03045404

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Focus Energy Trust and FET Resources Ltd.

*CURRENT ADDRESS 205 5th Avenue, S.W. Suite 3250
Calgary, Alberta T2P 2V7 - Canada

**FORMER NAME Storm Energy

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34761 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☒ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 12-31-03

82-34761

03 ... -1 ... 7:21

January 3, 2003

**For Immediate Release**

**Focus Energy Trust - FET.UN –TSX**
**FET Resources Ltd. - FTX -TSX**

**CALGARY, January 3, 2003** FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.03291 to 1.04377. Such increase will be effective on January 15, 2003.

The following are the details on the corrected calculation of the Exchange Ratio from today's earlier release:

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio ** | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| December 31, 2002 | 1.03291 | $0.11 | $10.1282 | 0.01086 | January 15, 2003 | 1.04377 |

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 – 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

For further information please contact:

**Focus Energy Trust**
**FET Resources Ltd.**

Derek Evans, President or
William Ostlund, Chief Financial Officer
at 403-781-8409

# FOCUS ENERGY TRUST

## Notice of
## Annual Meeting of Unitholders
## to be held on May 15, 2003

The Annual Meeting (the "Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") of Focus Energy Trust (the "Trust") will be held in the Herald Doll Room of the Hyatt Regency Hotel, 700 Centre Street S.W., Calgary, Alberta on Thursday, May 15, 2003 at 3:00 p.m. (Calgary time) to:

1. receive and consider the financial statements of the Trust for the year ended December 31, 2002, together with the report of the auditors and the report of the board of directors of FET Resources Ltd.;
2. fix the number of directors of FET Resources Ltd. to be elected at the meeting at five members;
3. elect five directors of FET Resources Ltd.;
4. appoint the auditors and to authorize the directors to fix their remuneration as such; and
5. transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying this notice.

If Unitholders of the Trust who are unable to attend the Meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time for holding the Meeting or any adjournment thereof.

Valiant Trust Company, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on April 8, 2003 (the "Record Date"). Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta this 8th day of April, 2003.

By order of the board of directors of FET Resources Ltd.

*"Derek W. Evans"*
Derek W. Evans
President and Chief Executive Officer

# FOCUS ENERGY TRUST

## INFORMATION CIRCULAR - PROXY STATEMENT

## FOR THE ANNUAL MEETING OF UNITHOLDERS TO BE HELD ON THURSDAY, MAY 15, 2003

### SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of Focus Energy Trust (the "Trust"), for use at the Annual Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 15th day of May, 2003, at 3:00 p.m. (Calgary time) in the Herald Doll Room at the Hyatt Regency Hotel, 700 Centre Street S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders being Trust Units and Special Voting Rights ("Special Voting Rights"). A Special Voting Right was issued to Valiant Trust Company (the "Trustee") as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares ("Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, FET Resources Ltd. ("FET Resources") in connection with a plan of arrangement which was effective August 23, 2002 involving the Trust, FET Resources, Storm Energy Inc. and Storm Energy Ltd. The Trust Units and the Special Voting Right vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The Special Voting Right which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date. The Trustee is required to vote the Special Voting Rights in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

Instruments of Proxy must be received by Valiant Trust Company, 510, 550 – 6$^{th}$ Avenue S.W., Calgary, Alberta T2P 0S2, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. The Trustee has fixed the record date for the Meeting at the close of business on April 8, 2003 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

**The persons named in the enclosed form of proxy are directors and officers of FET Resources. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.**

## NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

**The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders")** should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP Investor Communications well in advance of the Meeting in order to have the Trust Units voted.**

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of FET Resources, as the registered holders of Exchangeable Shares are entitled to instruct the Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

## REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of FET Resources at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting

Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

## PERSONS MAKING THE SOLICITATION

**The solicitation is made on behalf of management of the Trust.** The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting, this Information Circular - Proxy Statement and the Voting Direction will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of FET Resources, who will not be specifically remunerated therefor.

## EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

**In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.**

## VOTING BY HOLDERS OF EXCHANGEABLE SHARES

The Trustee holds one Special Voting Right of the Trust. The Special Voting Right is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares. Each holder of Exchangeable Shares is entitled to give the Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

## VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Trust Indenture dated July 15, 2002 between the Trustee and FET Resources (the "Trust Indenture").

The Trust is authorized to issue an unlimited number of Trust Units. As at April 8, 2003, 23,484,528 Trust Units were issued and outstanding. As at April 8, 2003, one Special Voting Right had been issued to the Trustee. The Special Voting Right is entitled to one vote for each issued and outstanding Exchangeable Share. As at April 8, 2003 there were 5,330,668 Exchangeable Shares issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder

present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the Trustee and the directors of FET Resources, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of FET Resources as a group is 8.5% (1,994,430 Trust Units). The percentage of Exchangeable Shares of the Trust that are owned, directly or indirectly, by all directors and officers of FET Resources as a group is 54% (2,881,085 Exchangeable Shares). Based upon the exchange ratio of 1.06840 in effect on April 8, 2003, directors and officers of FET Resources as a group owned, directly or indirectly, securities of the Trust equivalent to 5,072,581 units or 17.4% of the outstanding Trust Units and Exchangeable Shares of FET Resources.

## QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attached to all outstanding Trust Units. For the purposes of determining such Quorum, the holders of any issued Special Voting Right who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attached to such Special Voting Right. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

## APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

## MATTERS TO BE ACTED UPON AT MEETING

### *Election of Directors of FET Resources*

The articles of FET Resources provide for a minimum of three directors and a maximum of nine directors. There are currently five directors. Unitholders are entitled to select all five of the members of the Board of Directors of FET Resources by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of FET Resources.

The five nominees for selection as directors of FET Resources by Unitholders are as follows:

Matthew J. Brister
John A. Brussa
Stuart G. Clark
Derek W. Evans
Gerry A. Romanzin

The names and municipalities of residence of the five persons nominated for selection as directors of FET Resources by Unitholders, the number of Trust Units of the Trust and Exchangeable Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in FET Resources, the period served as director and the principal occupation of each are as follows:

| Name and Municipality of Residence | Number of Trust Units/ Exchangeable Shares Beneficially Owned or Controlled(5) | Offices Held and Time as Director | Principal Occupation |
|---|---|---|---|
| Matthew J. Brister(2)(3)<br>Calgary, Alberta | 1,208,855 / 999,451 | Director since 2002 | President and Chief Executive Officer of Storm Energy Ltd. (a public oil and gas company) |
| John A. Brussa(1)(3)(4)<br>Calgary, Alberta | nil / nil | Director since 2002 | Senior Partner, Burnet, Duckworth & Palmer LLP (law firm) |
| Stuart G. Clark(1)<br>Calgary, Alberta | 752,262 / 1,733,650 | Chairman and Director since 2002 | Independent Businessman |
| Derek W. Evans<br>Calgary, Alberta | 9,559 / 72,992 | President, Chief Executive Officer and Director since 2002 | President and Chief Executive Officer of FET Resources |
| Gerry A. Romanzin(1)(2)(4)<br>Calgary, Alberta | nil / nil | Director since 2002 | Independent Businessman |

Notes:
(1) Member of Audit Committee.
(2) Member of Reserves Corporate Committee.
(3) Member of Compensation Committee
(4) Member of Corporate Governance Committee.
(5) Messrs. Brister, Clark and Evans beneficially own, directly or indirectly, or exercise control or direction over 999,451, 1,733,650 and 72,922 Exchangeable Shares, respectively, which are exchangeable into Trust Units as at April 8, 2003 at an exchange ratio of 1.06840.

### *Appointment of Auditors of the Trust*

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of **KPMG** LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

## EXECUTIVE COMPENSATION

### *Summary Compensation Table*

The following table provides a summary of compensation information for each of the chief executive officers of FET Resources and the senior executive officers of FET Resources other than the chief executive officers (collectively, the "Named Executive Officers") for the period January 1, 2002 to December 31, 2002.

| | Annual Compensation | | | Long-Term Compensation | | |
|---|---|---|---|---|---|---|
| | | | | Awards | Payout | |
| Name and Principal Position | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities under Trust Unit Incentive Rights | LTIP Pay-outs | All Other Compensation[5] ($) |
| Derek W. Evans[1] President and Chief Executive Officer | 116,667 | 193,901[3] | [4] | 100,000 | Nil | 69,342 |
| William D. Ostlund[1] Vice President, Finance and Chief Financial Officer | 87,500 | 138,501[3] | [4] | 50,000 | Nil | 34,671 |
| Dennis M. Lawrence[1] Vice President Engineering | 38,862 | 110,801[3] | [4] | 50,000 | Nil | Nil |
| David W. Sakal[1] Vice President Operations | 72,917 | 110,801[3] | [4] | 50,000 | Nil | 34,671 |
| Matthew J. Brister[2] Former Chief Executive Officer | 82,237 | 96,000 | [4] | Nil | Nil | Nil |

Notes:

(1) For the period January 1, 2002 to December 31, 2002 only. Note that Messrs. Evans, Ostlund, and Sakal commenced employment on June 1, 2002, and Mr. Lawrence commenced employment on September 9, 2002.

(2) Mr. Brister held the position of President and Chief Executive Officer from January 1, 2002 to August 22, 2002.

(3) These payments were made in accordance with FET Resources Executive Bonus Plan, one half of which was paid in Trust Units.

(4) The value of perquisites and other personal benefits received by the Named Executive Officers was not greater than 10% of the total salary and bonus for the period.

(5) Taxable employment benefit associated with three executive officers purchasing Exchangeable Shares pursuant to the Plan of Arrangement.

### *Trust Unit Incentive Rights Granted*

The following table sets forth details with respect to rights granted to the Named Executive Officers during 2002 pursuant to the Trust Unit Incentive Rights Plan of the Trust. See "Trust Unit Rights Incentive Plan".

**Trust Unit Incentive Rights Grants During the Most Recently Completed Financial Year**

| Name | Securities Under Trust Unit Incentive Rights Granted (#) | % of Total Trust Unit Incentive Rights Granted in Financial Year | Initial Exercise or Base Price ($/Security) | Market Value of Securities Underlying Trust Unit Incentive Rights on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Derek W. Evans | 100,000 | 31.3% | $9.62 | $9.62 | Sept 9, 2007 |
| William D. Ostlund | 50,000 | 15.6% | $9.62 | $9.62 | Sept 9, 2007 |
| Dennis M. Lawrence | 50,000 | 15.6% | $9.62 | $9.62 | Sept 9, 2007 |
| David W. Sakal | 50,000 | 15.6% | $9.62 | $9.62 | Sept 9, 2007 |

*Aggregate Trust Unit Incentive Rights Exercised and Year-End Values*

The following table sets forth, with respect to the Named Executive Officers, the number of Unexercised Trust Unit Incentive Rights and the value of the in-the-money Trust Unit Incentive Rights at December 31, 2002.

**Aggregate Trust Unit Incentive Rights Exercised During the Most Recently Completed Financial Year and Financial Year-end Trust Unit Incentive Rights Values**

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Trust Unit Incentive Rights at FY-End (#) Exercisable/Unexerciseable | Value of Unexercised In-the-Money Trust Unit Incentive Rights at FY-End ($) Exercisable/Unexerciseable |
|---|---|---|---|---|
| Derek W. Evans | Nil | Nil | nil / 100,000 | nil / $86,000 |
| William D. Ostlund | Nil | Nil | nil / 50,000 | nil / $43,000 |
| Dennis M. Lawrence | Nil | Nil | nil / 50,000 | nil / $43,000 |
| David W. Sakal | Nil | Nil | nil / 50,000 | nil / $43,000 |

The value of the exercisable Trust Unit Incentive Rights (market value of Trust Units less exercise price) at December 31, 2002, was based upon the closing price of $10.15 for the Trust Units on December 31, 2002, being the last day of trading of the Trust Units in 2002, as quoted by the Toronto Stock Exchange. The adjusted exercise price at December 31, 2002 was $9.29 per Unit Incentive Right, being the grant price of $9.62 less a deduction for distributions to December 31, 2002 of $0.33 per Trust Unit in accordance with the Trust Unit Rights Plan.

## REMUNERATION OF DIRECTORS

Each of the directors of FET Resources, with the exception of the President and Chief Executive Officer, received an annual retainer of $10,000, $1,000 per in person meeting or committee meeting and $500 per telephone meeting or committee meeting attended plus expenses of attending such meetings.

In the fiscal year of the Trust ended December 31, 2002, a total of $27,240 in fees was paid to the directors of FET Resources. During 2002, the Trust granted an aggregate of 30,000 Trust Unit Incentive Rights to Messrs. Brussa, Clark, and Romanzin at a grant price of $9.62 per Trust Unit, subject to a downward adjustment in accordance with the provisions of the Trust Unit Incentive Rights Plan.

**TRUST UNIT RIGHTS INCENTIVE PLAN**

The Board of Directors of FET Resources and Unitholders have approved a trust unit rights incentive plan (the "Rights Plan") for directors, officers, employees or consultants of FET Resources which permits the granting of rights to purchase up to a maximum of 1,500,000 Trust Units. Unless otherwise approved by the TSX and the Unitholders of the Trust, the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares, which may be converted into Units. The number of rights and the exercise price thereof is set by the Board of Directors of FET Resources at the time of grant provided that the exercise price shall be equal to the weighted average of the per Unit closing price of Units of the Trust traded through the facilities of the TSX on the five trading days immediately preceding the date of grant. The holder of Rights is entitled to participate in monthly distributions which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant. The Rights Plan is administered by the Board of Directors who may amend, modify, or terminate the Rights Plan with the approval of the TSX. The Board of Directors may establish a minimum Exercise Price and vary the vesting and expiry periods under the Rights Plan provided that the duration of the Rights shall not exceed five years.

During the year, the Trust granted 320,000 rights to directors, officers, employees and consultants to purchase Trust Units at grant prices ranging from $9.62 to $10.10 per Trust Unit, subject to a downward adjustment to the extent that distributions to Unitholders in any given month exceed 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Rights granted under the plan generally have a five year term and vest equally over three years commencing on the first anniversary of the grant. In accordance with the Plan, the exercise price of the rights granted was reduced as a result of monthly distributions paid to Unitholders exceeding 10 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

**EXECUTIVE BONUS PLAN**

The Board of Directors of FET Resources and Unitholders have approved an Executive Bonus Plan (the "Bonus Plan") for key employees of FET Resources and its subsidiaries. The principal purpose of the Bonus Plan is to advance the interests of the Trust by providing for bonuses for key employees of FET Resources and its subsidiaries who are designated as participants there under. The goal in implementing the Bonus Plan is to attract and retain such key employees, make their compensation competitive with other opportunities, provide them with an incentive to strive to achieve the financial and business objectives of the Trust, and align their interests with those of the Unitholders by paying bonuses half in Trust Units and half in cash.

The Bonus Plan is administered by the Chief Executive Officer of FET Resources, who selects the participants in the Bonus Plan from among key employees of FET Resources and its subsidiaries and allocates participation points to each such participant, other than with respect to the Chief Executive Officer and Chief Financial Officer's participation level which is determined by the Compensation Committee. Under the Bonus Plan, each participant is entitled to receive a monthly bonus equal to such participant's pro rata participation points multiplied by: (i) with respect to the first $2 million paid out in any calendar year pursuant to the Bonus Plan, an amount equal to 2.5% of net production revenue for the managed entities (including the Trust and FET Resources); and (ii) 2.0% of such net production revenue thereafter. The payment for any plan year shall be made 50% in cash and 50% in Trust Units. In the event of a change of control, FET Resources shall terminate the Executive Bonus Plan and pay each participant a final bonus equal to the participant's pro rata participation points multiplied by the change of control

payout amount (the lesser of 1.5 times the monthly bonus amount paid in each of the 12 months prior to the date of the change of control or an aggregate of $3 million). The Executive Bonus Plan will terminate on August 31, 2007, unless otherwise extended. An aggregate of 900,000 Trust Units have been reserved pursuant to the Bonus Plan for issuance from treasury by the Trust.

During the year, the Trust recorded an expense of $554,004 associated with the Bonus Plan for operations to December 31, 2002. Half of this amount is settled through the issuance of units from treasury at a price equal to the last five trading days of the month for which the bonus relates. Of the $554,004 recorded for 2002 operations, $277,970 was settled in 2002, and $276,034 was settled during the first quarter of 2003.

**REPORT OF COMPENSATION COMMITTEE**

The Compensation Committee is comprised of Messrs. Brister (Chair) and Brussa and has been charged with reviewing overall human resource policies and procedures, including recruitment, performance management, compensation, benefit programs, training and development of personnel and succession planning.

The Trust's compensation plan for its executive officers has consisted of a combination of base salary, bonuses and the grant of rights under the Trust's Incentive Rights Plan. The Compensation Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other issuers of comparable size within the oil and gas industry with a view to ensure that such overall compensation packages are competitive. Such information is obtained from public disclosure by those issuers.

The Trust has adopted a formal bonus plan. The participation level of the Chief Executive Officer and Chief Financial Offer under the Executive Bonus Plan is based upon a recommendation by the Chief Executive Officer of FET Resources to the Compensation Committee which, after review and consideration recommends the participation level to the Board of Directors for approval.

The foregoing report is respectfully submitted to Unitholders by the Compensation Committee:

Matthew J. Brister
John A. Brussa

## PERFORMANCE CHART

The following graph illustrates changes from August 30, 2002 to December 31, 2002, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the TSX Oil & Gas Producers Index, with all dividends and distributions reinvested.



110
108
106
104
102
100
98
96
2002/08
2002/12
Focus Energy Trust Unitholder Total Return
S&P/TSX Composite Index
TSX Oil & Gas Producers Index


| | 2002/08 | 2002/12 |
|---|---|---|
| Focus Energy Trust Unitholder Total Return | 100 | 106.72 |
| S&P/TSX Composite Index | 100 | 100.04 |
| TSX Oil & Gas Producers Index | 100 | 100.49 |

Note:
(1) The S&P/TSX Composite Index was previously called the TSE 300 Index

## CORPORATE GOVERNANCE

### *General*

In 1995, The Toronto Stock Exchange (the "TSX") adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all corporations listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Set out below is a description of the Trust's corporate governance practices, some of which are provided by the terms of the Trust Indenture and others of which are established by the Board of Directors of FET Resources.

| TSE Corporate Governance Guidelines | Trust's Alignment | Commentary |
|---|---|---|
| 1. The Board of Directors should explicitly assume responsibility for stewardship of the corporation, and specifically for:<br>(a) adoption of a strategic planning process;<br>(b) identification of principal risks of the corporation's business and ensure the implementation of appropriate risk-management systems;<br>(c) succession planning and monitoring senior management<br>(d) communication policy; and<br>(e) integrity of internal control and management systems. | Yes | The board has full plenary powers and the statutory responsibility to oversee the conduct of business and to supervise management which is responsible for the day-to-day conduct of business. The board's fundamental objectives are to enhance and preserve long term shareholder value and to ensure that the Trust and FET Resources meet their objectives on an ongoing basis. The board has acknowledged its responsibility for stewardship, including responsibilities for<br>• the appointment of executive officers and for succession planning:<br>• the identification of principal business risks and ensuring the implementation of appropriate systems to manage these risks including hedging policies;<br>• approval of all financings and significant acquisitions or dispositions;<br>• approval of all budgets and forecasts;<br>• ensuring the implementation and integrity of internal control and management information systems;<br>• the approval and monitoring of strategic planning;<br>• monitoring compliance with all significant policies and procedures and applicable laws and regulations; and<br>• ensuring timely and accurate reporting to shareholders of financial and other matters in accordance with applicable law. |
| 2. Majority of directors should be unrelated. | Yes | Three of the five members of the board are unrelated. |

| TSE Corporate Governance Guidelines | Trust's Alignment | Commentary |
| --- | --- | --- |
| 3. Disclose for each director whether he or she is related, and how that conclusion was reached. | Yes | Mr. Evans is considered an "inside" and "related" director as he holds the position of President & CEO. Mr. Brister is currently considered a "related" director this year as he was the CEO until August 23, 2002. Messrs. Brister, Clark and Brussa are directors of Storm Energy Ltd. which provides services to FET Resources pursuant to the Technical Services Agreement which is a material contract. Notwithstanding that FET Resources is party to the Technical Services Agreement, the Board of Directors does not believe that this relationship interferes with their independence from management and the ability to act independently and in the best interest of unitholders. Mr. Brussa is a partner in a law firm which provides legal services to the Trust and FET Resources. The Board of Directors does not believe that this relationship interferes with Mr. Brussa's independence from management and his ability to act independently and in the best interests of unitholders. Mr. Romanzin is an unrelated director. |
| 4. Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors. | No | The board has established the Corporate Governance Committee which is composed exclusively of non-management and half of whom are unrelated directors. The Corporate Governance Committee has these responsibilities. |
| 5. Implement a process for assessing the effectiveness of the board, its committees and individual directors. | Yes | The Corporate Governance Committee has implemented a process of annually reviewing the effectiveness of the board, its committees and individual directors. |
| 6. Provide orientation and education programs for new directors. | Yes | Orientation is provided to new directors on an *ad hoc* basis upon them being invited to join the board, based upon the director's background and knowledge of the operations of the Trust and FET Resources. |
| 7. Examine the size of the board with a view to effectiveness and consider reducing the size of the Board. | Yes | The Corporate Governance Committee periodically examines the size of the board with respect to the view of its effectiveness. The Corporate Governance Committee is currently considering an expansion in the size of the board. |
| 8. Review compensation of directors | Yes | The Compensation Committee annually |

| TSE Corporate Governance Guidelines | Trust's Alignment | Commentary |
| --- | --- | --- |
| in light of risks and responsibilities | | reviews compensation of directors and makes recommendations to the full board with respect to directors' compensation. |
| 9. (a) Committees should generally be composed of non-management directors; and | Yes | All committees of the board are composed exclusively of non-management directors. |
| (b) majority of committee members should be unrelated. | No | At this time not all of the committees of the board have a majority of unrelated directors. The Compensation Committee and the Corporate Governance Committee consist of Mr. Brister and an unrelated director. |
| 10. Appoint a committee responsible for approach to corporate governance issues. | Yes | The Corporate Governance Committee is responsible for recommending approaches to corporate governance to the full board. |
| 11. (a) Define limits to management's responsibilities by developing mandates for:<br>• the board; and<br>• the CEO, | Yes | The President & CEO is accountable to the board for meeting corporate objectives. The board has delegated to the President & CEO the responsibilities for the day-to-day management of the business of FET Resources, subject to compliance with plans and objectives approved from time to time by the Board. |
| (b) The board should approve the CEO's corporate objectives. | Yes | All plans and corporate objectives are approved by the board. |
| 12. Establish procedures to enable the board to function independently of management. | Yes | The board has appointed a Chairman who is independent of management. The non-management directors meet from time to time independently of management. |
| 13. (a) Establish an audit committee with a specifically defined mandate. | Yes | The board has established the Audit Committee which has a defined mandate. This mandate includes:<br>• review all audited and unaudited financial statements and managements discussion and analysis of financial results;<br>• the responsibility for recommending the appointment of external auditors to the board and reviewing the terms of the external auditor's engagement, including of non-audit services, the appropriateness and reasonableness |

| TSE Corporate Governance Guidelines | Trust's Alignment | Commentary |
|---|---|---|
| | | of the auditor's fees and making a recommendation to the board with respect to their approval;<br>• review the annual audit plan with external auditors and management;<br>• review with management and the external auditors any proposed changes in significant accounting policies, the presentation and impact of significant risks and uncertainties and key estimates in judgments of management that may be material to financial reporting;<br>• review of internal control systems;<br>• meet privately with the external auditors to discuss any issues which may impact upon their ability to complete their work and other matters which are of concerns; and<br>• review the appointment of the chief financial officer and other key financial executives involved in financial reporting process. |
| (b) All members of the audit committee should be non-management directors. | Yes | All of the members of the audit committee are non-management directors. |
| 14. Implement a system to enable individual directors to engage outside advisors, at the corporation's expense. | Yes | Individual directors may engage outside advisors, at the expense of FET Resources. |

***Other Activities of the Board of Directors of FET Resources***

The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture or adopted by the Board.

The Board of Directors and its committees has access to senior management on a regular basis as Mr. Evans is a director and attends all meetings of the Board of Directors along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

The Board, in part, performs its mandated responsibilities through the activities of its four committees: the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Reserves Committee.

**INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS**

There is not, and has not been, any indebtedness outstanding from directors or officers of FET Resources or the Trustee of the Trust at any time since the formation of the Trust.

**INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS**

There were no other material interests, direct or indirect, of directors of FET Resources, nominees for director of FET Resources, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons in any transaction during 2002 or in any proposed transaction which has materially affected or would materially affect the Trust or FET Resources other than as disclosed herein and as part of the Plan of Arrangement, FET Resources has a Technical Services Agreement with Storm Energy Ltd., which commenced on August 23, 2002 and expires on June 30, 2003 unless extended by mutual agreement between the parties. Under this agreement, FET Resources pays a monthly fee of $350,000 for certain technical and administrative services. Messrs. Brister, Clark and Brussa are directors and/or officers of Storm Energy Ltd.

**INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON**

FET Resources is not aware of any material interest of any director or nominee for director of FET Resources or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting.

**OTHER MATTERS**

FET Resources knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

**APPROVAL AND CERTIFICATION**

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of FET Resources on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 8, 2003

**FOCUS ENERGY TRUST**
**By: FET Resources Ltd.**

(signed) Derek W. Evans
President and
Chief Executive Officer

(signed) William D. Ostlund
Vice-President Finance and
Chief Financial Officer

**SCHEDULE A**

**NOTICE OF CHANGE OF AUDITORS**

1. The former auditors of Focus Energy Trust ("Focus"), Deloitte & Touche LLP, Calgary, Alberta ("Former Auditor") resigned as Focus' auditors effective April 8, 2003. The Former Auditor met with the chairman of the audit committee of Focus and agreed, at the request of the audit committee, that it would be appropriate for the Former Auditor to resign. The Former Auditor therefore resigned so that KPMG LLP ("Successor Auditor") could be appointed as the auditors of Focus.

2. There were no reservations in the Former Auditors' reports on the financial statements of Focus or its predecessor entity for the two most recently completed fiscal years of Focus.

3. There were no "reportable events" - i.e. any occurrences in the relationship between the Former Auditor and Focus or the Successor Auditor and Focus - which may have been a contributing factor to the resignation of the Former Auditor, during the two most recently completed fiscal years of Focus or its predecessor entity or the period subsequent to the end of the last completed fiscal year of Focus.

4. The decision to request the resignation of the Former Auditor and to appoint, as Successor Auditor, KPMG LLP, Chartered Accountants, was considered and approved by the audit committee of FET Resources Ltd.

DATED EFFECTIVE: April 8, 2003

BY ORDER OF THE BOARD OF
DIRECTORS OF FET RESOURCES LTD.

(signed) "William D. Ostlund"
Vice President Finance and Chief Financial Officer

**FOCUS ENERGY TRUST**

FORM OF PROXY
**For the Annual Meeting to be held on May 15, 2003**

I, ________________________________ of ______________________________________ , being a holder (the "Unitholders") of Trust Units ("Trust Units") of Focus Energy Trust (the "Trust") hereby appoint Derek W. Evans, President and Chief Executive Officer, of the City of Calgary, in the Province of Alberta, or, failing him, William D. Ostlund, Vice President, Financial and Chief Financial Officer, of the City of Calgary, in the Province of Alberta, or, instead of either of the foregoing, ____________________ of ____________________________________ , as my proxy, with full power of substitution, to attend and act and vote for me and on my behalf at the Annual Meeting of the Unitholders of the Trust (the "Meeting") to be held on May 15, 2003 and at any adjournment thereof and at every poll that may take place in consequence thereof. Without limiting the general powers conferred, I hereby direct the said proxy to vote the shares represented by this proxy as follows, on the following matters, namely:

- FOR ________ or AGAINST _______ the resolution fixing the number of directors to be elected at the Meeting at five members;

- FOR ________ or WITHHOLD FROM VOTING FOR _______ the election as directors for the ensuing year of the five nominees proposed by management in the Information Circular-Proxy Statement of the Trust dated April 8, 2003;

- FOR ________ or WITHHOLD FROM VOTING FOR _______ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Trust and to authorize the directors of FET Resources Ltd. to fix their remuneration as such; and

- At the discretion of the said proxy upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof in such manner as such proxy in his sole judgment may determine.

I hereby revoke any proxies heretofore given.

**Your Trust Units will be voted as directed in the spaces provided above or, if no direction is given, be voted in favour of each of the above matters. A Unitholder has the right to appoint a person, who need not be a Unitholder, to attend and to act for them at the Meeting, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.**

**This solicitation is made on behalf of the management of the Trust.**

DATED this ______ day of ______________, 2003

________________________________
Signature of Unitholder

________________________________
Name of Unitholder (please print)

NOTES:

1. If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2. If you are an executor, administrator, trustee, etc. you should indicate their capacity.

3. This form of proxy must be dated and the signature of the proxy should be exactly the same as the name in which the shares are registered.

4. This proxy will not be valid and will not be acted upon or voted unless it is signed and dated and delivered to Valiant Trust Company, 510, 550 – $6^{th}$ Avenue S.W., Calgary, AB T2P 0S2, not less than 24 hours before the time for holding the meeting or any adjournment thereof.

VALIANT
*Trust Company*

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

April 11, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

**Re: Focus Energy Trust**
**Annual Meeting of Unitholders**
**To Be Held on May 15, 2003**

In our capacity as the Agent for Focus Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the unitholders of Focus Energy Trust, on **April 11, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Focus Energy Trust
Attn: Mr. Bill Ostlund

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF **FOCUS ENERGY TRUST** ("CORPORATION"), |
| OF | ) | THE ANNUAL MEETING OF UNITHOLDERS |
| ALBERTA | ) | TO BE HELD **MAY 15, 2003**. |

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON APRIL 11, 2003, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 8, 2003, **WERE THE REGISTERED HOLDERS OF TRUST UNITS OF FOCUS ENERGY TRUST, OR WERE THE REGISTERED HOLDERS OF EXCHANGEABLE SHARES OF FET RESOURCES LTD.;**

   (a) **a copy of the NOTICE OF ANNUAL MEETING marked EXHIBIT "A" and identified by me;**

   (b) **a copy of the INFORMATION CIRCULAR - PROXY STATEMENT marked EXHIBIT "B" and identified by me;**

   (c) **a copy of the FORM OF PROXY marked EXHIBIT "C" and identified by me;**

   (d) **a copy of the 2002 ANNUAL REPORT marked EXHIBIT "D" and identified by me;**

   (e) **a RETURN ENVELOPE marked EXHIBIT "E" and identified by me;**

   (f) **a copy of the VOTING DIRECTION FOR THE HOLDERS OF EXCHANGEABLE SHARES OF FET RESOURCES LTD. marked EXHIBIT "F" and identified by me.**

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 11, 2003 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

4. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A", "B", "D" AND "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 11, 2003 TO EACH INTERMEDIARY HOLDING EXCHANGEABLE SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 11TH DAY OF APRIL 2003.

| | |
|---|---|
| "Pam Elliott" | "Cheryl Dahlager" |
| COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA<br>My commission expires on November 15, 2003. | Cheryl Dahlager |

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
(514) 878-8803
paul.dingle@fmc-law.com
601934-227

Le 3 juin 2003

**Via SEDAR**
Madame Josée DesLauriers
*Directrice des marché des capitaux*
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

**Objet : Focus Energy Trust**
**Projet n° 00528230**

Madame,

Au nom de Focus Energy Trust, nous déposons la version française de la circulaire d'information (ainsi que l'avis de convocation et la procuration) datée du 8 avril 2003.

Le présent dépôt complète le dépôt effectué par Valiant Trust Company le 11 avril 2003.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

PFD/nc
0603032.pdf

**FOCUS ENERGY TRUST**

**Procuration destinée à**
**l'assemblée annuelle devant avoir lieu le 15 mai 2003**

Je ____________________, de __________________, porteur de parts (le « porteur de parts ») de parts de fiducie (les « parts de fiducie ») de Focus Energy Trust (la « Fiducie ») nomme par les présentes Derek W. Evans, président et chef de la direction, de Calgary, en Alberta ou, à défaut de celui-ci, William D. Ostlund, vice-président et chef des finances, de Calgary, en Alberta ou, à la place de l'un ou l'autre d'entre eux, ________________________________, comme fondé de pouvoir, avec pleins pouvoirs de substitution, autorisé à assister, à agir et à voter pour mon compte à l'assemblée annuelle des porteurs de parts de la Fiducie (l'« assemblée ») devant avoir lieu le 15 mai 2003 et à toute reprise de celle-ci en cas d'ajournement, ainsi qu'à l'occasion de tout scrutin pouvant en résulter. Sans restreindre les pouvoirs généraux conférés par les présentes, j'ordonne par les présentes au fondé de pouvoir d'exercer comme suit les droits de vote afférents aux parts de fiducie représentées par la présente procuration :

- VOTER POUR _____ ou CONTRE _____ la résolution fixant à cinq le nombre d'administrateurs devant être élus à l'assemblée;
- VOTER POUR _____ l'élection à titre d'administrateurs, pour l'année qui vient, des cinq candidats de la direction dont il est question dans la circulaire d'information de la Fiducie datée du 8 avril 2003 ou NE PAS VOTER _____;
- VOTER POUR _____ la nomination de KPMG s.r.l., comptables agréés, à titre de vérificateurs de la Fiducie, et autoriser les administrateurs de FET Resources Ltd. à établir leur rémunération ou NE PAS VOTER _____;
- Voter à sa discrétion et avec discernement à l'égard de toute modification des questions susmentionnées ou de toute autre question qui pourrait être valablement soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.

Je révoque par les présentes toute procuration donnée antérieurement.

**Les droits de vote afférents aux parts de fiducie seront exercés conformément aux instructions données ci-dessus ou, à défaut d'instructions, ils le seront en faveur des questions susmentionnées. Chaque porteur de parts peut nommer un fondé de pouvoir autre que les personnes désignées ci-dessus, lequel ne doit pas nécessairement être porteur de parts, qui le représentera à l'assemblée, en rayant le nom des représentants de la direction et en inscrivant lisiblement en lettres moulées dans l'espace réservé le nom du fondé de pouvoir de son choix.**

**La présente procuration est faite pour le compte de la direction de la Fiducie.**

FAIT le ______________________________ 2003

______________________________
(signature du porteur de parts)

______________________________
Nom du porteur de parts (en lettres moulées)

NOTES

1. Si le porteur de parts est une société par actions, la présente procuration doit être revêtue de son sceau ou de la signature d'un membre de sa direction ou de son mandataire dûment autorisé.

2. La personne qui signe à titre d'exécuteur testamentaire, d'administrateur judiciaire ou de fiduciaire, entre autres, devrait l'indiquer et préciser sa qualité au complet.

3. La présente procuration doit être datée et la signature y étant apposée doit correspondre exactement au nom auquel les parts sont immatriculées.

4. La présente procuration ne sera valide et ne sera utilisée que si elle est signée, datée et remise à Valiant Trust Company, 550, 6th avenue S.W., bureau 510, Calgary (Alberta) T2P 0S2, au moins 24 heures avant le moment prévu pour l'assemblée ou toute reprise de celle-ci en cas d'ajournement.

**FOCUS ENERGY TRUST**

**Avis de convocation**
**à l'assemblée annuelle des porteurs de parts**
**devant avoir lieu le 15 mai 2003**

L'assemblée annuelle (l'« assemblée ») des porteurs (les « porteurs de parts ») de parts de fiducie (les « parts de fiducie ») de Focus Energy Trust (la « fiducie ») aura lieu dans la salle Herald Doll du Hyatt Regency Hotel, 700, Centre Street S.W., Calgary (Alberta), le jeudi 15 mai 2003 à 15 h (heure de Calgary) aux fins suivantes :

1. recevoir et étudier les états financiers de la Fiducie pour l'exercice terminé le 31 décembre 2002, ainsi que le rapport des vérificateurs y afférent et le rapport du conseil d'administration de FET Resources Ltd.;

2. fixer à cinq le nombre d'administrateurs de FET Resources Ltd. devant être élus à l'assemblée;

3. élire cinq administrateurs de FET Resources Ltd.;

4. nommer les vérificateurs et autoriser les administrateurs à établir leur rémunération;

5. traiter toute autre question qui pourrait être valablement soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.

Les questions devant être soumises à l'assemblée sont décrites dans la circulaire d'information qui accompagne le présent avis.

Le porteur de parts de la Fiducie qui ne peut assister à l'assemblée est prié de dater et de signer la procuration ci-jointe, puis de la faire parvenir, en la postant ou en la déposant, à Valiant Trust Company, 550, 6th Avenue S.W., bureau 510, Calgary (Alberta) T2P 0S2. La procuration ne sera valide et utilisée à l'assemblée que si elle parvient à cette adresse au moins 24 heures avant le moment prévu pour la tenue de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement.

Valiant Trust Company, fiduciaire de la Fiducie, a fixé la date de clôture des registres applicables à l'assemblée à la fermeture des bureaux le 8 avril 2003 (la « date de clôture des registres »). Le porteur de parts inscrit pourra exercer à l'assemblée les droits de vote afférents aux parts de fiducie figurant sur la liste des porteurs de parts dressée à la date de clôture des registres. La personne qui devient porteur de parts après la date de clôture des registres n'a pas le droit de voter à l'assemblée.

FAIT à Calgary, en Alberta, le 8 avril 2003.

Par ordre du conseil d'administration de FET Resources Ltd.,

le président et chef de la direction,

« *Derek W. Evans* »
Derek W. Evans

## FOCUS ENERGY TRUST

## CIRCULAIRE D'INFORMATION RELATIVE À L'ASSEMBLÉE ANNUELLE DES PORTEURS DE PARTS DEVANT AVOIR LIEU LE JEUDI 15 MAI 2003

### SOLLICITATION DE PROCURATIONS

La présente circulaire d'information est fournie relativement à la sollicitation, par la direction de Focus Energy Trust (la « Fiducie »), de procurations destinés à l'assemblée annuelle des porteurs (les « porteurs de parts ») de parts de fiducie (les « parts de fiducie ») de la Fiducie (l'« assemblée »), qui doit avoir lieu le 15 mai 2003 à 15 h (heure de Calgary) dans la salle Herald Doll du Hyatt Regency Hotel, au 700, Centre Street S.W., à Calgary, en Alberta, et à toute reprise de celle-ci en cas d'ajournement, aux fins indiquées dans l'avis de convocation.

La Fiducie compte deux types de titres en circulation qui permettent généralement à leurs porteurs de voter aux assemblées des porteurs de parts, soit les parts de fiducie et les droits de vote spéciaux (les « droits de vote spéciaux »). Un droit de vote spécial a été émis à Valiant Trust Company (le « fiduciaire ») à titre de fiduciaire aux termes d'une convention de vote fiduciaire et d'échange au profit des porteurs d'actions échangeables (les « actions échangeables ») qui ont été émises par la filiale en propriété exclusive de la Fiducie, FET Resources Ltd. (« FET Resources »), dans le cadre du plan d'arrangement conclu en date du 23 août 2002 entre la Fiducie, FET Resources, Storm Energy Inc. et Storm Energy Ltd. Les porteurs de parts de fiducie et de droits de vote spéciaux votent ensemble à titre de catégorie unique sur toutes les questions. Chaque part de fiducie en circulation à la date de clôture des registres (au sens donné à ce terme ci-après) donne droit à une voix. Le droit de vote spécial qui est en circulation donne droit à une voix par action échangeable en circulation à la date de clôture des registres. Le fiduciaire doit exercer le droit de vote spécial conformément aux instructions des porteurs d'actions échangeables et s'abstenir de voter quant aux actions échangeables à l'égard desquelles il n'a reçu aucune instruction. La méthode que doivent suivre les porteurs d'actions échangeables pour donner leurs instructions de vote au fiduciaire relativement à l'assemblée est décrite dans le document intitulé « Instructions de vote des porteurs d'actions échangeables » (les « instructions de vote »), qui est fourni aux porteurs d'actions échangeables en même temps que la présente circulaire d'information. Voir également la rubrique intitulée « Exercice du droit de vote des porteurs d'actions échangeables » de la présente circulaire d'information.

Valiant Trust Company, située au 550, 6th Avenue S.W., bureau 510, Calgary (Alberta) T2P 0S2, doit recevoir les procurations au moins 24 heures avant le moment prévu pour la tenue de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement. Le fiduciaire a fixé la date de clôture des registres applicable à l'assemblée à la fermeture des bureaux le 8 avril 2003 (la « date de clôture des registres »). Seuls les porteurs de parts inscrits à cette date ont le droit d'être convoqués à l'assemblée. Le porteur de parts inscrit pourra exercer les droits de vote afférents aux parts de fiducie figurant sur la liste des porteurs de parts qui ont le droit de voter à l'assemblée dressée à la date de clôture des registres, même s'il a aliéné ses parts de fiducie après cette date. La personne qui devient porteur de parts après la date de clôture des registres n'a pas le droit de voter à l'assemblée.

Les procurations doivent être faites par écrit et signées par le porteur de parts ou son mandataire autorisé par écrit ou, si le porteur de parts est une société par actions, être revêtues du sceau de cette dernière ou être signées par l'un des membres de sa direction ou un mandataire dûment autorisé.

**Les personnes désignées dans la procuration ci-jointe sont des administrateurs ou des membres de la direction de FET Resources. Chaque porteur de parts a le droit de nommer un fondé de pouvoir autre que les personnes désignées ci-dessus, qui n'est pas obligatoirement un**

**porteur de parts, qui assistera à l'assemblée et y agira en son nom. Il peut se prévaloir de ce droit en biffant le nom des représentants de la direction et en inscrivant le nom du fondé de pouvoir de son choix en caractères d'imprimerie dans l'espace prévu à cette fin.**

## AVIS AUX PORTEURS VÉRITABLES DE PARTS DE FIDUCIE

**Les renseignements énoncés dans la présente rubrique revêtent une grande importance pour de nombreux porteurs de parts de la Fiducie, étant donné qu'un grand nombre de ceux-ci ne détiennent pas leurs parts de fiducie en leur propre nom. Les porteurs de parts qui ne détiennent pas leurs parts de fiducie en leur propre nom (appelés dans les présentes les « porteurs véritables »)** doivent noter que seules les procurations déposées par les porteurs de parts qui figurent dans les registres de la Fiducie à titre de porteurs inscrits peuvent être reconnues et utilisées à l'assemblée. Dans la plupart des cas où des parts de fiducie figurent dans un état de compte fourni à un porteur de parts par un courtier, ces parts de fiducie ne sont pas inscrites au nom du porteur de parts dans les registres de la Fiducie, mais vraisemblablement au nom du courtier du porteur de parts ou d'un mandataire de ce courtier. Au Canada, la grande majorité de ces parts de fiducie sont immatriculées au nom de CDS & Co. (le nom à des fins d'immatriculation de La Caisse canadienne de dépôt de valeurs limitée, qui est le prête-nom de nombreuses maisons de courtage canadiennes). Les droits de vote afférents aux parts de fiducie détenues par des courtiers ou par leurs prête-noms ne peuvent être exercés (pour ou contre une résolution) que conformément aux directives du porteur véritable. En l'absence de directives précises, il est interdit aux courtiers ou aux prête-noms de voter pour le compte de leurs clients. La Fiducie ne sait pas en faveur de qui les parts de fiducie immatriculées au nom de CDS & Co. sont détenues.

Les organismes de réglementation ont pour politique d'exiger que les intermédiaires et les courtiers obtiennent des directives en matière de vote des porteurs véritables avant les assemblées. Les intermédiaires et les courtiers ont leur propre méthode de mise à la poste et leurs propres directives de renvoi des procurations, que les porteurs véritables devraient suivre scrupuleusement afin de s'assurer que les droits de vote afférents à leurs parts de fiducie soient exercés à l'assemblée. Souvent, la procuration fournie au porteur véritable par son courtier est identique à celle qui est fournie aux porteurs de parts inscrits; cependant, son objet se limite à donner au porteur inscrit des directives sur la façon de voter au nom du porteur véritable. La majorité des courtiers délèguent désormais la responsabilité d'obtenir les directives de leurs clients à ADP Investor Communications, qui envoie habituellement par la poste un formulaire d'instructions de vote lisible électroniquement au lieu de la procuration. On demande au porteur véritable de remplir le formulaire d'instructions de vote et de le renvoyer à ADP Investor Communications par courrier ou par télécopieur. Le porteur véritable peut également voter en composant un numéro de téléphone sans frais. ADP Investor Communications compile ensuite toutes les directives reçues et donne les directives appropriées en vue de l'exercice des droits de vote afférents aux parts de fiducie devant être représentées à l'assemblée. **Le porteur véritable qui reçoit un formulaire d'instructions de vote ne peut utiliser celui-ci pour voter directement à l'assemblée, puisque ce formulaire doit être retourné conformément aux instructions de ADP Investor Communications bien avant l'assemblée afin que les droits de vote afférents aux parts de fiducie puissent être exercés.**

L'exposé qui précède s'applique également aux porteurs d'actions échangeables qui ne détiennent pas leurs actions échangeables en leur propre nom. Seuls les porteurs d'actions échangeables dont le nom figure dans les registres de FET Resources à titre de porteurs d'actions échangeables inscrits ont le droit de donner des directives au fiduciaire relativement à la façon d'exercer les droits de vote afférents à leurs actions échangeables à l'assemblée.

## RÉVOCABILITÉ DES PROCURATIONS

Le porteur de parts qui a remis une procuration peut la révoquer à tout moment avant qu'il n'en soit fait usage. La personne qui a donné une procuration et qui se présente à l'assemblée à laquelle cette procuration doit être utilisée peut la révoquer et exercer elle-même les droits de vote qu'elle représente. En plus des autres moyens de révocation permis par la loi, le porteur de parts peut révoquer la procuration en déposant un document signé par lui-même ou par son mandataire autorisé par écrit ou, si le porteur de parts est une société par actions, un document revêtu de son sceau ou de la signature d'un membre de sa direction ou de son mandataire dûment autorisé, soit au siège social de FET Resources, au plus tard le jour ouvrable précédant le jour de l'assemblée, ou de toute reprise de celle-ci en cas d'ajournement, à laquelle la procuration doit être utilisée, ou encore auprès du président de l'assemblée, le jour de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement. Dans les deux cas, la procuration est révoquée dès le moment d'un tel dépôt.

Le porteur d'actions échangeables qui a remis un formulaire d'instructions de vote peut le révoquer à tout moment avant l'assemblée. Outre les autres manières permises par la loi, le porteur d'actions échangeables peut révoquer ce formulaire en déposant un document signé par lui-même ou par son mandataire autorisé par écrit ou, si le porteur est une société par actions, un document revêtu de son sceau ou de la signature d'un membre de sa direction ou de son mandataire dûment autorisé, soit au bureau du fiduciaire au plus tard le jour ouvrable précédant le jour de l'assemblée, ou de toute reprise de celle-ci en cas d'ajournement, à laquelle les instructions de vote doivent être utilisées, soit auprès d'un représentant du fiduciaire présent à l'assemblée, le jour de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement. Dans les deux cas, les instructions de vote sont révoquées dès le moment d'un tel dépôt.

## PERSONNES SOLLICITANT LES PROCURATIONS

**Les procurations sont sollicitées pour le compte de la direction de la Fiducie.** La Fiducie assume tous les frais relatifs à l'élaboration et à l'envoi par la poste de la procuration, de l'avis de convocation, de la présente circulaire d'information et des instructions de vote. En plus de la poste, les administrateurs, les membres de la direction et les employés de FET Resources peuvent solliciter des procurations au moyen d'entrevues réalisées en personne, par téléphone ou à l'aide d'autres moyens de communication, sans rémunération particulière à cet égard.

## EXERCICE DU POUVOIR DISCRÉTIONNAIRE DES FONDÉS DE POUVOIR

Les droits de vote afférents aux parts de fiducie représentées par les procurations établies en faveur des représentants de la direction seront exercés à tout scrutin qui pourrait être tenu à l'assemblée et, si le porteur de parts indique un choix relativement à une question devant faire l'objet d'un vote, ces droits de vote seront exercés à chaque scrutin conformément aux directives de celui-ci.

**En l'absence de telles directives, les droits de vote afférents aux parts de fiducie seront exercés en faveur des questions à l'ordre du jour. Les personnes désignées dans les procurations fournies par la Fiducie jouissent d'un pouvoir discrétionnaire à l'égard des modifications des questions mentionnées dans la procuration et dans l'avis de convocation. À la date d'impression de la présente circulaire d'information, la direction de la Fiducie n'est au courant d'aucune modification ou autre question de ce genre.**

## EXERCICE DU DROIT DE VOTE DES PORTEURS D'ACTIONS ÉCHANGEABLES

Le fiduciaire détient un droit de vote spécial de la Fiducie. Le droit de vote spécial donne droit, à l'assemblée, à un nombre de voix équivalant au nombre d'actions échangeables en circulation. Chaque porteur d'actions échangeables peut donner des instructions de vote au fiduciaire quant à un nombre de voix équivalant au nombre d'actions échangeables qu'il détient. Le formulaire d'instructions de vote est le moyen par lequel le porteur d'actions échangeables peut autoriser l'exercice de ses droits de vote à l'assemblée. Le fiduciaire exercera chaque droit de vote uniquement selon les instructions données par le porteur dans le formulaire d'instructions de vote. Le fiduciaire n'exercera pas les droits de vote relativement auxquels il n'a reçu aucune instruction. Le porteur d'actions échangeables peut également demander au fiduciaire de lui remettre une procuration lui permettant, ou permettant à une personne qu'il désignera, de voter ou d'octroyer à la direction de la Fiducie une procuration qui permettra à celle-ci de voter.

## PARTS DE FIDUCIE COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS DE CELLES-CI

La Fiducie a été établie aux termes de l'acte de fiducie daté du 15 juillet 2002 conclu entre le fiduciaire et FET Resources (l'« acte de fiducie »).

La Fiducie est autorisée à émettre un nombre illimité de parts de fiducie. Au 8 avril 2003, 23 484 528 parts de fiducie étaient émises et en circulation. Au 8 avril 2003, un droit de vote spécial avait été émis au fiduciaire. Le droit de vote spécial donne droit à une voix par action échangeable émise et en circulation. Au 8 avril 2003, 5 330 668 actions échangeables étaient émises et en circulation. À l'occasion d'un vote à main levée, chaque porteur de parts ayant le droit de voter qui assiste à l'assemblée ou y est représenté par procuration pourra exprimer une voix. Dans le cadre d'un scrutin, chaque porteur de parts qui assiste à l'assemblée ou y est représenté par procuration a droit à une voix par part de fiducie dont il est porteur inscrit. Les votes relatifs aux résolutions spéciales doivent faire l'objet d'un scrutin, sans qu'il soit nécessaire d'en faire la demande.

Les droits de vote afférents à une part de fiducie détenue conjointement peuvent être exercés à l'assemblée par l'un ou l'autre des porteurs en personne ou par procuration, mais si plus d'un de ces porteurs assistent à l'assemblée ou y sont représentés par procuration et ne s'entendent pas sur la façon d'exercer un droit de vote, celui d'entre eux dont le nom paraît en premier lieu sur le registre des porteurs de parts tenu par le fiduciaire aura le droit d'exercer ce droit de vote.

À la connaissance du fiduciaire et des administrateurs de FET Resources, aucune personne physique ou morale n'est propriétaire véritable, directement ou indirectement, de parts de fiducie comportant plus de 10 % des droits de vote afférents aux parts de fiducie émises et en circulation de la Fiducie pouvant être exercés à l'assemblée, ni n'exerce une emprise sur une telle proportion de ces parts de fiducie.

Le pourcentage des parts de fiducie de la Fiducie qui appartiennent, directement ou indirectement, à l'ensemble des administrateurs et des membres de la direction de FET Resources, collectivement, s'établit à 8,5 % (1 994 430 parts de fiducie). Le pourcentage d'actions échangeables de la Fiducie qui appartiennent, directement ou indirectement, à l'ensemble des administrateurs et des membres de la direction de FET Resources, collectivement, s'établit à 54 % (2 881 085 actions échangeables). Selon le ratio d'échange de 1,06840 en vigueur le 8 avril 2003, les administrateurs et les membres de la direction de FET Resources sont collectivement propriétaires, directement ou indirectement, de titres de la Fiducie équivalant à 5 072 581 parts, soit 17,4 % des parts de fiducie et des actions échangeables en circulation de FET Resources.

## QUORUM DE L'ASSEMBLÉE

Le quorum de l'assemblée sera formé d'au moins deux personnes y assistant ou y étant représentées par procuration qui représentent globalement au moins 5 % des droits de vote afférents à la totalité de parts de fiducie en circulation. Aux fins de l'établissement de ce quorum, le porteur d'un droit de vote spécial qui assiste à l'assemblée sera considéré comme représentant le nombre de parts de fiducie en circulation équivalant au nombre de voix rattachées à ce droit de vote spécial. Si le quorum n'est pas atteint au cours de la demi-heure qui suit l'heure fixée pour la tenue de l'assemblée, celle-ci sera ajournée à une date se situant au moins 21 jours plus tard, au lieu, à la date et à l'heure que fixera le président de l'assemblée. À la reprise de l'assemblée, le quorum sera constitué des porteurs de parts qui y assisteront ou y seront représentés par procuration.

## APPROBATIONS NÉCESSAIRES

Toutes les questions devant être soumises à l'assemblée sont des résolutions ordinaires qui doivent être approuvées par plus de 50 % des voix exprimées par les porteurs de parts présents ou représentés par procuration à l'assemblée, ou pour leur compte.

## QUESTIONS À L'ORDRE DU JOUR

### *Élection des administrateurs de FET Resources*

Les statuts de FET Resources prévoient que le conseil doit se composer d'au moins trois et d'au plus neuf administrateurs. Le conseil se compose à l'heure actuelle de cinq membres. Les porteurs de parts ont le droit de choisir les cinq membres du conseil d'administration de FET Resources au moyen d'un vote tenu à une assemblée des porteurs de parts tenue conformément à l'acte de fiducie. Après cette assemblée, le fiduciaire élira les personnes ainsi choisies au conseil d'administration de FET Resources par les porteurs de parts.

Les cinq candidats suivants peuvent être choisis à titre d'administrateurs de FET Resources par les porteurs de parts :

Matthew J. Brister
John A. Brussa
Stuart G. Clark
Derek W. Evans
Gerry A. Romanzin

Le tableau suivant présente le nom et le lieu de résidence des cinq candidats pouvant être choisis à titre d'administrateurs de FET Resources par les porteurs de parts, le nombre de parts de fiducie de la Fiducie et d'actions échangeables dont chacun est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce une emprise, les postes qu'il occupe au sein de FET Resources, la durée de son mandat à titre d'administrateur et ses occupations principales :

| Nom et lieu de résidence | Nombre de parts de fiducie/d'actions échangeables détenues en propriété véritable ou soumises à une emprise[5] | Postes occupés et durée du mandat à titre d'administrateur | Occupations principales |
|---|---|---|---|
| Matthew J. Brister[2][3]<br>Calgary (Alberta) | 1 208 855 / 999 451 | Administrateur depuis 2002 | Président et chef de la direction de Storm Energy Ltd. (société pétrolière et gazière ouverte) |
| John A. Brussa[1][3][4]<br>Calgary (Alberta) | Néant / Néant | Administrateur depuis 2002 | Associé principal, Burnet, Duckworth & Palmer LLP (cabinet d'avocats) |
| Stuart G. Clark[1]<br>Calgary (Alberta) | 752 262 / 1 733 650 | Président du conseil et administrateur depuis 2002 | Homme d'affaires indépendant |
| Derek W. Evans<br>Calgary (Alberta) | 9 559 / 72 992 | Président, chef de la direction et administrateur depuis 2002 | Président et chef de la direction de FET Resources |
| Gerry A. Romanzin[1][2][4]<br>Calgary (Alberta) | Néant / Néant | Administrateur depuis 2002 | Homme d'affaires indépendant |

Notes

(1) Membre du comité de vérification.
(2) Membre du comité des réserves.
(3) Membre du comité de rémunération.
(4) Membre du comité de régie d'entreprise.
(5) MM. Brister, Clark et Evans sont propriétaires véritables, directement ou indirectement, de 999 451, 1 733 650 et 72 922 actions échangeables, respectivement, qui sont échangeables contre des parts de fiducie au 8 avril 2003, à un ratio d'échange de 1,06840, ou exercent une emprise sur de telles actions échangeables.

### *Nomination des vérificateurs de la Fiducie*

L'acte de fiducie prévoit que les vérificateurs de la Fiducie doivent être choisis à chaque assemblée annuelle des porteurs de parts. Par conséquent, les porteurs de parts examineront une résolution ordinaire relative à la nomination du cabinet **KPMG** s.r.l., comptables agréés, de Calgary, en Alberta, à titre de vérificateurs de la Fiducie pour un mandat expirant à l'assemblée annuelle suivante des porteurs de parts.

## RÉMUNÉRATION DES HAUTS DIRIGEANTS

### *Tableau récapitulatif de la rémunération*

Le tableau suivant présente un sommaire de la rémunération versée à chacun des chefs de la direction de FET Resources et des autres hauts dirigeants de FET Resources (collectivement, les « hauts dirigeants désignés ») pour la période allant du 1er janvier 2002 au 31 décembre 2002 :

| | Rémunération annuelle | | | Rémunération à long terme | | |
|---|---|---|---|---|---|---|
| | | | | Octrois | Versements | |
| Nom et poste principal | Salaire (en dollars) | Prime (en dollars) | Autre rémunération annuelle (en dollars) | Nombre de titres visés par les droits d'achat de parts de fiducie incitatifs | Versements aux termes du RILT | Toute autre rémunération[5] (en dollars) |
| Derek W. Evans[1] Président et chef de la direction | 116 667 | 193 901[3] | [4] | 100 000 | Néant | 69 342 |
| William D. Ostlund[1] Vice-président, Finances et chef des finances | 87 500 | 138 501[3] | [4] | 50 000 | Néant | 34 671 |
| Dennis M. Lawrence[1] Vice-président, Ingénierie | 38 862 | 110 801[3] | [4] | 50 000 | Néant | Néant |
| David W. Sakal[1] Vice-président, Exploitation | 72 917 | 110 801[3] | [4] | 50 000 | Néant | 34 671 |
| Matthew J. Brister[2] Ancien chef de la direction | 82 237 | 96 000 | [4] | Néant | Néant | Néant |

Notes

(1) Pour la période allant du 1er janvier 2002 au 31 décembre 2002 seulement. MM. Evans, Ostlund et Sakal sont entrés en fonction le 1er juin 2002, et M. Lawrence, le 9 septembre 2002.

(2) M. Brister a occupé le poste de président et chef de la direction du 1er janvier 2002 au 22 août 2002.

(3) Ces versements ont été faits conformément au régime de primes des hauts dirigeants de FET Resources, sous forme de parts de fiducie dans la moitié des cas.

(4) La valeur des avantages indirects et des autres avantages personnels reçus par les hauts dirigeants désignés n'était pas supérieure à 10 % du total du salaire et des primes pour la période.

(5) Avantage lié à l'emploi imposable découlant de l'achat, par trois hauts dirigeants, d'actions échangeables dans le cadre du plan d'arrangement.

*Droits d'achat de parts de fiducie incitatifs octroyés*

Le tableau qui suit présente les droits octroyés aux hauts dirigeants désignés au cours de 2002 aux termes du régime de droits d'achat de parts de fiducie incitatif de la Fiducie. Voir « Régime de droits d'achat de parts de fiducie incitatif».

**Droits d'achat de parts de fiducie incitatifs octroyés au cours du dernier exercice terminé**

| Nom | Nombre de titres visés par des droits d'achat de parts de fiducie incitatifs octroyés | Pourcentage du nombre total de droits d'achat de parts de fiducie incitatifs octroyés au cours de l'exercice | Prix d'exercice ou de base initial (en dollars par titre) | Valeur au marché des titres visés par des droits d'achat de parts de fiducie incitatifs à la date d'octroi (en dollars par titre) | Date d'expiration |
|---|---|---|---|---|---|
| Derek W. Evans | 100 000 | 31,3 % | 9,62 $ | 9,62 $ | 9 sept. 2007 |
| William D. Ostlund | 50 000 | 15,6 % | 9,62 $ | 9,62 $ | 9 sept. 2007 |
| Dennis M. Lawrence | 50 000 | 15,6 % | 9,62 $ | 9,62 $ | 9 sept. 2007 |
| David W. Sakal | 50 000 | 15,6 % | 9,62 $ | 9,62 $ | 9 sept. 2007 |

*Nombre total de droits d'achat de parts de fiducie incitatifs exercés et valeur de ces droits en fin d'exercice*

Le tableau suivant présente, relativement aux hauts dirigeants désignés, le nombre de droits d'achat de parts de fiducie incitatifs non exercés et la valeur des droits d'achat de parts de fiducie incitatifs en jeu au 31 décembre 2002.

**Nombre total de droits d'achat de parts de fiducie incitatifs exercés au cours du dernier exercice et valeur de ces droits en fin d'exercice**

| Nom | Nombre de titres acquis au moment de l'exercice | Valeur totale réalisée (en dollars) | Nombre de droits d'achat de parts de fiducie incitatifs non exercés en fin d'exercice pouvant être exercés / ne pouvant être exercés | Valeur des droits d'achat de parts de fiducie incitatifs en jeu non exercés en fin d'exercice pouvant être exercés / ne pouvant être exercés (en dollars) |
|---|---|---|---|---|
| Derek W. Evans | Néant | Néant | Néant / 100 000 | Néant / 86 000 $ |
| William D. Ostlund | Néant | Néant | Néant / 50 000 | Néant / 43 000 $ |
| Dennis M. Lawrence | Néant | Néant | Néant / 50 000 | Néant / 43 000 $ |
| David W. Sakal | Néant | Néant | Néant / 50 000 | Néant / 43 000 $ |

La valeur des droits d'achat de parts de fiducie incitatifs pouvant être exercés (valeur au marché des parts de fiducie, déduction faite du prix d'exercice) au 31 décembre 2002 était fondée sur le cours de clôture des parts de fiducie de 10,15 $ le 31 décembre 2002, soit le dernier jour de négociation des parts de fiducie en 2002, selon les données de la Bourse de Toronto. Le prix d'exercice rajusté au 31 décembre 2002 était de 9,29 $ le droit d'achat de parts de fiducie incitatif, soit le prix d'octroi de 9,62 $, moins une déduction relative aux distributions au 31 décembre 2002 de 0,33 $ la part de fiducie, conformément au régime de droits d'achat de parts de fiducie incitatif.

**RÉMUNÉRATION DES ADMINISTRATEURS**

Chacun des administrateurs de FET Resources, à l'exception du président et chef de la direction, a touché une provision annuelle de 10 000 $ et des jetons de présence de 1 000 $ par réunion du conseil ou d'un comité à laquelle il a assisté et de 500 $ par réunion téléphonique du conseil ou d'un comité à laquelle il a assisté, plus le montant des frais qu'il a engagés pour y assister.

Au cours de l'exercice de la Fiducie terminé le 31 décembre 2002, une somme totalisant 27 240 $ a été versée aux administrateurs de FET Resources. En 2002, la Fiducie a octroyé un nombre total de 30 000 droits d'achat de parts de fiducie incitatifs à MM. Brussa, Clark et Romanzin au prix d'octroi de 9,62 $ la part de fiducie, sous réserve d'un rajustement à la baisse conformément au régime de droits d'achat de parts de fiducie incitatif.

**RÉGIME DE DROITS D'ACHAT DE PARTS DE FIDUCIE INCITATIF**

Le conseil d'administration de FET Resources et les porteurs de parts ont approuvé un régime de droits d'achat de parts de fiducie incitatif (le « régime de droits ») à l'intention des administrateurs, des membres de la direction, des employés et des consultants de FET Resources, qui permet l'octroi de droits visant l'achat d'un nombre maximal de 1 500 000 parts de fiducie. À moins que la TSX et les porteurs de parts de la Fiducie n'approuvent un autre pourcentage, le nombre de parts réservées à des fins d'émission au moment de l'exercice de droits ne peut en aucun temps excéder 5 % du nombre total de parts émises et en circulation de la Fiducie, y compris le nombre de parts pouvant être émises au moment de l'échange des actions échangeables en circulation, lesquelles peuvent être converties en parts. Le conseil d'administration de FET Resources fixe le nombre de droits et le prix d'exercice de ceux-ci au moment de l'octroi; toutefois, le prix d'exercice doit correspondre à la moyenne pondérée du cours de clôture de chacune des parts de fiducie négociées à la TSX pendant la période de cinq jours de bourse précédant la date d'octroi. Le titulaire de droits peut participer aux distributions mensuelles qui représentent un rendement correspondant à plus de 0,833 % du coût des immobilisations comptabilisé par la Fiducie, déduction faite de l'amortissement et de l'épuisement et de toute charge fiscale future liée à ces immobilisations à la fin de chaque mois. Les droits ont une durée de cinq ans et deviennent acquis à leur titulaire en tranches égales sur une période de quatre ans commençant au premier anniversaire de l'octroi. Le régime de droits est administré par le conseil d'administration, qui peut le modifier ou y mettre fin avec l'approbation de la TSX. Le conseil d'administration peut établir un prix d'exercice minimal et modifier les périodes d'acquisition et d'expiration aux termes du régime de droits dans la mesure où la durée des droits n'excède pas cinq ans.

Au cours de l'exercice, la Fiducie a octroyé à des administrateurs, à des membres de la direction, à des employés et à des consultants 320 000 droits visant l'achat de parts de fiducie à des prix d'octroi allant de 9,62 $ à 10,10 $ chacune, sous réserve d'un rajustement à la baisse dans la mesure où les distributions faites aux porteurs de parts au cours d'un mois donné excèdent 0,833 % du coût des immobilisations comptabilisé par la Fiducie, moins l'amortissement et l'épuisement et toute charge fiscale future liée à ces immobilisations à la fin de chaque mois. Les droits octroyés aux termes du régime ont généralement une durée de cinq ans et deviennent acquis à leur titulaire en tranches égales sur une période de trois ans commençant au premier anniversaire de l'octroi. Conformément au régime, le prix d'exercice des droits octroyés a été réduit du fait que les distributions mensuelles faites aux porteurs de parts ont excédé 10 % du coût des immobilisations comptabilisé par la Fiducie, déduction faite de l'amortissement et de l'épuisement et de toute charge fiscale future liée à ces immobilisations à la fin de chaque mois.

## RÉGIME DE PRIMES DES HAUTS DIRIGEANTS

Le conseil d'administration de FET Resources et les porteurs de parts ont approuvé un régime de primes des hauts dirigeants (le « régime de primes ») à l'intention des employés clés de FET Resources et de ses filiales. Le régime de primes a pour but principal de favoriser les intérêts de la Fiducie en octroyant des primes aux employés clés de FET Resources et de ses filiales qui sont désignés à titre de participants au régime. Le régime de primes a été mis en œuvre afin de permettre à FET Resources de recruter ces employés clés et de les garder à son service, de s'assurer que leur rémunération est concurrentielle, de les inciter à réaliser les objectifs financiers et d'affaires de la Fiducie et de faire correspondre leurs intérêts avec ceux des porteurs de parts en leur versant des primes composées à parts égales de parts de fiducie et d'espèces.

Le régime de primes est administré par le chef de la direction de FET Resources, qui en choisit les participants parmi les employés clés de FET Resources et de ses filiales et qui attribue à chacun des points de participation, sauf en ce qui a trait au degré de participation du chef de la direction et du chef des finances, qui est établi par le comité de rémunération. Conformément au régime de primes, chaque participant a le droit de recevoir une prime mensuelle correspondant à ses points de participation proportionnels, multipliés par (i) à l'égard de la première tranche de 2 M$ versée au cours d'une année civile donnée aux termes du régime de primes, une somme correspondant à 2,5 % du revenu de production net des entreprises gérées (y compris la Fiducie et FET Resources), et (ii) 2,0 % de ce revenu de production net par la suite. Chaque versement sera fait en parts égales en espèces et en parts de fiducie. Dans l'éventualité d'un changement de contrôle, FET Resources mettra fin au régime de primes et versera à chaque participant une prime finale correspondant aux points de participation proportionnels de celui-ci, multipliés par le montant de la somme versée au moment du changement de contrôle (le moindre de 1,5 fois la prime mensuelle versée au cours de chacun des 12 mois précédant la date de changement de contrôle et d'une somme globale de 3 M$). Le régime de primes prendra fin le 31 août 2007, à moins d'un prolongement. Dans le cadre du régime de primes, 900 000 nouvelles parts de fiducie ont été réservées à des fins d'émission par la Fiducie.

Au cours de l'exercice, la Fiducie a inscrit des frais de 554 004 $ aux fins des opérations effectuées dans le cadre du régime de primes au 31 décembre 2002. La moitié de cette somme est réglée par l'émission de nouvelles parts de fiducie émises à un prix correspondant au cours des parts durant les cinq derniers jours de bourse du mois auquel les primes se rapportent. De la somme de 554 004 $ inscrite relativement aux opérations de 2002, une tranche de 277 970 $ a été réglée en 2002, et une tranche de 276 034 $, au cours du premier trimestre de 2003.

## RAPPORT DU COMITÉ DE RÉMUNÉRATION

Le comité de rémunération, qui se compose de MM. Brister (président du comité) et Brussa, est chargé d'examiner la politique globale en matière de ressources humaines, y compris le recrutement, la gestion du rendement, la rémunération, les programmes d'avantages sociaux, la formation et le perfectionnement du personnel ainsi que la planification de la relève.

Le régime de rémunération des hauts dirigeants de la Fiducie comporte trois éléments, soit le salaire de base, les primes et l'octroi de droits dans le cadre du régime de droits d'achat de parts incitatif de la Fiducie. Le comité de rémunération établit ce salaire, ces primes et ces autres mesures incitatives en tenant compte du salaire, des primes et des avantages sociaux versés aux hauts dirigeants d'émetteurs d'envergure comparable au sein du secteur pétrolier et gazier dans le but de s'assurer que la rémunération globale est concurrentielle. La Fiducie obtient cette information en consultant les documents publiés par ces émetteurs.

La Fiducie a adopté un régime de primes officiel. Le degré de participation au régime de primes du chef de la direction et du chef des finances est établi d'après une recommandation faite par le chef de la direction de FET Resources au comité de rémunération, qui, après examen et prise en compte, recommande le degré de participation à l'approbation du conseil d'administration.

Le rapport qui précède est respectueusement soumis aux porteurs de parts par le comité de rémunération :

Matthew J. Brister
John A. Brussa

**GRAPHIQUE SUR LE RENDEMENT**

Le graphique suivant illustre la variation du rendement réalisé par les porteurs de parts du 30 août 2002 au 31 décembre 2002, en supposant un investissement initial de 100 $ dans les parts de fiducie, toutes les distributions en espèces étant réinvesties, par rapport au rendement de l'indice composé S&P/TSX et de l'indice TSX des producteurs de pétrole et de gaz, tous les dividendes et toutes les distributions étant réinvestis.


110
108
106
104
102
100
98
96
08-2002
12-2002
Rendement total réalisé par les porteurs de parts de Focus Energy Trust
Indice composé S&P/TSX
Indice TSX des producteurs de pétrole et de gaz

| | 08/2002 | 12/2002 |
|---|---|---|
| Rendement total réalisé par les porteurs de parts de Focus Energy Trust | 100 | 106,72 |
| Indice composé S&P/TSX | 100 | 100,04 |
| Indice TSX des producteurs de pétrole et de gaz | 100 | 100,49 |

Note
(1) L'indice composé S&P/TSX était antérieurement appelé l'indice TSE 300.

**RÉGIE DE LA FIDUCIE**

***Renseignements généraux***

En 1995, la Bourse de Toronto (la « TSX ») a adopté un ensemble de lignes directrices en matière de régie d'entreprise, qu'elle a révisées en 1999 (les « lignes directrices »). Les lignes directrices portent sur des questions telles que la composition et l'indépendance des conseils d'administration, les fonctions de ceux-ci et celles de leurs comités ainsi que le lien entre le conseil, la direction et les actionnaires d'une société. La TSX exige que toutes les sociétés inscrites à sa cote présentent annuellement leur démarche en matière de régie d'entreprise en se reportant à chacune des lignes directrices.

Le texte qui suit décrit les pratiques de régie de la Fiducie, dont certaines sont prévues dans l'acte de fiducie et d'autres sont établies par le conseil d'administration de FET Resources.

| Lignes directrices en matière de régie d'entreprise de la TSX | Conformité de la Fiducie | Remarques |
|---|---|---|
| 1. Le conseil devrait assumer expressément la responsabilité de la gérance de la société, notamment en ce qui concerne les questions suivantes :<br>a) l'adoption d'un processus de planification stratégique;<br>b) le repérage des risques principaux et la mise en œuvre de systèmes de gestion des risques;<br>c) la planification de la relève et l'encadrement des membres de la direction principale;<br>d) la politique en matière de communication;<br>e) l'intégrité des contrôles internes et des systèmes d'information de gestion. | Oui | Le conseil a les pleins pouvoirs et les responsabilités que lui confère la loi en vue de superviser le déroulement des activités et la direction qui est responsable de l'exploitation quotidienne. Les objectifs fondamentaux du conseil sont d'augmenter la valeur de la participation des actionnaires à long terme et de s'assurer que la Fiducie et FET Resources atteignent leurs objectifs de façon continue. Le conseil reconnaît qu'il est responsable de la gérance, y compris des questions suivantes :<br>• la nomination des hauts dirigeants et la planification de la relève;<br>• le repérage des risques d'affaires principaux et la mise en œuvre de systèmes de gestion des risques, y compris les politiques en matière de couverture;<br>• l'approbation de tous les financements et des acquisitions ou aliénations importantes;<br>• l'approbation de tous les budgets et prévisions;<br>• la mise en œuvre et l'intégrité des contrôles internes et des systèmes d'information de gestion;<br>• l'approbation et la supervision de la planification stratégique;<br>• la conformité aux normes et méthodes importantes et aux lois et règlements applicables;<br>• la présentation en temps opportun aux actionnaires de rapports exacts sur les questions financières et d'autres questions, conformément aux lois applicables. |
| 2. La majorité des administrateurs devraient être non reliés. | Oui | Trois des cinq membres du conseil sont non reliés. |

| Lignes directrices en matière de régie d'entreprise de la TSX | Conformité de la Fiducie | Remarques |
|---|---|---|
| 3. Divulguer si chaque administrateur est relié ou non et comment on en est arrivé à cette conclusion. | Oui | M. Evans est considéré comme un administrateur « interne » et « relié » du fait qu'il est président et chef de la direction. M. Brister est considéré comme un administrateur « relié » cette année du fait qu'il a été chef de la direction jusqu'au 23 août 2002. MM. Brister, Clark et Brussa sont des administrateurs de Storm Energy Ltd., qui fournit des services à FET Resources aux termes de la convention de services techniques, qui constitue un contrat important. Même si FET Resources est partie à la convention de services techniques, le conseil d'administration ne croit pas que cette relation compromet son indépendance par rapport à la direction ou sa capacité d'agir de façon indépendante et dans l'intérêt des porteurs de parts. M. Brussa est associé au sein d'un cabinet d'avocats qui fournit des services juridiques à la Fiducie et à FET Resources. Le conseil d'administration ne croit pas que cette relation compromet l'indépendance de M. Brussa par rapport à la direction ou sa capacité d'agir de façon indépendante et dans l'intérêt des porteurs de parts. M. Romanzin est un administrateur non relié. |
| 4. Nommer un comité composé exclusivement d'administrateurs ne faisant pas partie de la direction, dont la majorité sont non reliés, chargé des mises en candidature et de l'évaluation des administrateurs. | Non | Le conseil a mis sur pied le comité de régie d'entreprise qui se compose exclusivement d'administrateurs ne faisant pas partie de la direction, dont la moitié sont des administrateurs non reliés. Le comité de régie d'entreprise assume ces responsabilités. |
| 5. Mettre en œuvre un processus d'évaluation de l'efficacité du conseil et de ses comités ainsi que de chacun de ses membres. | Oui | Le comité de régie d'entreprise a mis en œuvre un processus d'évaluation annuelle de l'efficacité du conseil, des comités de celui-ci et de chacun de ses membres. |
| 6. Offrir un programme d'orientation et de formation aux nouveaux administrateurs. | Oui | Les nouveaux administrateurs bénéficient d'une orientation ponctuelle après s'être joints au conseil, en fonction de leurs antécédents et de leur connaissance des activités de la Fiducie et de FET Resources. |

| Lignes directrices en matière de régie d'entreprise de la TSX | Conformité de la Fiducie | Remarques |
|---|---|---|
| 7. Examiner le nombre d'administrateurs en regard de l'efficacité visée et envisager de le réduire. | Oui | Le comité de régie d'entreprise examine périodiquement le nombre de ses membres en regard de l'efficacité visée. Il envisage à l'heure actuelle d'accroître ce nombre. |
| 8. Revoir la rémunération des administrateurs à la lumière des risques et des responsabilités inhérentes à ce poste. | Oui | Le comité de rémunération examine annuellement la rémunération des administrateurs et fait des recommandations à l'ensemble du conseil à cet égard. |
| 9. a) Les comités devraient généralement se composer d'administrateurs ne faisant pas partie de la direction. | Oui | Tous les comités du conseil sont composés exclusivement d'administrateurs ne faisant pas partie de la direction. |
| b) La majorité des membres des comités devraient être non reliés. | Non | Les comités du conseil ne sont pas tous composés en majorité d'administrateurs non reliés. Le comité de rémunération et le comité de régie d'entreprise se composent de M. Brister et d'un administrateur non relié. |
| 10. Nommer un comité chargé des questions de régie d'entreprise. | Oui | Le comité de régie d'entreprise est chargé de recommander les pratiques en matière de régie d'entreprise à l'ensemble du conseil. |
| 11. a) Définir les limites des responsabilités de la direction en établissant les mandats suivants :<br>• le conseil<br>• le chef de la direction | Oui | Le président et chef de la direction est responsable devant le conseil de l'atteinte des objectifs généraux de l'entreprise. Le conseil a délégué au président et chef de la direction la responsabilité de la gestion courante de l'entreprise de FET Resources, sous réserve des plans et des objectifs approuvés par le conseil. |
| b) Le conseil devrait approuver les objectifs généraux du chef de la direction. | Oui | Tous les plans et les objectifs de l'entreprise sont approuvés par le conseil. |
| 12. Mettre en place un processus assurant l'indépendance du conseil par rapport à la direction. | Oui | Le conseil a nommé un président du conseil qui est indépendant de la direction. Les administrateurs qui ne font pas partie de la direction se réunissent de temps à autre en l'absence de la direction. |
| 13. a) Mettre sur pied un comité de vérification dont le mandat est défini avec précision. | Oui | Le conseil a mis sur pied un comité de vérification dont le mandat est défini avec précision. Ce mandat inclut les responsabilités suivantes : |

| Lignes directrices en matière de régie d'entreprise de la TSX | Conformité de la Fiducie | Remarques |
| --- | --- | --- |
| | | • l'examen de tous les états financiers vérifiés et non vérifiés et de l'analyse de la direction;<br>• la recommandation au conseil de la nomination des vérificateurs externes, l'examen des modalités de l'engagement de ceux-ci, y compris les services autres que de vérification, la pertinence et le caractère raisonnable des honoraires des vérificateurs et la présentation d'une recommandation à l'approbation du conseil;<br>• l'examen du plan de vérification annuelle de concert avec les vérificateurs externes et la direction;<br>• l'examen, de concert avec la direction et les vérificateurs externes, de toute modification proposée aux principales conventions comptables, de la présentation et de l'effet des risques et des incertitudes importants et des estimations clés dont la direction juge qu'elles pourraient être importantes dans le cadre de la présentation de l'information financière;<br>• l'examen des systèmes de contrôle interne;<br>• les réunions privées avec les vérificateurs externes dont l'objet est de discuter des questions qui pourraient avoir un effet sur la capacité de ceux-ci de terminer leur travail et sur d'autres sujets de préoccupation;<br>• l'examen de la nomination du chef des finances et des autres dirigeants financiers clés qui participent au processus de présentation de l'information financière. |

| Lignes directrices en matière de régie d'entreprise de la TSX | Conformité de la Fiducie | Remarques |
|---|---|---|
| 13. b) Tous les membres du comité de vérification devraient être des administrateurs ne faisant pas partie de la direction. | Oui | Aucun membre du comité de vérification ne fait partie de la direction. |
| 14. Mettre en œuvre un processus permettant aux administrateurs d'engager des conseillers externes aux frais de la société. | Oui | Chaque administrateur peut engager des conseillers externes aux frais de FET Resources. |

***Autres activités du conseil d'administration de FET Resources***

Les membres du conseil d'administration se réunissent au moins tous les trimestres pour s'acquitter de leurs responsabilités, y compris les responsabilités particulières qui leur ont été déléguées aux termes de l'acte de fiducie ou qu'ils ont adoptées.

Le conseil d'administration et ses comités communiquent régulièrement avec les membres de la direction principale du fait que M. Evans siège au conseil et qu'il assiste à toutes les réunions de ce dernier en compagnie des autres hauts dirigeants qui sont convoqués aux réunions du conseil afin de fournir les renseignements nécessaires aux prises de décisions.

Le conseil d'administration s'acquitte d'une partie des responsabilités qui lui sont confiées par l'entremise de ses quatre comités, soit le comité de vérification, le comité de régie d'entreprise, le comité de rémunération et le comité des réserves.

## PRÊTS OCTROYÉS AUX ADMINISTRATEURS, AUX MEMBRES DE LA DIRECTION PRINCIPALE ET À D'AUTRES PERSONNES

Aucune dette n'a été contractée par les administrateurs ou les membres de la direction de FET Resources ou du fiduciaire de la Fiducie depuis l'établissement de la Fiducie.

## INITIÉS INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Sauf pour ce qui est divulgué dans les présentes, aucun administrateur ni aucun candidat au poste d'administrateur de FET Resources, aucun porteur de parts qui est propriétaire véritable de plus de 10 % des parts de fiducie de la Fiducie, ni aucune personne ayant des liens avec l'un d'eux ou appartenant au même groupe que l'un d'eux, n'a eu aucun intérêt important, directement ou indirectement, dans une opération conclue en 2002 ou dans une opération projetée qui a eu ou qui aurait une incidence importante sur la Fiducie ou sur FET Resources. Dans le cadre du plan d'arrangement, FET Resources a conclu avec Storm Energy Ltd. une convention de services techniques qui est entrée en vigueur le 23 août 2002 et qui expire le 30 juin 2003, à moins d'être prolongée par entente mutuelle entre les parties. Aux termes de cette convention, FET Resources verse une somme mensuelle de 350 000 $ en contrepartie de certains services techniques et administratifs. MM. Brister, Clark et Brussa sont administrateurs ou membres de la direction de Storm Energy Ltd.

## PERSONNES PHYSIQUES ET MORALES INTÉRESSÉES DANS LES POINTS À L'ORDRE DU JOUR

FET Resources n'est au courant d'aucun intérêt important d'un administrateur ou d'un candidat au poste d'administrateur de FET Resources ni d'une personne ayant des liens avec l'un deux ou appartenant au même groupe que l'un deux relativement à un point à l'ordre du jour de l'assemblée.

## AUTRES QUESTIONS

FET Resources n'est au courant d'aucune question devant être soumise à l'assemblée, autre que les questions mentionnées dans l'avis de convocation, ni d'aucune modification de ces questions; toutefois, si une question est valablement soumise à l'assemblée, le fondé de pouvoir votera avec discernement à cet égard.

## APPROBATION ET ATTESTATION

Le conseil d'administration de FET Resources, pour le compte de la Fiducie, a approuvé le contenu de la présente circulaire d'information et en a autorisé l'envoi.

Le texte qui précède ne contient aucun énoncé faux d'un fait important ni n'omet d'énoncer un fait important qui est requis ou dont la mention est nécessaire afin qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait.

FAIT le 8 avril 2003

**Pour FOCUS ENERGY TRUST,**
**FET Resources Ltd.,**

(signé) Derek W. Evans
Président et
chef de la direction

(signé) William D. Ostlund
Vice-président, Finances et
chef des finances

## ANNEXE A

## CHANGEMENT DE VÉRIFICATEUR

1. Les anciens vérificateurs de Focus Energy Trust (« Focus »), Deloitte & Touche s.r.l., de Calgary, en Alberta (les « anciens vérificateurs ») ont donné leur démission à ce titre en date du 8 avril 2003. Les anciens vérificateurs ont rencontré le président du comité de vérification de Focus et ont convenu, à la demande du comité de vérification, qu'il serait approprié de remettre leur démission. Les anciens vérificateurs ont donc remis leur démission pour permettre la nomination de KPMG s.r.l. (les « nouveaux vérificateurs ») à titre de vérificateurs de Focus.

2. Les rapports des anciens vérificateurs sur les états financiers de Focus à l'égard des deux derniers exercices de Focus ou de ses prédécesseurs ne contenaient aucune réserve.

3. Aucun événement n'était à déclarer, c'est-à-dire toute modification du lien entre les anciens vérificateurs et Focus ou les nouveaux vérificateurs et Focus, qui aurait pu contribuer à la démission des anciens vérificateurs, au cours des deux derniers exercices de Focus ou de ses prédécesseurs ou au cours de la période suivant la fin du dernier exercice de Focus.

4. La décision de demander la démission des anciens vérificateurs et de nommer, à titre de nouveaux vérificateurs, KPMG s.r.l., comptables agréés, a été examinée et approuvée par le comité de vérification de FET Resources Ltd.

EN DATE DU 8 avril 2003

PAR ORDRE DU CONSEIL D'ADMINISTRATION
DE FET RESOURCES LTD.,

(signé) William D. Ostlund
Vice-président, Finances et chef des finances

**SCHEDULE A**

**NOTICE OF CHANGE OF AUDITORS**

1. The former auditors of Focus Energy Trust ("Focus"), Deloitte & Touche LLP, Calgary, Alberta ("Former Auditor") resigned as Focus' auditors effective April 8, 2003. The Former Auditor met with the chairman of the audit committee of Focus and agreed, at the request of the audit committee, that it would be appropriate for the Former Auditor to resign. The Former Auditor therefore resigned so that KPMG LLP ("Successor Auditor") could be appointed as the auditors of Focus.

2. There were no reservations in the Former Auditors' reports on the financial statements of Focus or its predecessor entity for the two most recently completed fiscal years of Focus.

3. There were no "reportable events" - i.e. any occurrences in the relationship between the Former Auditor and Focus or the Successor Auditor and Focus - which may have been a contributing factor to the resignation of the Former Auditor, during the two most recently completed fiscal years of Focus or its predecessor entity or the period subsequent to the end of the last completed fiscal year of Focus.

4. The decision to request the resignation of the Former Auditor and to appoint, as Successor Auditor, KPMG LLP, Chartered Accountants, was considered and approved by the audit committee of FET Resources Ltd.

DATED EFFECTIVE: April 8, 2003

BY ORDER OF THE BOARD OF
DIRECTORS OF FET RESOURCES LTD.

(signed) "William D. Ostlund"
Vice President Finance and Chief Financial Officer

G:\058062\0005\auditorsnotice 03.doc

CG ... 7:21

**CERTIFIED RESOLUTIONS OF**
**THE AUDIT COMMITTEE OF**
**THE BOARD OF DIRECTORS OF**
**FET RESOURCES LTD.**

"UPON A MOTION DULY MADE AND SECONDED, IT WAS RESOLVED THAT:

1. The Chairman of the Audit Committee be and is hereby authorized and directed to request the resignation of Deloitte & Touche LLP as the auditors of Focus Energy Trust;

2. The Audit Committee hereby recommends the appointment of KPMG LLP as auditors of Focus Energy Trust; and

3. Any one member of the Audit Committee or William D. Ostlund, Vice President and Chief Financial Officer be and they are hereby authorized and directed to do and perform all such acts and things and to execute and deliver or cause to be executed and delivered, for, in the name of and on behalf of Focus Energy Trust or FET Resources Ltd. (whether under seal or otherwise) all such notices, agreements, instruments and other documents as in their opinion may be necessary or desirable to perform or give effect to the terms of this resolution."

* * * * * * * * * * * * * * *

I, Grant A. Zawalsky, Corporate Secretary of FET Resources Ltd. hereby certify that the foregoing is a true and correct copy of the resolutions passed by the Audit Committee of the Board of Directors of FET Resources Ltd. at a meeting of the Audit Committee of the Board of Directors held on March 31, 2003 and that the same is in full force and effect as of the date hereof, unamended.

DATED at Calgary, Alberta, this 8th day of April, 2003.

*"Grant A. Zawalsky"*

Grant A. Zawalsky
Corporate Secretary
FET Resources Ltd.

G:\058062\0005\Certified Directors Res #1.doc

Deloitte & Touche LLP
3000, 700 Second Street S.W.
Calgary AB Canada T2P 0S7

Telephone +1 403-267-1700
Facsimile +1 403-264-2871

Deloitte & Touche

April 8, 2003

To the appropriate securities regulatory authorities

Dear Sirs:

**Re: Focus Energy Trust (the "Trust") – Change of Auditors**

We have received the Notice of Change of Auditors dated April 8, 2003 from the Trust that states that the Trust proposes to appoint KPMG LLP as auditors of the Trust in place of our firm following our resignation as auditors.

We have read the Notice of Change of Auditors of Focus Energy Trust and made pursuant to National Policy Statement No. 31 of the Canadian Securities Administrators. Based on our knowledge at this time of the information contained in such Notice, we are in agreement with the information contained therein.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

KPMG

**KPMG** LLP
**Chartered Accountants**
1200 205 - 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

The Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs:

**Focus Energy Trust**

We have read the notice of change of auditors of Focus Energy Trust dated April 8, 2003 and are in agreement with the statements contained in such notice.

Yours very truly,

Signed "KPMG LLP"
Chartered Accountants

Calgary, Canada
April 8, 2003

03 ... -1 ... 7:21

## NEWS RELEASE

### FOCUS ENERGY TRUST INCREASES DISTRIBUTIONS TO $0.135 PER UNIT

**Calgary, January 10, 2003** — Focus Energy Trust ("Focus") (FET.UN — TSX) announces today that the Board of Directors of FET has set the distribution policy for the first quarter of 2003 to increase monthly distributions to $0.135 per trust unit. Further, Focus has declared a distribution of $0.135 per trust unit to be paid on February 17, 2003 in respect of January production, for unitholders of record on January 31, 2003. The ex-distribution date is January 29, 2003.

The monthly distribution of $0.135 per trust unit represents a base distribution of $0.125 per trust unit plus an incremental $0.01 per month to reflect the current high commodity prices. This distribution policy incorporates the withholding of approximately 15 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long-term. In the event that commodity prices remain at current levels or higher and a cash surplus develops during the quarter, the surplus will be reflected in distributions during the balance of the year.

| Record Date | Ex-Distribution Date | Distribution Date | Distribution per Unit |
|---|---|---|---|
| January 31 | January 29 | February 17 | $0.135 |
| February 28 | February 26 | March 17 | $0.135 (*) |
| March 31 | March 27 | April 15 | $0.135 (*) |

(*) Estimated distributions based upon current market outlook and are subject to change.

The Exchangeable Shares of FET are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares.

Focus Energy Trust is a natural gas weighted energy trust created through the re-organization of Storm Energy Inc. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

For further information, please contact:


Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust 3250, 205- 5th Avenue S.W. Calgary, AlbertaT2P 2V7
Telephone: (403) 781-8409 Telecopier: (403) 781-8408


*Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

03 ... -1 ... 7:21

February 3, 2003

**For Immediate Release**

**Focus Energy Trust - FET.UN –TSX**
**FET Resources Ltd. - FTX -TSX**

**CALGARY, February 3, 2003** FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.04377 to 1.05647. Such increase will be effective on February 17, 2003.

The following are the details on the calculation of the Exchange Ratio:

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio ** | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| January 31, 2003 | 1.04377 | $0.135 | $10.6338 | 0.01270 | February 17, 2003 | 1.05647 |

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 – 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

For further information please contact:

**Focus Energy Trust**
**FET Resources Ltd.**

Derek Evans, President or
William Ostlund, Chief Financial Officer
at 403-781-8409

## NEWS RELEASE

## FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR MARCH 17, 2003

**Calgary, February 19, 2003**— Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution for the month of February in the amount of Cdn. $0.135 per trust unit will be paid on March 17, 2003 to unitholders of record on February 28, 2003. The ex-distribution date is February 26, 2003.

Focus Energy Trust is a natural gas weighted energy trust created through the re-organization of Storm Energy Inc. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

G:\058062\0004\Press Release Feb 19.doc

CS [illegible] 7:21

March 3, 2003

**For Immediate Release**

**Focus Energy Trust - FET.UN –TSX**
**FET Resources Ltd. - FTX -TSX**

**CALGARY, March 3, 2003** FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.05647 to 1.06840. Such increase will be effective on March 17, 2003.

The following are the details on the calculation of the Exchange Ratio:

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio ** | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| February 28, 2003 | 1.05647 | $0.135 | $11.3179 | 0.01193 | March 17, 2003 | 1.06840 |

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 – 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

For further information please contact:

**Focus Energy Trust**
**FET Resources Ltd.**

Derek Evans, President or
William Ostlund, Chief Financial Officer
at 403-781-8409

## NEWS RELEASE

# FOCUS ENERGY TRUST ANNOUNCES 2002 FINANCIAL & OPERATING RESULTS

**CALGARY, March 11, 2003 –** Focus Energy Trust ("Focus") (FET.UN – TSX and FTX – TSX) released today its consolidated financial and operating results for its first 131 days of operations from August 23 to December 31, 2002.

As Focus is the successor organization to Storm Energy Inc., information for the year ended December 31, 2002, along with comparative information for the year ended December 31, 2001, is provided.

| (000's of dollars, except where indicated) | **August 23 to December 31, 2002** | Twelve Months Ended, December 31, **2002** | 2001 |
|---|---|---|---|
| **FINANCIAL** | | | |
| Oil and gas revenue, before royalties | **33,331** | **114,594** | 134,028 |
| Cash flow from operations | **19,002** | **55,455** | 77,707 |
| Per Unit - basic | **$ 0.66** | **$ 1.97** | $ 2.81 |
| - diluted | **$ 0.66** | **$ 1.97** | $ 2.72 |
| Net income | **10,160** | **19,205** | 32,142 |
| Per Unit - basic | **$ 0.35** | **$ 0.68** | $ 1.16 |
| - diluted | **$ 0.35** | **$ 0.68** | $ 1.13 |
| Capital expenditures, net | **4,148** | **40,140** | 65,751 |
| Long term debt less working capital | **36,534** | **36,534** | 65,990 |
| Common shares outstanding | | | |
| Basic | | | 27,782 |
| Diluted | | | 29,662 |
| Total Trust Units - outstanding (i) | | | |
| Basic | **28,966** | **28,966** | |
| Diluted | **29,286** | **29,286** | |
| Total Trust Units - weighted average outstanding (ii) | | | |
| Basic | **28,800** | **28,210** | |
| **OPERATIONS** | | | |
| Average daily production | | | |
| Crude oil (bbls/d) | **2,511** | **4,831** | 6,058 |
| NGL's (bbls/d) | **457** | **502** | 342 |
| Natural gas (mcf/d) | **30,884** | **32,316** | 22,640 |
| Barrels of oil equivalent (boe/d @ 6:1) | **8,115** | **10,719** | 10,173 |
| Average product prices received | | | |
| Crude oil (CDN$/bbl) | **$ 42.89** | **$ 38.27** | $ 38.19 |
| Hedge gain (loss) (CDN$/bbl) | **$ (4.71)** | **$ (0.16)** | $ 0.28 |
| NGL's (CDN$/bbl) | **$ 35.15** | **$ 29.15** | $ 33.04 |
| Natural gas (CDN$/mcf) | **$ 4.67** | **$ 3.59** | $ 5.57 |
| Hedge gain (loss) (CDN$/mcf) | **$ (0.06)** | **$ 0.08** | $ (0.14) |
| Netback (incl. hedging) per BOE | | | |
| Revenue | **$ 31.36** | **$ 29.29** | $ 36.10 |
| Royalties, net of ARTC | **(8.22)** | **(7.08)** | (9.67) |
| Production expenses | **(3.09)** | **(3.32)** | (3.88) |
| Netback | **$ 20.05** | **$ 18.89** | $ 22.55 |

*(i) Total Trust Units being Trust Units and Exchangeable Shares converted at year-end exchange ratio of 1.03291*

*(ii) Total Trust Units being Trust Units and Exchangeable Shares converted at average exchange ratio*

| (000's of dollars, except where indicated) | **August 23 to December 31, 2002** | Twelve Months Ended, December 31, **2002** | 2001 |
|---|---|---|---|
| **RESERVES** | | | |
| Established (proved plus 50% probable) | | | |
| Crude oil (Mbbls) | **5,531** | **5,531** | 12,930 |
| NGL's (Mbbls) | **1,893** | **1,893** | 1,644 |
| Natural gas (Mmcf) | **122,593** | **122,593** | 97,549 |
| Barrels of oil equivalent (Mboe @ 6:1) | **27,855** | **27,855** | 30,832 |
| Reserve life index (iii) | **9.1** | **n/a** | 7.9 |
| Gas weighting of established reserves | **73%** | **73%** | 53% |
| Proven reserves / established reserves | **88%** | **88%** | 90% |
| **WELLS DRILLED** | | | |
| Gross | **7.0** | **38.0** | 47.0 |
| Net | **2.7** | **25.5** | 37.6 |
| Success rate | **100%** | **74%** | 66% |
| **TRUST UNIT TRADING STATISTICS** | | | |
| *(based on daily closing price)* | | | |
| Unit prices | | | |
| High | **$ 10.65** | | |
| Low | **$ 9.75** | | |
| Close | **$ 10.15** | | |
| Daily average trading volume | **178,081** | | |

*(iii) Based on average daily production of 8,419 boe/d for the fourth quarter of 2002*

## Operating & Financial Performance

### Creation of Focus

On August 20, 2002 the shareholders of Storm Energy Inc. approved the Plan of Arrangement which resulted in Focus Energy Trust commencing operations on August 23, 2002. Focus Energy Trust Units and the Exchangeable shares of FET Resources Ltd., a wholly owned subsidiary of Focus Energy Trust, started trading on the Toronto Stock Exchange on August 29, 2002 under the trading symbols of FET.UN and FTX respectively. Monthly cash distributions to Unitholders commenced on October 15th.

The Trust commenced operations on August 23, 2002 with the new legal structure and business mandate pursuant to the Plan of Arrangement of Storm Energy Inc. dated July 16, 2002 and the Trust Indenture dated July 15, 2002, and with a new management team. FET Resources Ltd., a wholly owned subsidiary of the Trust, owns the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value.

### Our First 131 Days

For the 131 day period since August 23rd, Focus reports cash flow from operations of $19 million, or $0.66 per Total Unit. Net income for this period was $10.2 million, or $0.35 per Total Unit. Average production volume for this period was 8,115 BOE per day, comprised of 7,400 BOE per day for the 39 day period to September 30th, and an average of 8,419 BOE per day for the fourth quarter of 2002. Cash distributions of $0.44 per Trust Unit were declared for the operations to December 31, 2002, of which $0.33 per Trust Unit was paid in 2002, and $0.11 per Trust Unit was paid on January 15, 2003. Focus has benefited from the significant strengthening of commodity prices since announcing on August 27, 2002 the distribution policy for the remainder of 2002.

Average daily production volumes of Focus for the 131 day period were comprised of 30.9 million cubic feet per day of natural gas, and 2,968 barrels per day of crude oil and natural gas liquids. Average daily production volumes for the fourth quarter were 65% weighted to natural gas, with production of 32.9 million cubic feet per day of natural gas, and 2,933 barrels per day of crude oil and natural gas liquids.

Average product prices realized, before hedging, were $42.89 per barrel for crude oil and $4.67 per Mcf of natural gas. Production revenue of $33,331,200 includes a net loss of $1,778,775 relating to financial instruments associated with commodity and foreign exchange contracts. This net loss is a combination of a hedging loss on crude oil of $1,548,684 and a loss of $230,091 for financial instruments associated with natural gas. Royalties, net of the Alberta Royalty Tax Credit, were 26.2% of production revenue for the period. Production expenses were $3.09 per BOE and reflect the gas-weighted property mix. Focus had other income of $935,836 relating to third-party processing of volumes through our facilities.

As per the Plan of Arrangement, the Trust has a Technical Services Agreement with Storm Energy Ltd. through which the Trust receives services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. This arrangement expires on June 30, 2003. The amount of $1,501,613 was paid for the period of August 23 to December 31, 2002.

General and administrative expenses, net of operating recoveries, for the period were $865,628, or $0.81 per BOE. This includes $554,003 associated with the Executive Bonus Plan, for which half is settled through the issuance of Trust Units.

Interest and financing expenses were $849,941 for the period. Borrowings under the credit facilities bear interest at the bank's prime rate. At December 31, 2002, the Trust had long term debt of $51.8 million and working capital of $15.3 million.

The provision for depletion and depreciation recorded for the period of August 23 to December 31, 2002 was $8,393,102. The rate for the fourth quarter of 2002 was $7.62 per BOE. The provision for site restoration and abandonment recorded for the period was $231,562. The rate for the fourth quarter of 2002 was $0.19 per BOE. These rates incorporate the results of an independent reserve report as at December 31, 2002.

Large corporation tax and provincial capital taxes for the period of August 23 to December 31, 2002 were $276,028. The Trust recorded a provision for future income taxes for this period of $29,699.

Capital expenditures of $4.1 million reported for 2002 include the commencement of the development program in the Tommy Lakes natural gas area of Northeastern B.C., plus the recompletion and tie-in of a suspended gas well (net 1.0 well) at Pouce Coupe and the drilling of two oil wells (net 0.2 well) at Ogston. The capital program is concentrated in the Tommy Lakes area, which is only accessible in the winter for drilling and development activity. The total Tommy Lakes program for the winter of 2002 – 2003 includes the drilling of 11 wells (net 5.8 wells), refracing of 6 wells (net 3.0 wells), and the tie-in of two wells (net 1.0) drilled in early 2002.

## Cash Distributions

### Cash Distributions for Trust Units in Respect of 2002 Production

Cash distributions of $0.44 per Trust Unit were declared and paid relating to production of the Trust from August 23rd to December 31, 2002. Of this amount, $0.33 per Trust Unit was paid in 2002, and $0.11 per Trust Unit was paid on January 15, 2003. The consolidated financial statements at December 31, 2002 include an additional amount accrued to Unitholders of $0.043 per Trust Unit relating to 2002 income flowing to the Trust. The amount payable to Unitholders was settled subsequent to the year-end as part of the regular cash distributions paid by the Trust on January 15, 2003 and February 17, 2003.

### Taxable Income Allocated to Trust Units for 2002 and Tax Treatment

The taxable income of the Trust allocated to Unitholders on T3 slips (Statement of Trust Income Allocations and Designations) is calculated on an accrual basis of accounting as opposed to a cash basis of accounting. Taxable income allocated for 2002 is $0.483 per Unit, being cash distributions of $0.33 paid in 2002, plus an additional $0.153 per Unit to Unitholders of record at December 31, 2002 relating to distributions accrued at December 31, 2002. This $0.153 per Unit is included in the 2002 taxable income allocated, and is not included in the 2003 taxable income allocation. Preparation of the 2002 T3 slips is currently in process.

For Canadian residents who own the Units outside of a registered plan, the 2002 allocation is 100% taxable. The amount of taxable income allocated to Unitholders for 2002 is higher than the actual cash distributions received by Unitholders in 2002, and as a result, there is not a return of capital portion to the cash distributions.

For 2003, Focus estimates that 100% of the cash distributions will be taxable.

### Exchangeable Shares

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of the Trust based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares. Holders of Exchangeable Shares are not allocated taxable income and thus do not receive T3 slips.

## Hedging Position at March 1, 2003

Focus has commodity contracts in place which hedge 52% of its estimated natural gas volumes and 29% of its crude oil volumes for 2003 (excluding NGL volumes). The following table sets out the commodity contracts of Focus at March 1, 2003:

| **Commodity Contracts** | Daily Quantity | Contract Price | | | Price Index | Term |
|---|---|---|---|---|---|---|
| Crude oil - fixed price | 700 bbls | $ | 39.80 | Cdn | WTI | October 2002 - August 2003 |
| | 300 bbls | $ | 39.90 | Cdn | WTI | October 2002 - August 2003 |
| Natural gas - fixed price | 3,000 MMBTU | $ | 5.02 | Cdn | Sumas | October 2002 - October 2003 |
| | 7,000 MMBTU | $ | 5.18 | Cdn | Sumas | November 2002 - October 2003 |
| | 12,500 GJ | $ | 4.76 | Cdn | AECO | October 2002 - March 2003 |
| Natural gas - collared | 8,420 GJ | $4.75 - $4.90 | | Cdn | AECO | April 2003 - October 2003 |
| | 5,000 GJ | $5.56 - $6.75 | | Cdn | AECO | April - October 2003 (excl. July) |

## Year-End Reserves

Set out below are the details of the Trust's reserves at December 31, 2002 as reported by the independent reserve engineers, Paddock Lindstrom & Associates Ltd. The Reserves Committee of the Trust, consisting of appropriately qualified independent directors, has reviewed the Paddock report with representatives of the engineering firm.

### Reserve Additions

Overall reserve addition costs reflect the results of Storm Energy Inc. for the period of January 1, 2002 to August 22, 2002, combined with the results of the Trust for the remainder of the year. Reserve additions costs were $7.87 per boe on a proven basis and $7.31 on an established basis. Over 90% of the reserves added during the full twelve month period relate to assets that are now part of the Trust, primarily at Tommy Lakes and Kotcho in Northeastern B.C. Focus's established reserve life index is 9.1 years using year-end reserves and the fourth quarter of 2002 average production of 8,419 boe per day.

**Estimated Reserves of Oil, Gas and NGL's**

*(Based on escalating price and cost assumptions) (1)*

| December 31, 2002 | Oil (Mbbls) | Gas (Mmcf) | NGLs (Mbbls) | BOE @ 6:1 (Mboe) |
|---|---|---|---|---|
| Proved producing | 4,744 | 66,912 | 1,016 | 16,912 |
| Proved non-producing | 134 | 16,539 | 149 | 3,040 |
| Total proved developed | 4,878 | 83,451 | 1,165 | 19,952 |
| Proved undeveloped | 156 | 23,517 | 501 | 4,576 |
| Total proved | 5,034 | 106,968 | 1,666 | 24,528 |
| Probable additional unrisked | 993 | 31,249 | 454 | 6,656 |
| Total proved plus probable | 6,027 | 138,217 | 2,120 | 31,184 |
| Reduction of 50% for risk | (496) | (15,624) | (227) | ( 3,329) |
| Established | 5,531 | 122,593 | 1,893 | 27,855 |

**Discounted Value of Estimated Future Net Revenue Before Income Taxes**

*(Based on Escalating Price and Cost Assumptions, Including ARTC) (2) (3)*
*(thousands of dollars)*

| | | Discounted at the rate of: | | |
|---|---|---|---|---|
| December 31, 2002 | Undiscounted | 10% | 15% | 20% |
| Proved producing | 296,768 | 201,913 | 176,541 | 157,864 |
| Proved non-producing | 43,408 | 24,937 | 20,541 | 17,449 |
| Total proved developed | 340,176 | 226,850 | 197,082 | 175,313 |
| Proved undeveloped | 65,861 | 37,860 | 30,243 | 24,772 |
| Total proved | 406,037 | 264,710 | 227,325 | 200,085 |
| Probable additional unrisked | 102,782 | 45,736 | 34,342 | 27,017 |
| Total proved plus probable | 508,819 | 310,446 | 261,667 | 227,102 |
| Reduction of 50% for risk | (51,391) | (22,867) | (17,171) | (13,508) |
| Established | 457,428 | 287,579 | 244,496 | 213,594 |

(1) *Gross reserves which are net of working interests owned by others and prior to deduction of Crown, freehold and other royalties.*

(2) *For the escalating price and cost scenario, the price forecast used was the January 1, 2003 Paddock Lindstrom & Associates Ltd. price forecast. Oil prices were adjusted for the actual quality of the oil produced, and for transportation expenses. Gas prices were adjusted for the actual heating value of the gas produced. Prices were escalated at 2% per year after 2017 and costs were escalated by 2% from 2003.*

(3) *The estimated volumes and values of the probable reserves and estimated value of future net revenue from probable reserves has been reduced by 50% to allow for risk.*

**Escalating Price Forecast**

| | WTI at Cushing $US/Bbl | Edmonton Reference Price $CDN/Bbl | AECO C $CDN/MMBTU | Sumas Spot $CDN/MMBTU | Henry Hub $US/MMBTU |
|---|---|---|---|---|---|
| 2003 | 26.00 | 38.96 | 5.60 | 6.13 | 4.15 |
| 2004 | 24.00 | 35.86 | 5.20 | 5.70 | 3.90 |
| 2005 | 22.50 | 33.53 | 4.88 | 5.34 | 3.70 |
| 2006 | 22.95 | 34.20 | 4.94 | 5.37 | 3.75 |
| 2007 | 23.41 | 34.89 | 5.00 | 5.40 | 3.80 |

**2002 Reserve Reconciliation**
*(Based on escalating price and cost assumptions and before royalties)*

| | Crude Oil (Mbbls) | | | Natural Gas (Mmcf) | | |
|---|---|---|---|---|---|---|
| | Proved | Probable | Total | Proved | Probable | Total |
| December 31, 2001 | 11,784 | 2,292 | 14,076 | 87,083 | 20,931 | 108,014 |
| Additions | 510 | 192 | 702 | 36,913 | 11,760 | 48,673 |
| Production | (1,763) | - | (1,763) | (11,795) | - | (11,795) |
| Transferred - Storm Energy Ltd. | (5,675) | (1,211) | (6,886) | (3,153) | (639) | (3,792) |
| Moved from probable to proven | 324 | (324) | - | - | - | - |
| Revisions | (146) | 44 | (102) | (2,080) | (803) | (2,883) |
| December 31, 2002 | 5,034 | 993 | 6,027 | 106,968 | 31,249 | 138,217 |
| | NGL's (Mbbls) | | | Boe 6:1 (Mboe) | | |
| | Proved | Probable | Total | Proved | Probable | Total |
| December 31, 2001 | 1,554 | 179 | 1,733 | 27,852 | 5,960 | 33,811 |
| Additions | 490 | 224 | 714 | 7,152 | 2,375 | 9,528 |
| Production | (183) | - | (183) | (3,912) | - | (3,912) |
| Transferred - Storm Energy Ltd. | (106) | (22) | (128) | (6,306) | (1,340) | (7,645) |
| Moved from probable to proven | - | - | - | 324 | (324) | - |
| Revisions | (89) | 73 | (16) | (582) | (15) | (597) |
| December 31, 2002 | 1,666 | 454 | 2,120 | 24,528 | 6,656 | 31,184 |

**O u t l o o k**

Focus is in the final stages of finishing its 2003 first quarter drilling program. A total of 11 wells have been drilled at Tommy Lakes with 10 having been cased and tied-in along with two wells from last year's drilling program. In addition, six wells have been successfully refraced. The pipeline work is nearly complete and all new volumes should be on-stream by mid March. Our $10.5 million winter program at Tommy Lakes is on budget and reserves and production volumes are as expected. The Trust will participate in three other wells (net 0.5 well) to be drilled in the first quarter of 2003.

The capital expenditure program of Focus for 2003 is $12 million, and will be financed with $9 million from retained cash flow and the remainder from debt. Based on the successful execution of the Trust's capital program, production should average 8,400 BOE per day for 2003.

Focus continues to benefit from strong commodity prices. On January 10, 2003 it was announced that the monthly distributions relating to the operations of January to March 2003 were increased to $0.135 per Trust Unit, representing a base distribution of $0.125 per Trust Unit plus an incremental $0.01 per month to reflect the current high commodity prices.

The Trust's management team will continue to focus on creating value for our Unitholders by adding incremental reserves and production in the most cost effective manner possible. Focus will continue to surface value on its existing assets in addition to pursuing acquisitions that are strategic and accretive to our Unitholders. Our focus on maximizing our netbacks and achieving capital re-investment efficiencies will not waiver.

***Focus Energy Trust is a natural gas weighted energy trust with a market capitalization of approximately $330 million. The Trust currently produces approximately 8,400 barrels of oil equivalent per day from five core operated properties in the Western Canadian Sedimentary Basin. Focus Energy Trust Units trade on the TSX under the symbol FET.UN, and the Exchangeable Shares of FET Resources Ltd. trade on the TSX under the symbol FTX.***

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

**For further information, please contact:**

**Derek W. Evans**
**President and Chief Executive Officer**

or

**William D. Ostlund**
**Vice President Finance and Chief Financial Officer**

**Focus Energy Trust**
**3250, 205- 5th Avenue S.W.**
**Calgary, Alberta**
**T2P 2V7**
**Telephone: (403) 781-8409**
**Telecopier: (403) 781-8408**

VALIANT
*Trust Company*

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

March 12, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs,

**Re: Focus Energy Trust**
**<u>Annual General Meeting of Unitholders</u>**

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Focus Energy Trust:

| | |
|---|---|
| Issuer: | Focus Energy Trust |
| CUSIP: | 344 15R 108 & 302 45Y 107 |
| Type of Meeting: | Annual General Meeting of Unitholders |
| Date: | May 15, 2003 |
| Place: | Calgary, Alberta |
| Record Date: | April 8, 2003 |

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Focus Energy Trust.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Focus Energy Trust
Attn: Mr. William Ostlund

## NEWS RELEASE

**FOCUS ENERGY TRUST PROVIDES AUDITED 2002 FINANCIAL STATEMENTS AND NOTES**

**CALGARY, March 12, 2003 –** Focus Energy Trust ("Focus") (FET.UN – TSX and FTX – TSX) is pleased to provide its audited financial statements along with accompanying notes for its first 131 days of operations from August 23 to December 31, 2002 and for the years ended December 31, 2002 and 2001. Focus released its 2002 financial and operating highlights along with reserve information on March 11, 2003.

Information for Focus can be accessed on www.sedar.com or www.focusenergytrust.com.

***Focus Energy Trust is a natural gas weighted energy trust with a market capitalization of approximately $330 million. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.***

**For further information, please contact:**


**Derek W. Evans**
**President and Chief Executive Officer**

**or**

**William D. Ostlund**
**Vice President Finance and Chief Financial Officer**

**Focus Energy Trust**
**3250, 205- 5th Avenue S.W.**
**Calgary, Alberta**
**T2P 2V7**
**Telephone: (403) 781-8409**
**Telecopier: (403) 781-8408**

**FOCUS ENERGY TRUST**

**Consolidated Balance Sheets**

| | **December 31, 2002** | December 31, 2001 |
|---|---|---|
| | **(Notes 1 and 3)** | |
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | **$ 14,705,034** | $ - |
| Accounts receivable [note 12] | **24,485,558** | 11,547,637 |
| Prepaid expenses | **1,081,605** | 1,327,909 |
| | **40,272,197** | 12,875,546 |
| **Capital assets** [note 4] | **158,299,726** | 195,006,440 |
| | **$ 198,571,923** | $ 207,881,986 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities [note 12] | **$ 19,805,189** | $ 23,856,894 |
| Cash distributions payable [note 8] | **3,846,991** | - |
| Commodity contract [note 9] | **1,353,067** | - |
| | **25,005,247** | 23,856,894 |
| **Long term debt** [note 5] | **51,801,000** | 55,008,909 |
| **Provision for site restoration and abandonment** [note 4] | **2,343,734** | 2,192,486 |
| **Future income taxes** [note 11] | **42,633,486** | 35,768,729 |
| | **121,783,467** | 116,827,018 |
| **UNITHOLDERS' EQUITY** | | |
| Unitholders' capital [note 6] | **33,908,902** | 39,378,878 |
| Exchangeable shares [note 6] | **9,628,379** | - |
| Accumulated income | **44,348,355** | 51,676,090 |
| Accumulated cash distributions | **(11,097,180)** | - |
| | **76,788,456** | 91,054,968 |
| | **$ 198,571,923** | $ 207,881,986 |

*See Notes to Consolidated Financial Statements*

**FOCUS ENERGY TRUST**

**Consolidated Statements of Income and Accumulated Income**

| | August 23 to December 31, 2002 (Note 1) | Twelve Months Ended, December 31, 2002 (Notes 1 and 3) | 2001 |
|---|---|---|---|
| **Revenue** | | | |
| Production income | $ 33,331,200 | $ 114,593,548 | $ 134,028,009 |
| Royalties | (8,735,800) | (27,701,176) | (35,904,841) |
| Other income | 994,339 | 1,751,327 | 1,332,345 |
| | 25,589,739 | 88,643,699 | 99,455,513 |
| **Expenses** | | | |
| Production | 3,282,168 | 12,975,580 | 14,412,026 |
| Technical Services Agreement [note 3] | 1,501,613 | 1,501,613 | - |
| General and administrative | 865,628 | 3,100,384 | 2,710,762 |
| Interest and financing | 849,941 | 2,472,579 | 4,212,735 |
| Depletion and depreciation | 8,393,102 | 26,720,714 | 21,022,066 |
| Provision for site restoration and abandonment | 231,562 | 1,225,926 | 1,451,555 |
| | 15,124,014 | 47,996,796 | 43,809,144 |
| **Income from operations** | 10,465,725 | 40,646,903 | 55,646,369 |
| Reorganization expenses [note 3] | - | (12,717,078) | - |
| **Income before income and other taxes** | 10,465,725 | 27,929,825 | 55,646,369 |
| **Income and other taxes** [note 11] | | | |
| Future income tax expense | (29,699) | (6,673,206) | (23,091,202) |
| Current and large corporations tax | (276,028) | (2,051,378) | (413,411) |
| | (305,727) | (8,724,584) | (23,504,613) |
| **Net income for the period** | 10,159,998 | 19,205,241 | 32,141,756 |
| **Accumulated income, beginning of period** | 34,188,357 | 51,676,090 | 19,735,338 |
| Purchase cost in excess of stated value of shares redeemed | - | - | (201,004) |
| Transfer of assets and liabilities pursuant to Plan of Arrangement [note 3] | - | (26,532,976) | - |
| **Accumulated income, end of period** | $ 44,348,355 | $ 44,348,355 | $ 51,676,090 |
| **Net income per Unit** [note 10] | | | |
| Basic | $ 0.35 | $ 0.68 | $ 1.16 |
| Diluted | $ 0.35 | $ 0.68 | $ 1.13 |

*See Notes to Consolidated Financial Statements*

**FOCUS ENERGY TRUST**

**Consolidated Statements of Cash Flows**

| | August 23 to December 31, 2002 | Twelve Months Ended, December 31, 2002 | 2001 |
|---|---|---|---|
| | (Note 1) | (Notes 1 and 3) | |
| **Operating activities** | | | |
| Net income for the period | $ 10,159,998 | $ 19,205,241 | $ 32,141,756 |
| Add non-cash items: | | | |
| Non-cash general and administrative expenses | 277,002 | 277,002 | - |
| Unrealized (gain) loss on commodity contract | (88,933) | 1,353,067 | - |
| Depletion and depreciation | 8,393,102 | 26,720,714 | 21,022,066 |
| Provision for site restoration and abandonment | 231,562 | 1,225,926 | 1,451,555 |
| Future income tax expense | 29,699 | 6,673,206 | 23,091,202 |
| **Cash flow from operations** | 19,002,430 | 55,455,156 | 77,706,579 |
| Actual site restoration paid | (300) | (6,947) | (3,996) |
| Net change in non-cash working capital items | (9,623,887) | (12,514,656) | 1,775,205 |
| | 9,378,243 | 42,933,553 | 79,477,788 |
| **Financing activities** | | | |
| Proceeds from exercise of stock options | - | 3,019,428 | 790,678 |
| Common shares repurchased | - | - | (266,428) |
| Issue of Exchangeable Shares | 999,990 | 999,990 | - |
| Increase (decrease) in long term debt | 13,122,905 | 21,084,490 | (16,753,826) |
| Cash distributions | (7,250,189) | (7,250,189) | - |
| | 6,872,706 | 17,853,719 | (16,229,576) |
| **Investing activities** | | | |
| Capital asset additions | (4,147,858) | (40,139,989) | (65,751,299) |
| Net change in non-cash working capital items | 2,601,943 | (5,942,249) | 2,503,087 |
| | (1,545,915) | (46,082,238) | (63,248,212) |
| **Increase in cash and cash equivalents during the period** | 14,705,034 | 14,705,034 | - |
| Cash and cash equivalents, beginning | - | - | - |
| **Cash and cash equivalents, ending** | $ 14,705,034 | $ 14,705,034 | $ - |
| **Cash flow from operations per Unit** [note 10] | | | |
| Basic | $ 0.66 | $ 1.97 | $ 2.81 |
| Diluted | $ 0.66 | $ 1.97 | $ 2.72 |

*See Notes to Consolidated Financial Statements*

## 1. STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a wholly-owned subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

Prior to the implementation of the Plan of Arrangement on August 23, 2002, the consolidated financial statements included the accounts of the Storm Energy Inc. and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc. Results of operations from August 23, 2002 (date of commencement of the Trust operations) to December 31, 2002 are provided in the statements of income and cash flows. The consolidated financial statements of Focus Energy Trust include the accounts of the Trust, its subsidiaries (the Company and FET Gas Production Ltd.), and its share of a partnership. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and, except as outlined below, are consistent with the accounting policies set out in the 2001 Annual Report of Storm Energy Inc.

## 2. SUMMARY OF ACCOUNTING POLICIES

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for site restoration and abandonment are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

### a) Principles of Consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

### b) Petroleum and Natural Gas Properties and Equipment

The Trust follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of acquiring petroleum and natural gas properties and related development costs, whether productive or unproductive, are capitalized and accumulated in one Canadian cost centre. Such costs include acquisition, drilling, geological, geophysical, and equipment costs and overhead expenses related to the properties and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is

determined in the period that proved reserves are attributable to the properties or impairment has occurred. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the properties and equipment are capitalized. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of equipment are provided for using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. Production and reserves of natural gas are converted to equivalent barrels of crude oil based on the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties, plus provision for future development costs of proved undeveloped reserves.

**c) Ceiling Test**

The Trust places a limit on the aggregate carrying value of petroleum and natural gas properties and equipment, which may be amortized against revenues of future periods (the "ceiling test"). The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion and depreciation, future site restoration and abandonment and future income tax liabilities are limited to an amount equal to the estimated undiscounted future net revenues from proved reserves less estimated recurring general and administrative expenses, future site reclamation and abandonment costs, future financing costs and income taxes.

**d) Provision for Site Restoration and Abandonment**

Provisions for future site restoration and abandonment are calculated on the unit-of-production basis over the life of the oil and gas properties based on total estimated proved reserves. The estimate includes the cost of equipment removal and environmental clean up in accordance with current cost, anticipated methods, existing legislation and industry practice. Actual expenditures are charged against the liability as incurred.

**e) Financial Instruments**

The Trust uses financial instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. Gains and losses on contracts which constitute effective hedges are recognized in production income at the time of sale of the related production. Unhedged commodity contracts are recorded on a mark-to-market basis at the balance sheet date with the resulting gains or losses being taken into income in the period.

The fair values of short term financial instruments, being accounts receivable, accounts payable, accrued liabilities and cash distributions payable approximate their carrying values. The fair value of long term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

**f) Income Taxes**

Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Unitholders. As the Trust allocates all of its taxable income to the Unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust which result in the transferring of taxable income from the Company to individual Unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

**g) Unit-Based Compensation Plan**

The Trust has a unit-based compensation plan for employees, directors and consultants of the Trust and its subsidiaries. Compensation cost is measured based on the intrinsic value of the award at the date of the grant and is recognized over the vesting period. Any consideration received by the Trust on exercise of the unit rights is credited to unitholders' capital. See Note 7 for a description of the plan and pro-forma disclosure of the associated compensation cost.

**h) Per Unit Amounts**

Net income and cash flow from operations per Unit are calculated using the weighted average number of Units (or common shares to August 23, 2002) outstanding during the year, including the weighted average number of Exchangeable Shares outstanding converted at the exchange ratio at the end of each month. Diluted net income and cash flow from operations per Unit are calculated using the treasury stock method to determine the dilutive effect of unit based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" Trust Unit rights are used to repurchase Units at the average market rate during the period.

**i) Revenue Recognition**

Revenue associated with sales of crude oil, natural gas, and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

**j) Joint Operations**

Certain of the Trust's exploration and production activities are conducted jointly with others through unincorporated joint ventures. The accounts of the Trust reflect its proportionate interest in such activities.

**k) Cash and Cash Equivalents**

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of funds on deposit for various terms. Cash and cash equivalents are stated at cost which approximates fair value.

**l) Foreign Currency Translation**

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

## 3. TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd. certain assets, being producing and exploratory oil and gas properties, administrative assets and working capital, and an allocation of long term debt. As this was a related party transaction, assets and liabilities were transferred at book value. The values at December 31, 2002 include the adjustment of previous estimates. Details are as follows:

| | |
|---|---|
| Petroleum and natural gas properties and equipment | $49,739,821 |
| Office furniture and equipment | 348,714 |
| Leasehold improvements | 37,454 |
| Net working capital | 1,575,566 |
| Future income tax asset | 191,551 |
| Total assets transferred | 51,893,106 |
| Long term debt | 24,292,399 |
| Provision for site restoration and abandonment | 1,067,731 |
| Net assets transferred and reduction in retained earnings | $26,532,976 |

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

## 4. CAPITAL ASSETS

| | **2002** | 2001 |
|---|---|---|
| Capital assets, at cost | **$247,682,796** | $257,668,796 |
| Accumulated depletion and depreciation | **(89,383,070)** | (62,662,356) |
| Capital assets, net | **$158,299,726** | $195,006,440 |

The calculation of depletion and depreciation in 2002 included an estimate of $28.5 million (2001 - $10.7 million) for future development costs associated with proved undeveloped reserves. Unproved property costs of $nil (2001 - $6.6 million) were excluded from the depletion calculation.

The ceiling test calculation as at December 31, 2002 indicated that the net recoverable amount from proved reserves exceeded the net carrying value of the petroleum and natural gas properties and equipment. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value. The prices used for the ceiling test were based on the corporate average prices for the month of December 2002, being $44.98 per barrel of crude oil, $5.56 per mcf of natural gas, and $38.04 per barrel of natural gas liquids.

As at December 31, 2002, the Trust's estimated future site restoration and abandonment costs to be accrued over the life of the remaining proved reserves is $6,885,000. Of this amount, $2,343,734 has been accrued as an accumulated liability on the consolidated balance sheet as at December 31, 2002.

## 5. LONG TERM DEBT

The Company has a revolving term credit facility with a Canadian financial institution. The Company has $70 million (2001 - $90 million) available under this facility. Advances bear interest at the bank's prime rate. The facility is subject to an annual review by the bank and if certain conditions are not met the facility becomes a two year term loan with the first repayment due within 366 days. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

## 6. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Pursuant to the Plan of Arrangement, 20,884,039 Trust Units and 7,706,263 Exchangeable Shares were issued on August 23, 2002 upon the cancellation of all outstanding common shares of Storm Energy Inc. and 145,984 Exchangeable Shares were purchased by three executive officers of the Trust.

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture.

| **Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)** | Number of Units | Consideration |
|---|---|---|
| Trust Units outstanding *(see (a) below)* | 22,804,905 | $33,908,902 |
| Trust Units issuable on conversion of Exchangeable Shares (i) *(see (b) below)* | 6,160,621 | 9,628,379 |
| Balance as at December 31, 2002 | 28,965,526 | $43,537,281 |

i. *The exchange ratio at December 31, 2002 was 1.03291 Trust Units for each Exchangeable Share*

| **(a) Trust Units of Focus Energy Trust** | Number of Units | Consideration |
|---|---|---|
| Issued pursuant to Plan of Arrangement (i) | 20,884,039 | $30,970,217 |
| Issued on conversion of Exchangeable Shares (ii) | 1,907,393 | 2,799,700 |
| Issued pursuant to the Executive Bonus Plan (iii) | 13,473 | 138,985 |
| Balance as at December 31, 2002 | 22,804,905 | $33,908,902 |

a. *Issued August 23, 2002 pursuant to the Plan of Arrangement and recorded at the book value of the Storm Energy Inc. common shares*

b. *Issued on conversion of Exchangeable Shares with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged*

c. *Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.*

| **(b) Exchangeable Shares of FET Resources Ltd.** | Number of Shares | Consideration |
|---|---|---|
| Issued pursuant to Plan of Arrangement (i) | 7,706,263 | $11,428,089 |
| Issued for cash(ii) | 145,984 | 999,990 |
| Exchanged for Trust Units(iii) | (1,887,912) | (2,799,700) |
| Balance as at December 31, 2002 | 5,964,335 | $ 9,628,379 |

i. *Issued August 23, 2002 pursuant to the Plan of Arrangement and recorded at the book value of the Storm Energy Inc. common shares*

ii. *Purchase by three executive officers of the Trust pursuant to the Plan of Arrangement*

iii. *Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged*

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of August 23 to December 31, 2002, a total of 1,887,912 Exchangeable Shares were converted into 1,907,393 Trust Units at exchange ratios prevailing at the time. The exchange ratio at the time of issuance on August 23, 2002 was one Trust Unit for each Exchangeable Share. At December 31, 2002, the exchange ratio was 1.03291 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable shares. On the tenth

anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

| **(c) Common Shares of Storm Energy Inc.** | Number of Shares | Consideration $ |
|---|---|---|
| Balance as at December 31, 2000 | 27,470,334 | $38,653,624 |
| Issued upon exercise of stock options | 358,074 | 790,678 |
| Purchased by normal course issuer bid | (46,400) | (65,424) |
| Balance as at December 31, 2001 | 27,782,008 | 39,378,878 |
| Issued upon exercise of stock options | 808,294 | 3,019,428 |
| Balance August 22, 2002 prior to Plan of Arrangement | 28,590,302 | 42,398,306 |
| Trust Units issued | (20,884,039) | (30,970,217) |
| Exchangeable Shares issued | (7,706,263) | (11,428,089) |
| | nil | $ nil |

Pursuant to the Plan of Arrangement, shareholders of Storm Energy Inc. received one Unit in Focus Energy Trust or one Exchangeable share in FET Resources Ltd., and one share in a new public exploration and production company, Storm Energy Ltd., for each common share held.

## 7. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Rights Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares.

The initial exercise price of rights granted under the Rights Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

| | Number of Rights | Weighted Average Exercise Price |
|---|---|---|
| Granted | 320,000 | $ 9.68 |
| Reduction of exercise price | | (0.29) |
| Balance as at December 31, 2002 | 320,000 | $ 9.39 |

A summary of the plan as at December 21, 2002 is as follows:

| Exercise Price at Grant Date | Adjusted Exercise Price | Number of Rights Outstanding | Remaining Contractual Life of Right (years) | Number of Rights Exercisable |
|---|---|---|---|---|
| $ 9.62 | $ 9.29 | 280,000 | 4.69 | - |
| $ 10.10 | $ 10.10 | 40,000 | 4.97 | - |
| $ 9.68 | $ 9.39 | 320,000 | 4.73 | - |

Effective for the fiscal year beginning on January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost, if any, over the vesting period. As the exercise price of the rights granted approximates the market price of the Trust Units at the date of grant, no compensation cost has been recognized in the statement of income.

As previously stated, the exercise price of the rights granted under the Rights Plan may be reduced in future periods in accordance with the terms of the Rights Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, the purchase and sale of capital assets, and debt repayment. Therefore, it is not possible to determine a fair value for the rights granted under the Rights Plan.

As it is not possible to determine the fair value of rights granted under the Rights Plan, compensation cost for pro forma disclosure purposes has been determined based on the amount that the market price of the Trust Units exceeds the exercise price at the date of the financial statements. For the year ended December 31, 2002, net income would be reduced by approximately $52,000 for the estimated compensation cost associated with the Rights Plan, with negligible impact on net income per Trust Unit.

## 8. CASH DISTRIBUTIONS PAYABLE

The Trust has net income for each year which includes all interest income from the Company, and other income, which accrues to the Trust to the end of the year. Under the Trust Indenture, taxable income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

The taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of the payable amount. The amount payable to Unitholders was settled subsequent to the year-end through cash distributions which were part of the regular cash distributions declared by the Trust.

The taxable income of the Trust accruing to December 31, 2002 was greater than the cash distributions to Unitholders on October 15, November 15, and December 15, 2002. The resulting $3,846,991 payable to Unitholders at December 31, 2002 was paid as part of the cash distributions to Unitholders of January 17th and February 17th, 2003.

## 9. FINANCIAL INSTRUMENTS

The following contracts were outstanding as at December 31, 2002. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $5,061,481.

| **Commodity Contracts** | Daily Quantity | Contract Price | | | Price Index | Term |
|---|---|---|---|---|---|---|
| Crude oil - fixed price | 700 bbls | $ | 39.80 | Cdn | WTI | October 2002 - August 2003 |
| | 300 bbls | $ | 39.90 | Cdn | WTI | October 2002 - August 2003 |
| Natural gas - fixed price | 3,000 MMBTU | $ | 5.02 | Cdn | Sumas | October 2002 - October 2003 |
| | 7,000 MMBTU | $ | 5.18 | Cdn | Sumas | November 2002 - October 2003 |
| | 12,500 GJ | $ | 4.76 | Cdn | AECO | October 2002 - March 2003 |

The following natural gas ceiling commodity contract is recorded on a mark to market basis as the contract does not represent an effective hedge. A liability of $1,353,067 is recorded on the consolidated balance sheet at December 31, 2002:

| **Commodity Contracts** | Daily Quantity | Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Natural gas - ceiling | 8,420 GJ | $4.90 | Cdn | AECO | April 2003 - October 2003 |

## 10. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Net income and cash flow from operations per unit are as follows:

| | **August 23 to December 31, 2002** | **2002** | 2001 |
|---|---|---|---|
| Net income | | | |
| Basic [i] | **$0.35** | **$0.68** | $1.16 |
| Diluted [ii] | **$0.35** | **$0.68** | $1.13 |
| Cash flow from operations [iii] | | | |
| Basic [i] | **$0.66** | **$1.97** | $2.81 |
| Diluted [ii] | **$0.66** | **$1.97** | $2.72 |

*i Basic per unit calculations are based on the weighted average number of Trust Units outstanding in 2002 of 28,799,795 for the period August 23 to December 31 and 28,210,245 Trust Units or common shares for the year ended December 31 (27,627,205 common shares in 2001) which includes outstanding Exchangeable Shares converted at the year-end exchange ratio.*

*ii Diluted calculations include additional Trust Units in 2002 of 8,764 for the period August 23 to December 31 and 3,145 for the year ended December 31 (932,244 additional shares in 2001) for the dilutive impact of the Rights Plan (stock option plan in 2001). Calculations of diluted shares excluded 82,738 of stock options in 2001 which would have been anti-dilutive. There were no adjustments to net income or cash flow from operations in calculating dilutive per unit amounts.*

iii *Cash flow from operations is calculated by adding non-cash general and administrative expenses, unrealized loss on commodity contract, depletion and depreciation, provision for site restoration and abandonment and future income tax expense (recovery) to net income.*

Supplementary cash flow information

| | **August 23 to December 31, 2002** | **2002** | 2001 |
|---|---|---|---|
| Interest paid | **$727,191** | **$2,349,829** | $4,212,735 |
| Interest received | **58,503** | **176,715** | - |
| Taxes paid | **882,382** | **882,382** | - |
| Cash distributions paid | **7,250,188** | **7,250,188** | - |

## 11. INCOME TAXES

The Trust uses the liability method of tax allocation to record future income taxes, whereby differences between the carrying amount and the tax basis of assets and liabilities are used to calculate future tax liabilities or assets.

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial income tax rate to income for the period before income taxes. The differences are as follows:

| | **August 23 to December 31, 2002** | **2002** | 2001 |
|---|---|---|---|
| Income before income and other taxes | **$10,465,725** | **$27,929,825** | $55,646,369 |
| Statutory combined federal and provincial income tax rate | **42.22%** | **42.22%** | 42.62% |
| Expected income tax expense at statutory rates | **$4,418,629** | **$11,791,972** | $23,716,482 |
| Add (deduct) the income tax effect of: | | | |
| Non-deductible crown charges | **3,218,082** | **9,281,286** | 12,605,642 |
| Resource allowance | **(2,741,576)** | **(7,785,742)** | (12,165,708) |
| Alberta royalty tax credit | **(30,942)** | **(165,552)** | (244,053) |
| Reduction in provincial tax rate | **-** | **(399,161)** | (615,102) |
| Income attributable to the Trust, not subject to income tax | **(4,685,229)** | **(4,685,229)** | - |
| Capital tax | **276,208** | **911,102** | 413,411 |
| Other | **(149,264)** | **(224,092)** | (206,059) |
| Income and other taxes | **$305,727** | **$8,724,584** | $23,504,613 |

The components of the future tax liability at December 31, 2002 and 2001 are as follows:

| | **2002** | 2001 |
|---|---|---|
| Capital assets in excess of tax value | **$45,312,927** | [illegible] |
| Provision for site restoration and abandonment | **(934,438)** | [illegible] |
| Other | **(1,689,718)** | [illegible] |
| Future income taxes | **$42,633,486** | $35,768,729 |

## 12. RELATED PARTY TRANSACTIONS

a) The Trust has three directors who are also directors of Storm Energy Ltd., a publicly listed oil and gas company.

   As part of the Plan of Arrangement, discussed in Note 3, the Trust has a Technical Services Agreement with Storm Energy Ltd., which commenced on August 23, 2002 and expires on June 30, 2003. Under this agreement, the Trust pays a monthly fee of $350,000 for certain technical and administrative services.

   There are accounts receivable and accounts payable with Storm Energy Ltd. arising through the normal course of business. The Trust had approximately $9.4 million due to Storm Energy Ltd. and $10.5 million due from a subsidiary of Storm Energy Ltd. at December 31, 2002.

b) During 2002, the Trust and its predecessor, paid $114,000 for legal services provided by a firm in which a current director is a partner, and paid $539,200 for legal services provided by a firm in which a former director is a partner.

03 MAR -1 AM 7:21

**NEWS RELEASE**

**FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR APRIL 15, 2003**

**Calgary, March 19, 2003**— Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution for the month of March in the amount of Cdn. $0.135 per trust unit will be paid on April 15, 2003 to unitholders of record on March 31, 2003. The ex-distribution date is March 27, 2003.

The distribution of $0.135 per trust unit represents a base distribution of $0.125 per trust unit plus an incremental $0.01 per month to reflect the current high commodity prices.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

For further information, please contact:


Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

April 1, 2003

**NEWS RELEASE**

**FET Resources Ltd./Focus Energy Trust Announces the Increase to the FET Exchangeable Shares Ratio Effective April 15, 2003**

**Focus Energy Trust - FET.UN –TSX**
**FET Resources Ltd. - FTX -TSX**

**CALGARY, April 1, 2003** FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.06840 to 1.08068. Such increase will be effective on April 15, 2003.

The following are the details on the calculation of the Exchange Ratio:

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio ** | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| March 31, 2003 | 1.06840 | $0.135 | $10.9973 | 0.01228 | April 15, 2003 | 1.08068 |

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 – 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

For further information please contact:

**Focus Energy Trust**
**FET Resources Ltd.**

Derek Evans, President or
William Ostlund, Chief Financial Officer
at 403-781-8409

## NEWS RELEASE

### FOCUS ENERGY TRUST INCREASES DISTRIBUTIONS TO $0.14 PER UNIT

**Calgary, April 10, 2003** — Focus Energy Trust ("Focus") (FET.UN — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the second quarter of 2003 to increase monthly distributions to $0.14 per trust unit. Further, Focus has declared a distribution of $0.14 per trust unit to be paid on May 15, 2003 in respect of April production, for unitholders of record on April 30, 2003. The ex-distribution date is April 28, 2003.

This distribution policy incorporates the withholding of approximately 15 to 20 percent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long-term. In the event that commodity prices are higher than anticipated and a cash surplus develops during a quarter, the surplus may be used to increase distributions, reduce debt, and / or increase the capital program.

| Record Date | Ex-Distribution Date | Distribution Date | Distribution per Unit |
|---|---|---|---|
| April 30 | April 28 | May 15 | $0.14 |
| May 31 | May 28 | June 16 | $0.14 (*) |
| June 30 | June 26 | July 15 | $0.14 (*) |

(*) Estimated distributions based upon current market outlook and are subject to change.

The Exchangeable Shares of FET Resources Ltd. (FTX — TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

For further information, please contact:


| | | |
|---|---|---|
| Derek W. Evans<br>President and Chief Executive Officer | or | William D. Ostlund<br>Vice President Finance and Chief Financial Officer |

Focus Energy Trust 3250, 205- 5th Avenue S.W. Calgary, Alberta T2P 2V7
Telephone: (403) 781-8409 Telecopier: (403) 781-8408


*Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

# Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") for Focus Energy Trust ("Focus" or the "Trust") should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2002 and is based on information available to March 18, 2003.

Focus Energy Trust is the successor to Storm Energy Inc. The financial statements for Focus Energy Trust at December 31, 2002 are reported on a "continuity of interests" basis and include the financial results of Storm Energy Inc. to August 22, 2002. As such, these financial statements reflect the full operations and assets of Storm Energy Inc. for the 234 days prior to the implementation of the Plan of Arrangement, and the remaining operations and assets of the Trust for 131 days from August 23 to December 31 (the "131 day period"). The comparative figures are the 2001 results of Storm Energy Inc. The comparison of results for the years ended December 31, 2001 and 2002 is significantly influenced by the reorganization effective August 23, 2002, which transferred 25% of the assets to a separate new exploration and development company.

Per barrel of oil equivalent ("BOE") amounts have been calculated using a conversion of six thousand cubic feet of natural gas to one barrel of oil (6 mcf = 1 bbl).

**FORWARD-LOOKING STATEMENTS**

Certain information set forth in this document, including management's assessment of future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the effect of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

**CREATION OF FOCUS ENERGY TRUST**

On August 20, 2002, the shareholders of Storm Energy Inc. approved a corporate reorganization as described in the Plan of Arrangement dated July 16, 2002 ("reorganization"), which became effective on August 23, 2002. Through this reorganization, approximately 3,800 BOE/d of production and undeveloped lands were used to create a new high growth, exploration-oriented producer, Storm Energy Ltd. Storm Energy Inc. retained approximately 8,400 BOE/d of production and became Focus Energy Trust. For each share of Storm Energy Inc., shareholders received one unit of Focus Energy Trust or one Exchangeable Share in FET Resources Ltd. ("FET"), a wholly owned subsidiary of Focus Energy Trust, and one share of Storm Energy Ltd., a new public exploration and production company. Focus Energy Trust and Storm Energy Ltd. are separate public entities.

The reorganization was undertaken to:

- Divide Storm's assets into harvest and growth components to better align the potential growth of the assets with investors' expectations, and with that realignment the ownership in the two independent entities should, over time, be expected to be valued more favorably;
- Create and deliver greater value in a more sustainable and tax effective manner, and with less risk, than would be possible in the existing entity on a go forward basis;
- Provide greater liquidity and flexibility for all shareholders to continue to participate in the harvest and growth potential of the two entities;
- Facilitate efficient management of the Trust by a group of qualified professionals capable of delivering on acquisition, exploitation and financial management objectives.

The Trust retained approximately 75% of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe in Alberta, as well as approximately 46% of the working interests in the oil producing assets in the Red Earth area of northern Alberta. The Trust represents approximately 96% of the natural gas production and 46% of the oil production of Storm Energy Inc. prior to the reorganization. FET, a wholly owned subsidiary of the Trust, owns directly or indirectly the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The Trust commenced operations on August 23, 2002 with the new legal structure and business mandate and with a new management team.

The petroleum and natural gas assets transferred to Storm Energy Ltd. on August 23, 2002 represented approximately 54% of the working interests in the oil producing areas in the Red Earth area of northern Alberta, minor natural gas interests, and undeveloped lands. As part of the transaction, Storm Energy Ltd. assumed $22.7 million of long term debt less working capital outstanding at August 22nd. The management, directors and employees of Storm Energy Inc. prior to the Plan of Arrangement continued on with Storm Energy Ltd. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and was recorded at net book value.

**DESCRIPTION OF BUSINESS**

Focus Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated July 15, 2002. The Trust Unitholders are the sole beneficiaries of the Trust. The Trust structure allows individual Unitholders to participate in the cash flow of the business to the extent such cash flow is distributed by the Trustee, Valiant Trust Company. The directors and management of FET, which owns the oil and gas properties, manage the Trust. Management of FET are all full-time employees of the Trust. The Board of Directors of FET has generally been delegated the significant management decisions of the Trust. The Unitholders elect all members of the FET Board of Directors annually.

The Trust is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in the provinces of British Columbia and Alberta. Our business plan is to maximize returns to the Trust from existing oil and gas properties, and to expand the reserve base in the Western Canadian Sedimentary Basin through the selective addition of high-quality, long-life reserves with low risk development opportunities.

**OPERATIONS SUMMARY**

| | January 1 to August 22, 2002 | **August 23 to December 31, 2002** | **2002** | 2001 | % Change |
|---|---|---|---|---|---|
| Average daily production | | | | | |
| Crude oil (bbls/d) | 6,130 | **2,511** | **4,831** | 6,058 | (20%) |
| NGLs (bbls/d) | 527 | **457** | **502** | 342 | 47% |
| Natural gas (mcf/d) | 33,118 | **30,884** | **32,316** | 22,640 | 43% |
| Barrels of oil equivalent | 12,177 | **8,115** | **10,719** | 10,173 | 5% |
| % Natural gas | 45% | **63%** | **50%** | 37% | 13% |
| Average product prices received | | | | | |
| Crude oil (CDN$/bbl)(i) | $ 37.21 | **$ 42.89** | **$ 38.27** | $ 38.19 | –% |
| Hedge gain (loss) (CDN$/bbl) | $ 0.88 | **$ (4.71)** | **$ (0.16)** | $ 0.28 | (157%) |
| NGLs (CDN$/bbl) | $ 26.24 | **$ 35.15** | **$ 29.15** | $ 33.04 | (12%) |
| NGL price/Crude oil price | 71% | **82%** | **76%** | 87% | (11%) |
| Natural gas (CDN$/mcf)(i) | $ 3.03 | **$ 4.67** | **$ 3.59** | $ 5.57 | (36%) |
| Hedge gain (loss) (CDN$/mcf) | $ 0.15 | **$ (0.06)** | **$ 0.08** | $ (0.14) | 157% |
| Reference prices & Focus differential | | | | | |
| Crude oil (Edm. Light Price CDN$/bbl) | $ 38.03 | **$ 43.42** | **$ 39.92** | $ 40.26 | (1%) |
| Differential(i) | $ (0.82) | **$ (0.53)** | **$ (1.65)** | $ (2.07) | (20%) |
| Natural gas (AECO daily CDN$/mcf) | $ 3.47 | **$ 5.16** | **$ 4.08** | $ 6.30 | (35%) |
| Differential(i) | $ (0.44) | **$ (0.49)** | **$ (0.49)** | $ (0.73) | (33%) |
| Netback per BOE | | | | | |
| Revenue(i) | $ 28.31 | **$ 33.02** | **$ 29.59** | $ 36.25 | (18%) |
| Hedging | 0.21 | **(1.67)** | **(0.30)** | (0.15) | (99%) |
| Royalties, net of ARTC | (6.66) | **(8.22)** | **(7.08)** | (9.67) | (27%) |
| Production expenses | (3.40) | **(3.09)** | **(3.32)** | (3.88) | (14%) |
| Netback | $ 18.46 | **$ 20.05** | **$ 18.89** | $ 22.55 | (16%) |
| Royalties % of revenue(i) | 24% | **25%** | **24%** | 27% | (3%) |

(i) Excluding hedging.

**PRODUCTION INCOME**

On a BOE basis, average production volumes for 2002 were 5% higher than 2001, as additional gas production from winter drilling in early 2002 in northeastern British Columbia was offset by the transfer of oil producing assets to Storm Energy Ltd. on August 23, 2002.

Average daily production of 8,115 BOE/d for the 131 day period comprised 30.9 mmcf/d of natural gas, and 2,968 bbls/d of crude oil and NGLs. A 25-day shut down of the Fort Nelson plant for a turnaround in the third quarter temporarily reduced volumes by approximately 8,600 mcf/d. Average daily production of 8,419 BOE/d for the fourth quarter was 65% weighted to natural gas, with production of 32.9 mmcf/d of natural gas, and 2,933 bbls/d of crude oil and natural gas liquids.

The average reference prices for crude oil, being West Texas Intermediate at Cushing, Oklahoma (WTI) and refiners' posted prices at Edmonton, Alberta, were essentially the same for 2002 and 2001.The Trust's crude oil production comprised entirely of light sweet crude oil (average 38° API gravity). The prices realized in 2002 and 2001, before adjustment for hedges, were at a small discount to the Edmonton posted price, reflecting the high quality of our crude oil. Crude oil realizations are based on the refiners' posted prices at Edmonton, less deductions for transportation from the field and adjustments for quality.

Natural gas production in Alberta and British Columbia is priced with reference to delivery at the AECO Hub in Alberta or NYMEX at Henry Hub, Louisiana. AECO daily average natural gas prices per mcf in 2002 fluctuated from $3.08 in January, to a low of $2.14 in July, and a high of $6.11 in December. The average reference price of natural gas for 2002 declined 35% from 2001 and the average realized price, before adjustment for hedges, was 36% lower than 2001.

The price per mcf realized in 2002 of $3.59 represents a discount of $0.49 to the AECO reference price for the period. The net price realized on natural gas sales reflects the specific markets being delivered to, deductions at the delivery point for transportation and treatment and the heat content of the natural gas. Of natural gas sales in 2002, 15% was delivered in Alberta, 60% delivered to Station 2 near Fort St. John, British Columbia, and 25% delivered at Sumas on the British Columbia–Washington border. The net sale price realized for natural gas deliveries in Alberta is AECO less approximately $0.18 per mcf for transportation. The net sale price realized for natural gas deliveries through the British Columbia system is the price at the specific delivery point less approximately $0.69 per mcf for transportation and treatment of the natural gas. Sales at Station 2 are priced based on the AECO price adjusted for the seasonal differential to Station 2, and the Sumas price is based on the U.S. natural gas price of NYMEX at Henry Hub. Natural gas production of the Trust has a high heat content, which increases the realized price per mcf.

**HEDGING POLICY AND RESULTS**

Focus utilizes a hedging program to manage exposure to fluctuations in commodity prices, to provide greater certainty and stability to distributions, to protect Unitholder return on investment and to help ensure profitability of specific properties or acquisitions. This program is controlled by the Board of Directors and implemented by the Risk Management Committee. Focus uses financial instruments and physical forward sales as part of this risk management program. All of the commodity and foreign exchange contracts are with parties that represent minimal counterparty risk.

Production income for 2002 includes a net loss of $1.2 million relating to financial instruments associated with commodity and foreign exchange contracts. This compares with a loss of $0.6 million in 2001. The net loss in 2002 is a combination of a hedging gain of $0.6 million for financial instruments associated with natural gas and a hedging loss on crude oil of $1.8 million. The hedging results for natural gas include a non-cash loss of $1.4 million relating to a natural gas ceiling contract that was accounted for based on the mark to market value.

For the 131 day period, the Trust recognized a hedging loss of $1.8 million comprised of a loss of $0.2 million for financial instruments associated with natural gas, and a loss for crude oil of $1.6 million. The hedging results for natural gas include a non-cash gain of $0.1 million. These hedging losses reflect the significant strengthening of both natural gas and crude oil prices during the fourth quarter.

Focus currently has a combination of fixed price arrangements and collars that provide price protection on approximately 54% of natural gas production at a reference price of CDN$5.56 per mcf. For 2003, fixed price swaps and collars represent approximately 46% of oil production with a reference price of CDN$40.36 per barrel. The following table details financial instruments and physical contracts currently in place as part of the Trust's hedging program.

**FINANCIAL CONTRACTS**

| | Daily Quantity | Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Crude oil – fixed price | 700 bbls | $39.80 | Cdn | WTI | October 2002 – August 2003 |
| | 300 bbls | $39.90 | Cdn | WTI | October 2002 – August 2003 |
| | 500 bbls | $41.80 | Cdn | WTI | September 2003 – August 2004 |
| Crude oil – collars | 500 bbls | $41.00 – $63.00 | Cdn | WTI | April 2003 |
| | 500 bbls | $41.00 – $58.85 | Cdn | WTI | May 2003 |
| | 500 bbls | $41.00 – $55.35 | Cdn | WTI | June 2003 |
| | 500 bbls | $41.00 – $52.70 | Cdn | WTI | July 2003 |
| | 500 bbls | $41.00 – $50.25 | Cdn | WTI | August 2003 |
| Natural gas – fixed price | 3,000 MMBTU | $5.02 | Cdn | Sumas | October 2002 – October 2003 |
| | 7,000 MMBTU | $5.18 | Cdn | Sumas | November 2002 – October 2003 |
| | 12,500 GJ | $4.76 | Cdn | AECO | October 2002 – March 2003 |
| Natural gas – collars | 8,420 GJ | $4.75 – $4.90 | Cdn | AECO | April 2003 – October 2003 |
| | 5,000 GJ | $5.56 – $6.75 | Cdn | AECO | April – October 2003 (ex. July) |

**PHYSICAL CONTRACT**

| | Daily Quantity | Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Natural gas – fixed price | 5,000 MMBTU | $8.21 | Cdn | Sumas | November 2003 – March 2004 |

**OTHER INCOME**

Other income for 2002 includes $1.6 million for treating and processing third party oil and gas at our production facilities and $0.2 million of interest income. Treating and processing income was 18% higher in 2002 as a result of increased third party volumes processed at the Kotcho facilities in British Columbia. In addition to Kotcho, Focus earns third party processing revenue at our facilities located in the Sylvan Lake and Golden areas of Alberta. Currently, Focus receives approximately $0.2 million per month in third party processing revenues.

**PRODUCTION EXPENSES**

Production expenses for the year amounted to $3.32 per BOE, down 14% from 2001. For the 131 day period, production expenses were $3.09 per BOE. The reduction in the production expenses during this period reflects the increased natural gas weighting of the Trust's production mix.

**TECHNICAL SERVICES AGREEMENT**

The Trust has a Technical Services Agreement with Storm Energy Ltd. through which the Trust receives services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. This arrangement, which expires on June 30, 2003, is the only transitional agreement between Focus Energy Trust and Storm Energy Ltd.

**GENERAL AND ADMINISTRATIVE EXPENSES**

| (thousands) | | January 1 to August 22, 2002 | | **August 23 to December 31, 2002** | | **2002** | | 2001 |
|---|---|---|---|---|---|---|---|---|
| Gross[(i)(ii)(iii)] | $ | 3,884 | $ | **1,106** | $ | **4,990** | $ | 4,903 |
| Overhead recoveries | | (1,649) | | **(240)** | | **(1,890)** | | (2,192) |
| Net general and administrative expenses | $ | 2,235 | $ | **866** | $ | **3,100** | $ | 2,711 |
| Per BOE | $ | 0.78 | $ | **0.81** | $ | **0.79** | $ | 0.73 |

(i) Amounts paid to Storm Energy Ltd. in accordance with the Technical Services Agreement are reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses.
(ii) Gross general and administrative expenses do not include $12.7 million in expenses associated with the reorganization.
(iii) Gross general and administrative expenses for the 131 day period included $0.6 million associated with the Executive Bonus Plan implemented as part of the reorganization. Half of this amount is settled through the issuance of units from treasury at a price equal to the last five trading days of the month for which the bonus relates.

No general and administrative expenses were capitalized in 2002 or 2001. Commencing on August 23, the Trust incurred general and administrative expenses relating to staffing, office premises, insurance and corporate expenses. During 2003, we will add additional staff and services to replace those currently being provided by Storm Energy Ltd. under the Technical Services Agreement.

**INTEREST AND FINANCING EXPENSES**

Interest expenses decreased to $2.5 million in 2002 from $4.2 million in 2001. This decrease is attributable to lower monthly average debt balances and lower interest rates.

Interest and financing expenses for the 131 day period were $0.9 million, including financing expenses of $0.1 million relating to new bank credit facilities. At December 31, 2002, Focus had long term debt of $51.8 million and cash and cash equivalents of $14.7 million relating to short-term investments in a subsidiary. These investments have matured and were applied to the long term debt in 2003. Borrowings under the credit facilities bear interest at the bank prime rate or Canadian banker's acceptance rates plus a bank stamping fee.

**DEPLETION, DEPRECIATION, AND PROVISION FOR SITE RESTORATION AND ABANDONMENT**

In 2002, the provision for depletion and depreciation was $26.7 million or $6.83 per BOE. This compares to the $21.0 million or $5.66 per BOE in 2001. The increase reflects actual capital expenditures for 2002 and updated estimates of proven reserves and future capital expenditures. The depletion and depreciation rate for the Trust for the fourth quarter of 2002 was $7.62 per BOE. This rate reflects the specific oil and gas properties and facilities owned by the Trust and incorporates the results of the independent reserve report dated December 31, 2002. The depletion and depreciation rate includes $28.5 million of future capital investment associated with the proven reserves in the reserve report.

In 2002, the provision for site restoration and abandonment was $1.2 million or $0.31 per BOE. This compares with a rate of $0.39 per BOE for 2001. The rate for the fourth quarter of 2002 is $0.19 per BOE for the oil and gas properties and facilities retained by the Trust.

#### INCOME AND OTHER TAXES

| (thousands) | January 1 to August 22, 2002 | **August 23 to December 31, 2002** | **2002** | 2001 |
|---|---|---|---|---|
| Future income tax | $ 6,644 | **$ 30** | **$ 6,673** | $ 23,091 |
| Current and large corporations tax | 1,775 | **276** | **2,052** | 413 |
| Income and other taxes | $ 8,419 | **$ 306** | **$ 8,725** | $ 23,504 |

At December 31, 2002, a liability of $42.6 million for future income taxes was recorded on the balance sheet. Under the Trust's structure, payments are made between FET and the Trust transferring both income and future tax liability from FET to the individual Unitholders. Therefore it is the opinion of management that payments from FET through to the Trust will greatly reduce or eliminate future income taxes. These payments in a period reduce future income tax liabilities previously recorded by FET, and are recognized as a recovery of income tax in the period incurred.

At December 31, 2002, the Trust had approximately $9.6 million in income tax pools that will be utilized to reduce the taxable portion of future cash distributions. FET and its subsidiary have approximately $30 million in income tax pools that will be utilized to minimize future income taxes at the legal entity level.

#### REORGANIZATION EXPENSES

The Trust incurred reorganization expenses of $12.7 million, of which $9.6 million relate to the cancellation of stock options and $3.1 million of advisory and other professional services costs.

#### CAPITAL EXPENDITURES

| (thousands) | January 1 to August 22, 2002 | **August 23 to December 31, 2002** | **2002** | 2001 |
|---|---|---|---|---|
| Land | $ 1,188 | **$ 31** | **$ 1,219** | $ 4,672 |
| Seismic | 1,032 | **–** | **1,032** | 3,397 |
| Drilling and completion | 22,301 | **1,675** | **23,976** | 29,502 |
| Total exploration and development | 24,521 | **1,706** | **26,227** | 37,571 |
| Facilities, equipment and workovers | 12,025 | **1,821** | **13,846** | 27,306 |
| Acquisition(i) | – | **605** | **605** | 825 |
| Dispositions | – | **–** | **–** | (1,408) |
| Net operations | 36,546 | **4,132** | **40,678** | 64,294 |
| Field inventory | (681) | **–** | **(681)** | 1,292 |
| Administration assets | 128 | **16** | **144** | 166 |
| Net capital expenditures | $ 35,992 | **$ 4,148** | **$ 40,140** | $ 65,751 |

(i) Acquired an existing GORR burden in 2002.

Capital expenditures of $36.5 million from January 1 to August 22, 2002 reflect the growth activities of an active exploration and production company. During that time, Storm Energy Inc. drilled 31 gross wells. This level and type of activity is comparable to the capital expenditure program of 2001.

During the first 131 days of Focus, capital expenditures were $4.1 million. We commenced the winter development program at Tommy Lakes in northeastern British Columbia, including drilling five new gas wells (2.5 net wells) and the refracing of four existing gas wells. We also tied-in an existing gas well at Pouce Coupe, participated in the drilling of two oil wells at Ogston (0.2 net wells), and acquired an existing gross over-riding royalty burden.

#### ABANDONMENT AND SITE RECLAMATION

We actively manage our exposure to environmental issues and abandonment and reclamation of well sites and facilities. The field operations of Focus are generally new in nature, concentrated to a few operating areas and do not have a significant number of shut-in wells. We conduct our operations to minimize risk and environmental impacts. Employees of the Trust and third parties regularly conduct reviews on wells and facilities.

The Trust has established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. The funding related to the operations of the Trust for August 23 to December 31, 2002 of approximately $0.2 million has been made in the first quarter of 2003.

#### CAPITALIZATION AND FINANCIAL RESOURCES

As at December 31, 2002 the Trust has working capital of $15.3 million compared with a working capital deficiency of $11.0 million as at December 31, 2001. Working capital at December 31, 2002 includes $14.7 million of short term funds on deposit held by a subsidiary. These investments matured and the cash was applied to the long term debt early in 2003. The positive change in working capital between the two periods results from these short term funds and a reduced capital program compared to an active exploration company.

Total debt outstanding at December 31, 2002 was $51.8 million. Focus has a $70.0 million revolving term credit facility with a Canadian financial institution, secured by the Trust's oil and gas properties. The current credit facility revolves until May 31, 2003. Prior to that date, the lender will complete the annual credit review relating to the extension of the revolving facility.

At December 31, 2002 long term debt net of working capital was $36.5 million. This compares to $41.2 million when the Trust was formed on August 23, 2002. The $4.7 million reduction in net debt during this period resulted from the following factors.

- The distribution policy recognizes the number of Units that would be issued on conversion of the Exchangeable Shares. However, holders of Exchangeable Shares do not receive monthly cash distributions and the cash is retained in the Trust. For the 131 day period, this totaled approximately $3.2 million and the cash retained was used to reduce long term debt.
- Net debt was reduced by $1.0 million due to the purchase of Exchangeable Shares by three executive officers of the Trust pursuant to the reorganization. These Exchangeable Shares had a one year hold period when issued.
- Funding for capital expenditures from retained cash flow was $4.6 million, and the actual capital expenditures were $4.1 million. Cash flow of $0.5 million above the level of actual capital expenditures was used to reduce net debt.

For 2003, Focus has the opportunity to invest an amount equal to 20% of cash flow for development drilling and enhancement of production in order to sustain production levels. Focus plans to finance this $12 million capital program through a combination of cash flow and debt. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

During 2003, the Trust will benefit from the retention of cash related to Exchangeable Shares not receiving monthly cash distributions. There are currently 5,490,168 Exchangeable Shares outstanding; however, the conversion of Exchangeable Shares into units is at the sole discretion of the holders of the Exchangeable Shares.

**CAPITALIZATION TABLE**

| (thousands except per unit and percent amounts) | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Long term debt | $ 51,801 | $ 55,009 |
| Less: Working capital (deficiency) | 15,267 | (10,981) |
| Net debt | $ 36,534 | $ 65,990 |
| Units outstanding and issuable for exchangeable shares | 28,966 | 27,782 |
| Market price at December 31 | $ 10.15 | $ 9.50 |
| Market capitalization | $ 294,005 | $ 263,929 |
| Total capitalization | $ 330,539 | $ 329,919 |
| Net debt as a percentage of total capitalization | 11% | 20% |
| Cash flow[i] | $ 52,946 | $ 77,707 |
| Net debt to cash flow[i] | 0.69 | 0.85 |

(i) December 31, 2002 is based on the annualized cash flow of the Trust for the 131 day period.

**UNITHOLDERS' EQUITY**

Total capitalization of Focus at December 31, 2002 was $330.5 million. This is approximately the same as at December 31, 2001, however on August 23, 2002 the reorganization resulted in shareholders receiving shares in the new exploration company.

Units of Focus and the Exchangeable Shares of FET began trading on the Toronto Stock Exchange on August 29, 2002. The units traded in a range of $9.75 to $10.65, with an average daily volume of 178,081 to December 31. The Exchangeable Shares traded in a range of $9.43 to $10.94 and had an average daily volume of 2,755 to December 31.

Focus established a Trust Unit Rights Plan as part of the Trust's overall long-term incentive program for management. The grant price of rights under the plan is equal to the weighted average closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four-year period commencing on the first anniversary of the grant.

For the 131 day period, a total of 320,000 rights were issued to employees and directors with an average grant price of $9.68. At December 31, 2002, the average adjusted exercise price was $9.39, no rights had vested, and the in-the-money value of the unvested rights was $242,800. Subsequent to December 31, 2002, an additional 40,000 rights were issued with a grant price of $10.87.

**CASH DISTRIBUTIONS**

### Distribution Policy

This distribution policy incorporates the withholding of approximately 15% of cash flow for the financing of capital expenditures to provide more sustainable distributions in the long term. As a result, the capital program to be executed is financed 75% from retained cash flow and 25% from debt. In the event that commodity prices are higher than anticipated and a cash surplus develops during a quarter, the surplus may be used to increase distributions, reduce debt, and / or increase the capital program.

Focus Energy Trust announces its distribution policy on a quarterly basis and distributions are paid monthly. The actual amount of the cash distribution is determined by the Board of Directors and is dependent upon the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow.

The Exchangeable Shares of FET are convertible into units of the Trust based on the exchange ratio, which is adjusted monthly, to reflect the distribution paid on the units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

### Cash Distributions from 2002 Production

Cash distributions of $0.44 per unit were declared and paid relating to production of the Trust for the 131 day period. Of this amount, $0.33 per unit was paid in 2002, and $0.11 per unit was paid on January 15, 2003. The consolidated financial statements at December 31, 2002 include an additional amount payable to Unitholders of $0.043 per unit relating to 2002 income flowing to the Trust. The amount payable to Unitholders was settled subsequent to the year-end as part of the regular cash distributions paid by the Trust on January 15, 2003 and February 17, 2003.

Cash flow from operations for the 131 day period was $19.0 million or $0.66 per unit. Cash distributions paid or payable relating to 2002 were $0.483 per unit, or 73% of cash flow on a per unit basis.

The distribution policy for 2002 was announced on August 27, 2002, at the time Focus was created. From September to December 2002 there was a considerable strengthening of commodity prices. Cash surpluses accumulated in 2002 may be used to increase distributions, reduce debt, and / or increase the capital program during 2003.

### Cash Distributions from 2003 Production

The distribution policy for the first quarter of 2003 was announced on January 10, 2003 and set monthly distributions with respect to January, February, and March production at $0.135 per unit, which represents a base distribution of $0.125 per unit plus an incremental $0.01 per month to reflect the current high commodity prices.

**TAXATION OF CASH DISTRIBUTIONS**

The Trust has net income for each year that is required to be calculated on an accrual basis of accounting, not a cash basis. Net income includes all interest income from FET and other income that accrues to the Trust to the end of the year. Under the Trust Indenture, net income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

Taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year and a deduction relating to income tax pools residing at the Trust level. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the Trust's taxable income to zero. Such taxable income is allocated to Unitholders. Any taxable income relating to a payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of that payable amount.

Taxable income allocated to Unitholders for 2002 is equal to the cash distributions received, plus Unitholders of record on December 31, 2002 have an additional $0.153 per unit relating to distributions payable as at December 31, 2002. The $0.153 per unit of taxable income paid to Unitholders of record on December 31, 2002 is part of the 2002 taxable income allocation and is not included in the 2003 taxable income allocation. Since the amount of taxable income allocated to Unitholders for 2002 is higher than the actual cash distributions received by Unitholders in 2002, there is no return of capital portion to the cash distributions.

For 2003, Focus estimates that 100% of the cash distributions will be taxable as income from property.

**ASSESSMENT OF BUSINESS RISKS**

Following are the primary risks are associated with the business of the Trust.

- operational risk associated with the production of oil and natural gas;
- reserve risk in respect to the quantity and quality of recoverable reserves;
- market risk relating to the availability of transportation systems to move the product to market;
- commodity risk as crude oil and natural gas prices fluctuate due to market forces;
- financial risk such as the Canadian/US dollar exchange rate, interest rates and debt service obligations;
- environmental and safety risk associated with well operations and production facilities; and
- changing government royalty legislation, income tax laws and incentive programs relating to the oil and gas industry

Focus seeks to mitigate these risks by:

- acquiring mature properties to reduce technical uncertainty;
- acquiring long life reserves to ensure more stable production and to reduce the economic risks associated with commodity prices cycles;
- maintaining a low cost structure to maximize product netbacks and reduce impact of commodity price cycles;
- diversifying properties to mitigate individual property and well risk;
- maintaining product mix to balance exposure to commodity prices;
- conducting rigorous reviews of all property acquisitions;
- monitoring pricing trends and developing a mix of contractual arrangements for the marketing of products with creditworthy counterparties;
- maintaining a hedging program to hedge commodity prices and foreign exchange currency rates with creditworthy counterparties;
- ensuring strong third party operators for non-operated properties;
- adhering to the Trust's safety program and keeping abreast of current operating best practices
- carrying insurance to cover losses and business interruption; and
- establishing and building cash resources to fund future abandonment and site restoration costs.

#### MANAGEMENT AND FINANCIAL REPORTING SYSTEMS

The Technical Services Agreement with Storm Energy Ltd. includes the provision of services related to the administration of the financial and operating systems for the Trust until June 30, 2003. The systems used to provide these services are substantially the same as those used for the former entity, Storm Energy Inc. The Trust is relying on these systems in which management is confident of the accuracy and timeliness of the resultant information.

The Trust's management and internal control systems are designed to provide assurance that accurate and timely internal and external information is communicated to users of that information. These systems are continually being reviewed for opportunities for enhancement.

#### IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In November 2002, the Canadian Institute of Chartered Accountants ("CICA") amended the effective date of its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for fiscal years beginning on or after July 1, 2003. The guideline will not have a significant impact on the Trust's financial position or results of operations.

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004 but earlier adoption is encouraged. The impact of the effect of this new standard on the consolidated financial statements has not been determined.

Other accounting standards issued by the CICA during the year ended December 31, 2002 are not expected to impact the Trust at this time.

#### QUARTERLY INFORMATION

| Quarter Ended (thousands except per unit amounts) | **31-Dec 2002** | **30-Sep 2002** | **30-Jun 2002** | **31-Mar 2002** | 31-Dec 2001 | 30-Sep 2001 | 30-Jun 2001 | 31-Mar 2001 |
|---|---|---|---|---|---|---|---|---|
| Production income | **$24,445** | **$25,869** | **$35,877** | **$28,403** | $26,932 | $29,768 | $37,894 | $39,434 |
| Net income | **$8,584** | **($4,885)** | **$8,713** | **$6,793** | $7,270 | $6,130 | $9,486 | $9,256 |
| Per unit – basic | **$0.30** | **($0.17)** | **$0.31** | **$0.24** | $0.26 | $0.22 | $0.34 | $0.34 |
| – diluted | **$0.30** | **($0.17)** | **$0.30** | **$0.24** | $0.26 | $0.21 | $0.34 | $0.32 |

**OUTLOOK**

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

The 2003 capital expenditure program for the Trust is $12.0 million and will be financed with $9.0 million from cash flow and the remainder from debt. Based on the successful execution of the Trust's capital program, 2003 production should average 8,400 BOE/d.

The table below shows the potential annual impact on the Trust's cash flow (before hedging) resulting from changes to the business environment or operations based on the results of the fourth quarter of 2002.

| | | | Change to Cash Flow | |
|---|---|---|---|---|
| | | Change | $000's | $/Unit |
| **Business Environment** | | | | |
| Price per barrel of crude oil (US$ WTI) | $ | 1.00 | 1,191 | 0.04 |
| Price per mcf of natural gas (CDN$ AECO) | $ | 0.10 | 873 | 0.03 |
| US / CDN exchange rate | $ | 0.01 | 214 | 0.01 |
| Interest rate on debt | | 1% | 397 | 0.01 |
| **Operations** | | | | |
| Oil production – bbls/d | | 100 | 1,123 | 0.04 |
| Gas production – mcf/d | | 600 | 809 | 0.03 |
| Operating expenses ($ per BOE) | $ | 0.25 | 749 | 0.03 |
| General and administrative expenses ($ per BOE) | $ | 0.10 | 300 | 0.01 |

(i) Based on fourth quarter average daily production volumes for oil of 2,469 bbls/d, natural gas of 32,911 mcf/d, and NGLs of 464 bbls/d, average net royalties of 24.8% and an NGL price equal to 84.3% of the crude oil price.
(ii) Based on December 31, 2002 total Trust Units outstanding of 29.0 million.
(iii) Based on fourth quarter average debt net of cash of $39.7 million.

The Trust continually evaluates potential acquisitions and the Trusts' business plan could result in multiple acquisitions in a fiscal year. As the nature of acquisitions in the energy business is a competitive bid process, and we cannot predict whether or not the Trust will execute any acquisitions in the future. Acquisitions made by the Trust will affect the underlying business environment of the Trust, the number of Units outstanding and the sensitivities shown above.

Focus is committed to increasing the long term value of the Trust to Unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets;
- Attract and retain the best value creation team in the business;
- Invest in new opportunities that create value;
- Pursue acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Surface value through operational expertise and control; and
- Maintain financial flexibility and strength.

03 ... 7:21

FMC

# FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
(514) 878-8803
paul.dingle@fmc-law.com
601934-227

Le 16 juin 2003

**Via SEDAR**
Madame Josée Deslauriers
*Directrice des marché des capitaux*
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

**Objet : Focus Energy Trust**
**Projet n° 00528242**

Madame,

Au nom de Focus Energy Trust, nous déposons la version française de l'analyse par la direction pour l'exercice terminé le 31 décembre 2002, qui est intégrée par renvoi à la notice annuelle datée du 16 mai 2003, elle-même intégrée par renvoi au prospectus simplifié provisoire daté du 6 juin 2003.

Le présent dépôt complète le dépôt effectué par Valiant Trust Company le 11 avril 2003.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

PFD/nc
0616031.pdf

# Rapport de gestion

Le rapport de gestion (le « rapport ») de Focus Energy Trust (« Focus » ou la « Fiducie ») doit être lu à la lumière des états financiers consolidés vérifiés et des notes y afférentes pour l'exercice terminé le 31 décembre 2002 et est fondé sur l'information disponible au 18 mars 2003.

Focus Energy Trust a succédé à Storm Energy Inc. Les états financiers de Focus Energy Trust au 31 décembre 2002 sont comptabilisés selon la méthode de la continuité des intérêts communs et comprennent les résultats financiers de Storm Energy Inc. au 22 août 2002. À ce titre, ces états financiers reflètent toutes les activités et l'actif de Storm Energy Inc. durant les 234 jours précédant la mise en œuvre du plan d'arrangement, ainsi que le reste des activités et de l'actif de la Fiducie durant la période de 131 jours allant du 23 août au 31 décembre (la « période de 131 jours »). Les chiffres comparatifs sont les résultats de 2001 de Storm Energy Inc. La comparaison des résultats des exercices terminés les 31 décembre 2001 et 2002 est grandement touchée par la réorganisation qui a pris effet le 23 août 2002, aux termes de laquelle 25 % de l'actif a été transféré à une nouvelle société d'exploration et de mise en valeur distincte.

Les montants par baril équivalent de pétrole (« bep ») ont été calculés à raison de six mille pieds cubes de gaz naturel par baril de pétrole (6 kpi$^3$ = 1 baril).

**ÉNONCÉS PROSPECTIFS**

Certains énoncés présentés dans le présent document, y compris l'évaluation par la direction des plans et des activités futurs, constituent des énoncés prospectifs. De par leur nature, les énoncés prospectifs comportent de nombreux risques et incertitudes, dont certains sont indépendants de la volonté de Focus, y compris l'effet de la conjoncture économique en général, la situation du secteur, la volatilité des prix des marchandises, la fluctuation des devises, l'imprécision des estimations des réserves, les risques environnementaux, la concurrence exercée par d'autres participants du secteur, le manque de personnel compétent ou de direction, la volatilité des marchés boursiers et la capacité d'obtenir des capitaux suffisants à partir de sources internes et externes. Le lecteur est prié de ne pas se fier indûment aux énoncés prospectifs du fait que les hypothèses ayant servi à l'élaboration de ces informations, bien qu'elles aient été jugées raisonnables à ce moment-là, pourraient se révéler imprécises. Les résultats, le rendement ou les réalisations réels de Focus pourraient différer considérablement de ceux qui sont exprimés ou supposés dans ces énoncés prospectifs et, par conséquent, aucune certitude ne peut être donnée quant au fait que les événements prévus dans les énoncés prospectifs auront lieu ni, le cas échéant, quant aux avantages qu'en tirera Focus. Focus décline toute intention ou obligation de mettre à jour ou de modifier ces énoncés prospectifs en raison de nouvelles informations, d'événements futurs ou pour une autre raison.

**CRÉATION DE FOCUS ENERGY TRUST**

Le 20 août 2002, les actionnaires de Storm Energy Inc. ont approuvé la réorganisation d'entreprise décrite dans le plan d'arrangement daté du 16 juillet 2002 (la « réorganisation »), qui a pris effet le 23 août 2002. Dans le cadre de cette réorganisation, une production d'environ 3 800 bep/j et des terrains inexploités ont servi à créer une nouvelle société de production à forte croissance axée sur l'exploration, Storm Energy Ltd. Storm Energy Inc. a conservé une production d'environ 8 400 bep/j et est devenue Focus Energy Trust. En contrepartie de chaque action de Storm Energy Inc., les actionnaires ont reçu une part de Focus Energy Trust ou une action échangeable de FET Resources Ltd. (« FET »), filiale en propriété exclusive

de Focus Energy Trust, et une action de Storm Energy Ltd., nouvelle société d'exploration et de production ouverte. Focus Energy Trust et Storm Energy Ltd. sont des entités ouvertes distinctes.

La réorganisation a été entreprise aux fins suivantes :

- Scinder l'actif de Storm en une composante s'occupant de récolter les bénéfices et en une autre chargée d'assurer la croissance afin que la croissance éventuelle de l'actif corresponde plus étroitement aux attentes des épargnants. De cette façon, la participation dans les deux entités indépendantes devrait, au fil du temps, être évaluée de façon plus favorable.
- Créer et procurer une plus grande valeur, d'une manière plus durable et efficace sur le plan fiscal, avec moins de risques, que ce qui aurait été possible si l'entité existante avait été maintenue.
- Faire en sorte que tous les actionnaires disposent de plus de liquidités et de flexibilité en vue de continuer à bénéficier du potentiel de récolte et de croissance des deux entités.
- Faciliter la gestion efficace de la Fiducie par un groupe de spécialistes compétents, capables d'atteindre les objectifs en matière d'acquisition, d'exploitation et de gestion financière.

La Fiducie a conservé environ 75 % de l'actif appartenant précédemment à Storm Energy Inc. Cet actif comprenait la totalité des intérêts économiques directs dans des biens productifs de gaz naturel dans les zones Tommy Lakes et Kotcho-Cabin, dans le nord-est de la Colombie-Britannique, les biens productifs de gaz naturel situés à Sylvan Lake et Pouce Coupe en Alberta, de même qu'environ 46 % des intérêts économiques directs dans les biens productifs de pétrole dans la zone Red Earth, dans le nord de l'Alberta. La Fiducie représente environ 96 % de la production de gaz naturel et 46 % de la production de pétrole de Storm Energy Inc. avant la réorganisation. FET, filiale en propriété exclusive de la Fiducie, est propriétaire, directement ou indirectement, des propriétés pétrolifères et gazéifères, et est la société remplaçante sur le plan légal de Storm Energy Inc. La Fiducie est entrée en activité le 23 août 2002, dotée de la nouvelle structure légale, d'un nouveau mandat d'affaires et d'une nouvelle équipe de gestion.

Les biens de pétrole et de gaz naturel transférés à Storm Energy Ltd. le 23 août 2002 représentaient environ 54 % des intérêts économiques directs dans les zones productives de pétrole de la zone Red Earth, dans le nord de l'Alberta, des intérêts secondaires dans le gaz naturel et des terrains inexploités. Dans le cadre de l'opération, Storm Energy Ltd. a pris en charge une dette à long terme de 22,7 M$, déduction faite du fonds de roulement au 22 août. Les membres de la direction, les administrateurs et les employés de Storm Energy Inc. qui étaient en fonction avant le plan d'arrangement ont conservé leur poste au sein de Storm Energy Ltd. Le transfert de l'actif à Storm Energy Ltd. le 23 août 2002 constituait une opération entre apparentés à ce moment-là, et a été inscrit à sa valeur comptable nette.

**DESCRIPTION DE L'ENTREPRISE**

Focus Energy Trust est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois de la province d'Alberta et établie conformément à l'acte de fiducie daté du 15 juillet 2002. Les porteurs de parts de la Fiducie sont les seuls bénéficiaires de celle-ci. La structure de la Fiducie permet à chaque porteur de parts de participer aux rentrées nettes de l'entreprise dans la mesure où celles-ci est distribuée par le fiduciaire, Valiant Trust Company. Les administrateurs et les membres de la direction de FET, qui est propriétaire des propriétés pétrolifères et gazéifères, gèrent la Fiducie. Les membres de la direction de FET sont des employés à temps plein de la Fiducie. Les décisions importantes en matière de gestion de la

Fiducie ont en général été confiées au conseil d'administration de FET. Les porteurs de parts élisent tous les membres du conseil d'administration de FET chaque année.

La Fiducie exerce activement les activités d'exploitation, de mise en valeur, d'acquisition et de production liées au pétrole et au gaz naturel dans les provinces de Colombie-Britannique et d'Alberta. Notre plan d'affaires consiste à maximiser le rendement, pour la Fiducie, des propriétés pétrolifères et gazéifères existantes, ainsi qu'à augmenter les réserves dans le bassin sédimentaire de l'Ouest canadien par l'ajout sélectif de réserves de grande qualité et de longue durée assorties de possibilités de mise en valeur à faible risque.

**SOMMAIRE DES ACTIVITÉS**

| | Période du 1er janvier au 22 août 2002 | Période du 23 août au 31 décembre 2002 | **2002** | 2001 | Variation (en pourcentage) |
|---|---|---|---|---|---|
| Production quotidienne moyenne | | | | | |
| Pétrole brut (b/j) | 6 130 | 2 511 | **4 831** | 6 058 | (20 %) |
| LGN (b/j) | 527 | 457 | **502** | 342 | 47 % |
| Gaz naturel (kpi³/j) | 33 118 | 30 884 | **32 316** | 22 640 | 43 % |
| Bep | 12 177 | 8 115 | **10 719** | 10 173 | 5 % |
| Pourcentage de gaz naturel | 45 % | 63 % | **50 %** | 37 % | 13 % |
| Prix moyens des produits réalisés | | | | | |
| Pétrole brut ($ CA/b)(i) | 37,21 $ | 42,89 $ | **38,27 $** | 38,19 $ | – % |
| Gain (perte) de couverture ($ CA/b) | 0,88 $ | (4,71)$ | **(0,16) $** | 0,28 $ | (157 %) |
| LGN ($ CA/b) | 26,24 $ | 35,15 $ | **29,15 $** | 33,04 $ | (12 %) |
| Prix des LGN/prix du pétrole brut | 71 % | 82 % | **76 %** | 87 % | (11 %) |
| Gaz naturel ($ CA/kpi³)(i) | 3,03 $ | 4,67 $ | **3,59 $** | 5,57 $ | (36 %) |
| Gain (perte) de couverture ($ CA/kpi³) | 0,15 $ | (0,06)$ | **0,08 $** | (0,14)$ | 157 % |
| Écart entre les prix de référence et les prix de Focus | | | | | |
| Pétrole brut (prix en $ CA/b de pétrole léger à Edmonton) | 38,03 $ | 43,42 $ | **39,92 $** | 40,26 $ | (1 %) |
| Écart(i) | (0,82)$ | (0,53)$ | **(1,65)$** | (2,07)$ | (20 %) |
| Gaz naturel (prix quotidien à l'AECO en $ CA/kpi³) | 3,47 $ | 5,16 $ | **4,08 $** | 6,30 $ | (35 %) |
| Écart(i) | (0,44)$ | (0,49)$ | **(0,49)$** | (0,73)$ | (33 %) |
| Revenu net par bep | | | | | |
| Produits(i) | 28,31 $ | 33,02 $ | **29,59 $** | 36,25 $ | (18 %) |
| Couverture | 0,21 | (1,67) | **(0,30)** | (0,15) | (99 %) |
| Redevances, déduction faite du CAR | (6,66) | (8,22) | **(7,08)** | (9,67) | (27 %) |
| Frais de production | (3,40) | (3,09) | **(3,32)** | (3,88) | (14 %) |
| Revenu net | 18,46 $ | 20,05 $ | **18,89 $** | 22,55 $ | (16 %) |
| Redevances en pourcentage des produits(i) | 24 % | 25 % | **24 %** | 27 % | (3 %) |

(i) À l'exclusion des opérations de couverture.

**PRODUITS TIRÉS DE LA PRODUCTION**

En termes de bep, les volumes de production moyens pour 2002 ont été supérieurs de 5 % à ceux de 2001, la production de gaz supplémentaire tirée des travaux de forage d'hiver effectués au début de 2002 dans le nord-est de la Colombie-Britannique ayant été contrebalancée par le transfert de biens productifs de pétrole à Storm Energy Ltd. le 23 août 2002.

Au cours de la période de 131 jours, la production quotidienne moyenne de 8 115 bep/j était constituée de 30,9 $Mpi^3/j$ de gaz naturel et de 2 968 b/j de pétrole brut et de LGN. La fermeture de l'usine de Fort Nelson pendant 25 jours aux fins d'une rotation au cours du troisième trimestre a réduit temporairement les volumes d'environ 8 600 $kpi^3/j$. Au quatrième trimestre, la production quotidienne moyenne de 8 419 bep/j était composée à 65 % de gaz naturel, la production s'établissant à 32,9 $Mpi^3/j$ de gaz naturel, et à 2 933 b/j de pétrole brut et de LGN.

Les prix de référence moyens pour le pétrole brut, soit le West Texas Intermediate à Cushing, en Oklahoma (WTI) et les prix des raffineurs affichés à Edmonton, en Alberta, ont été essentiellement les mêmes en 2002 et en 2001. La production de pétrole brut de la Fiducie était composée entièrement de pétrole léger non sulfuré (densité moyenne de 38 °API). Les prix réalisés en 2002 et en 2001, avant les rajustements pour tenir compte des opérations de couverture, ont été légèrement inférieurs au prix affiché à Edmonton, reflétant la grande qualité de notre pétrole brut. Les prix réalisés pour le pétrole brut sont fondés sur les prix des raffineurs affichés à Edmonton, moins les déductions au titre du transport à partir du gisement et des rajustements pour tenir compte de la qualité.

Les prix obtenus pour la production de gaz naturel d'Alberta et en de Colombie-Britannique sont établis en fonction du prix du gaz livré au carrefour de l'AECO, en Alberta, ou du prix NYMEX, au Henry Hub, en Louisiane. En 2002, le prix quotidien moyen du gaz naturel par $kpi^3$ de l'AECO est passé de 3,08 $ en janvier à un plancher de 2,14 $ en juillet pour remonter à un sommet de 6,11 $ en décembre. Le prix de référence moyen du gaz naturel pour 2002 a reculé de 35 % par rapport à 2001 et le prix moyen réalisé, avant les rajustements pour tenir compte des opérations de couverture, a été inférieur de 36 % à celui de 2001.

Le prix de 3,59 $ par $kpi^3$ réalisé en 2002 représente un escompte de 0,49 $ par rapport au prix de référence de l'AECO pendant la période. Le prix net réalisé pour le gaz naturel reflète la conjoncture des marchés où il est livré, la déduction au point de livraison au titre du transport et du traitement et le pouvoir calorifique du gaz naturel. Les ventes de gaz naturel réalisées en 2002 se répartissent à raison de 15 % en Alberta, de 60 % à la station 2, à proximité de Fort St. John, en Colombie-Britannique, et de 25 % à Sumas, à la frontière de la Colombie-Britannique et de l'État de Washington. Le prix de vente net réalisé pour les livraisons de gaz naturel en Alberta correspond au prix de référence de l'AECO moins environ 0,18 $ par $kpi^3$ au titre du transport. Le prix de vente net réalisé pour les livraisons de gaz naturel par l'entremise du réseau de la Colombie-Britannique correspond au prix obtenu au point de livraison moins environ 0,69 $ par $kpi^3$ au titre du transport et du traitement du gaz naturel. Le prix de vente à la station 2 est établi en fonction du prix de l'AECO, rajusté pour tenir compte des écarts saisonniers à la station 2, et le prix à Sumas est fondé sur le prix du gaz naturel aux États-Unis de NYMEX, au Henry Hub. La production de gaz naturel de la Fiducie a un pouvoir calorifique élevé, ce qui a pour effet d'accroître le prix réalisé par $kpi^3$.

**POLITIQUE DE COUVERTURE ET RÉSULTATS**

Focus a recours à un programme de couverture pour gérer les risques liés à la fluctuation des prix des marchandises, pour assurer les versements des distributions et leur stabilité, pour protéger le rendement du capital investi par les porteurs de parts et pour assurer la rentabilité de certaines propriétés ou acquisitions. Ce programme, qui est sous la direction du conseil

d'administration, est mis en œuvre par le comité de gestion des risques. Dans le cadre du programme de gestion des risques, Focus a recours à des effets financiers et à des contrats de vente à terme matériels. La totalité des contrats sur marchandises et de change sont conclus avec des contreparties présentant un risque minimal.

Les produits tirés de la production de 2002 comprennent une perte de 1,2 M$ se rapportant à des effets financiers liés aux contrats sur marchandises et de change, par rapport à une perte de 0,6 M$ en 2001. La perte nette de 2002 résulte de la combinaison d'un gain de couverture de 0,6 M$ relatif à des effets financiers liés au gaz naturel et d'une perte de couverture de 1,8 M$ sur le pétrole brut. Les résultats de couverture du gaz naturel comprennent une perte hors caisse de 1,4 M$ se rapportant à un contrat sur le prix plafond du gaz naturel qui a été comptabilisé selon l'évaluation à la valeur du marché.

Pour la période de 131 jours, la Fiducie a inscrit une perte de couverture de 1,8 M$, constituée d'une perte de 0,2 M$ relative à des effets financiers liés au gaz naturel et d'une perte de 1,6 M$ liée au pétrole brut. Les résultats de couverture du gaz naturel comprennent un gain hors caisse de 0,1 M$. Ces pertes de couverture reflètent le redressement marqué des prix du gaz naturel et du pétrole brut qui a eu lieu au cours du quatrième trimestre.

Focus dispose actuellement de contrats à prix fixe et de tunnels qui lui assurent une protection des prix à l'égard d'environ 54 % de sa production de gaz naturel à un prix de référence de 5,56 $ CA le kpi³. En 2003, les swaps à prix fixe et les tunnels visent environ 46 % de la production de pétrole, au prix de référence de 40,36 $ CA le baril. Le tableau qui suit décrit les effets financiers et les contrats matériels actuellement en place dans le cadre du programme de couverture de la Fiducie.

**CONTRATS FINANCIERS**

| | Quantité quotidienne | Prix du contrat | | Indice des prix | Durée |
|---|---|---|---|---|---|
| Pétrole brut – prix fixe | 700 b | 39,80 $ | CA | WTI | Octobre 2002 à août 2003 |
| | 300 b | 39,80 $ | CA | WTI | Octobre 2002 à août 2003 |
| | 500 b | 41,80 $ | CA | WTI | Septembre 2003 à août 2004 |
| Pétrole brut – tunnels | 500 b | 41,00 $ à 63,00 $ | CA | WTI | Avril 2003 |
| | 500 b | 41,00 $ à 58,85 $ | CA | WTI | Mai 2003 |
| | 500 b | 41,00 $ à 55,35 $ | CA | WTI | Juin 2003 |
| | 500 b | 41,00 $ à 52,70 $ | CA | WTI | Juillet 2003 |
| | 500 b | 41,00 $ à 50,25 $ | CA | WTI | Août 2003 |
| Gaz naturel – prix fixe | 3 000 MBtu | 5,02 $ | CA | Sumas | Octobre 2002 à octobre 2003 |
| | 7 000 MBtu | 5,18 $ | CA | Sumas | Novembre 2002 à octobre 2003 |
| | 12 500 GJ | 4,76 $ | CA | AECO | Octobre 2002 à mars 2003 |
| Gaz naturel – tunnels | 8 420 GJ | 4,75 $ à 4,90 $ | CA | AECO | Avril 2003 à octobre 2003 |
| | 5 000 GJ | 5,56 $ à 6,75 $ | CA | AECO | Avril à octobre 2003 (excluant juillet) |

**CONTRATS MATÉRIELS**

| | Quantité quotidienne | Prix du contrat | | Indice du prix | Durée |
|---|---|---|---|---|---|
| Gaz naturel – prix fixe | 5 000 MBtu | 8,21 $ | CA | Sumas | Novembre 2003 à mars 2004 |

**AUTRES PRODUITS**

En 2002, les autres produits comprennent une somme de 1,6 M$ au titre du traitement du pétrole et du gaz de tiers à nos installations de production ainsi qu'une somme de 0,2 M$ au titre des intérêts débiteurs. En 2002, les produits tirés du traitement ont été supérieurs de 18 % en raison des volumes accrus de pétrole et de gaz de tiers traités aux installations de Kotcho, en Colombie-Britannique. Outre Kotcho, Focus tire des produits de traitement à forfait à nos installations situées dans les zones Sylvan Lake et Golden, en Alberta. À l'heure actuelle, Focus tire des produits d'environ 0,2 M$ par mois du traitement à forfait.

**FRAIS DE PRODUCTION**

Les frais de production de l'exercice se sont élevés à 3,32 $ par bep, en baisse de 14 % par rapport à 2001. Pour la période de 131 jours, les frais de production se sont établis à 3,09 $ par bep. La baisse des frais de production au cours de cette période rend compte de l'augmentation de la proportion du gaz naturel dans la production de la Fiducie.

**CONVENTION DE SERVICES TECHNIQUES**

La Fiducie a conclu avec Storm Energy Ltd. une convention de services techniques aux termes de laquelle la Fiducie verse une somme de 350 000 $ par mois en contrepartie de l'exploitation de l'actif et de services administratifs connexes. Cet arrangement, qui prend fin le 30 juin 2003, est la seule convention transitoire conclue entre Focus Energy Trust et Storm Energy Ltd.

**FRAIS GÉNÉRAUX ET ADMINISTRATIFS**

| (en milliers) | Du 1er janvier au 22 août 2002 | Du 23 août au 31 décembre 2002 | 2002 | 2001 |
|---|---|---|---|---|
| Frais bruts (i) (ii) (iii) | 3 884 $ | 1 106 $ | 4 990 $ | 4 903 $ |
| Recouvrement des frais indirects | (1 649) | (240) | (1 890) | (2 192) |
| Frais généraux et administratifs nets | 2 235 $ | 866 $ | 3 100 $ | 2 711 $ |
| Par bep | 0,78 $ | 0,81 $ | 0,79 $ | 0,73 $ |

(i) Les sommes versées à Storm Energy Ltd. dans le cadre de la convention de services techniques sont présentées séparément dans les états consolidés des résultats et des bénéfices non répartis, et ne sont pas compris dans les frais généraux et administratifs.

(ii) Les frais généraux et administratifs bruts ne tiennent pas compte des frais de 12,7 M$ liés à la réorganisation.

(iii) Les frais généraux et administratifs bruts de la période de 131 jours tenaient compte d'une somme de 0,6 M$ liée au régime de primes des hauts dirigeants mis en œuvre dans le cadre de la réorganisation. La moitié de cette somme est réglée par l'émission de nouvelles parts à un prix correspondant au cours des parts durant les cinq derniers jours de bourse du mois auquel les primes se rapportent.

Aucune somme n'a été capitalisée en 2002 ou en 2001 au titre des frais généraux et administratifs. À partir du 23 août, la Fiducie a engagé des frais généraux et administratifs se rapportant au personnel, aux locaux de bureaux, à l'assurance et au siège social. En 2003, nous augmenterons le personnel et les services afin de remplacer ceux que procure actuellement Storm Energy Ltd. dans le cadre de la convention de services techniques.

**INTÉRÊTS DÉBITEURS ET FRAIS DE FINANCEMENT**

Les intérêts débiteurs ont diminué pour s'établir à 2,5 M$ en 2002, contre 4,2 M$ en 2001, en raison de la baisse des soldes mensuels moyens de la dette et des taux d'intérêt.

Pour la période de 131 jours, les intérêts débiteurs et les frais de financement se sont établis à 0,9 M$, y compris des frais de financement de 0,1 M$ se rapportant à de nouvelles facilités de crédit bancaire. Au 31 décembre 2002, Focus comptait une dette à long terme de 51,8 M$ et des espèces et quasi-espèces de 14,7 M$ se rapportant à des placements à court terme dans une filiale. Ces placements sont arrivés à échéance et ont été affectés à la dette à long terme en 2003. Les emprunts contractés aux termes des facilités de crédit portent intérêt au taux préférentiel bancaire ou aux taux des acceptations bancaires canadiennes majorés d'une commission d'acceptation bancaire.

**ÉPUISEMENT, AMORTISSEMENT ET PROVISION POUR RESTAURATION ET ABANDON DES LIEUX**

En 2002, la provision pour épuisement et amortissement s'est élevée à 26,7 M$, soit 6,83 $ par bep, contre 21,0 M$, soit 5,66 $ par bep, en 2001. Cette hausse reflète les dépenses en immobilisations réelles de 2002 et la mise à jour des estimations des réserves prouvées et des dépenses en immobilisations futures. Le taux d'épuisement et d'amortissement, pour la Fiducie, s'est élevé à 7,62 $ par bep au quatrième trimestre de 2002. Ce taux reflète les propriétés et installations pétrolifères et gazéifères appartenant expressément à la Fiducie et tient compte des résultats du rapport indépendant sur les réserves daté du 31 décembre 2002. Le taux d'épuisement et d'amortissement comprend une somme de 28,5 M$ au titre d'investissements de capitaux futurs relatifs aux réserves prouvées indiquées dans le rapport sur les réserves.

En 2002, la provision pour restauration et abandon des lieux s'est élevée à 2,2 M$, soit 0,31 $ par bep, par rapport à 0,39 $ par bep en 2001. Au quatrième trimestre de 2002, le taux s'est établi à 0,19 $ par bep en ce qui a trait aux propriétés et installations pétrolifères et gazéifères conservées par la Fiducie.

**IMPÔTS SUR LES BÉNÉFICES ET AUTRES IMPÔTS ET TAXES**

| (en milliers) | Du 1er janvier au 22 août 2002 | Du 23 août au 31 décembre 2002 | **2002** | 2001 |
|---|---|---|---|---|
| Impôts futurs | 6 644 $ | 30 $ | **6 673 $** | 23 091 $ |
| Impôt actuel et impôt des grandes sociétés | 1 775 | 276 | **2 052** | 413 |
| Impôt sur les bénéfices et autres impôts et taxes | 8 419 $ | 306 $ | **8 725 $** | 23 504 $ |

Au 31 décembre 2002, une charge de 42,6 M$ au titre des impôts futurs était inscrite au bilan. Conformément à la structure de la Fiducie, des paiements sont faits entre FET et la Fiducie en vue de transférer le bénéfice et les charges fiscales futures de FET à chaque porteur de parts. La direction est ainsi d'avis que les paiements de FET par l'entremise de la Fiducie auront pour effet de réduire grandement ou d'éliminer les impôts futurs. Ces paiements au cours d'une période donnée réduisent les charges fiscales futures inscrites précédemment par FET et sont constatés à titre de recouvrement des impôts sur les bénéfices au cours de la période durant laquelle ils sont versés.

Au 31 décembre 2002, la Fiducie disposait de comptes de ressources naturelles de 9,6 M$, qui serviront à réduire la tranche imposable des distributions en espèces futures. FET et sa filiale disposent de comptes de ressources naturelles d'environ 30 M$, qui serviront à réduire les impôts futurs de l'entité juridique.

**FRAIS DE RÉORGANISATION**

La Fiducie a engagé des frais de réorganisation de 12,7 M$, dont une tranche de 9,6 M$ se rapporte à l'annulation d'options d'achat d'actions et une tranche de 3,1 M$, à des frais de consultation et à d'autres frais liés à des services professionnels.

**DÉPENSES EN IMMOBILISATIONS**

| (en milliers) | Du 1er janvier au 22 août 2002 | Du 23 août au 31 décembre 2002 | **2002** | 2001 |
|---|---|---|---|---|
| Terrains | 1 188 $ | 31 $ | **1 219 $** | 4 672 $ |
| Données sismiques | 1 032 | – | **1 032** | 3 397 |
| Forage et achèvement | 22 301 | 1 675 | **23 976** | 29 502 |
| Total des frais d'exploration et de mise en valeur | 24 521 | 1 706 | **26 227** | 37 571 |
| Installations, matériel et reconditionnements | 12 025 | 1 821 | **13 846** | 27 306 |
| Acquisition(i) | – | 605 | **605** | 825 |
| Aliénations | – | – | **–** | (1 408) |
| Frais d'exploitation nets | 36 546 | 4 132 | **40 678** | 64 294 |
| Stocks sur le terrain | (681) | – | **(681)** | 1 292 |
| Élément d'actif lié à l'administration | 128 | 16 | **144** | 166 |
| Dépenses en immobilisations nettes | 35 992 $ | 4 148 $ | **40 140 $** | 65 751 $ |

(i) Prise en charge d'une redevance dérogatoire brute existante en 2002.

Les dépenses en immobilisations de 36,5 M$ pour la période allant du 1er janvier au 22 août 2002 reflètent les activités de croissance d'une société d'exploration et de production active. Au cours de cette période, Storm Energy Inc. a foré 31 puits bruts. Cette ampleur et ce type d'activités se comparent aux activités du programme de dépenses en immobilisations de 2001.

Au cours des 131 premiers jours d'existence de Focus, les dépenses en immobilisations se sont élevées à 4,1 M$. Nous avons entrepris le programme de mise en valeur de la saison hivernale à Tommy Lakes, dans le nord-est de la Colombie-Britannique, y compris le forage de cinq nouveaux puits de gaz (2,5 puits nets) et la refracturation de 4 puits de gaz existants. Nous avons également raccordé un puits de gaz existant à Pouce Coupe, participé au forage de deux puits de pétrole à Ogston (0,2 puits net) et pris en charge une redevance dérogatoire brute existante.

**ABANDON ET REMISE EN ÉTAT DES LIEUX**

Nous gérons activement nos risques liés à l'environnement et à l'abandon et à la remise en état des emplacements des puits et des installations. Les activités de Focus sur le terrain sont généralement d'une nature nouvelle, concentrées dans quelques zones d'exploitation et ne comportent pas un grand nombre de puits fermés. Nous exerçons nos activités de façon à réduire au minimum les risques et les incidences sur l'environnement. Les employés de la Fiducie et des tiers procèdent régulièrement à des examens des puits et des installations.

La Fiducie a établi un fonds de remise en état en vue de financer les obligations futures estimatives en matière d'environnement et de remise en état. Le financement lié à l'exploitation de la Fiducie, d'environ 0,2 M$ pour la période allant du 23 août au 31 décembre 2002, s'est fait au premier trimestre de 2003.

**STRUCTURE DU CAPITAL ET RESSOURCES FINANCIÈRES**

Au 31 décembre 2002, la Fiducie disposait d'un fonds de roulement de 15,3 M$, par rapport à une insuffisance de fonds de roulement de 11,0 M$ au 31 décembre 2001. Au 31 décembre 2002, le fonds de roulement comprenait des fonds en dépôt à court terme de 14,7 M$ détenus par une filiale. Ces placements sont venus à échéance et les espèces ont été affectées à la dette à long terme au début de 2003. Cette hausse du fonds de roulement d'une période à l'autre est attribuable à ces fonds à court terme ainsi qu'à la réduction du programme de dépenses en immobilisations par rapport à celui d'une société d'exploration active.

Au 31 décembre 2002, l'encours total de la dette s'établissait à 51,8 M$. Focus dispose d'une facilité de crédit à terme renouvelable de 70,0 M$ auprès d'une institution financière canadienne, garantie par les propriétés pétrolifères et gazéifères de la Fiducie. La facilité de crédit actuelle est renouvelable jusqu'au 31 mai 2003. Avant cette date, le prêteur achèvera l'examen annuel de solvabilité relatif à la prolongation de la facilité renouvelable.

Au 31 décembre 2002, la dette à long terme, déduction faite du fonds de roulement, s'établissait à 36,5 M$, contre 41,2 M$ au 23 août 2002, date d'établissement de la Fiducie. La réduction de 4,7 M$ de la dette nette au cours de cette période est attribuable aux facteurs suivants :

- La politique de distribution tient compte du nombre de parts qui seraient émises au moment de la conversion des actions échangeables. Toutefois, les porteurs d'actions échangeables ne reçoivent pas de distributions en espèces mensuelles et la Fiducie conserve les espèces. Pour la période de 131 jours, ces espèces ont totalisé environ 3,2 M$ et ont servi à réduire la dette à long terme.
- La dette nette a reculé de 1,0 M$ en raison de l'acquisition d'actions échangeables par trois hauts dirigeants de la Fiducie dans le cadre de la réorganisation. Ces actions échangeables étaient assorties d'une période de détention de un an au moment de leur émission.
- Le financement des dépenses en immobilisations à partir des rentrées de fonds non réparties s'est élevé à 4,6 M$, et les dépenses en immobilisations réelles se sont établies à 4,1 M$. Les rentrées de fonds de 0,5 M$ en excédent des dépenses en immobilisations réelles ont servi à réduire la dette nette.

En 2003, Focus a la possibilité d'investir une somme correspondant à 20 % des rentrées de fonds relativement à du forage de développement et à l'intensification de la production en vue de soutenir les niveaux de production. Focus prévoit financer ce programme de dépenses en immobilisations de 12 M$ au moyen de rentrées de fonds et d'emprunts. Les dépenses en immobilisations, y compris les acquisitions, en excédent de cette somme seront financées au moyen de rentrées de fonds, d'emprunts et de l'émission de nouvelles parts.

En 2003, la Fiducie tirera avantage du fait qu'elle conserve les espèces qui ne sont pas versées aux porteurs d'actions échangeables, ceux-ci ne recevant pas de distributions en espèces mensuelles. À l'heure actuelle, 5 490 168 actions échangeables sont en circulation; toutefois, leur conversion en parts est à la seule discrétion de leurs porteurs.

**STRUCTURE DU CAPITAL**

| (en milliers de dollars, sauf les données par unité et les pourcentages) | 31 décembre 2002 | 31 décembre 2001 |
|---|---|---|
| Dette à long terme | 51 801 $ | 55 009 $ |
| Moins : fonds de roulement (insuffisance) | 15 267 | (10 981) |
| Dette nette | 36 534 $ | 65 990 $ |
| Parts en circulation et pouvant être émises contre des actions échangeables | 28 966 | 27 782 |
| Cours au 31 décembre | 10,15 $ | 9,50 $ |
| Capitalisation boursière | 294 005 $ | 263 929 $ |
| Total de la structure du capital | 330 539 $ | 329 919 $ |
| Dette nette en pourcentage du total de la structure du capital | 11 % | 20 % |
| Rentrées de fonds(i) | 52 946 $ | 77 707 $ |
| Dette nette par rapport au rentrées de fonds(i) | 0,69 | 0,85 |

(i) Les chiffres au 31 décembre 2002 sont fondés sur les rentrées de fonds de la Fiducie, annualisées pour le période de 131 jours.

**AVOIR DES PORTEURS DE PARTS**

Au 31 décembre 2002, la structure du capital de Focus totalisait 330,5 M$, soit environ le même montant qu'au 31 décembre 2001; toutefois, le 23 août 2002, la réorganisation a fait en sorte que les actionnaires ont reçu des actions de la nouvelle société d'exploration.

Les parts de Focus et les actions échangeables de FET ont commencé à être négociées à la Bourse de Toronto le 29 août 2002. Les parts se sont négociées dans une fourchette de 9,75 $ à 10,65 $, le volume quotidien moyen s'établissant à 178 081 au 31 décembre. Les actions échangeables se sont négociées dans une fourchette de 9,43 $ à 10,94 $, le volume quotidien moyen s'établissant à 2 755 au 31 décembre.

Focus a mis sur pied un régime de droits d'achat de parts de fiducie dans le cadre du programme incitatif à long terme global de la Fiducie à l'intention de la direction. Le prix d'octroi des droits aux termes du régime correspond au cours de clôture moyen pondéré des parts de fiducie au cours des cinq jours de bourse précédents. Le prix d'exercice par droit est calculé en déduisant du prix d'octroi le total de toutes les distributions par part faites par la Fiducie après la date d'octroi qui représentent un rendement supérieur à 0,833 % du coût des immobilisations comptabilisé par la Fiducie, déduction faite de l'épuisement et de l'amortissement et de toute charge fiscale future liée à ces immobilisations à la fin de chaque mois. Dans la mesure où ces critères sont remplis, le montant complet des distributions est déduit du prix d'octroi. Les droits ont une durée de cinq ans et deviennent acquis à leur titulaire en parts égales sur une période de quatre ans commençant au premier anniversaire de l'octroi.

Pour la période de 131 jours, un nombre total de 320 000 droits ont été émis aux employés et aux administrateurs à un prix d'octroi moyen de 9,68 $. Au 31 décembre 2002, le prix d'exercice rajusté moyen s'élevait à 9,39 $, aucun droit n'était acquis et la valeur en jeu des droits non acquis était de 242 800 $. Après le 31 décembre 2002, 40 000 autres droits ont été émis à un prix d'octroi de 10,87 $.

**DISTRIBUTIONS EN ESPÈCES**

**Politique en matière de distributions**

La politique en matière de distributions prévoit la retenue d'environ 15 % des rentrées de fonds aux fins du financement des dépenses en immobilisations en vue d'assurer la durabilité des distributions à long terme. Par conséquent, le programme de dépenses en immobilisations devant être mis en œuvre est financé dans une proportion de 75 % par les rentrées de fonds non réparties et de 25 % par les emprunts. Si le prix des marchandises est plus élevé que prévu et qu'il y a un excédent de trésorerie au cours d'un trimestre donné, le surplus pourrait servir à accroître les distributions, à réduire la dette et à augmenter le programme de dépenses en immobilisations.

Focus Energy Trust annonce sa politique en matière de distributions trimestriellement et les distributions sont versées mensuellement. Le conseil d'administration détermine le montant réel des distributions en espèces, lequel est tributaire du prix des marchandises, des niveaux de production et du montant des dépenses en immobilisations devant être financées par les rentrées de fonds.

Les actions échangeables de FET sont convertibles en parts de la Fiducie selon le ratio d'échange, qui est rajusté mensuellement afin de tenir compte de la distribution versée sur les parts. Aucune distribution en espèces n'est versée sur les actions échangeables et les rentrées de fonds liées aux actions échangeables sont conservées par la Fiducie, qui les affecte à la réduction de la dette ou à l'augmentation des dépenses en immobilisations.

**Distributions en espèces relatives à la production de 2002**

Des distributions en espèces de 0,44 $ par part ont été déclarées et versées relativement à la production de la Fiducie pour la période de 131 jours. De cette somme, une tranche de 0,33 $ par part a été versée en 2002, et le solde de 0,11 $ par part, le 15 janvier 2003. Les états financiers consolidés au 31 décembre 2002 comprennent une somme supplémentaire de 0,043 $ par part payable aux porteurs de parts relativement au bénéfice de 2002 revenant à la Fiducie. La somme payable aux porteurs de parts a été réglée après la fin de l'exercice dans le cadre des distributions en espèces régulières versées par la Fiducie le 15 janvier 2003 et le 17 février 2003.

Les rentrées de fonds liées à l'exploitation se sont élevées à 19,0 M$, soit 0,66 $ par part, au cours de la période de 131 jours. Les distributions en espèces versées ou à verser pour 2002 se sont élevées à 0,483 $ par part, soit 73 % des rentrées de fonds, par part.

La politique en matière de distributions de 2002 a été annoncée le 27 août 2002, au moment de l'établissement de Focus. Les prix des marchandises se sont considérablement redressés de septembre à décembre 2002. Les excédents de trésorerie accumulés en 2002 peuvent servir à accroître les distributions, à réduire la dette et à augmenter le programme de dépenses en immobilisations au cours de 2003.

**Distributions en espèces relatives à la production de 2003**

La politique en matière de distributions pour le premier trimestre de 2003, annoncée le 10 janvier 2003, fixe à 0,135 $ par part les distributions mensuelles à l'égard de la production de janvier, de février et de mars, ce qui représente une distribution de base de 0,125 $ par part, majorée d'une somme additionnelle de 0,01 $ par mois pour tenir compte des prix actuellement élevés des marchandises.

**IMPOSITION DES DISTRIBUTIONS EN ESPÈCES**

Chaque année, le bénéfice net de la Fiducie doit être calculé selon la méthode de la comptabilité d'exercice, et non selon la méthode de la comptabilité de caisse. Le bénéfice net comprend tous les intérêts créditeurs provenant de FET et tous les autres produits que la Fiducie doit comptabiliser à la fin de l'exercice. Aux termes de l'acte de fiducie, le bénéfice net annuel de la Fiducie est versé ou à verser aux porteurs de parts au moyen de distributions en espèces.

Le bénéfice imposable de la Fiducie comprend une déduction relative à la répartition du bénéfice imposable aux porteurs de parts, lequel est versé ou à verser au cours de l'exercice, ainsi qu'une déduction relative aux comptes de ressources naturelles maintenus à l'échelon de la Fiducie. L'acte de fiducie prévoit qu'une somme au moins égale au bénéfice imposable de la Fiducie doit être versée ou à verser chaque année aux porteurs de parts dans le but de ramener le bénéfice imposable de la Fiducie à zéro. Ce bénéfice imposable est attribué aux porteurs de parts. Tout bénéfice imposable se rapportant à une somme à verser est attribué aux porteurs de parts inscrits à la fin de l'exercice, et chaque porteur de part reçoit une part proportionnelle de cette somme à verser.

Le bénéfice imposable attribué aux porteurs de parts pour 2002 correspond aux distributions en espèces reçues, et les porteurs de parts inscrits au 31 décembre 2002 reçoivent une somme supplémentaire de 0,153 $ par part à l'égard des distributions payables au 31 décembre 2002. Le bénéfice imposable de 0,153 $ par part versé aux porteurs de parts inscrits le 31 décembre 2002 fait partie de la répartition du bénéfice imposable de 2002 et n'est pas compris dans la répartition du bénéfice imposable de 2003. Comme le montant du bénéfice imposable attribué aux porteurs de parts pour 2002 est supérieur aux distributions en espèces réelles reçues par les porteurs de parts en 2002, les distributions en espèces ne comprennent aucun remboursement de capital.

En 2003, Focus estime que la totalité des distributions en espèces sera imposable à titre de produits tirés des propriétés.

**ÉVALUATION DES RISQUES LIÉS AUX ACTIVITÉS**

Les risques principaux suivants sont inhérents aux activités de la Fiducie :

- le risque d'exploitation lié à la production de pétrole et de gaz naturel;
- le risque lié aux réserves à l'égard de la quantité et de la qualité des réserves récupérables;
- le risque lié au marché relatif à l'accessibilité des systèmes de transport pour acheminer le produit sur le marché;
- le risque lié aux marchandises du fait que le prix du pétrole brut et du gaz naturel fluctue selon les mouvements du marché;
- le risque financier, tel que le cours du change entre le dollar canadien et le dollar américain, les taux d'intérêt et les obligations découlant du service de la dette;
- le risque en matière d'environnement et de sécurité lié à l'exploitation des puits et aux installations de production;
- la modification des lois sur les redevances gouvernementales, des lois de l'impôt et des programmes incitatifs se rapportant au secteur pétrolier et gazier.

Focus tente d'atténuer ces risques de la façon suivante :

- en faisant l'acquisition de propriétés dont le potentiel est connu afin de réduire les incertitudes sur le plan technique;
- en faisant l'acquisition de réserves de longue durée dans le but d'assurer une production plus stable et de réduire les risques économiques liés aux cycles des prix des marchandises;
- en maintenant une structure à faible coût afin de maximiser les revenus nets tirés des produits et de réduire l'incidence des cycles des prix des marchandises;
- en diversifiant les propriétés afin d'atténuer les risques liés à chaque propriété et à chaque puits;
- en maintenant une composition des produits qui permet de contrebalancer le risque lié aux prix des marchandises;
- en examinant rigoureusement toutes les acquisitions de propriétés;
- en surveillant les tendances observées à l'égard des prix et en élaborant un ensemble de contrats visant la commercialisation des produits auprès de contreparties solvables;
- en maintenant un programme de couverture afin de couvrir les prix des marchandises et les cours du change relativement aux contrats conclus avec des contreparties solvables;
- en recrutant des tiers exploitants solides à l'égard des propriétés dont elle n'est pas l'exploitante;
- en se conformant au programme de sécurité de la Fiducie et en se tenant au courant des meilleures pratiques actuelles en matière d'exploitation;
- en souscrivant une assurance pour couvrir les pertes et les interruptions des activités;
- en constituant des ressources liquides afin de financer les frais d'abandon et de remise en état des lieux futurs.

**SYSTÈMES DE GESTION ET DE PRÉSENTATION DE L'INFORMATION FINANCIÈRE**

La convention de services techniques conclue avec Storm Energy Ltd. prévoit la prestation de services liés à l'administration des systèmes financiers et d'exploitation de la Fiducie jusqu'au 30 juin 2003. Les systèmes utilisés à l'égard de ces services sont essentiellement les mêmes que ceux de la société devancière, Storm Energy Inc. La Fiducie se fonde sur ces systèmes qui, selon la direction, procurent des informations précises, en temps opportun.

Les systèmes d'information de gestion et de contrôle interne de la Fiducie sont conçus dans le but de fournir l'assurance que des renseignements internes et externes précis sont communiqués en temps voulu aux utilisateurs. Ces systèmes font continuellement l'objet d'examens visant à déceler les possibilités d'amélioration.

**INCIDENCE DES NOUVELLES PRISES DE POSITION**

En novembre 2002, l'Institut Canadien des Comptables Agréés (l'« ICCA ») a modifié la date d'entrée en vigueur de sa note d'orientation concernant la comptabilité portant sur les relations de couverture, qui a été publiée à l'origine en novembre 2001. La note d'orientation établit certaines conditions dans le cadre desquelles la comptabilité de couverture peut être appliquée et qui prennent effet pour les exercices ouverts à compter du 1er juillet 2003. Cette note d'orientation n'aura pas une incidence importante sur la situation financière ou les résultats d'exploitation de la Fiducie.

En décembre 2002, l'ICCA a publié une nouvelle norme portant sur la comptabilisation des obligations liées à la mise hors service d'immobilisations. Cette norme exige la constatation d'une charge à l'égard des obligations futures liées à la mise hors service d'immobilisations corporelles. Ces obligations sont évaluées initialement à la juste valeur, qui correspond à la valeur future actualisée de la charge. La juste valeur est capitalisée comme faisant partie du coût du bien connexe et est amortie dans

l'état des résultats sur sa durée de vie utile. La charge s'accroît jusqu'à la date du règlement prévu des obligations liées à la mise hors service. La nouvelle norme entre en vigueur pour tous les exercices ouverts à compter du 1er janvier 2004, mais son adoption précoce est encouragée. L'effet de cette nouvelle norme sur les états financiers consolidés n'a pas été établi.

D'autres normes comptables publiées par l'ICCA au cours de l'exercice terminé le 31 décembre 2002 ne devraient pas avoir de répercussions sur la Fiducie à ce moment-ci.

**INFORMATIONS TRIMESTRIELLES**

| Trimestre terminé (en milliers de dollars, sauf les données par part) | | **31 déc. 2002** | **30 sept. 2002** | **30 juin 2002** | **31 mars 2002** | 31 déc. 2001 | 30 sept. 2001 | 30 juin 2001 | 31 mars 2001 |
|---|---|---|---|---|---|---|---|---|---|
| Produits tirés de la production | | **24 445 $** | **25 869 $** | **35 877 $** | **28 403 $** | 26 932 $ | 29 768 $ | 37 894 $ | 39 434 $ |
| Bénéfice net | | **8 584 $** | **(4 885 $)** | **8 713 $** | **6 793 $** | 7 270 $ | 6 130 $ | 9 486 $ | 9 256 $ |
| Par part | – de base | **0,30 $** | **(0,17 $)** | **0,31 $** | **0,24 $** | 0,26 $ | 0,22 $ | 0,34 $ | 0,34 $ |
| | – dilué | **0,30 $** | **(0,17 $)** | **0,30 $** | **0,24 $** | 0,26 $ | 0,21 $ | 0,34 $ | 0,32 $ |

**PERSPECTIVES**

Les résultats d'exploitation et la situation financière de la Fiducie seront tributaires des prix réalisés à l'égard de la production de pétrole et de gaz naturel. Le prix du pétrole et du gaz naturel, qui a fluctué grandement au cours des derniers exercices, est fonction de l'offre et de la demande, y compris de la température et de la conjoncture économique en général de même que des conditions prédominant dans d'autres régions productrices de pétrole et de gaz naturel.

Le programme de dépenses en immobilisations de 2003 de la Fiducie, qui s'élève à 12,0 M$, sera financé par les rentrées de fonds à l'égard d'une tranche de 9,0 M$ et par les emprunts à l'égard du reste. Si le programme de dépenses en immobilisations de la Fiducie se déroule avec succès, la production de 2003 devrait s'établir en moyenne à 8 400 bep/j.

Le tableau qui suit illustre l'incidence annuelle éventuelle sur les rentrées de fonds de la Fiducie (avant les opérations de couverture) de changements dans le contexte commercial ou dans les activités, selon les résultats du quatrième trimestre de 2002.

| | | Variation des rentrées de fonds | |
|---|---|---|---|
| | Variation | en milliers de dollars | en dollars par part |
| **Contexte commercial** | | | |
| Prix par baril de pétrole brut ($ US WTI) | 1,00 $ | 1 191 | 0,04 |
| Prix par kpi³ de gaz naturel ($ CA AECO) | 0,10 $ | 873 | 0,03 |
| Cours du change US/CA | 0,01 $ | 214 | 0,01 |
| Taux d'intérêt sur la dette | 1 % | 397 | 0,01 |
| **Activités** | | | |
| Production de pétrole – b/j | 100 | 1 123 | 0,04 |
| Production de gaz – kpi³/j | 600 | 809 | 0,03 |
| Frais d'exploitation (en dollars par bep) | 0,25 $ | 749 | 0,03 |
| Frais généraux et administratifs (en dollars par bep) | 0,10 $ | 300 | 0,01 |

(i) Selon les volumes de production quotidiens moyens du quatrième trimestre de 2 469 b/j de pétrole, de 32 911 kpi³/j de gaz naturel et de 464 b/j de LGN, des redevances nettes moyennes de 24,8 % et un prix des LGN équivalant à 84,3 % du prix du pétrole brut.
(ii) Selon le nombre total de 29,0 millions de parts de fiducie en circulation au 31 décembre 2002.
(iii) Selon la dette moyenne du quatrième trimestre, déduction faite d'espèces de 39,7 M$.

La Fiducie évalue de façon continue les acquisitions éventuelles, et son plan d'affaires pourrait donner lieu à de multiples acquisitions au cours d'un exercice. Comme les acquisitions dans le secteur de l'énergie se font selon un processus de soumission, nous ne pouvons prédire si la Fiducie procédera à des acquisitions à l'avenir. Les acquisitions qu'effectuera la Fiducie auront des répercussions sur le contexte commercial sous-jacent de la Fiducie, sur le nombre de parts en circulation et sur les sensibilités présentées ci-dessus.

Focus s'est engagée à accroître la valeur à long terme de la Fiducie pour les porteurs de parts. Cet engagement se fonde sur les buts suivants :

- maximiser la valeur de l'actif existant;
- recruter et garder à son service l'équipe la plus en mesure de créer une valeur au sein du secteur;
- investir dans les nouvelles occasions de créer une valeur;
- conclure des acquisitions qui sont stratégiques et porteuses de valeur;
- protéger les marges et améliorer la rentabilité;
- favoriser la valeur grâce au savoir-faire et au contrôle en matière d'exploitation ;
- maintenir une flexibilité et une solidité financières.

## Management's Responsibility

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management's opinion, the consolidated financial statements are in accordance with Canadian generally accepted accounting principles and have been prepared within acceptable limits of materiality.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Where estimates are used in the preparation of these financial statements, management has ensured that careful judgement has been made and that these estimates are reasonable, based on all information known at the time the estimates are made.

Independent auditors appointed by the Trustee have examined and expressed their opinion on the consolidated financial statements of the Trust. The Audit Committee, consisting of independent directors of FET Resources Ltd., has reviewed these consolidated financial statements with management and the auditors, and has recommended them to the Board of Directors for approval. The Board has approved the consolidated financial statements of the Trust.

Derek W. Evans
President and Chief Executive Officer
February 28, 2003

William D. Ostlund
Vice President, Finance and Chief Financial Officer

## Auditors' Report

To the Unitholders of Focus Energy Trust:

We have audited the consolidated balance sheets of Focus Energy Trust as at December 31, 2002 and 2001 and the consolidated statements of income and accumulated income and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Calgary, Alberta
February 28, 2003

DELOITTE & TOUCHE LLP
*Chartered Accountants*

# Consolidated Balance Sheets

| | December 31, 2002 (Notes 1 and 3) | December 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | **$ 14,705,034** | $ – |
| Accounts receivable [note 12] | **24,485,558** | 11,547,637 |
| Prepaid expenses | **1,081,605** | 1,327,909 |
| | **40,272,197** | 12,875,546 |
| **Capital assets** [note 4] | **158,299,726** | 195,006,440 |
| | **$ 198,571,923** | $ 207,881,986 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities [note 12] | **$ 19,805,189** | $ 23,856,894 |
| Cash distributions payable [note 8] | **3,846,991** | – |
| Commodity contract [note 9] | **1,353,067** | – |
| | **25,005,247** | 23,856,894 |
| **Long-term debt** [note 5] | **51,801,000** | 55,008,909 |
| **Provision for site restoration and abandonment** [note 4] | **2,343,734** | 2,192,486 |
| **Future income taxes** [note 11] | **42,633,486** | 35,768,729 |
| | **121,783,467** | 116,827,018 |
| **UNITHOLDERS' EQUITY** | | |
| Unitholders' capital [note 6] | **33,908,902** | 39,378,878 |
| Exchangeable shares [note 6] | **9,628,379** | – |
| Accumulated income | **44,348,355** | 51,676,090 |
| Accumulated cash distributions | **(11,097,180)** | – |
| | **76,788,456** | 91,054,968 |
| | **$ 198,571,923** | $ 207,881,986 |

*See Notes to Consolidated Financial Statements*

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

# Consolidated Statements of Income and Accumulated Income

| | August 23 to December 31, 2002 (Note 1) | Twelve Months Ended, December 31, 2002 (Notes 1 and 3) | Twelve Months Ended, December 31, 2001 |
|---|---|---|---|
| **Revenue** | | | |
| Production income | **$ 33,331,200** | **$ 114,593,548** | $ 134,028,009 |
| Royalties | **(8,735,800)** | **(27,701,176)** | (35,904,841) |
| Other income | **994,339** | **1,751,327** | 1,332,345 |
| | **25,589,739** | **88,643,699** | 99,455,513 |
| **Expenses** | | | |
| Production | **3,282,168** | **12,975,580** | 14,412,026 |
| Technical Services Agreement [note 3] | **1,501,613** | **1,501,613** | – |
| General and administrative | **865,628** | **3,100,384** | 2,710,762 |
| Interest and financing | **849,941** | **2,472,579** | 4,212,735 |
| Depletion and depreciation | **8,393,102** | **26,720,714** | 21,022,066 |
| Provision for site restoration and abandonment | **231,562** | **1,225,926** | 1,451,555 |
| | **15,124,014** | **47,996,796** | 43,809,144 |
| **Income from operations** | **10,465,725** | **40,646,903** | 55,646,369 |
| Reorganization expenses [note 3] | **–** | **(12,717,078)** | – |
| **Income before income and other taxes** | **10,465,725** | **27,929,825** | 55,646,369 |
| **Income and other taxes** [note 11] | | | |
| Future income tax expense | **(29,699)** | **(6,673,206)** | (23,091,202) |
| Current and large corporations tax | **(276,028)** | **(2,051,378)** | (413,411) |
| | **(305,727)** | **(8,724,584)** | (23,504,613) |
| **Net income for the period** | **10,159,998** | **19,205,241** | 32,141,756 |
| **Accumulated income, beginning of period** | **34,188,357** | **51,676,090** | 19,735,338 |
| Purchase cost in excess of stated value of shares redeemed | **–** | **–** | (201,004) |
| Transfer of assets and liabilities pursuant to Plan of Arrangement [note 3] | **–** | **(26,532,976)** | – |
| **Accumulated income, end of period** | **$ 44,348,355** | **$ 44,348,355** | $ 51,676,090 |
| **Net income per Unit** [note 10] | | | |
| Basic | **$ 0.35** | **$ 0.68** | $ 1.16 |
| Diluted | **$ 0.35** | **$ 0.68** | $ 1.13 |

*See Notes to Consolidated Financial Statements*

# Consolidated Statements of Cash Flows

| | August 23 to December 31, 2002 (Note 1) | Twelve Months Ended, December 31, 2002 (Notes 1 and 3) | Twelve Months Ended, December 31, 2001 |
|---|---|---|---|
| **Operating activities** | | | |
| Net income for the period | **$ 10,159,998** | **$ 19,205,241** | $ 32,141,756 |
| Add non-cash items: | | | |
| Non-cash general and administrative expenses | **277,002** | **277,002** | – |
| Unrealized (gain) loss on commodity contract | **(88,933)** | **1,353,067** | – |
| Depletion and depreciation | **8,393,102** | **26,720,714** | 21,022,066 |
| *Provision for site restoration and abandonment* | **231,562** | **1,225,926** | 1,451,555 |
| Future income tax expense | **29,699** | **6,673,206** | 23,091,202 |
| **Cash flow from operations** | **19,002,430** | **55,455,156** | 77,706,579 |
| Actual site restoration paid | **(300)** | **(6,947)** | (3,996) |
| Net change in non-cash working capital items | **(9,623,887)** | **(12,514,656)** | 1,775,205 |
| | **9,378,243** | **42,933,553** | 79,477,788 |
| **Financing activities** | | | |
| Proceeds from exercise of stock options | **–** | **3,019,428** | 790,678 |
| Common shares repurchased | **–** | **–** | (266,428) |
| Issue of Exchangeable Shares | **999,990** | **999,990** | – |
| Increase (decrease) in long term debt | **13,122,905** | **21,084,490** | (16,753,826) |
| Cash distributions | **(7,250,189)** | **(7,250,189)** | – |
| | **6,872,706** | **17,853,719** | (16,229,576) |
| **Investing activities** | | | |
| Capital asset additions | **(4,147,858)** | **(40,139,989)** | (65,751,299) |
| Net change in non-cash working capital items | **2,601,943** | **(5,942,249)** | 2,503,087 |
| | **(1,545,915)** | **(46,082,238)** | (63,248,212) |
| Increase in cash and cash equivalents during the period | **14,705,034** | **14,705,034** | – |
| Cash and cash equivalents, beginning | **–** | **–** | – |
| Cash and cash equivalents, ending | **$ 14,705,034** | **$ 14,705,034** | $ – |
| Cash flow from operations per Unit [note 10] | | | |
| Basic | **$ 0.66** | **$ 1.97** | $ 2.81 |
| Diluted | **$ 0.66** | **$ 1.97** | $ 2.72 |

*See Notes to Consolidated Financial Statements*

# Notes to Consolidated Financial Statements

December 31, 2002 and 2001

**NOTE 1 STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION**

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a wholly-owned subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

Prior to the implementation of the Plan of Arrangement on August 23, 2002, the consolidated financial statements included the accounts of the Storm Energy Inc. and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc. Results of operations from August 23, 2002 (date of commencement of the Trust operations) to December 31, 2002 are provided in the statements of income and cash flows. *The consolidated financial statements of Focus Energy Trust include the accounts of the Trust, its subsidiaries* (the Company and FET Gas Production Ltd.), and its share of a partnership. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and, except as outlined below, are consistent with the accounting policies set out in the 2001 Annual Report of Storm Energy Inc.

**NOTE 2 SUMMARY OF ACCOUNTING POLICIES**

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for site restoration and abandonment are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

b) Petroleum and Natural Gas Properties and Equipment

The Trust follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of acquiring petroleum and natural gas properties and related development costs, whether productive or unproductive, are capitalized and accumulated in one Canadian cost centre. Such costs include acquisition, drilling, geological, geophysical, and equipment costs and overhead expenses related to the properties and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined in the period that proved reserves are attributable to the properties or impairment has occurred. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the properties and equipment are capitalized. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of equipment are provided for using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. Production and reserves of natural gas are converted to equivalent barrels of crude oil based

on the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties, plus provision for future development costs of proved undeveloped reserves.

c) Ceiling Test

The Trust places a limit on the aggregate carrying value of petroleum and natural gas properties and equipment, which may be amortized against revenues of future periods (the "ceiling test"). The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion and depreciation, future site restoration and abandonment and future income tax liabilities are limited to an amount equal to the estimated undiscounted future net revenues from proved reserves less estimated recurring general and administrative expenses, future site reclamation and abandonment costs, future financing costs and income taxes.

*d) Provision for Site Restoration and Abandonment*

Provisions for future site restoration and abandonment are calculated on the unit-of-production basis over the life of the oil and gas properties based on total estimated proved reserves. The estimate includes the cost of equipment removal and environmental clean up in accordance with current cost, anticipated methods, existing legislation and industry practice. Actual expenditures are charged against the liability as incurred.

e) Financial Instruments

The Trust uses financial instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. Gains and losses on contracts which constitute effective hedges are recognized in production income at the time of sale of the related production. Unhedged commodity contracts are recorded on a mark-to-market basis at the balance sheet date with the resulting gains or losses being taken into income in the period.

The fair values of short term financial instruments, being accounts receivable, accounts payable, accrued liabilities and cash distributions payable approximate their carrying values. The fair value of long term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

f) Income Taxes

Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Unitholders. As the Trust allocates all of its taxable income to the Unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust which result in the transferring of taxable income from the Company to individual Unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

g) Unit-Based Compensation Plan

The Trust has a unit-based compensation plan for employees, directors and consultants of the Trust and its subsidiaries. Compensation cost is measured based on the intrinsic value of the award at the date of the grant and is recognized over the vesting period. Any consideration received by the Trust on exercise of the unit rights is credited to unitholders' capital. See Note 7 for a description of the plan and pro-forma disclosure of the associated compensation cost.

h) Per Unit Amounts

Net income and cash flow from operations per Unit are calculated using the weighted average number of Units (or common shares to August 23, 2002) outstanding during the year, including the weighted average number of Exchangeable Shares outstanding converted at the exchange ratio at the end of each month. Diluted net income and cash flow from operations per Unit are calculated using the treasury stock method to determine the dilutive effect of unit based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" Trust Unit rights are used to repurchase Units at the average market rate during the period.

i) Revenue Recognition

Revenue associated with sales of crude oil, natural gas, and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

j) Joint Operations

Certain of the Trust's exploration and production activities are conducted jointly with others through unincorporated joint ventures. The accounts of the Trust reflect its proportionate interest in such activities.

k) Cash and Cash Equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of funds on deposit for various terms. Cash and cash equivalents are stated at cost which approximates fair value.

l) Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

**NOTE 3 TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT**

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd. certain assets, being producing and exploratory oil and gas properties, administrative assets and working capital, and an allocation of long term debt. As this was a related party transaction, assets and liabilities were transferred at book value. The values at December 31, 2002 include the adjustment of previous estimates. Details are as follows:

| | |
|---|---|
| Petroleum and natural gas properties and equipment | **$ 49,739,821** |
| Office furniture and equipment | **348,714** |
| Leasehold improvements | **37,454** |
| Net working capital | **1,575,566** |
| Future income tax asset | **191,551** |
| Total assets transferred | **51,893,106** |
| Long term debt | **24,292,399** |
| Provision for site restoration and abandonment | **1,067,731** |
| Net assets transferred and reduction in retained earnings | **$ 26,532,976** |

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

## NOTE 4 CAPITAL ASSETS

| | **2002** | 2001 |
|---|---|---|
| Capital assets, at cost | **$ 247,682,796** | $ 257,668,796 |
| Accumulated depletion and depreciation | **(89,383,070)** | (62,662,356) |
| Capital assets, net | **$ 158,299,726** | $ 195,006,440 |

The calculation of depletion and depreciation in 2002 included an estimate of $28.5 million (2001 – $10.7 million) for future development costs associated with proved undeveloped reserves. Unproved property costs of $nil (2001 – $6.6 million) were excluded from the depletion calculation.

The ceiling test calculation as at December 31, 2002 indicated that the net recoverable amount from proved reserves exceeded the net carrying value of the petroleum and natural gas properties and equipment. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value. The prices used for the ceiling test were based on the corporate average prices for the month of December 2002, being $44.98 per barrel of crude oil, $5.56 per mcf of natural gas, and $38.04 per barrel of natural gas liquids.

As at December 31, 2002, the Trust's estimated future site restoration and abandonment costs to be accrued over the life of the remaining proved reserves is $6,885,000. Of this amount, $2,343,734 has been accrued as an accumulated liability on the consolidated balance sheet as at December 31, 2002.

## NOTE 5 LONG TERM DEBT

The Company has a revolving term credit facility with a Canadian financial institution. The Company has $70 million (2001 – $90 million) available under this facility. Advances bear interest at the bank's prime rate. The facility is subject to an annual review by the bank and if certain conditions are not met the facility becomes a two year term loan with the first repayment due within 366 days. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

## NOTE 6 UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Pursuant to the Plan of Arrangement, 20,884,039 Trust Units and 7,706,263 Exchangeable Shares were issued on August 23, 2002 upon the cancellation of all outstanding common shares of Storm Energy Inc. and 145,984 Exchangeable Shares were purchased by three executive officers of the Trust.

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture.

| **Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)** | Number of Units | Consideration |
|---|---|---|
| Trust Units outstanding *(see (a) below)* | 22,804,905 | $ 33,908,902 |
| Trust Units issuable on conversion of Exchangeable Shares(i) *(see (b) below)* | 6,160,621 | 9,628,379 |
| Balance as at December 31, 2002 | 28,965,526 | $ 43,537,281 |

(i) The exchange ratio at December 31, 2002 was 1.03291 Trust Units for each Exchangeable Share.

| **(a) Trust Units of Focus Energy Trust** | Number of Units | Consideration |
|---|---|---|
| Issued pursuant to Plan of Arrangement(i) | 20,884,039 | $ 30,970,217 |
| Issued on conversion of Exchangeable Shares(ii) | 1,907,393 | 2,799,700 |
| Issued pursuant to the Executive Bonus Plan(iii) | 13,473 | 138,985 |
| Balance as at December 31, 2002 | 22,804,905 | $ 33,908,902 |

(i) Issued August 23, 2002 pursuant to the Plan of Arrangement and recorded at the book value of the Storm Energy Inc. common shares.
(ii) Issued on conversion of Exchangeable Shares with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.
(iii) Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

| (b) Exchangeable Shares of FET Resources Ltd. | Number of Shares | Consideration |
|---|---|---|
| Issued pursuant to Plan of Arrangement[(i)] | 7,706,263 | $ 11,428,089 |
| Issued for cash[(ii)] | 145,984 | 999,990 |
| Exchanged for Trust Units[(iii)] | (1,887,912) | (2,799,700) |
| Balance as at December 31, 2002 | 5,964,335 | $ 9,628,379 |

(i) Issued August 23, 2002 pursuant to the Plan of Arrangement and recorded at the book value of the Storm Energy Inc. common shares.
(ii) Purchase by three executive officers of the Trust pursuant to the Plan of Arrangement.
(iii) Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of August 23 to December 31, 2002, a total of 1,887,912 Exchangeable Shares were converted into 1,907,393 Trust Units at exchange ratios prevailing at the time. The exchange ratio at the time of issuance on August 23, 2002 was one Trust Unit for each Exchangeable Share. At December 31, 2002, the exchange ratio was 1.03291 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

| (c) Common Shares of Storm Energy Inc. | Number of Shares | Consideration |
|---|---|---|
| Balance as at December 31, 2000 | 27,470,334 | $ 38,653,624 |
| Issued upon exercise of stock options | 358,074 | 790,678 |
| Purchased by normal course issuer bid | (46,400) | (65,424) |
| Balance as at December 31, 2001 | 27,782,008 | 39,378,878 |
| Issued upon exercise of stock options | 808,294 | 3,019,428 |
| Balance August 22, 2002 prior to Plan of Arrangement | 28,590,302 | 42,398,306 |
| Trust Units issued | (20,884,039) | (30,970,217) |
| Exchangeable Shares issued | (7,706,263) | (11,428,089) |
| | nil | $ nil |

Pursuant to the Plan of Arrangement, shareholders of Storm Energy Inc. received one Unit in Focus Energy Trust or one Exchangeable share in FET Resources Ltd., and one share in a new public exploration and production company, Storm Energy Ltd., for each common share held.

## NOTE 7 TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Rights Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares.

The initial exercise price of rights granted under the Rights Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

| | Number of Rights | Weighted Average Exercise Price |
|---|---|---|
| Granted | 320,000 | $ 9.68 |
| Reduction of exercise price | | (0.29) |
| Balance as at December 31, 2002 | 320,000 | $ 9.39 |

A summary of the plan as at December 21, 2002 is as follows:

| Exercise Price at Grant Date | Adjusted Exercise Price | Number of Rights Outstanding | Remaining Contractual Life of Right (years) | Number of Rights Exercisable |
|---|---|---|---|---|
| $ 9.62 | $ 9.29 | 280,000 | 4.69 | – |
| $ 10.10 | $ 10.10 | 40,000 | 4.97 | – |
| $ 9.68 | $ 9.39 | 320,000 | 4.73 | – |

Effective for the fiscal year beginning on January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost, if any, over the vesting period. As the exercise price of the rights granted approximates the market price of the Trust Units at the date of grant, no compensation cost has been recognized in the statement of income.

As previously stated, the exercise price of the rights granted under the Rights Plan may be reduced in future periods in accordance with the terms of the Rights Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, the purchase and sale of capital assets, and debt repayment. Therefore, it is not possible to determine a fair value for the rights granted under the Rights Plan.

As it is not possible to determine the fair value of rights granted under the Rights Plan, compensation cost for pro forma disclosure purposes has been determined based on the amount that the market price of the Trust Units exceeds the exercise price at the date of the financial statements. For the year ended December 31, 2002, net income would be reduced by approximately $52,000 for the estimated compensation cost associated with the Rights Plan, with negligible impact on net income per Trust Unit.

**NOTE 8 CASH DISTRIBUTIONS PAYABLE**

The Trust has net income for each year which includes all interest income from the Company, and other income, which accrues to the Trust to the end of the year. Under the Trust Indenture, taxable income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

The taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of the payable amount. The amount payable to Unitholders was

settled subsequent to the year-end through cash distributions which were part of the regular cash distributions declared by the Trust.

The taxable income of the Trust accruing to December 31, 2002 was greater than the cash distributions to Unitholders on October 15, November 15, and December 15, 2002. The resulting $3,846,991 payable to Unitholders at December 31, 2002 was paid as part of the cash distributions to Unitholders of January 17th and February 17th, 2003.

## NOTE 9 FINANCIAL INSTRUMENTS

The following contracts were outstanding as at December 31, 2002. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $5,061,481.

| Commodity Contracts | Daily Quantity | | Contract Price | Price Index | Term |
|---|---|---|---|---|---|
| Crude oil – fixed price | 700 bbls | $ | 39.80 Cdn | WTI | October 2002 – August 2003 |
| | 300 bbls | $ | 39.90 Cdn | WTI | October 2002 – August 2003 |
| Natural gas – fixed price | 3,000 MMBTU | $ | 5.02 Cdn | Sumas | October 2002 – October 2003 |
| | 7,000 MMBTU | $ | 5.18 Cdn | Sumas | November 2002 – October 2003 |
| | 12,500 GJ | $ | 4.76 Cdn | AECO | October 2002 – March 2003 |

The following natural gas ceiling commodity contract is recorded on a mark to market basis as the contract does not represent an effective hedge. A liability of $1,353,067 is recorded on the consolidated balance sheet at December 31, 2002:

| Commodity Contract | Daily Quantity | | Contract Price | Price Index | Term |
|---|---|---|---|---|---|
| Natural gas – ceiling | 8,420 GJ | $ | 4.90 Cdn | AECO | April 2003 – October 2003 |

## NOTE 10 PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Net income and cash flow from operations per unit are as follows:

| | **August 23 to December 31, 2002** | **2002** | 2001 |
|---|---|---|---|
| Net income | | | |
| Basic(i) | **$0.35** | **$0.68** | $1.16 |
| Diluted(ii) | **$0.35** | **$0.68** | $1.13 |
| Cash flow from operations(iii) | | | |
| Basic(i) | **$0.66** | **$1.97** | $2.81 |
| Diluted(ii) | **$0.66** | **$1.97** | $2.72 |

(i) Basic per unit calculations are based on the weighted average number of Trust Units outstanding in 2002 of 28,799,795 for the period August 23 to December 31 and 28,210,245 Trust Units or common shares for the year ended December 31 (27,627,205 common shares in 2001) which includes outstanding Exchangeable Shares converted at the year-end exchange ratio.

(ii) Diluted calculations include additional Trust Units in 2002 of 8,764 for the period August 23 to December 31 and 3,145 for the year ended December 31 (932,244 additional shares in 2001) for the dilutive impact of the Rights Plan (stock option plan in 2001). Calculations of diluted shares excluded 82,738 of stock options in 2001 which would have been anti-dilutive. There were no adjustments to net income or cash flow from operations in calculating dilutive per unit amounts.

(iii) Cash flow from operations is calculated by adding non-cash general and administrative expenses, unrealized loss on commodity contract, depletion and depreciation, provision for site restoration and abandonment and future income tax expense (recovery) to net income.

Supplementary cash flow information

| | August 23 to December 31, 2002 | 2002 | 2001 |
|---|---|---|---|
| Interest paid | **$ 727,191** | **$ 2,349,829** | $ 4,212,735 |
| Interest received | **58,503** | **176,715** | – |
| Taxes paid | **882,382** | **882,382** | – |
| Cash distributions paid | **7,250,188** | **7,250,188** | – |

## NOTE 11 INCOME TAXES

The Trust uses the liability method of tax allocation to record future income taxes, whereby differences between the carrying amount and the tax basis of assets and liabilities are used to calculate future tax liabilities or assets.

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial income tax rate to income for the period before income taxes. The differences are as follows:

| | August 23 to December 31, 2002 | 2002 | 2001 |
|---|---|---|---|
| Income before income and other taxes | **$10,465,725** | **$ 27,929,825** | $ 55,646,369 |
| Statutory combined federal and provincial income tax rate | **42.22%** | **42.22%** | 42.62% |
| Expected income tax expense at statutory rates | **$ 4,418,629** | **$ 11,791,972** | $ 23,716,482 |
| Add (deduct) the income tax effect of: | | | |
| Non-deductible crown charges | **3,218,082** | **9,281,286** | 12,605,642 |
| Resource allowance | **(2,741,576)** | **(7,785,742)** | (12,165,708) |
| Alberta royalty tax credit | **(30,942)** | **(165,552)** | (244,053) |
| Reduction in provincial tax rate | – | **(399,161)** | (615,102) |
| Income attributable to the Trust, not subject to income tax | **(4,685,229)** | **(4,685,229)** | – |
| Capital tax | **276,208** | **911,102** | 413,411 |
| Other | **(149,264)** | **(224,092)** | (206,059) |
| Income and other taxes | **$ 305,727** | **$ 8,724,584** | $ 23,504,613 |

The components of the future tax liability at December 31, 2002 and 2001 are as follows:

| | 2002 | 2001 |
|---|---|---|
| Capital assets in excess of tax value | **$ 45,312,927** | $ 36,858,847 |
| Provision for site restoration and abandonment | **(934,438)** | (934,438) |
| Other | **(1,689,718)** | (155,680) |
| Future income taxes | **$ 42,633,486** | $ 35,768,729 |

## NOTE 12 RELATED PARTY TRANSACTIONS

a) The Trust has three directors who are also directors of Storm Energy Ltd., a publicly listed oil and gas company.

As part of the Plan of Arrangement, discussed in Note 3, the Trust has a Technical Services Agreement with Storm Energy Ltd., which commenced on August 23, 2002 and expires on June 30, 2003. Under this agreement, the Trust pays a monthly fee of $350,000 for certain technical and administrative services.

There are accounts receivable and accounts payable with Storm Energy Ltd. arising through the normal course of business. The Trust had approximately $9.4 million due to Storm Energy Ltd. and $10.5 million due from a subsidiary of Storm Energy Ltd. at December 31, 2002.

b) During 2002, the Trust and its predecessor, paid $114,000 for legal services provided by a firm in which a current director is a partner, and paid $539,200 for legal services provided by a firm in which a former director is a partner.

VALIANT
*Trust Company*

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

April 11, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

**Re: Focus Energy Trust**
**Annual Meeting of Unitholders**
**To Be Held on May 15, 2003**

In our capacity as the Agent for Focus Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the unitholders of Focus Energy Trust, on **April 11, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Focus Energy Trust
Attn: Mr. Bill Ostlund

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF **FOCUS ENERGY TRUST** ("CORPORATION"), |
| OF | ) | THE ANNUAL MEETING OF UNITHOLDERS |
| ALBERTA | ) | TO BE HELD **MAY 15, 2003.** |

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON APRIL 11, 2003, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 8, 2003, **WERE THE REGISTERED HOLDERS OF TRUST UNITS OF FOCUS ENERGY TRUST, OR WERE THE REGISTERED HOLDERS OF EXCHANGEABLE SHARES OF FET RESOURCES LTD.;**

   **(a) a copy of the NOTICE OF ANNUAL MEETING marked EXHIBIT "A" and identified by me;**

   **(b) a copy of the INFORMATION CIRCULAR - PROXY STATEMENT marked EXHIBIT "B" and identified by me;**

   **(c) a copy of the FORM OF PROXY marked EXHIBIT "C" and identified by me;**

   **(d) a copy of the 2002 ANNUAL REPORT marked EXHIBIT "D" and identified by me;**

   **(e) a RETURN ENVELOPE marked EXHIBIT "E" and identified by me;**

   **(f) a copy of the VOTING DIRECTION FOR THE HOLDERS OF EXCHANGEABLE SHARES OF FET RESOURCES LTD. marked EXHIBIT "F" and identified by me.**

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 11, 2003 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

4. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A", "B", "D" AND "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 11, 2003 TO EACH INTERMEDIARY HOLDING EXCHANGEABLE SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 11TH DAY OF APRIL 2003.

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2003.

"Cheryl Dahlager"
Cheryl Dahlager

03 ... 7:21

**FEE RULE**

**FORM 13-502F1**
**ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS**

---

**Reporting Issuer Name:** **Focus Energy Trust**

**Participation Fee for the Financial Year Ending:** **December 31, 2002**

**Complete Only One of 1, 2 or 3:**

**1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)**

| | | | |
|---|---|---|---|
| Market value of equity securities: | | | |
| Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year | | 22,804,905 | |
| Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) | X | $10.17 | |
| Market value of class or series | = | $231,925,884 | |
| | | | $231,925,884 (A) |
| (Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) | | | (A) |
| Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]** | | | (B) |
| (Repeat for each class or series of corporate debt or preferred shares) | | | (B) |
| **Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =** | | | $231,925,884 |
| **Total fee payable in accordance with Appendix A of the Rule** | | | $15,000 |
| Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) | | | |
| Total Fee Payable x 9/12 (number of months remaining in year) | | | **$11,250** |
| Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) | | | |

**2. Class 2 Reporting Issuers (Other Canadian Issuers)**

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

| | |
|---|---|
| Retained earnings or deficit | |
| Contributed surplus | |
| Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) | |
| Long term debt (including the current portion) | |
| Capital leases (including the current portion) | |

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

**Total Capitalization** ________

**Total Fee payable pursuant to Appendix A of the Rule** ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year ________
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

**3. Class 3 Reporting Issuers (Foreign Issuers)**

Market value of securities:
*If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):*
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

**Capitalization (add market value of all classes and series of securities)** ________

*Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):*

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

**Capitalization** ________

**Total Fee payable pursuant to Appendix A of the Rule** ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

**Notes and Instructions**

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

03 ... -1 ... 7:21

FMC

**FRASER MILNER CASGRAIN s.r.l.**

Paul F. Dingle
(514) 878-8803
paul.dingle@fmc-law.com
601934-227

Le 3 juin 2003

**Via SEDAR**
Madame Josée DesLauriers
*Directrice des marché des capitaux*
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

**Objet : Focus Energy Trust**
**Projet n° 00528220**

Madame,

Au nom de Focus Energy Trust, nous déposons la version française des états financiers consolidés pour l'exercice terminé le 31 décembre 2002.

Le présent dépôt complète le dépôt effectué par Valiant Trust Company le 11 avril 2003.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

PFD/nc
0603031.pdf

## Rapport de la direction

La responsabilité de la préparation des états financiers consolidés ci-joints et de l'uniformité de toutes les autres données financières et d'exploitation présentées dans le présent document incombe à la direction. Ces états financiers consolidés ont été préparés conformément aux conventions comptables énoncées dans les notes complémentaires. La direction est d'avis que les états financiers consolidés sont conformes aux principes comptables généralement reconnus du Canada et ont été dressés en respectant des seuils acceptables d'importance relative.

La direction maintient un système de contrôles internes qui fournit l'assurance raisonnable que la totalité des actifs sont préservés, que les opérations sont dûment autorisées et qui permet la préparation d'une information pertinente, fiable et en temps opportun. Lorsque la préparation des états financiers a été basée sur des estimations, la direction s'est assurée que les jugements ont été exercés avec soin et que ces estimations étaient raisonnables et fondées sur tous les renseignements disponibles au moment où elles ont été faites.

Des vérificateurs indépendants nommés par le fiduciaire ont vérifié les états financiers consolidés de la Fiducie et ont fourni une opinion y afférente. Le comité de vérification, composé d'administrateurs indépendants de FET Resources Ltd., a passé ces états financiers consolidés en revue avec la direction et les vérificateurs et en a recommandé l'approbation au conseil d'administration. Le conseil d'administration a approuvé les états financiers consolidés de la Fiducie.

(signé)
Derek W. Evans
Président et chef de la direction

(signé)
William D. Ostlund
Vice-président, Finances et chef des finances

Le 28 février 2003

## Rapport des vérificateurs

Aux porteurs de parts de Focus Energy Trust :

Nous avons vérifié les bilans consolidés de Focus Energy Trust aux 31 décembre 2002 et 2001 et les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Fiducie aux 31 décembre 2002 et 2001 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

Calgary (Alberta)
Le 28 février 2003

(signé) Deloitte & Touche, s.r.l.
Comptables agréés

## Bilans consolidés

| | 31 décembre 2002 (notes 1 et 3) | | 31 décembre 2001 | |
|---|---|---|---|---|
| **ACTIF** | | | | |
| **Actif à court terme** | | | | |
| Espèces et quasi-espèces | 14 705 034 | $ | - | $ |
| Débiteurs (note 12) | 24 485 558 | | 11 547 637 | |
| Charges payées d'avance | 1 081 605 | | 1 327 909 | |
| | 40 272 197 | | 12 875 546 | |
| **Immobilisations** (note 4) | 158 299 726 | | 195 006 440 | |
| | 198 571 923 | $ | 207 881 986 | $ |
| **PASSIF** | | | | |
| **Passif à court terme** | | | | |
| Créditeurs et charges à payer (note 12) | 19 805 189 | $ | 23 856 894 | $ |
| Distributions en espèces payables (note 8) | 3 846 991 | | - | |
| Contrats sur marchandises (note 9) | 1 353 067 | | - | |
| | 25 005 247 | | 23 856 894 | |
| **Dette à long terme** (note 5) | 51 801 000 | | 55 008 909 | |
| **Provision pour restauration et abandon des lieux** (note 4) | 2 343 734 | | 2 192 486 | |
| **Impôts futurs** (note 11) | 42 633 486 | | 35 768 729 | |
| | 121 783 467 | | 116 827 018 | |
| **AVOIR DES PORTEURS DE PARTS** | | | | |
| Capital des porteurs de parts (note 6) | 33 908 902 | | 39 378 878 | |
| Actions échangeables (note 6) | 9 628 379 | | - | |
| Bénéfices non répartis | 44 348 355 | | 51 676 090 | |
| Distributions en espèces cumulées | (11 097 180) | | - | |
| | 76 788 456 | | 91 054 968 | |
| | 198 571 923 | $ | 207 881 986 | $ |

*Voir les notes complémentaires.*

Au nom du conseil d'administration :

(signé)
STUART G. CLARK
Administrateur

(signé)
GERALD A. ROMANZIN
Administrateur

## États consolidés des résultats et des bénéfices non répartis

| | Période allant du 23 août au 31 décembre 2002 | Douze mois terminés les 31 décembre **2002** | 2001 |
|---|---|---|---|
| | (note 1) | **(notes 1 et 3)** | |
| **Produits** | | | |
| Produits tirés de la production | 33 331 200 $ | **114 593 548 $** | 134 028 009 $ |
| Redevances | (8 735 800) | **(27 701 176)** | (35 904 841) |
| Autres produits | 994 339 | **1 751 327** | 1 332 345 |
| | 25 589 739 | **88 643 699** | 99 455 513 |
| **Charges** | | | |
| Production | 3 282 168 | **12 975 580** | 14 412 026 |
| Convention de services techniques (note 3) | 1 501 613 | **1 501 613** | - |
| Frais généraux et administratifs | 865 628 | **3 100 384** | 2 710 762 |
| Intérêts et financement | 849 941 | **2 472 579** | 4 212 735 |
| Déplétion et amortissement | 8 393 102 | **26 720 714** | 21 022 066 |
| Dotation à la provision pour restauration et abandon des lieux | 231 562 | **1 225 926** | 1 451 555 |
| | 15 124 014 | **47 996 796** | 43 809 144 |
| **Bénéfice d'exploitation** | 10 465 725 | **40 646 903** | 55 646 369 |
| Charges liées à la réorganisation (note 3) | - | **(12 717 078)** | - |
| **Bénéfice avant impôts sur les bénéfices et autres impôts** | 10 465 725 | **27 929 825** | 55 646 369 |
| **Impôts sur les bénéfices et autres impôts** (note 11) | | | |
| Charge d'impôts futurs | (29 699) | **(6 673 206)** | (23 091 202) |
| Impôts exigibles et impôt des grandes sociétés | (276 028) | **(2 051 378)** | (413 411) |
| | (305 727) | **(8 724 584)** | (23 504 613) |
| **Bénéfice net pour la période** | 10 159 998 | **19 205 241** | 32 141 756 |
| **Bénéfices non répartis au début de la période** | 34 188 357 | **51 676 090** | 19 735 338 |
| Excédent du coût d'achat sur la valeur attribuée des actions rachetées | - | **-** | (201 004) |
| Cession d'actifs et de passifs en vertu du plan d'arrangement (note 3) | - | **(26 532 976)** | - |
| **Bénéfices non répartis à la fin de la période** | 44 348 355 $ | **44 348 355 $** | 51 676 090 $ |
| **Bénéfice net par part** (note 10) | | | |
| De base | 0,35 $ | **0,68 $** | 1,16 $ |
| Dilué | 0,35 $ | **0,68 $** | 1,13 $ |

*Voir les notes complémentaires.*

## États consolidés des flux de trésorerie

| | Période allant du 23 août au 31 décembre 2002 | Douze mois terminés les 31 décembre 2002 | 2001 |
|---|---|---|---|
| | (note 1) | **(notes 1 et 3)** | |
| **Activités d'exploitation** | | | |
| Bénéfice net pour la période | 10 159 998 $ | **19 205 241 $** | 32 141 756 $ |
| Ajouter les éléments sans effet sur la trésorerie : | | | |
| Frais généraux et administratifs hors caisse | 277 002 | **277 002** | - |
| (Gain) perte non réalisé(e) sur contrats sur marchandises | (88 933) | **1 353 067** | - |
| Déplétion et amortissement | 8 393 102 | **26 720 714** | 21 022 066 |
| Dotation à la provision pour restauration et abandon des lieux | 231 562 | **1 225 926** | 1 451 555 |
| Charge d'impôts futurs | 29 699 | **6 673 206** | 23 091 202 |
| **Flux de trésorerie liés aux activités d'exploitation** | 19 002 430 | **55 455 156** | 77 706 579 |
| Frais de restauration des lieux réellement payés | (300) | **(6 947)** | (3 996) |
| Variation nette des éléments hors caisse du fonds de roulement | (9 623 887) | **(12 514 656)** | 1 775 205 |
| | 9 378 243 | **42 933 553** | 79 477 788 |
| **Activités de financement** | | | |
| Produit de l'exercice d'options sur actions | - | **3 019 428** | 790 678 |
| Rachat d'actions ordinaires | - | **-** | (266 428) |
| Émission d'actions échangeables | 999 990 | **999 990** | - |
| Augmentation (diminution) de la dette à long terme | 13 122 905 | **21 084 490** | (16 753 826) |
| Distributions en espèces | (7 250 189) | **(7 250 189)** | - |
| | 6 872 706 | **17 853 719** | (16 229 576) |
| **Activités d'investissement** | | | |
| Acquisition d'immobilisations | (4 147 858) | **(40 139 989)** | (65 751 299) |
| Variation nette des éléments hors caisse du fonds de roulement | 2 601 943 | **(5 942 249)** | 2 503 087 |
| | (1 545 915) | **(46 082 238)** | (63 248 212) |
| Augmentation des espèces et quasi-espèces au cours de la période | 14 705 034 | **14 705 034** | - |
| Espèces et quasi-espèces au début de la période | - | **-** | - |
| Espèces et quasi-espèces à la fin de la période | 14 705 034 $ | **14 705 034 $** | - $ |
| Flux de trésorerie liés aux activités d'exploitation par part (note 10) | | | |
| De base | 0,66 $ | **1,97 $** | 2,81 $ |
| Dilué | 0,66 $ | **1,97 $** | 2,72 $ |

*Voir les notes complémentaires.*

## Notes complémentaires

31 décembre 2002 et 2001

**NOTE 1 STRUCTURE DE LA FIDUCIE ET MODE DE PRÉSENTATION**

Focus Energy Trust (la « Fiducie ») a été établie le 23 août 2002 conformément au plan d'arrangement concernant la Fiducie, Storm Energy Inc., FET Resources Ltd. et Storm Energy Ltd. La Fiducie est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois de la province d'Alberta et créée aux termes d'un acte de fiducie (l'« acte de fiducie »). Valiant Trust Company a été nommée fiduciaire aux termes de l'acte de fiducie. Les bénéficiaires de la Fiducie sont les porteurs de parts de fiducie (les « porteurs de parts »).

FET Resources Ltd. (la « Société ») est une filiale en propriété exclusive de la Fiducie. En vertu du plan d'arrangement, la Société est devenue la société absorbante de Storm Energy Inc. lors du regroupement survenu le 23 août 2002. La Société est très active dans l'exploitation, la mise en valeur, l'acquisition et la production de pétrole et de gaz naturel.

Avant la mise en œuvre du plan d'arrangement le 23 août 2002, les états financiers consolidés comprenaient les comptes de Storm Energy Inc. et de ses filiales. Après l'entrée en vigueur du plan d'arrangement, les états financiers consolidés ont été préparés selon la méthode de la continuité des intérêts communs, méthode qui reconnaît la Fiducie comme l'entité absorbante de Storm Energy Inc. Les résultats d'exploitation de la période allant du 23 août 2002 (date du début des activités de la Fiducie) au 31 décembre 2002 sont présentés dans les états des résultats et des flux de trésorerie. Les états financiers consolidés de Focus Energy Trust comprennent les comptes de la Fiducie, de ses filiales (la Société et FET Gas Production Ltd.) et sa quote-part d'une société de personnes. Les états financiers consolidés ont été préparés par la direction conformément aux principes comptables généralement reconnus (les « PCGR ») du Canada et, à l'exception de ce qui est précisé ci-après, sont conformes aux conventions comptables mentionnées dans le rapport annuel 2001 de Storm Energy Inc.

**NOTE 2 PRINCIPALES CONVENTIONS COMPTABLES**

La préparation de ces états financiers consolidés exige que la direction ait recours à des estimations et qu'elle formule des hypothèses qui ont une incidence sur les montants présentés de l'actif et du passif, sur la présentation des éventualités à la date des états financiers, ainsi que sur les montants comptabilisés des produits et des charges au cours de l'exercice. De ce fait, il pourrait y avoir des écarts entre les résultats réels et les montants estimatifs. Selon la direction, les présents états financiers consolidés ont été préparés convenablement selon des seuils raisonnables d'importance relative et en fonction des principales conventions comptables ci-dessous.

En particulier, les montants inscrits pour la déplétion et l'amortissement des propriétés et du matériel pétroliers et gaziers et pour la restauration et l'abandon des lieux sont fondés sur des estimations des réserves et des coûts futurs. De par leur nature, ces estimations, et celles portant sur les flux de trésorerie futurs utilisées pour évaluer la dépréciation, font l'objet d'une incertitude relative à la mesure, et les répercussions sur les états financiers consolidés au cours des périodes futures pourraient être importantes.

a) Principes de consolidation

Les états financiers consolidés comprennent les comptes de la Fiducie et de ses filiales. Toutes les opérations interentités ont été éliminées.

b) Propriétés et matériel pétroliers et gaziers

La Fiducie utilise la méthode de capitalisation du coût entier pour les propriétés pétrolières et gazières. Selon cette méthode, tous les coûts associés à l'acquisition de propriétés pétrolières et gazières et les coûts connexes de mise en valeur, que les propriétés soient productives ou non, sont capitalisés et accumulés dans un centre de coûts canadien. Il s'agit, entre autres, des coûts liés à l'acquisition, au forage et au matériel, des frais géologiques et géophysiques, ainsi que des frais généraux découlant des propriétés et de la mise en valeur. Les coûts d'acquisition

et d'évaluation des propriétés non prouvées sont exclus des calculs de la déplétion jusqu'à ce qu'on détermine, au cours de la période, si les réserves prouvées sont attribuables aux propriétés ou si une dépréciation a eu lieu. Les frais d'entretien et de réparation sont imputés aux résultats et ceux qui ont trait aux remplacements et aux améliorations visant à prolonger la durée économique des propriétés et du matériel sont capitalisés. Les gains et les pertes ne sont comptabilisés à la cession de propriétés pétrolières ou gazières que si le produit de la cession crédité en diminution des coûts cumulés entraîne une variation de 20 % ou plus du taux de déplétion.

La déplétion des propriétés pétrolières et gazières et l'amortissement du matériel sont calculés selon la méthode de l'amortissement proportionnel au rendement en se fondant sur les réserves prouvées estimatives de pétrole et de gaz naturel, avant redevances, comme les déterminent des ingénieurs indépendants. La production et les réserves de gaz naturel sont converties en nombre de barils de pétrole brut équivalent, selon le ratio, établi en fonction de l'équivalent énergétique, de six mille pieds cubes de gaz naturel pour un baril de pétrole. L'assiette de la déplétion et de l'amortissement correspond aux coûts capitalisés totaux, moins la déplétion et l'amortissement antérieurs et les coûts associés aux propriétés non prouvées, plus la provision pour coûts futurs de mise en valeur de réserves prouvées et non mises en valeur.

c) Plafonnement du coût entier

La Fiducie fixe une limite maximale au total de la valeur comptable des propriétés et du matériel pétroliers et gaziers qui peut être imputé aux résultats de périodes futures (le « plafonnement du coût entier »). Le plafonnement du coût entier est un critère de recouvrement des coûts en vertu duquel les coûts capitalisés, déduction faite de la déplétion et de l'amortissement cumulés, des frais futurs de restauration et d'abandon des lieux et des passifs d'impôts futurs, sont limités à un montant correspondant aux produits nets futurs non actualisés estimatifs attendus des réserves prouvées, moins un montant estimatif au titre des frais généraux et administratifs récurrents, des frais futurs de restauration et d'abandon des lieux, des frais de financement futurs et des impôts sur les bénéfices.

d) Provision pour restauration et abandon des lieux

Les provisions pour frais futurs de restauration et d'abandon des lieux sont calculées selon la méthode de l'amortissement proportionnel au rendement sur la durée de vie des propriétés pétrolières et gazières en fonction du total des réserves prouvées estimatives. L'estimation comporte le coût de retrait du matériel et du nettoyage des lieux en fonction du coût actuel, des méthodes prévues, des lois en vigueur et des pratiques de l'industrie. Les dépenses réelles sont imputées à la provision au fur et à mesure qu'elles sont engagées.

e) Instruments financiers

La Fiducie a recours à des instruments financiers pour se protéger contre les fluctuations des prix des marchandises et des taux de change. Les gains et les pertes découlant des contrats qui constituent des couvertures efficaces sont constatés dans les produits tirés de la production au moment de la vente de la production connexe. Les contrats de marchandises non couverts sont constatés à la valeur du marché à la date du bilan et les gains ou les pertes qui en découlent sont portés aux résultats au cours de la période.

La juste valeur des instruments financiers à court terme, soit les débiteurs, les créditeurs, les charges à payer et les distributions en espèces payables, se rapproche de leur valeur comptable. La juste valeur de la dette à long terme se rapproche de sa valeur comptable en raison du taux d'intérêt variable dont elle est assortie et du caractère renouvelable de l'obligation.

f) Impôts sur les bénéfices

Les impôts sur les bénéfices sont calculés selon la méthode du passif fiscal. Selon cette méthode, des actifs et des passifs d'impôts sont comptabilisés pour tenir compte des incidences fiscales estimatives attribuables aux écarts entre les montants présentés dans les états financiers consolidés de la Fiducie et leur valeur fiscale respective, par application des taux d'imposition en vigueur. L'incidence d'une modification des taux d'imposition sur les actifs et les passifs d'impôts futurs est portée aux résultats dans la période au cours de laquelle la modification a lieu. Les écarts temporaires résultant des acquisitions donnent lieu à des actifs ou à des passifs d'impôts futurs.

La Fiducie est une entité imposable au sens de la *Loi de l'impôt sur le revenu* (Canada) dont seul le bénéfice non distribué ou non distribuable aux porteurs de parts est assujetti à l'impôt. Étant donné qu'en vertu de l'acte de fiducie, la Fiducie distribue la totalité de son bénéfice imposable aux porteurs de parts et qu'elle satisfait aux exigences de la *Loi de l'impôt sur le revenu* (Canada) s'appliquant à la Fiducie, aucune provision pour impôts n'a été constituée.

Selon la structure de la Fiducie, des paiements sont effectués entre la Société et la Fiducie, ce qui donne lieu à des transferts de revenu imposable de la Société aux porteurs de parts. Ces paiements peuvent occasionner une réduction du passif d'impôts futurs constaté auparavant par la Société, laquelle serait constatée à titre de recouvrement d'impôts dans la période où les paiements ont été engagés.

g) Régime de rémunération à base de parts

La Fiducie dispose d'un régime de rémunération à base de parts à l'intention des employés, des administrateurs et des conseillers de la Fiducie et de ses filiales. Le coût de rémunération est évalué à partir de la valeur intrinsèque de l'octroi à la date à laquelle il a été accordé, et il est comptabilisé sur la période d'acquisition des droits. Toute contrepartie reçue par la Fiducie à l'exercice des droits de souscription de parts est portée au crédit du capital des porteurs de parts. Se reporter à la note 7 pour une description du régime et des informations pro forma sur le coût de rémunération connexe.

h) Montants par part

Le bénéfice net par part et les flux de trésorerie liés aux activités d'exploitation par part sont calculés en fonction du nombre moyen pondéré de parts, ou d'actions ordinaires au 23 août 2002, en circulation pendant l'exercice, y compris le nombre moyen pondéré d'actions échangeables en circulation converties selon le ratio d'échange à la fin de chaque mois. Le bénéfice net dilué par part et les flux de trésorerie dilués liés aux activités d'exploitation par part sont calculés au moyen de la méthode du rachat de parts afin de déterminer l'effet dilutif de la rémunération à base de parts. La méthode du rachat de parts présume que le produit découlant de l'exercice de droits de souscription de parts « dans le cours » est utilisé pour racheter des parts au taux moyen du marché en vigueur pendant la période.

i) Constatation des produits

Les produits tirés des ventes de pétrole brut, de gaz naturel et de liquides de gaz naturel sont constatés lorsque les titres de propriété sont cédés à l'acheteur, habituellement au point de livraison du gazoduc pour le gaz naturel et à la tête de puits pour le pétrole brut.

j) Activités conjointes

La Fiducie mène certaines activités d'exploration et de production conjointement avec d'autres entreprises par l'intermédiaire de coentreprises non constituées en sociétés. Les comptes de la Fiducie font état de sa participation proportionnelle à ces activités.

k) Espèces et quasi-espèces

La Fiducie considère tous les placements très liquides assortis d'une échéance de trois mois ou moins au moment de l'acquisition comme des quasi-espèces. Ces quasi-espèces sont principalement constituées de dépôts de fonds assortis de diverses échéances. Les espèces et quasi-espèces sont présentées au coût, qui se rapproche de leur juste valeur.

l) Conversion de devises

Les actifs et les passifs monétaires libellés en devises sont convertis au taux de change en vigueur à la clôture de l'exercice. Les produits et les charges sont convertis aux taux de change moyens mensuels. Les gains et les pertes de change sont inclus dans les résultats de l'exercice au cours duquel ils se produisent.

**NOTE 3 CESSION D'ACTIFS ET DE PASSIFS EN VERTU DU PLAN D'ARRANGEMENT**

En vertu du plan d'arrangement, la Société a cédé certains actifs à Storm Energy Ltd., soit des propriétés pétrolières et gazières de production et d'exploration, des actifs liés à l'administration et au fonds de roulement et une tranche de la dette à long terme. Étant donné qu'il s'agit d'une opération entre apparentés, les actifs et les passifs ont été cédés à la valeur comptable. Les valeurs au 31 décembre 2002 comprennent les ajustements des estimations précédentes. Les détails sont présentés dans le tableau qui suit :

| | |
|---|---|
| Propriétés et matériel pétroliers et gaziers | **49 739 821 $** |
| Mobilier et matériel de bureau | **348 714** |
| Améliorations locatives | **37 454** |
| Fonds de roulement net | **1 575 566** |
| Actif d'impôts futurs | **191 551** |
| Total des actifs cédés | **51 893 106** |
| Dette à long terme | **24 292 399** |
| Provision pour restauration et abandon des lieux | **1 067 731** |
| Actifs nets cédés et réduction des bénéfices non répartis | **26 532 976** |

En raison du plan d'arrangement, la Société a inscrit des coûts de réorganisation de 12,7 M$, dont une tranche de 9,6 M$ relativement à l'annulation des options sur actions, et des frais de conseiller et autres de 3,1 M$.

**NOTE 4 IMMOBILISATIONS**

| | **2002** | 2001 |
|---|---|---|
| Immobilisations, au coût | **247 682 796 $** | 257 668 796 $ |
| Déplétion et amortissement cumulés | **(89 383 070)** | (62 662 356) |
| Immobilisations, montant net | **158 299 726 $** | 195 006 440 $ |

Le calcul de la dotation à la déplétion et à l'amortissement de 2002 comprend un montant estimatif de 28,5 M$ (10,7 M$ en 2001) pour des frais futurs de mise en valeur des réserves prouvées. Des coûts liés aux propriétés non prouvées de néant (6,6 M$ en 2001) ont été exclus du calcul de la déplétion.

Au 31 décembre 2002, le calcul du plafonnement du coût entier indiquait que le montant net récupérable des réserves prouvées dépassait la valeur comptable nette des propriétés et du matériel pétroliers et gaziers. Le plafonnement du coût entier représente un critère de récupération des coûts qui ne vise pas à établir une estimation de la juste valeur marchande. Les prix qui ont été pris en considération pour le plafonnement du coût entier étaient fondés sur les prix moyens obtenus par la Société au mois de décembre 2002, soit 44,98 $ par baril de pétrole brut, 5,56 $ par kpi$^3$ de gaz naturel et 38,04 $ par baril de liquides de gaz naturel.

Au 31 décembre 2002, les coûts futurs estimatifs liés à la restauration et à l'abandon des lieux qui devront être comptabilisés par la Fiducie pendant la durée de vie des réserves prouvées résiduelles s'élevaient à 6 885 000 $, dont une tranche de 2 343 734 $ avait été comptabilisée à titre de passif cumulé au bilan consolidé au 31 décembre 2002.

**NOTE 5 DETTE À LONG TERME**

La Société dispose d'une facilité de crédit à terme renouvelable consentie par un établissement financier canadien. La Société peut puiser 70 M$ (90 M$ en 2001) dans cette facilité. Les avances portent intérêt au taux préférentiel de la banque. La facilité fait l'objet d'un examen annuel par la banque et, si certaines conditions ne sont pas respectées, la facilité devient un emprunt à terme de deux ans et le premier remboursement arrive à échéance dans un délai de 366 jours. Aucun versement n'est exigible actuellement. La facilité d'emprunt est garantie par une débenture de 125 M$ représentant une charge flottante sur tout l'actif de la Société et par une convention générale de sûreté.

## NOTE 6 CAPITAL DES PORTEURS DE PARTS ET ACTIONS ÉCHANGEABLES

En vertu du plan d'arrangement, 20 884 039 parts de fiducie et 7 706 263 actions échangeables ont été émises le 23 août 2002 lors de l'annulation de toutes les actions ordinaires en circulation de Storm Energy Inc. et 145 984 actions échangeables ont été achetées par trois dirigeants de la Fiducie.

Un nombre illimité de parts de fiducie peuvent être émises en vertu de l'acte de fiducie.

| **Parts de fiducie de Focus Energy Trust (y compris la conversion des actions échangeables)** | Nombre de parts | Contrepartie |
|---|---|---|
| Parts de fiducie en circulation *(voir a) ci-dessous)* | 22 804 905 | 33 908 902 $ |
| Parts de fiducie pouvant être émises à la conversion des actions échangeables[i] *(voir b) ci-dessous)* | 6 160 621 | 9 628 379 |
| Solde au 31 décembre 2002 | 28 965 526 | 43 537 281 $ |

i) Au 31 décembre 2002, le ratio d'échange était de 1,03291 part de fiducie par action échangeable.

| **a) Parts de fiducie de Focus Energy Trust** | Nombre de parts | Contrepartie |
|---|---|---|
| Émises en vertu du plan d'arrangement[i] | 20 884 039 | 30 970 217 $ |
| Émises à la conversion des actions échangeables[ii] | 1 907 393 | 2 799 700 |
| Émises en vertu du programme de primes pour les dirigeants[iii] | 13 473 | 138 985 |
| Solde au 31 décembre 2002 | 22 804 905 | 33 908 902 $ |

i) Émises le 23 août 2002 en vertu du plan d'arrangement et inscrites à la valeur comptable des actions ordinaires de Storm Energy Inc.

ii) Émises à la conversion des actions échangeables, et la contrepartie inscrite correspond à la valeur comptable des actions échangeables échangées.

iii) En vertu du programme de primes pour les dirigeants, la moitié de tous les montants payables en vertu du programme sont payables par l'émission de parts de fiducie évaluées au cours moyen pondéré des cinq derniers jours de négociation du mois auquel se rapporte la prime.

| **b) Actions échangeables de FET Resources Ltd.** | Nombre d'actions | Contrepartie |
|---|---|---|
| Émises en vertu du plan d'arrangement[i] | 7 706 263 | 11 428 089 $ |
| Émises contre espèces[ii] | 145 984 | 999 990 |
| Échangées contre des parts de fiducie[iii] | (1 887 912) | (2 799 700) |
| Solde au 31 décembre 2002 | 5 964 335 | 9 628 379 $ |

i) Émises le 23 août 2002 en vertu du plan d'arrangement et inscrites à la valeur comptable des actions ordinaires de Storm Energy Inc.

ii) Achetées par trois dirigeants de la Fiducie en vertu du plan d'arrangement.

iii) Annulées à la conversion en parts de fiducie, et la contrepartie inscrite correspond à la valeur comptable des actions échangeables échangées.

Les actions échangeables de FET Resources Ltd. peuvent être converties en parts de fiducie en tout temps (au gré du porteur) selon le ratio d'échange. Le ratio d'échange augmente mensuellement en fonction de la distribution en espèces versée relativement aux parts de fiducie, divisée par le prix moyen pondéré par part sur dix jours avant la date de clôture des registres. Au cours de la période allant du 23 août au 31 décembre 2002, un total de 1 887 912 actions échangeables ont été converties en 1 907 393 parts de fiducie selon les ratios d'échange en vigueur. Le ratio d'échange au moment de l'émission du 23 août 2002 était de une part de fiducie pour chaque action échangeable. Au 31 décembre 2002, le ratio d'échange était de 1,03291 part de fiducie pour chaque action échangeable. Les distributions en espèces ne sont pas versées sur les actions échangeables. Au dixième anniversaire de l'émission des actions échangeables, sous réserve d'un report de la date par le conseil d'administration de la Société, les actions échangeables seront rachetées en échange de parts de fiducie à un prix correspondant à la valeur du nombre de parts de fiducie selon le ratio d'échange au dernier jour ouvrable précédant la date de rachat. Les actions échangeables de FET Resources Ltd. sont cotées à la Bourse de Toronto sous le symbole FTX.

| c) Actions ordinaires de Storm Energy Inc. | Nombre d'actions | Contrepartie |
|---|---|---|
| Solde au 31 décembre 2000 | 27 470 334 | 38 653 624 $ |
| Actions émises à l'exercice d'options sur actions | 358 074 | 790 678 |
| Actions rachetées au moyen d'une offre publique de rachat dans le cours normal des activités | (46 400) | (65 424) |
| Solde au 31 décembre 2001 | 27 782 008 | 39 378 878 |
| Actions émises à l'exercice d'options sur actions | 808 294 | 3 019 428 |
| Solde au 22 août 2002 avant l'entrée en vigueur du plan d'arrangement | 28 590 302 | 42 398 306 |
| Parts de fiducie émises | (20 884 039) | (30 970 217) |
| Actions échangeables émises | (7 706 263) | (11 428 089) |
| | néant | néant $ |

En vertu du plan d'arrangement, les actionnaires de Storm Energy Inc. ont reçu une part de Focus Energy Trust ou une action échangeable de FET Resources Ltd., ainsi que une action d'une nouvelle société ouverte d'exploration et de production, Storm Energy Ltd., pour chaque action ordinaire détenue.

## NOTE 7 RÉGIME DE DROITS DE SOUSCRIPTION DE PARTS DE FIDUCIE

Le régime de droits de souscription de parts de fiducie (le « régime de droits de souscription ») a été établi le 23 août 2002 dans le cadre du plan d'arrangement. La Fiducie peut octroyer des droits de souscription aux employés, aux administrateurs, aux conseillers et à d'autres fournisseurs de services de la Fiducie ou de ses filiales. La Fiducie est autorisée à octroyer jusqu'à 1 500 000 droits de souscription, mais le nombre de parts réservées pour l'émission à l'exercice de droits ne peut en aucun cas excéder 5 % du nombre total de parts de fiducie émises et en circulation en tenant compte des parts pouvant être émises à l'échange d'actions échangeables en circulation.

Le prix d'exercice initial de chaque droit de souscription attribué aux termes du régime correspond au prix de clôture moyen pondéré des parts de fiducie au cours des cinq jours de négociation précédant la date d'octroi. Le prix d'exercice par droit de souscription est calculé en soustrayant du prix d'octroi le total de toutes les distributions par part effectuées par la Fiducie après la date d'octroi représentant un rendement de plus de 0,833 % des coûts inscrits liés aux immobilisations de la Fiducie moins les charges liées à la déplétion et à l'amortissement et tout passif d'impôts futurs associé à de telles immobilisations à la fin de chaque mois. Si les distributions excèdent ce pourcentage, le montant complet de la distribution est soustrait du prix d'octroi. Les droits de souscription ont une durée de cinq ans et sont acquis en tranches égales sur une période de quatre ans, à partir du premier anniversaire de la date d'octroi.

| | Nombre de droits de souscription | Prix d'exercice moyen pondéré |
|---|---|---|
| Octroyés | 320 000 | 9,68 $ |
| Réduction du prix d'exercice | | (0,29) |
| Solde au 31 décembre 2002 | 320 000 | 9,39 $ |

Au 31 décembre 2002, le régime se résume comme suit :

| Prix d'exercice à la date d'octroi | Prix d'exercice ajusté | Nombre de droits de souscription en circulation | Durée contractuelle résiduelle des droits de souscription (années) | Nombre de droits de souscription pouvant être exercés |
|---|---|---|---|---|
| 9,62 $ | 9,29 $ | 280 000 | 4,69 | – |
| 10,10 $ | 10,10 $ | 40 000 | 4,97 | – |
| 9,68 $ | 9,39 $ | 320 000 | 4,73 | – |

Avec prise d'effet pour l'exercice financier ouvert le 1er janvier 2002, la Fiducie a adopté les recommandations de l'ICCA sur la comptabilisation de la rémunération à base d'actions, lesquelles s'appliquent aux nouveaux droits de souscription octroyés à compter du 1er janvier 2002. La Fiducie a choisi de continuer à mesurer le coût de rémunération en se basant sur la valeur intrinsèque de l'octroi à la date à laquelle il est accordé et à constater ce coût au cours du délai d'acquisition des droits, s'il y a lieu. Étant donné que le prix d'exercice des droits octroyés se rapproche du prix du marché des parts de fiducie à la date d'octroi, aucun coût de rémunération n'a été comptabilisé dans l'état des résultats.

Comme il est indiqué ci-dessus, le prix d'exercice des droits octroyés en vertu du régime de droits de souscription pourrait être réduit au cours de périodes ultérieures conformément aux modalités du régime. On ne peut estimer de manière raisonnable le montant de la réduction, car il dépend de certains facteurs qui comprennent entre autres les prix futurs reçus à la vente de pétrole et de gaz naturel, la production future de pétrole et de gaz naturel, la détermination des montants à retenir sur les distributions futures en vue de financer les dépenses en immobilisations, les opérations d'achat et de vente d'immobilisations et le remboursement de dettes. Il est donc impossible d'établir la juste valeur des droits attribués dans le cadre du régime.

Étant donné qu'il est impossible de déterminer la juste valeur des droits attribués en vertu du régime, le coût de rémunération aux fins de présentation de l'information pro forma a été déterminé à partir de l'excédent du cours du marché des parts de fiducie sur le prix d'exercice à la date des états financiers. Pour l'exercice terminé le 31 décembre 2002, le bénéfice net aurait été réduit d'environ 52 000 $ relativement au coût de rémunération estimatif lié au régime de droits de souscription, ce qui aurait eu une incidence négligeable sur le bénéfice net par part de fiducie.

**NOTE 8 DISTRIBUTIONS EN ESPÈCES PAYABLES**

Le bénéfice net de la Fiducie de chaque exercice comprend tous les intérêts créditeurs de la Société, et les autres produits, exigibles par la Fiducie à la fin de l'exercice. Aux termes de l'acte de fiducie, le bénéfice imposable de la Fiducie pour chaque exercice sera payé ou payable au moyen de distributions en espèces aux porteurs de parts.

Le bénéfice imposable de la Fiducie comprend une déduction à l'égard de l'attribution d'un revenu imposable aux porteurs de parts, lequel est payé ou payable pour l'exercice. En vertu de l'acte de fiducie, un montant au moins égal au bénéfice imposable de la Fiducie doit être payé ou payable aux porteurs de parts pour chaque exercice afin de réduire le bénéfice imposable de la Fiducie à zéro. Le revenu imposable relatif au montant payable est réparti entre les porteurs de parts inscrits à la fin de l'exercice et chaque porteur de parts reçoit sa quote-part proportionnelle du montant payable. Le montant payable aux porteurs de parts a été versé après la fin de l'exercice sous forme de distributions en espèces dans le cadre des distributions en espèces régulières déclarées de la Fiducie.

Le bénéfice imposable de la Fiducie comptabilisé au 31 décembre 2002 était plus élevé que les distributions en espèces aux porteurs de parts du 15 octobre, du 15 novembre et du 15 décembre 2002. La somme de 3 846 991 $ à payer aux porteurs de parts au 31 décembre 2002 a été versée dans le cadre des distributions en espèces aux porteurs de parts le 17 janvier et le 17 février 2003.

## NOTE 9 INSTRUMENTS FINANCIERS

Le tableau suivant présente les contrats en vigueur au 31 décembre 2002. Le règlement de ces contrats, qui n'ont pas de valeur comptable, aurait donné lieu à un décaissement net de 5 061 481 $ par la Fiducie.

| Contrats sur marchandises | Quantité quotidienne | Prix des contrats | | Prix de référence | Durée |
|---|---|---|---|---|---|
| Pétrole brut – prix fixe | 700 barils | 39,80 | $ CA | WTI | octobre 2002 – août 2003 |
| | 300 barils | 39,90 | $ CA | WTI | octobre 2002 – août 2003 |
| Gaz naturel – prix fixe | 3 000 millions de BTU | 5,02 | $ CA | Sumas | octobre 2002 – octobre 2003 |
| | 7 000 millions de BTU | 5,18 | $ CA | Sumas | novembre 2002 – octobre 2003 |
| | 12 500 GJ | 4,76 | $ CA | AECO | octobre 2002 – mars 2003 |

Le contrat sur marchandises suivant relatif au prix plafond du gaz naturel est inscrit à la valeur du marché étant donné qu'il ne constitue pas une couverture efficace. Un passif de 1 353 067 $ est inscrit au bilan consolidé au 31 décembre 2002.

| Contrat sur marchandises | Quantité quotidienne | Prix du contrat | | Prix de référence | Durée |
|---|---|---|---|---|---|
| Gaz naturel – prix plafond | 8 420 GJ | 4,90 | $ CA | AECO | avril 2003 – octobre 2003 |

## NOTE 10 MONTANTS PAR PART ET RENSEIGNEMENTS SUPPLÉMENTAIRES SUR LES FLUX DE TRÉSORERIE

Les calculs des montants de base par part reposent sur le nombre moyen pondéré de parts de fiducie (ou d'actions ordinaires dans le cas de la période précédant le 23 août 2002) en circulation. Les calculs des montants dilués comprennent des parts de fiducie additionnelles pour tenir compte de l'effet dilutif des droits en circulation en vertu du régime de droits de souscription.

Le bénéfice net et les flux de trésorerie liés aux activités d'exploitation par part s'établissent comme suit :

| | **Période allant du 23 août au 31 décembre 2002** | **2002** | 2001 |
|---|---|---|---|
| Bénéfice net | | | |
| De base[i] | **0,35 $** | **0,68 $** | 1,16 $ |
| Dilué[ii] | **0,35 $** | **0,68 $** | 1,13 $ |
| Flux de trésorerie liés aux activités d'exploitation[iii] | | | |
| De base[i] | **0,66 $** | **1,97 $** | 2,81 $ |
| Dilué[ii] | **0,66 $** | **1,97 $** | 2,72 $ |

i) Les calculs des montants de base par part reposent sur le nombre moyen pondéré de parts de fiducie en circulation en 2002 qui s'établit à 28 799 795 pour la période allant du 23 août au 31 décembre et à 28 210 245 parts de fiducie ou actions ordinaires pour l'exercice terminé le 31 décembre (27 627 205 actions ordinaires en 2001), ce qui inclut les actions échangeables en circulation converties au ratio d'échange à la fin de l'exercice.

ii) Les calculs des montants dilués comprennent 8 764 parts de fiducie additionnelles pour la période allant du 23 août au 31 décembre et 3 145 parts de fiducie additionnelles pour l'exercice terminé le 31 décembre 2002 (932 244 actions additionnelles en 2001) afin de tenir compte de l'effet dilutif du régime de droits de souscription, ou du régime des options sur actions en 2001. Les calculs des montants dilués par action en 2001 excluent 82 738 options sur actions qui auraient eu un effet antidilutif. Il n'y a eu aucun ajustement au bénéfice net ni aux flux de trésorerie liés aux activités d'exploitation lors du calcul des montants dilutifs par part.

iii) Les flux de trésorerie liés aux activités d'exploitation sont calculés en ajoutant les frais généraux et administratifs hors caisse, les pertes non réalisées sur contrats sur marchandises, la déplétion et l'amortissement, la dotation à la provision pour restauration et abandon des lieux et la charge ou le recouvrement d'impôts futurs au bénéfice net.

Renseignements supplémentaires sur les flux de trésorerie

| | Période allant du 23 août au 31 décembre 2002 | 2002 | 2001 |
|---|---|---|---|
| Intérêts payés | **727 191 $** | **2 349 829 $** | 4 212 735 $ |
| Intérêts reçus | **58 503** | **176 715** | – |
| Impôts payés | **882 382** | **882 382** | – |
| Distributions en espèces versées | **7 250 188** | **7 250 188** | – |

**NOTE 11 IMPÔTS SUR LES BÉNÉFICES**

La Fiducie comptabilise les impôts futurs selon la méthode du passif fiscal; les différences entre la valeur comptable et la valeur fiscale des actifs ou des passifs sont utilisées pour calculer les passifs ou les actifs d'impôts futurs.

Les impôts futurs inscrits ne correspondent pas au montant obtenu en appliquant le taux d'imposition combiné prévu par les lois fédérale et provinciales du Canada au montant du bénéfice avant impôts sur les bénéfices de la période. Les écarts sont les suivants :

| | Période allant du 23 août au 31 décembre 2002 | 2002 | 2001 |
|---|---|---|---|
| Bénéfice avant impôts sur les bénéfices et autres impôts | **10 465 725 $** | **27 929 825 $** | 55 646 369 $ |
| Taux d'imposition combiné prévu par les lois fédérale et provinciales | **42,22 %** | **42,22 %** | 42,62 % |
| Impôts sur les bénéfices prévus calculés aux taux prévus par la loi | **4 418 629 $** | **11 791 972 $** | 23 716 482 $ |
| Ajout (déduction) des incidences fiscales des éléments suivants : | | | |
| Redevances à la Couronne non déductibles | **3 218 082** | **9 281 286** | 12 605 642 |
| Déduction relative aux ressources | **(2 741 576)** | **(7 785 742)** | (12 165 708) |
| Crédit d'impôt de l'Alberta au titre des redevances | **(30 942)** | **(165 552)** | (244 053) |
| Réduction du taux d'imposition provincial | **–** | **(399 161)** | (615 102) |
| Bénéfice attribuable à la Fiducie non assujetti à l'impôt sur les bénéfices | **(4 685 229)** | **(4 685 229)** | – |
| Impôt sur le capital | **276 208** | **911 102** | 413 411 |
| Autres | **(149 445)** | **(224 092)** | (206 059) |
| Impôts sur les bénéfices et autres impôts | **305 727 $** | **8 724 584 $** | 23 504 613 $ |

Les composantes des passifs d'impôts futurs aux 31 décembre 2002 et 2001 sont les suivantes :

| | 2002 | 2001 |
|---|---|---|
| Excédent de la valeur comptable des immobilisations sur leur valeur fiscale | **45 312 927 $** | 36 858 847 $ |
| Provision pour restauration et abandon des lieux | **(934 438)** | (934 438) |
| Autres | **(1 745 003)** | (155 680) |
| Impôts futurs | **42 633 486 $** | 35 768 729 $ |

## NOTE 12 OPÉRATIONS ENTRE APPARENTÉS

a) La Fiducie compte trois administrateurs qui sont également administrateurs de Storm Energy Ltd., une société pétrolière et gazière cotée en Bourse.

En vertu du plan d'arrangement, présenté à la note 3, la Fiducie possède une convention de services techniques avec Storm Energy Ltd. qui est entrée en vigueur le 23 août 2002 et qui arrive à échéance le 30 juin 2003. Conformément à cette convention, la Fiducie paie des frais mensuels de 350 000 $ pour des services techniques et administratifs.

Des débiteurs et des créditeurs à l'égard de Storm Energy Ltd. découlent d'opérations dans le cours normal des activités. Au 31 décembre 2002, la Fiducie doit environ 9,4 M$ à Storm Energy Ltd. et possède un débiteur de 10,5 M$ auprès d'une filiale de Storm Energy Ltd.

b) Au cours de 2002, la Fiducie et l'entité qu'elle a remplacée ont payé 114 000 $ pour des services juridiques fournis par un cabinet où un administrateur actuel de la Fiducie est associé, et elles ont payé 539 200 $ pour des services juridiques fournis par un cabinet où un ancien administrateur de la Fiducie est associé.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
FET Resources Ltd./Focus Energy Trust Announces the Increase to the FET Exchangeable Shares Exchange Ratio Effective May 15, 2003

Focus Energy Trust - FET.UN -TSX
FET Resources Ltd. - FTX -TSX

CALGARY, May 1 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.08068 to 1.09291. Such increase will be effective on May 15, 2003.

The following are the details on the calculation of the Exchange Ratio:
<<

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio (xx) | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| April 30, 2003 | 1.08068 | $0.14 | $11.4463 | 0.01223 | May 15, 2003 | 1.09291 |

>>

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.
%SEDAR: 00018353E

/For further information: Focus Energy Trust, FET Resources Ltd., Derek Evans, President or William Ostlund, Chief Financial Officer, 403-781-8409/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 18:36e 01-MAY-03

NEWS RELEASE

# FOCUS ENERGY TRUST ANNOUNCES FIRST QUARTER RESULTS

**CALGARY, May 15, 2003 –** Focus Energy Trust ("Focus") (FET.UN – TSX and FTX – TSX) released today its consolidated financial and operating results for the first quarter of 2003.

As Focus is the successor organization to Storm Energy Inc., information for the quarter ended March 31, 2003, along with comparative information for the quarter ended March 31, 2002, is provided. Comparative information at March 31, 2002 is for Storm Energy Inc. prior to the reorganization.

| (000's of dollars, except where indicated) | Three Months Ended, March 31, 2003 | 2002 |
|---|---|---|
| **FINANCIAL** | | |
| Oil and gas revenue, before royalties | **28,498** | 28,424 |
| Cash flow from operations | **16,715** | 17,817 |
| Per Unit - basic | **$ 0.57** | $ 0.64 |
| - diluted | **$ 0.57** | $ 0.62 |
| Net income | **7,960** | 6,793 |
| Per Unit - basic | **$ 0.27** | $ 0.24 |
| - diluted | **$ 0.27** | $ 0.24 |
| Capital expenditures, net | **9,214** | 27,001 |
| Long term debt plus working capital | **38,767** | 74,967 |
| Common shares outstanding | | 27,845 |
| Total Trust Units - outstanding (i) | **29,180** | |
| **OPERATIONS** | | |
| Average daily production | | |
| Crude oil (bbls/d) | **2,444** | 6,241 |
| NGLs (bbls/d) | **471** | 486 |
| Natural gas (mcf/d) | **34,158** | 30,507 |
| Barrels of oil equivalent (boe/d @ 6:1) | **8,608** | 11,811 |
| Average product prices received | | |
| Crude oil (CDN$/bbl) | **$ 50.42** | $ 32.70 |
| Hedge gain (loss) (CDN$/bbl) | **$ (4.58)** | $ 0.50 |
| NGLs (CDN$/bbl) | **$ 42.59** | $ 20.93 |
| Natural gas (CDN$/mcf) | **$ 7.81** | $ 2.85 |
| Hedge gain (loss) (CDN$/mcf) (ii) | **$ (1.97)** | $ 0.38 |
| Netback (incl. hedging) per BOE | | |
| Revenue | **$ 36.77** | $ 26.74 |
| Royalties, net of ARTC | **(12.31)** | (5.74) |
| Production expenses | **(3.36)** | (3.26) |
| Netback | **$ 21.10** | $ 17.74 |
| Wells drilled | | |
| Gross | **9.0** | 24.0 |
| Net | **3.8** | 16.0 |
| Success rate | **89%** | 74% |
| **TRUST UNIT TRADING STATISTICS** | | |
| Unit prices *(based on daily closing price)* | | |
| High | **$ 11.74** | |
| Low | **$ 10.05** | |
| Close | **$ 11.30** | |
| Daily average trading volume | **110,116** | |

*(i) Total Trust Units being Trust Units and Exchangeable Shares converted at exchange ratio of 1.06840*

*(ii) Based on hedging settlements, excludes mark-to-market amount of $(0.43) per mcf for period ended March 31, 2003*

## Highlights

- Successful completion of Tommy Lakes winter development program with 12 new producing gas wells
- Cashflow from operations for the first quarter of 2003 of $16.7 million, or $0.57 per Unit, a 21% increase compared to the fourth quarter of 2002
- Increase in the 2003 capital budget by $2.6 million to take advantage of natural gas opportunities
- On April 10, 2003, Focus announced its second increase in monthly distributions, with distributions for the second quarter of 2003 set at $0.14 per Unit

## Message to Unitholders

We are pleased with the results of the first quarter of 2003, in particular, the successful completion of our Tommy Lakes winter drilling program. We continue to be pleasantly surprised with the performance of the Trust's asset base and its ability to provide further opportunities for us to create additional value for our Unitholders.

The Tommy Lakes 2002 / 2003 winter development program consisted of the drilling of eleven wells and the refracturing of six wells. We successfully completed 10 of the 11 wells drilled over the winter and subsequently tied them in along with two wells that had been drilled the previous winter. These wells came on-stream in late February or in March, allowing us to sell flush volumes at peak winter gas prices. Focus is the operator of these projects and lands with an average working interest of 50% in the area. Significant drilling inventory and excess gas plant capacity remain at Tommy Lakes to support drilling programs of approximately the same size for the next two winter drilling seasons.

The Trust also participated in the drilling of three other wells during the quarter, which resulted in two new oil wells and one new gas well being placed on production. With respect to the balance of the year, we are expanding our capital program by $2.6 million to $14.6 million in order to take advantage of additional natural gas opportunities on our lands. These additional funds will be used for development programs in the third and fourth quarters of 2003.

Volumes for the first quarter were approximately 200 BOE per day behind our estimate due to persistent third party processing plant problems in January and February at the plant through which all of our Tommy Lakes volumes flow. These problems have been corrected and are not expected to impact production volumes on a go forward basis. We continue to forecast that volumes for 2003 will average approximately 8,400 BOE per day.

First quarter commodity prices were exceptionally strong and provided cash flow in excess of our expectations. As we anticipate that the price of crude oil may be materially lower for the remainder of the year, the cash surplus built up in the first quarter will be utilized to maintain distribution levels throughout the balance of the year, increase the capital program, or reduce debt.

## Outlook

The acquisition market in 2003 looks to be well supplied with oil and gas properties, with the estimate of assets to be sold in the $3 - $6 billion range. We continue to look for acquisition opportunities that will increase our portfolio of high quality assets and that have material on-going development opportunities that compliment our existing asset base.

The Tommy Lakes program and the ongoing ability of our asset base to continue to provide further opportunities for us to create value for our Unitholders is a testament to the quality of the asset base which forms the foundation of the Trust. The existing inventory of development work within the Trust today allows us to be patient and disciplined in our review of acquisition opportunities.

We have been successful in attracting a group of individuals to work with us who share our enthusiasm for the business, have a passion to succeed, and exhibit a unique chemistry that provides for quick and responsive decision making.

The Trust is on a solid financial footing with an extremely low debt to cash flow ratio of 0.6 times and forecasted debt reduction associated with our Exchangeable Shares of $10 million in 2003.

With this strong foundation, experienced team and strong financial position, Focus is well positioned to take advantage of opportunities that will arise from the ongoing consolidation in the Canadian oil and gas industry, as well as to continue to surface value on its existing asset base.

Sincerely,

Derek W. Evans
Director, President and Chief Executive Officer

# Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") should be read in conjunction with Focus's annual MD&A and audited consolidated financial statements for the year ended December 31, 2002. Barrels of oil equivalent ("BOE") have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

## Reorganization per Plan of Arrangement Effective August 23, 2002

On August 20, 2002 the shareholders of Storm Energy Inc. approved the Plan of Arrangement which resulted in Focus Energy Trust commencing operations on August 23, 2002. Trust operations commenced with the new legal structure and business mandate pursuant to the Trust Indenture dated July 15, 2002, and with a new management team.

The Trust retained approximately 75 percent of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe in Alberta, as well as approximately 40 percent of the working interests in the oil producing areas in the Red Earth area of northern Alberta. This represented approximately 96 percent of the natural gas production and 46 percent of the oil production of Storm Energy Inc. prior to the Plan of Arrangement.

FET Resources Ltd., a wholly owned subsidiary of Focus, owns the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002.

The financial and operating results for the three months ended March 31, 2003 reflect the operations and assets of the Trust. The financial and operating results for the three months ended March 31, 2002 reflect the operations and assets of Storm Energy Inc. before the Plan of Arrangement.

## Production Revenue

Production volumes in the first quarter of 2003 averaged 8,608 boe/d, two percent higher than in the fourth quarter of 2002. The natural gas volumes in the quarter were negatively impacted by third party processor operations in British Columbia. During the first quarter of 2003, Focus completed its 2002/2003 winter program at Tommy Lakes which comprised the drilling of eleven wells, refracing of six wells, and the tie-in of two wells from the prior winter drilling season. This program resulted in seven new producing wells in February and five new producing wells in March.

| Production for the Three Months Ended | March 31, 2003 | December 31, 2002 | March 31, 2002 |
|---|---|---|---|
| Crude oil (bbls/d) | **2,444** | 2,469 | 6,241 |
| NGLs (bbls/d) | **471** | 464 | 486 |
| Natural gas (mcf/d) | **34,158** | 32,911 | 30,507 |
| Total (boe/d) | **8,608** | 8,418 | 11,811 |

Compared to the first quarter of 2002, production volumes in the first quarter of 2003 were 27 percent lower primarily as a result of the transfer out of oil producing assets as per the Plan of Arrangement.

Production revenue in the first quarter of 2003 was $28.5 million, 17 percent higher than $24.4 million in the fourth quarter of 2002 reflecting both higher realized commodity prices and slightly higher production volumes. Average product prices, after hedging settlements, realized for the first quarter of 2003 were $45.84 per barrel for crude oil and $5.84 per mcf of natural gas, compared with $37.90 per barrel of crude oil and $4.83 per mcf of natural gas in the fourth quarter of 2002. Focus benefited from the significant increase in commodity prices during the first quarter of 2003, however the impact of higher prices was dampened as a result of 41 percent of crude oil volumes and 61 percent of natural gas volumes being hedged during the period.

Compared to the first quarter of 2002, production revenue was $28.4 million, essentially flat to the $28.5 million realized in the first quarter of 2003 as higher realized commodity prices offset reduced volumes. The realized product prices, after hedging adjustments, for the first quarter of 2002 were $33.20 per barrel of crude oil and $3.23 per mcf of natural gas.

## Hedging

Focus utilizes a hedging program to manage exposure to fluctuations in commodity prices, to provide greater certainty and stability to distributions, to protect Unitholder return on investment and to help ensure profitability of specific properties or acquisitions. During periods of high commodity prices, such as those experienced in the first quarter of 2003, this may result in opportunity costs for the Trust.

Production revenue for the first quarter of 2003 would have been $8.4 million higher had the Trust been unhedged. This reported loss relates to financial instruments associated with commodity and foreign exchange contracts and compares to a net loss of $2.1 million in the fourth quarter of 2002. The first quarter hedging loss consists of $1.0 million related to crude oil and $7.4 million related to natural gas. Included in the natural gas hedging loss is $1.3 million related to a contract for a natural gas ceiling which is accounted for based on the mark to market value.

Focus currently has a combination of fixed price arrangements and collars that provide price protection on approximately 54 percent of natural gas volumes for April to December 2003 with a minimum reference price of CDN$5.69 per mcf. For April to December 2003, fixed price swaps and collars represent approximately 43 percent of expected crude oil volumes with a minimum reference price of CDN$40.55 per barrel (approximately US$ WTI $28.68). A full description of the outstanding financial instruments for

commodity and foreign exchange is contained in Note 7 of the unaudited interim consolidated financial statements for the three months ended March 31, 2003. All of the commodity and foreign exchange contracts have been entered into with parties that represent minimal counterparty risk.

## Royalties

Royalties, excluding hedging and net of Alberta royalty tax credit, as a percentage of revenue was 25.9 percent in the first quarter of 2003 consisting of 25.5 percent for crude oil and 26.4 percent for natural gas. This is slightly higher than the 24.9 percent in the fourth quarter of 2002 and 3.4 percent higher than the 22.5 percent in the first quarter of 2002 reflecting higher realized commodity prices.

The effective royalty percentage in the first quarter of 2003, based on production income after deducting hedging settlements, was 28.0 percent for crude oil and 35.3 percent for natural gas. Hedging gains do not attract royalties and hedging losses are not a reduction for royalty calculations.

## Other Income

Other income primarily consists of third party processing and treating fees. Focus earns third party treating and processing income at our facilities at Kotcho, British Columbia and at our facilities in the Sylvan Lake and Golden areas of Alberta. Other income for the first quarter of 2003 was $0.9 million compared to $0.8 million in the fourth quarter of 2002 reflecting $0.1 million of road use income received in first quarter.

Other income was higher than the $0.5 million reported in the first quarter of 2002 largely due to increased third party volumes processed at the Kotcho facilities.

## Production Expenses

Production expenses for the first quarter of 2003 were $3.36 per boe compared to $3.04 per boe in the fourth quarter of 2002 and $3.26 per boe in the first quarter of 2002. The increase in operating costs is largely due to increased power costs and increased maintenance and chemical costs associated with wells and facilities in winter-only access areas.

## Technical Services Agreement

Focus has a Technical Services Agreement with Storm Energy Ltd. through which Focus receives services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. This arrangement expires on June 30, 2003. This is the only transitional agreement between Focus Energy Trust and Storm Energy Ltd.

## General and Administrative Expenses

General and administrative expenses, net of operating and capital recoveries, for the first quarter of 2003 were $406,000 compared to $591,000 for the fourth quarter of 2002. General and administrative expenses for the first quarter of 2003 include $464,000 associated with the Executive Bonus Plan, compared to $413,000 for the fourth quarter of 2002. The decrease in net general and administrative expenses results from increased capital recoveries associated with being the Operator for the winter development program at Tommy Lakes. Capital recoveries to the Operator are based on a percentage of the total capital program managed. Significantly all of the capital program of Focus is operated by Focus, and is conducted during the winter season. As such, almost all of the capital recoveries occur in the winter months.

No general and administrative expenses were capitalized in 2003 or 2002.

**General and Administrative**
**Three months ended**

| (thousands) | **March 31, 2003** | December 31, 2002 | March 31, 2002 |
|---|---|---|---|
| Gross G&A | **$889** | $830 | $1,290 |
| Overhead recoveries – operating | **(224)** | (192) | (319) |
| Overhead recoveries - capital | **(259)** | (48) | (596) |
| Net G&A | **$406** | $591 | $375 |
| Per boe | **$0.52** | $0.76 | $0.35 |

## Interest and Financing Expense

Interest and financing expenses for the first quarter of 2003 were $396,000 compared to $718,000 in the fourth quarter of 2002 reflecting significantly lower average debt levels. Compared to the first quarter of 2002, interest and financing expenses were $613,000 as both average debt levels and interest rates were higher.

### Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The depletion and depreciation rate for the first quarter of 2003 and the fourth quarter of 2002 was $7.62 per boe. This rate reflects the specific oil and gas properties owned by the Trust and incorporates the results of the independent reserve report dated December 31, 2002. The depletion and depreciation rate includes $28.5 million of future capital investment associated with the proven reserves in the reserve report. The depletion and depreciation expense for the first quarter of 2003 and for the fourth quarter of 2002 was $5.9 million. The depletion and depreciation expense reported in the first quarter of 2002 was $6.5 million or $6.12 per boe.

The provision for site restoration and abandonment of $0.2 million for the first quarter of 2003 represents a rate of $0.21 per boe compared to $0.19 per boe reported in the fourth quarter of 2002. The increase reflects higher abandonment costs associated with new wells and infrastructure in the Tommy Lakes area. The site restoration expense reported in the first quarter of 2002 was $0.40 per boe or $0.4 million.

Focus has established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. The funding related to the operations of the Trust to December 31, 2002 of approximately $0.2 million was made in the first quarter.

## Income and Other Taxes

**Three Months Ended**

| (thousands) | **March 31, 2003** | December 31, 2002 | March 31, 2002 |
|---|---|---|---|
| Future income tax | **$1,120** | $(1,150) | $4,088 |
| Current income tax | **50** | - | 479 |
| | **1,170** | (1,150) | 4,567 |
| Large corporations tax | **205** | 249 | 111 |
| Income and other taxes | **$1,375** | $(901) | $4,678 |

At March 31, 2003, Focus has a future income tax liability of $43.8 million. Under Focus's structure, payments are made between FET Resources Ltd ("FET") and Focus transferring both income and future tax liability from FET to the individual Unitholders. Therefore it is the opinion of management that payments from FET through to Focus will greatly reduce or eliminate future income taxes. These payments in a period reduce future income tax liabilities previously recorded by FET, and are recognized as a recovery of income tax in the period incurred.

Proposed income tax changes for resource companies introduced in the Federal Government's 2003 Economic Statement and Budget Update may have a significant impact on the future income tax liability currently provided. As indicated in the Budget statement, the Federal Government proposes to change the taxation of resource income by:

- reducing the federal statutory corporate income tax rate on resource income from 28 to 21 percent over five years, beginning with a one percent reduction in 2003,
- permitting a deduction for actual provincial and other crown royalties paid and eliminating the existing resource allowance deduction, and
- eliminating the federal Large Corporations Tax (LCT) of 0.225 percent of taxable capital employed in Canada over a five year period.

The impact of such proposed changes will not be recorded until the changes are substantively enacted.

## Cash Flow from Operations and Net Income

The total changes in revenue and expenses outlined above resulted in an increase in earnings of $1.2 million to $8.0 million for the first quarter of 2003 compared to $6.8 million in the first quarter of 2002.

## Capital Expenditures

**Three Months Ended**

| (thousands) | **March 31, 2003** | December 31, 2002 | March 31, 2002 |
|---|---|---|---|
| Land | $4 | $31 | $550 |
| Seismic | - | - | 650 |
| Drilling and completion | 5,144 | 1,545 | 18,600 |
| Total exploration and development | 5,148 | 1,576 | 19,800 |
| Facilities, equipment and workovers | 4,062 | 1,465 | 7,286 |
| Acquisitions | - | 605 | 20 |
| Dispositions | - | - | - |
| Net operations | 9,210 | 3,646 | 27,106 |
| Field inventory | - | - | (140) |
| Administration assets | 4 | 16 | 35 |
| Net capital expenditures | $9,214 | $3,662 | $27,001 |

For the three months ended March 31, 2003 capital expenditures were $9.2 million up 152 percent from the $3.7 million expended in the fourth quarter of 2002 as a result of the 2002/2003 winter development program mostly being conducted in 2003. The winter capital program of Focus was focused on development of natural gas properties at the Tommy Lakes property in northeast British Columbia. First

quarter drilling activity amounted to nine gross wells with a success rate of 89 percent compared to seven gross wells with a 100 percent success rate in the fourth quarter of 2002.

Approximately $2.0 million was spent on well tie-ins primarily in the Tommy Lakes area and approximately $0.5 million was spent on workovers in the first quarter of 2003.

Capital expenditures of Storm Energy Inc. in the first quarter of 2002 reflect the growth activities of an active exploration and production company. During this time, the Company drilled 16 net wells (24 gross) with a success rate of 74 percent.

## Capitalization and Financial Resources

As at March 31, 2003 the Trust had a working capital deficiency of $9.5 million compared with working capital of $15.3 million as at December 31, 2002. The working capital deficiency reflects the capital intensive nature of our program in the first quarter. Working capital at December 31, 2002 included $14.7 million of short term funds on deposit held by a subsidiary. These investments matured and the cash was applied to the long term debt early in 2003.

Bank debt outstanding at March 31, 2002 was $29.3 million. Focus has a $70.0 million revolving term credit facility with a Canadian financial institution, secured by the Trust's oil and gas properties. The current credit facility revolves until May 31, 2003.

The Trust benefits from the retention of cash related to Exchangeable Shares. The holders of Exchangeable Shares do not receive monthly cash distributions, but instead have an adjustment each month to the Exchange Ratio based on the distribution paid on Trust Units. At April 30th, there were 5,283,208 Exchangeable Shares outstanding. The conversion of Exchangeable Shares into units is at the sole discretion of the holders of the Exchangeable Shares.

### Capitalization Table

| ($ thousands except per unit and percent amounts) | **March 31, 2003** | December 31, 2002 |
|---|---|---|
| Long term debt | 29,250 | 51,801 |
| Less: Working capital (deficiency) | (9,517) | 15,267 |
| Net debt | 38,767 | 36,534 |
| Units outstanding and issuable for Exchangeable Shares | 29,180 | 28,966 |
| Market price at end of period | $11.30 | $10.15 |
| Market capitalization | 329,734 | 294,005 |
| Total capitalization | 368,501 | 330,539 |
| Net debt as a percentage of total capitalization | 11% | 11% |
| Cash flow (i) | 66,861 | 52,946 |
| Net debt to cash flow (i) | 0.58 | 0.69 |

*(i) March 31, 2003 is based on first quarter cash flow annualized. December 31, 2002 is based on the cash flow of the Trust for the 131 day period annualized.*

### Cash Distributions

Focus has distributed cash flow of $0.515 per unit to date in 2003 being $0.11 per unit in January and $0.135 per unit in each of February, March and April. On April 10, 2003, Focus announced a distribution policy of monthly distributions of $0.14 per trust unit on each of May 15, June 16 and July 15. The distribution policy incorporates the withholding of approximately 15 to 20 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long term.

Focus Energy Trust announces its distribution policy on a quarterly basis, and the actual amount of the cash distribution is dependent on the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow as determined by the Board of Directors.

Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income. Of the $0.515 per unit distributed to date in 2003, $0.153 was accrued in the calculation of 2002 taxable income.

The Exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

## Consolidated Balance Sheets

| | **March 31, 2003** | December 31, 2002 |
|---|---|---|
| | **(unaudited)** | (Notes 1 and 3) |
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | **$ 6,477** | $ 14,705,034 |
| Accounts receivable | **28,222,240** | 24,485,558 |
| Prepaid expenses | **888,261** | 1,081,605 |
| | **29,116,978** | 40,272,197 |
| **Capital assets** | **161,609,331** | 158,299,726 |
| **Reclamation fund** | **200,000** | - |
| | **$ 190,926,309** | $ 198,571,923 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | **$ 32,787,009** | $ 19,805,189 |
| Cash distributions payable | **3,161,974** | 3,846,991 |
| Commodity contract | **2,685,205** | 1,353,067 |
| | **38,634,188** | 25,005,247 |
| **Long term debt** [note 4] | **29,250,000** | 51,801,000 |
| **Provision for site restoration and abandonment** | **2,506,428** | 2,343,734 |
| ***Future income taxes*** | **43,753,589** | 42,633,486 |
| | **114,144,205** | 121,783,467 |
| **UNITHOLDERS' EQUITY** | | |
| Unitholders' capital [note 5] | **34,899,870** | 33,908,902 |
| Exchangeable shares [note 5] | **8,775,427** | 9,628,379 |
| Accumulated income | **52,308,068** | 44,348,355 |
| Accumulated cash distributions | **(19,201,261)** | (11,097,180) |
| | **76,782,104** | 76,788,456 |
| | **$190,926,309** | $ 198,571,923 |

*See Notes to Consolidated Financial Statements*

Approval on behalf of the Board:

STUART G. CLARK
*Director*

GERALD A. ROMANZIN
*Director*

## Consolidated Statements of Income and Accumulated Earnings (unaudited)

| | Three Months Ended, March 31, 2003 | 2002 (Note 1) |
|---|---|---|
| **Revenue** | | |
| Production revenue | $ 28,497,614 | $ 28,423,971 |
| Royalties | (9,611,830) | (6,227,056) |
| Alberta Royalty Tax Credit | 72,417 | 123,288 |
| Facility income | 854,525 | 539,147 |
| Interest income | 41,874 | - |
| | 19,854,600 | 22,859,350 |
| **Expenses** | | |
| Production | 2,600,477 | 3,463,828 |
| Technical Services Agreement | 1,050,000 | - |
| General and administrative | 405,694 | 375,170 |
| Interest and financing | 396,187 | 612,642 |
| Depletion and depreciation | 5,904,404 | 6,509,852 |
| Provision for site restoration and abandonment | 162,694 | 426,866 |
| | 10,519,456 | 11,388,358 |
| **Income before income and other taxes** | 9,335,144 | 11,470,992 |
| **Income and other taxes** | | |
| Future income tax expense | (1,120,103) | (4,087,535) |
| Current and large corporations tax | (255,328) | (590,327) |
| | (1,375,431) | (4,677,862) |
| **Net income for the period** | 7,959,713 | 6,793,130 |
| **Accumulated income, beginning of period** | 44,348,355 | 51,676,090 |
| **Accumulated income, end of period** | $ 52,308,068 | $ 58,469,220 |
| **Net income per Unit** | | |
| Basic | $ 0.27 | $ 0.24 |
| Diluted | $ 0.27 | $ 0.24 |

## Consolidated Statements of Cash Flows (unaudited)

| | Three Months Ended, March 31, 2003 | 2002 |
|---|---|---|
| | | (Note 1) |
| **Operating activities** | | |
| Net income for the period | $ **7,959,713** | $ 6,793,130 |
| Add non-cash items: | | |
| Non-cash general and administrative expenses | **231,804** | - |
| Unrealized (gain) loss on commodity contract | **1,332,138** | - |
| Depletion and depreciation | **5,904,404** | 6,509,852 |
| Provision for site restoration and abandonment | **167,023** | 426,866 |
| Future income tax expense | **1,120,103** | 4,087,535 |
| **Cash flow from operations** | **16,715,185** | 17,817,383 |
| Actual site restoration paid | **(4,329)** | - |
| Net change in non-cash working capital items | **10,105,317** | (1,859,319) |
| | **26,816,173** | 15,958,064 |
| **Financing activities** | | |
| Proceeds from exercise of stock options | **-** | 207,503 |
| Increase (decrease) in long term debt | **(22,551,000)** | 10,920,441 |
| Cash distributions | **(8,789,098)** | - |
| | **(31,340,098)** | 11,127,944 |
| **Investing activities** | | |
| Capital asset additions | **(9,214,009)** | (27,001,315) |
| Reclamation fund contributions | **(200,000)** | - |
| Net change in non-cash working capital items | **(760,623)** | (84,693) |
| | **(10,174,632)** | (27,086,008) |
| **Increase in cash and cash equivalents during the period** | **(14,698,557)** | - |
| Cash and cash equivalents, beginning | **14,705,034** | - |
| **Cash and cash equivalents, ending** | $ **6,477** | $ - |

March 31, 2003 and 2002 (unaudited)

## 1. STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a wholly-owned subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

Prior to the implementation of the Plan of Arrangement on August 23, 2002, the consolidated financial statements included the accounts of the Storm Energy Inc. and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc. The consolidated financial statements of Focus Energy Trust include the accounts of the Trust, its subsidiaries (the Company and FET Gas Production Ltd.), and its share of a partnership. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and, except as outlined below, are consistent with the accounting policies set out in the 2002 Annual Report of Focus Energy Trust.

## 2. SUMMARY OF ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies as the most recent annual financial statements. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2002 Annual Report.

## 3. TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd. certain assets on August 23, 2002 being producing and exploratory oil and gas properties, administrative assets and working capital, and an allocation of long term debt. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

| | |
|---|---|
| Petroleum and natural gas properties and equipment | $49,739,821 |
| Office furniture and equipment | 348,714 |
| Leasehold improvements | 37,454 |
| Net working capital | 1,575,566 |
| Future income tax asset | 191,551 |
| Total assets transferred | 51,893,106 |
| Long term debt | 24,292,399 |
| Provision for site restoration and abandonment | 1,067,731 |
| Net assets transferred and reduction in retained earnings | $26,532,976 |

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

## 4. LONG TERM DEBT

The Company has a revolving term facility with a Canadian financial institution. The Company has $70 million available under this facility. Advances bear interest at the bank's prime rate. The facility is subject to annual review by the bank and if certain conditions are not met the facility becomes a two year term loan with the first repayment due within 366 days. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

## 5. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

| **Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)** | Number of Units | Consideration |
|---|---|---|
| Trust Units outstanding *(i) (see (a) below)* | 23,422,028 | $34,899,870 |
| Trust Units issuable on conversion of Exchangeable Shares *(ii) (see (b) below)* | 5,757,787 | 8,775,427 |
| Balance as at March 31, 2003 | 29,179,815 | $43,675,297 |

i. *An unlimited number of Trust Units may be issued pursuant to the Trust Indenture*

ii. *The exchange ratio at March 31, 2003 was 1.06840 Trust Units for each Exchangeable Share*

| **(a) Trust Units of Focus Energy Trust** | Number of Units | Consideration |
|---|---|---|
| Balance as at December 31, 2002 | 22,804,905 | $33,908,902 |
| Issued on conversion of Exchangeable Shares *(i)* | 603,283 | 852,952 |
| Issued pursuant to the Executive Bonus Plan *(ii)* | 13,840 | 138,016 |
| Balance as at March 31, 2003 | 23,422,028 | $34,899,870 |

i. *Issued on conversion of Exchangeable Shares with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged*

ii. *Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.*

| **(b) Exchangeable Shares of FET Resources Ltd.** | Number of Shares | Consideration |
|---|---|---|
| Balance as at December 31, 2002 | 5,964,335 | $ 9,628,379 |
| Exchanged for Trust Units *(i)* | (575,167) | (852,952) |
| Balance as at March 31, 2003 | 5,389,168 | $ 8,775,427 |

i. *Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged*

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to March 31, 2003, a total of 575,167 Exchangeable Shares were converted into 603,283 Trust Units at exchange ratios prevailing at the time. The exchange ratio at the time of issuance on August 23, 2002 was one Trust Unit for each Exchangeable Share. At March 31,2003, the exchange ratio was 1.06840 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

## 6. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Rights Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares.

The initial exercise price of rights granted under the Rights Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

| | Number of Rights | Weighted Average Exercise Price |
|---|---|---|
| Granted | 360,000 | $ 9.81 |
| Reduction of exercise price | | (0.61) |
| Balance as at March 31, 2003 | 360,000 | $ 9.20 |

A summary of the plan as at March 31, 2003 is as follows:

| Exercise Price at Grant Date | Adjusted Exercise Price | Number of Rights Outstanding | Remaining Contractual Life of Right (years) | Number of Rights Exercisable |
|---|---|---|---|---|
| $ 9.62 | $ 8.91 | 280,000 | 4.44 | - |
| $ 10.10 | $ 9.72 | 40,000 | 4.72 | - |
| $ 10.87 | $ 10.74 | 40,000 | 4.87 | - |
| $ 9.81 | $ 9.20 | 360,000 | 4.52 | - |

The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost, if any, over the vesting period. As the exercise price of the rights granted approximates the market price of the Trust Units at the date of grant, no compensation cost has been recognized in the statement of income.

As previously stated, the exercise price of the rights granted under the Rights Plan may be reduced in future periods in accordance with the terms of the Rights Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, the purchase and sale of capital assets, and debt repayment. Therefore, it is not possible to determine a fair value for the rights granted under the Rights Plan.

As it is not possible to determine the fair value of rights granted under the Rights Plan, compensation cost for pro forma disclosure purposes has been determined based on the amount that the market price of the Trust Units exceeds the exercise price at the date of the financial statements. For the quarter ended March 31, 2003, net income would be reduced by approximately $439,000 or $0.01 per Trust Unit for the estimated compensation cost associated with the Rights Plan.

## 7. FINANCIAL INSTRUMENTS

The following contracts were outstanding at March 31, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $9,146,985.

| **Commodity Contracts** | Daily Quantity | Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Crude oil - fixed price | 700 bbls | $ 39.80 | Cdn | WTI | October 2002 - August 2003 |
| | 300 bbls | $ 39.90 | Cdn | WTI | October 2002 - August 2003 |
| | 500 bbls | $ 41.80 | Cdn | WTI | September 2003 - August 2004 |
| Crude oil – costless collar | 500 bbls | $41.00-63.00 | Cdn | WTI | April 2003 |
| | 500 bbls | $41.00-58.85 | Cdn | WTI | May 2003 |
| | 500 bbls | $41.00-55.35 | Cdn | WTI | June 2003 |
| | 500 bbls | $41.00-52.70 | Cdn | WTI | July 2003 |
| | 500 bbls | $41.00-50.25 | Cdn | WTI | August 2003 |
| Natural gas - fixed price | 3,000 MMBTU | $ 5.02 | Cdn | Sumas | October 2002 - October 2003 |
| | 7,000 MMBTU | $ 5.18 | Cdn | Sumas | November 2002 - October 2003 |
| Natural Gas – costless collar | 5,000 GJ | $5.56-6.75 | Cdn | AECO | April 2003 - October 2003 (excl July) |
| | 6,420 GJ | $5.75-8.03 | Cdn | AECO | November 2003 - March 2004 |
| Natural Gas – floor *(i)* | 8,420 GJ | $4.75 | Cdn | AECO | April 2003 - October 2003 |

*i. related to ceiling described below.*

The following natural gas ceiling commodity contract is recorded on a mark to market basis as the contract does represent an effective hedge. A liability of $2,685,205 is recorded on the consolidated balance sheet at March 31, 2003:

| **Commodity Contract** | Daily Quantity | Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Natural gas - ceiling | 8,420 GJ | $4.90 | Cdn | AECO | April 2003 - October 2003 |

In addition to the financial contracts described above, the Trust has a physical contract to sell 5,000 MMBTU of natural gas per day at Sumas for $8.21 per MMBTU for the period of November 2003 to March 2004.

## 8. PER UNIT AMOUNTS

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Net income per unit is as follows:

| | 2003 | 2002 |
|---|---|---|
| Basic | $ 0.27 | $ 0.24 |
| Diluted | $ 0.27 | $ 0.24 |

*i Basic per unit calculations are based on the weighted average number of Trust Units outstanding in 2003 of 29,105,710 for the period January 1 to March 31 (27,826,225 common shares in 2002) which includes outstanding Exchangeable Shares converted at the quarter-end exchange ratio.*

*ii Diluted calculations include additional Trust Units in 2002 of 59,969 for the period January 1 to March 31 (1,075,026 additional shares in 2002) for the dilutive impact of the Rights Plan (stock option plan in 2002). There were no adjustments to net income in calculating dilutive per unit amounts.*

***Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength.***

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

**For further information, please contact:**

**Derek W. Evans**
**President and Chief Executive Officer**

or

**William D. Ostlund**
**Vice President Finance and Chief Financial Officer**

**Focus Energy Trust**
**3250, 205- 5th Avenue S.W.**
**Calgary, Alberta**
**T2P 2V7**
**Telephone: (403) 781-8409**
**Telecopier: (403) 781-8408**

## NEWS RELEASE

## FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR JUNE 16, 2003

**Calgary, May 15, 2003**— Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution for the month of May in the amount of Cdn. $0.14 per trust unit will be paid on June 16, 2003 to unitholders of record on May 31, 2003. The ex-distribution date is May 28, 2003.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

For further information, please contact:


Derek W. Evans<br>President and Chief Executive Officer

or

William D. Ostlund<br>Vice President Finance and Chief Financial Officer

Focus Energy Trust<br>3250, 205- 5th Avenue S.W.<br>Calgary, Alberta<br>T2P 2V7<br>Telephone: (403) 781-8409<br>Telecopier: (403) 781-8408

# FOCUS ENERGY TRUST

# NOTICE ANNUELLE

# 2002

**Le 16 mai 2003**

**TABLE DES MATIÈRES**

**Page**

## GLOSSAIRE

« **AcquisitionCo** » désigne FET Resources Ltd., filiale en propriété exclusive de la Fiducie;

« **acte de fiducie** » désigne l'acte de fiducie conclu en date du 15 juillet 2002 entre Valiant Trust Company et Storm;

« **actionnaire** » désigne un porteur d'actions ordinaires;

« **actionnaire exonéré d'impôt** » désigne le porteur d'actions ordinaires qui est exonéré d'impôt en vertu de la Partie I de la *Loi de l'impôt sur le revenu*;

« **actions de ExploreCo** » désigne les actions ordinaires du capital de Storm Energy Ltd.

« **actions échangeables** » désigne les actions échangeables de série A du capital de FET Resources Ltd.;

« **actions ordinaires** » désigne les actions ordinaires du capital de Storm;

« **actions ordinaires visées par une option** » désigne les actions ordinaires détenues par un actionnaire qui les a acquises au moment de la levée d'une option dans des circonstances donnant lieu à l'application du paragraphe 7 (1.1) ou (8) de la Loi de l'impôt, et que le porteur d'actions visées par une option a choisi d'échanger, conformément à la lettre d'envoi et formulaire de choix d'un porteur d'actions visées par une option, comme il est envisagé au paragraphe 3.1 e) du plan;

« **arrangement** » désigne l'opération décrite à la rubrique « Évolution générale de l'entreprise – Historique et évolution – Focus Energy Trust »;

« **avoirs miniers** » désigne les avoirs miniers canadiens au sens de la Loi de l'impôt;

« **BCAA** » désigne la *Business Corporations Act* (Alberta), L.R.A. 2000, c. B-9, en sa version modifiée, y compris le règlement y afférent;

« **billets** » désigne les billets à ordre subordonnés non garantis émis par FET Resources dans le cadre de l'arrangement;

« **billets de série B** » désigne les billets à ordre non garantis que AcquisitionCo peut émettre dans le cadre de l'arrangement;

« **cas d'insolvabilité** » désigne le fait que AmalgamationCo dépose une procédure en faillite, en insolvabilité ou en dissolution ou consente à ce qu'une telle procédure soit intentée à son encontre, le dépôt d'une requête, d'une défense ou d'un consentement en vue de sa dissolution ou de sa liquidation en vertu d'une loi sur la faillite ou l'insolvabilité ou d'une loi analogue, y compris la *Loi sur les arrangements avec les créanciers des compagnies* (Canada) et la *Loi sur la faillite et l'insolvabilité* (Canada) et le fait que AmalgamationCo ne conteste pas de telles procédures de bonne foi dans les quinze (15) jours après en avoir appris l'existence, le fait que AmalgamationCo consente au dépôt d'une telle requête ou à la nomination d'un séquestre, qu'elle fasse une cession générale de ses biens au profit de ses créanciers, ou qu'elle admette par écrit qu'elle est incapable de payer ses dettes à l'échéance ou encore le fait qu'elle ne puisse pas, conformément aux exigences en matière de solvabilité des lois applicables, racheter des actions échangeables dont le porteur a demandé le rachat conformément au paragraphe 6.6 des dispositions des actions échangeables;

« **CIAR** » désigne les crédits ou remboursements relatifs aux redevances à la Couronne qui sont payés ou crédités par la Couronne, notamment ceux payés ou crédités en vertu de la *Alberta Corporate Tax Act*, qui sont habituellement appelés les « crédits d'impôt de l'Alberta au titre des redevances »;

« **conseil d'administration** » ou « **conseil** » désigne le conseil d'administration de FET Resources ou ses successeurs;

« **convention de soutien** » désigne la convention de soutien conclue entre la Fiducie et AcquisitionCo à la date d'effet;

« **convention de vote et d'échange** » désigne la convention de vote et d'échange conclue à la date d'effet;

« **convention relative à la PBN** » désigne la convention relative à la participation aux bénéfices nets datée du 23 août 2002, conclue entre FET Resources et la Fiducie;

« **convention relative à l'arrangement** » désigne la convention datée du 16 juillet 2002 conclue entre Storm, AcquisitionCo, la Fiducie et Storm Energy Ltd., aux termes de laquelle ces parties ont proposé la mise en œuvre de l'arrangement;

« **cours d'une part de fiducie** » désigne, relativement à une part de fiducie à une date donnée, le cours moyen pondéré des parts de fiducie à la TSX pendant les dix (10) jours de bourse précédant cette date ou, si les parts de fiducie ne sont pas inscrites à la TSX, à toute autre bourse ou à tout autre système de cotation automatisé auquel les parts de fiducie sont inscrites ou cotées, selon le cas, choisi par le conseil d'administration à cette fin; toutefois, si le conseil d'administration juge que le placement auprès du public des parts de fiducie ou les opérations effectuées sur celles-ci pendant cette période ne permettent pas d'obtenir un cours moyen pondéré qui traduit la juste valeur marchande d'une part de fiducie, il établira lui-même le cours d'une part de fiducie, de bonne foi et à son entière discrétion, et sa décision sera finale et exécutoire;

« **date de clôture des registres aux fins d'une distribution** » désigne le dernier jour de chaque mois civil ou une autre date qui pourrait être fixée par le fiduciaire, sauf que le 31 décembre sera dans tous les cas une date de clôture des registres aux fins d'une distribution;

« **date d'effet** » désigne le 23 août 2003;

« **distribution** » désigne une distribution versée par la Fiducie à l'égard des parts de fiducie, exprimée par part de fiducie;

« **droit de vote spécial** » désigne le droit de vote spécial de la Fiducie, émis et attesté aux termes de l'acte de fiducie, qui est actuellement en circulation et donne droit aux avantages et fait l'objet des restrictions énoncés dans celui-ci;

« **droits d'achat** » désigne collectivement le droit d'achat en cas de liquidation, le droit d'achat en cas de rachat au gré de l'émetteur et le droit de rachat en cas de rachat au gré du porteur, au sens donné à ces expressions dans les dispositions des actions échangeables;

« **États-Unis** » ou « **É.-U.** » désigne les États-Unis d'Amérique;

« **FET Resources** » ou « **AmalgamationCo** » désigne FET Resources Ltd., société issue de la fusion de Storm et de AcquisitionCo dans le cadre de l'arrangement;

« **fiduciaire** » désigne Valiant Trust Company, ou tout autre fiduciaire, à quelque moment que ce soit, de Focus Energy Trust;

« **fiduciaire nommé aux termes de la convention de vote et d'échange** » désigne Valiant Trust Company, fiduciaire initial aux termes de la convention de vote et d'échange, ou tout autre fiduciaire nommé aux termes de celle-ci;

« **filiale** » désigne, en ce qui a trait à une personne, une personne morale, une société de personnes, une coentreprise, une association ou une autre entité dont plus de 50 % des droits de vote totaux rattachés aux actions, aux parts de propriété ou aux participations véritables donnant le droit de voter en vue de l'élection des administrateurs (ou des membres d'un conseil de direction comparable) appartiennent, directement ou indirectement, à une telle personne ou sont contrôlés, directement ou indirectement, par une telle personne;

« **filiale de la Fiducie** » désigne FET ExchangeCo Ltd., filiale en propriété exclusive de la Fiducie;

« **Focus** » ou la « **Fiducie** » désigne Focus Energy Trust, fiducie établie en vertu des lois de l'Aberta aux termes de l'acte de fiducie;

« **fusion** » désigne le fusion de AcquisitionCo et de Storm dans le cadre de l'arrangement;

« **gaz naturel** » désigne les hydrocarbures plus légers et les substances connexes non constituées d'hydrocarbures se trouvant naturellement dans un réservoir souterrain, qui sont essentiellement gazeux dans des conditions atmosphériques, mais peuvent contenir des liquides. Les estimations des réserves de gaz naturel qui sont présentées tiennent compte de l'aspect commercialisable des réserves, soit le gaz qui peut être acheminé à une canalisation de transport après le retrait de certains hydrocarbures et de certains composés non constitués d'hydrocarbures présents dans le gaz naturel brut et qui remplit des critères d'utilisation à titre de carburant domestique, commercial ou industriel;

« **jour ouvrable** » désigne un jour autre qu'un samedi, un dimanche ou un jour férié où les banques commerciales de l'endroit où une opération doit être effectuée sont ouvertes;

« **liquides de gaz naturel** » ou « **LGN** » désigne les composés d'hydrocarbures récupérés du gaz naturel brut sous forme de liquides au moyen d'un traitement dans des usines d'extraction ou récupérés à l'aide de séparateurs, de laveurs ou d'autres installations de collecte. Ces liquides comprennent les composants d'hydrocarbures que sont l'éthane, le propane, les butanes et les pentanes plus ou une combinaison de ceux-ci;

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada), L.R.C., 1985, c.1, 5[e] supplément, en sa version modifiée;

« **membre du groupe** » et « **personne ayant des liens** », lorsqu'ils indiquent le lien avec une personne physique ou morale, ont le sens qui est attribué aux termes « affiliate » et « associate », respectivement, dans la *Securities Act* (Alberta);

« **montant de constitution** » désigne la somme de cent dollars en monnaie légale du Canada versée par le constituant de la Fiducie au fiduciaire aux fins de la constitution de la Fiducie;

« **non-résident** » désigne (i) une personne qui ne réside pas au Canada aux fins de la Loi de l'impôt ou (ii) une société de personnes qui n'est pas une société de personnes canadienne aux fins de la Loi de l'impôt;

« **Paddock** » désigne Paddock Lindstrom & Associates Ltd., consultants en génie géologique et pétrolier indépendants de Calgary, en Alberta;

« **part de fiducie** » désigne une part de la Fiducie, chaque part représentant une participation véritable indivise égale dans celle-ci;

« **part proportionnelle** » d'une somme quelconque désigne, à l'égard du porteur d'une part de fiducie à quelque moment que ce soit, le produit obtenu en multipliant le nombre de parts de fiducie appartenant à ce porteur de parts de fiducie par le quotient obtenu en divisant la somme en question par le nombre total de parts de fiducie qui sont émises et en circulation à ce moment-là;

« **personne** » désigne un particulier, une société de personnes, une association, une personne morale, un fiduciaire, un exécuteur testamentaire, un administrateur judiciaire, un représentant légal, un gouvernement, un organisme de réglementation ou une autre entité;

« **pétrole brut** » ou « **pétrole** » désigne un mélange, constitué principalement de pentanes et d'hydrocarbures plus lourds, qui peut contenir des composés de soufre et qui est liquide dans les conditions auxquelles son volume est mesuré ou estimé, mais exclut les liquides résultant du traitement du gaz naturel;

« **placements autorisés** » désigne (i) les obligations émises ou garanties par le gouvernement du Canada ou d'une province canadienne ou un organisme ou un intermédiaire d'un tel gouvernement, (ii) les dépôts à terme, les certificats de placement garanti, les certificats de dépôt ou les acceptations bancaires émis ou garantis par une banque à charte canadienne ou d'autres institutions financières dont les titres d'emprunt ou les dépôts à court terme ont obtenu au moins la cote A ou l'équivalent de Standard & Poor's Corporation, Moody's Investors Service, Inc. ou Dominion Bond Rating Service Limited et (iii) le papier commercial ayant obtenu au moins la cote A ou l'équivalent de Dominion Bond Rating Service Limited, venant à échéance dans chacun des cas dans les 180 jours suivant la date de l'acquisition;

« **placements ultérieurs** » désigne les placements que la Fiducie a le droit de faire conformément à l'acte de fiducie;

« **porteur d'actions visées par une option** » désigne un porteur d'actions ordinaires visées par une option;

« **porteurs de parts de fiducie** » ou « **porteurs de parts** » désigne les porteurs de parts de fiducie;

« **porteurs de titres dissidents** » désigne les porteurs inscrits de titres de Storm qui ont exercé en bonne et due forme le droit à la dissidence dont ils disposent en vertu de l'article 191 de la BCAA;

« **prix de rachat du marché** » désigne le prix par part de fiducie équivalant au moindre de (i) 90 % du « cours », calculé conformément à l'acte de fiducie, des parts de fiducie sur le marché principal où celles-ci sont remises à la Fiducie à des fins de rachat et (ii) du « cours de clôture », calculé conformément à l'acte de fiducie, sur le marché principal où celles-ci sont inscrites à des fins de négociation à la date à laquelle elle sont remises à des fins de rachat;

« **propriétés pétrolifères et gazéifères** » ou « **propriétés** » désigne les intérêts économiques directs, les droits de redevances ou les autres participations de Storm ou de AmalgamationCo, selon le cas, dans des droits, des biens corporels et des intérêts divers ayant trait au pétrole et au gaz naturel, y compris les propriétés que Storm ou AmalgamationCo, selon le cas, pourraient acquérir;

« **rapport Paddock** » désigne l'évaluation technique indépendante de Paddock, datée du 16 janvier 2003 et faite en date du 31 décembre 2002, des droits de la Fiducie sur du pétrole, des LGN et du gaz naturel;

« **ratio d'échange** » désigne le ratio d'échange servant à calculer le nombre de parts de fiducie qu'un porteur d'actions échangeables a le droit de recevoir au moment où il échange de telles actions et, à tout moment et à l'égard de chacune des actions échangeables, correspondra initialement à un et sera rajusté de manière cumulative entre le moment où l'action échangeable a été émise et le moment où le ratio d'échange est calculé, le rajustement consistant (i) à augmenter le ratio d'échange à chacune des dates de versement d'une distribution d'une somme, arrondie à la cinquième (5e) décimale, équivalant à la fraction dont le numérateur est la distribution, exprimée par part de fiducie, versée à cette date de versement d'une distribution, et dont le dénominateur est le cours d'une part de fiducie le jour ouvrable suivant la date de clôture des registres aux fins d'une telle distribution et (ii) à réduire le ratio d'échange à chacune des dates de clôture des registres aux fins du versement de dividendes aux porteurs d'actions échangeables par FET Resources, le cas échéant, d'une somme, arrondie à la cinquième (5e) décimale, équivalant à la fraction dont le numérateur est le dividende payable aux porteurs d'actions échangeables, exprimé par action échangeable, et dont le dénominateur est le cours d'une part de fiducie à la date qui se situe sept (7) jours ouvrables avant cette date de clôture des registres relative à un dividende. Le ratio d'échange sera également rajusté si cela est nécessaire pour tenir compte de réorganisations ou de distributions visant les parts de fiducie, selon des modalités économiques équivalentes;

« **résolution spéciale** » désigne une résolution présentée en vue d'être adoptée en tant que résolution spéciale à une assemblée des porteurs de parts de fiducie (y compris la reprise d'une assemblée en cas d'ajournement) dûment convoquée à cette fin et tenue conformément aux dispositions de l'acte de fiducie, à laquelle assistent, ou sont représentés par procuration, au moins deux porteurs d'au moins 5 % du nombre total de parts de fiducie alors en circulation, et adoptée au moyen du vote affirmatif des porteurs d'au moins 66 2/3 % des parts de fiducie représentées à l'assemblée dont les droits de vote ont été exercés au moment du scrutin. Aux fins de l'établissement de ce pourcentage, le porteur d'un droit de vote spécial qui assiste à l'assemblée est considéré comme représentant le nombre de parts de fiducie en circulation correspondant au nombre de voix rattachées à ce droit de vote spécial;

« **Société** » désigne la société de personnes formée de Storm Energy Ltd., Redearth Energy Inc. et FET Resources relativement à l'actif de Redearth;

« **Storm** » désigne Storm Energy Inc., société devancière de FET Resources, constituée en vertu de la BCAA;

« **substances pétrolières** » désigne le pétrole, le gaz naturel et les hydrocarbures connexes (sauf le charbon), y compris tous les hydrocarbures liquides et toutes les autres substances, y compris le soufre, qu'elles soient gazeuses, liquides ou solides et qu'il s'agisse ou non d'hydrocarbures, produites conjointement avec ce pétrole, ce gaz naturel ou ces hydrocarbures connexes;

« **TSX** » désigne la Bourse de Toronto.

Le singulier englobe le pluriel et le masculin englobe le féminin, et vice versa. Sauf indication contraire, toutes les sommes indiquées dans la présente notice annuelle sont exprimées en dollars canadiens.

## ABRÉVIATIONS

**Pétrole et liquides de gaz naturel**

| | |
|---|---|
| b | baril(s) |
| kb | millier de barils |
| Mb | million de barils |
| LGN | liquides de gaz naturel |
| brs | barils de pétrole en réservoir de stockage |
| kbrs | millier de barils de pétrole en réservoir de stockage |
| Mbep | million de barils équivalents de pétrole |
| bep/j | barils équivalents de pétrole par jour |
| bp/j | barils de pétrole par jour |

**Gaz naturel**

| | |
|---|---|
| $kpi^3$ | millier de pieds cubes |
| $Mpi^3$ | million de pieds cubes |
| $Gpi^3$ | milliard de pieds cubes |
| $kpi^3/j$ | millier de pieds cubes par jour |
| $Mpi^3/j$ | million de pieds cubes par jour |
| $m^3$ | mètres cubes |
| MBtu | million d'unités thermales britanniques |
| MBtu/j | millions d'unités thermales britanniques par jour |
| GJ | gigajoule |
| GJ/j | gigajoules par jour |

**Autres**

| | |
|---|---|
| bep | désigne des barils équivalents de pétrole, obtenus au moyen d'un facteur de conversion de 6 $kpi^3$ de gaz naturel équivalant à 1 b de pétrole. Le facteur de conversion utilisé pour convertir le gaz naturel en équivalent de pétrole n'est pas nécessairement fondé sur les équivalents énergétiques ou de prix actuels. |
| WTI | désigne West Texas Intermediate. |
| °API | désigne la mesure de densité des produits pétroliers liquides découlant d'une densité spécifique. |
| psi | désigne le nombre de livres par pouce carré. |

## CONVERSION

Le tableau suivant présente certaines mesures de conversion standard des unités de mesure britannique en unités de mesure du système international (ou unités métriques).

| Pour convertir des | En | Multiplier par |
|---|---|---|
| $kpi^3$ | mètres cubes | 28,174 |
| mètres cubes | pieds cubes | 35,494 |
| b | mètres cubes | 0,159 |
| mètres cubes | b | 6,289 |
| pieds | mètres | 0,305 |
| mètres | pieds | 3,281 |
| milles | kilomètres | 1,609 |
| kilomètres | milles | 0,621 |
| acres | hectares | 0,405 |
| hectares | acres | 2,471 |
| gigajoules | MBtu | 0,950 |

## MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans la présente notice annuelle sont prospectifs. Ces énoncés ont trait à des événements futurs ou au rendement futur de la Fiducie. Tous les énoncés autres que les énoncés de faits historiques constituent des énoncés prospectifs. Les mots « prévoir », « continuer », « estimer », « s'attendre à », « peut », « pourrait », « projeter », « prédire », « éventuel », « devrait », « estimer » et les expressions similaires signalent des énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus susceptibles de faire en sorte que les résultats ou les faits réels diffèrent considérablement de ceux qui sont exprimés dans ces énoncés prospectifs. La Fiducie estime que les attentes qu'expriment ces énoncés prospectifs sont raisonnables, mais il n'est aucunement certain qu'elles s'avéreront. Par conséquent, il ne faudrait pas se fier indûment aux énoncés prospectifs qui figurent dans la présente notice annuelle ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne sont valables qu'à la date de la présente notice annuelle ou à la date des documents qui y sont intégrés par renvoi, selon le cas.

En particulier, la présente notice annuelle, ainsi que les documents qui y sont intégrés par renvoi, contient des énoncés prospectifs ayant trait à ce qui suit :

- les taux de production de pétrole et de gaz naturel;
- la quantité des réserves de pétrole et de gaz naturel;
- les projections relatives aux prix du marché et aux coûts et leur incidence sur les distributions;
- l'offre et la demande de pétrole et de gaz naturel;
- les attentes relatives à la capacité de réunir des capitaux et d'accroître les réserves supplémentaires de façon constante au moyen d'acquisitions et d'activités de mise en valeur;
- le traitement prévu par la réglementation gouvernementale;
- les programmes de dépenses en immobilisations.

Les résultats réels pourraient différer sensiblement de ceux prévus dans ces énoncés prospectifs en raison des facteurs de risque énoncés ci-dessous et ailleurs dans la présente notice annuelle :

- la volatilité du prix du pétrole et du gaz naturel sur le marché;
- les responsabilités inhérentes aux activités pétrolières et gazières;
- l'incertitude inhérente à l'estimation des réserves de pétrole et de gaz naturel;
- la concurrence à l'égard, notamment, des capitaux, de l'acquisition des réserves, des terrains inexploités et du personnel compétent;
- l'évaluation incorrecte de la valeur des acquisitions;
- les problèmes géologiques et techniques et les problèmes relatifs au forage et au traitement;
- les autres facteurs dont il est question à la rubrique « Facteurs de risque ».

Ces facteurs ne devraient pas être considérés comme exhaustifs. La Fiducie décline toute obligation de mettre à jour ou de réviser publiquement les énoncés prospectifs. Voir « Rapport de gestion ».

## FOCUS ENERGY TRUST

### Structure de l'entreprise

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de la province d'Alberta et établie conformément à l'acte de fiducie. Le siège social et établissement principal de la Fiducie est situé au 205, 5th Avenue S.W., bureau 3250, Calgary (Alberta) T2P 2V7. La Fiducie a été établie aux fins suivantes :

- investir dans les actions de AcquisitionCo et acquérir les actions ordinaires et les billets dans le cadre de l'arrangement;
- acquérir la participation aux bénéfices nets aux termes de la convention relative à la PBN;
- acquérir d'autres titres de FET Resources et d'autres entreprises, y compris des personnes morales, des sociétés de personnes ou des fiducies, ou investir dans de tels titres, et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;
- aliéner quelque partie que ce soit de ses biens, y compris les titres de FET Resources;
- détenir temporairement des espèces et des placements dans le but de payer ses frais et ses dettes, faire d'autres placements autorisés conformément à l'acte de fiducie, régler les sommes qu'elle doit payer dans le cadre des rachats de parts de fiducie et verser des distributions aux porteurs de parts;
- payer les frais liés à ce qui précède.

Le fiduciaire ne peut acquérir des placements qui pourraient faire en sorte a) que le coût indiqué de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par l'article 5000 du Règlement de l'impôt ou b) que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

Le fiduciaire peut déclarer payable aux porteurs de parts de la Fiducie la totalité ou une partie du bénéfice net de la Fiducie. Il est actuellement prévu que le seul revenu que touchera la Fiducie proviendra de l'intérêt reçu sur le capital des billets et de la convention relative à la PBN. La Fiducie verse des distributions en espèces mensuelles aux porteurs de parts de la Fiducie (depuis le 15 octobre 2002) constituées des intérêts créditeurs réalisés grâce aux billets et du revenu provenant de la convention relative à la PBN, déduction faite des frais, s'il y a lieu, et des rachats contre espèces de parts de fiducie.

**Structure de la Fiducie**

Le schéma suivant présente la structure de la Fiducie à la date des présentes.


Porteurs de parts de la Fiducie(1)
Distributions en espèces
Fiducie
Actions échangeables
Rentrées de fonds(2)
Placements(3)
FET Resources
40 %
Redearth Partnership
FET Gas Production Ltd.

Notes

(1) La Fiducie appartient en totalité aux porteurs de parts.

(2) Les rentrées de fonds représentent les versements effectués par FET Resources à la Fiducie à l'égard des versements d'intérêt sur les billets et le revenu réalisé par la Fiducie aux termes de la convention relative à la PBN. Outre ces sommes, FET Resources peut faire à la Fiducie des remboursements anticipés du capital des billets avant l'échéance de ces derniers.

(3) La Fiducie investira les fonds recueillis grâce à l'émission ultérieure de parts de fiducie dans des titres additionnels de FET Resources afin de permettre à cette dernière de faire des dépenses en immobilisations. En outre, la Fiducie pourrait réinvestir une tranche du revenu reçu de FET Resources ainsi que les remboursements du capital des billets dans des titres de FET Resources afin de permettre à cette dernière de faire des dépenses en immobilisations.

Conformément aux modalités de l'acte de fiducie et du droit de vote spécial émis au fiduciaire, les porteurs de parts de fiducie et les porteurs d'actions échangeables peuvent indiquer à la Fiducie comment voter relativement à toutes les questions qui sont soumises à cette dernière, y compris l'élection des administrateurs de FET Resources, l'approbation des états financiers de la Fiducie et la nomination de ses vérificateurs.

## ÉVOLUTION GÉNÉRALE DE L'ENTREPRISE

### Historique et évolution

***Storm Energy Inc.***

Le 18 octobre 1998, Storm a conclu une convention (la « convention d'achat d'actions ») avec Matthew J. Brister, Stuart G. Clark, P. Grant Wierzba et Thomas N. Lindskog (le « groupe d'investisseurs ») afin de restructurer son capital ainsi que la direction et le conseil. Aux termes de la convention d'achat d'actions, le groupe d'investisseurs a convenu de restructurer le capital de Storm en investissant 6,3 M$ en vue d'acquérir 28,636 millions d'actions ordinaires au prix de 0,19 $ chacune et 28,636 millions de bons de souscription (les « bons de souscription ») d'actions ordinaires au prix de 0,03 $ chacun. Storm a obtenu une tranche globale de 2,8 M$ de cette contrepartie au moyen de l'acquisition de 751334 Alberta Ltd., société fermée de l'Alberta appartenant à P. Grant Wierzba, et de Chinook Energy Partners Inc., société fermée de l'Alberta appartenant à Matthew J. Brister. L'actif de ces sociétés fermées était constitué uniquement d'espèces et de titres négociables. La clôture de la restructuration du capital a eu lieu le 10 novembre 1998. Depuis la clôture, Storm a aliéné la totalité des titres négociables contre un produit en espèces. Chaque bon de souscription pouvait être exercé contre une action ordinaire au prix de 0,25 $ chacune jusqu'au 10 novembre 2000. Tous ces bons de souscription avaient été exercés au 10 novembre 2000. Compte tenu du regroupement des actions ordinaires à raison de cinq contre une dont il est question ci-après, un nombre total de 5 727 200 actions ordinaires ont été émises au moment de l'exercice des bons de souscription.

Le 10 novembre 1998, tous les membres de la direction de Storm ont été congédiés et Matthew J. Brister a été nommé président et chef de la direction, Stuart G. Clark a été nommé vice-président, Finances et chef des finances, P. Grant Wierzba a été nommé vice-président, Exploitation et chef de l'exploitation et Thomas N. Lindskog a été nommé vice-président, Exploration. En outre, MM. Gordon Stollery, Abraham Strahl, Daniel Tessari et Robert Tessari ont démissionné du conseil et ont été remplacés par MM. Brister, Clark, Wierzba et Gregory G. Turnbull.

Le 3 décembre 1998, Storm a réalisé un placement privé de 12 000 000 de bons de souscription spéciaux au prix de 0,42 $ chacun, ce qui a rapporté un produit brut total de 5 040 000 $. Un nombre total de 12 000 000 d'actions ordinaires ont été émises au moment de l'exercice des bons de souscription spéciaux lorsque l'admissibilité de ceux-ci a été assurée aux termes du prospectus définitif de Storm daté du 18 janvier 1999.

Les actions ordinaires ont été inscrites et affichées à des fins de négociation à la TSX le 19 avril 1999.

En date du 23 mars 1999, conformément à une modification des statuts constitutifs de Storm, les actions ordinaires de Storm émises et en circulation ont été regroupées à raison de cinq contre une.

Storm a acquis, en date du 1er octobre 1999, des propriétés productives situées dans les zones Evi, Sylvan Lake et Boyer, en Alberta, et une propriété non productive située à Petitot, à proximité de la frontière de l'Alberta et de la Colombie-Britannique, en contrepartie de 20,5 M$. Grâce à cette acquisition, Storm a acquis environ 4 $Mpi^3$/j de gaz naturel et 550 b/j de pétrole et de LGN ainsi qu'une participation à titre d'exploitante de 61 % dans une installation de traitement de gaz naturel et de LGN d'une capacité de 38 $Mpi^3$/j située à Sylvan Lake.

En mai 2000, Storm a acquis deux propriétés productives de pétrole léger dans la zone Red Earth, en Alberta, en contrepartie de 21,1 M$. En novembre 2000, Storm a acquis des propriétés productives de gaz naturel dans la zone Tommy Lakes, en Colombie-Britannique, en contrepartie de 30 M$.

Storm n'a réalisé aucune acquisition de propriété importante au cours de l'exercice terminé le 31 décembre 2001.

Le conseil d'administration de Storm a examiné de façon continue la viabilité du plan d'affaires de Storm et a envisagé des stratégies de rechange susceptibles d'accroître la valeur et le rendement éventuel du placement de tous les actionnaires. Périodiquement, l'avis d'experts était sollicité, ce qui donnait une vision plus claire de la réaction probable des actionnaires ou de la perception du marché à l'égard d'une stratégie particulière. La stratégie prévue par l'arrangement avait initialement été envisagée et choisie en vue d'un examen plus approfondi, d'une modélisation et d'une évaluation dans le cadre de cette recherche de moyens de maximiser la valeur de la participation des actionnaires.

Storm avait pour objectif déclaré de miser sur les règles de conduite qui avaient assuré son succès à ce jour, soit (i) assumer l'exploitation dans une large mesure et conserver un intérêt économique direct élevé, (ii) élaborer ses propres concepts et possibilités de placement et (iii) cibler son exploitation et son actif sur les plans technique et géographique. La capacité de s'en tenir à ces règles de conduite était tributaire, en partie, de l'envergure globale de l'entreprise dans la mesure où il s'agissait de conserver un profil de réinvestissement actif d'une ampleur et d'une qualité susceptibles d'attirer des épargnants et de les fidéliser. Reconnaissant que Storm devrait s'attaquer à cette question probablement dans les trois à cinq années à venir, le conseil d'administration de celle-ci a décidé d'évaluer des possibilités permettant de favoriser le concept de croissance rentable soutenue susceptible de découler de l'expansion de l'entreprise.

Le conseil d'administration avait notamment envisagé le concept suivant : la restructuration de Storm en deux entreprises, l'une ayant pour mandat de récolter les profits ne servant pas à financer la croissance future et de les détenir dans une fiducie et l'autre, d'assurer la croissance soutenue de Storm attendue par les actionnaires au moyen d'une société plus petite axée sur l'exploration. Comme l'évaluation du potentiel ultime de certains des éléments d'actif les plus récents de Storm (en particulier, Tommy Lakes et Kotcho) avait progressé à un point tel que la direction pouvait en quantifier la valeur, et que l'amélioration des évaluations du marché des parties par rapport à l'ensemble suggérait la possibilité d'un accroissement de la valeur réalisable par les actionnaires grâce à une restructuration, le conseil d'administration de Storm a convenu d'examiner le concept de la scission de Storm en deux entreprises.

Au début du deuxième trimestre de 2002, le conseil d'administration, conjointement avec la direction de Storm, a entrepris de comparer le projet de conversion en fiducie à revenu avec les autres solutions stratégiques qui étaient également envisagées. Après un examen approfondi, entre autres choses, du contexte d'alors et des cours de négociation des parts de fonds à revenu comparables, des perspectives commerciales de Storm, du caractère approprié de l'actif de Storm à la structure d'une fiducie à revenu et des besoins de Storm en matière de capitaux propres futurs pour financer sa croissance, le conseil d'administration de Storm a conclu que la meilleure solution à sa disposition pour maximiser la valeur de la participation des actionnaires était de scinder Storm en une fiducie à revenu et en une société d'exploration. Le conseil d'administration de Storm a estimé que cette structure permettrait, entre autres choses, a) aux actionnaires de recevoir les revenus de Storm d'une manière plus efficace sur le plan fiscal, b) à une grande partie du revenu imposable de Storm d'être distribué aux porteurs de parts de la fiducie à revenu sous forme de distributions mensuelles en espèces, permettant ainsi de transférer le fardeau fiscal de Storm aux porteurs de parts, ceux-ci jouissant peut-être d'un taux d'imposition plus faible que Storm elle-même et c) aux actionnaires de continuer de participer à une société d'exploration à croissance élevée.

Le 14 juin 2002, Storm a annoncé qu'elle avait conclu une convention (la « proposition d'arrangement ») prévoyant le regroupement des entreprises de Storm Energy Ltd., d'AcquisitionCo et de la Fiducie dans le cadre d'un plan d'arrangement. Le 16 juillet 2002, Storm Energy Ltd., AcquisitionCo et la Fiducie ont conclu la convention relative à l'arrangement. L'arrangement avait pour objet une restructuration dans le cadre de laquelle AcquisitionCo a acquis la totalité des actions ordinaires et chaque actionnaire (à l'exception des non-résidents ou des actionnaires exonérés d'impôt) ont reçu (i) au gré de chacun d'entre eux, des parts de fiducie ou des actions échangeables, ou une combinaison des deux options et (ii) des actions de ExploreCo. Les non-résidents et les actionnaires exonérés d'impôt ne pouvaient recevoir que des parts de fiducie et des actions de ExploreCo contre leurs actions ordinaires.

Le conseil d'administration de Storm a établi que l'arrangement était dans l'intérêt de Storm, qu'il était équitable, sur le plan financier, pour les actionnaires de Storm et qu'il devrait être soumis à leur approbation. Les actionnaires de Storm ont approuvé l'arrangement le 20 août 2002.

***Focus Energy Trust***

***2002***

La convention relative à l'arrangement prévoyait la mise en œuvre de l'arrangement en vertu de l'article 193 de la BCAA. À la date d'effet, chacun des événements suivants est survenu dans l'ordre indiqué ci-après :

1. chaque action ordinaire (sauf les actions ordinaires visées par une option ou les actions ordinaires détenues par un porteur de titres dissident) a été transférée à AcquisitionCo en échange des deux contreparties suivantes :

   a) un (1) billet de série B;

b) conformément au choix ou au choix réputé du porteur de cette action ordinaire (sauf s'il s'agit d'un non-résident ou d'un actionnaire exonéré d'impôt), un (1) billet ou une (1) action échangeable et, dans le cas d'un non-résident ou d'un actionnaire exonéré d'impôt, un (1) billet;

2. chaque billet a été transféré par son porteur à la Fiducie en échange d'une (1) part de fiducie;

3. les actions ordinaires visées par une option détenues par le porteur d'actions visées par une option ont été traitées de la manière suivante :

a) chaque porteur d'actions visées par une option a transféré à AcquisitionCo le nombre des actions ordinaires visées par une option correspondant au produit des deux éléments suivants :

(i) le ratio;

(ii) le nombre total d'actions ordinaires visées par une option détenues par le porteur d'actions visées par une option;

en contrepartie du nombre de billets de série B (arrondi au nombre entier inférieur le plus près) correspondant au produit des deux éléments suivants :

(iii) le nombre total d'actions ordinaires visées par une option ainsi transférées;

(iv) la réciproque du ratio;

b) les actions ordinaires visées par une option restantes détenues par le porteur d'actions visées par une option après l'opération décrite à l'alinéa 3a) ci-dessus ont été transférées à AcquisitionCo en échange des deux contreparties suivantes, conformément au choix ou au choix réputé du porteur en question :

(i) des parts de fiducie émises et remises par la Fiducie;

(ii) des actions échangeables émises et remises par AcquisitionCo;

dans chaque cas, selon le nombre de parts de fiducie ou d'actions échangeables, selon le cas (arrondi au nombre entier inférieur le plus près) correspondant au produit des deux éléments suivants :

(iii) le nombre total d'actions ordinaires visées par une option ainsi échangées contre des parts de fiducie ou des actions échangeables, selon le cas;

(iv) la fraction (le « ratio d'option ») dont le numérateur est un (1) et le dénominateur est un (1) moins le ratio;

c) simultanément à l'échange des actions ordinaires visées par une option aux termes de l'alinéa 3b) ci-dessus, AcquisitionCo a émis et remis à la Fiducie le nombre de billets correspondant au nombre de parts de fiducie que la Fiducie devait remettre aux termes de l'alinéa 3b) en contrepartie de la remise du nombre d'actions ordinaires visées par une option échangées contre des parts de fiducie aux termes de l'alinéa 3b);

d) simultanément à l'échange des actions ordinaires visées par une option aux termes de l'alinéa 3b) ci-dessus, la Fiducie a remis aux porteurs d'actions visées par une option le nombre de parts de fiducie calculé conformément à l'alinéa 3b) en contrepartie de l'émission des billets par AcquisitionCo à la Fiducie aux termes de l'alinéa 3c);

4. toutes les options non levées (sauf les options détenues par des porteurs de titres dissidents) ont été annulées et les porteurs de ces options ont eu le droit de recevoir de Storm, à l'égard de chacune de ces options, une somme en espèces correspondant à l'écart du prix de levée de ces options;

5. Storm et AcquisitionCo ont été fusionnées pour former FET Resources;

6. FET Resources a racheté chacun des billets de série B en contrepartie d'une (1) action de Storm Energy Ltd.;

7. le 30 août 2002, les parts de fiducie ont commencé à être négociées à la TSX.

## DESCRIPTION DES ACTIVITÉS ET DE L'EXPLOITATION

### Focus Energy Trust

La Fiducie est une fiducie à vocation restreinte et elle ne peut exercer que les activités suivantes :

- investir dans les actions de AcquisitionCo et acquérir les actions ordinaires et les billets dans le cadre de l'arrangement;

- acquérir la participation aux bénéfices nets aux termes de la convention relative à la PBN;

- acquérir d'autres titres de FET Resources et d'autres entreprises, y compris des personnes morales, des sociétés de personnes ou des fiducies, ou investir dans de tels titres, et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;

- aliéner quelque partie que ce soit de ses biens, y compris les titres de FET Resources;

- détenir temporairement des espèces et des placements dans le but de payer ses frais et ses dettes, faire d'autres placements autorisés conformément à l'acte de fiducie, régler les sommes qu'elle doit payer dans le cadre des rachats de parts de fiducie et verser des distributions aux porteurs de parts de la Fiducie;

- payer les frais liés à ce qui précède.

Le fiduciaire ne peut acquérir des placements qui pourraient faire en sorte a) que le coût indiqué de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par l'article 5000 du Règlement de l'impôt ou b) que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du bénéfice net de la Fiducie. Il est actuellement prévu que le seul revenu que touchera la Fiducie proviendra de l'intérêt reçu sur le capital des billets et de la convention relative à la PBN. La Fiducie verse des distributions en espèces mensuelles aux porteurs de parts de la Fiducie (depuis le 15 octobre 2002) constituées des intérêts créditeurs réalisés sur les billets et du revenu provenant de la convention relative à la PBN, déduction faite des frais, s'il y a lieu, et des rachats contre espèces de parts de fiducie.

### FET Resources Ltd.

FET Resources exerce activement des activités d'exploitation, de mise en valeur, d'acquisition et de production de pétrole et de gaz naturel en Colombie-Britannique et en Alberta. Le plan d'affaires de FET Resources consiste à maximiser le rendement que la Fiducie tire de ses propriétés pétrolifères et gazéifères et de son actif connexe. Lorsque cela sera possible, FET Resources compte accroître ses réserves en y ajoutant des réserves de qualité et de longue durée offrant un potentiel d'exploitation à faible risque.

Lorsqu'elle examine des participations ou des acquisitions éventuelles, FET Resources tient compte d'un certain nombre de facteurs, y compris (i) la valeur actualisée des revenus futurs de ces propriétés qui proviendront des réserves productives prouvées, des réserves prouvées totales et des réserves établies, (ii) le potentiel de mise en valeur du gisement, (iii) si l'infrastructure existante dans la zone d'intérêt est suffisante, (iv) le coût des activités de mise en valeur éventuelles, (v) les placements dans des propriétés qui comportent des réserves de moyenne ou de longue durée et (vi) la capacité de FET Resources d'augmenter la valeur des propriétés acquises au moyen d'activités d'exploitation et de forage de mise en valeur supplémentaires. **Le conseil d'administration peut, à sa discrétion, approuver des acquisitions d'éléments d'actif ou d'entreprises ou des**

**placements qui ne sont pas conformes à ces lignes directrices après avoir examiné les aspects qualitatifs des propriétés visées, y compris le profil de risque, le potentiel sur le plan technique, la durée des réserves et la qualité des éléments d'actif.**

**Acquisitions et aliénations importantes**

Ni la Fiducie ni FET Resources n'ont réalisé d'acquisition ou d'aliénation de propriété importante au cours de l'exercice terminé le 31 décembre 2002, à l'exception de la restructuration de l'actif qui est survenue en raison de l'arrangement.

**Tendances**

Un certain nombre de tendances qui ont marqué le secteur pétrolier et gazier au cours des 24 derniers mois semblent préfigurer le proche avenir du secteur.

La direction estime que les épargnants sont également de plus en plus au courant de la possibilité d'investir dans des fonds à revenu et des fiducies de redevance du secteur pétrolier et gazier (le « secteur des fiducies »). La direction estime que ces épargnants considèrent les fonds à revenu et les fiducies de redevance comme une stratégie de participation au secteur pétrolier et gazier qui est moins risquée que d'autres. Par conséquent, les fonds à revenu et les fiducies de redevance ont un meilleur accès aux marchés financiers que les sociétés d'exploration et de production pétrolières et gazières traditionnelles, ce qui en fait des concurrents de taille pour ce qui est de l'acquisition de propriétés et de sociétés pétrolières et gazières. Le secteur des fiducies a également un avantage sur les sociétés d'exploration et de production au chapitre de l'impôt des sociétés. Un grand nombre de sociétés d'exploration et de production canadiennes sont actuellement imposables, ayant épuisé leurs comptes de ressources naturelles excédentaires. Cela les oblige à envisager les acquisitions en tenant compte du paiement de l'impôt. À l'inverse, les fonds à revenu et les fiducies de redevance sont en mesure de réduire l'impôt des sociétés grâce à leur structure unique et au fait que l'impôt payable est transféré aux porteurs de leurs parts. Étant donné que ces placements sont souvent détenus dans des comptes de REER, la plupart des porteurs de parts sont à l'abri de cet impôt.

La deuxième tendance a trait à la taille des sociétés sur lesquelles les épargnants se concentrent. Les sociétés à forte capitalisation boursière procurent une plus grande liquidité et, par conséquent, semblent plus intéressantes. Toutefois, les sociétés plus petites peuvent afficher des rendements éventuellement supérieurs étant donné que leur valeur ne s'est pas encore accrue, selon des paramètres d'évaluation historiques, par rapport au prix des marchandises que le secteur connaît actuellement. Cela pourrait changer dans un avenir rapproché si les épargnants se mettent à rechercher des rendements plus élevés, ce qui pourrait les inciter à envisager un placement dans de petites sociétés pétrolières et gazières.

La troisième tendance est l'influence que les sociétés d'exploration et de production étrangères exercent actuellement sur le secteur pétrolier et gazier canadien. Cette influence est principalement attribuable aux sociétés américaines qui ont acquis des sociétés et des éléments d'actif au Canada afin de disposer d'un accès direct à long terme au gaz naturel et à des propriétés d'exploration et de mise en valeur de qualité supérieure au Canada. Les pipelines canadiens ayant été prolongés au cours des dernières années, leur capacité est désormais suffisante pour transporter efficacement le gaz naturel de l'Ouest canadien vers les marchés américains. Cette tendance devrait continuer d'influer sur les paramètres d'évaluation des éléments d'actif canadiens dans un avenir prévisible.

La quatrième tendance est la constance de l'équilibre entre l'offre et la demande tant pour le gaz naturel que pour le pétrole brut. Le gaz naturel est une marchandise qui subit l'influence de certains facteurs en Amérique du Nord, notamment l'augmentation de la demande liée à de nouvelles centrales de production d'électricité alimentées au gaz. Le prix du gaz naturel a été extrêmement volatil au cours des 24 derniers mois. Des prix quasi record ont été réalisés à la fin de 2000 et au début de 2001. Toutefois, en raison de la faiblesse des températures au cours de la deuxième moitié de 2001 et d'autres facteurs, le prix du gaz naturel a chuté considérablement. Il est resté faible pendant la première moitié de 2002 avant de grimper en flèche en raison de la diminution des quantités stockées, atteignant à nouveau un sommet quasi record à la fin de 2002 et au début de 2003. Le pétrole brut subit l'effet de l'économie mondiale et du pouvoir de l'OPEP d'équilibrer l'offre et la demande lorsque cette dernière fluctue. Le succès récent de l'OPEP à cet égard ainsi que l'incertitude qui règne au Moyen-Orient ont permis au prix du pétrole brut de demeurer supérieur aux prix historiques récents.

Le cours du change du dollar canadien par rapport au dollar américain influe aussi sur le prix des marchandises obtenu par les producteurs canadiens, étant donné que le prix du pétrole et du gaz naturel est fixé en dollars américains. Un dollar canadien

faible a une incidence favorable sur les revenus tirés de la production pétrolière et gazière canadienne. Comme l'économie américaine a ralenti en regard de l'économie canadienne, le dollar canadien a pris de la vigueur par rapport au dollar américain.

**Propriétés principales**

Le texte qui suit est une description des propriétés pétrolifères et gazéifères principales de Focus en production ou en cours de mise en valeur au 31 décembre 2002. Le terme « net », utilisé dans le contexte de la quote-part de Focus dans la production, désigne la quote-part totale attribuable à l'intérêt économique direct de Focus, sans déduire les redevances appartenant à des tiers. Les montants des réserves sont indiqués, sans déduire les redevances (brutes), au 31 décembre 2002, selon les hypothèses de la hausse des coûts et des prix posées dans le rapport Paddock (voir « Description des activités et de l'exploitation – Réserves de pétrole et de gaz naturel »). Les renseignements sur les acres bruts et les acres nets et le nombre de puits sont donnés au 31 décembre 2002, sauf indication contraire.

***Tommy Lakes (nord-est de la Colombie-Britannique)***

L'élément d'actif le plus important et la propriété productive de gaz naturel principale de la Fiducie est située à Tommy Lakes, dans le nord-est de la Colombie-Britannique. La zone productive principale de Tommy Lakes est le dépôt de sables alluvionnaires de grande superficie dans la formation Halfway du Triasique. Le gaz initial en place total du gisement dépasse 600 $Gpi^3$, dont environ 22 % ont été produits à ce jour. Bien que le réservoir soit épais (plus de 10 mètres) et continu, il est peu perméable, ce qui exige que tous les puits soient stimulés par fracturation pour atteindre des taux de production stabilisés allant de 600 à 800 $kpi^3/j$ et une récupération de liquides de 20 $b/Mpi^3$.

La Fiducie est entrée en exploitation le 23 août 2002. Au cours de la période allant du 23 août au 31 décembre 2002, la production provenant de la propriété Tommy Lakes s'est établie en moyenne à 14,1 $Mpi^3/j$ nets de gaz naturel et à 334 b/j nets de LGN. Le gaz naturel provenant de cette propriété est produit par l'intermédiaire des installations que Focus exploite et est livré au réseau de Westcoast.

Au cours de l'hiver 2002-2003, la Fiducie a mené à terme son programme de forage de 11 puits à Tommy Lakes. Des 11 nouveaux puits, 10 ont été tubés et raccordés, de même que deux puits inactifs forés au cours du programme de l'année précédente. En outre, six puits ont été refracturés avec succès.

***Kotcho-Cabin (nord-est de la Colombie-Britannique)***

À Kotcho-Cabin, la Fiducie exploite une série de puits de gaz naturel acide à haute pression le long d'un bord de récif dolomitisé dans la formation Slave Point du Dévonien. La propriété Kotcho-Cabin est située à environ 80 kilomètres au nord-est de Fort Nelson, en Colombie-Britannique.

La Fiducie est entrée en exploitation le 23 août 2002. Au cours de la période allant du 23 août au 31 décembre 2002, la production de gaz naturel provenant de cette zone s'est établie en moyenne à 11,6 $Mpi^3/j$. Cette moyenne est inférieure à celle de la production actuelle d'environ 13 $Mpi^3/j$, étant donné que la production de cette zone a été limitée pendant une période de 25 jours en 2002 en raison d'un délai de traitement à l'usine de Westcoast, située à Fort Nelson.

La production de gaz provenant de ces propriétés est traitée au moyen d'installations de déshydratation et d'élimination d'eau appartenant en totalité à Focus situées à Cabin et à Kotcho, puis elle est livrée au réseau de Westcoast.

Aucun autre forage n'est prévu sur ces propriétés en 2003.

***Red Earth (Alberta)***

Les propriétés productives de pétrole principales sont concentrées dans la zone du projet Red Earth, qui comprend les propriétés Evi North, Evi West, Golden, Kitty, Loon, Ogston et Red Earth. Ces propriétés sont situées à environ 125 kilomètres au nord-est de la ville de Peace River, dans le centre-nord de l'Alberta. Le pétrole produit dans cette zone est du pétrole léger non sulfuré à 38 °API.

Tous les éléments d'actif de ces zones, y compris les propriétés Golden et Ogston, sont détenus indirectement par l'intermédiaire de la Société avec Storm Energy Ltd. La Fiducie a une participation de 40 % dans la Société. La Fiducie est propriétaire d'un intérêt économique direct de 91,3 % dans la zone Golden et d'un intérêt économique direct de 12,9 % dans la zone Ogston.

La production de pétrole de la Fiducie dans cette zone pour la période allant de l'entrée en exploitation de la Fiducie, le 23 août 2002, jusqu'au 31 décembre 2002, s'est établie en moyenne à 2 420 b/j. La Fiducie a participé au forage de deux nouveaux puits dans la zone Ogston à la fin de 2002 ; ces puits ont permis de mieux délimiter un gisement dans la formation Slave Point qui nécessitera ultimement l'injection d'eau. À ce jour en 2003, la Fiducie a participé au forage fructueux de deux autres puits à Ogston, dans la formation Slave Point.

Le programme de dépenses en immobilisations de 2003 relatif à Red Earth sera axé sur des remises en production, des reconditionnements et la poursuite de la délimitation de la cible pétrolifère de la formation Slave Point d'Ogston.

**Réserves de pétrole et de gaz naturel**

Les réserves de pétrole, de gaz naturel et de LGN de Focus ont été évaluées dans le rapport Paddock. Le rapport Paddock a évalué la totalité des propriétés de Focus selon la valeur actualisée nette des réserves prouvées et probables. Paddock a évalué les réserves de pétrole, de gaz et de LGN de Focus et la valeur actualisée des rentrées de fonds futures susceptibles d'être tirées de ces réserves selon les hypothèses de la hausse des prix et de la constance des prix. Les résultats des évaluations fondées sur les hypothèses de la hausse et de la constance des prix, qui sont énoncés dans le rapport Paddock, sont résumés dans les tableaux présentés ci-dessous. **La valeur actualisée des rentrées de fonds futures estimatives indiquée dans les tableaux suivants pourrait ne pas être représentative de la juste valeur marchande des réserves. Les hypothèses relatives aux coûts, aux prix de la production future et à d'autres questions sont résumées dans les notes qui suivent les tableaux. Il n'est pas assuré que ces hypothèses relatives aux prix et aux coûts se réaliseront et les écarts pourraient être importants. Les rentrées de fonds futures estimatives indiquées dans les tableaux suivants ne tiennent pas compte de la provision pour impôt sur le revenu, des frais indirects et des frais futurs de remise en état des emplacements, mais tiennent compte des frais d'exploitation, des redevances et des dépenses en immobilisations futures estimatives.**

**RÉSERVES DE PÉTROLE, DE GAZ NATUREL ET DE LGN ET VALEUR ACTUALISÉE DES RENTRÉES FUTURES ESTIMATIVES SELON LES HYPOTHÈSES DE LA CONSTANCE DES PRIX ET DES COÛTS EN DATE DU 31 DÉCEMBRE 2002**

| | Pétrole (kb) | | Gaz naturel (Gpi$^3$) | | LGN (kb) | | Valeur actualisée des rentrées nettes futures avant impôt (en milliers de dollars) Actualisée à | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Brutes(1) | Nettes(2) | Brutes(1) | Nettes(2) | Brutes(1) | Nettes(2) | 0 % | 10 % | 15 % | 20 % |
| Réserves prouvées productives | 4 744 | 3 933 | 66 912 | 51 530 | 1 016 | 817 | 387 278 | 253 917 | 219 182 | 193 957 |
| Réserves prouvées non productives | 133 | 117 | 16 539 | 12 922 | 149 | 122 | 56 241 | 31 643 | 25 897 | 21 882 |
| Réserves prouvées inexploitées | 155 | 130 | 23 517 | 18 371 | 501 | 415 | 89 415 | 52 091 | 41 915 | 34 587 |
| Total des réserves prouvées | 5 032 | 4 180 | 106 968 | 82 823 | 1 666 | 1 354 | 532 934 | 337 651 | 286 994 | 250 426 |
| Réserves probables (affectées d'un facteur de risque de 50 %) | 497 | 408 | 15 625 | 11 961 | 227 | 185 | 67 582 | 30 052 | 22 599 | 17 810 |
| Total | 5 529 | 4 588 | 122 593 | 94 784 | 1 893 | 1 539 | 600 516 | 367 703 | 309 593 | 268 236 |

## RÉSERVES DE PÉTROLE, DE GAZ NATUREL ET DE LGN ET VALEUR ACTUALISÉE DES RENTRÉES FUTURES ESTIMATIVES SELON LES HYPOTHÈSES DE LA HAUSSE DES PRIX ET DES COÛTS EN DATE DU 31 DÉCEMBRE 2002

| | Pétrole (kb) | | Gaz naturel (Gpi³) | | LGN (kb) | | Valeur actualisée des rentrées nettes futures avant impôt (en milliers de dollars) Actualisée à | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Brutes[1] | Nettes[2] | Brutes[1] | Nettes[2] | Brutes[1] | Nettes[2] | 0 % | 10 % | 15 % | 20 % |
| Réserves prouvées productives | 4 744 | 4 038 | 66 912 | 51 504 | 1 016 | 819 | 296 768 | 201 913 | 176 541 | 157 864 |
| Réserves prouvées non productives | 134 | 120 | 16 539 | 12 945 | 149 | 123 | 43 408 | 24 937 | 20 541 | 17 449 |
| Réserves prouvées inexploitées | 156 | 134 | 23 517 | 18 371 | 501 | 414 | 65 861 | 37 860 | 30 243 | 24 772 |
| Total des réserves prouvées | 5 034 | 4 292 | 106 968 | 82 820 | 1 666 | 1 356 | 406 037 | 264 710 | 227 325 | 200 085 |
| Réserves probables (affectées d'un facteur de risque de 50 %) | 497 | 422 | 15 625 | 11 955 | 227 | 185 | 51 391 | 22 867 | 17 171 | 13 508 |
| Total | 5 531 | 4 714 | 122 593 | 94 775 | 1 893 | 1 541 | 457 428 | 287 579 | 244 496 | 213 594 |

Notes

(1) Les « **réserves brutes** » sont les réserves dont on a déduit les intérêts économiques directs appartenant à des tiers, mais non les redevances à la Couronnes, les redevances payables au propriétaire franc et les autres redevances.

(2) Les « **réserves nettes** » sont les réserves brutes restantes des propriétés dans lesquelles Focus a un intérêt, déduction faite de toutes les redevances à la Couronne, des redevances payables au propriétaire franc et des redevances dérogatoires.

(3) Les définitions suivantes des catégories de réserves ont été utilisées dans le rapport Paddock :

« **Réserves prouvées** » : les réserves que l'on estime récupérables, selon la technologie actuelle et la conjoncture économique prévue, de la partie d'un réservoir qui peut raisonnablement être évaluée comme rentable d'après l'analyse des données de forage, de géologie, de géophysique et d'ingénierie, y compris les réserves qui seront obtenues au moyen de procédés de récupération assistée s'étant révélés économiques et techniquement satisfaisants en ce qui a trait au réservoir en cause.

« **Réserves prouvées productives** » : les réserves prouvées qui sont effectivement productives ou, si elles ne le sont pas, qui pourraient être récupérées à partir de puits ou d'installations existants et qui sont non productives parce que le propriétaire en a décidé ainsi plutôt qu'en raison de l'absence de marchés ou pour d'autres motifs. À titre d'exemple, supposons un puits ou une zone qui pourrait être productif, mais qui est fermé parce que sa production n'est pas nécessaire pour remplir les engagements contractuels.

« **Réserves prouvées non productives** » : les réserves prouvées qui ne sont pas actuellement productives, en raison de l'absence de marchés ou d'installations.

« **Réserves prouvées inexploitées** » : désigne les réserves prouvées qu'on prévoit récupérer à partir de nouveaux puits forés sur des terrains inexploités ou de puits existants dont la remise en production exigerait des dépenses en immobilisations relativement considérables. Les réserves des terrains non forés sont limitées aux unités d'implantation de forage qui compensent des unités productives, dont on peut être raisonnablement certain qu'elles produiront une fois forées. On ne peut déclarer de réserves prouvées à l'égard d'autres unités non forées que si on peut faire la preuve qu'il y a continuité de la production à partir de la formation productive existante.

« **Réserves probables supplémentaires** » : les réserves dont l'analyse des données de forage, de géologie, de géophysique et d'ingénierie n'a pas fait la preuve qu'elles étaient prouvées selon les techniques actuelles et la conjoncture économique prévue, mais laisse présumer l'existence et la récupération future. Les réserves probables supplémentaires qui seront obtenues par l'application de procédés de récupération assistée représentent les quantités qui seront récupérées en sus de celles estimées dans la catégorie des réserves prouvées qui peuvent être estimées de façon réaliste quant au gisement d'après les procédés de récupération assistée dont la mise en application peut raisonnablement être prévue.

(4) Les réserves probables présentées dans le rapport Paddock comprennent des réserves liées à certains emplacements forés en 2003 ainsi qu'au rendement accru de la production de même que des réserves liées à des zones non testées, derrière le tubage, qui ont été évaluées de la même manière que les réserves prouvées, en tenant compte du calendrier de production et des dépenses en immobilisations. Les réserves probables et les valeurs ont été affectées d'un facteur de risque de 50 % pour tenir compte du risque inhérent à l'établissement du statut de réserves prouvées de ces réserves probables.

(5) Les prévisions relatives aux prix sur lesquelles les projections de revenu sont fondées dans le rapport Paddock, dans le cadre de l'hypothèse de la hausse des prix, reposent sur le modèle d'établissement des prix de Paddock de janvier 2003. Les prix des contrats à terme de pétrole et de gaz à la NYMEX sont à la base des modèles d'établissement des prix de l'énergie de Paddock pour les premières années. Ces données sont combinées aux hypothèses de Paddock relatives au prix à long terme, au taux d'inflation et au cours du change ainsi qu'à des estimations des frais de transport et du prix des carburants concurrents en vue de prévoir les prix à la tête de puits et à la sortie de l'usine du pétrole, du gaz naturel et des LGN produits au Canada. Le rapport Paddock présume que les

frais d'exploitation et les coûts en capital augmenteront au taux de 2,0 % par année. Les prix du pétrole, du gaz naturel et des LGN, selon l'hypothèse de la hausse des prix, employés dans le rapport Paddock sont les suivants :

| Exercice | WTI à Cushing, en Oklahoma ($ US/b) | Prix de référence à Edmonton ($ CA/b) | AECO ($ CA/MBtu) | Comptant à SUMAS ($ CA/MBtu) |
|---|---|---|---|---|
| 2003 | 26,00 | 38,96 | 5,60 | 6,13 |
| 2004 | 24,00 | 35,86 | 5,20 | 5,70 |
| 2005 | 22,50 | 33,53 | 4,88 | 5,34 |
| 2006 | 22,95 | 34,20 | 4,94 | 5,37 |
| 2007 | 23,41 | 34,89 | 5,00 | 5,40 |
| 2008 | 23,88 | 35,59 | 5,06 | 5,42 |
| 2009 | 24,35 | 36,30 | 5,12 | 5,49 |
| 2010 | 24,84 | 37,02 | 5,18 | 5,56 |
| 2011 | 25,34 | 37,76 | 5,24 | 5,62 |
| 2012 | 25,85 | 38,52 | 5,30 | 5,69 |
| 2013 | 26,36 | 39,29 | 5,36 | 5,76 |
| 2014 | 26,89 | 40,08 | 5,41 | 5,82 |
| 2015 | 27,43 | 40,88 | 5,47 | 5,89 |
| 2016 | 27,98 | 41,69 | 5,53 | 5,95 |
| 2017[(1)] | 28,54 | 42,53 | 5,64 | 6,07 |

Note
(1) Les prix augmentent de 2 % par la suite.

Les prix du pétrole, du gaz naturel et des LGN utilisés dans le cadre de l'hypothèse de la constance des prix dans le rapport Paddock reposent sur les prix moyens des sociétés en décembre 2002. Les prix utilisés dans le cadre de cette hypothèse sont les suivants :

| | |
|---|---|
| Pétrole : | 44,98 $/b |
| Gaz naturel : | 5,56 $/kpi$^3$ |
| LGN : | 38,04 $/b |

(6) Les prévisions annuelles des rentrées de fonds qui figurent dans le rapport Paddock tiennent compte du CIAR. Le programme de CIAR actuel prévoit un crédit qui varie entre 75 % et 25 % des redevances, selon un prix pondéré du gaz et du pétrole. Paddock a présumé que le CIAR continuera d'exister aux taux actuellement en vigueur conformément aux lignes directrices existantes à la date du rapport Paddock. Le crédit maximal qui peut être obtenu correspond au taux du CIAR multiplié par 2 000 000 $.

(7) Paddock a accepté tels quels toutes les données de production et tous les prix des produits historiques qu'elle a obtenus de Focus ou de sources publiques, sans autre vérification. Aucune inspection des propriétés de Focus n'a été effectuée. Les données techniques pertinentes ont été mises à la disposition de Paddock par Focus ou obtenues de sources publiques et de dossiers non confidentiels de Paddock. Les descriptions des propriétés, les détails sur les intérêts détenus ainsi que les données relatives aux puits fournis par Focus ont été acceptés tels quels. Aucune vérification des titres de propriété détenus ou des conventions d'exploitation en vigueur relativement aux propriétés visées n'a été faite. Les redevances payables au locateur et les redevances dérogatoires ainsi que les autres charges ont été fournies par Focus. Aucune vérification n'a été entreprise par Paddock. Focus a fourni à Paddock un état des résultats récent qui lui a permis de calculer certains paramètres économiques. La valeur de récupération des installations, les frais d'abandon des puits et les frais de remise en état des emplacements loués ne sont pas pris en considération dans le rapport Paddock.

(8) Le rapport Paddock tient compte de certaines dépenses en immobilisations nécessaires sur la durée des propriétés afin de réaliser les valeurs actualisées prévues selon les hypothèses de la hausse des prix et de la constance des prix. Des dépenses en immobilisations totales de 9,6 M$ doivent être engagées en 2003. Des dépenses en immobilisations nettes totales de 40,9 M$, selon l'hypothèse de la hausse des prix, et de 39,8 M$, selon l'hypothèse de la constance des prix (non actualisées, relativement au total des réserves prouvées et probables), sont prévues sur la durée des propriétés, conformément au rapport Paddock, afin de réaliser la valeur actualisée estimative.

(9) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

## Rapprochement des réserves

Le tableau suivant présente un sommaire de l'évolution de la quote-part brute de Focus dans les réserves de pétrole brut, de LGN et de gaz naturel, sans tenir compte des redevances appartenant à des tiers, du 31 décembre 2001 au 31 décembre 2002.

| *(selon l'hypothèse de la hausse des coûts et des prix, sans tenir compte des redevances)* | Pétrole brut (kb) | | | Gaz naturel (Mpi³) | | |
|---|---|---|---|---|---|---|
| | Prouvées | Probables | Total | Prouvées | Probables | Total |
| **Total au 31 décembre 2001** | 11 784 | 2 292 | 14 076 | 87 083 | 20 931 | 108 014 |
| Ajouts | 510 | 192 | 702 | 36 913 | 11 760 | 48 673 |
| Production | (1 763) | - | (1 763) | (11 795) | - | (11 795) |
| Transférées de Storm Energy Ltd. | (5 675) | (1 211) | (6 886) | (3 153) | (639) | (3 792) |
| Passées de probables à prouvées | 324 | (324) | - | - | - | - |
| Révisions | (146) | 44 | (102) | (2 080) | (803) | (2 883) |
| **Total au 31 décembre 2002** | 5 034 | 993 | 6 027 | 106 968 | 31 249 | 138 217 |

| | LGN (kb) | | | Bep 6:1 (Mpi³) | | |
|---|---|---|---|---|---|---|
| | Prouvées | Probables | Total | Prouvées | Probables | Total |
| **Total au 31 décembre 2001** | 1 554 | 179 | 1 733 | 27 852 | 5 960 | 33 811 |
| Ajouts | 490 | 224 | 714 | 7 152 | 2 375 | 9 528 |
| Production | (183) | - | (183) | (3 912) | - | (3 912) |
| Transférées de Storm Energy Ltd. | (106) | (22) | (128) | (6 306) | (1 340) | (7 645) |
| Passées de probables à prouvées | - | - | - | 324 | (324) | - |
| Révisions | (89) | 73 | (16) | (582) | (15) | (597) |
| **Total au 31 décembre 2002** | 1 666 | 454 | 2 120 | 24 528 | 6 656 | 31 184 |

## Terrains inexploités

Le tableau suivant résume les terrains inexploités de Focus, en acres, au 31 décembre 2002 :

| | Bruts[1] | Nets[2] | Intérêt économique direct moyen (en pourcentage) |
|---|---|---|---|
| Alberta | 2 816 | 1 725 | 61 % |
| Colombie-Britannique | 9 699 | 6 979 | 72 % |
| Total | 12 515 | 8 704 | 70 % |

Notes
(1) « **Acres bruts** » désigne le nombre total d'acres dans lesquels Focus a un intérêt, directement ou indirectement.
(2) « **Acres nets** » désigne le nombre total d'acres dans lesquels Focus a un intérêt, directement ou indirectement, multiplié par l'intérêt économique direct, exprimé en pourcentage, dans ceux-ci qui appartient à Focus, directement ou indirectement.

## Puits de pétrole et de gaz naturel

Le tableau suivant présente le nombre et l'état des puits dans lesquels Focus avait un droit de redevance ou un intérêt économique direct important au 31 décembre 2002, qui étaient productifs ou que Focus considérait comme capables de l'être.

| | Productifs | | | | Fermés[1] | | | |
|---|---|---|---|---|---|---|---|---|
| | Pétrole brut | | Gaz naturel | | Pétrole brut | | Gaz naturel | |
| | Bruts[2] | Nets[3] | Bruts[2] | Nets[3] | Bruts[2] | Nets[3] | Bruts[2] | Nets[3] |
| Alberta | 90 | 46,9 | 20 | 8,8 | 27 | 14,8 | 7 | 1,3 |
| Colombie-Britannique | - | - | 63 | 34,8 | - | - | 7 | 4,5 |
| **Total** | 90 | 46,9 | 83 | 43,6 | 27 | 14,8 | 14 | 5,8 |

Notes
(1) « **Puits fermés** » désigne les puits dans lesquels on a découvert du pétrole brut ou du gaz naturel et qui peuvent être productifs, mais ne le sont pas en raison de l'absence d'installations de transport ou de marchés ou pour d'autres motifs. Voir « Description des activités et de l'exploitation – Propriétés principales ».
(2) « **Puits bruts** » désigne le nombre total de puits dans lesquels Focus a un intérêt, directement ou par l'intermédiaire de la Société.

(3) « **Puits nets** » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct de Focus (ou de la Société, selon le cas) dans celui-ci, exprimé en pourcentage.

(4) À la date des présentes, tous les puits fermés, sauf un, se situent dans un rayon d'environ dix kilomètres de pipelines.

## Historique de production, prix obtenus et dépenses en immobilisations

Le tableau suivant présente certains renseignements relatifs à la production, au prix obtenu pour les produits, aux redevances, aux frais d'exploitation, au revenu net touché et aux dépenses en immobilisations engagées par Focus au cours de chaque trimestre de son exercice terminé le plus récent, ainsi que des données comparatives pour les périodes correspondantes de l'exercice précédent. Pour calculer le nombre de bep, le gaz naturel est converti en équivalents de pétrole à raison de 6 kpi$^3$ de gaz naturel par baril équivalent de pétrole.

| | Trimestre terminé le 31 mars | | Trimestre terminé le 30 juin | | Trimestre terminé le 30 septembre | | Trimestre terminé le 31 décembre | |
|---|---|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| Production quotidienne moyenne[1] | | | | | | | | |
| Pétrole brut (b/j) | 6 241 | 6 088 | 6 286 | 5 819 | 4 375 | 5 927 | 2 469 | 6 397 |
| LGN (b/j) | 486 | 328 | 562 | 348 | 496 | 334 | 464 | 357 |
| Gaz naturel (Mpi$^3$/j) | 30 508 | 18 861 | 35 740 | 24 592 | 30 103 | 23 339 | 32 911 | 23 700 |
| Total des bep totaux (bep/j) (6:1) | 11 811 | 9 560 | 12 805 | 10 266 | 9 888 | 10 151 | 8 419 | 10 705 |
| Prix net moyen obtenu[2] | | | | | | | | |
| Pétrole brut ($/b) | 33,20 | 42,33 | 38,94 | 41,37 | 42,03 | 39,40 | 37,89 | 31,33 |
| LGN ($/b) | 20,93 | 43,97 | 27,26 | 39,10 | 33,91 | 29,31 | 35,69 | 20,83 |
| Gaz naturel ($/kpi$^3$) | 3,23 | 8,80 | 3,75 | 6,59 | 2,75 | 3,44 | 4,83 | 3,56 |
| Total ($/bep) (6:1) | 26,74 | 45,83 | 30,79 | 40,56 | 28,44 | 31,88 | 31,56 | 27,35 |
| Redevances moyennes[3] | | | | | | | | |
| Pétrole brut ($/b) | 6,77 | 11,81 | 9,44 | 12,11 | 11,04 | 11,13 | 10,76 | 8,36 |
| LGN ($/b) | 5,39 | 12,23 | 6,03 | 8,93 | 7,12 | 7,71 | 8,23 | 6,13 |
| Gaz naturel ($/kpi$^3$) | 0,75 | 2,71 | 0,84 | 1,71 | 0,63 | 0,57 | 1,28 | 0,59 |
| Total ($/bep) (6:1) | 5,74 | 13,28 | 7,28 | 11,28 | 7,16 | 8,06 | 8,52 | 6,51 |
| Frais d'exploitation moyens[4] | | | | | | | | |
| Total ($/bep) (6:1) | 3,26 | 4,20 | 3,33 | 4,38 | 3,59 | 3,27 | 3,05 | 3,71 |
| Revenu net touché | 17,74 | 28,35 | 20,18 | 24,90 | 17,69 | 20,55 | 19,99 | 17,13 |
| Total ($/bep) (6:1) | 27 001 | 27 206 | 3 371 | 6 866 | 6 101 | 13 047 | 3 662 | 18 633 |
| Dépenses en immobilisations (en milliers de dollars) | | | | | | | | |
| Exploration (y compris le forage) | 19 835 | 12 483 | 1 188 | 3 245 | 3 464 | 9 954 | - | 11 954 |
| Mise en valeur (y compris le forage et les installations) | 7 166 | 15 865 | 2 183 | 3 621 | 2 637 | 2 547 | 3 057 | 6 679 |
| Acquisitions de propriétés | - | (1 142) | - | - | - | 546 | 605 | - |

Notes

(1) Sans déduire les redevances.

(2) Le prix des produits tient compte des frais de transport des produits vers le marché et des gains et des pertes de couverture.

(3) Les redevances tiennent compte du CIAR.

(4) Ce chiffre comprend tous les frais d'exploitation sur le terrain.

La production de Focus pour la période allant du 23 août au 31 décembre 2002 était constituée d'environ 37 % de pétrole léger et de 63 % de gaz naturel.

Pour la période allant du 23 août au 31 décembre 2002, environ 56 % des revenus bruts de Focus provenaient de la production de gaz naturel, 38 %, de la production de pétrole brut, et 6 %, de la production de LGN.

**Historique de forage**

Le tableau suivant présente le nombre de puits bruts et nets que Focus a forés ou au forage desquels elle a participé au cours des périodes indiquées.

| | Exercice terminé le 31 décembre | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Bruts[2] | Nets[3] | Bruts[2] | Nets[3] |
| Pétrole brut | 14 | 6,1 | 23,0 | 19,7 |
| Gaz naturel | 18 | 9,4 | 8,0 | 5,2 |
| Puits secs et abandonnés[4] | 6 | 3,9 | 16,0 | 12,7 |
| Total | 38 | 19,4 | 47,0 | 37,6 |

Notes

(1) La restructuration de Storm en fiducie à revenu a pris effet le 23 août 2002.

(2) « **Puits bruts** » désigne le nombre puits dans lesquels Focus a un intérêt.

(3) « **Puits nets** » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct de Focus dans celui-ci, exprimé en pourcentage.

(4) « **Puits sec** » désigne un puits qui n'est pas productif. Un puits productif est un puits capable de produire des hydrocarbures en quantité considérée comme suffisante par l'exploitant pour justifier les frais nécessaires à son conditionnement, à son équipement et à sa mise en production.

***Commercialisation et engagements futurs***

Focus a recours à un programme de couverture afin de gérer les risques liés à la fluctuation du prix des marchandises, de rendre les distributions plus certaines et plus stables, de protéger le rendement du capital investi des porteurs de parts et d'assurer la rentabilité de certaines propriétés et acquisitions. Ce programme est contrôlé par le conseil d'administration et mis en œuvre par le comité de gestion des risques. Focus utilise des effets financiers et les contrats de vente à terme dans le cadre de ce programme de gestion des risques. Tous les contrats sur marchandises et de change sont conclus avec des contreparties qui présentent un risque minimal.

Le revenu de production de 2002 comporte une perte nette de 1,2 M$ se rapportant aux effets financiers ainsi qu'aux contrats sur marchandises et de change. Cela se compare à une perte de 0,6 M$ en 2001. La perte nette de 2002 provient d'un gain de couverture de 0,6 M$ relatif à des effets financiers liés au gaz naturel et d'une perte de couverture sur le pétrole brut de 1,8 M$. Les résultats de couverture du gaz naturel comprennent une perte hors caisse de 1,4 M$ se rapportant à un contrat sur le prix plafond du gaz naturel qui a été comptabilisé selon les règles d'évaluation à la valeur du marché.

Pour la période de 131 jours, la Fiducie a constaté une perte de couverture de 1,8 M$ constituée d'une perte de 0,2 M$ relative à des effets financiers liés au gaz naturel et d'une perte de 1,6 M$ relative au pétrole brut. Les résultats de couverture du gaz naturel comprennent un gain hors caisse de 0,1 M$. Les pertes de couverture traduisent le redressement marqué des prix du gaz naturel et du pétrole brut, qui a eu lieu au cours du quatrième trimestre.

Focus dispose actuellement de contrats à prix fixe et de tunnels qui lui assurent une protection en matière de prix à l'égard d'environ 57 % de sa production de gaz naturel, au prix de référence de 5,60 $ CA/kpi³. En 2003, les swaps à prix fixe et les tunnels visent environ 46 % de la production de pétrole, au prix de référence de 40,36 $ CA par baril. Le tableau suivant décrit les effets financiers et les contrats matériels actuellement en place dans le cadre du programme de couverture de la Fiducie.

**Contrats financiers**

| | Quantité quotidienne | Prix du contrat | | Indice du prix | Durée |
|---|---|---|---|---|---|
| Pétrole brut – prix fixe | 700 b | 39,80 $ | CA | WTI | Octobre 2002 à août 2003 |
| | 300 b | 39,80 $ | CA | WTI | Octobre 2002 à août 2003 |
| | 500 b | 41,80 $ | CA | WTI | Septembre 2003 à août 2004 |
| Pétrole brut – tunnels | 500 b | 41,00 $ à 63,00 $ | CA | WTI | Avril 2003 |
| | 500 b | 41,00 $ à 58,85 $ | CA | WTI | Mai 2003 |
| | 500 b | 41,00 $ à 55,35 $ | CA | WTI | Juin 2003 |
| | 500 b | 41,00 $ à 52,70 $ | CA | WTI | Juillet 2003 |
| | 500 b | 41,00 $ à 50,25 $ | CA | WTI | Août 2003 |
| Gaz naturel – prix fixe | 3 000 MBtu | 5,02 $ | CA | Sumas | Octobre 2002 à octobre 2003 |
| | 7 000 MBtu | 5,18 $ | CA | Sumas | Novembre 2002 à octobre 2003 |
| | 12 500 GJ | 4,76 $ | CA | AECO | Octobre 2002 à mars 2003 |
| Gaz naturel – tunnels | 5 000 GJ | 5,56 $ à 6,75 $ | CA | AECO | Avril à octobre 2003 (excluant juillet) |
| | 6 420 GJ | 5,75 $ à 8,03 $ | CA | AECO | Novembre 2003 à mars 2004 |
| Gaz naturel – prix plancher(i) | 8 420 GJ | 4,75 $ | CA | AECO | Avril 2003 à octobre 2003 |

*(i) se rapporte au plafond du gaz naturel décrit ci-dessous*

Le contrat de marchandise sur le prix plafond du gaz naturel suivant est comptabilisé selon les règles d'évaluation à la valeur du marché, étant donné qu'il ne constitue pas réellement une couverture. Un passif de 2 685 205 $ est inscrit au bilan consolidé au 31 mars 2003.

**Contrats de marchandises**

| | Quantité quotidienne | Prix du contrat | | Indice du prix | Durée |
|---|---|---|---|---|---|
| Gaz naturel – prix plafond | 8 420 GJ | 4,90 $ | CA | AECO | Avril 2003 à octobre 2003 |

Outre les contrats financiers décrits ci-dessus, la Fiducie a un contrat matériel visant la vente de 5 000 MBtu de gaz naturel par jour à Sumas au prix de 8,21 $/MBtu pour la période allant de novembre 2003 à mars 2004.

***Ressources humaines***

Au 31 mars 2003, FET Resources comptait au total six (6) employés à temps plein.

***Répercussions cycliques et saisonnières du secteur***

Les résultats d'exploitation et la situation financière de la Fiducie sont tributaire des prix obtenus à l'égard de la production de pétrole et de gaz naturel. Les prix du pétrole et du gaz naturel ont fluctué énormément au cours des dernières années et sont déterminés par l'offre et la demande, y compris certains facteurs comme les conditions climatiques et la conjoncture économique générale, ainsi que la situation ayant cours dans d'autres régions pétrolifères et gazéifères productives. Le déclin du prix du pétrole et du gaz naturel pourrait avoir une incidence défavorable sur la situation financière de la Fiducie.

***Renégociation ou résiliation de contrats***

À la date des présentes, la Fiducie ne prévoit pas que la renégociation ou la résiliation de contrats ou de sous-contrats aura un effet déterminant sur un aspect ou l'autre de ses activités pendant l'exercice en cours.

***Concurrence***

La Fiducie évolue dans le secteur pétrolier, dont tous les aspects sont extrêmement concurrentiels. La Fiducie livre concurrence à d'autres sociétés et à d'autres fiducies et fonds à revenu du secteur de l'énergie à l'égard de tous les aspects de ses activités, notamment au chapitre des possibilités d'exploitation et de mise en valeur, de l'accès aux marchés des marchandises, de l'acquisition de propriétés et de sociétés et de l'accessibilité aux marchés financiers. La Fiducie s'efforce d'être concurrentielle en

s'assurant que sa situation financière est solide et en faisant appel aux technologies actuelles afin d'améliorer les activités de mise en valeur et d'exploitation.

***Considérations environnementales***

La Fiducie a adopté une démarche proactive en matière d'environnement. Elle a adopté des méthodes afin de s'assurer que la diligence nécessaire est apportée à la gestion quotidienne de ses propriétés pétrolifères et gazéifères. Les règlements et les directives gouvernementaux sont suivis en stricte conformité avec la loi. La Fiducie estime qu'il est important d'abandonner les puits et de remettre les emplacements en état dans les délais prescrits afin de minimiser les dégâts environnementaux et les frais globaux.

Les provisions relatives aux frais de remise en état des emplacements et de retrait futurs estimatifs de la Fiducie, déduction faite des valeurs de récupération, sont constituées selon la méthode de l'amortissement proportionnel au rendement d'après les réserves prouvées estimatives. Les frais annuels sont comptabilisés comme une dépense et la provision cumulée est considérée comme un élément de passif. Les frais de remise en état des emplacements réels sont déduits de la provision cumulée au cours de l'exercice où ils sont engagés. La Fiducie a comptabilisé en 2002 une provision de 1,2 M$ pour la remise en état future des emplacements. Au 31 décembre 2002, la provision cumulée pour la remise en état future des emplacements de Focus s'établissait à 2,3 M$.

La Fiducie a constitué un fonds de remise en état afin de financer ses obligations estimatives futures en matière d'environnement et de remise en état. Le financement lié à l'exploitation de la Fiducie au 31 décembre 2002, soit environ 0,2 M$, a été effectué au cours du premier trimestre.

## RENSEIGNEMENTS SUPPLÉMENTAIRES RELATIFS À FOCUS ENERGY TRUST

**Parts de fiducie**

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de l'acte de fiducie. Chaque part de fiducie donne à son porteur le droit d'exprimer une voix à toutes les assemblées des porteurs de parts de fiducie et représente une participation véritable indivise égale dans les distributions de la Fiducie (qu'elles soient faites sur le bénéfice net, les gains en capital réalisés nets ou d'autres sommes) et dans l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts de fiducie en circulation permettent à leurs porteurs de recevoir une part égale des distributions de la Fiducie et, en cas de dissolution ou de liquidation de celle-ci, une part égale de l'actif net de la Fiducie. Toutes les parts de fiducie ont égalité de rang, de façon proportionnelle, sans privilège ni priorité. Chaque part de fiducie est transférable, ne comporte aucun droit de conversion ou droit préférentiel de souscription, permet à son porteur d'exiger que la Fiducie rachète une partie ou la totalité des parts de fiducie qu'il détient (voir « – Droit au rachat ») et lui confère une voix par part de fiducie détenue à toutes les assemblées des porteurs de parts de la Fiducie.

Les parts de fiducie ne constituent pas un mode de placement traditionnel et les épargnants ne devraient pas les considérer comme des « actions » de FET Resources ou de la Fiducie. Les porteurs de parts de la Fiducie, à ce titre, ne bénéficieront pas des droits prévus par la loi qui découlent habituellement de la propriété d'actions d'une société, par exemple le droit d'intenter un recours en cas d'abus ou une action oblique. Le cours d'une part de fiducie sera fonction du revenu distribuable prévu de FET Resources et de la capacité de celle-ci d'obtenir la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie fluctuera en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment les taux d'intérêt, les prix des marchandises et la capacité de la Fiducie d'acquérir des éléments d'actif supplémentaires. L'évolution de la conjoncture du marché pourrait avoir une incidence défavorable sur le cours des parts de fiducie.

**Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie et les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.**

**Droits de vote spéciaux**

Pour que la Fiducie dispose de plus de latitude pour effectuer des acquisitions d'entreprises, l'acte de fiducie permet la création de droits de vote spéciaux qui lui permettront d'accorder des droits de vote aux porteurs des actions échangeables et, à l'avenir, aux porteurs d'autres actions échangeables que FET Resources ou d'autres filiales de la Fiducie pourraient émettre dans le cadre d'autres opérations visant des actions échangeables.

Un nombre illimité de droits de vote spéciaux peuvent être créés et émis aux termes de l'acte de fiducie. Les porteurs de droits de vote spéciaux n'auront pas droit aux distributions de quelque nature que ce soit versées par la Fiducie, mais ils auront droit, aux assemblées des porteurs de parts de la Fiducie, au nombre de voix prescrit par le conseil d'administration dans la résolution autorisant l'émission des droits de vote spéciaux. Sauf pour ce qui est du droit de voter aux assemblées des porteurs de parts de la Fiducie, les droits de vote spéciaux ne confèrent aucun autre droit à leurs porteurs.

Conformément aux modalités de la convention de vote et d'échange, la Fiducie émettra un droit de vote spécial au fiduciaire nommé aux termes de la convention de vote et d'échange au profit de toutes les personnes qui ont reçu des actions échangeables dans le cadre de l'arrangement.

**Modifications de l'acte de fiducie**

Le fiduciaire, ses administrateurs, les membres de sa direction, ses employés, ses actionnaires et ses mandataires n'auront aucune responsabilité envers les porteurs de parts de la Fiducie ou quelque autre personne que ce soit, qu'il s'agisse d'une responsabilité délictuelle, contractuelle ou autre, relativement à toute question se rapportant à la Fiducie ou aux biens de celle-ci, découlant de l'exercice par le fiduciaire des pouvoirs discrétionnaires ou autres qui lui sont conférés par l'acte de fiducie, y compris toute mesure prise ou omise de bonne foi sur la foi de documents qui semblent à première vue dûment signés, une dépréciation des biens de la Fiducie ou une perte relative à ceux-ci découlant de la vente d'un élément d'actif, une inexactitude dans une évaluation fournie par une autre personne compétente, la confiance accordée à une telle évaluation, une action ou une omission de FET Resources ou d'une autre personne à laquelle le fiduciaire a, avec le consentement de FET Resources, délégué l'une ou l'autre de ses obligations aux termes des présentes ou toute autre action ou omission (y compris le fait de ne pas obliger, de quelque manière que ce soit, un ancien fiduciaire à remédier à un manquement à ses obligations à ce titre ou le fait que FET Resources ne remplisse pas les obligations qui lui incombent ou qui lui sont déléguées aux termes de l'acte de fiducie ou d'un autre contrat), sauf si la responsabilité en question découle d'une faute lourde, d'un défaut délibéré ou d'une fraude du fiduciaire ou de l'un ou l'autre de ses administrateurs, des membres de sa direction, de ses employés ou de ses actionnaires. Si le fiduciaire a retenu les services d'un spécialiste, d'un conseiller ou d'un conseiller juridique compétent à l'égard d'une question liée aux obligations qui lui incombent aux termes de l'acte de fiducie, il pourra suivre ou non les conseils de ce spécialiste, de ce conseiller ou de ce conseiller juridique et il ne sera pas responsable des pertes ou des responsabilités découlant de sa décision, contre lesquelles il sera entièrement protégé. Dans l'exercice des pouvoirs discrétionnaires ou autres qui lui sont conférés par l'acte de fiducie, le fiduciaire agit et sera réputé de façon concluante agir à titre de fiduciaire de l'actif de la Fiducie et sa responsabilité personnelle ne sera pas engagée à l'égard des dettes, du passif, des obligations, des réclamations, des demandes, des jugements, des frais ou des charges qui se rapportent à la Fiducie ou aux biens de celle-ci ou qui sont présentés à leur encontre. En outre, l'acte de fiducie comporte d'autres dispositions d'usage limitant la responsabilité du fiduciaire.

**Responsabilité limitée des porteurs de parts de la Fiducie**

L'acte de fiducie prévoit qu'aucun porteur de parts de la Fiducie n'engagera sa responsabilité à ce titre, qu'il s'agisse d'une responsabilité contractuelle ou délictuelle, relativement à la Fiducie ou aux obligations ou aux affaires de celle-ci et, si un tribunal juge que la responsabilité des porteurs de parts de la Fiducie est engagée, celle-ci se limitera à l'actif de la Fiducie et ne pourra être réglée qu'au moyen de celui-ci. Conformément à l'acte de fiducie, la Fiducie indemnisera chacun des porteurs de parts de la Fiducie et les tiendra quittes des frais, des dommages, des responsabilités et des pertes qu'ils pourraient engager ou subir en raison du fait que leur responsabilité n'est pas limitée.

L'acte de fiducie prévoit que tous les contrats signés par la Fiducie ou pour son compte doivent renfermer une disposition selon laquelle l'obligation en question ne liera pas les porteurs de parts de la Fiducie personnellement. Nonobstant les modalités de l'acte de fiducie, les porteurs de parts de la Fiducie pourraient ne pas être protégés des responsabilités de la Fiducie dans la même mesure qu'un actionnaire est protégé des responsabilités d'une société par actions. La responsabilité personnelle peut également découler de réclamations présentées à l'encontre de la Fiducie (dans la mesure où ces réclamations ne sont pas réglées par la Fiducie) qui ne découlent pas de contrats, y compris des actions en responsabilité délictuelle, des créances fiscales et certaines

autres responsabilités prévues par la loi. Il est considéré comme peu probable qu'une telle responsabilité personnelle soit engagée par les porteurs de parts de la Fiducie, étant donné que la seule activité de la Fiducie consiste à détenir des titres et que toutes les activités commerciales sont exercées, directement ou indirectement, par FET Resources.

La Fiducie et sa filiale en propriété exclusive, FET Resources, exercent leurs activités, d'après l'avis de leurs conseillers juridiques, d'une manière et dans les territoires qui leur permettent d'éviter autant que possible le risque que la responsabilité des porteurs de parts de la Fiducie soit engagée à l'égard de réclamations présentées contre la Fiducie, notamment en obtenant l'assurance appropriée, s'il y a lieu, relativement aux activités de FET Resources et en faisant en sorte que les contrats signés par la Fiducie ou pour son compte renferment une disposition prévoyant que les obligations qui y sont prévues ne lient pas les porteurs de parts de la Fiducie personnellement.

**Émission de parts de fiducie**

L'acte de fiducie prévoit que des parts de fiducie, y compris des droits, des bons de souscription et d'autres titres visant l'achat de parts de fiducie, la conversion en parts de fiducie ou l'échange contre des parts de fiducie, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le fiduciaire, conformément à la recommandation du conseil d'administration. L'acte de fiducie prévoit également que FET Resources peut autoriser la création et l'émission de débentures, de billets et d'autres titres d'emprunt de la Fiducie, selon les modalités, aux personnes et moyennant la contrepartie établies par celle-ci.

**Distributions en espèces**

Le fiduciaire peut déclarer payable aux porteurs de parts de la Fiducie la totalité ou une partie du bénéfice net que la Fiducie tire des intérêts créditeurs sur les billets et du revenu obtenu aux termes de la convention relative à la PBN, déduction faite des frais et des obligations de la Fiducie exigibles et courus qui sont imputables à son bénéfice net. En outre, les porteurs de parts de la Fiducie peuvent, à la discrétion du conseil d'administration, toucher des distributions relativement aux remboursements anticipés du capital des billets effectués par FET Resources à la Fiducie avant l'échéance des billets. Toutefois, il est prévu que la Fiducie réinvestira une part considérable des remboursements du capital des billets en vue de faire des dépenses en immobilisations destinées à accroître l'exploitation de FET Resources et d'ainsi augmenter les fonds provenant de l'exploitation de celle-ci.

La distribution en espèces initiale pour la période allant de la date d'effet au 30 septembre 2002, payable aux porteurs de parts de la Fiducie inscrits le 30 septembre 2002, a été versée le 15 octobre 2002. Il est prévu que la quasi-totalité des distributions en espèces versées aux porteurs de parts de la Fiducie seront imposées à titre de revenu ordinaire. Par la suite, les distributions en espèces devraient être versées le quinzième jour de chaque mois aux porteurs de parts de la Fiducie inscrits à la date de clôture des registres aux fins d'une distribution précédant immédiatement cette date.

**Droit au rachat**

Les parts de fiducie sont rachetables à tout moment à la demande des porteurs de celles-ci, sur remise à la Fiducie des certificats les représentant, accompagnés d'un avis de rachat dûment rempli et signé. Une fois que la Fiducie aura reçu l'avis de rachat des parts de fiducie, le porteur de celles-ci aura seulement le droit de recevoir un prix par part de fiducie (le « prix de rachat du marché ») correspondant au moindre de (i) 90 % du « cours » des parts de fiducie à la bourse principale où celles-ci sont inscrites à des fins de négociation pendant la période de 10 jours de bourse débutant immédiatement après la date à laquelle les parts de fiducie sont remises à des fins de rachat et (ii) le cours de clôture à la bourse principale où les parts de fiducie sont inscrites à des fins de négociation à la date à laquelle les parts de fiducie sont remises à des fins de rachat.

Aux fins de ce calcul, le « cours » correspond à la moyenne simple du cours de clôture des parts de fiducie chaque jour de bourse au cours duquel un cours de clôture a été établi; toutefois, si la bourse ou le marché applicable ne fournit pas de cours de clôture, mais seulement les cours extrêmes des parts de fiducie négociées un jour donné, le cours correspondra à la moyenne simple de la moyenne des cours extrêmes de chaque jour de bourse au cours duquel il y a eu négociation; en outre, si des négociations ont eu lieu sur le marché ou à la bourse applicable pendant moins de cinq des 10 jours de bourse, le cours correspondra à la moyenne simple des cours suivants établis à l'égard de chacun des 10 jours de bourse, soit la moyenne des derniers cours acheteur et vendeur chaque jour au cours duquel il n'y a pas eu de négociation, le cours de clôture des parts de fiducie chaque jour au cours duquel il y a eu négociation si la bourse ou le marché fournit un cours de clôture et la moyenne des cours extrêmes des parts de fiducie chaque jour au cours duquel il y a eu négociation si le marché fournit seulement les cours extrêmes des parts de fiducie

négociées un jour donné. Le cours de clôture correspond au cours de clôture des parts de fiducie s'il y a eu négociation à cette date, à la moyenne des cours extrêmes des parts de fiducie s'il y a eu négociation et que la bourse ou l'autre marché ne fournit que les cours extrêmes des parts de fiducie négociées un jour donné ou à la moyenne des derniers cours acheteur et vendeur si aucune négociation n'a eu lieu à cette date.

Le prix de rachat du marché global payable par la Fiducie relativement aux parts de fiducie remises à des fins de rachat au cours d'un mois civil doit être réglé au moyen d'un paiement en espèces le dernier jour du mois suivant. Le droit des porteurs de parts de la Fiducie de toucher des espèces au moment du rachat de leurs parts de fiducie fait l'objet de la restriction selon laquelle la somme totale payable par la Fiducie relativement à ces parts de fiducie et à toutes les autres parts de fiducie remises à des fins de rachat au cours du même mois civil et d'un mois civil antérieur de la même année ne doit pas être supérieure à 250 000 $; toutefois, la Fiducie peut, à son entière discrétion, renoncer à cette restriction à l'égard de tout mois civil. Dans le cas contraire, le prix de rachat du marché payable par la Fiducie relativement aux parts de fiducie remises à des fins de rachat au cours de ce mois civil est versé le dernier jour du mois suivant, de la manière suivante : (i) premièrement, la Fiducie distribue des billets dont le capital global correspond au prix de rachat du marché global des parts de fiducie remises à des fins de rachat et (ii) deuxièmement, dans la mesure où la Fiducie ne détient pas des billets d'un capital impayé suffisant pour assurer ce paiement, la Fiducie émet ses propres billets à ordre d'un capital correspondant à l'insuffisance (appelés dans les présentes les « billets de rachat ») aux porteurs de parts de la Fiducie qui ont exercé le droit au rachat, les billets comportant des modalités essentiellement identiques aux premiers billets.

Si, au moment où des parts de fiducie sont remises à des fins de rachat par le porteur de parts de la Fiducie, les parts de fiducie en circulation ne sont pas inscrites à des fins de négociation à la TSX et ne sont négociées ou inscrites à aucune autre bourse ni sur aucun autre marché où FET Resources juge, à son entière discrétion, que le prix des parts de fiducie est représentatif de leur juste valeur marchande, ou si les opérations sur les parts de fiducie en circulation font l'objet d'une suspension ou d'un arrêt à une bourse à laquelle les parts de fiducie sont inscrites à des fins de négociation ou, sinon, sur un marché où les parts de fiducie sont inscrites à des fins de négociation, à la date à laquelle ces parts de fiducie ont été remises à des fins de rachat ou pendant plus de cinq jours de bourse au cours de la période de 10 jours de bourse commençant immédiatement après la date à laquelle ces parts de fiducie ont été remises à des fins de rachat, le porteur de parts de la Fiducie aura le droit de recevoir, au lieu du prix de rachat du marché, un prix par part de fiducie (le « prix de rachat évalué ») correspondant à 90 % de la juste valeur marchande des parts de fiducie établie par FET Resources à la date à laquelle ces parts de fiducie ont été remises à des fins de rachat. Le prix de rachat évalué global payable par la Fiducie à l'égard des parts de fiducie remises à des fins de rachat au cours d'un mois civil donné sera versé le dernier jour du troisième mois suivant (i) en espèces ou (ii) au moyen d'une distribution de billets ou de billets de rachat, au gré de la Fiducie, comme il est décrit ci-dessus.

Il n'est pas prévu que ce droit au rachat constitue le mécanisme principal permettant aux porteurs de parts de fiducie d'aliéner leurs parts de fiducie. Les billets ou les billets de rachat pouvant être distribués en nature aux porteurs de parts de fiducie dans le cadre d'un rachat ne seront inscrits à aucune bourse et on ne prévoit pas qu'un marché se matérialisera à leur égard. Les billets ou les billets de rachat pourraient ne pas constituer des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

**Assemblées des porteurs de parts**

L'acte de fiducie prévoit que des assemblées des porteurs de parts doivent être convoquées et tenues aux fins, entre autres, de la nomination ou de la destitution du fiduciaire, de la nomination ou de la destitution des vérificateurs de la Fiducie, de l'approbation de modifications de l'acte de fiducie (sauf pour ce qui est décrit à la rubrique « – Modifications de l'acte de fiducie »), de la vente de la totalité ou de la quasi-totalité des biens de la Fiducie et du début de la liquidation des affaires de la Fiducie. Des assemblées des porteurs de parts sont convoquées et tenues annuellement aux fins, entre autres choses, de l'élection des administrateurs de FET Resources et de la nomination des vérificateurs de la Fiducie.

Une assemblée des porteurs de parts peut être convoquée à tout moment et à quelque fin que ce soit par le fiduciaire et elle doit être convoquée, sauf dans certaines circonstances, si les porteurs d'au moins 5 % des parts de fiducie alors en circulation l'exigent par écrit. Une telle demande doit notamment décrire de façon raisonnablement détaillée les questions devant être soumises à l'assemblée. Les porteurs de parts peuvent assister et voter à toutes les assemblées des porteurs de parts, en personne ou par procuration, un fondé de pouvoir n'étant pas tenu d'être un porteur de parts. Deux personnes présentes ou représentées par procuration et représentant globalement au moins 5 % des droits de vote afférents à l'ensemble des parts de fiducie en circulation forment le quorum aux fins de la tenue de ces assemblées. Les porteurs de droits de vote spéciaux émis qui sont présents à

l'assemblée seront considérés comme représentant des parts de fiducie en circulation d'un nombre correspondant au nombre de voix afférentes à ces droits de vote spéciaux aux fins de l'établissement d'un tel quorum.

L'acte de fiducie comporte des dispositions relatives aux avis requis et aux formalités de convocation et de tenue des assemblées des porteurs de parts, conformément aux lois applicables.

**Communication de l'information destinée aux porteurs de parts de la Fiducie**

Les états financiers de la Fiducie sont vérifiés une fois par année par un cabinet de comptables agréés indépendant reconnu. Le fiduciaire poste les états financiers vérifiés de la Fiducie, accompagnés du rapport des comptables agréés, et les états financiers intermédiaires non vérifiés de la Fiducie aux porteurs de parts de la Fiducie dans les délais prescrits par les lois sur les valeurs mobilières. L'exercice de la Fiducie prend fin le 31 décembre.

La Fiducie est assujettie aux obligations d'information continue prévues dans les lois sur valeurs mobilières applicables.

**Offre publique d'achat**

L'acte de fiducie comporte des dispositions stipulant que si une offre publique d'achat est présentée relativement aux parts de fiducie et qu'au moins 90 % de celles-ci (autres que les parts de fiducie détenues à la date de l'offre publique d'achat par l'initiateur, les personnes avec lesquelles il a un lien ou les membres de son groupe ou pour leur compte) sont prises en livraison et payées par l'initiateur, celui-ci aura le droit d'acquérir les parts de fiducie détenues par les porteurs de parts de la Fiducie qui n'auront pas accepté l'offre publique d'achat selon les modalités qu'il aura offertes.

**Le fiduciaire**

Valiant Trust Company est le fiduciaire de la Fiducie. Il incombe notamment au fiduciaire d'accepter les souscriptions de parts de fiducie et d'émettre des parts de fiducie en conséquence, de tenir les livres et les registres de la Fiducie et de remettre des rapports aux porteurs de parts dans les délais prévus. L'acte de fiducie exige que le fiduciaire exerce ses pouvoirs et remplisse ses fonctions en toute honnêteté, de bonne foi et dans l'intérêt de la Fiducie et des porteurs de parts et, ce faisant, qu'il démontre le degré de prudence, de diligence et de compétence dont ferait preuve un fiduciaire raisonnablement prudent dans des circonstances comparables.

Le mandat initial du fiduciaire prendra fin à la troisième assemblée annuelle des porteurs de parts de la Fiducie. Les porteurs de parts, à leur troisième assemblée annuelle, renouvelleront le mandat du fiduciaire ou lui nommeront un successeur pour un mandat de trois ans et ainsi de suite à chaque assemblée annuelle des porteurs de parts. Le fiduciaire peut également être destitué de ses fonctions au moyen d'une résolution spéciale des porteurs de parts de la Fiducie. Une telle démission ou destitution prend effet seulement au moment de l'acceptation ou de la nomination d'un fiduciaire successeur.

**Délégation de pouvoirs, administration et régie de la Fiducie**

La Fiducie a délégué, de manière générale, la prise des décisions importantes en matière de gestion au conseil d'administration de FET Resources. En particulier, le fiduciaire a délégué à FET Resources la responsabilité des questions suivantes : (i) un placement, (ii) la conformité à toutes les lois applicables, y compris en ce qui a trait à un placement, (iii) toutes les questions relatives à la teneur des documents relatifs au placement, à l'exactitude des renseignements qui y figurent ainsi qu'aux attestations de ces documents, (iv) toutes les questions relatives aux modalités des contrats importants de la Fiducie et à la modification de ceux-ci, (v) toutes les questions relatives à une convention de prise ferme ou de placement pour compte prévoyant la vente de parts de fiducie ou de droits sur des parts de fiducie, (vi) toutes les questions relatives au rachat de parts de fiducie, (vii) toutes les questions relatives à l'exercice des droits de vote afférents aux placements dans le fonds de la Fiducie ou aux placements ultérieurs et (viii) toutes les questions relatives aux pouvoirs expressément décrits dans l'acte de fiducie.

**Responsabilité du fiduciaire**

Le fiduciaire, ses administrateurs, les membres de sa direction, ses employés, ses actionnaires et ses mandataires n'auront aucune responsabilité envers les porteurs de parts de la Fiducie ou quelque autre personne que ce soit, qu'il s'agisse d'une responsabilité délictuelle, contractuelle ou autre, relativement à toute question se rapportant à la Fiducie ou aux biens de celle-ci, découlant de

l'exercice par le fiduciaire des pouvoirs discrétionnaires ou autres qui lui sont conférés par l'acte de fiducie, y compris toute mesure prise ou omise de bonne foi sur la foi de documents qui semblent à première vue dûment signés, une dépréciation des biens de la Fiducie ou une perte relative à ceux-ci découlant de la vente d'un élément d'actif, une inexactitude dans une évaluation fournie par une autre personne compétente, la confiance accordée à une telle évaluation, une action ou une omission de FET Resources ou d'une autre personne à laquelle le fiduciaire a, avec le consentement de FET Resources, délégué l'une ou l'autre de ses obligations aux termes des présentes ou toute autre action ou omission (y compris le fait de ne pas obliger, de quelque manière que ce soit, un ancien fiduciaire à remédier à un manquement à ses obligations à ce titre ou le fait que FET Resources ne remplisse pas les obligations qui lui incombent ou qui lui sont déléguées aux termes de l'acte de fiducie ou d'un autre contrat), sauf si la responsabilité en question découle d'une faute lourde, d'un défaut délibéré ou d'une fraude du fiduciaire ou de l'un ou l'autre de ses administrateurs, des membres de sa direction, de ses employés ou de ses actionnaires. Si le fiduciaire a retenu les services d'un spécialiste, d'un conseiller ou d'un conseiller juridique compétent à l'égard d'une question liée aux obligations qui lui incombent aux termes de l'acte de fiducie, il pourra suivre ou non les conseils de ce spécialiste, de ce conseiller ou de ce conseiller juridique et il ne sera pas responsable des pertes ou des responsabilités découlant de sa décision, contre lesquelles il sera entièrement protégé. Dans l'exercice des pouvoirs discrétionnaires ou autres qui lui sont conférés par l'acte de fiducie, le fiduciaire agit et sera réputé de façon concluante agir à titre de fiduciaire de l'actif de la Fiducie et sa responsabilité personnelle ne sera pas engagée à l'égard des dettes, du passif, des obligations, des réclamations, des demandes, des jugements, des frais ou des charges qui se rapportent à la Fiducie ou aux biens de celle-ci ou qui sont présentés à leur encontre. En outre, l'acte de fiducie comporte d'autres dispositions d'usage limitant la responsabilité du fiduciaire.

**Modifications de l'acte de fiducie**

L'acte de fiducie peut être modifié par voie de résolution spéciale.

Le fiduciaire peut, sans l'approbation des porteurs de parts de la Fiducie, modifier l'acte de fiducie aux fins suivantes :

- faire en sorte que la Fiducie se conforme aux lois ou aux exigences applicables émanant d'une autorité ou d'un organisme gouvernemental du Canada ou d'une province;
- faire en sorte que la Fiducie respecte les dispositions des paragraphes 108(2) et 132(6) de la Loi de l'impôt, en leur version modifiée ou remplacée;
- s'assurer que les porteurs de parts de la Fiducie bénéficient de la protection supplémentaire que le fiduciaire juge opportune;
- supprimer ou régler des conflits ou des contradictions entre les dispositions de l'acte de fiducie ou d'un acte complémentaire et d'une autre convention de la Fiducie ou d'un document relatif à un placement conformément auquel des titres de la Fiducie sont émis, ou d'une loi ou d'un règlement applicable de quelque territoire que ce soit, à la condition que le fiduciaire juge que cela ne porte pas atteinte à ses droits ou à ceux des porteurs de parts de la Fiducie;
- corriger ou rectifier des ambiguïtés, des dispositions inexécutoires ou contradictoires, des erreurs ou des omissions, à la condition que le fiduciaire juge que cela ne porte pas atteinte à ses droits ou à ceux des porteurs de parts de la Fiducie.

**Dissolution de la Fiducie**

Les porteurs de parts de la Fiducie peuvent voter en faveur de la dissolution de la Fiducie à une assemblée des porteurs de parts de la Fiducie dûment convoquée à cette fin, sous réserve des conditions suivantes : a) un vote ne peut être tenu que si les porteurs d'au moins 20 % des parts de fiducie en circulation en font la demande par écrit, b) un quorum formé de porteurs représentant 50 % des parts de fiducie émises et en circulation présents ou représentés par procuration est atteint et c) la dissolution est approuvée au moyen d'une résolution spéciale des porteurs de parts de la Fiducie.

À moins que la Fiducie n'ait déjà été dissoute ou prorogée au moyen d'un vote des porteurs de parts de la Fiducie, le fiduciaire devra commencer à liquider les affaires de la Fiducie le 31 décembre 2099. Si la Fiducie est dissoute, le fiduciaire vendra et convertira en espèces les biens de la Fiducie dans le cadre d'une ou de plusieurs opérations publiques ou privées, prendra toutes les autres mesures nécessaires en vue de liquider les biens de la Fiducie et agira à tous les égards conformément aux directives, le cas échéant, des porteurs de parts de la Fiducie en ce qui a trait à la dissolution autorisée conformément à la résolution spéciale. Après avoir payé, honoré ou acquitté la totalité des dettes et des obligations connues de la Fiducie ou constitué une provision à cet égard, et après avoir prévu une indemnisation des autres dettes et obligations en cours, le fiduciaire répartira le reliquat du produit

de la vente de l'actif, de même que les espèces faisant partie des biens de la Fiducie, entre les porteurs de parts de la Fiducie, au prorata.

## RENSEIGNEMENTS SUPPLÉMENTAIRES RELATIFS À FET RESOURCES LTD.

### Gestion de FET Resources

Le conseil d'administration de FET Resources se compose actuellement des cinq membres indiqués ci-dessous. Chaque administrateur est élu ou nommé pour un mandant qui se termine à la prochaine assemblée annuelle des porteurs de parts de la Fiducie ou jusqu'à ce qu'un sucesseur soit élu ou nommé. Le tableau suivant présente certains renseignements sur les administrateurs et les membres de la direction de FET Resources :

| Nom et municipalité de résidence | Poste occupé et date d'entrée en fonction comme administrateur | Occupations principales au cours des cinq dernières années |
|---|---|---|
| Derek W. Evans<br>Calgary (Alberta) | Président, chef de la direction et administrateur depuis le 23 août 2002 | Président et chef de la direction de FET Resources depuis le 23 août 2002; auparavant, de mai 2001 à août 2002, M. Evans a été vice-président, Expansion des affaires de Storm et, de juillet 1998 à septembre 2000, il a été vice-président principal, Exploitation de Renaissance Energy Ltd. |
| William D. Ostlund<br>Calgary (Alberta) | Vice-président, Finances et chef des finances depuis le 23 août 2002 | Vice-président, Finances et chef des finances de FET Resources depuis le 23 août 2002; auparavant, M. Ostlund a été vice-président, Finances et chef des finances de Reserve Royalty Corporation de juin 1997 à juillet 2000. |
| David W. Sakal<br>Calgary (Alberta) | Vice-président, Exploitation | Vice-président, Exploitation de FET Resources depuis août 2002; auparavant, M. Sakal a été directeur général de la division d'exploitation, centre est de Husky Energy Inc. d'août 2000 à février 2001. |
| Dennis M. Lawrence<br>Calgary (Alberta) | Vice-président, Ingénierie | Vice-président, Ingénierie de FET Resources depuis septembre 2002; auparavant, M. Lawrence a été analyste de recherche chez FirstEnergy Capital Corp. d'octobre 2000 à août 2002. |
| Matthew J. Brister[(2)(3)]<br>Calgary (Alberta) | Administrateur depuis le 23 août 2002 | Président et chef de la direction de Storm Energy Ltd. depuis août 2002. Auparavant, M. Brister était président et chef de la direction de Storm Energy Inc. |
| John A. Brussa[(1)(2)(4)]<br>Calgary (Alberta) | Administrateur depuis le 23 août 2002 | Associé principal au sein de Burnet, Duckworth & Palmer LLP (avocats) |
| Stuart G. Clark[(1)]<br>Calgary (Alberta) | Président du conseil depuis le 9 janvier 2003 et administrateur depuis le 23 août 2002 | Homme d'affaires indépendant |
| Gerry A. Romanzin[(1)(3)(4)]<br>Calgary (Alberta) | Administrateur depuis le 23 août 2002 | Homme d'affaires indépendant. Auparavant, vice-président directeur de la Bourse de croissance TSX, de novembre 1999 à avril 2002 et président par intérim de la Bourse de croissance TSX, de décembre 2001 à avril 2002; auparavant, vice-président directeur de la Bourse de l'Alberta, de juin 1995 à novembre 1999. |

Notes
(1) Membre du comité de vérification.
(2) Membre du comité de rémunération.
(3) Membre du comité des réserves.
(4) Membre du comité de régie du conseil.

Les administrateurs et les membres de la direction de FET Resources sont collectivement propriétaires, directement ou indirectement, de 8,5 % des parts de fiducie (soit 1 994 430 parts de fiducie) et de 54 % des actions échangeables de la Fiducie (soit 2 881 085 actions échangeables). Selon le ratio d'échange de 1,06840 en vigueur le 8 avril 2003, les administrateurs et les

membres de la direction de FET Resources étaient collectivement propriétaires, directement ou indirectement, de titres de la Fiducie correspondant à 5 072 581 parts de fiducie, soit 17,4 % des parts de fiducie et des actions échangeables de FET Resources en circulation.

**Politique en matière de distributions**

FET Resources est autorisée à émettre un nombre illimité d'actions ordinaires et un nombre illimité d'actions échangeables pouvant être émises en série, dont un nombre illimité d'actions échangeables de série A ont été autorisées (les « actions échangeables »). Au moment de la réalisation de l'arrangement, la Fiducie est devenue l'unique porteur des actions ordinaires émises et en circulation de FET Resources. De plus, elle est l'unique porteur des billets d'un capital d'environ 239 M$ actuellement en circulation.

**Actions ordinaires**

Chaque action ordinaire donne à son porteur le droit d'être convoqué et d'assister à toutes les assemblées des actionnaires de FET Resources et d'y exercer une voix. Les porteurs d'actions ordinaires ont le droit, à la discrétion du conseil d'administration de FET Resources et sous réserve des restrictions prévues par les lois applicables et de certains privilèges des porteurs d'actions échangeables, de toucher les dividendes déclarés par le conseil d'administration sur les actions ordinaires, à l'exclusion des porteurs d'actions échangeables; toutefois, aucun dividende n'est versé sur les actions ordinaires tant que tous les dividendes déclarés sur les actions échangeables en circulation n'ont pas été versés en totalité. Les porteurs d'actions ordinaires ont le droit de participer également à toute répartition de l'actif de FET Resources en cas de liquidation, de dissolution ou de faillite de celle-ci ou de toute autre répartition de l'actif de FET Resources entre les actionnaires de celle-ci aux fins de la liquidation de ses affaires. Cette participation est assujettie aux droits, aux privilèges, aux restrictions et aux conditions afférents aux actions échangeables et aux autres actions ayant priorité de rang sur les actions ordinaires.

**Actions échangeables**

Le texte qui suit résume les dispositions importantes des actions échangeables ainsi que les droits accessoires et indirects connexes des porteurs d'actions échangeables aux termes de la convention de vote et d'échange et de la convention de soutien.

Les droits économiques (y compris le droit de faire rajuster le ratio d'échange pour tenir compte des distributions versées aux porteurs de parts) et les modalités relatives aux droits de vote (par l'intermédiaire du droit de vote spécial octroyé au fiduciaire nommé aux termes de la convention de vote et d'échange) de chaque action échangeable correspondent à ceux des parts de fiducie contre lesquelles chacune d'elle peut être échangée. En outre, les porteurs d'actions échangeables ont le droit de recevoir des parts de fiducie, à quelque moment que ce soit, en échange de leurs actions échangeables, selon le ratio d'échange en vigueur au moment de l'échange. Aucune fraction de part de fiducie ne sera remise au moment de l'échange d'actions échangeables. Si le ratio d'échange en vigueur au moment d'un échange est tel qu'un porteur d'actions échangeables aurait droit à une fraction de part de fiducie, le nombre de parts de fiducie qui sera remis au porteur sera arrondi au nombre entier inférieur le plus près. **Les porteurs d'actions échangeables ne recevront aucune distribution en espèces de la Fiducie ou de FET Resources. À la place, le ratio d'échange sera rajusté afin de tenir compte des distributions versées aux porteurs de parts.**

***Rang***

Les actions échangeables sont de rang égal et proportionnel aux actions de toute autre série d'actions échangeables de FET Resources et de rang supérieur aux actions ordinaires de FET Resources et à toutes les autres actions de rang inférieur aux actions échangeables en ce qui a trait au versement de dividendes déclarés, s'il y a lieu, et à la répartition de l'actif en cas de liquidation ou de dissolution de FET Resources.

***Dividendes***

Les porteurs d'actions échangeables ont le droit de recevoir les dividendes en espèces déclarés par le conseil d'administration de FET Resources. FET Resources prévoit déclarer des dividendes sur les actions échangeables jusqu'à concurrence du montant des distributions en espèces sur les parts de fiducie contre lesquelles ces actions échangeables peuvent être échangées. Si des dividendes sont versés, le ratio d'échange sera réduit en conséquence.

***Certaines restrictions***

FET Resources ne peut, sans avoir obtenu l'approbation des porteurs des actions échangeables, comme il est décrit ci-après à la rubrique « Modification et approbation », prendre les mesures suivantes :

a) verser des dividendes sur les actions ordinaires de FET Resources et sur les autres actions de rang inférieur aux actions ordinaires, à l'exception de dividendes en actions payables sous forme d'actions ordinaires ou d'autres actions de rang inférieur aux actions échangeables;

b) racheter ou acheter les actions ordinaires de FET Resources ou d'autres actions de rang inférieur aux actions échangeables ou effectuer une distribution de capital à leur égard;

c) racheter ou acheter d'autres actions de FET Resources de rang égal aux actions échangeables en ce qui a trait au versement de dividendes ou à toute distribution en cas de liquidation;

d) modifier les statuts ou les règlements de FET Resources d'une manière qui se répercuterait sur les droits ou les privilèges des porteurs d'actions échangeables.

Les restrictions énoncées ci-dessus ne sont applicables que si les dividendes qui ont été déclarés sur les actions échangeables en circulation n'ont pas été versés en entier.

***Liquidation ou insolvabilité de FET Resources***

En cas de liquidation ou de dissolution de FET Resources ou de toute autre répartition projetée de l'actif de FET Resources entre les actionnaires de celle-ci aux fins de la liquidation de ses affaires, le porteur d'actions échangeables aura le droit de recevoir de FET Resources, relativement à chacune de ces actions échangeables, le nombre de parts de fiducie correspondant au ratio d'échange en vigueur au moment de la date d'effet de l'événement en question.

Au moment de la survenance d'un tel événement, la Fiducie et la filiale de la Fiducie bénéficieront chacune du droit dérogatoire d'acheter la totalité et non moins de la totalité des actions échangeables alors en circulation (à l'exception des actions échangeables détenues par la Fiducie ou toute autre filiale de la Fiducie) à un prix d'achat par action échangeable devant être réglé au moyen de l'émission ou de la remise, selon le cas, du nombre de parts de fiducie correspondant au ratio d'échange à ce moment-là et, au moment de l'exercice de ce droit, les porteurs des actions échangeables en question seront tenus de vendre celles-ci à la Fiducie ou à la filiale de la Fiducie, selon le cas. Ce droit peut être exercé soit par la Fiducie soit par la filiale de la Fiducie.

Au moment de la survenance d'un cas d'insolvabilité, le fiduciaire nommé aux termes de la convention de vote et d'échange, pour le compte des porteurs d'actions échangeables, aura le droit d'exiger que la Fiducie ou la filiale de la Fiducie achète certaines ou la totalité des actions échangeables alors en circulation et détenues par ces porteurs à un prix d'achat par action échangeable devant être réglé au moyen de l'émission ou de la remise, selon le cas, du nombre de parts de fiducie correspondant au ratio d'échange à ce moment-là, comme il est décrit à la rubrique « Convention de vote et d'échange – Droit d'échange facultatif ».

***Droit d'échange automatique en cas de liquidation de la Fiducie***

La convention de vote et d'échange prévoit que, en cas de liquidation de la Fiducie, au sens attribué à ce terme ci-après, la Fiducie ou la filiale de la Fiducie sera réputée avoir acheté la totalité des actions échangeables en circulation et les porteurs d'actions échangeables seront réputés avoir vendu leurs actions échangeables avant la liquidation en question à un prix d'achat par action échangeable devant être réglé au moyen de l'émission ou de la remise, selon le cas, du nombre de parts de fiducie correspondant au ratio d'échange à ce moment-là. Un « cas de liquidation de la Fiducie » désigne ce qui suit :

- la décision de la Fiducie d'entreprendre des procédures volontaires en vue de sa liquidation ou de sa dissolution ou de procéder à toute autre répartition de son actif entre les porteurs de parts aux fins de la liquidation de ses affaires;

- le moment où la Fiducie est avisée qu'une réclamation, une poursuite, une requête ou toute autre procédure a été entreprise ou menace de l'être en vue de sa liquidation ou sa dissolution involontaire ou d'une autre répartition de son

actif entre les porteurs de parts aux fins de la liquidation de ses affaires, ou le moment où elle apprend d'une autre manière l'existence d'une telle réclamation, poursuite, requête ou autre procédure, selon la première éventualité, dans chacun des cas, la Fiducie ne l'ayant pas contesté de bonne foi dans les 30 jours après avoir été mise au courant.

***Rachat d'actions échangeables au gré du porteur et droit d'achat en cas de rachat au gré du porteur***

Sous réserve du droit d'achat en cas de rachat au gré du porteur de la Fiducie et de la filiale de la Fiducie décrit ci-après, le porteur d'actions échangeables aura le droit à tout moment d'exiger que FET Resources rachète une partie ou la totalité des actions échangeables qu'il détient en contrepartie d'un prix de rachat au gré du porteur (le « prix de rachat au gré du porteur ») par action échangeable équivalent à la valeur du nombre de parts de fiducie correspondant au ratio d'échange à la date de rachat au gré du porteur (la « date de rachat au gré du porteur »), devant être réglé au moyen de la remise du nombre de parts de fiducie en question. Aucune fraction de part de fiducie ne sera remise. Si le prix de rachat au gré du porteur payable comprend une fraction de part de fiducie, il sera arrondi au nombre entier inférieur le plus près. Les porteurs des actions échangeables peuvent demander le rachat de celles-ci en présentant à FET Resources ou à l'agent des transferts des actions échangeables les certificats représentant le nombre d'actions échangeables qu'ils souhaitent faire racheter, ainsi qu'une demande de rachat au gré du porteur dûment signée et tous les autres documents requis, dans une mesure raisonnable, en vue du rachat des actions échangeables. Sous réserve de la prolongation décrite ci-après, le rachat prendra effet à la date de rachat au gré du porteur, soit sept jours ouvrables après la date à laquelle FET Resources ou l'agent des transferts aura reçu la demande de rachat au gré du porteur. Sauf si le porteur a demandé qu'il en soit autrement et que FET Resources y a consenti, la date de rachat au gré du porteur ne surviendra pas le septième jour ouvrable en question si ce jour se situe entre une date de clôture des registres aux fins d'une distribution et la date de versement d'une distribution correspondante. Dans ce cas, la date de rachat au gré du porteur surviendra plutôt à cette date de versement d'une distribution. Cette disposition vise à s'assurer que le ratio d'échange utilisé aux fins du rachat est augmenté afin de tenir compte de la distribution en question.

Si un porteur demande à FET Resources de racheter ses actions échangeables, la Fiducie et la filiale de la Fiducie bénéficieront d'un droit dérogatoire (le « droit d'achat en cas de rachat au gré du porteur ») d'acheter, à la date de rachat au gré du porteur, la totalité et non moins de la totalité des actions échangeables dont le porteur a demandé le rachat à FET Resources à un prix d'achat par action échangeable correspondant au prix de rachat au gré du porteur, devant être réglé au moyen de la remise du nombre de parts de fiducie correspondant au ratio d'échange à ce moment-là. Au moment où un porteur d'actions échangeables fait une demande de rachat au gré du porteur, FET Resources avisera sans délai la Fiducie et la filiale de la Fiducie. L'une de celles-ci doit ensuite indiquer à FET Resources dans les deux jours ouvrables si le droit d'achat en cas de rachat au gré du porteur sera exercé. Le porteur peut révoquer sa demande de rachat au gré du porteur à tout moment avant la fermeture des bureaux le jour ouvrable précédant la date de rachat au gré du porteur, auquel cas ses actions échangeables ne seront ni achetées par la Fiducie ou la filiale de la Fiducie ni rachetées par FET Resources. Si le porteur ne révoque pas sa demande de rachat au gré du porteur, les actions échangeables dont il a demandé le rachat à FET Resources seront, à la date de rachat au gré du porteur, achetées par la Fiducie ou la filiale de la Fiducie ou rachetées par FET Resources, selon le cas, dans chaque cas, à un prix d'achat par action échangeable correspondant au prix de rachat au gré du porteur. De plus, le porteur d'actions échangeables peut donner au fiduciaire nommé aux termes de la convention de vote et d'échange l'instruction d'exercer le droit d'échange facultatif (le « droit d'échange facultatif ») en vue d'obliger la Fiducie ou la filiale de la Fiducie à acheter ses actions échangeables si ni la Fiducie ni la filiale de la Fiducie n'a exercé le droit d'achat en cas de rachat au gré du porteur. Voir « Convention de vote et d'échange – Droit d'échange facultatif ».

Le droit d'achat en cas de rachat au gré du porteur peut être exercé par la Fiducie ou par la filiale de la Fiducie. Si, en raison des dispositions en matière de solvabilité des lois applicables, FET Resources n'est pas autorisée à racheter la totalité des actions échangeables déposées par un porteur qui demande le rachat, elle ne rachètera que celles qu'il ne serait pas contraire à ces dispositions de racheter. Le porteur d'actions échangeables n'ayant pas été rachetées par FET Resources sera réputé avoir exigé que la Fiducie achète les actions en question en échange de parts de fiducie à la date de rachat au gré du porteur aux termes du droit d'échange facultatif. Voir « Convention de vote et d'échange – Droit d'échange facultatif ».

***Rachat d'actions échangeables***

Sous réserve des lois applicables et du droit d'achat en cas de rachat de la Fiducie et de la filiale de la Fiducie, FET Resources prendra les dispositions suivantes :

a) à la date qui correspond au dixième anniversaire de la date d'effet, sous réserve de la prorogation de cette date par le conseil d'administration de FET Resources (la « date de rachat automatique »), elle rachètera la totalité et

non moins de la totalité des actions échangeables alors en circulation en contrepartie d'un prix de rachat par action échangeable devant être réglé au moyen de la remise du nombre de parts de fiducie dont la valeur correspond au ratio d'échange du jour ouvrable précédant cette date de rachat (au sens donné à ce terme ci-après) (le « prix de rachat »);

b) elle pourra, à tout moment lorsque le nombre global d'actions échangeables émises et en circulation est inférieur à 1 000 000 (en excluant les actions échangeables que la Fiducie et ses filiales détiennent et sous réserve des rajustements dont ces actions peuvent faire l'objet) (la « date de rachat du nombre minimal » et, collectivement avec la date de rachat automatique, une « date de rachat »), racheter la totalité et non moins de la totalité des actions échangeables alors en circulation en contrepartie du prix de rachat par action échangeable (sauf si la Fiducie le conteste de bonne foi).

FET Resources avisera par écrit, au moins 45 jours avant une date de rachat, les porteurs inscrits des actions échangeables du fait qu'elle prévoit racheter de telles actions.

La Fiducie et la filiale de la Fiducie bénéficieront du droit (le « droit d'achat en cas de rachat »), même si FET Resources a projeté de racheter les actions échangeables à la date de rachat applicable, conformément aux dispositions des actions échangeables, d'acheter à une date de rachat la totalité et non moins de la totalité des actions échangeables alors en circulation (à l'exception des actions échangeables détenues par la Fiducie ou par ses filiales) en contrepartie du prix de rachat par action échangeable et, au moment de l'exercice du droit d'achat en cas de rachat, les porteurs de la totalité des actions échangeables alors en circulation seront tenus de vendre la totalité de ces actions à la Fiducie ou à la filiale de la Fiducie, selon le cas. Si la Fiducie ou la filiale de la Fiducie exerce le droit d'achat en cas de rachat, le droit de FET Resources de racheter les actions échangeables à la date de rachat applicable s'éteindra. Le droit d'achat en cas de rachat peut être exercé par la Fiducie ou par la filiale de la Fiducie.

***Droits de vote***

Sauf si les lois applicables l'exigent, les porteurs des actions échangeables n'ont pas le droit, à ce titre, d'être convoqués, d'assister ou de voter aux assemblées des actionnaires de FET Resources. Les porteurs d'actions échangeables auront le droit d'être convoqués aux assemblées de la Fiducie et d'y exercer les droits de vote qui sont prévus dans la convention de vote et d'échange. Voir « Convention de vote et d'échange – Droits de vote ».

***Modification et approbation***

Les droits, les restrictions, les conditions et les privilèges rattachés aux actions échangeables peuvent être modifiés uniquement avec l'approbation des porteurs de ces actions. Une telle approbation ou tout autre consentement ou approbation devant être donné par les porteurs des actions échangeables sera considéré comme valide s'il est donné conformément aux lois applicables et sous réserve d'une exigence minimale selon laquelle cette approbation ou ce consentement doit être attesté par une résolution adoptée par au moins les deux tiers des voix exprimées à cet égard (sauf pour ce qui est des actions dont la Fiducie ou l'une ou l'autre de ses filiales ou l'un ou l'autre des autres membres de son groupe sont propriétaires véritables) à une assemblée des porteurs des actions échangeables dûment convoquée et tenue à laquelle les porteurs d'au moins 10 % des actions échangeables alors en circulation assistent ou sont représentés par procuration. Si le quorum n'est pas atteint à une telle assemblée une demi-heure après le moment où elle devait commencer, l'assemblée sera ajournée à l'endroit et au moment (au moins 10 jours plus tard) fixés à l'assemblée initiale et les porteurs d'actions échangeables présents ou représentés par procuration à la reprise de l'assemblée constitueront le quorum à celle-ci et pourront y traiter des questions à l'égard desquelles l'assemblée avait été convoquée à l'origine. À la reprise de l'assemblée, une résolution adoptée par au moins les deux tiers des voix exprimées à cet égard (sauf pour ce qui est des actions dont la Fiducie ou l'une ou l'autre de ses filiales ou l'un ou l'autre des autres membres de son groupe sont propriétaires véritables) constituera l'approbation ou le consentement des porteurs des actions échangeables.

***Mesures devant être prises par la Fiducie aux termes de la convention de soutien et de la convention de vote et d'échange***

Conformément aux dispositions des actions échangeables, FET Resources conviendra de prendre toutes les mesures nécessaires ou souhaitables afin de se conformer à toutes les obligations qui lui incombent aux termes de la convention de soutien et de la convention de vote et d'échange et de s'assurer que la Fiducie et la filiale de la Fiducie en font autant.

*Non-résidents et actionnaires exonérés d'impôt*

Aucune action échangeable ne sera émise aux personnes qui sont des non-résidents ou qui sont exonérées d'impôt en vertu de la Partie I de la Loi de l'impôt. FET Resources, la Fiducie ou la filiale de la Fiducie peut remplir son obligation de remettre des parts de fiducie à un actionnaire non-résident dans le cadre de l'échange des actions échangeables d'un tel porteur en remettant les parts de fiducie à l'agent des transferts, qui vendra celles-ci à la bourse à laquelle elles sont inscrites et remettra le produit de la vente à l'actionnaire non-résident.

## CONVENTION DE VOTE ET D'ÉCHANGE

***Droits de vote***

Conformément à la convention de vote et d'échange, la Fiducie aura octroyé à Valiant Trust Company, fiduciaire nommé aux termes de la convention de vote et d'échange, un droit de vote spécial au profit des porteurs (à l'exception de la Fiducie et de la filiale de la Fiducie) des actions échangeables. Le droit de vote spécial comportera un certain nombre de voix, qui peuvent être exprimées à chaque assemblée à laquelle les porteurs de parts de fiducie ont le droit de voter, correspondant au nombre de parts de fiducie (arrondi au nombre entier inférieur le plus près) contre lesquelles les actions échangeables peuvent alors être échangées, multiplié par le nombre de voix qu'un porteur peut alors exprimer à l'égard d'une part de fiducie. En ce qui a trait à tout consentement écrit requis des porteurs de parts de fiducie, chaque voix rattachée au droit de vote spécial pourra être exprimée de la manière décrite ci-dessus.

Chaque porteur d'une action échangeable à la date de clôture des registres relative à une assemblée à laquelle les porteurs de parts de fiducie ont le droit de voter peut donner au fiduciaire nommé aux termes de la convention de vote et d'échange l'instruction d'exprimer les voix rattachées au droit de vote spécial à l'égard de cette action échangeable. Le fiduciaire nommé aux termes de la convention de vote et d'échange exprimera chaque voix rattachée au droit de vote spécial uniquement selon les instructions de ce porteur et, en l'absence de telles instructions, il ne votera pas.

Le fiduciaire nommé aux termes de la convention de vote et d'échange enverra aux porteurs des actions échangeables l'avis de convocation à chaque assemblée à laquelle les porteurs de parts de fiducie ont le droit de voter, ainsi que tous les documents relatifs à l'assemblée et une déclaration quant à la manière dont chaque porteur peut donner instruction au fiduciaire nommé aux termes de la convention de vote et d'échange d'exprimer les voix rattachées au droit de vote spécial, au même moment où la Fiducie envoie cet avis et ces documents aux porteurs de parts de fiducie. Le fiduciaire nommé aux termes de la convention de vote et d'échange enverra également aux porteurs des copies de tous les documents d'information, des états financiers intermédiaires et annuels, des rapports et des autres documents envoyés par la Fiducie aux porteurs de parts de fiducie au même moment où ces documents seront envoyés à ces derniers. Dans la mesure où ces documents sont fournis au fiduciaire nommé aux termes de la convention de vote et d'échange par la Fiducie, celui-ci enverra également aux porteurs tous les documents envoyés par des tiers aux porteurs de parts de fiducie, notamment les circulaires d'information d'un dissident et les documents d'information relatifs à une offre d'achat ou d'échange, dès que possible après que ces documents auront été envoyés aux porteurs de parts de fiducie.

Tous les droits d'un porteur d'actions échangeables d'exprimer les voix rattachées au droit de vote spécial s'éteindront au moment de l'échange de la totalité des actions échangeables de ce porteur contre des parts de fiducie. À l'exception des modifications administratives nécessaires afin d'ajouter des clauses destinées à protéger les porteurs des actions échangeables, de certaines modifications requises et de la correction d'ambiguïtés ou d'erreurs (dans chaque cas, à la condition que le conseil d'administration de la filiale de la Fiducie et FET Resources soient d'avis que ces modifications ne sont pas préjudiciables aux intérêts des porteurs des actions échangeables), la convention de vote et d'échange ne peut être modifiée sans l'approbation des porteurs des actions échangeables.

***Droit d'échange facultatif***

Au moment où

a) un cas d'insolvabilité,

b) ou un cas où la Fiducie ou la filiale de la Fiducie peut exercer un droit d'achat, mais choisit de ne pas le faire,

se produit et tant qu'il dure, le porteur d'actions échangeables a le droit de donner au fiduciaire l'instruction d'exercer le droit d'échange facultatif relativement à certaines ou à la totalité des actions échangeables qu'il détient, exigeant ainsi que la Fiducie ou la filiale de la Fiducie lui achète ces actions échangeables. Dès la survenance (i) d'un cas d'insolvabilité, (ii) d'un événement qui, avec le passage du temps ou la remise d'un avis, deviendrait un cas d'insolvabilité ou (iii) du choix fait par la Fiducie et par la filiale de la Fiducie de ne pas exercer un droit d'achat que l'une ou l'autre peut alors exercer, FET Resources, la Fiducie ou la filiale de la Fiducie remettra un avis à cet égard au fiduciaire. Dès que possible par la suite, le fiduciaire avisera chacun des porteurs d'actions échangeables touché (qui n'a pas encore donné d'instruction quant à l'exercice du droit de vote spécial) d'un tel événement ou de la possibilité d'un tel événement et de ses droits relativement à l'exercice du droit d'échange facultatif.

Le prix d'achat payable par la Fiducie ou par la filiale de la Fiducie contre chaque action échangeable devant être achetée aux termes du droit d'échange facultatif sera réglé au moyen de l'émission du nombre de parts de fiducie correspondant au ratio d'échange du jour ouvrable précédant la date de la clôture de l'achat et de la vente de ces actions échangeables aux termes du droit d'échange (le « prix d'échange »).

Si, en raison des dispositions en matière de solvabilité des lois applicables, FET Resources n'est pas en mesure de racheter la totalité des actions échangeables d'un porteur que celui-ci a le droit de faire racheter conformément aux dispositions des actions échangeables, le porteur sera réputé avoir exercé le droit d'échange facultatif relativement aux actions échangeables non rachetées et la Fiducie ou la filiale de la Fiducie sera tenue d'acheter ces actions au porteur de la manière décrite ci-dessus.

## CONVENTION DE SOUTIEN

***L'obligation de soutien de la Fiducie***

La Fiducie prendra les engagements suivants dans la convention de soutien :

a) la Fiducie prendra toutes les mesures nécessaires afin de s'assurer que FET Resources est en mesure de verser aux porteurs des actions échangeables le montant de la liquidation en cas de liquidation ou de dissolution de AmalgamationCo, le prix de rachat au gré du porteur si elle reçoit une demande de rachat au gré du porteur à l'égard d'actions échangeables ou le prix de rachat en cas de rachat des actions échangeables par FET Resources;

b) la Fiducie n'exercera aucun droit de vote et ne prendra ni n'omettra de prendre aucune mesure causant la liquidation ou la dissolution de FET Resources.

La convention de soutien prévoit également que la Fiducie n'émettra ni ne distribuera aux porteurs de la totalité ou de la quasi-totalité des parts de fiducie en circulation les éléments suivants :

a) des parts de fiducie supplémentaires ou des titres convertibles en parts de fiducie;

b) des droits, des options ou des bons de souscription de parts de fiducie;

c) des parts ou des titres de la Fiducie autres que les parts de fiducie, les titres d'emprunt de la Fiducie ou d'autres éléments d'actif de la Fiducie,

à moins que la même distribution ou une distribution équivalente ne soit versée aux porteurs d'actions échangeables, qu'une modification équivalente ne soit apportée aux actions échangeables, que l'émission ou la distribution ne soit faite dans le cadre d'un régime de réinvestissement des distributions mis en place à l'intention des porteurs de parts de fiducie ou d'un régime pour la protection des droits des porteurs de parts approuvé par le conseil d'administration de AcquisitionCo à l'intention des porteurs de parts de fiducie ou que l'approbation des porteurs d'actions échangeables n'ait été obtenue.

De plus, la Fiducie ne peut fractionner, réduire, regrouper ou reclasser les parts de fiducie, ni modifier les modalités de celles-ci, à moins que les actions échangeables ne fassent l'objet d'une modification équivalente ou que l'approbation des porteurs d'actions échangeables n'ait été obtenue.

Si une offre publique d'achat, une offre publique de rachat ou une opération similaire touchant les parts de fiducie est projetée, la Fiducie fera des efforts raisonnables pour prendre toutes les mesures nécessaires ou souhaitables afin de permettre aux porteurs d'actions échangeables de participer à cette opération dans la même mesure que les porteurs de parts de fiducie et selon des modalités économiques équivalentes.

La convention de soutien prévoit également que, tant qu'une personne physique ou morale autre que la Fiducie ou l'une ou l'autre de ses filiales et l'un ou l'autre des autres membres de son groupe sera propriétaire d'actions échangeables en circulation, la Fiducie demeurera, à moins que l'approbation de procéder autrement ne soit obtenue des porteurs d'actions échangeables, la propriétaire véritable directe ou indirecte de plus de 50 % des titres comportant droit de vote émis et en circulation de FET Resources; toutefois, la Fiducie ne violera pas cette obligation si une partie achète la totalité ou la quasi-totalité de son actif. À l'exception des modifications administratives nécessaires afin d'ajouter des clauses destinées à protéger les porteurs des actions échangeables, de certaines modifications requises et de la correction d'ambiguïtés ou d'erreurs (dans chaque cas, à la condition que le conseil d'administration de FET Resources et le fiduciaire soient d'avis que ces modifications ne sont pas préjudiciables aux intérêts des porteurs des actions échangeables), la convention de soutien ne peut être modifiée sans l'approbation des porteurs des actions échangeables.

Aux termes de la convention de soutien, la Fiducie conviendra de ne pas exercer les droits de vote rattachés aux actions échangeables dont elle est propriétaire ou dont l'une ou l'autre de ses filiales et l'un ou l'autre des autres membres de son groupe sont propriétaires à l'égard de toute question soumise aux assemblées des porteurs d'actions échangeables (y compris toute approbation que ces porteurs sont appelés à donner relativement aux questions découlant de la convention de soutien).

***Remise des parts de fiducie***

La Fiducie conviendra de déposer les documents et d'obtenir les consentements et les approbations des organismes de réglementation nécessaires de manière à ce que les parts de fiducie pouvant être émises au moment de l'échange des actions échangeables soient émises conformément aux lois sur les valeurs mobilières canadiennes applicables et qu'elles puissent être négociées librement à la TSX ou à une autre bourse à laquelle elles seront inscrites, cotées ou affichées à des fins de négociation.

## BILLETS

Le texte qui suit résume les principales caractéristiques des billets émis conformément à l'acte relatif aux billets (l'« acte relatif aux billets ») daté du 23 août 2002 conclu entre AcquisitionCo et Valiant Trust Company, à titre de fiduciaire (le « fiduciaire des billets »). Les billets ont été émis aux termes de l'acte relatif aux billets.

***Modalités et émission des billets***

Conformément au plan d'arrangement, les billets ont été émis à la Fiducie et aux anciens actionnaires. Les billets émis aux anciens porteurs d'actions ordinaires ont été transférés par ceux-ci à la Fiducie en échange de parts de fiducie. Par conséquent, l'acte relatif aux billets prévoyait que seul un certificat global serait émis initialement, représentant tous les billets émis dans le cadre de l'arrangement. Le certificat global a été émis au fiduciaire des billets, qui le détient en fiducie pour le compte de la Fiducie et de ces actionnaires. Le fiduciaire des billets a inscrit, pour le compte de ces actionnaires, le transfert des billets représentés par ce certificat à la Fiducie conformément au plan d'arrangement, sans recours à l'encontre de la Fiducie, et a reçu les certificats représentant les parts de fiducie afin de les remettre à ces actionnaires, comme le prévoyait le plan d'arrangement. Sur réception des certificats représentant les parts de fiducie, le fiduciaire des billets a fourni un reçu et a remis ces certificats à ces actionnaires.

Les billets non garantis portent intérêt depuis la date d'émission au taux annuel de 14 %. L'intérêt est payable chaque mois pendant la durée des billets, le dixième jour du mois suivant. Le premier versement d'intérêt a été effectué le 10 octobre 2002, pour la période commençant le 23 août 2002 et se terminant le 30 septembre 2002.

Bien que, conformément aux modalités de l'acte relatif aux billets, FET Resources ait le droit de rembourser le capital des billets en circulation sans avis ni prime, elle n'est pas tenue de le faire avant le 1er décembre 2032, sous réserve d'une prolongation dans les circonstances restreintes décrites dans l'acte relatif aux billets.

Dans l'éventualité où des billets pourraient être distribués à des porteurs de parts de fiducie au moment où ceux-ci font racheter leurs parts de fiducie, l'acte relatif aux billets prévoit que si des personnes autres que la Fiducie (les « porteurs hors Fiducie ») sont propriétaires de billets dont le capital global est supérieur à 1 000 000 $, la Fiducie ou les porteurs hors Fiducie auront notamment le droit d'exiger que le fiduciaire des billets exerce les pouvoirs et les recours qui lui sont conférés aux termes de l'acte relatif aux billets en cas de défaut et, conjointement avec la Fiducie, les porteurs hors Fiducie pourront consentir ou renoncer de manière générale à ce que l'acte relatif aux billets et les droits des porteurs de billets soient modifiés ou donner des instructions à cet égard. L'acte relatif aux billets confère à la Fiducie le pouvoir de retarder les versements d'intérêt ou les remboursements de capital qui lui sont dus afin de permettre aux autres porteurs de billets d'être remboursés avant celle-ci. Les paiements reportés deviendront exigibles cinq jours après la demande.

Le capital des billets et l'intérêt sur ceux-ci seront payables, en monnaie légale du Canada, directement aux porteurs de billets à l'adresse de chacun d'eux indiquée dans le registre des porteurs de billets. La Fiducie est le porteur de la totalité des billets émis et en circulation.

***Rang***

Les billets sont des titres d'emprunt non garantis de FET Resources et ont égalité de rang avec tous les autres titres d'emprunt non garantis de FET Resources, mais sont subordonnés à tous les titres d'emprunt garantis.

***Cas de défaut***

L'acte relatif aux billets prévoit que l'un ou l'autre des événements suivants constituera un cas de défaut : (i) le défaut de remboursement du capital des billets lorsque celui-ci est exigible; (ii) le défaut de paiement de la totalité de l'intérêt sur les billets pendant 90 jours; (iii) le défaut de paiement de AmalgamationCo aux termes d'un effet, d'un acte ou d'un document important attestant une dette de plus de 5 M$, la présentation d'une demande de paiement et le fait que AmalgamationCo ne remédie pas au défaut dans les délais applicables; (iv) certains cas de dissolution, de liquidation, de faillite, d'insolvabilité, de mise sous séquestre ou de saisie; (v) le défaut d'observation ou d'exécution d'un autre engagement ou d'une autre condition de l'acte relatif aux billets et le fait que ce défaut se poursuive pendant la période de 30 jours suivant la remise d'un avis écrit de ce défaut par le fiduciaire des billets à AmalgamationCo exigeant que AmalgamationCo y remédie; (vi) la cessation des activités de AmalgamationCo, sauf de la manière envisagée dans la présente notice annuelle; (vii) un défaut important de la part de AmalgamationCo aux termes de conventions importantes si des biens ayant une juste valeur marchande de plus de 5 M$ sont susceptibles de faire l'objet d'une confiscation ou si les conventions en question sont susceptibles d'être résiliées.

## CONVENTION RELATIVE À LA PBN

Simultanément à la prise d'effet de l'arrangement, FET Resources et la Fiducie ont conclu la convention relative à la PBN, aux termes de laquelle FET Resources a accordé à la Fiducie le droit de toucher certains paiements (la « PBN ») à l'égard des droits gaziers et pétroliers qu'elle détient. En contrepartie, outre toutes les sommes versées auparavant par la Fiducie à FET Resources, la Fiducie a convenu de verser à FET Resources une somme (l'« obligation différée de versement du prix d'achat ») équivalant a) à la partie des frais d'acquisition (les « frais d'acquisition futurs ») des droits pétroliers et gaziers et des biens corporels et divers intérêts connexes appartenant en propriété véritable à FET Resources (les « droits afférents aux avoirs ») acquis après la date de la convention relative à la PBN qui sont attribuables à des « avoirs miniers canadiens » (au sens de la Loi de l'impôt) payables au moment où ces frais d'acquisition futurs sont engagés, majorés b) des frais de forage, de conditionnement, d'équipement et autres (les « dépenses en immobilisations ») relatifs aux droits afférents aux avoirs payables au moment où ces dépenses en immobilisations sont engagées, majorés c) de la partie de la dette engagée à l'égard de ces frais d'acquisition futurs et de ces dépenses en immobilisations payables au moment où FET Resources rembourse cette dette. De plus, la Fiducie versera à FET Resources, en règlement de l'obligation différée de versement du prix d'achat, le produit net tiré de l'émission de parts de fiducie ou le produit tiré de l'aliénation de la PBN à l'égard des droits pétroliers et gaziers détenus par FET Resources. Cette dernière ne sera pas tenue de verser quelque somme que ce soit à titre d'obligation différée de versement du prix d'achat, sauf dans la mesure où la Fiducie dispose d'un tel produit.

Conformément aux modalités de la convention relative à la PBN, la Fiducie a le droit de recevoir un paiement mensuel de FET Resources correspondant à l'excédent de quatre-vingt-dix-neuf pour cent (99 %) du produit brut tiré de la vente de la production attribuable aux droits afférents aux avoirs pour le mois en question (les « revenus tirés de la PBN ») sur quatre-vingt-dix-neuf pour cent (99 %) de certains frais de production déductibles pour la période en question. La Fiducie a convenu de rembourser à FET Resources quatre-vingt-dix-neuf pour cent (99 %) de certaines redevances à la Couronne non

déductibles versées à l'égard des droits afférents aux avoirs par FET Resources et cette dernière pourra affecter les sommes qui lui sont remboursables aux paiements relatifs à la PBN qu'elle doit à la Fiducie. FET Resources peut acquérir et financer d'autres droits afférents aux avoirs au moyen de ses revenus résiduels, de l'obligation différée de versement du prix d'achat, d'emprunts ou de son fonds de roulement.

Si FET Resources souhaite aliéner des droits afférents aux avoirs et que le produit ainsi obtenu excède un certain seuil, le conseil d'administration de FET Resources devra approuver cette aliénation. Toutefois, si la valeur de l'actif (calculée conformément aux modalités de la convention relative à la PBN) des droits visés par une telle aliénation est supérieure au pourcentage minimal de la valeur de l'actif de tous les droits afférents aux avoirs détenus par FET Resources, cette aliénation devra être approuvée au moyen d'une résolution spéciale des porteurs de parts. La convention relative à la PBN demeurera en vigueur tant qu'il y aura des droits pétroliers et gaziers visés par la PBN.

## CONVENTION DE SERVICES TECHNIQUES

FET Resources et Storm Energy Ltd. ont conclu la convention de services techniques, aux termes de laquelle Storm Energy Ltd. a convenu de fournir des services de gestion, de mise en valeur et d'exploitation de l'actif acquis par la Fiducie ou FET Resources dans le cadre du plan d'arrangement. Storm Energy Ltd. fournit également divers services administratifs ainsi que des données géologiques et techniques sur l'actif. En contrepartie de ces services, FET Resources verse 350 000 $ par mois à Storm Energy Ltd. La convention de services techniques expirera le 30 juin 2003, à moins qu'elle ne soit prolongée par les parties.

## PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES

### Données financières annuelles

L'information qui suit présente le sommaire des données financières consolidées de la Fiducie et de Storm pour les périodes indiquées. Lorsqu'on examine les principales données financières annuelles présentées ci-après, il faut tenir compte du fait que les états financiers de la Fiducie au 31 décembre 2002 sont présentés selon la méthode de la continuité des intérêts communs et comprennent les résultats financiers et d'exploitation de Storm jusqu'au 22 août 2002. Ainsi, ces états financiers reflètent toute l'exploitation et tout l'actif de Storm pour les 234 jours précédant la mise en œuvre du plan d'arrangement ainsi que le reste de l'exploitation et de l'actif de la Fiducie pour la période de 131 jours allant du 23 août au 31 décembre.

| | Du 23 août au 31 décembre 2002[(1)] | Période de douze mois terminée le 31 décembre 2002[(1)] | Période de douze mois terminée le 31 décembre 2001 |
|---|---|---|---|
| *(en milliers de dollars, sauf indication contraire)* | | | |
| Produits pétroliers et gaziers avant redevances | 33 331 | 114 594 | 134 028 |
| Fonds provenant de l'exploitation | 19 002 | 55 455 | 77 707 |
| Par part – de base | 0,66 $ | 1,97 $ | 2,81 $ |
| Par part – dilué | 0,66 $ | 1,97 $ | 2,72 $ |
| Bénéfice net | 10 160 | 19 205 | 32 142 |
| Par part – de base | 0,35 $ | 0,68 $ | 1,16 $ |
| Par part – dilué | 0,35 $ | 0,68 $ | 1,13 $ |
| Total de l'actif | 198 572 | 198 572 | 207 882 |
| Dette à long terme moins fonds de roulement | 36 534 | 36 534 | 65 990 |
| Distributions en espèces par part | 0,33 $ | 0,33 $ | s.o. |

Note
(1) La réorganisation de Storm en fiducie de revenu a pris effet le 23 août 2002.

**Données financières trimestrielles**

L'information qui suit présente le sommaire des principales données financières de la Fiducie et de Storm pour les périodes indiquées.

| | Total des produits (avant redevances) | Bénéfice net | Bénéfice net par part/action – de base | Bénéfice net par part/action – dilué | Fonds provenant de l'exploitation | Fonds provenant de l'exploitation par part/action – de base | Fonds provenant de l'exploitation par part/action – dilué |
|---|---|---|---|---|---|---|---|
| *(en milliers de dollars, sauf les montants par part)* | | | | | | | |
| **2002** | | | | | | | |
| Premier trimestre | 28 403 | 6 793 | 0,24 $ | 0,24 $ | 17 817 | 0,64 | 0,62 |
| Deuxième trimestre | 35 877 | 8 713 | 0,31 $ | 0,30 $ | 22 131 | 0,79 | 0,76 |
| Troisième trimestre | 25 869 | (4 885) | (0,17) $ | (0,17) $ | 232 | 0,01 | 0,01 |
| Quatrième trimestre | 24 445 | 8 584 | 0,30 $ | 0,30 $ | 15 275 | 0,53 | 0,53 |
| **2001** | | | | | | | |
| Premier trimestre | 39 434 | 9 256 | 0,32 $ | 0,32 $ | 22 987 | 0,84 | 0,81 |
| Deuxième trimestre[(1)] | 37 894 | 9 486 | 0,34 $ | 0,34 $ | 21 730 | 0,78 | 0,75 |
| Troisième trimestre | 29 768 | 6 130 | 0,22 $ | 0,21 $ | 17 752 | 0,64 | 0,62 |
| Quatrième trimestre | 26 932 | 7 270 | 0,26 $ | 0,26 $ | 15 238 | 0,55 | 0,55 |

Note

(1) La réorganisation de Focus en fiducie de revenu a pris effet le 23 août 2002.

**Distributions en espèces**

L'information qui suit présente le sommaire des distributions que Focus a versées depuis sa création, en août 2002, jusqu'au 31 mars 2003.

| Pour la période de 2002 terminée le | Distributions par part | Date de versement |
|---|---|---|
| 30 septembre | 0,11 $ | 15 octobre 2002 |
| 31 octobre | 0,11 | 15 novembre 2002 |
| 30 novembre | 0,11 | 16 décembre 2002 |
| 31 décembre | 0,11 | 15 janvier 2003 |
| **Total** | **0,44 $** | |

| Pour la période de 2003 terminée le | Distributions par part | Date de versement |
|---|---|---|
| 31 janvier | 0,135 $ | 17 février 2003 |
| 28 février | 0,135 | 17 mars 2003 |
| 31 mars | 0,135 | 15 avril 2003 |
| **Total** | **0,405 $** | |

## RAPPORT DE GESTION

Le rapport de gestion de Focus pour l'exercice terminé le 31 décembre 2002 se trouve dans le rapport annuel de 2002 de Focus. Le rapport de gestion est intégré par renvoi aux présentes et fait partie intégrante de la présente notice annuelle. Le rapport de gestion doit être lu parallèlement aux états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2002, qui se trouvent dans le rapport annuel de 2002 de la Fiducie et qui sont intégrés par renvoi aux présentes.

## MARCHÉ POUR LES TITRES

Les parts sont inscrites à des fins de négociation à la TSX sous le symbole « FET.UN ». Les actions échangeables sont inscrites à des fins de négociation à la TSX sous le symbole « FTX ».

## FACTEURS DE RISQUE

Le texte qui suit présente certains facteurs de risque inhérents aux activités de FET Resources et de la Fiducie. Les renseignements suivants ne sont qu'un sommaire de certains facteurs de risque et doivent être lus sous réserve des renseignements détaillés qui figurent ailleurs dans la présente notice annuelle et parallèlement à ceux-ci.

### Estimations des réserves

Les données sur les réserves et la récupération figurant dans le rapport Paddock ne sont que des estimations; la production réelle et les réserves finales des propriétés pourraient être supérieures ou inférieures aux estimations établies par Paddock.

### Volatilité du prix du pétrole et du gaz naturel

Les résultats d'exploitation et la situation financière de la Fiducie sont tributaires des prix obtenus par FET Resources pour la production de pétrole et de gaz naturel. Le prix du pétrole et du gaz naturel a fluctué considérablement au cours des dernières années. Il est déterminé par des facteurs relatifs à l'offre et à la demande, y compris les conditions climatiques et la conjoncture économique et la situation qui existe dans d'autres régions pétrolifères et gazéifères. La baisse du prix du pétrole et du gaz naturel pourrait avoir une incidence défavorable sur la capacité de FET Resources de s'acquitter de ses obligations aux termes des billets et sur les sommes, s'il y a lieu, qu'elle verse à la Fiducie aux termes de la convention relative à la PBN, ce qui pourrait diminuer le montant des espèces distribuables aux porteurs de parts de fiducie.

### Modifications législatives

Il n'est pas certain que les lois en matière d'impôt sur le revenu et les programmes incitatifs gouvernementaux relatifs au secteur pétrolier et gazier, comme le régime fiscal des fiducies de fonds commun de placement et les déductions relatives aux ressources, ne seront pas modifiés d'une façon qui pourrait avoir un effet défavorable sur les porteurs de parts.

### Admissibilité à des fins de placement

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts de fiducie cesseront de constituer des placements admissibles pour les REER, les FERR, les RPDB et les REEE (les « régimes exonérés »), ce qui pourrait avoir des conséquences fiscales défavorables pour les régimes exonérés ou leurs rentiers ou bénéficiaires. Les billets ou les billets de rachat acquis au moment d'un rachat de parts de fiducie pourraient ne pas constituer des placements admissibles pour les régimes exonérés.

### Questions relatives à l'exploitation

L'exploitation de puits de pétrole et de gaz naturel comporte un certain nombre de risques liés à l'exploitation et de risques naturels pouvant se traduire par des éruptions, des dommages infligés à l'environnement ou d'autres conditions imprévues ou dangereuses susceptibles d'entraîner l'imposition de dommages-intérêts à FET Resources et d'engager la responsabilité de cette dernière envers des tiers. FET Resources souscrira une assurance-responsabilité, lorsque cela est possible, d'un montant conforme aux normes du secteur. Une assurance contre les pertes d'exploitation pourra également être souscrite à l'égard de certaines installations, dans la mesure où une telle assurance est offerte. FET Resources pourrait devenir responsable de dommages découlant d'événements contre lesquels elle ne peut s'assurer ou contre lesquels elle pourrait décider de ne pas s'assurer en raison du montant élevé des primes ou pour d'autres motifs. Les frais engagés pour remédier à de tels dommages ou payer les dommages-intérêts auxquels elle pourrait être tenue pourraient nuire à la capacité de FET Resources de s'acquitter de ses obligations aux termes des billets ou réduire la somme touchée par la Fiducie aux termes de la convention relative à la PBN.

La continuité de la production tirée d'une propriété et, dans une certaine mesure, la commercialisation de la production en question sont largement tributaires de la compétence de l'exploitant de la propriété. Dans la mesure où l'exploitant ne remplit pas

adéquatement ses fonctions, le revenu pourrait diminuer. En général, les paiements relatifs à la production passent par l'exploitant, de sorte que la réception de ces revenus pourrait faire l'objet de retards ou de frais supplémentaires si l'exploitant devenait insolvable. Même si un examen de titres est habituellement effectué conformément aux normes du secteur, cela ne suffit pas à garantir ou à certifier l'absence de vices dans la chaîne de titres, lesquels pourraient faire en sorte que FET Resources ou ses filiales perdent leur droit sur certaines propriétés. De telles circonstances pourraient nuire à la capacité de FET Resources de s'acquitter des obligations qui lui incombent aux termes des billets ou réduire la somme touchée par la Fiducie aux termes de la convention relative à la PBN.

**Questions d'ordre environnemental**

Le secteur pétrolier et gazier est assujetti à des lois et à des règlements locaux, provinciaux et fédéraux en matière d'environnement. La violation de ces lois et règlements pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de remise en état relativement à FET Resources ou à son actif. Ces lois pourraient être modifiées de façon à imposer des normes plus strictes et, éventuellement, des obligations monétaires supérieures à FET Resources. Bien que la Fiducie ait établi un fonds de remise en état dans le but de financer les obligations environnementales et de remise en état qu'elle prévoit à l'heure actuelle selon les renseignements dont elle dispose, il n'est pas certain qu'elle sera en mesure de satisfaire aux obligations réelles qui pourraient lui être imposées.

**Service de la dette**

FET Resources peut à l'occasion financer une partie importante de ses activités au moyen d'emprunts. Les sommes versées pour rembourser le capital de la dette contractée par FET Resources et verser l'intérêt sur cette dette pourraient nuire à la capacité de celle-ci de s'acquitter des obligations qui lui incombent aux termes des billets ou réduire la somme touchée par la Fiducie aux termes de la convention relative à la PBN. Les fluctuations des taux d'intérêt et les remboursements prévus de capital pourraient modifier considérablement la somme nécessaire au service de la dette avant que FET Resources satisfasse à ses obligations aux termes des billets ou de la convention relative à la PBN. En bout de ligne, cela pourrait réduire les espèces distribuables de la Fiducie.

Les prêteurs obtiendront des garanties à l'égard de la quasi-totalité de l'actif de FET Resources. Si celle-ci n'est pas en mesure de régler les frais du service de la dette ou se trouve autrement en défaut, par exemple en cas de faillite, le prêteur pourra saisir ou vendre son actif.

**Retard dans les distributions en espèces**

En plus des retards habituels pouvant se produire dans les paiements aux exploitants des propriétés effectués par les acheteurs de pétrole et de gaz naturel, et à FET Resources, par l'exploitant, ces paiements peuvent également être retardés en raison de restrictions imposées par des prêteurs, de retards dans la vente ou la livraison de produits, de retards relatifs au raccordement des puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés dans le cadre de l'exploitation des propriétés ou de la constitution de provisions par l'exploitant à l'égard de tels frais.

**Imposition de FET Resources**

Le revenu annuel de FET Resources est imposé au cours de chaque année d'imposition, déduction faite de l'intérêt versé à la Fiducie aux termes de l'acte relatif aux billets et des versements, s'il y a lieu, effectués à la Fiducie aux termes de la convention relative à la PBN. Pendant que les actions échangeables émises par FET Resources sont en circulation, une partie des fonds provenant de l'exploitation sera assujettie à l'impôt dans la mesure où FET Resources ne dispose pas de déduction inutilisée relative à un compte de ressources naturelles ou de déduction pour amortissement ou dans la mesure où elle ne peut utiliser les pertes autres qu'en capital d'années antérieures pour réduire le revenu imposable à zéro. FET Resources a l'intention de déduire, aux fins du calcul de son revenu aux fins de l'impôt, le montant intégral qu'elle peut déduire chaque année relativement aux comptes de ressources naturelles, à la fraction non amortie du coût en capital (« FNACC ») et aux pertes autres qu'en capital reportées prospectivement par Storm, s'il y a lieu, plus les comptes de ressources naturelles et la FNACC créées par les dépenses en immobilisations engagées par FET Resources. Si les comptes de ressources naturelles, la FNACC et les pertes autres qu'en capital reportées prospectivement ne sont pas suffisants pour protéger entièrement le revenu de FET Resources de l'impôt, celle-ci devra payer de l'impôt en espèces. En outre, il est impossible de garantir que les autorités fiscales ne chercheront pas à

contester le montant des intérêts débiteurs. Si l'issue d'une telle contestation devait être défavorable à FET Resources, cela pourrait réduire considérablement le montant des espèces distribuables disponibles.

De plus, l'intérêt sur les billets court au profit de la Fiducie aux fins de l'impôt sur le revenu, qu'il soit ou non réellement versé. L'acte de fiducie prévoit qu'une somme correspondant au revenu imposable de la Fiducie sera distribuée chaque année aux porteurs de parts afin que le revenu imposable de la Fiducie soit égal à zéro. Si des versements d'intérêt sur les billets sont exigibles, mais ne sont pas versés en totalité ou en partie, l'acte de fiducie prévoit que la somme supplémentaire devant être distribuée aux porteurs de parts pourra être réglée sous forme de parts plutôt qu'en espèces. Les porteurs de parts seront tenus d'inclure cette somme supplémentaire dans leur revenu, même s'ils ne la touchent pas en espèces.

**Épuisement des réserves**

La Fiducie présente certaines caractéristiques uniques qui la distinguent des autres membres du secteur pétrolier et gazier. Les distributions d'espèces distribuables relatives aux propriétés, en l'absence d'augmentation du prix des marchandises ou d'acquisitions ou de travaux de mise en valeur rentables, iront en diminuant au fil du temps parallèlement à la baisse habituelle de la production tirée des réserves de pétrole, de gaz naturel et de liquides de gaz naturel. FET Resources ne réinvestit pas les rentrées de fonds de la même façon que les autres membres du secteur. Par conséquent, en l'absence d'injection de capitaux, les taux de production et les réserves initiaux de FET Resources diminueront.

Les réserves et la production pétrolières et gazières futures de FET Resources et, par conséquent, les rentrées de fonds de celle-ci seront largement tributaires du fait que FET Resources réussisse ou non à exploiter ses réserves actuelles et à acquérir des réserves supplémentaires. Sans réserves supplémentaires, obtenues au moyen d'acquisitions ou de travaux de mise en valeur, les réserves et la production de FET Resources diminueront graduellement au fil de l'exploitation des réserves.

**Valeur liquidative**

La valeur liquidative de l'actif de la Fiducie varie selon un certain nombre de facteurs qui sont indépendants de la volonté de la direction, y compris le prix du pétrole et du gaz. Le cours des parts de fiducie est également établi d'après un certain nombre de facteurs qui sont indépendants de la volonté de la direction et il pourrait être supérieur à la valeur liquidative de l'actif de la Fiducie.

**Passif résiduel de Storm**

Conformément à l'arrangement, FET Resources sera la société par actions issue de la fusion de AcquisitionCo et de Storm. Par conséquent, FET Resources sera propriétaire, directement ou indirectement, de la totalité de l'actif de Storm, sauf de l'actif de Storm Energy Ltd., qui sera transféré à celle-ci au moment où l'arrangement prendra effet. Même si Storm Energy Ltd. prendra en charge la totalité du passif de Storm se rapportant à l'actif de Storm Energy Ltd., en tant qu'entreprise qui succédera à Storm, FET Resources demeurera responsable des autres éléments de passif de Storm, y compris les obligations qui incombent à celle-ci à titre de personne morale et en matière d'impôt sur le revenu.

**Remboursement de capital**

Les parts de fiducie n'auront aucune valeur une fois que les réserves provenant de l'actif sous-jacent de la Fiducie ne pourront plus être exploitées de façon rentable et, par conséquent, les distributions en espèces ne constituent pas un « rendement » au sens traditionnel du terme, puisqu'elles constituent à la fois un remboursement de capital et un rendement du capital investi.

**Nature des parts de fiducie**

Les parts de fiducie ne constituent pas un placement traditionnel dans le secteur pétrolier et gazier et les épargnants ne devraient pas les considérer comme des actions de FET Resources. Les parts de fiducie représentent une participation dans la Fiducie. Les porteurs de parts, à ce titre, ne bénéficient pas des droits prévus par la loi qui sont habituellement associés à la propriété d'actions d'une société, par exemple, le droit d'intenter un recours en cas d'abus ou une action oblique. Les actions de FET Resources, les billets, la convention relative à la PBN et les autres placements dans des titres constituent l'unique actif de la Fiducie. Le prix d'une part de fiducie est fonction des espèces distribuables prévues, de l'actif sous-jacent de la Fiducie et de la capacité de la direction d'obtenir la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie fluctue en fonction d'un

certain nombre d'éléments liés à la conjoncture du marché, notamment les taux d'intérêt et la capacité de la Fiducie d'acquérir des propriétés pétrolifères et gazéifères adéquates. L'évolution de la conjoncture du marché pourrait avoir des conséquences défavorables sur le cours des parts de fiducie.

Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées en vertu de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

**Responsabilité limitée des porteurs de parts de la Fiducie**

L'acte de fiducie prévoit qu'aucun porteur de parts de la Fiducie n'engagera sa responsabilité relativement à la Fiducie ou aux obligations ou aux affaires de celle-ci et, si un tribunal juge que la responsabilité des porteurs de parts est engagée, celle-ci se limitera à l'actif de la Fiducie et ne pourra être réglée qu'au moyen de celui-ci. Conformément à l'acte de fiducie, la Fiducie indemnisera chacun des porteurs de parts de la Fiducie et les tiendra quittes des frais, des dommages, des responsabilités et des pertes qu'il pourrait engager ou subir en raison du fait que sa responsabilité n'est pas limitée.

L'acte de fiducie prévoit également que tous les documents signés par la Fiducie ou pour son compte doivent renfermer une disposition selon laquelle l'obligation en question ne liera pas les porteurs de parts de la Fiducie personnellement. La responsabilité personnelle peut également résulter de réclamations présentées à l'encontre de la Fiducie qui ne découlent pas de contrats, y compris des actions en responsabilité délictuelle, des créances fiscales et certaines autres responsabilités prévues par la loi. Il est considéré comme peu probable qu'une telle responsabilité personnelle soit engagée.

La Fiducie exercera ses activités, d'après l'avis de ses conseillers juridiques, d'une manière et dans les territoires qui lui permettront d'éviter autant que possible le risque que la responsabilité des porteurs de parts de la Fiducie soit engagée à l'égard de réclamations présentées contre la Fiducie.

## RENSEIGNEMENTS SUPPLÉMENTAIRES

Des renseignements supplémentaires, notamment en ce qui concerne la rémunération des administrateurs et des membres de la direction et les prêts qui leur ont été consentis, les porteurs de titres principaux et les initiés intéressés dans des opérations importantes, s'il y a lieu, sont présentés dans la circulaire d'information de la Fiducie datée du 8 avril 2003. Des renseignements financiers supplémentaires sont donnés dans les états financiers de Focus pour l'exercice terminé le 31 décembre 2002.

La Fiducie fournira les documents suivants à quiconque en fera la demande auprès du chef des finances de FET Resources :

1. lorsque les titres de la Fiducie sont en cours de placement aux termes d'un prospectus simplifié provisoire ou d'un prospectus simplifié définitif :

    a) un exemplaire de la présente notice annuelle de la Fiducie, accompagné d'un exemplaire de tous les documents intégrés par renvoi à la notice annuelle ou des pages pertinentes de ces documents;

    b) un exemplaire des états financiers comparatifs de Focus pour son exercice terminé le plus récent à l'égard duquel des états financiers ont été déposés et du rapport du vérificateur s'y rapportant et un exemplaire des états financiers intermédiaires les plus récents de la Fiducie qui ont été déposés, s'il y a lieu, pour toute période postérieure à la fin de son exercice terminé le plus récent;

    c) un exemplaire de la circulaire d'information de la Fiducie relative à l'assemblée annuelle et extraordinaire des porteurs de parts la plus récente;

    d) un exemplaire de tous les autres documents intégrés par renvoi au prospectus simplifié provisoire ou au prospectus simplifié qui ne sont pas prévus aux alinéas a) à c) ci-dessus;

2. à tout autre moment, un exemplaire des documents dont il est fait mention aux alinéas a), b) et c) ci-dessus, la Fiducie se réservant le droit d'exiger le paiement de frais raisonnables si la demande est présentée par une personne qui n'est pas un porteur de ses titres.

On peut se procurer des exemplaires additionnels de la présente notice annuelle et des documents énumérés dans les paragraphes ci-dessus à l'adresse suivante :

Focus Energy Trust
205, 5th Avenue S.W., bureau 3250
Calgary (Alberta) T2P 2V7
Téléphone : (403) 781-8409
Télécopieur : (403) 781-8408

## Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") should be read in conjunction with Focus's annual MD&A and audited consolidated financial statements for the year ended December 31, 2002. Barrels of oil equivalent ("BOE") have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

**Reorganization per Plan of Arrangement Effective August 23, 2002**

On August 20, 2002 the shareholders of Storm Energy Inc. approved the Plan of Arrangement which resulted in Focus Energy Trust commencing operations on August 23, 2002. Trust operations commenced with the new legal structure and business mandate pursuant to the Trust Indenture dated July 15, 2002, and with a new management team.

The Trust retained approximately 75 percent of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe in Alberta, as well as approximately 40 percent of the working interests in the oil producing areas in the Red Earth area of northern Alberta. This represented approximately 96 percent of the natural gas production and 46 percent of the oil production of Storm Energy Inc. prior to the Plan of Arrangement.

FET Resources Ltd., a wholly owned subsidiary of Focus, owns the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002.

The financial and operating results for the three months ended March 31, 2003 reflect the operations and assets of the Trust. The financial and operating results for the three months ended March 31, 2002 reflect the operations and assets of Storm Energy Inc. before the Plan of Arrangement.

**Production Revenue**

Production volumes in the first quarter of 2003 averaged 8,608 BOE/d, two percent higher than in the fourth quarter of 2002. The natural gas volumes in the quarter were negatively impacted by third party processor operations in British Columbia. During the first quarter of 2003, Focus completed its 2002/2003 winter program at Tommy Lakes which comprised the drilling of 11 wells, refracing of six wells, and the tie-in of two wells from the prior winter drilling season. This program resulted in seven new producing wells in February and five new producing wells in March.

| Production for the Three Months Ended | March 31, 2003 | December 31, 2002 | March 31, 2002 |
|---|---|---|---|
| Crude oil (bbls/d) | **2,444** | 2,469 | 6,241 |
| NGLs (bbls/d) | **471** | 464 | 486 |
| Natural gas (mcf/d) | **34,158** | 32,911 | 30,507 |
| Total (BOE/d) | **8,608** | 8,418 | 11,811 |

Compared to the first quarter of 2002, production volumes in the first quarter of 2003 were 27 percent lower primarily as a result of the transfer out of oil producing assets as per the Plan of Arrangement.

Production revenue in the first quarter of 2003 was $28.5 million, 17 percent higher than $24.4 million in the fourth quarter of 2002 reflecting both higher realized commodity prices and slightly higher production volumes. Average product prices, after hedging settlements, realized for the first quarter of 2003 were $45.84 per barrel for crude oil and $5.84 per mcf of natural gas, compared with $37.90 per barrel of crude oil and $4.83 per mcf of natural gas in the fourth quarter of 2002. Focus benefited from the significant increase in commodity prices during the first quarter of 2003, however the impact of higher prices was dampened as a result of 41 percent of crude oil volumes and 61 percent of natural gas volumes being hedged during the period.

Compared to the first quarter of 2002, production revenue was $28.4 million, essentially flat to the $28.5 million realized in the first quarter of 2003 as higher realized commodity prices offset reduced volumes. The realized product prices, after hedging adjustments, for the first quarter of 2002 were $33.20 per barrel of crude oil and $3.23 per mcf of natural gas.

**Hedging**

Focus utilizes a hedging program to manage exposure to fluctuations in commodity prices, to provide greater certainty and stability to distributions, to protect Unitholder return on investment and to help ensure profitability of specific properties or acquisitions. During periods of high commodity prices, such as those experienced in the first quarter of 2003, this may result in opportunity costs for the Trust.

Production revenue for the first quarter of 2003 would have been $8.4 million higher had the Trust been unhedged. This reported loss relates to financial instruments associated with commodity and foreign exchange contracts and compares to a net loss of $2.1 million in the fourth quarter of 2002. The first quarter hedging loss consists of $1.0 million related to crude oil and $7.4 million related to natural gas. Included in the natural gas hedging loss is $1.3 million related to a contract for a natural gas ceiling which is accounted for based on the mark to market value.

Focus currently has a combination of fixed price arrangements and collars that provide price protection on approximately 54 percent of natural gas volumes for April to December 2003 with a minimum reference price of CDN$5.69 per mcf. For April to December 2003, fixed price swaps and collars represent approximately 43 percent of expected crude oil volumes with a minimum reference price of CDN$40.55 per barrel (approximately US$ WTI $28.68). A full description of the outstanding financial instruments for commodity and foreign exchange is contained in Note 7 of the unaudited interim consolidated financial statements for the three months ended March 31, 2003. All of the commodity and foreign exchange contracts have been entered into with parties that represent minimal counterparty risk.

**Royalties**

Royalties, excluding hedging and net of Alberta royalty tax credit, as a percentage of revenue was 25.9 percent in the first quarter of 2003 consisting of 25.5 percent for crude oil and 26.4 percent for natural gas. This is slightly higher than the 24.9 percent in the fourth quarter of 2002 and 3.4 percent higher than the 22.5 percent in the first quarter of 2002 reflecting higher realized commodity prices.

The effective royalty percentage in the first quarter of 2003, based on production income after deducting hedging settlements, was 28.0 percent for crude oil and 35.3 percent for natural gas. Hedging gains do not attract royalties and hedging losses are not a reduction for royalty calculations.

**Other Income**

Other income primarily consists of third party processing and treating fees. Focus earns third party treating and processing income at our facilities at Kotcho, British Columbia and at our facilities in the Sylvan Lake and Golden areas of Alberta. Other income for the first quarter of 2003 was $0.9 million compared to $0.8 million in the fourth quarter of 2002 reflecting $0.1 million of road use income received in first quarter.

Other income was higher than the $0.5 million reported in the first quarter of 2002 largely due to increased third party volumes processed at the Kotcho facilities.

**Production Expenses**

Production expenses for the first quarter of 2003 were $3.36 per BOE compared to $3.04 per BOE in the fourth quarter of 2002 and $3.26 per BOE in the first quarter of 2002. The increase in operating costs is largely due to increased power costs and increased maintenance and chemical costs associated with wells and facilities in winter-only access areas.

**Technical Services Agreement**

Focus has a Technical Services Agreement with Storm Energy Ltd. through which Focus receives services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. This arrangement expires on June 30, 2003. This is the only transitional agreement between Focus Energy Trust and Storm Energy Ltd.

**General and Administrative Expenses**

General and administrative expenses, net of operating and capital recoveries, for the first quarter of 2003 were $406,000 compared to $591,000 for the fourth quarter of 2002. General and administrative expenses for the first quarter of 2003 include $464,000 associated with the Executive Bonus Plan, compared to $413,000 for the fourth quarter of 2002. The decrease in net general and administrative expenses results from increased capital recoveries associated with being the Operator for the winter development program at Tommy Lakes. Capital recoveries to the Operator are based on a percentage of the total capital program managed. Significantly all of the capital program of Focus is operated by Focus, and is conducted during the winter season. As such, almost all of the capital recoveries occur in the winter months.

No general and administrative expenses were capitalized in 2003 or 2002.

**General and Administrative**

| **Three Months Ended (thousands)** | **March 31, 2003** | December 31, 2002 | March 31, 2002 |
|---|---|---|---|
| Gross G&A | **$889** | $830 | $1,290 |
| Overhead recoveries – operating | **(224)** | (192) | (319) |
| Overhead recoveries – capital | **(259)** | (48) | (596) |
| Net G&A | **$406** | $591 | $375 |
| Per BOE | **$0.52** | $0.76 | $0.35 |

**Interest and Financing Expense**

Interest and financing expenses for the first quarter of 2003 were $396,000 compared to $718,000 in the fourth quarter of 2002 reflecting significantly lower average debt levels. Compared to the first quarter of 2002, interest and financing expenses were $613,000 as both average debt levels and interest rates were higher.

**Depletion, Depreciation, and Provision for Site Restoration and Abandonment**

The depletion and depreciation rate for the first quarter of 2003 and the fourth quarter of 2002 was $7.62 per BOE. This rate reflects the specific oil and gas properties owned by the Trust and incorporates the results of the independent reserve report dated December 31, 2002. The depletion and depreciation rate includes $28.5 million of future capital investment associated with the proven reserves in the reserve report. The depletion and depreciation expense for the first quarter of 2003 and for the fourth quarter of 2002 was $5.9 million. The depletion and depreciation expense reported in the first quarter of 2002 was $6.5 million or $6.12 per BOE.

The provision for site restoration and abandonment of $0.2 million for the first quarter of 2003 represents a rate of $0.21 per BOE compared to $0.19 per BOE reported in the fourth quarter of 2002. The increase reflects higher abandonment costs associated with new wells and infrastructure in the Tommy Lakes area. The site restoration expense reported in the first quarter of 2002 was $0.40 per BOE or $0.4 million.

Focus has established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. The funding related to the operations of the Trust to December 31, 2002 of approximately $0.2 million was made in the first quarter.

**Income and Other Taxes**

| **Three Months Ended (thousands)** | **March 31, 2003** | December 31, 2002 | March 31, 2002 |
|---|---|---|---|
| Future income tax | **$1,120** | $(1,150) | $4,088 |
| Current income tax | **50** | – | 479 |
| | **1,170** | (1,150) | 4,567 |
| Large corporations tax | **205** | 249 | 111 |
| Income and other taxes | **$1,375** | $(901) | $4,678 |

At March 31, 2003, Focus has a future income tax liability of $43.8 million. Under Focus's structure, payments are made between FET Resources Ltd ("FET") and Focus transferring both income and future tax liability from FET to the individual Unitholders. Therefore it is the opinion of management that payments from FET through to Focus will greatly reduce or eliminate future income taxes. These payments in a period reduce future income tax liabilities previously recorded by FET, and are recognized as a recovery of income tax in the period incurred.

Proposed income tax changes for resource companies introduced in the Federal Government's 2003 Economic Statement and Budget Update may have a significant impact on the future income tax liability currently provided. As indicated in the Budget statement, the Federal Government proposes to change the taxation of resource income by:

- reducing the federal statutory corporate income tax rate on resource income from 28 to 21 percent over five years, beginning with a one percent reduction in 2003,
- permitting a deduction for actual provincial and other crown royalties paid and eliminating the existing resource allowance deduction, and
- eliminating the federal Large Corporations Tax (LCT) of 0.225 percent of taxable capital employed in Canada over a five-year period.

The impact of such proposed changes will not be recorded until the changes are substantively enacted.

**Cash Flow from Operations and Net Income**

The total changes in revenue and expenses outlined above resulted in an increase in earnings of $1.2 million to $8.0 million for the first quarter of 2003 compared to $6.8 million in the first quarter of 2002.

**Capital Expenditures**

| **Three Months Ended (thousands)** | **March 31, 2003** | December 31, 2002 | March 31, 2002 |
|---|---|---|---|
| Land | **$4** | $31 | $550 |
| Seismic | **–** | – | 650 |
| Drilling and completion | **5,144** | 1,545 | 18,600 |
| Total exploration and development | **5,148** | 1,576 | 19,800 |
| Facilities, equipment and workovers | **4,062** | 1,465 | 7,286 |
| Acquisitions | **–** | 605 | 20 |
| Net operations | **9,210** | 3,646 | 27,106 |
| Field inventory | **–** | – | (140) |
| Administration assets | **4** | 16 | 35 |
| Net capital expenditures | **$9,214** | $3,662 | $27,001 |

For the three months ended March 31, 2003 capital expenditures were $9.2 million up 152 percent from the $3.7 million expended in the fourth quarter of 2002 as a result of the 2002/2003 winter development program mostly being conducted in 2003. The winter capital program of Focus was focused on development of natural gas properties at the Tommy Lakes property in northeast British Columbia. First quarter drilling activity amounted to nine gross wells with a success rate of 89 percent compared to seven gross wells with a 100 percent success rate in the fourth quarter of 2002.

Approximately $2.0 million was spent on well tie-ins primarily in the Tommy Lakes area and approximately $0.5 million was spent on workovers in the first quarter of 2003.

Capital expenditures of Storm Energy Inc. in the first quarter of 2002 reflect the growth activities of an active exploration and production company. During this time, the Company drilled 16 net wells (24 gross) with a success rate of 74 percent.

#### Capitalization and Financial Resources

As at March 31, 2003 the Trust had a working capital deficiency of $9.5 million compared with working capital of $15.3 million as at December 31, 2002. The working capital deficiency reflects the capital intensive nature of our program in the first quarter. Working capital at December 31, 2002 included $14.7 million of short-term funds on deposit held by a subsidiary. These investments matured and the cash was applied to the long-term debt early in 2003.

Bank debt outstanding at March 31, 2002 was $29.3 million. Focus has a $70.0 million revolving term credit facility with a Canadian financial institution, secured by the Trust's oil and gas properties. The current credit facility revolves until May 31, 2003.

The Trust benefits from the retention of cash related to Exchangeable Shares. The holders of Exchangeable Shares do not receive monthly cash distributions, but instead have an adjustment each month to the Exchange Ratio based on the distribution paid on Trust Units. At April 30th, there were 5,283,208 Exchangeable Shares outstanding. The conversion of Exchangeable Shares into units is at the sole discretion of the holders of the Exchangeable Shares.

**Capitalization Table**

| **(thousands except per unit and percent amounts)** | **March 31, 2003** | December 31, 2002 |
|---|---|---|
| Long-term debt | **$ 29,250** | $ 51,801 |
| Less: Working capital (deficiency) | **(9,517)** | 15,267 |
| Net debt | **$ 38,767** | $ 36,534 |
| Units outstanding and issuable for Exchangeable Shares | **29,180** | 28,966 |
| Market price at end of period | **$ 11.30** | $ 10.15 |
| Market capitalization | **$ 329,734** | $ 294,005 |
| Total capitalization | **$ 368,501** | $ 330,539 |
| Net debt as a percentage of total capitalization | **11%** | 11% |
| Cash flow (i) | **$ 66,861** | $ 52,946 |
| Net debt to cash flow (i) | **0.58** | 0.69 |

(i) March 31, 2003 is based on first quarter cash flow annualized. December 31, 2002 is based on the cash flow of the Trust for the 131 day period annualized.

#### Cash Distributions

Focus has distributed cash flow of $0.515 per unit to date in 2003 being $0.11 per unit in January and $0.135 per unit in each of February, March and April. On April 10, 2003, Focus announced a distribution policy of monthly distributions of $0.14 per trust unit on each of May 15, June 16 and July 15. The distribution policy incorporates the withholding of approximately 15 to 20 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long term.

Focus Energy Trust announces its distribution policy on a quarterly basis, and the actual amount of the cash distribution is dependent on the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow as determined by the Board of Directors.

Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income. Of the $0.515 per unit distributed to date in 2003, $0.153 was accrued in the calculation of 2002 taxable income.

The Exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

FMC

# FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
(514) 878-8803
paul.dingle@fmc-law.com
601934-227

Le 16 juin 2003

**Via SEDAR**
Madame Josée Deslauriers
*Directrice des marché des capitaux*
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

**Objet : Focus Energy Trust**
**Projet n° 00545520**

Madame,

Au nom de Focus Energy Trust, nous déposons la version française de l'analyse par la direction au 31 mars 2003, qui est intégrée par renvoi au prospectus simplifié provisoire daté du 6 juin 2003.

Le présent dépôt complète le dépôt effectué le 28 mai 2003 par Burnet Duckworth & Palmer LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

PFD/nc
0616033.pdf

**Analyse par la direction**

L'analyse par la direction doit être lue à la lumière de l'analyse par la direction annuelle de Focus ainsi que des états financiers consolidés vérifiés pour l'exercice terminé le 31 décembre 2002. Les montants par baril équivalent de pétrole (« bep ») ont été calculés à raison de six mille pieds cubes de gaz naturel par baril de pétrole.

**Réorganisation aux termes d'un plan d'arrangement daté du 23 août 2002**

Le 20 août 2002, les actionnaires de Storm Energy Inc. ont approuvé le plan d'arrangement qui a donné lieu à l'entrée en activité de Focus Energy Trust le 23 août 2002. La Fiducie est entrée en activité dotée d'une nouvelle structure légale et d'un nouveau mandat d'affaires aux termes d'un acte de fiducie daté du 15 juillet 2002, sous la régie d'une nouvelle équipe de gestion.

La Fiducie a conservé environ 75 % de l'actif appartenant précédemment à Storm Energy Inc. Cet actif comprenait la totalité des intérêts économiques directs dans des biens productifs de gaz naturel dans les zones Tommy Lakes et Kotcho-Cabin, dans le nord-est de la Colombie-Britannique, les biens productifs de gaz naturel situés à Sylvan Lake et Pouce Coupe en Alberta, de même qu'environ 40 % des intérêts économiques directs dans les biens productifs de pétrole dans la zone Red Earth, dans le nord de l'Alberta. Cela représente environ 96 % de la production de gaz naturel et 46 % de la production de pétrole de Storm Energy Inc. avant le plan d'entente.

FET Resources Ltd., filiale en propriété exclusive de Focus et propriétaire des propriétés pétrolifères et gazéifères, est également la société remplaçante sur le plan légal de Storm Energy Inc. Le transfert des actifs à Storm Energy Ltd. le 23 août 2002 représentait une opération entre apparentés à l'époque, et elle a été constatée à la valeur comptable nette. Les états financiers de Focus Energy Trust sont présentés aux termes de la méthode de la continuité des intérêts communs et comprennent les résultats financiers de Storm Energy Inc. au 22 août 2002.

Les résultats financiers et les résultats d'exploitation pour les trois mois arrêtés au 31 mars 2003 reflètent les activités et les actifs de la Fiducie. Les résultats financiers et les résultats d'exploitation pour les trois mois arrêtés au 31 mars 2002 reflètent les activités et les actifs de Storm Energy Inc. avant le plan d'arrangement.

**Produits tirés de la production**

Les volumes de production pour le premier trimestre de 2003 s'élevaient en moyenne à 8 608 bep/j, supérieurs de 2 % à ceux du quatrième trimestre de 2002. Les volumes de gaz naturel produits au cours du trimestre ont subi l'incidence négative des activités de traitement de tiers en Colombie-Britannique. Au cours du premier trimestre de 2003, Focus a complété son programme hivernal 2002/2003 à Tommy Lakes qui comprenait le forage de 11 puits, la refracturation de six puits et le raccordement de deux puits forés au cours de la saison de forage hivernal antérieure. Ce programme a donné lieu à l'entrée en fonction de sept nouveaux puits producteurs en février et de cinq en mars.

| Production des trois mois arrêtés aux | 31 mars 2003 | 31 décembre 2002 | 31 mars 2002 |
|---|---|---|---|
| Pétrole brut (b/j) | **2 444** | 2 469 | 6 241 |
| LGN (b/j) | **471** | 464 | 486 |
| Gaz naturel (kpi$^3$/j) | **34 158** | 32 911 | 30 507 |
| Total (bep/j) | **8 608** | 8 418 | 11 811 |

Par rapport aux volumes constatés au premier trimestre de 2002, les volumes de production du premier trimestre de 2003 étaient inférieurs de 27 % principalement en raison de la cession des biens productifs de pétrole aux termes du plan d'arrangement.

Au cours du premier trimestre de 2003, les produits tirés de la production se sont élevés à 28,5 millions de dollars, soit 17 % de plus que les 24,4 millions de dollars constatés au quatrième trimestre de 2002, ce qui reflète des prix des marchandises réalisés plus élevés et des volumes de production légèrement plus importants. Les prix moyens réalisés des produits au cours du premier trimestre de 2003, compte tenu des opérations de couverture, se sont élevés à 45,84 $ par baril de pétrole brut et à 5,84 $ par kpi$^3$ de gaz naturel, contre 37,90 $ par baril de pétrole brut et 4,83 $ par kpi$^3$ de gaz naturel au quatrième trimestre de 2002. Focus a bénéficié de la hausse significative des prix des marchandises au cours du premier trimestre de 2003; par contre, l'incidence des prix plus élevés a été contrebalancée quelque peu en raison de la couverture de 41 % des volumes de pétrole brut et de 61 % des volumes de gaz naturel au cours de la période.

Par rapport aux produits constatés au premier trimestre de 2002, les produits tirés de la production se sont élevés à 28,4 millions de dollars, montant presque identique aux 28,5 millions de dollars constatés au premier trimestre de 2003, alors que les prix réalisés des marchandises plus élevés ont contrebalancé les volumes moins élevés. Les prix réalisés des produits, compte tenu des opérations de couverture, se sont élevés à 33,20 $ par baril de pétrole brut et à 3,23 $ par kpi$^3$ de gaz naturel pour le premier trimestre de 2002.

**Politique de couverture**

Focus a recours à un programme de couverture pour gérer les risques liés à la fluctuation des prix des marchandises, pour assurer les versements des distributions et leur stabilité, pour protéger le rendement du capital investi par les porteurs de parts et pour assurer la rentabilité de certaines propriétés ou acquisitions. Au cours de périodes où les prix des marchandises sont élevés, comme ceux constatés au cours du premier trimestre de 2003, la Fiducie peut avoir à défrayer des coûts de renonciation.

Les produits tirés de la production pour le premier trimestre de 2003 auraient été supérieurs de 8,4 millions de dollars si la Fiducie n'avait pas été couverte. La perte inscrite se rapporte à des instruments financiers liés aux contrats sur marchandises et de change, par rapport à une perte de 2,1 millions de dollars au quatrième trimestre de 2002. La perte de couverture du premier trimestre est constituée de 1,0 million de dollars lié au pétrole brut et de 7,4 millions de dollars liés au gaz naturel. La perte de couverture liée au gaz naturel comprend une somme de 1,3 million de dollars liée à un contrat à taux plafond qui est évalué selon la valeur du marché.

Focus dispose actuellement de contrats à prix fixe et de tunnels qui lui assurent une protection des prix à l'égard d'environ 54 % de sa production de gaz naturel pour la période d'avril à décembre 2003 à un prix de référence minimum de 5,69 $ CA par kpi$^3$. Pour la période allant d'avril à décembre 2003, les swaps à prix fixe et les tunnels représentent environ 43 % des volumes de pétrole brut prévus, au prix de référence minimum de 40,55 $ CA par baril (environ 28,68 $ US selon le WTI). La note 7 afférente aux états financiers consolidés intermédiaires non vérifiés pour les trois mois arrêtés au 31 mars 2003 offre une

description complète des instruments financiers en circulation relativement aux marchandises et au change. Tous les contrats sur marchandises et de devises ont été conclus avec des parties qui représentent un risque minimal de contrepartie.

**Redevances**

Les redevances, compte non tenu de la couverture et du crédit d'impôt de l'Alberta au titre des redevances, en pourcentage des produits, se sont établies à 25,9 % au premier trimestre de 2003, soit 25,5 % pour le pétrole brut et 26,4 % pour le gaz naturel. Les redevances sont légèrement supérieures à celles obtenues au quatrième trimestre de 2002, à 24,9 %, et elles sont supérieures de 3,4 % aux 22,5 % obtenus au premier trimestre de 2002, reflétant des prix réalisés des marchandises plus élevés.

Le pourcentage effectif des redevances au premier trimestre de 2003, calculé en fonction des produits tirés de la production, déduction faite des opérations de couverture, s'est élevé à 28,0 % pour le pétrole brut et à 35,3 % pour le gaz naturel. Les gains de couverture ne sont pas assujettis à des redevances et les pertes de couverture ne sont pas déduites dans le calcul des redevances.

**Autres produits**

Les autres produits sont constitués essentiellement de frais de traitement et d'épuration imputés à des tiers. Focus constate des produits liés au traitement et à l'épuration du pétrole et du gaz de tiers à ses installations de Kotcho, en Colombie-Britannique, et à ses installations de Sylvan Lake et de Golden, en Alberta. Pour le premier trimestre de 2003, les autres produits se sont chiffrés à 0,9 million de dollars, contre 0,8 million de dollars au quatrième trimestre de 2002, reflétant 0,1 million de dollars de revenus liés à l'usage des routes reçus au premier trimestre.

Les autres produits étaient plus élevés que la somme de 0,5 million de dollars constatée au premier trimestre de 2002, principalement en raison de la hausse des volumes de tiers traités aux installations de Kotcho.

**Charges de production**

Les charges de production du premier trimestre de 2003 se sont élevées à 3,36 $ par bep, contre 3,04 $ par bep au quatrième trimestre de 2002 et 3,26 $ par bep au premier trimestre de 2002. La hausse des frais d'exploitation est principalement attribuable à l'augmentation des coûts de l'énergie, de l'entretien et des produits chimiques liés aux puits et aux installations dans les régions uniquement accessibles à l'hiver.

**Convention de services techniques**

Focus a conclu avec Storm Energy Ltd. une convention de services techniques aux termes de laquelle Focus verse une somme de 350 000 $ par mois en contrepartie de l'exploitation de l'actif et de services administratifs connexes. Cet arrangement, qui prend fin le 30 juin 2003, est la seule convention transitoire conclue entre Focus Energy Trust et Storm Energy Ltd.

**Frais généraux et administratifs**

Au premier trimestre de 2003, les frais généraux et administratifs, déduction faite des recouvrements de frais d'exploitation et de capital, se sont élevés à 406 000 $, contre 591 000 $ au quatrième trimestre de 2002. Les frais généraux et administratifs du premier trimestre de 2003 comprennent une somme de 464 000 $ associée au régime de primes des hauts dirigeants, contre 413 000 $ au quatrième trimestre de 2002. La diminution des frais généraux et administratifs nets est attribuable à la hausse du recouvrement

de capital lié au rôle d'exploitant de Focus dans le programme de mise en valeur hivernal à Tommy Lakes. Les recouvrements de capital revenant à l'exploitant sont calculés en fonction d'un pourcentage du programme d'immobilisations total géré. La quasi-totalité du programme d'immobilisations de Focus est exploité par celle-ci et les projets sont menés à terme au cours de l'hiver. À ce titre, presque tous les recouvrements de capital ont lieu en hiver.

Aucune somme n'a été capitalisée en 2003 ou en 2002 au titre des frais généraux et administratifs.

| **Frais généraux et administratifs**<br>**Trois mois arrêtés aux (en milliers)** | **31 mars 2003** | 31 décembre 2002 | 31 mars 2002 |
|---|---|---|---|
| Frais généraux et administratifs bruts | **889 $** | 830 $ | 1 290 $ |
| Recouvrement des frais généraux – frais d'exploitation | **(224)** | (192) | (319) |
| Recouvrement des frais généraux – capital | **(259)** | (48) | (596) |
| Frais généraux et administratifs nets | **406 $** | 591 $ | 375 $ |
| Par bep | **0,52 $** | 0,76 $ | 0,35 $ |

### Intérêts débiteurs et frais de financement

Au premier trimestre de 2003, les intérêts débiteurs et les frais de financement se sont élevés à 396 000 $, contre 718 000 $ au quatrième trimestre de 2002, reflétant des soldes moyens de la dette sensiblement moins élevés. Au premier trimestre de 2002, les intérêts débiteurs et les frais de financement se sont élevés à 613 000 $, alors que les soldes moyens de la dette et les taux d'intérêt étaient plus élevés.

### Épuisement, amortissement et provision pour restauration et abandon des lieux

Le taux d'épuisement et d'amortissement pour le premier trimestre de 2003 et le quatrième trimestre de 2002 s'est élevé à 7,62 $ par bep. Ce taux reflète les propriétés pétrolifères et gazéifères appartenant expressément à la Fiducie et tient compte des résultats du rapport indépendant sur les réserves daté du 31 décembre 2002. Le taux d'épuisement et d'amortissement comprend une somme de 28,5 millions de dollars au titre d'investissements de capitaux futurs relatifs aux réserves prouvées indiquées dans le rapport sur les réserves. Les charges liées à l'épuisement et à l'amortissement se sont élevées à 5,9 millions de dollars au premier trimestre de 2003 et au quatrième trimestre de 2002. Les charges liées à l'épuisement et à l'amortissement constatées au premier trimestre de 2002 se sont élevées à 6,5 millions de dollars ou 6,12 $ par bep.

Pour le premier trimestre de 2003, la provision pour restauration et abandon des lieux s'est élevée à 0,2 million de dollars, soit un taux de 0,21 $ par bep, contre 0,19 $ par bep au quatrième trimestre de 2002. La hausse reflète des frais d'abandon des lieux plus élevés relativement à de nouveaux puits et infrastructures dans la région de Tommy Lakes. Les frais de restauration des lieux constatés au cours du premier trimestre de 2002 se sont élevés à 0,40 $ par bep ou 0,4 million de dollars.

Focus a établi un fonds de récupération afin de financer ses obligations futures en matière d'environnement et de récupération. Le financement est lié aux activités de la Fiducie au 31 décembre 2002, une tranche d'environ 0,2 million de dollars ayant été recueillie au premier trimestre.

**Impôts sur les bénéfices et autres impôts**

| **Trois mois arrêtés aux (en milliers)** | **31 mars 2003** | 31 décembre 2002 | 31 mars 2002 |
|---|---|---|---|
| Impôts futurs | **1 120 $** | (1 150)$ | 4 088 $ |
| Impôts exigibles | **50** | – | 479 |
| | **1 170** | (1 150) | 4 567 |
| Impôt des grandes sociétés | **205** | 249 | 111 |
| Impôts sur les bénéfices et autres impôts | **1 375 $** | (901)$ | 4 678 $ |

Au 31 mars 2003, Focus comptait un passif d'impôts futurs de 43,8 millions de dollars. Conformément à la structure de Focus, des paiements sont faits entre FET Resources Ltd. (« FET ») et Focus en vue de transférer le bénéfice et le passif d'impôts futurs de FET à chaque porteur de parts. La direction est ainsi d'avis que les paiements de FET par l'entremise de Focus auront pour effet de réduire grandement ou d'éliminer les impôts futurs. Ces paiements au cours d'une période donnée réduisent le passif d'impôts futurs inscrits précédemment par FET et sont constatés à titre de recouvrement des impôts sur les bénéfices au cours de la période durant laquelle ils sont versés.

Des changements relativement à l'impôt proposés pour les sociétés du secteur des ressources naturelles communiqués dans l'Énoncé économique et la mise à jour budgétaire 2003 du gouvernement fédéral pourraient avoir une incidence importante sur le passif d'impôts futurs actuellement constaté. Tel qu'il est indiqué dans la mise à jour budgétaire, le gouvernement fédéral propose de modifier l'imposition des revenus relatifs à des ressources de la façon suivante :

- en réduisant le taux de l'impôt des sociétés prévu en vertu des lois fédérales à l'égard du revenu provenant de ressources de 28 % à 21 % sur cinq ans, en commençant par une réduction de 1 % en 2003;
- en permettant une déduction pour les redevances provinciales et autres redevances à la Couronne courantes payées et en éliminant la déduction existante relative à des ressources;
- en éliminant l'impôt des grandes sociétés fédéral de 0,225 % du capital imposable utilisé au Canada, sur une période de cinq ans.

L'incidence de tels changements hypothétiques ne sera pas constatée avant que ces changements soient officiellement entrés en vigueur.

**Flux de trésorerie liés aux activités d'exploitation et bénéfice net**

Le total des variations des produits et des charges décrits ci-dessus ont donné lieu à une hausse du bénéfice de 1,2 million de dollars, bénéfice qui s'est chiffré à 8,0 millions de dollars au premier trimestre de 2003, contre 6,8 millions de dollars au premier trimestre de 2002.

**Dépenses en immobilisations**

| **Trois mois arrêtés aux (en milliers)** | **31 mars 2003** | 31 décembre 2002 | 31 mars 2002 |
|---|---|---|---|
| Terrains | **4 $** | 31 $ | 550 $ |
| Données sismiques | – | – | 650 |
| Forage et achèvement | **5 144** | 1 545 | 18 600 |
| Total des frais d'exploration et de mise en valeur | **5 148** | 1 576 | 19 800 |
| Installations, matériel et reconditionnements | **4 062** | 1 465 | 7 286 |
| Acquisitions | – | 605 | 20 |
| Frais d'exploration nets | **9 210** | 3 646 | 27 106 |
| Stocks sur le terrain | – | – | (140) |
| Éléments d'actif liés à l'administration | **4** | 16 | 35 |
| Dépenses en immobilisations nettes | **9 214 $** | 3 662 $ | 27 001 $ |

Pour les trois mois arrêtés au 31 mars 2003, les dépenses en immobilisations se sont élevées à 9,2 millions de dollars, en hausse de 152 % par rapport aux 3,7 millions de dollars dépensés au cours du quatrième trimestre de 2002 en raison du programme de mise en valeur hivernal 2002/2003, qui a été largement été mené à terme en 2003. Le programme de dépenses en immobilisations hivernal de Focus visait la mise en valeur de propriétés de gaz naturel à Tommy Lakes dans le nord-est de la Colombie-Britannique. Les activités de forage du premier trimestre ont donné lieu à neuf puits bruts, avec un taux de réussite de 89 %, contre sept puits bruts, avec un taux de réussite de 100 % au quatrième trimestre de 2002.

Environ 2,0 millions de dollars ont été dépensés relativement aux raccordements de puits, principalement dans la région de Tommy Lakes; de plus, environ 0,5 million de dollars ont été dépensés relativement à des reconditionnements au cours du premier trimestre de 2003.

Les dépenses en immobilisations de Storm Energy Inc. au cours du premier trimestre de 2002 reflètent les activités de croissance d'une société d'exploration et de production active. Au cours de cette période, la société a foré 16 puits nets (24 bruts) avec un taux de réussite de 74 %.

**Structure du capital et ressources financières**

Au 31 mars 2003, la Fiducie avait une insuffisance de fonds de roulement de 9,5 millions de dollars, par rapport à un fonds de roulement de 15,3 millions de dollars au 31 décembre 2002. L'insuffisance de fonds de roulement reflète la nature capitalistique du programme de la Fiducie au premier trimestre. Au 31 décembre 2002, le fonds de roulement comprenait des fonds en dépôt à court terme de 14,7 millions de dollars détenus par une filiale. Ces placements sont venus à échéance et les espèces ont été affectées à la dette à long terme au début de 2003.

Au 31 mars 2002, l'encours total de la dette s'établissait à 29,3 millions de dollars. Focus dispose d'une facilité de crédit à terme renouvelable de 70,0 millions de dollars auprès d'une institution financière canadienne, garantie par les propriétés pétrolifères et gazéifères de la Fiducie. La facilité de crédit actuelle est renouvelable jusqu'au 31 mai 2003.

La Fiducie tire profit de la retenue des espèces liées aux actions échangeables. Les porteurs d'actions échangeables ne reçoivent pas de distributions mensuelles d'espèces; ils bénéficient plutôt d'un ajustement mensuel au ratio d'échange calculé en fonction de la distribution versée sur les parts de fiducie. Au 30 avril, il y avait 5 283 208 actions échangeables en circulation. La conversion des actions échangeables en parts de fiducie est effectuée à la seule discrétion de leurs porteurs.

**Structure du capital**

| **(en milliers, sauf les données par unité et les pourcentages)** | **31 mars 2003** | 31 décembre 2002 |
|---|---|---|
| Dette à long terme | **29 250 $** | 51 801 $ |
| Moins : fonds de roulement (insuffisance) | **(9 517)** | 15 267 |
| Dette nette | **38 767 $** | 36 534 $ |
| Parts en circulation et pouvant être émises contre des actions échangeables | **29 180** | 28 966 |
| Cours à la fin de la période | **11,30 $** | 10,15 $ |
| Capitalisation boursière | **329 734 $** | 294 005 $ |
| Total de la structure du capital | **368 501 $** | 330 539 $ |
| Dette nette en pourcentage du total de la structure du capital | **11 %** | 11 % |
| Rentrées de fonds [i] | **66 861 $** | 52 946 $ |
| Dette nette par rapport aux rentrées de fonds [i] | **0,58** | 0,69 |

i) Les chiffres au 31 mars 2003 sont fondés sur les rentrées de fonds annualisées du premier trimestre. Au 31 décembre 2002, ils sont basées sur les rentrées de fonds de la Fiducie, annualisés pour la période de 131 jours.

**Distributions en espèces**

Jusqu'à maintenant en 2003, Focus a effectué des distributions en espèces de 0,515 $ par part, soit 0,11 $ par part en janvier et 0,135 $ par part en février, mars et avril. Le 10 avril 2003, Focus a déclaré des distributions mensuelles aux termes de sa politique en matière de distributions de 0,14 $ par part de fiducie payées les 15 mai, 16 juin et 15 juillet. La politique en matière de distributions prévoit la retenue d'environ 15 % à 20 % des rentrées de fonds aux fins du financement des dépenses en immobilisations en vue d'assurer la durabilité des distributions à long terme.

Focus Energy Trust annonce sa politique en matière de distributions trimestriellement. Le conseil d'administration détermine le montant réel des distributions en espèces, lequel est tributaire du prix des marchandises, des niveaux de production et du montant des dépenses en immobilisations devant être financées par les rentrées de fonds.

Les distributions en espèces imposables de la Fiducie sont attribuées aux porteurs de parts à titre de revenu ordinaire. De la distribution de 0,515 $ par part versée jusqu'à ce jour en 2003, une tranche de 0,153 $ a été accumulée relativement au calcule du revenu imposable de 2002.

Les actions échangeables de FET Resources Ltd. sont convertibles en parts de fiducie de Focus selon le ratio d'échange, qui est rajusté mensuellement afin de tenir compte de la distribution versée sur les parts de fiducie. Aucune distribution en espèces n'est versée sur les actions échangeables et les rentrées de fonds liées aux actions échangeables sont conservées par la Fiducie, qui les affecte à la réduction de la dette ou à l'augmentation des dépenses en immobilisations.

**FOCUS** ENERGY TRUST

**Q1 THREE MONTHS ENDED MARCH 31ST, 2003**

# Consolidated Highlights

Focus Energy Trust ("the Trust") is pleased to report to Unitholders its consolidated financial and operating results for the first quarter of 2003.

As Focus is the successor organization to Storm Energy Inc., information for the quarter ended March 31, 2003, along with comparative information for the quarter ended March 31, 2002, is provided. Comparative information at March 31, 2002 is for Storm Energy Inc. prior to the reorganization.

*Focus Energy Trust is a natural gas weighted energy trust created in August 2002. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength.*

| | Three Months Ended, March 31, | |
|---|---|---|
| (000s of dollars, except where indicated) | **2003** | 2002 |
| **FINANCIAL** | | |
| Oil and gas revenue, before royalties | **28,498** | 28,424 |
| Cash flow from operations | **16,715** | 17,817 |
| Per Unit – basic | **$ 0.57** | $ 0.64 |
| – diluted | **$ 0.57** | $ 0.62 |
| Net income | **7,960** | 6,793 |
| Per Unit – basic | **$ 0.27** | $ 0.24 |
| – diluted | **$ 0.27** | $ 0.24 |
| Capital expenditures, net | **9,214** | 27,001 |
| Long-term debt plus working capital | **38,767** | 74,967 |
| Common shares outstanding | | 27,845 |
| Total Trust Units – outstanding (i) | **29,180** | |
| **OPERATIONS** | | |
| Average daily production | | |
| Crude oil (bbls/d) | **2,444** | 6,241 |
| NGLs (bbls/d) | **471** | 486 |
| Natural gas (mcf/d) | **34,158** | 30,507 |
| Barrels of oil equivalent (BOE/d @ 6:1) | **8,608** | 11,811 |
| Average product prices received | | |
| Crude oil (CDN$/bbl) | **$ 50.42** | $ 32.70 |
| Hedge gain (loss) (CDN$/bbl) | **$ (4.58)** | $ 0.50 |
| NGLs (CDN$/bbl) | **$ 42.59** | $ 20.93 |
| Natural gas (CDN$/mcf) | **$ 7.81** | $ 2.85 |
| Hedge gain (loss) (CDN$/mcf) (ii) | **$ (1.97)** | $ 0.38 |
| Netback (incl. hedging) per BOE | | |
| Revenue | **$ 36.77** | $ 26.74 |
| Royalties, net of ARTC | **(12.31)** | (5.74) |
| Production expenses | **(3.36)** | (3.26) |
| Netback | **$ 21.10** | $ 17.74 |
| Wells drilled | | |
| Gross | **9.0** | 24.0 |
| Net | **3.8** | 16.0 |
| Success rate | **89%** | 74% |
| **TRUST UNIT TRADING STATISTICS** | | |
| Unit prices (based on daily closing price) | | |
| High | **$ 11.74** | |
| Low | **$ 10.05** | |
| Close | **$ 11.30** | |
| Daily average trading volume | **110,116** | |

(i) Total Trust Units being Trust Units and Exchangeable Shares converted at exchange ratio of 1.06840.
(ii) Based on hedging settlements, excludes mark-to-market amount of $(0.43) per mcf for period ended March 31, 2003.

## Highlights

- Successful completion of Tommy Lakes winter development program with 12 new producing gas wells.
- Cashflow from operations for the first quarter of 2003 of $16.7 million, or $0.57 per Unit, a 21% increase compared to the fourth quarter of 2002.
- Increase in the 2003 capital budget by $2.6 million to take advantage of natural gas opportunities.
- On April 10, 2003, Focus announced its second increase in monthly distributions, with distributions for the second quarter of 2003 set at $0.14 per Unit.

## Message to the Unitholders

We are pleased with the results of the first quarter of 2003, in particular, the successful completion of our Tommy Lakes winter drilling program. We continue to be pleasantly surprised with the performance of the Trust's asset base and its ability to provide further opportunities for us to create additional value for our Unitholders.

The Tommy Lakes 2002/2003 winter development program consisted of the drilling of eleven wells and the refracturing of six wells. We successfully completed 10 of the 11 wells drilled over the winter and subsequently tied them in along with two wells that had been drilled the previous winter. These wells came on-stream in late February or in March, allowing us to sell flush volumes at peak winter gas prices. Focus is the operator of these projects and lands, with an average working interest of 50% in the area. Significant drilling inventory and excess gas plant capacity remain at Tommy Lakes to support drilling programs of approximately the same size for the next two winter drilling seasons.

The Trust also participated in the drilling of three other wells during the quarter, which resulted in two new oil wells and one new gas well being placed on production. With respect to the balance of the year, we are expanding our capital program by $2.6 million to $14.6 million in order to take advantage of additional natural gas opportunities on our lands. These additional funds will be used for development programs in the third and fourth quarters of 2003.

Volumes for the first quarter were approximately 200 BOE per day behind our estimate due to persistent third party processing plant problems in January and February at the plant through which all of our Tommy Lakes volumes flow. These problems have been corrected and are not expected to impact production volumes on a go forward basis. We continue to forecast that volumes for 2003 will average approximately 8,400 BOE per day.

First quarter commodity prices were exceptionally strong and provided cash flow in excess of our expectations. As we anticipate that the price of crude oil may be materially lower for the remainder of the year, the cash surplus built up in the first quarter will be utilized to maintain distribution levels throughout the balance of the year, increase the capital program, or reduce debt.

**OUTLOOK**

The acquisition market in 2003 looks to be well supplied with oil and gas properties, with the estimate of assets to be sold in the $3 to $6 billion range. We continue to look for acquisition opportunities that will increase our portfolio of high-quality assets and that have material on-going development opportunities that compliment our existing asset base.

The Tommy Lakes program and the ongoing ability of our asset base to continue to provide further opportunities for us to create value for our Unitholders is a testament to the quality of the asset base which forms the foundation of the Trust. The existing inventory of development work within the Trust today allows us to be patient and disciplined in our review of acquisition opportunities.

We have been successful in attracting a group of individuals to work with us who share our enthusiasm for the business, have a passion to succeed, and exhibit a unique chemistry that provides for quick and responsive decision making.

The Trust is on a solid financial footing with an extremely low debt to cash flow ratio of 0.6 times and forecasted debt reduction associated with our Exchangeable Shares of $10 million in 2003.

With this strong foundation, experienced team and strong financial position, Focus is well positioned to take advantage of opportunities that will arise from the ongoing consolidation in the Canadian oil and gas industry, as well as to continue to surface value on its existing asset base.

Sincerely,

Derek W. Evans
*Director, President and Chief Executive Officer*

# Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") should be read in conjunction with Focus's annual MD&A and audited consolidated financial statements for the year ended December 31, 2002. Barrels of oil equivalent ("BOE") have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

**Reorganization per Plan of Arrangement Effective August 23, 2002**

On August 20, 2002 the shareholders of Storm Energy Inc. approved the Plan of Arrangement which resulted in Focus Energy Trust commencing operations on August 23, 2002. Trust operations commenced with the new legal structure and business mandate pursuant to the Trust Indenture dated July 15, 2002, and with a new management team.

The Trust retained approximately 75 percent of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe in Alberta, as well as approximately 40 percent of the working interests in the oil producing areas in the Red Earth area of northern Alberta. This represented approximately 96 percent of the natural gas production and 46 percent of the oil production of Storm Energy Inc. prior to the Plan of Arrangement.

FET Resources Ltd., a wholly owned subsidiary of Focus, owns the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002.

The financial and operating results for the three months ended March 31, 2003 reflect the operations and assets of the Trust. The financial and operating results for the three months ended March 31, 2002 reflect the operations and assets of Storm Energy Inc. before the Plan of Arrangement.

**Production Revenue**

Production volumes in the first quarter of 2003 averaged 8,608 BOE/d, two percent higher than in the fourth quarter of 2002. The natural gas volumes in the quarter were negatively impacted by third party processor operations in British Columbia. During the first quarter of 2003, Focus completed its 2002/2003 winter program at Tommy Lakes which comprised the drilling of 11 wells, refracing of six wells, and the tie-in of two wells from the prior winter drilling season. This program resulted in seven new producing wells in February and five new producing wells in March.

| **Production for the Three Months Ended** | **March 31, 2003** | December 31, 2002 | March 31, 2002 |
|---|---|---|---|
| Crude oil (bbls/d) | **2,444** | 2,469 | 6,241 |
| NGLs (bbls/d) | **471** | 464 | 486 |
| Natural gas (mcf/d) | **34,158** | 32,911 | 30,507 |
| Total (BOE/d) | **8,608** | 8,418 | 11,811 |

Compared to the first quarter of 2002, production volumes in the first quarter of 2003 were 27 percent lower primarily as a result of the transfer out of oil producing assets as per the Plan of Arrangement.

Production revenue in the first quarter of 2003 was $28.5 million, 17 percent higher than $24.4 million in the fourth quarter of 2002 reflecting both higher realized commodity prices and slightly higher production volumes. Average product prices, after hedging settlements, realized for the first quarter of 2003 were $45.84 per barrel for crude oil and $5.84 per mcf of natural gas, compared with $37.90 per barrel of crude oil and $4.83 per mcf of natural gas in the fourth quarter of 2002. Focus benefited from the significant increase in commodity prices during the first quarter of 2003, however the impact of higher prices was dampened as a result of 41 percent of crude oil volumes and 61 percent of natural gas volumes being hedged during the period.

Compared to the first quarter of 2002, production revenue was $28.4 million, essentially flat to the $28.5 million realized in the first quarter of 2003 as higher realized commodity prices offset reduced volumes. The realized product prices, after hedging adjustments, for the first quarter of 2002 were $33.20 per barrel of crude oil and $3.23 per mcf of natural gas.

**Hedging**

Focus utilizes a hedging program to manage exposure to fluctuations in commodity prices, to provide greater certainty and stability to distributions, to protect Unitholder return on investment and to help ensure profitability of specific properties or acquisitions. During periods of high commodity prices, such as those experienced in the first quarter of 2003, this may result in opportunity costs for the Trust.

Production revenue for the first quarter of 2003 would have been $8.4 million higher had the Trust been unhedged. This reported loss relates to financial instruments associated with commodity and foreign exchange contracts and compares to a net loss of $2.1 million in the fourth quarter of 2002. The first quarter hedging loss consists of $1.0 million related to crude oil and $7.4 million related to natural gas. Included in the natural gas hedging loss is $1.3 million related to a contract for a natural gas ceiling which is accounted for based on the mark to market value.

Focus currently has a combination of fixed price arrangements and collars that provide price protection on approximately 54 percent of natural gas volumes for April to December 2003 with a minimum reference price of CDN$5.69 per mcf. For April to December 2003, fixed price swaps and collars represent approximately 43 percent of expected crude oil volumes with a minimum reference price of CDN$40.55 per barrel (approximately US$ WTI $28.68). A full description of the outstanding financial instruments for commodity and foreign exchange is contained in Note 7 of the unaudited interim consolidated financial statements for the three months ended March 31, 2003. All of the commodity and foreign exchange contracts have been entered into with parties that represent minimal counterparty risk.

**Royalties**

Royalties, excluding hedging and net of Alberta royalty tax credit, as a percentage of revenue was 25.9 percent in the first quarter of 2003 consisting of 25.5 percent for crude oil and 26.4 percent for natural gas. This is slightly higher than the 24.9 percent in the fourth quarter of 2002 and 3.4 percent higher than the 22.5 percent in the first quarter of 2002 reflecting higher realized commodity prices.

The effective royalty percentage in the first quarter of 2003, based on production income after deducting hedging settlements, was 28.0 percent for crude oil and 35.3 percent for natural gas. Hedging gains do not attract royalties and hedging losses are not a reduction for royalty calculations.

### Other Income

Other income primarily consists of third party processing and treating fees. Focus earns third party treating and processing income at our facilities at Kotcho, British Columbia and at our facilities in the Sylvan Lake and Golden areas of Alberta. Other income for the first quarter of 2003 was $0.9 million compared to $0.8 million in the fourth quarter of 2002 reflecting $0.1 million of road use income received in first quarter.

Other income was higher than the $0.5 million reported in the first quarter of 2002 largely due to increased third party volumes processed at the Kotcho facilities.

### Production Expenses

Production expenses for the first quarter of 2003 were $3.36 per BOE compared to $3.04 per BOE in the fourth quarter of 2002 and $3.26 per BOE in the first quarter of 2002. The increase in operating costs is largely due to increased power costs and increased maintenance and chemical costs associated with wells and facilities in winter-only access areas.

### Technical Services Agreement

Focus has a Technical Services Agreement with Storm Energy Ltd. through which Focus receives services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. This arrangement expires on June 30, 2003. This is the only transitional agreement between Focus Energy Trust and Storm Energy Ltd.

### General and Administrative Expenses

General and administrative expenses, net of operating and capital recoveries, for the first quarter of 2003 were $406,000 compared to $591,000 for the fourth quarter of 2002. General and administrative expenses for the first quarter of 2003 include $464,000 associated with the Executive Bonus Plan, compared to $413,000 for the fourth quarter of 2002. The decrease in net general and administrative expenses results from increased capital recoveries associated with being the Operator for the winter development program at Tommy Lakes. Capital recoveries to the Operator are based on a percentage of the total capital program managed. Significantly all of the capital program of Focus is operated by Focus, and is conducted during the winter season. As such, almost all of the capital recoveries occur in the winter months.

No general and administrative expenses were capitalized in 2003 or 2002.

**General and Administrative**

| **Three Months Ended (thousands)** | **March 31, 2003** | December 31, 2002 | March 31, 2002 |
|---|---|---|---|
| Gross G&A | **$889** | $830 | $1,290 |
| Overhead recoveries – operating | **(224)** | (192) | (319) |
| Overhead recoveries – capital | **(259)** | (48) | (596) |
| Net G&A | **$406** | $591 | $375 |
| Per BOE | **$0.52** | $0.76 | $0.35 |

#### Interest and Financing Expense

Interest and financing expenses for the first quarter of 2003 were $396,000 compared to $718,000 in the fourth quarter of 2002 reflecting significantly lower average debt levels. Compared to the first quarter of 2002, interest and financing expenses were $613,000 as both average debt levels and interest rates were higher.

#### Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The depletion and depreciation rate for the first quarter of 2003 and the fourth quarter of 2002 was $7.62 per BOE. This rate reflects the specific oil and gas properties owned by the Trust and incorporates the results of the independent reserve report dated December 31, 2002. The depletion and depreciation rate includes $28.5 million of future capital investment associated with the proven reserves in the reserve report. The depletion and depreciation expense for the first quarter of 2003 and for the fourth quarter of 2002 was $5.9 million. The depletion and depreciation expense reported in the first quarter of 2002 was $6.5 million or $6.12 per BOE.

The provision for site restoration and abandonment of $0.2 million for the first quarter of 2003 represents a rate of $0.21 per BOE compared to $0.19 per BOE reported in the fourth quarter of 2002. The increase reflects higher abandonment costs associated with new wells and infrastructure in the Tommy Lakes area. The site restoration expense reported in the first quarter of 2002 was $0.40 per BOE or $0.4 million.

Focus has established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. The funding related to the operations of the Trust to December 31, 2002 of approximately $0.2 million was made in the first quarter.

**Income and Other Taxes**

| **Three Months Ended (thousands)** | **March 31, 2003** | December 31, 2002 | March 31, 2002 |
|---|---|---|---|
| Future income tax | **$1,120** | $(1,150) | $4,088 |
| Current income tax | **50** | – | 479 |
| | **1,170** | (1,150) | 4,567 |
| Large corporations tax | **205** | 249 | 111 |
| Income and other taxes | **$1,375** | $(901) | $4,678 |

At March 31, 2003, Focus has a future income tax liability of $43.8 million. Under Focus's structure, payments are made between FET Resources Ltd ("FET") and Focus transferring both income and future tax liability from FET to the individual Unitholders. Therefore it is the opinion of management that payments from FET through to Focus will greatly reduce or eliminate future income taxes. These payments in a period reduce future income tax liabilities previously recorded by FET, and are recognized as a recovery of income tax in the period incurred.

Proposed income tax changes for resource companies introduced in the Federal Government's 2003 Economic Statement and Budget Update may have a significant impact on the future income tax liability currently provided. As indicated in the Budget statement, the Federal Government proposes to change the taxation of resource income by:

- reducing the federal statutory corporate income tax rate on resource income from 28 to 21 percent over five years, beginning with a one percent reduction in 2003,
- permitting a deduction for actual provincial and other crown royalties paid and eliminating the existing resource allowance deduction, and
- eliminating the federal Large Corporations Tax (LCT) of 0.225 percent of taxable capital employed in Canada over a five-year period.

The impact of such proposed changes will not be recorded until the changes are substantively enacted.

**Cash Flow from Operations and Net Income**

The total changes in revenue and expenses outlined above resulted in an increase in earnings of $1.2 million to $8.0 million for the first quarter of 2003 compared to $6.8 million in the first quarter of 2002.

**Capital Expenditures**

| **Three Months Ended (thousands)** | **March 31, 2003** | December 31, 2002 | March 31, 2002 |
|---|---|---|---|
| Land | **$4** | $31 | $550 |
| Seismic | **–** | – | 650 |
| Drilling and completion | **5,144** | 1,545 | 18,600 |
| Total exploration and development | **5,148** | 1,576 | 19,800 |
| Facilities, equipment and workovers | **4,062** | 1,465 | 7,286 |
| Acquisitions | **–** | 605 | 20 |
| Net operations | **9,210** | 3,646 | 27,106 |
| Field inventory | **–** | – | (140) |
| Administration assets | **4** | 16 | 35 |
| Net capital expenditures | **$9,214** | $3,662 | $27,001 |

For the three months ended March 31, 2003 capital expenditures were $9.2 million up 152 percent from the $3.7 million expended in the fourth quarter of 2002 as a result of the 2002/2003 winter development program mostly being conducted in 2003. The winter capital program of Focus was focused on development of natural gas properties at the Tommy Lakes property in northeast British Columbia. First quarter drilling activity amounted to nine gross wells with a success rate of 89 percent compared to seven gross wells with a 100 percent success rate in the fourth quarter of 2002.

Approximately $2.0 million was spent on well tie-ins primarily in the Tommy Lakes area and approximately $0.5 million was spent on workovers in the first quarter of 2003.

Capital expenditures of Storm Energy Inc. in the first quarter of 2002 reflect the growth activities of an active exploration and production company. During this time, the Company drilled 16 net wells (24 gross) with a success rate of 74 percent.

**Capitalization and Financial Resources**

As at March 31, 2003 the Trust had a working capital deficiency of $9.5 million compared with working capital of $15.3 million as at December 31, 2002. The working capital deficiency reflects the capital intensive nature of our program in the first quarter. Working capital at December 31, 2002 included $14.7 million of short-term funds on deposit held by a subsidiary. These investments matured and the cash was applied to the long-term debt early in 2003.

Bank debt outstanding at March 31, 2002 was $29.3 million. Focus has a $70.0 million revolving term credit facility with a Canadian financial institution, secured by the Trust's oil and gas properties. The current credit facility revolves until May 31, 2003.

The Trust benefits from the retention of cash related to Exchangeable Shares. The holders of Exchangeable Shares do not receive monthly cash distributions, but instead have an adjustment each month to the Exchange Ratio based on the distribution paid on Trust Units. At April 30th, there were 5,283,208 Exchangeable Shares outstanding. The conversion of Exchangeable Shares into units is at the sole discretion of the holders of the Exchangeable Shares.

**Capitalization Table**

| **(thousands except per unit and percent amounts)** | **March 31, 2003** | December 31, 2002 |
|---|---|---|
| Long-term debt | **$ 29,250** | $ 51,801 |
| Less: Working capital (deficiency) | **(9,517)** | 15,267 |
| Net debt | **$ 38,767** | $ 36,534 |
| Units outstanding and issuable for Exchangeable Shares | **29,180** | 28,966 |
| Market price at end of period | **$ 11.30** | $ 10.15 |
| Market capitalization | **$ 329,734** | $ 294,005 |
| Total capitalization | **$ 368,501** | $ 330,539 |
| Net debt as a percentage of total capitalization | **11%** | 11% |
| Cash flow (i) | **$ 66,861** | $ 52,946 |
| Net debt to cash flow (i) | **0.58** | 0.69 |

(i) March 31, 2003 is based on first quarter cash flow annualized. December 31, 2002 is based on the cash flow of the Trust for the 131 day period annualized.

**Cash Distributions**

Focus has distributed cash flow of $0.515 per unit to date in 2003 being $0.11 per unit in January and $0.135 per unit in each of February, March and April. On April 10, 2003, Focus announced a distribution policy of monthly distributions of $0.14 per trust unit on each of May 15, June 16 and July 15. The distribution policy incorporates the withholding of approximately 15 to 20 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long term.

Focus Energy Trust announces its distribution policy on a quarterly basis, and the actual amount of the cash distribution is dependent on the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow as determined by the Board of Directors.

Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income. Of the $0.515 per unit distributed to date in 2003, $0.153 was accrued in the calculation of 2002 taxable income.

The Exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

# Consolidated Balance Sheets

| | March 31, 2003 | December 31, 2002 |
|---|---|---|
| **ASSETS** | **(Unaudited)** | (Notes 1 and 3) |
| **Current assets** | | |
| Cash and cash equivalents | **$ 6,477** | $ 14,705,034 |
| Accounts receivable | **28,222,240** | 24,485,558 |
| Prepaid expenses | **888,261** | 1,081,605 |
| | **29,116,978** | 40,272,197 |
| **Capital assets** | **161,609,331** | 158,299,726 |
| **Reclamation fund** | **200,000** | – |
| | **$190,926,309** | $ 198,571,923 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | **$ 32,787,009** | $ 19,805,189 |
| Cash distributions payable | **3,161,974** | 3,846,991 |
| Commodity contract | **2,685,205** | 1,353,067 |
| | **38,634,188** | 25,005,247 |
| **Long-term debt** [note 4] | **29,250,000** | 51,801,000 |
| **Provision for site restoration and abandonment** | **2,506,428** | 2,343,734 |
| **Future income taxes** | **43,753,589** | 42,633,486 |
| | **114,144,205** | 121,783,467 |
| **UNITHOLDERS' EQUITY** | | |
| Unitholders' capital [note 5] | **34,899,870** | 33,908,902 |
| Exchangeable shares [note 5] | **8,775,427** | 9,628,379 |
| Accumulated income | **52,308,068** | 44,348,355 |
| Accumulated cash distributions | **(19,201,261)** | (11,097,180) |
| | **76,782,104** | 76,788,456 |
| | **$190,926,309** | $ 198,571,923 |

*See Notes to Consolidated Financial Statements*

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

# Consolidated Statements of Income and Accumulated Earnings (unaudited)

| | Three Months Ended, March 31, 2003 | 2002 |
|---|---|---|
| **Revenue** | | (Note 1) |
| Production revenue | $ 28,497,614 | $ 28,423,971 |
| Royalties | (9,539,413) | (6,103,768) |
| Facility income | 854,525 | 539,147 |
| Interest income | 41,874 | – |
| | 19,854,600 | 22,859,350 |
| **Expenses** | | |
| Production | 2,600,477 | 3,463,828 |
| Technical services agreement | 1,050,000 | – |
| General and administrative | 405,694 | 375,170 |
| Interest and financing | 396,187 | 612,642 |
| Depletion and depreciation | 5,904,404 | 6,509,852 |
| Provision for site restoration and abandonment | 162,694 | 426,866 |
| | 10,519,456 | 11,388,358 |
| **Income before income and other taxes** | 9,335,144 | 11,470,992 |
| **Income and other taxes** | | |
| Future income tax expense | (1,120,103) | (4,087,535) |
| Current and large corporations tax | (255,328) | (590,327) |
| | (1,375,431) | (4,677,862) |
| **Net income for the period** | 7,959,713 | 6,793,130 |
| **Accumulated income, beginning of period** | 44,348,355 | 51,676,090 |
| **Accumulated income, end of period** | $ 52,308,068 | $ 58,469,220 |
| **Net income per Unit** | | |
| Basic | $ 0.27 | $ 0.24 |
| Diluted | $ 0.27 | $ 0.24 |

# Consolidated Statements of Cash Flows
(unaudited)

| | Three Months Ended, March 31, | |
|---|---|---|
| | **2003** | 2002 |
| **Operating activities** | | (Note 1) |
| Net income for the period | **$ 7,959,713** | $ 6,793,130 |
| Add non-cash items: | | |
| Non-cash general and administrative expenses | **231,804** | – |
| Unrealized loss on commodity contract | **1,332,138** | – |
| Depletion and depreciation | **5,904,404** | 6,509,852 |
| Provision for site restoration and abandonment | **167,023** | 426,866 |
| Future income tax expense | **1,120,103** | 4,087,535 |
| **Cash flow from operations** | **16,715,185** | 17,817,383 |
| Actual site restoration paid | **(4,329)** | – |
| Net change in non-cash working capital items | **10,105,317** | (1,859,319) |
| | **26,816,173** | 15,958,064 |
| **Financing activities** | | |
| Proceeds from exercise of stock options | – | 207,503 |
| Increase (decrease) in long term debt | **(22,551,000)** | 10,920,441 |
| Cash distributions | **(8,789,098)** | – |
| | **(31,340,098)** | 11,127,944 |
| **Investing activities** | | |
| Capital asset additions | **(9,214,009)** | (27,001,315) |
| Reclamation fund contributions | **(200,000)** | – |
| Net change in non-cash working capital items | **(760,623)** | (84,693) |
| | **(10,174,632)** | (27,086,008) |
| **Increase in cash and cash equivalents during the period** | **(14,698,557)** | – |
| Cash and cash equivalents, beginning | **14,705,034** | – |
| **Cash and cash equivalents, ending** | **$ 6,477** | $ – |

# Notes to Consolidated Financial Statements

March 31, 2003 and 2002 (unaudited)

**NOTE 1 STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION**

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a wholly-owned subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

Prior to the implementation of the Plan of Arrangement on August 23, 2002, the consolidated financial statements included the accounts of the Storm Energy Inc. and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc. The consolidated financial statements of Focus Energy Trust include the accounts of the Trust, its subsidiaries (the Company and FET Gas Production Ltd.), and its share of a partnership. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and, except as outlined below, are consistent with the accounting policies set out in the 2002 Annual Report of Focus Energy Trust.

**NOTE 2 SUMMARY OF ACCOUNTING POLICIES**

These interim financial statements follow the same accounting policies as the most recent annual financial statements. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2002 Annual Report.

**NOTE 3 TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT**

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd. certain assets on August 23, 2002 being producing and exploratory oil and gas properties, administrative assets and working capital, and an allocation of long term debt. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

| | |
|---|---|
| Petroleum and natural gas properties and equipment | $ 49,739,821 |
| Office furniture and equipment | 348,714 |
| Leasehold improvements | 37,454 |
| Net working capital | 1,575,566 |
| Future income tax asset | 191,551 |
| Total assets transferred | 51,893,106 |
| Long term debt | 24,292,399 |
| Provision for site restoration and abandonment | 1,067,731 |
| Net assets transferred and reduction in retained earnings | $ 26,532,976 |

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

**NOTE 4 LONG-TERM DEBT**

The Company has a revolving term facility with a Canadian financial institution. The Company has $70 million available under this facility. Advances bear interest at the bank's prime rate. The facility is subject to annual review by the bank and if certain conditions are not met the facility becomes a two year term loan with the first repayment due within 366 days. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

## NOTE 5 UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

| **Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)** | Number of Units | Consideration |
|---|---|---|
| Trust Units outstanding (i) *(see (a) below)* | 23,422,028 | $34,899,870 |
| Trust Units issuable on conversion of Exchangeable Shares (ii) *(see (b) below)* | 5,757,787 | 8,775,427 |
| Balance as at March 31, 2003 | 29,179,815 | $43,675,297 |

i. An unlimited number of Trust Units may be issued pursuant to the Trust Indenture.
ii. The exchange ratio at March 31, 2003 was 1.06840 Trust Units for each Exchangeable Share.

| **(a) Trust Units of Focus Energy Trust** | Number of Units | Consideration |
|---|---|---|
| Balance as at December 31, 2002 | 22,804,905 | $33,908,902 |
| Issued on conversion of Exchangeable Shares (i) | 603,283 | 852,952 |
| Issued pursuant to the Executive Bonus Plan (ii) | 13,840 | 138,016 |
| Balance as at March 31, 2003 | 23,422,028 | $34,899,870 |

i. Issued on conversion of Exchangeable Shares with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.
ii. Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

| **(b) Exchangeable Shares of FET Resources Ltd.** | Number of Shares | Consideration |
|---|---|---|
| Balance as at December 31, 2002 | 5,964,335 | $9,628,379 |
| Exchanged for Trust Units (i) | (575,167) | (852,952) |
| Balance as at March 31, 2003 | 5,389,168 | $8,775,427 |

i. Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to March 31, 2003, a total of 575,167 Exchangeable Shares were converted into 603,283 Trust Units at exchange ratios prevailing at the time. The exchange ratio at the time of issuance on August 23, 2002 was one Trust Unit for each Exchangeable Share. At March 31,2003, the exchange ratio was 1.06840 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

## NOTE 6 TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Rights Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares.

The initial exercise price of rights granted under the Rights Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

| | Number of Rights | Weighted Average Exercise Price |
|---|---|---|
| Granted | 360,000 | $ 9.81 |
| Reduction of exercise price | | (0.61) |
| Balance as at March 31, 2003 | 360,000 | $ 9.20 |

A summary of the plan as at March 31, 2003 is as follows:

| Exercise Price at Grant Date | Adjusted Exercise Price | Number of Rights Outstanding | Remaining Contractual Life of Right (years) | Number of Rights Exercisable |
|---|---|---|---|---|
| $ 9.62 | $ 8.91 | 280,000 | 4.44 | – |
| $ 10.10 | $ 9.72 | 40,000 | 4.72 | – |
| $ 10.87 | $ 10.74 | 40,000 | 4.87 | – |
| $ 9.81 | $ 9.20 | 360,000 | 4.52 | – |

The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost, if any, over the vesting period. As the exercise price of the rights granted approximates the market price of the Trust Units at the date of grant, no compensation cost has been recognized in the statement of income.

As previously stated, the exercise price of the rights granted under the Rights Plan may be reduced in future periods in accordance with the terms of the Rights Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, the purchase and sale of capital assets, and debt repayment. Therefore, it is not possible to determine a fair value for the rights granted under the Rights Plan.

As it is not possible to determine the fair value of rights granted under the Rights Plan, compensation cost for pro forma disclosure purposes has been determined based on the amount that the market price of the Trust Units exceeds the exercise price at the date of the financial statements. For the quarter ended March 31, 2003, net income would be reduced by approximately $439,000 or $0.01 per Trust Unit for the estimated compensation cost associated with the Rights Plan.

## NOTE 7 FINANCIAL INSTRUMENTS

The following contracts were outstanding at March 31, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $9,146,985.

| **Commodity Contracts** | Daily Quantity | Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Crude oil – fixed price | 700 bbls | $39.80 | Cdn | WTI | October 2002 – August 2003 |
| | 300 bbls | $39.90 | Cdn | WTI | October 2002 – August 2003 |
| | 500 bbls | $41.80 | Cdn | WTI | September 2003 – August 2004 |
| Crude oil – costless collar | 500 bbls | $41.00-63.00 | Cdn | WTI | April 2003 |
| | 500 bbls | $41.00-58.85 | Cdn | WTI | May 2003 |
| | 500 bbls | $41.00-55.35 | Cdn | WTI | June 2003 |
| | 500 bbls | $41.00-52.70 | Cdn | WTI | July 2003 |
| | 500 bbls | $41.00-50.25 | Cdn | WTI | August 2003 |
| Natural gas – | 3,000 MMBTU | $5.02 | Cdn | Sumas | October 2002 – October 2003 |
| fixed price | 7,000 MMBTU | $5.18 | Cdn | Sumas | November 2002 – October 2003 |
| Natural Gas – | 5,000 GJ | $5.56-6.75 | Cdn | AECO | April 2003 – October 2003 (excl July) |
| costless collar | 6,420 GJ | $5.75-8.03 | Cdn | AECO | November 2003 – March 2004 |
| Natural Gas – floor (i) | 8,420 GJ | $4.75 | Cdn | AECO | April 2003 – October 2003 |

i. related to ceiling described below.

The following natural gas ceiling commodity contract is recorded on a mark to market basis as the contract does represent an effective hedge. A liability of $2,685,205 is recorded on the consolidated balance sheet at March 31, 2003:

| **Commodity Contract** | Daily Quantity | Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Natural gas – ceiling | 8,420 GJ | $4.90 | Cdn | AECO | April 2003 – October 2003 |

In addition to the financial contracts described above, the Trust has a physical contract to sell 5,000 MMBTU of natural gas per day at Sumas for $8.21 per MMBTU for the period of November 2003 to March 2004.

## NOTE 8 PER UNIT AMOUNTS

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Net income per unit is as follows:

| | | **2003** | | 2002 |
|---|---|---|---|---|
| Basic | **$** | **0.27** | $ | 0.24 |
| Diluted | **$** | **0.27** | $ | 0.24 |

i Basic per unit calculations are based on the weighted average number of Trust Units outstanding in 2003 of 29,105,710 for the period January 1 to March 31 (27,826,225 common shares in 2002) which includes outstanding Exchangeable Shares converted at the quarter-end exchange ratio.

ii Diluted calculations include additional Trust Units in 2002 of 59,969 for the period January 1 to March 31 (1,075,026 additional shares in 2002) for the dilutive impact of the Rights Plan (stock option plan in 2002). There were no adjustments to net income in calculating dilutive per unit amounts.

# Corporate Information

**SENIOR MANAGEMENT**

Derek W. Evans
*President and C.E.O.*

William D. Ostlund
*Vice President, Finance and C.F.O.*

Dennis M. Lawrence
*Vice President, Engineering*

David W. Sakal
*Vice President, Operations*

A. Kim Schoenroth
*Controller*

Grant A. Zawalsky
*Corporate Secretary*

**DIRECTORS**

Matthew J. Brister (3) (4)
John A. Brussa (2) (3) (5)
Stuart G. Clark (1) (2)
Derek W. Evans
Gerry A. Romanzin (2) (4) (5)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

**HEAD OFFICE**

Suite 3250, 205 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V7
Tel: (403) 781-8409
Fax: (403) 781-8408
www.focusenergytrust.com

**STOCK EXCHANGE LISTING**

TSX Listings:
Focus Energy Trust: **FET.UN**

FET Resources Ltd.: **FTX**
(Exchangeable Shares)

**SOLICITORS**

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

**AUDITORS**

KPMG LLP
Calgary, Alberta

**BANKERS**

C.I.B.C., Oil & Gas Group
Calgary, Alberta

**ENGINEERING CONSULTANTS**

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

**REGISTRAR & TRANSFER AGENT**

Valiant Trust Company
Calgary, Alberta

**FOR FURTHER INFORMATION CONTACT:**

Derek W. Evans
*President and Chief Executive Officer*
Tel: (403) 781-8405

William D. Ostlund
*Vice President,*
*Finance and Chief Financial Officer*
Tel: (403) 781-8406

**FORWARD LOOKING INFORMATION**

Corporate information provided herein contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by Focus at the time of preparation, may be proven to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. There is no representation by Focus that the actual results achieved during the forecast period will be the same in whole or in part as those forecast.

VALIANT
*Trust Company*

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

May 27, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

**Re: Focus Energy Trust**
**Mailing of First Quarter Report**
**to Registered Unitholders**

As the mailing agent for Focus Energy Trust, we are pleased to confirm the mailing of the first quarter report for the period ended March 31, 2003, to each of the Registered Unitholders of the subject corporation on **May 27, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Focus Energy Trust
Attn: Mr. Bill Ostlund

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF INTERIM MAILING TO THE |
| OF | ) | UNITHOLDERS OF **FOCUS ENERGY TRUST** |
| ALBERTA | ) | ("TRUST"). |

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 27, 2003** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF UNITS OF THE TRUST;**

   **(a) a copy of the FIRST QUARTER REPORT FOR THE PERIOD ENDED MARCH 31, 2003 marked EXHIBIT "A" and identified by me.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF )
CALGARY IN THE PROVINCE OF ALBERTA )
THIS 27TH DAY OF MAY 2003. )
)
)
)

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR
THE PROVINCE OF ALBERTA
My commission expires on November 15, 2003.

"Cheryl Dahlager"
CHERYL DAHLAGER

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
(514) 878-8803
paul.dingle@fmc-law.com
601934-227

Le 16 juin 2003

**Via SEDAR**
Madame Josée Deslauriers
*Directrice des marché des capitaux*
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

**Objet : Focus Energy Trust**
**Projet n° 00545514**

Madame,

Au nom de Focus Energy Trust, nous déposons la version française des états financiers intermédiaires au 31 mars 2003, qui sont intégrés par renvoi au prospectus simplifié provisoire daté du 6 juin 2003.

Le présent dépôt complète le dépôt effectué le 28 mai 2003 par Burnet Duckworth & Palmer LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

PFD/nc
0616032.pdf

## Fais saillants consolidés

Focus Energy Trust (la « Fiducie ») est heureuse de faire part de ses résultats financiers consolidés et de ses résultats d'exploitation aux porteurs de parts pour le premier trimestre de 2003.

Puisque Focus est la société remplaçante de Storm Energy Inc., les renseignements pour le trimestre arrêté au 31 mars 2003 et les renseignements comparatifs pour le trimestre arrêté au 31 mars 2002 sont fournis. Les renseignements comparatifs au 31 mars 2002 sont fournis pour Storm Energy Inc. avant la réorganisation.

| (en milliers de dollars, sauf indication contraire) | Trois mois arrêtés au 31 mars 2003 | 2002 |
|---|---|---|
| **Résultats financiers** | | |
| Produits tirés du pétrole et du gaz, avant les redevances | **28 498** | 28 424 |
| Flux de trésorerie liés aux activités d'exploitation | **16 715** | 17 817 |
| Par part – de base | **0,57 $** | 0,64 $ |
| dilué | **0,57 $** | 0,62 $ |
| Bénéfice net | **7 960** | 6 793 |
| Par part – de base | **0,27 $** | 0,24 $ |
| dilué | **0,27 $** | 0,24 $ |
| Dépenses en immobilisations, montant net | **9 214** | 27 001 |
| Dette à long terme majorée du fonds de roulement | **38 767** | 74 967 |
| Actions ordinaires en circulation | | 27 845 |
| Total des parts de fiducie – en circulation i) | **29 180** | |
| **Résultats d'exploitation** | | |
| Production moyenne quotienne | | |
| Pétrole brut (b/j) | **2 444** | 6 241 |
| LGN (b/j) | **471** | 486 |
| Gaz naturel (kpi$^3$/j) | **34 158** | 30 507 |
| Baril équivalent pétrole (Bep/j à raison de 6:1) | **8 608** | 11 811 |
| Prix moyens des produits réalisés | | |
| Pétrole brut ($ CA/b) | **50,42 $** | 32,70 $ |
| Gain (perte) de couverture ($ CA/b) | **(4,58) $** | 0,50 $ |
| LGN ($ CA/b) | **42,59 $** | 20,93 $ |
| Gaz naturel ($ CA/ kpi$^3$) | **7,81 $** | 2,85 $ |
| Gain (perte) de couverture ($ CA/ kpi$^3$) ii) | **(1,97) $** | 0,38 $ |
| Revenu net (y compris la couverture) par bep | | |
| Produits | **36,77 $** | 26,74 $ |
| Redevances, déduction faite du CAR | **(12,31)** | (5,74) |
| Frais de production | **(3,36)** | (3,26) |
| Revenu net | **21,10 $** | 17,74 $ |
| Puits forés | | |
| Montant brut | **9,0** | 24,0 |
| Montant net | **3,8** | 16,0 |
| Taux de réussite | **89%** | 74 % |
| **Statistiques de négociation des parts de fiducie** | | |
| Prix des parts de fiducie (en fonction du cours de clôture quotidien) | | |
| Haut | **11,74 $** | |
| Bas | **10,05 $** | |
| Cours de clôture | **11,30 $** | |
| Volume moyen de titres négociés | **110 116** | |

i) Le total des parts de fiducie regroupe les parts de fiducie et les actions échangeables converties selon le ratio d'échange de 1,06840.

ii) En fonction des règlements de couvertures, compte non tenu du montant selon l'évaluation du prix du marché de (0,43)$ par kpi$^3$ pour la période arrêtée au 31 mars 2003.

## Faits saillants

- Achèvement fructueux du programme de mise en valeur de la saison hivernale à Tommy Lakes qui a donné lieu à la création de 12 nouveaux puits producteurs de gaz naturel.
- Pour le premier trimestre de 2003, les flux de trésorerie liés aux activités d'exploitation se sont chiffrés à 16,7 millions de dollars, soit 0,57 $ par part, une hausse de 21 % par rapport aux flux obtenus au quatrième trimestre de 2002.
- En 2003, une hausse de 2,6 millions de dollars du budget d'investissement pour profiter des occasions d'affaires en matière de gaz naturel.
- Le 10 avril 2003, Focus a annoncé une deuxième hausse des distributions mensuelles, les distributions du deuxième trimestre de 2003 étant établies à 0,14 $ par part.

## Message aux porteurs de parts

Nous sommes heureux des résultats obtenus au premier trimestre de 2003, tout particulièrement de la réussite du programme de forage hivernal à Tommy Lakes. Nous continuons d'être agréablement surpris du rendement de l'actif de la Fiducie et de sa capacité de nous offrir de nouvelles occasions pour créer une valeur supplémentaire pour nos porteurs de parts.

Le programme de mise en valeur de Tommy Lakes 2002/2003 visait le forage de onze puits et la refracturation de six puits. Au total, dix des 11 puits forés ont été complétés au cours de l'hiver et ont été raccordés à deux puits qui avaient été forés au cours de l'hiver précédent. Ces puits sont entrés en fonction à la fin de février ou au début de mars, permettant ainsi à la Fiducie de vendre la totalité des volumes aux prix maximums hivernaux du gaz. Focus exploite ces terrains et gère ces projets; la société détient des intérêts économiques directs de 50 % dans la région. Des stocks de forage importants et une capacité excédentaire des usines à gaz demeurent à Tommy Lakes afin de soutenir des programmes de forage de taille sensiblement équivalente pour les deux prochaines saisons de forage hivernal.

La Fiducie a également participé au forage de trois autres puits au cours du trimestre, ce qui a donné lieu à l'ajout en termes de production de deux nouveaux puits de pétrole et de un nouveau puit de gaz. En ce qui concerne le reste de l'exercice, nous élargissons notre programme de dépenses en immobilisations de 2,6 millions de dollars pour le porter à 14,6 millions de dollars, afin de profiter de nouvelles occasions en matière de gaz naturel sur nos terrains. Ces fonds supplémentaires seront utilisés dans les programmes de mise en valeur au cours des troisième et quatrième trimestres de 2003.

Au premier trimestre, les volumes se sont chiffrés à environ 200 bep/jour en deçà de notre évaluation, en raison des problèmes persistants de traitement chez des tiers, en janvier et en février, à l'usine où la totalité des volumes de Tommy Lakes sont traités. Ces problèmes ont été corrigés et ne devraient pas avoir une incidence sur les volumes de production à l'avenir. Nous continuons de croire que les volumes de 2003 s'élèveront en moyenne à 8 400 bep/jour.

Au premier trimestre, les prix des marchandises étaient exceptionnellement élevés et ont permis de recueillir des flux de trésorerie plus élevés que ceux qui avaient été prévus. Étant donné que nous anticipons que le prix du pétrole brut pourrait être beaucoup plus faible pour le reste de l'exercice, l'excédent de trésorerie accumulé au premier trimestre sera utilisé pour maintenir le niveau de distributions pour le reste de l'exercice, rehausser le programme de dépenses en immobilisations ou réduire la dette.

**Perspectives**

Le marché d'acquisition en 2003 semble compter plusieurs propriétés pétrolifères et gazéifères, les actifs à vendre s'élevant approximativement entre 3 milliards de dollars et 6 milliards de dollars. Nous continuons de rechercher les occasions d'acquisition qui nous permettrons d'accroître notre portefeuille d'actifs de haute qualité et qui représentent des occasions de mise en valeur continues importantes qui complètent notre actif existant.

Le programme Tommy Lakes et la capacité que nous offre toujours notre actif de générer de la valeur pour nos porteurs de parts attestent de la qualité des actifs qui sont à la base de la Fiducie. La série de travaux d'accès actuellement en cours de la Fiducie nous permettent d'être patients et disciplinés dans notre évaluation d'occasions d'acquisition.

Nous avons pu embaucher un groupe de personnes qui partagent notre enthousiasme pour le domaine, qui ont une passion pour le succès et qui démontrent les qualités nécessaires pour la prise de décision rapide et efficace.

La situation financière de la Fiducie est fort solide, ayant un ratio dette/flux de trésorerie très bas à 0,6 fois et une réduction de la dette prévue associée à ses actions échangeables de 10 millions de dollars en 2003.

Grâce à cette base solide, à son équipe d'expérience et à sa situation financière heureuse, Focus est en mesure de saisir les occasions qui se présenteront en raison de la consolidation continue du secteur pétrolier et gazier canadien, et de continuer de dégager une valeur de son actif existant.

Salutation distinguées,

Administrateur, président et chef de la direction,

(signé) Derek W. Evans

## Analyse par la direction

L'analyse par la direction doit être lue à la lumière de l'analyse par la direction annuelle de Focus ainsi que des états financiers consolidés vérifiés pour l'exercice terminé le 31 décembre 2002. Les montants par baril équivalent de pétrole (« bep ») ont été calculés à raison de six mille pieds cubes de gaz naturel par baril de pétrole.

## Réorganisation aux termes d'un plan d'arrangement daté du 23 août 2002

Le 20 août 2002, les actionnaires de Storm Energy Inc. ont approuvé le plan d'arrangement qui a donné lieu à l'entrée en activité de Focus Energy Trust le 23 août 2002. La Fiducie est entrée en activité dotée d'une nouvelle structure légale et d'un nouveau mandat d'affaires aux termes d'un acte de fiducie daté du 15 juillet 2002, sous la régie d'une nouvelle équipe de gestion.

La Fiducie a conservé environ 75 % de l'actif appartenant précédemment à Storm Energy Inc. Cet actif comprenait la totalité des intérêts économiques directs dans des biens productifs de gaz naturel dans les zones Tommy Lakes et Kotcho-Cabin, dans le nord-est de la Colombie-Britannique, les biens productifs de gaz naturel situés à Sylvan Lake et Pouce Coupe en Alberta, de même qu'environ 40 % des intérêts économiques directs dans les biens productifs de pétrole dans la zone Red Earth, dans le nord de l'Alberta. Cela représente environ 96 % de la production de gaz naturel et 46 % de la production de pétrole de Storm Energy Inc. avant le plan d'entente.

FET Resources Ltd., filiale en propriété exclusive de Focus et propriétaire des propriétés pétrolifères et gazéifères, est également la société remplaçante sur le plan légal de Storm Energy Inc. Le transfert des actifs à Storm Energy Ltd. le 23 août 2002 représentait une opération entre apparentés à l'époque, et elle a été constatée à la valeur comptable nette. Les états financiers de Focus Energy Trust sont présentés aux termes de la méthode de la continuité des intérêts communs et comprennent les résultats financiers de Storm Energy Inc. au 22 août 2002.

Les résultats financiers et les résultats d'exploitation pour les trois mois arrêtés au 31 mars 2003 reflètent les activités et les actifs de la Fiducie. Les résultats financiers et les résultats d'exploitation pour les trois mois arrêtés au 31 mars 2002 reflètent les activités et les actifs de Storm Energy Inc. avant le plan d'arrangement.

## Produits tirés de la production

Les volumes de production pour le premier trimestre de 2003 s'élevaient en moyenne à 8 608 bep/j, supérieurs de 2 % à ceux du quatrième trimestre de 2002. Les volumes de gaz naturel produits au cours du trimestre ont subi l'incidence négative des activités de traitement de tiers en Colombie-Britannique. Au cours du premier trimestre de 2003, Focus a complété son programme hivernal 2002/2003 à Tommy Lakes qui comprenait le forage de 11 puits, la refracturation de six puits et le raccordement de deux puits forés au cours de la saison de forage hivernal antérieure. Ce programme a donné lieu à l'entrée en fonction de sept nouveaux puits producteurs en février et de cinq en mars.

| Production des trois mois arrêtés aux | 31 mars 2003 | 31 décembre 2002 | 31 mars 2002 |
|---|---|---|---|
| Pétrole brut (b/j) | **2 444** | 2 469 | 6 241 |
| LGN (b/j) | **471** | 464 | 486 |
| Gaz naturel (kpi$^3$/j) | **34 158** | 32 911 | 30 507 |
| Total (bep/j) | **8 608** | 8 418 | 11 811 |

Par rapport aux volumes constatés au premier trimestre de 2002, les volumes de production du premier trimestre de 2003 étaient inférieurs de 27 % principalement en raison de la cession des biens productifs de pétrole aux termes du plan d'arrangement.

Au cours du premier trimestre de 2003, les produits tirés de la production se sont élevés à 28,5 millions de dollars, soit 17 % de plus que les 24,4 millions de dollars constatés au quatrième trimestre de 2002, ce qui reflète des prix des marchandises réalisés plus élevés et des volumes de production légèrement plus importants. Les prix moyens réalisés des produits au cours du premier trimestre de 2003, compte tenu des opérations de couverture, se sont élevés à 45,84 $ par baril de pétrole brut et à 5,84 $ par kpi$^3$ de gaz naturel, contre 37,90 $ par baril de pétrole brut et 4,83 $ par kpi$^3$ de gaz naturel au quatrième trimestre de 2002. Focus a bénéficié de la hausse significative des prix des marchandises au cours du premier trimestre de 2003; par contre, l'incidence des prix plus élevés a été contrebalancée quelque peu en raison de la couverture de 41 % des volumes de pétrole brut et de 61 % des volumes de gaz naturel au cours de la période.

Par rapport aux produits constatés au premier trimestre de 2002, les produits tirés de la production se sont élevés à 28,4 millions de dollars, montant presque identique aux 28,5 millions de dollars constatés au premier trimestre de 2003, alors que les prix réalisés des marchandises plus élevés ont contrebalancé les volumes moins élevés. Les prix réalisés des produits, compte tenu des opérations de couverture, se sont élevés à 33,20 $ par baril de pétrole brut et à 3,23 $ par kpi$^3$ de gaz naturel pour le premier trimestre de 2002.

**Politique de couverture**

Focus a recours à un programme de couverture pour gérer les risques liés à la fluctuation des prix des marchandises, pour assurer les versements des distributions et leur stabilité, pour protéger le rendement du capital investi par les porteurs de parts et pour assurer la rentabilité de certaines propriétés ou acquisitions. Au cours de périodes où les prix des marchandises sont élevés, comme ceux constatés au cours du premier trimestre de 2003, la Fiducie peut avoir à défrayer des coûts de renonciation.

Les produits tirés de la production pour le premier trimestre de 2003 auraient été supérieurs de 8,4 millions de dollars si la Fiducie n'avait pas été couverte. La perte inscrite se rapporte à des instruments financiers liés aux contrats sur marchandises et de change, par rapport à une perte de 2,1 millions de dollars au quatrième trimestre de 2002. La perte de couverture du premier trimestre est constituée de 1,0 million de dollars lié au pétrole brut et de 7,4 millions de dollars liés au gaz naturel. La perte de couverture liée au gaz naturel comprend une somme de 1,3 million de dollars liée à un contrat à taux plafond qui est évalué selon la valeur du marché.

Focus dispose actuellement de contrats à prix fixe et de tunnels qui lui assurent une protection des prix à l'égard d'environ 54 % de sa production de gaz naturel pour la période d'avril à décembre 2003 à un prix de référence minimum de 5,69 $ CA par kpi$^3$. Pour la période allant d'avril à décembre 2003, les swaps à prix fixe et les tunnels représentent environ 43 % des volumes de pétrole brut prévus, au prix de référence minimum de 40,55 $ CA par baril (environ 28,68 $ US selon le WTI). La note 7 afférente aux états financiers consolidés intermédiaires non vérifiés pour les trois mois arrêtés au 31 mars 2003 offre une

description complète des instruments financiers en circulation relativement aux marchandises et au change. Tous les contrats sur marchandises et de devises ont été conclus avec des parties qui représentent un risque minimal de contrepartie.

**Redevances**

Les redevances, compte non tenu de la couverture et du crédit d'impôt de l'Alberta au titre des redevances, en pourcentage des produits, se sont établies à 25,9 % au premier trimestre de 2003, soit 25,5 % pour le pétrole brut et 26,4 % pour le gaz naturel. Les redevances sont légèrement supérieures à celles obtenues au quatrième trimestre de 2002, à 24,9 %, et elles sont supérieures de 3,4 % aux 22,5 % obtenus au premier trimestre de 2002, reflétant des prix réalisés des marchandises plus élevés.

Le pourcentage effectif des redevances au premier trimestre de 2003, calculé en fonction des produits tirés de la production, déduction faite des opérations de couverture, s'est élevé à 28,0 % pour le pétrole brut et à 35,3 % pour le gaz naturel. Les gains de couverture ne sont pas assujettis à des redevances et les pertes de couverture ne sont pas déduites dans le calcul des redevances.

**Autres produits**

Les autres produits sont constitués essentiellement de frais de traitement et d'épuration imputés à des tiers. Focus constate des produits liés au traitement et à l'épuration du pétrole et du gaz de tiers à ses installations de Kotcho, en Colombie-Britannique, et à ses installations de Sylvan Lake et de Golden, en Alberta. Pour le premier trimestre de 2003, les autres produits se sont chiffrés à 0,9 million de dollars, contre 0,8 million de dollars au quatrième trimestre de 2002, reflétant 0,1 million de dollars de revenus liés à l'usage des routes reçus au premier trimestre.

Les autres produits étaient plus élevés que la somme de 0,5 million de dollars constatée au premier trimestre de 2002, principalement en raison de la hausse des volumes de tiers traités aux installations de Kotcho.

**Charges de production**

Les charges de production du premier trimestre de 2003 se sont élevées à 3,36 $ par bep, contre 3,04 $ par bep au quatrième trimestre de 2002 et 3,26 $ par bep au premier trimestre de 2002. La hausse des frais d'exploitation est principalement attribuable à l'augmentation des coûts de l'énergie, de l'entretien et des produits chimiques liés aux puits et aux installations dans les régions uniquement accessibles à l'hiver.

**Convention de services techniques**

Focus a conclu avec Storm Energy Ltd. une convention de services techniques aux termes de laquelle Focus verse une somme de 350 000 $ par mois en contrepartie de l'exploitation de l'actif et de services administratifs connexes. Cet arrangement, qui prend fin le 30 juin 2003, est la seule convention transitoire conclue entre Focus Energy Trust et Storm Energy Ltd.

**Frais généraux et administratifs**

Au premier trimestre de 2003, les frais généraux et administratifs, déduction faite des recouvrements de frais d'exploitation et de capital, se sont élevés à 406 000 $, contre 591 000 $ au quatrième trimestre de 2002. Les frais généraux et administratifs du premier trimestre de 2003 comprennent une somme de 464 000 $ associée au régime de primes des hauts dirigeants, contre 413 000 $ au quatrième trimestre de 2002. La diminution des frais généraux et administratifs nets est attribuable à la hausse du recouvrement

de capital lié au rôle d'exploitant de Focus dans le programme de mise en valeur hivernal à Tommy Lakes. Les recouvrements de capital revenant à l'exploitant sont calculés en fonction d'un pourcentage du programme d'immobilisations total géré. La quasi-totalité du programme d'immobilisations de Focus est exploité par celle-ci et les projets sont menés à terme au cours de l'hiver. À ce titre, presque tous les recouvrements de capital ont lieu en hiver.

Aucune somme n'a été capitalisée en 2003 ou en 2002 au titre des frais généraux et administratifs.

**Frais généraux et administratifs**

| **Trois mois arrêtés aux (en milliers)** | **31 mars 2003** | 31 décembre 2002 | 31 mars 2002 |
|---|---|---|---|
| Frais généraux et administratifs bruts | **889 $** | 830 $ | 1 290 $ |
| Recouvrement des frais généraux – frais d'exploitation | **(224)** | (192) | (319) |
| Recouvrement des frais généraux – capital | **(259)** | (48) | (596) |
| Frais généraux et administratifs nets | **406 $** | 591 $ | 375 $ |
| Par bep | **0,52 $** | 0,76 $ | 0,35 $ |

**Intérêts débiteurs et frais de financement**

Au premier trimestre de 2003, les intérêts débiteurs et les frais de financement se sont élevés à 396 000 $, contre 718 000 $ au quatrième trimestre de 2002, reflétant des soldes moyens de la dette sensiblement moins élevés. Au premier trimestre de 2002, les intérêts débiteurs et les frais de financement se sont élevés à 613 000 $, alors que les soldes moyens de la dette et les taux d'intérêt étaient plus élevés.

**Épuisement, amortissement et provision pour restauration et abandon des lieux**

Le taux d'épuisement et d'amortissement pour le premier trimestre de 2003 et le quatrième trimestre de 2002 s'est élevé à 7,62 $ par bep. Ce taux reflète les propriétés pétrolifères et gazéifères appartenant expressément à la Fiducie et tient compte des résultats du rapport indépendant sur les réserves daté du 31 décembre 2002. Le taux d'épuisement et d'amortissement comprend une somme de 28,5 millions de dollars au titre d'investissements de capitaux futurs relatifs aux réserves prouvées indiquées dans le rapport sur les réserves. Les charges liées à l'épuisement et à l'amortissement se sont élevées à 5,9 millions de dollars au premier trimestre de 2003 et au quatrième trimestre de 2002. Les charges liées à l'épuisement et à l'amortissement constatées au premier trimestre de 2002 se sont élevées à 6,5 millions de dollars ou 6,12 $ par bep.

Pour le premier trimestre de 2003, la provision pour restauration et abandon des lieux s'est élevée à 0,2 million de dollars, soit un taux de 0,21 $ par bep, contre 0,19 $ par bep au quatrième trimestre de 2002. La hausse reflète des frais d'abandon des lieux plus élevés relativement à de nouveaux puits et infrastructures dans la région de Tommy Lakes. Les frais de restauration des lieux constatés au cours du premier trimestre de 2002 se sont élevés à 0,40 $ par bep ou 0,4 million de dollars.

Focus a établi un fonds de récupération afin de financer ses obligations futures en matière d'environnement et de récupération. Le financement est lié aux activités de la Fiducie au 31 décembre 2002, une tranche d'environ 0,2 million de dollars ayant été recueillie au premier trimestre.

**Impôts sur les bénéfices et autres impôts**

| Trois mois arrêtés aux (en milliers) | 31 mars 2003 | 31 décembre 2002 | 31 mars 2002 |
|---|---|---|---|
| Impôts futurs | **1 120 $** | (1 150)$ | 4 088 $ |
| Impôts exigibles | **50** | – | 479 |
| | **1 170** | (1 150) | 4 567 |
| Impôt des grandes sociétés | **205** | 249 | 111 |
| Impôts sur les bénéfices et autres impôts | **1 375 $** | (901)$ | 4 678 $ |

Au 31 mars 2003, Focus comptait un passif d'impôts futurs de 43,8 millions de dollars. Conformément à la structure de Focus, des paiements sont faits entre FET Resources Ltd. (« FET ») et Focus en vue de transférer le bénéfice et le passif d'impôts futurs de FET à chaque porteur de parts. La direction est ainsi d'avis que les paiements de FET par l'entremise de Focus auront pour effet de réduire grandement ou d'éliminer les impôts futurs. Ces paiements au cours d'une période donnée réduisent le passif d'impôts futurs inscrits précédemment par FET et sont constatés à titre de recouvrement des impôts sur les bénéfices au cours de la période durant laquelle ils sont versés.

Des changements relativement à l'impôt proposés pour les sociétés du secteur des ressources naturelles communiqués dans l'Énoncé économique et la mise à jour budgétaire 2003 du gouvernement fédéral pourraient avoir une incidence importante sur le passif d'impôts futurs actuellement constaté. Tel qu'il est indiqué dans la mise à jour budgétaire, le gouvernement fédéral propose de modifier l'imposition des revenus relatifs à des ressources de la façon suivante :

- en réduisant le taux de l'impôt des sociétés prévu en vertu des lois fédérales à l'égard du revenu provenant de ressources de 28 % à 21 % sur cinq ans, en commençant par une réduction de 1 % en 2003;
- en permettant une déduction pour les redevances provinciales et autres redevances à la Couronne courantes payées et en éliminant la déduction existante relative à des ressources;
- en éliminant l'impôt des grandes sociétés fédéral de 0,225 % du capital imposable utilisé au Canada, sur une période de cinq ans.

L'incidence de tels changements hypothétiques ne sera pas constatée avant que ces changements soient officiellement entrés en vigueur.

**Flux de trésorerie liés aux activités d'exploitation et bénéfice net**

Le total des variations des produits et des charges décrits ci-dessus ont donné lieu à une hausse du bénéfice de 1,2 million de dollars, bénéfice qui s'est chiffré à 8,0 millions de dollars au premier trimestre de 2003, contre 6,8 millions de dollars au premier trimestre de 2002.

**Dépenses en immobilisations**

| Trois mois arrêtés aux (en milliers) | 31 mars 2003 | 31 décembre 2002 | 31 mars 2002 |
|---|---|---|---|
| Terrains | **4 $** | 31 $ | 550 $ |
| Données sismiques | – | – | 650 |
| Forage et achèvement | **5 144** | 1 545 | 18 600 |
| Total des frais d'exploration et de mise en valeur | **5 148** | 1 576 | 19 800 |
| Installations, matériel et reconditionnements | **4 062** | 1 465 | 7 286 |
| Acquisitions | – | 605 | 20 |
| Frais d'exploration nets | **9 210** | 3 646 | 27 106 |
| Stocks sur le terrain | – | – | (140) |
| Éléments d'actif liés à l'administration | **4** | 16 | 35 |
| Dépenses en immobilisations nettes | **9 214 $** | 3 662 $ | 27 001 $ |

Pour les trois mois arrêtés au 31 mars 2003, les dépenses en immobilisations se sont élevées à 9,2 millions de dollars, en hausse de 152 % par rapport aux 3,7 millions de dollars dépensés au cours du quatrième trimestre de 2002 en raison du programme de mise en valeur hivernal 2002/2003, qui a été largement été mené à terme en 2003. Le programme de dépenses en immobilisations hivernal de Focus visait la mise en valeur de propriétés de gaz naturel à Tommy Lakes dans le nord-est de la Colombie-Britannique. Les activités de forage du premier trimestre ont donné lieu à neuf puits bruts, avec un taux de réussite de 89 %, contre sept puits bruts, avec un taux de réussite de 100 % au quatrième trimestre de 2002.

Environ 2,0 millions de dollars ont été dépensés relativement aux raccordements de puits, principalement dans la région de Tommy Lakes; de plus, environ 0,5 million de dollars ont été dépensés relativement à des reconditionnements au cours du premier trimestre de 2003.

Les dépenses en immobilisations de Storm Energy Inc. au cours du premier trimestre de 2002 reflètent les activités de croissance d'une société d'exploration et de production active. Au cours de cette période, la société a foré 16 puits nets (24 bruts) avec un taux de réussite de 74 %.

**Structure du capital et ressources financières**

Au 31 mars 2003, la Fiducie avait une insuffisance de fonds de roulement de 9,5 millions de dollars, par rapport à un fonds de roulement de 15,3 millions de dollars au 31 décembre 2002. L'insuffisance de fonds de roulement reflète la nature capitalistique du programme de la Fiducie au premier trimestre. Au 31 décembre 2002, le fonds de roulement comprenait des fonds en dépôt à court terme de 14,7 millions de dollars détenus par une filiale. Ces placements sont venus à échéance et les espèces ont été affectées à la dette à long terme au début de 2003.

Au 31 mars 2002, l'encours total de la dette s'établissait à 29,3 millions de dollars. Focus dispose d'une facilité de crédit à terme renouvelable de 70,0 millions de dollars auprès d'une institution financière canadienne, garantie par les propriétés pétrolifères et gazéifères de la Fiducie. La facilité de crédit actuelle est renouvelable jusqu'au 31 mai 2003.

La Fiducie tire profit de la retenue des espèces liées aux actions échangeables. Les porteurs d'actions échangeables ne reçoivent pas de distributions mensuelles d'espèces; ils bénéficient plutôt d'un ajustement mensuel au ratio d'échange calculé en fonction de la distribution versée sur les parts de fiducie. Au 30 avril, il y avait 5 283 208 actions échangeables en circulation. La conversion des actions échangeables en parts de fiducie est effectuée à la seule discrétion de leurs porteurs.

**Structure du capital**

| **(en milliers, sauf les données par unité et les pourcentages)** | **31 mars 2003** | 31 décembre 2002 |
|---|---|---|
| Dette à long terme | **29 250 $** | 51 801 $ |
| Moins : fonds de roulement (insuffisance) | **(9 517)** | 15 267 |
| Dette nette | **38 767 $** | 36 534 $ |
| Parts en circulation et pouvant être émises contre des actions échangeables | **29 180** | 28 966 |
| Cours à la fin de la période | **11,30 $** | 10,15 $ |
| Capitalisation boursière | **329 734 $** | 294 005 $ |
| Total de la structure du capital | **368 501 $** | 330 539 $ |
| Dette nette en pourcentage du total de la structure du capital | **11 %** | 11 % |
| Rentrées de fonds [i] | **66 861 $** | 52 946 $ |
| Dette nette par rapport aux rentrées de fonds [i] | **0,58** | 0,69 |

i) Les chiffres au 31 mars 2003 sont fondés sur les rentrées de fonds annualisées du premier trimestre. Au 31 décembre 2002, ils sont basées sur les rentrées de fonds de la Fiducie, annualisés pour la période de 131 jours.

**Distributions en espèces**

Jusqu'à maintenant en 2003, Focus a effectué des distributions en espèces de 0,515 $ par part, soit 0,11 $ par part en janvier et 0,135 $ par part en février, mars et avril. Le 10 avril 2003, Focus a déclaré des distributions mensuelles aux termes de sa politique en matière de distributions de 0,14 $ par part de fiducie payées les 15 mai, 16 juin et 15 juillet. La politique en matière de distributions prévoit la retenue d'environ 15 % à 20 % des rentrées de fonds aux fins du financement des dépenses en immobilisations en vue d'assurer la durabilité des distributions à long terme.

Focus Energy Trust annonce sa politique en matière de distributions trimestriellement. Le conseil d'administration détermine le montant réel des distributions en espèces, lequel est tributaire du prix des marchandises, des niveaux de production et du montant des dépenses en immobilisations devant être financées par les rentrées de fonds.

Les distributions en espèces imposables de la Fiducie sont attribuées aux porteurs de parts à titre de revenu ordinaire. De la distribution de 0,515 $ par part versée jusqu'à ce jour en 2003, une tranche de 0,153 $ a été accumulée relativement au calcule du revenu imposable de 2002.

Les actions échangeables de FET Resources Ltd. sont convertibles en parts de fiducie de Focus selon le ratio d'échange, qui est rajusté mensuellement afin de tenir compte de la distribution versée sur les parts de fiducie. Aucune distribution en espèces n'est versée sur les actions échangeables et les rentrées de fonds liées aux actions échangeables sont conservées par la Fiducie, qui les affecte à la réduction de la dette ou à l'augmentation des dépenses en immobilisations.

## Bilans consolidés

| | 31 mars 2003 (non vérifié) | 31 décembre 2002 (notes 1 et 3) |
|---|---|---|
| **ACTIF** | | |
| **Actif à court terme** | | |
| Espèces et quasi-espèces | **6 477 $** | 14 705 034 $ |
| Débiteurs | **28 222 240** | 24 485 558 |
| Charges payées d'avance | **888 261** | 1 081 605 |
| | **29 116 978** | 40 272 197 |
| **Immobilisations** | **161 609 331** | 158 299 726 |
| **Fonds de récupération** | **200 000** | – |
| | **190 926 309 $** | 198 571 923 $ |
| **PASSIF** | | |
| **Passif à court terme** | | |
| Créditeurs et charges à payer | **32 787 009 $** | 19 805 189 $ |
| Distributions au comptant payables | **3 161 974** | 3 846 991 |
| Contrat sur marchandises | **2 685 205** | 1 353 067 |
| | **38 634 188** | 25 005 247 |
| **Dette à long terme** (note 4) | **29 250 000** | 51 801 000 |
| **Provision pour restauration et abandon des lieux** | **2 506 428** | 2 343 734 |
| **Impôts futurs** | **43 753 589** | 42 633 486 |
| | **114 144 205** | 121 783 467 |
| **AVOIR DES PORTEURS DE PARTS** | | |
| Capital des porteurs de parts (note 5) | **34 899 870** | 33 908 902 |
| Actions échangeables (note 5) | **8 775 427** | 9 628 379 |
| Bénéfices non répartis | **52 308 068** | 44 348 355 |
| Distributions au comptant cumulées | **(19 201 261)** | (11 097 180) |
| | **76 782 104** | 76 788 456 |
| | **190 926 309 $** | 198 571 923 $ |

*Voir les notes afférentes aux état financiers consolidés.*

Au nom du conseil d'administration,

(signé)
STUART G. CLARK
Administrateur

(signé)
GERALD A. ROMANZIN
Administrateur

## États consolidés des résultats et des bénéfices non répartis (non vérifié)

| | Trois mois arrêtés aux 31 mars | |
|---|---|---|
| | **2003** | 2002 |
| | | (note 1) |
| **Produits** | | |
| Produits tirés de la production | **28 497 614 $** | 28 423 971 $ |
| Redevances | **(9 539 413)** | (6 103 768) |
| Produits tirés des installations | **854 525** | 539 147 |
| Intérêts créditeurs | **41 874** | – |
| | **19 854 600** | 22 859 350 |
| **Charges** | | |
| Production | **2 600 477** | 3 463 828 |
| Convention de services techniques | **1 050 000** | – |
| Frais généraux et administratifs | **405 694** | 375 170 |
| Intérêts et financement | **396 187** | 612 642 |
| Épuisement et amortissement | **5 904 404** | 6 509 852 |
| Dotation à la provision pour restauration et abandon des lieux | **162 694** | 426 866 |
| | **10 519 456** | 11 388 358 |
| **Bénéfice avant impôts sur les bénéfices et autres impôts** | **9 335 144** | 11 470 992 |
| **Impôts sur les bénéfices et autres impôts** | | |
| Charge d'impôts futurs | **(1 120 103)** | (4 087 535) |
| Impôts exigibles et impôt des grandes sociétés | **(255 328)** | (590 327) |
| | **(1 375 431)** | (4 677 862) |
| **Bénéfice net de la période** | **7 959 713** | 6 793 130 |
| **Bénéfices non répartis au début de la période** | **44 348 355** | 51 676 090 |
| **Bénéfices non répartis à la fin de la période** | **52 308 068 $** | 58 469 220 $ |
| **Bénéfice net par part** | | |
| De base | **0,27 $** | 0,24 $ |
| Dilué | **0,27 $** | 0,24 $ |

## États consolidés des flux de trésorerie
(non vérifié)

| | Trois mois arrêtés aux 31 mars | |
|---|---|---|
| | **2003** | 2002 |
| | | (note 1) |
| **Activités d'exploitation** | | |
| Bénéfice net de la période | **7 959 713 $** | 6 793 130 $ |
| Ajouter les éléments sans effet sur la trésorerie : | | |
| Frais généraux et administratifs hors caisse | **231 804** | – |
| Perte non réalisée sur contrats sur marchandises | **1 332 138** | – |
| Déplétion et amortissement | **5 904 404** | 6 509 852 |
| Dotation à la provision pour restauration et abandon des lieux | **167 023** | 426 866 |
| Charge d'impôts futurs | **1 120 103** | 4 087 535 |
| **Flux de trésorerie liés aux activités d'exploitation** | **16 715 185** | 17 817 383 |
| Frais de restauration des lieux réellement payés | **(4 329)** | – |
| Variation nette des éléments hors caisse du fonds de roulement | **10 105 317** | (1 859 319) |
| | **26 816 173** | 15 958 064 |
| **Activités de financement** | | |
| Produit de l'exercice d'options sur actions | – | 207 503 |
| Augmentation (diminution) de la dette à long terme | **(22 551 000)** | 10 920 441 |
| Distributions en espèces | **(8 789 098)** | – |
| | **(31 340 098)** | 11 127 944 |
| **Activités d'investissement** | | |
| Acquisition d'immobilisations | **(9 214 009)** | (27 001 315) |
| Apports au fonds de récupération | **(200 000)** | – |
| Variation nette des éléments hors caisse du fonds de roulement | **(760 623)** | (84 693) |
| | **(10 174 632)** | (27 086 008) |
| **Augmentation des espèces et quasi-espèces au cours de la période** | **(14 698 557)** | – |
| Espèces et quasi-espèces au début de la période | **14 705 034** | – |
| Espèces et quasi-espèces à la fin de la période | **6 477 $** | – $ |

## Notes afférentes aux états financiers consolidés

31 mars 2003 et 2002 (non vérifié)

**NOTE 1 STRUCTURE DE LA FIDUCIE ET MODE DE PRÉSENTATION**

Focus Energy Trust (la « Fiducie ») a été établie le 23 août 2002 conformément au plan d'arrangement concernant la Fiducie, Storm Energy Inc., FET Resources Ltd. et Storm Energy Ltd. La Fiducie est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois de la province d'Alberta et créée aux termes d'un acte de fiducie (l'« acte de fiducie »). Valiant Trust Company a été nommée fiduciaire aux termes de l'acte de fiducie. Les bénéficiaires de la Fiducie sont les porteurs de parts de fiducie (les « porteurs de parts »).

FET Resources Ltd. (la « Société ») est une filiale en propriété exclusive de la Fiducie. En vertu du plan d'arrangement, la Société est devenue la société absorbante de Storm Energy Inc. lors du regroupement survenu le 23 août 2002. La Société est très active dans l'exploitation, la mise en valeur, l'acquisition et la production de pétrole et de gaz naturel.

Avant la mise en œuvre du plan d'arrangement le 23 août 2002, les états financiers consolidés comprenaient les comptes de Storm Energy Inc. et de ses filiales. Après l'entrée en vigueur du plan d'arrangement, les états financiers consolidés ont été préparés selon la méthode de la continuité des intérêts communs, méthode qui reconnaît la Fiducie comme l'entité absorbante de Storm Energy Inc. Les états financiers consolidés de Focus Energy Trust comprennent les comptes de la Fiducie, de ses filiales (la Société et FET Gas Production Ltd.) et sa quote-part d'une société de personnes. Les états financiers consolidés ont été préparés par la direction conformément aux principes comptables généralement reconnus (les « PCGR ») du Canada et, à l'exception de ce qui est précisé ci-après, sont conformes aux conventions comptables mentionnées dans le rapport annuel 2002 de Focus Energy Trust.

**NOTE 2 PRINCIPALES CONVENTIONS COMPTABLES**

Les présents états financiers intermédiaires sont présentés selon les mêmes conventions comptables que les états financiers annuels les plus récents. Les exigences en matière d'information pour les états financiers annuels donnent lieu à la présentation de renseignements qui ne sont pas exigés dans les états financiers intermédiaires. Par conséquent, les présents états financiers intermédiaires doivent être lus à la lumière des états financiers compris dans le rapport annuel 2002 de la Fiducie.

**NOTE 3 CESSION D'ACTIFS ET DE PASSIFS EN VERTU DU PLAN D'ARRANGEMENT**

En vertu du plan d'arrangement, la Société a cédé certains actifs à Storm Energy Ltd. le 23 août 2002, soit des propriétés pétrolifères et gazéifères de production et d'exploration, des actifs liés à l'administration et au fonds de roulement et une tranche de la dette à long terme. Étant donné qu'il s'agit d'une opération entre apparentés, les actifs et les passifs ont été cédés à la valeur comptable. Les détails sont présentés dans le tableau qui suit :

| | | |
|---|---|---|
| Propriétés et matériel pétroliers et gaziers | **49 739 821** | **$** |
| Mobilier et matériel de bureau | **348 714** | |
| Améliorations locatives | **37 454** | |
| Fonds de roulement net | **1 575 566** | |
| Actif d'impôts futurs | **191 551** | |
| Total des actifs cédés | **51 893 106** | |
| Dette à long terme | **24 292 399** | |
| Provision pour restauration et abandon des lieux | **1 067 731** | |
| Actifs nets cédés et réduction des bénéfices non répartis | **26 532 976** | **$** |

En raison du plan d'arrangement, la Société a inscrit des coûts de réorganisation de 12,7 millions de dollars, dont une tranche de 9,6 millions de dollars relativement à l'annulation des options sur actions, et des frais de conseiller et autres coûts de 3,1 millions de dollars.

## NOTE 4 DETTE À LONG TERME

La Société dispose d'une facilité de crédit à terme renouvelable consentie par un établissement financier canadien. La Société peut puiser 70 millions de dollars dans cette facilité. Les avances portent intérêt au taux préférentiel de la banque. La facilité fait l'objet d'un examen annuel par la banque et, si certaines conditions ne sont pas respectées, la facilité devient un emprunt à terme de deux ans et le premier remboursement arrive à échéance dans un délai de 366 jours. Aucun versement n'est exigible actuellement. La facilité d'emprunt est garantie par une débenture de 125 millions de dollars représentant une charge flottante sur tout l'actif de la Société et par une convention générale de sûreté.

## NOTE 5 CAPITAL DES PORTEURS DE PARTS ET ACTIONS ÉCHANGEABLES

| **Parts de fiducie de Focus Energy Trust (y compris la conversion des actions échangeables)** | Nombre de parts | Contrepartie |
|---|---|---|
| Parts de fiducie en circulation [i] *(voir a) ci-dessous)* | 23 422 028 | 34 899 870 $ |
| Parts de fiducie pouvant être émises à la conversion des actions échangeables[ii] *(voir b) ci-dessous)* | 5 757 787 | 8 775 427 |
| Solde au 31 mars 2003 | 29 179 815 | 43 675 297 $ |

i) Un nombre illimité de parts de fiducie peuvent être émises en vertu de l'acte de fiducie.

ii) Au 31 mars 2003, le ratio d'échange était de 1,06840 part de fiducie par action échangeable.

| **a) Parts de fiducie de Focus Energy Trust** | Nombre de parts | Contrepartie |
|---|---|---|
| Solde au 31 décembre 2002 | 22 804 905 | 33 908 902 $ |
| Émises à la conversion des actions échangeables[i] | 603 283 | 852 952 |
| Émises en vertu du régime de primes des hauts dirigeants[ii] | 13 840 | 138 016 |
| Solde au 31 mars 2003 | 23 422 028 | 34 899 870 $ |

i) Émises à la conversion des actions échangeables, et la contrepartie inscrite correspond à la valeur comptable des actions échangeables échangées.

ii) En vertu du régime de primes des hauts dirigeants, la moitié de tous les montants payables en vertu du régime sont payables par l'émission de parts de fiducie évaluées au cours moyen pondéré des cinq derniers jours de négociation du mois auquel se rapporte la prime.

| **b) Actions échangeables de FET Resources Ltd.** | Nombre d'actions | Contrepartie |
|---|---|---|
| Solde au 31 décembre 2002 | 5 964 335 | 9 628 379 $ |
| Échangées contre des parts de fiducie[i] | (575 167) | (852 952) |
| Solde au 31 mars 2003 | 5 389 168 | 8 775 427 $ |

i) Annulées à la conversion en parts de fiducie, et la contrepartie inscrite correspond à la valeur comptable des actions échangeables échangées.

Les actions échangeables de FET Resources Ltd. peuvent être converties en parts de fiducie en tout temps (au gré du porteur) selon le ratio d'échange. Le ratio d'échange augmente mensuellement en fonction de la distribution en espèces versée relativement aux parts de fiducie, divisée par le prix moyen pondéré par part sur dix jours avant la date de clôture des registres. Au cours de la période allant du 1er janvier au 31 mars 2003, un total de 575 167 actions échangeables ont été converties en 603 283 parts de fiducie selon les ratios d'échange en vigueur. Le ratio d'échange au moment de l'émission du 23 août 2002 était de une part de fiducie pour chaque action échangeable. Au 31 mars 2003, le ratio d'échange

était de 1,06840 part de fiducie pour chaque action échangeable. Les distributions en espèces ne sont pas versées sur les actions échangeables. Au dixième anniversaire de l'émission des actions échangeables, sous réserve d'un report de la date par le conseil d'administration de la Société, les actions échangeables seront rachetées en échange de parts de fiducie à un prix correspondant à la valeur du nombre de parts de fiducie selon le ratio d'échange au dernier jour ouvrable précédant la date de rachat. Les actions échangeables de FET Resources Ltd. sont cotées à la Bourse de Toronto sous le symbole FTX.

## NOTE 6 RÉGIME DE DROITS DE SOUSCRIPTION DE PARTS DE FIDUCIE

Le régime de droits de souscription de parts de fiducie (le « régime de droits de souscription ») a été établi le 23 août 2002 dans le cadre du plan d'arrangement. La Fiducie peut octroyer des droits de souscription aux employés, aux administrateurs, aux conseillers et à d'autres fournisseurs de services de la Fiducie ou de ses filiales. La Fiducie est autorisée à octroyer jusqu'à 1 500 000 droits de souscription, mais le nombre de parts réservées pour l'émission à l'exercice de droits ne peut en aucun cas excéder 5 % du nombre total de parts de fiducie émises et en circulation en tenant compte des parts pouvant être émises à l'échange d'actions échangeables en circulation.

Le prix d'exercice initial de chaque droit de souscription attribué aux termes du régime correspond au prix de clôture moyen pondéré des parts de fiducie au cours des cinq jours de négociation précédant la date d'octroi. Le prix d'exercice par droit de souscription est calculé en soustrayant du prix d'octroi le total de toutes les distributions par part effectuées par la Fiducie après la date d'octroi représentant un rendement de plus de 0,833 % des coûts inscrits liés aux immobilisations de la Fiducie moins les charges liées à la déplétion et à l'amortissement et tout passif d'impôts futurs associé à de telles immobilisations à la fin de chaque mois. Si les distributions excèdent ce pourcentage, le montant complet de la distribution est soustrait du prix d'octroi. Les droits de souscription ont une durée de cinq ans et sont acquis en tranches égales sur une période de quatre ans, à partir du premier anniversaire de la date d'octroi.

| | Nombre de droits de souscription | Prix d'exercice moyen pondéré |
|---|---|---|
| Octroyés | 360 000 | 9,81 $ |
| Réduction du prix d'exercice | | (0,61) |
| Solde au 31 mars 2003 | 360 000 | 9,20 $ |

Au 31 mars 2003, le régime se résume comme suit :

| Prix d'exercice à la date d'octroi | Prix d'exercice ajusté | Nombre de droits de souscription en circulation | Durée contractuelle résiduelle des droits de souscription (années) | Nombre de droits de souscription pouvant être exercés |
|---|---|---|---|---|
| 9,62 $ | 8,91 $ | 280 000 | 4,44 | – |
| 10,10 $ | 9,72 $ | 40 000 | 4,72 | – |
| 10,87 $ | 10,74 $ | 40 000 | 4,87 | – |
| 9,81 $ | 9,20 $ | 360 000 | 4,52 | – |

La Fiducie a choisi de continuer à mesurer le coût de rémunération en se basant sur la valeur intrinsèque de l'octroi à la date à laquelle il est accordé et à constater ce coût au cours du délai d'acquisition des droits, s'il y a lieu. Étant donné que le prix d'exercice des droits octroyés se rapproche du prix du marché des parts de fiducie à la date d'octroi, aucun coût de rémunération n'a été comptabilisé dans l'état des résultats.

Comme il est indiqué ci-dessus, le prix d'exercice des droits octroyés en vertu du régime de droits de souscription pourrait être réduit au cours de périodes ultérieures conformément aux modalités du régime. On ne peut estimer de manière raisonnable le montant de la réduction, car il dépend de certains facteurs qui comprennent entre autres les prix futurs reçus à la vente de pétrole et de gaz naturel, la production

future de pétrole et de gaz naturel, la détermination des montants à retenir sur les distributions futures en vue de financer les dépenses en immobilisations, les opérations d'achat et de vente d'immobilisations et le remboursement de dettes. Il est donc impossible d'établir la juste valeur des droits attribués dans le cadre du régime.

Étant donné qu'il est impossible de déterminer la juste valeur des droits attribués en vertu du régime, le coût de rémunération aux fins de présentation de l'information pro forma a été déterminé à partir de l'excédent du cours du marché des parts de fiducie sur le prix d'exercice à la date des états financiers. Pour le trimestre arrêté au 31 mars 2003, le bénéfice net aurait été réduit d'environ 439 000 $ ou de 0,01 $ par part de fiducie relativement au coût de rémunération estimatif lié au régime de droits de souscription.

**NOTE 7 INSTRUMENTS FINANCIERS**

Le tableau suivant présente les contrats en vigueur au 31 mars 2003. Le règlement de ces contrats, qui n'ont pas de valeur comptable, aurait donné lieu à un décaissement net de 9 146 985 $ par la Fiducie.

| **Contrats sur marchandises** | Quantité quotidienne | Prix des contrats | | Prix de référence | Durée |
|---|---|---|---|---|---|
| Pétrole brut – prix fixe | 700 barils | 39,80 | $ CA | WTI | octobre 2002 – août 2003 |
| | 300 barils | 39,90 | $ CA | WTI | octobre 2002 – août 2003 |
| | 500 barils | 41,80 | $ CA | WTI | septembre 2003 – août 2004 |
| Pétrole brut – tunnel sans frais | 500 barils | 41,00 $ à 63,00 | $ CA | WTI | avril 2003 |
| | 500 barils | 41,00 $ à 58,85 | $ CA | WTI | mai 2003 |
| | 500 barils | 41,00 $ à 55,35 | $ CA | WTI | juin 2003 |
| | 500 barils | 41,00 $ à 52,70 | $ CA | WTI | juillet 2003 |
| | 500 barils | 41,00 $ à 50,25 | $ CA | WTI | août 2003 |
| Gaz naturel – prix fixe | 3 000 millions de BTU | 5,02 | $ CA | Sumas | octobre 2002 – octobre 2003 |
| | 7 000 millions de BTU | 5,18 | $ CA | Sumas | novembre 2002 – octobre 2003 |
| Gaz naturel – tunnel sans frais | 5 000 GJ | 5,56 $ à 6,75 | $ CA | AECO | avril 2003 – octobre 2003 (à l'exception de juillet) |
| | 6 420 GJ | 5,75 $ à 8,03 | $ CA | AECO | novembre 2003 – mars 2004 |
| Gaz naturel – prix plancher i) | 8 420 GJ | 4,75 | $ CA | AECO | avril 2003 – octobre 2003 |

i) lié au taux plafond décrit ci-dessous.

Le contrat sur marchandises suivant relatif au prix plafond du gaz naturel est inscrit à la valeur du marché étant donné qu'il ne constitue pas une couverture efficace. Un passif de 2 685 205 $ est inscrit au bilan consolidé au 31 mars 2003.

| **Contrat sur marchandises** | Quantité quotidienne | Prix du contrat | | Prix de référence | Durée |
|---|---|---|---|---|---|
| Gaz naturel – prix plafond | 8 420 GJ | 4,90 | $ CA | AECO | avril 2003 – octobre 2003 |

En plus des contrats financiers décrits ci-dessus, la Fiducie détient un contrat matériel aux termes duquel elle vend 5 000 millions de BTU de gaz naturel par jour selon le prix de référence Sumas pour 8,21 $ par million de BTU pour la période allant de novembre 2003 à mars 2004.

## NOTE 8 MONTANTS PAR PART

Les calculs des montants de base par part reposent sur le nombre moyen pondéré de parts de fiducie (ou d'actions ordinaires dans le cas de la période précédant le 23 août 2002) en circulation. Les calculs des montants dilués comprennent des parts de fiducie additionnelles pour tenir compte de l'effet dilutif des droits en circulation en vertu du régime de droits de souscription.

Le bénéfice net par part s'établit comme suit :

| | **2003** | 2002 |
|---|---|---|
| De base | **0,27 $** | 0,24 $ |
| Dilué | **0,27 $** | 0,24 $ |

i) Les calculs des montants de base par part reposent sur le nombre moyen pondéré de parts de fiducie en circulation en 2003 qui s'établit à 29 105 710 pour la période allant du 1er janvier au 31 mars (27 826 225 actions ordinaires en 2002), ce qui inclut les actions échangeables en circulation converties au ratio d'échange à la fin du trimestre.

ii) Les calculs des montants dilués comprennent 59 969 parts de fiducie additionnelles pour la période allant du 1er janvier au 31 mars 2002 (1 075 026 actions additionnelles en 2002) afin de tenir compte de l'effet dilutif du régime de droits de souscription, ou du régime des options sur actions en 2002. Il n'y a eu aucun ajustement au bénéfice net lors du calcul des montants dilutifs par part.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
FET Resources Ltd/Focus Energy Trust Announces the Increase to the FET Exchangeable Share Exchange Ratio Effective June 16, 2003

Focus Energy Trust - FET.UN -TSX
FET Resources Ltd. - FTX -TSX

CALGARY, June 2 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.09291 to 1.10420. Such increase will be effective on June 16, 2003.

The following are the details on the calculation of the Exchange Ratio:

<<

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio (xx) | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| 31-May-03 | 1.09291 | $ 0.14 | $ 12.3999 | 0.01129 | 16-Jun-03 | 1.10420 |

>>

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

%SEDAR: 00018353E

/For further information: Focus Energy Trust, FET Resources Ltd.; Derek Evans, President or Bill Ostlund, Chief Financial Officer, (403) 781-8409/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 14:45e 02-JUN-03

NEWS RELEASE

**FOCUS ENERGY TRUST ANNOUNCES $20.8 MILLION PROPERTY ACQUISITION AND $25.4 MILLION OFFERING OF TRUST UNITS**

**Calgary, June 4, 2003** — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) is pleased to announce the closing of a $20.8 million property acquisition in its core area of Red Earth, Alberta.

The Loon Lake property currently produces 385 barrels per day of 38° API oil and 80 mcf per day of natural gas. The property has low operating costs, a decline rate of less than 10%, and a reserve life index of 14.7 years on an established basis. This acquisition includes both unit and non-unit interests at Loon Lake. Approximately 84% of current production and 87% of the acquired reserves are represented by a 41.5% working interest in the Loon Slave Point G Unit, which will be operated by Focus. Total established reserves for the property are 2.15 million barrels of oil. Proven reserves of 1.89 million barrels represent 88% of established reserves. The assets acquired also include an option to earn a 50% interest in 21 sections of undeveloped lands, and ownership in oil processing and power generation facilities.

Loon Lake is a high quality light oil property which has a large accumulation of oil in place. Focus will create additional value on this property through waterflood optimization and further development drilling.

The acquisition also includes a 50% working interest in 15 sections of land and 5 standing natural gas wells at Focus's key Tommy Lakes natural gas property in northeastern British Columbia.

Focus is acquiring the properties from Storm Energy Ltd., which has three directors in common with FET Resources Ltd. The approval of the transaction was made by the unrelated directors of FET Resources Ltd. based on an independent third party engineering evaluation.

In connection with the acquisition, Focus announces that it has entered into an agreement to sell, to a syndicate of underwriters led by Scotia Capital Inc. and CIBC World Markets Inc., and including RBC Capital Markets, TD Securities Inc., FirstEnergy Capital Corp., and J.F. Mackie & Company, 2,100,000 Trust Units at $12.10 per trust unit to raise gross proceeds of $25,410,000 on a bought-deal basis. Closing is expected to occur on or about June 25, 2003.

The net proceeds of the offering will be used to repay outstanding indebtedness incurred through the $20.8 million acquisition of oil and gas properties described above, to fund the Trust's capital expenditure program, and for future acquisitions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any State in which such offer would be unlawful. The trust units offered will not and have not been registered under the United States Security Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

**NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.**

**For further information, please contact:**

**Derek W. Evans**
**President and Chief Executive Officer**
**(403) 781-8405 dereke@focusenergytrust.com**

**or**

**William D. Ostlund**
**Vice President Finance and Chief Financial Officer**
**(403) 781-8406 billo@focusenergytrust.com**

Focus Energy Trust 3250, 205- 5th Avenue S.W. Calgary, Alberta T2P 2V7
Telephone: (403) 781-8409 Telecopier: (403) 781-8408

*Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Focus Energy Trust Confirms Cash Distribution for July 15, 2003

CALGARY, June 16 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) confirms that the monthly cash distribution for the month of June in the amount of Cdn. $0.14 per trust unit will be paid on July 15, 2003 to unitholders of record on June 30, 2003. The ex-distribution date is June 26, 2003.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer; William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 10:01e 08-AUG-03

*A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.*

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*

*This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".*

**New Issue** **June 6, 2003**

PRELIMINARY SHORT FORM PROSPECTUS

# FOCUS ENERGY TRUST

**$25,410,000**
**2,100,000 Units**

This short form prospectus qualifies the distribution of 2,100,000 trust units ("Units") of Focus Energy Trust (the "Trust") at a price of $12.10 per Unit. The issued and outstanding Units are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "FET.UN". On June 3, 2003, the last trading day prior to the public announcement of the offering, the closing price of the Units on the TSX was $12.60. The Trust has applied to list the Units on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. The offering price of the Units was determined by negotiation between FET Resources Ltd. ("FET Resources"), on behalf of the Trust, and Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., FirstEnergy Capital Corp. and J.F. Mackie & Company (collectively, the "Underwriters").

**Price: $12.10 per Unit**

| | Price to the Public | Underwriters' Fee | Net Proceeds to the Trust (1) |
|---|---|---|---|
| Per Unit | $12.10 | $0.605 | $11.495 |
| Total Offering | $25,410,000 | $1,270,500 | $24,139,500 |

Notes:

(1) Before deducting expenses of the offering estimated to be $300,000, which will be paid from the general funds of the Trust.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about July 15, 2003, provided closing of the offering occurs by June 30, 2003, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on June 16, 2003, the record date for which was May 31, 2003.

In the opinion of counsel, subject to the qualifications and assumptions discussed under the heading "*Canadian Federal Income Tax Considerations*", the Units offered hereunder will, on the date of issue: (i) be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans; and (ii) not be precluded as investments under certain other statutes as set forth herein under "*Eligibility for Investment*".

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "*Plan of Distribution*" and subject to approval of certain legal matters relating to the offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Bennett Jones LLP.

**CIBC World Markets Inc. is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to FET Resources, a wholly-owned subsidiary of the Trust. Consequently, the Trust may be considered a "connected" issuer of CIBC World Markets Inc. within the meaning of applicable Canadian securities legislation. See "*Relationship Among the Trust, FET Resources and a Certain Underwriter*".**

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about June 25, 2003 or such other date not later than July 18, 2003 as the Trust and the Underwriters may agree. Definitive certificates representing the Units will be available for delivery at closing. Subject to applicable laws, the Underwriters may, in connection with the offering, effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail on the open market. See "*Plan of Distribution*".

**The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.**

**TABLE OF CONTENTS**

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and FET Resources believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of the oil and natural gas reserves;
- projections of commodity prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "*Risk Factors*".

These factors should not be construed as exhaustive. Neither the Trust nor FET Resources undertakes any obligation to publicly update or revise any forward-looking statements.

## SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

**"°API"** is an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil

**"bbl"** means one barrel

**"bbls/d"** means barrels per day

**"bcf"** means one billion cubic feet

**"boe"** means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. These conversion factors are not based on energy content or price.

**"boe/d"** means barrels of oil equivalent per day

**"mbbls"** means one thousand barrels

**"mboe"** means one thousand barrels of oil equivalent

**"mcf"** means one thousand cubic feet

**"mcf/d"** means one thousand cubic feet per day

**"mmbbls"** means one million barrels

**"mmcf"** means one million cubic feet

**"mmcf/d"** means one million cubic feet per day

**"NGL"** means natural gas liquids

**"ABCA"** means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

**"Arrangement"** means the plan of arrangement involving the Trust, Storm and New Storm completed on August 23, 2002 under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Storm, certain growth assets of Storm were acquired by New Storm and the shares of New Storm were distributed to the former holders of common shares of Storm;

**"Board of Directors"** or **"Board"** means the board of directors of FET Resources or its successors;

**"Credit Facilities"** has the meaning ascribed thereto in Note 1 to the table under "*Consolidated Capitalization of the Trust*";

**"Distribution Record Date"** means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

**"Effective Date"** means August 23, 2002;

**"FET Common Shares"** means common shares of FET Resources;

**"FET Exchangeable Shares"** means exchangeable shares, series A of FET Resources;

**"FET Notes"** or **"Notes"** means the 14% unsecured subordinated notes of FET Resources issued in connection with the Arrangement;

**"FET Resources"** means FET Resources Ltd., a corporation incorporated under the ABCA;

**"Loon Lake Acquisition"** means the acquisition of the Loon Lake Property by FET Resources as more particularly described under the heading "*Recent Developments – Loon Lake Acquisition*";

**"Loon Lake Property"** means the interests in oil and natural gas reserves and associated facilities located in the Trust's core area of Red Earth, Alberta acquired by FET Resources pursuant to the Loon Lake Acquisition as more particularly described under the heading "*Recent Developments - Loon Lake Acquisition*";

**"New Storm"** means Storm Energy Ltd., a corporation incorporated under the ABCA;

**"NPI"** means the net profits interest, commencing August 23, 2002, entitling the Trust to approximately 99% of the net cash flow generated from certain of the present and future oil and gas interests and related tangibles owned, directly or indirectly, by FET Resources after certain costs, expenditures and deductions;

**"NPI Agreement"** means the net profits interest agreement dated August 23, 2002, between FET Resources and the Trust;

**"Permitted Investments"** means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

**"Special Voting Right"** means the special voting right of the Trust, issued and certified under the Trust Indenture for the time *being outstanding and entitled to the benefits and subject to the limitations set forth therein;*

**"Storm"** means Storm Energy Inc., a predecessor corporation to FET Resources, incorporated under the ABCA;

**"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

**"Trust"** means Focus Energy Trust, a trust formed pursuant to the laws of Alberta;

**"Trust Indenture"** means the amended and restated trust indenture dated July 15, 2002 pursuant to which the Trust is governed;

**"Trustee"** means Valiant Trust Company, or its successor as trustee of the Trust;

**"Trust's AIF"** means the renewal annual information form of the Trust dated May 16, 2003;

**"TSX"** means the Toronto Stock Exchange;

**"Underwriters"** means, collectively, Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., FirstEnergy Capital Corp. and J.F. Mackie & Company;

**"Underwriting Agreement"** means the agreement dated as of June 6, 2003 among the Trust, FET Resources and the Underwriters in respect of the offering;

**"United States"** or **"U.S."** means the United States of America;

**"Unitholders"** or **"Unitholder"** means holders from time to time of the Units;

**"Units"** means trust units of the Trust;

**"Voting and Exchange Trust Agreement"** means the voting and exchange trust agreement entered into on the Effective Date; and

**"Voting and Exchange Trust Agreement Trustee"** means Valiant Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of FET Resources at 3250, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, telephone (403) 781-8409. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Finance and Chief Financial Officer of FET Resources at the above-mentioned address and telephone number. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. The Trust's SEDAR profile number is 18353.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Trust's AIF and management's discussion and analysis of financial conditions and results of operations for the year ended December 31, 2002 incorporated by reference therein;

(b) the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon;

(c) the Trust's Information Circular – Proxy Statement dated April 8, 2003 relating to the annual and special meeting of Unitholders held on May 15, 2003, excluding the sections entitled "*Report of Compensation Committee*", "*Performance Chart*" and "*Corporate Governance*";

(d) the unaudited comparative consolidated financial statements of the Trust as at and for the three month period ended March 31, 2003, which are contained in the First Quarter Interim Report of the Trust; and

(e) the management's discussion and analysis of the financial conditions and results of operations for the three months ended March 31, 2003.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

**Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.**

## FOCUS ENERGY TRUST

### General

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7. The Trust was established to:

- invest in securities of FET Resources and participate in the Arrangement;
- acquire the net profits interest under the NPI Agreement;
- acquire or invest in other securities of FET Resources and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- dispose of any part of the property of the Trust, including, without limitation, any securities of FET Resources;
- temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, make other Permitted Investments as contemplated by the Trust Indenture, pay amounts payable by the Trust in connection with the redemption of any Units, and make distributions to Unitholders; and
- pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which: (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations; or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. Currently, the only income to be received by the Trust is from the interest received on the principal amount of Notes and under the NPI Agreement. The Trust has been making monthly cash distributions to Unitholders (since October 15, 2002) of the interest income earned from the Notes and the income earned under the NPI Agreement, after expenses, if any, and any cash redemptions of Units.

### Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.



Trust Unitholders(1)
Cash Distribution
Exchangeable Shares
Trust
Cashflow(2)
Investment(2)
FET Resources(3)
40%
FET Gas Production Ltd.(4)
Redearth Partnership

Notes:

(1) The Unitholders own 100% of the Trust.
(2) Cash flow represents payments made by FET Resources to the Trust in respect of interest payments on the Notes and income received by the Trust under the NPI Agreement. In addition to such amounts, prepayments in respect of principal on the Notes may be made from time to time by FET Resources to the Trust before the maturity of the Notes.
(3) FET Resources is a wholly owned subsidiary of the Trust. The Trust will invest funds raised through any subsequent issuance of Units in additional securities of FET Resources to enable FET Resources to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from FET Resources as well as any repayments of principal on the Notes in securities of FET Resources to enable FET Resources to make capital expenditures.
(4) FET Gas Production Ltd. is a wholly owned subsidiary of FET Resources.

In accordance with the terms of the Trust Indenture and the Special Voting Right issued to the Trustee, holders of Units and holders of FET Exchangeable Shares are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the election of directors of FET Resources, approving the Trust's financial statements, and appointing the auditors of the Trust.

## DESCRIPTION OF BUSINESS

### General

FET Resources is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in the provinces of British Columbia and Alberta. The business plan of FET Resources is to maximize returns to the Trust from FET Resources' oil and natural gas properties and related assets. Where possible, FET Resources intends to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential properties or acquisitions, FET Resources will consider a number of factors, including: (i) the present value of the future revenue from such properties from the proved producing, total proved and established reserves; (ii) the amount of potential for additional reservoir development; (iii) whether sufficient infrastructure exists in the prospect to provide for increased activity; (iv) the cost of any potential development; (v) investments in properties that exhibit medium to long life reserves; and (vi) the ability of FET Resources to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. **The Board of Directors may, in its discretion, approve asset or corporation acquisitions or investments that do not conform to these guidelines based upon the Board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.**

#### Significant Acquisitions and Significant Dispositions

Neither the Trust nor FET Resources made any significant acquisitions or dispositions in the fiscal year ended December 31, 2002, other than the reorganization of assets that occurred as a result of the Arrangement.

## RECENT DEVELOPMENTS

### Loon Lake Acquisition

On June 4, 2003 the Trust announced the completion of the Loon Lake Acquisition for $20.8 million. The Loon Lake Property currently comprises 50 gross (20.6 net) producing oil wells . The Loon Lake Property currently produces 385 barrels per day of 38° API oil and 80 mcf per day of natural gas. The Loon Lake Acquisition includes both unit and non-unit interests at the Loon Lake Property. Approximately 84% of current production and 87% of the acquired reserves are represented by a 41.5% working interest in the Loon Slave Point G-Unit, which will be operated by FET Resources. The Loon Lake Property also includes a five year drilling option to earn a 50% interest in 21 sections of undeveloped lands, and ownership in oil processing and power generation facilities. The Loon Lake Acquisition also includes a 50% working interest in 15 sections of land and 5 standing natural gas wells at FET Resources' Tommy Lakes natural gas property in northeastern British Columbia.

FET Resources acquired the properties from New Storm, which has three directors in common with FET Resources. The approval of the transaction was made by the unrelated directors of FET Resources based on an independent engineering evaluation.

## DESCRIPTION OF UNITS

### Units

An unlimited number of Units may be created and issued pursuant to the Trust Indenture. Each Unit shall entitle the holder thereof to one vote at any meeting of the holders of Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder and to one vote at all meetings of Unitholders for each Unit held.

The Units do not represent a traditional investment and should not be viewed by investors as "shares" in either FET Resources or the Trust. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Unit will be a function of anticipated distributable income from FET Resources and the ability of FET Resources to effect long term growth in the value of the Trust. The market price of the Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

### Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of FET Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by FET Resources or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to vote at meeting of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who received FET Exchangeable Shares pursuant to the Arrangement.

### Issuance of Units

The Trust Indenture provides that Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors may determine. The Trust Indenture also provides that FET Resources may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as FET Resources may determine.

**Cash Distributions**

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Notes made by FET Resources to the Trust before the maturity of the Notes. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the Notes to make capital expenditures to develop the business of FET Resources with a view to enhancing FET Resources' cash flow from operations.

For additional information respecting the Units, including information respecting Unitholders' limited liability, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Trust Indenture, see "*Additional Information Respecting Focus Energy Trust*" at pages 20 through 25, inclusive, of the Trust's AIF.

## CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002 and as at March 31, 2003, both before and after giving effect to the offering and the Loon Lake Acquisition.

| **Designation (Authorized)** | **As at December 31, 2002** | **As at March 31, 2003 before giving effect to the offering and the Loon Lake Acquisition** | **As at March 31, 2003 after giving effect to the offering and the Loon Lake Acquisition (4)** |
|---|---|---|---|
| Bank Debt ($70 million) (1) | $51,801,000 | $29,250,000 | $26,210,500 |
| Unitholders' Capital | | | |
| Units (2) (unlimited) | $33,908,902 (22,804,905 Units) | $34,899,870 (23,422,028 Units) | $58,739,370 (25,522,028 Units) |
| Exchangeable Shares (unlimited) | $9,628,379 (5,964,335 Shares) | $8,775,427 (5,389,168 Shares) | $8,775,427 (5,389,168 Shares) |
| Special Voting Rights (3) (unlimited) | $ Nil (1 Unit; 6,160,621 votes) | $ Nil (1 Unit; 5,757,787 votes) | $ Nil (1 Unit; 5,757,787 votes) |

Notes:

(1) FET Resources has a $70 million revolving term facility with a Canadian financial institution. Advances bear interest at the lenders' prime rate or bankers' acceptances plus an applicable margin. The facilities are secured by a $125 million principal amount demand debenture containing a floating charge over all of FET Resources' assets and are subject to annual review where the lenders may redetermine the borrowing base.

(2) In addition, as at the date hereof 1,500,000 Units are reserved for issuance on exercise of rights to purchase Units under the Trust's unit rights incentive plan, of which 360,000 Unit Rights have been granted and are outstanding.

(3) See "*Description of Units - Special Voting Rights*" for a description of the Special Voting Rights.

(4) Based on the issuance of 2,100,000 Units for aggregate gross proceeds of $25,410,000 less the Underwriters' fee of $1,270,500 and expenses of the issue estimated to be $300,000, the net proceeds from this issue are estimated to be $23,839,500, which will be applied to reduce bank indebtedness including that incurred pursuant to the Loon Lake Acquisition, to fund FET Resources' capital expenditure program and for future acquisitions.

(5) As at December 31, 2002 and March 31, 2003 the Trust had accumulated earnings of $44.3 million and $52.3 million, respectively and accumulated Unitholder distributions of $11.1 million and $19.2 million, respectively.

## PRICE RANGE AND TRADING VOLUME OF THE UNITS

The outstanding Units are listed on the TSX under the trading symbol "FET.UN". The following table sets forth the price range and trading volume of the Units as reported by the TSX for the periods indicated.

| Period | High ($) | Low ($) | Volume |
|---|---|---|---|
| **2002** | | | |
| August (29 to 30) | 9.98 | 9.10 | 1,374,500 |
| September | 10.65 | 9.52 | 4,883,511 |
| October | 10.50 | 9.49 | 3,952,340 |
| November | 10.50 | 9.32 | 2,890,309 |
| December | 10.40 | 8.85 | 3,102,351 |
| **2003** | | | |
| January | 10.82 | 10.05 | 3,082,954 |
| February | 11.60 | 10.65 | 2,260,847 |
| March | 11.74 | 10.25 | 1,593,531 |
| April | 11.65 | 10.75 | 1,889,814 |
| May | 12.58 | 11.41 | 1,260,245 |
| June (to June 5) | 12.78 | 12.20 | 546,500 |

Note:

(1) The Units commenced trading on the TSX following the Arrangement on August 29, 2002.

On June 3, 2003, the last trading day prior to the public announcement of the offering, the closing price of the Units on the TSX was $12.60.

## RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Unit amount of monthly cash distributions paid by the Trust for the months indicated since the completion of the Arrangement.

| | Distribution Per Unit |
|---|---|
| **2002** | |
| September [1] | 0.11 |
| October | 0.11 |
| November | 0.11 |
| December | 0.11 |
| **2003** | |
| January | 0.135 |
| February | 0.135 |
| March | 0.135 |
| April | 0.14 |

Notes:

(1) This distribution was the first cash distribution of the Trust following the completion of the Arrangement.
(2) The Trust announced on May 15, 2003 that the next monthly distribution of distributable cash of $0.14 per Unit will be paid on June 16, 2003 to Unitholders of record on May 31, 2003.

The Trust makes cash distributions on the 15th day of each month (or the first business day thereafter) to holders of Units of record on the immediately preceding Distribution Record Date.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about July 15, 2003, provided closing of the offering occurs by June 30, 2003, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on June 16, 2003, the record date for which was May 31, 2003.

## USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Units hereunder are estimated to be $23,839,500 after deducting the fees of $1,270,500 payable to the Underwriters and the estimated expenses of the issue of $300,000. See "*Plan of Distribution*". The net proceeds of the offering will be used by the Trust to subscribe for securities of FET Resources. FET Resources will use the net proceeds of the offering to reduce bank indebtedness including that incurred pursuant to the Loon Lake Acquisition, to fund its capital expenditure program and for future acquisitions. See "*Relationship Among the Trust, FET Resources and a Certain Underwriter*".

## PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 2,100,000 Units to the Underwriters, and the Underwriters have severally agreed to purchase such Units on June 25, 2003, or such other date not later than July 18, 2003 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Units is conditional upon payment at closing of $12.10 per Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $0.605 per Unit for Units issued and sold by the Trust, for an aggregate fee payable by the Trust of $1,270,500, in consideration for their services in connection with the offering. The terms of the offering were determined by negotiation between FET Resources, on behalf of the Trust, and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. Subject to certain exceptions contained in the Underwriting Agreement, if an Underwriter fails to purchase the Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Units. The Underwriters are, however, obligated to take up and pay for all Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and FET Resources will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

It is expected that closing will occur on or about June 25, 2003 or such other date as the Trust and the Underwriters may agree, but not later than July 18, 2003. Definitive certificates representing the Units will be available for delivery at closing.

The Trust has been advised by the Underwriters that, in connection with the offering, the Underwriters may, subject to applicable laws, effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Units or any securities convertible or exchangeable into Units for a period of 90 days subsequent to the closing date of the offering without the consent of Scotia Capital Inc. and CIBC World Markets Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Trust has applied to list the Units distributed pursuant to the offering on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

The Units offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

## RELATIONSHIP AMONG THE TRUST, FET RESOURCES AND A CERTAIN UNDERWRITER

CIBC World Markets Inc. is a wholly-owned subsidiary of a Canadian chartered bank (the "Bank") which is a lender to FET Resources. Accordingly, the Trust may be considered a "connected issuer" of this Underwriter under applicable Canadian securities legislation. Under the Credit Facilities described in Note 1 to the table under "*Consolidated Capitalization of the Trust*" FET Resources was indebted to the Bank for an aggregate amount of $29.3 million as at March 31, 2003. FET Resources is in compliance with all material terms of the agreements governing the Credit Facilities, and the Bank has not waived any material breach by FET Resources of such agreements since their execution. Neither the financial position of FET Resources nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the Credit Facilities was incurred.

The net proceeds of this offering will be used to subscribe for securities of FET Resources. FET Resources will use the net proceeds of the offering to reduce bank indebtedness including that incurred pursuant to the Loon Lake Acquisition, to fund its capital expenditure program and for future acquisitions.

The decision to distribute the Units offered hereby and the determination of the terms of the offering were made through negotiations between FET Resources on behalf of the Trust and the Underwriters. The Bank did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this offering, CIBC World Markets Inc. will receive its share of the underwriting fee payable by the Trust to the Underwriters.

## INTEREST OF EXPERTS

Certain legal matters relating to the offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust, and by Bennett Jones LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group and Bennett Jones LLP, as a group, own, directly or indirectly, less than 1% of the Units.

## CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Bennett Jones LLP (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Unitholder who acquires Units pursuant to this offering and who, for purposes of the Tax Act, holds the Units as capital property and deals at arm's length with the Trust and the Underwriters. Generally speaking, the Units will be considered to be capital property to a Unitholder provided the holder does not hold the Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a Unitholder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Units.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency ("CCRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof (the "Proposed Amendments"), this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative or assessing practices of the CCRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

**This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Units, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.**

**Status of the Trust**

Based upon representations made by FET Resources, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will continue to so qualify. Counsel is advised by FET Resources that it is intended that these requirements of the Tax Act will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence, but in the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

**Income of the Trust**

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for a taxation year all interest on any investments held by the Trust, including interest on the FET Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Trust, dividends which would otherwise be included in its income as dividends received on shares on taxable Canadian corporations, including on the FET Common Shares, owned by the Trust will be deemed to have been received by Unitholders and not by the Trust. The Trust will also be required to include in its income for each taxation year all amounts it receives in respect of resource royalties paid by FET Resources including amounts paid by it to FET Resources in respect of reimbursed Crown charges. The Proposed Amendments stipulate that royalty income must be included in income on an accrued basis as opposed to on a cash received basis. These proposed rules would become effective on Royal Assent. The Trust is not entitled to deduct crown royalty charges but is entitled to claim a deduction for the resource allowance equal to 25% of its "adjusted resource profits". The Proposed Amendments, if enacted, would phase in deductibility of crown royalty charges and eliminate the resources allowance over a 5 year period. The impact of these changes, if enacted as proposed, is uncertain and will vary depending on the difference between non-deductible resource allowance and deductible Crown charges for each taxation year. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of this offering and other offerings of its Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. See "*Taxation of Unitholders Resident in Canada - Income from Units*". Under the Trust Indenture, the Trust generally will be required to distribute all of its income each year to the Unitholders. Accordingly, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. The Trust may choose not to claim all deductions in computing income and taxable income to the maximum extent allowed by the Tax Act.

**Taxation of Unitholders Resident in Canada**

***Income from Units***

Each Unitholder is generally required to include in computing their income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of, a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost

base of the Unitholder's Units. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of a Unit, the adjusted cost base of the Units held by such Unitholder will generally be reduced by such amount.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and certain income from a trust.

***Adjusted Cost Base of Units***

The cost to a Unitholder of a Unit will generally equal the purchase price of the Units plus the amount of any other reasonable costs incurred in connection with the purchase of such Units. These amounts will be required to be averaged with the adjusted cost base of all other Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Unit. Amounts distributed by the Trust to a Unitholder in respect of a Unit will reduce the Unitholder's adjusted cost base of the Unit to the extent that the amount distributed to the Unitholder is in excess the Unitholder's portion of the net income of the Trust, determined under the principles discussed above. To the extent that the adjusted cost base to a holder of a Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Unit in the year in which the negative amount arises.

***Disposition of Units***

An actual or deemed disposition (other than in a tax deferred transaction) of Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual or a trust, except for certain types of trusts, may give rise to alternative minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains.

***Redemption of Units***

A redemption of Units in consideration for cash or Redemption Notes or Notes (each as defined in the Trust's AIF), as the case may be, will be a disposition of such Units for proceeds of disposition equal to the amount of such cash or the fair market value of such Redemption Notes or such Notes, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Units so redeemed. Holders of Redemption Notes or Notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the Redemption Notes or Notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution. Unitholders should consult with their own tax advisors as to the consequences of receiving Redemption Notes or Notes on a redemption.

**Non Residents of Canada**

Any distribution of income of the Trust to a Unitholder who is not resident or deemed to be resident in Canada for purposes of the Tax Act will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. For example, a Unitholder resident in the United

States who is entitled to claim the benefit of the Canada-*US Income Tax Convention*, 1980 will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

A disposition or deemed disposition of a Unit, whether on redemption, by virtue of capital distributions in excess of a Unitholder's adjusted cost base, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a holder who is not resident or deemed to be resident in Canada provided that the Units are not "taxable Canadian property" of the Unitholder for the purposes of the Tax Act. Units will not generally be considered taxable Canadian property to such a holder unless: (a) the Unitholder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (b) the Units are "designated insurance property" of the Unitholder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Units the Unitholder or persons with whom the Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the issued Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

## ELIGIBILITY FOR INVESTMENT

Provided the Trust qualifies as a mutual fund trust, the Units will generally be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (the "Plans"). Plans will not generally be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition on any Units. If the Trust ceases to qualify as a mutual fund trust, Units will cease to be qualified investments for Plans. Adverse tax consequences may apply to a Plan, or an annuitant thereunder, if the Plan acquires or holds property that is not a qualified investment for the plan.

Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights thereunder, as the consideration received on the redemption may, in certain circumstances, not be qualified investments for the Plan.

Provided the Trust restricts its holdings in foreign property within the limits provided in the Tax Act, and provided the Fund qualifies as a mutual fund trust the Units will not be foreign property for Plans (other than registered education savings plans), registered pension plans or other persons subject to tax under Part XI of the Tax Act. Registered education savings plans are not subject to tax under Part XI of the Tax Act.

In the opinion of Counsel, based on the legislation in effect on the date hereof, the provisions of:

*Insurance Companies Act* (Canada);
*Trust and Loan Companies Act* (Canada);
*Cooperative Credit Associations Act* (Canada);
*Pension Benefits Standards Act, 1985* (Canada);
*Loan and Trust Corporations Act* (Alberta);
*Employment Pension Plans Act* (Alberta);
*Financial Institutions Act* (British Columbia);
*The Pension Benefits Act, 1992* (Saskatchewan);
*The Insurance Act* (Manitoba);
*The Trustee Act* (Manitoba);
*The Pension Benefits Act* (Manitoba);
*Pension Benefits Act* (Ontario);
*Loan and Trust Corporations Act* (Ontario);
*an Act respecting insurance* (Québec)
(in respect of insurers other than guarantee fund corporations);
*an Act respecting trust companies and savings companies* (Québec)
(for a trust company investing its own funds and deposits it receives and a savings company investing its funds); and
*Supplemental Pension Plans Act* (Québec).

would not preclude, subject to compliance with prudent investment standards or criteria, or, if applicable, investment policies, procedures or goals which have been filed, where required, with the appropriate regulatory authorities and the general investment provisions of such statutes, an investment in the Units by companies, corporations, pension plans or persons registered thereunder or governed thereby.

## RISK FACTORS

An investment in the Units is subject to certain risks. Investors should carefully consider the following risk factors as well as the risks described under "*Risk Factors*" in the Trust's AIF.

**Possible Failure to Realize Anticipated Benefits of Acquisitions**

The Trust has made the Loon Lake Acquisition to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of the Loon Lake Acquisition will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as the Trust's and FET Resources' ability to realize the anticipated growth opportunities from the Loon Lake Properties. The integration of FET Resources and the Loon Lake Properties will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process.

## LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or FET Resources is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B5. KPMG LLP, Chartered Accountants, became the auditors of the Trust effective April 8, 2003.

The transfer agent and registrar for the Units is Valiant Trust Company at its principal offices in Calgary, Alberta and through its co-agent, Equity Transfer Services Inc., at its office in Toronto, Ontario.

## STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

**PRO FORMA FINANCIAL STATEMENTS OF THE TRUST**
**FOR THE YEAR ENDED DECEMBER 31, 2002**

# Compilation Report

To the Directors of
**FET Resources Ltd., administrator of Focus Energy Trust**

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated statement of income of Focus Energy Trust for the year ended December 31, 2002, which has been prepared for inclusion in the short form prospectus dated June 6, 2003. In our opinion, the unaudited pro forma consolidated statement of income for the year ended December 31, 2002 has been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.

Calgary, Canada
June 6, 2003

Chartered Accountants

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the year ended December 31, 2002
(Unaudited)

| | Focus Energy Trust | Storm Energy Assets (Note 1) | Pro Forma Adjustments (Note 2) | | Pro Forma Focus Energy Trust |
|---|---|---|---|---|---|
| | (audited) | | | | |
| **Revenue** | | | | | |
| Production income | $114,593,548 | (30,093,732) | | | $84,499,816 |
| Royalties | (28,090,718) | 7,328,906 | | | (20,761,812) |
| Alberta Royalty Tax Credit | 389,542 | (63,607) | (111,121) | 2b | 214,815 |
| Other Income | 1,751,327 | | (4,299) | 2c | 1,747,028 |
| | 88,643,699 | | | | 65,699,847 |
| **Expenses** | | | | | |
| Production | 12,975,580 | (3,550,647) | | | 9,424,933 |
| Technical services agreement | 1,501,613 | | 2,698,387 | 2d | 4,200,000 |
| General and administrative | | | | | |
| Direct | 2,546,381 | | (1,946,381) | 2d | 600,000 |
| Executive bonus plan | 554,003 | | 852,870 | 2e | 1,406,873 |
| Interest and financing | 2,472,579 | | (558,147) | 2f | 1,914,432 |
| Depletion and depreciation | 26,720,714 | | (5,758,665) | 2g | 20,962,049 |
| Provision for site restoration and abandonment | 1,225,926 | | (457,585) | 2h | 768,341 |
| | 47,996,796 | | | | 39,276,628 |
| **Income from operations** | 40,646,903 | | | | 26,432,219 |
| Reorganization expenses | 12,717,078 | | | | 12,717,078 |
| **Income before income and other taxes** | 27,929,825 | | | | 13,706,141 |
| **Income and other taxes** | | | | | |
| Future income tax expense | 6,673,206 | | (5,865,209) | 2i | 807,997 |
| Current and Large corporations tax | 2,051,378 | | 246,035 | 2i | 2,297,413 |
| | 8,724,584 | | | | 3,105,410 |
| **Net income for the year** | **$19,205,241** | | | | **$10,600,731** |
| **Weighted average number of Total Trust Units** | 28,210,245 | | | 2j | 28,210,245 |
| **Net income per Trust Unit** | $0.68 | | | | $0.38 |

*See accompanying notes*

## NOTES TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2002

1. **Basis of Presentation**

The accompanying unaudited pro forma consolidated statement of income for the year ended December 31, 2002 (the "Pro Forma Statement") has been prepared to reflect a significant disposition of assets by FET Resources Ltd. (formerly Storm Energy Inc.) to Storm Energy Ltd. through the Arrangement which was effective on August 23, 2002.

The Arrangement converted Storm Energy Inc. from a corporation focused on oil and natural gas exploration and production into two new entities: (i) Storm Energy Ltd. a public corporation concentrating on the exploration and development of oil and natural gas reserves; and (ii) Focus Energy Trust (the "Trust") a trust entity which will distribute a substantial portion of cash to its Unitholders. FET Resources Ltd., a wholly-owned subsidiary of the Trust holds working interests in certain oil and gas properties of Storm Energy Inc.

After giving effect to the Arrangement, the Trust consolidated statement of income has been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc.

The Pro Forma Statement includes the accounts of the Trust, a partnership interest and its wholly-owned subsidiaries FET Resources Ltd. and FET Gas Production Ltd.

The Pro Forma Statement has been prepared by management in accordance with Canadian generally accepted accounting principles. The Pro Forma Statement gives effect to the transactions and assumptions described in Note 2 as if they had occurred at January 1, 2002. The Pro Forma Statement is not indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the Pro Forma Statement are consistent with those in the audited consolidated financial statements of the Trust as at December 31, 2002. The Pro Forma Statement has been prepared from information derived from and should be read in conjunction with the 2002 audited consolidated financial statements of the Trust and Storm Energy Ltd. and the Arrangement. In the opinion of management, the Pro Forma Statement includes all necessary adjustments for a fair presentation of the ongoing entity.

2. **Pro Forma Assumptions and Adjustments**

Under the Arrangement, Storm Energy Inc. was acquired by FET Resources Ltd., the consideration being shares in Storm Energy Ltd. and units of the Trust and FET Resources Ltd. and Storm Energy Inc. were amalgamated to form FET Resources Ltd. As the former Storm Energy Inc. shareholder group owned Storm Energy Ltd. and the Trust (including its wholly-owned subsidiary company FET Resources Ltd.), no adjustment to carrying values of the assets and liabilities of Storm Energy Inc. is required to account for the transaction.

The Pro Forma Statement gives effect to the following assumptions and adjustments:

(a) Under the Arrangement, certain properties held within the consolidated entity of Storm Energy Inc. were transferred such that Storm Energy Ltd. holds a 60 percent working interest in certain oil properties in the Redearth area of Alberta and a 100 percent interest in exploration properties in the Redearth area of Alberta. The net book value of capital assets of Storm Energy Inc. have been allocated to FET Resources Ltd. based on the portion of established oil and gas reserves allocated to FET Resources Ltd. as determined by independent reserve engineers.

(b) Pursuant to the Arrangement certain assets became ineligible for the Alberta Royalty Tax Credit.

(c) Other income relates to facilities and properties allocated to Storm Energy Ltd.

(d) Pursuant to the Technical Services Agreement, FET Resources Ltd. pays to Storm Energy Ltd. in respect of the management, development, exploitation and operations of the properties being transferred to FET Resources Ltd. a fee of $350,000 per month. The agreement terminates on June 30, 2003. Direct general and administrative expenses include compensation for the officers of FET Resources Ltd. and other estimated expenses based on actual expenses incurred by the Trust.

(e) The Executive Bonus Plan provides for a payment of 2.5 percent of Net Production Revenue (as defined in the Bonus Plan) for the year. The amount is settled half in cash and half through the issuance of Trust Units.

(f) As part of the Arrangement, the outstanding debt of Storm Energy Inc. was allocated between the two entities in a 36/64 ratio between Storm Energy Ltd. and FET Resources Ltd. New bank credit facilities were arranged for each of Storm Energy Ltd. and FET Resources Ltd. Accordingly, the interest has been recalculated based on debt of $24,292,399 being allocated to Storm Energy Ltd. Refer to Note 3 of Focus Energy Trust's consolidated financial statements dated December 31, 2002.

(g) Depletion and depreciation has been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to Storm Energy Ltd. based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

(h) The provision for site restoration and abandonment has been adjusted based on the historical provisions related to the facilities and properties allocated to Storm Energy Ltd.

(i) Future income tax has been calculated using the historical effective tax rate of Storm Energy Inc. and of Storm Energy Ltd. and based on the adjustments above. Large corporations tax has been allocated on a proportionate basis and reflects the change in organizational structure pursuant to the Arrangement.

(j) The net income per Trust Unit is based on the weighted average number of Trust Units (subsequent to the Arrangement) or common shares of Storm Energy Inc. (prior to the Arrangement) outstanding during the year.

(k) Costs of $12,717,078 related to the Arrangement are included in the Pro Forma Statement.

## CERTIFICATE OF THE TRUST

Dated: June 6, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

**FOCUS ENERGY TRUST**

**By: FET RESOURCES LTD.**

(Signed) Derek W. Evans
President and Chief Executive Officer

(Signed) William D. Ostlund
Vice President, Finance and Chief Financial Officer

**ON BEHALF OF THE BOARD OF DIRECTORS**

(Signed) John A. Brussa
Director

(Signed) Gerry A. Romanzin
Director

## CERTIFICATE OF THE UNDERWRITERS

Dated: June 6, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

**Scotia Capital Inc.**

By: (Signed) Eric McFadden

**CIBC World Markets Inc.**

By: (Signed) Brenda A. Mason

**RBC Dominion Securities Inc.**

By: (Signed) Robi Contrada

**TD Securities Inc.**

By: (Signed) Gregory B. Saksida

**FirstEnergy Capital Corp.**

By: (Signed) M. Scott Bratt

**J.F. Mackie & Company**

By: (Signed) Scott Riddell

*Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l'autorité en valeurs mobilières de chacune des provinces canadiennes; toutefois, ce document n'est pas encore dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être vendus avant que les autorités en valeurs mobilières n'aient visé le prospectus simplifié.*

*Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié; quiconque donne à entendre le contraire commet une infraction.*

*Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Ces titres n'ont pas été et ne seront pas inscrits en vertu de la* Securities Act of 1933 *des États-Unis, en sa version modifiée, ou des lois sur les valeurs mobilières d'un État. Par conséquent, ces titres ne peuvent être placés ou vendus aux États-Unis et le présent prospectus simplifié ne constitue pas une offre de vente ou une sollicitation d'une offre d'achat de ces titres aux États-Unis. Voir « Mode de placement ».*

**Nouvelle émission** **Le 6 juin 2003**

PROSPECTUS SIMPLIFIÉ PROVISOIRE

# FOCUS ENERGY TRUST

**25 410 000 $**
**2 100 000 parts de fiducie**

Le présent prospectus simplifié assure l'admissibilité du placement de 2 100 000 parts de fiducie (les « parts ») de Focus Energy Trust (la « Fiducie ») au prix de 12,10 $ chacune. Les parts émises et en circulation sont inscrites à la Bourse de Toronto (la « TSX ») sous le symbole « FET.UN ». Le 3 juin 2003, soit le jour de bourse précédant l'annonce du présent placement au public, le cours de clôture des parts s'est établi à 12,60 $ à la TSX. La Fiducie a demandé à la TSX d'inscrire les parts à sa cote. Cette inscription a pour condition que la Fiducie remplisse toutes les exigences en matière d'inscription de la TSX. Le prix d'émission des parts a été fixé par voie de négociation entre FET Resources Ltd. (« FET Resources »), pour le compte de la Fiducie, et Scotia Capitaux Inc., Marchés mondiaux CIBC Inc., RBC Dominion valeurs mobilières Inc., Valeurs Mobilières TD Inc., FirstEnergy Capital Corp. et J.F. Mackie & Company (collectivement, les « preneurs fermes »).

## Prix : 12,10 $ par part

| | Prix d'émission | Rémunération des preneurs fermes | Produit net pour la Fiducie[1] |
|---|---|---|---|
| Par part | 12,10 $ | 0,605 $ | 11,495 $ |
| Total du placement | 25 410 000 $ | 1 270 500 $ | 24 139 500 $ |

Notes

(1) Sans déduire les frais relatifs au présent placement, estimés à 300 000 $, qui seront réglés au moyen des fonds de la Fiducie affectés à des fins générales.

Les souscripteurs qui achètent des parts dans le cadre du présent placement et qui détiennent celles-ci à la date de clôture des registres pertinente auront droit aux distributions à compter de la distribution devant être versée vers le 15 juillet 2003, à la condition que la clôture du présent placement ait lieu d'ici le 30 juin 2003, date de clôture des registres prévue relativement à cette distribution. Les souscripteurs n'auront pas droit à la distribution devant être versée aux porteurs de parts le 16 juin 2003, dont la date de clôture des registres est le 31 mai 2003.

De l'avis des conseillers juridiques, compte tenu des réserves et des hypothèses dont il est question à la rubrique « *Considérations fiscales fédérales canadiennes* », à la date d'émission, les parts faisant l'objet des présentes (i) constitueront des placements admissibles en vertu de la *Loi de l'impôt sur le revenu* (Canada) et du règlement y afférent pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études et (ii) ne constitueront pas des placements interdits en vertu de certaines autres lois énoncées à la rubrique « *Admissibilité à des fins de placement* ».

Les preneurs fermes offrent conditionnellement les parts, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie et leur remise et leur acceptation par les preneurs fermes, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « *Mode de placement* » et sous réserve de l'approbation de certaines questions d'ordre juridique ayant trait au présent placement par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Bennett Jones LLP, pour le compte des preneurs fermes.

**Marchés mondiaux CIBC Inc. est une propriété exclusive d'une banque à charte canadienne qui prête à FET Resources, filiale en propriété exclusive de la Fiducie. Par conséquent, la Fiducie peut être considérée comme un émetteur « associé » à Marchés**

**mondiaux CIBC Inc. au sens des lois canadiennes sur les valeurs mobilières applicables. Voir « *Liens entre la Fiducie, FET Resources et un certain preneur ferme* ».**

Les souscriptions de parts seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Il est prévu que la clôture aura lieu vers le 25 juin 2003 ou à une autre date, au plus tard le 18 juillet 2003, dont la Fiducie et les preneurs fermes pourraient convenir. Les certificats définitifs représentant les parts pourront être remis à la clôture. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, faire des opérations visant à fixer ou à stabiliser le cours des parts à un niveau autre que celui qui serait formé sur le marché libre. Voir « *Mode de placement* ».

**Les parts ne sont des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ils ne sont pas assurés aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.**

## TABLE DES MATIÈRES

## MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. Les mots « prévoir », « continuer », « estimer », « s'attendre à », « peut », « pourrait », « projeter », « devrait », « estimer » et les expressions similaires signalent des énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus susceptibles de faire en sorte que les résultats ou les faits réels diffèrent considérablement de ceux qui sont exprimés dans ces énoncés prospectifs. La Fiducie et FET Resources estiment que les attentes qu'expriment ces énoncés prospectifs sont raisonnables, mais il n'est aucunement certain qu'elles se réaliseront. Par conséquent, les acquéreurs éventuels sont priés de ne pas se fier indûment aux énoncés prospectifs qui figurent dans le présent prospectus simplifié ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne sont valables qu'à la date du présent prospectus simplifié ou à la date indiquée dans les documents qui y sont intégrés par renvoi, selon le cas.

En particulier, le présent prospectus simplifié et les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs ayant trait à ce qui suit :

- les taux de production de pétrole et de gaz naturel;
- les programmes de dépenses en immobilisations;
- la quantité des réserves de pétrole et de gaz naturel;
- les projections relatives aux prix et aux coûts des marchandises;
- l'offre et la demande de pétrole et de gaz naturel;
- les attentes relatives à la capacité de réunir des capitaux et d'obtenir des réserves supplémentaires de façon constante par le biais d'acquisitions et d'activités de mise en valeur;
- le traitement prévu par la réglementation gouvernementale.

Les résultats réels pourraient différer sensiblement de ceux prévus dans ces énoncés prospectifs en raison des facteurs de risque énoncés ci-dessous et ailleurs dans le présent prospectus simplifié :

- la volatilité du prix du pétrole et du gaz naturel sur le marché;
- les responsabilités inhérentes aux activités pétrolières et gazières;
- l'incertitude inhérente à l'estimation des réserves de pétrole et de gaz naturel;
- la concurrence à l'égard, notamment, des capitaux, de l'acquisition des réserves, des terrains inexploités et du personnel compétent;
- l'évaluation incorrecte de la valeur des acquisitions;
- les problèmes géologiques et techniques et les problèmes relatifs au forage et au traitement;
- la fluctuation des cours du change et des taux d'intérêt et la volatilité des marchés boursiers;
- l'incapacité de réaliser les avantages prévus des acquisitions;
- les autres facteurs dont il est question à la rubrique « *Facteurs de risque* ».

Ces facteurs ne devraient pas être considérés comme exhaustifs. La Fiducie et FET Resources déclinent toute obligation de mettre à jour ou de réviser publiquement les énoncés prospectifs.

## ABRÉVIATIONS ET DÉFINITIONS

Dans le présent prospectus simplifié, les abréviations et les termes suivants ont le sens qui leur est donné ci-après :

« **°API** » est une indication de la densité spécifique du pétrole brut mesurée à l'échelle de densité API. Le pétrole liquide ayant une densité spécifique de 28 °API et plus est généralement appelé du pétrole brut léger.

« **b** » désigne un baril ou des barils

« **b/j** » désigne des barils par jour

« **Gpi$^3$** » désigne un milliard de pieds cubes

« **bep** » désigne des barils équivalents de pétrole. Un baril équivalent de pétrole est établi en convertissant un volume de gaz naturel en barils à raison de six kpi$^3$ par baril. Ces facteurs de conversion ne sont pas fondés sur le contenu en énergie ou le prix de celle-ci.

« **bep/j** » désigne des barils équivalents de pétrole par jour

« **kb** » désigne un millier de barils

« **kbep** » désigne un millier de barils équivalents de pétrole

« **kpi$^3$** » désigne un millier de pieds cubes

« **kpi$^3$/j** » désigne un millier de pieds cubes par jour

« **Mb** » désigne un million de barils

« **Mpi$^3$** » désigne un million de pieds cubes

« **Mpi$^3$/j** » désigne un million de pieds cubes par jour

« **LGN** » désigne les liquides de gaz naturel

« **acquisition de Loon Lake** » désigne l'acquisition de la propriété Loon Lake par FET Resources, qui est décrite plus amplement à la rubrique « *Faits nouveaux – Acquisition de Loon Lake* »;

« **acte de fiducie** » désigne l'acte de fiducie modifié et mis à jour daté du 15 juillet 2002 qui régit la Fiducie;

« **actions échangeables de FET** » désigne les actions échangeables, série A de FET Resources;

« **actions ordinaires de FET** » désigne les actions ordinaires de FET Resources;

« **arrangement** » désigne le plan d'arrangement en vertu de la BCAA conclu entre la Fiducie, Storm et New Storm, qui a été réalisé le 23 août 2002, dans le cadre duquel, entre autres choses, la Fiducie a acquis indirectement la totalité des actions ordinaires émises et en circulation de Storm, New Storm a acquis certains éléments d'actif de croissance de Storm et les actions de New Storm ont été placées auprès des ex-porteurs d'actions ordinaires de Storm;

« **BCAA** » désigne la *Business Corporations Act* (Alberta), L.R.A. 2000, c. B-9, en sa version modifiée, y compris le règlement y afférent;

« **billets de FET** » ou « **billets** » désigne les billets subordonnés non garantis à 14 % de FET Resources émis dans le cadre de l'arrangement;

« **conseil d'administration** » ou « **conseil** » désigne le conseil d'administration de FET Resources ou de ses successeurs;

« **convention de prise ferme** » désigne la convention conclue en date du 6 juin 2003 entre la Fiducie, FET Resources et les preneurs fermes relativement au présent placement;

« **convention de vote et d'échange** » désigne la convention de vote et d'échange conclue à la date d'effet;

« **convention relative à la PBN** » désigne la convention relative à la participation aux bénéfices nets datée du 23 août 2002 qui a été conclue entre FET Resources et la Fiducie;

« **date de clôture des registres aux fins d'une distribution** » désigne le dernier jour de chaque mois civil ou une autre date qui pourrait être fixée par le fiduciaire, sauf que le 31 décembre sera dans tous les cas une date de clôture des registres aux fins d'une distribution;

« **date d'effet** » désigne le 23 août 2002;

« **droit de vote spécial** » désigne le droit de vote spécial de la Fiducie, émis et attesté aux termes de l'acte de fiducie, qui est actuellement en circulation et donne droit aux avantages et fait l'objet des restrictions énoncés dans celui-ci;

« **États-Unis** » ou « **É.-U.** » désigne les États-Unis d'Amérique;

« **facilités de crédit** » a le sens qui lui est conféré à la note 1 du tableau de la rubrique « *Structure du capital consolidée de la Fiducie* »;

« **FET Resources** » désigne FET Resources Ltd., société par actions constituée en vertu de la BCAA;

« **fiduciaire** » désigne Valiant Trust Company ou son successeur à titre de fiduciaire de la Fiducie;

« **fiduciaire nommé aux termes de la convention de vote et d'échange** » désigne Valiant Trust Company, fiduciaire initial aux termes de la convention de vote et d'échange, ou tout autre fiduciaire nommé aux termes de celle-ci;

« **Fiducie** » désigne Focus Energy Trust, fiducie établie en vertu des lois de l'Alberta;

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada), L.R.C. 1985, c.1, 5$^{e}$ supplément, en sa version modifiée, y compris le règlement y afférent;

« **New Storm** » désigne Storm Energy Ltd., société par actions constituée en vertu de la BCAA;

« **notice annuelle de la Fiducie** » désigne la notice annuelle de renouvellement de la Fiducie datée du 16 mai 2003;

« **parts** » désigne les parts de fiducie de la Fiducie;

« **placements autorisés** » désigne (i) les obligations émises ou garanties par le gouvernement du Canada ou d'une province canadienne ou un organisme ou un intermédiaire d'un tel gouvernement, (ii) les dépôts à terme, les certificats de placement garanti, les certificats de dépôt ou les acceptations bancaires émis ou garantis par une banque à charte canadienne ou d'autres institutions financières dont les titres d'emprunt ou les dépôts à court terme ont obtenu au moins la cote A ou l'équivalent de Standard & Poor's Corporation, Moody's Investors Service, Inc. ou Dominion Bond Rating Service Limited et (iii) le papier commercial ayant obtenu au moins la cote A ou l'équivalent de Dominion Bond Rating Service Limited, venant à échéance dans chacun des cas dans les 180 jours suivant la date de l'acquisition;

« **porteurs de parts** » ou « **porteur de parts** » désigne les porteurs des parts;

« **preneurs fermes** » désigne, collectivement, Scotia Capitaux Inc., Marchés mondiaux CIBC Inc., RBC Dominion valeurs mobilières Inc., Valeurs Mobilières TD Inc., FirstEnergy Capital Corp. et J.F. Mackie & Company;

« **propriété Loon Lake** » désigne les participations dans les réserves de pétrole et de gaz naturel et les installations connexes situées dans la zone principale de la Fiducie de Red Earth, en Alberta, devant être acquises par FET Resources dans le cadre de l'acquisition de Loon Lake, qui sont décrites plus amplement à la rubrique « *Faits nouveaux – Acquisition de Loon Lake* »;

« **PBN** » désigne la participation aux bénéfices nets, commençant le 23 août 2002, donnant droit à la Fiducie à environ 99 % des rentrées de fonds nettes produites par certaines des participations pétrolières et gazières actuelles et futures et les biens corporels connexes appartenant, directement ou indirectement, à FET Resources, compte tenu de certains frais, dépenses et déductions;

« **Storm** » désigne Storm Energy Inc., société devancière de FET Resources, constituée en vertu de la BCAA;

« **TSX** » désigne la Bourse de Toronto.

Le singulier englobe le pluriel et le masculin englobe le féminin, et vice versa.

Sauf indication contraire, toutes les sommes indiquées dans le présent prospectus simplifié sont exprimées en dollars canadiens.

## DOCUMENTS INTÉGRÉS PAR RENVOI

**L'information intégrée par renvoi au présent prospectus simplifié provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada.** On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au vice-président, Finances et chef des finances de FET Resources au 205, 5th Avenue S.W., bureau 3250, Calgary (Alberta) T2P 2V7, téléphone (403) 781-8409. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au vice-président, Finances et chef des finances de FET Resources, à l'adresse et au numéro de téléphone indiqués ci-dessus. En outre, on peut obtenir les documents intégrés par renvoi aux présentes auprès des commissions des valeurs mobilières ou autorités similaires au Canada par l'intermédiaire du site Web de SEDAR, à l'adresse www.sedar.com. Le numéro de profil SEDAR de la Fiducie est le 18353.

Les documents suivants de la Fiducie, qui ont été déposés auprès des diverses commissions des valeurs mobilières ou autorités similaires des provinces canadiennes, sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle de la Fiducie et le rapport de gestion pour l'exercice terminé le 31 décembre 2002 qui y est intégré par renvoi;

b) les états financiers consolidés comparatifs vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2002 et à cette date, ainsi que les notes complémentaires et le rapport des vérificateurs y afférent;

c) la circulaire d'information de la Fiducie datée du 8 avril 2003 relative à l'assemblée annuelle et extraordinaire des porteurs de parts qui a eu lieu le 15 mai 2003, à l'exclusion des rubriques intitulées « *Rapport du comité de rémunération* », « *Graphique sur le rendement* » et « *Régie de la Fiducie* »;

d) les états financiers consolidés comparatifs non vérifiés de la Fiducie pour le trimestre terminé le 31 mars 2003 et à cette date, qui se trouvent dans le rapport intermédiaire du premier trimestre de la Fiducie;

e) le rapport de gestion pour le trimestre terminé le 31 mars 2003.

Les avis de changement important (à l'exclusion des avis de changement important confidentiels), les états financiers intermédiaires comparatifs, les états financiers annuels comparatifs et le rapport des vérificateurs y afférent ainsi que les circulaires d'information (à l'exclusion des parties de celles-ci qu'il n'est pas nécessaire d'intégrer aux présentes par renvoi aux termes de la norme canadienne 44-101 des autorités en valeurs mobilières canadiennes) déposés par la Fiducie auprès des commissions des valeurs mobilières ou des organismes de réglementation similaires des provinces canadiennes entre la date du présent prospectus simplifié et la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

**Tout énoncé faisant partie d'un document intégré aux présentes par renvoi, ou réputé l'être, est réputé modifié ou remplacé aux fins du présent prospectus simplifié dans la mesure où un énoncé fait dans les présentes ou dans un autre document déposé par la suite, qui est également intégré aux présentes par renvoi, ou réputé l'être, modifie ou remplace cet énoncé. Il n'est pas nécessaire que le nouvel énoncé indique qu'il modifie ou remplace un énoncé antérieur, ni qu'il donne d'autres renseignements énoncés dans le document qu'il modifie ou remplace. Si une telle modification ou un tel remplacement est fait, cela ne doit pas être réputé signifier, à quelque fin que ce soit, que l'énoncé modifié ou remplacé, au moment où il a été fait, constituait une information fausse ou trompeuse, un énoncé faux d'un fait important ou une omission d'énoncer un fait important qui est requis ou dont la mention est nécessaire pour faire en sorte qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait. Tout énoncé ainsi modifié ou remplacé n'est pas réputé faire partie du présent prospectus simplifié, sauf dans la mesure où il est ainsi modifié ou remplacé.**

## FOCUS ENERGY TRUST

### Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de la province d'Alberta et établie conformément à l'acte de fiducie. Le siège social et établissement principal de la Fiducie est situé au 205, 5th Avenue S.W., bureau 3250, Calgary (Alberta) T2P 2V7. La Fiducie a été établie aux fins suivantes :

- investir dans les titres de FET Resources et participer à l'arrangement;
- acquérir la participation aux bénéfices nets aux termes de la convention relative à la PBN;
- acquérir d'autres titres de FET Resources et d'autres entreprises, y compris des personnes morales, des sociétés de personnes ou des fiducies, ou investir dans de tels titres, et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;
- aliéner quelque partie que ce soit de ses biens, y compris les titres de FET Resources;
- détenir temporairement des espèces et des placements dans le but de payer ses frais et ses dettes, faire d'autres placements autorisés conformément à l'acte de fiducie, régler les sommes qu'elle doit payer dans le cadre des rachats de parts de fiducie et verser des distributions aux porteurs de parts;
- payer les frais liés à ce qui précède.

Le fiduciaire ne peut acquérir des placements qui pourraient faire en sorte a) que le coût indiqué de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par l'article 5000 du Règlement de l'impôt ou b) que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du bénéfice net de la Fiducie. Il est actuellement prévu que le seul revenu que touchera la Fiducie proviendra de l'intérêt reçu sur le capital des billets et de la convention relative à la PBN. La Fiducie verse des distributions en espèces mensuelles aux porteurs de parts (depuis le 15 octobre 2002) constituées des intérêts créditeurs réalisés sur les billets et du revenu provenant de la convention relative à la PBN, déduction faite des frais, s'il y a lieu, et des rachats contre espèces de parts de fiducie.

**Structure de la Fiducie**

Le schéma suivant présente la structure de la Fiducie à la date des présentes.


Porteurs de parts
de la Fiducie(1)
Distributions en espèces
Fiducie
Actions
échangeables
Rentrées de fonds(2)
Placements(2)
FET Resources(3)
40 %
FET Gas Production Ltd.(4)
Redearth
Partnership

Notes

(1) La Fiducie appartient en totalité aux porteurs de parts.

(2) Les rentrées de fonds représentent des versements effectués par FET Resources à la Fiducie à l'égard des versements d'intérêt sur les billets et le revenu réalisé par la Fiducie aux termes de la convention relative à la PBN. Outre ces sommes, FET Resources peut faire à la Fiducie des remboursements anticipés du capital des billets avant l'échéance de ces derniers.

(3) FET Resources est une filiale en propriété exclusive de la Fiducie. La Fiducie investira les fonds recueillis grâce à l'émission ultérieure de parts de fiducie dans des titres additionnels de FET Resources afin de permettre à cette dernière de faire des dépenses en immobilisations. En outre, la Fiducie pourrait réinvestir une tranche du revenu reçu de FET Resources ainsi que les remboursements du capital des billets dans des titres additionnels de FET Resources afin de permettre à cette dernière de faire des dépenses en immobilisations.

(4) FET Gas Production Ltd. est une filiale en propriété exclusive de FET Resources.

Conformément aux modalités de l'acte de fiducie et du droit de vote spécial émis au fiduciaire, les porteurs de parts et les porteurs d'actions échangeables de FET peuvent indiquer à la Fiducie comment voter relativement à toutes les questions qui sont soumises à cette dernière, y compris l'élection des administrateurs de FET Resources, l'approbation des états financiers de la Fiducie et la nomination de ses vérificateurs.

## DESCRIPTION DES ACTIVITÉS

### Introduction

FET Resources exerce activement des activités d'exploitation, de mise en valeur, d'acquisition et de production de pétrole et de gaz naturel en Colombie-Britannique et en Alberta. Le plan d'affaires de FET Resources consiste à maximiser le rendement que la Fiducie tire de ses propriétés pétrolifères et gazéifères et de son actif connexe. Lorsque cela sera possible, FET Resources compte accroître ses réserves en y ajoutant des réserves de qualité et de longue durée offrant un potentiel d'exploitation à faible risque.

Lorsqu'elle examine des participations ou des acquisitions éventuelles, FET Resources tient compte d'un certain nombre de facteurs, y compris (i) la valeur actualisée des revenus futurs tirés de ces propriétés qui proviendront des réserves productives prouvées, des réserves prouvées totales et des réserves établies, (ii) le potentiel de mise en valeur du gisement, (iii) si l'infrastructure existante dans la zone d'intérêt est suffisante pour faire face à une activité accrue, (iv) le coût des activités de mise en valeur éventuelles, (v) les placements dans des propriétés qui comportent des réserves de moyenne ou de longue durée et (vi) la capacité de FET Resources d'augmenter la valeur des propriétés acquises au moyen d'activités d'exploitation et de forage de mise en valeur supplémentaires. **Le conseil d'administration peut, à sa discrétion, approuver des acquisitions d'éléments d'actif ou de sociétés ou des placements qui ne sont pas conformes à ces lignes directrices après avoir examiné les aspects qualitatifs des propriétés visées, y compris le profil de risque, le potentiel sur le plan technique, la durée des réserves et la qualité des éléments d'actif.**

### Acquisitions et aliénations importantes

Ni la Fiducie ni FET Resources n'ont réalisé d'acquisition ou d'aliénation de propriété importante au cours de l'exercice terminé le 31 décembre 2002, à l'exception de la restructuration de l'actif qui est survenu en raison de l'arrangement.

## FAITS NOUVEAUX

### Acquisition de Loon Lake

Le 4 juin 2003, la Fiducie a annoncé la réalisation de l'acquisition de Loon Lake en contrepartie de 20,8 M$. La propriété Loon Lake compte actuellement 50 puits de pétrole productifs bruts (20,6 puits nets). La propriété Loon Lake produit actuellement 385 b/j de pétrole à 38 °API et 88 kpi$^3$/j de gaz naturel. L'acquisition de Loon Lake vise des participations faisant ou non l'objet d'une exploitation concertée à la propriété Loon Lake. Environ 84 % de la production actuelle et 87 % des réserves acquises sont représentées par un intérêt économique direct de 41,5 % dans la concession Loon Slave Point G, dont FET Resources sera l'exploitante. La propriété Loon Lake comprend également une option de forage sur cinq ans permettant d'acquérir une participation de 50 % dans 21 sections de terrains inexploités et la propriété d'installations de traitement du pétrole et de production d'électricité. L'acquisition de Loon Lake vise également un intérêt économique direct de 50 % dans 15 sections de terrains et cinq puits de gaz naturel inactifs à la propriété gazéifère Tommy Lakes de FET Resources, située dans le nord-est de la Colombie-Britannique.

FET Resources a acquis les propriétés de New Storm, qui a trois administrateurs en commun avec elle. L'opération a été approuvée par les administrateurs non reliés de FET Resources d'après une évaluation technique indépendante.

## DESCRIPTION DES PARTS

### Parts

Un nombre illimité de parts peuvent être créées et émises aux termes de l'acte de fiducie. Chaque part donne à son porteur le droit d'exprimer une voix à toutes les assemblées des porteurs de parts et représente une participation véritable indivise égale dans les distributions de la Fiducie (qu'elles soient faites sur le bénéfice net, les gains en capital réalisés nets ou d'autres sommes) et dans l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts en circulation permettent à leurs porteurs de recevoir une part égale des distributions de la Fiducie et, en cas de dissolution ou de liquidation de celle-ci, une part égale de l'actif net de la Fiducie. Toutes les parts ont égalité de rang, de façon proportionnelle, sans privilège ni priorité. Chaque part est transférable, ne comporte aucun droit de conversion ou droit préférentiel de souscription, permet à son porteur d'exiger

que la Fiducie rachète une partie ou la totalité des parts qu'il détient et lui confère une voix par part détenue à toutes les assemblées des porteurs de parts.

Les parts ne constituent pas un mode de placement traditionnel et les épargnants ne devraient pas les considérer comme des « actions » de FET Resources ou de la Fiducie. Les porteurs de parts de la Fiducie, à ce titre, ne bénéficieront pas des droits prévus par la loi qui découlent habituellement de la propriété d'actions d'une société, par exemple le droit d'intenter un recours en cas d'abus ou une action oblique. Le cours d'une part sera fonction du revenu distribuable prévu de FET Resources et de la capacité de celle-ci d'obtenir la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie fluctuera en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment les taux d'intérêt, les prix des marchandises et la capacité de la Fiducie d'acquérir des éléments d'actif supplémentaires. L'évolution de la conjoncture du marché pourrait avoir une incidence défavorable sur le cours des parts.

Les parts ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie et les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

**Droits de vote spéciaux**

Pour que la Fiducie dispose de plus de latitude afin d'effectuer des acquisitions d'entreprises, l'acte de fiducie permet la création de droits de vote spéciaux qui lui permettront d'accorder des droits de vote aux porteurs des actions échangeables de FET et, à l'avenir, aux porteurs d'autres actions échangeables que FET Resources ou d'autres filiales de la Fiducie pourraient émettre dans le cadre d'autres opérations visant des actions échangeables.

Un nombre illimité de droits de vote spéciaux peuvent être créés et émis aux termes de l'acte de fiducie. Les porteurs de droits de vote spéciaux n'auront pas droit aux distributions de quelque nature que ce soit versées par la Fiducie, mais ils auront droit, aux assemblées des porteurs de parts, au nombre de voix prescrit par le conseil d'administration dans la résolution autorisant l'émission de droits de vote spéciaux. Sauf pour ce qui est du droit de voter aux assemblées des porteurs de parts, les droits de vote spéciaux ne confèrent aucun autre droit à leurs porteurs.

Conformément aux modalités de la convention de vote et d'échange, la Fiducie a émis un droit de vote spécial au fiduciaire nommé aux termes de la convention de vote et d'échange au profit de toutes les personnes qui ont reçu des actions échangeables de FET dans le cadre de l'arrangement.

**Émission de parts**

L'acte de fiducie prévoit que des parts, y compris des droits, des bons de souscription et d'autres titres visant l'achat de parts, la conversion en parts ou l'échange contre des parts, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil d'administration. L'acte de fiducie prévoit également que FET Resources peut autoriser la création et l'émission de débentures, de billets et d'autres titres d'emprunt de la Fiducie, selon les modalités, aux personnes et moyennant la contrepartie établies par FET Resources.

**Distributions en espèces**

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du bénéfice net que la Fiducie tire des intérêts créditeurs sur les billets et du revenu obtenu aux termes de la PBN, déduction faite des frais et des obligations de la Fiducie exigibles et courus qui sont imputables à son bénéfice net. En outre, les porteurs de parts de la Fiducie peuvent, à la discrétion du conseil d'administration, toucher des distributions relativement aux remboursements anticipés du capital des billets effectués par FET Resources à la Fiducie avant l'échéance des billets. Toutefois, il est prévu que la Fiducie réinvestira une part considérable des remboursements du capital des billets en vue de faire des dépenses en immobilisations destinées à accroître l'exploitation de FET Resources et d'ainsi augmenter les fonds provenant de l'exploitation de celle-ci.

Pour obtenir de plus amples renseignements au sujet des parts, y compris au sujet de la responsabilité limitée des porteurs de parts, du droit au rachat de parts, des assemblées des porteurs de parts et des modifications de l'acte de fiducie, voir la rubrique « *Renseignements supplémentaires relatifs à Focus Energy Trust* » de la notice annuelle de la Fiducie.

## STRUCTURE DU CAPITAL CONSOLIDÉE DE LA FIDUCIE

Le tableau suivant établit la structure du capital consolidée de la Fiducie au 31 décembre 2002 et au 31 mars 2003, compte tenu et non tenu du présent placement et de l'acquisition de Loon Lake.

| Désignation (autorisée) | Au 31 décembre 2002 | Au 31 mars 2003 compte non tenu du présent placement et de l'acquisition de Loon Lake | Au 31 mars 2003 compte tenu du présent placement et de l'acquisition de Loon Lake[4] |
|---|---|---|---|
| Dette bancaire (70 millions de dollars)[1] | 51 801 000 $ | 29 250 000 $ | 26 210 500 $ |
| Avoir des porteurs de parts | | | |
| Parts[2] | 33 908 902 $ | 34 899 870 $ | 58 739 370 $ |
| (nombre illimité) | (22 804 905 parts) | (23 422 028 parts) | (25 522 028 parts) |
| Actions échangeables | 9 628 379 $ | 8 775 427 $ | 8 775 427 $ |
| (nombre illimité) | (5 964 335 actions) | (5 389 168 actions) | (5 389 168 actions) |
| Droits de vote spéciaux[3] | néant $ | néant $ | néant $ |
| (nombre illimité) | (1 part, 6 160 621 votes) | (1 part, 5 757 787 votes) | (1 part, 5 757 787 votes) |

Notes

(1) FET Resources a une facilité de crédit à terme renouvelable de 70 millions de dollars auprès d'une institution financière canadienne. Les avances de fonds portent intérêt au taux préférentiel des prêteurs ou au taux des acceptations bancaires majoré d'une marge applicable. Les facilités sont garanties par le capital de 125 millions de dollars d'une débenture remboursable sur demande comportant une charge variable sur la totalité de l'actif de FET Resources; les facilités font l'objet d'une révision annuelle aux termes de laquelle les prêteurs peuvent réviser les modalités d'emprunt.

(2) De plus, à la date du présent placement, 1 500 000 parts sont réservées aux fins d'émission à l'exercice des droits visant la souscription de parts aux termes du régime de droits de souscription de parts de fiducie de la Fiducie; 360 000 droits de souscription de parts ont été octroyés et sont en circulation.

(3) Se reporter à la rubrique « Description des parts – Droits de vote spéciaux » pour une description des droits de vote spéciaux.

(4) Compte tenu de l'émission de 2 100 000 parts pour un produit brut total de 25 410 000 $ moins les honoraires de 1 270 500 $ des preneurs fermes et des frais d'émission évalués à 300 000 $; le produit net de l'émission, évalué à 23 839 500 $, sera utilisé pour réduire la dette bancaire, y compris la dette contractée aux termes de l'acquisition de Loon Lake, pour financer le programme de dépenses en immobilisations de FET Resources ainsi que des acquisitions futures.

(5) Au 31 décembre 2002 et au 31 mars 2003, la fiducie avait des bénéfices non répartis s'élevant respectivement à 44,3 millions de dollars et à 52,3 millions de dollars et des distributions aux porteurs de parts accumulées de 11,1 millions de dollars et de 19,2 millions de dollars, respectivement.

## VARIATION DU COURS ET VOLUME DE NÉGOCIATION DES PARTS

Les parts en circulation sont inscrites à la cote de la TSX sous le symbole « FET.UN ». Le tableau suivant présente les cours extrêmes et le volume de négociation des parts à la TSX pendant les périodes indiquées :

| Période | Haut (en dollars) | Bas (en dollars) | Volume |
|---|---|---|---|
| **2002** | | | |
| Août (29 et 30) | 9,98 | 9,10 | 1 374 500 |
| Septembre | 10,65 | 9,52 | 4 883 511 |
| Octobre | 10,50 | 9,49 | 3 952 340 |
| Novembre | 10,50 | 9,32 | 2 890 309 |
| Décembre | 10,40 | 8,85 | 3 102 351 |

| Période | Haut (en dollars) | Bas (en dollars) | Volume |
|---|---|---|---|
| **2003** | | | |
| Janvier | 10,82 | 10,05 | 3 082 954 |
| Février | 11,60 | 10,65 | 2 260 847 |
| Mars | 11,74 | 10,25 | 1 593 531 |
| Avril | 11,65 | 10,75 | 1 889 814 |
| Mai | 12,58 | 11,41 | 1 260 245 |
| Juin (jusqu'au 5) | 12,78 | 12,20 | 546 500 |

Note

(1) Les parts sont négociées à la TSX depuis la réalisation de l'arrangement, soit le 29 août 2002.

Le 3 juin 2003, soit le jour de bourse précédant l'annonce du présent placement au public, le cours de clôture des parts s'est établi à 12,60 $ à la TSX.

## DISTRIBUTIONS EN ESPÈCES

Le tableau suivant présente le montant des distributions en espèces mensuelles par part versées par la Fiducie pour les mois indiqués depuis la réalisation de l'arrangement.

| | Distribution par part |
|---|---|
| **2002** | |
| Septembre[(1)] | 0,11 |
| Octobre | 0,11 |
| Novembre | 0,11 |
| Décembre | 0,11 |
| **2003** | |
| Janvier | 0,135 |
| Février | 0,135 |
| Mars | 0,135 |
| Avril | 0,14 |

Notes

(1) Cette distribution était la première distribution en espèces faite par la Fiducie après la réalisation de l'arrangement.
(2) La Fiducie a annoncé le 15 mai 2003 que la prochaine distribution mensuelle d'espèces distribuables de 0,14 $ par part sera versée le 16 juin 2003 aux porteurs de parts inscrits le 31 mai 2003.

La Fiducie verse des distributions en espèces le 15e jour de chaque mois (ou le jour ouvrable suivant) aux porteurs de parts de fiducie inscrits à la date de clôture des registres aux fins d'une distribution précédente.

Les souscripteurs qui achètent des parts dans le cadre du présent placement et qui détiennent celles-ci à la date de clôture des registres pertinente auront droit aux distributions à compter de la distribution devant être versée vers le 15 juillet 2003, à la condition que la clôture du présent placement ait lieu d'ici le 30 juin 2003, date de clôture des registres prévue relativement à cette distribution. Les souscripteurs n'auront pas droit à la distribution devant être versée aux porteurs de parts le 16 juin 2003, dont la date de clôture des registres est le 31 mai 2003.

## EMPLOI DU PRODUIT

Le produit net que la Fiducie tirera de la vente des parts qui font l'objet du présent prospectus est estimé à 23 839 500 $, déduction faite de la rémunération de 1 270 500 $ payable aux preneurs fermes et des frais d'émission estimés à 300 000 $. Voir « *Mode de placement* ». La Fiducie affectera le produit net tiré du présent placement à la souscription de titres de FET Resources.

FET Resources affectera le produit net tiré du présent placement à la réduction de sa dette bancaire, y compris celle contractée dans le cadre de l'acquisition de Loon Lake, au financement de son programme de dépenses en immobilisations et à des acquisitions futures. Voir « *Liens entre la Fiducie, FET Resources et un certain preneur ferme* ».

## MODE DE PLACEMENT

Aux termes de la convention de prise ferme, la Fiducie a convenu d'émettre et de vendre aux preneurs fermes, et ces derniers ont individuellement convenu d'acheter, un nombre global de 2 100 000 parts le 25 juin 2003, ou à une autre date, au plus tard le 18 juillet 2003, dont les parties à la convention de prise ferme pourraient convenir. Les parts ne seront remises que si les preneurs fermes versent à la Fiducie, à la clôture, 12,10 $ par part. La convention de prise ferme prévoit que la Fiducie versera aux preneurs fermes une rémunération de 0,605 $ par part émise et vendue par la Fiducie, soit une rémunération globale de 1 270 500 $, en contrepartie de leurs services dans le cadre du présent placement. Les modalités du présent placement ont été établies par voie de négociation entre FET Resources, pour le compte de la Fiducie, et les preneurs fermes.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et ces derniers peuvent y mettre fin, à leur discrétion, si certaines conditions se réalisent. Sous réserve de certaines exceptions prévues dans la convention de prise ferme, si l'un des preneurs fermes n'achète pas les parts qu'il avait convenu d'acheter, les autres preneurs fermes pourront, sans y être tenus, acheter les parts en question. Toutefois, les preneurs fermes sont tenus de prendre en livraison et de payer toutes les parts si au moins l'une d'entre elles est achetée aux termes de la convention de prise ferme. La convention de prise ferme prévoit également que la Fiducie et FET Resources indemniseront les preneurs fermes ainsi que leurs administrateurs, les membres de leur direction, leurs mandataires, leurs actionnaires et leurs employés de certaines responsabilités et de certains frais.

Il est prévu que la clôture aura lieu vers le 25 juin 2003 ou à une autre date dont la Fiducie et les preneurs fermes pourraient convenir, au plus tard le 18 juillet 2003. Les certificats définitifs représentant les parts pourront être remis à la clôture.

Les preneurs fermes ont avisé la Fiducie que, dans le cadre du présent placement, ils peuvent, sous réserve des lois applicables, faire des opérations visant à fixer ou à stabiliser le cours des parts à un niveau autre que celui qui serait formé sur le marché libre. Ces opérations, si elles sont commencées, peuvent être interrompues à tout moment.

La Fiducie a convenu de ne pas, sous réserve de certaines exceptions, pendant la période de 90 jours suivant la date de clôture du présent placement, placer ou émettre des parts ou des titres convertibles en parts ou échangeables contre des parts, ni s'engager à le faire, sans le consentement de Scotia Capitaux Inc. et de Marchés mondiaux CIBC Inc., pour le compte des preneurs fermes, qui ne pourra refuser ce consentement sans motif valable.

La Fiducie a demandé à la TSX d'inscrire à sa cote les parts qui font l'objet du présent placement. Cette inscription a pour condition que la Fiducie remplisse toutes les exigences en matière d'inscription de la TSX.

Les parts qui font l'objet des présentes n'ont pas été et ne seront pas inscrites en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « Loi sur les valeurs mobilières américaine »), ou des lois sur les valeurs mobilières d'un État. Par conséquent, elles ne peuvent être placées ni vendues aux États-Unis ni à des personnes des États-Unis (au sens donné au terme *U.S. Person* dans le règlement S de la Loi sur les valeurs mobilières américaine), sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi sur les valeurs mobilières américaine ou des lois sur les valeurs mobilières applicables des États.

## LIENS ENTRE LA FIDUCIE, FET RESOURCES ET UN CERTAIN PRENEUR FERME

Marchés mondiaux CIBC Inc. est une filiale en propriété exclusive d'une banque à charte canadienne (la « banque ») qui prête à FET Resources. Par conséquent, la Fiducie peut être considérée comme un « émetteur associé » à ce preneur ferme en vertu des lois canadiennes sur les valeurs mobilières applicables. Au 31 mars 2003, FET Resources devait à la banque une somme globale de 29,3 M$ aux termes des facilités de crédit décrites à la note 1 du tableau qui figure à la rubrique « *Structure du capital consolidée de la Fiducie* ». FET Resources respecte toutes les modalités importantes des conventions régissant les facilités de crédit et la banque n'a pas renoncé à ses droits en cas de violation déterminante de ces conventions par FET Resources depuis la signature de celles-ci. Ni la situation financière de FET Resources ni la valeur de la garantie donnée à l'égard des facilités de crédit n'a changé sensiblement depuis que celles-ci ont été contractées.

Le produit net du présent placement sera utilisé en vue de souscrire des titres de FET Resources. FET Resources affectera le produit net tiré du présent placement à la réduction de sa dette bancaire, y compris celle contractée dans le cadre de l'acquisition de Loon Lake, au financement de son programme de dépenses en immobilisations et à des acquisitions futures.

La décision de placer les parts qui font l'objet des présentes a été prise, et les modalités du présent placement ont été établies, par voie de négociation entre FET Resources, pour le compte de la Fiducie, et les preneurs fermes. La banque n'a participé ni à cette décision ni à l'établissement de ces modalités, mais elle a été informée de l'émission et des modalités de celles-ci. En conséquence de la présente émission, Marchés mondiaux CIBC Inc. recevra sa part de la rémunération payable aux preneurs fermes.

## INTÉRÊTS DES EXPERTS

Certaines questions d'ordre juridique ayant trait au présent placement seront examinées par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Bennett Jones LLP, pour le compte des preneurs fermes. À la date des présentes, les associés et les avocats salariés de Burnet, Duckworth & Palmer LLP et de Bennett Jones LLP sont collectivement propriétaires, directement ou indirectement, de moins de 1 % des parts.

## CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Burnet, Duckworth & Palmer LLP et de Bennett Jones LLP (collectivement, les « conseillers juridiques »), le texte qui suit résume fidèlement les principales considérations fiscales fédérales canadiennes, en vertu de la Loi de l'impôt, généralement applicables au porteur de parts qui fait l'acquisition de parts dans le cadre du présent placement et qui, aux fins de la Loi de l'impôt, détient les parts à titre d'immobilisations et n'a aucun lien de dépendance avec la Fiducie et les preneurs fermes. En général, les parts seront considérées comme des immobilisations pour leur porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise de négociation de titres et qu'il ne les ait pas acquises au moyen d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Certaines parts qui, autrement, ne seraient pas considérées comme des immobilisations pourraient l'être, dans certaines circonstances, si leurs porteurs font le choix permis par le paragraphe 39(4) de la Loi de l'impôt. Le présent résumé ne s'applique pas (i) au porteur de parts qui est une « institution financière », au sens de la Loi de l'impôt, aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur de parts dans lequel une participation constituerait un « abri fiscal déterminé » au sens de la Loi de l'impôt ni (iii) au porteur de parts qui constitue une « institution financière déterminée », au sens de la Loi de l'impôt. Un tel porteur devrait consulter son fiscaliste avant d'investir dans les parts.

Le présent résumé est fondé sur les dispositions de la Loi de l'impôt en vigueur en date des présentes et sur l'interprétation que donnent les conseillers juridiques aux pratiques administratives publiées actuelles de l'Agence des douanes et du revenu du Canada (l'« ADRC »). Sauf pour ce qui est des propositions expresses visant à modifier la Loi de l'impôt qui ont été annoncées publiquement par le ministre des Finances fédéral avant la date des présentes (les « modifications proposées »), le présent résumé ne tient pas compte ni ne prévoit de modifications de la législation en matière d'impôt sur le revenu, que ce soit par voie législative, réglementaire ou judiciaire, ni de modifications aux pratiques administratives ou de cotisation de l'ADRC. Le présent résumé n'aborde pas toutes les considérations fiscales fédérales canadiennes possibles et ne tient pas compte des considérations fiscales provinciales, territoriales ou étrangères découlant de l'acquisition, de la propriété ou de la disposition de parts. Sauf indication contraire, le présent résumé repose sur l'hypothèse selon laquelle toutes les opérations décrites dans les présentes se font à la juste valeur marchande.

**Le présent résumé est général et n'est pas destiné à constituer un avis fiscal ou juridique à l'intention des acquéreurs ou porteurs de parts éventuels, et il ne doit pas être interprété comme tel; aucune déclaration n'est faite quant aux conséquences fiscales applicables à un acquéreur ou porteur éventuel. Par conséquent, les porteurs de parts éventuels devraient consulter leur fiscaliste en ce qui a trait à leur situation particulière.**

### Régime fiscal de la Fiducie

Selon des déclarations faites par FET Resources, de l'avis des conseillers juridiques, la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » au sens de la Loi de l'impôt, et le présent résumé présume qu'elle continuera de l'être. Les conseillers juridiques ont été informés par FET Resources qu'il est prévu que la Fiducie continuera de remplir ces exigences de la Loi de l'impôt afin de demeurer admissible à titre de fiducie de fonds communs de placement pendant toute son

existence. Dans le cas contraire, les considérations fiscales pourraient être, à certains égards, considérablement différentes de celles qui sont décrites ci-dessous.

**Revenu de la Fiducie**

La Fiducie est assujettie à l'impôt au cours de chaque année d'imposition sur son revenu de l'année comme si elle était un particulier distinct. L'année d'imposition de la Fiducie correspond à l'année civile.

Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie est tenue d'inclure tout l'intérêt sur les placements qu'elle détient, y compris l'intérêt sur les billets de FET, qui lui revient jusqu'à la fin de l'année ou qu'elle peut recevoir ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où cet intérêt avait été pris en considération dans le calcul de son revenu d'une année d'imposition précédente. À la condition que la Fiducie fasse les attributions appropriées, tous les dividendes qu'elle aurait inclus dans son revenu à titre de dividendes reçus sur des actions de sociétés canadiennes imposables dont elle est propriétaire, y compris les actions ordinaires de FET, seront réputés avoir été reçus par les porteurs de parts et non par la Fiducie. La Fiducie sera également tenue d'inclure dans son revenu de chaque année d'imposition toutes les sommes qu'elle reçoit à l'égard des redevances pétrolières versées par FET Resources, y compris les sommes qu'elle verse à cette dernière à l'égard des droits à la Couronne remboursés. Les modifications proposées stipulent que le revenu de redevances doit être inclus dans le revenu selon la comptabilité d'exercice plutôt que la comptabilité de trésorerie. Les modifications proposées entreront en vigueur, s'il y a lieu, au moment où elles obtiendront la sanction royale. La Fiducie n'a pas le droit de déduire des redevances à la Couronne, mais elle a le droit de demander une déduction relative aux ressources correspondant à 25 % de ses « bénéfices modifiés relatifs à des ressources ». Si elles sont adoptées, les modifications proposées entraîneraient la mise en application progressive de la déductibilité des redevances à la Couronne et l'abolition de la déduction relative aux ressources sur une période de cinq ans. L'incidence de ces modifications, si elles sont adoptées telles quelles, est incertaine et variera selon l'écart entre la partie non déductible de la déduction relative aux ressources et les redevances à la Couronne déductibles pour chaque année d'imposition. La Fiducie peut déduire, à l'égard de chaque année d'imposition, une somme ne dépassant pas 20 % des frais d'émission totaux du présent placement et d'autres placements de parts ou de titres de créance (sous réserve d'un rajustement proportionnel dans le cas d'une année d'imposition abrégée), dans la mesure où ces frais n'étaient pas déductibles au cours d'une année antérieure, et elle peut aussi déduire les frais de gestion et d'administration raisonnables qu'elle a engagés pendant l'année.

Dans la mesure où la Fiducie réalise un revenu pour une année d'imposition, une fois que les inclusions et déductions décrites ci-dessus ont été faites, elle pourra déduire la totalité des sommes qu'elle a versées ou doit verser aux porteurs de parts sur son revenu au cours de l'année. Une somme sera considérée comme payable à un porteur de parts au cours d'une année d'imposition seulement si elle lui est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit d'en exiger le versement au cours de l'année. Voir « – *Imposition des porteurs de parts résidents du Canada – Revenu tiré des parts* ». L'acte de fiducie prévoit que la Fiducie est généralement tenue de distribuer la totalité de son revenu chaque année aux porteurs de parts. Par conséquent, il est prévu que, en règle générale, la Fiducie n'aura pas de revenu imposable aux fins de la Loi de l'impôt. Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie peut, à sa discrétion, demander une déduction d'un montant inférieur à son revenu de l'année qui devient payable aux porteurs de parts au cours de la même année, de façon à utiliser les pertes subies au cours d'années d'imposition antérieures. La Fiducie peut choisir de ne pas demander toutes les déductions dans la pleine mesure permise par la Loi de l'impôt aux fins du calcul de son revenu et de son revenu imposable.

**Imposition des porteurs de parts résidents du Canada**

***Revenu tiré des parts***

Chaque porteur de parts est généralement tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie qui lui a été versée ou lui était payable au cours de l'année en question, que cette somme lui ait été ou non réellement versée au cours de l'année en question. Le revenu qu'un porteur de parts tire des parts sera considéré comme un revenu tiré de biens et non comme un revenu relatif à des ressources (ou des « bénéfices relatifs à des ressources ») aux fins de la Loi de l'impôt. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées aux porteurs de parts ni être traitées comme des pertes subies par ces derniers.

À la condition que la Fiducie effectue les attributions appropriées, la partie de ses gains en capital imposables nets et des dividendes imposables qui est payée ou payable à un porteur de parts conservera son caractère et sera traitée à ce titre entre les mains du porteur de parts aux fins de la Loi de l'impôt. La partie non imposable des gains en capital réalisés nets de la Fiducie qui est payée ou payable à un porteur de parts au cours d'une année ne sera pas incluse dans le calcul du revenu de celui-ci pour

l'année en question ni ne réduira le prix de base rajusté des parts pour le porteur de parts. Toute autre somme en sus du bénéfice net de la Fiducie qui est payée ou payable par celle-ci à un porteur de parts au cours d'une année ne doit pas, de manière générale, être incluse dans le revenu du porteur de parts pour l'année en question. Toutefois, lorsqu'une telle somme devient payable à un porteur de parts, sauf à titre de produit de disposition d'une part, le prix de base rajusté des parts détenues par ce porteur de parts sera généralement réduit de cette somme.

Le porteur de parts qui, pendant toute l'année d'imposition pertinente, est une « société privée sous contrôle canadien », au sens de la Loi de l'impôt, pourrait être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables et certains revenus d'une fiducie.

***Prix de base rajusté des parts***

Le coût d'une part, pour le porteur de parts, correspond de manière générale au prix d'achat des parts majoré des autres frais raisonnables engagés dans le cadre de l'achat de celles-ci. Il faut faire la moyenne de ces sommes et du prix de base rajusté de toutes les autres parts alors détenues par le porteur de parts à titre d'immobilisations afin d'obtenir le prix de base rajusté de chaque part. Les sommes distribuées à un porteur de parts par la Fiducie relativement à une part réduiront le prix de base rajusté de la part pour le porteur de parts, dans la mesure où elles excèdent la quote-part du porteur de parts dans le bénéfice net de la Fiducie, calculée selon les principes décrits ci-dessus. Dans la mesure où le prix de base rajusté d'une part, pour le porteur, serait inférieur à zéro, le nombre négatif sera réputé être un gain en capital réalisé par le porteur de parts au moment de la disposition de la part au cours de l'année où le nombre négatif est obtenu.

***Disposition de parts***

La disposition réelle ou réputée de parts (autrement que dans le cadre d'une opération avec report d'impôt) par un porteur de parts, dans le cadre d'un rachat ou autrement, donne lieu à un gain (une perte) en capital dans la mesure où le produit de disposition (à l'exclusion de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts, tel qu'il est décrit ci-dessus) est supérieur (inférieur) au prix de base rajusté des parts pour le porteur de parts, plus les frais de disposition raisonnables. La moitié des gains en capital réalisés par le porteur de parts au moment de la disposition d'une part doit être incluse, en vertu de la Loi de l'impôt, dans son revenu de l'année de la disposition à titre de gain en capital imposable. La moitié des pertes en capital subies au moment de la disposition d'une part peut être déduite des gains en capital imposables réalisés par le porteur de parts au cours de l'année de la disposition, des trois années d'imposition antérieures ou d'une année d'imposition ultérieure, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Les gains en capital imposables réalisés par le porteur de parts qui est un particulier ou une fiducie, sauf certains types de fiducies, peuvent donner lieu à l'impôt minimum de remplacement, selon la situation du porteur de parts. Le porteur de parts qui, pendant toute l'année pertinente, est une « société privée sous contrôle canadien » au sens de la Loi de l'impôt pourrait être tenu de payer un impôt remboursable supplémentaire sur certains revenus de placement, y compris les gains en capital imposables.

***Rachat de parts***

Le rachat de parts en contrepartie d'espèces, de billets de rachat ou de billets (au sens donné à chacun de ces termes dans la notice annuelle de la Fiducie), selon le cas, constitue une disposition de ces parts en contrepartie d'un produit de disposition correspondant à la somme en espèces ou à la juste valeur marchande de ces billets de rachat ou de ces billets, moins toute tranche de celui-ci qui est considérée comme une distribution sur le revenu de la Fiducie. En conséquence, les porteurs de parts qui font racheter leurs parts réaliseront un gain en capital, ou subiront une perte en capital, dans la mesure où le produit est supérieur, ou inférieur, au prix de base rajusté des parts ainsi rachetées. Les porteurs de billets de rachat ou de billets sont généralement tenus d'inclure dans leur revenu l'intérêt qu'ils ont reçus, qu'ils recevront ou qui leur revient (selon que le porteur de parts est un particulier, une société par actions ou une fiducie) sur ceux-ci. Le coût, pour un porteur de parts, d'un bien qui lui est distribué par la Fiducie sera réputé correspondre à la juste valeur marchande de ce bien au moment de la distribution. Les porteurs de parts devraient consulter leurs fiscalistes quant aux conséquences de la réception de billets de rachat au moment d'un rachat.

**Non-résidents du Canada**

La somme que la Fiducie distribue sur son revenu à un porteur de parts qui n'est pas ni n'est réputé être un résident du Canada aux fins de la Loi de l'impôt sera généralement assujettie à une retenue d'impôt canadien au taux de 25 %, à moins que ce taux ne

soit réduit par les dispositions d'une convention fiscale conclue entre le Canada et le territoire de résidence du porteurs de parts. Par exemple, les porteurs de parts résidents des États-Unis qui peuvent bénéficier de la *Convention fiscale de 1980 entre le Canada et les États-Unis d'Amérique* pourront faire ramener le taux de retenue d'impôt à 15 % du montant des distributions sur le revenu.

La disposition réelle ou réputée d'une part, dans le cadre d'un rachat, en raison de distributions sur le capital excédant le prix de base rajusté de la part pour un porteur de parts, ou autrement, ne donnera pas lieu à un gain en capital assujetti à l'impôt en vertu de la Loi de l'impôt pour un porteur qui n'est pas ni n'est réputé être un résident du Canada, à la condition que la part en question ne soit pas un « bien canadien imposable » du porteur de parts aux fins de la Loi de l'impôt. Les parts ne constitueront généralement pas des biens canadiens imposables pour un tel porteur, à moins que a) le porteur de parts ne les détienne ou ne les utilise, ou ne soit réputé les détenir ou les utiliser, dans le cadre de l'exploitation d'une entreprise au Canada, b) les parts ne constituent des « biens d'assurance désignés » du porteur de parts aux fins de la Loi de l'impôt, c) à tout moment au cours de la période de 60 mois précédant la disposition des parts, le porteur de parts ou les personnes qui ont des liens de dépendance avec celui-ci, ou le porteur de parts et ces personnes, n'aient été propriétaires de 25 % et plus des parts émises ou d) la Fiducie ne soit pas une fiducie de fonds commun de placement aux fins de la Loi de l'impôt à la date de la disposition.

## ADMISSIBILITÉ À DES FINS DE PLACEMENT

Si la Fiducie est admissible à titre de fiducie de fonds commun de placement, les parts constitueront généralement des placements admissibles en vertu de la Loi de l'impôt pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études (les « régimes »). Les régimes ne seront généralement pas tenus de payer de l'impôt à l'égard des distributions reçues de la Fiducie ou des gains en capital réalisés au moment de la disposition de parts. Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts cesseront de constituer des placements admissibles pour les régimes. Si un régime acquiert ou détient des biens qui ne constituent pas des placements admissibles, cela pourrait avoir des répercussions fiscales défavorables sur le régime en question ou le rentier de celui-ci.

Les régimes qui sont propriétaires de parts devraient consulter leurs fiscalistes avant de décider d'exercer leur droit au rachat, étant donné que la contrepartie reçue au moment du rachat pourrait, dans certaines circonstances, ne pas constituer un placement admissible pour ces régimes.

Si la Fiducie limite les biens étrangers qu'elle détient conformément au plafond prescrit dans la Loi de l'impôt et qu'elle est admissible à titre de fiducie de fonds commun de placement, les parts ne constitueront pas des biens étrangers pour les régimes (à l'exception des régimes enregistrés d'épargne-études), les régimes de pension agréés et d'autres personnes assujetties à l'impôt de la Partie XI de la Loi de l'impôt. Les régimes enregistrés d'épargne-études ne sont pas assujettis à cet impôt.

De l'avis des conseillers juridiques, d'après les lois en vigueur à la date des présentes, les dispositions des lois énumérées ci-dessous n'empêcheraient pas les compagnies, les sociétés par actions, les régimes de retraite ou les personnes inscrites en vertu de ces lois ou régies par ces lois d'investir dans les parts, sous réserve des normes ou critères de placement prudent ou, s'il y a lieu, des politiques, lignes directrices ou objectifs en matière de placement qui ont été déposés, lorsque cela était exigé, auprès des organismes de réglementation compétents, et des dispositions générales en matière de placement des lois en question :

*Loi sur les sociétés d'assurances* (Canada);
*Loi sur les sociétés de fiducie et de prêt* (Canada);
*Loi sur les associations coopératives de crédit* (Canada);
*Loi de 1985 sur les normes de prestation de pension* (Canada);
*Loan and Trust Corporations Act* (Alberta);
*Employment Pension Plans Act* (Alberta);
*Financial Institutions Act* (Colombie-Britannique);
*The Pension Benefits Act, 1992* (Saskatchewan);
*Loi sur les assurances* (Manitoba)
*Loi sur les fiduciaires* (Manitoba);
*Loi sur les prestations de pension* (Manitoba);
*Loi sur les régimes de retraite* (Ontario);
*Loi sur les sociétés de prêt et de fiducie* (Ontario);
*Loi sur les assurances* (Québec) (à l'égard des assureurs autres que des corporations de fonds de garantie);
*Loi sur les sociétés de fiducie et les sociétés d'épargne* (Québec) (pour les sociétés de fiducie qui investissent leurs propres fonds et les dépôts qu'elles reçoivent et les sociétés d'épargne qui investissent leurs fonds);
*Loi sur les régimes complémentaires de retraite* (Québec).

## FACTEURS DE RISQUE

Un placement dans les parts comporte certains risques. Les épargnants devraient évaluer soigneusement les facteurs de risque suivants, ainsi que ceux qui sont décrits à la rubrique « *Facteurs de risque* » de la notice annuelle de la Fiducie.

**Échec possible de la matérialisation des avantages prévus des acquisitions**

La Fiducie a réalisé l'acquisition de Loon Lake afin de renforcer sa situation dans le secteur du pétrole et du gaz naturel et de susciter la possibilité de concrétiser certains avantages, notamment des économies de coûts éventuelles. La matérialisation des avantages de l'acquisition de Loon Lake dépendra en partie de la réussite du regroupement des fonctions et de l'intégration opportune et efficace des exploitations et des méthodes, ainsi que de la capacité de la Fiducie et de FET Resources de tirer profit des possibilités de croissance attendues des propriétés Loon Lake. L'intégration de FET Resources et des propriétés Loon Lake exigera beaucoup d'efforts, de temps et de ressources de la part de la direction, qui pourrait ainsi ne plus être en mesure de consacrer son attention et ses ressources à d'autres occasions stratégiques et aux questions relatives à l'exploitation au cours de ce processus.

## LITIGES

Il n'y a aucun litige en cours auquel la Fiducie ou FET Resources est partie ou qui viserait l'un ou l'autre de leurs biens respectifs et qui présenterait de l'importance pour la Fiducie, et aucun litige de cette nature ne semble imminent.

## VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont KPMG s.r.l., comptables agréés, 205, 5th Avenue, bureau 1200, Calgary (Alberta) T2P 4B5. KPMG s.r.l., comptables agréés, sont devenus les vérificateurs de la Société en date du 8 avril 2003.

Valiant Trust Company, à son bureau principal de Calgary, en Alberta, et par l'entremise de son coagent, Equity Transfer Services Inc., à son bureau principal de Toronto, en Ontario, est l'agent des transferts et agent chargé de la tenue des registres des parts.

## DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus ou des modifications contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus ou des modifications. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

# ÉTATS FINANCIERS PRO FORMA DE LA FIDUCIE POUR L'EXERCICE TERMINÉ LE 31 DÉCEMBRE 2002

**Rapport sur la compilation**

Aux administrateurs de
**FET Resources Ltd., administrateur de Focus Energy Trust**

Nous avons procédé à un examen portant uniquement sur la compilation de l'état consolidé des résultats pro forma non vérifié de Focus Energy Trust pour l'exercice terminé le 31 décembre 2002. Cet état financier consolidé pro forma a été préparé pour inclusion dans le prospectus simplifié daté du 6 juin 2003. À notre avis, l'état consolidé des résultats pro forma non vérifiée pour l'exercice terminé le 31 décembre 2002 a été compilé correctement pour refléter l'opération prévue et les hypothèses décrites dans les notes y afférentes.

Calgary, Canada
Le 6 juin 2003

Comptables agréés

**Focus Energy Trust**

## État consolidé des résultats pro forma
Exercice terminé le 31 décembre 2002
(non vérifié)

| | Focus Energy Trust | Actif de Storm Energy (note 1) | Rajustements pro forma (note 2) | | Chiffres consolidés pro forma de Focus Energy Trust |
|---|---|---|---|---|---|
| | (vérifié) | | | | |
| **Produits** | | | | | |
| Produits tirés de la production | 114 593 548 $ | (30 093 732) $ | | | 84 499 816 $ |
| Redevances | (28 090 718) | 7 328 906 | | | (20 761 812) |
| Crédit d'impôt de l'Alberta au titre des redevances | 389 542 | (63 607) | (111 121) | 2 b) | 214 815 |
| Autres produits | 1 751 327 | | (4 299) | 2 c) | 1 747 028 |
| | 88 643 699 | | | | 65 699 847 |
| **Charges** | | | | | |
| Production | 12 975 580 | (3 550 647) | | | 9 424 933 |
| Convention de services techniques | 1 501 613 | | 2 698 387 | 2 d) | 4 200 000 |
| Frais généraux et administratifs | | | | | |
| Directs | 2 546 381 | | (1 946 381) | 2 d) | 600 000 |
| Programme de primes des cadres | 554 003 | | 852 870 | 2 e) | 1 406 873 |
| Intérêts et financement | 2 472 579 | | (558 147) | 2 f) | 1 914 432 |
| Déplétion et amortissement | 26 720 714 | | (5 758 665) | 2 g) | 20 962 049 |
| Dotation à la provision pour restauration et abandon des lieux | 1 225 926 | | (457 585) | 2 h) | 768 341 |
| | 47 996 796 | | | | 39 276 628 |
| **Bénéfice d'exploitation** | 40 646 903 | | | | 26 432 219 |
| Charges liées à la réorganisation | 12 717 078 | | | | 12 717 078 |
| **Bénéfice avant impôts sur les bénéfices et autres impôts** | 27 929 825 | | | | 13 706 141 |
| **Impôts sur les bénéfices et autres impôts** | | | | | |
| Charge d'impôts futurs | 6 673 206 | | (5 865 209) | 2 i) | 807 997 |
| Impôts exigibles et impôt des grandes sociétés | 2 051 378 | | 246 035 | 2 i) | 2 297 413 |
| | 8 724 584 | | | | 3 105 410 |
| **Bénéfice net de l'exercice** | **19 205 241 $** | | | | **10 600 731 $** |
| **Nombre moyen pondéré total de parts de fiducie** | 28 210 245 | | | 2 j) | 28 210 245 |
| **Bénéfice net par part de fiducie** | 0,68 $ | | | | 0,38 $ |

*Se reporter aux notes afférentes à l'état consolidé des résultats pro forma.*

**Focus Energy Trust**

## NOTES AFFÉRENTES À L'ÉTAT CONSOLIDÉ DES RÉSULTATS PRO FORMA

Exercice terminé le 31 décembre 2002

### 1. Mode de présentation

L'état consolidé des résultats pro forma non vérifié ci-joint pour l'exercice terminé le 31 décembre 2002 (l'« état pro forma ») a été préparé pour refléter la cession importante d'actifs par FET Resources Ltd. (anciennement Storm Energy Inc.) à Storm Energy Ltd. par le biais de l'arrangement qui est entré en vigueur le 23 août 2002.

Aux termes de l'arrangement, Storm Energy Inc. a été convertie d'une société dont les activités se centraient sur l'exploration et la production pétrolières et gazières en deux entités distinctes : i) Storm Energy Ltd., société ouverte dont les activités sont centrées sur l'exploration et la mise en valeur de réserves de pétrole et de gaz naturel et ii) Focus Energy Trust (la « Fiducie »), fiducie qui distribuera une portion importante des liquidités à ses porteurs de parts. FET Resources Ltd., filiale en propriété exclusive de la Fiducie, détient des participations de concessionnaire dans certaines propriétés pétrolières et gazières de Storm Energy Inc.

Compte tenu de l'arrangement, l'état consolidé des résultats de la Fiducie a été préparé selon la méthode de la continuité des intérêts communs, méthode qui reconnaît la Fiducie à titre de société remplaçante de Storm Energy Inc.

L'état pro forma comprend les comptes de la Fiducie, d'une participation dans une société, et de ses filiales en propriété exclusive, FET Resources Ltd. et FET Gas Production Ltd.

L'état pro forma a été préparé par la direction conformément aux principes comptables généralement reconnus du Canada. L'état pro forma donne effet aux opérations et aux hypothèses décrites à la note 2 comme si elles avaient eu lieu le 1er janvier 2002. L'état pro forma n'est pas nécessairement représentatif des résultats d'exploitation qui auraient été obtenus si les événements reflétés aux présentes avaient eu lieu aux dates indiquées ni des résultats qui pourraient être obtenus à l'avenir.

Les conventions comptables utilisées dans la préparation de l'état pro forma sont conformes à celles utilisées dans les états financiers consolidés vérifiés de la Fiducie au 31 décembre 2002. L'état pro forma a été dressé à l'aide de renseignements dérivés des états financiers consolidés vérifiés pour 2002 de la Fiducie et de Storm Energy Ltd. et doit être lu à la lumière de ceux-ci; il a également été dressé à l'aide de l'arrangement. De l'avis de la direction, l'état pro forma comprend tous les rajustements nécessaires pour la juste présentation de l'entité résultante.

### 2. Hypothèses et rajustements *pro forma*

Aux termes de l'arrangement, Storm Energy Inc. a été acquise par FET Resources Ltd., pour une contrepartie en actions de Storm Energy Ltd. et des parts de la Fiducie. En outre, FET Resources Ltd. et Storm Energy Inc. ont été regroupées pour former FET Resources Ltd. Étant donné que l'ancien groupe d'actionnaires de Storm Energy Inc. détenait Storm Energy Ltd. et la Fiducie (y compris sa filiale en propriété exclusive FET Resources Ltd.), aucun rajustement à la valeur comptable des actifs et des passifs de Storm Energy Inc. n'est exigé pour comptabiliser l'opération.

L'état *pro forma donne effet aux hypothèses et rajustements suivants :*

a) Aux termes de l'arrangement, certaines propriétés détenues par l'entité consolidée Storm Energy Inc. ont été transférées afin que Storm Energy Ltd. détienne une participation de concessionnaire de 60 % dans certaines propriétés pétrolières dans la région de Redearth, en Alberta, et une

participation de 100 % dans des propriétés d'exploration dans la région de Redearth, en Alberta. La valeur comptable nette des immobilisations de Storm Energy Inc. a été attribuée à FET Resources Ltd. en fonction de la partie des réserves établies de pétrole et de gaz attribuées à FET Resources Ltd., tel qu'il a été déterminé par des ingénieurs indépendants spécialisés.

b) Aux termes de l'arrangement, certains actifs sont devenus inadmissibles au crédit d'impôt de l'Alberta au titre des redevances.

c) Les autres produits sont liés aux installations et aux propriétés attribuées à Storm Energy Ltd.

d) Aux termes de la convention de services techniques, FET Resources Ltd. verse des frais de gestion, de mise en valeur, d'exploitation et de fonctionnement à Storm Energy Ltd. pour les propriétés transférées à FET Resources Ltd. à raison de 350 000 $ par mois. La convention prend fin le 30 juin 2003. Les frais généraux et administratifs directs comprennent la rémunération des dirigeants de FET Resources Ltd. et d'autres frais estimatifs calculés en fonction de charges réelles engagées par la Fiducie.

e) Le programme de primes des cadres donne lieu au paiement de 2,5 % des produits nets tirés de la production pour l'exercice (tel qu'il est défini dans le programme de primes). La première moitié de la prime est versée au comptant et la deuxième, par le biais de l'émission de parts de fiducie.

f) Dans le cadre de l'arrangement, l'encours de la dette de Storm Energy Inc. a été réparti selon un ratio de 36/64 entre Storm Energy Ltd. et FET Resources Ltd. De nouvelles facilités de crédit bancaires ont été mises sur pied pour Storm Energy Ltd. et FET Resources Ltd. Par conséquent, l'intérêt a été recalculé en fonction d'une dette de 24 292 399 $ attribuée à Storm Energy Ltd. Se reporter à la note 3 afférente aux états financiers consolidés de Focus Energy Trust datés du 31 décembre 2002.

g) La déplétion et l'amortissement ont été rajustés pour refléter l'application de l'amortissement proportionnel au rendement approprié pour tout le groupe de coûts attribué à Storm Energy Ltd. en fonction de l'évaluation des réserves prouvées de pétrole et de gaz naturel, telles qu'elles ont été déterminées par des ingénieurs indépendants spécialisés.

h) La dotation à la provision pour restauration et abandon des lieux a été ajustée en fonction de provisions historiques liées aux installations et aux propriétés attribuées à Storm Energy Ltd.

i) Les impôts futurs ont été calculés à l'aide du taux d'imposition réel original de Storm Energy Inc. et de Storm Energy Ltd., ainsi qu'en fonction des ajustements ci-dessus. L'impôt des grandes sociétés a été attribué sur une base proportionnelle et reflète le changement de structure organisationnelle aux termes de l'arrangement.

j) Le bénéfice net par part de fiducie est calculé en fonction du nombre moyen pondéré de parts de fiducie (après l'arrangement) ou d'actions ordinaires de Storm Energy Inc. (avant l'arrangement) en circulation au cours de l'exercice.

k) Des frais de 12 717 078 $ liés à l'arrangement sont compris dans l'état pro forma.

**ATTESTATION DE LA FIDUCIE**

Le 6 juin 2003

Le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de chacune des provinces canadiennes. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres devant faire l'objet du placement.

**Pour FOCUS ENERGY TRUST,**

**FET RESOURCES LTD.,**

(signé) Derek W. Evans
Président et chef de la direction

(signé) William D. Ostlund
Vice-président, Finances et chef des finances

**AU NOM DU CONSEIL D'ADMINISTRATION,**

(signé) John A. Brussa
Administrateur

(signé) Gerry A. Romanzin
Administrateur

## ATTESTATION DES PRENEURS FERMES

Le 6 juin 2003

À notre connaissance, le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de chacune des provinces canadiennes. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres devant faire l'objet du placement.

Pour **Scotia Capitaux Inc.,**

(signé) Eric McFadden

Pour **Marchés mondiaux CIBC Inc.,**

(signé) Brenda A. Mason

Pour **RBC Dominion valeurs mobilières Inc.,**

(signé) Robi Contrada

Pour **Valeurs Mobilières TD Inc.,**

(signé) Gregory B. Saksida

Pour **FirstEnergy Capital Corp.,**

(signé) M. Scott Bratt

Pour **J.F. Mackie & Company,**

(signé) Scott Riddell

June 6, 2003

Focus Energy Trust
FET Resources Ltd.
c/o Suite 3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

**Attention:** **Derek Evans**
**President and Chief Executive Officer**

Dear Sir:

**Re: Offering of Trust Units**

Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., FirstEnergy Capital Corp. and J.F. Mackie & Company (collectively, the "**Underwriters**") understand that Focus Energy Trust (the "**Trust**") proposes to issue and sell 2,100,000 Trust Units (the "**Units**").

The Underwriters understand that the principal assets of the Trust consist of the issued and outstanding common shares of FET Resources Ltd. ("FET"), the Notes (as hereinafter defined) and the NPI (as hereinafter defined).

Upon and subject to the terms and conditions set forth below, the Underwriters hereby severally, and not jointly, offer to purchase from the Trust, and, by its acceptance hereof, the Trust agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all of the Units at a price of $12.10 per Trust Unit, being an aggregate purchase price of $25,410,000, which purchase price shall be payable by the Underwriters at the Closing Time.

In consideration of the Underwriters' agreement to purchase the Units and to offer them to the public, which agreement will result from the Trust's acceptance of this offer, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Trust agrees to pay to the Underwriters at the Closing Time a fee of $1,270,500 (the "**Underwriting Fee**"), against receipt of the purchase price for the Units. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to Goods & Services Tax provided for in the *Excise Tax Act* (Canada) ("**GST**") as any taxable supplies provided will be incidental to the exempt financial services provided.

## TERMS AND CONDITIONS

This agreement shall be subject to the following terms and conditions:

## 1. Definitions and Interpretation

1.1 In this agreement:

(a) "**agreement**", "**hereto**", "**herein**", "**hereunder**", "**hereof**" and similar expressions refer to the agreement resulting from the acceptance by the Trust and FET of this offer and not to any particular section or other portion of this agreement;

(b) "**ASC**" means the Alberta Securities Commission;

(c) "**business day**" means a day which is not a Saturday or Sunday or a legal holiday in the Province of Alberta;

(d) "**Closing**" means the completion of the issue and sale by the Trust and the purchase by the Underwriters of the Units pursuant to this agreement;

(e) "**Closing Date**" means June 25, 2003, or such other date not later than July 18, 2003 as the Underwriters and the Trust and FET may agree upon in writing;

(f) "**Closing Time**" means 6:45 a.m. (Calgary time) on the Closing Date or such other time on such date as the Underwriters and the Trust and FET may agree upon;

(g) "**distribution**" means "distribution" or "distribution to the public", which terms have the meanings attributed thereto under applicable Securities Laws;

(h) "**Distribution Period**" means the period from the date hereof to the completion of the distribution of the Units;

(i) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectus and any Subsequent Disclosure Documents including, without limitation:

(i) the renewal annual information form of the Trust dated May 16, 2003, including management's discussion and analysis of the Trust for the year ended December 31, 2002 included therein;

(ii) the Trust Financial Statements;

(iii) management's discussion and analysis of the Trust for the three months ended March 31, 2003; and

(iv) the proxy statement and information circular of the Trust dated April 8, 2003 for the annual meeting of unitholders held on May 15, 2003, excluding the sections entitled "Report of Compensation Committee", "Performance Chart" and "Corporate Governance";

(j) "**Exchangeable Shares**" means the series A exchangeable shares in the capital of FET;

(k) "**Focus Entities**" means, collectively and taken as a whole, the Trust, FET, FET Gas Production Ltd. and FET ExchangeCo Ltd. and "**Focus Entity**" means any one of them;

(l) **"material adverse effect"** means, with respect to an entity or group of entities, a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of that entity or group of entities;

(m) "**Material Agreements**" means, collectively, the following:

(i) the Trust Indenture;

(ii) the Note Indenture;

(iii) the NPI Agreement;

(iv) the Administration Agreement dated August 23, 2002 between FET and the Trust;

(v) the Credit Agreement dated August 29, 2002 between FET and a certain financial institution;

(vi) the Partnership Agreement dated August 23, 2002 among Storm Energy Ltd., FET and Redearth Energy Inc.;

(vii) the Support Agreement dated August 23, 2002 between FET and the Trust;

(viii) the Technical Services Agreement dated August 23, 2002 between FET and Storm Energy Ltd.; and

(ix) the Voting and Exchange Trust Agreement dated August 23, 2002 among FET, the Trust, FET ExchangeCo Ltd. and Valiant Trust Company, as trustee;

(n) "**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under applicable Securities Laws;

(o) "**Mutual Reliance Procedures**" means the mutual reliance review system procedures provided for under National Policy 43-201, Mutual Reliance Review System for Prospectuses and Annual Information Forms, of the Securities Commissions and the securities regulatory authorities of the territories of Canada;

(p) "**Note Indenture**" means the Note Indenture dated August 23, 2002 between FET and Valiant Trust Company, as trustee, providing for the creation and issuance of the Notes;

(q) "**Notes**" means the 14% unsecured subordinated notes of FET issued in connection with the plan of arrangement completed on August 23, 2002 involving the Trust, Storm Energy Ltd. and Storm Energy Inc.;

(r) "**NPI**" means the net profits interest granted pursuant to the NPI Agreement entitling the Trust to approximately 99% of the net cash flow generated from certain of the present and future oil and gas interests and related tangibles owned, directly or indirectly, by FET after certain costs, expenditures and deductions;

(s) "**NPI Agreement**" means the Net Profits Interest Agreement dated August 23, 2002 between FET and the Trust;

(t) "**Preliminary Prospectus**" means the English and French language versions (unless the context otherwise requires) of the preliminary short form prospectus of the Trust dated June 6, 2003 relating to the distribution of the Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(u) "**Prospectus**" means the English and French language versions (unless the context otherwise requires) of the final short form prospectus of the Trust relating to the distribution of the Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(v) "**Prospectus Amendment**" means the English and French language versions of any amendment to the Preliminary Prospectus or the Prospectus, other than merely by incorporation by reference into the Preliminary Prospectus or the Prospectus of Subsequent Disclosure Documents;

(w) "**Provinces**" means the provinces of Canada;

(x) "**Public Record**" means all information filed by or on behalf of the Trust with the Securities Commissions, including without limitation, the Documents, the Prospectus, any Subsequent Disclosure Documents and any other information filed with any Securities Commission in compliance, or intended compliance, with any applicable Securities Laws;

(y) "**Securities Commissions**" means the securities commissions or other securities regulatory authorities in the Provinces;

(z) "**Securities Laws**" means the securities acts or similar statutes of the Provinces and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

(aa) "**Special Voting Rights**" means the special voting rights issued pursuant to the Trust Indenture;

(bb) "**Subsequent Disclosure Documents**" means any financial statements, information circulars, annual information forms, material change reports, press releases or other documents filed by the Trust after the date of this agreement and before the end of the Distribution Period which are, or are deemed to be, incorporated by reference into the Preliminary Prospectus, the Prospectus or any Prospectus Amendment;

(cc) "**subsidiary**" has the meaning assigned thereto in the *Securities Act* (Alberta);

(dd) "**Tax Act**" means the *Income Tax Act* (Canada);

(ee) "**Trust Financial Statements**" means, collectively, the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2002 and 2001, together with the notes thereto and the auditors' report thereon, and the comparative consolidated financial statements of the Trust as at and for the three months ended March 31, 2003;

(ff) "**Trust Indenture**" means the Trust Indenture dated as of July 15, 2002 between the Trustee and Storm Energy Inc. pursuant to which the Trust was established, as may be amended, supplemented or restated from time to time;

(gg) "**Trust Units**" means the trust units in the Trust created, issued and certified under the Trust Indenture representing equal undivided beneficial interests in the Trust, and for greater certainty, includes the Units to be sold pursuant to this agreement; and

(hh) "**Trustee**" means Valiant Trust Company and its successors as trustee of the Trust.

Other terms which are defined elsewhere in this agreement have the meanings so ascribed.

**2. <u>Filing of Prospectus</u>**

2.1 The Trust represents and warrants that it is eligible to file a short form prospectus under National Instrument 44-101, Short Form Prospectus Distributions, of the Securities Commissions and the simplified prospectus rules of the *Securities Act* (Québec), for the distribution of the Units.

2.2 The Trust shall:

(a) prepare and file the Preliminary Prospectus (in the English and French languages, as appropriate) and other documents required under the Securities Laws with the Securities Commissions pursuant to the Mutual Reliance Procedures not later than 5:00 p.m. (Calgary time) on June 6, 2003, and obtain a preliminary decision document dated June 6, 2003 from the ASC, as principal regulator, under the Mutual Reliance Procedures evidencing that a receipt has been issued for the Preliminary Prospectus in each Province;

(b) forthwith after any comments with respect to the Preliminary Prospectus have been received from and resolved with the Securities Commissions, but not later than June 17, 2003 (or such later date as may be agreed to in writing by the Trust, FET and the Underwriters):

(i) prepare and file the Prospectus (in the English and French languages, as appropriate) and other documents required under the Securities Laws with

the Securities Commissions pursuant to the Mutual Reliance Procedures; and

(ii) obtain a final decision document from the ASC, as principal regulator, under the Mutual Reliance Procedures evidencing that a receipt has been issued for the Prospectus in each Province;

and otherwise fulfil all legal requirements to enable the Units to be offered and sold to the public in each of the Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Province; and

(c) during the Distribution Period, promptly take all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Units for distribution in each of the Provinces or, in the event that the Units have, for any reason, ceased to so qualify, to again qualify the Units for distribution.

2.3 Prior to the filing of each of the Preliminary Prospectus and the Prospectus and, during the Distribution Period, prior to the filing with any Securities Commissions of any Subsequent Disclosure Documents or Prospectus Amendment, the Trust and FET shall have allowed the Underwriters and their counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

2.4 During the Distribution Period, the Trust and FET shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to execute responsibly the certificates required to be executed by it in the Preliminary Prospectus, the Prospectus and in any Prospectus Amendment, including with respect to the proposed Loon Lake property acquisition as described in the Preliminary Prospectus and Prospectus.

## 3. <u>Delivery of Prospectus and Related Documents</u>

3.1 The Trust shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, as the case may be, each in the English and French languages, signed as required by the Securities Laws; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of the English and French language versions, as applicable, of any Subsequent Disclosure Documents and any Prospectus Amendment required to be filed under any of the Securities Laws, signed as

required by the Securities Laws and including copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) at the respective times of delivery to the Underwriters pursuant to this section 3.1 of the French language version of the Preliminary Prospectus and Prospectus;

(i) an opinion of counsel in Québec addressed to the Trust, FET and the Underwriters and dated the date of the Preliminary Prospectus and the Prospectus, as applicable, to the effect that the French version thereof and of any documents incorporated therein by reference (except for any financial statements and financial information which are the subject of the opinion of the auditors referred to below, as to which no opinion need to be expressed by Quebec counsel) is in all material respects a complete and proper translation of the English version thereof and that the English and French versions are not susceptible of any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion of the auditors of the Trust addressed to the Trust and the Underwriters and dated the date of the Preliminary Prospectus and the Prospectus, as applicable, to the effect that the French version of the financial statements and financial information of the Trust set forth therein or incorporated therein by reference and as to which no opinion has been expressed by Quebec counsel is in all material respects a complete and proper translation of the English version thereof and that the English and French versions thereof are not susceptible of any materially different interpretation with respect to any material matter contained therein; and

(d) at the time of delivery to the Underwriters pursuant to this section 3.1 of the Prospectus, a comfort letter from the auditors of the Trust dated the date of the Prospectus and satisfactory in form and substance to the Underwriters, with respect to the financial and accounting information relating to the Trust, contained in or incorporated by reference into the Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two business days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to applicable Securities Laws; and at the time any Subsequent Disclosure Document is filed, a similar comfort letter shall be delivered by the auditors of the Trust with respect to the financial and accounting information in such Subsequent Disclosure Document, which comfort letter shall be based on a review by such auditors having a cut-off date of no more than two business days prior to the date of such comfort letter.

3.2 The delivery by the Trust to the Underwriters of the Preliminary Prospectus and the Prospectus shall constitute a representation and warranty to the Underwriters by each of the Trust and FET that:

(a) the information and statements contained in the Preliminary Prospectus or the Prospectus, as the case may be, (except any information and statements relating solely to and provided by the Underwriters) constitutes full, true and plain disclosure of all material facts relating to the Units; and

(b) the Preliminary Prospectus or the Prospectus, as the case may be, does not contain a misrepresentation.

Such delivery shall also constitute the consent of each of the Trust and FET to the use of the Preliminary Prospectus or the Prospectus, as the case may be, by the Underwriters in connection with the distribution of the Units in the Provinces.

**4. Commercial Copies of Prospectus**

4.1 The Trust shall cause to be delivered to the Underwriters, as soon as practicable and in any event (a) by the end of the second business day following the date of the filing of the Preliminary Prospectus, and (b) by 12:00 p.m. (local time) on the second business day following the date of the filing of the Prospectus, as the case may be, with the Securities Commissions, at offices in the city of Toronto designated by the Underwriters, the number of commercial copies of the Preliminary Prospectus and the Prospectus previously specified by the Underwriters in writing to the Trust.

4.2 The Trust shall from time to time deliver to the Underwriters as soon as practicable at the offices in the city of Toronto designated by the Underwriters the number of copies of documents incorporated, or containing information incorporated, by reference in the Preliminary Prospectus and the Prospectus, and of any Subsequent Disclosure Documents or any Prospectus Amendment, which the Underwriters may from time to time request.

**5. Distribution of Units**

5.1 The Underwriters shall offer the Units for sale to the public, directly and through banking and selling group members, to the public in the Provinces upon the terms and conditions set forth in the Prospectus, any Prospectus Amendment and this agreement and only in compliance with applicable Securities Laws. The Underwriters will not solicit offers to purchase or sell the Units so as to require registration of the Units or filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Units under the laws of any jurisdiction other than the Provinces, and will require each banking and selling group member to agree with the Underwriters not to so solicit or sell. For purposes of this section 5, the Underwriters shall be entitled to assume that the Units are qualified for distribution in any Province where a receipt or similar document for the Prospectus has been obtained from the applicable Securities Commission (including pursuant to the decision document issued by the ASC under the Mutual Reliance Procedures) following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Trust or the applicable Securities Commission. The Underwriters shall use all reasonable efforts to complete and to cause any banking and selling group members to complete the distribution of the Units as soon as possible after the Closing Time.

5.2 The Underwriters will notify the Trust when the Underwriters have ceased distribution of the Units and shall, as soon as practicable, provide the Trust with a breakdown of the number of Units distributed in each of the Provinces where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions, and forthwith upon completion of the distribution of the Units provide to the Securities Commissions notice to that effect, if required by applicable Securities Laws.

5.3 Notwithstanding the foregoing provisions of this section 5, no Underwriter shall be liable to the Trust or FET as a result of the violation by another Underwriter or banking or selling group member under this section 5 if the former Underwriter is not also in default.

## 6. Material Changes

6.1 During the Distribution Period, the Trust and FET shall promptly notify the Underwriters in writing, with full particulars, of:

(a) any change (actual, contemplated or threatened) in the business, affairs, (financial or otherwise) operations, assets, liabilities (contingent or otherwise), capital or ownership of any Focus Entity;

(b) any change in any matter covered by a statement contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Subsequent Disclosure Document or Prospectus Amendment, including any change with respect to the proposed Loon Lake property acquisition described therein; or

(c) the occurrence of any other fact or event;

which change or occurrence is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus, any Subsequent Disclosure Document or any Prospectus Amendment misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying in any material respect with any of the Securities Laws or which change or occurrence would reasonably be expected to have a significant effect on the market price or value of the Units. Each of the Trust and FET shall in good faith discuss with the Underwriters any change or occurrence (actual or proposed) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing referred to in section 6.3.

6.2 During the Distribution Period, the Trust will promptly inform the Underwriters of the full particulars of:

(a) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any part of the Public Record or for any additional information;

(b) the issuance by any Securities Commission or similar regulatory authority, the Toronto Stock Exchange or any other competent authority of any order to cease or

suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(c) the receipt by the Trust or FET of any communication from any Securities Commission or similar regulatory authority, the Toronto Stock Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any Prospectus Amendment, any other part of the Public Record or the distribution of the Units.

6.3 The Trust shall promptly comply with all applicable filing and other requirements, if any, under the Securities Laws arising as a result of any change, event or circumstance referred to in section 6.1 and shall prepare and file under all applicable Securities Laws, with all possible dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Subsequent Disclosure Document or Prospectus Amendment as may be required under applicable Securities Laws; provided that the Trust and FET shall have allowed the Underwriters and their counsel to participate fully in the preparation of any Subsequent Disclosure Document or Prospectus Amendment, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill its obligations as underwriters and in order to enable the Underwriters to execute responsibly the certificate required to be executed by it in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to the Underwriters and the Underwriters' counsel a copy of each Prospectus Amendment in the English and French languages and each Subsequent Disclosure Document in the English and French languages as filed with the Securities Commissions, and opinions and letters with respect to each such Prospectus Amendment and Subsequent Disclosure Document substantially similar to those referred to in sections 3.1(c) and 3.1(d) above.

6.4 The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Trust and FET with respect to the Prospectus as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in sections 3.2(a) and 3.2(b) above. Such delivery shall also constitute the consent of the Trust and FET to the use of the Prospectus, as amended or supplemented by any such document, by the Underwriters in connection with the distribution of the Units in the Provinces.

6.5 During the Distribution Period, the Trust will allow the Underwriters and their counsel to review any press releases to be issued by the Trust prior to the dissemination of the press releases to the public.

## 7. Representations, Warranties and Covenants

7.1 Each of the Trust and FET jointly and severally represents, warrants and covenants to and with the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Units, that:

(a) each of the Focus Entities has been duly created and organized and is validly existing under the laws of the Province of Alberta;

(b) each of the Focus Entities has all requisite corporate, trust or partnership power and authority, as applicable, to carry on its business as now conducted by it and to own, lease and operate its properties and assets;

(c) the Trust is the direct or indirect beneficial owner of all of the outstanding common shares of FET, FET Gas Production Ltd. and FET ExchangeCo Ltd.;

(d) the Trust is authorized to issue an unlimited number of Trust Units and an unlimited number of Special Voting Rights, of which 23,879,222 Trust Units and one Special Voting Right are issued and outstanding as at the date hereof. Such Special Voting Right entitles the holders of the Exchangeable Shares to 5,477,084 votes at meetings of unitholders of the Trust;

(e) FET is authorized to issue an unlimited number of Exchangeable Shares, of which 4,987,011 are issued and outstanding as at the date hereof;

(f) the Trust has the requisite power, authority and capacity to issue the Units as provided for herein and to enter into this agreement and perform its obligations hereunder; and at the Closing Date, upon receipt by the Trust of the purchase price therefor, the Trust Units will be duly and validly issued as fully paid and non-assessable;

(g) no person holds any securities convertible or exchangeable into securities of any Focus Entity or has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued trust units, shares, warrants, partnership units or other securities of any Focus Entity, except for: (i) Trust Units which may be issued pursuant to the Trust's trust unit rights incentive plan, (ii) Trust Units which may be issued pursuant to the Trust's executive bonus plan, and (iii) Trust Units which may be issued upon the exchange of Exchangeable Shares;

(h) FET has the necessary corporate power and authority to execute the Preliminary Prospectus, the Prospectus and any Prospectus Amendment on behalf of the Trust;

(i) each of the Trust and FET has the necessary trust or corporate power and authority to execute this agreement, to perform its obligations hereunder and to carry out the transactions contemplated hereby, and this agreement has been duly authorized, executed and delivered by the Trust and FET, as applicable, and

constitutes a legal, valid and binding obligation of the Trust and FET enforceable in accordance with its terms;

(j) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(k) subsequent to December 31, 2002, other than has been publicly disclosed and filed with the Securities Commissions:

(i) there has not been any material change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Focus Entities; and

(ii) the Focus Entities have carried on business in the ordinary course;

(l) there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of any Focus Entity) pending or, to the knowledge of the Trust or FET threatened against or affecting any Focus Entity at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any way materially adversely affects or may materially adversely affect the business, operations or condition of the Focus Entities (financial or otherwise) or their property or assets or which questions or may question the validity of the issuance of the Units or any action taken or to be taken by the Trust or FET pursuant to or in connection with this agreement;

(m) except as disclosed in the Trust Financial Statements, none of the Focus Entities has any material contingent liabilities or any material tax liabilities;

(n) the Trust qualifies as a mutual fund trust under the Tax Act and the Trust has conducted and will conduct its affairs so as to continue to qualify as a mutual fund trust under the Tax Act;

(o) the execution and delivery of this agreement, the performance by the Trust and FET of their obligations hereunder, and the sale and delivery of the Units by the Trust at the Closing Time, do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(i) any statute, rule or regulation applicable to any Focus Entity;

(ii) any terms, conditions or provisions of the articles, by-laws, constating documents (including the Material Agreements) or resolutions of the directors (or any committee thereof), shareholders or unitholders, as the case may be, of any Focus Entity which are in effect as at the date hereof;

(iii) any terms, conditions or provisions of any indenture, agreement or instrument (including the Material Agreements) to which any Focus Entity is a party or by which any of them are contractually bound as at the date hereof or the Closing Date; or

(iv) any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over or binding any Focus Entity or its properties or assets;

and will not result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of any Focus Entity pursuant to any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which any Focus Entity is a party or by which it is bound or to which any of the property or assets of any Focus Entity is subject;

(p) except such as shall have been made or obtained at or before the Closing Time under the Securities Laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance by each of the Trust and FET of this agreement, the sale of the Units as contemplated herein, or the consummation of the transactions contemplated herein;

(q) no Focus Entity has received notice from any court, governmental agency or body or regulatory authority of any restriction on its ability or of a requirement for it to qualify, nor is any Focus Entity otherwise aware of any restriction on its ability or of a requirement for it to qualify, to conduct its business as it is currently proposed to be conducted, or to own, lease and operate its properties other than any such restriction or requirement that would not have a material adverse effect on the Focus Entities;

(r) each Focus Entity has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted, including, without limitation, performing its obligations under the Material Agreements, if any, to which it is a party;

(s) no Focus Entity is in violation of its constating documents (including, where applicable, the Material Agreements) or by-laws and no Focus Entity is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it may be bound or to

which any of its property or assets is subject, except for any violation or default which would not have a material adverse effect on the Focus Entities;

(t) the Trust is a reporting issuer in good standing and is not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Securities Laws of each of Alberta, British Columbia, Manitoba, Ontario and Québec;

(u) to the best of its knowledge, after due inquiry, the Trust is eligible to file the Preliminary Prospectus and the Prospectus and to distribute Units to persons resident in those Provinces in which it is not currently a reporting issuer;

(v) the Trust Units, Special Voting Rights and Exchangeable Shares have attributes substantially as set forth in the Prospectus;

(w) the issued and outstanding Trust Units are listed and posted for trading on the Toronto Stock Exchange;

(x) the issued and outstanding Exchangeable Shares are listed and posted for trading on the Toronto Stock Exchange;

(y) Valiant Trust Company is the duly appointed registrar and transfer agent of the Trust with respect to the Trust Units at its principal office in the city of Calgary and through its co-agent, Equity Transfer Services Inc., at its office in Toronto;

(z) the minute books of each Focus Entity contain full, true and correct copies of the constating documents of such entities and, at the Closing Time, will contain copies of all material minutes of all meetings and all consent resolutions of the directors (including any committees of the board of directors), partners and shareholders of such entities, as applicable, and all such meetings were duly called and properly held and all such resolutions were properly adopted except to the extent that any such failure could not reasonably be expected to have a materially adverse effect on the Focus Entities;

(aa) each of the Material Agreements has been duly authorized and executed by the Focus Entities that are parties thereto and is a legal, valid and binding obligation of such Focus Entities enforceable against such Focus Entities in accordance with its terms (subject to the general qualifications that enforceability may be limited by bankruptcy, insolvency or other laws affecting creditor's rights generally and that equitable remedies, including the remedies of the specific performance and injunctive relief, are available only in the discretion of the applicable court), and each Focus Entity which is a party to any such agreement is in compliance with the terms of such agreements;

(bb) it has no reason to believe that: (i) the report of Paddock Lindstrom & Associates Ltd. ("Paddock") dated January 16, 2003 and effective as of December 31, 2002, evaluating the oil, natural gas and natural gas liquid reserves and future net production revenues attributable to the properties of the Trust as of December 31,

2002, a summary of which is incorporated by reference in the Prospectus, was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, it has no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in such report; and the Focus Entities have made available to Paddock, prior to the issuance of the above reports for the purpose of preparing such reports, all information requested by Paddock, which information does not contain a misrepresentation;

(cc) neither the Trust nor FET is aware of any defects, failures or impairments in the title of the Focus Entities to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Focus Entities; or (iii) the current cash flow of the Focus Entities;

(dd) other than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Focus Entity, nor has any Focus Entity been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable environmental laws or regulations any of which might reasonably be expected to materially adversely affect the business of the Focus Entities;

(ee) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Trust or the sale of the Units has been issued and no proceedings, investigations or inquiry for such purpose are pending or, to the knowledge of the Trust or FET is contemplated or threatened; and

(ff) with such exceptions as are not material to the Focus Entities, each Focus Entity has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by any Focus Entity and to the knowledge of the Trust and FET, there are no actions, suits, proceedings, investigations or claims threatened or pending against any Focus Entity in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

7.2 Each of the Trust and FET covenants and agrees with and in favour of the Underwriters that the purchase price for the Units (net of related costs) received by the Trust from the Underwriters will be used for the purposes described in the Prospectus.

7.3 The Trust covenants and agrees with and in favour of the Underwriters that the Trust will not make any distribution to holders of Trust Units for which the record date for determining the holders of Trust Units entitled to such distribution is prior to the Closing Date, other than the previously announced monthly distribution of $0.14 per Trust Unit which is payable on June 16, 2003 to unitholders of record on May 31, 2003.

## 8. Closing

8.1 The Closing of the purchase and sale of the Units shall take place at the Closing Time at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta. Subject to the conditions set forth in section 9, at the Closing Time, the Trust shall deliver to Scotia Capital Inc., on behalf of the Underwriters, a certificate in the name of "Scotia Capital Inc." or in such other name or names as Scotia Capital Inc. may notify the Trust not less than one business day before the Closing Date, representing the number of Units purchased by the Underwriters at Closing, against payment by the Underwriters to the Trust of the purchase price therefor, less the Underwriting Fee. Such certificate shall be immediately exchanged for certificates representing the same aggregate number of Units which will be released that day at such of the principal offices of Valiant Trust Company in the city of Calgary and registered in such names as shall be designated in writing to Valiant Trust Company by the Underwriters or its agents in sufficient time prior to the Closing Date, to permit such release. All payments at the Closing Time shall be made by certified cheque, bank draft or wire transfer in immediately available Canadian funds. All such exchanges of certificates are to be made without cost to the Underwriters or the members of any selling group (other than applicable transfer taxes, if any).

## 9. Conditions Precedent

9.1 The following are conditions precedent to the obligations of the Underwriters to close the transaction contemplated by this agreement, which conditions each of the Trust and FET covenants to exercise its best efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters:

(a) at the Closing Time, the Trust shall have delivered to the Underwriters a certificate on behalf of the Trust and FET, dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer of or by such other officers as the Underwriters may approve, certifying that:

(i) the Trust and FET have complied with and satisfied in all material respects, all terms, conditions and covenants of this agreement to be complied with or satisfied by them at or prior to the Closing Time;

(ii) except for changes contemplated by this agreement, the representations and warranties of the Trust and FET contained herein are true and correct

as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(iii) no order, ruling or determination having the effect of ceasing trading in the Trust Units in any of the Provinces has been issued and no proceedings for such purpose are pending or, to the knowledge of the persons signing such certificate, contemplated or threatened; and

(iv) there has been no adverse material change, financial or otherwise, to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Focus Entities, other than disclosed in the Prospectus or any Prospectus Amendment.

(b) at the Closing Time, the Trust shall have furnished to the Underwriters evidence that the Units have been conditionally approved for listing on the Toronto Stock Exchange and that the Units will be posted for trading at the opening of trading on the Closing Date;

(c) at the Closing Time, the Underwriters shall have received a letter of the auditors of the Trust updating the letters referred to in section 3.1(d) above to the Closing Time (and to include any applicable Subsequent Disclosure Documents), such letters to be in form and substance satisfactory to the Underwriters and their counsel, provided that such letters shall be based on a review by the auditors having a cut-off date not more than two business days prior to the Closing Date;

(d) at the Closing Time, the Underwriters shall have received an appropriate legal opinion, dated the Closing Date, from Quebec counsel as to compliance with the laws of Quebec relating to the use of the French language, which opinion shall be in form and substance satisfactory to the Underwriters' counsel; and

(e) at the Closing Time, the Underwriters shall have received favourable legal opinions dated the Closing Date, on behalf of the Focus Entities from Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters from Bennett Jones LLP, with respect to all such matters as the Underwriters may reasonably request (including, without limitation, the execution, delivery and enforceability of this agreement, the issue of the Units and their offering and sale as contemplated by the Prospectus) and such other certificates and documents as the Underwriters and their counsel may reasonably request.

It is understood that counsel for the Underwriters may rely on the opinions of counsel for the Trust as to matters which relate specifically to the Focus Entities and that counsel for the Trust and the Underwriters may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

## 10. **Termination**

10.1 In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel its obligations under this agreement, without any liability on its part, if:

(a) prior to the Closing Time, any inquiry, investigation or other proceeding is announced, commenced or threatened or any order or ruling is issued (and has not been rescinded, revoked or withdrawn) by any securities regulatory authority, the Toronto Stock Exchange or any other competent authority, or there is any change of law or the interpretation or administration thereof, which operates to prevent or restrict or suspend or to materially adversely affect the trading or the distribution of the Trust Units (or any of them) in the Provinces;

(b) prior to the Closing Time, there shall occur any change as is contemplated in section 6.1 hereof (other than a change related solely to the Underwriters) which in its opinion would reasonably be expected to have a material adverse effect on the market price or value of the Trust Units;

(c) prior to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, or any other occurrence of any nature whatsoever which, in its opinion, acting reasonably, seriously adversely affects or will seriously adversely affect the financial markets or the business, operations or affairs of the Focus Entities;

(d) prior to the Closing Time, there is announced any changes or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would, in its opinion, acting reasonably, be expected to have a significant adverse effect on the market price or value of the Trust Units;

(e) prior to the filing of the Prospectus, the Underwriters shall become aware, as a result of its due diligence review, of any material adverse information or fact with respect to any Focus Entity which had not been publicly disclosed prior to the date of this agreement, which in its opinion, acting reasonably, may seriously adversely affect the value or market price of the Units or the investment quality or marketability of the Units; or

(f) the Trust or FET shall be in breach of default under or non-compliance with any material representation, warranty, term or condition of this agreement.

Any such termination shall be effected by giving written notice to the Trust at any time prior to the Closing Time. In the event of a termination by the Underwriters pursuant to this section 10.1, there shall be no further liability on the part of the Underwriters, or any one of them, or of the Trust and FET to the Underwriters except in respect of the payment of the expenses referred to in section 14 hereof as shall have been incurred as of the time of such termination and in respect of any liability of the Trust and FET to the

Underwriters which may have arisen or may thereafter arise under sections 12.1 or 12.3 hereof.

## 11. Conditions

11.1 All representations, warranties, terms and conditions of this agreement shall be construed as conditions and any breach or failure to comply in all material respects with any such representations, warranties, terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Units by notice in writing to that effect given to the Trust at or prior to the Closing Time. The Underwriters may waive in whole or in part or extend the time for compliance with any of such, representations, warranties, terms and conditions without prejudice to its rights in respect of any other of such representations, warranties, terms and conditions or any other breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

## 12. Indemnification

12.1 Each of the Trust and FET (collectively, the "**Indemnitors**"), jointly and severally, covenants and agrees to indemnify and hold harmless each of the Underwriters and each of their respective directors, officers, employees, shareholders and agents (collectively, the "**Indemnified Parties**") from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Units), costs, damages and expenses in any way caused by or arising directly or indirectly from or in consequence of:

(a) any information or statement (except any information or statement relating solely to the Underwriters) in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment, any Subsequent Disclosure Document or in any other document or material filed or delivered pursuant hereto being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b) any order made or any, investigation or proceeding commenced or threatened by any securities regulatory or other authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters) in the Preliminary Prospectus, the Prospectus or in any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto, preventing or restricting the trading in or the distribution of the Units, or any of them, in any of the Provinces;

(c) the breach of any representations, warranties or covenants of the Trust or FET contained herein or delivered pursuant hereto; or

(d) the Trust not complying with any requirement of applicable Securities Laws or the by-laws, rules or policies of the Toronto Stock Exchange in connection with the transaction contemplated herein;

provided that none of the Indemnitors shall be liable to an Indemnified Party in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise directly or indirectly by reason of the negligence, fraud or wilful misconduct of such Indemnified Party or the breach by any such Indemnified Party of any of its covenants herein provided for or of applicable Securities Laws or other laws in connection with the transaction contemplated herein.

12.2 In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in section 12.1 is due in accordance with its terms but is held by a court to be unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Indemnitors shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a) in such proportion as is appropriate to reflect the relative benefits received by the Indemnitors on the one hand and the Underwriters on the other from the distribution of the Units; or

(b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Indemnitors on the one hand and the Underwriters on the other in connection with the matters or things referred to in section 12.1 which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. The relative benefits received by the Indemnitors on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total proceeds from the distribution of the Units (net of the Underwriting Fee payable to the Underwriters but before deducting expenses) received by the Trust is to the Underwriting Fee received by the Underwriters. The relative fault of the Indemnitors on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in section 12.1 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnitors or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in section 12.1. The parties agree that it would not be just and equitable if contribution pursuant to this section 12.2 were

determined by any method of allocation which does not take into account the equitable considerations referred to above in this section 12.2.

12.3 If any matter or thing contemplated by this section 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Indemnitors and the Underwriters of the nature of such claim (provided that any failure to so notify promptly shall relieve the Indemnitors of liability under this section 12 only to the extent that such failure prejudices the ability of the Indemnitors to defend such claim), and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Indemnitors or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the other party, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Indemnitors fail to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Indemnitors; or (iii) the named parties to any such suit or proceeding include both the Indemnified Party on the one hand and any of the Indemnitors on the other and the Indemnified Party shall have received a written opinion from counsel acceptable to the Indemnitors, acting reasonably, that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case, if such Indemnified Party notifies the Indemnitors in writing that it elects to employ separate counsel at the expense of the Indemnitors, the Indemnitors shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party, it being understood, however, that the Indemnitors shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties). None of the Indemnitors shall be liable for any settlement of any action or suit effected without its written consent. It is the intention of the Indemnitors to constitute each of the Underwriters as trustees for the Underwriters' respective directors, officers, employees, shareholders and agents of the covenants of the Indemnitors under section 12.1 with respect to the Underwriters' directors, officers, employees, shareholders and agents, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

12.4 The rights provided in this section 12 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

## 13. Obligations of the Underwriters

13.1 The obligations of the Underwriters to purchase the Units at the Closing Time shall be several and not joint in that each Underwriter shall be obligated to purchase only the percentage of the Units respectively set out opposite its name below:

| | |
|---|---|
| Scotia Capital Inc. | 30% |
| CIBC World Markets Inc. | 30% |
| RBC Dominion Securities Inc. | 14% |
| TD Securities Inc. | 14% |
| FirstEnergy Capital Corp. | 8% |
| J.F. Mackie & Company | 4% |
| | 100% |

13.2 If one or more of the Underwriters fails to purchase at the Closing Time its applicable percentage of the total number of Units (a "Refusing Underwriter"), then provided that the number of Units to be purchased by the Refusing Underwriter and any other Refusing Underwriter exceeds 5% of the total number of Units to be purchased at the Closing Time, the remaining Underwriters shall have the right, but not the obligation, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Units which would otherwise have been purchased by the defaulting Underwriter or Underwriters, and the remaining Underwriters shall also have the right, by notice in writing to the Trust, to postpone the Closing Time for a period not exceeding five business days to determine whether or not to exercise such right to purchase. In the event that such right is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Trust on submission to the Trust and FET of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time.

13.3 If the number of Units to be purchased by the Refusing Underwriter and any other Refusing Underwriter is 5% or less of the total number of Units to be purchased at the Closing Time, the other Underwriters shall have the right, but not the obligation, severally to purchase, on a pro rata basis or such other basis as may be agreed by them, the Units which the Refusing Underwriter was to have purchased, provided that in the event such right is exercised the remaining Underwriters shall have the right to postpone the Closing Time for such period, not to exceed five business days, as they shall determine in order to effect any necessary changes in the Prospectus or in any other document or in order to make any necessary arrangements. In the event such right is not exercised, the total number of Units to be purchased hereunder shall be reduced by the number of Units which the Refusing Underwriter was to have purchased.

13.4 Nothing in this section 13 shall obligate the Trust to sell to one or any of the Underwriters less than all of the Units or shall relieve any Underwriter in default from liability to the Trust or FET or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust or FET of their obligations under this agreement, there shall be no further liability on the part of the Trust or FET to the

Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 12 and 14.

**14. Expenses**

14.1 Whether or not the transactions herein contemplated shall be completed, all expenses of or incidental to the issue and offering of the Units shall be borne by the Trust, including, without limitation, all costs and expenses of or incidental to the preparation, filing, French translation, reproduction and delivery of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, all stock exchange listing fees and Securities Commission filing fees, the out-of-pocket expenses of the Underwriters (including the fees and expenses of the Underwriters' counsel) to a maximum of $45,000 exclusive of GST, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust's counsel, and the fees and expenses of the auditors and engineers of the Trust relating to the transactions contemplated herein.

**15. Restrictions on Further Issuances**

15.1 During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Trust shall not, without the prior written consent of Scotia Capital Inc. and CIBC World Markets Inc. on behalf of the Underwriters after consultation with the Underwriters, which consent shall not be unreasonably withheld, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Trust Units or any other securities convertible or exercisable into Trust Units (other than pursuant to the Trust's trust unit rights incentive plan, or the Trust's executive bonus plan or upon the exchange of issued and outstanding Exchangeable Shares), agree to become bound to do so, or disclose to the public any intention to do so.

**16. Notices**

16.1 Any notices or other communication to be given hereunder shall, in the case of notice to the Trust or FET, be addressed to the Trust at the address on page 1 hereof (fax no. (403) 781-8408), with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, Alberta T2P 3N9

Attention: Grant Zawalsky
Fax No.: (403) 260-0332

and, in the case of notice to the Underwriters, be addressed to Scotia Capital Inc. and CIBC World Markets Inc. on behalf of the Underwriters as follows:

Scotia Capital Inc.
Suite 2000
700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Eric McFadden
Fax No.: (403) 298-4099

CIBC World Markets Inc.
900 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Brenda A. Mason
Fax No.: (403) 260-0524

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Perry Spitznagel
Fax No.: (403) 265-7219

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by facsimile, and shall be deemed to be given at the time sent by facsimile or delivered, if sent by facsimile or delivered to the recipient on a business day (in Calgary) and before 5:00 p.m. (Calgary time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (Calgary time) on the next following business day (in Calgary). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

**17. Authority to Act on Behalf of Underwriters**

The Trust and FET shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by Scotia Capital Inc. and CIBC World Markets Inc., which shall represent the Underwriters and which has the authority to bind the Underwriters, except in respect of: (i) a notice of termination given pursuant to section 10, which notice may be given by any Underwriter; (ii) an agreement of settlement given under section 12, which may be given only by the Underwriter affected thereby; or (iii) the exercise of an Underwriter's right under Section 13, which must be exercised only by the Underwriter affected thereby. Each Underwriter shall consult fully with any other with respect to any such notice or other communication. Acceptance of this offer by the Trust and FET shall constitute their respective authority for accepting notification of any such matters from Scotia Capital Inc. and CIBC World Markets Inc.

**18. Distributions**

The Trust and FET agree that it is a material term of this Agreement and the determination of the purchase price of the Units that the cash distribution payable on or about July 15, 2003 to Unitholders of record on June 30, 2003, and thereafter all other monthly cash distributions on the

Trust Units, be paid on the Units purchased hereunder to Unitholders of record on the applicable record date. Accordingly, the Trust and FET agree that if for any reason Closing occurs after June 30, 2003, the Trust and FET shall, at the request of the Underwriters, reduce the purchase price for the Units purchased hereunder by the amount of any such distributions on the Units, and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding 10 Business Days, in order that the required changes in the Prospectus and in any other documents or arrangement may be effected.

**19. Limitation on Liability of Trust and Unitholders**

The parties hereto acknowledge that FET is entering into this Agreement solely on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon FET or any of the unitholders of the Trust, and that any recourse against the Trust or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

**20. Miscellaneous**

20.1 The representations and warranties contained in this agreement shall survive the purchase by the Underwriters of the Units and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Units.

20.2 Time shall be of the essence of this agreement.

20.3 This agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement.

20.4 If any provision of this agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this agreement and such void or unenforceable provision shall be severable from this agreement.

20.5 This agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

20.6 Each party to this agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

20.7 It is understood that the terms and conditions of this agreement shall supersede any written agreement between the Underwriters and the Trust and FET in respect of the offer and sale of the Units.

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Underwriters. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Trust of the Units on the terms set out herein.

Yours truly,

**SCOTIA CAPITAL INC.**

By: "*Eric McFadden*"
Eric McFadden

**CIBC WORLD MARKETS INC.**

By: "*Brenda A. Mason*"
Brenda A. Mason

**RBC DOMINION SECURITIES INC.**

By: "*Robi Contrada*"
Robi Contrada

**TD SECURITIES INC.**

By: "*Gregory B. Saksida*"
Gregory B. Saksida

**FIRSTENERGY CAPITAL CORP.**

By: "*M. Scott Bratt*"
M. Scott Bratt

**J.F. MACKIE & COMPANY**

By: "*Scott Riddell*"
Scott Riddell

Accepted as of the 6th day of June, 2003.

**FOCUS ENERGY TRUST, by FET Resources Ltd.**

By: *"Derek Evans"*
Derek Evans

**FET RESOURCES LTD.**

By: *"Derek Evans"*
Derek Evans

A·S·C
ALBERTA·SECURITIES·COMMISSION

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

**AND**

**IN THE MATTER OF**

**FOCUS ENERGY TRUST**

**DECISION DOCUMENT**

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated June 6, 2003.

DATED at Calgary, Alberta this June 6, 2003

*"Agnes Lau"*
Agnes Lau
Deputy Director, Capital Markets

**Note:**

SEDAR Project # 00549530

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Stephen J. Chetner
Direct Phone: (403) 260-0265
Direct Fax: (403) 260-0337
sjc@bdplaw.com

Assistant: Lisa VanGellekom
Direct Phone: (403) 260-0104

**DELIVERED VIA SEDAR**

June 6, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland

Dear Sirs:

**Re: Focus Energy Trust (the "Trust") – Preliminary Short Form Prospectus dated June 6, 2003 (the "Preliminary Prospectus")**

We act as counsel to the Trust in connection with the above referenced matter and hereby elect to file the Preliminary Prospectus under the Mutual Reliance Review System ("MRRS"). Alberta is the principal regulator for the Trust under the MRRS. Alberta was chosen as the principal regulator because the Trust was formed under the laws of Alberta and the Trust's head office is located in Alberta.

For your information, the only significant acquisition or disposition (as that term is defined in National Instrument 44-101) of the Trust was in connection with the plan of arrangement (the "Arrangement") among Storm Energy Inc., Storm Energy Ltd., FET Resources Ltd. and the Trust, which was effective August 23, 2002. Pursuant to the Arrangement, certain exploration assets of the Trust were transferred to Storm Energy Ltd. Pro forma financial statements of the Trust for the year ended December 31, 2002 are included in the Preliminary Prospectus and reflect this disposition.

The Trust has confirmed that the acquisition referred to in the Preliminary Prospectus under the heading "Recent Developments" is not a significant acquisition (as that term is defined in National Instrument 44-101).

In accordance with National Policy 43-201 and National Instrument 44-101, we enclose via SEDAR the following documents in connection with the filing of the Preliminary Prospectus:

1. a conformed copy of the Preliminary Prospectus in the English and French language;

1. a copy of the Underwriting Agreement; and

2. a certificate executed by an officer of FET Resources Ltd.., on behalf of the Trust, certifying the Trust's qualification to file the Preliminary Prospectus in the form of a short form prospectus.

Please be advised that all of the documents incorporated by reference into the Preliminary Prospectus, have been filed by the Trust on SEDAR.

In connection with the above referenced filings, we also confirm, pursuant to Section 7.2 of National Policy 43-201, the following:

(a) materials, ***excluding*** all required translations, have been filed with all non-principal regulators that have not opted out of the MRRS for the materials. Please note that the Commission des valeurs mobilieres du Quebec has granted the Trust an order permitting it to file French versions of the documents incorporated by reference into the Preliminary Prospectus prior to the filing of the final short form prospectus;

(b) in respect of each filing jurisdiction, we have filed all documents required to be filed or delivered under the local securities legislation and we have been advised that the Trust is not subject to a cease-trade order issued by a local securities regulatory authority; and

(c) we have been advised that at least one underwriter that has signed the Certificate of the Underwriters is registered in each jurisdiction in which the trust units of the Trust will be offered to purchasers.

Please do not hesitate to contact me or Grant A. Zawalsky (at (403) 260-0376) should you have any questions respecting the foregoing or the enclosed materials, or should you require any additional information.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "*Stephen J. Chetner*"

STEPHEN J. CHETNER

Enclosures

cc: Focus Energy Trust
Attention: Bill Ostlund (via e-mail)
Attention: Kim Schoenroth (via e-mail)

Bennett Jones LLP
Attention: Perry Spitznagel (via e-mail)
Attention: Will Osler (via e-mail)

Commission
des valeurs mobilières
du Québec

Marché des capitaux

**DÉCISION N° : 2003-MC-1436**

**NUMÉRO DE PROJET SÉDAR: 549530**

## VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

**FOCUS ENERGY TRUST**

*Nom de l'émetteur*

En application de l'article 20 de la Loi sur les valeurs mobilières, le visa est octroyé à votre prospectus simplifié provisoire du 6 juin 2003.

Le 6 juin 2003
Date du visa

*(s) Marie-Christine Barrette*
Marie-Christine Barrette
La chef du Service du financement des sociétés

/ir

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

*Bus:* 902-424-7768
*Fax:* 902-424-4625
Website: www.gov.ns.ca/nssc

**IN THE MATTER OF THE SECURITIES ACT**
**R.S.N.S. 1989, CHAPTER 418, AS AMENDED**

**AND**

**IN THE MATTER OF**

**FOCUS ENERGY TRUST**

---

Receipt for a Preliminary Short Form Prospectus dated **June 6, 2003** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

**DATED** at Halifax, this 6th day of **June, 2003**.

*"Donna M. Gouthro"*

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

**NOTE:** The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #549530

A·S·C
ALBERTA·SECURITIES·COMMISSION

**IN THE MATTER OF NATIONAL POLICY 43-201**
**MUTUAL RELIANCE REVIEW SYSTEM FOR**
**PROSPECTUSES AND ANNUAL INFORMATION FORMS**

**AND**

**IN THE MATTER OF**

**FOCUS ENERGY TRUST**

**DECISION DOCUMENT**

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated June 17, 2003.

DATED at Calgary, Alberta this June 17, 2003

*"Agnes Lau"*
Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00549530

**Nouvelle émission** **Le 17 juin 2003**

**PROSPECTUS SIMPLIFIÉ**

# FOCUS ENERGY TRUST

## 25 410 000 $
## 2 100 000 parts de fiducie

Le présent prospectus simplifié assure l'admissibilité du placement de 2 100 000 parts de fiducie (les « parts ») de Focus Energy Trust (la « Fiducie ») au prix de 12,10 $ chacune. Les parts émises et en circulation sont inscrites à la Bourse de Toronto (la « TSX ») sous le symbole « FET.UN ». Le 3 juin 2003, soit le jour de bourse précédant l'annonce du présent placement au public, le cours de clôture des parts s'est établi à 12,60 $ à la TSX. Le 16 juin 2003, le cours de clôture des parts s'est établi à 12,85 $ à la TSX. La TSX a approuvé l'inscription à sa cote des parts qui font l'objet du présent placement à la condition que la Fiducie remplisse toutes ses exigences en matière d'inscription. Le prix d'émission des parts a été fixé par voie de négociation entre FET Resources Ltd. (« FET Resources »), pour le compte de la Fiducie, et Scotia Capitaux Inc., Marchés mondiaux CIBC Inc., RBC Dominion valeurs mobilières Inc., Valeurs Mobilières TD Inc., FirstEnergy Capital Corp. et J.F. Mackie & Company (collectivement, les « preneurs fermes »).

**Prix : 12,10 $ par part**

| | **Prix d'émission** | **Rémunération des preneurs fermes** | **Produit net pour la Fiducie[(1)]** |
|---|---|---|---|
| Par part | 12,10 $ | 0,605 $ | 11,495 $ |
| Total du placement | 25 410 000 $ | 1 270 500 $ | 24 139 500 $ |

Note

(1) Sans déduire les frais relatifs au présent placement, estimés à 300 000 $, qui seront réglés au moyen des fonds de la Fiducie affectés à des fins générales.

Les souscripteurs qui achètent des parts dans le cadre du présent placement et qui détiennent celles-ci à la date de clôture des registres pertinente auront droit aux distributions à compter de la distribution devant être versée vers le 15 juillet 2003, à la condition que la clôture du présent placement ait lieu d'ici le 30 juin 2003, date de clôture des registres prévue relativement à cette distribution. Les souscripteurs n'auront pas droit à la distribution devant être versée aux porteurs de parts le 16 juin 2003, dont la date de clôture des registres est le 31 mai 2003.

De l'avis des conseillers juridiques, compte tenu des réserves et des hypothèses dont il est question à la rubrique « *Considérations fiscales fédérales canadiennes* », à la date d'émission, les parts faisant l'objet des présentes (i) constitueront des placements admissibles en vertu de la *Loi de l'impôt sur le revenu* (Canada) et du règlement y afférent pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études et (ii) ne constitueront pas des placements interdits en vertu de certaines autres lois énoncées à la rubrique « *Admissibilité à des fins de placement* ».

Les preneurs fermes offrent conditionnellement les parts, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie et leur remise et leur acceptation par les preneurs fermes, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « *Mode de placement* » et sous réserve de l'approbation de certaines questions d'ordre juridique ayant trait au présent placement par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Bennett Jones LLP, pour le compte des preneurs fermes.

**Marchés mondiaux CIBC Inc. est une propriété exclusive d'une banque à charte canadienne qui prête à FET Resources, filiale en propriété exclusive de la Fiducie. Par conséquent, la Fiducie peut être considérée comme un émetteur « associé » à Marchés mondiaux CIBC Inc. au sens des lois canadiennes sur les valeurs mobilières applicables. Voir « *Liens entre la Fiducie, FET Resources et un certain preneur ferme* ».**

Les souscriptions de parts seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Il est prévu que la clôture aura lieu vers le 25 juin 2003 ou à une autre date, au plus tard le 18 juillet 2003, dont la Fiducie et les preneurs fermes pourraient convenir. Les certificats définitifs représentant les parts pourront être remis à la clôture. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, faire des opérations visant à fixer ou à stabiliser le cours des parts à un niveau autre que celui qui serait formé sur le marché libre. Voir « *Mode de placement* ».

**Les parts ne sont des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ils ne sont pas assurés aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.**

## TABLE DES MATIÈRES

## MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. Les mots « prévoir », « continuer », « estimer », « s'attendre à », « peut », « pourrait », « projeter », « devrait », « estimer » et les expressions similaires signalent des énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus susceptibles de faire en sorte que les résultats ou les faits réels diffèrent considérablement de ceux qui sont exprimés dans ces énoncés prospectifs. La Fiducie et FET Resources estiment que les attentes qu'expriment ces énoncés prospectifs sont raisonnables, mais il n'est aucunement certain qu'elles se réaliseront. Par conséquent, les acquéreurs éventuels sont priés de ne pas se fier indûment aux énoncés prospectifs qui figurent dans le présent prospectus simplifié ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne sont valables qu'à la date du présent prospectus simplifié ou à la date indiquée dans les documents qui y sont intégrés par renvoi, selon le cas.

En particulier, le présent prospectus simplifié et les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs ayant trait à ce qui suit :

- les taux de production de pétrole et de gaz naturel;
- les programmes de dépenses en immobilisations;
- la quantité des réserves de pétrole et de gaz naturel;
- les projections relatives aux prix et aux coûts des marchandises;
- l'offre et la demande de pétrole et de gaz naturel;
- les attentes relatives à la capacité de réunir des capitaux et d'obtenir des réserves supplémentaires de façon constante par le biais d'acquisitions et d'activités de mise en valeur;
- le traitement prévu par la réglementation gouvernementale.

Les résultats réels pourraient différer sensiblement de ceux prévus dans ces énoncés prospectifs en raison des facteurs de risque énoncés ci-dessous et ailleurs dans le présent prospectus simplifié :

- la volatilité du prix du pétrole et du gaz naturel sur le marché;
- les responsabilités inhérentes aux activités pétrolières et gazières;
- l'incertitude inhérente à l'estimation des réserves de pétrole et de gaz naturel;
- la concurrence à l'égard, notamment, des capitaux, de l'acquisition des réserves, des terrains inexploités et du personnel compétent;
- l'évaluation incorrecte de la valeur des acquisitions;
- les problèmes géologiques et techniques et les problèmes relatifs au forage et au traitement;
- la fluctuation des cours du change et des taux d'intérêt et la volatilité des marchés boursiers;
- l'incapacité de réaliser les avantages prévus des acquisitions;
- les autres facteurs dont il est question à la rubrique « *Facteurs de risque* ».

Ces facteurs ne devraient pas être considérés comme exhaustifs. La Fiducie et FET Resources déclinent toute obligation de mettre à jour ou de réviser publiquement les énoncés prospectifs.

## ABRÉVIATIONS ET DÉFINITIONS

Dans le présent prospectus simplifié, les abréviations et les termes suivants ont le sens qui leur est donné ci-après :

« **°API** » est une indication de la densité spécifique du pétrole brut mesurée à l'échelle de densité API. Le pétrole liquide ayant une densité spécifique de 28 °API et plus est généralement appelé du pétrole brut léger.

« **b** » désigne un baril ou des barils

« **b/j** » désigne des barils par jour

« **Gpi$^3$** » désigne un milliard de pieds cubes

« **bep** » désigne des barils équivalents de pétrole. Un baril équivalent de pétrole est établi en convertissant un volume de gaz naturel en barils à raison de six kpi$^3$ par baril. Ces facteurs de conversion ne sont pas fondés sur le contenu en énergie ou le prix de celle-ci.

« **bep/j** » désigne des barils équivalents de pétrole par jour

« **kb** » désigne un millier de barils

« **kbep** » désigne un millier de barils équivalents de pétrole

« **kpi$^3$** » désigne un millier de pieds cubes

« **kpi$^3$/j** » désigne un millier de pieds cubes par jour

« **Mb** » désigne un million de barils

« **Mpi$^3$** » désigne un million de pieds cubes

« **Mpi$^3$/j** » désigne un million de pieds cubes par jour

« **LGN** » désigne les liquides de gaz naturel

« **acquisition de Loon Lake** » désigne l'acquisition de la propriété Loon Lake par FET Resources, qui est décrite plus amplement à la rubrique « *Faits nouveaux – Acquisition de Loon Lake* »;

« **acte de fiducie** » désigne l'acte de fiducie modifié et mis à jour daté du 15 juillet 2002 qui régit la Fiducie;

« **actions échangeables de FET** » désigne les actions échangeables, série A de FET Resources;

« **actions ordinaires de FET** » désigne les actions ordinaires de FET Resources;

« **arrangement** » désigne le plan d'arrangement en vertu de la BCAA conclu entre la Fiducie, Storm et New Storm, qui a été réalisé le 23 août 2002, dans le cadre duquel, entre autres choses, la Fiducie a acquis indirectement la totalité des actions ordinaires émises et en circulation de Storm, New Storm a acquis certains éléments d'actif de croissance de Storm et les actions de New Storm ont été placées auprès des ex-porteurs d'actions ordinaires de Storm;

« **BCAA** » désigne la *Business Corporations Act* (Alberta), L.R.A. 2000, c. B-9, en sa version modifiée, y compris le règlement y afférent;

« **billets de FET** » ou « **billets** » désigne les billets subordonnés non garantis à 14 % de FET Resources émis dans le cadre de l'arrangement;

« **conseil d'administration** » ou « **conseil** » désigne le conseil d'administration de FET Resources ou de ses successeurs;

« **convention de prise ferme** » désigne la convention conclue en date du 6 juin 2003 entre la Fiducie, FET Resources et les preneurs fermes relativement au présent placement;

« **convention de vote et d'échange** » désigne la convention de vote et d'échange conclue à la date d'effet;

« **convention relative à la PBN** » désigne la convention relative à la participation aux bénéfices nets datée du 23 août 2002 qui a été conclue entre FET Resources et la Fiducie;

« **date de clôture des registres aux fins d'une distribution** » désigne le dernier jour de chaque mois civil ou une autre date qui pourrait être fixée par le fiduciaire, sauf que le 31 décembre sera dans tous les cas une date de clôture des registres aux fins d'une distribution;

« **date d'effet** » désigne le 23 août 2002;

« **droit de vote spécial** » désigne le droit de vote spécial de la Fiducie, émis et attesté aux termes de l'acte de fiducie, qui est actuellement en circulation et donne droit aux avantages et fait l'objet des restrictions énoncés dans celui-ci;

« **États-Unis** » ou « **É.-U.** » désigne les États-Unis d'Amérique;

« **facilités de crédit** » a le sens qui lui est conféré à la note 1 du tableau de la rubrique « *Structure du capital consolidée de la Fiducie* »;

« **FET Resources** » désigne FET Resources Ltd., société par actions constituée en vertu de la BCAA;

« **fiduciaire** » désigne Valiant Trust Company ou son successeur à titre de fiduciaire de la Fiducie;

« **fiduciaire nommé aux termes de la convention de vote et d'échange** » désigne Valiant Trust Company, fiduciaire initial aux termes de la convention de vote et d'échange, ou tout autre fiduciaire nommé aux termes de celle-ci;

« **Fiducie** » désigne Focus Energy Trust, fiducie établie en vertu des lois de l'Alberta;

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada), L.R.C. 1985, c.1, 5e supplément, en sa version modifiée, y compris le règlement y afférent;

« **New Storm** » désigne Storm Energy Ltd., société par actions constituée en vertu de la BCAA;

« **notice annuelle de la Fiducie** » désigne la notice annuelle de renouvellement de la Fiducie datée du 16 mai 2003;

« **parts** » désigne les parts de fiducie de la Fiducie;

« **placements autorisés** » désigne (i) les obligations émises ou garanties par le gouvernement du Canada ou d'une province canadienne ou un organisme ou un intermédiaire d'un tel gouvernement, (ii) les dépôts à terme, les certificats de placement garanti, les certificats de dépôt ou les acceptations bancaires émis ou garantis par une banque à charte canadienne ou d'autres institutions financières dont les titres d'emprunt ou les dépôts à court terme ont obtenu au moins la cote A ou l'équivalent de Standard & Poor's Corporation, Moody's Investors Service, Inc. ou Dominion Bond Rating Service Limited et (iii) le papier commercial ayant obtenu au moins la cote A ou l'équivalent de Dominion Bond Rating Service Limited, venant à échéance dans chacun des cas dans les 180 jours suivant la date de l'acquisition;

« **porteurs de parts** » ou « **porteur de parts** » désigne les porteurs des parts;

« **preneurs fermes** » désigne, collectivement, Scotia Capitaux Inc., Marchés mondiaux CIBC Inc., RBC Dominion valeurs mobilières Inc., Valeurs Mobilières TD Inc., FirstEnergy Capital Corp. et J.F. Mackie & Company;

« **propriété Loon Lake** » désigne les participations dans les réserves de pétrole et de gaz naturel et les installations connexes situées dans la zone principale de la Fiducie de Red Earth, en Alberta, devant être acquises par FET Resources dans le cadre de l'acquisition de Loon Lake, qui sont décrites plus amplement à la rubrique « *Faits nouveaux – Acquisition de Loon Lake* »;

« **PBN** » désigne la participation aux bénéfices nets, commençant le 23 août 2002, donnant droit à la Fiducie à environ 99 % des rentrées de fonds nettes produites par certaines des participations pétrolières et gazières actuelles et futures et les biens corporels connexes appartenant, directement ou indirectement, à FET Resources, compte tenu de certains frais, dépenses et déductions;

« **Storm** » désigne Storm Energy Inc., société devancière de FET Resources, constituée en vertu de la BCAA;

« **TSX** » désigne la Bourse de Toronto.

Le singulier englobe le pluriel et le masculin englobe le féminin, et vice versa.

Sauf indication contraire, toutes les sommes indiquées dans le présent prospectus simplifié sont exprimées en dollars canadiens.

## DOCUMENTS INTÉGRÉS PAR RENVOI

**L'information intégrée par renvoi au présent prospectus simplifié provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada.** On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au vice-président, Finances et chef des finances de FET Resources au 205, 5th Avenue S.W., bureau 3250, Calgary (Alberta) T2P 2V7, téléphone (403) 781-8409. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au vice-président, Finances et chef des finances de FET Resources, à l'adresse et au numéro de téléphone indiqués ci-dessus. En outre, on peut obtenir les documents intégrés par renvoi aux présentes auprès des commissions des valeurs mobilières ou autorités similaires au Canada par l'intermédiaire du site Web de SEDAR, à l'adresse www.sedar.com. Le numéro de profil SEDAR de la Fiducie est le 18353.

Les documents suivants de la Fiducie, qui ont été déposés auprès des diverses commissions des valeurs mobilières ou autorités similaires des provinces canadiennes, sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle de la Fiducie et le rapport de gestion pour l'exercice terminé le 31 décembre 2002 qui y est intégré par renvoi;

b) les états financiers consolidés comparatifs vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2002 et à cette date, ainsi que les notes complémentaires et le rapport des vérificateurs y afférent;

c) la circulaire d'information de la Fiducie datée du 8 avril 2003 relative à l'assemblée annuelle et extraordinaire des porteurs de parts qui a eu lieu le 15 mai 2003, à l'exclusion des rubriques intitulées « *Rapport du comité de rémunération* », « *Graphique sur le rendement* » et « *Régie de la Fiducie* »;

d) les états financiers consolidés comparatifs non vérifiés de la Fiducie pour le trimestre terminé le 31 mars 2003 et à cette date, qui se trouvent dans le rapport intermédiaire du premier trimestre de la Fiducie;

e) le rapport de gestion pour le trimestre terminé le 31 mars 2003.

Les avis de changement important (à l'exclusion des avis de changement important confidentiels), les états financiers intermédiaires comparatifs, les états financiers annuels comparatifs et le rapport des vérificateurs y afférent ainsi que les circulaires d'information (à l'exclusion des parties de celles-ci qu'il n'est pas nécessaire d'intégrer aux présentes par renvoi aux termes de la norme canadienne 44-101 des autorités en valeurs mobilières canadiennes) déposés par la Fiducie auprès des commissions des valeurs mobilières ou des organismes de réglementation similaires des provinces canadiennes entre la date du présent prospectus simplifié et la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

**Tout énoncé faisant partie d'un document intégré aux présentes par renvoi, ou réputé l'être, est réputé modifié ou remplacé aux fins du présent prospectus simplifié dans la mesure où un énoncé fait dans les présentes ou dans un autre document déposé par la suite, qui est également intégré aux présentes par renvoi, ou réputé l'être, modifie ou remplace cet énoncé. Il n'est pas nécessaire que le nouvel énoncé indique qu'il modifie ou remplace un énoncé antérieur, ni qu'il donne d'autres renseignements énoncés dans le document qu'il modifie ou remplace. Si une telle modification ou un tel remplacement est fait, cela ne doit pas être réputé signifier, à quelque fin que ce soit, que l'énoncé modifié ou remplacé, au moment où il a été fait, constituait une information fausse ou trompeuse, un énoncé faux d'un fait important ou une omission d'énoncer un fait important qui est requis ou dont la mention est nécessaire pour faire en sorte qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait. Tout énoncé ainsi modifié ou remplacé n'est pas réputé faire partie du présent prospectus simplifié, sauf dans la mesure où il est ainsi modifié ou remplacé.**

## FOCUS ENERGY TRUST

### Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de la province d'Alberta et établie conformément à l'acte de fiducie. Le siège social et établissement principal de la Fiducie est situé au 205, 5th Avenue S.W., bureau 3250, Calgary (Alberta) T2P 2V7. La Fiducie a été établie aux fins suivantes :

- investir dans les titres de FET Resources et participer à l'arrangement;
- acquérir la participation aux bénéfices nets aux termes de la convention relative à la PBN;
- acquérir d'autres titres de FET Resources et d'autres entreprises, y compris des personnes morales, des sociétés de personnes ou des fiducies, ou investir dans de tels titres, et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;
- aliéner quelque partie que ce soit de ses biens, y compris les titres de FET Resources;
- détenir temporairement des espèces et des placements dans le but de payer ses frais et ses dettes, faire d'autres placements autorisés conformément à l'acte de fiducie, régler les sommes qu'elle doit payer dans le cadre des rachats de parts de fiducie et verser des distributions aux porteurs de parts;
- payer les frais liés à ce qui précède.

Le fiduciaire ne peut acquérir des placements qui pourraient faire en sorte a) que le coût indiqué de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par l'article 5000 du Règlement de l'impôt ou b) que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du bénéfice net de la Fiducie. Il est actuellement prévu que le seul revenu que touchera la Fiducie proviendra de l'intérêt reçu sur le capital des billets et de la convention relative à la PBN. La Fiducie verse des distributions en espèces mensuelles aux porteurs de parts (depuis le 15 octobre 2002) constituées des intérêts créditeurs réalisés sur les billets et du revenu provenant de la convention relative à la PBN, déduction faite des frais, s'il y a lieu, et des rachats contre espèces de parts de fiducie.

**Structure de la Fiducie**

Le schéma suivant présente la structure de la Fiducie à la date des présentes.



Porteurs de parts de la Fiducie(1)
Distributions en espèces
Fiducie
Actions échangeables
Rentrées de fonds(2)
Placements(2)
FET Resources(3)
40 %
Redearth Partnership
FET Gas Production Ltd.(4)


Notes

(1) La Fiducie appartient en totalité aux porteurs de parts.

(2) Les rentrées de fonds représentent des versements effectués par FET Resources à la Fiducie à l'égard des versements d'intérêt sur les billets et le revenu réalisé par la Fiducie aux termes de la convention relative à la PBN. Outre ces sommes, FET Resources peut faire à la Fiducie des remboursements anticipés du capital des billets avant l'échéance de ces derniers.

(3) FET Resources est une filiale en propriété exclusive de la Fiducie. La Fiducie investira les fonds recueillis grâce à l'émission ultérieure de parts de fiducie dans des titres additionnels de FET Resources afin de permettre à cette dernière de faire des dépenses en immobilisations. En outre, la Fiducie pourrait réinvestir une tranche du revenu reçu de FET Resources ainsi que les remboursements du capital des billets dans des titres additionnels de FET Resources afin de permettre à cette dernière de faire des dépenses en immobilisations.

(4) FET Gas Production Ltd. est une filiale en propriété exclusive de FET Resources.

Conformément aux modalités de l'acte de fiducie et du droit de vote spécial émis au fiduciaire, les porteurs de parts et les porteurs d'actions échangeables de FET peuvent indiquer à la Fiducie comment voter relativement à toutes les questions qui sont soumises à cette dernière, y compris l'élection des administrateurs de FET Resources, l'approbation des états financiers de la Fiducie et la nomination de ses vérificateurs.

## DESCRIPTION DES ACTIVITÉS

### Introduction

FET Resources exerce activement des activités d'exploitation, de mise en valeur, d'acquisition et de production de pétrole et de gaz naturel en Colombie-Britannique et en Alberta. Le plan d'affaires de FET Resources consiste à maximiser le rendement que la Fiducie tire de ses propriétés pétrolifères et gazéifères et de son actif connexe. Lorsque cela sera possible, FET Resources compte accroître ses réserves en y ajoutant des réserves de qualité et de longue durée offrant un potentiel d'exploitation à faible risque.

Lorsqu'elle examine des participations ou des acquisitions éventuelles, FET Resources tient compte d'un certain nombre de facteurs, y compris (i) la valeur actualisée des revenus futurs tirés de ces propriétés qui proviendront des réserves productives prouvées, des réserves prouvées totales et des réserves établies, (ii) le potentiel de mise en valeur du gisement, (iii) si l'infrastructure existante dans la zone d'intérêt est suffisante pour faire face à une activité accrue, (iv) le coût des activités de mise en valeur éventuelles, (v) les placements dans des propriétés qui comportent des réserves de moyenne ou de longue durée et (vi) la capacité de FET Resources d'augmenter la valeur des propriétés acquises au moyen d'activités d'exploitation et de forage de mise en valeur supplémentaires. **Le conseil d'administration peut, à sa discrétion, approuver des acquisitions d'éléments d'actif ou de sociétés ou des placements qui ne sont pas conformes à ces lignes directrices après avoir examiné les aspects qualitatifs des propriétés visées, y compris le profil de risque, le potentiel sur le plan technique, la durée des réserves et la qualité des éléments d'actif.**

### Acquisitions et aliénations importantes

Ni la Fiducie ni FET Resources n'ont réalisé d'acquisition ou d'aliénation de propriété importante au cours de l'exercice terminé le 31 décembre 2002, à l'exception de la restructuration de l'actif qui est survenu en raison de l'arrangement.

## FAITS NOUVEAUX

### Acquisition de Loon Lake

Le 4 juin 2003, la Fiducie a annoncé la réalisation de l'acquisition de Loon Lake en contrepartie de 20,8 M$. La propriété Loon Lake compte actuellement 50 puits de pétrole productifs bruts (20,6 puits nets). La propriété Loon Lake produit actuellement 385 b/j de pétrole à 38 °API et 88 kpi³/j de gaz naturel. L'acquisition de Loon Lake vise des participations faisant ou non l'objet d'une exploitation concertée à la propriété Loon Lake. Environ 84 % de la production actuelle et 87 % des réserves acquises sont représentées par un intérêt économique direct de 41,5 % dans la concession Loon Slave Point G, dont FET Resources sera l'exploitante. La propriété Loon Lake comprend également une option de forage sur cinq ans permettant d'acquérir une participation de 50 % dans 21 sections de terrains inexploités et la propriété d'installations de traitement du pétrole et de production d'électricité. L'acquisition de Loon Lake vise également un intérêt économique direct de 50 % dans 15 sections de terrains et cinq puits de gaz naturel inactifs à la propriété gazéifère Tommy Lakes de FET Resources, située dans le nord-est de la Colombie-Britannique.

FET Resources a acquis les propriétés de New Storm, qui a trois administrateurs en commun avec elle. L'opération a été approuvée par les administrateurs non reliés de FET Resources d'après une évaluation technique indépendante.

## DESCRIPTION DES PARTS

### Parts

Un nombre illimité de parts peuvent être créées et émises aux termes de l'acte de fiducie. Chaque part donne à son porteur le droit d'exprimer une voix à toutes les assemblées des porteurs de parts et représente une participation véritable indivise égale dans les distributions de la Fiducie (qu'elles soient faites sur le bénéfice net, les gains en capital réalisés nets ou d'autres sommes) et dans l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts en circulation permettent à leurs porteurs de recevoir une part égale des distributions de la Fiducie et, en cas de dissolution ou de liquidation de celle-ci, une part égale de l'actif net de la Fiducie. Toutes les parts ont égalité de rang, de façon proportionnelle, sans privilège ni priorité. Chaque part est transférable, ne comporte aucun droit de conversion ou droit préférentiel de souscription, permet à son porteur d'exiger

que la Fiducie rachète une partie ou la totalité des parts qu'il détient et lui confère une voix par part détenue à toutes les assemblées des porteurs de parts.

Les parts ne constituent pas un mode de placement traditionnel et les épargnants ne devraient pas les considérer comme des « actions » de FET Resources ou de la Fiducie. Les porteurs de parts de la Fiducie, à ce titre, ne bénéficieront pas des droits prévus par la loi qui découlent habituellement de la propriété d'actions d'une société, par exemple le droit d'intenter un recours en cas d'abus ou une action oblique. Le cours d'une part sera fonction du revenu distribuable prévu de FET Resources et de la capacité de celle-ci d'obtenir la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie fluctuera en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment les taux d'intérêt, les prix des marchandises et la capacité de la Fiducie d'acquérir des éléments d'actif supplémentaires. L'évolution de la conjoncture du marché pourrait avoir une incidence défavorable sur le cours des parts.

Les parts ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie et les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

**Droits de vote spéciaux**

Pour que la Fiducie dispose de plus de latitude afin d'effectuer des acquisitions d'entreprises, l'acte de fiducie permet la création de droits de vote spéciaux qui lui permettront d'accorder des droits de vote aux porteurs des actions échangeables de FET et, à l'avenir, aux porteurs d'autres actions échangeables que FET Resources ou d'autres filiales de la Fiducie pourraient émettre dans le cadre d'autres opérations visant des actions échangeables.

Un nombre illimité de droits de vote spéciaux peuvent être créés et émis aux termes de l'acte de fiducie. Les porteurs de droits de vote spéciaux n'auront pas droit aux distributions de quelque nature que ce soit versées par la Fiducie, mais ils auront droit, aux assemblées des porteurs de parts, au nombre de voix prescrit par le conseil d'administration dans la résolution autorisant l'émission de droits de vote spéciaux. Sauf pour ce qui est du droit de voter aux assemblées des porteurs de parts, les droits de vote spéciaux ne confèrent aucun autre droit à leurs porteurs.

Conformément aux modalités de la convention de vote et d'échange, la Fiducie a émis un droit de vote spécial au fiduciaire nommé aux termes de la convention de vote et d'échange au profit de toutes les personnes qui ont reçu des actions échangeables de FET dans le cadre de l'arrangement.

**Émission de parts**

L'acte de fiducie prévoit que des parts, y compris des droits, des bons de souscription et d'autres titres visant l'achat de parts, la conversion en parts ou l'échange contre des parts, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil d'administration. L'acte de fiducie prévoit également que FET Resources peut autoriser la création et l'émission de débentures, de billets et d'autres titres d'emprunt de la Fiducie, selon les modalités, aux personnes et moyennant la contrepartie établies par FET Resources.

**Distributions en espèces**

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du bénéfice net que la Fiducie tire des intérêts créditeurs sur les billets et du revenu obtenu aux termes de la PBN, déduction faite des frais et des obligations de la Fiducie exigibles et courus qui sont imputables à son bénéfice net. En outre, les porteurs de parts de la Fiducie peuvent, à la discrétion du conseil d'administration, toucher des distributions relativement aux remboursements anticipés du capital des billets effectués par FET Resources à la Fiducie avant l'échéance des billets. Toutefois, il est prévu que la Fiducie réinvestira une part considérable des remboursements du capital des billets en vue de faire des dépenses en immobilisations destinées à accroître l'exploitation de FET Resources et d'ainsi augmenter les fonds provenant de l'exploitation de celle-ci.

Pour obtenir de plus amples renseignements au sujet des parts, y compris au sujet de la responsabilité limitée des porteurs de parts, du droit au rachat de parts, des assemblées des porteurs de parts et des modifications de l'acte de fiducie, voir la rubrique « *Renseignements supplémentaires relatifs à Focus Energy Trust* » de la notice annuelle de la Fiducie.

## STRUCTURE DU CAPITAL CONSOLIDÉE DE LA FIDUCIE

Le tableau suivant établit la structure du capital consolidée de la Fiducie au 31 décembre 2002 et au 31 mars 2003, compte tenu et non tenu du présent placement et de l'acquisition de Loon Lake.

| Désignation (autorisée) | Au 31 décembre 2002 | Au 31 mars 2003 compte non tenu du présent placement et de l'acquisition de Loon Lake | Au 31 mars 2003 compte tenu du présent placement et de l'acquisition de Loon Lake[4] |
|---|---|---|---|
| Dette bancaire (70 millions de dollars)[1] | 51 801 000 $ | 29 250 000 $ | 26 210 500 $ |
| Avoir des porteurs de parts | | | |
| Parts[2] | 33 908 902 $ | 34 899 870 $ | 58 739 370 $ |
| (nombre illimité) | (22 804 905 parts) | (23 422 028 parts) | (25 522 028 parts) |
| Actions échangeables | 9 628 379 $ | 8 775 427 $ | 8 775 427 $ |
| (nombre illimité) | (5 964 335 actions) | (5 389 168 actions) | (5 389 168 actions) |
| Droits de vote spéciaux[3] | néant $ | néant $ | néant $ |
| (nombre illimité) | (1 part, 6 160 621 votes) | (1 part, 5 757 787 votes) | (1 part, 5 757 787 votes) |

Notes

(1) FET Resources a une facilité de crédit à terme renouvelable de 70 millions de dollars auprès d'une institution financière canadienne. Les avances de fonds portent intérêt au taux préférentiel des prêteurs ou au taux des acceptations bancaires majoré d'une marge applicable. Les facilités sont garanties par le capital de 125 millions de dollars d'une débenture remboursable sur demande comportant une charge variable sur la totalité de l'actif de FET Resources; les facilités font l'objet d'une révision annuelle aux termes de laquelle les prêteurs peuvent réviser les modalités d'emprunt.

(2) De plus, à la date du présent placement, 1 500 000 parts sont réservées aux fins d'émission à l'exercice des droits visant la souscription de parts aux termes du régime de droits de souscription de parts de fiducie de la Fiducie; 360 000 droits de souscription de parts ont été octroyés et sont en circulation.

(3) Se reporter à la rubrique « Description des parts – Droits de vote spéciaux » pour une description des droits de vote spéciaux.

(4) Compte tenu de l'émission de 2 100 000 parts pour un produit brut total de 25 410 000 $ moins les honoraires de 1 270 500 $ des preneurs fermes et des frais d'émission évalués à 300 000 $; le produit net de l'émission, évalué à 23 839 500 $, sera utilisé pour réduire la dette bancaire, y compris la dette contractée aux termes de l'acquisition de Loon Lake, pour financer le programme de dépenses en immobilisations de FET Resources ainsi que des acquisitions futures.

(5) Au 31 décembre 2002 et au 31 mars 2003, la fiducie avait des bénéfices non répartis s'élevant respectivement à 44,3 millions de dollars et à 52,3 millions de dollars et des distributions aux porteurs de parts accumulées de 11,1 millions de dollars et de 19,2 millions de dollars, respectivement.

## VARIATION DU COURS ET VOLUME DE NÉGOCIATION DES PARTS

Les parts en circulation sont inscrites à la cote de la TSX sous le symbole « FET.UN ». Le tableau suivant présente les cours extrêmes et le volume de négociation des parts à la TSX pendant les périodes indiquées :

| Période | Haut (en dollars) | Bas (en dollars) | Volume |
|---|---|---|---|
| **2002** | | | |
| Août (29 et 30) | 9,98 | 9,10 | 1 374 500 |
| Septembre | 10,65 | 9,52 | 4 883 511 |
| Octobre | 10,50 | 9,49 | 3 952 340 |
| Novembre | 10,50 | 9,32 | 2 890 309 |
| Décembre | 10,40 | 8,85 | 3 102 351 |

| Période | Haut (en dollars) | Bas (en dollars) | Volume |
|---|---|---|---|
| **2003** | | | |
| Janvier | 10,82 | 10,05 | 3 082 954 |
| Février | 11,60 | 10,65 | 2 260 847 |
| Mars | 11,74 | 10,25 | 1 593 531 |
| Avril | 11,65 | 10,75 | 1 889 814 |
| Mai | 12,58 | 11,41 | 1 260 245 |
| Juin (jusqu'au 16) | 12,85 | 12,20 | 1 023 200 |

Note

(1) *Les parts sont négociées à la TSX depuis la réalisation de l'arrangement, soit le 29 août 2002.*

Le 3 juin 2003, soit le jour de bourse précédant l'annonce du présent placement au public, le cours de clôture des parts s'est établi à 12,60 $ à la TSX. Le 16 juin 2003, le cours de clôture des parts s'est établi à 12,85 $ à la TSX.

## DISTRIBUTIONS EN ESPÈCES

Le tableau suivant présente le montant des distributions en espèces mensuelles par part versées par la Fiducie pour les mois indiqués depuis la réalisation de l'arrangement.

| | Distribution par part |
|---|---|
| **2002** | |
| Septembre[1] | 0,11 |
| Octobre | 0,11 |
| Novembre | 0,11 |
| Décembre | 0,11 |
| **2003** | |
| Janvier | 0,135 |
| Février | 0,135 |
| Mars | 0,135 |
| Avril | 0,14 |

Notes

(1) Cette distribution était la première distribution en espèces faite par la Fiducie après la réalisation de l'arrangement.
(2) La Fiducie a annoncé le 15 mai 2003 que la prochaine distribution mensuelle d'espèces distribuables de 0,14 $ par part sera versée le 16 juin 2003 aux porteurs de parts inscrits le 31 mai 2003.

La Fiducie verse des distributions en espèces le 15e jour de chaque mois (ou le jour ouvrable suivant) aux porteurs de parts de fiducie inscrits à la date de clôture des registres aux fins d'une distribution précédente.

Les souscripteurs qui achètent des parts dans le cadre du présent placement et qui détiennent celles-ci à la date de clôture des registres pertinente auront droit aux distributions à compter de la distribution devant être versée vers le 15 juillet 2003, à la condition que la clôture du présent placement ait lieu d'ici le 30 juin 2003, date de clôture des registres prévue relativement à cette distribution. Les souscripteurs n'auront pas droit à la distribution devant être versée aux porteurs de parts le 16 juin 2003, dont la date de clôture des registres est le 31 mai 2003.

## EMPLOI DU PRODUIT

Le produit net que la Fiducie tirera de la vente des parts qui font l'objet du présent prospectus est estimé à 23 839 500 $, déduction faite de la rémunération de 1 270 500 $ payable aux preneurs fermes et des frais d'émission estimés à 300 000 $. Voir « *Mode de placement* ». La Fiducie affectera le produit net tiré du présent placement à la souscription de titres de FET Resources.

FET Resources affectera le produit net tiré du présent placement à la réduction de sa dette bancaire, y compris celle contractée dans le cadre de l'acquisition de Loon Lake, au financement de son programme de dépenses en immobilisations et à des acquisitions futures. Voir « *Liens entre la Fiducie, FET Resources et un certain preneur ferme* ».

## MODE DE PLACEMENT

Aux termes de la convention de prise ferme, la Fiducie a convenu d'émettre et de vendre aux preneurs fermes, et ces derniers ont individuellement convenu d'acheter, un nombre global de 2 100 000 parts le 25 juin 2003, ou à une autre date, au plus tard le 18 juillet 2003, dont les parties à la convention de prise ferme pourraient convenir. Les parts ne seront remises que si les preneurs fermes versent à la Fiducie, à la clôture, 12,10 $ par part. La convention de prise ferme prévoit que la Fiducie versera aux preneurs fermes une rémunération de 0,605 $ par part émise et vendue par la Fiducie, soit une rémunération globale de 1 270 500 $, en contrepartie de leurs services dans le cadre du présent placement. Les modalités du présent placement ont été établies par voie de négociation entre FET Resources, pour le compte de la Fiducie, et les preneurs fermes.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et ces derniers peuvent y mettre fin, à leur discrétion, si certaines conditions se réalisent. Sous réserve de certaines exceptions prévues dans la convention de prise ferme, si l'un des preneurs fermes n'achète pas les parts qu'il avait convenu d'acheter, les autres preneurs fermes pourront, sans y être tenus, acheter les parts en question. Toutefois, les preneurs fermes sont tenus de prendre en livraison et de payer toutes les parts si au moins l'une d'entre elles est achetée aux termes de la convention de prise ferme. La convention de prise ferme prévoit également que la Fiducie et FET Resources indemniseront les preneurs fermes ainsi que leurs administrateurs, les membres de leur direction, leurs mandataires, leurs actionnaires et leurs employés de certaines responsabilités et de certains frais.

Il est prévu que la clôture aura lieu vers le 25 juin 2003 ou à une autre date dont la Fiducie et les preneurs fermes pourraient convenir, au plus tard le 18 juillet 2003. Les certificats définitifs représentant les parts pourront être remis à la clôture.

Les preneurs fermes ont avisé la Fiducie que, dans le cadre du présent placement, ils peuvent, sous réserve des lois applicables, faire des opérations visant à fixer ou à stabiliser le cours des parts à un niveau autre que celui qui serait formé sur le marché libre. Ces opérations, si elles sont commencées, peuvent être interrompues à tout moment.

La Fiducie a convenu de ne pas, sous réserve de certaines exceptions, pendant la période de 90 jours suivant la date de clôture du présent placement, placer ou émettre des parts ou des titres convertibles en parts ou échangeables contre des parts, ni s'engager à le faire, sans le consentement de Scotia Capitaux Inc. et de Marchés mondiaux CIBC Inc., pour le compte des preneurs fermes, qui ne pourra refuser ce consentement sans motif valable.

La TSX a approuvé l'inscription à sa cote des parts qui font l'objet du présent placement à la condition que la Fiducie remplisse toutes ses exigences en matière d'inscription.

Les parts qui font l'objet des présentes n'ont pas été et ne seront pas inscrites en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « Loi sur les valeurs mobilières américaine »), ou des lois sur les valeurs mobilières d'un État. Par conséquent, elles ne peuvent être placées ni vendues aux États-Unis ni à des personnes des États-Unis (au sens donné au terme *U.S. Person* dans le règlement S de la Loi sur les valeurs mobilières américaine), sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi sur les valeurs mobilières américaine ou des lois sur les valeurs mobilières applicables des États.

## LIENS ENTRE LA FIDUCIE, FET RESOURCES ET UN CERTAIN PRENEUR FERME

Marchés mondiaux CIBC Inc. est une filiale en propriété exclusive d'une banque à charte canadienne (la « banque ») qui prête à FET Resources. Par conséquent, la Fiducie peut être considérée comme un « émetteur associé » à ce preneur ferme en vertu des lois canadiennes sur les valeurs mobilières applicables. Au 31 mars 2003, FET Resources devait à la banque une somme globale de 29,3 M$ aux termes des facilités de crédit décrites à la note 1 du tableau qui figure à la rubrique « *Structure du capital consolidée de la Fiducie* ». FET Resources respecte toutes les modalités importantes des conventions régissant les facilités de crédit et la banque n'a pas renoncé à ses droits en cas de violation déterminante de ces conventions par FET Resources depuis la signature de celles-ci. Ni la situation financière de FET Resources ni la valeur de la garantie donnée à l'égard des facilités de crédit n'a changé sensiblement depuis que celles-ci ont été contractées.

Le produit net du présent placement sera utilisé en vue de souscrire des titres de FET Resources. FET Resources affectera le produit net tiré du présent placement à la réduction de sa dette bancaire, y compris celle contractée dans le cadre de l'acquisition de Loon Lake, au financement de son programme de dépenses en immobilisations et à des acquisitions futures.

La décision de placer les parts qui font l'objet des présentes a été prise, et les modalités du présent placement ont été établies, par voie de négociation entre FET Resources, pour le compte de la Fiducie, et les preneurs fermes. La banque n'a participé ni à cette décision ni à l'établissement de ces modalités, mais elle a été informée de l'émission et des modalités de celles-ci. En conséquence de la présente émission, Marchés mondiaux CIBC Inc. recevra sa part de la rémunération payable aux preneurs fermes.

## INTÉRÊTS DES EXPERTS

Certaines questions d'ordre juridique ayant trait au présent placement seront examinées par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Bennett Jones LLP, pour le compte des preneurs fermes. À la date des présentes, les associés et les avocats salariés de Burnet, Duckworth & Palmer LLP et de Bennett Jones LLP sont collectivement propriétaires, directement ou indirectement, de moins de 1 % des parts.

## CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Burnet, Duckworth & Palmer LLP et de Bennett Jones LLP (collectivement, les « conseillers juridiques »), le texte qui suit résume fidèlement les principales considérations fiscales fédérales canadiennes, en vertu de la Loi de l'impôt, généralement applicables au porteur de parts qui fait l'acquisition de parts dans le cadre du présent placement et qui, aux fins de la Loi de l'impôt, détient les parts à titre d'immobilisations et n'a aucun lien de dépendance avec la Fiducie et les preneurs fermes. En général, les parts seront considérées comme des immobilisations pour leur porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise de négociation de titres et qu'il ne les ait pas acquises au moyen d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Certaines parts qui, autrement, ne seraient pas considérées comme des immobilisations pourraient l'être, dans certaines circonstances, si leurs porteurs font le choix permis par le paragraphe 39(4) de la Loi de l'impôt. Le présent résumé ne s'applique pas (i) au porteur de parts qui est une « institution financière », au sens de la Loi de l'impôt, aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur de parts dans lequel une participation constituerait un « abri fiscal déterminé » au sens de la Loi de l'impôt ni (iii) au porteur de parts qui constitue une « institution financière déterminée », au sens de la Loi de l'impôt. Un tel porteur devrait consulter son fiscaliste avant d'investir dans les parts.

Le présent résumé est fondé sur les dispositions de la Loi de l'impôt en vigueur en date des présentes et sur l'interprétation que donnent les conseillers juridiques aux pratiques administratives publiées actuelles de l'Agence des douanes et du revenu du Canada (l'« ADRC »). Sauf pour ce qui est des propositions expresses visant à modifier la Loi de l'impôt qui ont été annoncées publiquement par le ministre des Finances fédéral avant la date des présentes (les « modifications proposées »), le présent résumé ne tient pas compte ni ne prévoit de modifications de la législation en matière d'impôt sur le revenu, que ce soit par voie législative, réglementaire ou judiciaire, ni de modifications aux pratiques administratives ou de cotisation de l'ADRC. Le présent résumé n'aborde pas toutes les considérations fiscales fédérales canadiennes possibles et ne tient pas compte des considérations fiscales provinciales, territoriales ou étrangères découlant de l'acquisition, de la propriété ou de la disposition de parts. Sauf indication contraire, le présent résumé repose sur l'hypothèse selon laquelle toutes les opérations décrites dans les présentes se font à la juste valeur marchande.

**Le présent résumé est général et n'est pas destiné à constituer un avis fiscal ou juridique à l'intention des acquéreurs ou porteurs de parts éventuels, et il ne doit pas être interprété comme tel; aucune déclaration n'est faite quant aux conséquences fiscales applicables à un acquéreur ou porteur éventuel. Par conséquent, les porteurs de parts éventuels devraient consulter leur fiscaliste en ce qui a trait à leur situation particulière.**

### Régime fiscal de la Fiducie

Selon des déclarations faites par FET Resources, de l'avis des conseillers juridiques, la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » au sens de la Loi de l'impôt, et le présent résumé présume qu'elle continuera de l'être. Les conseillers juridiques ont été informés par FET Resources qu'il est prévu que la Fiducie continuera de remplir ces exigences de la Loi de l'impôt afin de demeurer admissible à titre de fiducie de fonds communs de placement pendant toute son

existence. Dans le cas contraire, les considérations fiscales pourraient être, à certains égards, considérablement différentes de celles qui sont décrites ci-dessous.

**Revenu de la Fiducie**

La Fiducie est assujettie à l'impôt au cours de chaque année d'imposition sur son revenu de l'année comme si elle était un particulier distinct. L'année d'imposition de la Fiducie correspond à l'année civile.

Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie est tenue d'inclure tout l'intérêt sur les placements qu'elle détient, y compris l'intérêt sur les billets de FET, qui lui revient jusqu'à la fin de l'année ou qu'elle peut recevoir ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où cet intérêt avait été pris en considération dans le calcul de son revenu d'une année d'imposition précédente. À la condition que la Fiducie fasse les attributions appropriées, tous les dividendes qu'elle aurait inclus dans son revenu à titre de dividendes reçus sur des actions de sociétés canadiennes imposables dont elle est propriétaire, y compris les actions ordinaires de FET, seront réputés avoir été reçus par les porteurs de parts et non par la Fiducie. La Fiducie sera également tenue d'inclure dans son revenu de chaque année d'imposition toutes les sommes qu'elle reçoit à l'égard des redevances pétrolières versées par FET Resources, y compris les sommes qu'elle verse à cette dernière à l'égard des droits à la Couronne remboursés. Les modifications proposées stipulent que le revenu de redevances doit être inclus dans le revenu selon la comptabilité d'exercice plutôt que la comptabilité de trésorerie. Les modifications proposées entreront en vigueur, s'il y a lieu, au moment où elles obtiendront la sanction royale. La Fiducie n'a pas le droit de déduire des redevances à la Couronne, mais elle a le droit de demander une déduction relative aux ressources correspondant à 25 % de ses « bénéfices modifiés relatifs à des ressources ». Si elles sont adoptées, les modifications proposées entraîneraient la mise en application progressive de la déductibilité des redevances à la Couronne et l'abolition de la déduction relative aux ressources sur une période de cinq ans. L'incidence de ces modifications, si elles sont adoptées telles quelles, est incertaine et variera selon l'écart entre la partie non déductible de la déduction relative aux ressources et les redevances à la Couronne déductibles pour chaque année d'imposition. La Fiducie peut déduire, à l'égard de chaque année d'imposition, une somme ne dépassant pas 20 % des frais d'émission totaux du présent placement et d'autres placements de parts ou de titres de créance (sous réserve d'un rajustement proportionnel dans le cas d'une année d'imposition abrégée), dans la mesure où ces frais n'étaient pas déductibles au cours d'une année antérieure, et elle peut aussi déduire les frais de gestion et d'administration raisonnables qu'elle a engagés pendant l'année.

Dans la mesure où la Fiducie réalise un revenu pour une année d'imposition, une fois que les inclusions et déductions décrites ci-dessus ont été faites, elle pourra déduire la totalité des sommes qu'elle a versées ou doit verser aux porteurs de parts sur son revenu au cours de l'année. Une somme sera considérée comme payable à un porteur de parts au cours d'une année d'imposition seulement si elle lui est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit d'en exiger le versement au cours de l'année. Voir « – *Imposition des porteurs de parts résidents du Canada – Revenu tiré des parts* ». L'acte de fiducie prévoit que la Fiducie est généralement tenue de distribuer la totalité de son revenu chaque année aux porteurs de parts. Par conséquent, il est prévu que, en règle générale, la Fiducie n'aura pas de revenu imposable aux fins de la Loi de l'impôt. Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie peut, à sa discrétion, demander une déduction d'un montant inférieur à son revenu de l'année qui devient payable aux porteurs de parts au cours de la même année, de façon à utiliser les pertes subies au cours d'années d'imposition antérieures. La Fiducie peut choisir de ne pas demander toutes les déductions dans la pleine mesure permise par la Loi de l'impôt aux fins du calcul de son revenu et de son revenu imposable.

**Imposition des porteurs de parts résidents du Canada**

***Revenu tiré des parts***

Chaque porteur de parts est généralement tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie qui lui a été versée ou lui était payable au cours de l'année en question, que cette somme lui ait été ou non réellement versée au cours de l'année en question. Le revenu qu'un porteur de parts tire des parts sera considéré comme un revenu tiré de biens et non comme un revenu relatif à des ressources (ou des « bénéfices relatifs à des ressources ») aux fins de la Loi de l'impôt. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées aux porteurs de parts ni être traitées comme des pertes subies par ces derniers.

À la condition que la Fiducie effectue les attributions appropriées, la partie de ses gains en capital imposables nets et des dividendes imposables qui est payée ou payable à un porteur de parts conservera son caractère et sera traitée à ce titre entre les mains du porteur de parts aux fins de la Loi de l'impôt. La partie non imposable des gains en capital réalisés nets de la Fiducie qui est payée ou payable à un porteur de parts au cours d'une année ne sera pas incluse dans le calcul du revenu de celui-ci pour

l'année en question ni ne réduira le prix de base rajusté des parts pour le porteur de parts. Toute autre somme en sus du bénéfice net de la Fiducie qui est payée ou payable par celle-ci à un porteur de parts au cours d'une année ne doit pas, de manière générale, être incluse dans le revenu du porteur de parts pour l'année en question. Toutefois, lorsqu'une telle somme devient payable à un porteur de parts, sauf à titre de produit de disposition d'une part, le prix de base rajusté des parts détenues par ce porteur de parts sera généralement réduit de cette somme.

Le porteur de parts qui, pendant toute l'année d'imposition pertinente, est une « société privée sous contrôle canadien », au sens de la Loi de l'impôt, pourrait être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables et certains revenus d'une fiducie.

***Prix de base rajusté des parts***

Le coût d'une part, pour le porteur de parts, correspond de manière générale au prix d'achat des parts majoré des autres frais raisonnables engagés dans le cadre de l'achat de celles-ci. Il faut faire la moyenne de ces sommes et du prix de base rajusté de toutes les autres parts alors détenues par le porteur de parts à titre d'immobilisations afin d'obtenir le prix de base rajusté de chaque part. Les sommes distribuées à un porteur de parts par la Fiducie relativement à une part réduiront le prix de base rajusté de la part pour le porteur de parts, dans la mesure où elles excèdent la quote-part du porteur de parts dans le bénéfice net de la Fiducie, calculée selon les principes décrits ci-dessus. Dans la mesure où le prix de base rajusté d'une part, pour le porteur, serait inférieur à zéro, le nombre négatif sera réputé être un gain en capital réalisé par le porteur de parts au moment de la disposition de la part au cours de l'année où le nombre négatif est obtenu.

***Disposition de parts***

La disposition réelle ou réputée de parts (autrement que dans le cadre d'une opération avec report d'impôt) par un porteur de parts, dans le cadre d'un rachat ou autrement, donne lieu à un gain (une perte) en capital dans la mesure où le produit de disposition (à l'exclusion de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts, tel qu'il est décrit ci-dessus) est supérieur (inférieur) au prix de base rajusté des parts pour le porteur de parts, plus les frais de disposition raisonnables. La moitié des gains en capital réalisés par le porteur de parts au moment de la disposition d'une part doit être incluse, en vertu de la Loi de l'impôt, dans son revenu de l'année de la disposition à titre de gain en capital imposable. La moitié des pertes en capital subies au moment de la disposition d'une part peut être déduite des gains en capital imposables réalisés par le porteur de parts au cours de l'année de la disposition, des trois années d'imposition antérieures ou d'une année d'imposition ultérieure, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Les gains en capital imposables réalisés par le porteur de parts qui est un particulier ou une fiducie, sauf certains types de fiducies, peuvent donner lieu à l'impôt minimum de remplacement, selon la situation du porteur de parts. Le porteur de parts qui, pendant toute l'année pertinente, est une « société privée sous contrôle canadien » au sens de la Loi de l'impôt pourrait être tenu de payer un impôt remboursable supplémentaire sur certains revenus de placement, y compris les gains en capital imposables.

***Rachat de parts***

Le rachat de parts en contrepartie d'espèces, de billets de rachat ou de billets (au sens donné à chacun de ces termes dans la notice annuelle de la Fiducie), selon le cas, constitue une disposition de ces parts en contrepartie d'un produit de disposition correspondant à la somme en espèces ou à la juste valeur marchande de ces billets de rachat ou de ces billets, moins toute tranche de celui-ci qui est considérée comme une distribution sur le revenu de la Fiducie. En conséquence, les porteurs de parts qui font racheter leurs parts réaliseront un gain en capital, ou subiront une perte en capital, dans la mesure où le produit est supérieur, ou inférieur, au prix de base rajusté des parts ainsi rachetées. Les porteurs de billets de rachat ou de billets sont généralement tenus d'inclure dans leur revenu l'intérêt qu'ils ont reçus, qu'ils recevront ou qui leur revient (selon que le porteur de parts est un particulier, une société par actions ou une fiducie) sur ceux-ci. Le coût, pour un porteur de parts, d'un bien qui lui est distribué par la Fiducie sera réputé correspondre à la juste valeur marchande de ce bien au moment de la distribution. Les porteurs de parts devraient consulter leurs fiscalistes quant aux conséquences de la réception de billets de rachat au moment d'un rachat.

**Non-résidents du Canada**

La somme que la Fiducie distribue sur son revenu à un porteur de parts qui n'est pas ni n'est réputé être un résident du Canada aux fins de la Loi de l'impôt sera généralement assujettie à une retenue d'impôt canadien au taux de 25 %, à moins que ce taux ne

soit réduit par les dispositions d'une convention fiscale conclue entre le Canada et le territoire de résidence du porteurs de parts. Par exemple, les porteurs de parts résidents des États-Unis qui peuvent bénéficier de la *Convention fiscale de 1980 entre le Canada et les États-Unis d'Amérique* pourront faire ramener le taux de retenue d'impôt à 15 % du montant des distributions sur le revenu.

La disposition réelle ou réputée d'une part, dans le cadre d'un rachat, en raison de distributions sur le capital excédant le prix de base rajusté de la part pour un porteur de parts, ou autrement, ne donnera pas lieu à un gain en capital assujetti à l'impôt en vertu de la Loi de l'impôt pour un porteur qui n'est pas ni n'est réputé être un résident du Canada, à la condition que la part en question ne soit pas un « bien canadien imposable » du porteur de parts aux fins de la Loi de l'impôt. Les parts ne constitueront généralement pas des biens canadiens imposables pour un tel porteur, à moins que a) le porteur de parts ne les détienne ou ne les utilise, ou ne soit réputé les détenir ou les utiliser, dans le cadre de l'exploitation d'une entreprise au Canada, b) les parts ne constituent des « biens d'assurance désignés » du porteur de parts aux fins de la Loi de l'impôt, c) à tout moment au cours de la période de 60 mois précédant la disposition des parts, le porteur de parts ou les personnes qui ont des liens de dépendance avec celui-ci, ou le porteur de parts et ces personnes, n'aient été propriétaires de 25 % et plus des parts émises ou d) la Fiducie ne soit pas une fiducie de fonds commun de placement aux fins de la Loi de l'impôt à la date de la disposition.

## ADMISSIBILITÉ À DES FINS DE PLACEMENT

Si la Fiducie est admissible à titre de fiducie de fonds commun de placement, les parts constitueront généralement des placements admissibles en vertu de la Loi de l'impôt pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études (les « régimes »). Les régimes ne seront généralement pas tenus de payer de l'impôt à l'égard des distributions reçues de la Fiducie ou des gains en capital réalisés au moment de la disposition de parts. Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts cesseront de constituer des placements admissibles pour les régimes. Si un régime acquiert ou détient des biens qui ne constituent pas des placements admissibles, cela pourrait avoir des répercussions fiscales défavorables sur le régime en question ou le rentier de celui-ci.

Les régimes qui sont propriétaires de parts devraient consulter leurs fiscalistes avant de décider d'exercer leur droit au rachat, étant donné que la contrepartie reçue au moment du rachat pourrait, dans certaines circonstances, ne pas constituer un placement admissible pour ces régimes.

Si la Fiducie limite les biens étrangers qu'elle détient conformément au plafond prescrit dans la Loi de l'impôt et qu'elle est admissible à titre de fiducie de fonds commun de placement, les parts ne constitueront pas des biens étrangers pour les régimes (à l'exception des régimes enregistrés d'épargne-études), les régimes de pension agréés et d'autres personnes assujetties à l'impôt de la Partie XI de la Loi de l'impôt. Les régimes enregistrés d'épargne-études ne sont pas assujettis à cet impôt.

De l'avis des conseillers juridiques, d'après les lois en vigueur à la date des présentes, les dispositions des lois énumérées ci-dessous n'empêcheraient pas les compagnies, les sociétés par actions, les régimes de retraite ou les personnes inscrites en vertu de ces lois ou régies par ces lois d'investir dans les parts, sous réserve des normes ou critères de placement prudent ou, s'il y a lieu, des politiques, lignes directrices ou objectifs en matière de placement qui ont été déposés, lorsque cela était exigé, auprès des organismes de réglementation compétents, et des dispositions générales en matière de placement des lois en question :

*Loi sur les sociétés d'assurances* (Canada);
*Loi sur les sociétés de fiducie et de prêt* (Canada);
*Loi sur les associations coopératives de crédit* (Canada);
*Loi de 1985 sur les normes de prestation de pension* (Canada);
*Loan and Trust Corporations Act* (Alberta);
*Employment Pension Plans Act* (Alberta);
*Financial Institutions Act* (Colombie-Britannique);
*The Pension Benefits Act, 1992* (Saskatchewan);
*Loi sur les assurances* (Manitoba)
*Loi sur les fiduciaires* (Manitoba);
*Loi sur les prestations de pension* (Manitoba);
*Loi sur les régimes de retraite* (Ontario);
*Loi sur les sociétés de prêt et de fiducie* (Ontario);
*Loi sur les assurances* (Québec) (à l'égard des assureurs autres que des corporations de fonds de garantie);
*Loi sur les sociétés de fiducie et les sociétés d'épargne* (Québec) (pour les sociétés de fiducie qui investissent leurs propres fonds et les dépôts qu'elles reçoivent et les sociétés d'épargne qui investissent leurs fonds);
*Loi sur les régimes complémentaires de retraite* (Québec).

## FACTEURS DE RISQUE

Un placement dans les parts comporte certains risques. Les épargnants devraient évaluer soigneusement les facteurs de risque suivants, ainsi que ceux qui sont décrits à la rubrique « *Facteurs de risque* » de la notice annuelle de la Fiducie.

**Échec possible de la matérialisation des avantages prévus des acquisitions**

La Fiducie a réalisé l'acquisition de Loon Lake afin de renforcer sa situation dans le secteur du pétrole et du gaz naturel et de susciter la possibilité de concrétiser certains avantages, notamment des économies de coûts éventuelles. La matérialisation des avantages de l'acquisition de Loon Lake dépendra en partie de la réussite du regroupement des fonctions et de l'intégration opportune et efficace des exploitations et des méthodes, ainsi que de la capacité de la Fiducie et de FET Resources de tirer profit des possibilités de croissance attendues des propriétés Loon Lake. L'intégration de FET Resources et des propriétés Loon Lake exigera beaucoup d'efforts, de temps et de ressources de la part de la direction, qui pourrait ainsi ne plus être en mesure de consacrer son attention et ses ressources à d'autres occasions stratégiques et aux questions relatives à l'exploitation au cours de ce processus.

## LITIGES

Il n'y a aucun litige en cours auquel la Fiducie ou FET Resources est partie ou qui viserait l'un ou l'autre de leurs biens respectifs et qui présenterait de l'importance pour la Fiducie, et aucun litige de cette nature ne semble imminent.

## VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont KPMG s.r.l., comptables agréés, 205, 5th Avenue, bureau 1200, Calgary (Alberta) T2P 4B5. KPMG s.r.l., comptables agréés, sont devenus les vérificateurs de la Société en date du 8 avril 2003.

Valiant Trust Company, à son bureau principal de Calgary, en Alberta, et par l'entremise de son coagent, Equity Transfer Services Inc., à son bureau principal de Toronto, en Ontario, est l'agent des transferts et agent chargé de la tenue des registres des parts.

## DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus ou des modifications contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus ou des modifications. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

# ÉTATS FINANCIERS PRO FORMA DE LA FIDUCIE POUR L'EXERCICE TERMINÉ LE 31 DÉCEMBRE 2002

## Rapport sur la compilation

Aux administrateurs de
**FET Resources Ltd., administrateur de Focus Energy Trust**

Nous avons procédé à un examen portant uniquement sur la compilation de l'état consolidé des résultats pro forma non vérifié de Focus Energy Trust pour l'exercice terminé le 31 décembre 2002. Cet état financier consolidé pro forma a été préparé pour inclusion dans le prospectus simplifié daté du 17 juin 2003. À notre avis, l'état consolidé des résultats pro forma non vérifiée pour l'exercice terminé le 31 décembre 2002 a été compilé correctement pour refléter l'opération prévue et les hypothèses décrites dans les notes y afférentes.

Calgary, Canada
Le 17 juin 2003

(signé) « KPMG s.r.l. »
Comptables agréés

**Focus Energy Trust**

**État consolidé des résultats pro forma**
Exercice terminé le 31 décembre 2002
(non vérifié)

| | Focus Energy Trust | Actif de Storm Energy (note 1) | Rajustements pro forma (note 2) | | Chiffres consolidés pro forma de Focus Energy Trust |
|---|---|---|---|---|---|
| | (vérifié) | | | | |
| **Produits** | | | | | |
| Produits tirés de la production | 114 593 548 $ | (30 093 732) $ | | | 84 499 816 $ |
| Redevances | (28 090 718) | 7 328 906 | | | (20 761 812) |
| Crédit d'impôt de l'Alberta au titre des redevances | 389 542 | (63 607) | (111 121) | 2 b) | 214 815 |
| Autres produits | 1 751 327 | | (4 299) | 2 c) | 1 747 028 |
| | 88 643 699 | | | | 65 699 847 |
| **Charges** | | | | | |
| Production | 12 975 580 | (3 550 647) | | | 9 424 933 |
| Convention de services techniques | 1 501 613 | | 2 698 387 | 2 d) | 4 200 000 |
| Frais généraux et administratifs | | | | | |
| Directs | 2 546 381 | | (1 946 381) | 2 d) | 600 000 |
| Programme de primes des cadres | 554 003 | | 852 870 | 2 e) | 1 406 873 |
| Intérêts et financement | 2 472 579 | | (558 147) | 2 f) | 1 914 432 |
| Déplétion et amortissement | 26 720 714 | | (5 758 665) | 2 g) | 20 962 049 |
| Dotation à la provision pour restauration et abandon des lieux | 1 225 926 | | (457 585) | 2 h) | 768 341 |
| | 47 996 796 | | | | 39 276 628 |
| **Bénéfice d'exploitation** | 40 646 903 | | | | 26 432 219 |
| Charges liées à la réorganisation | 12 717 078 | | | | 12 717 078 |
| **Bénéfice avant impôts sur les bénéfices et autres impôts** | 27 929 825 | | | | 13 706 141 |
| **Impôts sur les bénéfices et autres impôts** | | | | | |
| Charge d'impôts futurs | 6 673 206 | | (5 865 209) | 2 i) | 807 997 |
| Impôts exigibles et impôt des grandes sociétés | 2 051 378 | | 246 035 | 2 i) | 2 297 413 |
| | 8 724 584 | | | | 3 105 410 |
| **Bénéfice net de l'exercice** | **19 205 241 $** | | | | **10 600 731 $** |
| ***Nombre moyen pondéré total de parts de fiducie*** | 28 210 245 | | | 2 j) | 28 210 245 |
| **Bénéfice net par part de fiducie** | 0,68 $ | | | | 0,38 $ |

*Se reporter aux notes afférentes à l'état consolidé des résultats pro forma.*

**Focus Energy Trust**

## NOTES AFFÉRENTES À L'ÉTAT CONSOLIDÉ DES RÉSULTATS PRO FORMA

Exercice terminé le 31 décembre 2002

### 1. Mode de présentation

L'état consolidé des résultats pro forma non vérifié ci-joint pour l'exercice terminé le 31 décembre 2002 (l'« état pro forma ») a été préparé pour refléter la cession importante d'actifs par FET Resources Ltd. (anciennement Storm Energy Inc.) à Storm Energy Ltd. par le biais de l'arrangement qui est entré en vigueur le 23 août 2002.

Aux termes de l'arrangement, Storm Energy Inc. a été convertie d'une société dont les activités se centraient sur l'exploration et la production pétrolières et gazières en deux entités distinctes : i) Storm Energy Ltd., société ouverte dont les activités sont centrées sur l'exploration et la mise en valeur de réserves de pétrole et de gaz naturel et ii) Focus Energy Trust (la « Fiducie »), fiducie qui distribuera une portion importante des liquidités à ses porteurs de parts. FET Resources Ltd., filiale en propriété exclusive de la Fiducie, détient des participations de concessionnaire dans certaines propriétés pétrolières et gazières de Storm Energy Inc.

Compte tenu de l'arrangement, l'état consolidé des résultats de la Fiducie a été préparé selon la méthode de la continuité des intérêts communs, méthode qui reconnaît la Fiducie à titre de société remplaçante de Storm Energy Inc.

L'état pro forma comprend les comptes de la Fiducie, d'une participation dans une société, et de ses filiales en propriété exclusive, FET Resources Ltd. et FET Gas Production Ltd.

L'état pro forma a été préparé par la direction conformément aux principes comptables généralement reconnus du Canada. L'état pro forma donne effet aux opérations et aux hypothèses décrites à la note 2 comme si elles avaient eu lieu le 1er janvier 2002. L'état pro forma n'est pas nécessairement représentatif des résultats d'exploitation qui auraient été obtenus si les événements reflétés aux présentes avaient eu lieu aux dates indiquées ni des résultats qui pourraient être obtenus à l'avenir.

Les conventions comptables utilisées dans la préparation de l'état pro forma sont conformes à celles utilisées dans les états financiers consolidés vérifiés de la Fiducie au 31 décembre 2002. L'état pro forma a été dressé à l'aide de renseignements dérivés des états financiers consolidés vérifiés pour 2002 de la Fiducie et de Storm Energy Ltd. et doit être lu à la lumière de ceux-ci; il a également été dressé à l'aide de l'arrangement. De l'avis de la direction, l'état pro forma comprend tous les rajustements nécessaires pour la juste présentation de l'entité résultante.

### 2. Hypothèses et rajustements pro forma

Aux termes de l'arrangement, Storm Energy Inc. a été acquise par FET Resources Ltd., pour une contrepartie en actions de Storm Energy Ltd. et des parts de la Fiducie. En outre, FET Resources Ltd. et Storm Energy Inc. ont été regroupées pour former FET Resources Ltd. Étant donné que l'ancien groupe d'actionnaires de Storm Energy Inc. détenait Storm Energy Ltd. et la Fiducie (y compris sa filiale en propriété exclusive FET Resources Ltd.), aucun rajustement à la valeur comptable des actifs et des passifs de Storm Energy Inc. n'est exigé pour comptabiliser l'opération.

L'état pro forma donne effet aux hypothèses et rajustements suivants :

a) Aux termes de l'arrangement, certaines propriétés détenues par l'entité consolidée Storm Energy Inc. ont été transférées afin que Storm Energy Ltd. détienne une participation de concessionnaire de 60 % dans certaines propriétés pétrolières dans la région de Redearth, en Alberta, et une

participation de 100 % dans des propriétés d'exploration dans la région de Redearth, en Alberta. La valeur comptable nette des immobilisations de Storm Energy Inc. a été attribuée à FET Resources Ltd. en fonction de la partie des réserves établies de pétrole et de gaz attribuées à FET Resources Ltd., tel qu'il a été déterminé par des ingénieurs indépendants spécialisés.

b) Aux termes de l'arrangement, certains actifs sont devenus inadmissibles au crédit d'impôt de l'Alberta au titre des redevances.

c) Les autres produits sont liés aux installations et aux propriétés attribuées à Storm Energy Ltd.

d) Aux termes de la convention de services techniques, FET Resources Ltd. verse des frais de gestion, de mise en valeur, d'exploitation et de fonctionnement à Storm Energy Ltd. pour les propriétés transférées à FET Resources Ltd. à raison de 350 000 $ par mois. La convention prend fin le 30 juin 2003. Les frais généraux et administratifs directs comprennent la rémunération des dirigeants de FET Resources Ltd. et d'autres frais estimatifs calculés en fonction de charges réelles engagées par la Fiducie.

e) Le programme de primes des cadres donne lieu au paiement de 2,5 % des produits nets tirés de la production pour l'exercice (tel qu'il est défini dans le programme de primes). La première moitié de la prime est versée au comptant et la deuxième, par le biais de l'émission de parts de fiducie.

f) Dans le cadre de l'arrangement, l'encours de la dette de Storm Energy Inc. a été réparti selon un ratio de 36/64 entre Storm Energy Ltd. et FET Resources Ltd. De nouvelles facilités de crédit bancaires ont été mises sur pied pour Storm Energy Ltd. et FET Resources Ltd. Par conséquent, l'intérêt a été recalculé en fonction d'une dette de 24 292 399 $ attribuée à Storm Energy Ltd. Se reporter à la note 3 afférente aux états financiers consolidés de Focus Energy Trust datés du 31 décembre 2002.

g) La déplétion et l'amortissement ont été rajustés pour refléter l'application de l'amortissement proportionnel au rendement approprié pour tout le groupe de coûts attribué à Storm Energy Ltd. en fonction de l'évaluation des réserves prouvées de pétrole et de gaz naturel, telles qu'elles ont été déterminées par des ingénieurs indépendants spécialisés.

h) La dotation à la provision pour restauration et abandon des lieux a été ajustée en fonction de provisions historiques liées aux installations et aux propriétés attribuées à Storm Energy Ltd.

i) Les impôts futurs ont été calculés à l'aide du taux d'imposition réel original de Storm Energy Inc. et de Storm Energy Ltd., ainsi qu'en fonction des ajustements ci-dessus. L'impôt des grandes sociétés a été attribué sur une base proportionnelle et reflète le changement de structure organisationnelle aux termes de l'arrangement.

j) Le bénéfice net par part de fiducie est calculé en fonction du nombre moyen pondéré de parts de fiducie (après l'arrangement) ou d'actions ordinaires de Storm Energy Inc. (avant l'arrangement) en circulation au cours de l'exercice.

k) Des frais de 12 717 078 $ liés à l'arrangement sont compris dans l'état pro forma.

**ATTESTATION DE LA FIDUCIE**

Le 17 juin 2003

Le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de chacune des provinces canadiennes. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres devant faire l'objet du placement.

**Pour FOCUS ENERGY TRUST,**

**FET RESOURCES LTD.,**

(signé) Derek W. Evans
Président et chef de la direction

(signé) William D. Ostlund
Vice-président, Finances et chef des finances

**AU NOM DU CONSEIL D'ADMINISTRATION,**

(signé) John A. Brussa
Administrateur

(signé) Gerry A. Romanzin
Administrateur

**ATTESTATION DES PRENEURS FERMES**

Le 17

juin 2003

À notre connaissance, le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de chacune des provinces canadiennes. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres devant faire l'objet du placement.

| | |
|---|---|
| Pour **Scotia Capitaux Inc.,** | Pour **Marchés mondiaux CIBC Inc.,** |
| (signé) Eric McFadden | (signé) Brenda A. Mason |
| Pour **RBC Dominion valeurs mobilières Inc.,** | Pour **Valeurs Mobilières TD Inc.,** |
| (signé) Robi Contrada | (signé) Gregory B. Saksida |

Pour **FirstEnergy Capital Corp.,**

(signé) M. Scott Bratt

Pour **J.F. Mackie & Company,**

(signé) Scott Riddell

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*

*This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".*

**New Issue** **June 17, 2003**

**SHORT FORM PROSPECTUS**

# FOCUS ENERGY TRUST

**$25,410,000**
**2,100,000 Units**

This short form prospectus qualifies the distribution of 2,100,000 trust units ("Units") of Focus Energy Trust (the "Trust") at a price of $12.10 per Unit. The issued and outstanding Units are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "FET.UN". On June 3, 2003, the last trading day prior to the public announcement of the offering, the closing price of the Units on the TSX was $12.60. On June 16, 2003 the closing price of the Units on the TSX was $12.85. The TSX has conditionally approved the listing of the Units offered hereunder. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. The offering price of the Units was determined by negotiation between FET Resources Ltd. ("FET Resources"), on behalf of the Trust, and Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., FirstEnergy Capital Corp. and J.F. Mackie & Company (collectively, the "Underwriters").

**Price: $12.10 per Unit**

| | Price to the Public | Underwriters' Fee | Net Proceeds to the Trust [(1)] |
|---|---|---|---|
| Per Unit | $12.10 | $0.605 | $11.495 |
| Total Offering | $25,410,000 | $1,270,500 | $24,139,500 |

Note:

(1) Before deducting expenses of the offering estimated to be $300,000, which will be paid from the general funds of the Trust.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about July 15, 2003, provided closing of the offering occurs by June 30, 2003, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on June 16, 2003, the record date for which was May 31, 2003.

In the opinion of counsel, subject to the qualifications and assumptions discussed under the heading "*Canadian Federal Income Tax Considerations*", the Units offered hereunder will, on the date of issue: (i) be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans; and (ii) not be precluded as investments under certain other statutes as set forth herein under "*Eligibility for Investment*".

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "*Plan of Distribution*" and subject to approval of certain legal matters relating to the offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Bennett Jones LLP.

**CIBC World Markets Inc. is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to FET Resources, a wholly-owned subsidiary of the Trust. Consequently, the Trust may be considered a "connected" issuer of CIBC World Markets Inc. within the meaning of applicable Canadian securities legislation. See "*Relationship Among the Trust, FET Resources and a Certain Underwriter*".**

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about June 25, 2003 or such other date not later than July 18, 2003 as the Trust and the Underwriters may agree. Definitive certificates representing the Units will be available for delivery at closing. Subject to applicable laws, the Underwriters may, in connection with the offering, effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail on the open market. See "*Plan of Distribution*".

**The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.**

**TABLE OF CONTENTS**

Page

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and FET Resources believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of the oil and natural gas reserves;
- projections of commodity prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "*Risk Factors*".

These factors should not be construed as exhaustive. Neither the Trust nor FET Resources undertakes any obligation to publicly update or revise any forward-looking statements.

## SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

**"°API"** is an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil

**"bbl"** means one barrel

**"bbls/d"** means barrels per day

**"bcf"** means one billion cubic feet

**"boe"** means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. These conversion factors are not based on energy content or price.

**"boe/d"** means barrels of oil equivalent per day

**"mbbls"** means one thousand barrels

**"mboe"** means one thousand barrels of oil equivalent

**"mcf"** means one thousand cubic feet

**"mcf/d"** means one thousand cubic feet per day

**"mmbbls"** means one million barrels

**"mmcf"** means one million cubic feet

**"mmcf/d"** means one million cubic feet per day

**"NGL"** means natural gas liquids

**"ABCA"** means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

**"Arrangement"** means the plan of arrangement involving the Trust, Storm and New Storm completed on August 23, 2002 under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Storm, certain growth assets of Storm were acquired by New Storm and the shares of New Storm were distributed to the former holders of common shares of Storm;

**"Board of Directors"** or **"Board"** means the board of directors of FET Resources or its successors;

**"Credit Facilities"** has the meaning ascribed thereto in Note 1 to the table under "*Consolidated Capitalization of the Trust*";

**"Distribution Record Date"** means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

**"Effective Date"** means August 23, 2002;

**"FET Common Shares"** means common shares of FET Resources;

**"FET Exchangeable Shares"** means exchangeable shares, series A of FET Resources;

**"FET Notes"** or **"Notes"** means the 14% unsecured subordinated notes of FET Resources issued in connection with the Arrangement;

**"FET Resources"** means FET Resources Ltd., a corporation incorporated under the ABCA;

**"Loon Lake Acquisition"** means the acquisition of the Loon Lake Property by FET Resources as more particularly described under the heading "*Recent Developments – Loon Lake Acquisition*";

**"Loon Lake Property"** means the interests in oil and natural gas reserves and associated facilities located in the Trust's core area of Red Earth, Alberta acquired by FET Resources pursuant to the Loon Lake Acquisition as more particularly described under the heading "*Recent Developments - Loon Lake Acquisition*";

**"New Storm"** means Storm Energy Ltd., a corporation incorporated under the ABCA;

**"NPI"** means the net profits interest, commencing August 23, 2002, entitling the Trust to approximately 99% of the net cash flow generated from certain of the present and future oil and gas interests and related tangibles owned, directly or indirectly, by FET Resources after certain costs, expenditures and deductions;

**"NPI Agreement"** means the net profits interest agreement dated August 23, 2002, between FET Resources and the Trust;

**"Permitted Investments"** means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

**"Special Voting Right"** means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

**"Storm"** means Storm Energy Inc., a predecessor corporation to FET Resources, incorporated under the ABCA;

**"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

**"Trust"** means Focus Energy Trust, a trust formed pursuant to the laws of Alberta;

**"Trust Indenture"** means the amended and restated trust indenture dated July 15, 2002 pursuant to which the Trust is governed;

**"Trustee"** means Valiant Trust Company, or its successor as trustee of the Trust;

**"Trust's AIF"** means the renewal annual information form of the Trust dated May 16, 2003;

**"TSX"** means the Toronto Stock Exchange;

**"Underwriters"** means, collectively, Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., FirstEnergy Capital Corp. and J.F. Mackie & Company;

**"Underwriting Agreement"** means the agreement dated as of June 6, 2003 among the Trust, FET Resources and the Underwriters in respect of the offering;

**"United States"** or **"U.S."** means the United States of America;

**"Unitholders"** or **"Unitholder"** means holders from time to time of the Units;

**"Units"** means trust units of the Trust;

**"Voting and Exchange Trust Agreement"** means the voting and exchange trust agreement entered into on the Effective Date; and

**"Voting and Exchange Trust Agreement Trustee"** means Valiant Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of FET Resources at 3250, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, telephone (403) 781-8409. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Finance and Chief Financial Officer of FET Resources at the above-mentioned address and telephone number. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. The Trust's SEDAR profile number is 18353.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Trust's AIF and management's discussion and analysis of financial conditions and results of operations for the year ended December 31, 2002 incorporated by reference therein;

(b) the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon;

(c) the Trust's Information Circular – Proxy Statement dated April 8, 2003 relating to the annual and special meeting of Unitholders held on May 15, 2003, excluding the sections entitled *"Report of Compensation Committee"*, *"Performance Chart"* and *"Corporate Governance"*;

(d) the unaudited comparative consolidated financial statements of the Trust as at and for the three month period ended March 31, 2003, which are contained in the First Quarter Interim Report of the Trust; and

(e) the management's discussion and analysis of the financial conditions and results of operations for the three months ended March 31, 2003.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

**Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.**

## FOCUS ENERGY TRUST

### General

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7. The Trust was established to:

- invest in securities of FET Resources and participate in the Arrangement;
- acquire the net profits interest under the NPI Agreement;
- acquire or invest in other securities of FET Resources and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- dispose of any part of the property of the Trust, including, without limitation, any securities of FET Resources;
- temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, make other Permitted Investments as contemplated by the Trust Indenture, pay amounts payable by the Trust in connection with the redemption of any Units, and make distributions to Unitholders; and
- pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which: (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations; or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. Currently, the only income to be received by the Trust is from the interest received on the principal amount of Notes and under the NPI Agreement. The Trust has been making monthly cash distributions to Unitholders (since October 15, 2002) of the interest income earned from the Notes and the income earned under the NPI Agreement, after expenses, if any, and any cash redemptions of Units.

### Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.


Trust
Unitholders(1)
Cash Distribution
Exchangeable
Shares
Trust
Cashflow(2)
Investment(2)
FET Resources(3)
40%
FET Gas
Production Ltd.(4)
Redearth Partnership

Notes:

(1) The Unitholders own 100% of the Trust.
(2) Cash flow represents payments made by FET Resources to the Trust in respect of interest payments on the Notes and income received by the Trust under the NPI Agreement. In addition to such amounts, prepayments in respect of principal on the Notes may be made from time to time by FET Resources to the Trust before the maturity of the Notes.
(3) FET Resources is a wholly owned subsidiary of the Trust. The Trust will invest funds raised through any subsequent issuance of Units in additional securities of FET Resources to enable FET Resources to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from FET Resources as well as any repayments of principal on the Notes in securities of FET Resources to enable FET Resources to make capital expenditures.
(4) FET Gas Production Ltd. is a wholly owned subsidiary of FET Resources.

In accordance with the terms of the Trust Indenture and the Special Voting Right issued to the Trustee, holders of Units and holders of FET Exchangeable Shares are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the election of directors of FET Resources, approving the Trust's financial statements, and appointing the auditors of the Trust.

## DESCRIPTION OF BUSINESS

### General

FET Resources is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in the provinces of British Columbia and Alberta. The business plan of FET Resources is to maximize returns to the Trust from FET Resources' oil and natural gas properties and related assets. Where possible, FET Resources intends to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential properties or acquisitions, FET Resources will consider a number of factors, including: (i) the present value of the future revenue from such properties from the proved producing, total proved and established reserves; (ii) the amount of potential for additional reservoir development; (iii) whether sufficient infrastructure exists in the prospect to provide for increased activity; (iv) the cost of any potential development; (v) investments in properties that exhibit medium to long life reserves; and (vi) the ability of FET Resources to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. **The Board of Directors may, in its discretion, approve asset or corporation acquisitions or investments that do not conform to these guidelines based upon the Board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.**

### Significant Acquisitions and Significant Dispositions

Neither the Trust nor FET Resources made any significant acquisitions or dispositions in the fiscal year ended December 31, 2002, other than the reorganization of assets that occurred as a result of the Arrangement.

## RECENT DEVELOPMENTS

### Loon Lake Acquisition

On June 4, 2003 the Trust announced the completion of the Loon Lake Acquisition for $20.8 million. The Loon Lake Property currently comprises 50 gross (20.6 net) producing oil wells . The Loon Lake Property currently produces 385 barrels per day of 38° API oil and 80 mcf per day of natural gas. The Loon Lake Acquisition includes both unit and non-unit interests at the Loon Lake Property. Approximately 84% of current production and 87% of the acquired reserves are represented by a 41.5% working interest in the Loon Slave Point G-Unit, which will be operated by FET Resources. The Loon Lake Property also includes a five year drilling option to earn a 50% interest in 21 sections of undeveloped lands, and ownership in oil processing and power generation facilities. The Loon Lake Acquisition also includes a 50% working interest in 15 sections of land and 5 standing natural gas wells at FET Resources' Tommy Lakes natural gas property in northeastern British Columbia.

FET Resources acquired the properties from New Storm, which has three directors in common with FET Resources. The approval of the transaction was made by the unrelated directors of FET Resources based on an independent engineering evaluation.

## DESCRIPTION OF UNITS

### Units

An unlimited number of Units may be created and issued pursuant to the Trust Indenture. Each Unit shall entitle the holder thereof to one vote at any meeting of the holders of Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder and to one vote at all meetings of Unitholders for each Unit held.

The Units do not represent a traditional investment and should not be viewed by investors as "shares" in either FET Resources or the Trust. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Unit will be a function of anticipated distributable income from FET Resources and the ability of FET Resources to effect long term growth in the value of the Trust. The market price of the Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

### Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of FET Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by FET Resources or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to vote at meeting of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who received FET Exchangeable Shares pursuant to the Arrangement.

### Issuance of Units

The Trust Indenture provides that Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors may determine. The Trust Indenture also provides that FET Resources may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as FET Resources may determine.

**Cash Distributions**

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Notes made by FET Resources to the Trust before the maturity of the Notes. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the Notes to make capital expenditures to develop the business of FET Resources with a view to enhancing FET Resources' cash flow from operations.

For additional information respecting the Units, including information respecting Unitholders' limited liability, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Trust Indenture, see "*Additional Information Respecting Focus Energy Trust*" at pages 20 through 25, inclusive, of the Trust's AIF.

## CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002 and as at March 31, 2003, both before and after giving effect to the offering and the Loon Lake Acquisition.

| **Designation (Authorized)** | **As at December 31, 2002** | **As at March 31, 2003 before giving effect to the offering and the Loon Lake Acquisition** | **As at March 31, 2003 after giving effect to the offering and the Loon Lake Acquisition** (4) |
|---|---|---|---|
| Bank Debt ($70 million) (1) | $51,801,000 | $29,250,000 | $26,210,500 |
| Unitholders' Capital | | | |
| Units (2) (unlimited) | $33,908,902 (22,804,905 Units) | $34,899,870 (23,422,028 Units) | $58,739,370 (25,522,028 Units) |
| Exchangeable Shares (unlimited) | $9,628,379 (5,964,335 Shares) | $8,775,427 (5,389,168 Shares) | $8,775,427 (5,389,168 Shares) |
| Special Voting Rights (3) (unlimited) | $ Nil (1 Unit; 6,160,621 votes) | $ Nil (1 Unit; 5,757,787 votes) | $ Nil (1 Unit; 5,757,787 votes) |

Notes:

(1) FET Resources has a $70 million revolving term facility with a Canadian financial institution. Advances bear interest at the lenders' prime rate or bankers' acceptances plus an applicable margin. The facilities are secured by a $125 million principal amount demand debenture containing a floating charge over all of FET Resources' assets and are subject to annual review where the lenders may redetermine the borrowing base.

(2) In addition, as at the date hereof 1,500,000 Units are reserved for issuance on exercise of rights to purchase Units under the Trust's unit rights incentive plan, of which 360,000 Unit Rights have been granted and are outstanding.

(3) See "*Description of Units - Special Voting Rights*" for a description of the Special Voting Rights.

(4) Based on the issuance of 2,100,000 Units for aggregate gross proceeds of $25,410,000 less the Underwriters' fee of $1,270,500 and expenses of the issue estimated to be $300,000, the net proceeds from this issue are estimated to be $23,839,500, which will be applied to reduce bank indebtedness including that incurred pursuant to the Loon Lake Acquisition, to fund FET Resources' capital expenditure program and for future acquisitions.

(5) As at December 31, 2002 and March 31, 2003 the Trust had accumulated earnings of $44.3 million and $52.3 million, respectively and accumulated Unitholder distributions of $11.1 million and $19.2 million, respectively.

## PRICE RANGE AND TRADING VOLUME OF THE UNITS

The outstanding Units are listed on the TSX under the trading symbol "FET.UN". The following table sets forth the price range and trading volume of the Units as reported by the TSX for the periods indicated.

| Period | High ($) | Low ($) | Volume |
|---|---|---|---|
| **2002** | | | |
| August (29 to 30) | 9.98 | 9.10 | 1,374,500 |
| September | 10.65 | 9.52 | 4,883,511 |
| October | 10.50 | 9.49 | 3,952,340 |
| November | 10.50 | 9.32 | 2,890,309 |
| December | 10.40 | 8.85 | 3,102,351 |
| **2003** | | | |
| January | 10.82 | 10.05 | 3,082,954 |
| February | 11.60 | 10.65 | 2,260,847 |
| March | 11.74 | 10.25 | 1,593,531 |
| April | 11.65 | 10.75 | 1,889,814 |
| May | 12.58 | 11.41 | 1,260,245 |
| June (to June 16) | 12.85 | 12.20 | 1,023,200 |

Note:

(1) The Units commenced trading on the TSX following the Arrangement on August 29, 2002.

On June 3, 2003, the last trading day prior to the public announcement of the offering, the closing price of the Units on the TSX was $12.60. On June 16, 2003, the closing price of the Units on the TSX was $12.85.

## RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Unit amount of monthly cash distributions paid by the Trust for the months indicated since the completion of the Arrangement.

| | Distribution Per Unit |
|---|---|
| **2002** | |
| September (1) | 0.11 |
| October | 0.11 |
| November | 0.11 |
| December | 0.11 |
| **2003** | |
| January | 0.135 |
| February | 0.135 |
| March | 0.135 |
| April | 0.14 |

Notes:

(1) This distribution was the first cash distribution of the Trust following the completion of the Arrangement.
(2) The Trust announced on May 15, 2003 that the next monthly distribution of distributable cash of $0.14 per Unit will be paid on June 16, 2003 to Unitholders of record on May 31, 2003.

The Trust makes cash distributions on the 15th day of each month (or the first business day thereafter) to holders of Units of record on the immediately preceding Distribution Record Date.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about July 15, 2003, provided closing of the offering occurs by June 30, 2003, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on June 16, 2003, the record date for which was May 31, 2003.

## USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Units hereunder are estimated to be $23,839,500 after deducting the fees of $1,270,500 payable to the Underwriters and the estimated expenses of the issue of $300,000. See "*Plan of Distribution*". The net proceeds of the offering will be used by the Trust to subscribe for securities of FET Resources. FET Resources will use the net proceeds of the offering to reduce bank indebtedness including that incurred pursuant to the Loon Lake Acquisition, to fund its capital expenditure program and for future acquisitions. See "*Relationship Among the Trust, FET Resources and a Certain Underwriter*".

## PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 2,100,000 Units to the Underwriters, and the Underwriters have severally agreed to purchase such Units on June 25, 2003, or such other date not later than July 18, 2003 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Units is conditional upon payment at closing of $12.10 per Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $0.605 per Unit for Units issued and sold by the Trust, for an aggregate fee payable by the Trust of $1,270,500, in consideration for their services in connection with the offering. The terms of the offering were determined by negotiation between FET Resources, on behalf of the Trust, and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. Subject to certain exceptions contained in the Underwriting Agreement, if an Underwriter fails to purchase the Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Units. The Underwriters are, however, obligated to take up and pay for all Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and FET Resources will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

It is expected that closing will occur on or about June 25, 2003 or such other date as the Trust and the Underwriters may agree, but not later than July 18, 2003. Definitive certificates representing the Units will be available for delivery at closing.

The Trust has been advised by the Underwriters that, in connection with the offering, the Underwriters may, subject to applicable laws, effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Units or any securities convertible or exchangeable into Units for a period of 90 days subsequent to the closing date of the offering without the consent of Scotia Capital Inc. and CIBC World Markets Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the Units offered hereunder. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX.

The Units offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

## RELATIONSHIP AMONG THE TRUST, FET RESOURCES AND A CERTAIN UNDERWRITER

CIBC World Markets Inc. is a wholly-owned subsidiary of a Canadian chartered bank (the "Bank") which is a lender to FET Resources. Accordingly, the Trust may be considered a "connected issuer" of this Underwriter under applicable Canadian securities legislation. Under the Credit Facilities described in Note 1 to the table under "*Consolidated Capitalization of the Trust*" FET Resources was indebted to the Bank for an aggregate amount of $29.3 million as at March 31, 2003. FET Resources is in compliance with all material terms of the agreements governing the Credit Facilities, and the Bank has not waived any material breach by FET Resources of such agreements since their execution. Neither the financial position of FET Resources nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the Credit Facilities was incurred.

The net proceeds of this offering will be used to subscribe for securities of FET Resources. FET Resources will use the net proceeds of the offering to reduce bank indebtedness including that incurred pursuant to the Loon Lake Acquisition, to fund its capital expenditure program and for future acquisitions.

The decision to distribute the Units offered hereby and the determination of the terms of the offering were made through negotiations between FET Resources on behalf of the Trust and the Underwriters. The Bank did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this offering, CIBC World Markets Inc. will receive its share of the underwriting fee payable by the Trust to the Underwriters.

## INTEREST OF EXPERTS

Certain legal matters relating to the offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust, and by Bennett Jones LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group and Bennett Jones LLP, as a group, own, directly or indirectly, less than 1% of the Units.

## CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Bennett Jones LLP (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Unitholder who acquires Units pursuant to this offering and who, for purposes of the Tax Act, holds the Units as capital property and deals at arm's length with the Trust and the Underwriters. Generally speaking, the Units will be considered to be capital property to a Unitholder provided the holder does not hold the Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a Unitholder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Units.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency ("CCRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof (the "Proposed Amendments"), this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative or assessing practices of the CCRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

**This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Units, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.**

**Status of the Trust**

Based upon representations made by FET Resources, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will continue to so qualify. Counsel is advised by FET Resources that it is intended that these requirements of the Tax Act will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence, but in the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

**Income of the Trust**

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for a taxation year all interest on any investments held by the Trust, including interest on the FET Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Trust, dividends which would otherwise be included in its income as dividends received on shares on taxable Canadian corporations, including on the FET Common Shares, owned by the Trust will be deemed to have been received by Unitholders and not by the Trust. The Trust will also be required to include in its income for each taxation year all amounts it receives in respect of resource royalties paid by FET Resources including amounts paid by it to FET Resources in respect of reimbursed Crown charges. The Proposed Amendments stipulate that royalty income must be included in income on an accrued basis as opposed to on a cash received basis. These proposed rules would become effective on Royal Assent. The Trust is not entitled to deduct crown royalty charges but is entitled to claim a deduction for the resource allowance equal to 25% of its "adjusted resource profits". The Proposed Amendments, if enacted, would phase in deductibility of crown royalty charges and eliminate the resources allowance over a 5 year period. The impact of these changes, if enacted as proposed, is uncertain and will vary depending on the difference between non-deductible resource allowance and deductible Crown charges for each taxation year. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of this offering and other offerings of its Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. See "*Taxation of Unitholders Resident in Canada - Income from Units*". Under the Trust Indenture, the Trust generally will be required to distribute all of its income each year to the Unitholders. Accordingly, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. The Trust may choose not to claim all deductions in computing income and taxable income to the maximum extent allowed by the Tax Act.

**Taxation of Unitholders Resident in Canada**

***Income from Units***

Each Unitholder is generally required to include in computing their income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of, a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost

base of the Unitholder's Units. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of a Unit, the adjusted cost base of the Units held by such Unitholder will generally be reduced by such amount.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and certain income from a trust.

*Adjusted Cost Base of Units*

The cost to a Unitholder of a Unit will generally equal the purchase price of the Units plus the amount of any other reasonable costs incurred in connection with the purchase of such Units. These amounts will be required to be averaged with the adjusted cost base of all other Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Unit. Amounts distributed by the Trust to a Unitholder in respect of a Unit will reduce the Unitholder's adjusted cost base of the Unit to the extent that the amount distributed to the Unitholder is in excess the Unitholder's portion of the net income of the Trust, determined under the principles discussed above. To the extent that the adjusted cost base to a holder of a Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Unit in the year in which the negative amount arises.

*Disposition of Units*

An actual or deemed disposition (other than in a tax deferred transaction) of Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual or a trust, except for certain types of trusts, may give rise to alternative minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains.

*Redemption of Units*

A redemption of Units in consideration for cash or Redemption Notes or Notes (each as defined in the Trust's AIF), as the case may be, will be a disposition of such Units for proceeds of disposition equal to the amount of such cash or the fair market value of such Redemption Notes or such Notes, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Units so redeemed. Holders of Redemption Notes or Notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the Redemption Notes or Notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution. Unitholders should consult with their own tax advisors as to the consequences of receiving Redemption Notes or Notes on a redemption.

**Non Residents of Canada**

Any distribution of income of the Trust to a Unitholder who is not resident or deemed to be resident in Canada for purposes of the Tax Act will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. For example, a Unitholder resident in the United

States who is entitled to claim the benefit of the Canada-*US Income Tax Convention*, 1980 will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

A disposition or deemed disposition of a Unit, whether on redemption, by virtue of capital distributions in excess of a Unitholder's adjusted cost base, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a holder who is not resident or deemed to be resident in Canada provided that the Units are not "taxable Canadian property" of the Unitholder for the purposes of the Tax Act. Units will not generally be considered taxable Canadian property to such a holder unless: (a) the Unitholder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (b) the Units are "designated insurance property" of the Unitholder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Units the Unitholder or persons with whom the Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the issued Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

## ELIGIBILITY FOR INVESTMENT

Provided the Trust qualifies as a mutual fund trust, the Units will generally be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (the "Plans"). Plans will not generally be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition on any Units. If the Trust ceases to qualify as a mutual fund trust, Units will cease to be qualified investments for Plans. Adverse tax consequences may apply to a Plan, or an annuitant thereunder, if the Plan acquires or holds property that is not a qualified investment for the plan.

Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights thereunder, as the consideration received on the redemption may, in certain circumstances, not be qualified investments for the Plan.

Provided the Trust restricts its holdings in foreign property within the limits provided in the Tax Act, and provided the Fund qualifies as a mutual fund trust the Units will not be foreign property for Plans (other than registered education savings plans), registered pension plans or other persons subject to tax under Part XI of the Tax Act. Registered education savings plans are not subject to tax under Part XI of the Tax Act.

In the opinion of Counsel, based on the legislation in effect on the date hereof, the provisions of:

*Insurance Companies Act* (Canada);
*Trust and Loan Companies Act* (Canada);
*Cooperative Credit Associations Act* (Canada);
*Pension Benefits Standards Act, 1985* (Canada);
*Loan and Trust Corporations Act* (Alberta);
*Employment Pension Plans Act* (Alberta);
*Financial Institutions Act* (British Columbia);
*The Pension Benefits Act, 1992* (Saskatchewan);
*The Insurance Act* (Manitoba);
*The Trustee Act* (Manitoba);
*The Pension Benefits Act* (Manitoba);
*Pension Benefits Act* (Ontario);
*Loan and Trust Corporations Act* (Ontario);
*an Act respecting insurance* (Québec)
(in respect of insurers other than guarantee fund corporations);
*an Act respecting trust companies and savings companies* (Québec)
(for a trust company investing its own funds and deposits it receives and a savings company investing its funds); and
*Supplemental Pension Plans Act* (Québec).

would not preclude, subject to compliance with prudent investment standards or criteria, or, if applicable, investment policies, procedures or goals which have been filed, where required, with the appropriate regulatory authorities and the general investment provisions of such statutes, an investment in the Units by companies, corporations, pension plans or persons registered thereunder or governed thereby.

## RISK FACTORS

An investment in the Units is subject to certain risks. Investors should carefully consider the following risk factors as well as the risks described under "*Risk Factors*" in the Trust's AIF.

**Possible Failure to Realize Anticipated Benefits of Acquisitions**

The Trust has made the Loon Lake Acquisition to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of the Loon Lake Acquisition will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as the Trust's and FET Resources' ability to realize the anticipated growth opportunities from the Loon Lake Properties. The integration of FET Resources and the Loon Lake Properties will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process.

## LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or FET Resources is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B5. KPMG LLP, Chartered Accountants, became the auditors of the Trust effective April 8, 2003.

The transfer agent and registrar for the Units is Valiant Trust Company at its principal offices in Calgary, Alberta and through its co-agent, Equity Transfer Services Inc., at its office in Toronto, Ontario.

## STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

**PRO FORMA FINANCIAL STATEMENTS OF THE TRUST**
**FOR THE YEAR ENDED DECEMBER 31, 2002**

# Compilation Report

To the Directors of
**FET Resources Ltd., administrator of Focus Energy Trust**

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated statement of income of Focus Energy Trust for the year ended December 31, 2002, which has been prepared for inclusion in the short form prospectus dated June 17, 2003. In our opinion, the unaudited pro forma consolidated statement of income for the year ended December 31, 2002 has been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.

Calgary, Canada
June 17, 2003

(signed) "KPMG LLP"
Chartered Accountants

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the year ended December 31, 2002
(Unaudited)

| | Focus Energy Trust | Storm Energy Assets (Note 1) | Pro Forma Adjustments (Note 2) | | Pro Forma Focus Energy Trust |
|---|---|---|---|---|---|
| | (audited) | | | | |
| **Revenue** | | | | | |
| Production income | $114,593,548 | (30,093,732) | | | $84,499,816 |
| Royalties | (28,090,718) | 7,328,906 | | | (20,761,812) |
| Alberta Royalty Tax Credit | 389,542 | (63,607) | (111,121) | 2b | 214,815 |
| Other Income | 1,751,327 | | (4,299) | 2c | 1,747,028 |
| | 88,643,699 | | | | 65,699,847 |
| **Expenses** | | | | | |
| Production | 12,975,580 | (3,550,647) | | | 9,424,933 |
| Technical services agreement | 1,501,613 | | 2,698,387 | 2d | 4,200,000 |
| General and administrative | | | | | |
| Direct | 2,546,381 | | (1,946,381) | 2d | 600,000 |
| Executive bonus plan | 554,003 | | 852,870 | 2e | 1,406,873 |
| Interest and financing | 2,472,579 | | (558,147) | 2f | 1,914,432 |
| Depletion and depreciation | 26,720,714 | | (5,758,665) | 2g | 20,962,049 |
| Provision for site restoration and abandonment | 1,225,926 | | (457,585) | 2h | 768,341 |
| | 47,996,796 | | | | 39,276,628 |
| **Income from operations** | 40,646,903 | | | | 26,432,219 |
| Reorganization expenses | 12,717,078 | | | | 12,717,078 |
| **Income before income and other taxes** | 27,929,825 | | | | 13,706,141 |
| **Income and other taxes** | | | | | |
| Future income tax expense | 6,673,206 | | (5,865,209) | 2i | 807,997 |
| Current and Large corporations tax | 2,051,378 | | 246,035 | 2i | 2,297,413 |
| | 8,724,584 | | | | 3,105,410 |
| **Net income for the year** | **$19,205,241** | | | | **$10,600,731** |
| **Weighted average number of Total Trust Units** | 28,210,245 | | | 2j | 28,210,245 |
| **Net income per Trust Unit** | $0.68 | | | | $0.38 |

*See accompanying notes*

## NOTES TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2002

1. **Basis of Presentation**

The accompanying unaudited pro forma consolidated statement of income for the year ended December 31, 2002 (the "Pro Forma Statement") has been prepared to reflect a significant disposition of assets by FET Resources Ltd. (formerly Storm Energy Inc.) to Storm Energy Ltd. through the Arrangement which was effective on August 23, 2002.

The Arrangement converted Storm Energy Inc. from a corporation focused on oil and natural gas exploration and production into two new entities: (i) Storm Energy Ltd. a public corporation concentrating on the exploration and development of oil and natural gas reserves; and (ii) Focus Energy Trust (the "Trust") a trust entity which will distribute a substantial portion of cash to its Unitholders. FET Resources Ltd., a wholly-owned subsidiary of the Trust holds working interests in certain oil and gas properties of Storm Energy Inc.

After giving effect to the Arrangement, the Trust consolidated statement of income has been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc.

The Pro Forma Statement includes the accounts of the Trust, a partnership interest and its wholly-owned subsidiaries FET Resources Ltd. and FET Gas Production Ltd.

The Pro Forma Statement has been prepared by management in accordance with Canadian generally accepted accounting principles. The Pro Forma Statement gives effect to the transactions and assumptions described in Note 2 as if they had occurred at January 1, 2002. The Pro Forma Statement is not indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the Pro Forma Statement are consistent with those in the audited consolidated financial statements of the Trust as at December 31, 2002. The Pro Forma Statement has been prepared from information derived from and should be read in conjunction with the 2002 audited consolidated financial statements of the Trust and Storm Energy Ltd. and the Arrangement. In the opinion of management, the Pro Forma Statement includes all necessary adjustments for a fair presentation of the ongoing entity.

2. **Pro Forma Assumptions and Adjustments**

Under the Arrangement, Storm Energy Inc. was acquired by FET Resources Ltd., the consideration being shares in Storm Energy Ltd. and units of the Trust and FET Resources Ltd. and Storm Energy Inc. were amalgamated to form FET Resources Ltd. As the former Storm Energy Inc. shareholder group owned Storm Energy Ltd. and the Trust (including its wholly-owned subsidiary company FET Resources Ltd.), no adjustment to carrying values of the assets and liabilities of Storm Energy Inc. is required to account for the transaction.

The Pro Forma Statement gives effect to the following assumptions and adjustments:

(a) Under the Arrangement, certain properties held within the consolidated entity of Storm Energy Inc. were transferred such that Storm Energy Ltd. holds a 60 percent working interest in certain oil properties in the Redearth area of Alberta and a 100 percent interest in exploration properties in the Redearth area of Alberta. The net book value of capital assets of Storm Energy Inc. have been allocated to FET Resources Ltd. based on the portion of established oil and gas reserves allocated to FET Resources Ltd. as determined by independent reserve engineers.

(b) Pursuant to the Arrangement certain assets became ineligible for the Alberta Royalty Tax Credit.

(c) Other income relates to facilities and properties allocated to Storm Energy Ltd.

(d) Pursuant to the Technical Services Agreement, FET Resources Ltd. pays to Storm Energy Ltd. in respect of the management, development, exploitation and operations of the properties being transferred to FET Resources Ltd. a fee of $350,000 per month. The agreement terminates on June 30, 2003. Direct general and administrative expenses include compensation for the officers of FET Resources Ltd. and other estimated expenses based on actual expenses incurred by the Trust.

(e) The Executive Bonus Plan provides for a payment of 2.5 percent of Net Production Revenue (as defined in the Bonus Plan) for the year. The amount is settled half in cash and half through the issuance of Trust Units.

(f) As part of the Arrangement, the outstanding debt of Storm Energy Inc. was allocated between the two entities in a 36/64 ratio between Storm Energy Ltd. and FET Resources Ltd. New bank credit facilities were arranged for each of Storm Energy Ltd. and FET Resources Ltd. Accordingly, the interest has been recalculated based on debt of $24,292,399 being allocated to Storm Energy Ltd. Refer to Note 3 of Focus Energy Trust's consolidated financial statements dated December 31, 2002.

(g) Depletion and depreciation has been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to Storm Energy Ltd. based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

(h) The provision for site restoration and abandonment has been adjusted based on the historical provisions related to the facilities and properties allocated to Storm Energy Ltd.

(i) Future income tax has been calculated using the historical effective tax rate of Storm Energy Inc. and of Storm Energy Ltd. and based on the adjustments above. Large corporations tax has been allocated on a proportionate basis and reflects the change in organizational structure pursuant to the Arrangement.

(j) The net income per Trust Unit is based on the weighted average number of Trust Units (subsequent to the Arrangement) or common shares of Storm Energy Inc. (prior to the Arrangement) outstanding during the year.

(k) Costs of $12,717,078 related to the Arrangement are included in the Pro Forma Statement.

**CERTIFICATE OF THE TRUST**

Dated: June 17, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

**FOCUS ENERGY TRUST**

**By: FET RESOURCES LTD.**

(Signed) Derek W. Evans
President and Chief Executive Officer

(Signed) William D. Ostlund
Vice President, Finance and Chief Financial Officer

**ON BEHALF OF THE BOARD OF DIRECTORS**

(Signed) John A. Brussa
Director

(Signed) Gerry A. Romanzin
Director

**CERTIFICATE OF THE UNDERWRITERS**

Dated: June 17, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

| | |
|---|---|
| **Scotia Capital Inc.** | **CIBC World Markets Inc.** |
| By: (Signed) Eric McFadden | By: (Signed) Brenda A. Mason |
| **RBC Dominion Securities Inc.** | **TD Securities Inc.** |
| By: (Signed) Robi Contrada | By: (Signed) Gregory B. Saksida |

**FirstEnergy Capital Corp.**

By: (Signed) M. Scott Bratt

**J.F. Mackie & Company**

By: (Signed) Scott Riddell

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Stephen J. Chetner
Direct Phone: (403) 260-0265
Direct Fax: (403) 260-0337
sjc@bdplaw.com

Assistant: Lisa VanGellekom
Direct Phone: (403) 260-0104
Our File: 58062-8

**DELIVERED VIA SEDAR**

June 17, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

**Re: Focus Energy Trust (the "Trust") - Final Short Form Prospectus dated June 17, 2003 (the "Prospectus") - SEDAR Project No. 549530**

We act as counsel to the Trust in connection with the above referenced matter.

In accordance with National Policy 43-201 ("NP 43-201") and National Instrument 44-101, we enclose via SEDAR the following documents:

1. a conformed copy of the Prospectus (in the English and French languages);

2. a blacklined copy of the Prospectus showing all revisions made to the preliminary short form prospectus dated June 6, 2003 (in the English and French languages);

3. a consent letter of Burnet, Duckworth & Palmer LLP (counsel to the Trust);

4. a consent letter of Bennett Jones LLP (counsel to the underwriters);

5. a consent letter of Paddock Lindstrom & Associates Ltd. (independent engineers of the Trust);

6. a consent letter of KPMG LLP (auditors of the Trust);

7. a comfort letter of KPMG LLP (auditors of the Trust);

8. a consent letter of Deloitte & Touche LLP (former auditors of the Trust);

9. a comfort letter of Deloitte & Touche LLP (former auditors of the Trust );

BD&P 1400, 350 7th Avenue S.W. Calgary Alberta Canada T2P 3N9 | Phone (403) 260-0100 Fax (403) 260-0332 www.bdplaw.com
Frank L. Burnet Q.C. (1890-1952) | Thomas J. Duckworth Q.C., Counsel | The Hon. W. Kenneth Moore, Q.C., LL.D., Counsel

10. an undertaking to the British Columbia Securities Commission with respect to fees.

Also enclosed via SEDAR are the applicable filing fees for the Prospectus payable to Québec ($1,691) Securities Commissions (as calculated in Schedule "A" attached hereto).

In connection with the above referenced filing we have been instructed by the Trust to confirm the following in accordance with Section 7.4 of National Policy 43-201:

(a) materials, including all required translations, have been filed with all non-principal regulators that have not opted out of the MRRS for the materials;

(b) in respect of each jurisdiction in which the materials are filed, we have filed or delivered all documents required to be filed or delivered under the local securities legislation and we have been advised that the Trust is not subject to a cease-trade order issued by a local securities regulatory authority;

(c) we have been advised that at least one underwriter that has signed the Certificate of the Underwriters is registered in each jurisdiction in which the trust units of the Trust will be offered to purchasers; and

(d) all necessary relief from applicable securities legislation or securities directions has been applied for and granted by the principal regulator and non-principal regulators.

Please do not hesitate to contact me should you have any questions respecting the foregoing or the enclosed materials, or should you require any additional information.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "*Stephen J. Chetner*"

Stephen J. Chetner

cc: Focus Energy Trust
Attention: Bill Ostlund (via e-mail)
Atteniton: Kim Schoenroth (via e-mail)

Bennett Jones LLP
Attention: Perry Spitznagel (via e-mail)
Attention: Will Osler (via e-mail)

## SCHEDULE "A"

**Québec:**

($25,410,000 (gross proceeds) x 0.04% x 25%) = $2,541 - $850 (preliminary short form prospectus fee) = $1,691.00

PADDOCKLINDSTROM
& ASSOCIATES LTD.

INDEPENDENT PETROLEUM CONSULTANTS

June 17, 2003

TO: The Securities Regulatory Authorities in each of the Provinces of Canada

Re: Focus Energy Trust ("Focus") - Final Short Form Prospectus dated June 17, 2003 (the "Prospectus")

Paddock Lindstrom & Associates Ltd. ("Paddock") prepared a report (the "Report") dated January 16, 2003 evaluating, effective December 31, 2002, the oil and gas interests of Focus.

We hereby consent to the use of our name and to the use of our Report, which is incorporated by reference in the Prospectus of Focus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report or that is within our knowledge as a result of the services performed by us in connection with our Report.

Yours very truly,

**Paddock Lindstrom & Associates Ltd.**

Dennis L. Paddock, P. Eng.

G:\0380062\0008\PADDOCK Consent 01.doc

2000, 801 - 6 AVE SW CALGARY AB T2P 3W2 WWW.PADLIN.COM MAIN (403) 262-2499 FAX (403) 233-0062

BENNETT JONES

Bennett Jones LLP
4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219

Our File No. 6084-78

June 17, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Ladies and Gentlemen:

**Re: Focus Energy Trust**
**Final Short Form Prospectus dated June 17, 2003**

We refer to the final short form prospectus dated June 17, 2003 (the "Prospectus") of Focus Energy Trust (the "Trust") relating to an offering of 2,100,000 trust units of the Trust at a price of $12.10 per trust unit for aggregate gross proceeds of $25,410,000.

We hereby consent to the use of our firm name under the heading "Interests of Experts" and on the face page of the Prospectus, and to the references to our opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

Bennett Jones LLP

**BENNETT JONES LLP**

DMSLegal\006084\00078\1546664v1

Burnet,
Duckworth
& Palmer LLP
Law Firm

**DELIVERED VIA SEDAR**

June 17, 2003

To the Securities Commissions in each of the Provinces of Canada

Dear Sirs:

**Re: Focus Energy Trust**

We refer to the (final) short form prospectus dated June 17, 2003 (the "Prospectus") of Focus Energy Trust ("Focus") relating to the distribution of 2,100,000 trust units of Focus.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the headings "Interest of Experts", "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the Prospectus and to the reference to our opinions on the face page of the Prospectus and under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

(signed) "*Burnet, Duckworth & Palmer LLP*"

BD&P Calgary, Alberta, Canada
Thomas J. Duckworth Q.C., Counsel | The Hon. W. Kenneth Moore, Q.C., LL.D., Counsel

KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

To the Securities regulatory authorities in each of the Provinces of Canada

Dear Sirs/Mesdames:

**Focus Energy Trust (the "Trust")**

We refer to the short form prospectus of the Trust dated June 17, 2003 relating to the sale and issue of 2,100,000 Trust Units.

We were appointed auditors of the Trust on April 8, 2003, but we have not audited any financial statements of the Trust as at any date or for any period.

We consent to the use in the short form prospectus of our compilation report date June 17, 2003 to the directors of FET Resources Ltd. on the compilation of the pro forma consolidated statement of income for the year ended December 31, 2002.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
June 17, 2003

Deloitte & Touche LLP
3000, 700 Second Street S.W.
Calgary AB Canada T2P 0S7

Telephone +1 403-267-1700
Facsimile +1 403-264-2871

**Deloitte & Touche**

June 17, 2003

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

**RE: Focus Energy Trust (the "Trust") (formerly, Storm Energy Inc.)**

We refer to the short form prospectus of the Trust dated June 17, 2003 relating to the sale and issue of 2,100,000 Trust Units.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 28, 2003 to the unitholders of the Trust on the following financial statements:

- Consolidated balance sheets as at December 31, 2002 and 2001;
- Consolidated statements of income and accumulated income and cash flows for the years ended December 31, 2002 and 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2003-MC-1570

**NUMÉRO DE PROJET SÉDAR: 549530**

DOSSIER N° : 20960

Objet : Focus Energy Trust
Demande de visa

Vu la demande présentée le 6 juin 2003;

vu les articles 11, 14 et 19 de la Loi sur les valeurs mobilières;

vu la partie 2 de la norme canadienne 44-101;

vu les pouvoirs délégués conformément à l'article 307 de la Loi.

En conséquence, la chef du Service du financement des sociétés octroie le :

visa pour le prospectus simplifié du 17 juin 2003 de Focus Energy Trust concernant le placement de 2 100 000 parts de fiducie au prix de 12,10 $ chacune.

Le visa prend effet le 17 juin 2003.

La chef du Service du financement des sociétés,

*(s) Marie-Christine Barrette*
Marie-Christine Barrette

JC/ir

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 • Télécopieur : (514) 873-6155

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

*Bus:* 902-424-7768
*Fax:* 902-424-4625
Website: www.gov.ns.ca/nssc

**IN THE MATTER OF THE SECURITIES ACT**
**R.S.N.S. 1989, CHAPTER 418, AS AMENDED**

**AND**

**IN THE MATTER OF**

**FOCUS ENERGY TRUST**

---

Receipt for (Final) Short Form Prospectus dated **June 17, 2003** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

**DATED** at Halifax, this **17th** day of **June, 2003**.

*"Donna M. Gouthro"*

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

Project #549530

## CERTIFICATE OF REGISTRATION

**No. 2003-30186**

Final prospectus dated: 2003/06/17

This is to Certify that Focus Energy Trust has/have made application to the Administrator under the Security Frauds Prevention Act for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

**NOTICE:** The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the Security Frauds Prevention Act, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

**DATED 2003/06/17**

**This Certificate expires 2004/06/17**

By Order of the Administrator under the
Security Frauds Prevention Act

*"Andrew Nicholson"*

Deputy Administrator,
Capital Markets

***PROJECT# 549530***

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Focus Energy Trust Announces Closing of $25,410,000 Bought Deal Financing and Appointment of a New Director

Not For Distribution to U.S. Newswire Services or for Dissemination in the United States.

CALGARY, June 25 /CNW/ - Focus Energy Trust (TSX: FET.UN) announced today the closing of its previously announced "bought deal" equity financing. At closing, a total of 2,100,000 trust units were issued at a price of $12.10 per trust unit for gross proceeds of $25,410,000.

Purchasers of trust units issued pursuant to the offering will be eligible for the distribution payable on or about July 15, 2003 to unitholders of record as of June 30, 2003.

The offering was underwritten by a syndicate co-led by Scotia Capital Inc. and CIBC World Markets Inc., and including RBC Capital Markets, TD Securities Inc., FirstEnergy Capital Corp. and J.F. Mackie & Company.

The net proceeds of the offering will be used to reduce bank indebtedness including indebtedness incurred pursuant to the Loon Lake acquisition completed earlier in June, 2003, to fund Focus' capital expenditure program and for future acquisitions.

FET Resources Ltd., a wholly-owned subsidiary of Focus Energy Trust, is pleased to announce that Mr. James H. McKelvie has joined its Board of Directors. Mr. McKelvie is the Chief Financial Officer of Ontario Energy Savings Corp., an operating subsidiary of the Energy Savings Income Fund. Prior to August 1997, Mr. McKelvie served as Managing Director, Vice President Finance and a director of Clairvest Group Inc., after which he served as Chairman of Ketch Energy Ltd., a position he continues to hold. Mr. McKelvie also served as a Director of Tarragon Oil and Gas Limited from 1987 to 1998. Mr. McKelvie received his C.A. designation in 1977 when he was employed by Deloitte, Haskins + Sells (now Deloitte & Touche LLP).

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer, William D. Ostlund, Vice-President, Finance and Chief Financial Officer, Focus Energy Trust, Tel: (403) 781-8409, Fax: (403) 781-8408/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 13:23e 09-JUL-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
FET Resources LTD/Focus Energy Trust Announces the Increase to the FET Exchangeable Share Exchange Ratio Effective July 15, 2003

CALGARY, July 2 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.10420 to 1.11556. Such increase will be effective on July 15, 2003.

The following are the details on the calculation of the Exchange Ratio:

<<

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio (xx) | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| June 30, 2003 | 1.10420 | $0.14 | $12.3242 | 0.01136 | July 15, 2003 | 1.11556 |

>>

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

%SEDAR: 00018353E

/For further information: Derek Evans, President, Bill Ostlund, Chief Financial Officer, (403) 781-8409/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 13:23e 09-JUL-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Focus Energy Trust Continues Distributions of $0.14 Per Unit

CALGARY, July 18 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the third quarter of 2003 to continue monthly distributions of $0.14 per trust unit. Further, Focus has declared a distribution of $0.14 per trust unit to be paid on August 15, 2003 in respect of July production, for unitholders of record on July 31, 2003. The ex-distribution date is July 29, 2003.

This distribution policy incorporates the withholding of approximately 15 to 20 percent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long-term. In the event that commodity prices are higher than anticipated and a cash surplus develops during a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program.

| Record Date | Ex-Distribution Date | Distribution Date | Distribution per Unit |
|---|---|---|---|
| July 31 | July 29 | August 15 | $0.14 |
| August 31 | August 27 | September 15 | $0.14 (x) |
| September 30 | September 26 | October 15 | $0.14 (x) |

(x) Estimated distributions based upon current market outlook and are subject to change.

The Exchangeable Shares of FET Resources Ltd. (FTX - TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

Forward-Looking Statements-Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer, William D. Ostlund, Vice President Finance and Chief Financial Officer, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 15:03e 18-JUL-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
FET Resources Ltd/Focus Energy Trust Announces the Increase to the FET Exchangeable Share Exchange Ratio Effective August 15, 2003

Focus Energy Trust - FET.UN - TSX
FET Resources Ltd. - FTX - TSX

CALGARY, Aug. 1 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.11556 to 1.12635. Such increase will be effective on August 15, 2003.

The following are the details on the calculation of the Exchange Ratio:

<<

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio(xx) | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| July 31, 2003 | 1.11556 | $0.14 | $12.9783 | 0.01079 | August 15, 2003 | 1.12635 |

>>

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

%SEDAR: 00018353E

/For further information: Focus Energy Trust, FET Resources Ltd., Derek Evans, President or Bill Ostlund, Chief Financial Officer, (403) 781-8409/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 12:55e 01-AUG-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Focus Energy Trust confirms cash distribution for September 15, 2003

CALGARY, Aug. 18 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) confirms that the monthly cash distribution in respect of August production of Cdn. $0.14 per trust unit will be paid on September 15, 2003 to unitholders of record on August 31, 2003. The ex-distribution date is August 27, 2003.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer, or William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, 3250, 205- 5th Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 11:19e 18-AUG-03

**FOCUS** ENERGY TRUST

**THREE MONTHS ENDED JUNE 30, 2003**

As Focus is the successor organization to Storm Energy Inc., comparative information for the quarter and six months ended June 30, 2002 is for Storm Energy Inc. prior to the reorganization in August 2002.

*Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength.*

| | Three Months Ended June 30, | | Six Months Ended, June 30, | |
|---|---|---|---|---|
| (000s of dollars, except where indicated) | 2003 | 2002 | 2003 | 2002 |
| **FINANCIAL** | | | | |
| Oil and gas revenue, before royalties | **29,863** | 35,877 | **58,361** | 64,301 |
| Cash flow from operations (i) | **16,764** | 22,131 | **33,479** | 39,948 |
| Per Unit -basic | **$ 0.57** | $ 0.79 | **$ 1.14** | $ 1.43 |
| -diluted | **$ 0.57** | $ 0.76 | **$ 1.14** | $ 1.38 |
| Cash distributions per Trust Unit | **$ 0.420** | | **$ 0.825** | |
| Net income | **12,449** | 8,713 | **20,408** | 15,507 |
| Per Unit -basic | **$ 0.43** | $ 0.31 | **$ 0.70** | $ 0.56 |
| -diluted | **$ 0.43** | $ 0.30 | **$ 0.70** | $ 0.53 |
| Capital expenditures, net | **20,112** | 3,371 | **29,326** | 30,372 |
| Long term debt plus working capital | **27,545** | 55,970 | **27,545** | 55,970 |
| Common shares outstanding | | 27,918 | | 27,918 |
| Total Trust Units – outstanding (ii) | **31,493** | | **31,493** | |
| **OPERATIONS** | | | | |
| Average daily production | | | | |
| Crude oil (bbls/d) | **2,361** | 6,286 | **2,402** | 6,264 |
| NGLs (bbls/d) | **501** | 562 | **486** | 524 |
| Natural gas (mcf/d) | **36,815** | 35,740 | **35,494** | 33,138 |
| Barrels of oil equivalent (boe/d @ 6:1) | **8,997** | 12,805 | **8,804** | 12,311 |
| Average product prices received | | | | |
| Crude oil (CDN$/bbl) | **$ 40.71** | $ 39.45 | **$ 45.62** | $ 36.93 |
| Hedging settlements (CDN$/bbl) | **$ (0.07)** | $ (0.51) | **$ (2.35)** | $ (0.01) |
| NGLs (CDN$/bbl) | **$ 30.78** | $ 27.26 | **$ 36.48** | $ 24.34 |
| Natural gas (CDN$/mcf) | **$ 6.37** | $ 3.60 | **$ 7.06** | $ 3.26 |
| Hedging settlements (CDN$/mcf) (iii) | **$ (0.77)** | $ 0.15 | **$ (1.34)** | $ 0.26 |
| Netback (incl. hedging) per BOE (iv) | | | | |
| Revenue | **$ 35.32** | $ 30.79 | **$ 36.87** | $ 28.86 |
| Royalties, net of ARTC | **$ (9.65)** | $ (7.28) | **$ (10.94)** | $ (6.55) |
| Production expenses | **$ (3.04)** | $ (3.33) | **$ (3.19)** | $ (3.30) |
| Netback | **$ 22.63** | $ 20.18 | **$ 22.73** | $ 19.01 |
| **TRUST UNIT TRADING STATISTICS** | | | | |
| Unit prices (based on daily closing price) | | | | |
| High | **$ 12.85** | | **$ 12.85** | |
| Low | **$ 10.80** | | **$ 10.05** | |
| Close | **$ 12.09** | | **$ 12.09** | |
| Daily average trading volume | **81,199** | | **95,658** | |

(i) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and as such it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow are based on cash flow before changes in non-cash working capital.

(ii Total Trust Units being Trust Units and Exchangeable Shares converted at exchange ratio of 1.10420 at June 30, 2003

(iii) Based on hedging settlements, excluding the mark-to-market adjustment amount of $0.28 and $(0.06) per mcf for the quarter and six months ended June 30, 2003, respectively.

(iv) Based on hedging settlements, excluding the mark-to-market adjustment amount of $1.16 and $(0.24) per boe for the quarter and six months ended June 30, 2003, respectively.

## Second Quarter Highlights

- Average daily production of 8,997 barrels of oil equivalent per day (68 percent natural gas) versus first quarter 2003 production of 8,608 barrels of oil equivalent per day
- Distributions of $0.42 per Unit in respect of the production for the quarter, representing 74 percent of the $0.57 of cash flow from operations per Unit
- Major acquisition at Loon Lake, Alberta adding approximately 385 barrels of light oil per day with a reserve life index of 14.8 years and excellent development opportunities
- Successful equity offering of 2.1 million Units at $12.10 per Unit that closed June 25th with strong institutional and retail support
- A net debt to cash flow ratio of 0.41 times at June 30, 2003 provides excellent financial strength for further accretive acquisition opportunities

## Message to Unitholders

During the second quarter our attention shifted away from drilling and the active winter development of our Tommy Lakes property to looking for acquisitions that would increase our portfolio of high quality assets and had material on-going development opportunities to compliment our existing asset base.

Our recently announced purchase at Loon Lake for $17.3 million meets our acquisition criteria by providing:

- Approximately 385 barrels of oil per day of light sweet oil
- 2.1 million barrels of established reserves (88 percent proven) with a reserve life index of 14.8 years
- Potential to significantly increase the amount of oil that can be recovered from the pool through infill drilling, optimizing and expanding the waterflood program, and development drilling to further delineate the pool
- This property is adjacent to our existing core area in Red Earth, and Focus is the operator of the majority of the property

We have completed an extensive review of this property and have established a capital budget of $1.9 million for the initial phase of development during the remainder of 2003. It is anticipated that prior to the end of the year a total of four wells will be drilled, a number of existing wells will be recompleted, and the facilities and water injection system will be upgraded.

In addition to the Loon Lake acquisition, we have acquired a 25 percent non-operated working interest in an oil and gas property at Lanaway, Alberta, and sold our non-operated Ogston asset. Our interests acquired at Lanaway represent a much smaller piece than the Loon Lake assets, but are also of very high quality. The first step towards realizing the significant upside that exists at Lanaway requires that the pool be unitized and allowed to produce at its capability. We are actively working with the operator to achieve unitization.

Volumes for the second quarter are representative of the typical initial flush production from our Tommy Lakes wells. Our production rates are expected to decline from the second quarter level as the Tommy Lakes wells continue to move towards their stabilized long term decline rate. Taking into account our recent acquisition and divestiture activity, we expect that volumes for 2003 will average approximately 8,600 boe/d.

Commodity prices have remained exceptionally strong throughout the first half of the year and have provided cash flow in excess of our expectations. The cash surplus built up to date in 2003 will be utilized to maintain distribution levels throughout the year, increase the capital program, or reduce debt.

**OUTLOOK**

Although the current acquisition market is challenging from both a quality and cost perspective we continue to actively assess property and corporate acquisition opportunities. Focus is exceptionally well positioned to undertake an acquisition of material size if and when an opportunity meets our acquisition criteria. Our inventory of development work within Focus allows us to be patient and disciplined in our assessment of acquisition possibilities.

During the remainder of 2003, we will commence the winter program for Tommy Lakes, drill a further well at Pouce Coupe, and initiate the development program for Loon Lake. These activities are intended to achieve one of the central mandates of the Trust which is to effectively surface value on our existing asset base.

Throughout the second quarter we have added to the strength of the Trust through the addition of further high quality assets, new and experienced team members and an equity offering that has enhanced our already strong financial position.

Sincerely,

Derek W. Evans
*Director, President and Chief Executive Officer*

# Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") should be read in conjunction with Focus's annual MD&A and audited consolidated financial statements for the year ended December 31, 2002. Barrels of oil equivalent ("BOE") have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

**Reorganization per Plan of Arrangement Effective August 23, 2002**

On August 20, 2002 the shareholders of Storm Energy Inc. approved the Plan of Arrangement which resulted in Focus Energy Trust commencing operations on August 23, 2002. Trust operations commenced with the new legal structure and business mandate pursuant to the Trust Indenture dated July 15, 2002, and with a new management team.

The Trust retained approximately 75 percent of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe in Alberta as well as approximately 40 percent of the working interests in the oil producing areas in the Red Earth area of northern Alberta. This represented approximately 96 percent of the natural gas production and 46 percent of the oil production of Storm Energy Inc. prior to the Plan of Arrangement.

FET Resources Ltd., a wholly owned subsidiary of Focus, owns the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002.

The financial and operating results for the three and six months ended June 30, 2003 reflect the operations and assets of the Trust. The financial and operating results for the three and six months ended June 30, 2002 reflect the operations and assets of Storm Energy Inc. before the Plan of Arrangement.

**Production Revenue**

Production volumes in the second quarter of 2003 averaged 8,997 boe/d, five percent higher than in the first quarter of 2003. Natural gas volumes increased eight percent in the second quarter from the first quarter with a full quarter of initial flush production from the new wells at Tommy Lakes, British Columbia which came on-stream in February and March, and a new gas well at Pouce Coupe, Alberta which came on production in late April. Production volumes of natural gas were restricted slightly by a maintenance shutdown of a Westcoast processing facility for the last four days of June which reduced natural gas production at Cabin and Kotcho. This shutdown was completed by mid-July. As result of the higher gas volumes, average production of natural gas liquids increased six percent during this period. Oil production for the second quarter was three percent lower than the first quarter of 2003 as a result of the natural decline from the properties within the Red Earth area of Alberta and partially offset by the impact of property acquisitions late in the quarter.

During the second quarter of 2003, Focus closed its major acquisition at Loon Lake, Alberta which added approximately 385 bbls/d of light oil effective June 1, 2003. In addition, approximately 50 boe/d of production was added from an acquisition of

interests in the Lanaway area of Alberta effective May 1, 2003. Effective July 1st, the Trust sold its interests in the Ogston area that represented production of about 48 bbls/d of crude oil.

Compared with the second quarter of 2002, production volumes in the second quarter of 2003 were 30 percent lower primarily as a result of the transfer out of oil producing assets as per the Plan of Arrangement.

| **Production** | **Three Months Ended** | | | **Six Months Ended** | |
|---|---|---|---|---|---|
| (thousands) | **Jun 30, 2003** | Mar 31, 2003 | Jun 30, 2002 | **Jun 30, 2003** | Jun 30, 2002 |
| Crude oil (bbls/d) | **2,361** | 2,444 | 6,286 | **2,402** | 6,263 |
| NGLs (bbls/d) | **501** | 471 | 562 | **486** | 524 |
| Natural gas (mcf/d) | **36,815** | 34,158 | 35,740 | **35,494** | 33,138 |
| Total (boe/d) | **8,997** | 8,608 | 12,805 | **8,804** | 12,311 |

Production revenue in the second quarter of 2003 was $29.9 million, compared with the $28.5 million realized in the first quarter of 2003. This increase reflects the five percent higher production volumes offset by a eight percent lower realized sales prices, and a gain on a commodity contract which is recorded on a mark to market basis. Average product prices, after hedging settlements, realized for the second quarter of 2003 were $40.64 per barrel for crude oil and $5.60 per mcf of natural gas, compared with $45.84 per barrel of crude oil and $5.84 per mcf of natural gas in the first quarter of 2003.

In July, Mirant Canada Energy Marketing Ltd. filed for protection pursuant to the Companies' Creditor Arrangement Act (Canada) and defaulted on payment for June gas deliveries amounting to $121,000. The Trust intends to participate in the claims process to recover all or some of this amount owing, but has made a full provision for this amount as at June 30, 2003 against natural gas sales revenue.

On a year over year comparative basis, production revenue was $6.0 million lower than the $35.9 million reported in the second quarter of 2002 due to lower production volumes resulting from the Plan of Arrangement in August 2002, which was partially offset by higher realized commodity prices. The realized product prices, after hedging settlements, for the second quarter of 2002 were $38.94 per barrel of crude oil and $3.75 per mcf of natural gas.

**Hedging**

Focus utilizes a hedging program with financial instruments and physical contracts to manage exposure to fluctuations in commodity prices, to provide greater certainty and stability to distributions, to protect Unitholder return on investment and to help ensure profitability of specific properties or acquisitions.

A full description of the outstanding financial and physical contracts is contained in Notes 7 and 8 of the unaudited interim consolidated financial statements for the three and six months ended June 30, 2003. All of the contracts have been entered into with parties that represent minimal counterparty risk.

Production revenue for the second quarter of 2003 includes a net loss of $1.6 million relating to financial instruments associated with commodity contracts compared to a loss of $8.4 million in the first quarter of 2003. The second quarter includes payment of $16,000 on the settlement of crude oil financial contracts, payment of $2,566,000 on the settlement of

natural gas financial contracts, and a $947,000 gain related to a contract for a natural gas ceiling which is accounted for based on the mark to market value.

Focus currently has a combination of fixed price arrangements and collars that provide price protection on approximately 60 percent of natural gas volumes for July to December 2003 with a minimum average reference price of CDN$6.05 per mcf. For July to December 2003, fixed price swaps and collars represent approximately 58 percent of expected crude oil volumes with a minimum average reference price of CDN$38.66 per barrel.

**Royalties**

Royalties, excluding hedging and net of Alberta royalty tax credit, as a percentage of revenue was 25.1 percent in the second quarter of 2003 compared with 25.9 percent in the first quarter of 2003. The effective royalty percentage in the second quarter of 2003 was 26.5 percent versus the 33.5 percent reported for the first quarter of 2003 reflecting lower hedging losses. Hedging gains do not attract royalties and hedging losses are not a reduction for royalty calculations.

**Other Income**

Other income primarily consists of third party processing and treating fees. Focus earns third party treating and processing income at our facilities at Kotcho, British Columbia and at our facilities in the Sylvan Lake and Golden areas of Alberta. Other income for the second quarter of 2003 was $0.6 million compared to $0.9 million in the first quarter of 2003 reflecting higher road use income and higher processing income from the Kotcho facilities during the first quarter. Other income in 2003 was higher than the corresponding periods in 2002 largely due to increased third party volumes being processed at the Kotcho facilities.

**Production Expenses**

Production expenses for the second quarter of 2003 decreased from $3.36 per boe in the first quarter of 2003 to $3.04 per boe in the second quarter of 2003. This reduction in operating costs reflects the higher costs for maintenance and supplies in the winter only areas of British Columbia during the first quarter and increased natural gas volumes in the second quarter. Production expenses were $3.33 per boe in the second quarter of 2002.

**Technical Services Agreement**

Focus had a Technical Services Agreement with Storm Energy Ltd. through which Focus received services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. This arrangement expired on June 30, 2003.

**General and Administrative Expenses**

General and administrative expenses, net of operating and capital recoveries, for the second quarter of 2003 were $874,000 compared to $406,000 for the first quarter of 2003. This increase results from higher gross general and administrative expenses as the Trust builds up its staffing level to compensate for the expiry of the Technical Services Agreement, and a significant decrease in capital recoveries during the quarter. Substantially all of the capital program operated by Focus is conducted during the winter season. Capital recoveries to Focus are based on a percentage of the total capital program managed. As such, substantially all of the capital recoveries occur in the winter months.

Gross general and administrative expenses for the second quarter of 2003 include $483,000 associated with the Executive Bonus Plan, compared to $464,000 for the first quarter of 2003.

No general and administrative expenses were capitalized in 2003 or 2002.

| **General and Administrative** | **Three Months Ended** | | | **Six Months Ended** | |
|---|---|---|---|---|---|
| (thousands) | **Jun 30, 2003** | Mar 31, 2003 | Jun 30, 2002 | **Jun 30, 2003** | Jun 30, 2002 |
| Gross G&A | **$1,095** | $889 | $1,638 | **$1,983** | $2,929 |
| Overhead recoveries-operating | **(226)** | (224) | (340) | **(450)** | (659) |
| Overhead recoveries-capital | **5** | (259) | (176) | **(254)** | (772) |
| Net G&A | **$874** | $406 | $1,122 | **$1,279** | $1,498 |
| Per boe | **$1.07** | $0.52 | $0.96 | **$0.80** | $0.66 |

#### Interest and Financing Expense

Interest and financing expenses for the second quarter of 2003 were $469,000 compared to $396,000 in the first quarter of 2003 reflecting slightly higher average debt levels resulting from the Lanaway and Loon Lake acquisitions prior to the equity issue that closed on June 25, 2003, and slightly higher interest rates. The reduction in interest and financing expenses from the $580,000 reported for the second quarter of 2002 is due to lower average debt levels.

#### Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The depletion and depreciation rate for the first half of 2003 was $7.62 per boe. This rate reflects the specific oil and gas properties owned by the Trust and incorporates the results of the independent reserve report dated December 31, 2002. The depletion and depreciation rate includes $28.5 million of future capital investment associated with the proven reserves in the reserve report. The two property acquisitions of the Trust during the second quarter of 2003 are estimated to slightly increase the depletion and depreciation rate of future periods. The depletion and depreciation expense for the second quarter of 2003 of $6.3 million was higher than the $5.9 million reported for the first quarter of 2003 due to higher production volumes. The depletion and depreciation expense reported in the second quarter of 2002 was $6.9 million or $5.93 per boe.

The provision for site restoration and abandonment of $0.2 million for each of the first and second quarters of 2003 represents a rate of $0.21 per boe compared to $0.19 per boe reported in the fourth quarter of 2002. The increase reflects higher abandonment costs associated with new wells and infrastructure in the Tommy Lakes area. The two property acquisitions of the Trust during the second quarter of 2003 are estimated to slightly increase the provision rate for site restoration and abandonment of future periods. The site restoration expense reported in the second quarter of 2002 was $0.30 per boe or $0.4 million.

Focus has established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations.

| **Income and Other Taxes** | **Three Months Ended** | | | **Six Months Ended** | |
|---|---|---|---|---|---|
| (thousands) | **Jun 30, 2003** | Mar 31, 2003 | Jun 30, 2002 | **Jun 30, 2003** | Jun 30, 2002 |
| Future income tax | **$(1,420)** | $1,120 | $6,153 | **$(300)** | $10,240 |
| Current income tax | **32** | 50 | – | **82** | 479 |
| | **$(1,388)** | $1,170 | $6,153 | **$(218)** | 10,719 |
| Large corporations tax | **205** | 205 | 39 | **410** | 151 |
| Income and other taxes | **$(1,183)** | $1,375 | $6,192 | **$192** | $10,870 |

In June 2003, the Federal Government introduced legislation to reduce the general corporate income tax rate on income from resource activities from 28 percent to 21 percent and for the elimination of the existing 25 percent resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid all over a five year period. The changes are substantively enacted for Canadian GAAP purposes. As a result of these changes, as well as a reduction in the Alberta corporate income tax rate from 13 percent to 12.5 percent, the expected future income tax rate is 37 percent compared to 42 percent at December 31, 2002.

At June 30, 2003, Focus had a future income tax liability of $41.8 million. Under Focus's structure, payments are made between FET Resources Ltd ("FET") and Focus transferring both income and future tax liability from FET to the individual Unitholders. Therefore it is the opinion of management that payments from FET through to Focus will greatly reduce or eliminate future income taxes. These payments in a period reduce future income tax liabilities previously recorded by FET, and are recognized as a recovery of income tax in the period incurred.

| **Capital Expenditures** | **Three Months Ended** | | | **Six Months Ended** | |
|---|---|---|---|---|---|
| (thousands) | **Jun 30, 2003** | Mar 31, 2003 | Jun 30, 2002 | **Jun 30, 2003** | Jun 30, 2002 |
| Land | **$12** | $4 | $239 | **$16** | $784 |
| Seismic | **–** | – | 563 | **–** | 1,213 |
| Drilling and completion | **(36)** | 5,144 | 386 | **5,108** | 19,026 |
| Total exploration and development | **(24)** | 5,148 | 1,188 | **5,124** | 21,023 |
| Facilities, equipment and workovers | **77** | 4,062 | 2,678 | **4,139** | 9,930 |
| Acquisitions | **22,020** | – | – | **22,020** | 20 |
| Dispositions | **(1,958)** | – | – | **(1,958)** | – |
| Net operations | **20,115** | 9,210 | 3,866 | **29,325** | 30,973 |
| Field inventory | **(146)** | – | (544) | **(146)** | (686) |
| Administration assets | **143** | 4 | 49 | **147** | 85 |
| Net capital expenditures | **$20,112** | $9,214 | $3,371 | **$29,326** | $30,372 |

Substantially the entire capital program of Focus is conducted during the winter months based on access to its key properties in northeastern British Columbia. This is reflected in the level of capital expenditures, net of acquisitions and dispositions, for the three months ended June 30, 2003. Of the $9.1 million of field expenditures incurred so far in 2003, 87 percent was spent as part of the Tommy Lakes winter development program, and the remaining 13 percent for the drilling of the new gas well at Pouce Coupe, enhancing facilities at Sylvan Lake, and participation in the four well drilling program at Ogston. The Technical Services Agreement with Storm Energy Ltd. expired June 30th, and during the second quarter of 2003 there was $143,000 of capital expenditures related to the corporate office.

Acquisitions completed in the second quarter of 2003 were the Lanaway and Loon Lake acquisitions. The Lanaway and Loon Lake properties were acquired for approximately $4.7 million and $17.3 million respectively and represent about 50 boe/d and 385 bbls/d of production respectively. The purchase price for the Loon Lake acquisition is net of $3.3 million received from an industry partner exercising a right of first refusal pertaining to undeveloped lands included in the package. The Trust also disposed of the Ogston oil properties for proceeds of approximately $2 million that represent about 48 boe/d of production.

Capital expenditures of Storm Energy Inc. in the second quarter of 2002 reflect the growth activities of an active exploration and production company.

#### Capitalization and Financial Resources

As at June 30, 2003 the Trust had working capital of $6.5 million compared with a working capital deficiency of $9.5 million as at March 31, 2003. Working capital at June 30th includes short-term investments of $5.0 million, representing partial proceeds from the June equity offering, which were used to repay bank debt in early July. The working capital deficiency at March 31st reflects the capital intensive nature of our program in the first quarter.

Bank debt outstanding at June 30, 2003 was $34.0 million. Focus has a $70.0 million revolving term credit facility with a Canadian financial institution, secured by the Trust's oil and gas properties that revolves until May 31, 2004.

The Trust benefits from the retention of cash related to Exchangeable Shares. The holders of Exchangeable Shares do not receive monthly cash distributions, but instead have an adjustment each month to the Exchange Ratio based on the distribution paid on Trust Units. At July 31st, there were 4,868,948 Exchangeable Shares outstanding. The conversion of Exchangeable Shares into units is at the sole discretion of the holders of the Exchangeable Shares.

Long term debt plus working capital of $27.5 million at June 30, 2003 represents a net debt to cash flow ratio of 0.41 times. The reduction in net debt of $9.0 million from December 31, 2002, and a reduction of $11.2 million from March 31, 2003 are largely due to Exchangeable Shares not receiving cash distributions and proceeds from the equity offering being higher than the net cost of acquisitions.

**Capitalization Table**

| **($ thousands except per unit and percent amounts)** | Jun 30, 2003 | Mar 31, 2003 | Dec 31, 2002 |
|---|---|---|---|
| Long term debt | $34,000 | $29,250 | $51,801 |
| Less: Working capital (deficiency) | 6,455 | (9,517) | 15,267 |
| Net debt | $27,545 | $38,767 | $36,534 |
| Units outstanding and issuable for Exchangeable Shares | 31,493 | 29,180 | 28,966 |
| Market price at end of period | $12.09 | $11.30 | $10.15 |
| Market capitalization | $380,750 | $329,734 | $294,005 |
| Total capitalization | $408,295 | $368,501 | $330,539 |
| Net debt as a percentage of total capitalization | 7% | 11% | 11% |
| Cash flow (i) | $66,958 | $66,861 | $52,946 |
| Net debt to cash flow (i) | 0.41 | 0.58 | 0.69 |

(i) Cash flow is annualized based on the first half of 2003.

**Cash Distributions**

| Ex-Distribution Date | Record Date | Distribution Payment Date | Total Distribution |
|---|---|---|---|
| December 27, 2002 | December 31, 2002 | January 15, 2003 | $0.11 |
| January 29, 2003 | January 31, 2003 | February 17, 2003 | $0.135 |
| February 26, 2003 | February 28, 2003 | March 17, 2003 | $0.135 |
| March 27, 2003 | March 31, 2003 | April 15, 2003 | $0.135 |
| April 28, 2003 | April 30, 2003 | May 15, 2003 | $0.14 |
| May 28, 2003 | May 31, 2003 | June 16, 2003 | $0.14 |
| June 26, 2003 | June 30, 2003 | July 15, 2003 | $0.14 |
| July 29, 2003 | July 31, 2003 | August 15, 2003 | $0.14 |
| August 27, 2003 | August 31, 2003 | September 15, 2003 | $0.14 |
| September 26, 2003 | September 30, 2003 | October 15, 2003 | $0.14(*) |

(*) estimated.

Focus Energy Trust announces its distribution policy on a quarterly basis, and actual amount of the cash distribution is dependent on the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow as determined by the Board of Directors.

With respect to the first six months of 2003, Focus declared distributions of $0.825 per Unit, representing a payout of 72 percent of the cash flow from operations of $1.14 per Unit. On July 18, 2003, Focus announced a distribution policy for the third quarter of 2003 which estimates monthly distributions of $0.14 per Unit. The distribution policy of Focus is to withhold up to approximately 20 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long term. In the event that commodity prices are higher than anticipated and a cash surplus develops during a quarter, the surplus will be used to increase distributions, reduce debt, and / or increase the capital program.

Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income. Of the $1.075 per unit paid from January 15 to August 15, 2003, $0.153 was accrued in the calculation of 2002 taxable income.

The Exchangeable Shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

# Consolidated Balance Sheets

| | June 30, 2003 | December 31, 2002 |
|---|---|---|
| **ASSETS** | **(unaudited)** | (Notes 1 and 3) |
| **Current assets** | | |
| Cash and cash equivalents | **$ 5,062,404** | $14,705,034 |
| Accounts receivable | **23,063,258** | 24,485,558 |
| Prepaid expenses | **975,839** | 1,081,605 |
| | **29,101,501** | 40,272,197 |
| **Capital assets** | **175,452,644** | 158,299,726 |
| **Reclamation fund** | **201,000** | – |
| | **$204,755,145** | $ 198,571,923 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | **$ 17,265,615** | $ 19,805,189 |
| Cash distributions payable | **3,642,421** | 3,846,991 |
| Commodity contract | **1,738,629** | 1,353,067 |
| | **22,646,665** | 25,005,247 |
| **Long term debt** [note 4] | **34,000,000** | 51,801,000 |
| **Provision for site restoration and abandonment** | **2,679,114** | 2,343,734 |
| **Future income taxes** [note 10] | **41,753,067** | 42,633,486 |
| | **101,078,846** | 121,783,467 |
| **UNITHOLDERS' EQUITY** | | |
| Unitholders' capital [note 5] | **60,266,571** | 33,908,902 |
| Exchangeable shares [note 5] | **8,136,636** | 9,628,379 |
| Accumulated income | **64,756,711** | 44,348,355 |
| Accumulated cash distributions | **(29,483,619)** | (11,097,180) |
| | **103,676,299** | 76,788,456 |
| | **$204,755,145** | $ 198,571,923 |

*See Notes to Consolidated Financial Statements*

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

# Consolidated Statements of Income and Accumulated Earnings (unaudited)

| | Three Months Ended, June 30, 2003 | Three Months Ended, June 30, 2002 | Six Months Ended, June 30, 2003 | Six Months Ended, June 30, 2002 |
|---|---|---|---|---|
| **Revenue** | | (Note 1) | | (Note 1) |
| Production revenue | $ **29,863,058** | $ 35,877,196 | $ **58,360,672** | $ 64,301,167 |
| Royalties | **(7,899,902)** | (8,488,002) | **(17,439,315)** | (14,591,770) |
| Facility income | **621,853** | 367,503 | **1,476,378** | 906,650 |
| Interest income | **2,417** | – | **44,291** | – |
| | **22,587,426** | 27,756,697 | **42,442,026** | 50,616,047 |
| **Expenses** | | | | |
| Production | **2,489,116** | 3,884,554 | **5,089,593** | 7,348,382 |
| Technical Services Agreement | **1,050,000** | – | **2,100,000** | – |
| General and administrative | **873,633** | 1,122,247 | **1,279,327** | 1,497,417 |
| Interest and financing | **468,562** | 579,522 | **864,749** | 1,192,164 |
| Depletion and depreciation | **6,267,984** | 6,913,254 | **12,172,388** | 13,423,106 |
| Provision for site restoration and abandonment | **172,686** | 351,761 | **335,380** | 778,627 |
| | **11,321,981** | 12,851,338 | **21,841,437** | 24,239,696 |
| ***Income before income and other taxes*** | **11,265,445** | 14,905,359 | **20,600,589** | 26,376,351 |
| **Income and other taxes** | | | | |
| Future income tax expense (reduction) | **1,420,065** | (6,152,504) | **299,962** | (10,240,039) |
| Current and large corporations tax | **(236,867)** | (39,485) | **(492,195)** | (629,812) |
| | **1,183,198** | (6,191,989) | **(192,233)** | (10,869,851) |
| **Net income for the period** | **12,448,643** | 8,713,370 | **20,408,356** | 15,506,500 |
| **Accumulated income, beginning of period** | **52,308,068** | 58,469,220 | **44,348,355** | 51,676,090 |
| **Accumulated income, end of period** | $ **64,756,711** | $ 67,182,590 | $ **64,756,711** | $ 67,182,590 |
| **Net income per Unit** | | | | |
| Basic | $ **0.43** | $ 0.31 | $ **0.70** | $ 0.56 |
| Diluted | $ **0.43** | $ 0.30 | $ **0.70** | $ 0.53 |

# Consolidated Statements of Cash Flows (unaudited)

| | Three Months Ended, June 30, 2003 | Three Months Ended, June 30, 2002 | Six Months Ended, June 30, 2003 | Six Months Ended, June 30, 2002 |
|---|---|---|---|---|
| **Operating activities** | | (Note 1) | | (Note 1) |
| Net income for the period | $ **12,448,643** | $ 8,713,370 | $ **20,408,356** | $ 15,506,500 |
| Add non-cash items: | | | | |
| Non-cash general and administrative expenses | **241,478** | – | **473,282** | – |
| Unrealized (gain) loss on commodity contract | **(946,576)** | – | **385,562** | – |
| Depletion and depreciation | **6,267,984** | 6,913,254 | **12,172,388** | 13,423,106 |
| Provision for site restoration and abandonment | **172,686** | 351,761 | **339,709** | 778,627 |
| Future income tax expense (reduction) | **(1,420,065)** | 6,152,504 | **(299,962)** | 10,240,039 |
| **Cash flow from operations** | **16,764,150** | 22,130,889 | **33,479,335** | 39,948,272 |
| Actual site restoration paid | – | (402) | **(4,329)** | (402) |
| Net change in non-cash working capital items | **(9,524,549)** | (10,985,905) | **580,768** | (12,845,224) |
| | **7,239,601** | 11,144,582 | **34,055,774** | 27,102,646 |
| **Financing activities** | | | | |
| Proceeds from issue of Trust Units (net of costs) | **23,839,500** | – | **23,839,500** | – |
| Proceeds from exercise of stock options | – | 237,090 | – | 444,593 |
| Increase (decrease) in long term debt | **4,750,000** | (413,285) | **(17,801,000)** | 10,507,156 |
| Cash distributions | **(9,801,911)** | – | **(18,591,009)** | – |
| | **18,787,589** | (176,195) | **(12,552,509)** | 10,951,749 |
| **Investing activities** | | | | |
| Capital asset additions | **(49,779)** | (3,370,884) | **(9,263,788)** | (30,372,199) |
| Acquisitions | **(22,020,187)** | – | **(22,020,187)** | – |
| Proceeds on disposal of capital assets | **1,958,669** | – | **1,958,669** | – |
| Reclamation fund contributions | **(1,000)** | – | **(201,000)** | – |
| Net change in non-cash working capital items | **(858,966)** | (7,597,503) | **(1,619,589)** | (7,682,196) |
| | **(20,971,263)** | (10,968,387) | **(31,145,895)** | (38,054,395) |
| **Increase (decrease) in cash and cash equivalents during the period** | **5,055,927** | – | **(9,642,630)** | – |
| Cash and cash equivalents, beginning | **6,477** | – | **14,705,034** | – |
| **Cash and cash equivalents, ending** | $ **5,062,404** | – | $ **5,062,404** | $ – |
| **Supplementary cash flow information** | | | | |
| Cash income taxes paid | $ – | $ – | $ – | $ – |
| Cash interest paid | $ **469,385** | $ 275,283 | $ **839,755** | $ 1,261,764 |

# Notes to Consolidated Financial Statements

June 30, 2003 and 2002 (unaudited)

**NOTE 1 STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION**

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a wholly-owned subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

Prior to the implementation of the Plan of Arrangement on August 23, 2002, the consolidated financial statements included the accounts of the Storm Energy Inc. and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc. The consolidated financial statements of Focus Energy Trust include the accounts of the Trust, its subsidiaries (the Company and FET Gas Production Ltd.), and its share of a partnership. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and, except as outlined below, are consistent with the accounting policies set out in the 2002 Annual Report of Focus Energy Trust.

**NOTE 2 SUMMARY OF ACCOUNTING POLICIES**

These interim financial statements follow the same accounting policies as the most recent annual financial statements. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2002 Annual Report.

**NOTE 3 TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT**

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd. certain assets on August 23, 2002 being producing and exploratory oil and gas properties, administrative assets and working capital, and an allocation of long term debt. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

| | | |
|---|---|---|
| Petroleum and natural gas properties and equipment | $ | 49,739,821 |
| Office furniture and equipment | | 348,714 |
| Leasehold improvements | | 37,454 |
| Net working capital | | 1,575,566 |
| Future income tax asset | | 191,551 |
| Total assets transferred | | 51,893,106 |
| Long term debt | | 24,292,399 |
| Provision for site restoration and abandonment | | 1,067,731 |
| Net assets transferred and reduction in retained earnings | $ | 26,532,976 |

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

**NOTE 4 LONG TERM DEBT**

The Company has a revolving term facility with a Canadian financial institution. The Company has $70 million available under this facility. Advances bear interest at the bank's prime rate. The facility is subject to annual review by the bank and if certain conditions are not met the facility becomes a two year term loan with the first repayment due within 366 days. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

## NOTE 5 UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

| **Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)** | Number of Units | Consideration |
|---|---|---|
| Trust Units outstanding *(i) (see (a) below)* | 26,017,434 | $60,266,571 |
| Trust Units issuable on conversion of Exchangeable Shares *(ii) (see (b) below)* | 5,475,080 | 8,136,636 |
| Balance as at June 30, 2003 | 31,492,514 | $68,303,207 |

i. An unlimited number of Trust Units may be issued pursuant to the Trust Indenture.
ii. The exchange ratio at June 30, 2003 was 1.10420 Trust Units for each Exchangeable Share.

| **(a) Trust Units of Focus Energy Trust** | Number of Units | Consideration |
|---|---|---|
| Balance as at December 31, 2002 | 22,804,905 | $33,908,902 |
| Issued on conversion of Exchangeable Shares (i) | 1,071,214 | 1,491,743 |
| Issued pursuant to the Executive Bonus Plan (ii) | 41,315 | 445,969 |
| Issued pursuant to new Trust Unit Offering | 2,100,000 | 24,419,957 |
| Balance as at June 30, 2003 | 26,017,434 | $60,266,571 |

i. *Issued on conversion of Exchangeable Shares with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.*
ii. Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

| **(b) Exchangeable Shares of FET Resources Ltd.** | Number of Shares | Consideration |
|---|---|---|
| Balance as at December 31, 2002 | 5,964,335 | $ 9,628,379 |
| Exchanged for Trust Units (i) | (1,005,922) | (1,491,743) |
| Balance as at June 30, 2003 | 4,958,413 | $ 8,136,636 |

i. *Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.*

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to June 30, 2003, a total of 1,005,922 Exchangeable Shares were converted into 1,071,214 Trust Units at exchange ratios prevailing at the time. The exchange ratio at the time of issuance on August 23, 2002 was one Trust Unit for each Exchangeable Share. At June 30,2003, the exchange ratio was 1.10420 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

## NOTE 6 TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Rights Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares.

The initial exercise price of rights granted under the Rights Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

| | Number of Rights | Weighted Average Exercise Price |
|---|---|---|
| Granted | 366,000 | $ 9.84 |
| Reduction of exercise price for aggregate distributions | | (1.01) |
| Balance as at June 30, 2003 | 366,000 | $ 8.83 |

A summary of the plan as at June 30, 2003 is as follows:

| Exercise Price at Grant Date | Adjusted Exercise Price | Number of Rights Outstanding | Remaining Contractual Life of Right (years) | Number of Rights Exercisable |
|---|---|---|---|---|
| $ 9.62 | $ 8.50 | 280,000 | 4.19 | – |
| $ 10.10 | $ 9.31 | 40,000 | 4.47 | – |
| $ 10.87 | $ 10.32 | 40,000 | 4.62 | – |
| $ 11.54 | $ 11.26 | 6,000 | 4.85 | – |
| $ 9.84 | $ 8.83 | 366,000 | 4.28 | – |

The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost, if any, over the vesting period. As the exercise price of the rights granted approximates the market price of the Trust Units at the date of grant, no compensation cost has been recognized in the statement of income.

As previously stated, the exercise price of the rights granted under the Rights Plan may be reduced in future periods in accordance with the terms of the Rights Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, the purchase and sale of capital assets, and debt repayment. Therefore, it is not possible to determine a fair value for the rights granted under the Rights Plan.

As it is not possible to determine the fair value of rights granted under the Rights Plan, compensation cost for pro forma disclosure purposes has been determined based on the amount that the market price of the Trust Units exceeds the exercise price at the date of the financial statements. For the quarter and six months ended June 30, 2003, net income would be reduced by approximately $313,000 ($0.01 per Trust Unit) and $752,000 ($0.02 per Trust Unit), respectively, for the estimated compensation cost associated with the Rights Plan.

On July 7, 2003 the Trust issued a further 264,000 rights to new head office and field employees and a director. These rights had a grant price of $12.08 and expiry date of July 7, 2008.

## NOTE 7 FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at June 30, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $1,023,521.

| Financial Contracts | Daily Quantity | Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Crude oil – fixed price | 700 bbls | $39.80 | Cdn | WTI | October 2002 – August 2003 |
| | 300 bbls | $39.90 | Cdn | WTI | October 2002 – August 2003 |
| | 500 bbls | $41.00 | Cdn | WTI | April 2003 – August 2003 |
| | 500 bbls | $41.80 | Cdn | WTI | September 2003 – August 2004 |
| | 900 bbls | $35.63 | Cdn | WTI | September 2003 – December 2004 |
| Crude oil – costless collar | 500 bbls | $41.00-52.70 | Cdn | WTI | July 2003 |
| | 500 bbls | $41.00-50.25 | Cdn | WTI | August 2003 |
| Natural gas – fixed price | 3,000 MMBTU | $5.02 | Cdn | Sumas | October 2002 – October 2003 |
| | 7,000 MMBTU | $5.18 | Cdn | Sumas | November 2002 – October 2003 |
| Natural Gas – costless collar | 5,000 GJ | $5.56-6.75 | Cdn | AECO | April 2003 – October 2003 (excl July) |
| | 6,420 GJ | $5.75-8.03 | Cdn | AECO | November 2003 – March 2004 |
| Natural gas – floor(i) | 8,420 GJ | $4.75 | Cdn | AECO | April 2003 – October 2003 |

i. relates to natural gas ceiling described below.

The following natural gas ceiling commodity contract is recorded on a mark to market basis as the contract does not represent an effective hedge. A liability of $1,738,629 is recorded on the consolidated balance sheet at June 30, 2003:

| Financial Contract | Daily Quantity | Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Natural gas – ceiling | 8,420 GJ | $4.90 | Cdn | AECO | April 2003 – October 2003 |

## NOTE 8 PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at June 30, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment to the Trust of approximately $1,604,950.

| Physical Contract | Daily Quantity | Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Natural gas – fixed price | 5,000 MMBTU | $ 8.21 | Cdn | Sumas | November 2003 – March 2004 |
| | 5,000 GJ | $ 7.21 | Cdn | AECO | November 2003 – March 2004 |
| | 5,000 GJ | $6.11 | Cdn | AECO | November 2003 – October 2004 |

## NOTE 9 PER UNIT AMOUNTS

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan. Net income per unit is as follows:

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Net income | | | | |
| Basic | **$ 0.43** | $ 0.31 | **$ 0.70** | $ 0.56 |
| Diluted | **$ 0.43** | $ 0.30 | **$ 0.70** | $ 0.53 |

i Basic per unit calculations are based on the weighted average number of Trust Units outstanding in 2003 of 29,457,912 for the quarter ended June 30, 2003 (29,103,113 common shares in 2002) and 29,282,784 for the six months ended June 30, 2003 (28,988,659 common shares in 2002) which includes outstanding Exchangeable Shares converted at the quarter-end exchange ratio.

ii Diluted calculations include additional Trust Units in 2003 of 95,169 for the quarter ended June 30, 2003 (1,210,165 additional shares in 2002) and 76,069 for the six months ended June 30, 2003 (1,128,889 additional shares in 2002) for the dilutive impact of the Rights Plan (stock option plan in 2002). There were no adjustments to net income in calculating dilutive per unit amounts.

## NOTE 10 INCOME TAX

In June 2003, the Federal Government introduced legislation to reduce the general corporate income tax rate on income from resource activities from 28 percent to 21 percent and for the elimination of the existing 25 percent resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid all over a five year period. The changes are substantively enacted for Canadian GAAP purposes. As a result of these changes, as well as a reduction in the Alberta corporate income tax rate from 13 percent to 12.5 percent, the expected future income tax rate is 37 percent compared to 42 percent at December 31, 2002.

The future income tax recovery of $1.4 million in the second quarter of 2003 includes a $2.7 million recovery attributed to the reduction in future income tax rates.

# Corporate Information

### SENIOR MANAGEMENT

Derek W. Evans
*President and C.E.O.*

William D. Ostlund
*Vice President, Finance and C.F.O.*

Dennis M. Lawrence
*Vice President, Engineering*

Al S. Pickering
*Vice President, Land*

David W. Sakal
*Vice President, Operations*

A. Kim Schoenroth
*Controller*

Grant A. Zawalsky
*Corporate Secretary*

### DIRECTORS

Matthew J. Brister (3) (4)
John A. Brussa (2) (3) (5)
Stuart G. Clark (1) (2)
Derek W. Evans
James H. McKelvie (2)
Gerry A. Romanzin (2) (4) (5)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

### HEAD OFFICE

Suite 3250, 205 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V7
Tel: (403) 781-8409
Fax: (403) 781-8408
www.focusenergytrust.com

### STOCK EXCHANGE LISTING

TSX Listings:
Focus Energy Trust: **FET.UN**

FET Resources Ltd.: **FTX**
(Exchangeable Shares)

### SOLICITORS

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

### AUDITORS

KPMG LLP
Calgary, Alberta

### BANKERS

C.I.B.C., Oil & Gas Group
Calgary, Alberta

### ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

### REGISTRAR & TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

### FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
*President and Chief Executive Officer*
Tel: (403) 781-8405

William D. Ostlund
*Vice President,*
*Finance and Chief Financial Officer*
Tel: (403) 781-8406

### FORWARD LOOKING INFORMATION

Corporate information provided herein contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by Focus at the time of preparation, may be proven to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. There is no representation by Focus that the actual results achieved during the forecast period will be the same in whole or in part as those forecast.

VALIANT
*Trust Company*

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

August 28, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

**Re: Focus Energy Trust**
**Mailing of Second Quarter Report**
**to Registered Unitholders**

As the mailing agent for Focus Energy Trust, we are pleased to confirm the mailing of the second quarter report for the period ended June 30, 2003, to each of the Registered Unitholders of the subject corporation on **August 28, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Focus Energy Trust
Attn: Mr. Bill Ostlund

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
FET Resources Ltd. / Focus Energy Trust Announces the Increase to the FET Exchangeable Share Exchange Ratio Effective September 15, 2003

Focus Energy Trust - FET.UN -TSX
FET Resources Ltd. - FTX -TSX

CALGARY, Sept. 2 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.12635 to 1.13623. Such increase will be effective on September 15, 2003.

The following are the details on the calculation of the Exchange Ratio:

<<

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio(xx) | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| August 31, 2003 | 1.12635 | $0.14 | $14.1676 | 0.00988 | September 15, 2003 | 1.13623 |

>>

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

%SEDAR: 00018353E

/For further information: Focus Energy Trust, FET Resources Ltd., Derek Evans, President, Bill Ostlund, Chief Financial Officer, (403) 781-8409/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 13:48e 02-SEP-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Focus Energy Trust confirms cash distribution for October 15, 2003

CALGARY, Sept. 17 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) confirms that the monthly cash distribution in respect of September production of Cdn. $0.14 per trust unit will be paid on October 15, 2003 to unitholders of record on September 30, 2003. The ex-distribution date is September 26, 2003.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.
%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer or William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/
(FET.UN.)

CO: Focus Energy Trust

CNW 10:04e 17-SEP-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
FET ResourceS Ltd. / Focus Energy Trust Announces the Increase to the FET Exchangeable Share Exchange Ratio Effective October 15, 2003

Focus Energy Trust - FET.UN -TSX
FET Resources Ltd. - FTX -TSX

CALGARY, Oct. 1 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.13623 to 1.14693. Such increase will be effective on October 15, 2003.

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio(xx) | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| September 30, 2003 | 1.13623 | $0.14 | $13.1205 | 0.01067 | October 15, 2003 | 1.14690 |

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

%SEDAR: 00018353E

/For further information: Focus Energy Trust, FET Resources Ltd., Derek Evans, President or Bill Ostlund, Chief Financial Officer, 403-781-8409/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 10:37e 01-OCT-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Focus Energy Trust Continues Distributions of $0.14 Per Unit

CALGARY, Oct. 15 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX ) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the fourth quarter of 2003 to continue monthly distributions of $0.14 per trust unit. Further, Focus has declared a distribution of $0.14 per trust unit to be paid on November 17, 2003 in respect of October production, for unitholders of record on October 31, 2003. The ex-distribution date is October 29, 2003.

This distribution policy incorporates the withholding of approximately 15 to 20 percent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long-term. In the event that commodity prices are higher than anticipated and a cash surplus develops during a quarter, the surplus may be used to increase distributions, reduce debt, and / or increase the capital program.

<<

| Record Date | Ex-Distribution Date | Distribution Date | Distribution per Unit |
|---|---|---|---|
| October 31 | October 29 | November 17, 2003 | $0.14 |
| November 30 | November 26 | December 15, 2003 | $0.14 (x) |
| December 31 | December 29 | January 15, 2004 | $0.14 (x) |

(x) Estimated distributions based upon current market outlook and are subject to change.

>>

The Exchangeable Shares of FET Resources Ltd. (FTX - TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

Forward-Looking Statements - Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer or William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 10:06e 15-OCT-03

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF INTERIM MAILING TO THE |
| OF | ) | UNITHOLDERS OF **FOCUS ENERGY TRUST** |
| ALBERTA | ) | ("TRUST"). |

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **AUGUST 28, 2003** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF UNITS OF THE TRUST;**

   **(a) a copy of the SECOND QUARTER REPORT FOR THE PERIOD ENDED JUNE 30, 2003 marked EXHIBIT "A" and identified by me.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF )
CALGARY IN THE PROVINCE OF ALBERTA )
THIS 28TH DAY OF AUGUST 2003. )

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2003.

"Cheryl Dahlager"
CHERYL DAHLAGER

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
FET Resources Ltd. / Focus Energy Trust Announces The Increase To The FET Exchangeable Share Exchange Ratio Effective November 17, 2003

Focus Energy Trust - FET.UN -TSX
FET Resources Ltd. - FTX -TSX

CALGARY, Nov. 3 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.14690 to 1.15722. Such increase will be effective on November 17, 2003.

The following are the details on the calculation of the Exchange Ratio:

<<

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio (xx) | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| October 31, 2003 | 1.14690 | $0.14 | $13.5630 | 0.01032 | November 17, 2003 | 1.15722 |

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

>>

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

%SEDAR: 00018353E

/For further information: Derek Evans, President or Bill Ostlund, Chief Financial Officer at (403) 781-8409/

CO: Focus Energy Trust; FET Resources Ltd.

CNW 10:38e 03-NOV-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Focus Energy Trust Announces Third Quarter Results

CALGARY, Nov. 20 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) released today its consolidated financial and operating results for the third quarter of 2003.

As Focus is the successor organization to Storm Energy Inc., comparative information for the quarter and nine months ended September 30, 2002 is for Storm Energy Inc. prior to the reorganization in August 2002.

<<

| (000's of dollars, except where indicated) | Three Months ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| FINANCIAL | 2003 | 2002 | 2003 | 2002 |
| Oil and gas revenue, before royalties | 26,740 | 25,869 | 85,100 | 90,170 |
| Cash flow from operations (i) | 15,200 | 232 | 48,679 | 40,180 |
| Per Unit - basic & diluted | $ 0.48 | $ 0.01 | $ 1.62 | $ 1.43 |
| Cash distributions per Trust Unit | $ 0.42 | $ 0.11 | $ 1.245 | $ 0.11 |
| Net income | 10,608 | (4,885) | 31,016 | 10,651 |
| Per Unit - basic & diluted | $ 0.33 | $ (0.17) | $ 1.03 | $ 0.38 |
| Capital expenditures, net | 2,809 | 6,101 | 32,135 | 36,474 |
| Long term debt plus working capital | 25,520 | 38,076 | 25,897 | 38,076 |
| Total Trust Units - outstanding (ii) (000's) | 31,667 | 28,736 | 31,667 | 28,736 |
| OPERATIONS | | | | |
| Average daily production | | | | |
| Crude oil (bbls/d) | 2,336 | 4,375 | 2,380 | 5,627 |
| NGLs (bbls/d) | 508 | 496 | 494 | 515 |
| Natural gas (mcf/d) | 33,593 | 30,103 | 34,853 | 32,115 |
| Barrels of oil equivalent (boe/d (at) 6:1) | 8,443 | 9,888 | 8,682 | 11,494 |
| Average product prices received | | | | |
| Crude oil (CDN$/bbl) | $ 40.21 | $ 42.03 | $ 43.83 | $ 38.63 |
| Hedging settlements (CDN$/bbl) | $ (1.13) | $ (2.01) | $ (1.95) | $ (0.54) |
| NGLs (CDN$/bbl) | $ 34.18 | $ 33.91 | $ 35.68 | $ 27.41 |
| Natural gas (CDN$/mcf) | $ 5.47 | $ 2.67 | $ 6.54 | $ 3.07 |
| Hedging settlements (CDN$/mcf) (iii) | $ (0.50) | $ 0.08 | $ (1.07) | $ 0.20 |
| Netback per BOE | | | | |
| Revenue (incl. hedging settlements) (iv) | $ 32.65 | $ 28.44 | $ 35.48 | $ 28.74 |
| Royalties, net of ARTC | $ (8.63) | $ (7.16) | $ (10.19) | $ (6.73) |
| Production expenses | $ (3.50) | $ (3.59) | $ (3.30) | $ (3.38) |
| Netback | $ 20.51 | $ 17.69 | $ 21.99 | $ 18.63 |
| Wells drilled (gross) | 4 | 7 | 13 | 31 |
| TRUST UNIT TRADING STATISTICS | | | | |
| Unit prices High | $ 14.50 | $ 10.63 | $ 14.50 | $ 10.63 |
| (based on daily Low | $ 11.95 | $ 9.60 | $ 10.05 | $ 9.60 |

| | | | | | |
|---|---|---|---|---|---|
| closing price) | Close | $ 13.46 | $ 10.63 | $ 13.46 | $ 10.63 |
| Daily average trading volume | | 85,641 | 284,453 | 92,319 | 284,453 |

(i) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and as such it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAPP.

(ii) Total Trust Units being Trust Units and Exchangeable Shares converted at 1.13623 at September 30, 2003

(iii) Based on hedging settlements, excludes mark-to-market amount of $0.44 and $0.10 per mcf for the quarter and nine months ended September 30, 2003, respectively.

(iv) Based on hedging settlements, excludes mark-to-market amount of $1.75 and $0.41 per boe for the quarter and nine months ended September 30, 2003, respectively.

Highlights

- We have completed our first full year of operations and maintained production volumes constant investing 25% of cash flow.
- Cash flow from operations for the third quarter of 2003 was $15.2 million or $0.48/unit.
- Based on the strong performance of the trust's asset base and our commodity price protection program, the trust anticipates that it will maintain its monthly distribution of $0.14/unit throughout the fourth quarter of 2003.
- Debt to cash flow of approximately 0.4 times provides for significant financial flexibility to take advantage of future investment opportunities.
- We have commenced our twelve well Tommy Lakes winter drilling program as well as the development drilling program at Loon Lake.

Message to Unitholders

This quarter marks our first full year of operation as a trust. We are pleased with the performance of the trust's asset base and its ability to provide further opportunities to create additional value for our unitholders. In particular the ability of these assets to maintain a constant production rate with a reinvestment of 25% cash flow is unique and representative of our asset quality.

In the third quarter the trust participated in the drilling of 4 gross (1.4 net) wells, which resulted in three new gas wells and one new oil well, all of which have been placed on production. With respect to the remainder of the year, we are active at Loon Lake with a 6 gross (2.6 net) well drilling program. At Tommy Lakes we are currently opening winter roads and anticipate kicking off our twelve well program in early December.

Volumes for the third quarter were as expected. The decrease from the Q2 level is the result of the Tommy wells coming off their flush production and the annual planned maintenance outage at Fort Nelson on the Westcoast system. We continue to forecast that volumes for 2003 will average 8,600 BOE/d.

Although natural gas prices have softened over the third quarter and appear to be relatively weak at the start of this heating season, we are comfortable that with 60% of our gas reference price protected at $7.02/mcf

(through Q4/2003 & Q1/2004), we have the ability to effectively manage our capital program and distribution profile.

OUTLOOK

The acquisition market continues to provide its challenges from both a quality and cost perspective. We continue to assess both property and corporate acquisition opportunities and sense that we may see a larger number of opportunities in the New Year. We are well positioned to undertake an acquisition of material size if, and when, an opportunity meets our criteria. We remain picky, patient, persistent and disciplined in our assessment of all acquisition opportunities.

We sincerely appreciate the support of all our unitholders throughout our first year of operation. We would also like to thank our employees for their tireless efforts and continued enthusiasm and excitement.

On behalf of the Board,

Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") should be read in conjunction with Focus's annual MD&A and audited consolidated financial statements for the year ended December 31, 2002. Barrels of oil equivalent ("BOE") have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Reorganization per Plan of Arrangement Effective August 23, 2002

On August 20, 2002 the shareholders of Storm Energy Inc. approved the Plan of Arrangement which resulted in Focus Energy Trust commencing operations on August 23, 2002. Trust operations commenced with the new legal structure and business mandate pursuant to the Trust Indenture dated July 15, 2002, and with a new management team.

The Trust retained approximately 75 percent of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe in Alberta as well as approximately 40 percent of the working interests in the oil producing areas in the Red Earth area of northern Alberta. This represented approximately 96 percent of the natural gas production and 46 percent of the oil production of Storm Energy Inc. prior to the Plan of Arrangement.

FET Resources Ltd., a wholly owned subsidiary of Focus, owns the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002.

The financial and operating results for the three and nine months ended September 30, 2003 reflect the operations and assets of the Trust. The financial and operating results for the three and nine months ended September 30, 2002 reflect the operations and assets of Storm Energy Inc. for the period January 1 to August 23, 2002 prior to the Plan of Arrangement. Included in the results for the three months ended September 30, 2002 are $12.7 million of reorganization costs related to the Plan of Arrangement.

Production Revenue

Production volumes in the third quarter of 2003 averaged 8,443 boe/d, compared with 8,997 in the second quarter of 2003. Average natural gas volumes were 10 percent lower in the third quarter as production stabilized from the new wells at Tommy Lakes, British Columbia which came on-stream in February and March and due to a planned maintenance outage at a Westcoast processing facility from mid-June to mid-July. This planned maintenance outage reduced average natural gas volumes from Cabin and Kotcho properties by approximately 6.7 mmcf/d during the 14 day outage period, and reduced third quarter average natural gas volumes by 1.4 mmcf/d. This was partially offset by a new 100 percent natural gas well at Pouce Coupe which came on production at the beginning of September. Average production of natural gas liquids and oil was essentially the same in the third quarter compared to the second quarter of 2003. Focus expects to have average production for 2003 of 8,600 boe/d.

Compared with the third quarter of 2002, production volumes in the third quarter of 2003 were 15 percent lower primarily as a result of the transfer out of oil producing assets as per the Plan of Arrangement effective August 23, 2002.

| Production | Three Months Ended | | | Nine Months Ended | |
|---|---|---|---|---|---|
| | Sept 30, 2003 | Jun 30, 2003 | Sept 30, 2002 | Sept 30, 2003 | Sept 30, 2002 |
| Crude oil (bbls/d) | 2,336 | 2,361 | 4,375 | 2,380 | 5,627 |
| NGLs (bbls/d) | 508 | 501 | 496 | 494 | 515 |
| Natural gas (mcf/d) | 33,593 | 36,815 | 30,103 | 34,853 | 32,115 |
| Total (boe/d) | 8,443 | 8,997 | 9,888 | 8,682 | 11,494 |

Production revenue in the third quarter of 2003 was $26.7 million, compared with the $29.9 million realized in the second quarter of 2003. This change is largely due to a decrease in natural gas volumes, decreases in realized prices for natural gas (11 percent lower) and crude oil (four percent lower) which was offset by higher realized prices for natural gas liquids (up 11 percent), and a gain on the one natural gas commodity contract which is recorded on a mark to market basis. Average product prices, after hedging adjustments, realized for the third quarter of 2003 were $39.07 per barrel for crude oil and $4.97 per mcf of natural gas, compared with $40.64 per barrel of crude oil and $5.60 per mcf of natural gas in the second quarter of 2003. The prices realized for the third quarter of 2003 reflect the strengthening of the Canadian dollar and continued weakening of natural gas prices.

Compared to the same period of 2002, production revenue was $0.8 million higher than the $25.9 million realized in the third quarter of 2002 mainly due to higher natural gas realized prices offsetting volume declines as a result of the transfer out of oil producing assets as per the Plan of Arrangement. The realized product prices, after hedging adjustments, for the third quarter of 2002 were $40.02 per barrel of crude oil and $2.75 per mcf of natural gas.

Hedging

Focus utilizes a hedging program with financial instruments and physical delivery contracts to manage exposure to fluctuations in commodity prices and to provide greater certainty and stability to distributions.

A full description of the outstanding financial and physical contracts for commodity and foreign exchange are contained in Notes 7 and 8 of the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2003. All of the commodity and foreign exchange contracts have been entered into with parties that represent minimal counterparty risk.

Production revenue for the third quarter of 2003 includes a net loss of $0.4 million relating to financial instruments associated with commodity and foreign exchange contracts compared to a loss of $1.6 million in the second quarter of 2003. The third quarter net hedging loss includes a $243,000 loss on the settlement of crude oil financial contracts, a $1,542,000 loss on the settlement of natural gas financial contracts, and a $1,361,000 gain related to a contract for a natural gas ceiling which is accounted for based on the mark to market value.

Focus currently has a combination of physical sales contracts, financial fixed price swap contracts and financial collars that provide price protection on approximately 60% of natural gas volumes for October to December 2003 with a minimum reference price of CDN$6.67 per mcf and approximately 30% of natural gas volumes for 2004 with a minimum reference price of CDN$6.70 per mcf. For October to December 2003, fixed price swaps represent approximately 63% of expected crude oil volumes with a minimum reference price of CDN$37.83 per barrel and for 2004, fixed price swaps represent approximately 60% of expected crude oil volumes with a minimum reference price of CDN$37.29 per barrel.

Royalties

Royalties, excluding hedging and net of Alberta royalty tax credit, as a percentage of revenue were 24.7% in the third quarter of 2003 compared with 25.1% in the second quarter of 2003. The effective royalty percentage after the inclusion of hedging settlements in the third quarter of 2003 was 25.1% versus the 26.4% reported for the second quarter of 2003, reflecting lower hedging losses in the third quarter. Hedging gains do not attract royalties and hedging losses are not a reduction for royalty calculations.

Other Income

Other income primarily consists of third party processing and treating fees. Focus earns third party treating and processing income at our facilities at Kotcho, British Columbia and at our facilities in the Sylvan Lake and Golden areas of Alberta. Other income for the third quarter of 2003 was $0.5 million compared to $0.6 million in the second quarter of 2003 reflecting lower processing volumes at the Kotcho facilities in third quarter.

Production Expenses

Production expenses for the third quarter of 2003 were $3.50 per boe compared to $3.04 per boe in the second quarter of 2003 and $3.30 per boe for the first nine months of 2003. This increase in operating costs on a boe basis reflects the decrease in production volume for the quarter and the increased weighting to oil volumes which have higher operating expenses compared to natural gas. Focus expects that average production expenses for 2003 will be approximately $3.40 per boe. Production expenses in the third quarter of 2002 were $3.59 per boe.

Technical Services Agreement

Focus had a Technical Services Agreement with Storm Energy Ltd. which expired on June 30, 2003. Through that arrangement, Focus received services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. The services previously provided under the agreement are now performed by employees of the Trust.

General and Administrative Expenses

General and administrative expenses, net of operating and capital recoveries, for the third quarter of 2003 were $977,000 compared to $874,000 for the second quarter of 2003. The increase results from general and

administrative expenses associated with increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003.

Capital recoveries to Focus as Operator are based on a percentage of the total capital program managed. The majority of the capital programs of Focus are operated by Focus and conducted during the winter season. As such, almost all of the capital recoveries occur in the winter months.

Gross general and administrative expenses for the third quarter of 2003 include $403,000 associated with the Executive Bonus Plan, compared to $483,000 for the second quarter of 2003.

No general and administrative expenses were capitalized in 2003 or 2002.

General and Administrative

| (thousands) | Three Months Ended Sept 30, 2003 | Jun 30, 2003 | Sept 30, 2002 | Nine Months Ended Sept 30, 2003 | Sept 30, 2002 |
|---|---|---|---|---|---|
| Gross G&A | $1,225 | $1,095 | $1,232 | $3,209 | $4,161 |
| Overhead recoveries- operating | (225) | (226) | (221) | (675) | (880) |
| Overhead recoveries- capital | (23) | 5 | 3 | (277) | (769) |
| Net G&A | $977 | $874 | $1,014 | $2,257 | $2,512 |
| Per boe | $1.26 | $1.07 | $1.11 | $0.95 | $0.80 |

Interest and Financing Expense

Interest and financing expenses for the third quarter of 2003 were $284,000 compared to $469,000 in the second quarter of 2003 reflecting lower average debt levels as proceeds from the June 25, 2003 equity issue were applied to outstanding debt resulting from the Lanaway and Loon Lake acquisition and slightly lower interest rates. The reduction in interest and financing expenses from the $562,000 reported for the third quarter of 2002 is mainly due to lower average debt levels.

Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The depletion and depreciation rate for the third quarter of 2003 was $7.93 per boe compared to the first half rate of $7.62 per boe. This rate reflects the specific oil and gas properties owned by the Trust and incorporates the results of the independent reserve report dated December 31, 2002 as well as the assets purchased related to the Loon Lake and Lanaway property acquisitions and the disposition of the assets in the Ogston area which all closed late in the second quarter. The depletion and depreciation rate includes $28.5 million of future capital investment associated with the proven reserves in the reserve report. The depletion and depreciation expense for the third quarter of 2003 was $6.2 million lower than the $6.3 million in the second quarter of 2003 due to a higher depletion rate offset by lower production volumes. The depletion and depreciation expense reported in the third quarter of 2002 was $7.4 million or $8.13 per boe.

The provision for site restoration and abandonment of $0.2 million for each of the first three quarters of 2003 represents a rate of $0.21 per boe compared to $0.19 per boe reported in the fourth quarter of 2002. The increase reflects higher abandonment costs associated with new wells and infrastructure in the Tommy Lakes area. The two property acquisitions of the Trust during the second quarter of 2003 are estimated to slightly increase the provision for site restoration and abandonment of future periods. The site restoration expense reported in the third quarter of 2002 was $0.32 per boe or

$0.3 million.

Focus has established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. At September 30, 2003, the fund balance was $870,000 consisting of interest-bearing bank deposits.

Income and Other Taxes

| | Three Months Ended | | | Nine Months Ended | |
|---|---|---|---|---|---|
| (thousands) | Sept 30, 2003 | Jun 30, 2003 | Sept 30, 2002 | Sept 30, 2003 | Sept 30, 2002 |
| Future income tax | $(585) | $(1,420) | $(2,600) | $(885) | $7,640 |
| Current income tax | (2) | 32 | 1,115 | 80 | 1,594 |
| | (587) | (1,388) | (1,485) | (805) | 9,234 |
| Large corporations tax | 220 | 205 | 57 | 630 | 208 |
| Income and other taxes | $(367) | $(1,183) | $(1,428) | $(175) | $9,442 |

In June 2003, the Federal Government introduced legislation to reduce the general corporate income tax rate on income from resource activities from 28 percent to 21 percent and for the elimination of the existing 25 percent resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid all over a five year period. As a result of these changes, as well as a reduction in the Alberta corporate income tax rate from 13 percent to 12.5 percent, the expected future income tax rate is 37 percent compared to 42 percent at December 31, 2002.

At September 30, 2003, Focus has a future income tax liability of $41.2 million. Under Focus's structure, payments are made between FET Resources Ltd ("FET") and Focus transferring both income and future tax liability from FET to the individual Unitholders. Therefore it is the opinion of management that payments from FET through to Focus will greatly reduce or eliminate future income taxes. These payments in a period reduce future income tax liabilities previously recorded by FET, and are recognized as a recovery of income tax in the period incurred.

Capital Expenditures

| | Three Months Ended | | | Nine Months Ended | |
|---|---|---|---|---|---|
| (thousands) | Sept 30, 2003 | Jun 30, 2003 | Sept 30, 2002 | Sept 30, 2003 | Sept 30, 2002 |
| Land | $91 | $12 | $404 | $107 | $1,188 |
| Seismic | - | - | (181) | - | 1,032 |
| Drilling and completion | 1,417 | (36) | 3,406 | 6,525 | 22,432 |
| Total exploration and development | 1,508 | (24) | 3,629 | 6,632 | 24,652 |
| Facilities, equipment and workovers | 1,234 | 77 | 2,443 | 5,373 | 12,373 |
| Acquisitions | 14 | 22,020 | (20) | 22,034 | - |
| Dispositions | - | (1,958) | - | (1,958) | - |
| Net operations | 2,756 | 20,115 | 6,052 | 32,081 | 37,025 |
| Field inventory | - | (146) | 5 | (146) | (681) |
| Administration assets | 53 | 143 | 45 | 200 | 130 |
| Net capital expenditures | $2,809 | $20,112 | $6,101 | $32,135 | $36,474 |

For the three months ended September 30, 2003 capital expenditures were $2.8 million. During this period, capital expenditures were approximately $1.8 million for the drilling of 4 gross wells (1.4 net). One gas well (1.0 net) was drilled at Pouce Coupe which came on-stream September 5th, one Slave Point oil well (0.23 net) at our new Loon Lake area which started production October 3rd, and two gas wells (0.21 net) in the Lanaway area which were put on production in October. In addition to the drilling, approximately $0.9 million was spent on workovers at Pouce Coupe, Loon Lake, and within the Red Earth area.

Of the $12.1 million of field expenditures to date in 2003, 68 percent has been spent as part of the Tommy Lakes winter development program, 16 percent for two new gas wells and a workover at Pouce Coupe, and the remaining 16 percent commencing work at Loon Lake with the drilling of one well and the recompletion of an additional two wells, participation in two wells at the Lanaway area which was acquired in May, enhancing facilities at Sylvan Lake, and participation in the four well drilling program at Ogston.

Focus has completed acquisitions at Lanaway and Loon Lake to date in 2003 for approximately $4.7 million and $17.3 million respectively. The Trust also disposed of the Ogston oil properties for proceeds of approximately $2 million.

Capital expenditures of Storm Energy Inc. in the third quarter of 2002 reflect the growth activities of an active exploration and production company.

Capitalization and Financial Resources

As at September 30, 2003 the Trust had a working capital deficiency of $4.5 million compared with working capital of $6.5 million as at June 30, 2003. This $11.0 million reduction in working capital is attributable to the $5.1 million cash balance of June 30, 2003 and a $6.1 million reduction in accounts receivable being applied to long term debt.

Bank debt outstanding at September 30, 2003 was $21.0 million compared with $34.0 million at June 30, 2003. Focus has a $70.0 million revolving term credit facility with a Canadian financial institution, secured by the Trust's oil and gas properties. The current credit facility revolves until May 31, 2004.

Long term debt plus working capital was $25.5 million at September 30, 2003 compared with $27.5 million at June 30, 2003 and $36.5 million at December 31, 2002. This reduction in net debt reflects Focus maintaining a balance between cash flow from operations compared to distributions and the capital program for field operations, and the financing benefit of Exchangeable Shares.

The Trust benefits from the retention of cash related to Exchangeable Shares. The holders of Exchangeable Shares do not receive monthly cash distributions, but instead have an adjustment each month to the Exchange Ratio based on the distribution paid on Trust Units. At October 31st, there were 3,979,068 Exchangeable Shares outstanding. The conversion of Exchangeable Shares into units is at the sole discretion of the holders of the Exchangeable Shares.

Capitalization Table

| ($ thousands except per unit and percent amounts) | Sept 30, 2003 | Jun 30, 2003 | Dec 31, 2002 |
|---|---|---|---|
| Long term debt | $21,000 | $34,000 | $51,801 |
| Less: Working capital (deficiency) | (4,520) | 6,455 | 15,267 |

| | | | |
|---|---|---|---|
| Net debt | $25,520 | $27,545 | $36,534 |
| Units outstanding and issuable for Exchangeable Shares | 31,667 | 31,493 | 28,966 |
| Market price at end of period | $13.46 | $12.09 | $10.15 |
| Market capitalization | $426,238 | $380,750 | $294,005 |
| Total capitalization | $451,758 | $408,295 | $330,539 |
| Net debt as a percentage of total capitalization | 6% | 7% | 11% |
| Cash flow (annualized) | $64,905 | $66,958 | $52,946 |
| Net debt to annualized cash flow | 0.39 | 0.41 | 0.69 |

Cash Flow Reconciliation

| ($ thousands except per unit and percent amounts) | Three Months Ended Sept 30, 2003 | Per Unit | Nine Months Ended Sept 30, 2003 | Per Unit |
|---|---|---|---|---|
| Cash flow from operations | $ 15,200 | $ 0.48 | $ 48,679 | $ 1.62 |
| Less: Reclamation fund contributions | (669) | $ (0.02) | (870) | $ (0.03) |
| Less: Distributions calculated for Units and Exchangeable Shares | (13,285) | $ (0.42) | (37,442) | $ (1.245) |
| Plus: Distributions on FTX not paid in cash | 2,320 | | 7,887 | |
| | 3,566 | | 18,254 | |
| Capital expenditures - field operations | (2,796) | $ (0.09) | (12,060) | $ (0.40) |
| Applied to debt | $ 770 | | $ 6,194 | |
| Payout ratio - per Unit including Exchangeable Shares | 87% | | 77% | |
| Payout ratio - per Unit excluding Exchangeable Shares | 72% | | 61% | |

Cash Distributions

Focus has declared $1.245 of cash distributions to Unitholders with respect to production and operations of January to September 2003. Cash flow from operations during this same period was $1.62 per Unit. On a per unit basis, cash distributions represented 77% of cash flow from operations.

Focus Energy Trust announces its distribution policy on a quarterly basis, and actual amount of the cash distribution is dependent on the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow as determined by the Board of Directors. On October 15, 2003, Focus announced a distribution policy for the fourth quarter of 2003 with estimated monthly distributions of $0.14 per trust unit on each of November 17, December 15 and January 15. The distribution

policy incorporates the withholding of approximately 15 to 20 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long term.

Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income. Of the $1.355 per unit distributed from January 1 to November 17, 2003, $0.153 was accrued in the calculation of 2002 taxable income.

| Ex-Distribution Date | Record Date | Distribution Payment Date | Total Distribution |
|---|---|---|---|
| December 27, 2002 | December 31, 2002 | January 15, 2003 | $0.11 |
| January 29, 2003 | January 31, 2003 | February 17, 2003 | $0.135 |
| February 26, 2003 | February 28, 2003 | March 17, 2003 | $0.135 |
| March 27, 2003 | March 31, 2003 | April 15, 2003 | $0.135 |
| April 28, 2003 | April 30, 2003 | May 15, 2003 | $0.14 |
| May 28, 2003 | May 31, 2003 | June 16, 2003 | $0.14 |
| June 26, 2003 | June 30, 2003 | July 15, 2003 | $0.14 |
| July 29, 2003 | July 31, 2003 | August 15, 2003 | $0.14 |
| August 27, 2003 | August 31, 2003 | September 15, 2003 | $0.14 |
| September 26, 2003 | September 30, 2003 | October 15, 2003 | $0.14 |
| October 29, 2003 | October 31, 2003 | November 17, 2003 | $0.14 |
| November 26, 2003 | November 30, 2003 | December 15, 2003 | $0.14 |
| December 29, 2003 | December 31, 2003 | January 15, 2004 | $0.14 ((x)) |

((x)) estimated and are subject to change

The Exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable shares and the cash flow related to the Exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures. On August 23, 2002 with the formation of the Trust, the exchange ratio was one Focus Energy Trust Unit for one Exchangeable Share. The exchange ratio increased to 1.03291 as at December 31, 2002 and 1.13623 as at September 30, 2003. Effective November 17, 2003 the exchange ratio is 1.15722 Focus Energy Trust Units for one Exchangeable Share.

Consolidated Balance Sheets

| | September 30, 2003 | December 31, 2002 |
|---|---|---|
| | (unaudited) | (Notes 1 and 3) |
| ASSETS | | (audited) |
| Current assets | | |
| Cash and cash equivalents | $ 736,846 | $ 14,705,034 |
| Accounts receivable | 16,990,512 | 24,485,558 |
| Prepaid expenses | 806,358 | 1,081,605 |
| | 18,533,716 | 40,272,197 |
| Capital assets | 172,086,798 | 158,299,726 |
| Reclamation fund | 870,000 | - |

| | | |
|---|---|---|
| | $ 191,490,514 | $ 198,571,923 |

LIABILITIES

| | | |
|---|---|---|
| Current | | |
| Accounts payable and accrued liabilities | $ 18,913,101 | $ 19,805,189 |
| Cash distributions payable | 3,764,537 | 3,846,991 |
| Commodity contract | 376,007 | 1,353,067 |
| | 23,053,645 | 25,005,247 |
| Long term debt (note 4) | 21,000,000 | 51,801,000 |
| Provision for site restoration and abandonment | 2,842,363 | 2,343,734 |
| Future income taxes (note 10) | 41,167,953 | 42,633,486 |
| | 88,063,961 | 121,783,467 |
| UNITHOLDERS' EQUITY | | |
| Unitholders' capital (note 5) | 61,614,034 | 33,908,902 |
| Exchangeable shares (note 5) | 7,018,565 | 9,628,379 |
| Accumulated income | 75,364,240 | 44,348,355 |
| Accumulated cash distributions | (40,570,286) | (11,097,180) |
| | 103,426,553 | 76,788,456 |
| | $ 191,490,514 | $ 198,571,923 |

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Consolidated Statements of Income and Accumulated Income
(unaudited)

| | Three Months Ended, September 30, 2003 | Three Months Ended, September 30, 2002 (Note 1) | Nine Months Ended, September 30, 2003 | Nine Months Ended, September 30, 2002 (Note 1) |
|---|---|---|---|---|
| Revenue | | | | |
| Production revenue | $ 26,739,787 | $ 25,869,262 | $ 85,100,459 | $ 90,170,429 |
| Royalties | (6,702,914) | (6,511,371) | (24,142,229) | (21,103,141) |
| Facility income | 514,040 | 57,876 | 1,990,418 | 964,526 |

| | | | | |
|---|---|---|---|---|
| Interest income | 18,171 | - | 62,462 | - |
| | 20,569,084 | 19,415,767 | 63,011,110 | 70,031,814 |
| Expenses | | | | |
| Production | 2,729,457 | 3,266,210 | 7,819,050 | 10,614,592 |
| Technical Services Agreement | - | 451,613 | 2,100,000 | 451,613 |
| General and administrative | 977,354 | 1,013,736 | 2,256,681 | 2,511,153 |
| Interest and financing | 283,667 | 562,441 | 1,148,416 | 1,754,605 |
| Depletion and depreciation | 6,175,121 | 7,397,608 | 18,347,509 | 20,820,714 |
| Provision for site restoration and abandonment | 163,249 | 289,799 | 498,629 | 1,068,426 |
| Reorganization expenses (note 3) | - | 12,717,078 | - | 12,717,078 |
| | 10,328,848 | 25,698,485 | 32,170,285 | 49,938,181 |
| Income (loss) before income and other taxes | 10,240,236 | (6,282,718) | 30,840,825 | 20,093,633 |
| Income and other taxes | | | | |
| Future income tax expense | 585,114 | 2,600,326 | 885,076 | (7,639,713) |
| Current and large corporations tax | (217,821) | (1,172,626) | (710,016) | (1,802,438) |
| | 367,293 | 1,427,700 | 175,060 | (9,442,151) |
| Net income (loss) for the period | 10,607,529 | (4,855,018) | 31,015,885 | 10,651,482 |
| Accumulated income, beginning of period | 64,756,711 | 67,182,590 | 44,348,355 | 51,676,090 |
| Transfer of assets and liabilities pursuant to Plan of Arrangement (note 3) | | (33,200,787) | | (33,200,787) |

| | | | | |
|---|---|---|---|---|
| Accumulated income, end of period | $ 75,364,240 | $ 29,126,785 | $ 75,364,240 | $ 29,126,785 |

| | | | | |
|---|---|---|---|---|
| Net income per Unit Basic and diluted | $ 0.33 | $ (0.17) | $ 1.03 | $ 0.38 |

Consolidated Statements of Cash Flows
(unaudited)

| | Three Months Ended, September 30, | | Nine Months Ended, September 30, | |
|---|---|---|---|---|
| | 2003 | 2002 (Note 1) | 2003 | 2002 (Note 1) |
| Operating activities | | | | |
| Net income for the period | $ 10,607,529 | $ (4,855,018) | $ 31,015,885 | $ 10,651,482 |
| Add non-cash items: | | | | |
| Non-cash general and administ-rative expenses | 201,526 | - | 674,844 | - |
| Unrealized gain on commodity contract | (1,362,622) | - | (977,060) | - |
| Depletion and depreci-ation | 6,175,121 | 7,397,608 | 18,347,509 | 20,820,714 |
| Provision for site restoration and abandonment | 163,249 | 289,799 | 502,958 | 1,068,426 |
| Future income tax expense (reduction) | (585,114) | (2,600,326) | (885,076) | 7,639,713 |
| Cash flow from operations | 15,199,725 | 232,063 | 48,679,060 | 40,180,335 |
| Actual site restoration paid | - | (6,245) | (4,329) | (6,647) |
| Net change in non-cash | | | | |

| | | | | |
|---|---|---|---|---|
| working capital items | 8,352,210 | 4,543,869 | 8,932,978 | (8,301,355) |
| | 23,551,935 | 4,769,687 | 57,607,709 | 31,872,333 |
| Financing activities | | | | |
| Proceeds from issue of Trust Units (net of costs) | - | - | 23,839,500 | - |
| Issue of Exchangeable Shares | - | 999,990 | - | 999,990 |
| Proceeds from exercise of stock options | - | 2,574,835 | - | 3,019,428 |
| Increase (decrease) in long term debt | (13,000,000) | 7,660,672 | (30,801,000) | 18,167,828 |
| Cash distri-butions | (10,964,551) | (2,357,207) | (29,555,560) | (2,357,207) |
| | (23,964,551) | 8,878,290 | (36,517,060) | 19,830,039 |
| Investing activities | | | | |
| Capital asset additions | (2,795,810) | (6,101,322) | (12,059,598) | (36,473,521) |
| Acquisitions | (13,465) | - | (22,033,652) | - |
| Proceeds on disposal of capital assets | - | - | 1,958,669 | - |
| Reclamation fund contributions | (669,000) | - | (870,000) | - |
| Net change in non-cash working capital items | (434,667) | (946,509) | (2,054,256) | (8,628,705) |
| | (3,912,942) | (7,047,831) | (35,058,837) | (45,102,226) |
| Increase in cash and cash equivalents during the period | (4,325,558) | 6,600,146 | (13,968,188) | 6,600,146 |
| Cash and cash equivalents, beginning | 5,062,404 | - | 14,705,034 | - |
| Cash and | | | | |

| | | | | |
|---|---|---|---|---|
| cash equivalents, ending | $ 736,846 | $ 6,600,146 | $ 736,846 | $ 6,600,146 |
| Supplementary cash flow information | | | | |
| Cash income taxes paid | $ - | $ - | $ - | $ - |
| Cash interest paid | $ 265,269 | $ 1,105,024 | $ 487,324 | $ 1,749,088 |

Notes to Consolidated Financial Statements

September 30, 2003 and 2002 (unaudited)

1. STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a wholly-owned subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

Prior to the implementation of the Plan of Arrangement on August 23, 2002, the consolidated financial statements included the accounts of the Storm Energy Inc. and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc. The consolidated financial statements of Focus Energy Trust include the accounts of the Trust, its subsidiaries (the Company and FET Gas Production Ltd.), and its share of a partnership. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and, except as outlined below, are consistent with the accounting policies set out in the 2002 Annual Report of Focus Energy Trust.

2. SUMMARY OF ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies as the most recent annual financial statements. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2002 Annual Report.

3. TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd. certain assets on August 23, 2002 being producing and exploratory oil and

gas properties, administrative assets and working capital, and an allocation of long term debt. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

| | |
|---|---|
| Petroleum and natural gas properties and equipment | $49,739,821 |
| Office furniture and equipment | 348,714 |
| Leasehold improvements | 37,454 |
| Net working capital | 1,575,566 |
| Future income tax asset | 191,551 |
| Total assets transferred | 51,893,106 |
| Long term debt | 24,292,399 |
| Provision for site restoration and abandonment | 1,067,731 |
| Net assets transferred and reduction in retained earnings | $26,532,976 |

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

4. LONG TERM DEBT

The Company has a revolving term facility with a Canadian financial institution. The Company has $70 million available under this facility. Advances bear interest at the bank's prime rate. The facility is subject to annual review by the bank and if certain conditions are not met the facility becomes a two year term loan with the first repayment due within 366 days. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

5. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

| Total Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares) | Number of Units | Consideration |
|---|---|---|
| Trust Units outstanding (i) (see (a) below) | 26,889,552 | $61,614,034 |
| Trust Units issuable on conversion of Exchangeable Shares (ii) (see (b) below) | 4,777,243 | 7,018,565 |
| Balance as at September 30, 2003 | 31,666,795 | $68,632,599 |

i. An unlimited number of Trust Units may be issued pursuant to the Trust Indenture.

ii. The exchange ratio at September 30, 2003 was 1.13623 Trust Units for each Exchangeable Share.

| (a) Trust Units of Focus Energy Trust | Number of Units | Consideration |
|---|---|---|
| Balance as at December 31, 2002 | 22,804,905 | $33,908,902 |
| Issued on conversion of Exchangeable Shares (i) | 1,925,012 | 2,609,814 |
| Issued pursuant to the Executive Bonus Plan (ii) | 59,635 | 675,361 |
| Issued pursuant to new Trust Unit | | |

| | | |
|---|---|---|
| Offering | 2,100,000 | 24,419,957 |
| Balance as at September 30, 2003 | 26,889,552 | $61,614,034 |

i. Issued on conversion of Exchangeable Shares with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.

ii. Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

| (b) Exchangeable Shares of FET Resources Ltd. | Number of Shares | Consideration |
|---|---|---|
| Balance as at December 31, 2002 | 5,964,335 | $ 9,628,379 |
| Exchanged for Trust Units (i) | (1,759,867) | (2,609,814) |
| Balance as at September 30, 2003 | 4,204,468 | $ 7,018,565 |

i. Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to September 30, 2003, a total of 1,759,867 Exchangeable Shares were converted into 1,925,012 Trust Units at exchange ratios prevailing at the time. The exchange ratio at the time of issuance on August 23, 2002 was one Trust Unit for each Exchangeable Share. At September 30, 2003, the exchange ratio was 1.13623 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

6. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Rights Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares.

The initial exercise price of rights granted under the Rights Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any

future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

| | Number of Rights | Weighted Average Exercise Price |
|---|---|---|
| Granted | 643,000 | $10.84 |
| Reduction of exercise price for aggregate distributions | | (0.99) |
| Balance as at September 30, 2003 | 643,000 | $ 9.85 |

A summary of the plan as at September 30, 2003 is as follows:

| Exercise Price at Grant Date | Adjusted Exercise Price | Number of Rights Outstanding | Remaining Contractual Life of Right (years) | Number of Rights Exercisable |
|---|---|---|---|---|
| $ 9.62 | $ 8.08 | 280,000 | 3.94 | 70,000 |
| $ 10.10 | $ 8.89 | 40,000 | 4.22 | - |
| $ 10.87 | $ 9.90 | 40,000 | 4.37 | - |
| $ 11.54 | $ 10.84 | 6,000 | 4.60 | - |
| $ 12.08 | $ 11.66 | 264,000 | 4.77 | - |
| $ 14.26 | $ 14.12 | 8,000 | 4.92 | - |
| $ 13.61 | $ 13.47 | 5,000 | 4.96 | - |
| $ 10.84 | $ 9.85 | 643,000 | 4.35 | 70,000 |

The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost, if any, over the vesting period. As the exercise price of the rights granted approximates the market price of the Trust Units at the date of grant, no compensation cost has been recognized in the statement of income.

As previously stated, the exercise price of the rights granted under the Rights Plan may be reduced in future periods in accordance with the terms of the Rights Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, the purchase and sale of capital assets, and debt repayment. Therefore, it is not possible to determine a fair value for the rights granted under the Rights Plan.

As it is not possible to determine the fair value of rights granted under the Rights Plan, compensation cost for pro forma disclosure purposes has been determined based on the amount that the market price of the Trust Units exceeds the exercise price at the date of the financial statements. For the quarter and nine months ended September 30, 2003, net income would be reduced by approximately $712,000 ($0.03 per Trust Unit) and $1,464,000 ($0.05 per Trust Unit), respectively, for the estimated compensation cost associated with the Rights Plan.

7. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at September 30, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment to the Trust of $231,895.

| Financial Contracts | Daily Quantity | Contract Price | Price Index | Term |
|---|---|---|---|---|
| Crude oil - fixed price | 500 bbls | $ 41.80 Cdn | WTI | September 2003 - August 2004 |
| | 900 bbls | $ 35.63 Cdn | WTI | September 2003 - December 2004 |
| Natural gas - fixed price | 3,000 MMBTU | $ 5.02 Cdn | Sumas | October 2002 - October 2003 |
| | 7,000 MMBTU | $ 5.18 Cdn | Sumas | November 2002 - October 2003 |
| Natural Gas - costless collar | 5,000 GJ | $5.56-6.75 Cdn | AECO | April 2003 - October 2003 (excl July) |
| | 6,420 GJ | $5.75-8.03 Cdn | AECO | November 2003 - March 2004 |
| Natural gas - floor(i) | 8,420 GJ | $ 4.75 Cdn | AECO | April 2003 - October 2003 |

i. relates to natural gas ceiling described below

The following natural gas ceiling commodity contract is recorded on a mark to market basis as the contract does not represent an effective hedge. A liability of $376,007 is recorded on the consolidated balance sheet at September 30, 2003:

| Financial Contract | Daily Quantity | Contract Price | Price Index | Term |
|---|---|---|---|---|
| April 2003 - Natural gas - ceiling | 8,420 GJ | $4.90 Cdn | AECO | April 2003 - October 2003 |

8. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at September 30, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment to the Trust of approximately $3,619,414.

| Physical Contracts | Daily Quantity | Contract Price | Price Index | Term |
|---|---|---|---|---|
| Natural gas - fixed price | 5,000 MMBTU | $ 8.21 Cdn | Sumas | November 2003 - March 2004 |
| | 5,000 GJ | $ 7.21 Cdn | AECO | November 2003 - March 2004 |
| | 5,000 GJ | $ 6.11 Cdn | AECO | November 2003 - October 2004 |
| | 6,000 GJ | $ 5.20 Cdn | AECO | April 2004 - October 2004 |

---------------------------------------------------------------------
---------------------------------------------------------------------

9. PER UNIT AMOUNTS

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan. Net income per unit is as follows:

| | Three Months Ended, September 30, | | Nine Months Ended, September 30, | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Net income | | | | |
| Basic & diluted | $ 0.33 | $ (0.17) | $ 1.03 | $ 0.38 |

>>

i Basic per unit calculations are based on the weighted average number of Trust Units outstanding in 2003 of 31,630,593 for the quarter ended September 30, 2003 (28,187,567 trust units or common shares in 2002) and 30,073,947 for the nine months ended September 30, 2003 (28,030,061 trust units or common shares in 2002) which includes outstanding Exchangeable Shares converted at the quarter-end exchange ratio.

ii Diluted calculations include additional Trust Units in 2003 of 163,587 for the quarter ended September 30, 2003 and 105,242 for the nine months ended September 30, 2003 for the dilutive impact of the Rights Plan. There were no adjustments to net income in calculating dilutive per unit amounts.

10. INCOME TAX

In June 2003, the Federal Government introduced legislation to reduce the general corporate income tax rate on income from resource activities from 28% to 21% and for the elimination of the existing 25% resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid all over a five year period. As a result of these changes, as well as a reduction in the Alberta corporate income tax rate from 13% to 12.5%, the expected future income tax rate is 37% compared to 42% at December 31, 2002.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength.

Forward-Looking Statements - Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking

statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer or William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 17:48e 20-NOV-03

# NEWS RELEASE

## FOCUS ENERGY TRUST ANNOUNCES COMPLETION OF ARRANGEMENT

**Calgary, August 27, 2002** — Focus Energy Trust ("Focus") (FET.UN — TSX) announces today that the previously announced Plan of Arrangement involving Storm Energy Inc., Storm Energy Ltd., FET Resources Ltd. ("FET") and Focus was made effective on August 23, 2002. Focus anticipates that its trust units will commence trading on the Toronto Stock Exchange on Thursday, August 29, 2002 under the symbol FET.UN and the Exchangeable Shares of FET will also commence trading on that day under the symbol FTX.

In accordance with the Plan of Arrangement, 20,889,039 Focus Energy Trust Units and 7,706,263 Exchangeable Shares of FET have been issued. The aggregate number of issued Focus Units and the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares of FET is 28,595,302 (collectively, the "Total Units"). The estimated net debt of Focus at August 23rd is approximately $42 million.

Focus also announces that the Board of Directors of FET has established a distribution policy of monthly distributions of $0.11 per trust unit for the remainder of 2002 and has declared a distribution of $0.11 per trust unit to be paid on October 15, 2002 in respect of September production, for unitholders of record on September 30, 2002. The ex-distribution date is September 26, 2002. This distribution policy incorporates the withholding of approximately 15 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long-term. Based upon the current forward market for commodity prices, this level of cash distribution would be maintained through the remainder of 2002 as follows:

| Record Date | Ex-Distribution Date | Distribution Date | Distribution per Unit |
|---|---|---|---|
| September 30 | September 26 | October 15 | $0.11 |
| October 31 | October 29 | November 15 | $0.11 (*) |
| November 30 | November 27 | December 15 | $0.11 (*) |
| December 31 | December 27 | January 15 | $0.11 (*) |

(*) Estimates based upon current market outlook and are subject to change.

The Exchangeable Shares of FET are convertible into trust units of Focus based on the exchange ratio, which will be adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares. Application has been made to the Toronto Stock Exchange for listing of the Exchangeable Shares of FET, and the listing is subject to regulatory approval.

Focus Energy Trust is a natural gas weighted energy trust created through the re-organization of Storm Energy Inc.

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

## MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

Focus Energy Trust ("Focus") and FET Resources Ltd. ("FET")

2. **Date of Material Change:**

August 27, 2002 and August 29, 2002

3. **News Release**

A press release disclosing the details outlined in this Material Change Report was issued by Focus from Calgary, Alberta on August 27, 2002 and disseminated through the facilities of Canada NewsWire Limited and would have been received by the securities commissions where Focus and FET. are "reporting issuers" and the stock exchanges on which the securities of Focus and FET are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

Focus announced on August 27, 2002 that it anticipated that its trust units would commence trading on the Toronto Stock Exchange on Thursday, August 29, 2002 under the symbol FET.UN and the Exchangeable Shares of FET would commence trading on that day under the symbol FTX as a result of the completion of the previously announced plan of arrangement involving Storm Energy Inc., Storm Energy Ltd., FET and Focus which was made effective on August 23, 2002. The trust units of Focus and the Exchangeable Shares of FET commenced trading on August 29, 2002.

Focus also announces that the Board of Directors of FET has established a distribution policy of monthly distributions of $0.11 per trust unit for the remainder of 2002 and has declared a distribution of $0.11 per trust unit to be paid on October 15, 2002 in respect of September production, for unitholders of record on September 30, 2002. The ex-distribution date is September 26, 2002. This distribution policy incorporates the withholding of approximately 15 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long-term. Based upon the current forward market for commodity prices, this level of cash distribution would be maintained through the remainder of 2002 as follows:

| Record Date | Ex-Distribution Date | Distribution Date | Distribution per Unit |
|---|---|---|---|
| September 30 | September 26 | October 15 | $0.11 |
| October 31 | October 29 | November 15 | $0.11 (*) |
| November 30 | November 27 | December 15 | $0.11 (*) |
| December 31 | December 27 | January 15 | $0.11 (*) |

(*) Estimates based upon current market outlook and are subject to change.

5. **Full Description of Material Change:**

Focus announced on August 27, 2002 that it anticipated that its trust units would commence trading on the Toronto Stock Exchange on Thursday, August 29, 2002 under the symbol FET.UN and the Exchangeable Shares of FET would commence trading on that day under the symbol FTX

as a result of the completion of the previously announced plan of arrangement involving Storm Energy Inc., Storm Energy Ltd., FET and Focus which was made effective on August 23, 2002. The trust units of Focus and the Exchangeable Shares of FET commenced trading on August 29, 2002.

Focus also announces that the Board of Directors of FET has established a distribution policy of monthly distributions of $0.11 per trust unit for the remainder of 2002 and has declared a distribution of $0.11 per trust unit to be paid on October 15, 2002 in respect of September production, for unitholders of record on September 30, 2002. The ex-distribution date is September 26, 2002. This distribution policy incorporates the withholding of approximately 15 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long-term. Based upon the current forward market for commodity prices, this level of cash distribution would be maintained through the remainder of 2002 as follows:

| Record Date | Ex-Distribution Date | Distribution Date | Distribution per Unit |
|---|---|---|---|
| September 30 | September 26 | October 15 | $0.11 |
| October 31 | October 29 | November 15 | $0.11 (*) |
| November 30 | November 27 | December 15 | $0.11 (*) |
| December 31 | December 27 | January 15 | $0.11 (*) |

(*) Estimates based upon current market outlook and are subject to change.

In accordance with the plan of arrangement, 20,889,039 Focus Trust Units and 7,706,263 Exchangeable Shares of FET were issued. The aggregate number of issued Focus Units and the number of Focus Trust Units which may be issued on the exchange of the outstanding Exchangeable Shares of FET is 28,595,302 (collectively, the "Total Units"). The estimated net debt of Focus at August 23rd is approximately $42 million.

The Exchangeable Shares of FET are convertible into Focus Trust Units based on the exchange ratio, which will be adjusted monthly to reflect the distribution paid on the Focus Trust Units. Cash distributions are not paid on the Exchangeable Shares.

Focus is a natural gas weighted energy trust created through the re-organization of Storm Energy Inc. A full description of Focus is set forth in Appendix "A" to this material change report and a full description of FET is set forth in Appendix "B", which should be read together with the Glossary of Terms set forth in Appendix "C".

**6. Reliance on Confidentiality Provisions:**

Not Applicable

**7. Omitted Information:**

Not Applicable

**8. Senior Officers:**

For further information, please contact Derek W. Evans, President and Chief Executive Officer or William D. Ostlund, Vice President Finance and Chief Financial Officer, at 3250, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone (403) 781-8409.

**9. Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

DATED September 5, 2002, at the City of Calgary, in the Province of Alberta.

*"William D. Ostlund"*
William D. Ostlund
Vice President Finance and Chief Financial Officer

cc: Toronto Stock Exchange

## APPENDIX "A"

## THE TRUST

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7. The Trust was established to:

- investing in shares of AcquisitionCo and acquiring the Common Shares and the Notes pursuant to the Arrangement;
- acquiring the net profits interest under the NPI Agreement;
- acquiring or investing in other securities of AmalgamationCo and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- disposing of any part of the property of the Trust, including, without limitation, any securities of AmalgamationCo;
- temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other Permitted Investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and
- paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the interest received on the principal amount of Notes and under the NPI Agreement. The Trust expects to make monthly cash distributions to Trust Unitholders (commencing October 15, 2002, assuming the Effective Date is August 23, 2002 and assuming a Distribution Record Date of September 30, 2002) of the interest income earned from the Notes and the income earned under the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units. See "*Information Concerning the Trust - Cash Distributions*".

## TRUST UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "*Redemption Right*") and to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either AmalgamationCo or the Trust. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from AmalgamationCo and the ability of AmalgamationCo to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

**The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.**

## SPECIAL VOTING RIGHTS

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by AmalgamationCo or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Trust Unitholders as may be prescribed by the board of directors of AmalgamationCo in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to vote at meetings of the Trust Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who receives Exchangeable Shares pursuant to the Arrangement. See Appendix J, "*Information Concerning AmalgamationCo - AmalgamationCo Share Capital*".

## TRUST UNITHOLDER LIMITED LIABILITY

The Trust Indenture provides that no Trust Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Trust Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Trust Unitholder from or arising as a result of such Trust Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Trust Indenture, Trust Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Trust Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities, and all of the business operations currently carried on by Storm will be carried on by AmalgamationCo directly or indirectly.

The activities of the Trust and its wholly-owned subsidiary, AmalgamationCo, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of AmalgamationCo and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Trust Unitholders personally.

## ISSUANCE OF TRUST UNITS

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the board of directors of AmalgamationCo may determine. The Indenture also provides that AmalgamationCo may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as AmalgamationCo may determine.

## CASH DISTRIBUTIONS

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the Notes to make capital expenditures to develop the business of AmalgamationCo with a view to enhancing AmalgamationCo's cash flow from operations.

The initial cash distribution for the period from the Effective Date of the Arrangement to September 30, 2002 payable to Trust Unitholders of record on September 30, 2002 is expected to be made on or before October 15, 2002. It is expected that essentially all of the cash distributions to Trust Unitholders will be taxed as ordinary income.

Thereafter, it is expected that cash distributions will be made on the 15th day of each month to Trust Unitholders of record on the immediately preceding Distribution Record Date.

## REDEMPTION RIGHT

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Trust Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $250,000; provided that, the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (i) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount

equal to any such shortfall, which promissory notes, (herein referred to as "Redemption Notes") shall have terms and conditions substantially identical to those of the Notes.

If at the time Trust Units are tendered for redemption by a Trust Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which AmalgamationCo considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Trust Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by AmalgamationCo as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes or Redemption Notes which may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes or Redemption Notes. Notes or Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

## NON-RESIDENT TRUST UNITHOLDERS

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Trust Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions. If at any time the Trust, becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trust shall take such action as may be necessary to carry out the intentions evidenced herein. For the purposes of this Section, "Non-Residents" means non-residents of Canada within the meaning of the Tax Act.

## MEETINGS OF TRUST UNITHOLDERS

The Trust Indenture provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the directors of AmalgamationCo and the appointment of the auditors of the Trust.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders in accordance with the requirements of applicable laws.

## EXERCISE OF VOTING RIGHTS ATTACHED TO SHARES OF AMALGAMATIONCO

The Trust Indenture prohibits the Trustee from voting the shares of AmalgamationCo with respect to (i) the election of directors of AmalgamationCo, (ii) the appointment of auditors of AmalgamationCo or (iii) the approval of AmalgamationCo's financial statements, except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders. The Trustee is also prohibited from voting the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of AmalgamationCo, except in conjunction with an internal reorganization of the direct or indirect assets of AmalgamationCo as a result of which either AmalgamationCo or the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of AmalgamationCo with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving AmalgamationCo except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of AmalgamationCo to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of AmalgamationCo to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of AmalgamationCo's shares in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

## TRUSTEE

Valiant Trust Company is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Trust Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Trust Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Trust Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

## DELEGATION OF AUTHORITY, ADMINISTRATION AND TRUST GOVERNANCE

The board of directors of AmalgamationCo has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to AmalgamationCo responsibility for any and all matters relating to the following: (i) an Offering; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

## LIABILITY OF THE TRUSTEE

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of AmalgamationCo, or any other person to whom the Trustee has, with the consent of AmalgamationCo, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by AmalgamationCo to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, willful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

## AMENDMENTS TO THE TRUST INDENTURE

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Trust Unitholders, amend the Trust Indenture for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 13296) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for the interests of Trust Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby; and
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby.

## TAKE-OVER BID

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

## TERMINATION OF THE TRUST

The Trust Unitholders may vote to terminate the Trust at any meeting of the Trust Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than

20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Trust Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Trust Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Trust Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Trust Unitholders in accordance with their Pro Rata Share.

## REPORTING TO TRUST UNITHOLDERS

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Trust Unitholders and the unaudited interim financial statements of the Trust will be mailed to Trust Unitholders within the periods prescribed by securities legislation. The year end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

## CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at July 15, 2002 both before and after giving effect to the Arrangement.

| Designation | Authorized | As at July 15, 2002 before giving effect to the Arrangement(1) | As at July 15, 2002 after giving effect to the Arrangement(2) (3) |
|---|---|---|---|
| Revolving Credit Facility | | $nil | $45,120,000 |
| Exchangeable Shares | Unlimited | $nil<br>(nil shares) | $20,848,000<br>(9,000,000 shares) |
| Trust Units | Unlimited | $200<br>(1 Trust Unit) | $48,560,000<br>(20,962,759 Trust Units) |

Notes:

(1) The Trust was initially settled as of July 15, 2002.

(2) Assumes the issuance of 9,000,000 Exchangeable Shares pursuant to the Arrangement, which Exchangeable Shares are initially exchangeable into Trust Units on a one for one basis and thereafter exchangeable into Trust Units at the Exchange Ratio. The actual number of Trust Units outstanding after the Arrangement will depend upon the number of Exchangeable Shares which Securityholders elect to receive.

(3) Assumes that all of the existing Options are exercised for Common Shares.

## RISK FACTORS

**An investment in the Trust should be considered highly speculative due to the nature of the Trust's activities and the present stage of its development. The following is a summary of certain risk factors relating to the activities of the Trust and the ownership of Trust Units which prospective investors should carefully consider before making an investment decision relating to Trust Units or Exchangeable Shares. The risk factors listed below are in addition to the general risk factors set out in Appendix K, "*Information Concerning Storm Energy Inc. - Risk Factors*", which risk factors are incorporated, *mutatis mutandis*, by reference into this Appendix I. A prospective investor should consider carefully such all such risk factors. An investment in securities of the Trust should only be made by persons who can afford a significant or total loss of their investment.**

**Reserve Estimates**

The reserve and recovery information contained in the Paddock Trust Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by Paddock.

**Volatility of Oil and Natural Gas Prices**

The Trust's operational results and financial condition, will be dependent on the prices received by AmalgamationCo for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on AmalgamationCo's ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

**Changes in Legislation**

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

**Investment Eligibility**

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

**Operational Matters**

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to AmalgamationCo and possible liability to third parties. AmalgamationCo will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. AmalgamationCo may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of AmalgamationCo or its subsidiaries to certain properties. Such circumstances could impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

**Environmental Concerns**

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of AmalgamationCo or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on AmalgamationCo. Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

**Debt Service**

AmalgamationCo may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AmalgamationCo may impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by AmalgamationCo of its obligations under the Notes or the NPI Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over substantially all of the assets of AmalgamationCo. If AmalgamationCo becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of AmalgamationCo.

**Delay in Cash Distributions**

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to AmalgamationCo, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

**Taxation of AmalgamationCo**

AmalgamationCo is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. During the period that Exchangeable Shares issued by AmalgamationCo are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. AmalgamationCo intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resouce pools, undepreciated capital cost ("UCC") and non-capital losses carried forward from Storm, if any, plus resource pools and UCC created by capital expenditures of AmalgamationCo. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of AmalgamationCo, then cash taxes would be payable by AmalgamationCo. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against AmalgamationCo, it could materially adversely affect the amount of distributable cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholder in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

**Depletion of Reserves**

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. AmalgamationCo will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, AmalgamationCo's initial production levels and reserves will decline.

AmalgamationCo's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on AmalgamationCo's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, AmalgamationCo's reserves and production will decline over time as reserves are exploited.

**Net Asset Value**

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

**Residual Liabilities of Storm**

Pursuant to the Arrangement, AmalgamationCo will be the corporation resulting from the amalgamation of AcquisitionCo and Storm. As a result, AmalgamationCo will own, directly or indirectly, all of the assets of Storm other than the ExploreCo Assets, which will be transferred to ExploreCo coincident with the Arrangement becoming effective. Although ExploreCo will assume all of the liabilities of Storm relating to the ExploreCo Assets, as the successor entity to Storm AmalgamationCo will retain all other liabilities of Storm, including liabilities relating to corporate and income tax matters.

**Return of Capital**

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

**Nature of Trust Units**

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in AmalgamationCo. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in AmalgamationCo, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

**Unitholder Limited Liability**

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

## INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see Appendix K, "*Information Concerning Storm Energy Inc. - Industry Conditions*", which section is hereby incorporated, *mutatis mutandis*, by reference into this Appendix I.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 - 2nd Street S.W., Calgary, Alberta T2P 0S7.

Valiant Trust Company, at its principal office in Calgary, Alberta and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario is the transfer agent and registrar for the Trust Units.

APPENDIX "B"

## NOTICE TO READER

**Pursuant to the Arrangement, AmalgamationCo will be the corporation resulting from the amalgamation of AcquisitionCo and Storm. As a result, AmalgamationCo will own, directly or indirectly, all of the assets of Storm other than the ExploreCo Assets, which will be transferred to ExploreCo coincident with the Arrangement becoming effective. Although ExploreCo will assume all of the liabilities of Storm relating to the ExploreCo Assets, as the successor entity to Storm AmalgamationCo will retain all other liabilities of Storm, including liabilities relating to corporate and income tax matters. The disclosure in this Appendix has been prepared assuming that the Arrangement has become effective.**

## THE CORPORATION

AmalgamationCo will be the continuing corporation resulting from the amalgamation of AcquisitionCo and Storm pursuant to the Plan of Arrangement. The Trust will be the sole shareholder of AmalgamationCo. AmalgamationCo will continue to carry on an oil and natural gas business similar to that carried on by Storm prior to the Arrangement becoming effective. AmalgamationCo will own, directly or indirectly, all of the assets owned by Storm, other than those assets transferred to ExploreCo coincident with the Arrangement becoming effective. For further information on the Plan of Arrangement, see the section of the Information Circular entitled "*The Arrangement*".

The Exchangeable Shares to be issued in connection with the Arrangement have been conditionally approved for listing on the TSX subject to the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Listing will be subject to AmalgamationCo fulfilling all of the requirements of the TSX.

The head office of AmalgamationCo will be located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7 and its registered office will be located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

## GENERAL DEVELOPMENT OF THE BUSINESS

The oil and natural gas properties and related assets of AmalgamationCo consist of the assets of Storm, other than the ExploreCo Assets which will be transferred to ExploreCo coincident with the Arrangement becoming effective. Certain information relating to the oil and natural gas properties discussed in this Appendix is limited to the period of time during which Storm was the owner of such properties. Any information relating to periods prior to the effective date of such acquisitions is based upon publicly available information or the records of Storm. While Storm has no reason to believe that such information is not accurate, Storm can provide no assurance that such information is accurate.

## NARRATIVE DESCRIPTION OF THE BUSINESS

### Stated Business Objectives

Following the completion of the Plan of Arrangement, AmalgamationCo will be actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in the provinces of British Columbia and Alberta. The business plan of AmalgamationCo is to maximize returns to the Trust from AmalgamationCo's oil and natural gas properties and related assets. Where possible, AmalgamationCo will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, AmalgamationCo will rely on a number of factors, including: (i) the present value of the future revenue from such properties from the proved producing, total proved and established reserves, (ii) the amount of potential for additional reservoir development, (iii) whether sufficient infrastructure exists in the prospect to provide for increased activity, (iv) the cost of any potential development, (v) investments in properties that exhibit medium to long life reserves, and (vi) the ability of AmalgamationCo to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. **The board of directors of AmalgamationCo may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.**

**Description of Properties**

The following is a description of the oil and natural gas properties, plants, facilities and installations in which AmalgamationCo will have an interest following the completion of the Plan of Arrangement and that are material to AmalgamationCo's operations and exploration activities. The production numbers stated refer to AmalgamationCo's working interest share before deduction of Crown and freehold royalties. Reserve amounts are stated, before deduction of royalties, at June 1, 2002, based on escalating cost and price assumptions as evaluated in the Paddock Trust Report. See "*Narrative Description of the Business - Petroleum and Natural Gas Reserves*".

*Tommy Lakes, British Columbia*

AmalgamationCo's main natural gas producing area is located in the Tommy Lakes area of northeast British Columbia. Tommy Lakes is located approximately 130 kilometres south of Fort Nelson, British Columbia.

AmalgamationCo holds an average working interest of 52.9% in 38,722 (20,496 net) acres of developed land, 63 (34.6 net) producing natural gas wells and dehydration and natural gas processing facilities in Tommy Lakes. Storm initially acquired its interest in the Tommy Lakes area in November, 2000.

For the year ended December 31, 2001, Storm's production from the Tommy Lakes area averaged 9,906 Mcf/d of natural gas and 203 bbl/d of NGLs. This property is currently producing approximately 16,660 Mcf/d of natural gas and 360 bbls/d of NGLs. The Paddock Trust Report indicates that AmalgamationCo's interest in the Tommy Lakes property consists of 13,231 MBOE of total proven reserves and 14,908 MBOE of established reserves.

*Kotcho - Cabin, British Columbia*

AmalgamationCo's Kotcho - Cabin natural gas producing area is located approximately 80 kilometres northeast of Fort Nelson, British Columbia.

AmalgamationCo holds an average working interest of 75% in 4,759 (3,576 net) acres of developed land, three (2.1 net) producing natural gas wells and two dehydration facilities in the area. Storm initially acquired its interest in the Kotcho - Cabin area effective November, 1999.

For the year ended December 31, 2001, Storm's production from the Kotcho - Cabin area averaged 5,473 Mcf/d of natural gas. These properties are currently producing approximately 10,300 Mcf/d and the Paddock Trust Report indicates that AmalgamationCo's interest in these properties consists of 4,473 MBOE of total proven reserves and 5,224 MBOE of established reserves.

*Red Earth, Alberta*

AmalgamationCo's main oil producing properties and exploitation and development activities are focused in the Evi North, Evi West, Golden, Kitty, Loon, Ogston and Red Earth areas in the Red Earth project area, which is located approximately 125 kilometres northeast of the Town of Peace River in north central Alberta.

**All assets in these areas, except for Golden and Ogston, are held, indirectly, through the Partnership. AmalgamationCo has a forty (40%) percent interest in the Partnership. AmalgamationCo directly owns a 91.3% working interest in the Golden area and a 12.9% working interest at Ogston.**

AmalgamationCo has, directly and through the Partnership, an average working interest of 80.6% in 11,936 (9,630 net) acres of developed land, 111 (50.8 net) producing oil wells, 16 (8.5 net) non-producing oil well. In addition, AmalgamationCo will have access to ExploreCo facilities in the area for processing of its volumes of oil.

AmalgamationCo 's share of production (including production received through its interest in the Partnership) from the Red Earth area is currently approximately 2,784 BOE/D and the Paddock Trust Report indicates that AmalgamationCo's interest in these properties consists of 5,377 MBOE of total proven reserves and 5,842 MBOE of established reserves.

*Pouce Coupe, Alberta*

Located approximately 30 kilometres east of the Town of Dawson Creek, British Columbia, AmalgamationCo holds an average 46% working interest in 3,840 (1,760 net) acres of developed land, seven (3 net) producing natural gas

wells, two (1.3 net) non-producing natural gas wells and a gas compressor facility in the Pouce Coupe area of Alberta. The property currently produces natural gas from the Doig and Montney formations.

For the year ended December 31, 2001, Storm's production from the Pouce Coupe area averaged 2,958 Mcf/d of natural gas and 22 bbl/d of NGL. The Pouce Coupe property is currently producing approximately 443 BOE/D and the Paddock Trust Report indicates that AmalgamationCo's interest consists of 1,213 MBOE of total proven reserves and 1,467 MBOE of established reserves.

*Sylvan Lake, Alberta*

The Sylvan Lake area is located approximately 30 kilometres southwest of the City of Red Deer and consists of oil, natural gas and NGL production. Storm initially acquired its interest in the Sylvan Lake area effective October 1, 1999.

AmalgamationCo holds an average working interest of 36% in 6,420 (2,332 net) acres of developed land, nine (3.4 net) producing gas wells, two (1.75 net) producing oil wells and an operated oil treating facility in the Sylvan Lake area. AmalgamationCo is also the operator and 67% owner of a gas processing plant at Sylvan Lake which has the capacity to process 38 mmcf/d of natural gas and associated NGL and contributes third party processing income to AmalgamationCo.

For the year ended December 31, 2001, Storm's production from the Sylvan Lake area averaged 162 bbl/d of oil and NGL and 2,340 Mcf/d of natural gas. The Sylvan Lake property is currently producing approximately 478 BOE/D and the Paddock Trust Report indicates that AmalgamationCo's interest consists of 1,157 MBOE of total proven reserves and 1,264 MBOE of established reserves.

**The Partnership**

AmalgamationCo holds a forty (40%) percent interest in the Partnership. For a detailed description of the Partnership and the Redearth Assets, see Appendix H, "*Information Concerning ExploreCo*".

**Petroleum and Natural Gas Reserves**

The following tables, based on the Paddock Trust Report, summarize the oil, NGLs and natural gas reserves attributable to the oil and natural gas properties of AmalgamationCo and the present value of future net revenue for such reserves using escalated and constant price assumptions and costs as indicated. No estimate of salvage and abandonment costs was included in the Paddock Trust Report.

**All evaluations of future net production revenue set forth in the tables below are stated prior to the provision for income taxes, but after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments. It should not be assumed that the discounted future net production revenue estimated by the Paddock Trust Report represents the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the Paddock Trust Report. There is no assurance that the future price and cost assumptions used in the Paddock Trust Report will prove accurate and variances could be material.**

| | Petroleum and Natural Gas Reserves | | | | | |
|---|---|---|---|---|---|---|
| | Oil (Mstb) | | NGLs (Mstb) | | Gas (Mmcf) | |
| | Gross | Net | Gross | Net | Gross | Net |
| **Constant Pricing** | | | | | | |
| Proved Producing | 5,207 | 4,419 | 1,148 | 893 | 73,289 | 55,542 |
| Proved Non-Producing | 157 | 138 | 68 | 55 | 12,820 | 10,334 |
| Total Proved Developed | 5,364 | 4,557 | 1,216 | 948 | 86,109 | 65,876 |
| Total Proved Undeveloped | 151 | 119 | 573 | 459 | 27,867 | 20,822 |
| Total Proved | 5,515 | 4,676 | 1,789 | 1,407 | 113,976 | 86,698 |
| Probable | 1,003 | 849 | 432 | 343 | 30,743 | 23,327 |
| Total Proved Plus 50% Probable | 6,017 | 5,101 | 2,005 | 1,579 | 129,348 | 98,362 |
| **Escalated Pricing** | | | | | | |
| Proved Producing | 5,207 | 4,462 | 1,148 | 895 | 73,289 | 55,497 |
| Proved Non-Producing | 158 | 140 | 68 | 55 | 12,820 | 10,233 |
| Total Proved Developed | 5,365 | 4,602 | 1,216 | 950 | 86,109 | 65,730 |
| Total Proved Undeveloped | 151 | 120 | 573 | 458 | 27,867 | 20,823 |
| Total Proved | 5,516 | 4,722 | 1,789 | 1,408 | 113,976 | 86,553 |
| Probable | 1,002 | 859 | 432 | 343 | 30,743 | 23,298 |
| Total Proved Plus 50% Probable | 6,017 | 5,152 | 2,005 | 1,580 | 129,348 | 98,202 |

| | Present Value of Future Net Production Revenue ($M) | | | |
|---|---|---|---|---|
| | | Discounted at the rate of | | |
| | Undiscounted | 10% | 15% | 20% |
| **Constant Pricing** | | | | |
| Proved Producing | 318,538 | 212,464 | 183,951 | 163,075 |
| Proved Non-Producing | 31,527 | 18,128 | 14,623 | 12,113 |
| Total Proved Developed | 350,065 | 230,592 | 198,574 | 175,188 |
| Total Proved Undeveloped | 61,487 | 32,802 | 25,697 | 20,727 |
| Total Proved | 411,552 | 263,394 | 224,271 | 195,915 |
| Probable | 91,725 | 41,815 | 31,583 | 24,906 |
| Total Proved Plus 50% Probable | 457,415 | 284,302 | 240,063 | 208,368 |
| **Escalated Pricing** | | | | |
| Proved Producing | 316,807 | 208,109 | 179,653 | 159,004 |
| Proved Non-Producing | 31,992 | 17,941 | 14,368 | 11,833 |
| Total Proved Developed | 348,799 | 226,050 | 194,021 | 170,837 |
| Total Proved Undeveloped | 61,120 | 31,436 | 24,280 | 19,344 |
| Total Proved | 409,919 | 257,486 | 218,301 | 190,181 |
| Probable | 97,735 | 42,205 | 31,381 | 24,455 |
| Total Proved Plus 50% Probable | 458,787 | 278,589 | 233,992 | 202,409 |

Notes:

(1) "Gross" reserves are defined as the total remaining recoverable reserves owned, directly and indirectly, by AmalgamationCo before deduction of any royalties.

(2) "Net" reserves are defined as those accruing, directly and indirectly, to AmalgamationCo after Crown and freehold royalties have been deducted.

(3) "Proved" reserves are those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive

on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(4) "Proved Producing" reserves are those Proved reserves that are actually on production and could be recovered from existing wells or facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

(5) "Proved Non-Producing" reserves are those proved reserves that are not classified as producing.

(6) "Proved Undeveloped" reserves are those proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

(7) "Probable" reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery process which can be reasonably expected to be instituted in the future.

(8) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs. In the Paddock Trust Report operating costs are assumed to escalate at 2% per annum. Crude oil and natural gas base case prices as forecast by Paddock effective June 1, 2002 are as follows:

| | | | Crude Oil | | | | Natural Gas |
|---|---|---|---|---|---|---|---|
| Year | Inflation | Exchange Rate | WTI Cushing Oklahoma[(a)] | Light Sweet at Edmonton[(b)] | Medium at Hardisty[(c)] | Heavy at Hardisty[(d)] | Alberta Plant Gate Spot |
| | % | $Cdn/$US | $US/Bbl | $Cdn/Bbl | $Cdn/Bbl | $Cdn/Bbl | $Cdn/MMBTU |
| 2002 | 2.0 | 0.630 | 23.00 | 35.49 | 26.49 | 21.99 | 4.32 |
| 2003 | 2.0 | 0.640 | 22.00 | 33.33 | 26.33 | 21.33 | 4.30 |
| 2004 | 2.0 | 0.650 | 22.00 | 32.78 | 26.78 | 22.78 | 4.28 |
| 2005 | 2.0 | 0.650 | 22.44 | 33.44 | 27.32 | 23.24 | 4.41 |
| 2006 | 2.0 | 0.650 | 22.89 | 34.11 | 27.87 | 23.71 | 4.50 |
| 2007 | 2.0 | 0.650 | 23.35 | 34.79 | 28.42 | 24.18 | 4.59 |
| 2008 | 2.0 | 0.650 | 23.81 | 35.49 | 28.99 | 24.66 | 4.68 |
| 2009 | 2.0 | 0.650 | 24.29 | 36.20 | 29.57 | 25.16 | 4.77 |
| 2010 | 2.0 | 0.650 | 24.78 | 36.92 | 30.16 | 25.66 | 4.87 |
| 2011 | 2.0 | 0.650 | 25.27 | 37.66 | 30.77 | 26.17 | 4.97 |
| 2012 | 2.0 | 0.650 | 25.78 | 38.41 | 31.38 | 26.70 | 5.07 |
| 2013 | 2.0 | 0.650 | 26.29 | 39.18 | 32.01 | 27.23 | 5.17 |
| 2014 | 2.0 | 0.650 | 26.82 | 39.96 | 32.65 | 27.77 | 5.27 |
| 2015 | 2.0 | 0.650 | 27.35 | 40.76 | 33.30 | 28.33 | 5.38 |
| 2016 | 2.0 | 0.650 | 27.90 | 41.58 | 33.97 | 28.90 | 5.48 |

Notes:

(a) WTI prices estimated above represent NYMEX 30 day futures prices.

(b) 40° API, 0.3% S.

(c) 25.6° API, 2.1% S.

(d) 12° API.

(e) All references to "$" are to $Cdn unless otherwise indicated

(9) Product prices used in the constant price evaluation were based on Paddock's constant price forecast, being Cdn. $35.49/Bbl for oil and $4.32/MMBTU for natural gas. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Paddock Trust Report. Product prices were not escalated beyond 2002. In addition, operating and capital costs have not been increased on an inflationary basis.

(10) 71% of AmalgamationCo's total Proved reserves are currently on production.

(11) The Paddock Trust Report estimates the future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on escalating costs from Proved and Probable Reserves to be an aggregate of $45.5 million, of which $5.9 million is to be expended in 2002, $23.7 million is to be expended in 2003 and $15.9 million is to be expended in 2004 (or based on constant costs: an aggregate of $44.4 million of which $5.9 million is to be expended in 2002, $23.3 million is to be expended in 2003 and $15.2 million is to be expended in 2004).

(12) The extent and character and all factual data supplied by ExploreCo to Paddock were accepted by Paddock as represented. The crude oil and natural gas reserve calculations and any projections upon which the Paddock ExploreCo Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities, well abandonment and lease clean-up costs have not been included in the Paddock ExploreCo Report.

(13) Present value of future net production revenue numbers include ARTC. Eligibility for ARTC is subject to determination.

The extent and character and all factual data supplied to Paddock were accepted by Paddock as represented. The crude oil and natural gas reserve calculations and any projections upon which the Paddock Trust Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities, well abandonment and lease clean-up costs have not been included in the Paddock Trust Report.

**Landholdings**

Undeveloped lands of Storm as at June 1, 2002 have been allocated between AmalgamationCo and ExploreCo on the basis of (i) in the case of AmalgamationCo, the association of the undeveloped lands with producing properties and (ii) in the case of ExploreCo, the exploration potential of the undeveloped lands. The following table sets out AmalgamationCo's landholdings as at June 1, 2002.

| | Developed | | Undeveloped | | Total | |
|---|---|---|---|---|---|---|
| Area | Gross(1) | Net(2) | Gross(1) | Net(2) | Gross(1) | Net(2) |
| Alberta | 22,836 | 12,603 | 1,107 | 1,107 | 23,943 | 13,710 |
| British Columbia | 43,481 | 25,831 | 14,132 | 7,803 | 57,613 | 33,634 |
| Total | 66,317 | 38,434 | 15,239 | 8,910 | 81,556 | 47,344 |

Notes:

(1) "Gross" refers to the total acres in which AmalgamationCo has an interest, directly or indirectly.

(2) "Net" refers to the total acres in which AmalgamationCo has an interest, directly or indirectly, multiplied by the percentage working interest owned by AmalgamationCo, directly or indirectly, therein.

**Oil and Gas Wells**

The following table sets forth the number and status of wells in which AmalgamationCo had a working interest, directly or indirectly, as at June 1, 2002, which are producing or which AmalgamationCo considers to be capable of production:

| | Producing Wells | | | | Shut-in Wells(1) | | | |
|---|---|---|---|---|---|---|---|---|
| | Crude Oil | | Natural Gas | | Crude Oil | | Natural Gas | |
| Area | Gross(2) | Net(3) | Gross(2) | Net(3) | Gross(2) | Net(3) | Gross(2) | Net(3) |
| Alberta | 111 | 50.8 | 17 | 6.4 | 16 | 8.5 | 4 | 2.7 |
| British Columbia | - | - | 67 | 37.7 | - | - | 5 | 3.0 |
| Total | 111 | 50.8 | 84 | 44.1 | 16 | 8.5 | 9 | 5.7 |

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which AmalgamationCo has an interest are located no further than 10 kilometres from existing pipelines.

(2) "Gross" wells are the total number of wells in which AmalgamationCo has an interest, directly or through the Partnership.

(3) "Net" wells are the aggregate of the numbers obtained by multiplying each gross well by AmalgamationCo's (or the Partnership's, as the case may be) percentage working interest therein.

**Production History, Prices Received and Capital Expenditures**

The following table sets forth certain historical information in respect of production, product prices received and expenditures in respect of AmalgamationCo's oil and natural gas properties for each of the last eight fiscal quarters.

| | Three Months Ended March 31, 2002 | Three Months Ended December 31, 2001 | Three Months Ended September 30, 2001 | Three Months Ended June 30, 2001 |
|---|---|---|---|---|
| Average Daily Volumes | | | | |
| Crude oil (Bbls/d) | 2,897 | 2,986 | 2,799 | 2,730 |
| Natural gas liquids (Bbls/d) | 446 | 337 | 316 | 334 |
| Natural gas (Mcf/d) | 29,127 | 22,194 | 21,143 | 21,747 |
| Total BOE (6:1) | 8,197 | 7,022 | 6,639 | 6,688 |
| Average Net Product Prices Received | | | | |
| Crude oil ($/Bbls) | 32.47 | 29.81 | 39.24 | 41.01 |
| Natural gas liquids ($/Bbls) | 22.47 | 22.33 | 31.93 | 40.49 |
| Natural gas ($/Mcf) | 2.86 | 2.98 | 2.73 | 6.77 |
| Total ($/BOE) (6:1) | 22.85 | 23.16 | 26.75 | 40.78 |
| Average Royalties Paid[1] | | | | |
| Crude oil ($/Bbls) | 5.25 | 5.63 | 6.78 | 10.71 |
| Natural gas liquids ($/Bbls) | 5.84 | 4.64 | 7.15 | 10.68 |
| Natural gas ($/Mcf) | 0.88 | 0.93 | 1.13 | 1.77 |
| Total ($/BOE) (6:1) | 5.30 | 5.57 | 6.81 | 10.66 |
| Average Operating Expenses[1][2] | | | | |
| Crude oil ($/Bbls) | 2.95 | 3.63 | 3.14 | 4.36 |
| Natural gas liquids ($/Bbls) | 3.29 | 2.99 | 3.31 | 4.35 |
| Natural gas ($/Mcf) | 0.50 | 0.60 | 0.52 | 0.72 |
| Total ($/BOE) (6:1) | 2.98 | 3.59 | 3.15 | 4.34 |
| Average Netback Received | | | | |
| Crude oil ($/Bbls) | 24.27 | 20.55 | 29.32 | 25.94 |
| Natural gas liquids ($/Bbls) | 13.34 | 14.70 | 21.47 | 25.46 |
| Natural gas ($/Mcf) | 1.48 | 1.45 | 1.08 | 4.28 |
| Total ($/BOE) (6:1) | 14.57 | 14.00 | 16.79 | 25.78 |

| | Three Months Ended March 31, 2001 | Three Months Ended December 31, 2000 | Three Months Ended September 30, 2000 | Three Months Ended June 30, 2000 |
|---|---|---|---|---|
| Average Daily Volumes | | | | |
| Crude oil (Bbls/d) | 2,906 | 2,366 | 2,503 | 1,764 |
| Natural gas liquids (Bbls/d) | 306 | 319 | 204 | 134 |
| Natural gas (Mcf/d) | 17,592 | 14,123 | 7,400 | 8,102 |
| Total BOE (6:1) | 6,144 | 5,039 | 3,940 | 3,248 |
| Average Net Product Prices Received | | | | |
| Crude oil ($/Bbls) | 48.34 | 52.74 | 47.22 | 44.94 |
| Natural gas liquids ($/Bbls) | 47.70 | 47.74 | 44.28 | 42.23 |
| Natural gas ($/Mcf) | 10.26 | 11.46 | 4.51 | 3.35 |
| Total ($/BOE) (6:1) | 54.61 | 59.91 | 40.75 | 34.49 |
| Average Royalties Paid(1) | | | | |
| Crude oil ($/Bbls) | 13.96 | 15.57 | 11.49 | 9.73 |
| Natural gas liquids ($/Bbls) | 14.11 | 14.74 | 11.53 | 9.70 |
| Natural gas ($/Mcf) | 2.35 | 2.61 | 1.92 | 1.62 |
| Total ($/BOE) (6:1) | 14.05 | 15.55 | 11.49 | 9.73 |
| Average Operating Expenses(1)(2) | | | | |
| Crude oil ($/Bbls) | 4.25 | 5.05 | 3.96 | 3.40 |
| Natural gas liquids ($/Bbls) | 4.30 | 4.78 | 3.98 | 3.39 |
| Natural gas ($/Mcf) | 0.72 | 0.85 | 0.66 | 0.57 |
| Total ($/BOE) (6:1) | 4.28 | 5.04 | 3.97 | 3.40 |
| Average Netback Received | | | | |
| Crude oil ($/Bbls) | 30.13 | 32.12 | 31.77 | 31.81 |
| Natural gas liquids ($/Bbls) | 29.29 | 28.22 | 28.77 | 29.14 |
| Natural gas ($/Mcf) | 7.19 | 8.00 | 1.93 | 1.16 |
| Total ($/BOE) (6:1) | 36.28 | 39.52 | 25.29 | 21.36 |

Notes:

(1) Average royalties paid, net of ARTC, and average operating expenses allocated to the individual products based on the proportionate product volumes.

(2) Operating Expenses include all costs relating to lifting, gathering, transporting and processing.

**Drilling Activity**

The following table summarizes Storm's drilling results on AmalgamationCo's oil and natural gas properties for the years ended December 31, 2001 and 2000.

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Gross | Net | Gross | Net |
| Oil Wells | 34.00 | 8.30 | 23.00 | 10.60 |
| Natural Gas Wells | 6.00 | 3.20 | 2.00 | 1.25 |
| Dry Holes | 14.00 | 5.40 | 7.00 | 2.90 |
| Total | 54.00 | 16.90 | 32.00 | 14.75 |

Notes:

(1) Wells are classified according to the designation assigned to them for regulatory purposes. Wells in which oil or natural gas is found but not in sufficient quantities to be "capable of production" are classified as dry wells.

(2) "Gross" refers to the total number of wells in which AmalgamationCo has an interest.

(3) "Net" refers to the total number of wells in which AmalgamationCo has an interest, multiplied by the percentage working interest owned by AmalgamationCo therein.

**Marketing**

AmalgamationCo will be party to certain financial instruments, such as crude oil and natural gas contracts and foreign currency forward contracts. AmalgamationCo enters into these contracts for hedging purposes only in order to protect its cash flow on future sales from the potential adverse impact of low oil and gas fluctuations in the U.S.-Canadian dollar exchange rate. The contracts reduce the fluctuations in sales revenues by establishing fixed prices or a trading range on a portion of its oil and gas sales.

Contracts outstanding in respect of hedging transactions which AmalgamationCo will assume are as follows:

| Exposure | Volume Hedged | Pricing | Term |
|---|---|---|---|
| Gas | 9,000 Gigajoules/d | Floor @ $2.75/GJ | Apr. 1, 2002 - Oct. 31, 2002 |
| | 12,755 Gigajoules/d | Cap @ $5.15/GJ | Nov. 1, 2002 - Mar. 31, 2003 |
| | 7,000 MMBtu/d | Floor @ $US 3.50/MMBtu<br>Cap @ $US 5.10/MMBtu | Nov. 1, 2001 - Oct. 31, 2002 |
| Oil | 1,000 Bbls/d | $37.63/Bbl | Jan. 1, 2002 - Dec. 31, 2002 |
| Foreign Exchange | | $US/$Cdn Exchange @ $1.4724 | $US 735,000/month<br>Nov. 1, 2001 - Oct. 31, 2002 |

**Capital Expenditures**

The following table summarizes the capital expenditures incurred in respect of AmalgamationCo's oil and natural gas properties during the periods indicated.

| ($000s) (unaudited) | Three Months Ended March 31, 2002 | Year Ended December 31, 2001 |
|---|---|---|
| Property Acquisitions | - | - |
| Exploration | 13,823 | 12,594 |
| Development | 4,650 | 15,003 |
| Other | - | - |
| Total | 18,473 | 27,597 |

**Liquidity and Capital Resources**

AmalgamationCo's need for capital will be both short-term and long-term in nature. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets. Short term capital will also be used from time to time to fund cash distributions and to maintain a reasonably even monthly cash distribution program to Unitholders. However, the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of AmalgamationCo, namely, debt, equity, internally generated cash and farmout arrangements.

AmalgamationCo's banker has indicated that AmalgamationCo will be eligible for a credit facility of $90 million. It is not expected that there will be stated repayment terms with this facility. There are no principal repayments required. AmalgamationCo may use the available portion of the bank line for both short-term and long-term capital requirements. The credit line is reviewed at least annually. AmalgamationCo anticipates that it may prudently use

increased amounts of debt as its need and capacity for debt increases over time. It is expected that this will be the case particularly in respect of financing the acquisition of producing properties.

In respect of equity financing, there is an active market for the financing of Canadian resource trusts. Any acquisition of producing properties will be financed primarily through the issuance of additional Trust Units.

Crude oil and natural gas prices may change significantly due to factors not controllable by AmalgamationCo. The table below provides a summary of estimated sensitivities to price fluctuations for pro forma production levels and expenses for the three months ended March 31, 2002.

| | Cash Available for Distributions Per Unit and Exchangeable Share | Cash Available for Distributions |
|---|---|---|
| Change in crude oil price by Cdn. $1.00 per Bbl | 0.8¢ | $237,000 |
| Change in natural gas price by Cdn. $0.10 per Mcf | 0.6¢ | $189,000 |

All of AmalgamationCo 's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. AmalgamationCo has no control over government intervention or taxation levels in the oil and gas industry.

Pursuant to the NPI Agreement, the Trust will establish a reclamation fund to fund the payment of environmental and final site restoration costs for the assets acquired through the Plan of Arrangement. The reclamation fund is funded by AmalgamationCo and owned by the Trust. Annual contributions, less current year site reclamation and abandonment costs, are such that currently estimated future environmental and reclamation obligations associated with the properties will be funded after 20 years. The contribution rate has been estimated at $0.26 per BOE of proven reserves, based on currently estimated future environmental and reclamation obligations, net of salvage, of $6.8 million.

AmalgamationCo intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. AmalgamationCo believes it is in substantial compliance, in all material respects, with current environmental legislation and regularly works with governmental environmental agencies to maintain this level of compliance.

Although AmalgamationCo has no set policy, management of AmalgamationCo will use financial instruments to reduce corporate risk in certain situations. AmalgamationCo's strategy for crude oil production is to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. Currently, AmalgamationCo has no hedging commitments.

## PRO FORMA DISTRIBUTABLE CASH

The following is a summary of selected financial information for the oil and natural gas assets owned, directly or indirectly, by AmalgamationCo following the completion of the Arrangement, for the periods indicated.

Management of the Trust and Storm have provided the following analysis to assist the Trust and Securityholders in analyzing the income of the Trust and the amounts of Distributable Cash that would be available to the Trust for distribution to Unitholders had the Trust been in existence for the three month period ended March 31, 2002. This analysis was prepared on the assumption that the Arrangement had been completed, that the Trust had retained approximately 75% of Storm's oil and natural gas producing properties and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Storm and the Trust have, based upon their review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amount shown below.

**The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.**

| | Three Months Ended March 31, 2002 |
|---|---|
| | (unaudited) |
| Cash from Operations | $10,473,844 |
| Add (deduct): | |
| Reclamation fund contributions | (192,000) |
| Capital expenditures | (18,473,468) |
| Funds drawn from debt and working capital | 16,930,000 |
| **Distributable Cash** | $8,738,376 |
| Distributable Cash per Unit or Exchangeable Share for the period | $0.29 |
| Weighted average number of Total Trust Units | 29,943,475 |

Notes:

(1) Distributable cash available for distribution is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities.

## ILLUSTRATIVE DISTRIBUTABLE CASH

The following tables illustrates a range of possible amounts of Distributable Cash relating to Units and Exchangeable Shares outstanding based on the foregoing cash flow illustrations for the quarter ended March 31, 2002. The ranges of possible amounts of Distributable Cash as based on varying field prices for oil and natural gas. For this analysis, the production volumes, royalty rates, other income, operating expenses, expenses associated with the Technical Services Agreement, general and administrative expenses, large corporation taxes, cash taxes, reclamation fund contributions, and capital expenditures have been held constant to the levels shown in the pro forma information for March 31, 2002. This analysis is also based on the assumption that AmalgamationCo will distribute its cash available for distribution, as it relates to the Units outstanding, to Trust in satisfaction of the interest owing under the Notes and, to the extent any remaining income is available, under the NPI Agreement. The representative range of Distributable Cash on a per security basis in the following tables is calculated by dividing the Distributable Cash by the weighted average number of 29,943,475 Trust Units outstanding (which number includes all Exchangeable Shares anticipated to be outstanding following the completion of the Arrangement).

**The tables, and the assumptions on which they are based, do not represent expected performance or results. The Distributable Cash for the quarter ended March 31, 2002 is on a pro forma basis only.**

**Illustrative Distributable Cash for the Quarter Ended March 31, 2002 ($000)**

| Oil Price | Natural Gas Field Price ($/mcf) | | | | | | |
|---|---|---|---|---|---|---|---|
| $Cdn/bbl | $2.00 | $2.50 | $3.00 | $3.50 | $4.00 | $4.50 | $5.00 |
| $30.00 | $5,643 | $6,586 | $7,528 | $8,471 | $9,413 | $10,356 | $11,298 |
| $32.50 | $6,237 | $7,179 | $8,122 | $9,064 | $10,007 | $10,949 | $11,892 |
| $35.00 | $6,830 | $7,773 | $8,715 | $9,658 | $10,601 | $11,543 | $12,486 |
| $37.50 | $7,424 | $8,367 | $9,309 | $10,252 | $11,194 | $12,137 | $13,079 |
| $40.00 | $8,018 | $8,960 | $9,903 | $10,845 | $11,788 | $12,730 | $13,673 |
| $42.50 | $8,611 | $9,554 | $10,496 | $11,439 | $12,382 | $13,324 | $14,267 |

**Illustrative Distributable Cash for the Quarter Ended March 31, 2002 (per trust unit)**

| Oil Price $Cdn/bbl | Natural Gas Field Price ($/mcf) | | | | | | |
|---|---|---|---|---|---|---|---|
| | $2.00 | $2.50 | $3.00 | $3.50 | $4.00 | $4.50 | $5.00 |
| $30.00 | $0.19 | $0.22 | $0.25 | $0.28 | $0.31 | $0.35 | $0.38 |
| $32.50 | $0.21 | $0.24 | $0.27 | $0.30 | $0.33 | $0.37 | $0.40 |
| $35.00 | $0.23 | $0.26 | $0.29 | $0.32 | $0.35 | $0.39 | $0.42 |
| $37.50 | $0.25 | $0.28 | $0.31 | $0.34 | $0.37 | $0.41 | $0.44 |
| $40.00 | $0.27 | $0.30 | $0.33 | $0.36 | $0.39 | $0.42 | $0.46 |
| $42.50 | $0.29 | $0.32 | $0.35 | $0.38 | $0.41 | $0.44 | $0.48 |

**The tables set out above illustrate the high degree of sensitivity of cash flows and the resulting return to investors to changes in oil and natural gas prices. The tables are simply an illustration to represent the variance on cash flows given particular oil and gas prices.**

**The range of information set forth above is a representative range of possible Distributable Cash and is provided for illustrative purposes only and should not be construed as a forecast or projection. No assurance can be given that the Distributable Cash shown in this analysis will ever be available or realized or that the assumptions of fact made are the most likely to occur. The production levels used in the foregoing tables are merely an arithmetic calculation based on the assumptions set forth above. There can be no assurance that the oil and natural gas prices set forth in the tables will be received for the production of the Trust. Actual production levels will be dependent on numerous factors and may not necessarily reflect the figures used in these tables.**

## CAPITALIZATION

The following table sets forth the capitalization of AmalgamationCo as at July 15, 2002 and as at July 15, 2002 after giving effect to the Plan of Arrangement.

| | Authorized | Outstanding as at July 15, 2002[1] (unaudited) | Outstanding as at July 15, 2002 after giving effect to the Arrangement[2] (unaudited) |
|---|---|---|---|
| Revolving Credit Facility | | $nil | $45,120,000 |
| Notes | | $nil | $209,627,580[3] |
| Share Capital: | | | |
| Common Shares | Unlimited | $100<br>(1 share) | $48,560,000<br>(20,962,758 shares) |
| Exchangeable Shares | Unlimited | $ nil<br>(nil shares) | $20,848,000<br>(9,000,000 shares) |

Notes:

(1) Represents AcquisitionCo.

(2) Assumes the issuance of the maximum amount of 9,000,000 Exchangeable Shares pursuant to the Arrangement.

(3) Assumes a principal amount per Note of $10. The actual principal amount of each Note is an amount to be determined as of the Effective Date being equal to the greater of: (i) $10 and (ii) the product of the Weighted Average Trading Price and a percentage to be determined by AcquisistionCo as at the Effective Date.

## DESCRIPTION OF SHARE CAPITAL

Following the amalgamation, AmalgamationCo will be authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Series A Exchangeable Shares (the "Exchangeable Shares") will be authorized. Upon completion of the Arrangement, the Trust

will be the sole holder of the issued and outstanding common shares of AmalgamationCo. The Trust will also be the sole holder of the approximately $210 million principal amount of the Notes anticipated to be outstanding immediately following the completion of the Arrangement.

**Common Shares**

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of AmalgamationCo and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of AmalgamationCo and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of AmalgamationCo upon the liquidation, dissolution, bankruptcy or winding-up of AmalgamationCo or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

**Exchangeable Shares**

The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement. This summary is qualified in its entirety by reference to the full text of (i) the Exchangeable Share Provisions, (ii) the Support Agreement, and (iii) the Voting and Exchange Trust Agreement, which are attached as Appendix D, Appendix E and Appendix F to this Information Circular and which are incorporated herein by reference.

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units into which they are exchangeable from time to time. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units. **Holders of Exchangeable Shares will not receive cash distributions from the Trust or AmalgamationCo. Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders.**

*Ranking*

The Exchangeable Shares will rank rateably with shares of any other series of exchangeable shares of AmalgamationCo and prior to any common shares of AmalgamationCo and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of AmalgamationCo.

*Dividends*

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of AmalgamationCo. AmalgamationCo anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

*Certain Restrictions*

AmalgamationCo will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a) pay any dividend on the Common Shares or any other shares ranking junior to the Common Shares, other than stock dividends payable in Common Shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares of AmalgamationCo or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of AmalgamationCo ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) amend the articles or by-laws of AmalgamationCo in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

*Liquidation or Insolvency of AmalgamationCo*

In the event of the liquidation, dissolution or winding-up of AmalgamationCo or any other proposed distribution of the assets of AmalgamationCo among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from AmalgamationCo, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and Trust Subsidiary will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trust Subsidiary, as applicable. This right may be exercised by either the Trust or Trust Subsidiary.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Trust Subsidiary to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "*Voting and Exchange Trust Agreement - Optional Exchange Right*".

*Automatic Exchange Right on Liquidation of the Trust*

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Trust Subsidiary will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

- any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

- the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

*Retraction of Exchangeable Shares by Holders and Retraction Call Right*

Subject to the Retraction Call Right of the Trust and Trust Subsidiary described below, a holder of Exchangeable Shares will be entitled at any time to require AmalgamationCo to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number

of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to AmalgamationCo or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which AmalgamationCo or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by AmalgamationCo, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests AmalgamationCo to redeem the Exchangeable Shares, the Trust and Trust Subsidiary will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested AmalgamationCo to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, AmalgamationCo will immediately notify the Trust and Trust Subsidiary. The Trust or Trust Subsidiary must then advise AmalgamationCo within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Trust Subsidiary nor be redeemed by AmalgamationCo. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested AmalgamationCo to redeem will on the Retraction Date be purchased by the Trust or Trust Subsidiary or redeemed by AmalgamationCo, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or Trust Subsidiary to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Trust Subsidiary have exercised the Retraction Call Right. See "*Exchangeable Shares - Voting and Exchange Trust Agreement - Optional Exchange Right*".

The Retraction Call Right may be exercised by either the Trust or Trust Subsidiary. If, as a result of solvency provisions of applicable law, AmalgamationCo is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, AmalgamationCo will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by AmalgamationCo will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See "*Exchangeable Shares - Voting and Exchange Trust Agreement - Optional Exchange Right*".

***Redemption of Exchangeable Shares***

Subject to applicable law and the Redemption Call Right of the Trust and Trust Subsidiary, AmalgamationCo:

(a) will, on the tenth anniversary of the Effective Date, subject to extension of such date by the board of directors of AmalgamationCo (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units; and

(b) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

AmalgamationCo will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by AmalgamationCo.

The Trust and Trust Subsidiary will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by AmalgamationCo on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trust Subsidiary, as applicable. If either the Trust or Trust Subsidiary exercises the Redemption Call Right, then AmalgamationCo's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or Trust Subsidiary.

*Voting Rights*

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of AmalgamationCo or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "*Voting and Exchange Trust Agreement - Voting Rights*".

*Amendment and Approval*

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

*Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement*

Under the Exchangeable Share Provisions, AmalgamationCo will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and Trust Subsidiary with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

*Non-Resident and Tax-Exempt Holders*

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act. The obligation of AmalgamationCo, the Trust or Trust Subsidiary to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

## VOTING AND EXCHANGE TRUST AGREEMENT

*Voting Rights*

In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a Special Voting Right to Valiant Trust Company, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and Trust Subsidiary) of the Exchangeable Shares. The Special Voting Right will carry a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Right which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Trust Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Right, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Right will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trust Subsidiary and AmalgamationCo are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

*Optional Exchange Right*

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or Trust Subsidiary may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trust Subsidiary to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and Trust Subsidiary not to exercise a Call Right which is then exercisable by the Trust and Trust Subsidiary, AmalgamationCo, the Trust or Trust Subsidiary will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trust Subsidiary for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, AmalgamationCo is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trust Subsidiary will be required to purchase such shares from the holder in the manner set forth above.

## SUPPORT AGREEMENT

*The Trust Support Obligation*

Under the Support Agreement, the Trust will agree that:

(a) the Trust will take all actions and do all things necessary to ensure that AmalgamationCo is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of AmalgamationCo, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by AmalgamationCo; and

(b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of AmalgamationCo.

The Support Agreement will also provide that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust Units:

(a) additional Trust Units or securities convertible into Trust Units;

(b) rights, options or warrants for the purchase of Trust Units; or

(c) units or securities of the Trust other than Trust Units, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an equivalent distribution is made to holders of Exchangeable Shares, an equivalent change is made to the Exchangeable Shares, such issuance or distribution is made in connection with a distribution reinvestment plan instituted for holders of Trust Units or a unitholder rights protection plan approved for holders of Trust Units by the board of directors of AcquisitionCo or the approval of holders of Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units unless an equivalent change is made to the Exchangeable Shares or the approval of the holders of Exchangeable Shares has been obtained.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of AmalgamationCo, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of AmalgamationCo and the Trustee are of the opinion that such amendments are

not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

*Delivery of Trust Units*

The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

## NOTES

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Note Indenture") to be dated on or before the Effective Date and made between AcquisitionCo and Valiant Trust Company, as trustee (the "Note Trustee"), which will contain a complete statement of such attributes and characteristics. The Notes will be issued under the Note Indenture.

*Terms and Issue of Notes*

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust and to former Shareholders. Notes issued to former holders of Common Shares are to be transferred by such holders to the Trust in return for Trust Units. Accordingly, the Note Indenture provides that initially only one global Note certificate will be issued which will represent all Notes issued under the Arrangement. The global Note certificate will be issued to the Note Trustee in trust for the Trust and such Shareholders. The Note Trustee shall then on behalf of such Shareholders record the transfer of the Notes represented by such certificate to the Trust pursuant to the Plan of Arrangement, without recourse to the Trust, and receive certificates representing Trust Units for delivery to such Shareholders, all as contemplated by the Plan of Arrangement. Upon receipt of the certificates representing the Trust Units, the Note Trustee shall provide a receipt and distribute such certificates to such Shareholders, in accordance with Article 5 of the Plan of Arrangement.

The Notes will be unsecured and bear interest from the date of issue at 14% per annum. Interest will be payable for each month during the term on the 10th day of the month following such month. The first interest payment will be due on October 10, 2002 for the period commencing on the Effective Date and ending on September 30, 2002.

Although pursuant to the terms of the Note Indenture AmalgamationCo is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus, AmalgamationCo is not required to make any payment in respect of principal until December 1, 2032, subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Trust Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. Upon the Arrangement becoming effective, the Trust will be the holder of all of the issued and outstanding Notes.

*Ranking*

The Notes will be unsecured debt obligations of AmalgamationCo and will rank pari passu with all other unsecured indebtedness of AmalgamationCo, but subordinate to all secured debt.

*Events of Default*

The Note Indenture will provide that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if AmalgamationCo has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and AmalgamationCo has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to AmalgamationCo specifying such default and requiring AmalgamationCo to rectify the same; (vi) AmalgamationCo ceasing to carry on its business other than as contemplated in this Information Circular; and (vii) material default by AmalgamationCo under material agreements if property having a fair market value in excess of $5 million is liable to forfeiture or termination.

## NPI AGREEMENT

Coincident with the Arrangement becoming effective, AmalgamationCo and the Trust will enter into the NPI Agreement, pursuant to which AmalgamationCo will grant and set over to the Trust the right to receive certain payments (the "NPI") on petroleum and natural gas rights held by AmalgamationCo from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to AmalgamationCo, the Trust shall pay AmalgamationCo an amount (the "Deferred Purchase Price Obligation") equal to (a) the portion of acquisition costs ("Future Acquisition Costs") for petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by AmalgamationCo from time to time ("Property Interests") acquired after the date of the NPI Agreement which are attributable to "Canadian resource property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("Capital Expenditures") in respect of the Property Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by AmalgamationCo of such indebtedness. In addition, the Trust will pay over to AmalgamationCo, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by AmalgamationCo. AmalgamationCo shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust shall be entitled to a payment from AmalgamationCo for each month equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The Trust shall reimburse to AmalgamationCo ninety-nine (99%) percent of certain non-deductible crown royalties paid by AmalgamationCo in respect of the Property Interests, and AmalgamationCo shall be entitled to set off amounts reimbursable to it against NPI payments payable by AmalgamationCo to the Trust. AmalgamationCo may acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If AmalgamationCo wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the board of directors of AmalgamationCo shall approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by AmalgamationCo, such disposition must be approved by a special resolution of the Unitholders. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

## TECHNICAL SERVICES AGREEMENT

AmalgamationCo and ExploreCo will enter into a Technical Services Agreement, pursuant to which ExploreCo personnel will provide services in respect of the management, development, exploitation and operation of the assets

acquired by the Trust or AmalgamationCo pursuant to the Plan of Arrangement. ExploreCo will also provide various administrative services, as well as access to geological and technical data relating to the assets. In consideration for such services, AmalgamationCo will pay to ExploreCo a fee of $350,000 per month. The Technical Services Agreement will commence on the Effective Date and expire, unless extended by the parties, on June 30, 2003.

## DIRECTORS AND OFFICERS

The name, municipality of residence, age and position held in AmalgamationCo of each of the directors and officers of AmalgamationCo are as follows:

| Name and Municipality of Residence | Age | Position Held |
|---|---|---|
| Derek W. Evans<br>Calgary, Alberta | 46 | President, Chief Executive Officer and Director |
| William D. Ostlund<br>Calgary, Alberta | 45 | Vice President Finance and Chief Financial Officer |
| David W. Sakal<br>Calgary, Alberta | 41 | Vice President Operations |
| Matthew J. Brister (2)(3)<br>Calgary, Alberta | 43 | Director |
| John A. Brussa (1)(2)(4)<br>Calgary, Alberta | 45 | Director |
| Stuart G. Clark (1)<br>Calgary, Alberta | 48 | Director |
| Gerry A. Romanzin (1)(3)(4)<br>Calgary, Alberta | 44 | Director |

Notes:

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) Member of the reserves committee.

(4) Member of the corporate governance committee.

The term of office of all directors will expire at the next annual meeting of AmalgamationCo, to be held in 2003.

Mr. Evans, Mr. Ostlund and Mr. Sakal devote their full time and attention to the business and affairs of AmalgamationCo. The remaining directors of AmalgamationCo devote their time and attention to the affairs of AmalgamationCo only as required. Profiles of AmalgamationCo's directors and officers and other members of management and the particulars of their respective principal occupations during the last five years is set forth below.

**Derek W. Evans, President, Chief Executive Officer and Director**

Mr. Evans has a Bachelor of Science degree in Mining Engineering from Queen's University in Kingston, Ontario and is a registered Professional Engineer in the Province of Alberta. From May to December, 2001, Mr. Evans was the Vice President, Business Development for Storm. From 1987 to 2000, Mr. Evans was employed by Renaissance Energy Ltd. in positions of increasing responsibility and from July, 1998 to September, 2000 was Senior Vice President Operations thereof. Renaissance was a publicly traded senior oil and gas company listed on the TSX.

**William D. Ostlund, Vice President, Finance and Chief Financial Officer**

Mr. Ostlund has a Bachelor of Commerce degree from the University of Calgary and is a member of the Institute of Chartered Accountants of Alberta. Mr. Ostlund was the Vice President, Finance and Chief Financial Officer for Reserve Royalty Corporation from June, 1997 until it was acquired by PrimeWest Energy Trust in July, 2000. From June, 1995 to April, 1997, Mr. Ostlund was the co-founder of a private oil and gas company and a self-employed consultant. Mr. Ostlund was with Rising Resources Ltd. from January, 1994 to May, 1995 and was Vice President,

Finance, Chief Financial Officer and a director of that company when it was acquired by Gardner Exploration Ltd. in May, 1995. Both Reserve Royalty Corporation and Rising Resources Ltd. were publicly traded oil and gas companies listed on the TSX. From August, 2000 to May, 2002, Mr. Ostlund was a self-employed consultant. Mr. Ostlund has also served as an officer and director of other public oil and gas companies.

**David W. Sakal, Vice President, Operations**

Mr. Sakal obtained a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is a registered Professional Engineer in the Province of Alberta. From August, 2000 to February, 2001 he was the General Manager for the Husky Energy Inc. East Central Business Unit. Prior thereto, Mr. Sakal was with Renaissance Energy Ltd. in positions of increasing responsibility from June, 1985 to August, 2000. Mr. Sakal was the Operating Manager for the Central District of Renaissance Energy Inc. from July, 1998 until that company was acquired by Husky Energy Inc. in August, 2000.

**Matthew J. Brister, Director**

Mr. Brister has a Bachelor of Science in Geology from the University of Calgary and is a registered Professional Geologist in the Province of Alberta. Mr. Brister has been the President and Chief Executive Officer of Storm since November, 1998. From May, 1987 to July, 1998, Mr. Brister was employed by Pinnacle Resources Ltd. ("Pinnacle") in positions of increasing responsibility and from January, 1994 to July, 1998 was President and Chief Executive Officer thereof. Pinnacle was a publicly traded oil and gas company listed on the TSX and the Montreal Exchange prior to its acquisition by Renaissance Energy Ltd. in July, 1998. Mr. Brister was a director of Pinnacle from May, 1989 to July, 1998. Mr. Brister has been a director of Saddle Resources Inc., a private oil and gas company, since January, 1996. In October, 1998, Saddle Resources Inc. completed a reverse take-over of Netalco Corporation, a publicly traded oil and gas company listed on the TSX Venture Exchange. Mr. Brister was appointed a director of Netalco in October, 1998. Mr. Brister was a director of Westrex Energy Corp., a publicly traded oil and gas company listed on The Alberta Stock Exchange, from March, 1992 to September, 1993.

**John A. Brussa, Director**

Mr. Brussa has been a partner of Burnet, Duckworth & Palmer LLP since 1987 and is presently the head of its Tax Department. Mr. Brussa received his Bachelor of Laws Degree from the University of Windsor in 1981 and currently serves as a director of a number of publicly listed resource corporations, a mutual fund trust, an investment dealer and several non-profit or charitable organizations.

**Stuart G. Clark, Director**

Mr. Clark has a Bachelor of Commerce (Honours) from the University of Manitoba. Mr. Clark has been the Vice President, Finance and Chief Financial Officer of Storm from November, 1998 to November 8, 2001 when he assumed the office of Executive Director. From January, 1986 to July, 1998, Mr. Clark was employed by Pinnacle in positions of increasing responsibility, the last being Executive Vice President and Chief Financial Officer thereof. Mr. Clark was a director of Pinnacle from January, 1986 to July, 1998 and a director of Quadron Resources Ltd., a publicly traded oil and gas company which was listed on the TSX prior to its acquisition by HCO Energy Ltd. in June, 1995, from April, 1989 to May, 1994. Mr. Clark was a director of Avid Oil and Gas Ltd., a publicly traded oil and gas company which was listed on the TSX and the TSX Venture Exchange prior to its acquisition by Husky Energy Ltd. in July, 2001.

**Gerald A. Romanzin, Director**

Mr. Romanzin was the Executive Vice President of the TSX Venture Exchange from November, 1999 to April, 2002 where he was responsible for overseeing the Corporate Finance and regional operations. In addition, he assumed the role of Acting President of the TSX Venture Exchange from December, 2001 to April, 2002. Mr. Romanzin is a chartered accountant and was a financial analyst with the Alberta Securities Commission for four years prior to joining the Alberta Stock Exchange in 1987. Mr. Romanzin was the Executive Vice President of the Alberta Stock Exchange from June, 1995 to its change to the TSX Venture Exchange in November, 1999. Mr. Romanzin obtained a Bachelor of Commerce degree from the University of Calgary and is a member of the Institute of Chartered Accountants of Alberta.

## PERSONNEL

After giving effect to the Plan of Arrangement, AmalgamationCo will have three employees. Pursuant to the terms of the Technical Services Agreement, for the period commencing on the Effective Date and expiring on June 30, 2003, ExploreCo has agreed to provide a number of services to AmalgamationCo with respect to managing the assets of AmalgamationCo. ExploreCo will be paid $350,000 per month from AmalgamationCo during the term of this contract.

## EXECUTIVE COMPENSATION

Messrs. Evans, Ostlund and Sakal have been retained by Storm, as of June 1, 2002 to work on the creation and development of the Trust. Following the completion of the Plan of Arrangement, it is anticipated that the executive officers of AmalgamationCo will be paid salaries at a level that is comparable to other energy income trusts of similar size and character.

Following the completion of the Plan, AmalgamationCo will enter into employment agreements with the CEO and CFO. The contracts will provide for compensation to these executives for loss of office in the event of termination or change of control (as defined in those agreements) of AmalgamationCo. Such compensation will be the aggregate of 1.5 times the executive's current annual salary and benefits and 1.5 times the amount of the executive's annualized bonus based on the amount paid over the 12 month period preceding the termination or change of control.

Directors will be provided with cash compensation to a reasonable level. Directors, who are not also employees of AmalgamationCo, will be paid an annual retainer fee and a fee for attendance at board or committee meetings, and they will be entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. These amounts will be set by the Compensation Committee. Directors will also be granted rights to acquire Trust Units pursuant to the Trust's Unit Rights Incentive Plan. See "*Unit Rights Incentive Plan*".

## UNIT RIGHTS INCENTIVE PLAN

Assuming that all necessary regulatory and Securityholder approvals are received, the Trust will implement a trust unit rights incentive plan (the "Unit Rights Incentive Plan"). Under the Unit Rights Incentive Plan, a maximum of 1,500,000 Trust Units will be set aside and reserved for the granting of Rights, subject to the approval of the TSX. Unless otherwise approved by the TSX and the Unitholders, the number of Trust Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Trust Units and including the number of Trust Units which may be issued on the exchange of the outstanding Exchangeable Shares, which may be converted into Trust Units (collectively, the "Total Units"). Rights to purchase Trust Units may be granted to service providers to the Trust and any of its Subsidiaries, including AmalgamationCo, from time to time by the board of directors of AmalgamationCo, at its sole discretion, provided that the aggregate number of Rights granted to any single holder of Rights shall not exceed 1% of the Total Units.

The term of a Right and vesting provisions may be exercised during a period (the "Exercise Period") not exceeding five (5) years from the date upon which the Right was granted (the "Grant Date"), and any Rights granted shall vest pursuant to vesting schedules determined by the board of directors of AmalgamationCo in its sole discretion. Subject to regulatory approval, the grant price ("Grant Price") per Right shall be equal to the weighted average of the per Unit closing price of Trust Units on the TSX on the five (5) trading days immediately preceding the Grant Date. The exercise price ("Exercise Price") per Right shall be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. See the section of the Information Circular entitled "*Other Matters to be Brought Before the Meeting - Approval of Unit Rights Incentive Plan*" for a more complete description of the Unit Rights Incentive Plan and Appendix M "*Unit Rights Incentive Plan*" for a copy of the Unit Rights Incentive Plan.

As at the date hereof, no Rights to purchase Trust Units have been granted.

## EXECUTIVE BONUS PLAN

Following the completion of the Arrangement, the board of directors of AmalgamationCo will implement an executive bonus plan (the "Executive Bonus Plan"). The principal purpose of the Executive Bonus Plan is to advance the interests of the Trust and its subsidiaries by providing for bonuses for key employees of AmalgamationCo and its subsidiaries who are designated as participants thereunder. The goal in implementing the Executive Bonus Plan is to attract and retain such key employees, make their compensation competitive with other opportunities, provide them with an incentive to strive to achieve the financial and business objectives of the Trust and the Managed Entities (including AmalgamationCo), and align their interests with those of the Unitholders by paying bonuses half in Trust Units and half in cash.

The Executive Bonus Plan will be administered by the Chief Executive Officer of AmalgamationCo, who will select the participants in the Executive Bonus Plan from among key employees of AmalgamationCo and its subsidiaries and will allocate participation points to each such participant. Recommendations regarding the allocations made by the Chief Executive Officer will be reviewed by the board of directors. Under the Executive Bonus Plan, each participant is entitled to receive a monthly bonus equal to such participant's pro rata participation points multiplied by: (i) with respect to the first $2 million paid out in any calendar year pursuant to the Executive Bonus Plan, an amount equal to 2.5% of net production revenue for the Managed Entities (including the Trust and AmalgamationCo); and (ii) 2.0% of such net production revenue thereafter. The payment for any plan year shall be made 50% in cash and 50% in Trust Units. In the event of a change of control, AcquisitionCo shall terminate the Executive Bonus Plan and pay each participant a final bonus equal to the participant's pro rata participation points multiplied by the change of control payout amount (the lesser of 1.5 times the monthly bonus amount paid in each of the 12 months prior to the date of the change of control or an aggregate of $3 million). The Executive Bonus Plan will terminate on August 31, 2007, unless otherwise extended.

## INVESTMENT BY EXECUTIVE OFFICERS

In order to better align the interests of the officers with the interests of the holders of Trust Units and Exchangeable Shares, the three executive officers of AmalgamationCo have agreed to invest $1 million into Exchangeable Shares in connection with the Arrangement at a price, to be determined by the board of directors of Storm, based on net asset value. The net asset value for these purposes will be determined using the established reserves of AmalgamationCo using a 15% discount rate for future cash flows.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of AmalgamationCo, or any of their associates, to AmalgamationCo, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AmalgamationCo.

## DIVIDENDS

It is not anticipated that AmalgamationCo will declare or pay dividends in the near future. Any decision to pay dividends on its shares will be made by the board of directors of AmalgamationCo on the basis of AmalgamationCo's earnings, financial requirements and other conditions existing at such future time.

## PRINCIPAL SHAREHOLDERS

Following the implementation of the Arrangement, the Trust will own 100% of the outstanding voting securities of AmalgamationCo.

## MATERIAL CONTRACTS

Following the completion of the Arrangement, AmalgamationCo will be a party to all of the material contracts of each of AcquisitionCo and Storm. The following is a list of material contracts to which AmalgamationCo is, or will become, a party:

1. the Arrangement Agreement (see the section in the Information Circular entitled "*The Arrangement*");

2. the Support Agreement (see "*Description of Share Capital - Support Agreement*");

3. the Voting and Exchange Trust Agreement (see *Description of Share Capital - Voting and Exchange Trust Agreement*");

4. the NPI Agreement (see *Description of Share Capital - NPI Agreement*");

5. the Technical Services Agreement;

6. the Partnership Agreement; and

7. the Conveyance Documents to which either of Storm or AcquisitionCo is a party.

Copies of these agreements, when executed, may be inspected at the head office of AmalgamationCo at 3250, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7, at the offices of McCarthy Tétrault LLP, in Calgary at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta T2P 4K9 and in Toronto at 4700, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1E6 or at the offices of the Alberta Securities Commission, during normal business hours from the date of this Information Circular until 30 days following the completion of the Plan of Arrangement.

## RISK FACTORS

**For a discussion of the risk factors associated with AmalgamationCo and the ownership of Exchangeable Shares and Trust Units, see Appendix I, "*Information Concerning the Trust - Risk Factors*" and Appendix K, "*Information Concerning Storm Energy Inc. - Risk Factors*", which sections are hereby incorporated, *mutatis mutandis*, by reference into this Appendix H. A prospective investor should consider carefully all such risk factors. An investment in securities of AmalgamationCo should only be made by persons who can afford a significant or total loss of their investment.**

## INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see Appendix K, "*Information Concerning Storm Energy Inc. - Industry Conditions*", which section is hereby incorporated, *mutatis mutandis*, by reference into this Appendix J.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of the directors, officers or principal shareholders of AmalgamationCo and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects AmalgamationCo or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of AmalgamationCo will be subject in connection with the operations of AmalgamationCo. In particular, certain of the directors and officers of AmalgamationCo are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of AmalgamationCo and the Trust or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of AmalgamationCo and the Trust. See "*Directors and Officers of AmalgamationCo*". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

## SCHEDULE A

## PRO FORMA FINANCIAL STATEMENTS OF TRUST

**COMPILATION REPORT**

To the Trustee of
Focus Energy Trust:

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheets of Focus Energy Trust as at March 31, 2002 and December 31, 2001 and the pro forma consolidated statements of operations and the pro forma consolidated statements of distributable cash for the three months ended March 31, 2002 and the year ended December 31, 2001 which have been prepared for inclusion in the Information Circular dated July 16, 2002 relating to the Plan of Arrangement involving Storm Energy Inc.,ExploreCo, AcquisitionCo and Focus Energy Trust. In our opinion, the pro forma consolidated balance sheets as at March 31, 2002 and December 31, 2001 and the pro forma consolidated statements of operations and the pro forma consolidated statements of distributable cash for the three months ended March 31, 2002 and the year ended December 31, 2001 have been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.

Calgary, Alberta
July 16, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

FOCUS ENERGY TRUST

**PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS**
**For the Three Months Ended March 31, 2002**
**(Unaudited)**

| | Storm Energy Inc. | ExploreCo Assets (Note 1) | Pro forma adjustments (Note 2) | | Pro forma Focus Energy Trust |
|---|---|---|---|---|---|
| **REVENUE** | | | | | |
| Production income | $28,423,971 | (10,247,267) | | | $18,176,704 |
| Royalties | (6,227,056) | 2,255,984 | | | (3,971,072) |
| Alberta royalty tax credit | 123,288 | (60,860) | | | 62,428 |
| Other income | 539,147 | | (278,921) | 2(d) | 260,226 |
| | 22,859,350 | | | | 14,528,286 |
| **EXPENSES** | | | | | |
| Production | 3,463,828 | (1,263,700) | | | 2,200,128 |
| Technical services agreement | - | | 1,050,000 | 2(e) | 1,050,000 |
| General and administrative | 375,170 | | (375,170) | 2(e) | - |
| Direct | - | | 169,000 | 2(e) | 169,000 |
| Executive bonus plan | - | | 308,000 | 2(f) | 308,000 |
| Interest on revolving bank credit facility | 612,642 | | (214,421) | 2(c) | 398,221 |
| Depletion and depreciation | 6,509,852 | | (1,776,616) | 2(g) | 4,733,236 |
| Provision for site restoration and abandonment | 426,866 | | (234,866) | 2(j) | 192,000 |
| | 11,388,358 | | | | 9,050,585 |
| **Income before income and other taxes** | 11,470,992 | | | | 5,477,701 |
| **Income and other taxes** | | | | | |
| Future income tax | 4,087,535 | | (1,906,643) | 2(i) | 2,180,892 |
| Large corporations tax | 110,791 | | (27,698) | 2(i) | 83,093 |
| Current tax | 479,536 | | (479,536) | 2(i) | - |
| | 4,677,862 | | | | 2,263,985 |
| **Net income for the period** | $ 6,793,130 | | | | $ 3,213,716 |
| **Weighted average number of Total Trust Units** | | | | 2(m) | 29,943,475 |
| **Net Income per Trust Unit** | | | | | $0.11 |

*See accompanying notes*

FOCUS ENERGY TRUST

**PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2001**
**(Unaudited)**

| | Storm Energy Inc. | ExploreCo Assets (Note 1) | Pro forma Adjustments (Note 2) | | Pro forma Focus Energy Trust |
|---|---|---|---|---|---|
| **REVENUE** | | | | | |
| Production income | $134,028,009 | (48,260,554) | | | $85,767,455 |
| Royalties | (36,477,467) | 14,176,369 | | | (22,301,098) |
| Alberta royalty tax credit | 572,626 | (282,671) | | | 289,955 |
| Other income | 1,332,345 | | (415,718) | 2(d) | 916,627 |
| | 99,455,513 | | | | 64,672,939 |
| **EXPENSES** | | | | | |
| Production | 14,412,026 | (5,161,549) | | | 9,250,477 |
| Technical services agreement | - | | 4,200,000 | 2(e) | 4,200,000 |
| General and administrative | 2,710,762 | | (2,710,762) | 2(e) | - |
| Direct | - | | 676,000 | 2(e) | 676,000 |
| Executive bonus plan | - | | 1,382,000 | 2(f) | 1,382,000 |
| Interest on revolving bank credit facility | 4,212,735 | | (1,791,676) | 2(c) | 2,421,059 |
| Depletion and depreciation | 21,022,066 | | (5,295,758) | 2(g) | 15,726,308 |
| Provision for site restoration and abandonment | 1,451,555 | | (822,555) | 2(j) | 629,000 |
| | 43,809,144 | | | | 34,284,844 |
| **Income before income and other taxes** | 55,646,369 | | | | 30,388,095 |
| **Income and other taxes** | | | | | |
| Future income tax | 23,091,202 | | (10,481,054) | 2(i) | 12,610,148 |
| Large corporations tax | 413,411 | | (99,312) | 2(i) | 314,099 |
| | 23,504,613 | | | | 12,924,247 |
| **Net income for the year** | $32,141,756 | | | | $17,463,848 |
| **Weighted average number of Total Trust Units** | | | | 2(m) | 29,506,955 |
| **Net income per Trust Unit** | | | | | $0.59 |

*See accompanying notes*

FOCUS ENERGY TRUST

**PRO FORMA CONSOLIDATED STATEMENT OF DISTRIBUTABLE CASH**
**For the Three Months Ended March 31, 2002**
**(Unaudited)**

| | Pro forma Focus Energy Trust |
|---|---|
| **Net income for the period** | $ 3,213,716 |
| Add (deduct): | |
| Depletion and depreciation | 4,733,236 |
| Provision for site restoration | 192,000 |
| Future income taxes | 2,180,892 |
| Non-cash administrative expenses (Note 2(f)) | 154,000 |
| **Cash from operations for the period** | 10,473,844 |
| Add (deduct): | |
| Reclamation fund contribution (Note 2(j)) | (192,000) |
| Capital expenditures (Note 2(l)) | (18,473,468) |
| Funds drawn from revolving credit facility and working capital (Note 2(k)) | 16,930,000 |
| **Distributable cash** | $ 8,738,376 |
| **Weighted average number of Total Trust Units** (Note 2(m)) | 29,943,475 |
| **Distributable cash per Trust Unit** (Note 2(o)) | $0.29 |

*See accompanying notes*

FOCUS ENERGY TRUST

**PRO FORMA CONSOLIDATED STATEMENT OF DISTRIBUTABLE CASH**
**For the Year Ended December 31, 2001**
**(Unaudited)**

| | Pro forma Focus Energy Trust |
|---|---|
| **Net income for the period** | $17,463,848 |
| Add (deduct): | |
| Depletion and depreciation | 15,726,308 |
| Provision for site restoration | 629,000 |
| Future income taxes | 12,610,148 |
| Non-cash administrative expenses (Note 2(f)) | 691,000 |
| **Cash from operations for the period** | 47,120,304 |
| Add (deduct): | |
| Reclamation fund contribution (Note 2(j)) | (629,000) |
| Capital expenditures (Note 2(l)) | (27,597,587) |
| Funds drawn from debt and working capital (Note 2(k)) | 20,644,000 |
| **Distributable cash** | $39,537,717 |
| **Weighted average number of Total Trust Units** (Note 2(m)) | 29,506,955 |
| **Distributable cash per Trust Unit** (Note 2(o)) | $1.34 |

*See accompanying notes*

FOCUS ENERGY TRUST

**PRO FORMA CONSOLIDATED BALANCE SHEET**
**As at March 31, 2002**
**(Unaudited)**

| | Focus Energy Trust | Storm Energy Inc. | Pro forma Adjustments (Note 2) | | Pro forma Focus Energy Trust |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current** | | | | | |
| Cash | $200 | | | | $ 200 |
| Accounts receivable | - | 27,964,809 | (4,135,128) | 2(b) | 23,829,681 |
| Prepaid expenses | - | 1,437,055 | (597,582) | 2(b) | 839,473 |
| | 200 | 29,401,864 | | | 24,669,354 |
| **Capital assets** | - | 215,497,892 | (46,734,412) | 2(a) | 168,763,480 |
| | $200 | 244,899,756 | | | $193,432,834 |
| **LIABILITIES** | | | | | |
| **Current** | | | | | |
| Accounts payable and accrued liabilities | $ - | 38,439,189 | (5,904,370) | 2(b) | $32,534,819 |
| Revolving credit facility | - | 65,929,350 | (23,394,285) | 2(c) | 42,535,065 |
| | - | 104,368,539 | | | 75,069,884 |
| **Provision for site restoration** | - | 2,619,352 | (1,857,241) | 2(h) | 762,111 |
| **Future income tax** | - | 39,856,264 | 13,210,921 | 2(i) | 53,067,185 |
| **Unitholders' equity** | | | | | |
| Unitholders' equity | 200 | 39,586,381 | 24,947,073 | 2(n) | 64,533,654 |
| Retained earnings | - | 58,469,220 | (58,469,220) | 2(n) | - |
| | $200 | 244,899,756 | | | $193,432,834 |

*See accompanying notes*

(signed) "*Derek Evans*"

Director

(signed) "*Matthew J. Brister*"

Director

FOCUS ENERGY TRUST

PRO FORMA CONSOLIDATED BALANCE SHEET
As at December 31, 2001
(Unaudited)

| | Focus Energy Trust | Storm Energy Inc. (Audited) | Pro forma Adjustments (Note 2) | | Pro forma Focus Energy Trust |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current** | | | | | |
| Cash | $200 | | | | $ 200 |
| Accounts receivable | - | 11,547,637 | (2,889,092) | 2(b) | 8,658,545 |
| Prepaid expenses | - | 1,327,909 | (543,964) | 2(b) | 783,945 |
| | 200 | 12,875,546 | | | 9,442,690 |
| **Capital assets** | - | 195,006,440 | (43,035,904) | 2(a) | 151,970,536 |
| | $200 | 207,881,986 | | | $161,413,226 |
| **LIABILITIES** | | | | | |
| **Current** | | | | | |
| Accounts payable and accrued liabilities | $ - | 23,856,894 | (4,450,852) | 2(b) | $ 19,406,042 |
| **Long term debt** | - | 55,008,909 | (19,519,290) | 2(c) | 35,489,619 |
| **Provision for site restoration** | - | 2,192,486 | (1,639,328) | 2(h) | 553,158 |
| **Future income tax** | - | 35,768,729 | 14,722,633 | 2(i) | 50,491,362 |
| **Unitholders' equity** | | | | | |
| Unitholders' equity | 200 | 39,378,878 | 16,093,967 | 2(n) | 55,473,045 |
| Retained earnings | - | 51,676,090 | (51,676,090) | 2(n) | - |
| | $200 | 207,881,986 | | | $161,413,226 |

*See accompanying notes*

FOCUS ENERGY TRUST

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

## 1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheets as at March 31, 2002 and December 31, 2001 and the pro forma consolidated statements of operations and the pro forma consolidated statements of distributable cash for the three months ended March 31, 2002 and the year ended December 31, 2001 (the "Pro Forma Statements") have been prepared to reflect the proposed Plan of Arrangement to convert Storm Energy Inc. ("Storm") from a corporation focused on oil and natural gas exploration and production into two new entities: (i) Storm Energy Ltd. ("ExploreCo") a public corporation concentrating on the exploration and development of oil and natural gas reserves and (ii) Focus Energy Trust (the "Trust") a trust entity which will distribute a substantial portion of cash to its unitholders. FET Resources Ltd. ("AmalgamationCo"), a wholly-owned subsidiary of the Trust will hold a working interest in certain oil and gas properties of Storm.

The Pro Forma Statements include the accounts of the Trust, certain partnership interests and its wholly-owned subsidiary AmalgamationCo.

The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheets give effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at the end of the periods and the pro forma consolidated statements of operations and pro forma consolidated statements of distributable cash give effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at the beginning of the periods. The pro forma consolidated statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Distributable cash is not an earnings measurement recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash in other similar trust entities.

Accounting policies used in the preparation of the Pro Forma Statements are consistent with those used in the audited consolidated financial statements of Storm as at December 31, 2001 and for the year ended December 31, 2001 and the unaudited consolidated financial statements as at March 31, 2002 and for the three months ended March 31, 2002 ("Storm Historical Financial Statements"). The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the Storm Historical Financial Statements, the balance sheet of the Trust and the Statements of Revenues and Operating Expenses of the ExploreCo Assets included elsewhere in this Information Circular. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

## 2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Under the Plan of Arrangement, Storm will be acquired by AcquisitionCo, the consideration being shares in ExploreCo and units of Focus Energy Trust. As the former Storm shareholder group will own ExploreCo and the Trust (including its wholly-owned subsidiary company AmalgamationCo), no adjustment to carrying values of the assets and liabilities of Storm is required to account for the transaction.

The Pro Forma Statements give effect to the following assumptions and adjustments:

a. Under the Plan of Arrangement, the properties held within the consolidated entity of Storm will be transferred such that ExploreCo will hold a 60% working interest in certain oil properties and a 100% interest in exploration properties and AmalgamationCo will hold a 40% working interest in certain oil properties and 100% working interest in certain gas properties in eastern British Columbia and certain gas properties in Alberta. The net book value of capital assets of Storm has been allocated to AmalgamationCo based on the portion of established oil and gas reserves allocated to AmalgamationCo as determined by independent reserve engineers.

b. Working capital has been allocated based on the historical operations of Storm and adjusted for those balances associated with the ExploreCo Assets.

c. As part of the Plan of Arrangement, the outstanding debt of Storm will be allocated between the two new entities in a 36/64 ratio between ExploreCo and AmalgamationCo. New bank credit facilities will be arranged with Storm's financial institution for each ExploreCo and AmalgamationCo. Accordingly, the interest has been recalculated based on the allocated debt proportions adjusted for cash flow and capital expenditures during the period. To comply with a disclosure change introduced by the Canadian Institute of Chartered Accountants, the outstanding debt has been reclassified from a long-term obligation as at December 31, 2001, to a current liability as at March 31, 2002.

d. Other income relate to the facilities and properties allocated to AmalgamationCo.

e. Pursuant to the Technical Services Agreement, AmalgamationCo will pay to ExploreCo in respect of the management, development, exploitation and operations of the properties being transferred to AmalgamationCo a fee of $350,000 per month. The agreement will terminate on June 30, 2003. Direct general and administrative expenses include executive compensation for three officers of AmalgamationCo and other expenses of $50,000 per quarter relating to expenses of operating a separate public entity.

f. The Executive Bonus Plan provides for a payment of 2.5% of Net Production Revenue (as defined in the Plan) for the period. The amount is to be settled half in cash and half through the issuance of Trust Units.

g. Depletion and depreciation has been adjusted to reflect the application of the appropriate unit-of production rate for the full cost pool allocated to AmalgamationCo based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers. Depreciation related to facilities has been calculated on a straight-line basis using the net book values of facilities allocated to AmalgamationCo.

h. The provision for site restoration and abandonment on the pro forma consolidated balance sheets has been allocated based on the historical provisions related to the facilities and properties allocated to AmalgamationCo.

i. Future income tax has been calculated using the historical effective tax rate of Storm (March 31, 2001 - 39.8% and December 31, 2001 - 41.5%). The provision for current taxes would be eliminated under the new structure. Large corporations tax has been allocated on a proportionate basis.

The future tax liability on the pro forma consolidated balance sheets arises as a result of AmalgamationCo having a greater net book value of assets and liabilities than the associated tax basis.

j. Pursuant to the NPI Agreement, the Trust will establish a reclamation fund to fund the payment of environmental and final site restoration costs for the assets acquired through the Plan of Arrangement. The reclamation fund will be funded by AmalgamationCo and owned by the Trust. Annual contributions, less current year site reclamation and abandonment costs, are such that currently estimated future environmental and reclamation obligations associated with the properties will be funded after 20 years. The contribution rate has been estimated at $0.26 per boe of proven reserves, based on currently estimated future environmental and reclamation obligations, net of salvage, of $6.8 million.

k. The adjustment for funds drawn from debt and working capital reflects that the significant capital program on the properties during the period is included in the outstanding debt of Storm that is being allocated to AmalgamationCo as part of the Plan of Arrangement. Future capital expenditures of AmalgamationCo will be funded primarily from the reinvestment of approximately 15% of annual cash from operations, with debt providing additional funding. AmalgamationCo will have capital programs concentrated in the first quarter of the year due to many development properties having winter only access. In this situation, debt is used to finance a portion of the capital programs and will be reduced from cash flows generated in subsequent quarters.

l. Capital expenditures are based on historical capital expenditures of Storm incurred on facilities and properties to be owned by AmalgamationCo.

m. The net income and distributable cash per Total Trust Unit have been based on the following historical weighted average number of shares of Storm, which assumes the exercise of all outstanding options:

| | |
|---|---|
| December 31, 2001 | 29,506,955 |
| March 31, 2002 | 29,943,475 |

No new options are assumed to be issued during the period. The actual number of Total Trust Units outstanding after the Plan of Arrangement will depend on the number of options that are exercised and converted into Trust Units or Exchangeable Shares. In this regard, under the Plan of Arrangement Optionholders can elect as follows:

(a) exercise their options and receive Common Shares of Storm which will be exchanged for common shares in ExploreCo and Trust Units and/or Exchangeable Shares or;

(b) have their options purchased by Storm at a price equivalent to the "in the money" value of the option

Under (a) above exercise of the full amount of outstanding options at a representative weighted average trading price at the respective period ends would result in the receipt of option proceeds of $11,881,325 at March 31, 2002 and $8,609,088 at December 31, 2001. Under (b) above the purchase of the options at a representative weighted average trading price would result in aggregate amounts payable to Optionholders at the respective period ends of $17,444,588 at March 31, 2002 and $8,928,980 at December 31, 2001. None of these amounts are included in the consolidated pro forma balance sheets of Focus Energy Trust.

n. Unitholders' equity includes both Trust Units and Exchangeable Shares to be issued under the Plan of Arrangement.

o. Essentially all of the distributable amount received by unitholders will be taxed as ordinary income.

p. Costs related to the Plan of Arrangement have not been included in the accompanying Pro Forma Statements.

## SCHEDULE B

## BALANCE SHEET OF TRUST AS AT JULY 15, 2002

**AUDITORS' REPORT**

To the Trustee of
Focus Energy Trust:

We have audited the balance sheet of Focus Energy Trust as at July 15, 2002. This financial statement is the responsibility of the Focus Energy Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statement presents fairly, in all material respects, the financial position of Focus Energy Trust as at July 15, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
July 15, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

FOCUS ENERGY TRUST

BALANCE SHEET

| As at | July 15, 2002 |
| --- | --- |
| **ASSETS** | |
| **Current** | |
| Cash | $200 |
| | $200 |
| **UNITHOLDER'S EQUITY** | |
| **Unitholder's equity** | |
| Unitholder's equity | $200 |
| | $200 |

*See accompanying notes*

On behalf of the Board of AmalgamationCo:

(signed) "*Derek Evans*"

Director

(signed) "*Matthew J. Brister*"

Director

FOCUS ENERGY TRUST

NOTES TO FINANCIAL STATEMENT

## 1. FORMATION AND FINANCIAL PRESENTATION

Focus Energy Trust (the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated July 15, 2002. The Trust will be managed by FET Resources Ltd. ("AmalgamationCo"), a wholly-owned subsidiary of the Trust.

The financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

## 2. UNITHOLDERS' EQUITY

*a. Authorized*

An unlimited number of Trust Units

*b. Issued*

| | Number of Units | Consideration $ |
|---|---|---|
| **Trust Units** | | |
| Balance as at July 15, 2002 | – | – |
| Issued upon settlement | 1 | 200 |
| **Balance as at July 15, 2002** | **1** | **200** |

## 3. SUBSEQUENT EVENT

Coincident with the Plan of Arrangement involving Storm Energy Inc. ("Storm"), Storm Energy Ltd., AcquisitionCo and the Trust, Storm and AcquisitionCo will amalgamate to form AmalgamationCo, which will be a wholly-owned subsidiary of the Trust. The Trust will become the holder of all of the issued and outstanding Notes of AmalgamationCo and will make cash distributions to Unitholders from interest income or repayment of Notes received from AmalgamationCo and from income generated under the NPI Agreements. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by the end of August 2002.

## APPENDIX "C"

## Glossary Of Terms

The following is a glossary of certain terms used in this Information Circular including the Summary hereof.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo**" means FET Resources Ltd., a wholly owned subsidiary of the Trust;

"**AEPEA**" means the *Alberta Environmental Protection and Enhancement Act*;

"**Affiliate**" or "**Associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**AmalgamationCo**" means FET Resources Ltd., the corporation resulting from the amalgamation of Storm and AcquisitionCo pursuant to the Arrangement;

"**Ancillary Rights**" means (i) the optional exchange rights granted to the Trustee for the use and benefit of the holders of Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Trust to exchange or purchase, as the case may be, or cause a Trust Subsidiary to exchange or purchase, Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event, or upon a Call Right being exercisable and the Trust and AmalgamationCo electing not to exercise such Call Right and (ii) the Special Voting Right;

"**Applicable Laws**" means applicable corporate and securities laws and rules of applicable stock exchanges;

"**Appraised Redemption Price**" means the price per Trust Unit equal to 90% of the fair market value of a Trust Unit as determined by AmalgamationCo for the purposes of effecting a redemption of Trust Units;

"**Arrangement**" means the proposed arrangement, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of July 16, 2002, among Storm, AcquisitionCo, the Trust and ExploreCo pursuant to which Storm, AcquisitionCo, the Trust and ExploreCo have proposed to implement the Arrangement, a copy of which is attached as Appendix C to this Information Circular, including any amendments thereto;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular to be voted upon by Shareholders and Optionholders at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

"**board of directors**" means the board of directors of Storm;

"**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively, as such terms are defined in the Exchangeable Share Provisions;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar, pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Closing**" means the completion of the transactions contemplated in the Arrangement Agreement;

"**Common Shares**" means Common Shares in the capital of Storm;

"**control**" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"**Conveyance Documents**" means all documents pursuant any part of the ExploreCo Conveyance will be effected;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Current Market Price of a Trust Unit**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the ten (10) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of AmalgamationCo for such purpose; provided, however, that if in the opinion of the board of directors of AmalgamationCo the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of AmalgamationCo, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding;

"**Depositary**" means Valiant Trust Company at its offices referred to in the Letter of Transmittal and Election Form;

"**Dissent Rights**" means the right of a Shareholder and an Optionholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

"**Dissenting Securityholders**" means registered holders of Securities who validly exercise the rights of dissent provided to them under section 191 of the ABCA and the Interim Order;

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units and Exchangeable Shares;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a business day, on the next business day thereafter);

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Election Deadline**" means 4:30 p.m.(Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

"**Eligible Institution**" means: (i) in Canada and the United States, a Canadian chartered bank, a trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States, or a member firm of the TSX, the Montreal Exchange, the TSX Venture Exchange, a national securities exchange in the United States or the National Association of Securities Dealers, Inc.; (ii) in the United Kingdom, a member of the London Stock Exchange or a national banking institution; (iii) in continental Europe, a commercial bank or trust company having an office or agency in continental Europe and a firm that is a member of the Paris Stock Exchange, the Frankfurt Stock Exchange, the Amsterdam Stock Exchange or the Brussels Stock Exchange; or (iv) a member of a recognized Medallion Program (STAMP), (SEMP) or (MSP);

"**Exchange Ratio**" means the exchange ratio used to determine the number of Trust Units a holder of Exchangeable Shares is entitled to receive upon an exchange of such shares, and at any time and in respect of each Exchangeable Share, shall initially be equal to one, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by: (i) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price of a Trust Unit on the first business day following the Distribution Record Date for such Distribution; and (ii) decreasing the Exchange Ratio on each record date for the payment of dividends to holders of Exchangeable Shares by AmalgamationCo, if any, by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven (7) business days prior to that dividend record date. The Exchange Ratio shall also be adjusted in the event of certain other reorganizations or distributions in respect of the Trust Units as necessary on an economic equivalency basis;

"**Exchangeable Shares**" means the Series A Exchangeable Shares in the capital of AcquisitionCo;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form attached as Appendix D to this Information Circular;

"**Executive Bonus Plan**" means the Executive Bonus Plan of AmalgamationCo to be approved at the Meeting, a copy of which is attached as Appendix N to this Information Circular;

"**Exercise Price Differential**" means, in respect of an Option, the amount by which the Option Weighted Average Trading Price exceeds the exercise price of such Option;

"**ExploreCo**" means Storm Energy Ltd., a corporation incorporated pursuant to the ABCA and presently a wholly-owned subsidiary of Storm;

"**ExploreCo Assets**" means the assets transferred, directly or indirectly, by Storm to ExploreCo coincident with the Arrangement becoming effective, which assets include, without limitation, certain oil and natural gas properties and related assets, all of the outstanding shares of Redearth, a portion of Storm's interest in the Redearth Net Profits Interest, employees of Storm, office furnishings and leasehold improvements;

"**ExploreCo Conveyance**" means all of the transactions between and among any of Storm, AcquisitionCo, ExploreCo and their respective direct or indirect Subsidiaries pursuant to which the ExploreCo Assets and related liabilities are conveyed, directly or indirectly, to ExploreCo;

"**ExploreCo Share Consideration**" means the consideration in the form of Series B Notes to be received pursuant to section 3.1 of the Plan and which will be subsequently exchanged for ExploreCo Shares pursuant to section 3.1 of the Plan;

"**ExploreCo Shares**" means the common shares in the capital of ExploreCo;

"**ExploreCo Stock Option Plan**" means the stock option plan of ExploreCo to be approved at the Meeting, a copy of which is attached as Appendix L to this Information Circular;

"**Fairness Opinion**" means the opinion of TD Securities Inc. dated July 16, 2002, a copy of which is attached as Appendix G to this Information Circular;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Holder**" means a registered holder of Securities immediately prior to the Effective Date or any person who surrenders to Valiant Trust Company certificates representing Securities duly endorsed for transfer to such person;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this information circular and proxy statement dated July 16, 2002, together with all appendices hereto, distributed by Storm in connection with the Meeting;

"**Insolvency Event**" means the institution by AmalgamationCo of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of AmalgamationCo to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by AmalgamationCo to contest in good faith any such proceedings commenced in respect of AmalgamationCo within fifteen (15) days of becoming aware thereof, or the consent by AmalgamationCo to the filing of any such petition or to the appointment of a receiver, or the making by AmalgamationCo of a general assignment for the benefit of creditors, or the admission in writing by AmalgamationCo of its inability to pay its debts generally as they become due, or AmalgamationCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to Section 6.6 of the Exchangeable Share Provisions;

"**Interim Order**" means the Amended Interim Order of the Court dated July 16, 2002 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Storm therefor, a copy of which order is attached as Appendix B to this Information Circular;

"**Letter of Transmittal and Election Form**" means the Letter of Transmittal and Election Form enclosed with this Information Circular pursuant to which a Shareholder is required to deliver certificates representing Common Shares, and may elect to receive on completion of the Arrangement, in addition to the ExploreCo Shares, Trust Units or Exchangeable Shares, or a combination thereof for its Common Shares;

"**Managed Entity**" means any corporation, trust or other entity directly or indirectly owned by the Trust or AmalgamationCo, and includes, without limitation, each of the Trust, AmalgamationCo and FET Gas Production Inc.;

"**Market Redemption Price**" means the price per Trust Unit equal to the lesser of (i) 90% of the "market price", as calculated under the Trust Indenture, of the Trust Units on the principal market on which the Trust Units are tendered to the Trust for redemption; and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption;

"**Meeting**" means the special meeting of Shareholders and Optionholders to be held on August 20, 2002 and any adjournment(s) thereof to consider and to vote on the Arrangement Resolution;

"**NAFTA**" means the North American Free Trade Agreement;

"**NEB**" means the National Energy Board;

"**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Notes**" means the unsecured, subordinate promissory notes issuable by AcquisitionCo under the Arrangement having substantially the terms summarized in Schedule A to Exhibit 1 to the Plan;

"**Notice of Meeting**" means the Notice of Special Meeting which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition by Storm to the Court for the Final Order which accompanies this Information Circular;

"**NPI Agreement**" means the net profits interest agreement to be entered into between AmalgamationCo and the Trust coincident with the Arrangement becoming effective;

"**Oil and Natural Gas Properties**" or "**properties**" means the working, royalty or other interests of Storm or AmalgamationCo, as the case may be, in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by Storm or AmalgamationCo, as the case may be, from time to time;

"**Option Common Shares**" means Common Shares held by a Shareholder who acquired such Common Shares on the exercise of an option in circumstances such that subsection 7(1.1) or (8) of the Tax Act applied and which the Option Shareholder has elected pursuant to the Option Shareholder Letter of Transmittal and Election Form to exchange as contemplated by section 3.1(e) of the Plan;

"**Option Ratio**" has the meaning ascribed thereto in the Plan;

"**Option Shareholder**" means a holder of Option Common Shares;

"**Option Shareholder Letter of Transmittal and Election Form**" means the letter of transmittal and election form available to Option Shareholders for making their election to receive, in addition to the ExploreCo Share Consideration, Trust Units or Exchangeable Shares or a combination thereof, in exchange for their Option Common Shares;

"**Option Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the TSX over the five (5) consecutive trading days ending on the trading day next preceding the date of the Meeting by (ii) the total number of Common Shares sold on such stock exchange during such period;

"**Optionholders**" means the holders of Options;

"**Options**" means, collectively, all outstanding options to purchase Common Shares pursuant to Storm's existing stock option plan or otherwise;

"**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders and the holder of the Special Voting Right by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders and the holder of the Special Voting Right present in person or represented by proxy at the meeting;

"**Paddock**" means Paddock Lindstrom & Associates Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

"**Paddock Report**" means the independent engineering evaluation of Storm's oil, NGL and natural gas interests prepared by Paddock dated February 12, 2002 and effective December 31, 2001;

"**Paddock ExploreCo Report**" means the independent engineering evaluation of certain oil, NGL and natural gas interests to be acquired by ExploreCo prepared by Paddock dated June 13, 2002 and effective June 1, 2002;

"**Paddock Trust Report**" means the independent engineering evaluation of certain oil, NGL and natural gas interests to be acquired by the Trust prepared by Paddock dated June 13, 2002 and effective June 1, 2002;

"**Partnership**" means the partnership among ExploreCo, Redearth and AmalgamationCo with respect to the Redearth Assets;

"**Partnership Agreement**" means the agreement among ExploreCo, Redearth and AmalgamationCo pursuant to which the Partnership will be formed;

"**Permitted Investments**" means (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan**" means the plan of arrangement attached as Exhibit 1 to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Properties**" means Canadian resources properties as defined in the Tax Act;

"**Pro Rata Share**" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when such a number is divided by the total number of all Trust Units that are issued and outstanding at that time;

"**Ratio**" has the meaning given to such word in the Plan;

"**Record Date**" means the close of business on July 8, 2002;

"**Redearth**" means Redearth Energy Inc., a wholly-owned subsidiary of Storm;

"**Redearth Assets**" means the oil and natural gas properties owned by Redearth in the Red Earth area of Alberta;

"**Redearth Net Profits Interest**" means the net profits interest payable by Redearth in respect of the Redearth Assets;

"**Redemption Notes**" means the promissory notes issuable by Trust under the Trust Indenture having terms and conditions substantially identical to those of the Notes as more particularly described in Appendix I to this Information Circular;

"**Registrar**" means the Registrar of Corporations duly appointed under the ABCA;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Securities**" means the Common Shares and the Options;

"**Securityholders**" means the Shareholders and Optionholders;

"**Series B Notes**" means the unsecured promissory notes issuable by AcquisitionCo under the Arrangement having substantially the terms summarized in Schedule B to Exhibit 1 to the Plan;

"**Shareholders**" means the holders of Common Shares;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Right who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Right;

"**Special Voting Right**" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Storm**" means Storm Energy Inc., a corporation amalgamated pursuant to the ABCA;

"**Subsequent Investment**" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"**Support Agreement**" means the support agreement to be entered into between the Trust and AcquisitionCo on the Effective Date substantially in the form attached as Appendix E to this Information Circular;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Tax Act**" means the *Income Tax Act* (Canada);

"**Tax-Exempt Shareholder**" means a holder of Common Shares that is exempt from tax under Part I of the ITA;

"**Technical Services Agreement**" means the agreement to be entered into on the Effective Date between ExploreCo and AmalgamationCo, pursuant to which ExploreCo will provide certain services to AmalgamationCo;

"**$000s**" means thousands of dollars;

"**Trust**" means Focus Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"**Trust Subsidiary**" means FET ExchangeCo Ltd., a wholly-owned subsidiary of the Trust;

"**Trust Indenture**" means the trust indenture dated as of July 15, 2002 between Valiant Trust Company and Storm;

"**Trust Unit**" or "**Unit**" means a unit of the Trust;

"**Trust Unit Consideration**" means the consideration in the form of Notes to be received on the election of a holder of Common Shares pursuant to section 3.1 of the Plan and which will be subsequently exchanged for Trust Units pursuant to section 3.1 of the Plan;

"**Trust Unitholders**" or "**Unitholders**" means holders from time to time of the Trust Units;

"**Trustee**" means Valiant Trust Company, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Unit Rights Incentive Plan**" means the Unit Rights Incentive Plan of the Trust to be approved at the Meeting, a copy of which is attached as Appendix M to this Information Circular;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**U.S. Person**" means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

"**U.S. Shareholder**" means any Shareholder who is, at the Effective Time, either in the United States or a U.S. Person;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date substantially in the form attached as Appendix F to this Information Circular;

"**Voting and Exchange Agreement Trustee**" means Valiant Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder;

"**Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the TSX over the five (5) consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Common Shares sold on such stock exchange during such period;

"**1933 Act**" means the United States Securities Act of 1933, as amended; and

"**1934 Act**" means the United States *Securities Exchange Act of 1934*, as amended.

**Conventions**

Certain terms used herein are defined in the "*Glossary*". Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

September 19, 2002

**For Immediate Release**

**Focus Energy Trust - FET.UN –TSX**
**FET Resources Ltd. - FTX -TSX**
**Storm Energy Ltd - SEM – TSX**

**Plan of Arrangement – Estimate of Value of Components**

On August 23, 2002 Storm Energy Inc (SME – TSX) completed a Plan of Arrangement ("the Plan") under the provisions of Section 193 of the Business Corporations Act (Alberta). The Plan of Arrangement was the subject of a press release dated June 14, 2002 and of an Information Circular ("the Circular") dated July 16, 2002. Shareholders of Storm Energy Inc approved the Plan at a Special Meeting of Securityholders on August 20, 2002 with Court approval being received and closing procedures being executed shortly thereafter.

In accordance with the Plan the assets and liabilities of Storm Energy Inc. ("Old Storm") were allocated between two successor entities, Storm Energy Ltd., a smaller oil and gas exploration and production company, and Focus Energy Trust, an income trust holding long life reserves capable of sustaining a high and consistent level of cash distributions.

During the five days trading ending on the day prior to the Special Meeting of Securityholders the average trading value of the shares of Old Storm on the TSX was $13.60. In light of the full dissemination of information in the Circular which accompanied the Plan, and based on the division of the assets and liabilities of Old Storm between the successor entities, the average trading value of $13.60 of Storm Energy Inc. immediately prior to the Plan of Arrangement is allocable thus:

| | |
|---|---|
| Focus Energy Trust – (FET.UN -TSX) **or**<br>FET Resources Ltd. Exchangeable Shares – (FTX – TSX) | $10.19 (75%) |
| Storm Energy Ltd. – (SEM – TSX) | $3.41 (25%) |

The allocation will have certain federal income tax consequences to shareholders of Old Storm as more fully described on page 30 et seq of the Circular. Although management of Focus Energy Trust and the former management of Old Storm believe the above allocation has been established using appropriate valuation procedures, they make no explicit or implicit representation as to its accuracy and note that it is not binding on any party and, in particular, it has not been accepted by or reviewed with Canada Customs

and Revenue Agency. In addition, although the relationship between the two components above could be used by shareholders to allocate the Adjusted Cost Base of their shares in Old Storm to the successor entities, other allocations may be equally valid. Shareholders are also cautioned that the trading prices of trust units of Focus Energy Trust, the exchangeable shares of FET Resources Ltd. and the common shares of Storm Energy Ltd. after completion of the Plan imply a different aggregate value and allocation. Correspondingly former shareholders of Old Storm are advised to seek independent tax advice which has due regard to their individual circumstances to determine the Adjusted Cost Base applicable to their holdings of the successor entities to Storm Energy Inc.

For further information please contact:

**Focus Energy Trust**

Derek Evans, President
William Ostlund, Chief Financial Officer
403 – 781 – 8409

**Storm Energy Ltd**

Matthew Brister, President
Donald McLean, Chief Financial Officer
403 – 264 – 3959

Forward Looking Information

Certain information set forth in this press release contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Focus Energy Trust and Storm Energy Ltd., including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of available qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward looking statements and, accordingly, no assurance can be given that any events anticipated by the forward looking statements will transpire or occur, or if any of them do, what benefits can be derived therefrom.

October 1, 2002

**For Immediate Release**

**Focus Energy Trust - FET.UN –TSX**
**FET Resources Ltd. - FTX -TSX**

**CALGARY, October 1, 2002** FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.00000 to 1.01098. Such increase will be effective on October 15, 2002.

The following are the details on the calculation of the Exchange Ratio:

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio ** | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| Sept. 30, 2002 | 1.00000 | $0.11 | $10.0153 | 0.01098 | Oct. 15, 2002 | 1.01098 |

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 – 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

For further information please contact:

**Focus Energy Trust**
**FET Resources Ltd.**

Derek Evans, President or
William Ostlund, Chief Financial Officer
at 403-781-8409

G:\058065\0001\Press Release Oct 1 #2.doc

## NEWS RELEASE

## FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR NOVEMBER 15, 2002

**Calgary, October 21, 2002** — Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution for the month of October in the amount of Cdn. $0.11 per trust unit will be paid on November 15, 2002 to unitholders of record on October 31, 2002. The ex-distribution date is October 29, 2002.

Focus Energy Trust is a natural gas weighted energy trust created through the re-organization of Storm Energy Inc. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

For further information, please contact:


Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

## FET RESOURCES LTD. – (TSX – FTX)
## STORM ENERGY LTD. – (TSX – SEM)

### Tax Information for Former Shareholders of Storm Energy Inc.

**Calgary, October 30, 2002** — Under the Plan of Arrangement involving Storm Energy Inc., Storm Energy Ltd., FET Resources Ltd. and Focus Energy Trust, which became effective August 23, 2002, shareholders of Storm Energy Inc. could elect to receive Series A Exchangeable Shares in the capital of FET Resources Ltd. as part of the consideration for their Common Shares in Storm Energy Inc.

The election to receive Series A Exchangeable Shares of FET Resources Ltd. provided shareholders of Storm Energy Inc. with an opportunity to defer all or part of any gain realized on the exchange of Common Shares of Storm Energy Inc. for consideration including Series A Exchangeable Shares in FET Resources Ltd. The election under Section 85 of the Income Tax Act (Canada) requires that certain filings have to be made by shareholders who wish to take advantage of this deferral opportunity, as more fully described in the Information Circular describing the Plan of Arrangement dated July 16, 2002.

Shareholders of Storm Energy Ltd. who made the required election under the Plan of Arrangement are advised that FET Resources Ltd. has distributed through Valiant Trust Company a **Tax Election Filing Package** which will facilitate completion of the required election forms.

Should you require further information please contact the undernoted:


William D. Ostlund
FET Resources Ltd.
Vice President Finance and
Chief Financial Officer
(403) 781-8409

or

Don McLean
Storm Energy Ltd.
Vice President Finance and
Chief Financial Officer
(403) 781-5345

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

November 1, 2002

**For Immediate Release**

**Focus Energy Trust - FET.UN –TSX**
**FET Resources Ltd. - FTX -TSX**

**CALGARY, November 1, 2002** FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.01098 to 1.02159. Such increase will be effective on November 15, 2002.

The following are the details on the calculation of the Exchange Ratio:

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio ** | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| October 31, 2002 | 1.01098 | $0.11 | $10.3647 | 0.01061 | November 15, 2002 | 1.02159 |

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 – 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

For further information please contact:

**Focus Energy Trust**
**FET Resources Ltd.**

Derek Evans, President or
William Ostlund, Chief Financial Officer
at 403-781-8409

## NEWS RELEASE

## FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR DECEMBER 16, 2002

**Calgary, November 20, 2002** — Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution for the month of November in the amount of Cdn. $0.11 per trust unit will be paid on December 16, 2002 to unitholders of record on November 30, 2002. The ex-distribution date is November 27, 2002.

Focus Energy Trust is a natural gas weighted energy trust created through the re-organization of Storm Energy Inc. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

For further information, please contact:


Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

# Focus Energy Trust Q3 Interim Report and Financial Statements for Three and Nine Months Ended September 30, 2002

## Consolidated Highlights

**Calgary, Alberta — November 29, 2002** Focus Energy Trust ("the Trust") is pleased to report to unitholders its consolidated financial and operating results for its first 39 days of operation.

As Focus is the successor organization to Storm Energy Inc., information for the three and nine months ended September 30, 2002, along with comparative information for the respective periods in 2001 is provided.

| ($000s, except where noted) | August 23 to September 30 2002 | Three months ended September 30 2002 | Three months ended September 30 2001 | Nine months ended September 30 2002 | Nine months ended September 30 2001 |
|---|---|---|---|---|---|
| **FINANCIAL** | | | | | |
| Oil and gas revenue | 8,908 | 25,869 | 29,768 | 90,170 | 107,096 |
| Cash flow from operations | 5,170 | 232 | 17,752 | 40,180 | 62,470 |
| Per share – basic | $ 0.18 | $ 0.01 | $ 0.64 | $ 1.43 | $ 2.26 |
| – diluted | $ 0.18 | $ 0.01 | $ 0.62 | $ 1.43 | $ 2.18 |
| Net income | 1,442 | (4,885) | 6,130 | 10,651 | 24,872 |
| Per share – basic | $ 0.05 | $ (0.17) | $ 0.22 | $ 0.38 | $ 0.90 |
| – diluted | $ 0.05 | $ (0.17) | $ 0.21 | $ 0.38 | $ 0.87 |
| Cash distribution per unit declared | $ 0.11 | | | | |
| Capital expenditures, net | 481 | 6,101 | 13,047 | 36,474 | 47,119 |
| Indebtedness (incl. working capital) | 38,076 | | | 38,076 | 62,760 |
| Common shares outstanding (000s) | | | | | |
| Basic | | | | | 27,707 |
| Diluted | | | | | 29,951 |
| Trust units outstanding (incl. exchangeable shares) (000s) | | | | | |
| Basic | | 28,736 | | | 28,736 |
| Diluted | | 29,016 | | | 29,016 |

| | | | | | |
|---|---|---|---|---|---|
| **OPERATIONS** | | | | | |
| Average daily production | | | | | |
| Crude oil and NGLs (bbls/d) | 3,049 | 4,871 | 6,261 | 6,142 | 6,281 |
| Natural gas (Mcf/d) | 26,101 | 30,103 | 23,339 | 32,115 | 22,281 |
| Barrels of oil equivalent (@ 6:1) | 7,400 | 9,888 | 10,151 | 11,494 | 9,995 |
| Average product prices received | | | | | |
| Crude oil (CDN$/bbl) | 44.15 | 42.03 | 39.04 | 37.66 | 40.90 |
| Hedge gain (loss) (CDN$/bbl) | (5.32) | (2.01) | (0.18) | (0.54) | (0.06) |
| Natural gas (CDN$/Mcf) | 3.43 | 2.67 | 2.74 | 3.07 | 6.50 |
| Hedge gain (loss) (CDN$/Mcf) | 0.87 | 0.08 | 0.70 | 0.20 | (0.40) |
| Netback per barrel (incl. hedging) per BOE | 20.27 | 17.69 | 20.55 | 18.63 | 28.58 |
| Wells drilled | | | | | |
| Gross | – | 7.0 | 15.0 | 31.0 | 34.0 |
| Net | – | 6.8 | 13.5 | 22.8 | 27.5 |
| Success rate | | 59% | 73% | 71% | 68% |

## Message to the Unitholders

### Creation of Focus

On August 20, 2002 the shareholders of Storm Energy Inc. approved the Plan of Arrangement which resulted in Focus Energy Trust commencing operations on August 23, 2002. Focus Energy Trust Units and the Exchangeable shares of FET Resources Ltd., a wholly owned subsidiary of Focus Energy Trust, starting trading on the Toronto Stock Exchange August 29, 2002 under the trading symbols of FET.UN and FTX respectively. Monthly cash distributions to Unitholders commenced on October 15th.

### Strengths of Focus

Focus has a quality asset base, an experienced management team, and the necessary financial strength and discipline to deliver profitable results to our Unitholders.

The Trust has, and will continue to benefit from, an excellent asset base with an established reserve life index of 9.9 years and a low production decline rate of approximately 16%. Our Trust is heavily weighted towards natural gas, with 73% of established reserves consisting of natural gas. Light sweet 38 °API crude oil makes up the remaining reserves. These properties have has the lowest operating cost structure in the oil and gas trust sector and enjoy the high netbacks associated with natural gas and light crude oil. These high working interest assets are predominately operated by the Trust, ensuring that operating and capital cost efficiencies are maintained.

A unique strength of Focus is an asset base which has a significant number of development opportunities for bringing on new natural gas production. These development opportunities should allow Focus to maintain current production levels through to the end of 2003 with the investment equal to approximately 20% of cash flow.

Value will be added to this asset base by a management team that brings to the table a successful track record in acquisitions, exploitation of assets, operating and financial management. Unitholders benefit from an internalized management who are all full-time employees of the Trust. Core members of the management team are in place, and Focus will further strengthen the

team in the coming year as it takes on additional operational responsibilities and pursues growth opportunities.

The Trust has a very strong board of directors with extensive experience in oil and gas operations, corporate governance, and financial management. As Directors and management own approximately 18% of the Trust units, their interests are directly aligned with all Unitholders.

Focus has the financial strength and experience to take advantage of acquisition opportunities. This financial strength is demonstrated by a debt to cash flow ratio of approximately 0.7 times, compared with an industry average of 1.5 times. Focus currently has a significant number of Exchangeable shares outstanding for which there are no monthly cash distributions, and for which cash remains with the Trust. The holders of the Exchangeable shares receive their value increase through an adjustment of the exchange ratio. This structure provides Focus with a funding mechanism for the reduction of debt or for additional capital expenditures. We are committed to ensuring a sound financial footing and the conservative use of debt.

**Our First 39 Days**

For the 39-day period of August 23 to September 30, the Trust reports cash flow from operations of $5.2 million, or $0.18 per Unit. Focus benefited from gas prices that have strengthened from the summer lows and the ongoing war premium imbedded in the crude oil prices. Our average production volume for this 39-day period was 7,400 BOE per day. Production was heavily impacted by the shut-in of 8,600 Mcf per day of natural gas for a 29-day period due to a plant expansion at Fort Nelson. This outage was anticipated, and volumes resumed as soon as that plant resumed operations. Current production is in excess of 8,400 BOE per day.

Our capital program commenced during this period with the re-completion and tie-in of a suspended gas well, and set-up costs associated with the winter development program. The winter drilling program at Tommy Lakes in northeast British Columbia is well underway and we look forward to bringing on new production for under $10,000 per flowing BOE. Capital expenditures are concentrated in the winter drilling program which is fully defined. This program is indicative of the disciplined and managed approach Focus will bring to its drilling and acquisition programs.

**Outlook**
As we look forward, we are confident in our ability to maintain an average production rate of 8,400 BOE per day for 2003 with the investment of $12 million. Our capital program will be funded 75% from retained cash flow and 25% through debt.

The Trust's management team will continue to focus on surfacing value on the existing assets, and through application of our considerable experience and attention to detail, we will deliver consistent monthly distributions, maximize netbacks, and maintain our financial strength so as to be able to take advantage of accretive acquisition opportunities.

Be assured that your management team is patient, disciplined, and committed to enhancing Unitholder value by utilizing the broad depth and technical expertise of our small but dedicated team to provide consistent profitable results.

Sincerely,

"Derek W. Evans"
Director, President and Chief Executive Officer

"William D. Ostlund"
Vice President, Finance and Chief Financial Officer

## Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2002, the audited consolidated financial statements and MD&A for the year ended December 31, 2001, and the Information Circular and Proxy Statement distributed to shareholders of Storm Energy Inc. dated July 16, 2002. Barrels of oil equivalent (BOE) have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

**Reorganization per Plan of Arrangement Effective August 23, 2002**
On August 20, 2002, the shareholders of Storm Energy Inc. approved a corporate reorganization as described in the Plan of Arrangement dated July 16, 2002. This Plan of Arrangement became effective on August 23, 2002. For each share of Storm Energy Inc., shareholders received one unit of Focus Energy Trust or one Exchangeable share in FET Resources Ltd., a wholly owned subsidiary of Focus Energy Trust, and one share of Storm Energy Ltd., a new public exploration and production company. Focus Energy Trust and Storm Energy Ltd. are separate non-related public entities.
The Trust commenced operations on August 23, 2002 with the new legal structure and business mandate pursuant to the Trust Indenture dated July 15, 2002, and with a new management team. The Trust retained approximately 75% of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe, Alberta, as well as approximately 40% of the working interests in the oil producing areas in the Red Earth area of northern Alberta. This represented approximately 96% of the natural gas production and 46% of the oil production of Storm Energy Inc. prior to the Plan of Arrangement. FET Resources Ltd., a wholly owned subsidiary of the Trust, owns the oil and

natural gas properties, and is the legal successor company to Storm Energy Inc. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value.

The petroleum and natural gas assets transferred to Storm Energy Ltd. on August 23, 2002 represented approximately 54% of the working interests in the oil producing areas in the Red Earth area of northern Alberta, minor natural gas interests, and undeveloped lands. As part of the transaction, Storm Energy Ltd. assumed $22,551,983 of the net debt outstanding at August 23. The management team and employees of Storm Energy Inc. continued on with Storm Energy Ltd.

The financial statements for the three months ended September 30, 2002 reflect the operations and assets of Storm Energy Inc. for the 53 days prior to the implementation of the Plan of Arrangement, and the operations and assets of the Trust for 39 days from August 23 to September 30.

**Production Income**

Production volumes in 2002 were 11,811 BOE per day for the first quarter, 12,805 BOE per day for the second quarter, and 9,888 BOE per day for the third quarter. The decrease in production volume for the third quarter reflects the Plan of Arrangement being effective August 23, 2002, at which time 54% of the crude oil production and 4% of the natural gas production was transferred to Storm Energy Ltd. Daily production volumes to August 22, 2002 are higher than the comparable volumes of 2001 due to the exploration and development programs which emphasized growth in natural gas production.

The daily production volume of the Trust for the period of August 23 to September 30 was 7,400 BOE. The volume for this period was significantly impacted by a shut down of the Fort Nelson plant from August 27 to September 20 for a plant expansion. During this period, production volumes were reduced by approximately 8,600 Mcf per day. Gas production of the Trust returned to 33,000 Mcf per day when production through the Fort Nelson plant resumed.

Average product prices, before hedging adjustments, realized for the third quarter of 2002 were $42.03 per barrel for crude oil and $2.67 per Mcf of natural gas, compared with $39.04 per barrel of crude oil and $2.74 per Mcf of natural gas in the prior year. For the nine-month period to September 30, 2002, the realized price for crude oil was $37.66 per barrel and $3.07 per Mcf of natural gas. Comparable amounts for 2001 were $40.90 per barrel of crude oil and $6.50 per Mcf of natural gas.

**Hedging**

Production income for the third quarter includes a net loss of $580,099 relating to financial instruments associated with commodity and foreign exchange contracts. This net loss is a combination of a hedging loss on crude oil of $810,080 and a gain of $229,981 for financial instruments associated with natural gas.

For the nine months ended September 30, 2002 there was a hedging loss for crude oil of $822,130 and a gain of $1,770,384 for financial instruments associated with natural gas. This compares with a hedging loss for crude oil of $131,915 and a natural gas hedging loss of $2,433,085 for the nine months ended September 30, 2001.

For the period of August 23 to September 30, the Trust recorded a net hedging gain of $342,097 which consisted of a gain of $882,799 for financial instruments associated with natural gas, and a hedging loss for crude oil of $540,702. The hedging gain for natural gas includes $421,621 relating to the contract for a natural gas ceiling which is accounted for based on the mark-to-market value, and for which the mark-to-market liability was reduced by this amount during the period.

The Trust utilizes hedging of natural gas and crude oil to provide greater certainty and stability to distributions. A full description of the outstanding financial instruments for commodity and foreign exchange is contained in Note 5 of the unaudited interim consolidated financial statements for the nine months ended September 30, 2002. All of the commodity and foreign exchange contracts have been entered into with parties that represent minimal counterparty risk.

**Royalties**

Royalties as a percentage of production income amounted to 25.2% in the third quarter of 2002, the same rate as for the third quarter of 2001. For the first nine months of 2002, royalties were 23.4% of production income compared with 27.9% for the first nine months of 2001. The higher royalty rates reported in 2001 are indicative of the high prices for oil and gas which prevailed for the first part of 2001. Lower royalties in 2002 also reflect favourable royalty rates applicable to new wells.

**Production Expenses**
Production expenses for the nine months ended September 30, 2002 were $3.38 per barrel of oil equivalent. This represents a 14% reduction from the $3.95 per barrel of oil equivalent on average for 2001, with barrels of oil equivalent calculated at 6:1.

For the operations of the Trust from August 23 to September 30, production expenses were $3.19 per barrel of oil equivalent. The reduction in the operating expenses for the Trust is reflective of the gas-weighted property mix.

**Operating Netbacks**

| | August 23 to September 30, 2002 | July 1 to September 30, 2002 | January September 30, 2002 |
|---|---|---|---|
| Average daily production | | | |
| Crude oil and NGLs (bbls/d) | 3,049 | 4,871 | 6,142 |
| Natural gas (Mcf/d) | 26,101 | 30,103 | 32,115 |
| Barrels of oil equivalent (@ 6:1) | 7,400 | 9,888 | 11,494 |
| Average product prices received | | | |
| Crude oil (CDN$/bbl) | 44.15 | 42.03 | 37.66 |
| Hedge gain (loss) (CDN$/bbl) | (5.32) | (2.01) | (0.54) |
| Natural gas (CDN$/Mcf) | 3.43 | 2.67 | 3.07 |
| Hedge gain (loss) (CDN$/Mcf) | 0.87 | 0.08 | 0.20 |
| Netback | | | |
| Revenue (incl. hedging) | $ 30.87 | $ 28.44 | $ 28.74 |
| Royalties (net of ARTC) | (7.41) | (7.16) | (6.73) |
| Production expenses | (3.19) | (3.59) | (3.38) |
| Netback per BOE | $ 20.27 | $ 17.69 | $ 18.63 |

**Other Income**
Other income primarily consists of third-party processing fees for the processing of volumes. For the first nine months of 2002, other income totalled $964,526, compared with $777,599 of the comparable period in 2001.

The Trust reported Other Income for the 39-day period ending September 30 totalling $207,538. Of this, $200,380 is third-party processing revenue and $7,158 is interest income. The Trust earns third-party processing revenue at its owned facilities located at the Kotcho area in British Columbia, and at the Sylvan Lake and Golden areas of Alberta.

**Technical Services Agreement**
As per the Plan of Arrangement, the Trust has a Technical Services Agreement with Storm Energy Ltd. through which the Trust receives services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. This arrangement expires on June 30, 2003. This is the only transitional agreement between Focus Energy Trust and Storm Energy Ltd.

**General and Administrative Expenses**
General and administrative expenses, net of operating recoveries on operated properties, for the third quarter of 2002 were $1,013,736 compared with $1,122,247 for the second quarter. General and administrative expenses for the period of July 1 to August 22 prior to the effective date of the Plan of Arrangement were $737,339. Commencing on August 23, the Trust has general and

administrative expenses relating to its employees, office premises, insurance and corporate expenses. General and administrative expenses of $276,397 for the Trust from August 23 to September 30 include $140,697 associated with the Executive Bonus Plan implemented as part of the Plan of Arrangement.

**Interest Expense**

Interest expenses declined slightly in the third quarter of 2002 compared with the second quarter of 2002. Bank indebtedness increased from $65.5 million on June 30 to $78.3 million at the time the indebtedness was split between the Trust and Storm Energy Ltd. On August 23, the Trust retained bank indebtedness of $40 million, and this amount increased to $49 million through September 30 as a result of operations and the payment of accounts payable. Borrowings under the credit facilities bear interest at bank prime rate.

**Depletion, Depreciation, and Provision for Site Restoration and Abandonment**

The provision for depletion and depreciation for the third quarter of 2002 increased by 35% over the provision for the third quarter of 2001 and increased by 7% over the second quarter of 2002. The depletion and depreciation rate for the Trust after the Plan of Arrangement is $8.64 per BOE. This rate reflects the specific oil and gas properties and facilities owned by the Trust, and incorporates the results of the external reserve report dated June 1, 2002 prepared in connection with the Plan of Arrangement.

The provision for site restoration and abandonment of $1,068,426 for the nine months ended September 30, 2002 represents a rate of $0.34 per BOE. The rate for the Trust after the Plan of Arrangement is $0.26 per BOE after consideration of the specific oil and gas properties and facilities retained by the Trust.

**Taxes**

Current and large corporations tax for the quarter ended September 30, 2002 was $1.2 million, of which $0.6 million resulted from taxes, paid during the quarter, of a subsidiary, and an additional $0.5 million to adjust the current year expense estimated based on those tax filings. For the nine months ended September 30, 2002, current and large corporations tax was $1,802,438 for 2002, compared with $362,778 for 2001.

The provision for future income taxes for the third quarter was a recovery of $2.6 million resulting from the reorganization expenses incurred in the quarter. For the nine months ended September 30, 2002, the decrease of 63% in the provision for future income tax from 2001 corresponds with the decrease in income before income and other taxes.

**Reorganization Expenses**

Associated with the Plan of Arrangement were reorganization expenses of $12.7 million, of which $9.6 million relate to the cancellation of stock options, and $3.1 million of advisory and other costs.

**Cash Flow from Operations and Net Income**

The total changes in revenue and expenses outlined above resulted in a decline in earnings for the third quarter and the first nine months of 2002 compared with 2001. The third quarter loss of $4.9 million was the result of reorganization expenses associated with the Plan of Arrangement. This compares to net income of $6.1 million for the third quarter of 2001. Cash flow from operations for the third quarter of 2002 was $232,063 compared with $17.6 million for the third quarter of 2001.

For the 39-day period from August 23 to September 30, the Trust reports cash flow from operations of $5.2 million and net income of $1.4 million.

**Capital Expenditures**
For the nine months ended September 30, 2002 capital expenditures were $36.5 million. Capital expenditures of the Trust after August 23, 2002 totalled $481,390 for workovers, the tie-in of a new gas well, and set-up costs associated with the winter development program in British Columbia. The winter capital program of the Trust is focused on development of natural gas properties at the Tommy Lakes property in northeast British Columbia.

**Capitalization and Financial Resources**
The Trust entered into a new revolving term credit facility of $70 million which is classified as long-term debt and $49 million was drawn at September 30, 2002. At the end of the third quarter, working capital was $10.9 million. The cash and cash equivalent component of the working capital will be used for debt repayment in early 2003. The Trust is committed to maintaining its financial strength, using debt on a prudent basis, and having credit arrangements which provide financial resources to take advantage of acquisition opportunities.

The net debt level, after adjusting for working capital, was $56 million at June 30, 2002, and was reduced to $38.1 million at September 30, 2002. This reduction was the result of $22.6 million of net debt transferred to Storm Energy Ltd. as per the Plan of Arrangement, which is partially offset by capital programs of the Company.

**Cash Distributions**

On August 27, 2002 the Trust announced a distribution policy of monthly distributions of $0.11 per trust unit for the remainder of 2002 and declared a distribution of $0.11 per trust unit to be paid on October 15, 2002 in respect of September production. The distribution policy incorporates the withholding of approximately 15 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long term.

Focus Energy Trust announces its distribution policy on a quarterly basis, and actual amount of the cash distribution is dependent on the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow as determined by the Board of Directors.

Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

Cash flow from operations for the 39-day period ended September 30, 2002 was $0.18 per unit. This included $0.015 per unit related to a gain on a commodity contract which is recorded on a mark-to-market basis. During this period the Trust benefited from strong commodity prices and production volumes, and limited general and administrative expenses. Capital expenditures for the period of $481,390 represented 9.3% of cash flow. The level of capital expenditures will increase in the fourth quarter of 2002 and the first quarter of 2003 as the Trust completes its winter drilling program for natural gas properties at the Tommy Lakes property in British Columbia.

The Exchangeable shares of FET Resources Ltd. are convertible into trust units of the Trust based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable shares and the cash flow related to the Exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

## Consolidated Balance Sheets

| | September 30, 2002 | December 31, 2001 |
|---|---|---|
| ASSETS | (Unaudited) | |
| Current assets | | |
| Cash and cash equivalents | $ 6,600,146 | $ – |
| Accounts receivable | 14,726,694 | 11,547,637 |
| Prepaid expenses | 1,307,369 | 1,327,909 |
| | 22,634,209 | 12,875,546 |
| Capital assets | 160,560,300 | 195,006,440 |
| | $183,194,509 | $ 207,881,986 |
| LIABILITIES | | |
| Current | | |
| Accounts payable and accrued liabilities | $ 9,373,165 | $ 23,856,894 |
| Cash distributions payable | 2,357,207 | – |
| | 11,730,372 | 23,856,894 |
| Long-term debt [note 3] | 48,979,733 | 55,008,909 |
| Provision for site restoration and abandonment | 2,186,534 | 2,192,486 |
| Future income tax | 50,129,996 | 35,768,729 |
| | 113,026,635 | 116,827,018 |
| UNITHOLDERS' EQUITY | | |
| Unitholders' capital [note 4] | 31,778,609 | 39,378,878 |
| Exchangeable shares [note 4] | 11,619,687 | – |
| Accumulated earnings | 29,126,785 | 51,676,090 |
| Accumulated cash distributions | (2,357,207) | – |
| | 70,167,874 | 91,054,968 |
| | $ 183,194,509 | $ 207,881,986 |

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:
STUART G. CLARK
Director
GERALD A. ROMANZIN
Director

# Consolidated Statements of Income and Accumulated Earnings

| (unaudited) | August 23 to September 30 2002 | Three months ended September 30 2002 | Three months ended September 30 2001 | Nine months ended September 30 2002 | Nine months ended September 30 2001 |
|---|---|---|---|---|---|
| Revenue | | | | | |
| Production income | $ 8,908,081 | $ 25,869,262 | $ 29,767,601 | $ 90,170,429 | $ 107,095,726 |
| Royalties | (2,140,169) | (6,580,368) | (7,695,964) | (21,420,083) | (29,936,047) |
| Alberta royalty tax credit | 2,404 | 68,997 | 167,036 | 316,942 | 446,599 |
| Other income | 207,538 | 57,876 | 305,079 | 964,526 | 777,599 |
| | 6,977,854 | 19,415,767 | 22,543,752 | 70,031,814 | 78,383,877 |
| Expenses | | | | | |
| Production | 921,180 | 3,266,210 | 3,051,719 | 10,614,592 | 10,763,103 |
| Technical services agreement [note 2] | 451,613 | 451,613 | – | 451,613 | – |
| General and administrative | 276,397 | 1,013,736 | 561,582 | 2,511,153 | 1,419,644 |
| Interest on revolving bank credit facility | 131,967 | 562,441 | 1,012,378 | 1,754,605 | 3,368,814 |
| Depletion and depreciation | 2,493,102 | 7,397,608 | 5,486,881 | 20,820,714 | 15,818,675 |
| Provision for site restoration and abandonment | 74,062 | 289,799 | 336,194 | 1,068,426 | 982,247 |
| | 4,348,321 | 12,981,407 | 10,448,754 | 37,221,103 | 32,352,483 |
| | 2,629,533 | 6,434,360 | 12,094,998 | 32,810,711 | 46,031,394 |
| Reorganization expenses [note 2] | – | (12,717,078) | – | (12,717,078) | – |
| Income (loss) before income and other taxes | 2,629,533 | (6,282,718) | 12,094,998 | 20,093,633 | 46,031,394 |
| Income and other taxes | | | | | |
| Future income tax (recovery) | 1,180,000 | (2,600,326) | 5,798,940 | 7,639,713 | 20,796,840 |
| Current and large corporations tax | 27,088 | 1,172,626 | 166,164 | 1,802,438 | 362,778 |
| | 1,207,088 | (1,427,700) | 5,965,104 | 9,442,151 | 21,159,618 |
| Net income (loss) for the period | 1,422,445 | (4,855,018) | 6,129,894 | 10,651,482 | 24,871,776 |
| Accumulated earnings, beginning of period | 27,704,340 | 67,182,590 | 38,276,216 | 51,676,090 | 19,735,338 |
| Purchase cost in excess of stated value of shares redeemed | – | – | – | – | (201,004) |
| Transfer of assets and liabilities pursuant to Plan of Arrangement [note 2] | – | (33,200,787) | – | (33,200,787) | – |
| Accumulated earnings, end of period | $ 29,126,785 | $ 29,126,785 | $ 44,406,110 | $ 29,126,785 | $ 44,406,110 |
| Net income (loss) per Unit | | | | | |
| Basic | $ 0.05 | $ (0.17) | $ 0.22 | $ 0.38 | $ 0.90 |
| Diluted | $ 0.05 | $ (0.17) | $ 0.21 | $ 0.38 | $ 0.87 |

*See Notes to Consolidated Financial Statements*

## Consolidated Statements of Cash Flows

| (unaudited) | August 23 to September 30 2002 | Three months ended September 30 2002 | Three months ended September 30 2001 | Nine months ended September 30 2002 | Nine months ended September 30 2001 |
|---|---|---|---|---|---|
| Operating activities | | | | | |
| Net income (loss) for the period | $ 1,422,445 | $ (4,855,018) | $ 6,129,894 | $ 10,651,482 | $ 24,871,776 |
| Add non-cash items: | | | | | |
| Depletion and depreciation | 2,493,102 | 7,397,608 | 5,486,881 | 20,820,714 | 15,818,675 |
| Provision for site restoration and abandonment | 74,062 | 289,799 | 336,194 | 1,068,426 | 982,247 |
| Future income tax | 1,180,000 | (2,600,326) | 5,798,940 | 7,639,713 | 20,796,840 |
| Cash flow from operations | 5,169,609 | 232,063 | 17,751,909 | 40,180,335 | 62,469,538 |
| Actual site restoration paid | – | (6,245) | (614) | (6,647) | (614) |
| Net change in non-cash working capital items | (8,253,703) | 2,186,662 | 4,080,207 | (10,658,562) | (362,471) |
| | (3,084,094) | 2,412,480 | 21,831,502 | 29,515,126 | 62,106,453 |
| Financing activities | | | | | |
| Proceeds from exercise of stock options | – | 2,574,835 | 153,250 | 3,019,428 | 622,139 |
| Common shares repurchased | – | – | – | – | 266,428) |
| Issue of exchangeable shares | 999,990 | 999,990 | – | 999,990 | |
| Increase (decrease) in long-term debt | 10,301,638 | 7,660,672 | (30,437) | 18,167,828 | 4,545,048 |
| Cash distributions | (2,357,207) | (2,357,207) | | (2,357,207) | – |
| Net change in non-cash working capital items | 2,357,207 | 2,357,207 | | 2,357,207 | – |
| | 11,301,628 | 11,235,497 | 122,813 | 22,187,246 | 4,900,759 |
| Investing activities | | | | | |
| Capital assets additions, net | (481,390) | (6,101,322) | (13,046,540) | (36,473,521) | (47,118,768) |
| Net change in non-cash working capital items | (1,135,998) | (946,509) | 158,084 | (8,628,705) | (3,394,741) |
| | (1,617,388) | (7,047,831) | (12,888,456) | (45,102,226) | (50,513,509) |
| Increase in cash and cash equivalents during the period | 6,600,146 | 6,600,146 | 9,065,859 | 6,600,146 | 16,493,703 |
| Cash and cash equivalents, beginning | – | – | 7,427,844 | – | – |
| Cash and cash equivalents, ending | $ 6,600,146 | $ 6,600,146 | $ 16,493,703 | $ 6,600,146 | $ 16,493,703 |
| Cash flow from operations per unit | | | | | |
| Basic | $ 0.18 | $ 0.01 | $ 0.64 | $ 1.43 | $ 2.26 |
| Diluted | $ 0.18 | $ 0.01 | $ 0.62 | $ 1.43 | $ 2.18 |
| Cash distribution per unit | $ 0.11 | | | | |

*See Notes to Consolidated Financial Statements*

## Notes to Consolidated Financial Statements

As at September 30, 2002

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

Focus Energy Trust ("the Trust") was established on August 23, 2002 under a Plan of Arrangement entered into by the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. Under the Plan of Arrangement FET Resources Ltd. became the successor company to Storm Energy Inc. ("the Company") through amalgamation. FET Resources Ltd. is a wholly owned subsidiary of the Trust.

Prior to the Plan of Arrangement on August 23, 2002 the consolidated financial statements include the accounts of the Company and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Trust and its subsidiaries, and its share of a partnership, and have been prepared by management in accordance with Canadian generally accepted accounting principles and, except as outlined below, are consistent with the accounting policies set out in the Company's 2001 Annual Report. The consolidated financial statements and notes should be read in conjunction with the Company's 2001 Annual Report.

**Change in Disclosure**

The Trust has elected to use the intrinsic value based method of accounting for stock-based compensation arrangements. The exercise price of the rights granted under the Trust's Unit Rights Incentive Plan ("the Plan") may be reduced in future periods in accordance with the terms of the Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, the purchase and sale of capital assets, and debt repayment. Therefore it is not possible to determine a fair value for the rights granted under the Plan.

NOTE 2 TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd., certain assets, being producing and exploratory oil and gas properties, administrative assets and working capital, and an allocation of long-term debt. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

| | |
|---|---|
| Petroleum and natural gas assets and equipment | $ 49,712,779 |
| Office furniture and equipment | 348,714 |
| Leasehold improvements | 37,454 |
| Net working capital | 1,645,021 |
| Future income tax asset | 6,721,554 |
| Total assets transferred | 58,465,522 |
| Long-term debt | 24,197,004 |
| Provision for site restoration and abandonment | 1,067,731 |
| Net assets transferred and reduction in retained earnings | $ 33,200,787 |

The above amounts are estimates which were made by management at the time of the Plan of Arrangement based on information available at the time. Amendments may be made to these amounts as values subject to estimate are finalized.

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

As part of the Plan of Arrangement, the Trust entered into a Technical Services Agreement with Storm Energy Ltd. which expires on June 30, 2003. Under this agreement, the Trust pays a monthly fee of $350,000 for certain technical and administrative services.

NOTE 3 LONG-TERM DEBT

The Company has a revolving term credit facility with a Canadian financial institution. The Company has $70,000,000 available under this facility. Advances bear interest at the bank's prime rate. The facility is subject to review by the bank and if certain conditions are not met the facility becomes a three-year term loan. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

NOTE 4 UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Pursuant to the Plan of Arrangement, 20,884,039 trust units and 7,706,263 Exchangeable shares were issued on the cancellation of the shares of Storm Energy Inc., and 145,984 Exchangeable shares were purchased by three executive officers of the Trust.

The Exchangeable shares of FET Resources Ltd. are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable shares. During the period of August 23 to September 30, 2002, a total of 545,120 Exchangeable shares were converted to trust units at an exchange ratio of one trust unit for each Exchangeable share. At September 30, 2002, the exchange ratio was 1 to 1. The Trust declared a distribution of $0.11 per unit to be paid on October 15, 2002 in respect of production to September 30. Effective October 15, 2002, the Exchange Ratio of the Exchangeable shares increases from 1.00000 to 1.01098.

| | Number of Shares | Consideration |
|---|---|---|
| Trust Units of Focus Energy Trust | | |

| | | |
|---|---|---|
| Issued pursuant to Plan of Arrangement August 23, 2002 | 20,884,039 | 30,970,217 |
| Issued on conversion of Exchangeable shares | 545,120 | 808,392 |
| Balance as at September 30, 2002 | 21,429,159 | 31,788,609 |

| | Number of Shares | Consideration |
|---|---|---|
| Exchangeable Shares of FET Resources Ltd. | | |
| Issued pursuant to Plan of Arrangement August 23, 2002 | 7,706,263 | 11,428,089 |
| Issued for cash | 145,984 | 999,990 |
| Exchanged for trust units | (545,120) | (808,392) |
| Balance as at September 30, 2002 | 7,307,127 | 11,619,687 |
| Trust units issuable on conversion | 7,307,127 | 11,619,687 |
| Trust unitholders' capital as at September 30, 2002 | 28,736,286 | 43,408,296 |

| | Number of Shares | Grant Price |
|---|---|---|
| Trust Unit Rights | | |
| Granted and balance as at September 30, 2002 | 280,000 | $ 9.62 |

The Exercise Price is calculated by deducting from the Grant Price the aggregate of all distributions in certain situations.

As per the Plan of Arrangement, shareholders of Storm Energy Inc. received one unit in Focus Energy Trust or one Exchangeable share in FET Resources Ltd., and one share in a new public exploration and production company, Storm Energy Ltd. for each common share held.

| | Number of Shares | Consideration |
|---|---|---|
| Common Shares of Storm Energy Inc. | | |
| Balance as at December 31, 2000 | 27,470,334 | 38,653,624 |
| Issued upon exercise of stock options | 358,074 | 790,678 |
| Purchased by normal course issuer bid | (46,400) | (65,424) |
| Balance as at December 31, 2001 | 27,782,008 | 39,378,878 |
| Issued upon exercise of stock options | 808,294 | 3,019,428 |
| Balance August 22, 2002 prior to Plan of Arrangement | 28,590,302 | 42,398,306 |
| Trust units issued | (20,884,039) | (30,970,217) |
| Exchangeable shares issued | (7,706,263) | (11,428,089) |
| | nil | nil |

NOTE 5 FINANCIAL INSTRUMENTS

The following contracts were outstanding as at September 30, 2002. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $4,628,171.

| Commodity Contracts | Daily Quantity | Avg. Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Crude oil | | | | | |
| – fixed price | 1,000 bbls | $ 37.63 | Cdn | WTI | October 2002–December.2002 |
| | 700 bbls | $ 39.80 | Cdn | WTI | October 2002 – August 2003 |
| | 300 bbls | $ 39.90 | Cdn | WTI | October 2002 – August 2003 |
| Natural gas | | | | | |
| – fixed price | 3,000 MMBTU | $ 5.02 | Cdn | Sumas | October 2002 – October 2003 |
| | 7,000 MMBTU | $ 5.18 | Cdn | Sumas | November 2002 – October 2003 |
| | 12,500 GJ | $ 4.76 | Cdn | AECO | October 2002 – March 2003 |
| Natural gas | | | | | |
| – collared | 7,000 MMBTU | $3.50-$5.10 | US | Sumas | October 2002 |

| Foreign Currency Contracts | Monthly Amount ($US) | Contract Rate | | Term |
|---|---|---|---|---|
| Forward foreign exchange sale | $ 735,000 | 1.47240 | Cdn | October 2002 |

The following contract, with a liability book value of $1,020,379, was outstanding at September 30, 2002 and included in accounts payable and accrued liabilities.

| Commodity Contracts | Daily Quantity | Avg. Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Natural gas – ceiling | 12,755 GJ | $5.15 | Cdn | AECO | November 2002 – March 2003 |
| Subsequent to September 30, 2002, this contract was replaced by the following contract: | | | | | |
| Natural gas – ceiling | 8,420 GJ | $4.90 | Cdn | AECO | April 2003 – October 2003 |

NOTE 6 NET INCOME AND CASH FLOW FROM OPERATIONS PER TRUST UNIT

Basic per unit calculations for the nine-month period ended September 30, 2002 were based on weighted average trust units outstanding or common shares of the Company outstanding of 28,030,061.

Basic per unit calculations for the 39-day period from the commencement of the Trust on August 23 to September 30, 2002 were based on weighted average trust units outstanding of 28,605,275. Basic per unit amounts have been computed on the basis that the outstanding exchangeable shares have been converted at the average exchange ratio during the period. Diluted per unit calculations include the 280,000 additional trust units that could be issued under the terms of the Unit Rights Plan.

Focus Energy Trust is a natural gas weighted energy trust created through the re-organization of Storm Energy Inc. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

*Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

*For further information, please contact:*

*Derek W. Evans*
*President and Chief Executive Officer*

*or*

*William D. Ostlund*
*Vice President Finance and Chief Financial Officer*

*Focus Energy Trust*
*3250, 205- 5th Avenue S.W.*
*Calgary, Alberta*
*T2P 2V7*
*Telephone: (403) 781-8409*
*Telecopier: (403) 781-8408*

# Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2002, the audited consolidated financial statements and MD&A for the year ended December 31, 2001, and the Information Circular and Proxy Statement distributed to shareholders of Storm Energy Inc. dated July 16, 2002. Barrels of oil equivalent (BOE) have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

**Reorganization per Plan of Arrangement Effective August 23, 2002**

On August 20, 2002, the shareholders of Storm Energy Inc. approved a corporate reorganization as described in the Plan of Arrangement dated July 16, 2002. This Plan of Arrangement became effective on August 23, 2002. For each share of Storm Energy Inc., shareholders received one unit of Focus Energy Trust or one Exchangeable share in FET Resources Ltd., a wholly owned subsidiary of Focus Energy Trust, and one share of Storm Energy Ltd., a new public exploration and production company. Focus Energy Trust and Storm Energy Ltd. are separate non-related public entities.

The Trust commenced operations on August 23, 2002 with the new legal structure and business mandate pursuant to the Trust Indenture dated July 15, 2002, and with a new management team. The Trust retained approximately 75% of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe, Alberta, as well as approximately 40% of the working interests in the oil producing areas in the Red Earth area of northern Alberta. This represented approximately 96% of the natural gas production and 46% of the oil production of Storm Energy Inc. prior to the Plan of Arrangement. FET Resources Ltd., a wholly owned subsidiary of the Trust, owns the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value.

The petroleum and natural gas assets transferred to Storm Energy Ltd. on August 23, 2002 represented approximately 54% of the working interests in the oil producing areas in the Red Earth area of northern Alberta, minor natural gas interests, and undeveloped lands. As part of the transaction, Storm Energy Ltd. assumed $22,551,983 of the net debt outstanding at August 23. The management team and employees of Storm Energy Inc. continued on with Storm Energy Ltd.

The financial statements for the three months ended September 30, 2002 reflect the operations and assets of Storm Energy Inc. for the 53 days prior to the implementation of the Plan of Arrangement, and the operations and assets of the Trust for 39 days from August 23 to September 30.

**Production Income**

Production volumes in 2002 were 11,811 BOE per day for the first quarter, 12,805 BOE per day for the second quarter, and 9,888 BOE per day for the third quarter. The decrease in production volume for the third quarter reflects the Plan of Arrangement being effective August 23, 2002, at which time 54% of the crude oil production and 4% of the natural gas production was transferred to Storm Energy Ltd. Daily production volumes to August 22, 2002 are higher than the comparable volumes of 2001 due to the exploration and development programs which emphasized growth in natural gas production.

The daily production volume of the Trust for the period of August 23 to September 30 was 7,400 BOE. The volume for this period was significantly impacted by a shut down of the Fort Nelson plant from August 27 to September 20 for a plant expansion. During this period, production volumes were reduced by approximately 8,600 Mcf per day. Gas production of the Trust returned to 33,000 Mcf per day when production through the Fort Nelson plant resumed.

Average product prices, before hedging adjustments, realized for the third quarter of 2002 were $42.03 per barrel for crude oil and $2.67 per Mcf of natural gas, compared with $39.04 per barrel of crude oil and $2.74 per Mcf of natural gas in the prior year. For the nine-month period to September 30, 2002, the realized price for crude oil was $37.66 per barrel and $3.07 per Mcf of natural gas. Comparable amounts for 2001 were $40.90 per barrel of crude oil and $6.50 per Mcf of natural gas.

**Hedging**

Production income for the third quarter includes a net loss of $580,099 relating to financial instruments associated with commodity and foreign exchange contracts. This net loss is a combination of a hedging loss on crude oil of $810,080 and a gain of $229,981 for financial instruments associated with natural gas.

For the nine months ended September 30, 2002 there was a hedging loss for crude oil of $822,130 and a gain of $1,770,384 for financial instruments associated with natural gas. This compares with a hedging loss for crude oil of $131,915 and a natural gas hedging loss of $2,433,085 for the nine months ended September 30, 2001.

For the period of August 23 to September 30, the Trust recorded a net hedging gain of $342,097 which consisted of a gain of $882,799 for financial instruments associated with natural gas, and a hedging loss for crude oil of $540,702. The hedging gain for natural gas includes $421,621 relating to the contract for a natural gas ceiling which is accounted for based on the mark-to-market value, and for which the mark-to-market liability was reduced by this amount during the period.

The Trust utilizes hedging of natural gas and crude oil to provide greater certainty and stability to distributions. A full description of the outstanding financial instruments for commodity and foreign exchange is contained in Note 5 of the unaudited interim consolidated financial statements for the nine months ended September 30, 2002. All of the commodity and foreign exchange contracts have been entered into with parties that represent minimal counterparty risk.

**Royalties**

Royalties as a percentage of production income amounted to 25.2% in the third quarter of 2002, the same rate as for the third quarter of 2001. For the first nine months of 2002, royalties were 23.4% of production income compared with 27.9% for the first nine months of 2001. The higher royalty rates reported in 2001 are indicative of the high prices for oil and gas which prevailed for the first part of 2001. Lower royalties in 2002 also reflect favourable royalty rates applicable to new wells.

**Production Expenses**

Production expenses for the nine months ended September 30, 2002 were $3.38 per barrel of oil equivalent. This represents a 14% reduction from the $3.95 per barrel of oil equivalent on average for 2001, with barrels of oil equivalent calculated at 6:1.

For the operations of the Trust from August 23 to September 30, production expenses were $3.19 per barrel of oil equivalent. The reduction in the operating expenses for the Trust is reflective of the gas-weighted property mix.

**Operating Netbacks**

| | August 23 to September 30, 2002 | July 1 to September 30, 2002 | January September 30, 2002 |
|---|---|---|---|
| Average daily production | | | |
| Crude oil and NGLs (bbls/d) | 3,049 | 4,871 | 6,142 |
| Natural gas (Mcf/d) | 26,101 | 30,103 | 32,115 |
| Barrels of oil equivalent (@ 6:1) | 7,400 | 9,888 | 11,494 |
| Average product prices received | | | |
| Crude oil (CDN$/bbl) | 44.15 | 42.03 | 37.66 |
| Hedge gain (loss) (CDN$/bbl) | (5.32) | (2.01) | (0.54) |
| Natural gas (CDN$/Mcf) | 3.43 | 2.67 | 3.07 |
| Hedge gain (loss) (CDN$/Mcf) | 0.87 | 0.08 | 0.20 |
| Netback | | | |
| Revenue (incl. hedging) | $ 30.87 | $ 28.44 | $ 28.74 |
| Royalties (net of ARTC) | (7.41) | (7.16) | (6.73) |
| Production expenses | (3.19) | (3.59) | (3.38) |
| Netback per BOE | $ 20.27 | $ 17.69 | $ 18.63 |

#### Other Income

Other income primarily consists of third-party processing fees for the processing of volumes. For the first nine months of 2002, other income totalled $964,526, compared with $777,599 of the comparable period in 2001.

The Trust reported Other Income for the 39-day period ending September 30 totalling $207,538. Of this, $200,380 is third-party processing revenue and $7,158 is interest income. The Trust earns third-party processing revenue at its owned facilities located at the Kotcho area in British Columbia, and at the Sylvan Lake and Golden areas of Alberta.

#### Technical Services Agreement

As per the Plan of Arrangement, the Trust has a Technical Services Agreement with Storm Energy Ltd. through which the Trust receives services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. This arrangement expires on June 30, 2003. This is the only transitional agreement between Focus Energy Trust and Storm Energy Ltd.

#### General and Administrative Expenses

General and administrative expenses, net of operating recoveries on operated properties, for the third quarter of 2002 were $1,013,736 compared with $1,122,247 for the second quarter. General and administrative expenses for the period of July 1 to August 22 prior to the effective date of the Plan of Arrangement were $737,339. Commencing on August 23, the Trust has general and administrative expenses relating to its employees, office premises, insurance and corporate expenses. General and administrative expenses of $276,397 for the Trust from August 23 to September 30 include $140,697 associated with the Executive Bonus Plan implemented as part of the Plan of Arrangement.

#### Interest Expense

Interest expenses declined slightly in the third quarter of 2002 compared with the second quarter of 2002. Bank indebtedness increased from $65.5 million on June 30 to $78.3 million at the time the indebtedness was split between the Trust and Storm Energy Ltd. On August 23, the Trust retained bank indebtedness of $40 million, and this amount increased to $49 million through September 30 as a result of operations and the payment of accounts payable. Borrowings under the credit facilities bear interest at bank prime rate.

#### Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The provision for depletion and depreciation for the third quarter of 2002 increased by 35% over the provision for the third quarter of 2001 and increased by 7% over the second quarter of 2002. The depletion and depreciation rate for the Trust after the Plan of Arrangement is $8.64 per BOE. This rate reflects the specific oil and gas properties and facilities owned by the Trust, and incorporates the results of the external reserve report dated June 1, 2002 prepared in connection with the Plan of Arrangement.

The provision for site restoration and abandonment of $1,068,426 for the nine months ended September 30, 2002 represents a rate of $0.34 per BOE. The rate for the Trust after the Plan of Arrangement is $0.26 per BOE after consideration of the specific oil and gas properties and facilities retained by the Trust.

**Taxes**

Current and large corporations tax for the quarter ended September 30, 2002 was $1.2 million, of which $0.6 million resulted from taxes, paid during the quarter, of a subsidiary, and an additional $0.5 million to adjust the current year expense estimated based on those tax filings. For the nine months ended September 30, 2002, current and large corporations tax was $1,802,438 for 2002, compared with $362,778 for 2001.

The provision for future income taxes for the third quarter was a recovery of $2.6 million resulting from the reorganization expenses incurred in the quarter. For the nine months ended September 30, 2002, the decrease of 63% in the provision for future income tax from 2001 corresponds with the decrease in income before income and other taxes.

**Reorganization Expenses**

Associated with the Plan of Arrangement were reorganization expenses of $12.7 million, of which $9.6 million relate to the cancellation of stock options, and $3.1 million of advisory and other costs.

**Cash Flow from Operations and Net Income**

The total changes in revenue and expenses outlined above resulted in a decline in earnings for the third quarter and the first nine months of 2002 compared with 2001. The third quarter loss of $4.9 million was the result of reorganization expenses associated with the Plan of Arrangement. This compares to net income of $6.1 million for the third quarter of 2001. Cash flow *from operations for the third quarter of 2002 was $232,063 compared with $17.6 million for the third quarter of 2001.*

For the 39-day period from August 23 to September 30, the Trust reports cash flow from operations of $5.2 million and net income of $1.4 million.

**Capital Expenditures**

For the nine months ended September 30, 2002 capital expenditures were $36.5 million. Capital expenditures of the Trust after August 23, 2002 totalled $481,390 for workovers, the tie-in of a new gas well, and set-up costs associated with the winter development program in British Columbia. The winter capital program of the Trust is focused on development of natural gas properties at the Tommy Lakes property in northeast British Columbia.

**Capitalization and Financial Resources**

The Trust entered into a new revolving term credit facility of $70 million which is classified as long-term debt and $49 million was drawn at September 30, 2002. At the end of the third quarter, working capital was $10.9 million. The cash and cash equivalent component of the working capital will be used for debt repayment in early 2003. The Trust is committed to maintaining its financial strength, using debt on a prudent basis, and having credit arrangements which provide financial resources to take advantage of acquisition opportunities.

The net debt level, after adjusting for working capital, was $56 million at June 30, 2002, and was reduced to $38.1 million at September 30, 2002. This reduction was the result of $22.6 million of net debt transferred to Storm Energy Ltd. as per the Plan of Arrangement, which is partially offset by capital programs of the Company.

**Cash Distributions**

On August 27, 2002 the Trust announced a distribution policy of monthly distributions of $0.11 per trust unit for the remainder of 2002 and declared a distribution of $0.11 per trust unit to be paid on October 15, 2002 in respect of September production. The distribution policy incorporates the withholding of approximately 15 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long term.

Focus Energy Trust announces its distribution policy on a quarterly basis, and actual amount of the cash distribution is dependent on the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow as determined by the Board of Directors.

Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

Cash flow from operations for the 39-day period ended September 30, 2002 was $0.18 per unit. This included $0.015 per unit related to a gain on a commodity contract which is recorded on a mark-to-market basis. During this period the Trust benefited from strong commodity prices and production volumes, and limited general and administrative expenses. Capital expenditures for the period of $481,390 represented 9.3% of cash flow. The level of capital expenditures will increase in the fourth quarter of 2002 and the first quarter of 2003 as the Trust completes its winter drilling program for natural gas properties at the Tommy Lakes property in British Columbia.

The Exchangeable shares of FET Resources Ltd. are convertible into trust units of the Trust based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable shares and the cash flow related to the Exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

**FOCUS** ENERGY TRUST

**THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002**

# Consolidated Highlights

Focus Energy Trust ("the Trust") is pleased to report to unitholders its consolidated financial and operating results for its first 39 days of operation.

As Focus is the successor organization to Storm Energy Inc., information for the three and nine months ended September 30, 2002, along with comparative information for the respective periods in 2001 is provided.

*Focus Energy Trust is a natural gas weighted energy trust created through the re-organization of Storm Energy Inc. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.*

| ($000s, except where noted) | August 23 to September 30 2002 | Three months ended September 30 2002 | Three months ended September 30 2001 | Nine months ended September 30 2002 | Nine months ended September 30 2001 |
|---|---|---|---|---|---|
| **FINANCIAL** | | | | | |
| Oil and gas revenue | **8,908** | **25,869** | 29,768 | **90,170** | 107,096 |
| Cash flow from operations | **5,170** | **232** | 17,752 | **40,180** | 62,470 |
| Per share – basic | **$ 0.18** | **$ 0.01** | $ 0.64 | **$ 1.43** | $ 2.26 |
| – diluted | **$ 0.18** | **$ 0.01** | $ 0.62 | **$ 1.43** | $ 2.18 |
| Net income | **1,442** | **(4,885)** | 6,130 | **10,651** | 24,872 |
| Per share – basic | **$ 0.05** | **$ (0.17)** | $ 0.22 | **$0.38** | $ 0.90 |
| – diluted | **$ 0.05** | **$ (0.17)** | $ 0.21 | **$0.38** | $ 0.87 |
| Cash distribution per unit declared | **$ 0.11** | | | | |
| Capital expenditures, net | **481** | **6,101** | 13,047 | **36,474** | 47,119 |
| Indebtedness (incl. working capital) | **38,076** | | | **38,076** | 62,760 |
| Common shares outstanding (000s) | | | | | |
| Basic | | | | | 27,707 |
| Diluted | | | | | 29,951 |
| Trust units outstanding (incl. exchangeable shares) (000s) | | | | | |
| Basic | **28,736** | | | **28,736** | |
| Diluted | **29,016** | | | **29,016** | |
| **OPERATIONS** | | | | | |
| Average daily production | | | | | |
| Crude oil and NGLs (bbls/d) | **3,049** | **4,871** | 6,261 | **6,142** | 6,281 |
| Natural gas (Mcf/d) | **26,101** | **30,103** | 23,339 | **32,115** | 22,281 |
| Barrels of oil equivalent (@ 6:1) | **7,400** | **9,888** | 10,151 | **11,494** | 9,995 |
| Average product prices received | | | | | |
| Crude oil (CDN$/bbl) | **44.15** | **42.03** | 39.04 | **37.66** | 40.90 |
| Hedge gain (loss) (CDN$/bbl) | **(5.32)** | **(2.01)** | (0.18) | **(0.54)** | (0.06) |
| Natural gas (CDN$/Mcf) | **3.43** | **2.67** | 2.74 | **3.07** | 6.50 |
| Hedge gain (loss) (CDN$/Mcf) | **0.87** | **0.08** | 0.70 | **0.20** | (0.40) |
| Netback per barrel (incl. hedging) per BOE | **20.27** | **17.69** | 20.55 | **18.63** | 28.58 |
| Wells drilled | | | | | |
| Gross | **-** | **7.0** | 15.0 | **31.0** | 34.0 |
| Net | **-** | **6.8** | 13.5 | **22.8** | 27.5 |
| Success rate | | **59%** | 73% | **71%** | 68% |

# Message to the Unitholders

**CREATION OF FOCUS**

On August 20, 2002 the shareholders of Storm Energy Inc. approved the Plan of Arrangement which resulted in Focus Energy Trust commencing operations on August 23, 2002. Focus Energy Trust Units and the Exchangeable shares of FET Resources Ltd., a wholly owned subsidiary of Focus Energy Trust, starting trading on the Toronto Stock Exchange August 29, 2002 under the trading symbols of FET.UN and FTX respectively. Monthly cash distributions to Unitholders commenced on October 15th.

**STRENGTHS OF FOCUS**

Focus has a quality asset base, an experienced management team, and the necessary financial strength and discipline to deliver profitable results to our Unitholders.

The Trust has, and will continue to benefit from, an excellent asset base with an established reserve life index of 9.9 years and a low production decline rate of approximately 16%. Our Trust is heavily weighted towards natural gas, with 73% of established reserves consisting of natural gas. Light sweet 38 °API crude oil makes up the remaining reserves. These properties have has the lowest operating cost structure in the oil and gas trust sector and enjoy the high netbacks associated with natural gas and light crude oil. These high working interest assets are predominately operated by the Trust, ensuring that operating and capital cost efficiencies are maintained.

A unique strength of Focus is an asset base which has a significant number of development opportunities for bringing on new natural gas production. These development opportunities should allow Focus to maintain current production levels through to the end of 2003 with the investment equal to approximately 20% of cash flow.

Value will be added to this asset base by a management team that brings to the table a successful track record in acquisitions, exploitation of assets, operating and financial management. Unitholders benefit from an internalized management who are all full-time employees of the Trust. Core members of the management team are in place, and Focus will further strengthen the team in the coming year as it takes on additional operational responsibilities and pursues growth opportunities.

The Trust has a very strong board of directors with extensive experience in oil and gas operations, corporate governance, and financial management. As Directors and management own approximately 18% of the Trust units, their interests are directly aligned with all Unitholders.

Focus has the financial strength and experience to take advantage of acquisition opportunities. This financial strength is demonstrated by a debt to cash flow ratio of approximately 0.7 times, compared with an industry average of 1.5 times. Focus currently has a significant number of Exchangeable shares outstanding for which there are no monthly cash distributions, and for which cash remains with the Trust. The holders of the Exchangeable shares receive their value increase through an adjustment of the exchange ratio. This structure provides Focus with a funding mechanism for the reduction of debt or for additional capital expenditures. We are committed to ensuring a sound financial footing and the conservative use of debt.

**OUR FIRST 39 DAYS**

For the 39-day period of August 23 to September 30, the Trust reports cash flow from operations of $5.2 million, or $0.18 per Unit. Focus benefited from gas prices that have strengthened from the summer lows and the ongoing war premium imbedded in the crude oil prices. Our average production volume for this 39-day period was 7,400 BOE per day. Production was heavily impacted by the shut-in of 8,600 Mcf per day of natural gas for a 29-day period due to a plant expansion at Fort Nelson. This outage was anticipated, and volumes resumed as soon as that plant resumed operations. Current production is in excess of 8,400 BOE per day.

Our capital program commenced during this period with the re-completion and tie-in of a suspended gas well, and set-up costs associated with the winter development program. The winter drilling program at Tommy Lakes in northeast British Columbia is well underway and we look forward to bringing on new production for under $10,000 per flowing BOE. Capital expenditures are concentrated in the winter drilling program which is fully defined. This program is indicative of the disciplined and managed approach Focus will bring to its drilling and acquisition programs.

**OUTLOOK**

As we look forward, we are confident in our ability to maintain an average production rate of 8,400 BOE per day for 2003 with the investment of $12 million. Our capital program will be funded 75% from retained cash flow and 25% through debt.

The Trust's management team will continue to focus on surfacing value on the existing assets, and through application of our considerable experience and attention to detail, we will deliver consistent monthly distributions, maximize netbacks, and maintain our financial strength so as to be able to take advantage of accretive acquisition opportunities.

Be assured that your management team is patient, disciplined, and committed to enhancing Unitholder value by utilizing the broad depth and technical expertise of our small but dedicated team to provide consistent profitable results.

Sincerely,

Derek W. Evans
*Director, President and Chief Executive Officer*

William D. Ostlund
*Vice President, Finance and Chief Financial Officer*

# Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2002, the audited consolidated financial statements and MD&A for the year ended December 31, 2001, and the Information Circular and Proxy Statement distributed to shareholders of Storm Energy Inc. dated July 16, 2002. Barrels of oil equivalent (BOE) have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

**Reorganization per Plan of Arrangement Effective August 23, 2002**

On August 20, 2002, the shareholders of Storm Energy Inc. approved a corporate reorganization as described in the Plan of Arrangement dated July 16, 2002. This Plan of Arrangement became effective on August 23, 2002. For each share of Storm Energy Inc., shareholders received one unit of Focus Energy Trust or one Exchangeable share in FET Resources Ltd., a wholly owned subsidiary of Focus Energy Trust, and one share of Storm Energy Ltd., a new public exploration and production company. Focus Energy Trust and Storm Energy Ltd. are separate non-related public entities.

The Trust commenced operations on August 23, 2002 with the new legal structure and business mandate pursuant to the Trust Indenture dated July 15, 2002, and with a new management team. The Trust retained approximately 75% of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe, Alberta, as well as approximately 40% of the working interests in the oil producing areas in the Red Earth area of northern Alberta. This represented approximately 96% of the natural gas production and 46% of the oil production of Storm Energy Inc. prior to the Plan of Arrangement. FET Resources Ltd., a wholly owned subsidiary of the Trust, owns the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value.

The petroleum and natural gas assets transferred to Storm Energy Ltd. on August 23, 2002 represented approximately 54% of the working interests in the oil producing areas in the Red Earth area of northern Alberta, minor natural gas interests, and undeveloped lands. As part of the transaction, Storm Energy Ltd. assumed $22,551,983 of the net debt outstanding at August 23. The management team and employees of Storm Energy Inc. continued on with Storm Energy Ltd.

The financial statements for the three months ended September 30, 2002 reflect the operations and assets of Storm Energy Inc. for the 53 days prior to the implementation of the Plan of Arrangement, and the operations and assets of the Trust for 39 days from August 23 to September 30.

**Production Income**

Production volumes in 2002 were 11,811 BOE per day for the first quarter, 12,805 BOE per day for the second quarter, and 9,888 BOE per day for the third quarter. The decrease in production volume for the third quarter reflects the Plan of Arrangement being effective August 23, 2002, at which time 54% of the crude oil production and 4% of the natural gas production was transferred to Storm Energy Ltd. Daily production volumes to August 22, 2002 are higher than the comparable volumes of 2001 due to the exploration and development programs which emphasized growth in natural gas production.

The daily production volume of the Trust for the period of August 23 to September 30 was 7,400 BOE. The volume for this period was significantly impacted by a shut down of the Fort Nelson plant from August 27 to September 20 for a plant expansion. During this period, production volumes were reduced by approximately 8,600 Mcf per day. Gas production of the Trust returned to 33,000 Mcf per day when production through the Fort Nelson plant resumed.

Average product prices, before hedging adjustments, realized for the third quarter of 2002 were $42.03 per barrel for crude oil and $2.67 per Mcf of natural gas, compared with $39.04 per barrel of crude oil and $2.74 per Mcf of natural gas in the prior year. For the nine-month period to September 30, 2002, the realized price for crude oil was $37.66 per barrel and $3.07 per Mcf of natural gas. Comparable amounts for 2001 were $40.90 per barrel of crude oil and $6.50 per Mcf of natural gas.

**Hedging**

Production income for the third quarter includes a net loss of $580,099 relating to financial instruments associated with commodity and foreign exchange contracts. This net loss is a combination of a hedging loss on crude oil of $810,080 and a gain of $229,981 for financial instruments associated with natural gas.

For the nine months ended September 30, 2002 there was a hedging loss for crude oil of $822,130 and a gain of $1,770,384 for financial instruments associated with natural gas. This compares with a hedging loss for crude oil of $131,915 and a natural gas hedging loss of $2,433,085 for the nine months ended September 30, 2001.

For the period of August 23 to September 30, the Trust recorded a net hedging gain of $342,097 which consisted of a gain of $882,799 for financial instruments associated with natural gas, and a hedging loss for crude oil of $540,702. The hedging gain for natural gas includes $421,621 relating to the contract for a natural gas ceiling which is accounted for based on the mark-to-market value, and for which the mark-to-market liability was reduced by this amount during the period.

The Trust utilizes hedging of natural gas and crude oil to provide greater certainty and stability to distributions. A full description of the outstanding financial instruments for commodity and foreign exchange is contained in Note 5 of the unaudited interim consolidated financial statements for the nine months ended September 30, 2002. All of the commodity and foreign exchange contracts have been entered into with parties that represent minimal counterparty risk.

#### Royalties

Royalties as a percentage of production income amounted to 25.2% in the third quarter of 2002, the same rate as for the third quarter of 2001. For the first nine months of 2002, royalties were 23.4% of production income compared with 27.9% for the first nine months of 2001. The higher royalty rates reported in 2001 are indicative of the high prices for oil and gas which prevailed for the first part of 2001. Lower royalties in 2002 also reflect favourable royalty rates applicable to new wells.

#### Production Expenses

Production expenses for the nine months ended September 30, 2002 were $3.38 per barrel of oil equivalent. This represents a 14% reduction from the $3.95 per barrel of oil equivalent on average for 2001, with barrels of oil equivalent calculated at 6:1.

For the operations of the Trust from August 23 to September 30, production expenses were $3.19 per barrel of oil equivalent. The reduction in the operating expenses for the Trust is reflective of the gas-weighted property mix.

#### Operating Netbacks

| | August 23 to September 30, 2002 | July 1 to September 30, 2002 | January September 30, 2002 |
|---|---|---|---|
| Average daily production | | | |
| Crude oil and NGLs (bbls/d) | 3,049 | 4,871 | 6,142 |
| Natural gas (Mcf/d) | 26,101 | 30,103 | 32,115 |
| Barrels of oil equivalent (@ 6:1) | 7,400 | 9,888 | 11,494 |
| Average product prices received | | | |
| Crude oil (CDN$/bbl) | 44.15 | 42.03 | 37.66 |
| Hedge gain (loss) (CDN$/bbl) | (5.32) | (2.01) | (0.54) |
| Natural gas (CDN$/Mcf) | 3.43 | 2.67 | 3.07 |
| Hedge gain (loss) (CDN$/Mcf) | 0.87 | 0.08 | 0.20 |
| Netback | | | |
| Revenue (incl. hedging) | $ 30.87 | $ 28.44 | $ 28.74 |
| Royalties (net of ARTC) | (7.41) | (7.16) | (6.73) |
| Production expenses | (3.19) | (3.59) | (3.38) |
| Netback per BOE | $ 20.27 | $ 17.69 | $ 18.63 |

#### Other Income

Other income primarily consists of third-party processing fees for the processing of volumes. For the first nine months of 2002, other income totalled $964,526, compared with $777,599 of the comparable period in 2001.

The Trust reported Other Income for the 39-day period ending September 30 totalling $207,538. Of this, $200,380 is third-party processing revenue and $7,158 is interest income. The Trust earns third-party processing revenue at its owned facilities located at the Kotcho area in British Columbia, and at the Sylvan Lake and Golden areas of Alberta.

#### Technical Services Agreement

As per the Plan of Arrangement, the Trust has a Technical Services Agreement with Storm Energy Ltd. through which the Trust receives services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. This arrangement expires on June 30, 2003. This is the only transitional agreement between Focus Energy Trust and Storm Energy Ltd.

#### General and Administrative Expenses

General and administrative expenses, net of operating recoveries on operated properties, for the third quarter of 2002 were $1,013,736 compared with $1,122,247 for the second quarter. General and administrative expenses for the period of July 1 to August 22 prior to the effective date of the Plan of Arrangement were $737,339. Commencing on August 23, the Trust has general and administrative expenses relating to its employees, office premises, insurance and corporate expenses. General and administrative expenses of $276,397 for the Trust from August 23 to September 30 include $140,697 associated with the Executive Bonus Plan implemented as part of the Plan of Arrangement.

#### Interest Expense

Interest expenses declined slightly in the third quarter of 2002 compared with the second quarter of 2002. Bank indebtedness increased from $65.5 million on June 30 to $78.3 million at the time the indebtedness was split between the Trust and Storm Energy Ltd. On August 23, the Trust retained bank indebtedness of $40 million, and this amount increased to $49 million through September 30 as a result of operations and the payment of accounts payable. Borrowings under the credit facilities bear interest at bank prime rate.

#### Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The provision for depletion and depreciation for the third quarter of 2002 increased by 35% over the provision for the third quarter of 2001 and increased by 7% over the second quarter of 2002. The depletion and depreciation rate for the Trust after the Plan of Arrangement is $8.64 per BOE. This rate reflects the specific oil and gas properties and facilities owned by the Trust, and incorporates the results of the external reserve report dated June 1, 2002 prepared in connection with the Plan of Arrangement.

The provision for site restoration and abandonment of $1,068,426 for the nine months ended September 30, 2002 represents a rate of $0.34 per BOE. The rate for the Trust after the Plan of Arrangement is $0.26 per BOE after consideration of the specific oil and gas properties and facilities retained by the Trust.

#### Taxes

Current and large corporations tax for the quarter ended September 30, 2002 was $1.2 million, of which $0.6 million resulted from taxes, paid during the quarter, of a subsidiary, and an additional $0.5 million to adjust the current year expense estimated based on those tax filings. For the nine months ended September 30, 2002, current and large corporations tax was $1,802,438 for 2002, compared with $362,778 for 2001.

The provision for future income taxes for the third quarter was a recovery of $2.6 million resulting from the reorganization expenses incurred in the quarter. For the nine months ended September 30, 2002, the decrease of 63% in the provision for future income tax from 2001 corresponds with the decrease in income before income and other taxes.

#### Reorganization Expenses

Associated with the Plan of Arrangement were reorganization expenses of $12.7 million, of which $9.6 million relate to the cancellation of stock options, and $3.1 million of advisory and other costs.

#### Cash Flow from Operations and Net Income

The total changes in revenue and expenses outlined above resulted in a decline in earnings for the third quarter and the first nine months of 2002 compared with 2001. The third quarter loss of $4.9 million was the result of reorganization expenses associated with the Plan of Arrangement. This compares to net income of $6.1 million for the third quarter of 2001. Cash flow from operations for the third quarter of 2002 was $232,063 compared with $17.6 million for the third quarter of 2001.

For the 39-day period from August 23 to September 30, the Trust reports cash flow from operations of $5.2 million and net income of $1.4 million.

#### Capital Expenditures

For the nine months ended September 30, 2002 capital expenditures were $36.5 million. Capital expenditures of the Trust after August 23, 2002 totalled $481,390 for workovers, the tie-in of a new gas well, and set-up costs associated with the winter development program in British Columbia. The winter capital program of the Trust is focused on development of natural gas properties at the Tommy Lakes property in northeast British Columbia.

#### Capitalization and Financial Resources

The Trust entered into a new revolving term credit facility of $70 million which is classified as long-term debt and $49 million was drawn at September 30, 2002. At the end of the third quarter, working capital was $10.9 million. The cash and cash equivalent component of the working capital will be used for debt repayment in early 2003. The Trust is committed to maintaining its financial strength, using debt on a prudent basis, and having credit arrangements which provide financial resources to take advantage of acquisition opportunities.

The net debt level, after adjusting for working capital, was $56 million at June 30, 2002, and was reduced to $38.1 million at September 30, 2002. This reduction was the result of $22.6 million of net debt transferred to Storm Energy Ltd. as per the Plan of Arrangement, which is partially offset by capital programs of the Company.

**Cash Distributions**

On August 27, 2002 the Trust announced a distribution policy of monthly distributions of $0.11 per trust unit for the remainder of 2002 and declared a distribution of $0.11 per trust unit to be paid on October 15, 2002 in respect of September production. The distribution policy incorporates the withholding of approximately 15 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long term.

Focus Energy Trust announces its distribution policy on a quarterly basis, and actual amount of the cash distribution is dependent on the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow as determined by the Board of Directors.

Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

Cash flow from operations for the 39-day period ended September 30, 2002 was $0.18 per unit. This included $0.015 per unit related to a gain on a commodity contract which is recorded on a mark-to-market basis. During this period the Trust benefited from strong commodity prices and production volumes, and limited general and administrative expenses. Capital expenditures for the period of $481,390 represented 9.3% of cash flow. The level of capital expenditures will increase in the fourth quarter of 2002 and the first quarter of 2003 as the Trust completes its winter drilling program for natural gas properties at the Tommy Lakes property in British Columbia.

The Exchangeable shares of FET Resources Ltd. are convertible into trust units of the Trust based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable shares and the cash flow related to the Exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

# Consolidated Balance Sheets

| | **September 30, 2002** | December 31, 2001 |
|---|---|---|
| **ASSETS** | **(Unaudited)** | |
| **Current assets** | | |
| Cash and cash equivalents | **$ 6,600,146** | $ – |
| Accounts receivable | **14,726,694** | 11,547,637 |
| Prepaid expenses | **1,307,369** | 1,327,909 |
| | **22,634,209** | 12,875,546 |
| **Capital assets** | **160,560,300** | 195,006,440 |
| | **$183,194,509** | $ 207,881,986 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | **$ 9,373,165** | $ 23,856,894 |
| Cash distributions payable | **2,357,207** | – |
| | **11,730,372** | 23,856,894 |
| **Long-term debt** [note 3] | **48,979,733** | 55,008,909 |
| **Provision for site restoration and abandonment** | **2,186,534** | 2,192,486 |
| **Future income tax** | **50,129,996** | 35,768,729 |
| | **113,026,635** | 116,827,018 |
| **UNITHOLDERS' EQUITY** | | |
| Unitholders' capital [note 4] | **31,778,609** | 39,378,878 |
| Exchangeable shares [note 4] | **11,619,687** | – |
| Accumulated earnings | **29,126,785** | 51,676,090 |
| Accumulated cash distributions | **(2,357,207)** | – |
| | **70,167,874** | 91,054,968 |
| | **$183,194,509** | $ 207,881,986 |

*See Notes to Consolidated Financial Statements*

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

# Consolidated Statements of Income and Accumulated Earnings

| (unaudited) | **August 23 to September 30 2002** | **Three months ended September 30 2002** | 2001 | **Nine months ended September 30 2002** | 2001 |
|---|---|---|---|---|---|
| **REVENUE** | | | | | |
| Production income | **$ 8,908,081** | **$ 25,869,262** | $ 29,767,601 | **$ 90,170,429** | $ 107,095,726 |
| Royalties | **(2,140,169)** | **(6,580,368)** | (7,695,964) | **(21,420,083)** | (29,936,047) |
| Alberta royalty tax credit | **2,404** | **68,997** | 167,036 | **316,942** | 446,599 |
| Other income | **207,538** | **57,876** | 305,079 | **964,526** | 777,599 |
| | **6,977,854** | **19,415,767** | 22,543,752 | **70,031,814** | 78,383,877 |
| **EXPENSES** | | | | | |
| Production | **921,180** | **3,266,210** | 3,051,719 | **10,614,592** | 10,763,103 |
| Technical services agreement [note 2] | **451,613** | **451,613** | – | **451,613** | – |
| General and administrative | **276,397** | **1,013,736** | 561,582 | **2,511,153** | 1,419,644 |
| Interest on revolving bank credit facility | **131,967** | **562,441** | 1,012,378 | **1,754,605** | 3,368,814 |
| Depletion and depreciation | **2,493,102** | **7,397,608** | 5,486,881 | **20,820,714** | 15,818,675 |
| Provision for site restoration and abandonment | **74,062** | **289,799** | 336,194 | **1,068,426** | 982,247 |
| | **4,348,321** | **12,981,407** | 10,448,754 | **37,221,103** | 32,352,483 |
| | **2,629,533** | **6,434,360** | 12,094,998 | **32,810,711** | 46,031,394 |
| Reorganization expenses [note 2] | **–** | **(12,717,078)** | – | **(12,717,078)** | – |
| **Income (loss) before income and other taxes** | **2,629,533** | **(6,282,718)** | 12,094,998 | **20,093,633** | 46,031,394 |
| **Income and other taxes** | | | | | |
| Future income tax (recovery) | **1,180,000** | **(2,600,326)** | 5,798,940 | **7,639,713** | 20,796,840 |
| Current and large corporations tax | **27,088** | **1,172,626** | 166,164 | **1,802,438** | 362,778 |
| | **1,207,088** | **(1,427,700)** | 5,965,104 | **9,442,151** | 21,159,618 |
| **Net income (loss) for the period** | **1,422,445** | **(4,855,018)** | 6,129,894 | **10,651,482** | 24,871,776 |
| **Accumulated earnings, beginning of period** | **27,704,340** | **67,182,590** | 38,276,216 | **51,676,090** | 19,735,338 |
| Purchase cost in excess of stated value of shares redeemed | **–** | **–** | – | **–** | (201,004) |
| Transfer of assets and liabilities pursuant to Plan of Arrangement [note 2] | **–** | **(33,200,787)** | – | **(33,200,787)** | – |
| **Accumulated earnings, end of period** | **$ 29,126,785** | **$ 29,126,785** | $ 44,406,110 | **$ 29,126,785** | $ 44,406,110 |
| **Net income (loss) per Unit** | | | | | |
| Basic | **$ 0.05** | **$ (0.17)** | $ 0.22 | **$ 0.38** | $ 0.90 |
| Diluted | **$ 0.05** | **$ (0.17)** | $ 0.21 | **$ 0.38** | $ 0.87 |

*See Notes to Consolidated Financial Statements*

# Consolidated Statements of Cash Flows

| (unaudited) | August 23 to September 30 2002 | Three months ended September 30 2002 | 2001 | Nine months ended September 30 2002 | 2001 |
|---|---|---|---|---|---|
| **Operating activities** | | | | | |
| Net income (loss) for the period | **$ 1,422,445** | **$ (4,855,018)** | $ 6,129,894 | **$ 10,651,482** | $ 24,871,776 |
| Add non-cash items: | | | | | |
| Depletion and depreciation | **2,493,102** | **7,397,608** | 5,486,881 | **20,820,714** | 15,818,675 |
| Provision for site restoration and abandonment | **74,062** | **289,799** | 336,194 | **1,068,426** | 982,247 |
| Future income tax | **1,180,000** | **(2,600,326)** | 5,798,940 | **7,639,713** | 20,796,840 |
| **Cash flow from operations** | **5,169,609** | **232,063** | 17,751,909 | **40,180,335** | 62,469,538 |
| Actual site restoration paid | **–** | **(6,245)** | (614) | **(6,647)** | (614) |
| Net change in non-cash working capital items | **(8,253,703)** | **2,186,662** | 4,080,207 | **(10,658,562)** | (362,471) |
| | **(3,084,094)** | **2,412,480** | 21,831,502 | **29,515,126** | 62,106,453 |
| **Financing activities** | | | | | |
| Proceeds from exercise of stock options | **–** | **2,574,835** | 153,250 | **3,019,428** | 622,139 |
| Common shares repurchased | **–** | **–** | – | **–** | 266,428) |
| Issue of exchangeable shares | **999,990** | **999,990** | – | **999,990** | |
| Increase (decrease) in long-term debt | **10,301,638** | **7,660,672** | (30,437) | **18,167,828** | 4,545,048 |
| Cash distributions | **(2,357,207)** | **(2,357,207)** | | **(2,357,207)** | – |
| Net change in non-cash working capital items | **2,357,207** | **2,357,207** | | **2,357,207** | – |
| | **11,301,628** | **11,235,497** | 122,813 | **22,187,246** | 4,900,759 |
| **Investing activities** | | | | | |
| Capital assets additions, net | **(481,390)** | **(6,101,322)** | (13,046,540) | **(36,473,521)** | (47,118,768) |
| Net change in non-cash working capital items | **(1,135,998)** | **(946,509)** | 158,084 | **(8,628,705)** | (3,394,741) |
| | **(1,617,388)** | **(7,047,831)** | (12,888,456) | **(45,102,226)** | (50,513,509) |
| **Increase in cash and cash equivalents during the period** | **6,600,146** | **6,600,146** | 9,065,859 | **6,600,146** | 16,493,703 |
| Cash and cash equivalents, beginning | **–** | **–** | 7,427,844 | **–** | – |
| **Cash and cash equivalents, ending** | **$ 6,600,146** | **$ 6,600,146** | $ 16,493,703 | **$ 6,600,146** | $ 16,493,703 |
| **Cash flow from operations per unit** | | | | | |
| Basic | **$ 0.18** | **$ 0.01** | $ 0.64 | **$ 1.43** | $ 2.26 |
| Diluted | **$ 0.18** | **$ 0.01** | $ 0.62 | **$ 1.43** | $ 2.18 |
| **Cash distribution per unit** | **$ 0.11** | | | | |

*See Notes to Consolidated Financial Statements*

# Notes to Consolidated Financial Statements

As at September 30, 2002

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

Focus Energy Trust ("the Trust") was established on August 23, 2002 under a Plan of Arrangement entered into by the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. Under the Plan of Arrangement FET Resources Ltd. became the successor company to Storm Energy Inc. ("the Company") through amalgamation. FET Resources Ltd. is a wholly owned subsidiary of the Trust.

Prior to the Plan of Arrangement on August 23, 2002 the consolidated financial statements include the accounts of the Company and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Trust and its subsidiaries, and its share of a partnership, and have been prepared by management in accordance with Canadian generally accepted accounting principles and, except as outlined below, are consistent with the accounting policies set out in the Company's 2001 Annual Report. The consolidated financial statements and notes should be read in conjunction with the Company's 2001 Annual Report.

Change in Disclosure

The Trust has elected to use the intrinsic value based method of accounting for stock-based compensation arrangements. The exercise price of the rights granted under the Trust's Unit Rights Incentive Plan ("the Plan") may be reduced in future periods in accordance with the terms of the Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, the purchase and sale of capital assets, and debt repayment. Therefore it is not possible to determine a fair value for the rights granted under the Plan.

NOTE 2 TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd., certain assets, being producing and exploratory oil and gas properties, administrative assets and working capital, and an allocation of long-term debt. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

| | | |
|---|---|---|
| Petroleum and natural gas assets and equipment | $ | 49,712,779 |
| Office furniture and equipment | | 348,714 |
| Leasehold improvements | | 37,454 |
| Net working capital | | 1,645,021 |
| Future income tax asset | | 6,721,554 |
| Total assets transferred | | 58,465,522 |
| Long-term debt | | 24,197,004 |
| Provision for site restoration and abandonment | | 1,067,731 |
| Net assets transferred and reduction in retained earnings | $ | 33,200,787 |

The above amounts are estimates which were made by management at the time of the Plan of Arrangement based on information available at the time. Amendments may be made to these amounts as values subject to estimate are finalized.

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

As part of the Plan of Arrangement, the Trust entered into a Technical Services Agreement with Storm Energy Ltd. which expires on June 30, 2003. Under this agreement, the Trust pays a monthly fee of $350,000 for certain technical and administrative services.

NOTE 3 LONG-TERM DEBT

The Company has a revolving term credit facility with a Canadian financial institution. The Company has $70,000,000 available under this facility. Advances bear interest at the bank's prime rate. The facility is subject to review by the bank and if certain conditions are not met the facility becomes a three-year term loan. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

NOTE 4 UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Pursuant to the Plan of Arrangement, 20,884,039 trust units and 7,706,263 Exchangeable shares were issued on the cancellation of the shares of Storm Energy Inc., and 145,984 Exchangeable shares were purchased by three executive officers of the Trust.

The Exchangeable shares of FET Resources Ltd. are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable shares. During the period of August 23 to September 30, 2002, a total of 545,120 Exchangeable shares were converted to trust units at an exchange ratio of one trust unit for each Exchangeable share. At September 30, 2002, the exchange ratio was 1 to 1. The Trust declared a distribution of $0.11 per unit to be paid on October 15, 2002 in respect of production to September 30. Effective October 15, 2002, the Exchange Ratio of the Exchangeable shares increases from 1.00000 to 1.01098.

| | Number of Shares | Consideration |
|---|---|---|
| **Trust Units of Focus Energy Trust** | | |
| Issued pursuant to Plan of Arrangement August 23, 2002 | 20,884,039 | 30,970,217 |
| Issued on conversion of Exchangeable shares | 545,120 | 808,392 |
| Balance as at September 30, 2002 | 21,429,159 | 31,788,609 |

| | Number of Shares | Consideration |
|---|---|---|
| **Exchangeable Shares of FET Resources Ltd.** | | |
| Issued pursuant to Plan of Arrangement August 23, 2002 | 7,706,263 | 11,428,089 |
| Issued for cash | 145,984 | 999,990 |
| Exchanged for trust units | (545,120) | (808,392) |
| Balance as at September 30, 2002 | 7,307,127 | 11,619,687 |
| Trust units issuable on conversion | 7,307,127 | 11,619,687 |
| **Trust unitholders' capital as at September 30, 2002** | **28,736,286** | **43,408,296** |

| | Number of Shares | Grant Price |
|---|---|---|
| **Trust Unit Rights** | | |
| Granted and balance as at September 30, 2002 | 280,000 | $ 9.62 |

The Exercise Price is calculated by deducting from the Grant Price the aggregate of all distributions in certain situations.

As per the Plan of Arrangement, shareholders of Storm Energy Inc. received one unit in Focus Energy Trust or one Exchangeable share in FET Resources Ltd., and one share in a new public exploration and production company, Storm Energy Ltd. for each common share held.

| | Number of Shares | Consideration |
|---|---|---|
| **Common Shares of Storm Energy Inc.** | | |
| Balance as at December 31, 2000 | 27,470,334 | 38,653,624 |
| Issued upon exercise of stock options | 358,074 | 790,678 |
| Purchased by normal course issuer bid | (46,400) | (65,424) |
| Balance as at December 31, 2001 | 27,782,008 | 39,378,878 |
| Issued upon exercise of stock options | 808,294 | 3,019,428 |
| Balance August 22, 2002 prior to Plan of Arrangement | 28,590,302 | 42,398,306 |
| Trust units issued | (20,884,039) | (30,970,217) |
| Exchangeable shares issued | (7,706,263) | (11,428,089) |
| | nil | nil |

NOTE 5 FINANCIAL INSTRUMENTS

*The following contracts were outstanding as at September 30, 2002. Settlement of these contracts, which have no* book value, would have resulted in a net payment by the Trust of $4,628,171.

| **Commodity Contracts** | Daily Quantity | Avg. Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Crude oil – fixed price | 1,000 bbls | $ 37.63 | Cdn | WTI | October 2002 – December.2002 |
| | 700 bbls | $ 39.80 | Cdn | WTI | October 2002 – August 2003 |
| | 300 bbls | $ 39.90 | Cdn | WTI | October 2002 – August 2003 |
| Natural gas – fixed price | 3,000 MMBTU | $ 5.02 | Cdn | Sumas | October 2002 – October 2003 |
| | 7,000 MMBTU | $ 5.18 | Cdn | Sumas | November 2002 – October 2003 |
| | 12,500 GJ | $ 4.76 | Cdn | AECO | October 2002 – March 2003 |
| Natural gas – collared | 7,000 MMBTU | $3.50-$5.10 | US | Sumas | October 2002 |

| **Foreign Currency Contracts** | Monthly Amount ($US) | Contract Rate | | Term |
|---|---|---|---|---|
| Forward foreign exchange sale | $ 735,000 | 1.47240 | Cdn | October 2002 |

The following contract, with a liability book value of $1,020,379, was outstanding at September 30, 2002 and included in accounts payable and accrued liabilities.

| **Commodity Contracts** | Daily Quantity | Avg. Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Natural gas – ceiling | 12,755 GJ | $5.15 | Cdn | AECO | November 2002 – March 2003 |
| Subsequent to September 30, 2002, this contract was replaced by the following contract: | | | | | |
| Natural gas – ceiling | 8,420 GJ | $4.90 | Cdn | AECO | April 2003 – October 2003 |

NOTE 6 NET INCOME AND CASH FLOW FROM OPERATIONS PER TRUST UNIT

Basic per unit calculations for the nine-month period ended September 30, 2002 were based on weighted average trust units outstanding or common shares of the Company outstanding of 28,030,061.

Basic per unit calculations for the 39-day period from the commencement of the Trust on August 23 to September 30, 2002 were based on weighted average trust units outstanding of 28,605,275. Basic per unit amounts have been computed on the basis that the outstanding exchangeable shares have been converted at the average exchange ratio during the period. Diluted per unit calculations include the 280,000 additional trust units that could be issued under the terms of the Unit Rights Plan.

# Corporate Information

**SENIOR MANAGEMENT**

Derek W. Evans
*President and C.E.O.*

William D. Ostlund
*Vice President, Finance and C.F.O.*

Dennis M. Lawrence
*Vice President, Engineering*

David W. Sakal
*Vice President, Operations*

Grant A. Zawalsky
*Corporate Secretary*

**DIRECTORS**

Matthew J. Brister
John A. Brussa
Stuart G. Clark
Derek W. Evans
Gerry A. Romanzin

**OFFICE**

Suite 3250, 205 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V7
Tel: (403) 781-8409
Fax: (403) 781-8408
www.focusenergytrust.com

**STOCK EXCHANGE LISTING**

TSX Listings:
Focus Energy Trust: **FET-UN**

FET Resources Ltd.: **FTX**
(Exchangeable shares)

**SOLICITORS**

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

**AUDITORS**

Deloitte & Touche LLP
Calgary, Alberta

**BANKERS**

C.I.B.C., Oil & Gas Group
Calgary, Alberta

**REGISTRAR & TRANSFER AGENT**

Valiant Trust Company
Calgary, Alberta

**FOR FURTHER INFORMATION CONTACT:**

Derek W. Evans
*President and Chief Executive Officer*
Tel: (403) 781-8405

William D. Ostlund
*Vice President,*
*Finance and Chief Financial Officer*
Tel: (403) 781-8406

**FORWARD LOOKING INFORMATION**

Corporate information provided herein contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by Focus at the time of preparation, may be proven to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. There is no representation by Focus that the actual results achieved during the forecast period will be the same in whole or in part as those forecast.

VALIANT
*Trust Company*
510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2
Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

November 29, 2002

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

**Re: Focus Energy Trust**
**Mailing of Third Quarter Report**
**to Registered Unitholders**

As the mailing agent for Focus Energy Trust, we are pleased to confirm the mailing of the third quarter report for the period ended September 30, 2002, to each of the Registered Unitholders of the subject corporation on **November 29, 2002**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Focus Energy Trust
Attn: Mr. Bill Ostlund

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF INTERIM MAILING TO THE |
| OF | ) | UNITHOLDERS OF **FOCUS ENERGY TRUST** |
| ALBERTA | ) | ("CORPORATION"). |

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **NOVEMBER 29, 2002** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF UNITS OF THE CORPORATION;**

   **(a) a copy of the THIRD QUARTER REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2002 marked EXHIBIT "A" and identified by me;**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

| | | |
|---|---|---|
| DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 29TH DAY OF NOVEMBER 2002. | ) ) ) ) ) ) | |
| "Pam Elliott" | | "Cheryl Dahlager" |
| COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA | | CHERYL DAHLAGER |
| My commission expires on November 15, 2003. | | |

# QUARTERLY AND YEAR END REPORT

BC Form 51-901F
(previously Form 61)

| *ISSUER DETAILS*<br>NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT Y/M/D | | |
|---|---|---|---|---|
| Focus Energy Trust | 09/30/2002 | 2002 | 11 | 29 |

| ISSUER'S ADDRESS |
|---|
| 3250, 205 – 5th Avenue S.W. |

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Calgary | AB | T2P 2V5 | (403) 781-8408 | (403) 781-8409 |

| CONTACT NAME | CONTACT POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| William Ostlund | Chief Financial Officer | (403) 781-8409 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| billo@focusenergytrust.com | www.focusenergytrust.com |

**CERTIFICATE**
*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED | | |
|---|---|---|---|---|
| *Derek Evans* | Derek Evans | 2002 | 11 | 29 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED | | |
| *Grant A. Zawalsky* | Grant A. Zawalsky | 2002 | 11 | 29 |

December 2, 2002

**For Immediate Release**

**Focus Energy Trust - FET.UN –TSX**
**FET Resources Ltd. - FTX -TSX**

**CALGARY, December 2, 2002** FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.02159 to 1.03291. Such increase will be effective on December 15, 2002.

The following are the details on the calculation of the Exchange Ratio:

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio ** | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| November 30, 2002 | 1.02159 | $0.11 | $9.7144 | 0.01132 | December 15, 2002 | 1.03291 |

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 – 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

For further information please contact:

**Focus Energy Trust**
**FET Resources Ltd.**

Derek Evans, President or
William Ostlund, Chief Financial Officer
at 403-781-8409

# NEWS RELEASE

## FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR JANUARY 15, 2003

**Calgary, December 17, 2002** — Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution for the month of December in the amount of Cdn. $0.11 per trust unit will be paid on January 15, 2003 to unitholders of record on December 31, 2002. The ex-distribution date is December 27, 2002.

Focus Energy Trust is a natural gas weighted energy trust created through the re-organization of Storm Energy Inc. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

For further information, please contact:


Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

c8008
r f BC-Storm-Issuer-Bid 12-18 0264
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Storm Announces Normal Course Issuer Bid

CALGARY, Dec. 18 /CNW/ - Storm Energy Inc. ("Storm") has announced today that The Toronto Stock Exchange has accepted its Notice of Intention to Make a Normal Course Issuer Bid. Under the terms of the Bid, Storm is authorized to buy back, for cancellation, up to 1,386,000 (approximately 5%) of its issued and outstanding Common Shares. As at December 12, 2001, Storm had 27,720,508 Common Shares issued and outstanding. The Bid will commence on December 20, 2001 and will end December 19, 2002. Purchases will be effected through the facilities of The Toronto Stock Exchange.

Storm believes the buy back of its Common Shares represents an appropriate use of funds as Storm is of the opinion that the market price of its Common Shares represents a discount to the fair value of such shares. Pursuant to a previous normal course issuer bid that commenced on December 20, 2000 and expired on December 19, 2001, Storm purchased an aggregate of 173,100 Common Shares at an average price of $5.74 per share. Storm is a Calgary based oil and gas exploration, development and production company. Storm's Common Shares trade on The Toronto Stock Exchange under the symbol "SME".

Shareholders may obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid, without charge, by contacting Storm.

%SEDAR: 00004970E

-0- 12/18/2001

/For further information: Matthew Brister, President and Chief Executive Officer, (403) 781-1603, Donald McLean, Vice President, Finance, (403) 781-1605, Fax: (403) 266-6209/

(SME.)

CO: Storm Energy Inc.
ST: Alberta
IN: OIL
SU:

-30-

CNW 07:17e 15-JAN-02

**REPORT OF TAKE-OVER BID OR ISSUER BID**
*Securities Act (Quebec)*

(Section 189.1.1 of the Regulations)

1. Name and address of the offeree issuer:

   Not applicable. The Offeror made a normal course issuer bid for its own common shares through the facilities of The Toronto Stock Exchange.

2. Name and address of the offeror:

   Storm Energy Inc.
   Suite 3300, 205 -5th Avenue S.W.
   Calgary, AB T2P 2V7

3. Designation of the class(es) of securities that are subject to the bid:

   Common Shares - CUSIP Number: 861918 20 9

4. What is the date of the bid?

   December 20, 2001 to December 19, 2002.

5. What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

   1,386,000 Common Shares, being approximately 5% of the issued and outstanding Common Shares.

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

   Storm will pay the market price for its Common Shares on The Toronto Stock Exchange at the time of acquisition.

7. What is the fee payable in respect of the bid, as calculated under section 271.4(1) of the Regulations?

   Greater of $1,000 and [0.02% x 25% x $9.30 [(1)] x 1,386,000 = $644.49] = $1,000

   Note:

   (1) Based on the closing price of the Common Shares on The Toronto Stock Exchange on December 17, 2001, the last trading date prior to the issuance of Storm's December 18, 2001 press release.

8. The information given in this report is true and complete.

Dated: January 8, 2002

**STORM ENERGY INC.**

By: (signed)
Donald G. McLean
Vice President, Finance & Administration
and Chief Financial Officer

**Form 42**

**REPORT OF TAKE-OVER BID, ISSUER BID OR APPLICATION UNDER CLAUSE 104(2)(c) OF THE ACT**

(Subsection 203.1(1) Of The Regulation)

1. Name and address of the offeree issuer:

   Not applicable. The Offeror made a normal course issuer bid for its own common shares through the facilities of The Toronto Stock Exchange.

2. Name and address of the offeror:

   Storm Energy Inc.
   Suite 3300, 205 -5th Avenue S.W.
   Calgary, AB T2P 2V7

3. What is the designation of the class(es) of securities that are subject to the bid? (Include the CUSIP number)

   Common Shares - CUSIP Number: 861918 20 9

4. What is the date of the bid?

   December 20, 2001 to December 19, 2002.

5. What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

   1,386,000 Common Shares, being approximately 5% of the issued and outstanding Common Shares.

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

   Storm will pay the market price for its Common Shares on The Toronto Stock Exchange at the time of acquisition.

7. What is the number of securities of each class subject to the bid, excluding the offeror's securities, that are held by security holders whose last address as shown on the books of the offeree issuer is in Ontario?

   Unknown.

8. What is the fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1?

Greater of $800 and [(9.30[1] x 0.02%)(A) x 1,386,000 (B) x 5%(C) – 20% = $103.12] = $800

Note:

(1) Based on the closing price of the Common Shares on The Toronto Stock Exchange on December 17, 2001, the last trading date prior to the issuance of Storm's December 18, 2001 press release.

9. The information given in this report is true and complete.

Dated: January 8, 2002

**STORM ENERGY INC.**

By: (signed)
Donald G. McLean
Vice President, Finance & Administration
and Chief Financial Officer

#240891 v1

**STORM ENERGY INC.**
**("SME")**

**NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID**

## ISSUER BID

This is a Notice of Intention by Storm Energy Inc. (the "**Corporation**"), a corporation incorporated under the *Business Corporations Act* (Alberta) with its principal office at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, to make a normal course issuer bid (the "**Issuer Bid**") for certain of its issued and outstanding Common Shares (the "**Shares**").

## THE CORPORATION'S SHARE PURCHASE PROGRAM

The Corporation proposes to purchase from time to time, as it considers advisable, commencing December 20, 2001 (the "**Commencement Date**") up to 1,386,000 Shares (being approximately 5 percent of the issued and outstanding Common Shares) on the open market through the facilities of The Toronto Stock Exchange subject to the limitation that no more than 2 percent of the issued and outstanding Common Shares may be purchased in any 30 day period. In no event, however, will the Corporation purchase more than 5 percent of its issued and outstanding Common Shares as determined at the Commencement Date. The Issuer Bid will terminate on December 19, 2002, being 12 months after the Commencement Date or such earlier time as the program has been completed. No purchases will be made by the Corporation other than by means of open market transactions during the period the Issuer Bid is outstanding. The price which the Corporation will pay for any Shares will be not higher than the last independent trade of a board lot at the time of such purchase. Shareholders selling Shares shall be responsible for normal brokerage commissions. Purchase and payment for the Shares acquired by the Corporation will be made in accordance with the rules and policies of The Toronto Stock Exchange. Pursuant to a previous normal course issuer bid that commenced on December 20, 2000 and expires on December 19, 2001, as at December 12, 2001 the Corporation had purchased an aggregate of 173,100 Common Shares at an average price of $5.74 per share.

## DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, First Preferred Shares, Second Preferred Shares and Third Preferred Shares of the Corporation. No First Preferred Shares, Second Preferred Shares or Third Preferred Shares are presently issued and outstanding.

### Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value. As at December 12, 2001, an aggregate of 27,720,508 Common Shares were issued and outstanding. The Common Shares rank junior to the First Preferred Shares, the Second Preferred Shares and the Third Preferred Shares. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of the Corporation, to receive dividends if, as and when declared by the board of directors and to receive pro rata the remaining property and assets of the Corporation upon it dissolution or winding-up, subject to the rights of shares having priority over the Common Shares.

## Preferred Shares

The First Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the board of directors may from time to time determine. The First Preferred Shares shall rank senior to the Second Preferred Shares, the Third Preferred Shares and the Common Shares with respect to the payment of dividends or the distribution of assets or return of capital of the Corporation in the event of a dissolution, liquidation or winding up of the Corporation. Holders of First Preferred Shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of the Corporation. No First Preferred Shares are presently issued and outstanding.

The Second Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the board of directors may from time to time determine. The Second Preferred Shares shall rank junior to the First Preferred Shares and senior to the Third Preferred Shares and the Common Shares with respect to the payment of dividends or the distribution of assets or return of capital of the Corporation in the event of a dissolution, liquidation or winding up of the Corporation. Holders of Second Preferred Shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of the Corporation. No Second Preferred Shares are presently issued and outstanding.

The Third Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the board of directors may from time to time determine. The Third Preferred Shares shall rank junior to the First Preferred Shares and Second Preferred Shares and senior to the Common Shares with respect to the payment of dividends or the distribution of assets or return of capital of the Corporation in the event of a dissolution, liquidation or winding up of the Corporation. Holders of Third Preferred Shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of the Corporation. No Third Preferred Shares are presently issued and outstanding.

## SOURCE OF FUNDS

Funds to purchase the Shares will be provided by the Corporation. The Corporation may borrow all or a portion of such funds. Management of the Corporation is satisfied that the resources of the Corporation will be adequate to provide the required funds to repay such borrowings and interest thereon.

## PURPOSE OF BID

The board of directors of the Corporation believes that the current market price of the Shares does not reflect the growth in the Corporation's reserves, production and cash flow during 2001. The board of directors have thus concluded that the purchase of Shares under the Issuer Bid is an appropriate use of the Corporation's funds and is in the best interests of the Corporation. The Issuer Bid will increase the proportionate share interest in the Corporation of those shareholders who retain their Shares. All Shares purchased by the Corporation will be cancelled, thereby increasing the respective proportionate share interest of all remaining shareholders on a pro rata basis. The Issuer Bid also affords an increased degree of liquidity to those of the Corporation's shareholders who elect to dispose of their Shares.

## SALES BY INSIDERS

To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, it has been determined that none of the directors, senior officers or other insiders of the Corporation nor their associates, and no person acting jointly or in concert with the Corporation, and no person holding ten percent or more of any class of equity securities, currently intend to sell their Shares under the Issuer Bid. It is possible, however, that such sales may occur as circumstances or decisions unrelated to the existence

of the Issuer Bid determine. None of such persons or companies expects to benefit, either individually or collectively, from the Issuer Bid, except to the extent that their holdings would represent an increased proportion of the issued and outstanding Common Shares after completion of the Issuer Bid. The Corporation does not have any contract, arrangement or understanding, formal or informal, with any holder of the Shares with respect to its proposed purchase thereof under the Issuer Bid or with any person with respect to any securities of the Corporation in relation to its proposed purchase of the Shares under the Issuer Bid.

## EVALUATION OF THE CORPORATION'S UNDEVELOPED LAND HOLDINGS

As at December 31, 2000, the Corporation's undeveloped land position consisted of 425,209 (308,946 net) acres. Based on an independent land evaluation conducted by Seaton-Jordan & Associates Ltd. ("**Seaton Jordan**") and summarized in a report prepared by Seaton-Jordan dated January 25, 2001 (the "**Seaton-Jordan Report**"), the value of Storm's net undeveloped land holdings at December 31, 2000 was $10.89 million. The Seaton-Jordan Report is based on certain factual data supplied by the Corporation and Seaton-Jordan's opinion of market value for the evaluated land.A copy of the Seaton-Jordan Report will be available for inspection during regular business hours at the principal offices of the Corporation at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.

**Subsequent to December 31, 2000, being the effective date of the Seaton-Jordan Report, the Corporation has acquired additional undeveloped land and, as a result, the Seaton-Jordan Report does not accurately reflect the value of the Corporation's undeveloped land holdings. The Corporation anticipates having an independent evaluation of its undeveloped land holdings as at December 31, 2001 prepared in the first quarter of 2002. A copy of such report will, upon the completion thereof, be available for inspection during regular business hours at the principal offices of the Corporation at Suite Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.**

The developed and undeveloped land holdings of the Corporation as at December 31, 2000 are set forth in the following table:

| | Developed | | Undeveloped | | Total | |
|---|---|---|---|---|---|---|
| | Gross(1) | Net(2) | Gross(1) | Net(2) | Gross(1) | Net(2) |
| Red Earth, Alberta | 20,720 | 17,590 | 100,679 | 84,261 | 121,399 | 101,851 |
| Pouce Coupe, Alberta | 3,840 | 2,035 | 3,680 | 3,315 | 7,520 | 5,350 |
| Sylvan Lake, Westerose and Medicine River, Alberta | 21,853 | 16,370 | 3,680 | 1,819 | 25,533 | 18,189 |
| Manning, Alberta | - | - | 36,480 | 36,480 | 36,480 | 36,480 |
| Cabin, British Columbia | 823 | 823 | 4,460 | 839 | 5,283 | 1,662 |
| Tommy Lakes, British Columbia | 61,678 | 37,260 | 79,326 | 46,386 | 141,004 | 83,646 |
| Petitot, British Columbia | 823 | 823 | 24,199 | 20,806 | 25,022 | 21,629 |
| Other | 7,910 | 5,595 | 55,058 | 34,544 | 62,968 | 40,139 |
| Total | 117,647 | 80,496 | 307,562 | 228,450 | 425,209 | 308,946 |

Notes:

(1) "Gross" means the total number of acres in which the Corporation has an interest.

(2) "Net" refers to the aggregate of the percentage interests of the Corporation in the gross acres.

## EVALUATION OF THE CORPORATION'S RESERVES

Paddock Lindstrom & Associates Ltd. ("**Paddock**"), an independent petroleum consulting firm, conducted an independent evaluation of the Corporation's oil, natural gas liquids and natural gas reserves effective December 31, 2000. The results of Paddock's evaluation are contained in their report dated

January 9, 2001 (the "**Paddock Report**"). A copy of a summary of the Paddock Report will be available for inspection during regular business hours at the principal offices of the Corporation at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.

**Subsequent to December31, 2000, being the effective date of the Paddock Report, the Corporation has acquired additional oil, natural gas liquids and natural gas reserve and, as a result, the Paddock Report does not accurately reflect the value of the Corporation's reserves. The Corporation anticipates having an independent evaluation of its reserves as at December31, 2001 prepared in the first quarter of 2002. A copy of such report will, upon the completion thereof, be available for inspection during regular business hours at the principal offices of the Corporation at Suite 1400, 255 - 5th Avenue S.W., Calgary, Alberta, T2P 3G6.**

## SELECTED RESERVE INFORMATION

The tables below are a summary of the oil, natural gas liquids and natural gas reserves and the present worth of future net cash flows associated with such reserves of the Corporation as evaluated in the Paddock Report, based on constant and escalated price assumptions. The tables summarize the data contained in the Paddock Report and as a result may contain slightly different numbers than the Paddock Report due to rounding. **All future cash flows are stated prior to provision for income taxes and indirect costs and after deduction of royalties, estimated future capital expenditures and well abandonment costs. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.**

The Paddock Report is based on certain factual data supplied by the Corporation and Paddock's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Corporation's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Corporation to Paddock and accepted without any further investigation. Paddock accepted this data as presented and neither title searches nor field inspections were conducted.

### Oil and Natural Gas Reserves and Present Worth of Estimated Future Cash Flows [9]

| | Gross Reserves[1] | | | Net Reserves[1] | | | Present Worth Cash Flow Discounted at[4][5][6][7][8] | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Reserves Category[2][3] | Oil | Natural Gas Liquids | Natural Gas | Oil | Natural Gas Liquids | Natural Gas | 0% | 10% | 15% | 20% |
| | (mstb) | (mstb) | (mmcf) | (mstb) | (mstb) | (mmcf) | (thousands of dollars) | | | |
| **Escalated Prices** | | | | | | | | | | |
| Proved Producing | 9,275 | 967 | 47,462 | 7,420 | 745 | 36,530 | 313,187 | 222,176 | 196,891 | 177,944 |
| Proved Non-Producing | 741 | 75 | 9,827 | 596 | 63 | 7,879 | 32,522 | 19,533 | 16,071 | 13,553 |
| Proved Undeveloped | 653 | 57 | 3,187 | 443 | 48 | 2,500 | 15,000 | 9,805 | 8,342 | 7,266 |
| Total Proved | 10,669 | 1,099 | 60,476 | 8,459 | 856 | 46,909 | 360,709 | 251,514 | 221,304 | 198,763 |
| Probable Additional | 2,132 | 161 | 10,533 | 1,761 | 126 | 8,148 | 67,369 | 35,682 | 28,636 | 23,855 |
| Total Proved + Probable | 12,801 | 1,260 | 71,009 | 10,220 | 982 | 55,057 | 428,078 | 287,196 | 249,940 | 222,618 |
| 50% Reduction for Risk | (1,066) | (80) | (5,266) | (880) | (63) | (4,074) | (33,684) | (17,841) | (14,317) | (11,927) |
| Proved + Risked Probable | 11,735 | 1,180 | 65,743 | 9,340 | 919 | 50,983 | 394,394 | 269,355 | 235,623 | 210,691 |

| Reserves Category[2][3] | Gross Reserves[1] | | | Net Reserves[1] | | | Present Worth Cash Flow Discounted at[4][5][6][7][8] | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Oil | Natural Gas Liquids | Natural Gas | Oil | Natural Gas Liquids | Natural Gas | 0% | 10% | 15% | 20% |
| | (mstb) | (mstb) | (mmcf) | (mstb) | (mstb) | (mmcf) | (thousands of dollars) | | | |
| **Constant Prices** | | | | | | | | | | |
| Proved Producing | 9,397 | 967 | 47,462 | 7,396 | 743 | 36,522 | 422,647 | 283,664 | 246,483 | 219,153 |
| Proved Non-Producing | 741 | 75 | 9,827 | 585 | 62 | 7,719 | 51,983 | 30,907 | 25,392 | 21,395 |
| Proved Undeveloped | 669 | 57 | 3,187 | 437 | 48 | 2,500 | 22,361 | 14,046 | 11,784 | 10,140 |
| Total Proved | 10,807 | 1,099 | 60,476 | 8,418 | 853 | 46,741 | 496,991 | 328,617 | 283,659 | 250,688 |
| Probable Additional | 2,213 | 161 | 10,533 | 1,790 | 125 | 8,154 | 93,821 | 49,138 | 39,267 | 32,565 |
| Total Proved + Probable | 13,020 | 1,260 | 71,009 | 10,208 | 978 | 54,895 | 590,812 | 377,755 | 322,926 | 283,253 |
| 50% Reduction for Risk | (1,106) | (80) | (5,266) | (895) | (62) | (4,077) | (46,910) | (24,569) | (19,633) | (16,282) |
| Proved + Risked Probable | 11,914 | 1,180 | 65,743 | 9,313 | 916 | 50,818 | 543,902 | 353,186 | 303,293 | 266,971 |

Notes:

(1) "**Gross**" reserves are defined as the total remaining recoverable reserves owned by the Corporation before deduction of any royalties. "**Net**" reserves are defined as those accruing to the Corporation after all interests owned by others including crown and freehold royalties have been deducted.

(2) The reserve volumes and present worth values of the probable additional reserves in the Paddock Report have been reduced by 50% by Paddock to account for risk.

(3) "**Proved Reserves**" are defined as those reserves estimated as recoverable under current technology and existing economic conditions (anticipated economic conditions in the escalated price assumption case), from that portion of the reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. The proved reserves are sub-divided into the following groups, depending on the status of their development.

(a) "**Proved Producing Reserves**" are defined as those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable of production but is shut -in because its deliverability is not required to meet contract commitments.

(b) "**Proved Non-Producing Reserves**" are defined as those reserves that are not currently producing either due to lack of facilities and/or markets.

(c) "**Proved Undeveloped Reserves**" are defined as those reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. Reserves on undrilled acreage shall be limited to those drilling units off-setting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

(d) "**Probable Additional Reserves**" are defined as those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(4) The Paddock escalating price report makes certain assumptions regarding future increases in the prices of oil and gas and takes into account inflation with respect to future operating and capital costs. Prices were escalated at 2% per annum after 2015 and costs were escalated at 2% per annum after 2001.

The price of oil will be governed by supply and demand, and the degree to which the Organization of Petroleum Exporting Countries ("**OPEC**") is able to limit supply will be a major determinant in establishing

oil prices for the next ten years. The oil price forecast has been based upon a supply forecast which falls in between a fully competitive market and a market controlled by an effective OPEC production quota system. The product prices used in the escalating price evaluations are as follows:

*Oil Prices*

| Year | WTI at Cushing | CDN/US Exchange Rate | WTI at Cushing | Edmonton Ref Oil Price | ARTC Rate |
|---|---|---|---|---|---|
| | ($US/bbl) | | ($/bbl) | ($/bbl) | % |
| 2001 | 27.00 | 0.66 | 40.91 | 39.91 | 25.00 |
| 2002 | 24.00 | 0.67 | 35.82 | 34.80 | 25.00 |
| 2003 | 23.00 | 0.68 | 33.82 | 32.78 | 25.00 |
| 2004 | 23.00 | 0.69 | 33.33 | 32.27 | 25.00 |
| 2005 | 23.46 | 0.70 | 33.51 | 32.43 | 25.00 |
| 2006 | 23.93 | 0.70 | 34.18 | 33.08 | 25.00 |
| 2007 | 24.41 | 0.70 | 34.87 | 33.74 | 25.00 |
| 2008 | 24.90 | 0.70 | 35.57 | 34.42 | 25.00 |
| 2009 | 25.39 | 0.70 | 36.28 | 35.11 | 25.00 |
| 2010 | 25.90 | 0.70 | 37.00 | 35.81 | 25.00 |
| 2011 | 26.42 | 0.70 | 37.74 | 36.52 | 25.00 |
| 2012 | 26.95 | 0.70 | 38.50 | 37.25 | 25.00 |
| 2013 | 27.49 | 0.70 | 39.27 | 38.00 | 25.00 |
| 2014 | 28.04 | 0.70 | 40.05 | 38.76 | 25.00 |
| 2015 | 28.60 | 0.70 | 40.85 | 39.53 | 25.00 |

*Natural Gas Price*

| Year | TCGSL | AECO C ALBERTA | ALBERTA 1 YEAR FIRM | SUMAS SPOT |
|---|---|---|---|---|
| | ($/mmbtu) | ($/mmbtu) | ($/mmbtu) | ($/mmbtu) |
| 2001 | 6.80 | 7.35 | 7.20 | 7.70 |
| 2002 | 5.00 | 5.36 | 5.20 | 5.57 |
| 2003 | 4.63 | 4.89 | 4.73 | 5.01 |
| 2004 | 4.28 | 4.44 | 4.28 | 4.56 |
| 2005 | 4.29 | 4.45 | 4.29 | 4.58 |
| 2006 | 4.37 | 4.54 | 4.37 | 4.67 |
| 2007 | 4.46 | 4.63 | 4.46 | 4.76 |
| 2008 | 4.55 | 4.72 | 4.55 | 4.86 |
| 2009 | 4.64 | 4.82 | 4.64 | 4.96 |
| 2010 | 4.73 | 4.91 | 4.73 | 5.06 |
| 2011 | 4.83 | 5.01 | 4.83 | 5.16 |
| 2012 | 4.93 | 5.11 | 4.93 | 5.26 |
| 2013 | 5.02 | 5.21 | 5.02 | 5.37 |
| 2014 | 5.12 | 5.32 | 5.12 | 5.47 |
| 2015 | 5.23 | 5.43 | 5.23 | 5.58 |

*NGL Prices*

| Year | PROPANE | BUTANE | ETHANE | SULPHUR PLANTGATE |
|---|---|---|---|---|
| | ($/bbl) | ($/bbl) | ($/bbl) | ($/LT) |
| 2001 | 23.95 | 25.94 | 22.37 | 15.00 |
| 2002 | 20.88 | 22.62 | 16.40 | 20.00 |
| 2003 | 19.67 | 21.31 | 15.13 | 20.40 |
| 2004 | 19.36 | 20.98 | 13.90 | 20.81 |
| 2005 | 19.46 | 21.08 | 13.93 | 21.22 |
| 2006 | 19.85 | 21.50 | 14.21 | 21.65 |
| 2007 | 20.25 | 21.93 | 14.50 | 22.08 |
| 2008 | 20.65 | 22.37 | 14.79 | 22.52 |

| | | | | |
|---|---|---|---|---|
| 2009 | 21.06 | 22.82 | 15.08 | 22.97 |
| 2010 | 21.48 | 23.27 | 15.39 | 23.43 |
| 2011 | 21.91 | 23.74 | 15.69 | 23.90 |
| 2012 | 22.35 | 24.22 | 16.01 | 24.38 |
| 2013 | 22.80 | 24.70 | 16.33 | 24.87 |
| 2014 | 23.26 | 25.19 | 16.65 | 25.36 |
| 2015 | 23.72 | 25.70 | 16.99 | 25.87 |

(5) Product prices in the constant price evaluations are as follows:

*Oil Prices*

| WTI AT Cushing | CDN/US Exchange Rate | WTI AT Cushing | Edmonton Ref Oil price | ARTC Rate |
|---|---|---|---|---|
| ($US/bbl) | ($/bbl) | ($/bbl) | ($/bbl) | |
| 27.00 | 0.660 | 40.91 | 39.91 | 25% |

*Natural Gas Prices*

| ALBERTA AECO | TCGSL | Alberta 1 YEAR FIRM | SUMAS SPOT |
|---|---|---|---|
| ($/mmbtu) | ($/mmbtu) | ($/mmbtu) | ($/mmbtu) |
| 7.35 | 6.80 | 7.20 | 7.70 |

*NGL Prices*

| PROPANE | BUTANE | ETHANE | SULPHUR PLANTGATE |
|---|---|---|---|
| ($/bbl) | ($/bbl) | ($/bbl) | ($/LT) |
| 23.95 | 25.94 | 22.37 | 15.00 |

The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the effective date of the Paddock Report. In addition, operating and capital costs have not been increased on an inflationary basis and ARTC varies from a maximum of 75% of $2.0 million when the oil price is below $100 per $m^3$ to a minimum of 25% of $2.0 million when the oil price is above $210 per $m^3$.

(6) Paddock estimates the total capital costs net to Storm to achieve the estimated future net proved and probable production revenues set out in the Paddock Report, based on constant cost assumptions, to be $18.0 million, of which $9.5 million is estimated to be spent in 2001.

Paddock estimates the total capital costs net to Storm to achieve the estimated future net proved and probable production revenues set out in the Paddock Report, based on escalating cost assumptions to be $18.2 million, of which $9.5 million is estimated to be spent in 2001.

Storm anticipates that the capital costs, in both the constant and escalating cost cases, will be financed through cash flow, equity and bank debt.

(7) Net production revenue is income derived from the sale of net reserves, less all capital costs, production taxes, and operating costs and before provision for income taxes and administrative overhead costs.

(8) The benefit from ARTC is included in the Paddock Report in accordance with the ARTC program currently in effect and is assumed to continue.

(9) Numbers may not add due to rounding.

## MATERIAL CHANGES IN THE AFFAIRS OF THE ISSUER

Other than as set forth below, there are no undisclosed material changes or plans or proposals for material changes in the affairs of the Corporation.

**Subsequent to December 31, 2000, being the effective date of the Seaton-Jordan Report, the Corporation has acquired additional undeveloped land and, as a result, the Seaton-Jordan Report does not accurately reflect the value of the Corporation's undeveloped land holdings. The Corporation anticipates having an independent evaluation of its undeveloped land holdings as at December 31, 2001 prepared in the first quarter of 2002. A copy of such report will, upon the completion thereof, be available for inspection during regular business hours at the principal offices of the Corporation at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.**

**Subsequent to December31, 2000, being the effective date of the Paddock Report, the Corporation has acquired additional oil, natural gas liquids and natural gas reserves and, as a result, the Paddock Report does not accurately reflect the value of the Corporation's reserves. The Corporation anticipates having an independent evaluation of its reserves as at December31, 2001 prepared in the first quarter of 2002. A copy of such report will, upon the completion thereof, be available for inspection during regular business hours at the principal offices of the Corporation at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.**

## CERTIFICATE

I, Donald G. McLean, Vice President, Finance and Chief Financial Officer of the Corporation, duly authorized by the board of directors of the Corporation, hereby certify that the foregoing Notice of Intention is complete and accurate and in compliance with Part 6 of the Rules and Policies of The Toronto Stock Exchange and that such Notice of Intention contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated therein or that is necessary to make a statement therein not mis leading in the light of the circumstances in which it is made.

DATED at the City of Calgary, in the Province of Alberta, this ___ day of December, 2001.

**STORM ENERGY INC.**

Per: (signed)
Donald G. McLean
Vice President, Finance and
Chief Financial Officer

Copy: British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec

c5203
r f BC-Storm-Energy-year-end 02-25 3668
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Storm Energy Inc. (SME - TSE) Announces Quarter and Year Ended December 31, 2001 Financial and Operating Results and Reserves at December 31, 2001

CALGARY, Feb. 25 /CNW/ - Storm Energy Inc. ("Storm") is pleased to announce its financial and operations highlights for the quarter and year ended December 31, 2001 along with comparative amounts for the quarter and year ended December 31, 2000.

<<
Storm Energy Inc.
Highlights

| | Unaudited Three Months Ended December 31, | | | Twelve Months Ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | % Change | 2001 | 2000 | % Change |
| Financial ($000's except where noted) | | | | | | |
| Production income | 24,927 | 37,954 | (34) | 134,588 | 94,381 | 43 |
| Hedge gain (loss) | 2,005 | (3,839) | (152) | (560) | (5,852) | (90) |
| Other income | 555 | 328 | 69 | 1,332 | 1,141 | 17 |
| Cash flow from operations | 15,237 | 18,843 | (19) | 77,706 | 48,999 | 59 |
| Per share | | | | | | |
| - basic | 0.55 | 0.70 | (21) | 2.81 | 2.08 | 35 |
| - diluted | 0.55 | 0.69 | (20) | 2.72 | 2.05 | 33 |
| Net income | 7,270 | 7,295 | (0) | 32,142 | 18,339 | 75 |
| Per share | | | | | | |
| - basic | 0.26 | 0.27 | (4) | 1.16 | 0.78 | 49 |
| - diluted | 0.26 | 0.27 | (4) | 1.13 | 0.77 | 47 |
| Capital expenditures, net | 18,633 | 47,763 | (61) | 65,751 | 101,352 | (35) |
| Long term debt (including working capital) | - | - | - | 65,990 | 78,466 | (16) |
| Common shares outstanding (millions) | | | | | | |
| Basic | - | - | - | 27.8 | 27.5 | 1 |
| Diluted | - | - | - | 29.7 | 29.3 | 1 |
| Weighted average common shares outstanding (millions) | - | - | - | 27.6 | 23.6 | 17 |
| Diluted number of common shares | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| outstanding (millions) | - | - | - | 28.6 | 23.9 | 20 |
| Operations | | | | | | |
| Average daily production | | | | | | |
| Crude oil and NGL's (Bbls/d) | 6,754 | 4,946 | 37 | 6,400 | 4,298 | 49 |
| Natural gas (Mcf/d) | 23,705 | 14,547 | 63 | 22,640 | 9,386 | 141 |
| Barrels of oil equivalent | | | | | | |
| (Boe/d at 10:1) | 9,124 | 6,400 | 43 | 8,664 | 5,236 | 65 |
| (Boe/d at 6:1) | 10,705 | 7,370 | 45 | 10,173 | 5,862 | 74 |
| Average product prices | | | | | | |
| Crude oil ($CDN/Bbl) | 30.17 | 47.76 | (37) | 38.19 | 44.39 | (14) |
| Hedge gain (loss) | 1.22 | (2.67) | (146) | 0.28 | (2.10) | (113) |
| WTI ($US/Bbl) | 20.43 | 31.84 | (36) | 25.95 | 30.26 | (14) |
| Natural gas ($CDN/Mcf) | 2.97 | 12.21 | (76) | 5.57 | 7.26 | (23) |
| Hedge gain (loss) | 0.59 | (2.02) | (129) | (0.14) | (0.79) | (82) |
| Wells drilled | | | | | | |
| Gross | 13.00 | 10.00 | 30 | 47.00 | 36.00 | 31 |
| Net | 10.14 | 9.04 | 12 | 37.60 | 29.82 | 26 |
| Success rate (%) | 86 | 60 | | 66 | 69 | |

Financial Summary
-----------------

Oil and gas revenues, cash flow, net earnings and related per share amounts all showed strong growth for the year ended December 31, 2001 compared to the prior year, primarily driven by higher production levels and by high commodity prices in the earlier part of the year. However, commodity prices declined in the latter half of 2001 resulting in lower revenues, cash flow and earnings, both on a dollar and on a per diluted share basis, being reported in the fourth quarter of 2001 when compared to 2000. All references to barrel of oil equivalent in the following text assumes ten thousand cubic feet of natural gas is equivalent to one barrel of oil equivalent, unless otherwise stated.

Production income
-----------------

Production income for the year ended December 31, 2001 increased by 43% over the prior year. Volume increases were the basis for revenue growth as crude oil and natural gas liquids volumes grew by 49% year on year while natural gas volumes grew by 141%. However, the average price received for oil for the year fell by 14% while the average gas price received fell by 23%. Compared to the same quarter in 2000, production income for the fourth quarter of 2001 declined by 34%. Although oil and liquids production increased by 37% and natural gas production by 63%, compared to the equivalent quarter in 2000, the considerable volume increases were insufficient to offset the impact of dramatically lower commodity prices. The average price realized for the Company for crude oil for the final quarter of 2001 was $30.17/Bbl compared to $47.76/Bbl for the final quarter of 2000, a decrease of 37%. For natural gas the average price received by the Company for the final quarter of 2001 was

$2.97/Mcf compared to $12.21/Mcf for the final quarter of 2000, or a drop of 76%, illustrative of the extraordinary gas prices realized by the Company during the winter of 2000.

Hedge Gain (Loss)

Hedging activity for the year ended December 31, 2001 resulted in a reduction in revenues of $0.6 million compared to a similar reduction in 2000 of $5.9 million. For the quarter ended December 31, 2001 there was a gain of $2 million compared to a loss of $3.8 million in the same quarter of 2000. The Company has a hedge in place for 1,000 Bbls/day of crude oil with a commencement date of August 1, 2001, which will terminate on December 31, 2002, the price for 2002 being CDN $37.63. Gas hedges in place during the year covered approximately 8.9 MmBtu/day until October 31, with a hedge of 7 MMBtu/day in position for the balance of 2001 through to October 31, 2002. In early 2002 a new hedge was entered into for 9,000 Gigajoules/day with an effective date of April 1, 2002, terminating on October 31, 2002, with a floor price of $2.75. From November 1, 2002 to March 31, 2003 a ceiling is in place in respect of 12,755 Gigajoules/day at $5.15/Gigajoule.

Cash Flow from Operations

Cash flow for the year increased by 59% in 2001 compared to the prior year but fell by 19% in the final quarter of the year compared to the same quarter in 2000. The reduction in cash flow is due to pricing declines that were not offset by increased production and the beneficial impact of the Company's hedge position. On a diluted per share basis cash flow increased 33% for the full year 2001 over the prior year. However, on a final quarter comparison diluted cash flow per share fell by only 20% in spite of the much lower quarter on quarter pricing environment.

Significant cash outflows which reduce cash flow are net royalties, operating costs, general and administrative costs and interest. On a full year comparison royalties rose by 39%, driven by volume increases. Measured on a Boe basis, royalties fell by 16% in 2001 over the prior year as lower product prices resulted in lower royalty rates. In the final quarter of 2001 total royalties fell by 35% compared to the prior year; the reduction being attributable to lower rates following lower price realizations.

Production expenses for the year ended December 31, 2001 increased by 58% over the prior year as a result of higher volumes. However, on a Boe basis production costs fell by 4%. For the final quarter of 2001 production costs were 25% lower on a Boe basis compared to the same period in 2000.

General and administrative costs increased by 44% in 2001 over 2000, although on a Boe basis costs fell by 12%. In the fourth quarter of 2001 general and administrative costs increased by 100% over the same period in 2000, in part due to much higher accommodation and insurance costs. On a Boe basis general and administrative costs increased by 40% in the last quarter, compared to the prior year. In 2002, general and administrative costs are expected to trend downwards and to fall by 9% per Boe.

Interest costs increased by 28% in 2001 compared to 2000, but fell by 23% on a Boe basis. In the fourth quarter of 2001 interest costs fell by 30% over the same quarter of 2000, primarily due to lower capital expenditures in 2001 compared to 2000, resulting in lower debt levels. Lower interest rates were also an important factor.

| Field Netbacks ($) per Boe<br>Year and Three Months ended<br>December 31, 2001 | Three Months<br>2001 | <br>2000 | Year<br>2001 | <br>2000 |
|---|---|---|---|---|
| Sales price | $ 29.70 | $ 64.46 | $ 42.56 | $ 49.25 |
| Hedge gain (loss) | 2.39 | (6.52) | (0.18) | (3.05) |

| | | | | |
|---|---|---|---|---|
| Royalties, net | (7.79) | (16.97) | (11.54) | (13.71) |
| Production expenses | (4.35) | (5.81) | (4.56) | (4.75) |
| Field netback | $ 19.95 | $ 35.16 | $ 26.28 | $ 27.74 |

Net Income

Net income for 2001 was 75% higher compared to 2000. On a per share measurement diluted earnings per share increased by 47%. In the fourth quarter of 2001, net income was marginally lower than in the same quarter in 2000.

Depletion and depreciation for 2001 increased by 62% over the prior year, however, on a Boe basis depletion and depreciation was marginally lower at $6.65. For the fourth quarter of 2001 depletion and depreciation increased by 19% over the same quarter of 2000; the rate fell to $6.20 per Boe in 2001, primarily due to year-end reserve report adjustments. The provision for site restoration and abandonment increased by 119% in 2001, compared to the prior year, or $0.46 per Boe compared to $0.35 for 2000. The additional provision reflects abandonment costs in the Company's gas properties. Future income taxes in 2001 rose by 36% over 2001, but the effective rate fell to 41.5% from 47.6%, as a consequence of a lower Alberta provincial tax rate in 2001. The impact of the lower effective tax rate was not fully recognized in the prior quarters of 2001 and adjustments were made to the fourth quarter provision to reflect the full year impact of the lower rate. Accordingly, the provision for future income taxes in the fourth quarter of 2001 is approximately $1.7 million lower than would have been the case had the current effective rate been applied through out the year. No cash income taxes are payable.

Capital Expenditures

Capital expenditures for 2001 fell by 35% compared to 2000. Capital expenditures in 2000 included $51 million representing the cost of two major property acquisitions. Excluding these costs from the comparison, capital expenditures in 2001 rose by 31%. For the final quarter of 2001, capital expenditures, similarly adjusted for major acquisitions, rose by 5%. For the year 2001 capital expenditures amounted to 85% of cash flow. By comparison capital expenditures in 2000 exceeded cash flow by 107%.

Liquidity and Capital Resources

At December 31, 2001, the Company had bank borrowing facilities of $90 million. The Company's actual debt position at year end comprised borrowings under the facility totaling $55 million and a working capital deficit of $11 million. Prior year amounts were $72 million and a working capital deficit of $7 million.

Operations Review

Storm's activities in 2001 were focused on the continued expansion of the core light sweet crude oil assets at Red Earth and the development of two new gas properties at Tommy Lakes and Cabin in northeast British Columbia. The Company's $65.7 million capital expenditure program increased the drilling program by 30% to 47 wells (37.6 net). There were no significant acquisitions or dispositions completed in 2001. Sixty-five percent of activity occurred at Red Earth with successful discoveries or pool extensions at Evi West, Evi North, Ogston, and Red Earth. This success was the major factor in liquids production increasing by 49% to 6,400 Bbls/d. Proven liquids reserves, net of production, increased by 13% to 13.3 million Bbls.

Although drilling activity at each of Cabin and Tommy Lakes represented about 10% of the Company's program, production gains and reserve additions were significant. Completion of facility modifications at Tommy Lakes and a

very active first quarter program at Cabin saw British Columbia gas volumes grow to average 16.4 Mmcf/d versus 2.7 Mmcf/d in 2000. Company wide 2001 gas volumes averaged 22.6 Mmcf/d versus 9.4 Mmcf/d in 2000. Gas reserves increased dramatically in 2001 as a direct result of the British Columbia activity. Proven gas reserves increased by 44% to 87.1 Bcf. The proven developed producing portion of reserves represents 81% of total proven reserves on a 6:1 equivalency, versus 83% in 2000. Most proven undeveloped and proven non producing reserves are associated with Tommy Lakes locations drilled in the first quarter of 2002 and at Petitot in northwest Alberta. Probable additional reserves represent 18% of total proven and probable reserves, at 6:1, of 33.8 million Boes. Approximately 60% of probable reserves are associated with improved performance of proven producing reserves with the balance being untested behind pipe or offsets to production. The net present value of established reserves, discounted at 10%, increased by 15% to $311 million. Net asset value per fully diluted share increased from $7.08 in 2000 to $9.10 at year-end 2001.

2002 began on a strong note from an activity, drilling success and increasing production volume standpoint. Thanks to an early freeze, the Company was active at both Tommy Lakes and Cabin by mid-December, allowing completion of more than 20% of the winter's program prior to year-end. The Company plans on drilling 22 wells in the first quarter and has cased 12 of 14 wells drilled to date. Current volumes (at February 15) are over 7,000 Bbls/d of liquids and 28 Mmcf/d of gas with 2 Kotcho and 4 Tommy Lakes wells completed and awaiting tie in to existing Storm facilities. The previous forecast of exiting Q1 at approximately 7,000 Bbls/d of liquids and 40 Mmcf/d of gas looks, at this point, to be very achievable.

## Reserves

Set out below are details of the Company's reserves as reported by independent reserve engineers, Paddock Lindstrom & Associates Ltd. who have evaluated the Company's reserves for the last five years. The Audit Committee of the Company, consisting of independent directors, has reviewed the Paddock report with Paddock representatives in accordance with the mandate of the Audit Committee.

ESTIMATED RESERVES OF OIL, GAS AND NGL'S

(Based on Escalating Price and Cost Assumptions)(2)
(thousands)

| (December 31, 2001) | Oil (Mbbls) Gross(1) | Gas (Mmcf) Gross(1) | NGL (Mbbls) Gross(1) | Boe (10:1) | Boe (6:1) | Dec 31, 2000 (10:1) | % Change |
|---|---|---|---|---|---|---|---|
| Proved producing | 10,987 | 62,262 | 1,144 | 18,357 | 22,508 | 14,988 | 22 |
| Proved non-producing | 507 | 7,615 | 30 | 1,299 | 1,806 | 1,799 | (28) |
| Total proved developed | 11,494 | 69,877 | 1,174 | 19,656 | 24,314 | 16,787 | 17 |
| Proved un-developed | 290 | 17,206 | 380 | 2,391 | 3,538 | 1,029 | 132 |
| Total proved | 11,784 | 87,083 | 1,554 | 22,047 | 27,852 | 17,816 | 24 |
| Probable additional unrisked | 2,292 | 20,931 | 179 | 4,564 | 5,960 | 3,346 | 36 |
| Proved and | | | | | | | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| probable unrisked | 14,076 | 108,014 | 1,733 | 26,611 | 33,812 | 21,162 | 26 |
| Reduction for risk(3) | (1,146) | (10,465) | (89) | (2,282) | (2,979) | (1,673) | 36 |
| Proved and probable risked | 12,930 | 97,549 | 1,644 | 24,329 | 30,833 | 19,489 | 25 |

DISCOUNTED VALUE OF ESTIMATED FUTURE NET REVENUE BEFORE INCOME TAXES

(Based on Escalating Price and Cost Assumptions)(2)
($ thousands)
(December 31, 2001)

| | | Discounted at the rate of | | | |
|---|---|---|---|---|---|
| | Un-discounted | 10% | 15% | Dec 31, 2000 (10%) | % Change |
| Proved producing | 375,693 | 250,462 | 216,673 | 222,176 | 13 |
| Proved non-producing | 25,324 | 14,093 | 11,176 | 19,533 | (28) |
| Total proved developed | 401,017 | 264,555 | 227,849 | 241,709 | 9 |
| Proved undeveloped | 49,088 | 23,653 | 18,405 | 9,805 | 141 |
| Total proved | 450,105 | 288,208 | 246,254 | 251,514 | 15 |
| Probable additional unrisked | 92,798 | 45,549 | 35,411 | 35,682 | 28 |
| Proved and probable unrisked | 542,903 | 333,757 | 281,665 | 287,196 | 16 |
| Reduction for risk(3) | (46,398) | (22,774) | (17,705) | (17,841) | 28 |
| Proved and probable risked | 496,505 | 310,983 | 263,960 | 269,355 | 15 |

(1) "Gross Reserves" are net of working interests owned by others and prior to deduction of Crown, freehold and other royalties.
(2) For the escalating price and cost scenario, the price forecast used, subject to adjustment for the actual quality of oil produced or for gas, subject to the terms of the actual gas contract used to market the gas reserves, was the January 2002 price forecast used by Paddock Lindstrom & Associates Ltd. Prices were escalated at 2% per year after 2016 and costs were escalated at 2% per year from 2002.
(3) The estimated volumes and values of the estimated reserves and estimated value of future net revenue from probable reserves has been reduced by 50% to allow for risk

ESCALATING PRICE FORECAST

| | WTI at Cushing $US/Bbl | Edmonton Reference Price$/Bbl | AECO C $CDN/MMBTU | SUMAS Spot $CDN/MMBTU | Spot $CDN/MMBTU |
|---|---|---|---|---|---|
| 2002 | 21.00 | 32.31 | 3.76 | 4.27 | 3.61 |
| 2003 | 21.50 | 32.55 | 4.30 | 4.83 | 4.14 |
| 2004 | 21.93 | 32.68 | 4.43 | 4.93 | 4.28 |
| 2005 | 22.37 | 33.33 | 4.50 | 4.96 | 1.33 |
| 2006 | 22.82 | 34.00 | 4.56 | 4.98 | 4.39 |
| 2007 | 23.27 | 34.68 | 4.65 | 5.04 | 4.48 |
| 2008 | 23.74 | 35.37 | 4.74 | 5.10 | 4.57 |
| 2009 | 24.21 | 36.08 | 4.84 | 5.20 | 4.66 |

| | | | | | |
|---|---|---|---|---|---|
| 2010 | 24.70 | 36.80 | 4.93 | 5.31 | 4.75 |
| 2011 | 25.19 | 37.54 | 5.03 | 5.41 | 4.85 |

Summary
-------

Storm enjoyed another successful year in 2001 with growth in all measures of financial and operating performance. Although growth in production increased throughout the year, and particularly in the final quarter, financial growth largely came in the first part of the year, driven by high product prices. The current product price environment is low in comparison to prices prevailing 12 months ago; however, current prices are not low by historical standards. Further, price volatility is a constant in the industry. These realities are recognized by the Company in its approach to asset exploitation and financial structure. The Company's commitment to controlled growth coupled with fiscal conservatism ensures that the Company has the financial resilience to manage its operations for the long term in a period of lower prices. An ambitious winter drilling program is in progress and results to date have been in accordance with expectations and will result in significant growth in both crude oil and natural gas production. In addition, the Company's strong financial situation provides flexibility to take advantage of opportunities that are likely to emerge during 2002.

The Company's budget for 2002, using a WTI price of US $22 and a gas price realized by the Company of $3.45, indicates that cash flow for the year will amount to $77.8 million or $2.73 per diluted share. Net earnings are expected to be $27.7 million or $0.93 per diluted share. Capital expenditures are budgeted at $43.5 million and application of cash flow in excess of capital expenditures will reduce year-end debt to approximately $30 million.

Storm's Annual General Meeting will be held at 2:45 P.M. on Wednesday, May 15, 2002 at the Eau Claire Sheraton Suites Hotel in Calgary.

Storm is a Calgary based light oil and natural gas producer with its main producing properties located in the Red Earth and Sylvan Lake areas of Alberta and N.E. British Columbia. Storm's common shares are traded on The Toronto Stock Exchange under the trading symbol "SME". Corporate information provided herein contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by Storm Energy Inc. at the time of preparation, may be proved to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. There is no representation by Storm Energy Inc. that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Storm Energy Inc.
Consolidated Balance Sheets

| | December 31, 2001 $ | December 31, 2000 $ |
|---|---|---|
| ASSETS | | |
| Current | | |
| Accounts receivable | 11,547,637 | 21,845,874 |
| Prepaid expenses | 1,327,909 | 1,831,522 |
| | 12,875,546 | 23,677,396 |
| Capital assets | 195,006,440 | 150,277,213 |
| | 207,881,986 | 173,954,609 |

| | | |
|---|---|---|
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current | | |
| Accounts payable and accrued liabilities | 23,856,894 | 30,380,452 |
| Long term debt | 55,008,909 | 71,762,735 |
| Provision for site restoration and abandonment | 2,192,486 | 744,933 |
| Future income tax | 35,768,729 | 12,677,527 |
| Shareholders' equity | | |
| Share capital and warrants | 39,378,878 | 38,653,624 |
| Retained earnings | 51,676,090 | 19,735,338 |
| | 91,054,968 | 58,388,962 |
| | 207,881,986 | 173,954,609 |

Storm Energy Inc.
Consolidated Statements of Income and Retained Earnings

| | Three Months Ended December 31 | | Twelve Months Ended December 31 | |
|---|---|---|---|---|
| | 2001 $ | 2000 $ | 2001 $ | 2000 $ |
| | (unaudited) | (unaudited) | | |
| Revenue | | | | |
| Production income | 26,932,283 | 34,115,287 | 134,028,009 | 88,528,815 |
| Royalties | (6,541,420) | (9,992,815) | (36,477,467) | (26,282,050) |
| Alberta royalty tax credit | 126,027 | (94,913) | 572,626 | 296,173 |
| Processing income | 554,746 | 327,566 | 1,332,345 | 1,140,854 |
| | 21,071,636 | 24,355,125 | 99,455,513 | 63,683,792 |
| Expenses | | | | |
| Production | 3,648,923 | 3,423,746 | 14,412,026 | 9,111,334 |
| General and administrative | 1,291,118 | 645,355 | 2,710,762 | 1,875,585 |
| Interest on long term debt | 843,921 | 1,215,151 | 4,212,735 | 3,287,990 |
| Depletion and depreciation | 5,203,391 | 4,374,972 | 21,022,066 | 12,961,244 |
| Provision for site restoration and abandonment | 469,308 | 242,504 | 1,451,555 | 662,801 |
| | 11,456,661 | 9,901,728 | 43,809,144 | 27,898,954 |

Income before

| | | | | |
|---|---|---|---|---|
| income and other taxes | 9,614,975 | 14,453,397 | 55,646,369 | 35,784,838 |
| Income and other taxes | | | | |
| Future income tax | 2,294,362 | 6,930,684 | 23,091,202 | 17,036,077 |
| Capital tax | 50,633 | 228,156 | 413,411 | 410,061 |
| | 2,344,995 | 7,158,840 | 23,504,613 | 17,446,138 |
| Net income for the period | 7,269,980 | 7,294,557 | 32,141,756 | 18,338,700 |
| Retained earnings, beginning of period | 44,406,110 | 13,466,612 | 19,735,338 | 2,445,277 |
| Purchase cost in excess of stated value of shares redeemed | - | (1,025,831) | (201,004) | (1,048,639) |
| Retained earnings, end of period | 51,676,090 | 19,735,338 | 51,676,090 | 19,735,338 |

Storm Energy Inc.
Consolidated Statements of Cash Flows

| | Three Months Ended December 31 | | Twelve Months Ended December 31 | |
|---|---|---|---|---|
| | 2001 $ | 2000 $ | 2001 $ | 2000 $ |
| | (unaudited) | (unaudited) | | |
| Operating activities | | | | |
| Net income for the period | 7,269,980 | 7,294,557 | 32,141,756 | 18,338,700 |
| Add non-cash items: | | | | |
| Depletion and depreciation | 5,203,391 | 4,374,972 | 21,022,066 | 12,961,244 |
| Provision for site restoration and abandonment | 469,308 | 242,504 | 1,451,555 | 662,801 |
| Future income tax | 2,294,362 | 6,930,684 | 23,091,202 | 17,036,077 |
| Cash flow from operations | 15,237,041 | 18,842,717 | 77,706,579 | 48,998,822 |
| Site restoration paid | (3,382) | - | (3,996) | (8,201) |
| Net change | | | | |

| | | | | |
|---|---|---|---|---|
| in non-cash working capital items | 2,137,676 | (2,988,718) | 1,775,205 | 394,971 |
| | 17,371,335 | 15,853,999 | 79,477,788 | 49,385,592 |
| Financing activities | | | | |
| Proceeds from exercise of stock options | 168,539 | 4,080 | 790,678 | 131,928 |
| Proceeds from exercise of warrants | - | 1,311,693 | - | 7,159,000 |
| Common shares repurchased | 0 | (1,363,667) | (266,428) | (1,394,937) |
| Increase (decrease) to long term debt | (4,805,171) | 27,248,511 | (16,753,826) | 39,448,808 |
| | (4,636,632) | 27,200,617 | (16,229,576) | 45,344,799 |
| Investing activities | | | | |
| Capital asset additions, net | (18,632,531) | (47,762,846) | (65,751,299) | (101,352,017) |
| Net change in non-cash working capital items | 5,897,828 | 4,708,230 | 2,503,087 | 6,621,626 |
| | (12,734,703) | (43,054,616) | (63,248,212) | (94,730,391) |
| Increase in cash during the period | - | - | - | - |
| Cash, beginning of period | - | - | - | - |
| Cash, end of period | - | - | - | - |

>>

%SEDAR: 00004970E

-0- 02/25/2002

/For further information: Donald McLean, Vice President, Finance, (403) 781-5345; Matthew Brister, President and Chief Executive Officer, (403) 781-1603; Stuart Clark, Executive Director, (403) 781-1605; Company Fax: (403) 266-6209; Company Website: www.stormenergy.com/
(SME.)

CO: Storm Energy Inc.
ST: Alberta
IN: OIL
SU: ERN

CNW 22:27e 25-FEB-02

February 25, 2002

**For Immediate Release**

**STORM ENERGY INC (SME – TSE) Announces**

- **Quarter and Year Ended December 31, 2001 Financial and Operating Results**
- **Reserves at December 31, 2001**

**Storm Energy Inc.** ("Storm") is pleased to announce its financial and operations highlights for the quarter and year ended December 31, 2001 along with comparative amounts for the quarter and year ended December 31, 2000.

## Storm Energy Inc.
## Highlights

| | Unaudited Three Months Ended December 31, | | | Twelve Months Ended December 31, | | |
|---|---|---|---|---|---|---|
| | **2001** | 2000 | % Change | **2001** | 2000 | % Change |
| **Financial** ($000's except where noted) | | | | | | |
| Production income | **24,927** | 37,954 | (34) | **134,588** | 94,381 | 43 |
| Hedge gain (loss) | **2,005** | (3,839) | (152) | **(560)** | (5,852) | (90) |
| Other income | **555** | 328 | 69 | **1,332** | 1,141 | 17 |
| Cash flow from operations | **15,237** | 18,843 | (19) | **77,706** | 48,999 | 59 |
| Per share - basic | **0.55** | 0.70 | (21) | **2.81** | 2.08 | 35 |
| - diluted | **0.55** | 0.69 | (20) | **2.72** | 2.05 | 33 |
| Net income | **7,270** | 7,295 | (0) | **32,142** | 18,339 | 75 |
| Per share - basic | **0.26** | 0.27 | (4) | **1.16** | 0.78 | 49 |
| - diluted | **0.26** | 0.27 | (4) | **1.13** | 0.77 | 47 |
| Capital expenditures, net | **18,633** | 47,763 | (61) | **65,751** | 101,352 | (35) |
| Long term debt (including working capital) | - | - | - | **65,990** | 78,466 | (16) |
| Common shares outstanding (millions) | | | | | | |
| Basic | - | - | - | **27.8** | 27.5 | 1 |
| Diluted | - | - | - | **29.7** | 29.3 | 1 |
| Weighted average common shares outstanding (millions) | - | - | - | **27.6** | 23.6 | 17 |
| Diluted number of common shares outstanding (millions) | - | - | - | **28.6** | 23.9 | 20 |

## Operations

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Average daily production | | | | | | | |
| Crude oil and NGL's (Bbls/d) | | **6,754** | 4,946 | 37 | **6,400** | 4,298 | 49 |
| Natural gas (Mcf/d) | | **23,705** | 14,547 | 63 | **22,640** | 9,386 | 141 |
| Barrels of oil equivalent | (Boe/d @ 10:1) | **9,124** | 6,400 | 43 | **8,664** | 5,236 | 65 |
| | (Boe/d @ 6:1) | **10,705** | 7,370 | 45 | **10,173** | 5,862 | 74 |
| Average product prices | | | | | | | |
| Crude oil ($CDN/Bbl) | | **30.17** | 47.76 | (37) | **38.19** | 44.39 | (14) |
| Hedge gain (loss) | | **1.22** | (2.67) | (146) | **0.28** | (2.10) | (113) |
| WTI ($US/Bbl) | | **20.43** | 31.84 | (36) | **25.95** | 30.26 | (14) |
| Natural gas ($CDN/Mcf) | | **2.97** | 12.21 | (76) | **5.57** | 7.26 | (23) |
| Hedge gain (loss) | | **0.59** | (2.02) | (129) | **(0.14)** | (0.79) | (82) |
| Wells drilled | | | | | | | |
| Gross | | **13.00** | 10.00 | 30 | **47.00** | 36.00 | 31 |
| Net | | **10.14** | 9.04 | 12 | **37.60** | 29.82 | 26 |
| Success rate (%) | | **86** | 60 | | **66** | 69 | |

### Financial Summary

Oil and gas revenues, cash flow, net earnings and related per share amounts all showed strong growth for the year ended December 31, 2001 compared to the prior year, primarily driven by higher production levels and by high commodity prices in the earlier part of the year. However, commodity prices declined in the latter half of 2001 resulting in lower revenues, cash flow and earnings, both on a dollar and on a per diluted share basis, being reported in the fourth quarter of 2001 when compared to 2000. All references to barrel of oil equivalent in the following text assumes ten thousand cubic feet of natural gas is equivalent to one barrel of oil equivalent, unless otherwise stated.

### Production income

Production income for the year ended December 31, 2001 increased by 43% over the prior year. Volume increases were the basis for revenue growth as crude oil and natural gas liquids volumes grew by 49% year on year while natural gas volumes grew by 141%. However, the average price received for oil for the year fell by 14% while the average gas price received fell by 23%. Compared to the same quarter in 2000, production income for the fourth quarter of 2001 declined by 34%. Although oil and liquids production increased by 37% and natural gas production by 63%, compared to the equivalent quarter in 2000, the considerable volume increases were insufficient to offset the impact of dramatically lower commodity prices. The average price realized for the Company for crude oil for the final quarter of 2001 was $30.17/Bbl compared to $47.76/Bbl for the final quarter of 2000, a decrease of 37%. For natural gas the average price received by the Company for the final quarter of 2001 was $2.97/Mcf compared to $12.21/Mcf for the final quarter of 2000, or a drop of 76%, illustrative of the extraordinary gas prices realized by the Company during the winter of 2000.

## Hedge Gain (Loss)

Hedging activity for the year ended December 31, 2001 resulted in a reduction in revenues of $0.6 million compared to a similar reduction in 2000 of $5.9 million. For the quarter ended December 31, 2001 there was a gain of $2 million compared to a loss of $3.8 million in the same quarter of 2000. The Company has a hedge in place for 1,000 Bbls/day of crude oil with a commencement date of August 1, 2001, which will terminate on December 31, 2002, the price for 2002 being CDN $37.63. Gas hedges in place during the year covered approximately 8.9 MmBtu/day until October 31, with a hedge of 7 MMBtu/day in position for the balance of 2001 through to October 31, 2002. In early 2002 a new hedge was entered into for 9,000 Gigajoules/day with an effective date of April 1, 2002, terminating on October 31, 2002, with a floor price of $2.75. From November 1, 2002 to March 31, 2003 a ceiling is in place in respect of 12,755 Gigajoules/day at $5.15/Gigajoule.

## Cash Flow from Operations

Cash flow for the year increased by 59% in 2001 compared to the prior year but fell by 19% in the final quarter of the year compared to the same quarter in 2000. The reduction in cash flow is due to pricing declines that were not offset by increased production and the beneficial impact of the Company's hedge position. On a diluted per share basis cash flow increased 33% for the full year 2001 over the prior year. However, on a final quarter comparison diluted cash flow per share fell by only 20% in spite of the much lower quarter on quarter pricing environment.

Significant cash outflows which reduce cash flow are net royalties, operating costs, general and administrative costs and interest. On a full year comparison royalties rose by 39%, driven by volume increases. Measured on a Boe basis, royalties fell by 16% in 2001 over the prior year as lower product prices resulted in lower royalty rates. In the final quarter of 2001 total royalties fell by 35% compared to the prior year; the reduction being attributable to lower rates following lower price realizations.

Production expenses for the year ended December 31, 2001 increased by 58% over the prior year as a result of higher volumes. However, on a Boe basis production costs fell by 4%. For the final quarter of 2001 production costs were 25% lower on a Boe basis compared to the same period in 2000.

General and administrative costs increased by 44% in 2001 over 2000, although on a Boe basis costs fell by 12%. In the fourth quarter of 2001 general and administrative costs increased by 100% over the same period in 2000, in part due to much higher accommodation and insurance costs. On a Boe basis general and administrative costs increased by 40% in the last quarter, compared to the prior year. In 2002, general and administrative costs are expected to trend downwards and to fall by 9% per Boe.

Interest costs increased by 28% in 2001 compared to 2000, but fell by 23% on a Boe basis. In the fourth quarter of 2001 interest costs fell by 30% over the same quarter of 2000, primarily due to lower capital expenditures in 2001 compared to 2000, resulting in lower debt levels. Lower interest rates were also an important factor.

| Field Netbacks ($) per Boe<br>Year and Three Months ended<br>December 31, 2001 | Three Months<br>2001 | <br>2000 | Year<br>2001 | <br>2000 |
|---|---|---|---|---|
| Sales price | **$29.70** | $64.46 | **$42.56** | $49.25 |
| Hedge gain (loss) | **2.39** | (6.52) | **(0.18)** | (3.05) |
| Royalties, net | **(7.79)** | (16.97) | **(11.54)** | (13.71) |
| Production expenses | **(4.35)** | (5.81) | **(4.56)** | (4.75) |
| **Field netback** | **$19.95** | $35.16 | **$26.28** | $27.74 |

## Net Income

Net income for 2001 was 75% higher compared to 2000. On a per share measurement diluted earnings per share increased by 47%. In the fourth quarter of 2001, net income was marginally lower than in the same quarter in 2000.

Depletion and depreciation for 2001 increased by 62% over the prior year, however, on a Boe basis depletion and depreciation was marginally lower at $6.65. For the fourth quarter of 2001 depletion and depreciation increased by 19% over the same quarter of 2000; the rate fell to $6.20 per Boe in 2001, primarily due to year-end reserve report adjustments. The provision for site restoration and abandonment increased by 119% in 2001, compared to the prior year, or $0.46 per Boe compared to $0.35 for 2000. The additional provision reflects abandonment costs in the Company's gas properties. Future income taxes in 2001 rose by 36% over 2001, but the effective rate fell to 41.5% from 47.6%, as a consequence of a lower Alberta provincial tax rate in 2001. The impact of the lower effective tax rate was not fully recognized in the prior quarters of 2001 and adjustments were made to the fourth quarter provision to reflect the full year impact of the lower rate. Accordingly, the provision for future income taxes in the fourth quarter of 2001 is approximately $1.7 million lower than would have been the case had the current effective rate been applied through out the year. No cash income taxes are payable.

## Capital Expenditures

Capital expenditures for 2001 fell by 35% compared to 2000. Capital expenditures in 2000 included $51 million representing the cost of two major property acquisitions. Excluding these costs from the comparison, capital expenditures in 2001 rose by 31%. For the final quarter of 2001, capital expenditures, similarly adjusted for major acquisitions, rose by 5%. For the year 2001 capital expenditures amounted to 85% of cash flow. By comparison capital expenditures in 2000 exceeded cash flow by 107%.

## Liquidity and Capital Resources

At December 31, 2001, the Company had bank borrowing facilities of $90 million. The Company's actual debt position at year end comprised borrowings under the facility totaling $55 million and a working capital deficit of $11 million. Prior year amounts were $72 million and a working capital deficit of $7 million.

## Operations Review

Storm's activities in 2001 were focused on the continued expansion of the core light sweet crude oil assets at Red Earth and the development of two new gas properties at Tommy Lakes and Cabin in northeast British Columbia. The Company's $65.7 million capital expenditure program increased the drilling program by 30% to 47 wells (37.6 net). There were no significant acquisitions or dispositions completed in 2001. Sixty-five percent of activity occurred at Red Earth with successful discoveries or pool extensions at Evi West, Evi North, Ogston, and Red Earth. This success was the major factor in liquids production increasing by 49% to 6,400 Bbls/d. Proven liquids reserves, net of production, increased by 13% to 13.3 million Bbls.

Although drilling activity at each of Cabin and Tommy Lakes represented about 10% of the Company's program, production gains and reserve additions were significant. Completion of facility modifications at Tommy Lakes and a very active first quarter program at Cabin saw British Columbia gas volumes grow to average 16.4 Mmcf/d versus 2.7 Mmcf/d in 2000. Company wide 2001 gas volumes averaged 22.6 Mmcf/d versus 9.4 Mmcf/d in 2000. Gas reserves increased dramatically in 2001 as a direct result of the British Columbia activity. Proven gas reserves increased by 44% to 87.1 Bcf. The proven developed producing portion of reserves represents 81% of total proven reserves on a 6:1 equivalency, versus 83% in 2000. Most proven undeveloped and proven non producing reserves are associated with Tommy Lakes locations drilled in the first quarter of 2002 and at Petitot in northwest Alberta. Probable additional reserves represent 18% of total proven and probable reserves, at 6:1, of 33.8 million Boes. Approximately 60% of probable reserves are associated with improved performance of proven producing reserves with the balance being untested behind pipe or offsets to production. The net present value of established reserves, discounted at 10%, increased by 15% to $311 million. Net asset value per fully diluted share increased from $7.08 in 2000 to $9.10 at year-end 2001.

2002 began on a strong note from an activity, drilling success and increasing production volume standpoint. Thanks to an early freeze, the Company was active at both Tommy Lakes and Cabin by mid-December, allowing completion of more than 20% of the winter's program prior to year-end. The Company plans on drilling 22 wells in the first quarter and has cased 12 of 14 wells drilled to date. Current volumes (at February 15) are over 7,000 Bbls/d of liquids and 28 Mmcf/d of gas with 2 Kotcho and 4 Tommy Lakes wells completed and awaiting tie in to existing Storm facilities. The previous forecast of exiting Q1 at approximately 7,000 Bbls/d of liquids and 40 Mmcf/d of gas looks, at this point, to be very achievable.

## Reserves

Set out below are details of the Company's reserves as reported by independent reserve engineers, Paddock Lindstrom & Associates Ltd. who have evaluated the Company's reserves for the last five years. The Audit Committee of the Company, consisting of independent directors, has reviewed the Paddock report with Paddock representatives in accordance with the mandate of the Audit Committee.

**ESTIMATED RESERVES OF OIL, GAS AND NGL'S**

*(Based on Escalating Price and Cost Assumptions)*[2]

*(thousands)*

| *(December 31, 2001)* | Oil (Mbbls) Gross[1] | Gas (Mmcf) Gross[1] | NGL (Mbbls) Gross[1] | Boe (10:1) | Boe (6:1) | Dec 31, 2000 (10:1) | % Change |
|---|---|---|---|---|---|---|---|
| Proved producing | 10,987 | 62,262 | 1,144 | 18,357 | 22,508 | 14,988 | 22 |
| Proved non-producing | 507 | 7,615 | 30 | 1,299 | 1,806 | 1,799 | (28) |
| Total proved developed | 11,494 | 69,877 | 1,174 | 19,656 | 24,314 | 16,787 | 17 |
| Proved undeveloped | 290 | 17,206 | 380 | 2,391 | 3,538 | 1,029 | 132 |
| Total proved | 11,784 | 87,083 | 1,554 | 22,047 | 27,852 | 17,816 | 24 |
| Probable additional unrisked | 2,292 | 20,931 | 179 | 4,564 | 5,960 | 3,346 | 36 |
| Proved and probable unrisked | 14,076 | 108,014 | 1,733 | 26,611 | 33,812 | 21,162 | 26 |
| Reduction for risk[3] | (1,146) | (10,465) | (89) | (2,282) | (2,979) | (1,673) | 36 |
| Proved and probable risked | 12,930 | 97,549 | 1,644 | 24,329 | 30,833 | 19,489 | 25 |

## DISCOUNTED VALUE OF ESTIMATED FUTURE NET REVENUE BEFORE INCOME TAXES

*(Based on Escalating Price and Cost Assumptions)*[2]

| *($ thousands)* | Discounted at the rate of | | | | |
|---|---|---|---|---|---|
| *(December 31, 2001)* | Undiscounted | 10% | 15% | Dec 31, 2000 (10%) | % Change |
| Proved producing | 375,693 | 250,462 | 216,673 | 222,176 | 13 |
| Proved non-producing | 25,324 | 14,093 | 11,176 | 19,533 | (28) |
| Total proved developed | 401,017 | 264,555 | 227,849 | 241,709 | 9 |
| Proved undeveloped | 49,088 | 23,653 | 18,405 | 9,805 | 141 |
| Total proved | 450,105 | 288,208 | 246,254 | 251,514 | 15 |
| Probable additional unrisked | 92,798 | 45,549 | 35,411 | 35,682 | 28 |
| Proved and probable unrisked | 542,903 | 333,757 | 281,665 | 287,196 | 16 |
| Reduction for risk[3] | (46,398) | (22,774) | (17,705) | (17,841) | 28 |
| Proved and probable risked | 496,505 | 310,983 | 263,960 | 269,355 | 15 |

*(1) "Gross Reserves" are net of working interests owned by others and prior to deduction of Crown, freehold and other royalties.*

*(2) For the escalating price and cost scenario, the price forecast used, subject to adjustment for the actual quality of oil produced or for gas, subject to the terms of the actual gas contract used to market the gas reserves, was the January 2002 price forecast used by Paddock Lindstrom & Associates Ltd. Prices were escalated at 2% per year after 2016 and costs were escalated at 2% per year from 2002.*

*(3) The estimated volumes and values of the estimated reserves and estimated value of future net revenue from probable reserves has been reduced by 50% to allow for risk*

## ESCALATING PRICE FORECAST

| | WTI at Cushing $US/Bbl | Edmonton Reference Price $/Bbl | AECO C $CDN/MMBTU | SUMAS Spot $CDN/MMBTU | Spot $CDN/MMBTU |
|---|---|---|---|---|---|
| 2002 | 21.00 | 32.31 | 3.76 | 4.27 | 3.61 |
| 2003 | 21.50 | 32.55 | 4.30 | 4.83 | 4.14 |
| 2004 | 21.93 | 32.68 | 4.43 | 4.93 | 4.28 |
| 2005 | 22.37 | 33.33 | 4.50 | 4.96 | 1.33 |
| 2006 | 22.82 | 34.00 | 4.56 | 4.98 | 4.39 |
| 2007 | 23.27 | 34.68 | 4.65 | 5.04 | 4.48 |
| 2008 | 23.74 | 35.37 | 4.74 | 5.10 | 4.57 |
| 2009 | 24.21 | 36.08 | 4.84 | 5.20 | 4.66 |
| 2010 | 24.70 | 36.80 | 4.93 | 5.31 | 4.75 |
| 2011 | 25.19 | 37.54 | 5.03 | 5.41 | 4.85 |

## Summary

Storm enjoyed another successful year in 2001 with growth in all measures of financial and operating performance. Although growth in production increased throughout the year, and particularly in the final quarter, financial growth largely came in the first part of the year, driven by high product prices. The current product price environment is low in comparison to prices prevailing 12 months ago; however, current prices are not low by historical standards. Further, price volatility is a constant in the industry. These realities are recognized by the Company in its approach to asset exploitation and financial structure. The Company's commitment to controlled growth coupled with fiscal conservatism ensures that the Company has the financial resilience to manage its operations for the long term in a period of lower prices. An ambitious winter drilling program is in progress and results to date have been in accordance with expectations and will result in significant growth in both crude oil and natural gas production. In addition, the Company's strong financial situation provides flexibility to take advantage of opportunities that are likely to emerge during 2002.

The Company's budget for 2002, using a WTI price of US $22 and a gas price realized by the Company of $3.45, indicates that cash flow for the year will amount to $77.8 million or $2.73 per diluted share. Net earnings are expected to be $27.7 million or $0.93 per diluted share. Capital expenditures are budgeted at $43.5 million and application of cash flow in excess of capital expenditures will reduce year-end debt to approximately $30 million.

Storm's Annual General Meeting will be held at 2:45 P.M. on Wednesday, May 15, 2002 at the Eau Claire Sheraton Suites Hotel in Calgary.

Storm is a Calgary based light oil and natural gas producer with its main producing properties located in the Red Earth and Sylvan Lake areas of Alberta and N.E. British Columbia. Storm's common shares are traded on The Toronto Stock Exchange under the trading symbol "SME".

Corporate information provided herein contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by Storm Energy Inc. at the time of preparation, may be proved to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. There is no representation by Storm Energy Inc. that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For further information please contact:

Donald McLean, Vice President, Finance at (403) 781-5345 or
Matthew Brister, President and Chief Executive Officer at (403) 781-1603 or
Stuart Clark, Executive Director at (403) 781-1605

Company Fax: (403) 266-6209
Company Website: www.stormenergy.com

## Storm Energy Inc.
## Consolidated Balance Sheets

| | December 31 2001 $ | December 31, 2000 $ |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Accounts receivable | **11,547,637** | 21,845,874 |
| Prepaid expenses | **1,327,909** | 1,831,522 |
| | **12,875,546** | 23,677,396 |
| **Capital assets** | **195,006,440** | 150,277,213 |
| | **207,881,986** | 173,954,609 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | **23,856,894** | 30,380,452 |
| **Long term debt** | **55,008,909** | 71,762,735 |
| **Provision for site restoration and abandonment** | **2,192,486** | 744,933 |
| **Future income tax** | **35,768,729** | 12,677,527 |
| **Shareholders' equity** | | |
| Share capital and warrants | **39,378,878** | 38,653,624 |
| Retained earnings | **51,676,090** | 19,735,338 |
| | **91,054,968** | 58,388,962 |
| | **207,881,986** | 173,954,609 |

## Storm Energy Inc.
## Consolidated Statements of Income and Retained Earnings

| | Three Months Ended December 31 | | Twelve Months Ended December 31 | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| | **$** | $ | **$** | $ |
| | **(unaudited)** | (unaudited) | | |
| **Revenue** | | | | |
| Production income | **26,932,283** | 34,115,287 | **134,028,009** | 88,528,815 |
| Royalties | **(6,541,420)** | (9,992,815) | **(36,477,467)** | (26,282,050) |
| Alberta royalty tax credit | **126,027** | (94,913) | **572,626** | 296,173 |
| Processing income | **554,746** | 327,566 | **1,332,345** | 1,140,854 |
| | **21,071,636** | 24,355,125 | **99,455,513** | 63,683,792 |
| **Expenses** | | | | |
| Production | **3,648,923** | 3,423,746 | **14,412,026** | 9,111,334 |
| General and administrative | **1,291,118** | 645,355 | **2,710,762** | 1,875,585 |
| Interest on long term debt | **843,921** | 1,215,151 | **4,212,735** | 3,287,990 |
| Depletion and depreciation | **5,203,391** | 4,374,972 | **21,022,066** | 12,961,244 |
| Provision for site restoration and abandonment | **469,308** | 242,504 | **1,451,555** | 662,801 |
| | **11,456,661** | 9,901,728 | **43,809,144** | 27,898,954 |
| **Income before income and other taxes** | **9,614,975** | 14,453,397 | **55,646,369** | 35,784,838 |
| **Income and other taxes** | | | | |
| Future income tax | **2,294,362** | 6,930,684 | **23,091,202** | 17,036,077 |
| Capital tax | **50,633** | 228,156 | **413,411** | 410,061 |
| | **2,344,995** | 7,158,840 | **23,504,613** | 17,446,138 |
| **Net income for the period** | **7,269,980** | 7,294,557 | **32,141,756** | 18,338,700 |
| **Retained earnings, beginning of period** | **44,406,110** | 13,466,612 | **19,735,338** | 2,445,277 |
| Purchase cost in excess of stated value of shares redeemed | **-** | (1,025,831) | **(201,004)** | (1,048,639) |
| **Retained earnings, end of period** | **51,676,090** | 19,735,338 | **51,676,090** | 19,735,338 |

## Storm Energy Inc.
## Consolidated Statements of Cash Flows

| | Three Months Ended December 31 | | Twelve Months Ended December 31 | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| | **$** | $ | **$** | $ |
| | **(unaudited)** | (unaudited) | | |
| **Operating activities** | | | | |
| Net income for the period | **7,269,980** | 7,294,557 | **32,141,756** | 18,338,700 |
| Add non-cash items: | | | | |
| Depletion and depreciation | **5,203,391** | 4,374,972 | **21,022,066** | 12,961,244 |
| Provision for site restoration and abandonment | **469,308** | 242,504 | **1,451,555** | 662,801 |
| Future income tax | **2,294,362** | 6,930,684 | **23,091,202** | 17,036,077 |
| Cash flow from operations | **15,237,041** | 18,842,717 | **77,706,579** | 48,998,822 |
| Site restoration paid | **(3,382)** | - | **(3,996)** | (8,201) |
| Net change in non-cash working capital items | **2,137,676** | (2,988,718) | **1,775,205** | 394,971 |
| | **17,371,335** | 15,853,999 | **79,477,788** | 49,385,592 |
| **Financing activities** | | | | |
| Proceeds from exercise of stock options | **168,539** | 4,080 | **790,678** | 131,928 |
| Proceeds from exercise of warrants | **-** | 1,311,693 | **-** | 7,159,000 |
| Common shares repurchased | **0** | (1,363,667) | **(266,428)** | (1,394,937) |
| Increase (decrease) to long term debt | **(4,805,171)** | 27,248,511 | **(16,753,826)** | 39,448,808 |
| | **(4,636,632)** | 27,200,617 | **(16,229,576)** | 45,344,799 |
| **Investing activities** | | | | |
| Capital asset additions, net | **(18,632,531)** | (47,762,846) | **(65,751,299)** | (101,352,017) |
| Net change in non-cash working capital items | **5,897,828** | 4,708,230 | **2,503,087** | 6,621,626 |
| | **(12,734,703)** | (43,054,616) | **(63,248,212)** | (94,730,391) |
| **Increase in cash during the period** | **-** | - | **-** | - |
| Cash, beginning of period | **-** | - | **-** | - |
| **Cash, end of period** | **-** | - | **-** | - |

c5209
r f BC-Storm-Energy-year-end 02-26 3668
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Storm Energy Inc. (SME - TSE) Announces Quarter and Year Ended December 31, 2001 Financial and Operating Results and Reserves at December 31, 2001

CALGARY, Feb. 26 /CNW/ - Storm Energy Inc. ("Storm") is pleased to announce its financial and operations highlights for the quarter and year ended December 31, 2001 along with comparative amounts for the quarter and year ended December 31, 2000.

<<
Storm Energy Inc.
Highlights

| | Unaudited Three Months Ended December 31, | | | Twelve Months Ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | % Change | 2001 | 2000 | % Change |
| Financial ($000's except where noted) | | | | | | |
| Production income | 24,927 | 37,954 | (34) | 134,588 | 94,381 | 43 |
| Hedge gain (loss) | 2,005 | (3,839) | (152) | (560) | (5,852) | (90) |
| Other income | 555 | 328 | 69 | 1,332 | 1,141 | 17 |
| Cash flow from operations | 15,237 | 18,843 | (19) | 77,706 | 48,999 | 59 |
| Per share | | | | | | |
| - basic | 0.55 | 0.70 | (21) | 2.81 | 2.08 | 35 |
| - diluted | 0.55 | 0.69 | (20) | 2.72 | 2.05 | 33 |
| Net income | 7,270 | 7,295 | (0) | 32,142 | 18,339 | 75 |
| Per share | | | | | | |
| - basic | 0.26 | 0.27 | (4) | 1.16 | 0.78 | 49 |
| - diluted | 0.26 | 0.27 | (4) | 1.13 | 0.77 | 47 |
| Capital expenditures, net | 18,633 | 47,763 | (61) | 65,751 | 101,352 | (35) |
| Long term debt (including working capital) | - | - | - | 65,990 | 78,466 | (16) |
| Common shares outstanding (millions) | | | | | | |
| Basic | - | - | - | 27.8 | 27.5 | 1 |
| Diluted | - | - | - | 29.7 | 29.3 | 1 |
| Weighted average common shares outstanding (millions) | - | - | - | 27.6 | 23.6 | 17 |
| Diluted number of common shares | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| outstanding (millions) | - | - | - | 28.6 | 23.9 | 20 |
| Operations | | | | | | |
| Average daily production | | | | | | |
| Crude oil and NGL's (Bbls/d) | 6,754 | 4,946 | 37 | 6,400 | 4,298 | 49 |
| Natural gas (Mcf/d) | 23,705 | 14,547 | 63 | 22,640 | 9,386 | 141 |
| Barrels of oil equivalent | | | | | | |
| (Boe/d at 10:1) | 9,124 | 6,400 | 43 | 8,664 | 5,236 | 65 |
| (Boe/d at 6:1) | 10,705 | 7,370 | 45 | 10,173 | 5,862 | 74 |
| Average product prices | | | | | | |
| Crude oil ($CDN/Bbl) | 30.17 | 47.76 | (37) | 38.19 | 44.39 | (14) |
| Hedge gain (loss) | 1.22 | (2.67) | (146) | 0.28 | (2.10) | (113) |
| WTI ($US/Bbl) | 20.43 | 31.84 | (36) | 25.95 | 30.26 | (14) |
| Natural gas ($CDN/Mcf) | 2.97 | 12.21 | (76) | 5.57 | 7.26 | (23) |
| Hedge gain (loss) | 0.59 | (2.02) | (129) | (0.14) | (0.79) | (82) |
| Wells drilled | | | | | | |
| Gross | 13.00 | 10.00 | 30 | 47.00 | 36.00 | 31 |
| Net | 10.14 | 9.04 | 12 | 37.60 | 29.82 | 26 |
| Success rate (%) | 86 | 60 | | 66 | 69 | |

Financial Summary

Oil and gas revenues, cash flow, net earnings and related per share amounts all showed strong growth for the year ended December 31, 2001 compared to the prior year, primarily driven by higher production levels and by high commodity prices in the earlier part of the year. However, commodity prices declined in the latter half of 2001 resulting in lower revenues, cash flow and earnings, both on a dollar and on a per diluted share basis, being reported in the fourth quarter of 2001 when compared to 2000. All references to barrel of oil equivalent in the following text assumes ten thousand cubic feet of natural gas is equivalent to one barrel of oil equivalent, unless otherwise stated.

Production income

Production income for the year ended December 31, 2001 increased by 43% over the prior year. Volume increases were the basis for revenue growth as crude oil and natural gas liquids volumes grew by 49% year on year while natural gas volumes grew by 141%. However, the average price received for oil for the year fell by 14% while the average gas price received fell by 23%. Compared to the same quarter in 2000, production income for the fourth quarter of 2001 declined by 34%. Although oil and liquids production increased by 37% and natural gas production by 63%, compared to the equivalent quarter in 2000, the considerable volume increases were insufficient to offset the impact of dramatically lower commodity prices. The average price realized for the Company for crude oil for the final quarter of 2001 was $30.17/Bbl compared to $47.76/Bbl for the final quarter of 2000, a decrease of 37%. For natural gas the average price received by the Company for the final quarter of 2001 was

$2.97/Mcf compared to $12.21/Mcf for the final quarter of 2000, or a drop of 76%, illustrative of the extraordinary gas prices realized by the Company during the winter of 2000.

### Hedge Gain (Loss)

Hedging activity for the year ended December 31, 2001 resulted in a reduction in revenues of $0.6 million compared to a similar reduction in 2000 of $5.9 million. For the quarter ended December 31, 2001 there was a gain of $2 million compared to a loss of $3.8 million in the same quarter of 2000. The Company has a hedge in place for 1,000 Bbls/day of crude oil with a commencement date of August 1, 2001, which will terminate on December 31, 2002, the price for 2002 being CDN $37.63. Gas hedges in place during the year covered approximately 8.9 MmBtu/day until October 31, with a hedge of 7 MMBtu/day in position for the balance of 2001 through to October 31, 2002. In early 2002 a new hedge was entered into for 9,000 Gigajoules/day with an effective date of April 1, 2002, terminating on October 31, 2002, with a floor price of $2.75. From November 1, 2002 to March 31, 2003 a ceiling is in place in respect of 12,755 Gigajoules/day at $5.15/Gigajoule.

### Cash Flow from Operations

Cash flow for the year increased by 59% in 2001 compared to the prior year but fell by 19% in the final quarter of the year compared to the same quarter in 2000. The reduction in cash flow is due to pricing declines that were not offset by increased production and the beneficial impact of the Company's hedge position. On a diluted per share basis cash flow increased 33% for the full year 2001 over the prior year. However, on a final quarter comparison diluted cash flow per share fell by only 20% in spite of the much lower quarter on quarter pricing environment.

Significant cash outflows which reduce cash flow are net royalties, operating costs, general and administrative costs and interest. On a full year comparison royalties rose by 39%, driven by volume increases. Measured on a Boe basis, royalties fell by 16% in 2001 over the prior year as lower product prices resulted in lower royalty rates. In the final quarter of 2001 total royalties fell by 35% compared to the prior year; the reduction being attributable to lower rates following lower price realizations.

Production expenses for the year ended December 31, 2001 increased by 58% over the prior year as a result of higher volumes. However, on a Boe basis production costs fell by 4%. For the final quarter of 2001 production costs were 25% lower on a Boe basis compared to the same period in 2000.

General and administrative costs increased by 44% in 2001 over 2000, although on a Boe basis costs fell by 12%. In the fourth quarter of 2001 general and administrative costs increased by 100% over the same period in 2000, in part due to much higher accommodation and insurance costs. On a Boe basis general and administrative costs increased by 40% in the last quarter, compared to the prior year. In 2002, general and administrative costs are expected to trend downwards and to fall by 9% per Boe.

Interest costs increased by 28% in 2001 compared to 2000, but fell by 23% on a Boe basis. In the fourth quarter of 2001 interest costs fell by 30% over the same quarter of 2000, primarily due to lower capital expenditures in 2001 compared to 2000, resulting in lower debt levels. Lower interest rates were also an important factor.

| Field Netbacks ($) per Boe<br>Year and Three Months ended<br>December 31, 2001 | Three Months<br>2001 | <br>2000 | Year<br>2001 | <br>2000 |
|---|---|---|---|---|
| Sales price | $ 29.70 | $ 64.46 | $ 42.56 | $ 49.25 |
| Hedge gain (loss) | 2.39 | (6.52) | (0.18) | (3.05) |

| | | | | |
|---|---|---|---|---|
| Royalties, net | (7.79) | (16.97) | (11.54) | (13.71) |
| Production expenses | (4.35) | (5.81) | (4.56) | (4.75) |
| Field netback | $ 19.95 | $ 35.16 | $ 26.28 | $ 27.74 |

Net Income

Net income for 2001 was 75% higher compared to 2000. On a per share measurement diluted earnings per share increased by 47%. In the fourth quarter of 2001, net income was marginally lower than in the same quarter in 2000.

Depletion and depreciation for 2001 increased by 62% over the prior year, however, on a Boe basis depletion and depreciation was marginally lower at $6.65. For the fourth quarter of 2001 depletion and depreciation increased by 19% over the same quarter of 2000; the rate fell to $6.20 per Boe in 2001, primarily due to year-end reserve report adjustments. The provision for site restoration and abandonment increased by 119% in 2001, compared to the prior year, or $0.46 per Boe compared to $0.35 for 2000. The additional provision reflects abandonment costs in the Company's gas properties. Future income taxes in 2001 rose by 36% over 2001, but the effective rate fell to 41.5% from 47.6%, as a consequence of a lower Alberta provincial tax rate in 2001. The impact of the lower effective tax rate was not fully recognized in the prior quarters of 2001 and adjustments were made to the fourth quarter provision to reflect the full year impact of the lower rate. Accordingly, the provision for future income taxes in the fourth quarter of 2001 is approximately $1.7 million lower than would have been the case had the current effective rate been applied through out the year. No cash income taxes are payable.

Capital Expenditures

Capital expenditures for 2001 fell by 35% compared to 2000. Capital expenditures in 2000 included $51 million representing the cost of two major property acquisitions. Excluding these costs from the comparison, capital expenditures in 2001 rose by 31%. For the final quarter of 2001, capital expenditures, similarly adjusted for major acquisitions, rose by 5%. For the year 2001 capital expenditures amounted to 85% of cash flow. By comparison capital expenditures in 2000 exceeded cash flow by 107%.

Liquidity and Capital Resources

At December 31, 2001, the Company had bank borrowing facilities of $90 million. The Company's actual debt position at year end comprised borrowings under the facility totaling $55 million and a working capital deficit of $11 million. Prior year amounts were $72 million and a working capital deficit of $7 million.

Operations Review

Storm's activities in 2001 were focused on the continued expansion of the core light sweet crude oil assets at Red Earth and the development of two new gas properties at Tommy Lakes and Cabin in northeast British Columbia. The Company's $65.7 million capital expenditure program increased the drilling program by 30% to 47 wells (37.6 net). There were no significant acquisitions or dispositions completed in 2001. Sixty-five percent of activity occurred at Red Earth with successful discoveries or pool extensions at Evi West, Evi North, Ogston, and Red Earth. This success was the major factor in liquids production increasing by 49% to 6,400 Bbls/d. Proven liquids reserves, net of production, increased by 13% to 13.3 million Bbls.

Although drilling activity at each of Cabin and Tommy Lakes represented about 10% of the Company's program, production gains and reserve additions were significant. Completion of facility modifications at Tommy Lakes and a

very active first quarter program at Cabin saw British Columbia gas volumes grow to average 16.4 Mmcf/d versus 2.7 Mmcf/d in 2000. Company wide 2001 gas volumes averaged 22.6 Mmcf/d versus 9.4 Mmcf/d in 2000. Gas reserves increased dramatically in 2001 as a direct result of the British Columbia activity. Proven gas reserves increased by 44% to 87.1 Bcf. The proven developed producing portion of reserves represents 81% of total proven reserves on a 6:1 equivalency, versus 83% in 2000. Most proven undeveloped and proven non producing reserves are associated with Tommy Lakes locations drilled in the first quarter of 2002 and at Petitot in northwest Alberta. Probable additional reserves represent 18% of total proven and probable reserves, at 6:1, of 33.8 million Boes. Approximately 60% of probable reserves are associated with improved performance of proven producing reserves with the balance being untested behind pipe or offsets to production. The net present value of established reserves, discounted at 10%, increased by 15% to $311 million. Net asset value per fully diluted share increased from $7.08 in 2000 to $9.10 at year-end 2001.

2002 began on a strong note from an activity, drilling success and increasing production volume standpoint. Thanks to an early freeze, the Company was active at both Tommy Lakes and Cabin by mid-December, allowing completion of more than 20% of the winter's program prior to year-end. The Company plans on drilling 22 wells in the first quarter and has cased 12 of 14 wells drilled to date. Current volumes (at February 15) are over 7,000 Bbls/d of liquids and 28 Mmcf/d of gas with 2 Kotcho and 4 Tommy Lakes wells completed and awaiting tie in to existing Storm facilities. The previous forecast of exiting Q1 at approximately 7,000 Bbls/d of liquids and 40 Mmcf/d of gas looks, at this point, to be very achievable.

## Reserves

Set out below are details of the Company's reserves as reported by independent reserve engineers, Paddock Lindstrom & Associates Ltd. who have evaluated the Company's reserves for the last five years. The Audit Committee of the Company, consisting of independent directors, has reviewed the Paddock report with Paddock representatives in accordance with the mandate of the Audit Committee.

ESTIMATED RESERVES OF OIL, GAS AND NGL'S

(Based on Escalating Price and Cost Assumptions)(2)
(thousands)

| (December 31, 2001) | Oil (Mbbls) Gross(1) | Gas (Mmcf) Gross(1) | NGL (Mbbls) Gross(1) | Boe (10:1) | Boe (6:1) | Dec 31, 2000 (10:1) | % Change |
|---|---|---|---|---|---|---|---|
| Proved producing | 10,987 | 62,262 | 1,144 | 18,357 | 22,508 | 14,988 | 22 |
| Proved non-producing | 507 | 7,615 | 30 | 1,299 | 1,806 | 1,799 | (28) |
| Total proved developed | 11,494 | 69,877 | 1,174 | 19,656 | 24,314 | 16,787 | 17 |
| Proved un-developed | 290 | 17,206 | 380 | 2,391 | 3,538 | 1,029 | 132 |
| Total proved | 11,784 | 87,083 | 1,554 | 22,047 | 27,852 | 17,816 | 24 |
| Probable additional unrisked | 2,292 | 20,931 | 179 | 4,564 | 5,960 | 3,346 | 36 |
| Proved and | | | | | | | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| probable unrisked | 14,076 | 108,014 | 1,733 | 26,611 | 33,812 | 21,162 | 26 |
| Reduction for risk(3) | (1,146) | (10,465) | (89) | (2,282) | (2,979) | (1,673) | 36 |
| Proved and probable risked | 12,930 | 97,549 | 1,644 | 24,329 | 30,833 | 19,489 | 25 |

DISCOUNTED VALUE OF ESTIMATED FUTURE NET REVENUE BEFORE INCOME TAXES

(Based on Escalating Price and Cost Assumptions)(2)
($ thousands)
(December 31, 2001)

| | Discounted at the rate of | | | | |
|---|---|---|---|---|---|
| | Un-discounted | 10% | 15% | Dec 31, 2000 (10%) | % Change |
| Proved producing | 375,693 | 250,462 | 216,673 | 222,176 | 13 |
| Proved non-producing | 25,324 | 14,093 | 11,176 | 19,533 | (28) |
| Total proved developed | 401,017 | 264,555 | 227,849 | 241,709 | 9 |
| Proved undeveloped | 49,088 | 23,653 | 18,405 | 9,805 | 141 |
| Total proved | 450,105 | 288,208 | 246,254 | 251,514 | 15 |
| Probable additional unrisked | 92,798 | 45,549 | 35,411 | 35,682 | 28 |
| Proved and probable unrisked | 542,903 | 333,757 | 281,665 | 287,196 | 16 |
| Reduction for risk(3) | (46,398) | (22,774) | (17,705) | (17,841) | 28 |
| Proved and probable risked | 496,505 | 310,983 | 263,960 | 269,355 | 15 |

(1) "Gross Reserves" are net of working interests owned by others and prior to deduction of Crown, freehold and other royalties.
(2) For the escalating price and cost scenario, the price forecast used, subject to adjustment for the actual quality of oil produced or for gas, subject to the terms of the actual gas contract used to market the gas reserves, was the January 2002 price forecast used by Paddock Lindstrom & Associates Ltd. Prices were escalated at 2% per year after 2016 and costs were escalated at 2% per year from 2002.
(3) The estimated volumes and values of the estimated reserves and estimated value of future net revenue from probable reserves has been reduced by 50% to allow for risk

ESCALATING PRICE FORECAST

| | WTI at Cushing $US/Bbl | Edmonton Reference Price$/Bbl | AECO C $CDN/MMBTU | SUMAS Spot $CDN/MMBTU | Spot $CDN/MMBTU |
|---|---|---|---|---|---|
| 2002 | 21.00 | 32.31 | 3.76 | 4.27 | 3.61 |
| 2003 | 21.50 | 32.55 | 4.30 | 4.83 | 4.14 |
| 2004 | 21.93 | 32.68 | 4.43 | 4.93 | 4.28 |
| 2005 | 22.37 | 33.33 | 4.50 | 4.96 | 1.33 |
| 2006 | 22.82 | 34.00 | 4.56 | 4.98 | 4.39 |
| 2007 | 23.27 | 34.68 | 4.65 | 5.04 | 4.48 |
| 2008 | 23.74 | 35.37 | 4.74 | 5.10 | 4.57 |
| 2009 | 24.21 | 36.08 | 4.84 | 5.20 | 4.66 |

| | | | | | |
|---|---|---|---|---|---|
| 2010 | 24.70 | 36.80 | 4.93 | 5.31 | 4.75 |
| 2011 | 25.19 | 37.54 | 5.03 | 5.41 | 4.85 |

## Summary

Storm enjoyed another successful year in 2001 with growth in all measures of financial and operating performance. Although growth in production increased throughout the year, and particularly in the final quarter, financial growth largely came in the first part of the year, driven by high product prices. The current product price environment is low in comparison to prices prevailing 12 months ago; however, current prices are not low by historical standards. Further, price volatility is a constant in the industry. These realities are recognized by the Company in its approach to asset exploitation and financial structure. The Company's commitment to controlled growth coupled with fiscal conservatism ensures that the Company has the financial resilience to manage its operations for the long term in a period of lower prices. An ambitious winter drilling program is in progress and results to date have been in accordance with expectations and will result in significant growth in both crude oil and natural gas production. In addition, the Company's strong financial situation provides flexibility to take advantage of opportunities that are likely to emerge during 2002.

The Company's budget for 2002, using a WTI price of US $22 and a gas price realized by the Company of $3.45, indicates that cash flow for the year will amount to $77.8 million or $2.73 per diluted share. Net earnings are expected to be $27.7 million or $0.93 per diluted share. Capital expenditures are budgeted at $43.5 million and application of cash flow in excess of capital expenditures will reduce year-end debt to approximately $30 million.

Storm's Annual General Meeting will be held at 2:45 P.M. on Wednesday, May 15, 2002 at the Eau Claire Sheraton Suites Hotel in Calgary.

Storm is a Calgary based light oil and natural gas producer with its main producing properties located in the Red Earth and Sylvan Lake areas of Alberta and N.E. British Columbia. Storm's common shares are traded on The Toronto Stock Exchange under the trading symbol "SME". Corporate information provided herein contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by Storm Energy Inc. at the time of preparation, may be proved to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. There is no representation by Storm Energy Inc. that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Storm Energy Inc.
Consolidated Balance Sheets

| | December 31, 2001 $ | December 31, 2000 $ |
|---|---|---|
| ASSETS | | |
| Current | | |
| Accounts receivable | 11,547,637 | 21,845,874 |
| Prepaid expenses | 1,327,909 | 1,831,522 |
| | 12,875,546 | 23,677,396 |
| Capital assets | 195,006,440 | 150,277,213 |
| | 207,881,986 | 173,954,609 |

| | | |
|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current | | |
| Accounts payable and accrued liabilities | 23,856,894 | 30,380,452 |
| Long term debt | 55,008,909 | 71,762,735 |
| Provision for site restoration and abandonment | 2,192,486 | 744,933 |
| Future income tax | 35,768,729 | 12,677,527 |
| Shareholders' equity | | |
| Share capital and warrants | 39,378,878 | 38,653,624 |
| Retained earnings | 51,676,090 | 19,735,338 |
| | 91,054,968 | 58,388,962 |
| | 207,881,986 | 173,954,609 |

Storm Energy Inc.
Consolidated Statements of Income and Retained Earnings

| | Three Months Ended December 31 | | Twelve Months Ended December 31 | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | $ | $ | $ | $ |
| | (unaudited) | (unaudited) | | |
| Revenue | | | | |
| Production income | 26,932,283 | 34,115,287 | 134,028,009 | 88,528,815 |
| Royalties | (6,541,420) | (9,992,815) | (36,477,467) | (26,282,050) |
| Alberta royalty tax credit | 126,027 | (94,913) | 572,626 | 296,173 |
| Processing income | 554,746 | 327,566 | 1,332,345 | 1,140,854 |
| | 21,071,636 | 24,355,125 | 99,455,513 | 63,683,792 |
| Expenses | | | | |
| Production | 3,648,923 | 3,423,746 | 14,412,026 | 9,111,334 |
| General and administrative | 1,291,118 | 645,355 | 2,710,762 | 1,875,585 |
| Interest on long term debt | 843,921 | 1,215,151 | 4,212,735 | 3,287,990 |
| Depletion and depreciation | 5,203,391 | 4,374,972 | 21,022,066 | 12,961,244 |
| Provision for site restoration and abandonment | 469,308 | 242,504 | 1,451,555 | 662,801 |
| | 11,456,661 | 9,901,728 | 43,809,144 | 27,898,954 |

Income before

| | | | | |
|---|---|---|---|---|
| income and other taxes | 9,614,975 | 14,453,397 | 55,646,369 | 35,784,838 |
| Income and other taxes | | | | |
| Future income tax | 2,294,362 | 6,930,684 | 23,091,202 | 17,036,077 |
| Capital tax | 50,633 | 228,156 | 413,411 | 410,061 |
| | 2,344,995 | 7,158,840 | 23,504,613 | 17,446,138 |
| Net income for the period | 7,269,980 | 7,294,557 | 32,141,756 | 18,338,700 |
| Retained earnings, beginning of period | 44,406,110 | 13,466,612 | 19,735,338 | 2,445,277 |
| Purchase cost in excess of stated value of shares redeemed | - | (1,025,831) | (201,004) | (1,048,639) |
| Retained earnings, end of period | 51,676,090 | 19,735,338 | 51,676,090 | 19,735,338 |

Storm Energy Inc.
Consolidated Statements of Cash Flows

| | Three Months Ended December 31 | | Twelve Months Ended December 31 | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | $ | $ | $ | $ |
| | (unaudited) | (unaudited) | | |
| Operating activities | | | | |
| Net income for the period | 7,269,980 | 7,294,557 | 32,141,756 | 18,338,700 |
| Add non-cash items: | | | | |
| Depletion and depreciation | 5,203,391 | 4,374,972 | 21,022,066 | 12,961,244 |
| Provision for site restoration and abandonment | 469,308 | 242,504 | 1,451,555 | 662,801 |
| Future income tax | 2,294,362 | 6,930,684 | 23,091,202 | 17,036,077 |
| Cash flow from operations | 15,237,041 | 18,842,717 | 77,706,579 | 48,998,822 |
| Site restoration paid | (3,382) | - | (3,996) | (8,201) |
| Net change | | | | |

| | | | | |
|---|---|---|---|---|
| in non-cash working capital items | 2,137,676 | (2,988,718) | 1,775,205 | 394,971 |
| | 17,371,335 | 15,853,999 | 79,477,788 | 49,385,592 |
| Financing activities | | | | |
| Proceeds from exercise of stock options | 168,539 | 4,080 | 790,678 | 131,928 |
| Proceeds from exercise of warrants | - | 1,311,693 | - | 7,159,000 |
| Common shares repurchased | 0 | (1,363,667) | (266,428) | (1,394,937) |
| Increase (decrease) to long term debt | (4,805,171) | 27,248,511 | (16,753,826) | 39,448,808 |
| | (4,636,632) | 27,200,617 | (16,229,576) | 45,344,799 |
| Investing activities | | | | |
| Capital asset additions, net | (18,632,531) | (47,762,846) | (65,751,299) | (101,352,017) |
| Net change in non-cash working capital items | 5,897,828 | 4,708,230 | 2,503,087 | 6,621,626 |
| | (12,734,703) | (43,054,616) | (63,248,212) | (94,730,391) |
| Increase in cash during the period | - | - | - | - |
| Cash, beginning of period | - | - | - | - |
| Cash, end of period | - | - | - | - |

>>

%SEDAR: 00004970E

-0- 02/26/2002

/For further information: Donald McLean, Vice President, Finance, (403) 781-5345; Matthew Brister, President and Chief Executive Officer, (403) 781-1603; Stuart Clark, Executive Director, (403) 781-1605; Company Fax: (403) 266-6209; Company Website: www.stormenergy.com/
(SME.)

CO: Storm Energy Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 09:00e 26-FEB-02

VALIANT
*Trust Company*

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

March 12, 2002

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs,

**Re: Storm Energy Inc.**
**CUSIP: 861 918 209**
**Annual Meeting of Shareholders**

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Storm Energy Inc.:

| | |
|---|---|
| Issuer: | Storm Energy Inc. |
| CUSIP: | 861 918 209 |
| Type of Meeting: | Annual General and Special Meeting of Shareholders |
| Date: | May 15, 2002 |
| Place: | Calgary, Alberta |
| Record Date: | April 1, 2002 |

We are filing this information in compliance with the Canadian Securities Administrators' National Policy Statement No. 41 regarding Shareholder Communication, in our capacity as the agent for Storm Energy Inc.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Storm Energy Inc.
Attn: Ms. Adeline Roth

# STORM ENERGY INC.

## RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2001

MAY 20, 2002

**TABLE OF CONTENTS**

## ABBREVIATIONS AND DEFINITIONS

In this Renewal Annual Information Form (the "**Annual Information Form**"), the abbreviations set forth below have the following meanings:

| | | | |
|---|---|---|---|
| **"M$"** | thousands of dollars | **"mcf"** | 1,000 cubic feet |
| **"MM$"** | millions of dollars | **"mmcf"** | 1,000,000 cubic feet |
| | | **"bcf"** | 1,000,000,000 cubic feet |
| **"bbls"** | barrels | **"mcf/d"** | one thousand standard cubic feet per day |
| **"mbbls"** | 1,000 barrels | **"mmcf/d"** | one million standard cubic feet per day |
| **"mstb"** | 1,000 stock tank barrels | **"GJ"** | gigajoules |
| **"mmbbls"** | 1,000,000 barrels | **"GJ/D"** | gigajoules per day |
| **"bbl/d"** | barrels per day | **"boe"** | barrels of oil equivalent |
| **"Mmbtu"** | millions of British Thermal Units | **"mboe"** | 1,000 barrels of oil equivalent |
| **"Mmbtu/d"** | millions of British Thermal Units per day | **"boe/d"** | barrels of oil equivalent per day |
| **"NGL"** | natural gas liquids | **"$m^3$"** | cubic metre |

Note: for the purposes of this document, 6 mcf of natural gas and 1 bbl of NGL each equal 1 bbl of oil.

In this Annual Information Form, the capitalized terms set forth below have the following meanings:

"**ABCA**" means the *Business Corporations Act*, S.A. 1981, c. B-15, together with any amendments thereto and all regulations promulgated thereunder;

"**API**" means the American Petroleum Institute. "**API**" is an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specific gravity of 28° API or higher is generally referred to as light crude oil;

"**ARTC**" means the Alberta royalty tax credit;

"**Board**" means the board of directors of the Corporation;

"**Common Shares**" means Common Shares in the share capital of the Corporation;

"**Paddock Report**" means the independent engineering evaluations of Storm's oil, NGL and natural gas interests prepared by Paddock Lindstrom & Associates Ltd. ("**Paddock**"), independent petroleum engineering consultants of Calgary, Alberta, dated February 12, 2002 and effective December 31, 2001;

"**Seaton-Jordan Report**" means the independent land evaluations of Storm's undeveloped land prepared by Seaton-Jordan & Associates Ltd. of Calgary, Alberta, dated January 11, 2002 and effective December 31, 2001;

"**Storm**" or the "**Corporation**" means Storm Energy Inc.;

"**TCGSL**" means TransCanada Gas Services Limited, formerly Western Gas Marketing Limited;

"**TSX**" means The Toronto Stock Exchange; and

"**Venture Exchange**" means the TSX Venture Exchange.

In this Annual Information Form, references to "dollars" and "$" are to the currency of Canada, unless otherwise indicated.

## THE CORPORATION

Storm Energy Corporation ("**SEC**") was incorporated as 600649 Alberta Inc. by a Certificate of Incorporation issued pursuant to the provisions of the ABCA on February 22, 1994. On March 24, 1994, the corporation filed Articles of Amendment to change its name to Storm Energy Corporation. On August 7, 1996, SEC filed Articles of Amendment to remove certain private company provisions from the Articles, to reclassify the outstanding Class A Shares as Common Shares and to create a class of preferred shares.

On April 24, 1997, Dancap Resources Inc. ("**Dancap**"), a corporation incorporated by a Certificate of Incorporation issued pursuant to the provisions of the ABCA on April 8, 1994, made a take-over bid offer for all of the issued and outstanding securities of SEC on the basis of 2.13725 common shares of Dancap for each common share of SEC. As a result of the take-over bid offer and the subsequent implementation of the compulsory acquisition provisions of the ABCA, Dancap acquired 100% control of SEC. An aggregate of 52.2 million common shares of Dancap were issued in connection with the acquisition of SEC. Under this transaction, the former shareholders of SEC acquired control of Dancap resulting in a reverse take-over, whereby SEC was deemed to be the acquirer of Dancap for accounting purposes, with an effective date of June 1, 1997.

On September 19, 1997, Dancap filed Articles of Amendment to change its name to Storm Energy Inc. On October 31, 1997, Storm amalgamated with its two wholly-owned subsidiaries, SEC and Long Reef Resources Inc., and the amalgamated corporation was continued as Storm.

On March 19, 1999, Storm filed Articles of Amendment to consolidate its issued and outstanding Common Shares on a five-for-one basis effective as of the close of business on March 23, 1999.

As at December 31, 2001, Storm had three wholly-owned subsidiaries, 751334 Alberta Ltd., Chinook Energy Partners Inc. and Redearth Energy Inc., which were incorporated pursuant to the provisions of the ABCA. Storm incorporated a further wholly-owned subsidiary, Storm Gas Production Inc., on January 30, 2002 pursuant to the provisions of the ABCA.

Storm is a publicly traded oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in the Provinces of Alberta and British Columbia. Storm is a reporting issuer or the equivalent thereof in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec and its Common Shares are listed and posted for trading on The Toronto Stock Exchange ("**TSX**").

The Corporation has its registered office at 1000, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9, and its head and principal office at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.

## BUSINESS OF THE CORPORATION

### General

Storm is engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in the Provinces of Alberta and British Columbia. Storm's growth will be fuelled by a selective combination of exploratory and development drilling along with property acquisitions which offer exploitation potential through additional drilling and/or facility optimization.

On October 18, 1998, the Corporation entered into an agreement (the "**Share Purchase Agreement**") with Matthew J. Brister, Stuart G. Clark, P. Grant Wierzba and Thomas N. Lindskog (the "**investor**

**group**") to recapitalize Storm and restructure the management and the Board. Pursuant to the Share Purchase Agreement, the investor group agreed to recapitalize Storm by investing $6.3 million to acquire 28.636 million Common Shares at a price of $0.19 per share and 28.636 million warrants (the "**Warrants**") to acquire Common Shares at a price of $0.03 per Warrant. An aggregate of $2.8 million of this consideration was made through Storm's acquisition of 751334 Alberta Ltd., a private Alberta corporation owned by P. Grant Wierzba, and Chinook Energy Partners Inc., a private Alberta corporation owned by Matthew J. Brister. The assets of these private companies consisted solely of cash and marketable securities. The recapitalization closed on November 10, 1998. Since closing, Storm has disposed of all of the marketable securities for cash proceeds. Each Warrant was exercisable into one Common Share at a price of $0.25 per share until November 10, 2000. Each of such Warrants was exercised by November 10, 2000. After giving effect to the consolidation of the Common Shares on a five for one basis as referred to below, a total of 5,727,200 Common Shares were issued upon the exercise of the Warrants.

On November 10, 1998, all of the officers of Storm were terminated and Matthew J. Brister was appointed President and Chief Executive Officer, Stuart G. Clark was appointed Vice President, Finance and Chief Financial Officer, P. Grant Wierzba was appointed Vice President, Operations and Chief Operating Officer and Thomas N. Lindskog was appointed Vice President, Exploration. In addition, Gordon Stollery, Abraham Strahl, Daniel Tessari and Robert Tessari resigned from the Board and Messrs. Brister, Clark, Wierzba and Gregory G. Turnbull were appointed to the Board.

On December 3, 1998, Storm completed a private placement of 12,000,000 special warrants at a price of $0.42 per special warrant raising total gross proceeds of $5,040,000. A total of 12,000,000 common shares were issued upon the exercise of the special warrants upon the qualification thereof pursuant to a final prospectus of Storm dated January 18, 1999.

The Common Shares were listed and posted for trading on the TSX on April 19, 1999.

Effective March 23, 1999, pursuant to an amendment to Storm's Articles, the issued and outstanding Common Shares of Storm were consolidated on a five-for-one basis.

Storm acquired, effective October 1, 1999, producing properties in the Evi, Sylvan Lake and Boyer areas in Alberta and a non-producing property at Petitot near the Alberta/British Columbia border for $20.5 million. As a result of the acquisition, Storm acquired approximately 4 mmcf/d of natural gas and 550 bbls/d of oil and natural gas liquids as well as a 61% operated interest in a 38 mmcf/d natural gas and liquids processing facility at Sylvan Lake.

In May 2000, Storm acquired two light oil producing properties in the Red Earth area of Alberta for $21.1 million.

In November 2000, Storm acquired natural gas producing properties in the Tommy Lakes area of B.C. for $30 million.

**Significant Acquisitions**

Storm completed no significant property acquisitions during its fiscal year ended December 31, 2001.

**Corporate Strategy**

Storm's strategy involves the identification and exploitation of opportunities to develop oil and natural gas assets profitably and consistently in Western Canada. The Corporation uses a number of strategies to manage the operational and financial risks associated with this challenge including, a strong geographical and

geological focus to its operations, the generation of its own prospects and operatorship of its assets wherever possible.

The Corporation will acquire assets in areas in which it is familiar provided that the acquired assets come at a price competitive with the Corporation's internal finding and development costs and are strategic to the Corporation's continued growth and expansion.

Management of the Corporation offsets an aggressive operating philosophy with a conservative financial strategy, funding Storm's capital expenditure program out of cash flow, available debt (within a defined multiple of cash flow) and the issuance of equity when the use of proceeds justifies the employment of new capital and is accretive to all shareholders.

## PRINCIPAL PROPERTIES

*Red Earth, Alberta*

Storm's main oil producing properties and exploration and development activities are focussed in the Golden, Evi/Kitty and Loon areas at Red Earth, which is located approximately 125 kilometres northeast of the Town of Peace River in north central Alberta. The exploration, exploitation and development prospects located on Storm lands, crown lands and farm-in lands in these areas provide an inventory of good quality, high impact light oil growth opportunities that are consistent with Storm's corporate strategy of pursuing light, sweet, high netback oil reserves and production.

As at December 31, 2001, Storm had an average working interest of 89% in 114,000 (102,000 net) acres of undeveloped land, 102 (89.3 net) producing oil wells, one (one net) non-producing oil well and four oil processing facilities in this area. The Corporation is the operator of all four oil processing facilities.

During the year ended December 31, 2001, Storm drilled a total of 33 (27.9 net) wells in the Red Earth area, resulting in 22 (19 net) oil wells and 11 (8.3 net) dry and abandoned wells.

For the year ended December 31, 2001, Storm's production from the Red Earth area averaged 5,886 bbl/d of oil. Drilling success was spread across Ogston, Red Earth, Evi West, Evi North, and Golden. Of particular note was the development of a new Slave Point pool at Evi West, a three well Granite Wash/Slave Point Limestone pool at Evi North, and a Granite Wash discovery at Red Earth late in the year.

*Northeast British Columbia*

Northeast British Columbia has developed into the Corporation's major gas focus with producing projects at Tommy Lakes and Cabin/Kotcho. Cabin/Kotcho is located approximately 80 kilometres northeast of Fort Nelson, British Columbia and Tommy Lakes is approximately 130 kilometres south of Fort Nelson. Storm operates dehydration and natural gas processing facilities at both locations. Storm acquired its interest in the Cabin/Kotcho shut-in natural gas well effective October, 1999 and its interest in the Tommy Lakes natural gas producing property in November, 2000. British Columbia gas production averaged 2,716 mcf/d in 2000, increasing to 16,380 mcf/day in 2001 as a result of facility work at Tommy Lakes and new drilling at Cabin/Kotcho. An active winter program involving 4 wells at Cabin/Kotcho and 13 wells plus 13 refracts at Tommy Lakes increased production to 31,500 mcf/d at the end of the first quarter of 2002.

As at December 31, 2001 at Cabin/Kotcho, Storm had an average 62% working interest in 18,947 (11,713 net) acres of undeveloped land, 3 (2.2 net) producing gas wells and operated dehydration facilities. At Tommy Lakes, Storm's December 31, 2001 year end undeveloped land holdings were 74,799 (42,874 net) acres. The Corporation has an average 54% working interest in 49 (26.7 net) producing natural gas wells and operates four natural gas processing facilities. At Tommy Lakes in 2001, Storm drilled

3 (1.54 net) wells resulting in 3 (1.54 net) gas wells. At Cabin/Kotcho in 2001, the Corporation drilled 3 (1.85 net) wells resulting in one (0.7 net) producing well averaging 3.5 mmcf/d net sales gas.

For the year ended December 31, 2001, Storm's production from the Cabin/Kotcho area averaged 6.5 mmcf/d and average production for the month of December, 2001 was 7.4 mmcf/d. At Tommy Lakes, average natural gas and NGL production for the year ended December 31, 2001 was 9.9 mmcf/d and 204 bbl/d of natural gas liquids, while average production for the month of December was 9.6 mmcf/d and 196 bbl/d of natural gas liquids. Storm expects to be very active in northeast British Columbia in 2002 with its exploitation and exploration program.

## LAND HOLDINGS

Storm's total land holdings increased from 425,209 (308,946 net) acres as at December 31, 2000 to 478,567 (354,571 net) acres as at December 31, 2001. The following table sets out Storm's land holdings as at December 31, 2001.

| | Developed | | Undeveloped | | Total | |
|---|---|---|---|---|---|---|
| | Gross(1) | Net(2) | Gross(1) | Net(2) | Gross(1) | Net(2) |
| Red Earth, Alberta | 22,052 | 18,844 | 90,343 | 81,957 | 112,395 | 100,801 |
| Pouce Coupe, Alberta | 3,794 | 2,011 | 3,680 | 3,315 | 7,474 | 5,326 |
| Sylvan Lake and Medicine River, Alberta | 7,213 | 3,172 | 4,160 | 2,895 | 11,373 | 6,067 |
| Cabin, British Columbia | 3,643 | 3,186 | 15,655 | 10,255 | 19,298 | 13,441 |
| Tommy Lakes, British Columbia | 40,822 | 22,524 | 75,340 | 43,298 | 116,162 | 65,822 |
| Petitot, Alberta | - | - | 2,305 | 1,153 | 2,305 | 1,153 |
| Other | 5,971 | 4,668 | 142,915 | 113,125 | 148,896 | 117,793 |
| Total | 83,495 | 54,405 | 334,398 | 255,998 | 417,893 | 310,403 |

Notes:

(1) "**Gross**" means the total number of acres in which the Corporation has an interest.

(2) "**Net**" refers to the aggregate of the percentage interests of the Corporation in the gross acres.

Based on an independent land evaluation conducted by Seaton-Jordan and summarized in the Seaton-Jordan Report, the value of Storm's net undeveloped land holdings at December 31, 2001 was $16.32 million. The Seaton-Jordan Report is based on certain factual data supplied by the Corporation and Seaton-Jordan's opinion of market value for the evaluated land.

## OIL AND GAS RESERVES

Paddock conducted an evaluation of the Corporation's oil, NGL and natural gas reserves effective December 31, 2001. The tables below are a summary of the oil and natural gas reserves and the present worth of future net cash flows associated with such reserves of the Corporation as evaluated in the Paddock Report, based on constant and escalated price assumptions. The tables summarize the data contained in the Paddock Report and as a result may contain slightly different numbers than the Paddock Report due to rounding. **All future cash flows are stated prior to provision for income taxes and indirect costs and after deduction of royalties, estimated future capital expenditures and well abandonment costs. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's oil and natural gas reserves provided**

**herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.**

The Paddock Report is based on certain factual data supplied by the Corporation and Paddock's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Corporation's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Corporation to Paddock and accepted without any further investigation. Paddock accepted this data as presented and neither title searches nor field inspections were conducted.

### Oil and Natural Gas Reserves and Present Worth of Estimated Future Cash Flows[9]

| | Gross Reserves[1] | | | Net Reserves[1] | | | Present Worth Cash Flow Discounted at[4][5][6][7][8] | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Reserves Category[2][3] | Oil | Natural Gas Liquids | Natural Gas | Oil | Natural Gas Liquids | Natural Gas | 0% | 10% | 15% | 20% |
| | (mstb) | (mstb) | (mmcf) | (mstb) | (mstb) | (mmcf) | | (thousands of dollars) | | |
| **Escalated Prices** | | | | | | | | | | |
| Proved Producing | 10,987 | 1,144 | 62,262 | 9,155 | 908 | 48,083 | 375,693 | 250,462 | 216,673 | 191,914 |
| Proved Non-Producing | 507 | 30 | 7,615 | 457 | 25 | 6,262 | 25,324 | 14,093 | 11,176 | 9,122 |
| Proved Undeveloped | 290 | 380 | 17,206 | 240 | 315 | 13,466 | 49,088 | 23,653 | 18,405 | 14,902 |
| Total Proved | 11,784 | 1,554 | 87,083 | 9,852 | 1,248 | 67,811 | 450,105 | 288,208 | 246,254 | 215,938 |
| Probable Additional | 2,292 | 179 | 20,931 | 1,942 | 142 | 16,094 | 92,798 | 45,549 | 35,411 | 28,641 |
| Total Proved + Probable | 14,076 | 1,733 | 108,014 | 11,794 | 1,390 | 83,905 | 542,903 | 333,757 | 281,665 | 244,579 |
| 50% Reduction for Risk | (1,146) | (89) | (10,465) | (971) | (71) | (8,047) | (46,398) | (22,774) | (17,705) | (14,320) |
| Proved + Risked Probable | 12,930 | 1,644 | 97,549 | 10,823 | 1,319 | 75,858 | 496,505 | 310,983 | 263,960 | 230,259 |
| **Constant Prices** | | | | | | | | | | |
| Proved Producing | 10,984 | 1,144 | 62,260 | 9,237 | 912 | 48,159 | 314,302 | 217,735 | 190,446 | 170,075 |
| Proved Non-Producing | 509 | 30 | 7,615 | 461 | 25 | 6,478 | 20,494 | 11,589 | 9,220 | 7,535 |
| Proved Undeveloped | 291 | 380 | 17,207 | 242 | 315 | 13,466 | 36,366 | 18,512 | 14,507 | 11,757 |
| Total Proved | 11,784 | 1,554 | 87,082 | 9,940 | 1,252 | 68,103 | 371,162 | 247,836 | 214,173 | 189,367 |
| Probable Additional | 2,287 | 179 | 20,929 | 1,952 | 143 | 16,144 | 71,619 | 37,365 | 29,456 | 24,041 |
| Total Proved + Probable | 14,071 | 1,733 | 108,011 | 11,892 | 1,395 | 84,247 | 442,781 | 285,201 | 243,629 | 213,408 |
| 50% Reduction for Risk | (1,143) | (89) | (10,464) | (976) | (71) | (8,072) | (35,809) | (18,682) | (14,728) | (12,020) |
| Proved + Risked Probable | 12,928 | 1,644 | 97,547 | 10,916 | 1,324 | 76,175 | 406,972 | 266,519 | 228,901 | 201,388 |

Notes:

(1) "**Gross**" reserves are defined as the total remaining recoverable reserves owned by the Corporation before deduction of any royalties. "**Net**" reserves are defined as those accruing to the Corporation after all interests owned by others including crown and freehold royalties have been deducted.

(2) The reserve volumes and present worth values of the probable additional reserves in the Paddock Report have been reduced by 50% by Paddock to account for risk.

(3) "**Proved Reserves**" are defined as those reserves estimated as recoverable under current technology and existing economic conditions (anticipated economic conditions in the escalated price assumption case), from that portion of the reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated

to be economic and technically successful in the subject reservoir. The proved reserves are subdivided into the following groups, depending on the status of their development.

(a) **"Proved Producing Reserves"** are defined as those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable of production but is shut-in because its deliverability is not required to meet contract commitments.

(b) **"Proved Non-Producing Reserves"** are defined as those reserves that are not currently producing either due to lack of facilities and/or markets.

(c) **"Proved Undeveloped Reserves"** are defined as those reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. Reserves on undrilled acreage shall be limited to those drilling units off-setting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

(d) **"Probable Additional Reserves"** are defined as those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(4) The Paddock escalating price report makes certain assumptions regarding future increases in the prices of oil and gas and takes into account inflation with respect to future operating and capital costs. Prices were escalated at 2% per annum after 2016 and costs were escalated at 2% per annum from 2002.

The price of oil will be governed by supply and demand, and the degree to which the Organization of Petroleum Exporting Countries (**"OPEC"**) is able to limit supply will be a major determinant in establishing oil prices for the next ten years. The oil price forecast has been based upon a supply forecast which falls in between a fully competitive market and a market controlled by an effective OPEC production quota system. The product prices used in the escalating price evaluations are as follows:

*Oil Prices*

| Year | WTI at Cushing | CDN/US Exchange Rate | WTI at Cushing | Edmonton Ref Oil Price | ARTC Rate |
|---|---|---|---|---|---|
| | ($US/bbl) | | ($/bbl) | ($/bbl) | % |
| 2002 | 21.00 | 0.63 | 33.33 | 32.31 | 25.00 |
| 2003 | 21.50 | 0.64 | 33.59 | 32.55 | 25.00 |
| 2004 | 21.93 | 0.65 | 33.74 | 32.68 | 25.00 |
| 2005 | 22.37 | 0.65 | 34.41 | 33.33 | 25.00 |
| 2006 | 22.82 | 0.65 | 35.10 | 34.00 | 25.00 |
| 2007 | 23.27 | 0.65 | 35.80 | 34.68 | 25.00 |
| 2008 | 23.74 | 0.65 | 36.52 | 35.37 | 25.00 |
| 2009 | 24.21 | 0.65 | 37.25 | 36.08 | 25.00 |
| 2010 | 24.70 | 0.65 | 37.99 | 36.80 | 25.00 |
| 2011 | 25.19 | 0.65 | 38.75 | 37.54 | 25.00 |
| 2012 | 25.69 | 0.65 | 39.53 | 38.29 | 25.00 |
| 2013 | 26.21 | 0.65 | 40.32 | 39.05 | 25.00 |
| 2014 | 26.73 | 0.65 | 41.13 | 39.83 | 25.00 |
| 2015 | 27.27 | 0.65 | 41.95 | 40.63 | 25.00 |
| 2016 | 27.81 | 0.65 | 42.79 | 41.44 | 25.00 |

*Natural Gas Prices*

| Year | TCGSL | AECO C ALBERTA | ALBERTA 1 YEAR FIRM | SUMAS SPOT |
|---|---|---|---|---|
| | ($/MMBTU) | ($/MMBTU) | ($/MMBTU) | ($/MMBTU) |
| 2002 | 3.26 | 3.76 | 3.61 | 4.27 |
| 2003 | 3.84 | 4.30 | 4.14 | 4.83 |
| 2004 | 4.08 | 4.43 | 4.28 | 4.93 |
| 2005 | 4.23 | 4.50 | 4.33 | 4.96 |
| 2006 | 4.39 | 4.56 | 4.39 | 4.98 |
| 2007 | 4.48 | 4.65 | 4.48 | 5.04 |
| 2008 | 4.57 | 4.74 | 4.57 | 5.10 |
| 2009 | 4.66 | 4.84 | 4.66 | 5.20 |
| 2010 | 4.75 | 4.93 | 4.75 | 5.31 |
| 2011 | 4.85 | 5.03 | 4.85 | 5.41 |
| 2012 | 4.94 | 5.13 | 4.94 | 5.52 |
| 2013 | 5.04 | 5.23 | 5.04 | 5.63 |
| 2014 | 5.14 | 5.34 | 5.14 | 5.75 |
| 2015 | 5.25 | 5.45 | 5.25 | 5.86 |
| 2016 | 5.35 | 5.55 | 5.35 | 5.98 |

*NGL Prices*

| Year | PROPANE | BUTANE | ETHANE | SULPHER PLANTGATE |
|---|---|---|---|---|
| | ($/bbl) | ($/bbl) | ($/bbl) | ($/LT) |
| 2002 | 22.62 | 23.59 | 11.03 | 0.00 |
| 2003 | 21.16 | 22.14 | 12.87 | 5.00 |
| 2004 | 19.61 | 21.24 | 13.50 | 10.00 |
| 2005 | 20.00 | 21.67 | 13.89 | 15.00 |
| 2006 | 20.40 | 22.10 | 14.27 | 20.00 |
| 2007 | 20.81 | 22.54 | 14.55 | 20.40 |
| 2008 | 21.22 | 22.99 | 14.85 | 20.81 |
| 2009 | 21.65 | 23.45 | 15.14 | 21.22 |
| 2010 | 22.08 | 23.92 | 15.45 | 21.65 |
| 2011 | 22.52 | 24.40 | 15.75 | 22.08 |
| 2012 | 22.97 | 24.89 | 16.07 | 22.52 |
| 2013 | 23.43 | 25.38 | 16.39 | 22.97 |
| 2014 | 23.90 | 25.89 | 16.72 | 23.43 |
| 2015 | 24.38 | 26.41 | 17.05 | 23.90 |
| 2016 | 24.87 | 26.94 | 17.39 | 24.38 |

(5) Product prices in the constant price evaluations are as follows:

*Oil Prices*

| WTI AT Cushing | CDN/US Exchange Rate | WTI AT Cushing | Edmonton Ref Oil Price | ARTC Rate |
|---|---|---|---|---|
| ($US/bbl) | ($/bbl) | ($/bbl) | ($/bbl) | |
| 19.40 | 0.63 | 30.79 | 29.72 | 25% |

*Natural Gas Prices*

| ALBERTA AECO | TCGSL | Alberta 1 YEAR FIRM | SUMAS SPOT |
|---|---|---|---|
| ($/MMBTU) | ($/MMBTU) | ($/MMBTU) | ($/MMBTU) |
| 3.89 | 3.37 | 3.73 | 4.41 |

*NGL Prices*

| PROPANE | BUTANE | ETHANE | SULPHUR PLANTGATE |
|---|---|---|---|
| ($/bbl) | ($/bbl) | ($/bbl) | ($/LT) |
| 15.30 | 15.95 | 7.46 | 0.00 |

The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the effective date of the Paddock Report. In addition, operating and capital costs have not been increased on an inflationary basis and ARTC varies from a maximum of 75% of $2.0 million when the oil price is below $100 per $m^3$ to a minimum of 25% of $2.0 million when the oil price is above $210 per $m^3$.

(6) Paddock estimates the total capital costs net to Storm to achieve the estimated future net proved and probable production revenues set out in the Paddock Report, based on constant cost assumptions, to be $22.6 million, of which $15.2 million is estimated to be spent in 2002.

Storm anticipates that the capital costs will be financed through cash flow, equity and bank debt.

(7) Net production revenue is income derived from the sale of net reserves, less all capital costs, production taxes, and operating costs and before provision for income taxes and administrative overhead costs.

(8) The benefit from ARTC is included in the Paddock Report in accordance with the ARTC program currently in effect and is assumed to continue.

(9) Numbers may not add due to rounding.

## RECONCILIATION OF RESERVES

During the year ended December 31, 2001, Storm's gross total proved plus probable reserves, based on escalating price and cost assumptions (unrisked), increased by 31% from 25,896 mboe to 33,811 mboe.

The following table sets forth a reconciliation of Storm's gross total proved plus probable reserves (unrisked) as at December 31, 2001 based on escalating price and cost assumptions.

| | Petroleum and Natural Gas Reserves Reconciliation | | | | | |
|---|---|---|---|---|---|---|
| | Crude Oil & NGL (mstb) | | | Natural Gas (mmcf) | | |
| | Proved | Probable | Total | Proved | Probable | Total |
| December 31, 2000 | 11,768 | 2,293 | 14,061 | 60,476 | 10,533 | 71,009 |
| Additions during 2001 | 4,026 | 1,146 | 5,172 | 22,137 | 11,777 | 33,914 |
| Production | (2,336) | - | (2,336) | (8,263) | - | (8,263) |
| Revisions | (96) | (964) | (1,060) | 12,733 | (1,379) | 11,354 |
| Dispositions | (24) | (4) | (28) | - | - | - |
| December 31, 2001 | 13,338 | 2,471 | 15,809 | 87,083 | 20,931 | 108,014 |

## OIL AND GAS WELLS

As at December 31, 2001, the Corporation owned an interest in 117 (101.9 net) oil wells, of which 110 (96.8 net) are producing. Of the 76 (42 net) natural gas wells capable of production in which the Corporation owns an interest as at December 31, 2001, 69 (37.3 net) are producing and 7.0 (4.7 net) are shut-in.

The following table summarizes Storm's interests as at December 31, 2001 in oil and natural gas wells which are producing or which Storm considers to be capable of production but are shut-in.

| | Producing Wells | | | | Non-Producing Wells | | | |
|---|---|---|---|---|---|---|---|---|
| | Oil | | Natural Gas | | Oil | | Natural Gas | |
| | Gross[(1)] | Net[(2)] | Gross[(1)] | Net[(2)] | Gross[(1)] | Net[(2)] | Gross[(1)] | Net[(2)] |
| Red Earth | 102.0 | 89.3 | - | - | 7.0 | 5.1 | 1.0 | 0.3 |
| Pouce Coupe | - | - | 6.0 | 3.0 | - | - | 2.0 | 1.3 |
| Sylvan Lake and Medicine River | 8.0 | 7.5 | 10.0 | 4.4 | - | - | - | - |
| Cabin and Louise | - | - | 3.0 | 2.2 | - | - | 1.0 | 0.7 |
| Tommy Lakes | - | - | 49.0 | 26.7 | - | - | 1.0 | 0.5 |
| Other | - | - | 1.0 | 1.0 | - | - | 2.0 | 2.0 |
| Total | 110.0 | 96.8 | 69.0 | 37.3 | 7.0 | 5.1 | 7.0 | 4.7 |

Notes:

(1) "**Gross**" refers to all wells in which the Corporation has either a working interest or a royalty interest.

(2) "**Net**" refers to the aggregate of the percentage working interests of the Corporation in the gross wells, before the deduction of royalties.

## DRILLING ACTIVITY

The following table summarizes Storm's drilling results for the years ended December 31, 2001 and 2000.

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Gross | Net | Gross | Net |
| Oil | 23.00 | 19.70 | 23.00 | 20.77 |
| Natural Gas | 8.00 | 5.19 | 2.00 | 1.25 |
| Dry & Abandoned | 16.00 | 12.71 | 11.00 | 7.80 |
| Total | 47.00 | 37.60 | 36.00 | 29.82 |

Notes:

(1) "**Gross**" wells means the number of wells in which Storm owns a working or royalty interest.

(2) "**Net**" wells means the aggregate of the percentage interests of Storm in the gross wells before the deduction of any royalty interests.

## PRODUCTION HISTORY

The following table sets forth the average daily oil and natural gas production for the years ended December 31, 2001 and 2000.

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Oil and NGL | Natural Gas | Oil and NGL | Natural Gas |
| | (bbl/d) | (mcf/d) | (bbl/d) | (mcf/d) |
| Red Earth | 5,886 | - | 3,962 | - |
| Pouce Coupe | 28 | 2,958 | 53 | 3,569 |
| Sylvan Lake/Medicine River | 282 | 2,754 | 232 | 2,760 |
| Cabin/Kotcho | - | 6,474 | - | 1,084 |
| Tommy Lakes | 204 | 9,906 | 36 | 1,632 |
| Other | - | 548 | 15 | 341 |
| Total | 6,400 | 22,640 | 4,298 | 9,386 |

## OPERATIONS HISTORY

The following table shows the Corporation's average sales volumes, average netbacks received and net oil and gas capital expenditures incurred for each of the last eight fiscal quarters and the years then ended:

*Average Daily Sales*

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2001 | June 30, 2001 | Sept 30, 2001 | Dec 31, 2001 | Total |
| Natural gas (mmcf/d) | 18.9 | 24.6 | 23.3 | 23.7 | 22.6 |
| Light/medium crude oil (bbl/d) | 6,088 | 5,819 | 5,927 | 6,397 | 6,058 |
| Heavy crude oil (bbl/d) | - | - | - | - | - |
| Total crude oil (bbl/d) | 6,088 | 5,819 | 5,927 | 6,397 | 6,058 |
| NGL (bbl/d) | 328 | 348 | 334 | 357 | 342 |
| Total liquids (bbl/d) | 6,416 | 6,167 | 6,261 | 6,754 | 6,400 |

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2000 | June 30, 2000 | Sept 30, 2000 | Dec 31, 2000 | Total |
| Natural gas (mmcf/d) | 6.9 | 8.4 | 7.7 | 14.5 | 9.4 |
| Light/medium crude oil (bbl/d) | 2,881 | 3,778 | 5,056 | 4,609 | 4,085 |
| Heavy crude oil (bbl/d) | - | - | - | - | - |
| Total crude oil (bbl/d) | 2,881 | 3,778 | 5,056 | 4,609 | 4,085 |
| NGL (bbl/d) | 143 | 153 | 217 | 337 | 213 |
| Total liquids (bbl/d) | 3,024 | 3,931 | 5,273 | 4,946 | 4,298 |

*Natural Gas Netbacks ($ per mcf)*

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2001 | June 30, 2001 | Sept 30, 2001 | Dec 31, 2001 | Total |
| Sales revenue | $11.04 | $6.66 | $2.74 | $2.97 | $5.57 |
| Hedging gain (loss) | (2.24) | (0.07) | 0.70 | 0.59 | (0.14) |
| Royalties | (2.71) | (1.71) | (0.57) | (0.59) | (1.32) |
| Operating costs | (0.64) | (0.71) | (0.36) | (0.48) | (0.55) |
| Netback | $5.45 | $4.17 | $2.51 | $2.49 | $3.56 |

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2000 | June 30, 2000 | Sept 30, 2000 | Dec 31, 2000 | Total |
| Sales revenue | $2.90 | $4.07 | $5.21 | $12.21 | $7.26 |
| Hedging loss | - | - | - | (2.02) | (0.79) |
| Royalties | (0.72) | (1.07) | (1.28) | (3.00) | (1.80) |
| Operating costs | (0.41) | (0.37) | (0.43) | (0.82) | (0.56) |
| Netback | $1.77 | $2.63 | $3.50 | $6.37 | $4.11 |

*Crude Oil and NGL Netbacks ($ per bbl)*

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2001 | June 30, 2001 | Sept 30, 2001 | Dec 31, 2001 | Total |
| Sales revenue | $42.42 | $41.24 | $39.04 | $29.68 | $37.91 |
| Hedging gain (loss) | - | - | (0.18) | 1.16 | 0.26 |
| Royalties | (11.84) | (11.94) | (10.95) | (8.24) | (10.69) |
| Operating costs | (4.37) | (4.45) | (3.96) | (4.17) | (4.24) |
| Netback | $26.21 | $24.85 | $23.95 | $18.43 | $23.24 |
| Crude oil prices | | | | | |
| Light/medium crude oil | $42.33 | $41.37 | $39.59 | $30.17 | $38.19 |
| Heavy crude oil | - | - | - | - | - |
| NGL prices | $43.97 | $39.10 | $29.31 | $20.83 | $33.04 |

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2000 | June 30, 2000 | Sept 30, 2000 | Dec 31, 2000 | Total |
| Sales revenue | $40.22 | $41.61 | $45.07 | $47.51 | $44.14 |
| Hedging loss | (1.80) | (1.55) | (1.98) | (2.48) | (2.00) |
| Royalties | (10.55) | (12.12) | (13.37) | (13.35) | (12.59) |
| Operating costs | (4.26) | (4.30) | (4.40) | (5.11) | (4.56) |
| Netback | $23.61 | $23.64 | $25.32 | $26.57 | $24.99 |
| Crude oil prices | | | | | |
| Light/medium crude oil | $40.59 | $41.90 | $45.30 | $47.76 | $44.39 |
| Heavy crude oil | - | - | - | - | - |
| NGL prices | $32.60 | $34.50 | $39.69 | $44.02 | $39.31 |

*Net Oil and Gas Capital Expenditures ($ millions)*

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2001 | June 30, 2001 | Sept 30, 2001 | Dec 31, 2001 | Total |
| Exploration and land | $12.5 | $3.3 | $10.0 | $11.9 | $37.6 |
| Development | 15.8 | 3.6 | 2.5 | 6.6 | 28.6 |
| Property acquisitions, net of dispositions | (1.1) | - | 0.5 | - | (0.6) |
| Other | - | - | - | 0.1 | 0.1 |
| | $27.2 | $6.9 | $13.0 | $18.6 | $65.7 |

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2000 | June 30, 2000 | Sept 30, 2000 | Dec 31, 2000 | Total |
| Exploration and land | $6.0 | $7.2 | $6.3 | $15.2 | $34.8 |
| Development | 4.5 | 2.8 | 3.1 | 4.4 | 14.8 |
| Property acquisitions, net of dispositions | (2.2) | 20.4 | 4.7 | 28.1 | 51.0 |
| Other | 0.1 | 0.1 | 0.5 | 0.1 | 0.8 |
| | $8.4 | $30.5 | $14.6 | $47.8 | $101.4 |

## FUTURE COMMITMENTS

Contracts outstanding in respect of hedging transactions are as follows:

| Exposure | Volume Hedged | Pricing | Term |
|---|---|---|---|
| Gas | 9,000 Gigajoules/d | Floor @ $2.75/GJ | Apr. 1, 2002 - Oct. 31, 2002 |
| | 12,755 Gigajoules/d | Cap @ $5.15/GJ | Nov. 1, 2002 - Mar. 31, 2003 |
| | 7,000 MMBtu/d | Floor @ $US 3.50/MMBtu<br>Cap @ $US 5.10/MMBtu | Nov. 1, 2001 - Oct. 31, 2002 |
| Oil | 1,000 Bbls/d | $37.63/Bbl | Jan. 1, 2002 - Dec. 31, 2002 |
| Foreign Exchange | | $US/$Cdn Exchange @ $1.4724 | $US 735,000/month<br>Nov. 1, 2001 - Oct. 31, 2002 |

## MANAGEMENT OF STORM

The name, municipality of residence and principal occupation of the directors and senior officers of Storm are as follows:

| Name and Municipality of Residence | Positions Held | Principal Occupation |
|---|---|---|
| Matthew J. Brister[(2)]<br>Calgary, Alberta | President, Chief Executive Officer and Director | President of the Corporation |
| P. Grant Wierzba<br>Calgary, Alberta | Vice President, Operations, Chief Operating Officer and Director | Vice President, Operations of the Corporation |
| Stuart G. Clark<br>Calgary, Alberta | Executive Director and Director | Executive Director of the Corporation |
| Donald G. McLean<br>Calgary, Alberta | Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary | Vice President, Finance and Administration of the Corporation |

| Name and Municipality of Residence | Positions Held | Principal Occupation |
|---|---|---|
| Harry Ediger<br>Calgary, Alberta | Vice President, Land | Vice President, Land of the Corporation |
| Thomas N. Lindskog<br>Bragg Creek, Alberta | Vice President, Exploration | Vice President, Exploration of the Corporation |
| Brian Lavergne<br>Calgary, Alberta | Vice President, Production | Vice President, Production of the Corporation |
| John A. Brussa(2)<br>Calgary, Alberta | Director | Barrister & Solicitor<br>Burnet, Duckworth & Palmer LLP<br>Barristers and Solicitors |
| J. Keith Farries(1)(2)<br>Calgary, Alberta | Director and Chairman of the Board | President of Farries Engineering (1977) Ltd. |
| D. Keith MacDonald(1)<br>Calgary, Alberta | Director | President of Monolith Oil Corp. |
| Gregory G. Turnbull(1)<br>Calgary, Alberta | Director | Barrister & Solicitor<br>Donahue LLP<br>Barristers and Solicitors |

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) The following individuals were either first elected or appointed directors of Storm on the following dates: Messrs. Brister, Clark, Wierzba and Turnbull (November 10, 1998), Mr. Brussa (June 11, 1997), Mr. MacDonald (March 24, 1994) and Mr. Farries (September 19, 1997).

(4) All of the directors were re-elected at the annual and special meeting of holders of Common Shares held on May 15, 2002. The directors will hold office until the next annual meeting of holders of Common Shares or until their successor is duly elected or appointed, unless their office is earlier vacated in accordance with the Corporation's By-laws.

The background of each of the directors and officers of the Corporation and their principal occupations for the past five years are as follows:

## Matthew J. Brister, President, Chief Executive Officer and Director

Mr. Brister has a Bachelor of Science in Geology from the University of Calgary and is a registered Professional Geologist in the Province of Alberta. Mr. Brister has been the President and Chief Executive Officer of the Corporation since November, 1998. From May, 1987 to July, 1998, Mr. Brister was employed by Pinnacle Resources Ltd. ("**Pinnacle**") in positions of increasing responsibility and from January, 1994 to July, 1998 was President and Chief Executive Officer thereof. Pinnacle was a publicly traded oil and gas company listed on the TSX and the Montreal Exchange prior to its acquisition by Renaissance Energy Ltd. in July, 1998. Mr. Brister was a director of Pinnacle from May, 1989 to July, 1998. Mr. Brister has been a director of Saddle Resources Inc., a private oil and gas company, since January, 1996. In October, 1998, Saddle Resources Inc. completed a reverse take-over of Netalco Corporation, a publicly traded oil and gas company listed on the Venture Exchange. Mr. Brister was appointed a director of Netalco in October, 1998. Mr. Brister was a director of Westrex Energy Corp., a publicly traded oil and gas company listed on The Alberta Stock Exchange, from March, 1992 to September, 1993.

**Stuart G. Clark, Executive Director, Corporate Secretary and Director**

Mr. Clark has a Bachelor of Commerce (Honours) from the University of Manitoba. Mr. Clark has been the Vice President, Finance and Chief Financial Officer of the Corporation from November, 1998 to November 8, 2001 when he assumed the office of Executive Director. From January, 1986 to July, 1998, Mr. Clark was employed by Pinnacle in positions of increasing responsibility, the last being Executive Vice President and Chief Financial Officer thereof. Mr. Clark was a director of Pinnacle from January, 1986 to July, 1998 and a director of Quadron Resources Ltd., a publicly traded oil and gas company which was listed on the TSX prior to its acquisition by HCO Energy Ltd. in June, 1995, from April, 1989 to May, 1994. Mr. Clark was a director of Avid Oil and Gas Ltd., a publicly traded oil and gas company which was listed on the TSX and the TSX Venture Exchange prior to its acquisition by Husky Energy Ltd. in July, 2001.

**Donald G. McLean, Vice President, Finance, Chief Financial Officer**

Mr. McLean joined Storm in September, 2001 and was appointed Chief Financial Officer in November, 2001 in succession to Mr. Stuart G. Clark, Executive Director of the Corporation. Mr. McLean is a member of the Institute of Chartered Accountants of Alberta. Mr. McLean was a director of Pinnacle Resources Ltd. from 1991 to 1998. From 1991 to 2001, Mr. McLean was Chief Financial Officer and director of a number of public and private companies. Prior to 1991, Mr. McLean was a partner of Deloitte & Touche, an accounting firm. He is currently a director of Enhance Systems Inc., a private consulting firm.

**P. Grant Wierzba, Vice President, Operations, Chief Operating Officer and Director**

Mr. Wierzba has a Bachelor of Science in Engineering from the University of Alberta and is a registered Professional Engineer in the Province of Alberta. Mr. Wierzba has been Vice President Operations and Chief Operating Officer of the Corporation since November, 1998. From March, 1996 to July, 1998, Mr. Wierzba was employed by Pinnacle in positions of increasing responsibility, the last being Senior Vice President and Chief Operating Officer thereof. From September, 1980 to February, 1996, Mr. Wierzba was employed by Renaissance Energy Ltd. in positions of increasing responsibility and at the time of his departure was Senior Vice President, Operations. Mr. Wierzba was a director of Pinnacle from March, 1996 to July, 1998.

**Harry Ediger, Vice President, Land**

Mr. Ediger has a Bachelor of Arts in Economics from the University of Western Ontario, a Bachelor of Commerce (Honours) from the University of Windsor and is a member of the Canadian Association of Petroleum Landmen. From August, 1987 to March, 1997, Mr. Ediger was employed by Cimarron Petroleum Ltd. in positions of increasing responsibility and from November, 1994 until March, 1997, held the position of Vice President, Land. Cimarron Petroleum Ltd. was a publicly traded oil and gas company which was listed on the TSX prior to its acquisition by Newport Petroleum Corporation in March, 1997. From April, 1997 to May, 1999, Mr. Ediger was a self-employed consultant. Since May, 1999, Mr. Ediger has been Vice President, Land of the Corporation. Mr. Ediger was a co-founder of Moxie Petroleum Ltd., a publicly traded oil and gas company which was listed on the Venture Exchange prior to its plan of arrangement with Richland Petroleum Corporation in December, 1999.

**Thomas N. Lindskog, Vice President, Exploration**

Mr. Lindskog has a Bachelor of Science in Geology from the University of Calgary, a Bachelor of Science in Zoology from the University of Michigan, is a registered Professional Geologist in the Province of Alberta and is a member of the Canadian Society of Petroleum Geologists. Mr. Lindskog has been the Vice President, Exploration of the Corporation since November, 1998. From October, 1989 to July, 1998, Mr. Lindskog was employed by Pinnacle in positions of increasing responsibility, the last being Vice President, Exploration.

**Brian Lavergne, Vice President, Production**

Mr. Lavergne has a Bachelor of Science in Mechanical Engineering from the University of Alberta (1989) and is a registered Professional Engineer in the Province of Alberta. From February, 1994 to December, 1998, Mr. Lavergne was employed by Renaissance Energy Ltd. in positions of increasing responsibility including Exploration Manager and Operations District Manager.

**John A. Brussa, Director**

Mr. Brussa has been a partner of Burnet, Duckworth & Palmer LLP since 1987 and is presently the head of its Tax Department. Mr. Brussa received his Bachelor of Laws Degree from the University of Windsor in 1981 and currently serves as a director of a number of publicly listed resource corporations, a mutual fund trust, an investment dealer and several non-profit or charitable organizations.

**J. Keith Farries, Director and Chairman of the Board**

Mr. Farries is a Professional Engineer with over 40 years experience in the oil and gas industry. Mr. Farries served with Amoco Canada for 10 years (1955 - 1965) where he held positions of increasing responsibility including overseeing all engineering operations in Canada and Alaska. Mr. Farries is currently the President of Farries Engineering (1977) Ltd., a petroleum engineering consulting firm engaged in reservoir engineering, economic evaluations, oil and gas property management, and the design and supervision of drilling, completion and production operations. From June, 1997 to June, 1999, Mr. Farries was a director of Newquest Energy Inc., a publicly-traded oil and gas company which was listed on the TSX.

**D. Keith MacDonald, Director**

Mr. MacDonald has a Bachelor of Science (Honours) (Magna Cum Laude) in Geology from McMaster University, is a registered Professional Geologist in the Province of Alberta and is a member of the Canadian Society of Petroleum Geologists. Mr. MacDonald is currently the President of Monolith Oil Corp., a private company which is involved in oil and natural gas exploration and production. From September, 1997 to September, 2000, Mr. MacDonald was President of Stream Petroleum Inc., a consulting services company. Mr. MacDonald was the President and Chief Executive Officer of Storm from March, 1994 to August, 1997. From July, 1984 to February, 1994, Mr. MacDonald worked for Morrison Petroleums Ltd. where he held positions of increasing responsibility including Exploration Manager and Vice President, Exploration.

**Gregory G. Turnbull, Director**

Since September 4, 2001, Mr. Turnbull has been a partner with the legal firm of Donahue LLP. Prior thereto, Mr. Turnbull was a partner of Gowling Lafleur Henderson LLP and its predecessor law firms for over ten years. During this time, Mr. Turnbull has been the Corporate Secretary or Assistant Corporate Secretary of the following public companies: Baytex Energy Ltd., Barrington Petroleum Ltd., Hawk Oil Inc., Kensington Energy Ltd., Lexxor Energy Inc., Newquest Energy Inc., Mannville Oil & Gas Ltd., Petrostar Petroleums Inc., Pinnacle Resources Ltd., Quadron Resources Ltd., Quintex Energy Ltd., ResoQuest Resources Ltd., Tri-Ex Oil & Gas Ltd., Trigas Exploration Ltd., Twin Energy Ltd. and Westward Energy Ltd. From March, 1994 to December, 1997, Mr. Turnbull was a director of Tri-Ex Oil & Gas Ltd., a publicly-traded oil and gas company which was listed on the TSE prior to its acquisition by Real Resources Inc. in December, 1997. Mr. Turnbull is a director of Heritage Oil Corporation, Seventh Energy Ltd., Spire Energy Ltd., and Storm Energy Ltd., all publicly-traded oil and gas companies listed on the TSE and Crescent Point Energy Ltd., a publicly traded oil and gas company listed on the Venture Exchange.

As at March 15, 2002, the directors and senior officers of Storm, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 7,230,502 Common Shares constituting approximately 26% of the issued and outstanding Common Shares.

## PERSONNEL

As at December 31, 2001, Storm had 30 employees and consultants at its head office in Calgary, Alberta, and 17 field employees operating Storm's oil and natural gas facilities at Red Earth, Northeast British Columbia and at certain minor properties.

## DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, First Preferred Shares, Second Preferred Shares and Third Preferred Shares of the Corporation. No First Preferred Shares, Second Preferred Shares or Third Preferred Shares are presently issued and outstanding.

### Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares. The Common Shares rank junior to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of the Corporation, to receive dividends if, as and when declared by the Board and to receive pro rata the remaining property and assets of the Corporation upon its dissolution or winding-up, subject to the rights of shares having priority over the Common Shares.

### Preferred Shares

The First Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the Board may from time to time determine. The First Preferred Shares shall rank senior to the Second Preferred Shares, the Third Preferred Shares and the Common Shares with respect to the payment of dividends or the distribution of assets or return of capital of the Corporation in the event of a dissolution, liquidation or winding up of the Corporation. Holders of First Preferred Shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of the Corporation. No First Preferred Shares are presently issued and outstanding.

The Second Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the Board may from time to time determine. The Second Preferred Shares shall rank junior to the First Preferred Shares and senior to the Third Preferred Shares and the Common Shares with respect to the payment of dividends or the distribution of assets or return of capital of the Corporation in the event of a dissolution, liquidation or winding up of the Corporation. Holders of Second Preferred Shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of the Corporation. No Second Preferred Shares are presently issued and outstanding.

The Third Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the Board may from time to time determine. The Third Preferred Shares shall rank junior to the First Preferred Shares and Second Preferred Shares and senior to the Common Shares with respect to the payment of dividends or the distribution of assets or return of capital of the Corporation in the event of a dissolution, liquidation or winding up of the Corporation. Holders of Third Preferred Shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of the Corporation. No Third Preferred Shares are presently issued and outstanding.

**Dividend Policy**

The Corporation has not declared or paid any dividends on its Common Shares since its incorporation. Any decision to pay dividends on the Common Shares will be made by the Board on the basis of the Corporation's earnings, financial requirements and other conditions existing at such future time.

In the fiscal year ended March 31, 1996, SEC, a predecessor company of the Corporation, paid dividends of $229,000 on its Class D Shares ($500 per share) to officers and employees in lieu of salaries.

**Price Range and Trading Volume**

The Common Shares have been listed and posted for trading under the trading symbol "SME" on the TSX since April 19, 1999. The Common Shares were listed and posted for trading on the Canadian Venture Exchange, now the TSX Venture Exchange (the "**Venture Exchange**") from October 1, 1997 to January, 2000, when they were voluntarily delisted from such exchange. The following table sets forth the reported high and low sale prices (which are not necessarily the closing prices) and the trading volumes (rounded to the nearest 100) for the Common Shares on the TSX and the Venture Exchange, as the case may be, for the periods indicated as reported by sources the Corporation believes to be reliable. All trading data after the second quarter of 1999 reflects trading on the TSX only. Trading for all of 1998 and the first quarter of 1999 reflects trading on the Alberta Stock Exchange, now the Venture Exchange. The trading prices and volumes for periods prior to March 23, 1999 have been adjusted to give effect to the five for one share consolidation that was effective March 23, 1999.

| Period | Price Range ($) | | Trading Volume |
|---|---|---|---|
| | High | Low | |
| **1998** | | | |
| First Quarter | 3.25 | 2.50 | 271,300 |
| Second Quarter | 3.25 | 1.30 | 152,800 |
| Third Quarter | 1.75 | 1.00 | 187,600 |
| Fourth Quarter | 2.85 | 1.00 | 1,422,500 |
| **1999** | | | |
| First Quarter | 2.40 | 1.40 | 1,526,900 |
| Second Quarter | 2.50 | 1.55 | 3,456,900 |
| Third Quarter | 3.00 | 1.95 | 4,983,700 |
| Fourth Quarter | 3.00 | 1.85 | 4,517,600 |
| **2000** | | | |
| First Quarter | 3.50 | 2.35 | 4,569,200 |
| Second Quarter | 6.20 | 3.15 | 3,345,500 |
| Third Quarter | 6.15 | 5.05 | 3,310,400 |
| Fourth Quarter | 5.95 | 5.00 | 1,362,700 |
| **2001** | | | |
| First Quarter | 9.00 | 5.70 | 5,548,300 |
| Second Quarter | 12.00 | 8.35 | 5,564,500 |
| Third Quarter | 9.85 | 7.55 | 1,529,300 |
| Fourth Quarter | 10.75 | 7.60 | 5,067,700 |
| **2002** | | | |
| First Quarter | 14.25 | 9.35 | 5,976,700 |

On December 31, 2001, the closing price of the Common Shares on the TSX was $9.50. On May 15, 2002, the closing price of the Common Shares on the TSX was $13.50.

**Normal Course Issuer Bid**

On December 15, 2000, the Corporation implemented a normal course issuer bid to purchase in the period to December 19, 2001 up to 5% of its issued and outstanding Common Shares. A total of

292,000 Common Shares for a total cash consideration of $1,661,365 were purchased under this arrangement. The normal course issuer bid was reviewed for the period ending December 19, 2002.

## Stock Options

Effective with the report to the shareholders for the quarter ended March 31, 2002, the Corporation has adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to footnote disclosure of the impact on compensation costs and retained earnings of the fair value of stock compensation plans.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the information under the heading "Management's Discussion and Analysis" contained on pages 20 through 32 of Storm's annual report for the year ended December 31, 2001, which information is incorporated herein by reference.

Some of the statements in, and incorporated by reference in, this Annual Information Form that are not historical facts may be considered "forward looking statements". These forward looking statements sometimes include words to the effect that the Corporation or management believes or expects a stated condition or result. All estimates and all statements that describe the Corporation's objectives, goals, or future plans are forward looking statements. Since forward looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated in such statements due to any number of factors, including variables such as new information regarding recoverable reserves on the Corporation's properties, changes in the demand for, and the commodity prices of, oil and natural gas, legislative, environmental, regulatory and political changes, competition in areas where the Corporation operates and other factors discussed in this Annual Information Form. See "Risk Factors".

The Corporation's preliminary capital expenditure budget for 2002 anticipates the expenditure of $40.4 million which will be funded from cash flow which is budgeted to amount to approximately $78.2 million. Capital programs will thus amount to 52% of cash flow. Cash flow in excess of capital expenditures will be applied to reduce the Corporation's bank line, which by year end, assuming no additional capital programs are implemented, will be less than $30 million. The Corporation's current bank line amounts to $90 million drawn from a borrowing base of $145 million.

Due to the nature of oil and natural gas acquisition, exploration and development, budgets are regularly reviewed with respect to both the success of the expenditures and other opportunities which become available to the Corporation. Accordingly, while it is currently intended that the capital expenditure program will reflect the amount set forth above, actual expenditures may in fact differ.

## SELECTED FINANCIAL INFORMATION

## Summary of Operating Results

The following table sets forth selected financial information of the Corporation for the four years ended December 31, 2001.

| (M$, except per share amounts) | Year Ended December 31 | | | |
|---|---|---|---|---|
| | 2001 | 2000[1] | 1999[1] | 1998 |
| Revenue before royalties | 134,588 | 94,381 | 24,643 | 13,022 |
| Cash flow from operations | 77,707 | 48,999 | 13,813 | 4,613 |
| Basic cash flow per share[2] | 2.81 | 2.08 | 0.64 | 0.33 |
| Diluted cash flow per share[3][7] | 2.72 | 2.05 | 0.51 | 0.31 |
| Net income (loss) for year[4][5] | 32,142 | 18,339 | 4,513 | (4,989) |
| Basic income (loss) per share[2][5] | 1.16 | 0.78 | 0.21 | (0.35) |
| Diluted income (loss) per share[3][5][6][7] | 1.13 | 0.77 | 0.16 | (0.35) |
| Total assets[5] | 207,882 | 173,955 | 72,975 | 38,925 |
| Long term debt | 55,009 | 71,763 | 32,314 | 9,600 |

Notes:

(1) The financial results from year to year were affected by various acquisitions of oil and gas assets by the Corporation. See "Business of the Corporation".

(2) Calculated using the weighted average number of Common Shares outstanding.

(3) Assumes exercise of employee and other stock options and all other convertible securities in accordance with the treasury stock method.

(4) The net loss in 1998 resulted from a ceiling test writedown which reduced the carrying value of Storm's petroleum and natural gas properties by $11.2 million during the nine month period ended September 30, 1998.

(5) Restated due to the adoption of the liability method of income tax allocation on January 1, 2000.

(6) Fully diluted income (loss) per share was anti-dilutive in 1998.

(7) Restated due to the adoption of the treasury stock method to determine the dilutive effect of stock options, effective January 1, 2001.

## Quarterly Information

The following table sets forth selected financial information of the Corporation for each financial quarter of the Corporation during the years ended December 31, 2001 and December 31, 2000.

| | | Three Months Ended ($thousands except for per share amounts) | | | |
|---|---|---|---|---|---|
| | | Mar 31, 2001 | June 30, 2001 | Sept 30, 2001 | Dec 31, 2001 |
| Production income | | 43,233 | 38,049 | 28,379 | 24,927 |
| Cash Flow from Operations | | 22,987 | 21,730 | 17,752 | 15,238 |
| Per share | - basic | 0.84 | 0.78 | 0.64 | 0.55 |
| | - diluted | 0.81 | 0.75 | 0.62 | 0.55 |
| Net Income | | 9,256 | 9,486 | 6,130 | 7,270 |
| Per share | - basic | 0.34 | 0.34 | 0.22 | 0.26 |
| | - diluted | 0.32 | 0.34 | 0.21 | 0.26 |

| | Three Months Ended ($thousands except for per share amounts) | | | |
|---|---|---|---|---|
| | Mar 31, 2000 | June 30, 2000 | Sept 30, 2000 | Dec 31, 2000 |
| Production Income | 12,890 | 17,984 | 25,552 | 37,954 |
| Cash Flow from Operations | 7,133 | 9,418 | 13,605 | 18,843 |
| Per share - basic | 0.33 | 0.42 | 0.60 | 0.70 |
| - diluted | 0.27 | 0.36 | 0.57 | 0.69 |
| Net Income | 2,350 | 3,536 | 5,158 | 7,295 |
| Per share - basic | 0.11 | 0.16 | 0.23 | 0.27 |
| - diluted | 0.09 | 0.14 | 0.22 | 0.27 |

## INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulation governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, Saskatchewan and British Columbia, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Storm in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Storm is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

### Pricing and Marketing - Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 $m^3$/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such licence requires the approval of the Governor in Council.

The governments of British Columbia, Alberta and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The lack of firm pipeline capacity continues to limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the prorationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

## The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - U.S. Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

## Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("**ARTC**") program. The ARTC rate is based on a price sensitive formula and varies between 75% at prices at and below \$100 per $m^3$ and 25% at prices at and above \$210 per $m^3$. The ARTC rate will be applied to a maximum of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

In 1998 and 1999, the Alberta government conducted a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than \$10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Storm from being eligible for the ARTC program.

Crude oil and natural gas royalty holidays for specific wells and royalty reduction reduce the amount of Crown royalties paid by the Corporation to the provincial governments. In general, the ARTC provides a rebate on Alberta Crown royalties paid.

## Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

## Environmental Regulation

The oil and gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (the "**EPEA**"). The EPEA imposes strict environmental standards, requires stringent compliance, reporting and monitoring obligations and significant penalties for non-compliance. The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will take such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. The Corporation believes that it is in material compliance with applicable environmental laws and regulations. The Corporation also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

## RISK FACTORS

An investment in Storm should be considered speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas and due to its current stage of development. Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

The petroleum industry is competitive in all its phases. Storm competes with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. Storm's competitors include oil companies which have greater financial resources, staff and facilities than those of Storm. Storm's ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

The marketability of oil and natural gas acquired or discovered are affected by numerous factors beyond the control of Storm. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation. Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. See

"Industry Conditions". Storm's oil and natural gas operations may also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, changing government regulations may have a material adverse affect on the Corporation. See "Industry Conditions - Environmental Regulation".

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Storm's net production revenue and overall value and could result in ceiling test write-downs. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Storm's reserves. Storm might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Storm's net production revenue causing a reduction in its oil and gas exploration and development activities. In addition, bank borrowings available to the Corporation are in part determined by the borrowing base of the Corporation. A sustained material decline in prices from historical average prices could further reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation and possibly require that a portion of the Corporation's bank debt be repaid.

The Corporation uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from the Corporation's proved oil and natural gas reserves, those excess costs would be required to be charged to operations. The Corporation has experienced ceiling test write-downs in the past and may experience additional ceiling test write-downs in the future.

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases.

From time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although Storm maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Storm could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent Storm is not the operator of its oil and gas properties, Storm will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Storm which could result in a reduction of the revenue received by Storm.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of the Corporation. The reserve and cash flow information set forth in this Annual Information Form represent estimates only. The reserves and estimated future net cash flow from the Corporation's properties have been independently evaluated effective December 31, 2001 by Paddock. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional financing which may not be available or, if available, may not be available on favourable terms.

Certain directors of Storm are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Storm's success depends in large measure on certain key personnel including Matthew J. Brister, Stuart G. Clark, Donald G. McLean, P. Grant Wierzba, Harry Ediger, Thomas N. Lindskog and Brian Lavergne. The loss of the services of such key personnel could have a material adverse effect on Storm. Storm does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Storm will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

## ADDITIONAL INFORMATION

Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Management Proxy Circular of the Corporation prepared for the annual and special meeting of shareholders of the Corporation, which was held on May 15, 2002. Additional financial information is provided in the Corporation's financial statements for the year ended December 31, 2001, which are contained in the Annual Report of the Corporation for the year ended December 31, 2001

Upon request the Corporation will provide to any person:

1. One copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form;

2. One copy of the Corporation's audited financial statements contained in the Annual Report for the year ended December 31, 2001, together with the report of the auditors thereon, and one copy of any of the Corporation's interim financial statements subsequent to such audited financial statements; and

3. One copy of the Corporation's Management Proxy Circular prepared for the annual and special meeting of the shareholders of the Corporation, which was held on May 15,2002.

Copies of these documents may be obtained (in some cases upon payment of a reasonable charge) by submitting a request to the Corporation by telephone (403-264-3959), by fax (403-266-6209) or by mail to Storm Energy Inc., Suite 3300, 205 - 5th Avenue SW, Calgary, Alberta, T2P 2V7, Attention: Vice President, Finance. Copies of these documents may also be accessible on the Internet at the Corporation's website at www.stormenergy.com.

c4411
r f BC-Storm-Energy-Webcast 05-10 0226
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Storm Energy Inc: First Quarter 2002 results conference call and webcast, Friday May 17, 2002 at 11:00am (EDT) 9:00 (MDT)

CALGARY, May 10 /CNW/ - Storm Energy Inc (TSE: SME) a Calgary based junior oil and natural gas exploration and production company will hold a conference call and webcast to discuss its first quarter financial results on Friday May 17, 2002 at 11:00am (Eastern) 9:00am (Mountain). The news release announcing the results will be distributed after market close Wednesday, May 15, 2002.

The conference call will be chaired by Matthew Brister, President of Storm Energy Inc; Donald McLean, Chief Financial Officer will also take part.

To participate in the conference call please call 1-888-881-4892. Please call 10 minutes prior to the start of the conference call. In addition, a live webcast (listen only mode) will be available at http://www.newswire.ca/webcast/pages/StormEnergy20020517/

An archive of the webcast will be available on Storm's website (http://www.stormenergy.com/) and through the webcast archives (www.newswire.ca).

Storm Energy Inc is headquartered in Calgary, Alberta and is active in southern and north central Alberta and in north eastern British Columbia. Storm has a total capitalization of approximately $450 million and current production of 13,000 barrels of oil equivalent.

%SEDAR: 00004970E

-0- 05/10/2002

/For further information: Donald McLean at (403) 781-5345 or donm(at)stormenergy.com/

(SME.)

CO: Storm Energy Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 15:53e 10-MAY-02

c6172
r f BC-Storm-Q1-results 05-15 4767
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Storm Energy Inc (SME - TSE) Announces Results for Quarter ended March 31, 2002

CALGARY, May 15 /CNW/ -

| Three months ended March 31 | 2002 | 2001 | % Change |
|---|---|---|---|
| FINANCIAL ($000s, except where noted) | | | |
| Production income | $ 27,108 | $ 43,233 | -37.3% |
| Hedge gain (loss) | 1,316 | (3,799) | - |
| Other income | 539 | 225 | 139.6% |
| Cash flow from operations | $ 17,817 | $ 22,987 | -22.5% |
| Per share - basic | 0.64 | 0.84 | -23.8% |
| Per share - diluted | 0.62 | 0.81 | -23.5% |
| Net income | $ 6,793 | $ 9,256 | -26.6% |
| Per share - basic | 0.24 | 0.34 | -29.4% |
| Per share - diluted | 0.24 | 0.32 | -25.0% |
| Capital expenditures, net | $ 27,001 | $ 27,206 | -0.8% |
| Total assets | $ 244,900 | $ 192,466 | 27.2% |
| Indebtedness | $ 74,967 | $ 82,677 | -9.3% |
| Shareholders' equity | $ 98,056 | $ 67,652 | 44.9% |
| Return on average capital employed | 16% | 26% | -38.5% |
| Return on average equity | 29% | 59% | -50.8% |
| Weighted average common shares outstanding ('000) | | | |
| Basic | 27,826 | 27,517 | 1.1% |
| Diluted | 28,901 | 29,269 | -1.3% |
| OPERATIONS - (Boe conversion 6:1) | | | |
| Production | | | |
| Natural gas (mcf/day) | 30,508 | 18,861 | 61.8% |
| Oil and liquids (bbls/day) | 6,727 | 6,416 | 4.8% |
| Total oil equivalent (Boe/day) | 11,811 | 9,559 | 23.6% |
| Product prices | | | |
| Oil and liquids - before hedging ($/bbl) | $ 31.85 | $ 42.42 | -24.9% |
| Oil and liquids - after hedging ($/bbl) | $ 32.31 | n/a | n/a |
| WTI average ($US per barrel) | $ 21.64 | $ 28.69 | -24.6% |
| Natural gas - before hedging ($/mcf) | $ 2.85 | $ 11.04 | -74.2% |
| Natural gas - after hedging ($/mcf) | $ 3.23 | $ 8.80 | -63.3% |

| | | | |
|---|---|---|---|
| Wells drilled | | | |
| Gross | 24 | 17 | 41% |
| Net | 16 | 12.7 | 26% |
| Success rate | 74% | 65% | 14% |

REPORT TO SHAREHOLDERS

Activity
--------

The first quarter of 2002 was the most active quarter in the Company's history. A total of 24 wells were drilled, of which 18 wells are currently producing. A further 10 wells were recompleted. The result was an increase in average barrel of oil equivalent production ("Boe") production for the quarter of 24% over the first quarter of 2001 and of 10% over the final quarter of 2001. New production brought on stream resulted in natural gas increasing as a percentage of average production for the quarter to 43% from 33% in the same quarter of 2001.

At Red Earth, the Company's crude oil production area in north central Alberta, nine wells were drilled, of which seven were completed and are currently producing. The average working interest is 83%. Drilling success resulted in a production exit rate of 6,600 bbls/day for the quarter, an increase of 10% over the exit rate for the first quarter of 2001 and 5% over the exit rate for the final quarter of 2001. In the final quarter of 2001, we negotiated exclusive access to 35,000 acres of exploratory lands in partnership with the Loon River First Nation. A 25 square mile 3D seismic program was shot over approximately one third of this area during the winter. The results of this program are being evaluated and will contribute to the company's ambitious post break up drilling program for Red Earth which will see us drill approximately 16 wells over the balance of the year. Our prospect inventory at Red Earth is considerable, and before inclusion of opportunities identified by the seismic program, we have about two year's drilling ahead of us. Our land position continues to grow and by the end of the first quarter our land inventory totaled 110,000 acres.

The Company's largest field program during the first quarter was at Tommy Lakes in north eastern British Columbia. Ten wells with an average depth of 1,100 metres were drilled for a total of 13 in the winter 2001-2002 program. We successfully completed 12 of the 13 wells drilled over the winter and tied in ten by spring breakup. Based on the success of the early part of our recompletion program, we refracted a total of 13 wells as part of our winter program. The Company's average working interest in these wells is 50%. Production at the beginning of the quarter approximated 11,000 mcf/day and 250 bbls/day of NGLs; and by the end of the quarter production approximated 20,000 mcf/day plus 450 bbls/day of NGLs. The Tommy Lakes area is strictly winter access and the Company has no plans for further development in the area until next winter. Remaining excess plant capacity and several years' inventory of lands to be developed means that Tommy Lakes will continue to be an area of high activity for Storm.

At the Cabin property, northeast of Fort Nelson in British Columbia, the Company drilled four wells to an average depth of 2,100 metres. Two wells have been completed and tied in, one well has been completed and is awaiting tie in and one well was abandoned. Our share of production in this area at the beginning of the quarter averaged 7,200 mcf/day and grew to 11,200 mcf/day by quarter end. Our working interest in these wells approximates 75%. Similarly to Tommy Lakes, facility investment at Cabin in the winter of 2000-2001 was sufficient to accommodate increased production volumes.

Other field activity in the quarter included the drilling of a dry hole at Petitot in north western Alberta.

With respect to the balance of the year, drilling will be focused primarily on Red Earth. In addition, we have acquired lands near Fort St. John in British Columbia and we are currently engaged in the identification of drilling locations. In contrast to our gas properties elsewhere in British

Columbia, these lands will be summer accessible. In support of an initiative to broaden the base of the Company's prospect inventory, we have engaged additional staff, increasing our prospect generating capacity by 25%.

## Management's Discussion and Analysis

Management's discussion and analysis of financial conditions and results of operations ('MD&A') should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

### Financial Summary

Production volumes for the first quarter increased by 24% on a 6:1 Boe basis over the equivalent quarter in 2001. Natural gas production increased by 62% and oil and natural gas liquids production increased by 5%. However production revenue decreased by 37% quarter over quarter, as a result of the retreat from the remarkably high commodity prices, particularly for natural gas, which prevailed in the first quarter of 2001. As an illustration the average price for natural gas in the first quarter of 2002, before hedging adjustments, was about 25% of the price received in the first quarter of the prior year. As a consequence of reduced product prices, cash flow and cash flow per diluted share were 22% and 23%, respectively, less in the first quarter of 2002 compared to the same quarter in 2001. Net income and net income per diluted share were also lower in 2002.

In comparison to the fourth quarter of 2001, production was 10% higher on a 6:1 Boe measurement. Gas production was 29% higher, while production of oil and liquids was largely unchanged. Quarterly cash flow and cash flow per diluted share were higher by 17% and 13% respectively, while net income and net income per diluted share were both lower by 7% due largely to tax rate changes.

### Production Income

Production income before hedging adjustments for the first quarter of 2002 amounted to $27.1 million, a decrease of 37% compared to the first quarter of 2001. Although volumes on a Boe basis increased by 24%, quarter on quarter price declines more than eliminated any benefit resulting from increased production volumes. Average product prices realized in 2002 before the hedging adjustment were $31.85 for crude oil and liquids and $2.85 for natural gas: comparable amounts for 2001 were $42.42 for crude oil and liquids and $11.04 for natural gas. Had pricing been comparable for both quarters production income would have been 17% higher in 2002. Gas prices realized by Storm in the first quarter of 2002 reflect the increasing contribution from British Columbia gas. Prices realized on such gas are net of processing charges, largely related to Cabin production, and to lower prices realized on gas sales at Sumas.

Production income was 9% higher in the first quarter of 2002 in comparison to the fourth quarter of 2001. Boe volumes were 10% higher: average crude oil and liquids prices were 6% higher and natural gas prices were 4% lower.

### Hedge Gain (Loss)

Storm had one crude oil, one natural gas and one US dollar hedge instrument in place during the first quarter of 2002. The oil hedge comprised the fixed price sale of approximately 15% of crude oil and liquids production and the hedge contributed $300,000. No oil hedges were in place during the first quarter of 2001. The gas collar for 7,000 mmBtu/day, contributed $1.0 million during the quarter, including a US dollar foreign exchange component. In the first quarter of 2001, exceptionally high gas prices resulted in a hedging loss of $3.8 million from two collars then in place. Effective April 1, 2002 a second collar for 9,000 gigajoules/day was put in place.

During the final quarter of 2001 the oil hedge contributed $719,000 and the gas hedge contributed $1.3 million which includes a foreign exchange component.

Other Income

Other income consists primarily of processing revenue generated from the treatment and processing of third party oil and natural gas at Storm owned and operated treating and processing facilities.

Cash Flow from Operations

To arrive at cash flow from operations, net royalties, production costs, general and administrative charges and interest are deducted from production income. Cash flow from operations fell by 22% to $17.8 million in the first quarter of 2002 compared to $23.0 million in the first quarter of 2001. In comparison to the fourth quarter of 2001, cash flow from operations for the first quarter of 2002 increased by 17% to $17.8 million from $15.2 million. On a diluted share measurement, cash flow from operations fell to $0.62 in the first quarter of 2002, from $0.81 in the equivalent quarter in 2001. In the final quarter of 2001 diluted cash flow per share amounted to $0.55.

Net royalties fluctuate with oil and gas prices; as a consequence net royalties as a percentage of production income before hedging adjustments fell to 23% in the first quarter of 2002 from 27% in the same quarter of 2001. In the final quarter of 2001, royalties amounted to 26% of production income before hedging adjustments. The decreased percentage in the first quarter of 2002 reflects lower rates applicable to new wells.

Total production costs for the first quarter of 2002 were 4% lower than for the same period of 2001. On a Boe basis production costs approximated $3.25 in the first quarter of 2002 compared to $4.20 for the equivalent period in 2001, a decrease of 23%. Production costs for the final quarter of 2001 amounted to $3.71. Quarter on quarter cost reductions are attributable to increased operating efficiencies and to lower per Boe fixed costs at Storm owned processing facilities resulting from increased capacity utilization. The Company's power generating facilities at Red Earth, which were operational throughout the first quarter of 2002, also contributed. Our estimate of production cost per Boe for the 2002 fiscal year is $3.82, an amount which we believe to be achievable.

<<

| Field Netbacks ($) Three Months Ended March 31 | Oil & NGLs (per Bbl) 2002 | Oil & NGLs (per Bbl) 2001 | Gas (per Mcf) 2002 | Gas (per Mcf) 2001 | BOE 6:1 2002 | BOE 6:1 2001 |
|---|---|---|---|---|---|---|
| Sales price | $31.85 | $42.42 | $2.85 | $11.04 | $25.50 | $50.25 |
| Hedge gain (loss) | 0.46 | - | 0.38 | (2.24) | 1.24 | (4.42) |
| Royalties, net | 6.67 | 11.84 | 0.75 | 2.71 | 5.74 | 13.28 |
| Production expenses | 3.98 | 4.37 | 0.38 | 0.64 | 3.26 | 4.20 |
| Field Netback | $21.67 | $26.21 | $2.10 | $5.45 | $17.74 | $28.35 |

>>

General and administrative expenses, net of capital and operating recoveries, increased by 31% in the first quarter of 2002 compared to the same period in the prior year. The increase in general and administrative costs in the first quarter of 2002 is a result of higher insurance and accommodation costs and additions to our exploration staff. On a Boe measurement general and administrative costs amounted to $0.35 in the first quarter of 2002, compared to $0.33 for the equivalent period in 2001. The first quarter of each calendar year is characterized by high levels of operating and capital recoveries; correspondingly, general and administrative costs will increase, both on an

absolute and Boe basis, in subsequent quarters of 2002. Our estimate of general and administrative costs for 2002 is $0.60 per Boe. General and administrative costs in the first quarter of 2002 were 29% of the equivalent amount in the final quarter of 2001; however comparability is limited as the final quarter of each year includes costs specific to the company's fiscal year end.

Interest paid in the first quarter of 2002 at $613,000 was 48% lower compared to the amount of $1,263,000 paid in the equivalent quarter of 2001. The reduction was due in part to reduced bank borrowings which averaged $60.5 million in the first quarter of 2002 compared to $68.1 million in the same quarter of 2001. However rate reductions were a more important contributor to the reduction in interest expense, with rates averaging 4.2% for the first quarter of 2002, compared to 8.2% in the same quarter of 2001. In the final quarter of 2001 bank borrowings averaged $65.7 million and the average interest rate was 4.5%.

Net Income

Net income is established after deduction of provisions for depletion and depreciation, site restoration and abandonment and income and other taxes. Storm's net income in the first quarter of 2002 fell by 27% to $6.8 million compared to $9.3 million in the first quarter of 2001. On a diluted share measurement, net income fell by 25% to $0.24 from $0.32. Compared to the final quarter of 2001, net income in the first quarter of 2002 was lower by $477,000 or $0.02 per share. Net income for the final quarter of 2001 is not fully comparable due to a tax rate adjustment. Had the tax rate for the full year 2001 been applied to the final quarter of 2001, net income and net income per diluted share would have approximated $5.6 million and $0.19.

The provision for depletion and depreciation for the first quarter of 2002 increased by 31% over the provision for the first quarter of 2001, the increase being attributable to increased production and to Storm's conservative approach to reserve recognition in interim periods. On a Boe equivalent basis the provision for 2002 increased by 6% to $6.12 compared to $5.77 in the same period of 2001. The provision for the first quarter of 2002 was 25% higher than the provision for the final quarter of 2001, the Boe charge for that quarter being $5.28. Storm's annual finding and on stream costs for proven reserves have consistently been in the $6.50 -$7.50 per Boe range and depletion and depreciation costs reflect this cost profile.

The provision for site restoration and abandonment in the first quarter of 2002 increased by 38% over the provision for the same quarter of 2001 due to higher abandonment costs associated with wells in north east British Columbia. Compared to the final quarter of 2001, the provision for the first quarter of 2002 was lower by 9%. On a Boe basis restoration and abandonment costs amounted to $0.40 in the first quarter of 2002 compared to $0.36 and $0.49, respectively, for the first and fourth quarters of 2001.

The provision for future income tax for the first quarter of 2002 was 47% lower than in the equivalent quarter of 2001 due to lower income. The effective tax rate for the first quarter of 2002 was 40% compared to 47% in the equivalent period of 2001. The reduction in the effective tax rate is largely attributable to lower Alberta provincial tax rates. The provision for future income taxes for the first quarter of 2002 was 99% higher than in the final quarter of 2001 due to lower tax rates for the year being fully recognized in the final quarter. Accordingly, the provision for future income taxes in the fourth quarter of 2001 was approximately $1.7 million lower than would have been the case had the current effective rate been applied throughout the year. Based on management's estimate of annual cash flow for 2002 and tax pools available to the company, including tax pools to be generated from 2002 investment programs, the company may be subject to current income taxes. Accordingly a provision for current taxes in the amount of $479,000 has been recorded in the first quarter of 2002. No provisions for current taxes were made in any prior quarters. Large Corporation's tax increased by 39% in the first quarter of 2002 compared to the same quarter of 2001 and by 117% over the final quarter of 2001.

Capital Expenditures

Capital expenditures for the first quarter of 2002 were largely the same as for the first quarter of 2001 and were 45% higher than in the final quarter of 2001. Of this amount $19.8 million was incurred on land acquisition, seismic and drilling and recompletions compared to $12.5 million in the first quarter of 2001 and to $12 million for the final quarter of 2001. Operations expenditures on workovers, gathering systems, equipping wells and facility upgrades totaled $7.1 million in the first quarter of 2002 compared to $15.8 million for the same period in 2001 and to $6.6 million for the final quarter of 2001. There were minor dispositions in the first quarter of 2001 totalling $1.1 million.

Liquidity and Capital Resources

Capital programs currently in place for 2002 are estimated to cost $43 million of which $27 million has been spent in the first quarter. However, we are currently reviewing our exploration and development opportunities and we expect to spend at least an additional $10 million, for a total additional cost of $26 million, largely in the third and fourth quarters of the year. Cash flow from operations for 2002 is forecast to be $78 million. Accordingly, expanded capital programs will amount to approximately 70% of operating cash flow, with the balance being used to retire debt. Currently our bank borrowing base is $145 million. At March 31, 2002, outstanding indebtedness comprised bank debt of $65.9 million plus a working capital deficiency of $9.0 million. Accordingly, execution of revised capital programs and realization of cash flow as anticipated will result in total debt falling to approximately $41 million by year end. Storm has the financial resources to considerably expand its capital programs or complete a favourably priced acquisition without the need to incur shareholder dilution through the issue of equity.

In common with many companies in our industry, Storm's bank indebtedness is in the form of a revolving facility, renewable annually, in contrast to a term facility. In the absence of a formal repayment schedule, changes to accounting standards recently mandated by the Canadian Institute of Chartered Accountants require that a revolving facility be recorded as a current liability. There have been no changes to the terms and conditions of our banking facility.

Outlook

We are satisfied with our results for the first quarter of 2002. Although financial performance was weaker compared to the first quarter of 2001, oil and gas prices in that quarter were a high cycle anomaly and would have destroyed demand had they continued for any length of time leading to a much deeper recession than we experienced. By most historical measures current prices provide acceptable returns on investment and have resulted in stronger cash flows and improved balance sheets across the industry. The consequence is that the market for acquisitions is more competitive than we believed at the beginning of 2002, although we continue to assess opportunities. With respect to the balance of the year, we are reviewing our field programs and anticipate an expansion of capital spending for the balance of the year. Our review will be completed by early June and information will be provided to shareholders and financial markets shortly afterwards. In terms of growing our business, we have had an excellent start to the year: we have a strong balance sheet, we have broadened our exploration capabilities, we have an exciting range of internally generated prospects and we are actively considering acquisition opportunities as they emerge. We are confident that Storm's growth story will continue and look forward to reporting our results to shareholders throughout the year.

Forward Looking Statements

Certain information regarding Storm set forth in this quarterly report, including management's assessment of Storm's future plans and operations, contains forward looking statements that involve substantial known and unknown

risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond Storm's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of available qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Storm's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward looking statements and, accordingly, no assurance can be given that any events anticipated by the forward looking statements will transpire or occur, or if any of them do, what benefits Storm can derive therefrom.

<<

Storm Energy Inc.
Consolidated Balance Sheets

| | March 31, 2002 | December 31, 2001 |
|---|---|---|
| | (unaudited) | |
| ASSETS | | |
| Current | | |
| Accounts receivable | 27,964,809 | 11,547,637 |
| Prepaid expenses | 1,437,055 | 1,327,909 |
| | 29,401,864 | 12,875,546 |
| Capital assets | 215,497,892 | 195,006,440 |
| | 244,899,756 | 207,881,986 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current | | |
| Accounts payable and accrued liabilities | 38,439,189 | 23,856,894 |
| Revolving bank credit facility | 65,929,350 | - |
| | 104,368,539 | 23,856,894 |
| Long term debt | - | 55,008,909 |
| Provision for site restoration and abandonment | 2,619,352 | 2,192,486 |
| Future income tax | 39,856,264 | 35,768,729 |
| Shareholders' equity | | |
| Share capital | 39,586,381 | 39,378,878 |
| Retained earnings | 58,469,220 | 51,676,090 |
| | 98,055,601 | 91,054,968 |

| | | |
|---|---|---|
| | 244,899,756 | 207,881,986 |

Storm Energy Inc.
Consolidated Statements of Income and Retained Earnings

| Three Months Ended March 31, | 2002 | 2001 |
|---|---|---|
| | (unaudited) | (unaudited) |
| Revenue | | |
| Production income | 28,423,971 | 39,434,163 |
| Royalties | (6,227,056) | (11,581,811) |
| Alberta royalty tax credit | 123,288 | 154,906 |
| Other income | 539,147 | 225,473 |
| | 22,859,350 | 28,232,731 |
| Expenses | | |
| Production | 3,463,828 | 3,616,740 |
| General and administrative | 375,170 | 285,988 |
| Interest on revolving bank credit facility | 612,642 | 1,263,383 |
| Depletion and depreciation | 6,509,852 | 4,966,435 |
| Provision for site restoration and abandonment | 426,866 | 309,743 |
| | 11,388,358 | 10,442,289 |
| Income before income and other taxes | 11,470,992 | 17,790,442 |
| Income and other taxes | | |
| Future income tax | 4,087,535 | 8,455,637 |
| Current and large corporations tax | 590,327 | 79,179 |
| | 4,677,862 | 8,534,816 |
| Net income for the period | 6,793,130 | 9,255,626 |
| Retained earnings, beginning of period | 51,676,090 | 19,735,338 |
| Purchase cost in excess of stated value of shares redeemed | - | (201,004) |
| Retained earnings, end of period | 58,469,220 | 28,789,960 |
| Net income per share | | |
| Basic | 0.24 | 0.34 |
| Diluted (note 3) | 0.24 | 0.32 |

Storm Energy Inc.
Consolidated Statements of Cash Flows

| Three Months Ended March 31, | 2002 | 2001 |
|---|---|---|
| | (unaudited) | (unaudited) |
| **Operating activities** | | |
| Net income for the period | 6,793,130 | 9,255,626 |
| Add non-cash items: | | |
| Depletion and depreciation | 6,509,852 | 4,966,435 |
| Provision for site restoration and abandonment | 426,866 | 309,743 |
| Future income tax | 4,087,535 | 8,455,637 |
| Cash flow from operations | 17,817,383 | 22,987,441 |
| Net change in non-cash working capital items | (1,859,319) | 8,285,968 |
| | 15,958,064 | 31,273,409 |
| **Financing activities** | | |
| Proceeds from exercise of stock options | 207,503 | 273,789 |
| Common shares repurchased | - | (266,428) |
| (Decrease) increase to long term debt/revolving bank credit facility | 10,920,441 | (7,335,328) |
| | 11,127,944 | (7,327,967) |
| **Investing activities** | | |
| Capital asset additions, net | (27,001,315) | (27,206,434) |
| Net change in non-cash working capital items | (84,693) | 3,260,992 |
| | (27,086,008) | (23,945,442) |
| Increase (decrease) in cash during the period | - | - |
| Cash, beginning of period | - | - |
| Cash, end of period | - | - |
| Cash flow from operations per share | | |
| Basic | 0.64 | 0.84 |
| Diluted (note 3) | 0.62 | 0.81 |

>>

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES
   The consolidated financial statements include the accounts of Storm Energy Inc. ("the Company") and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles and, except as outlined below, are consistent with the accounting policies set out in the Company's 2001 Annual Report. The consolidated financial statements and notes should be read in conjunction with the Company's 2001 Annual Report.

CHANGE IN ACCOUNTING POLICY

The Company has in place a revolving credit facility with a major Canadian financial institution, which has been classified as a current liability in accordance with standards recently set by the Canadian Institute of Chartered Accountants. Of the total borrowing base available of $145 million, the Company has a $90 million facility which bears interest, payable monthly, at the bank's prime rate.

CHANGE IN DISCLOSURE

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation. The effect of this application has been disclosed in Note 2 to the consolidated financial statements.

2. SHARE CAPITAL

Issued

The Company's share capital consists of an unlimited number of voting common shares and preferred shares.

| | Number of Shares | Consideration $ |
|---|---|---|
| Common Shares | | |
| Balance as at December 31, 2000 | 27,470,334 | 38,653,624 |
| Issued upon exercise of stock options | 358,074 | 790,678 |
| Purchased by normal course issuer bid | (46,400) | (65,424) |
| Balance as at December 31, 2001 | 27,782,008 | 39,378,878 |
| Issued upon exercise of stock options | 62,500 | 207,503 |
| Purchased by normal course issuer bid | - | - |
| Balance as at March 31, 2002 | 27,844,508 | 39,586,381 |

>>

Stock Based Compensation Plan

The following table summarizes the status of the Company's stock option plan as of March 31, 2002 and December 31, 2001 and changes during the period ending on those dates:

| | March 31, 2002 | | December 31, 2001 | |
|---|---|---|---|---|
| | Shares (000's) | Weighted-Average Exercise Price ($) | Shares (000's) | Weighted-Average Exercise Price ($) |
| Outstanding at beginning of period | 1,880 | 4.52 | 1,807 | 3.01 |
| Granted | 350 | 10.45 | 995 | 8.91 |
| Exercised | (63) | 3.32 | (358) | 2.21 |
| Cancelled | (50) | 3.58 | (564) | 8.60 |
| Outstanding at end of period | 2,117 | 5.55 | 1,880 | 4.52 |

>>

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for stock options granted to employees and directors. Effective

January 1, 2002, under Canadian generally accepted accounting principles the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company's net earnings and net earnings per share would approximate the following pro forma amounts (the pro forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002):

<<

| ($000's, except per share) | 2002 |
|---|---|
| Compensation costs | 123 |
| Net earnings: | |
| As reported | 6,793 |
| Pro forma | 6,722 |
| Net earnings per common share | |
| Basic | |
| As reported | 0.24 |
| Pro forma | 0.24 |
| Diluted | |
| As reported | 0.24 |
| Pro forma | 0.23 |

>>

The fair value of each option granted on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

<<

| | 2002 |
|---|---|
| Risk free interest rate (%) | 4.88 |
| Expected lives (years) | 5.00 |
| Expected volatility (%) | 56.77 |
| Dividend per share | 0.00 |

>>

Normal Course Issuer Bid

Effective December 12, 2001, the Company renewed its normal course issuer bid process, allowing the Company to purchase up to 1,386,000 or 5% of its issued and outstanding common shares, during the 12-month period beginning December 20, 2001. As at March 31, 2002, no common shares had been purchased under the renewed normal course issuer bid.

3. PER SHARE AMOUNTS

| | 2002 | 2001 |
|---|---|---|
| Basic | | |
| Net income per share | 0.24 | 0.34 |
| Cash flow from operations per share | 0.64 | 0.84 |
| Weighted average number of shares outstanding (thousands) | 27,826 | 27,517 |
| Diluted | | |
| Net income per share | 0.24 | 0.32 |
| Cash flow from operations per share | 0.62 | 0.81 |
| Weighted average number of shares outstanding (thousands) | 28,901 | 29,269 |

4. CASH FLOW INFORMATION

| | 2002 | 2001 |
|---|---|---|
| Accounts receivable | (16,417,172) | 3,280,535 |
| Prepaid expenses | (109,146) | 448,467 |
| Accounts payable and accrued liabilities | 14,582,306 | 7,817,958 |
| Change in non-cash working capital | (1,944,012) | 11,546,960 |
| These changes relate to the following activities: | | |
| Operating activities | (1,859,319) | 8,285,968 |
| Investing activities | (84,693) | 3,260,990 |
| | (1,944,012) | 11,546,960 |
| Interest paid for the three months ended March 31 | 612,642 | 1,263,383 |
| Income taxes paid | - | - |

>>
%SEDAR: 00004970E

-0- 05/15/2002

/For further information: Matthew J. Brister, President and CEO, Donald G. McLean, Vice President, Finance and CFO, Phone: (403) 264-3959/
(SME.)

CO: Storm Energy Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 18:58e 15-MAY-02

# STORM ENERGY INC.

**Suite 3300, 205 - 5 Avenue S.W.**
**Calgary, Alberta, T2P 2V7**

# MANAGEMENT INFORMATION CIRCULAR
# FOR THE ANNUAL AND SPECIAL MEETING
# OF THE HOLDERS OF COMMON SHARES
# TO BE HELD ON MAY 15, 2002

**This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Storm Energy Inc. (the "Corporation" or "Storm") for use at the Annual and Special Meeting of the holders of common shares (the "Shareholders") of the Corporation to be held at the Sheraton Eau Claire Hotel, 255 Barclay Parade S.W., Calgary, Alberta T2P 5C2 on Wednesday, May 15, 2002 at 2:45 p.m. local time, and any adjournment or adjournments thereof (the "Meeting") for the purposes set forth in the Notice of Annual and Special Meeting accompanying this Circular.**

## SOLICITATION OF PROXIES

The solicitation of proxies is made on behalf of the management of the Corporation. The costs incurred in the preparation of the Form of Proxy, Notice of Annual and Special Meeting and this Circular will be borne by the Corporation. Solicitation of proxies will be primarily by mail, but may also be in person or by telephone. Unless otherwise noted, the information in this Circular is given as at March 15, 2002.

## RECORD DATE

The Shareholders of record of common shares ("**Common Shares**") on April 6, 2002 (the "**Record Date**") are entitled to notice of, and to vote at, the Meeting on the basis of one vote for each Common Share held, except to the extent that:

1. such person transfers his shares after the Record Date; and

2. the transferee of those shares produces properly endorsed share certificates or otherwise establishes his ownership to the shares and makes a demand to the Registrar and Transfer Agent of the Corporation, not later than 10 days before the Meeting, that his name be included on the Shareholders' list for the Meeting.

Any registered Shareholder of the Corporation at the close of business on the Record Date who either personally attends the Meeting or who completes and delivers a proxy will be entitled to vote or have his or her Common Shares voted at the Meeting. However, a person appointed under the Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading "Appointment and Revocation of Proxies".

## APPOINTMENT AND REVOCATION OF PROXIES

The persons named as proxies in the enclosed Form of Proxy are the President and Vice President, Finance, of the Corporation.

**A Shareholder submitting a proxy has the right to appoint a person to represent him or her at the Meeting other than the person or persons designated in the Form of Proxy furnished by the Corporation. To exercise this right the Shareholder should insert the name of the desired representative in the blank space provided in the Form of Proxy and strike out the other names or submit another appropriate proxy.**

In order to be effective, the proxy must be mailed so as to be deposited at the office of the Corporation's agent, Valiant Corporate Trust Company, Suite 510, 550 - 6 Avenue S.W., Calgary, Alberta, T2P 0S2, not later than 4:00 p.m., Calgary time on Tuesday, May 14, 2002. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution. The instrument appointing a proxy shall be in writing under the hand of the Shareholder or his attorney, or, if such Shareholder is a corporation, under its corporate seal, and executed by a director, officer or attorney thereof duly authorized.

A Shareholder who has submitted a proxy may revoke it by instrument in writing executed by the Shareholder or his attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either with the Corporation at its offices as aforesaid at any time prior to the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

## EXERCISE OF DISCRETION BY PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy the Common Shares represented by the proxy will be voted in accordance with such specification.

**In the absence of such specification, such Common Shares will be voted in favour of all matters proposed by management to be acted upon.**

**THE ENCLOSED INSTRUMENT OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE MANAGEMENT DESIGNEES, OR OTHER PERSONS NAMED AS PROXY, WITH RESPECT TO AMENDMENTS TO OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL AND SPECIAL MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AT THE DATE OF THIS INFORMATION CIRCULAR, THE CORPORATION IS NOT AWARE OF ANY AMENDMENTS TO, OR VARIATIONS OF, OR OTHER MATTERS WHICH MAY COME BEFORE THE MEETING. IN THE EVENT THAT OTHER MATTERS COME BEFORE THE MEETING, THEN THE MANAGEMENT DESIGNEES INTEND TO VOTE IN ACCORDANCE WITH THE JUDGMENT OF THE MANAGEMENT OF THE CORPORATION.**

## VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, without nominal or par value. As of March 15, 2002 there were 27,841,258 Common Shares issued and outstanding.

The Bylaws of the Corporation provide that two persons present and representing in person or by proxy not less than ten percent (10%) of the issued Common Shares entitled to vote constitute a quorum for the purposes of conducting a Shareholders Meeting.

To the best of the knowledge of the directors and officers of the Corporation no person beneficially owns, directly or indirectly, or exercises control or discretion over more than 10% of the voting rights attached to voting securities of the Corporation.

## ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

**The information set forth in this section is of significant importance to many public Shareholders of the Corporation, as a substantial number of the public Shareholders of the Corporation do not hold Common Shares in their own name**. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "**Beneficial Shareholders**") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the shares registered in the name of CDS & Co. are held. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' Meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation ("**IICC**"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of the Registrar and Transfer Agent of the Corporation

within the time period set out under the heading "Appointment and Revocation of Proxies", or by the Shareholder personally attending the Meeting and voting his or her Common Shares.

**SUMMARY OF MATTERS TO BE ACTED UPON**

The Shareholders of the Corporation will be asked to consider and, if deemed appropriate:

(a) by ordinary resolution, elect the directors of the Corporation;

(b) by ordinary resolution, approve the appointment of Deloitte & Touche as the auditors of the Corporation; and

(c) by ordinary resolution, approve an increase in the number of common shares of the Corporation available for issuance pursuant to the Corporation's Stock Option Plan by 270,650 Common Shares

Additional detail regarding each of the matters to be acted on at the Meeting is contained below.

**ELECTION OF DIRECTORS**

Action is to be taken at the Meeting with respect to the election of directors. As at the date hereof, the Board of Directors of the Corporation is comprised of seven members. It is proposed that the Board consist of seven members. The Shareholders will be asked to pass an ordinary resolution at the Meeting to elect, as directors, the nominees whose names are set forth in the table below. Each nominee elected will hold office until the next annual Meeting of the Shareholders, or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the Corporation's Bylaws. The Corporation is required by applicable corporate legislation to have an Audit Committee comprised of members of the Board of Directors. The Corporation does not have an executive committee. The present members of the Audit Committee and Compensation Committee of the Board of Directors are identified in the table below.

The following information relating to the nominees as directors is based partly on the records of the Corporation and partly on information received by the Corporation from said nominees, and sets forth the name and municipality of residence of the persons proposed to be nominated for election as directors, all other positions and offices within the Corporation now held by them, their principal occupations or employments, the periods during which they have served as directors of the Corporation and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at March 15, 2002.

| Name and Municipality of Residence | Position(s) Presently Held | Principal Occupation | Director Since[1] | Common Shares Beneficially Owned or Controlled as at March 15, 2002 |
|---|---|---|---|---|
| Matthew J. Brister [3]<br>Calgary, Alberta | President, Chief Executive Officer and Director | **President of the Corporation** | November 10, 1998 | 2,414,935 |
| Stuart G. Clark<br>Calgary, Alberta | Executive Director | **Executive Director of the Corporation** | November 10, 1998 | 2,684,797 |
| P. Grant Wierzba<br>DeWinton, Alberta | Vice President, Operations, Chief Operating Officer and Director | **Vice President, Operations of the Corporation** | November 10, 1998 | 1,132,238 |
| John A. Brussa [3]<br>Calgary, Alberta | Director | **Barrister & Solicitor<br>Burnet, Duckworth & Palmer LLP<br>Barristers and Solicitors** | June 11, 1997 | - |
| J. Keith Farries [2][3]<br>Calgary, Alberta | Chairman of the Board | **President of Farries Engineering (1977) Ltd.** | September 19, 1997 | 20,324 |
| D. Keith MacDonald [2]<br>Calgary, Alberta | Director | **President of Monolith Oil Corp.** | March 24, 1994 | 226,735 |
| Gregory G. Turnbull [2]<br>Calgary, Alberta | Director | **Barrister & Solicitor<br>Donahue LLP<br>Barristers and Solicitors** | November 10, 1998 | 80,909 |

Notes:
(1) Date that the person first became a director of the Corporation or of a predecessor corporation.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

**The persons in the enclosed Form of Proxy, unless instructed otherwise, intend to vote for the election, as directors, of the nominees whose names are set forth in the table above.**

## APPOINTMENT OF AUDITORS

The Shareholders will be asked to pass an ordinary resolution at the Meeting to reappoint Deloitte & Touche as auditors of the Corporation, to hold office until the next annual Meeting of the Shareholders, at a remuneration to be determined by the Board of Directors. Deloitte & Touche has acted as auditors of the Corporation since 1999. **The persons in the enclosed Form of Proxy, unless instructed otherwise, intend to vote for the reappointment of Deloitte & Touche as auditors of the Corporation.**

## AMENDMENT TO STOCK OPTION PLAN

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve an amendment to the Corporation's stock option plan (the "Stock Option Plan") which authorizes the Board to issue stock options to directors, officers and key employees of, and consultants to, the Corporation who are in a position to contribute to the future success and growth of the Corporation. The Stock Option Plan, as amended, was approved by the Shareholders on May 10, 2001. At the Annual and Special Meeting of the Corporation held on May 10, 2001, the Shareholders of the Corporation approved the number of Common Shares reserved for issuance under the Stock Option Plan at 2,767,225 Common Shares.

Since May 10, 2001, an aggregate of 243,750 Common Shares have been issued upon the exercise of stock options, leaving 2,523,475 Common Shares currently available for issue under the Stock Option Plan. As at the date of this Circular, there are stock options outstanding to purchase an aggregate of 2,110,500 Common Shares. As a result, the Stock Option Plan currently has a balance of 402,975 Common Shares available for new option grants.

As a result of the potential increase in the Corporation's employee levels, the Board wishes to increase the number of Common Shares reserved for issuance under the Stock Option Plan by 270,650 Common Shares. This increase, if approved by the Shareholders, will result in a total of 673,625 Common Shares being available for grant under the Stock Option Plan. The following table summarizes the transactions in the Stock Option Plan since May 10, 2001.

| | Stock Options Outstanding | Stock Option Plan Maximum | Available for Future Grant |
|---|---|---|---|
| May 10, 2001 | 2,158,250 | 2,767,225 | 608,975 |
| Options cancelled | (614,000) | | 614,000 |
| Options granted | 820,000 | | (820,000) |
| Options exercised | (243,750) | (243,750) | |
| March 15, 2002 | 2,110,500 | 2,523,475 | 402,975 |
| Proposed Additions | | 270,650 | 270,650 |
| Reconstituted Plan as at May 15, 2002 | 2,110,500 | 2,794,125 | 673,625 |

**The Board confirms that in accordance with the provisions of the Stock Option Plan previously approved by the Shareholders, at no time will the number of Common Shares reserved for issuance pursuant to outstanding stock options exceed 10% of the total issued and outstanding Common Shares of the Corporation.**

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to amend the Stock Option Plan:

> "BE IT RESOLVED, as an ordinary resolution of the Shareholders of Storm Energy Inc. (the "Corporation"), that an amendment of the Stock Option Plan of the Corporation to increase the maximum number of Common Shares which may be issued thereunder by 270,650 Common Shares be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. A copy of the Stock Option Plan (as amended) will be made available to any Shareholder upon request. The persons named in the enclosed proxy form, if named as proxy, intend to vote for the approval of the amendment to the Stock Option Plan.

## OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

## PERFORMANCE GRAPH

The following graph compares the yearly change in the cumulative total Shareholder return over the last five years of a $100 investment in the Corporation's Common Shares with the cumulative total return of The Toronto Stock Exchange (the "**TSE**") 300 Composite Total Return Index and the TSE Oil & Gas Producers Total Return Index, assuming the reinvestment of dividends, where applicable, for the comparable period.


CUMULATIVE VALUE OF A $100 INVESTMENT
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
Storm
TSE Oil & Gas Producers
TSE 300

| Index | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 |
|---|---|---|---|---|---|---|
| Storm | 100 | 125 | 86 | 96 | 237 | 388 |
| TSE Oil & Gas Producers | 100 | 90 | 62 | 76 | 112 | 116 |
| TSE 300 | 100 | 115 | 113 | 149 | 160 | 140 |

## EXECUTIVE COMPENSATION

### Summary of Executive Compensation

The following table provides a summary of compensation earned during each of the three fiscal years ended December 31, 1999, 2000 and 2001 by the Corporation's Chief Executive Officer and for the four most highly compensated executive officers of the Corporation other than the Chief Executive Officer (the "**named executive officers**"). In addition to the named executive officers, the Corporation had five non-executive employees who earned excess of $100,000 per annum in the fiscal period ended December 31, 2001. Except as disclosed below, no executive officer of the Corporation received in excess of $100,000 per annum by way of salary and bonuses during any of the three fiscal year periods ended December 31, 1999, 2000 and 2001.

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options/ SARs Granted (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | All Other Compensation ($) |
| Matthew J. Brister | 2001 | 120,000 | 21,000 | - | - | - | - | - |
| President and Chief | 2000 | 111,000 | 20,000 | - | - | - | - | - |
| Executive Officer | 1999 | 90,000 | 22,000 | - | - | - | - | - |
| P. Grant Wierzba | 2001 | 120,000 | 12,000 | - | - | - | - | - |
| Vice President, | 2000 | 111,000 | 20,000 | - | - | - | - | - |
| Operations and Chief Operating Officer | 1999 | 90,000 | 22,000 | - | - | - | - | - |
| Harry Ediger | 2001 | 112,000 | 15,000 | - | - | - | - | - |
| Vice President, Land | 2000 | 105,000 | 15,000 | - | 25,000 | - | - | - |
| | 1999[2] | 54,577 | 15,000 | - | 150,000 | - | - | - |
| Brian Lavergne | 2001 | 135,000 | 21,000 | - | 25,000 | - | - | - |
| Vice President, | 2000 | 120,000 | 20,000 | - | 180,000 | - | - | - |
| Production | 1999 | 90,000 | 50,000 | - | 50,000 | - | - | - |
| Thomas N. Lindskog | 2001 | 117,000 | 21,000 | - | - | - | - | - |
| Vice President, | 2000 | 108,000 | 21,000 | - | 25,000 | - | - | - |
| Exploration | 1999 | 90,000 | 20,000 | - | 75,000 | - | - | - |

Notes:

(1) The commencement date for the payment of this salary was May 25, 1999.

(2) Perquisites and other personal benefits do not exceed 10% of the total of the annual salary and bonus for any of the named executive officers.

## COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board (the "**Committee**") exercises general responsibility regarding overall employee and executive officer compensation. It determines the total compensation of the Chief Executive Officer, subject to Board approval. The Committee meets with the Chief Executive Officer to review all other salaries and compensation items, but direct approval of these salaries and compensation items is approved by the Board annually in the overall general and administrative expense budget.

During 2001, the Committee was composed of three members: Matthew J. Brister, J. Keith Farries and John A Brussa. Messrs. Farries and Brussa are independent directors and are ineligible to participate

in any of Storm's executive office compensation programs, other than the Corporation's stock option plan. Mr. Brister is the President and Chief Executive Officer of the Corporation.

**REPORT TO THE SHAREHOLDERS ON EXECUTIVE COMPENSATION**

The purposes of the Corporation's executive compensation policy is to attract and retain individuals of high calibre to serve as officers of the Corporation, to motivate their performance in order to achieve the Corporation's strategic objectives and to align the interests of executive officers with the long-term interests of the Shareholders. These objectives are to ensure that the Corporation continues to grow on an absolute basis as well as to grow cash flow and earnings per share. The Corporation's primary compensation policy is to pay for performance and, accordingly, the performance of the Corporation and of the Chief Executive Officer as an individual are both examined by the Committee. Some of the factors looked at in detail by the Committee in assessing the performance of the Chief Executive Officer are as follows: (a) operating costs and the change in operating costs per barrel of oil equivalent ("**BOE**"); (b) finding and on stream costs (both current year and longer averages); (c) overall oil and gas reserve changes, looking at both proven and probable reserves; (d) earnings per share changes; (e) cash flow per share changes; and (f) the Corporation's performance relative to its stated goals and objectives and the performance of its industry peer group.

The Committee does not set specific performance objectives in assessing the performance of the Chief Executive Officer, rather the Committee uses its experience and judgment in determining an overall compensation package for the Chief Executive Officer.

Executive officer compensation consists of essentially three components: (a) base salary; (b) bonuses; and (c) stock options. Each of these executive officer compensation arrangements is briefly described as follows.

**Base Salaries**

The Corporation intends to pay base salaries that are competitive with those of comparable companies in the oil and gas industry. The Committee plans to compare the base salary of the Chief Executive Officer of the Corporation with that of chief executive officers at peer surveyed companies in the oil and gas industry and expects to set the Chief Executive Officer's pay level at the industry average for such position while attempting to adjust for the Corporation's size, at the start of the year. Factors looked at in assessing peer companies will include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees and daily production levels on a BOE basis.

**Bonuses**

The Committee's philosophy with respect to executive officer bonuses is to bring overall executive officer cash compensation (i.e., salary and bonus) to a level at or above that of the average total cash compensation of peer surveyed companies during the year in question. The Committee reviews the factors mentioned above relative to peer companies in order to determine whether a bonus is in fact warranted. The amount of the bonus paid will not be set in relation to any formula or specific criteria but is the result of a subjective determination of the Corporation's performance and is approved by the Board based upon the recommendations of the Committee. The Committee is of the view that establishing strict predetermined quantitative performance criteria prior to the payment of bonuses to the Chief Executive Officer does not recognize progress made towards the Corporation's long-term goals.

**Long-Term Incentive Compensation**

*Stock Option Program*

The Corporation's primary long-term incentive compensation program is its stock option plan. Officers and senior managers and other employees (including consultants) comprising 39 of the Corporation's 48 employees participated in the stock option plan as of December 31, 2001. Awards are granted at varying levels consistent with the individual's level of responsibility within the Corporation. All awards, except those for the three management directors, are proposed by the Chief Executive Officer and approved by the Board. No stock options were awarded to the three management directors in 2001 and at present there are no stock options outstanding to the three management directors.

Stock options are granted for a five year term and vest 25% annually during the first four years. There is a further one year period from the date of full vesting for the options to be exercised. As of March 15, 2002, there are currently 2,110,500 Common Shares subject to unexercised stock option agreements under the stock option plan.

*Employee Stock Savings Plan ("ESSP")*

In June, 2000, the Board approved an ESSP which provides for employee contributions to be enhanced by corporate contributions. The purpose of the ESSP is to provide all full-time employees with an opportunity to participate in the ownership and growth of the Corporation through a salary based and corporate-assisted purchase of Common Shares in the market. Employee contributions are based on a percentage of annual base salary up to a maximum of 8%. The Corporation matches employee contributions on a 1.5 to 1 basis. As at December 31, 2001, 37 of the 39 employees eligible to participate in the ESSP were contributing to the ESSP. Contributions vest over a one year period. The ESSP purchased an aggregate of 59,891 Common Shares in 2001.

Presented by the Compensation Committee:

John A. Brussa
J. Keith Farries
Matthew J. Brister

## STOCK OPTION PLAN

Pursuant to the Corporation's stock option plan (the "Plan"), options to purchase Common Shares are granted by the Board to directors, officers, employees and consultants of the Corporation at an exercise price fixed by the directors, subject to the limitations of any stock exchange on which the Common Shares are listed. Stock options must be exercised within a period of ten years from the date of the granting of the stock options and vest as determined by the Board. The Options are non-assignable and non-transferable.

The maximum number of stock options that may be reserved for any one optionee under the Plan must be no greater than 5% of the issued and outstanding Common Shares (on a non-diluted basis). Furthermore, the aggregate number of Common Shares reserved for issuance pursuant to stock options granted to "insiders" (as defined by the TSE Company Manual) may not exceed 10% of the outstanding Common Shares (on a non-diluted basis), the issuance of Common Shares to "insiders" pursuant to the Plan and other share compensation arrangements within a one year period may not exceed 10% of the outstanding Common Shares (on a non-diluted basis) and the issuance of Common Shares to any one "insider" and such insider's associates pursuant to the Plan and other share compensation arrangements within a one year period may not exceed 5% of the outstanding Common Shares (on a non-diluted basis). The aforementioned limits of Common Shares reserved for issuance may be formulated on a diluted basis with the consent of the TSE.

### Stock Options

*Option Grants During the Year Ended December 31, 2001*

The following table sets forth individual grants of stock options made to the named executive officers during the fiscal period ended December 31, 2001. The Corporation has no plan for any of its employees involving stock appreciation rights.

| Name | Securities Under Options Granted (#) | % of Total Options Granted in Financial Year | Exercise or Base Price ($/Share) | Market Value of Securities Underlying Options on the Date of Grant ($/Share) | Expiration Date |
|---|---|---|---|---|---|
| Brian Lavergne | 25,000 | 5% | 9.22 | 9.40 | December 21, 2006 |

*Option Exercises and Year-End Option Values*

The following table provides information concerning (i) options exercised by any named executive officer during the financial year ended December 31, 2001; and (ii) the number and the value at December 31, 2001 of unexercised options held by the named executive officers. In the table, "exercisable" options are those for which the vesting period or conditions, if any, have been met, and "in the money" options are those where the exercise price was less than the market price of the Common Shares of the Corporation at the close of business on December 31, 2001.

| Name | Options Exercised | | Unexercised Options | | Value of Unexercised In-the-money Options[1] | |
|---|---|---|---|---|---|---|
| | Securities Acquired | Aggregate Value ($) | Exercisable | Not Exercisable | ($) Exercisable | ($) Not Exercisable |
| Harry Ediger | - | - | 81,250 | 93,750 | 581,125 | 633,375 |
| Brian Lavergne | 175,000 | 1,106,750 | 45,000 | 235,000 | 261,100 | 1,310,050 |
| Thomas N. Lindskog | - | - | 43,750 | 56,250 | 305,875 | 358,125 |

Notes:

(1) The closing price for the Corporation's Common Shares on the TSE on the last trading day in December, 2001 was $9.50.

### Retirement Plans

The Corporation has no retirement plans, pension plans or other forms of retirement compensation for its employees.

### Employment Contracts and Termination of Employment

The Corporation has a written employment contract with Mr. Donald G. McLean, the Corporation's Vice-President, Finance, Chief Financial Officer and Secretary which provides that if Mr. McLean's employment is terminated without just cause, he is entitled to a 12 month severance payment.

Except as disclosed above, the Corporation has no management or employment contracts with its officers or any contract with its officers that provides for compensation in the event of termination of employment or a change in employment responsibilities.

### Compensation of Directors

Directors receive an annual retainer of $2,000 payable quarterly, subject to attendance at the quarterly board meetings. Directors are also entitled to be compensated for their out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors' meeting. Finally, the non-management directors are entitled to participate in the Corporation's stock option plan. Management directors are not paid (or reimbursed for expenses) for their attendance at meetings of the Board. During the year ended December 31, 2001, no options were granted to the current directors of the Corporation (not including options granted to former directors who were named executive officers). No compensation by way of annual retainer or meeting fees was paid to directors for acting in such capacity in the year ended December 31, 2001.

Mr. Brussa is a lawyer with the law firm of Burnet, Duckworth & Palmer LLP, which from time to time receives fees for the provision of legal services to the Corporation. Mr. Turnbull is a lawyer with the law firm of Donahue LLP, which from time to time receives fees for the provision of legal services to the Corporation.

### Directors' and Officers' Liability Insurance

The Corporation has in place a corporate liability insurance policy for its directors and officers through ACE-INA. The coverage is for $10 million and provides coverage to October 31, 2002. The annual premium for the policy was $20,000.

## INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at the date of this Information Circular, there exists no indebtedness of any of the directors or executive officers to the Corporation.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, nor of any nominees for director or any shareholder who beneficially owns more than 10% of the shares of the Corporation, or any known associate or affiliate of such persons in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

## INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or any one who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In February, 1995, The Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "**TSE Report**") which included proposed guidelines for effective corporate governance. These guidelines, which are not mandatory, deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices. The TSE has, in accordance with the recommendation contained in the TSE Report, imposed a disclosure requirement on every listed company incorporated in Canada or a province of Canada to disclose on an annual basis its approach to corporate governance with reference to the guidelines set out in the TSE Report. The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The recommended disclosure is set out in matrix form and attached to this Circular as Schedule "A". Given the history and nature of the Corporation's development, not all of the recommendations contained in the TSE Report have been followed. Disclosure respecting the Corporation's approach to corporate governance is set out below.

## MANDATE OF THE BOARD

The board of directors is generally responsible for managing the business and affairs of the Corporation. The primary responsibility of the board is to promote the best interests of the Corporation and its Shareholders. This responsibility includes: (i) approving annual capital expenditure budgets and general and administrative expense budgets and reviewing fundamental operating, financial and other corporate plans, strategies and objectives; (ii) outlining key operating parameters including debt levels and ratios; (iii) evaluating the performance of the Corporation and senior management; (iv) determining, evaluating and fixing the compensation of executive officers; (v) adopting policies of corporate governance and conduct; (vi) considering risk management matters; (vii) reviewing the process of providing appropriate financial and operational information to Shareholders and the public generally; and (viii) evaluating the overall effectiveness of the board of directors. The board explicitly acknowledges its responsibility for the stewardship of the Corporation. The board reviews with management matters of strategic planning, business risk identification, succession planning, communications policy and integrity of internal control and management information systems. The board fulfils its responsibilities through regular meetings. It meets a

minimum of four times per year. In addition, the board meets at such other times as may be required if it is not possible to deal with the Corporation's business at a regularly scheduled quarterly meeting.

**COMPOSITION OF THE BOARD OF DIRECTORS**

The TSE Report emphasized the importance of the constitution and independence of corporate boards. An "unrelated" director, under the TSE Report, is a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with such director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. A "related" director is a director who is not an "unrelated" director. In determining whether an individual is an "unrelated" director, the TSE Report placed emphasis on the ability of that director to exercise objective judgment, independent of management. Management directors are "related" directors.

The TSE Report also made a distinction between "inside" and "outside" directors. Outside directors are those directors who are not officers or employees of the Corporation or any of its affiliates.

With an application of these definitions, four of Storm's seven existing directors are both unrelated and outside directors. Mr. Brister (President and Chief Executive Officer), Mr. Clark (Executive Director) and Mr. Wierzba (Vice-President, Operations and Chief Operating Officer) are the only board members who are related directors and who would also be considered inside directors.

**BOARD COMMITTEES**

The board of directors has established the Audit Committee and the Compensation Committee, as special committees of the board. Terms of reference for each committee, which delineate the mandate of the committee, the composition of the committee, the frequency of committee Meetings and other relevant matters, have been approved and adopted by the board for each committee.

The Audit Committee is composed of three directors, all of whom are outside, unrelated directors. The Audit Committee is responsible for reviewing and approving the financial statements and public reports of the Corporation, ensuring the existence and adequacy of internal and management controls, reviewing the annual audit and communicating directly with the external auditors as to their findings and reviewing and approving material accounting policies or estimates. The Audit Committee is also responsible for conducting formal internal control reviews and overseeing management's reporting on internal control. Commencing in 1999, the Audit Committee is responsible for reviewing and considering the independent engineering report and meeting with the independent engineers to discuss their report. The Audit Committee holds regularly scheduled meetings each year in conjunction with the review and approval of the annual financial statements and meets to review the quarterly financial statements and reports to shareholders. Additional meetings may be held as warranted with respect to public financing initiatives and other material transactions.

The Compensation Committee is currently composed of three directors, two of whom are outside and unrelated directors. The Committee is responsible for assisting the board in determining the compensation strategies for the Corporation, recommending the forms and amounts of compensation for directors, officers and other employees and assessing the performance of officers in fulfilling their responsibilities and meeting corporate objectives. The committee is also responsible for assessing the performance of the chief executive officer and reviewing and assisting with management succession planning and professional development for officers of the Corporation. The Compensation Committee holds meetings as warranted with respect to officer appointments or other compensation related matters.

## AVAILABILITY OF CERTAIN DOCUMENTS

The Corporation shall provide to any person, without charge, following a written or oral request to Mr. Donald G. McLean, Vice President, Finance, and Chief Financial Officer of Storm by mail at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, or by telephone at (403) 264-3959, a copy of this Circular, the Corporation's 2001 Annual Report, any interim financial statements since December 31, 2001, and any other documents incorporated therein by reference.

Under National Policy Statement No. 41 of the Canadian Securities Administrators, a person or company who wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or company is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed return card, together with the completed form of proxy, in the addressed envelope to Valiant Corporate Trust Company, Suite 510, 550 - 6 Avenue S.W., Calgary, Alberta, T2P 0S2. The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim financial statements.

## OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

## DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the Board.

## CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed)

Matthew J. Brister
President and Chief Executive Officer

(signed)

Donald G. McLean
Vice President, Finance, Chief Financial Officer and Secretary

Calgary, Alberta
March 15, 2002

**Appendix A**

| | TSE Corporate Governance Guideline | Does Storm Comply? | Comments |
|---|---|---|---|
| 1. | Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for: | | |
| | a. adoption of a strategic planning process | In Part | Management have prepared and regularly update a five year forward-looking computer model which is presented to the Board at least annually and considered prior to significant transactions. |
| | b. identification of principal risks, and implementing risk-managing systems | Yes | The Board has specifically identified the Corporation's principal risks and through its Audit Committee and reporting from the Chief Financial Officer and Chief Operating Officer it monitors the principal financial, environmental and derivative risks which the Corporation faces. |
| | c. succession planning and monitoring senior management | Yes | The Board has the mandate to consider board members and the Compensation Committee reviews the efforts of the Chief Executive Officer. |
| | d. communications policy | In Part | Senior management are responsible for the issuance of press releases and contacts with the financial community. The Board is responsible for all principal continuous disclosure documents, prospectuses and take-over bid circulars. Management have implemented a procedure to ensure effective communication between the Corporation, its Shareholders and the public. |
| | e. integrity of internal control and management information systems | Yes | The Board has directly and, through the appointment of various committees, put in place an effective system for monitoring the implementation of corporate strategies. Each of the following committees is responsible to review and advise the Board on implementation of corporate strategy in the noted areas:<br>- Compensation Committee: employment and remuneration<br>- Audit Committee: compliance of financial reporting with accounting principles and oversight of internal systems. |

| | TSE Corporate Governance Guideline | Does Storm Comply? | Comments |
|---|---|---|---|
| 2. | Majority of directors should be "unrelated" (free from conflicting interest) | Yes | Messrs. Brister, Clark and Wierzba are the only Board members who are related. |
| 3. | Disclose for each director whether he or she is related, and how that conclusion was reached | Yes | Mr. Brister - Related - is President and CEO of the Corporation.<br><br>Mr. Clark - Related - is Executive Director of the Corporation.<br><br>Mr. Wierzba - Related - is Vice President, Operations, and COO of the Corporation.<br><br>Mr. Brussa - Unrelated - is a partner with the law firm of Burnet, Duckworth & Palmer LLP which receives legal fees from time to time from the Corporation which do not aggregate a material amount.<br><br>Mr. Farries - Unrelated - has not worked for the Corporation, has no material contracts with the Corporation, and is not in a relationship which could materially interfere with his ability to act in the best interests of the Corporation.<br><br>Mr. MacDonald - Unrelated - he previously worked for the Corporation but has no current material contracts or other relationship which could materially interfere with his ability to act in the best interests of the Corporation.<br><br>Mr. Turnbull - Unrelated - is a partner with the law firm of Donahue LLP which receives legal fees from time to time from the Corporation which do not aggregate a material amount. |
| 4. | Appoint a Committee responsible for appointment/assessment of directors | No | The Board has the mandate to recommend candidates for filling vacancies on the Board and consider the governance processes of the Corporation. |

| | TSE Corporate Governance Guideline | Does Storm Comply? | Comments |
|---|---|---|---|
| 5. | Implement a process for assessing the effectiveness of the Board, its Committees and individual directors | In Part | No formal process exists for assessing the effectiveness of the Board nor individual directors and Committees. Although the size of the Board has decreased over recent years, a conscious decision was made to expand the business backgrounds and technical expertise of Board members in order that a variety of different viewpoints would be represented. |
| 6. | Provide orientation and education programs for new directors | In Part | Senior management provide an initial orientation for new directors. No formal education programs are in place, however, the services of outside experts are occasionally retained for specific matters. |
| 7. | Examine the size of the Board, with a view to improving effectiveness | Yes | A board must have enough directors to carry out its duties efficiently while presenting a diversity of views and experiences. The size of the Corporation's Board was reduced by one member during 1999. The Board believes that its current size of seven members promotes effectiveness and efficiency. |
| 8. | Review the compensation of directors in light of risks and responsibilities | Yes | The Compensation Committee obtains the results of a survey of the compensation provided to directors of similar sized companies and makes annual recommendations to the Board. The Committee does not feel that it is possible to remunerate directors for all of the risks and responsibilities assumed. |
| 9. | Committees should generally be composed of outside directors, a majority of whom are unrelated | Yes | The Corporation's committees are composed of a majority of non-management directors. |
| 10. | Appoint a Committee responsible for the approach to corporate governance issues | No | Given the small number of directors, the Board as a whole continues to be responsible for the governance of the Corporation. |

| | TSE Corporate Governance Guideline | Does Storm Comply? | Comments |
|---|---|---|---|
| 11. | The Board should develop position descriptions for the Board and for the CEO and the Board should approve or develop corporate objectives which the CEO is responsible for meeting | In Part | There is no specific mandate for the Board, since the Board has plenary power. Any responsibility which is not delegated to senior management or a Board committee remains with the full Board. The only position description for the CEO is contained in the Corporation's by-laws. Management develops annual corporate objectives which are presented to the Board at the time of the approval of the annual capital expenditure and general and administrative expense budgets. |
| 12. | Establish procedures to enable the Board to function independently of management | In Part | The Chairman of the Board is not a member of management. |
| 13. | a. establish an Audit Committee with a specifically defined mandate | Yes | The Corporation's Audit Committee is generally mandated to:<br>- monitor audit functions and the preparation of interim and annual financial statements;<br>- review all prospectuses, material change reports and the annual information circular;<br>- meet with the outside auditors independently of management; and<br>- meet with the independent engineering firm retained to evaluate the Corporation's oil and gas reserves without management being present. |
| | b. all members should be non-management directors | Yes | Present members are D. Keith MacDonald (Chairman), Gregory G. Turnbull and J. Keith Farries. |
| 14. | Implement a system to enable individual directors to engage outside advisers, at Corporation's expense | Yes | Individual directors can engage outside advisers as required or felt appropriate. |

**STORM ENERGY INC.**
**FORM OF PROXY**

**THIS FORM OF PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON MAY 15, 2002.**

The undersigned holder of Common Shares in the capital of Storm Energy Inc. (the "**Corporation**"), hereby appoints Matthew J. Brister, President and Chief Executive Officer of the Corporation, of Calgary, Alberta, or failing him, Donald G. McLean, Vice President, Finance and Chief Financial Officer of the Corporation, of Calgary, Alberta, or instead of either of them, ________________________________________ , as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the Annual and Special Meeting (the "**Meeting**") of holders of common shares of the Corporation to be held at the Sheraton Eau Claire Hotel, 255 Barclay Parade S.W., Calgary, Alberta T2P 5C2, on Wednesday, May 15, 2002 at 2:45 p.m. local time, and at any adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion except as otherwise specified below.

*Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the common shares represented by this* Form of Proxy in the following manner:

| | | |
|---|---|---|
| 1. | To fix the number of directors to be elected at the Meeting at seven | ☐ **FOR**<br>☐ **AGAINST** |
| 2. | Electing the nominees specified in the management proxy circular of the Corporation as directors for the ensuring year. | ☐ **FOR**<br>☐ **WITHHOLD FROM VOTING** |
| 3. | Appointing Deloitte & Touche LLP as the auditor of the Corporation for the ensuing year at a remuneration to be fixed by the directors. | ☐ **FOR**<br>☐ **WITHHOLD FROM VOTING** |
| 4. | Passing an ordinary resolution approving an increase in the number of common shares of the Corporation available for issuance pursuant to the Corporation's Stock Option Plan by 270,650 common shares. | ☐ **FOR**<br>☐ **WITHHOLD FROM VOTING** |

5. On any business which may properly come before the Annual and Special Meeting, or any adjournment(s) thereof, the proxy is authorized to act or vote as he or she in his or her discretion may advise.

**This proxy is solicited on behalf of the management of the Corporation. The common shares represented by this Form of Proxy will be voted, where the Shareholder has indicated his or her choice above, as directed or, if no direction is given, FOR the above proposal. The person or persons appointed under this Form of Proxy are conferred with *discretionary authority with respect to amendments or variations of those matters specified* in this Form of Proxy and the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting or any adjournment thereof. This Form of Proxy should be read in conjunction with the accompanying Notice of Meeting and Information Circular.**

**The undersigned hereby revokes any prior proxies.**

**DATED** ________________________________________, **2002**
**(If undated, this proxy will be considered to bear the date on which it was mailed to the Shareholder)**

**Signature**

________________________________________
**(Please sign, date and mail promptly in the enclosed envelope - the signature on this line should correspond exactly with the name in which the common shares which are the subject of this proxy are registered. See the Notes hereto.)**

<u>Notes:</u>

1. **The persons named in the enclosed Form of Proxy are directors and officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons designated in the Form of Proxy to represent the shareholder at Meeting. To exercise this right, the shareholder should insert the name of the desired representative in the blank space provided in this Form of Proxy or submit another proper Form of Proxy.**

2. In order to be effective, this Form of Proxy must be signed and forwarded so as to reach, or be deposited with, the Corporation's agent, Valiant Corporate Trust Company, Suite 510, 550 - 6 Avenue S.W., Calgary, Alberta, T2P 0S2, not later than 4:00 p.m. (Calgary time) on the last business day prior to the Meeting or any adjournment thereof.

3. The proxy shall be in writing and executed by the shareholder (using exactly the same name in which the common shares are registered) or such shareholder's attorney authorized in writing, or if such shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney. **A copy of any such authorization should accompany this Form of Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate.**

VALIANT
*Trust Company*

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

April 3, 2002

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

**Re: Storm Energy Inc.**
**Annual and Special Meeting of Shareholders**
**To Be Held on May 15, 2002**

In our capacity as the Agent for Storm Energy Inc., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Storm Energy Inc., on April 3, 2002.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Storm Energy Inc.
Attn: Ms. Adeline Roth

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF **STORM ENERGY INC.** |
| OF | ) | ("CORPORATION"), THE ANNUAL AND SPECIAL MEETING OF |
| ALBERTA | ) | SHAREHOLDERS TO BE HELD **MAY 15, 2002.** |

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON APRIL 3, 2002, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 1, 2002, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION;**

   **(a) a copy of the NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;**

   **(b) a copy of the MANAGEMENT INFORMATION CIRCULAR marked EXHIBIT "B" And identified by me;**

   **(c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;**

   **(d) a copy of the 2001 ANNUAL REPORT marked EXHIBIT "D" and identified by me;**

   **(e) a RETURN ENVELOPE marked EXHIBIT "E" and identified by me;**

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 3, 2002 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL POLICY STATEMENT NO. 41 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 3RD DAY OF APRIL 2002.

| | |
|---|---|
| "Pam Elliott" | "Cheryl Dahlager" |
| COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA | Cheryl Dahlager |

My commission expires on November 15, 2003.

**STORM ENERGY INC.**

**NOTICE OF ANNUAL AND SPECIAL MEETING OF THE HOLDERS OF COMMON SHARES TO BE HELD ON MAY 15, 2002**

**NOTICE IS HEREBY GIVEN** that the Annual and Special Meeting (the "Meeting") of the shareholders of Storm Energy Inc. ("Storm" or the "Corporation") will be held at the Sheraton Eau Claire Hotel, 255 Barclay Parade S.W., Calgary, Alberta, T2P 5C2, on Wednesday, May 15, 2002 at 2:45 p.m. local time, for the following purposes, namely:

1. to receive the financial statements for the year ended December 31, 2001 and the report of the auditors thereon;

2. to fix the number of directors to be elected at seven;

3. to elect directors for the ensuing year;

4. to appoint the auditor for the ensuring year;

5. to consider and, if deemed appropriate, pass an ordinary resolution approving an increase in the number of common shares of the Corporation available for issuance pursuant to the Corporation's Stock Option Plan by 270,650 common shares; and

6. to transact such other business as may properly come before the Meeting or any adjournment(s) thereof;

Only holders of record at the close of business on April 6, 2002 (the "Record Date") of Common Shares are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than ten days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

Holders of Common Shares ("Shareholders") may vote in person at the Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.

**Shareholders unable to be present at the Meeting are requested to date and sign the enclosed Form of Proxy and return it to the Corporation's agent, Valiant Corporate Trust Company, Suite 510, 550 - 6 Avenue S.W., Calgary, Alberta, T2P 0S2 in the enclosed envelope provided for that purpose. In order to be valid, proxies must be received by Valiant Corporate Trust Company not later than 4:00 p.m. (Calgary time) on the last business day prior to the Meeting or any adjournment thereof.**

A management information circular relating to the business to be conducted at the Meeting accompanies this Notice.

Calgary, Alberta
March 15, 2002

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Donald G. McLean
Vice President, Finance and Chief Financial Officer

# SME

## MANAGEMENT'S DISCUSSION & ANALYSIS





Gas is an increasingly large component of total production and in 2002 Storm anticipates that gas will represent 18% of Boe production per day.

The information set out below should be read in conjunction with the audited consolidated financial statements of the Company included in this Annual Report.

## MEASUREMENT AND EQUIVALENTS

- all financial amounts are stated in thousands of Canadian dollars except where otherwise indicated.
- conversion of natural gas volumes to a crude oil equivalent has been made using a ratio of 6 thousand cubic feet to 1 barrel of crude oil. Where comparison is useful certain measurements using a 10 to 1 conversion ratio have been included.
- volumetric measurements correspond to American Petroleum Institute standards.
- land ownership is measured in acres.
- for reporting purposes natural gas liquids have been aggregated with oil.

## HIGHLIGHTS

After the considerable growth of the Company's asset base through acquisition in the prior year, 2001 was a year of consolidation with corporate focus being directed to exploiting newly acquired properties. Although the Company examined a number of acquisition opportunities, none satisfied the Company's acquisition criteria, particularly in the area of price. Nevertheless, year on year production volumes grew by 74% (6:1) compared to 123% in 2000. The absolute increase was 4,311 Boe per day, the largest such increase since the Company was reorganized in late 1998. In addition, gas is an increasingly large component of total production and in 2002 Storm anticipates that gas will represent 48% of Boe (6:1) production per day. The first part of 2001 was characterized by high product prices, particularly for natural gas, and correspondingly high netbacks and cash flow. It also saw the acquisition of many of Storm's competitors with the result that there are a limited number of companies comparable to Storm in terms of size, operational and financial quality, and depth of management. However, the favourable product price environment was not sustainable and the erosion of product prices, which began well before the events of September 11 and the formal recognition of a North American recession, continued through to the end of 2001. Although cash flow has diminished, Storm's conservative approach to financing provides the Company with the resilience to maintain its exploration and development programs and to take advantage of the opportunities for growth which will present themselves in 2002. These opportunities will come from lower product prices, fewer potential buyers, and sellers motivated to rationalize property holdings after the surge of acquisitions in 2001. These conditions are likely to create a market environment favourable to well positioned companies such as Storm.

## KEY PERFORMANCE MEASUREMENTS

($ thousands, except where noted)

| Year ended December 31 | 2001 | 2000 | % Change |
|---|---|---|---|
| Production income | 134,028 | 88,529 | 51 |
| Cash flow from operations | 77,707 | 48,999 | 59 |
| - per share – diluted ($) | 2.72 | 2.05 | 33 |
| Net income | 32,142 | 18,339 | 75 |
| - per share – diluted ($) | 1.13 | 0.77 | 47 |
| Capital expenditures, net | 65,751 | 101,352 | (35) |
| Return on average capital employed (%) | 25 | 20 | 25 |
| Long term debt, (including working capital deficiency) | 65,990 | 78,466 | (16) |
| Shareholders' equity | 91,055 | 58,389 | 56 |
| Return on average shareholders' equity (%) | 43 | 40 | 8 |
| Net asset value | 269,920 | 207,215 | 30 |
| - per share – diluted ($) | 9.10 | 7.08 | 29 |
| Diluted shares outstanding (000's) | 29,662 | 29,277 | 1 |

## PRODUCTION INCOME

Production income increased by 51% in 2001 as a result of both volume increases throughout the year and higher product prices, particularly gas, for the first six months. Oil and liquids represented 66% of revenue before forward sale recognition and natural gas 34%. Volume increases resulted from the inclusion of a full year's production from acquisitions made in 2000 at Kitty, Golden and Evi in the Red Earth area of north central Alberta, and at Tommy Lakes in northeastern British Columbia. In addition, exploitation programs at Red Earth and in northeastern British Columbia resulted in volume additions considerably in excess of declines.



Gas Revenue
Oil Revenue
12.0
11.8
24.6
20.4
88.5
66.3
134.0
89.1
132.3
81.2
98
99
00
01
02e

Production Income
($Millions)

### Revenues

($ thousands, except where noted)

| Year ended December 31 | 2001 | 2000 | % Change |
|---|---|---|---|
| Crude oil and natural gas liquids | 88,565 | 69,430 | 28 |
| Natural gas | 46,023 | 24,951 | 84 |
| Income (loss) from hedging | (560) | (5,852) | (90) |
| Total production income | 134,028 | 88,529 | 51 |
| **Volumes** | | | |
| Crude oil – Bbls/day | 6,400 | 4,298 | 49 |
| Natural gas – Mcf/day | 22,640 | 9,386 | 141 |
| Total production – Boe/day 6:1 | 10,173 | 5,862 | 74 |
| Total production – Boe/day 10:1 | 8,664 | 5,236 | 65 |

## HEDGING GAINS AND LOSSES

Included in production income are gains and losses from hedge contracts. The Company enters into such contracts when fluctuations in commodity prices or interest rates or foreign exchange volatility will result in capital programs being compromised or debt levels exceeding internal guidelines. Details of hedging income and losses are as follows:

**Hedging gains and losses**
($ thousands, except where noted)

| Year ended December 31 | 2001 | 2000 |
|---|---|---|
| Increase (decrease ) in oil revenues | **615** | (3,143) |
| Increase (decrease) in gas revenues | **(1,175)** | (2,709) |
| Hedge gain (loss) | **(560)** | (5,852) |

Details of hedges outstanding during 2001 and 2000 are as follows:

| Natural gas and foreign exchange | Floor | Ceiling |
|---|---|---|
| November 1, 2000 – October 31, 2001 | | |
| 2,000 GJ/day at AECO | $CDN 4.00 | $CDN 7.25 |
| 7 Mmbtu/day at Sumas | $US 4.00 | $US 5.80 |
| Foreign currency - $US 850,000 per month at $CDN 0.6739 | | |
| November 1, 2001 – October 31, 2002 | | |
| 7 Mmbtu/day at Sumas | $US 3.50 | $US 5.10 |
| Foreign currency - $US 735,000 per month at $CDN 0.6792 | | |

| Crude oil |
|---|
| August 1, 2001 – December 31, 2001, 1,000 Bbls/day at $CDN 40.12/Bbl |
| January 1, 2002 – December 31, 2002, 1,000 Bbls/day at $CDN 37.63/Bbl |

Subsequent to December 31, 2001, the Company entered into a financial collar contract for the period April 1, 2002 to March 31, 2003. Under the contract the Company has a floor price of $CDN 2.75/GJ in respect of 9,000GJ/day at AECO for the period April 1, 2002 to October 31, 2002. For the period November 1, 2002 to March 31, 2003 the Company has a ceiling price of $CDN 5.15/GJ in respect of 12,755 GJ/day also at AECO. The Company's existing gas hedges and foreign currency contract were entered into to mitigate balance sheet risk with respect to the financing of the Tommy Lakes property acquisition in November 2000. The additional hedge entered into in 2002 is designed to provide price support to gas production from Tommy Lakes being tied in during the first quarter of 2002.

## ROYALTIES AND ALBERTA ROYALTY TAX CREDIT

Royalties, being Crown, freehold and overriding royalties, increased by 39% in 2001 over the prior year, before the Alberta royalty tax credit. Crown royalties are paid to provincial governments in Alberta and British Columbia; freehold royalties are paid to freehold leaseholders and overriding royalties are paid to joint venture partners. Higher royalties resulting from increased production were offset by a lower royalty rate, primarily attributable to lower gas prices in the latter half of the year. The Alberta royalty tax credit is a reduction in Alberta provincial taxes based on Crown royalties paid in Alberta. It declined as a percentage of revenue as a consequence of the Company's increasing exposure to activity in British Columbia. Storm is eligible for the maximum Alberta Crown royalty coverage under the program of $2,000,000, resulting in a cash recovery against royalties paid of $573,000.

**Royalties**

($ thousands, except where noted)

| Year ended December 31 | 2001 | 2000 | % Change |
|---|---|---|---|
| Oil | 25,367 | 19,998 | 27 |
| Gas | 11,111 | 6,284 | 77 |
| Total royalties | 36,478 | 26,282 | 39 |
| Average royalty per sales unit | | | |
| Oil - $ per Bbl | 10.86 | 12.71 | (15) |
| Gas - $ per Mcf | 1.35 | 1.83 | (26) |
| Total - $ per Boe 6:1 | 9.82 | 12.28 | (20) |
| Total - $ per Boe 10:1 | 11.54 | 13.71 | (16) |
| Royalties as a percentage of production income | | | |
| Oil | 29 | 29 | |
| Gas | 24 | 25 | |
| Total royalty percentage | 27 | 28 | |

## OTHER INCOME

Other income includes income received by Storm for treating and processing third party oil and gas at the Company's production facilities as well as overriding royalties. Such income amounted to $1,332,000 in 2001 and was 17% higher than the previous year.

## PRODUCTION EXPENSES

Production expenses increased 58% in 2001 compared to the prior year. The increase is due to higher production levels. In addition, higher costs for electrical power prevailed during the first part of the year. In December 2001 the Company began delivery of electrical power from two generators located at Red Earth. Approximately 2 megawatts per hour of power is generated which is sold at spot prices. In addition, the Company extracts approximately 70 Bbls/d of natural gas liquids which would otherwise be flared. A full year's contribution from the power generation facility is expected to result in a $0.31/Bbl reduction in production costs from these facilities. In 2002 production costs are expected to average $4.31 per barrel and $0.55 per Mcf respectively.

**Production expenses**

($ thousands, except where noted)

| Year ended December 31 | 2001 | 2000 | % Change |
|---|---|---|---|
| Oil | 9,898 | 7,171 | 38 |
| Gas | 4,514 | 1,940 | 133 |
| Total production expenses | 14,412 | 9,111 | 58 |
| Average production cost by commodity | | | |
| Oil - $ per Bbl | 4.24 | 4.56 | (7) |
| Gas - $ per Mcf | 0.55 | 0.56 | (2) |
| Total production cost per Boe 6:1 | 3.88 | 4.25 | (9) |
| Total production cost per Boe 10:1 | 4.56 | 4.75 | (4) |

## GENERAL AND ADMINISTRATIVE COSTS

Gross general and administrative costs increased by 40% in 2001 over the prior year. Increases were primarily due to a higher staff level and the part year impact of considerably increased insurance and accomodation costs. Overhead recovery costs, which are charged to partners as a recovery of overhead on capital projects, are applied as a reduction of gross general and administrative costs. The amount of such recoveries is determined by a standard industry formula and use of recoveries to reduce general and administrative costs also corresponds to industry practice. Recoveries amounted to $2,192,000 in 2001 and $1,623,000 in 2000. The Company does not capitalize any part of its general and administrative costs. Costs per Boe at 6:1 decreased to $0.73 in 2001 from $0.88 in 2000. The reduction reflects scale benefits as production levels increase and general operating efficiencies. In 2002 general and administrative costs are expected to total $2,686,000 or $0.60 per Boe at 6:1 and $0.70 per Boe at 10:1.

**General and administrative costs**
($ thousands, except where noted)

| Year ended December 31 | 2001 | 2000 | % Change |
|---|---|---|---|
| Gross general and administrative costs | 4,903 | 3,499 | 40 |
| Overhead recoveries | (2,192) | (1,623) | 35 |
| Net general and administrative costs | 2,711 | 1,876 | 45 |
| Net general and administrative costs per Boe 6:1 | 0.73 | 0.88 | (17) |
| Net general and administrative costs per Boe 10:1 | 0.86 | 0.98 | (12) |

## INTEREST ON LONG TERM DEBT

Interest expense increased to $4,213,000 in 2001 from $3,288,000 reflecting higher outstanding long term debt in 2001 resulting from debt financed acquisitions in 2000. Interest rates on long term debt averaged 6.2% compared to 7.4% in 2000. No interest is capitalized. For 2002 interest expense is expected to amount to $2,289,000, based on an expected interest rate of 4.5%.

**Interest on long term debt**
($ thousands, except where noted)

| Year ended December 31 | 2001 | 2000 | % Change |
|---|---|---|---|
| Interest expense | 4,213 | 3,288 | 28 |
| Interest expense per Boe 6:1 | 1.13 | 1.54 | (26) |
| Interest expense per Boe 10:1 | 1.33 | 1.72 | (23) |
| Average long term debt outstanding | 68,020 | 44,568 | 53 |
| Average interest rate (%) | 6.2 | 7.4 | (16) |

## DEPLETION AND DEPRECIATION

Depletion and depreciation charges for 2001 amounted to $21,022,000 compared to $12,961,000 for 2000. The increase in the depletion and depreciation charge is attributable to increased production and to the inclusion of a full year's depreciation charge on processing facilities constructed on the Company's gas properties in northeastern British Columbia late in 2000.

**Depletion and depreciation**
($ thousands, except where noted)

| Year ended December 31 | 2001 | 2000 | % Change |
|---|---|---|---|
| Depletion and depreciation | 21,022 | 12,961 | 62 |
| Depletion and depreciation per Boe 6:1 | 5.66 | 6.06 | (7) |
| Depletion and depreciation per Boe 10:1 | 6.65 | 6.76 | (2) |
| Depletion and depreciation rate (%) | 12 | 9 | |

## PROVISION FOR SITE RESTORATION AND ABANDONMENT

Storm's provision for site restoration and abandonment for 2001 amounted to $1,452,000 compared to $663,000 for 2000. The increase in the provision is attributable to the growing importance to the Company of its gas properties in northeastern British Columbia, where the remote location will result in higher abandonment costs.

**Provision for site restoration and abandonment**
($ thousands, except where noted)

| Year ended December 31 | 2001 | 2000 | % Change |
|---|---|---|---|
| Site restoration and abandonment | 1,452 | 663 | 119 |
| Site restoration and abandonment per Boe 6:1 | 0.39 | 0.31 | 26 |
| Site restoration and abandonment per Boe 10:1 | 0.46 | 0.35 | 31 |

## INCOME AND OTHER TAXES

Future income tax amounted to $23,091,000 compared to $17,036,000 for 2000 or 41.5% of pre-tax income compared to 47.6%. The reduction in the effective tax rate is principally due to a reduction in the Alberta provincial tax rate. Large corporations tax is based on taxable capital employed by the Company and the increase results from the Company's growth in 2001.

**Income and other taxes**
($ thousands, except where noted)

| Year ended December 31 | 2001 | 2000 | % Change |
|---|---|---|---|
| Future income tax | 23,091 | 17,036 | 36 |
| Large corporations tax | 413 | 410 | 1 |
| Total income and other taxes | 23,504 | 17,446 | 35 |

| Estimated tax pools<br>($ thousands) | Amount | Rate of<br>Claim |
|---|---|---|
| Canadian oil and gas property expense (COGPE) | 60,387 | 10% |
| Canadian exploration expense (CEE) | 515 | 100% |
| Canadian development expense (CDE) | 25,629 | 30% |
| Undepreciated capital cost (UCC) | 50,567 | 7% - 100% |
| Total | 137,098 | |



32.1
27.7
18.3
4.5
(11.1)
98 99 00 01 02e

Net Income ($Millions)

## NET INCOME

Net income for the year amounted to $32,142,000 compared to the amount reported for 2000 of $18,339,000. Diluted per share amounts were $1.13 compared to $0.77. Based on Company generated product pricing forecasts, production increases and the Company's controllable cost structure, net income for 2002 is forecasted to be $27.7 million or $0.93 per diluted share.

**Net income**
Year ended December 31

| ($ thousands, except where noted) | Net income | Diluted per share ($) |
|---|---|---|
| 2001 | 32,142 | 1.13 |
| 2000 | 18,339 | 0.77 |
| 1999 | 4,513 | 0.16 |

## CASH FLOW FROM OPERATIONS

Cash flow from operations, measured as net income adjusted for non-cash charges, grew by 59% to $77,707,000 in 2001 from $48,999,000 in 2000. Cash flow is the principal source of funding for Storm's capital programs. In 2001 capital expenditures amounted to 85% of cash flow, compared to 2000 where capital expenditures were more than double cash flow, primarily as a result of core area property acquisitions which totalled $51 million. Storm anticipates that cash flow for 2002 will amount to $78 million or $2.73 per diluted share.


4.6
13.8
49.0
77.7
78.2
98
99
00
01
02e
Cash Flow ($Millions)

Cash flow from operations
Year ended December 31

| ($ thousands, except where noted) | Cash flow | Diluted per share ($) |
|---|---|---|
| 2001 | 77,707 | 2.72 |
| 2000 | 48,999 | 2.05 |
| 1999 | 13,813 | 0.51 |

## CASH FLOW SENSITIVITIES

The quality of the Company's predictions of future earnings and cash flows is subject to a number of factors outside of the Company's control. References to 2002 net income and cash flow assume that the price realized for liquids will reflect a West Texas Intermediate price per barrel of oil of $US 22.00 and a realized gas price to the Company of $CDN 3.45/Mcf. The impact of changes to these prices and variations in other factors used to estimate future results are set out below.

| 2002 Cash Flow Sensitivities | 2002 Assumptions | Cash Flow ($'000s) | Diluted Cash Flow per share (¢) |
|---|---|---|---|
| Change of US$1.00/Bbl in WTI price | 22.00 | 2,197 | 7.4 |
| Change in oil production of 100 Bbls/d | 6,429 | 750 | 2.5 |
| Change of CDN $0.10/Mcf in gas price | 3.45 | 1,142 | 3.9 |
| Change in gas production of 1 Mmcf/d | 37 | 841 | 2.8 |
| Change of $0.01 in $US/$CDN exchange rate | 0.65 | 756 | 2.5 |
| Change of 1% in interest rate | 4.5 | 510 | 1.7 |

## FIELD AND CASH FLOW NETBACKS

The table below sets out Storm's operating results on a Boe basis at a field and cash flow level.

**Field and cash flow netbacks ($/Boe)**

| | 6:1 | | | 10:1 | | |
|---|---|---|---|---|---|---|
| Year ended December 31 | **2001** | 2000 | % Change | **2001** | 2000 | % Change |
| Field price | **36.25** | 44.11 | (18) | **42.56** | 49.25 | (14) |
| Hedging gain (loss) | **(0.15)** | (2.73) | (95) | **(0.18)** | (3.05) | (94) |
| Royalties | **(9.82)** | (12.28) | (20) | **(11.54)** | (13.71) | (16) |
| Alberta royalty tax credit | **0.15** | 0.14 | 7 | **0.18** | 0.15 | 20 |
| Production expenses | **(3.88)** | (4.25) | (9) | **(4.56)** | (4.75) | (4) |
| **Field netback** | **22.55** | 24.99 | (10) | **26.46** | 27.89 | (5) |
| Other income | **0.36** | 0.53 | (32) | **0.42** | 0.59 | (29) |
| General and administrative | **(0.73)** | (0.88) | (17) | **(0.86)** | (0.98) | (12) |
| Interest | **(1.13)** | (1.54) | (26) | **(1.33)** | (1.72) | (23) |
| Income and other taxes | **(0.11)** | (0.19) | (42) | **(0.13)** | (0.21) | (38) |
| **Cash flow net back** | **20.94** | 22.91 | (8) | **24.56** | 25.57 | (4) |
| Depletion and depreciation | **(5.66)** | (6.06) | (7) | **(6.65)** | (6.76) | (2) |
| Site restoration and abandonment | **(0.39)** | (0.31) | 26 | **(0.46)** | (0.35) | 31 |
| Future income tax | **(6.22)** | (7.96) | (22) | **(7.30)** | (8.89) | (18) |
| Net income | **8.67** | 8.58 | 1 | **10.15** | 9.57 | 6 |

## CAPITAL EXPENDITURES

Capital expenditures for 2001 totaled $67,160,000 before proceeds from minor dispositions of $1,409,000, compared to expenditures of $105,814,000 and dispositions of $4,462,000 in 2000. Expenditures in 2000 included $51,300,000 in major property acquisitions. There were no similar major outlays in 2001. However field program costs in 2001 increased by 23% over the prior year amount. Capital expenditures in the final quarter 2001 amounted to $18,633,000, or 28% of the annual total, as a consequence of weather conditions in northeastern British Columbia favouring an early start to the Company's winter drilling program. As a consequence, approximately $7.6 million scheduled to be spent in the first quarter of 2002 was spent in the final quarter of 2001. A preliminary estimate of capital expenditures for 2002 amounts to $40.4 million.

**Net capital expenditures**
($ thousands, except where noted)

| Year ended December 31 | 2001 | 2000 | % Change |
|---|---|---|---|
| Land | 4,672 | 2,880 | 62 |
| Seismic | 3,397 | 6,712 | (49) |
| Drilling and completion | 29,502 | 25,179 | 17 |
| Total exploration and development | 37,571 | 34,771 | 8 |
| Facilities, equipment and workovers | 27,306 | 14,813 | 84 |
| Acquisitions | 825 | 55,436 | (99) |
| Dispositions | (1,409) | (4,462) | (68) |
| Net operations | 64,293 | 100,558 | (36) |
| Field inventory | 1,292 | 547 | 136 |
| Administrative assets | 166 | 247 | (33) |
| Net capital expenditures | 65,751 | 101,352 | (35) |

## TOTAL DEBT

Debt is the total of the Company's working capital deficiency and its revolving line of credit. Working capital deficiency results from the active operated field program and high working interest position, resulting in amounts due to suppliers under capital programs being included in accounts payable. At December 31, 2001, the Company had available a revolving bank line of credit in the amount of $90,000,000, which bears interest at rates approximating the bank's prime rate. The Company's policy is to maintain debt levels not exceeding 1.5 times projected annualized cash flow. Debt levels for 2001 and the projected level for 2002 are well within this guideline.

**Total debt**
($ thousands, except where noted)

| At December 31 | 2001 | 2000 | % Change |
|---|---|---|---|
| Working capital deficiency | 10,981 | 6,703 | 64 |
| Long term debt | 55,009 | 71,763 | (23) |
| Total debt | 65,990 | 78,466 | (16) |
| Cash flow | 77,707 | 48,999 | 59 |
| Debt to cash flow | 0.8:1 | 1.6:1 | |

## NET ASSET VALUE

Net asset value and net asset value per diluted share at December 31, 2001 increased by 30% and 29%, respectively, over the prior year. The increase is due to additions to reserves resulting from field exploration programs. Established reserves increased by 28%, offset by a reduction in reserve value to $12.78 per Boe from $13.82 per Boe at the end of 2000. This reduction is due to the lower pricing regime used in the 2001 year end independent reserve valuation compared to pricing used in the prior year's report. The increase in the Company's undeveloped acreage and reduced debt also contributed to increased net asset values.

**Year end net asset value per diluted share**

($ thousands, except where noted)

| At December 31 | 2001 | 2000 | % Change |
|---|---|---|---|
| Present value of established reserves, discounted at 10% | 310,983 | 269,355 | 15 |
| Undeveloped acreage | 16,318 | 10,891 | 50 |
| Long term debt | (55,009) | (71,763) | (23) |
| Working capital deficiency | (10,981) | (6,703) | 64 |
| Proceeds on exercise of stock options/warrants | 8,609 | 5,435 | 58 |
| Net asset value | 269,920 | 207,215 | 30 |
| Diluted shares outstanding at year end ('000) | 29,662 | 29,277 | 1 |
| Net asset value per diluted share | 9.10 | 7.08 | 29 |

## COMMON SHARE TRADING ACTIVITY

The following table sets forth the reported high and low sale prices (which are not necessarily the closing prices) and the trading volumes for the common shares of Storm for the periods indicated, as reported by sources that the Company believes to be reliable.

**Common Share Trading Summaries**

($ except volume)

| 2001 | High | Low | Volume |
|---|---|---|---|
| 1st Quarter | 9.00 | 5.70 | 5,548,282 |
| 2nd Quarter | 12.00 | 8.35 | 5,564,522 |
| 3rd Quarter | 9.85 | 7.55 | 1,529,348 |
| 4th Quarter | 10.75 | 7.60 | 5,067,655 |
| Total | | | 17,709,807 |
| Year End Closing Price | 9.50 | | |
| 2000 | | | |
| 1st Quarter | 3.50 | 2.35 | 4,569,229 |
| 2nd Quarter | 6.20 | 3.15 | 3,345,507 |
| 3rd Quarter | 6.15 | 5.05 | 3,310,415 |
| 4th Quarter | 5.95 | 5.00 | 1,362,683 |
| Total | | | 12,587,834 |
| Year End Closing Price | 5.80 | | |

## QUARTERLY INFORMATION

Summarized results for the fourth quarter of the year are set out below along with results for the preceding three quarters.

| | 2001 | | | | | 2000 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Quarterly results – financial** ($ thousands, except where noted) | Q1 '01 | Q2 '01 | Q3 '01 | Q4 '01 | Total | Q1 '00 | Q2 '00 | Q3 '00 | Q4 '00 | Total |
| Oil and gas revenues | 43,233 | 38,049 | 28,379 | 24,927 | 134,588 | 12,890 | 17,984 | 25,552 | 37,955 | 94,381 |
| Cash flow from operations | 22,987 | 21,730 | 17,752 | 15,238 | 77,707 | 7,133 | 9,418 | 13,605 | 18,843 | 48,999 |
| Per share diluted | 0.81 | 0.75 | 0.62 | 0.55 | 2.72 | 0.27 | 0.36 | 0.57 | 0.69 | 2.05 |
| Net income | 9,256 | 9,486 | 6,130 | 7,270 | 32,142 | 2,350 | 3,536 | 5,158 | 7,295 | 18,339 |
| Per share diluted | 0.32 | 0.34 | 0.21 | 0.26 | 1.13 | 0.09 | 0.14 | 0.22 | 0.27 | 0.77 |
| Capital expenditures,net | 27,206 | 6,866 | 13,047 | 18,632 | 65,751 | 8,418 | 30,538 | 14,633 | 47,763 | 101,352 |
| Total debt | 82,677 | 67,618 | 62,760 | 65,990 | 65,990 | 33,173 | 54,099 | 49,498 | 78,466 | 78,466 |

| **Quarterly results – operations** | Q1 '01 | Q2 '01 | Q3 '01 | Q4 '01 | Total | Q1 '00 | Q2 '00 | Q3 '00 | Q4 '00 | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Production, oil and liquids (Bbls/d) | 6,416 | 6,167 | 6,261 | 6,754 | 6,400 | 3,024 | 3,930 | 5,273 | 4,946 | 4,298 |
| Average price ($CDN/Bbl) | 42.42 | 41.24 | 39.04 | 30.17 | 38.19 | 40.22 | 41.61 | 45.07 | 47.76 | 44.39 |
| WTI $US/Bbl | 28.69 | 27.97 | 26.50 | 20.43 | 25.95 | 28.72 | 28.63 | 31.55 | 31.84 | 30.26 |
| Production, natural gas (Mmcf/d) | 18.9 | 24.6 | 23.3 | 23.7 | 22.6 | 6.9 | 8.4 | 7.7 | 14.5 | 9.4 |
| Average price ($CDN/Mcf) | 11.04 | 6.66 | 2.74 | 2.97 | 5.57 | 2.90 | 4.07 | 5.21 | 12.21 | 7.26 |
| Boe/d (10:1) | 8,302 | 8,626 | 8,595 | 9,124 | 8,664 | 3,714 | 4,766 | 6,042 | 6,400 | 5,236 |
| Boe/d (6:1) | 9,560 | 10,266 | 10,151 | 10,705 | 10,173 | 4,175 | 5,323 | 6,556 | 7,370 | 5,862 |

The final quarter of 2001 was characterized by declining prices for crude oil and natural gas, driven by economic uncertainty and inventory oversupply. The average price received by the Company for crude oil fell before hedging gains to $30.17/Bbl in the fourth quarter from $39.04/Bbl in the third quarter of the year. Average gas prices rose to $2.97/Mcf from $2.74/Mcf in the third quarter of 2001. Comparable prices for the same quarter of the preceding year were $47.76/Bbl for crude oil and $12.21/Mcf for gas. Production on a Boe 6:1 basis for the quarter increased by 5% (10:1 - 6%) over the third quarter of 2001 and by 45% (10:1 - 43%) over the fourth quarter of 2000. Capital expenditures for the quarter rose to $18,632,000 from $13,047,000 in the third quarter of 2001 and from $17,763,000 (before acquisition costs of $30 million associated with the Tommy Lakes property) in the same quarter of 2000 as the Company began its winter drilling program.

## LIQUIDITY AND CAPITAL

The Company's preliminary capital expenditure budget for 2002 anticipates the expenditure of $40.4 million which will be funded from cash flow which is budgeted to amount to approximately $78.2 million. Capital programs will thus amount to 52% of cash flow. Cash flow in excess of capital expenditures will be applied to reduce the Company's bank line, which by year end, assuming no additional capital programs are implemented, will be less than $30 million. The Company's current bank line amounts to $90 million. Accordingly, the Company has considerable financial resources available to pursue exploration or acquisition opportunities. Within working capital, receivables and payables are settled in accordance with normal industry standards. Given the recent collapse of Enron Corp and related concerns about debt downgrading at other marketing firms, the Company has taken steps to improve the quality of receivables from such organizations.

## ACCOUNTING AND AUDIT

The Company's conservative approach to financing of its operations also extends to transaction and asset measurement. Accounting, financial measurement and reserve evaluation in the oil and gas industry are based on standards that are well established and have evolved over a period of time. These standards also have widespread acceptance, contributing to comparability between firms. There are certain aspects of the Company's operations and financial measurement which merit review in the light of recent concerns about the overall quality of accounting measurement across a range of industries. The Company conducts part of its operations through joint venture relationships with other industry partners. The financial terms of joint ventures vary widely but for accounting purposes the Company follows industry practice of including in its accounts only its pro rata share of income, costs, receivables, payables, obligations and capital expenditures from such joint ventures. With respect to financing of projects, generally joint ventures relating to producing wells are self-financed as production revenues are first applied against operating costs before the net amount is distributed to participants. With respect to exploration or development joint ventures, participants are subject to cash calls reflecting their economic interest in the project, which are used to fund project costs. The Company is not a party to any joint venture which has stand alone financing and does not guarantee the debt obligations of any third party. The Company also uses financial instruments such as hedges. With respect to hedge contracts, the Company marks to market and recognizes income and losses from contracts for only that part of the contract completed at period end. The Company does not include in income any gains from hedge contracts which relate to sales of oil or gas made subsequent to the end of the measurement period. Finally the Company is not a party, either directly or through guarantees, to any financial arrangements or obligations which may be regarded as off balance sheet.

The Company has employed the accounting firm of Deloitte & Touche LLP since the year ended December 31, 1999 to audit its annual financial statements and to review its quarterly reports before delivery to shareholders. Audit representatives meet with the Audit Committee of the Board of Directors prior to the release of quarterly and annual financial information. The Company also uses Deloitte & Touche LLP to provide tax services. The Company does not use Deloitte & Touche LLP to provide any other consulting services.

**Audit and other fees** ($ thousands)

| Year ended December 31 | 2001 | 2000 |
|---|---|---|
| Annual audit and review of quarterly reports | 53.5 | 42.6 |
| Tax services | 51.8 | 10.5 |
| Total | 105.3 | 53.1 |

## BUSINESS RISKS

### Exploration and development

The Company faces intense competition for land, for experienced drilling crews and for capable technical staff. The Company addresses this risk by focusing on specific geographic areas where detailed knowledge can be successfully levered. In addition, the Company's preference for high working interests and field operatorship gives the Company superior control over the timing and quality of field projects. Staff compensation programs involve a stock option plan and a stock savings plan in which all staff are eligible to participate.

### Processing

Oil and gas produced by the Company are processed at production facilities which can be subject to closure to accommodate scheduled and unscheduled maintenance or facility expansion. The Company mitigates this risk by taking an ownership position in key facilities.

### Transportation

Products are usually transported to markets through a third party supplier and closures or curtailments may occur over which the Company has limited control.

### Environmental

The Company's operations are environmentally sensitive and spills and other damage can occur for which the Company and its partners are liable for reclamation costs. The Company believes that it follows best oilfield practices in this area. Insurance is also maintained but the cost of such insurance is increasing and the coverage provided is decreasing.

### Safety

Safety is a fundamental aspect of good oilfield practice. Appropriate training is provided to employees and the Company endeavours to secure experienced contractors and complies with industry standards and recommendations. The Company's chief operating officer reports to the Board of Directors at each meeting on safety and environmental compliance issues.

### Kyoto Protocol

Canada is a signatory to the Kyoto Protocol regarding greenhouse gas emissions. At this stage timing of ratification of this agreement by the Canadian and United States governments is uncertain and public policy with respect to implementation of the agreement is equally uncertain. Accordingly, the Company is unable to measure the possible future impact of Kyoto on its business.

### Land availability

Land otherwise available for exploration may become subject to endangered species protection legislation and First Nations traditional lands may be subject to restricted access. The Company actively participates with stakeholders in the resolution of land ownership and management issues.

### Product prices

Product prices are volatile and are subject to a wide range of unforeseeable events outside of the Company's control. Risk can be mitigated by using hedges and other price protection mechanisms. The Company uses such tools to protect capital programs from payout delays and to secure suitably priced financing. The Company does not use hedging instruments to speculate on commodity price direction. Any hedging arrangements entered into by the Company require the approval of the president and the chief financial officer.

### Foreign exchange

Ultimately the Company's products are priced in US dollars and the Canadian – US dollar exchange rate has a considerable impact on the Company's financial results. The Company may hedge this exposure, as part of its overall hedging strategy, however unhedged revenues have benefited from the steady erosion in value of the Canadian dollar in recent years.

# SME

## FINANCIAL REPORTS





## MANAGEMENT'S REPORT

**To the Shareholders of Storm Energy Inc.:**

The financial statements of Storm Energy Inc. were prepared by management in accordance with appropriately selected generally accepted accounting principles in Canada. Management has used estimates and careful judgment, particularly in those circumstances where transactions affecting current periods are dependent on information not known for certain until a future period. The financial and operational information contained in this annual report is consistent with that reported in the financial statements.

Management is responsible for the integrity of the financial and operational information contained in this report. The Company has designed and maintains internal controls to provide reasonable assurance that assets are properly safeguarded and that the financial records are well maintained and provide relevant, timely and reliable information to management. The financial statements have been prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in the notes to the financial statements.

External auditors appointed by the shareholders have conducted an independent examination of the corporate and accounting records in order to express their opinion on the financial statements. The Audit Committee has met with the external auditors and management in order to determine if management has fulfilled its responsibilities in the preparation of the financial statements. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.

(signed)

Donald McLean
Vice President, Finance and Chief Financial Officer
February 15, 2002

(signed)

Adeline Roth
Controller

## AUDITORS' REPORT

**To the Shareholders of Storm Energy Inc.:**

We have audited the consolidated balance sheets of Storm Energy Inc. as at December 31, 2001 and 2000 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed)

Calgary, Alberta
February 15, 2002

Deloitte & Touche LLP
Chartered Accountants

## CONSOLIDATED BALANCE SHEETS

| As at December 31, | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| **ASSETS** | | |
| **Current** | | |
| Accounts receivable | 11,547,637 | 21,845,874 |
| Prepaid expenses | 1,327,909 | 1,831,522 |
| | 12,875,546 | 23,677,396 |
| Capital assets [notes 2 & 3] | 195,006,440 | 150,277,213 |
| | 207,881,986 | 173,954,609 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | 23,856,894 | 30,380,452 |
| Long term debt [note 4] | 55,008,909 | 71,762,735 |
| Provision for site restoration and abandonment | 2,192,486 | 744,933 |
| Future income tax [note 6] | 35,768,729 | 12,677,527 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital [note 5] | 39,378,878 | 38,653,624 |
| Retained earnings | 51,676,090 | 19,735,338 |
| | 91,054,968 | 58,388,962 |
| | 207,881,986 | 173,954,609 |

See accompanying notes

On behalf of the Board:

(signed)

Stuart G. Clark
Director

(signed)

Gregory G. Turnbu
Director

# CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

| Years Ended December 31, | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| **Revenue** | | |
| Production income | 134,028,009 | 88,528,815 |
| Royalties | (36,477,467) | (26,282,050) |
| Alberta royalty tax credit | 572,626 | 296,173 |
| Other income | 1,332,345 | 1,140,854 |
| | 99,455,513 | 63,683,792 |
| **Expenses** | | |
| Production | 14,412,026 | 9,111,334 |
| General and administrative | 2,710,762 | 1,875,585 |
| Interest on long term debt | 4,212,735 | 3,287,990 |
| Depletion and depreciation [note 2] | 21,022,066 | 12,961,244 |
| Provision for site restoration and abandonment | 1,451,555 | 662,801 |
| | 43,809,144 | 27,898,954 |
| **Income before income and other taxes** | 55,646,369 | 35,784,838 |
| **Income and other taxes [note 6]** | | |
| Future income tax | 23,091,202 | 17,036,077 |
| Current and large corporations tax | 413,411 | 410,061 |
| | 23,504,613 | 17,446,138 |
| **Net income for the year** | 32,141,756 | 18,338,700 |
| **Retained earnings, beginning of year** | 19,735,338 | 2,445,277 |
| **Purchase cost in excess of stated value of shares redeemed [note 5]** | (201,004) | (1,048,639) |
| **Retained earnings, end of year** | 51,676,090 | 19,735,338 |
| **Net income per share [note 7]** | | |
| **Basic** | 1.16 | 0.78 |
| **Diluted** | 1.13 | 0.77 |

See accompanying notes

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| Years Ended December 31, | 2001<br>$ | 2000<br>$ |
|---|---|---|
| **Operating activities** | | |
| Net income for the year | 32,141,756 | 18,338,700 |
| Add non-cash items: | | |
| Depletion and depreciation | 21,022,066 | 12,961,244 |
| Provision for site restoration and abandonment | 1,451,555 | 662,801 |
| Future income tax | 23,091,202 | 17,036,077 |
| Cash flow from operations | 77,706,579 | 48,998,822 |
| Site restoration paid | (3,996) | (8,201) |
| Net change in non-cash working capital items [note 8] | 1,775,205 | 394,971 |
| | 79,477,788 | 49,385,592 |
| **Financing activities** | | |
| Proceeds from exercise of stock options | 790,678 | 131,928 |
| Proceeds from exercise of warrants | – | 7,159,000 |
| Common shares repurchased [note 5] | (266,428) | (1,394,937) |
| (Decrease) increase in long term debt | (16,753,826) | 39,448,808 |
| | (16,229,576) | 45,344,799 |
| **Investing activities** | | |
| Capital asset additions | (67,159,963) | (105,814,157) |
| Capital asset dispositions | 1,408,664 | 4,462,140 |
| Net change in non-cash working capital items [note 8] | 2,503,087 | 6,621,626 |
| | (63,248,212) | (94,730,391) |
| **Increase (decrease) in cash during the year** | – | – |
| **Cash, beginning of year** | – | – |
| **Cash, end of year** | – | – |

| **Cash flow from operations per share** [note 7] | | |
|---|---|---|
| Basic | 2.81 | 2.08 |
| Diluted | 2.72 | 2.05 |

See accompanying notes

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2001 and 2000

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Storm Energy Inc. ("the Company") and its subsidiary and have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the statements and the accompanying notes. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

**Capital Assets**

**a. Petroleum and Natural Gas Properties and Equipment**

The Company follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs associated with the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in a Canadian cost centre. Such costs include lease acquisition, drilling, geological and geophysical equipment costs and overhead expenses related to exploration and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proved reserves are attributable to the properties.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of production equipment is provided using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. Production and reserves of natural gas are converted to equivalent barrels of crude oil based on the relative energy content of each product. Processing facilities are depreciated on a straight-line basis over the estimated useful life of the facility.

The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties, plus provision for future development costs of proved undeveloped reserves.

The net carrying value of the Company's petroleum and natural gas properties is limited to an ultimate recoverable amount ("ceiling test"). This amount is the aggregate of estimated future net revenues from proved reserves and the costs of unproved properties, net of impairment allowances, less future estimated production costs, general and administrative costs, financing costs, future removal and site restoration costs and income taxes. Future net revenues are estimated using prices and costs without escalation or discounting, and the income tax and Alberta Royalty Tax Credit legislation in effect at the end of the year.

**b. Office Furniture and Equipment**

Office furniture and equipment are recorded at cost and are depreciated on the declining balance basis using rates varying from 7% to 100%.

**c. Leasehold Improvements**

Leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the lease term, including one renewal period.

**d. Provision for Site Restoration and Abandonment**

Provisions for future site restoration and abandonment are made over the life of the Company's oil and gas properties using a unit-of-production basis. The estimate includes the cost of equipment removal and environmental clean up in accordance with current cost, anticipated methods, existing legislation and industry practice. Actual expenditures are charged against the provision as incurred.

**Joint Operations**

Certain of the Company's exploration and production activities are conducted jointly with others through unincorporated joint ventures. The accounts of the Company reflect its proportionate interest in such activities.

### Income Taxes

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities. Future income tax liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

### Measurement Uncertainty

The amounts recorded for depletion and depreciation of capital assets, the provision for site restoration and abandonment costs and amounts used for ceiling test calculations are based on estimates of reserves and future costs. The Company's reserve estimates are reviewed annually by an independent engineering firm. These estimates of reserves and related future cash flows, are subject to measurement uncertainty and the impact on the financial statements of changes in such estimates in future periods could be material.

### Financial Instruments

The Company periodically utilizes financial instruments and commodity contracts to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. These contracts are used as hedges against product price changes and are not used for speculative purposes. Payments and receipts on these contracts are recognized in sales revenues at the time of sale of the related production.

Short term financial instruments, being accounts receivable and accounts payable, approximate their carrying values. The fair value of long term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

### Stock Based Compensation

The Company has a stock based compensation plan as described in Note 5. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees or directors with respect to the exercise of stock options is credited to share capital.

### Per Share Amounts

Net income and cash flow from operations per share are calculated using the weighted average number of shares outstanding during the year. Diluted net income and cash flow from operations per share are calculated using the treasury stock method to determine the dilutive effect of stock options. The treasury stock method assumes that the proceeds received from the exercise of "in the money" stock options are used to repurchase common shares at the average market rate during the period.

## 2. CAPITAL ASSETS

| | December 31, 2001 | | December 31, 2000 | |
|---|---|---|---|---|
| | Cost | Accumulated Depletion and Depreciation | Cost | Accumulated Depletion and Depreciation |
| Petroleum and natural gas properties and equipment | 256,800,518 | 62,170,779 | 191,215,100 | 41,281,386 |
| Office furniture and equipment | 747,606 | 417,717 | 613,877 | 298,273 |
| Leasehold improvements | 120,672 | 73,860 | 88,522 | 60,627 |
| | 257,668,796 | 62,662,356 | 191,917,499 | 41,640,286 |
| Net book value | 195,006,440 | | 150,277,213 | |

Undeveloped property costs of $6,607,000 (2000 - $3,967,000) were excluded from the depletion base at December 31, 2001.

A ceiling test calculation as at December 31, 2001 indicated that the ultimate recoverable amount from proved reserves exceeded the net carrying value of the Company's petroleum and natural gas properties. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value. The prices used in the ceiling test were based on year end prices at December 31, 2001 being $28.61 per barrel of crude oil, $3.70 per mcf for gas and $17.48 per barrel for natural gas liquids.

As at December 31, 2001, the Company's share of the estimated future site restoration and abandonment costs to be accrued over the life of the remaining proved reserves was $10,147,000.

## 3. BUSINESS ACQUISITIONS

Included in capital additions for the year ended December 31, 2000 are the following major acquisitions:

### a. Acquisition of Interest in Red Earth Properties

Effective May 1, 2000, the Company acquired certain petroleum and natural gas properties in the Red Earth area of north central Alberta for a purchase price of $21.0 million. The acquisition of these properties was funded utilizing the Company's credit facility.

### b. Acquisition of Tommy Lakes Property

Effective November 1, 2000, the Company acquired certain petroleum and natural gas properties in the Tommy Lakes area of north east British Columbia for a purchase price of $30.0 million. The acquisition of these properties was funded utilizing the Company's credit facility.

## 4. LONG TERM DEBT

The Company has a revolving term credit facility with a Canadian financial institution, which has been classified as long term because the facility is reviewed annually and will continue to revolve unless certain conditions are not met. If the conditions are not met and the revolving period ceases, the facility automatically becomes a three year term facility. The Company has $90 million (2000 - $80 million) available under this facility. Under the facility, loan advances bear interest, payable monthly, at the bank's prime rate. A floating charge demand debenture in the amount of $150,000,000 covering all of the assets of the Company and a general security agreement have been pledged as collateral. The average interest rate on the amount drawn during the year was 6.2% (2000 – 7.4%).

## 5. SHARE CAPITAL

### a. Authorized

An unlimited number of voting common shares

An unlimited number of preferred shares

### b. Issued

| | Number of Shares | Consideration $ |
|---|---|---|
| Common Shares | | |
| Balance as at December 31, 1999 | 21,726,264 | 30,849,912 |
| Issued upon exercise of stock options | 262,470 | 131,928 |
| Issued upon exercise of warrants | 5,727,200 | 8,018,080 |
| Purchased by normal course issuer bid | (245,600) | (346,296) |
| Balance as at December 31, 2000 | 27,470,334 | 38,653,624 |
| Issued upon exercise of stock options | 358,074 | 790,678 |
| Purchased by normal course issuer bid | (46,400) | (65,424) |
| Balance as at December 31, 2001 | 27,782,008 | 39,378,878 |

### c. Stock Based Compensation Plan

The Company has a stock option plan under which it may grant, at the Company's discretion, stock options to its directors, officers and employees for the purchase of common shares. Under the plan, 2,092,681 (2000 – 1,850,755) shares are reserved for issuance. The exercise price of each option equals the weighted average price of the five days prior to the date of grant and an option's maximum term is five years. The options vest at the end of the fourth year.

A summary of the status of the Company's stock option plan as of December 31, 2001 and 2000, and changes during the years ending on those dates is presented below:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Shares (000's) | Weighted-Average Exercise Price ($) | Shares (000's) | Weighted-Average Exercise Price ($) |
| Outstanding at beginning of year | 1,807 | 3.01 | 1,310 | 1.76 |
| Granted | 995 | 8.91 | 759 | 4.29 |
| Exercised | (358) | 2.21 | (262) | 0.50 |
| Cancelled | (564) | 8.60 | – | – |
| Outstanding at end of year | 1,880 | 4.52 | 1,807 | 3.01 |

The following table summarizes information about stock options outstanding at December 31, 2001:

| Range of exercise Price ($) | Number Outstanding at 12/31/01 | Weighted-Average Remaining Contractual Life | Weighted-Average Price ($) | Number Exercisable at at 12/31/01 | Weighted-Average Exercise Price ($) | Weighted-Average Remaining Contractual Life |
|---|---|---|---|---|---|---|
| 1.55 – 2.04 | 255,000 | 2.61 years | 1.96 | 97,500 | 1.98 | 2.62 years |
| 2.10 – 2.77 | 598,750 | 2.44 years | 2.27 | 242,000 | 2.17 | 2.27 years |
| 3.08 – 5.82 | 551,000 | 3.73 years | 4.83 | 120,500 | 4.98 | 3.78 years |
| 6.05 – 9.49 | 475,000 | 4.84 years | 8.61 | – | – | – |
| 1.55 – 9.49 | 1,879,750 | 3.45 years | 4.52 | 460,000 | 2.87 | 2.74 years |

**d. Normal Course Issuer Bid**

Effective December 12, 2001, the Company renewed its normal course issuer bid process for a period of one year beginning December 20, 2001. The normal course issuer bid enables the Company to purchase up to 5% of its issued and outstanding common shares, or a total of 1,386,000 (2000 – 1,350,000) common shares. During 2001, the Company purchased a total of 46,400 (2000 – 245,600) common shares for a total cash consideration of $266,428 (2000 - $1,394,937). As the consideration paid was in excess of the stated value of the shares, the amount of the excess totaling $201,004 (2000 - $1,048,639) was charged to retained earnings.

## 6. FUTURE INCOME TAX

The Company uses the liability method of tax allocation to record future income taxes, whereby differences between the carrying amount and the tax basis of assets and liabilities are used to calculate future tax liabilities or assets.

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to income for the year before income taxes. The differences are as follows:

| | 2001 | 2000 |
|---|---|---|
| Statutory combined federal and provincial income tax rate | 42.62% | 44.62% |
| Expected income taxes | 23,716,482 | 15,967,195 |
| Add (deduct) the income tax effect of: | | |
| Non-deductible Crown charges | 12,605,642 | 9,794,633 |
| Resource allowance | (11,757,854) | (8,608,575) |
| Alberta royalty tax credit | (244,053) | (132,152) |
| Resource allowance rate reduction | (407,854) | – |
| Reduction in provincial tax rate | (615,102) | – |
| Other | (206,059) | 14,976 |
| | 23,091,202 | 17,036,077 |
| Large corporations tax | 413,411 | 410,061 |
| | 23,504,613 | 17,446,138 |

The components of the future tax liability at December 31, 2001 and 2000 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Property and equipment | (36,858,847) | (13,009,916) |
| Provision for site restoration and abandonment | 934,438 | 332,389 |
| Other | 155,680 | – |
| Net future income tax asset (liability) | (35,768,729) | (12,677,527) |

## 7. PER SHARE AMOUNTS

Effective January 1, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the computation, presentation and disclosure of net income and cash flow from operations per share. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

Prior year diluted net income per share and cash flow from operations per share have been restated for this change.

| | 2001 | 2000 |
|---|---|---|
| **Basic** | | |
| Net income per share | 1.16 | 0.78 |
| Cash flow from operations per share | 2.81 | 2.08 |
| Weighted average number of shares outstanding (thousands) | 27,627 | 23,576 |
| **Diluted** | | |
| Net income per share | 1.13 | 0.77 |
| Cash flow from operations per share | 2.72 | 2.05 |
| Weighted average number of shares outstanding (thousands) | 28,559 | 23,869 |

If the imputed earnings method had been used, the reported amounts would have been:

| | 2001 | 2000 |
|---|---|---|
| **Diluted** | | |
| Net income per share | 1.10 | 0.68 |
| Cash flow from operations per share | 2.66 | 1.77 |
| Weighted average number of shares outstanding (thousands) | 29,200 | 29,063 |

The number of shares used to calculate diluted net income and cash flow from operations per share for the year ended December 31, 2001 included the weighted average number of shares outstanding of 27,627,205 (2000 – 23,575,535) plus 932,244 (2000 – 293,783) shares related to the dilutive effect of stock options.

The diluted net income and cash flow from operations per share discussed above did not include 82,738 (2000 – 84,494) of stock options, both on a weighted average basis, because the respective exercise prices exceeded the average market price of the common shares and the effect would be anti-dilutive.

## 8. CASH FLOW INFORMATION

| | 2001 | 2000 |
|---|---|---|
| Accounts receivable | 10,298,237 | (15,854,583) |
| Prepaid expenses | 503,613 | (1,093,100) |
| Accounts payable and accrued liabilities | (6,523,558) | 23,964,280 |
| Change in non-cash working capital | 4,278,292 | 7,016,597 |
| These changes relate to the following activities: | | |
| Operating activities | 1,775,205 | 394,971 |
| Investing activities | 2,503,087 | 6,621,626 |
| | 4,278,292 | 7,016,597 |
| Interest paid | 4,212,735 | 3,287,990 |
| Income taxes paid | – | – |

9. FINANCIAL INSTRUMENTS

The Company is party to certain financial instruments, such as crude oil and natural gas contracts and foreign currency forward contracts. The Company enters into these contracts for hedging purposes only in order to protect its cash flow on future sales from the potential adverse impact of low oil and gas prices and fluctuations in the U.S.-Canadian dollar exchange rate. The contracts reduce the fluctuations in sales revenues by establishing fixed prices or a trading range on a portion of its oil and gas sales. The Company's production income was reduced by $560,000 (2000 - $5,852,000) from hedging activities.

Based on the exchange rate in effect at December 31, 2001, the Company would have recognized a loss of $955,500 (2000 – loss of $768,250) on the foreign exchange contract.

Contracts outstanding in respect of hedging transactions are as follows:

| Exposure | Volume Hedged | Pricing | Term |
|---|---|---|---|
| Gas | 9,000 Gigajoules/d | Floor @ $2.75/GJ | Apr 1, 2002 – Oct 31, 2002 |
| | 12,755 Gigajoules/d | Cap @ $5.15/GJ | Nov 1, 2002 – Mar 31, 2003 |
| | 7,000 MMBtu/d | Floor @ $US 3.50/MMBtu | |
| | | Cap @ $US 5.10/MMBtu | Nov 1, 2001 – Oct 31, 2002 |
| Oil | 1,000 Bbls/d | $37.63/Bbl | Jan 1, 2002 – Dec 31, 2002 |
| Foreign Exchange | | $US/$Cdn Exchange | $US 735,000/month |
| | | @ $1.4724 | Nov 1, 2001 – Oct 31, 2002 |

10. COMMITMENTS

The Company is committed to lease payments in respect of office premises as follows:

| | |
|---|---|
| 2002 | $1,044,000 |
| 2003 | $ 844,000 |
| 2004 | $ 387,000 |
| 2005 | $ 372,000 |

VALIANT
*Trust Company*

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

April 3, 2002

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

**Re: Storm Energy Inc.**
**Annual and Special Meeting of Shareholders**
**To Be Held on May 15, 2002**

In our capacity as the Agent for Storm Energy Inc., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Storm Energy Inc., on April 3, 2002.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Storm Energy Inc.
Attn: Ms. Adeline Roth

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF **STORM ENERGY INC.** |
| OF | ) | ("CORPORATION"), THE ANNUAL AND SPECIAL MEETING OF |
| ALBERTA | ) | SHAREHOLDERS TO BE HELD **MAY 15, 2002.** |

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON APRIL 3, 2002, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 1, 2002, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION;**

   **(a) a copy of the NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;**

   **(b) a copy of the MANAGEMENT INFORMATION CIRCULAR marked EXHIBIT "B" And identified by me;**

   **(c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;**

   **(d) a copy of the 2001 ANNUAL REPORT marked EXHIBIT "D" and identified by me;**

   **(e) a RETURN ENVELOPE marked EXHIBIT "E" and identified by me;**

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 3, 2002 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL POLICY STATEMENT NO. 41 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 3RD DAY OF APRIL 2002.

| | |
|---|---|
| "Pam Elliott" | "Cheryl Dahlager" |
| COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA | Cheryl Dahlager |

My commission expires on November 15, 2003.



# STORM Energy Inc.

## 1st Quarter Interim Report

for the period ending March 31, 2002

# CONSOLIDATED HIGHLIGHTS

## QUARTER ENDED MARCH 31, 2002

(Unaudited)

| Three months ended March 31 | 2002 | 2001 | % Change |
|---|---|---|---|
| **FINANCIAL** ($000s, except where noted) | | | |
| Oil and gas revenues | 27,108 | 43,233 | (37.3) |
| Hedge gain (loss) | 1,316 | (3,799) | – |
| Other income | 539 | 225 | 139.6 |
| Cash flow from operations | 17,817 | 22,987 | (22.5) |
| Per share - basic | 0.64 | 0.84 | (23.8) |
| Per share - diluted | 0.62 | 0.81 | (23.5) |
| Net income | 6,793 | 9,256 | (26.6) |
| Per share - basic | 0.24 | 0.34 | (29.4) |
| Per share - diluted | 0.24 | 0.32 | (25.0) |
| Capital expenditures, net | 27,001 | 27,206 | (0.8) |
| Total assets | 244,900 | 192,466 | 27.2 |
| Indebtedness, including working capital | 74,967 | 82,677 | (9.3) |
| Shareholders' equity | 98,056 | 67,652 | 44.9 |
| Return on average capital employed (%) | 16 | 26 | (38.5) |
| Return on average equity (%) | 29 | 59 | (50.8) |
| Weighted average common shares outstanding ('000) | | | |
| Basic | 27,826 | 27,517 | 1.1 |
| Diluted | 28,901 | 29,269 | (1.3) |
| **OPERATIONS** - (Boe conversion 6:1) | | | |
| Production | | | |
| Natural gas (mcf/day) | 30,508 | 18,861 | 61.8 |
| Oil and liquids (bbls/day) | 6,727 | 6,416 | 4.8 |
| Total oil equivalent (boe/day) | 11,811 | 9,559 | 23.6 |
| Product prices | | | |
| Oil and liquids - before hedging ($/bbl) | 31.85 | 42.42 | (24.9) |
| Oil and liquids - after hedging ($/bbl) | 32.31 | n/a | n/a |
| WTI average ($US per barrel) | 21.64 | 28.69 | (24.6) |
| Natural gas - before hedging ($/mcf) | 2.85 | 11.04 | (74.2) |
| Natural gas - after hedging ($/mcf) | 3.23 | 8.80 | (63.3) |
| Wells drilled | | | |
| Gross | 24 | 17 | 41 |
| Net | 16 | 12.7 | 26 |
| Success rate (%) | 74 | 65 | 14 |

# REPORT TO SHAREHOLDERS

## ACTIVITY

The first quarter of 2002 was the most active quarter in the Company's history. A total of 24 wells were drilled, of which 18 wells are currently producing. A further 10 wells were recompleted. The result was an increase in average barrel of oil equivalent production ("Boe") production for the quarter of 24% over the first quarter of 2001 and of 10% over the final quarter of 2001. New production brought on stream resulted in natural gas increasing as a percentage of average production for the quarter to 43% from 33% in the same quarter of 2001.

At Red Earth, the Company's crude oil production area in north central Alberta, nine wells were drilled, of which seven were completed and are currently producing. The average working interest is 83%. Drilling success resulted in a production exit rate of 6,600 bbls/day for the quarter, an increase of 10% over the exit rate for the first quarter of 2001 and 5% over the exit rate for the final quarter of 2001. In the final quarter of 2001 we negotiated exclusive access to 35,000 acres of exploratory lands in partnership with the Loon River First Nation. A 25 square mile 3D seismic program was shot over approximately one third of this area during the winter. The results of this program are being evaluated and will contribute to the Company's ambitious post break up drilling program for Red Earth, which will see us drill approximately 16 wells over the balance of the year. Our prospect inventory at Red Earth is considerable, and before inclusion of opportunities identified by the seismic program, we have about two years drilling ahead of us. Our land position continues to grow and by the end of the first quarter our land inventory totaled 110,000 acres.

The Company's largest field program during the first quarter was at Tommy Lakes in north eastern British Columbia. Ten wells with an average depth of 1,100 metres were drilled for a total of 13 in the winter 2001-2002 program. We successfully completed 12 of the 13 wells drilled over the winter and tied in ten by spring breakup. Based on the success of the early part of our recompletion program, we refracted a total of 13 wells as part of our winter program. The Company's average working interest in these wells is 50%. Production at the beginning of the quarter approximated 11,000 mcf/day and 250 bbls/day of NGLs; and by the end of the quarter production approximated 20,000 mcf/day plus 450 bbls/day of NGLs. The Tommy Lakes area is strictly winter access and the Company has no plans for further development in the area until next winter. Remaining excess plant capacity and several years' inventory of lands to be developed means that Tommy Lakes will continue to be an area of high activity for Storm.

At the Cabin property, northeast of Fort Nelson in British Columbia, the Company drilled four wells to an average depth of 2,100 metres. Two wells have been completed and tied in, one well has been completed and is awaiting tie in and one well was abandoned. Our share of production in this area at the beginning of the quarter averaged 7,200 mcf/day and grew to 11,200 mcf/day by quarter end. Our working interest in these wells approximates 75%. Similarly to Tommy Lakes, facility investment at Cabin in the winter of 2000-2001 was sufficient to accommodate increased production volumes.

Other field activity in the quarter included the drilling of a dry hole at Petitot in north western Alberta.

With respect to the balance of the year, drilling will be focused primarily on Red Earth. In addition we have acquired lands near Fort St. John in British Columbia and we are currently engaged in the identification of drilling locations. In contrast to our gas properties elsewhere in British Columbia, these lands will be summer accessible. In support of an initiative to broaden the base of the Company's prospect inventory, we have engaged additional staff, increasing our prospect generating capacity by 25%.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations ('MD&A') should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

### Financial Summary

Production volumes for the first quarter increased by 24% on a 6:1 Boe basis over the equivalent quarter in 2001. Natural gas production increased by 62% and oil and natural gas liquids production increased by 5%. However production revenue decreased by 37% quarter over quarter, as a result of the retreat from the remarkably high commodity prices, particularly for natural gas, which prevailed in the first quarter of 2001. As an illustration the average price for natural gas in the first quarter of 2002, before hedging adjustments, was about 25% of the price received in the first quarter of the prior year. As a consequence of reduced product prices, cash flow and cash flow per diluted share were respectively 22% and 23% less in the first quarter of 2002 compared to the same quarter in 2001. Net income and net income per diluted share were also lower in 2002.

In comparison to the fourth quarter of 2001, production was 10% higher on a 6:1 Boe measurement. Gas production was 29% higher, while production of oil and liquids was largely unchanged. Quarterly cash flow and cash flow per diluted share were higher by 17% and 13% respectively, while net income and net income per diluted share were both lower by 7% due largely to tax rate changes.

### Production Income

Production income before hedging adjustments for the first quarter of 2002 amounted to $27.1 million, a decrease of 37% compared to the first quarter of 2001. Although volumes on a Boe basis increased by 24%, quarter on quarter price declines more than eliminated any benefit resulting from increased production volumes. Average product prices realized in 2002 before the hedging adjustment were $31.85 for crude oil and liquids and $2.85 for natural gas: comparable amounts for 2001 were $42.42 for crude oil and liquids and $11.04 for natural gas. Had pricing been comparable for both quarters production income would have been 17% higher in 2002. Gas prices realized by Storm in the first quarter of 2002 reflect the increasing contribution from British Columbia gas. Prices realized on such gas are net of processing charges, largely related to Cabin production, and to lower prices realized on gas sales at Sumas.

Production income was 9% higher in the first quarter of 2002 in comparison to the fourth quarter of 2001. Boe volumes were 10% higher: average crude oil and liquids prices were 6% higher and natural gas prices were 4% lower.

## Hedge Gain (Loss)

Storm had one crude oil, one natural gas and one US dollar hedge instruments in place during the first quarter of 2002. The oil hedge comprised the fixed price sale of approximately 15% of crude oil and liquids production and the hedge contributed $300,000. No oil hedges were in place during the first quarter of 2001. The gas collar for 7,000 MMBtu/day, contributed $1.0 million during the quarter, including a US dollar exchange component. In the first quarter of 2001, exceptionally high gas prices resulted in a hedging loss of $3.8 million from two collars then in place. Effective April 1, 2002 a second collar for 9,000 gigajoules/day was put in place.

During the final quarter of 2001 the oil hedge contributed $719,000 and the gas hedge contributed $1.3 million including the US dollar exchange component.

## Other Income

Other income consists primarily of processing revenue generated from the treatment and processing of third party oil and natural gas at Storm owned and operated treating and processing facilities.

## Cash Flow from Operations

To arrive at cash flow from operations, net royalties, production costs, general and administrative charges and interest are deducted from production income. Cash flow from operations fell by 22% to $17.8 million in the first quarter of 2002 compared to $23.0 million in the first quarter of 2001. In comparison to the fourth quarter of 2001, cash flow from operations for the first quarter of 2002 increased by 17% to $17.8 million from $15.2 million. On a diluted share measurement, cash flow from operations fell to $0.62 in the first quarter of 2002, from $0.81 in the equivalent quarter in 2001. In the final quarter of 2001 diluted cash flow per share amounted to $0.55.

Net royalties fluctuate with oil and gas prices; as a consequence net royalties as a percentage of production income before hedging adjustments fell to 23% in the first quarter of 2002 from 27% in the same quarter of 2001. In the final quarter of 2001, royalties amounted to 26% of production income before hedging adjustments. The decreased percentage in the first quarter of 2002 reflects lower rates applicable to new wells.

Total production costs for the first quarter of 2002 were 4% lower than for the same period of 2001. On a Boe basis production costs approximated $3.25 in the first quarter of 2002 compared to $4.20 for the equivalent period in 2001, a decrease of 23%. Production costs for the final quarter of 2001 amounted to $3.71. Quarter on quarter cost reductions are attributable to increased operating efficiencies and to lower per Boe fixed costs at Storm owned processing facilities resulting from increased capacity utilization. The Company's power generating facilities at Red Earth, which were operational throughout the first quarter of 2002, also contributed. Our estimate of production cost per Boe for the 2002 fiscal year is $3.82, an amount which we believe to be achievable.

| Field Netbacks ($) | Oil & NGLs (per Bbl) | | Gas (per Mcf) | | BOE 6:1 | |
|---|---|---|---|---|---|---|
| Three Months Ended, March 31 | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 |
| Sales price | $31.85 | $42.42 | $2.85 | $11.04 | $25.50 | $50.25 |
| Hedge gain (loss) | 0.46 | – | 0.38 | (2.24) | 1.24 | (4.42) |
| Royalties, net | 6.67 | 11.84 | 0.75 | 2.71 | 5.74 | 13.28 |
| Production expenses | 3.98 | 4.37 | 0.38 | 0.64 | 3.26 | 4.20 |
| Field Netback | $21.66 | $26.21 | $2.10 | $5.45 | $17.74 | $28.35 |

General and administrative expenses, net of capital and operating recoveries, increased by 31% in the first quarter of 2002 compared to the same period in the prior year. The increase in general and administrative costs in the first quarter of 2002 is a result of higher insurance and accommodation costs and to additions to our exploration staff. On a Boe measurement general and administrative costs amounted to $0.35 in the first quarter of 2002, compared to $0.33 for the equivalent period in 2001. The first quarter of each calendar year is characterized by high levels of operating and capital recoveries; correspondingly, general and administrative costs will increase, both on an absolute and Boe basis, in subsequent quarters of 2002. Our estimate of general and administrative costs for 2002 is $0.60 per Boe. General and administrative costs in the first quarter of 2002 were 29% of the equivalent amount in the final quarter of 2001; however comparability is limited as the final quarter of each year includes costs specific to the Company's fiscal year end.

Interest paid in the first quarter of 2002 at $613,000 was 51% lower compared to the amount of $1,263,000 paid in the equivalent quarter of 2001. The reduction was due in part to reduced bank borrowings which averaged $60.5 million in the first quarter of 2002 compared to $68.1 million in the same quarter of 2001. However rate reductions were a more important contributor to the reduction in interest expense, with rates averaging 4.2% for the first quarter of 2002, compared to 8.2% in the same quarter of 2001. In the final quarter of 2001 bank borrowings averaged $65.7 million and the average interest rate was 4.5%.

### Net Income

Net income is established after deduction of provisions for depletion and depreciation, site restoration and abandonment and income and other taxes. Storm's net income in the first quarter of 2002 fell by 27% to $6.8 million compared to $9.3 million in the first quarter of 2001. On a diluted share measurement, net income fell by 25% to $0.24 from $0.32. Compared to the final quarter of 2001, net income in the first quarter of 2002 was lower by $477,000 or $0.02 per share. Net income for the final quarter of 2001 is not fully comparable due to a tax rate adjustment. Had the tax rate for the full year 2001 been applied to the final quarter of 2001, net income and net income per diluted share would have approximated $5.6 million and $0.19.

The provision for depletion and depreciation for the first quarter of 2002 increased by 31% over the provision for the first quarter of 2001, the increase being attributable to increased production and to Storm's conservative approach to reserve recognition in interim periods. On a Boe equivalent basis the provision for 2002 increased by 6% to $6.12 compared to $5.77 in the same period of 2001. The provision for the first quarter of 2002 was 25% higher than the provision for the final quarter of 2001, the Boe charge for that quarter being $5.28. Storm's annual finding and on stream costs for proven reserves have consistently been in the $6.50 - $7.50 per Boe range and depletion and depreciation charges reflect this cost profile.

The provision for site restoration and abandonment in the first quarter of 2002 increased by 38% over the provision for the same quarter of 2001 due to higher abandonment costs associated with wells in north eastern British Columbia. Compared to the final quarter of 2001, the provision for the first quarter of 2002 was lower by 9%. On a Boe basis restoration and abandonment costs amounted to $0.40 in the first quarter of 2002 compared to $0.36 and $0.49 respectively for the first and fourth quarters of 2001.

The provision for future income tax for the first quarter of 2002 was 52% lower than in the equivalent quarter of 2001 due to lower income. The effective tax rate for the first quarter of 2002 was 40% compared to 47% in the equivalent period of 2001. The reduction in the effective tax rate is largely attributable to lower Alberta provincial tax rates. The provision for future income taxes for the first quarter of 2002 was 99% higher than in the final quarter of 2001 due to lower tax rates for the year being fully recognized in the final quarter. Accordingly, the provision for future income taxes in the fourth quarter of 2001 was approximately $1.7 million lower than would have been the case had the current effective rate been applied through out the year. Based on management's estimate of annual cash flow for 2002 and tax pools available to the Company, including tax pools to be generated from 2002 investment programs, the Company may be subject to current income taxes. Accordingly a provision for current taxes in the amount of $479,000 has been recorded in the first quarter of 2002. No provisions for current taxes were made in any prior quarters. Large corporations tax increased by 39% in the first quarter of 2002 compared to the same quarter of 2001 and by 117% over the final quarter of 2001.

## Capital Expenditures

Capital expenditures for the first quarter of 2002 were largely the same as for the first quarter of 2001 and were 45% higher than in the final quarter of 2001. Of this amount $19.8 million was incurred on land acquisition, seismic and drilling and completions compared to $12.5 million in the first quarter of 2001 and to $12 million for the final quarter of 2001. Operations expenditures on workovers, gathering systems, equipping wells and facility upgrades totaled $7.1 million in the first quarter of 2002 compared to $15.8 million for the same period in 2001 and to $6.6 million for the final quarter of 2001. There were minor dispositions in the first quarter of 2001 totalling $1.1 million.

## Liquidity and Capital Resources

Capital programs currently in place for 2002 are estimated to cost $43 million of which $27 million has been spent in the first quarter. However we are currently reviewing our exploration and development opportunities and we expect to spend at least an additional $10 million, for a total additional cost of $26 million, largely in the third and fourth quarters of the year. Cash flow from operations for 2002 is forecast to be $78 million. Accordingly, expanded capital programs will amount to approximately 70% of operating cash flow, with the balance being used to retire debt. Currently our bank borrowing base is $145 million. At March 31, 2002 outstanding indebtedness comprised bank debt of $65.9 million plus a working capital deficiency of $9.0 million. Accordingly, execution of revised capital programs and realization of cash flow as anticipated will result in total debt falling to approximately $41 million by year end. Storm has the financial resources to considerably expand its capital programs or complete a favourably priced acquisition without the need to incur shareholder dilution through the issue of equity.

In common with many companies in our industry, Storm's bank indebtedness is in the form of a revolving facility, renewable annually, in contrast to a term facility. In the absence of a formal repayment schedule, changes to accounting standards recently mandated by the Canadian Institute of Chartered Accountants require that a revolving facility be recorded as a current liability. There have been no changes to the terms and conditions of our banking facility.

## Outlook

We are satisfied with our results for the first quarter of 2002. Although financial performance was weaker compared to the first quarter of 2001, oil and gas prices in that quarter were a high cycle anomaly and would have destroyed demand had they continued for any length of time leading to a much deeper recession than we experienced. By most historical measures current prices provide acceptable returns on investment and have resulted in stronger cash flows and improved balance sheets across the industry. The consequence is that the market for acquisitions is more competitive than we believed at the beginning of 2002, although we continue to assess opportunities. With respect to the balance of the year, we are reviewing our field programs and anticipate an expansion of capital spending. Our review will be completed by early June and information will be provided to shareholders and financial markets shortly afterwards. In terms of growing our business, we have had an excellent start to the year: we have a strong balance sheet, we have broadened our exploration capabilities, we have an exciting range of internally generated prospects and we are actively considering acquisition opportunities as they emerge. We are confident that Storm's growth story will continue and look forward to reporting our results to shareholders throughout the year.

Sincerely,

(signed)
Matthew J. Brister,
President and CEO
May 15, 2002

(signed)
Donald G. McLean,
Vice President, Finance and CFO

# CONSOLIDATED BALANCE SHEETS

| | March 31, 2002 | December 31, 2001 |
|---|---|---|
| | (unaudited) | |
| **ASSETS** | | |
| **Current** | | |
| Accounts receivable | 27,964,809 | 11,547,637 |
| Prepaid expenses | 1,437,055 | 1,327,909 |
| | 29,401,864 | 12,875,546 |
| Capital assets | 215,497,892 | 195,006,440 |
| | 244,899,756 | 207,881,986 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | 38,439,189 | 23,856,894 |
| Revolving bank credit facility | 65,929,350 | – |
| | 104,368,539 | 23,856,894 |
| Long term debt | – | 55,008,909 |
| Provision for site restoration and abandonment | 2,619,352 | 2,192,486 |
| Future income tax | 39,856,264 | 35,768,729 |
| **Shareholders' equity** | | |
| Share capital | 39,586,381 | 39,378,878 |
| Retained earnings | 58,469,220 | 51,676,090 |
| | 98,055,601 | 91,054,968 |
| | 244,899,756 | 207,881,986 |

# CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

| Three Months Ended March 31, | 2002 | 2001 |
|---|---|---|
| | (unaudited) | (unaudited) |
| **Revenue** | | |
| Production income | 28,423,971 | 39,434,163 |
| Royalties | (6,227,056) | (11,581,811) |
| Alberta royalty tax credit | 123,288 | 154,906 |
| Other income | 539,147 | 225,473 |
| | 22,859,350 | 28,232,731 |
| **Expenses** | | |
| Production | 3,463,828 | 3,616,740 |
| General and administrative | 375,170 | 285,988 |
| Interest on revolving bank credit facility | 612,642 | 1,263,383 |
| Depletion and depreciation | 6,509,852 | 4,966,435 |
| Provision for site restoration and abandonment | 426,866 | 309,743 |
| | 11,388,358 | 10,442,289 |
| **Income before income and other taxes** | 11,470,992 | 17,790,442 |
| **Income and other taxes** | | |
| Future income tax | 4,087,535 | 8,455,637 |
| Current and large corporations tax | 590,327 | 79,179 |
| | 4,677,862 | 8,534,816 |
| **Net income for the period** | 6,793,130 | 9,255,626 |
| **Retained earnings, beginning of period** | 51,676,090 | 19,735,338 |
| Purchase cost in excess of stated value of shares redeemed | – | (201,004) |
| **Retained earnings, end of period** | 58,469,220 | 28,789,960 |
| **Net income per share** | | |
| Basic | 0.24 | 0.34 |
| Diluted [note 3] | 0.24 | 0.32 |

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| Three Months Ended March 31, | 2002 | 2001 |
|---|---|---|
| | (unaudited) | (unaudited) |
| **Operating activities** | | |
| Net income for the period | 6,793,130 | 9,255,626 |
| Add non-cash items: | | |
| Depletion and depreciation | 6,509,852 | 4,966,435 |
| Provision for site restoration and abandonment | 426,866 | 309,743 |
| Future income tax | 4,087,535 | 8,455,637 |
| Cash flow from operations | 17,817,383 | 22,987,441 |
| Net change in non-cash working capital items | (1,859,319) | 8,285,968 |
| | 15,958,064 | 31,273,409 |
| **Financing activities** | | |
| Proceeds from exercise of stock options | 207,503 | 273,789 |
| Common shares repurchased | – | (266,428) |
| (Decrease) increase to long term debt/ revolving bank credit facility | 10,920,441 | (7,335,328) |
| | 11,127,944 | (7,327,967) |
| **Investing activities** | | |
| Capital asset additions, net | (27,001,315) | (27,206,434) |
| Net change in non-cash working capital items | (84,693) | 3,260,992 |
| | (27,086,008) | (23,945,442) |
| **Increase (decrease) in cash during the period** | – | – |
| Cash, beginning of period | – | – |
| **Cash, end of period** | – | – |
| **Cash flow from operations per share** | | |
| Basic | 0.64 | 0.84 |
| Diluted [note 3] | 0.62 | 0.81 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Storm Energy Inc. ("the Company") and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles and, except as outlined below, are consistent with the accounting policies set out in the Company's 2001 Annual Report. The consolidated financial statements and notes should be read in conjunction with the Company's 2001 Annual Report.

CHANGE IN ACCOUNTING POLICY

The Company has in place a revolving term credit facility with a major Canadian financial institution, which has been classified as a current liability in accordance with standards recently set by the Canadian Institute of Chartered Accountants. Of the total borrowing base available of $145 million, the Company has a $90 million facility which bears interest, payable monthly, at the bank's prime rate.

CHANGE IN DISCLOSURE

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation. The effect of this application has been disclosed in Note 2 to the consolidated financial statements.

2. SHARE CAPITAL

Issued

The Company's share capital consists of an unlimited number of voting common shares and preferred shares.

| | Number of Shares | Consideration $ |
|---|---|---|
| **Common Shares** | | |
| Balance as at December 31, 2000 | 27,470,334 | 38,653,624 |
| Issued upon exercise of stock options | 358,074 | 790,678 |
| Purchased by normal course issuer bid | (46,400) | (65,424) |
| Balance as at December 31, 2001 | 27,782,008 | 39,378,878 |
| Issued upon exercise of stock options | 62,500 | 207,503 |
| **Balance as at March 31, 2002** | **27,844,508** | **39,586,381** |

Stock Based Compensation Plan

The following table summarizes the status of the Company's stock option plan as of March 31, 2002 and December 31, 2001 and changes during the period ending on those dates:

| | March 31, 2002 | | December 31, 2001 | |
|---|---|---|---|---|
| | Shares (000's) | Weighted-Average Exercise Price ($) | Shares (000's) | Weighted-Average Exercise Price ($) |
| Outstanding at beginning of period | 1,880 | 4.52 | 1,807 | 3.01 |
| Granted | 350 | 10.45 | 995 | 8.91 |
| Exercised | (63) | 3.32 | (358) | 2.21 |
| Cancelled | (50) | 3.58 | (564) | 8.60 |
| Outstanding at end of period | 2,117 | 5.55 | 1,880 | 4.52 |

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for stock options granted to employees and directors. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company's net earnings and net earnings per share would approximate the following pro forma amounts (the pro forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002):

| ($000's, except per share) | 2002 |
|---|---|
| Compensation costs | 123 |
| | |
| Net earnings: | |
| As reported | 6,793 |
| Pro forma | 6,722 |
| | |
| Net earnings per common share | |
| Basic | |
| As reported | 0.24 |
| Pro forma | 0.24 |
| Diluted | |
| As reported | 0.24 |
| Pro forma | 0.23 |

The fair value of each option granted on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants is as follows:

| | 2002 |
|---|---|
| Risk free interest rate (%) | 4.88 |
| Expected lives (years) | 5.00 |
| Expected volatility (%) | 56.77 |
| Dividend per share | 0.00 |

**Normal Course Issuer Bid**

Effective December 12, 2001, the Company renewed its normal course issuer bid process, allowing the Company to purchase up to 1,386,000 or 5% of its issued and outstanding common shares, during the 12-month period beginning December 20, 2001. As at March 31, 2002, no common shares had been purchased under the renewed normal course issuer bid.

## 3. PER SHARE AMOUNTS

| | 2002 | 2001 |
|---|---|---|
| Basic | | |
| Net income per share | 0.24 | 0.34 |
| Cash flow from operations per share | 0.64 | 0.84 |
| Weighted average number of shares outstanding (thousands) | 27,826 | 27,517 |
| Diluted | | |
| Net income per share | 0.24 | 0.32 |
| Cash flow from operations per share | 0.62 | 0.81 |
| Weighted average number of shares outstanding (thousands) | 28,901 | 29,269 |

## 4. CASH FLOW INFORMATION

| | 2002 | 2001 |
|---|---|---|
| Accounts receivable | (16,417,172) | 3,280,535 |
| Prepaid expenses | (109,146) | 448,467 |
| Accounts payable and accrued liabilities | 14,582,306 | 7,817,958 |
| Change in non-cash working capital | (1,944,012) | 11,546,960 |
| These changes relate to the following activities: | | |
| Operating activities | (1,859,319) | 8,285,968 |
| Investing activities | (84,693) | 3,260,992 |
| | (1,944,012) | 11,546,960 |
| Interest paid for the three months ended March 31 | 612,642 | 1,263,383 |
| Income taxes paid | – | – |

# CORPORATE INFORMATION

## SENIOR MANAGEMENT

Matthew J. Brister
President & C.E.O.

P. Grant Wierzba
Vice President, Operations & C.O.O.

Stuart G. Clark
Executive Director

Donald G. McLean
Vice President, Finance & C.F.O.

Harry Ediger
Vice President, Land

Thomas N. Lindskog
Vice President, Exploration

Brian Lavergne
Vice President, Production

Eric Blakely
Exploration Manager

Adeline L. Roth
Controller

## DIRECTORS

Matthew J. Brister
John A. Brussa
Stuart G. Clark
J. Keith Farries, Chairman
D. Keith MacDonald
Gregory G. Turnbull
P. Grant Wierzba

## EXECUTIVE OFFICES

Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta , Canada T2P 2V7
Tel: (403) 264-3959
Fax (403) 266-6209
Website: www.stormenergy.com

## STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol "SME"

## SOLICITORS

Donahue LLP
Calgary, Alberta

## AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

## BANKERS

C.I.B.C., Oil & Gas Group
Calgary, Alberta

## REGISTRAR & TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

### Forward Looking Statements

Certain information regarding Storm set forth in this quarterly report, including management's assessment of Storm's future plans and operations, contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond Storm's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of available qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Storm's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward looking statements and, accordingly, no assurance can be given that any events anticipated by the forward looking statements will transpire or occur, or if any of them do, what benefits Storm can derive therefrom.

STORM ENERGY INC.
Suite 3300, 205 - 5th Avenue SW,
Calgary, Alberta T2P 2V7

WWW.STORMENERGY.COM

VALIANT
*Trust Company*

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

May 29, 2002

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

**Re: Storm Energy Inc.**
**Mailing of First Quarter Report**
**to Registered Shareholders**

As the mailing agent for Storm Energy Inc., we are pleased to confirm the mailing of the first quarter report for the period ended March 31, 2002, to each of the Registered Shareholders of the subject corporation on **May 29, 2002**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Storm Energy Inc.
Attn: Ms. Adeline Roth

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF INTERIM MAILING TO THE |
| OF | ) | SHAREHOLDERS OF **STORM ENERGY INC.** |
| ALBERTA | ) | ("CORPORATION"). |

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 29, 2002** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION;**

   **(a) a copy of the FIRST QUARTER REPORT FOR THE PERIOD ENDED MARCH 31, 2002 marked EXHIBIT "A" and identified by me;**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF )
CALGARY IN THE PROVINCE OF ALBERTA )
THIS 29TH DAY OF MAY 2002. )
)
)
)

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2003.

"Cheryl Dahlager"
CHERYL DAHLAGER

c6379
r f BC-Storm-Energy-Reorgani 06-14 1671
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Storm Energy Inc. To Reorganize Creating A New Natural Gas Focused Income Trust And A Separate Exploration Focused Producer

CALGARY, June 14 /CNW/ - Storm Energy Inc. ("Storm") announced today that it intends to reorganize through a Plan of Arrangement which would see its shareholders receive units in a new oil and gas income trust ("Trust") that will hold approximately 75% of Storm's assets (weighted largely to natural gas), and a separate high growth, exploration-oriented producer ("New Storm") that will hold certain of Storm's light oil weighted assets and undeveloped lands.

The Reorganization is designed to separate Storm's assets into two specific groups, consisting of dominantly harvest assets moving to the Trust and dominantly growth assets moving to New Storm. The division of Storm's assets under the contemplated structure aligns returns from each asset class with the growth deliverable from those assets in a tax effective and sustainable fashion.

Through the Plan of Arrangement, Storm's shareholders will receive trust units that will pay monthly cash distributions from the net cash flow derived from approximately 8,600 boepd (32 mmcfpd, 3,250 bpd) of natural gas and oil production. At their choice, shareholders may choose to receive exchangeable shares that can be converted to trust units. The exchangeable shares will increase in value by an amount equal to the monthly trust unit distribution until the holder elects to exchange them for trust units. Storm will apply to have the trust units and exchangeable shares listed on The Toronto Stock Exchange.

The Trust will hold all of Storm's working interests in the natural gas producing assets in the Tommy Lakes and Kotcho areas of northeast British Columbia, as well as approximately 40% of Storm's working interests in the oil producing assets in the Red Earth area of northern Alberta. Low risk development drilling opportunities, especially at Tommy Lakes, characterize the Trust assets, giving it the opportunity to maintain current production levels internally for at least 2 years. The Trust estimates it can maintain current volumes by spending 10-15% of its cash flow and expects to payout 90% of net cash flow. Capital expenditures for the balance of 2002 are expected to be in the range of $5 million and involve development drilling on trust operated properties at Sylvan Lake, Pouce Coupe and, in partnership with New Storm, at Red Earth. The Trust's high level of operatorship helps ensure an efficient cost structure will be maintained and also generates approximately $2.5 million of additional custom processing revenue annually. The Trust expects to differentiate itself based on a low cost structure, quality products, high netbacks and high level of operatorship in its existing assets. The management fee structure will be clearly identifiable, reasonable, and aligned with unit holder interests.

The Trust will assume approximately $40 million of Storm's existing bank debt and will initially have the lowest level of financial leverage within the conventional oil and gas trust sector. With unused debt capacity, the Trust will be well positioned to pursue future acquisition and development opportunities.

The executive of the Trust will consist of Derek Evans, P.Eng., as Chief Executive Officer and Bill Ostlund, C.A., as Chief Financial Officer. Derek and Bill bring a track record of successful asset acquisition, exploitation, monetization and financial management that the Trust will rely on for future growth. Mr. Evans's 21 years of industry experience include 14 years at Renaissance Energy where he ultimately was Senior Vice President of Operations. In 2001 he served as Vice President of Business Development at Storm. Mr Ostlund has 18 years of experience and has held the position of Chief Financial Officer with oil and gas companies listed on The Toronto Stock

Exchange.

As a result of the reorganization, Storm's shareholders will also receive common shares in a new high growth, exploration-focused producer, New Storm. Under the Plan of Arrangement, New Storm will receive approximately 60% of Storm's existing working interests in the northern Alberta light oil properties at Red Earth and approximately 225,000 acres of undeveloped land on which over 100 prospects have been defined. New Storm will continue to be the operator of essentially all its assets.

New Storm will assume approximately $22 million of Storm's existing bank debt and will have an aggressive capital expenditure program, currently budgeted at $20 million for the second half of 2002. Drilling on New Storm prospects on the Loon River First Nations lands at Red Earth and at Fort St John is expected to proceed prior to closing. New Storm is well financed to aggressively pursue and expand on all exploratory initiatives currently underway.

Following the completion of the Plan of Arrangement, Storm shareholders would own, (i) a proportionate number of common shares of New Storm as currently held in Storm Energy Inc., and (ii) a proportionate number of trust units in a new publicly traded income trust, that pays monthly cash distributions, or at their choice, a proportionate number of exchangeable shares. The maximum number of exchangeable shares that can be issued will be limited to 9,000,000, with shares prorated among those electing if requests exceed the amount set aside. Non resident and tax exempt shareholders will only be able to elect for trust units. In lieu of monthly cash distributions, the exchange value will increase by the amount of distribution paid to trust unit holders.

Storm anticipates mailing an information circular with details of the Plan of Arrangement on or around July 10, 2002, and expects to call a shareholder meeting to consider the reorganization prior to August 20, 2002. The arrangement is subject to the approval of 66 2/3% of the votes cast by shareholders voting at the shareholder meeting. Storm's management and Directors, representing approximately 27% of the diluted common shares, have indicated they intend to vote in favour of the Plan of Arrangement.

<<

| Pro Forma Attributes | | Income Trust | New Storm |
|---|---|---|---|
| Estimated as at July 1, 2002 | | | |
| Production | Liquids | 3,250 BPD | 3,800 BPD |
| | Gas | 32 Mmcf/d | 1.2 Mmcf/d |
| Reserves (1) | Proven | 7.3 Mmbbls, 114.0 Bcf | 6.1 Mmbbls, 3.2 Bcf |
| | Established | 8.2 Mmbbls, 129.5 Bcf | 6.8 Mmbbls, 3.3 Bcf |
| RLI established | | 9.5 yrs. | 5.0 yrs. |
| % Proven | | 88% | 89% |
| Operating Cost/Boe | | $4.40/Boe | $3.75/Boe |
| G&A Cost/Boe | | 50 cents | 75 cents |
| Debt | | $40 million | $22 million |

(1) As at June 1, 2002 as evaluated by Paddock Lindstrom & Associates Ltd

>>

Rationale for Recommending the Transaction

As part of its ongoing role in providing for Storm's future direction, the Board of Storm regularly considered a number of alternate strategies. In considering the merits of and in establishing the terms of the Arrangement and in making its recommendation, the Board came to the following conclusions:

- Dividing Storm's assets into harvest and growth components allows better alignment of the potential growth in the assets with investors' expectations, and with that realignment the shares of the two independent entities should, over time, be expected to be valued in more favourable terms than are the shares of Storm.
- Value could be created and delivered at a higher rate, in a more

sustainable and tax effective manner, and with less risk, than would have been possible in the existing entity on a go forward basis.
- The structure will afford all shareholders greater liquidity and flexibility in continuing to participate in the harvest, growth or combined future potential of the entities.
- The trust component could be efficiently managed, for a reasonable fee, by a group of qualified professionals capable of delivering on acquisition, exploitation and financial management objectives.

Based on these factors, and others, the Board of Directors of Storm has unanimously determined that the Arrangement is in the best interests of Storm and accordingly intends to recommend approval of the Arrangement by shareholders.

Trust Governance

Trust management will report to a Board of Directors comprised of a majority of directors independent from the management of the Trust. The Trust Board is expected to include Derek Evans, Gerry Romanzin, John Brussa, Matt Brister and Stu Clark. Compensation will be aligned with unit holder interests wherever possible. The management fee will be 2.5% of net operating income up to $2 million and 2% above that ceiling. In addition, the management fee will be paid 50% in Trust units. No fees will be payable on acquisitions and dispositions.

New Storm will be obligated to provide certain technical, operating and administrative services under contract to the Trust, for a fee, until July 1, 2003. All capital allocation, investment, or other management decisions will be made by the Trust management.

The reorganization will be subject to the receipt of all necessary shareholder, court and regulatory approvals and consents. CIBC World Markets Inc., FirstEnergy Capital Corp., J.F. Mackie & Company, and TD Securities are acting as financial advisors to Storm with respect to the proposed transaction.

Conference Call and Investor Presentation

Storm will discuss this transaction in a conference call to be held Monday, June 17, 2002. The conference call will begin at 8:00 am Mountain Standard Time (10:00 am Eastern Time). To participate, please call 1-416-405-9328 (Toronto area) or 1-800-387-6216 for all other participants. The conference call will be also be available on replay by calling 1-416-695-5800 (Toronto area) or 1-800-408-3053 for all other parties, using Passcode 1194797. A copy of an investor presentation describing the proposed transaction will also be available on Storm's web site following the conference call.

Forward Looking Statements

The information in this news release contains forward looking statements with respect to Storm, New Storm and the Trust. By their nature, these statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated. These risks and uncertainties include production levels, commodity prices and the successful implementation of the Plan of Arrangement.

%SEDAR: 00004970E

-0- 06/14/2002

/For further information: Storm Energy Inc., Matthew J. Brister, President & Chief Executive Officer; Donald G. McLean, Vice President, Finance & Chief Financial Officer; Income Trust, Derek Evans, Chief Executive Officer; Telephone: (403) 264-3959, FAX: (403) 266-6209, www.stormenergy.com/

(SME.)

CO: Storm Energy Inc.
ST: Alberta
IN: OIL
SU:

-30-

CNW 10:22e 14-JUN-02

# MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) (FORM 53-901F)
UNDER SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) (FORM 27)
UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO) (FORM 27)
UNDER SECTION 73 OF THE *SECURITIES ACT* (QUEBEC)
AND SIMILAR PROVISIONS OF OTHER PROVINCIAL SECURITIES LEGISLATION

1. Reporting Issuer:

   Storm Energy Inc.
   Suite 3300
   205 -5th Avenue S.W.
   Calgary, AB T2P 2V7

2. Date Of Material Change: June 14, 2002

3. Press Release:

   On June 14, 2002 at Calgary, Alberta, a news release was issued and disseminated.

4. Summary Of Material Change:

   Storm Energy Inc. ("Storm") intends to reorganize through a Plan of Arrangement which would see its shareholders receive units in a new oil and gas income trust (the "Trust") that will hold approximately 75% of Storm's assets (weighted largely to natural gas), and a separate high growth, exploration-oriented producer ("New Storm") that will hold certain of Storm's light oil weighted assets and undeveloped lands.

5. Full Description Of Material Change:

   Storm Energy Inc. ("Storm") intends to reorganize through a Plan of Arrangement which would see its shareholders receive units in a new oil and gas income trust (the "Trust") that will hold approximately 75% of Storm's assets (weighted largely to natural gas), and a separate high growth, exploration-oriented producer ("New Storm") that will hold certain of Storm's light oil weighted assets and undeveloped lands.

   The Reorganization is designed to separate Storm's assets into two specific groups, consisting of dominantly harvest assets moving to the Trust and dominantly growth assets moving to New Storm . The division of Storm's assets under the contemplated structure aligns returns from each asset class with the growth deliverable from those assets in a tax effective and sustainable fashion.

   Through the Plan of Arrangement, Storm's shareholders will receive trust units (the "Trust Units") that will pay monthly cash distributions from the net cash flow derived from approximately 8,600 boepd (32 mmcfpd, 3,250 bpd) of natural gas and oil

production. At their choice, shareholders may choose to receive exchangeable shares (the "Exchangeable Shares") that can be converted to Trust Units. The Exchangeable Shares will increase in value by an amount equal to the monthly Trust Unit distribution until the holder elects to exchange them for Trust Units. Storm will apply to have the Trust Units and Exchangeable Shares listed on The Toronto Stock Exchange.

The Trust will hold all of Storm's working interests in the natural gas producing assets in the Tommy Lakes and Kotcho areas of northeast British Columbia, as well as approximately 40% of Storm's working interests in the oil producing assets in the Red Earth area of northern Alberta. Low risk development drilling opportunities, especially at Tommy Lakes, characterize the Trust assets, giving it the opportunity to maintain current production levels internally for at least two years. The Trust estimates it can maintain current volumes by spending 10-15% of its cash flow and expects to payout 90% of its net cash flow. Capital expenditures for the balance of 2002 are expected to be in the range of $5 million and involve development drilling on Trust operated properties at Sylvan Lake, Pouce Coupe and, in partnership with New Storm, at Red Earth. The Trust's high level of operatorship helps ensure an efficient cost structure will be maintained and also generates approximately $2.5 million of additional custom processing revenue annually. The Trust expects to differentiate itself based on a low cost structure, quality products, high netbacks and high level of operatorship in its existing assets. The management fee structure will be clearly identifiable, reasonable, and aligned with unit holder interests.

The Trust will assume approximately $40 million of Storm's existing bank debt and will initially have the lowest level of financial leverage within the conventional oil and gas trust sector. With unused debt capacity, the Trust will be well positioned to pursue future acquisition and development opportunities.

The executive of the Trust will consist of Derek Evans, P.Eng., as Chief Executive Officer and Bill Ostlund, C.A., as Chief Financial Officer. Derek and Bill bring a track record of successful asset acquisition, exploitation, monetization and financial management that the Trust will rely on for future growth. Mr. Evans's 21 years of industry experience include 14 years at Renaissance Energy Ltd. where he ultimately was Senior Vice President of Operations. In 2001, he served as Vice President of Business Development at Storm. Mr. Ostlund has 18 years of experience and has held the position of Chief Financial Officer with Rising Resources Ltd. and Reserve Royalty Corporation, oil and gas companies listed on The Toronto Stock Exchange.

As a result of the reorganization, Storm's shareholders will also receive common shares in a new high growth, exploration-focused producer, New Storm. Under the Plan of Arrangement, New Storm will receive approximately 60% of Storm's existing working interests in the northern Alberta light oil properties at Red Earth and approximately 225,000 acres of undeveloped land on which over 100 prospects have been defined. New Storm will continue to be the operator of essentially all its assets.

New Storm will assume approximately $22 million of Storm's existing bank debt and will have an aggressive capital expenditure program, currently budgeted at $20 million for the second half of 2002. Drilling on New Storm prospects on the Loon River First Nations lands at Red Earth and at Fort St John is expected to proceed prior to closing. New Storm is well financed to aggressively pursue and expand on all exploratory initiatives currently underway.

Following the completion of the Plan of Arrangement, Storm shareholders would own: (i) a proportionate number of common shares of New Storm as currently held in Storm Energy Inc., and (ii) a proportionate number of Trust Units in a new publicly traded income trust, that pays monthly cash distributions, or at their choice, a proportionate number of Exchangeable Shares. The maximum number of Exchangeable Shares that can be issued will be limited to 9,000,000, with shares prorated among those electing if requests exceed the amount set aside. Non resident and tax exempt shareholders will only be able to elect for Trust Units. In lieu of monthly cash distributions, the exchange value will increase by the amount of distribution paid to Trust Unit holders.

Storm anticipates mailing an information circular with details of the Plan of Arrangement on or around July 10, 2002, and expects to call a shareholder meeting to consider the reorganization prior to August 20, 2002. The arrangement is subject to the approval of $66^2/_3$% of the votes cast by shareholders voting at the shareholder meeting. Storm's management and directors, representing approximately 27% of the diluted common shares, have indicated they intend to vote in favour of the Plan of Arrangement.

| **Pro Forma Attributes** | | **Income Trust** | **New Storm** |
|---|---|---|---|
| Estimated as at July 1, 2002 | | | |
| Production | Liquids | 3,250 BPD | 3,800 BPD |
| | Gas | 32 Mmcf/d | 1.2 Mmcf/d |
| Reserves (1) | Proven | 7.3 Mmbbls, 114.0 Bcf | 6.1 Mmbbls, 3.2 Bcf |
| | Established | 8.2 Mmbbls, 129.5 Bcf | 6.8 Mmbbls, 3.3 Bcf |
| RLI established | | 9.5 yrs. | 5.0 yrs. |
| % Proven | | 88% | 89% |
| Operating Cost/Boe | | $4.40/Boe | $3.75/Boe |
| G&A Cost/Boe | | 50 Cents | 75 Cents |
| Debt | | $40 million | $22 million |

(1) As at June 1, 2002 as evaluated by Paddock Lindstrom & Associates Ltd

Rationale for Recommending the Transaction

As part of its ongoing role in providing for Storm's future direction, the board of directors Storm regularly considered a number of alternate strategies. In considering the merits of and in establishing the terms of the Arrangement and in making its recommendation, the Board came to the following conclusions:

- Dividing Storm's assets into harvest and growth components allows better alignment of the potential growth in the assets with investors' expectations, and with that

realignment the shares of the two independent entities should, over time, be expected to be valued in more favourable terms than are the shares of Storm.

- Value could be created and delivered at a higher rate, in a more sustainable and tax effective manner, and with less risk, than would have been possible in the existing entity on a go forward basis.

- The structure will afford all shareholders greater liquidity and flexibility in continuing to participate in the harvest, growth or combined future potential of the entities.

- The trust component could be efficiently managed, for a reasonable fee, by a group of qualified professionals capable of delivering on acquisition, exploitation and financial management objectives.

Based on these factors, and others, the Board of Directors of Storm has unanimously determined that the Arrangement is in the best interests of Storm and accordingly intends to recommend approval of the Arrangement by shareholders.

Trust Governance

Trust management will report to a Board of Directors comprised of a majority of directors independent from the management of the Trust. The Trust Board is expected to include Derek Evans, Gerry Romanzin, John Brussa, Matt Brister and Stu Clark. Compensation will be aligned with unit holder interests wherever possible. The management fee will be 2.5% of net operating income up to $2 million and 2% above that ceiling. In addition, the management fee will be paid 50% in Trust Units. No fees will be payable on acquisitions and dispositions.

New Storm will be obligated to provide certain technical, operating and administrative services under contract to the Trust, for a fee, until July 1, 2003. All capital allocation, investment, or other management decisions will be made by the Trust management.

The reorganization will be subject to the receipt of all necessary shareholder, court and regulatory approvals and consents. CIBC World Markets Inc., FirstEnergy Capital Corp., J.F. Mackie & Company, and TD Securities Inc. are acting as financial advisors to Storm with respect to the proposed transaction.

6. Reliance on Section 146(2) of the *Securities Act* (Alberta), Section 85(2) of the *Securities Act* (British Columbia), Section 75(3) of the *Securities Act* (Ontario) and Section 74 of the *Securities Act* (Quebec):

Not applicable

7. Omitted Information: None

8. Senior Officers:

For further information, please contact:

For Storm Energy Inc., Matthew J. Brister, President & Chief Executive Officer and Donald G. McLean, Vice President, Finance & Chief Financial Officer; and for the Income Trust, Derek Evans, Chief Executive Officer

Telephone: (403) 264-3959
FAX: (403) 266-6209

9. Statement Of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta this 17th day of June, 2002.

**STORM ENERGY INC.**

Per: (signed)
Donald G. McLean
Vice President, Finance & Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATIONS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION

VALIANT
*Trust Company*

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

June 25, 2002

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs,

**Re: Storm Energy Inc.**
**CUSIP: 861 918 209**
**Special Meeting of Shareholders**

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Storm Energy Inc.:

| | |
|---|---|
| Issuer: | Storm Energy Inc. |
| CUSIP: | 861 918 209 |
| Type of Meeting: | Special Meeting of Shareholders |
| Date: | August 20, 2002 |
| Place: | Calgary, Alberta |
| Record Date: | July 8, 2002 |

We are filing this information in compliance with the Canadian Securities Administrators' National Policy Statement No. 41 regarding Shareholder Communication, in our capacity as the agent for Storm Energy Inc.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Storm Energy Inc.
Attn: Ms. Adeline Roth



# STORM Energy Inc.

## 2nd Quarter Interim Report

for the period ending June 30, 2002

# CONSOLIDATED HIGHLIGHTS

| | Three Months Ended June 30 | | | Six Months Ended June 30 | | |
|---|---|---|---|---|---|---|
| | 2002 | 2001 | % Change | 2002 | 2001 | % Change |
| **FINANCIAL** | | | | | | |
| ($000s, except where noted) | | | | | | |
| Oil and gas revenue | 35,665 | 38,049 | (6) | 62,773 | 81,282 | (23) |
| Hedge gain (loss) | 212 | (155) | (237) | 1,528 | (3,954) | (139) |
| Other income | 368 | 247 | 49 | 907 | 473 | 92 |
| Cash flow from operations | 22,131 | 21,730 | 2 | 39,948 | 44,718 | (11) |
| Per share – basic | 0.79 | 0.78 | 1 | 1.43 | 1.62 | (12) |
| – diluted | 0.76 | 0.75 | 1 | 1.38 | 1.56 | (12) |
| Net income | 8,713 | 9,486 | (8) | 15,507 | 18,742 | (17) |
| Per share – basic | 0.31 | 0.34 | (9) | 0.56 | 0.68 | (18) |
| – diluted | 0.30 | 0.34 | (12) | 0.53 | 0.66 | (20) |
| Capital expenditures, net | 8,371 | 16,866 | (51) | 30,372 | 34,072 | (11) |
| Indebtedness (including working capital) | – | – | – | 55,970 | 67,618 | (17) |
| Common shares outstanding (000s) | | | | | | |
| Basic | – | – | – | 27,918 | 27,642 | 1 |
| Diluted | – | – | – | 29,963 | 29,751 | 1 |
| Weighted average common shares outstanding (000s) | | | | | | |
| Basic | – | – | | 27,860 | 27,561 | 1 |
| Diluted | – | – | | 28,989 | 28,593 | 1 |
| **OPERATIONS** | | | | | | |
| Average daily production | | | | | | |
| Crude oil and NGLs (Bbls/d) | 6,848 | 6,167 | 11 | 6,788 | 6,291 | 8 |
| Natural gas (Mcf/d) | 35,740 | 24,592 | 45 | 33,138 | 21,743 | 52 |
| Barrels of oil equivalent | | | | | | |
| (Boe/d @ 6:1) | 12,805 | 10,266 | 25 | 12,311 | 9,915 | 24 |
| Average product prices | | | | | | |
| Crude oil (CDN$/Bbl) | 38.45 | 41.24 | (7) | 35.20 | 41.84 | (16) |
| Hedge gain (loss) (CDN$/Bbl) | (0.47) | 0.00 | | (0.01) | 0.00 | |
| WTI (US$/Bbl) | 26.26 | 27.97 | (6) | 24.05 | 28.33 | (15) |
| Natural gas (CDN$/Mcf) | 3.60 | 6.66 | (46) | 3.26 | 8.55 | (62) |
| Hedge gain (loss) (CDN$/Mcf) | 0.15 | (0.07) | (314) | 0.26 | (1.00) | (126) |
| Wells drilled | | | | | | |
| Gross | 0.00 | 2.00 | (100) | 24.00 | 19.00 | 26 |
| Net | 0.00 | 1.24 | (100) | 16.00 | 13.91 | 15 |
| Success rate (%) | – | 50 | – | 74 | 63 | 17 |

# REPORT TO SHAREHOLDERS

## CORPORATE REORGANIZATION

On June 14, 2002, Storm announced that it intended, subject to shareholder, court and regulatory approval, to divide its business into two separate entities, being a smaller, high-growth potential exploration and development company, Storm Energy Ltd., and an income trust, Focus Energy Trust, which will distribute each month to unitholders operating cash flow in excess of reinvestment requirements. Storm Energy Ltd. will receive approximately 25% of Storm's reserves, mostly Company-operated light oil reserves in the Red Earth area of north central Alberta, as well as substantially all of Storm's undeveloped lands, comprising about 250,000 net acres. Current production from properties to be owned by Storm Energy Ltd. approximates 3,500 Boe/d. Focus Energy Trust will receive approximately 75% of Storm's reserves, comprising virtually all of Storm's long-life gas reserves and oil reserves equivalent to a 40% working interest in Storm's light oil properties. Current production from the future trust properties approximates 8,800 Boe/d.

The transaction will proceed under a Plan of Arrangement, details of which have been provided to shareholders in an Information Circular dated July 16, 2002. In summary, each shareholder of Storm will receive, for each share of Storm held, one common share of Storm Energy Ltd. and one unit in Focus Energy Trust. In addition, in lieu of trust units, Storm shareholders can elect to receive Exchangeable Shares which do not receive monthly distributions but are convertible into trust units at a premium reflecting the value of distributions not received. A shareholders' meeting will be held on August 20, 2002 to consider the plan, and if ratified by shareholders, court approval to implement the transaction will be sought and closing of the Plan of Arrangement will be completed. This process is expected to take two to three days. Upon closing of the Plan of Arrangement, shares of Storm will cease to trade on the TSX and trading of the two successor securities, common shares of Storm Energy Ltd. (trading symbol "SEM"), and units of Focus Energy Trust (trading symbol "FET.UN"), will commence shortly thereafter.

With respect to management of the two successor entities, existing Storm management will assume management of the exploration company, Storm Energy Ltd. Focus Energy Trust will put in place a separate management group, under the leadership of Mr. Derek Evans, a respected senior oil and gas executive. For an interim period, until June 30, 2003, Storm Energy Ltd. will provide management services to Focus Energy Trust under contract. This will enable the Trust to develop its own management, operational and administrative infrastructure in a controlled manner, enabling the Trust to maintain management quality over the acquired assets while Trust staff become familiar with the Trust's asset base. Thus, effective July 1, 2003, Focus Energy Trust will operate as a business wholly separate from Storm Energy Ltd.

Set out below is operating information for the second quarter of 2002 divided on a pro forma basis between the two proposed entities.

| | Three Months Ended June 30, 2002 | | | Six Months Ended June 30, 2002 | | |
|---|---|---|---|---|---|---|
| | Storm Energy Inc. | Storm Energy Ltd. | Focus Energy Trust | Storm Energy Inc. | Storm Energy Ltd. | Focus Energy Trust |
| Production income | $35,877,196 | $12,583,211 | $23,293,985 | $64,301,167 | $22,830,497 | $41,470,670 |
| Royalties, net of ARTC | (8,488,002) | (3,007,955) | (5,480,047) | (14,591,770) | (5,203,202) | (9,388,568) |
| Production expenses | (3,884,554) | (1,530,376) | (2,354,178) | (7,348,382) | (2,794,076) | (4,554,306) |
| Other income | 367,503 | 85,172 | 282,331 | 906,650 | 363,493 | 543,157 |
| Net operating income | $23,872,143 | $ 8,130,052 | $15,742,091 | $43,267,665 | $15,196,712 | $28,070,953 |
| **Production** | | | | | | |
| Crude oil & NGLs (Bbls/d) | 6,848 | 3,423 | 3,425 | 6,788 | 3,403 | 3,384 |
| Natural gas (Mcf/d) | 35,740 | 1,250 | 34,490 | 33,138 | 1,315 | 31,823 |
| Oil equivalent (Boe/d @ 6:1) | 12,805 | 3,631 | 9,173 | 12,311 | 3,622 | 8,688 |
| **Average Net Product Prices** | | | | | | |
| Crude oil ($/Bbl) | $39.45 | $39.48 | $38.12 | $36.11 | $36.16 | $35.84 |
| NGLs ($/Bbl) | $27.26 | $22.67 | $28.78 | $24.34 | $19.30 | $25.87 |
| Natural gas ($/Mcf) | $ 3.60 | $ 3.15 | $ 3.62 | $ 3.26 | $ 2.89 | $ 3.33 |

## ACTIVITY SUMMARY

Field activity in the second quarter of 2002 was limited due to spring breakup and considerations related to positioning of the Company's assets in anticipation of the corporate reorganization. No wells were drilled in the quarter compared to two wells in the equivalent quarter in 2001. However, workovers were performed on a number of wells in the Red Earth area and various upgrades were made to gathering systems, site access and facilities in the quarter. The Company also added to its land inventory in the Red Earth area.

Average production volumes rose in the second quarter by 8% or 994 Boe/d compared to the first quarter of 2002 and by 25% or 2,539 Boe/d compared to the second quarter of 2001. Volume increases reflect the full impact of the Company's successful winter drilling program. Oil and liquids production averaged 6,848 Bbls/d compared to 6,167 Bbls/d in the second quarter of 2001 and to 6,727 Bbls/d for the first quarter of 2002, quarter on quarter increases, respectively, of 11% and 2%. Natural gas production for the second quarter averaged 35,740 Mcf/d compared to 24,592 Mcf/d in the second quarter of 2001 and 30,508 Mcf/d for the first quarter of 2002, increases of 45% and 17%, respectively. It should be recognized that winter-only access to the Company's principal gas properties will inhibit the Company's ability to expand production and further grow reserves until at least the fourth quarter of 2002.

Aggressive drilling programs are planned for the third and fourth quarters, with a focus on the Company's inventory of drilling prospects in the Red Earth area.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2002, the MD&A contained in the Company's annual report for the year ended December 31, 2001, and the Information Circular and Proxy Statement distributed to shareholders under date of July 16, 2002.

### Financial Summary

Production income fell in both the second quarter and first half of 2002 compared to the equivalent periods in 2001 in spite of Boe/d production increases of approximately 25%, a continuing echo from the abnormally high pricing environment, particularly for natural gas, that emerged during the winter of 2000 – 2001. Cash flow and cash flow per diluted share for the second quarter were marginally higher than the equivalent period in 2001, although they were approximately 12% lower for the comparable six-month periods. Pre-tax earnings for the quarter ended June 30, 2002 were 8% lower than pre-tax earnings reported in the same period of 2001, the principal reason being higher depletion charges resulting from volume increases. After-tax earnings fell by $773,000 or by 8% and earnings per diluted share fell by $0.04 or by 12% in the second quarter compared to the prior year and also fell for the six-month period. Capital expenditures in 2002 were lower both in the quarter and in the six-month period than in the previous year.

### Production Income

Production income, before hedging adjustments, for the second quarter and first six months of 2002 fell by 6% and 23%, respectively, in comparison to the equivalent periods in the preceding year due to declines in product pricing, although the impact was mitigated by considerable volume growth. As an illustration, prices realized for natural gas in the first six months of 2002 averaged $3.26 per Mcf before hedging adjustments, compared to $8.55 per Mcf for the equivalent period in 2001, a decline of 62%. On a Boe basis, production volumes grew by approximately 25%, for both the three- and six-month periods ended June 30, 2002, over the equivalent periods in 2001.

Average product prices, before hedging adjustments, realized for the second quarter of 2002 were $38.45 per Bbl for crude oil and $3.60 per Mcf for natural gas, compared to $41.24 per Bbl and $6.66 per Mcf in the prior year. For the six-month period to June 30, 2002, the realized price for crude oil was $35.20 per Bbl and $3.26 per Mcf for natural gas. Comparable amounts for 2001 were $41.84 per Bbl and $8.55 per Mcf.

Production income, before hedging adjustments, for the second quarter of 2002 was 32% higher than in the immediately preceding quarter. Pricing was higher in the second quarter at $38.45 per Bbl for crude oil and $3.60 per Mcf for natural gas compared to $31.85 per Bbl and $2.85 per Mcf in the first quarter. In addition, average volumes on a Boe basis were 8% higher.

## Hedge Gain (Loss)

Hedging instruments in place during the second quarter of 2002 included a fixed price sale of approximately 15% of the Company's crude oil production which resulted in a loss of approximately $290,000 for the quarter and a breakeven position for the six months to June 30, 2002. No oil hedges were in place during the second quarter of 2001. The Company had two gas collars in place during the second quarter of 2002. The first collar relates to 7,000 Mmbtu/d at Sumas with a floor and ceiling of US$3.50 – US$5.10 and the second is in respect of 9,000 GJ/d at AECO with a floor and ceiling of CDN$2.75 – $5.15. In the latter case, the floor terminates on October 31, 2002 with the ceiling being effective for the period November 1, 2002 – March 31, 2003 for 12,755 GJ/d. The contribution from the gas hedges, including a foreign currency component, was $502,000 for the second quarter of 2002 and $1,528,000 for the six months to June 30, 2002. In 2001, the Company lost $155,000 on gas hedges in the second quarter and lost a total of $3,954,000 for the six-month period to June 30, 2001.

## Other Income

Other income largely represents processing revenue derived from the treatment and processing of third-party oil and gas at Company-owned and -operated facilities.

## Cash Flow from Operations

Cash flow from operations represents production and other income less net royalties, production costs, general and administrative expenses, interest and current taxes. Cash flow for the second quarter of 2002 amounted to $22,131,000, compared to $21,730,000 in the equivalent quarter of 2001 and $17,817,000 in the first quarter of 2002. For the first six months of 2002, cash flow totalled $39,948,000 compared to $44,718,000 in 2001. On a per diluted share basis, cash flow for the second quarter of 2002 amounted to $0.76 compared to $0.75 in the second quarter of 2001 and $0.62 in the first quarter of 2002. For the first six months of 2002, diluted cash flow per share amounted to $1.38 compared to $1.56 in 2001.

Net royalties as a percentage of production income amounted to 24% in the second quarter of 2002 compared to 28% in the second quarter of 2001 and 21% in the first quarter of 2002. For the six months to June 30, 2002, the royalty percentage was 23% compared to 28% in 2001. The higher royalty rates reported in 2001 are indicative of the high prices for oil and gas which prevailed for the first part of the year, particularly in the first quarter. Lower royalties in 2002 also reflect favourable royalty rates applicable to new wells.

Total production costs for the second quarter and first six months of 2002 were 5% lower than in the comparable periods of 2001 and were 12% higher than production costs reported for the first quarter of 2002. On a Boe basis, production costs amounted to $3.33 for the second quarter of 2002; $4.38 for the second quarter of 2001; $3.25 for the first quarter of 2002; $3.30 for the first half of 2002; and $4.30 for the first half of 2001.

Cost reductions achieved in 2002 are attributable to operating efficiencies achieved at a field level and to lower Boe costs at Storm owned facilities resulting from higher throughput. Field netback detail is set out below.

| Field Netbacks | Oil & NGLs (per Bbl) | | Gas (per Mcf) | | BOE 6:1 | |
|---|---|---|---|---|---|---|
| Three Months Ended June 30 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| Sales price | $ 38.45 | $ 41.24 | $ 3.60 | $ 6.66 | $ 30.61 | $ 40.73 |
| Hedge gain (loss) | (0.47) | – | 0.15 | (0.07) | 0.18 | (0.17) |
| Royalties, net | (9.16) | (11.94) | (0.84) | (1.71) | (7.28) | (11.28) |
| Production expenses | (4.71) | (4.45) | (0.28) | (0.71) | (3.33) | (4.38) |
| Field netbacks | $ 24.11 | $ 24.85 | $ 2.63 | $ 4.17 | $ 20.18 | $ 24.90 |

General and administrative expenses, net of recoveries, increased by 96% in the quarter to June 30, 2002 compared to the same quarter of 2001 and by 199% compared to the first quarter of 2002. On a first-half comparison, general and administrative costs were 74% higher in 2002 compared to 2001. A number of factors contributed to the cost increase, including higher insurance and accommodation costs and additions to the Company's exploration staff. In addition, high levels of operating and capital recoveries characterize the first quarter of each year due to the concentration of field activity in that quarter. Correspondingly, the low level of field activity in the second quarter results in the virtual elimination of cost recoveries. In this regard, both 2002 and 2001 showed almost identical cost increases, in percentage terms, between the first and second quarters. On a Boe basis, general and administrative costs amounted to $0.96 for the second quarter of 2002; $0.61 for the second quarter of 2001; $0.35 for the first quarter of 2002; $0.66 for the first six months of 2002; and $0.47 for the first six months of 2001.

Interest paid in the second quarter of 2002 was 47% lower than interest paid in the second quarter of 2001 and was 5% lower than interest paid in the first quarter of 2002. For the comparable six-month periods, interest paid in 2002 was 49% lower than in 2001. Average borrowings in the second quarter of 2002 were $65.7 million compared to $70.4 million in the comparable period in 2001. For the six-month periods, borrowings averaged $60.3 million in 2002 and $74.0 million in 2001. Interest rates approximated 4% for the first six months of 2002 compared to 6.4% in 2001.

## Net Income

Net income is established after deduction of provisions for depletion and depreciation, site restoration and abandonment and income and other taxes. Net income for the second quarter of 2002 fell by 8% to $8.7 million compared to $9.5 million in the second quarter of 2001. For the six months to June 30, 2002, net income fell by 17% to $15.5 million compared to $18.7 million in 2001. On a per diluted share basis, net income amounted to $0.30 for the second quarter of 2002 compared to $0.34 for the second quarter of 2001 and $0.24 for the first quarter of 2002. For the first six months of 2002, diluted net income per share amounted to $0.53 compared to $0.66 in 2001.

The provision for depletion and depreciation for the second quarter of 2002 increased by 29% over the provision for the equivalent quarter of 2001 and by 6% over the first quarter of 2002. Increases in depletion and depreciation largely correspond to production increases. On a Boe basis, depletion and depreciation amounted to $5.93 for the second quarter of 2002; $5.74 for the second quarter of 2001; $6.06 for the first quarter of 2002; $6.02 for the first six months of 2002; and $5.76 for the first six months of 2001. Provisions for depletion and depreciation reflect Storm's low finding and on-stream costs. The depletion and depreciation provision incorporates the results of the external reserve report by Paddock Lindstrom & Associates Ltd. dated June 1, 2002, prepared in connection with the Plan of Arrangement.

The provision for site restoration and abandonment for the second quarter of 2002 was 5% higher than the provision for the equivalent quarter of 2001 and 17% lower than the provision for the first quarter of 2002. For the comparable six-month periods, the provision in 2002 was 21% higher than the amount for 2001. On a Boe basis, the site restoration and abandonment provision amounted to $0.30 for the second quarter of 2002; $0.36 for the second quarter of 2001; $0.40 for the first quarter of 2002; $0.35 for the first six months of 2002; and $0.36 for the first six months of 2001.

The provision for future income taxes fell by $390,000 or 6%, for the first quarter of 2002 compared to the equivalent quarter of 2001, the decline being attributable to lower pre-tax income. For the first six months of 2002, the provision fell by 32% in comparison to the prior year. The effective tax rate for the second quarter of 2002 was 41.3%; the effective rate for the second quarter of 2001 was 40.5%.

## Capital Expenditures

Capital expenditures for the quarter ended June 30, 2002 amounted to $3.4 million compared to $6.9 million for the equivalent period in 2001. No wells were drilled, with costs largely being incurred on workovers, site access and facility upgrades. For the first six months of 2002, capital expenditures amounted to $30.4 million, a reduction of 11% over the prior year amount of $34.1 million.

## Liquidity and Capital Resources

From a bank borrowing base of $145 million, the Company has an arranged line of credit of $90 million of which $65.6 million had been drawn at June 30, 2002. Debt, net of working capital, fell to $56.0 million at June 30, 2002, compared to $67.7 million at June 30, 2001 and $66.0 million at December 31, 2001. Borrowing capacity available to the Company is substantial and will carry over to the entities emerging from the Plan of Arrangement.

## Outlook

We are satisfied with our performance for the second quarter of 2002. High field netbacks, a reasonable product price environment and a disciplined approach to costs contributed to our financial results. However, preparation for the reorganization of the Company did absorb management resources and much of what we did in the second quarter had to recognize that the Company, subject to shareholder approval, would in future be operating as two separate entities each with its own distinctive business plan. Approval of the Plan of Arrangement will result in each of the two new entities commissioning budgets and operating plans for the balance of 2002. These will be communicated to our shareholders and unitholders as they are finalized.

Sincerely,

| | |
|---|---|
| (signed) | (signed) |
| Matthew J. Brister<br>President and CEO | Donald G. McLean<br>Vice President, Finance and CFO |

August 12, 2002

# CONSOLIDATED BALANCE SHEETS

| | June 30, 2002 | December 31, 2001 |
|---|---|---|
| | (unaudited) | |
| **ASSETS** | | |
| **Current** | | |
| Accounts receivable | $ 20,076,737 | $ 11,547,637 |
| Prepaid expenses | 998,386 | 1,327,909 |
| | 21,075,123 | 12,875,546 |
| Capital assets | 211,955,523 | 195,006,440 |
| | $ 233,030,646 | $ 207,881,986 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 11,529,050 | $ 23,856,894 |
| Revolving bank credit facility [note 1] | 65,516,065 | – |
| | 77,045,115 | 23,856,894 |
| Long-term debt [note 1] | – | 55,008,909 |
| Provision for site restoration and abandonment | 2,970,702 | 2,192,486 |
| Future income tax | 46,008,768 | 35,768,729 |
| **Shareholders' equity** | | |
| Share capital | 39,823,471 | 39,378,878 |
| Retained earnings | 67,182,590 | 51,676,090 |
| | 107,006,061 | 91,054,968 |
| | $ 233,030,646 | $ 207,881,986 |

*See Notes to Consolidated Financial Statements.*

# CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

| | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| (unaudited) | 2002 | 2001 | 2002 | 2001 |
| **Revenue** | | | | |
| Production income | $ 35,877,196 | $ 37,893,962 | $ 64,301,167 | $ 77,328,125 |
| Royalties | (8,612,659) | (10,658,272) | (14,839,715) | (22,240,083) |
| Alberta royalty tax credit | 124,657 | 124,657 | 247,945 | 279,563 |
| Other income | 367,503 | 247,047 | 906,650 | 472,520 |
| | 27,756,697 | 27,607,394 | 50,616,047 | 55,840,125 |
| **Expenses** | | | | |
| Production | 3,884,554 | 4,094,644 | 7,348,382 | 7,711,384 |
| General and administrative | 1,122,247 | 572,074 | 1,497,417 | 858,062 |
| Interest on revolving bank credit facility | 579,522 | 1,093,052 | 1,192,164 | 2,356,435 |
| Depletion and depreciation | 6,913,254 | 5,365,359 | 13,423,106 | 10,331,794 |
| Provision for site restoration and abandonment | 351,761 | 336,310 | 778,627 | 646,053 |
| | 12,851,338 | 11,461,439 | 24,239,696 | 21,903,728 |
| **Income before income and other taxes** | 14,905,359 | 16,145,955 | 26,376,351 | 33,936,397 |
| **Income and other taxes** | | | | |
| Future income tax | 6,152,504 | 6,542,263 | 10,240,039 | 14,997,900 |
| Current and large corporations tax | 39,485 | 117,436 | 629,812 | 196,615 |
| | 6,191,989 | 6,659,699 | 10,869,851 | 15,194,515 |
| **Net income for the period** | 8,713,370 | 9,486,256 | 15,506,500 | 18,741,882 |
| **Retained earnings, beginning of period** | 58,469,220 | 28,789,960 | 51,676,090 | 19,735,338 |
| Purchase cost in excess of stated value of shares redeemed | – | – | – | (201,004) |
| **Retained earnings, end of period** | $ 67,182,590 | $ 38,276,216 | $ 67,182,590 | $ 38,276,216 |
| **Net income per share** [note 3] | | | | |
| Basic | $ 0.31 | $ 0.34 | $ 0.56 | $ 0.68 |
| Diluted | $ 0.30 | $ 0.34 | $ 0.53 | $ 0.66 |

*See Notes to Consolidated Financial Statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| (unaudited) | Three Months Ended June 30 2002 | Three Months Ended June 30 2001 | Six Months Ended June 30 2002 | Six Months Ended June 30 2001 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net income for the period | $ 8,713,370 | $ 9,486,256 | $ 15,506,500 | $ 18,741,882 |
| Add non-cash items: | | | | |
| Depletion and depreciation | 6,913,254 | 5,365,359 | 13,423,106 | 10,331,794 |
| Provision for site restoration and abandonment | 351,761 | 336,310 | 778,627 | 646,053 |
| Future income tax | 6,152,504 | 6,542,263 | 10,240,039 | 14,997,900 |
| Cash flow from operations | 22,130,889 | 21,730,188 | 39,948,272 | 44,717,629 |
| Actual site restoration paid | (402) | – | (402) | – |
| Net change in non-cash working capital items | (10,985,905) | (12,728,645) | (12,845,224) | (4,442,677) |
| | 11,144,582 | 9,001,543 | 27,102,646 | 40,274,952 |
| **Financing activities** | | | | |
| Proceeds from exercise of stock options | 237,090 | 195,099 | 444,593 | 468,888 |
| Common shares repurchased | – | – | – | (266,428) |
| (Decrease) increase to long-term debt/ revolving bank credit facility | (413,285) | 4,482,969 | 10,507,156 | (2,852,359) |
| | (176,195) | 4,678,068 | 10,951,749 | (2,649,899) |
| **Investing activities** | | | | |
| Capital asset additions, net | (3,370,884) | (6,865,794) | (30,372,199) | (34,072,228) |
| Net change in non-cash working capital items | (7,597,503) | (6,813,817) | (7,682,196) | (3,552,825) |
| | (10,968,387) | (13,679,611) | (38,054,395) | (37,625,053) |
| **Increase in cash during the period** | – | – | – | – |
| Cash, beginning of period | – | – | – | – |
| **Cash, end of period** | $ – | $ – | $ – | $ – |
| **Cash flow from operations per share** [note 3] | | | | |
| Basic | $ 0.79 | $ 0.78 | $ 1.43 | $ 1.62 |
| Diluted | $ 0.76 | $ 0.75 | $ 1.38 | $ 1.56 |

*See Notes to Consolidated Financial Statements.*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2002

## 1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Storm Energy Inc. (the "Company") and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles and, except as outlined below, are consistent with the accounting policies set out in the Company's 2001 Annual Report. The consolidated financial statements and notes should be read in conjunction with the Company's 2001 Annual Report.

### Change in Accounting Policy

The Company has in place a revolving credit facility with a major Canadian financial institution, which has been classified as a current liability in accordance with standards recently set by the Canadian Institute of Chartered Accountants. Of the total borrowing base available of $145 million, the Company has a $90-million facility which bears interest, payable monthly, at the bank's prime rate.

### Change in Disclosure

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation. The effect of this application has been disclosed in Note 2 to the consolidated financial statements.

## 2. SHARE CAPITAL

### Issued

The Company's share capital consists of an unlimited number of voting common shares and preferred shares.

| | Number of Shares | Consideration |
|---|---|---|
| **Common Shares** | | |
| Balance as at December 31, 2000 | 27,470,334 | $ 38,653,624 |
| Issued upon exercise of stock options | 358,074 | 790,678 |
| Purchased by normal course issuer bid | (46,400) | (65,424) |
| Balance as at December 31, 2001 | 27,782,008 | 39,378,878 |
| Issued upon exercise of stock options | 135,750 | 444,593 |
| Purchased by normal course issuer bid | – | – |
| **Balance as at June 30, 2002** | **27,917,758** | **$ 39,823,471** |

### Stock-Based Compensation Plan

The following table summarizes the status of the Company's stock option plan as of June 30, 2002 and December 31, 2001 and changes during the period ending on those dates:

| | June 30, 2002 | | December 31, 2001 | |
|---|---|---|---|---|
| | Shares (000s) | Weighted-Average Exercise Price | Shares (000s) | Weighted-Average Exercise Price |
| Outstanding at beginning of period | 1,880 | $ 4.52 | 1,807 | $ 3.01 |
| Granted | 355 | 10.49 | 995 | 8.91 |
| Exercised | (136) | 3.28 | (358) | 2.21 |
| Cancelled | (54) | 3.49 | (564) | 8.60 |
| Outstanding at end of period | 2,045 | 5.66 | 1,880 | 4.52 |

The Company accounts for its stock-based compensation plans using the intrinsic value of options granted whereby no costs have been recognized in the financial statements for stock options granted to employees and directors. Effective January 1, 2002, under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company's net earnings and net earnings per share would approximate the following pro forma amounts (the pro forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002):

| ($000s, except per share) | Three Months Ended June 30, 2002 | Six Months Ended June 30, 2002 |
|---|---|---|
| Compensation costs | $ 126 | $ 249 |
| Net income | | |
| As reported | $ 8,713 | $ 15,507 |
| Pro forma | $ 8,641 | $ 15,363 |
| Net income per common share | | |
| Basic | | |
| As reported | $ 0.31 | $ 0.56 |
| Pro forma | $ 0.31 | $ 0.55 |
| Diluted | | |
| As reported | $ 0.30 | $ 0.53 |
| Pro forma | $ 0.30 | $ 0.53 |

The fair value of each option is established on the date of grant using the Black-Scholes option-pricing model with weighted-average assumptions as follows:

| | 2002 |
|---|---|
| Risk-free interest rate | 4.88 |
| Expected lives (years) | 5.00 |
| Expected volatility | 56.77 |
| Dividend per share | 0.00 |

### Normal Course Issuer Bid

Effective December 12, 2001, the Company renewed its normal course issuer bid process, allowing the Company to purchase up to 1,386,000 or 5% of its issued and outstanding common shares, during the 12-month period beginning December 20, 2001. As at June 30, 2002, no common shares had been purchased under the renewed normal course issuer bid.

## 3. PER SHARE AMOUNTS

| | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| **Basic** | | | | |
| Net income per share | $ 0.31 | $ 0.34 | $ 0.56 | $ 0.68 |
| Cash flow from operations per share | $ 0.79 | $ 0.78 | $ 1.43 | $ 1.62 |
| Weighted-average number of shares outstanding (000s) | 27,893 | 27,605 | 27,860 | 27,561 |
| **Diluted** | | | | |
| Net income per share | $ 0.30 | $ 0.34 | $ 0.53 | $ 0.66 |
| Cash flow-from operations per share | $ 0.76 | $ 0.75 | $ 1.38 | $ 1.56 |
| Weighted-average number of shares outstanding (000s) | 29,103 | 28,637 | 28,989 | 28,593 |

## 4. CASH FLOW INFORMATION

| | 2002 | 2001 |
|---|---|---|
| Accounts receivable | $ (8,529,100) | $ 5,557,217 |
| Prepaid expenses | 329,523 | 272,912 |
| Accounts payable and accrued liabilities | (12,327,843) | (13,825,631) |
| Change in non-cash working capital | $ (20,527,420) | $ (7,995,502) |
| These changes relate to the following activities: | | |
| Operating activities | $ (12,845,224) | $ (4,442,677) |
| Investing activities | (7,682,196) | (3,552,825) |
| | $ (20,527,420) | $ (7,995,502) |
| Interest paid for the six months ended June 30 | $ 1,192,164 | $ 2,356,435 |
| Income taxes paid | $ – | $ – |

## 5. CORPORATE REORGANIZATION

On June 14, 2002, the Company announced that it will proceed with a corporate reorganization that will result in the Company dividing its operations into two publicly listed entities. The larger entity will become an income trust with a primary focus on the management of stable long-life reserves, and capable of a high level of cash distribution to unitholders. The second entity will be focused on the exploration for, development and production of, oil and gas reserves. The reorganization is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by the end of August 2002.

# CORPORATE INFORMATION

## SENIOR MANAGEMENT

Matthew J. Brister
President & CEO

P. Grant Wierzba
Vice President, Operations & COO

Stuart G. Clark
Executive Director

Donald G. McLean
Vice President, Finance & CFO

Harry Ediger
Vice President, Land

Thomas N. Lindskog
Vice President, Exploration

Brian Lavergne
Vice President, Production

Eric Blakely
Exploration Manager

Adeline L. Roth
Controller

## DIRECTORS

Matthew J. Brister

John A. Brussa

Stuart G. Clark

J. Keith Farries, Chairman

D. Keith MacDonald

Gregory G. Turnbull

P. Grant Wierzba

## EXECUTIVE OFFICES

Suite 3300, 205 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V7
Tel: (403) 264-3959
Fax: (403) 266-6209
Web site: www.stormenergy.com

## STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol "SME"

## SOLICITORS

McCarthy Tétrault LLP
Calgary, Alberta

## AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

## BANKERS

C.I.B.C. Oil & Gas Group
Calgary, Alberta

## REGISTRAR & TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

**Forward Looking Information**

Certain information regarding Storm set forth in this quarterly report, including management's assessment of Storm's future plans and operations, contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond Storm's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of available qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Storm's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward looking statements and, accordingly, no assurance can be given that any events anticipated by the forward looking statements will transpire or occur, or if any of them do, what benefits Storm can derive therefrom.

STORM ENERGY INC.
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7

WWW.STORMENERGY.COM

August 29, 2002

Alberta Securities Commission *(viaSEDAR)*
British Columbia Securities Commission *(viaSEDAR)*
Manitoba Securities Commission *(viaSEDAR)*
Ontario Securities Commission *(viaSEDAR)*
Quebec Securities Commission *(viaSEDAR)*
The Toronto Stock Exchange *(viaSEDAR)*

Dear Sirs:

**Re: Storm Energy Inc.**
**Mailing of Second Quarter Report**
**to Registered Shareholders**

As the mailing agent for Storm Energy Inc., we are pleased to confirm the mailing of the second quarter report for the period ended June 30, 2002, to each of the Registered Shareholders of the subject corporation on **August 29, 2002**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Storm Energy Inc.
Attn: Ms. Adeline Roth

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF INTERIM MAILING TO THE |
| OF | ) | SHAREHOLDERS OF**STORM ENERGY INC.** |
| ALBERTA | ) | ("CORPORATION"). |

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **AUGUST 29, 2002** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION;**

   **(a) a copy of the SECOND QUARTER REPORT FOR THE PERIOD ENDED JUNE 30, 2002 marked EXHIBIT "A" and identified by me;**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF )
CALGARY IN THE PROVINCE OF ALBERTA )
THIS 29TH DAY OF AUGUST 2002. )
)
)
)

"Pat Elliott"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2003.

"Cheryl Dahlager"
CHERYL DAHLAGER

c2306
r f BC-Storm-Q2-results 08-13 4257
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Storm Energy Inc (SME - TSX) Announces - Second Quarter and First Half 2002 Financial and Operating Results

CALGARY, Aug. 12 /CNW/ - Storm Energy Inc. ("Storm") is pleased to announce its unaudited consolidated financial and operating results for the second quarter and first half ended June 30, 2002, along with comparative information for the second quarter and six months ended June 30, 2001.

<<
Operations

Storm Energy Inc.
Consolidated Highlights

| | Three Months Ended June 30 | | | Six Months Ended June 30 | | |
|---|---|---|---|---|---|---|
| | 2002 | 2001 | % Change | 2002 | 2001 | % Change |
| Financial ($000's except where noted) | | | | | | |
| Production income | 35,665 | 38,049 | (6) | 62,773 | 81,282 | (23) |
| Hedge gain (loss) | 212 | (155) | (237) | 1,528 | (3,954) | (139) |
| Other income | 368 | 247 | 49 | 907 | 473 | 92 |
| Cash flow from operations | 22,131 | 21,730 | 2 | 39,948 | 44,718 | (11) |
| Per share - basic | 0.79 | 0.78 | 1 | 1.43 | 1.62 | (12) |
| - diluted | 0.76 | 0.75 | 1 | 1.38 | 1.56 | (12) |
| Net income | 8,713 | 9,486 | (8) | 15,507 | 18,742 | (17) |
| Per share - basic | 0.31 | 0.34 | (9) | 0.56 | 0.68 | (18) |
| - diluted | 0.30 | 0.34 | (12) | 0.53 | 0.66 | (20) |
| Capital expenditures, net | 3,371 | 6,866 | (51) | 30,372 | 34,072 | (11) |
| Long term debt (including working capital) | - | - | - | 55,970 | 67,618 | (17) |
| Common sha outstanding (thousands) | | | | | | |
| Basic | - | - | - | 27,918 | 27,642 | 1 |
| Diluted | - | - | - | 29,963 | 29,751 | 1 |
| Weighted average common shares outstanding (thousands) | - | - | - | 27,860 | 27,561 | 1 |
| Diluted number of common shares outstanding (thousands) | - | - | - | 28,989 | 28,593 | 1 |

Operations
Average daily production

| | | | | | | |
|---|---|---|---|---|---|---|
| Crude oil and NGL's (Bbls/d) | 6,848 | 6,167 | 11 | 6,788 | 6,291 | 8 |
| Natural gas (Mcf/d) | 35,740 | 24,592 | 45 | 33,138 | 21,743 | 52 |
| Barrels of oil equivalent (Boe/d at 6:1) | 12,805 | 10,266 | 25 | 12,311 | 9,915 | 24 |
| Average product prices | | | | | | |
| Crude oil ($CDN/Bbl) | 38.45 | 41.24 | (7) | 35.20 | 41.84 | (16) |
| Hedge gain (loss) | (0.47) | 0.00 | | (0.01) | 0.00 | |
| WTI ($US/Bbl) | 26.26 | 27.97 | (6) | 24.05 | 28.33 | (15) |
| Natural gas ($CDN/Mcf) | 3.60 | 6.66 | (46) | 3.26 | 8.55 | (62) |
| Hedge gain (loss) | 0.15 | (0.07) | (314) | 0.26 | (1.00) | (126) |
| Wells drilled | | | | | | |
| Gross | 0.00 | 2.00 | (100) | 24.00 | 19.00 | 26 |
| Net | 0.00 | 1.24 | (100) | 16.00 | 13.94 | 15 |
| Success rate (%) | 0 | 50 | - | 74 | 63 | - |

>>

Corporate Reorganization

On June 14, 2002 Storm announced that it intended, subject to shareholder, court and regulatory approval, to divide its business into two separate entities, being a smaller, high growth potential exploration and development company, Storm Energy Ltd., and an income trust, Focus Energy Trust, which will distribute each month to unit holders operating cash flow in excess of reinvestment requirements. Storm Energy Ltd. will receive approximately 25% of Storm's reserves, mostly Company operated light oil reserves in the Red Earth area of north central Alberta, as well as substantially all of Storm's undeveloped lands, comprising about 250,000 net acres. Current production from properties to be owned by Storm Energy Ltd. approximates 3,500 Boe/d. Focus Energy Trust will receive approximately 75% of Storm's reserves, comprising virtually all of Storm's long life gas reserves, and oil reserves equivalent to a 40% working interest in Storm's light oil properties. Current production from the future trust properties approximates 8,800 Boe/d.

The transaction will proceed under a Plan of Arrangement, details of which have been provided to shareholders in an Information Circular dated July 16, 2002. In summary, each shareholder of Storm will receive, for each share of Storm held, one common share of Storm Energy Ltd. and one unit in Focus Energy Trust. In addition, in lieu of trust units, Storm shareholders can elect to receive Exchangeable Shares which do not receive monthly distributions but are convertible into trust units at a premium reflecting the value of distributions not received. A Shareholders' meeting will be held on August 20, 2002 to consider the plan, and if ratified by shholders, court approval to implement the transaction will be sought and closing of the Plan of Arrangement will be completed. This process is expected to take 2-3 days. Upon closing of the Plan of Arrangement, shares of Storm will cease to trade on the TSX and trading of the two successor securities, common shares of Storm Energy Ltd (trading symbol "SEM"), and units of Focus Energy Trust (trading symbol "FET"), will commence shortly thereafter.

With respect to management of the two successor entities, existing Storm management will assume management of the exploration company, Storm Energy Ltd. Focus Energy Trust will put in place a separate management group, under the leadership of Mr. Derek Evans, a respected senior oil and gas executive. For an interim period, until June 30, 2003, Storm Energy Ltd. will provide management services to Focus Energy Trust under contract. This will enable the Trust to develop its own management, operational and administrative infrastructure in a controlled manner, enabling the Trust to maintain management quality while Trust staff become familiar with the Trust's asset base. Thus, effective July 1, 2003, Focus Energy Trust will operate as a

business wholly separate from Storm Energy Ltd.

Set out below is operating information for the second quarter of 2002 divided on a pro forma basis between the two proposed entities.

Selected Pro Forma Financial and Operating Information
Periods Ended June 30, 2002

<<

| | Three Months Ended June 30, 2002 | | |
|---|---|---|---|
| | Storm Energy Inc. | Storm Energy Ltd. | Focus Energy Trust |
| Production income | $35,877,196 | $12,583,211 | $23,293,985 |
| Royalties, net of ARTC | (8,488,002) | (3,007,955) | (5,480,047) |
| Production expenses | (3,884,552) | (1,530,375) | (2,354,177) |
| Other income | 367,503 | 85,172 | 282,331 |
| Net operating income | $23,872,145 | $8,130,053 | $15,742,092 |
| Production: | | | |
| Crude oil & NGLs (Bbls/d) | 6,848 | 3,423 | 3,425 |
| Natural gas (Mcf/d) | 35,740 | 1,250 | 34,490 |
| Oil equivalent (Boe/d at 6:1) | 12,805 | 3,631 | 9,173 |
| Average Net Product Prices | | | |
| Crude oil ($/Bbl) | $39.45 | $39.48 | $38.12 |
| NGL ($/Bbl) | $27.26 | $22.67 | $28.78 |
| Natural gas ($/Mcf) | $3.60 | $3.15 | $3.39 |

| | Six Months Ended June 30, 2002 | | |
|---|---|---|---|
| | Storm Energy Inc. | Storm Energy Ltd. | Focus Energy Trust |
| Production income | $64,301,167 | $22,830,497 | $41,470,670 |
| Royalties, net of ARTC | (14,591,770) | (5,203,202) | (9,388,568) |
| Production expenses | (7,348,380) | (2,794,075) | (4,554,305) |
| Other income | 906,650 | 363,493 | 543,157 |
| Net operating income | $43,267,667 | $15,196,713 | $28,070,954 |
| Production: | | | |
| Crude oil & NGLs (Bbls/d) | 6,788 | 3,403 | 3,384 |
| Natural gas (Mcf/d) | 33,138 | 1,315 | 31,823 |
| Oil equivalent (Boe/d at 6:1) | 12,311 | 3,622 | 8,688 |
| Average Net Product Prices | | | |
| Crude oil ($/Bbl) | $36.11 | $36.16 | $35.84 |
| NGL ($/Bbl) | $24.34 | $19.30 | $25.87 |
| Natural gas ($/Mcf) | $3.26 | $2.89 | $3.33 |

>>

Activity Summary

Field activity in the second quarter of 2002 was limited due to spring breakup and considerations related to positioning of the Company's assets in anticipation of the corporate reorganization. No wells were drilled in the quarter compared to two wells in the equivalent quarter in 2001. However

workovers were performed on a number of wells in the Red Earth area and various upgrades were made to gathering systems, site access and facilities in the quarter. The Company also added to its land inventory in the Red Earth area.

Average production volumes rose in the second quarter by 8% or 994 Boe/d compared to the first quarter of 2002 and by 25% or 2,539 Boe/d compared to the second quarter of 2001. Volume increases reflect the full impact of the Company's successful winter drilling program. Oil and liquids production averaged 6,848 Bbls/d compared to 6,167 Bbls/d in the second quarter of 2001 and to 6,727 Bbls/d for the first quarter of 2002, quarter on quarter increases, respectively, of 11% and 2%. Natural gas production for the second quarter averaged 35,740 Mcf/d compared to 24,592 Mcf/d in the second quarter of 2001 and 30,508 Mcf/d for the first quarter of 2002, increases of 45% and 17%, respectively. It should be recognized that winter only access to the Company's principal gas properties will inhibit the Company's ability to expand production and further grow reserves until at least the fourth quarter of 2002.

Aggressive drilling programs are planned for the third and fourth quarters, with a focus on the Company's inventory of drilling prospects in the Red Earth area.

## Management's Discussion and Analysis

Management's discussion and analysis of financial condition and results of operations ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2002, the MD&A contained in the Company's annual report for the year ended December 31, 2001, and the Information Circular and Proxy Statement distributed to shareholders under date of July 16, 2002.

### Financial Summary

Production income fell in both the second quarter and first half of 2002 compared to the equivalent periods in 2001 in spite of Boe/d production increases of approximately 25%, a continuing echo from the abnormally high pricing environment, particularly for natural gas, that emerged during the winter of 2000 - 2001. Cash flow and cash flow per diluted share for the second quarter were marginally higher than the equivalent period in 2001, although they were approximately 12% lower for the comparable six month periods. Pre tax earnings for the quarter ended June 30, 2002 were 8% lower than pre tax earnings reported in the same period of 2001, the principal reason being higher depletion charges resulting from volume increases. After tax earnings fell by $773,000 or by 8% and earnings per diluted share fell by $0.04 or by 12% in the second quarter compared to the prior year and also fell for the six month period. Capital expenditures in 2002 were lower both in the quarter and in the six month period than in the previous year.

### Production Income

Production income for the second quarter and first six months of 2002 fell by 6% and 23% in comparison to the equivalent periods in the preceding year due to declines in product pricing, although the impact was mitigated by considerable volume growth. As an illustration, prices realized for natural gas in the first six months of 2002 averaged $3.26 per Mcf before hedging adjustments, compared to $8.55 per Mcf for the equivalent period in 2001, a decline of 62%. On a Boe basis production volumes grew by approximately 25%, for both the three and six month periods ended June 30, 2002, over the equivalent periods in 2001.

Average product prices, before hedging adjustments, realized for the second quarter of 2002 were $38.45 per Bbl for crude oil and $3.60 per Mcf for natural gas, compared to $41.24 per Bbl and $6.66 per Mcf in the prior year. For the six month period to June 30, 2002 the realized price for crude oil was $35.20 per Bbl and $3.26 per Mcf for natural gas. Comparable amounts for 2001

were $41.84 per Bbl and $8.55 per Mcf.

Production income for the second quarter of 2002 was 32% higher than in the immediately preceding quarter. Pricing was higher in the second quarter at $38.45 per Bbl for crude oil and $3.60 per Mcf for natural gas compared to $31.85 per Bbl and $2.85 per Mcf in the first quarter. In addition, average volumes on a Boe basis were 8% higher.

Hedge Gain (Loss)

Hedging instruments in place during the second quarter of 2002 included a fixed price sale of approximately 15% of the Company's crude oil production which resulted in a loss of approximately $290,000 for the quarter and a breakeven position for the six months to June 30, 2002. No oil hedges were in place during the second quarter of 2001. The Company had two gas collars in place during the second quarter of 2002. The first collar relates to 7,000 Mmbtu/d at Sumas with a floor and ceiling of US$3.50 - US$5.10 and the second is in respect of 9,000 GJ/d at AECO with a floor and ceiling of Cdn $2.75 - $5.15. In the latter case the floor terminates on October 31, 2002 with the ceiling being effective for the period November 1, 2002 - March 31, 2003 for 12,755 GJ/d. The contribution from the gas hedges, including a foreign currency component, was $502,000 for the second quarter of 2002 and $1,528,000 for the six months to June 30, 2002. In 2001 the Company lost $155,000 on gas hedges in the second quarter and lost a total of $3,954,000 for the six month period to June 30, 2001.

Other Income

Other income largely represents processing revenue derived from the treatment and processing of third party oil and gas at Company owned and operated facilities.

Cash Flow from Operations

Cash flow from operations represents production and other income less net royalties, production costs, general and administrative expenses, interest and current taxes. Cash flow for the second quarter of 2002 amounted to $22,131,000, compared to $21,730,000 in the equivalent quarter of 2001 and $17,817,000 in the first quarter of 2002. For the first six months of 2002 cash flow totalled $39,948,000 compared to $44,718,000 in 2001. On a per diluted share basis cash flow for the second quarter of 2002 amounted to $0.76 compared to $0.75 in the second quarter of 2001 and $0.62 in the first quarter of 2002. For the first six months of 2002 diluted cash flow per share amounted to $1.38 compared to $1.56 in 2001.

Net royalties as a percentage of production income amounted to 24% in the second quarter of 2002 compared to 28% in the first quarter of 2001 and 21% in the first quarter of 2002. For the six months to June 30, 2002 the royalty percentage was 23% compared to 28% in 2001. The higher royalty rates reported in 2001 are indicative of the high prices for oil and gas which prevailed for the first part of the year, particularly in the first quarter. Lower royalties in 2002 also reflect favourable royalty rates applicable to new wells.

Total production costs for the second quarter and first six months of 2002 were 5% lower than in the comparable periods of 2001 and were 12% higher than production costs reported for the first quarter of 2002. On a Boe basis production costs amounted to $3.33 for the second quarter of 2002: $4.38 for the second quarter of 2001: $3.25 for the first quarter of 2002: $3.30 for the first half of 2002: and $4.30 for the first half of 2001.

Cost reductions achieved in 2002 are attributable to operating efficiencies achieved at a field level and to lower Boe costs at Storm owned facilities resulting from higher throughput. Field netback detail is set out below.

<<

| Field Netbacks | Oil&NGLs (per Bbl) | Gas (per Mcf) | BOE 6:1 |
|---|---|---|---|

| Three Months Ended June 30 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| Sales price | $38.45 | $41.24 | $3.60 | $6.66 | $30.61 | $40.73 |
| Hedge gain (loss) | (0.47) | - | 0.15 | (0.07) | 0.18 | (0.17) |
| Royalties (net) | (9.16) | (11.94) | (0.84) | (1.71) | (7.28) | (11.28) |
| Production expenses | (4.71) | (4.45) | (0.28) | (0.71) | (3.33) | (4.38) |
| Field Netback | $24.11 | $24.85 | $2.63 | $4.17 | $20.18 | $24.90 |

>>

General and administrative expenses, net of recoveries, increased by 96% in the quarter to June 30, 2002 compared to the same quarter of 2001 and by 199% compared to the first quarter of 2002. On a first half comparison general and administrative costs were 74% higher in 2002 compared to 2001. A number of factors contributed to the cost increase, including higher insurance and accommodation costs and additions to the Company's exploration staff. In addition high levels of operating and capital recoveries characterize the first quarter of each year due to the concentration of field activity in that quarter. Correspondingly, the low level of field activity in the second quarter results in the virtual elimination of cost recoveries. In this regard both 2002 and 2001 showed almost identical cost increases, in percentage terms, as between the first and second quarters. On a Boe basis general and administrative costs amounted to $0.96 for the second quarter of 2002: $0.61 for the second quarter of 2001: $0.35 for the first quarter of 2002: $0.66 for the first six months of 2002: and $0.47 for the first six months of 2001.

Interest paid in the second quarter of 2002 was 47% lower than interest paid in the second quarter of 2001 and was 5% lower than interest paid in the first quarter of 2002. For the comparable six month periods interest paid in 2002 was 49% lower than in 2001. Average borrowings in the second quarter of 2002 were $65.7 million compared to $70.4 million in the comparable period in 2001. For the six month periods borrowings averaged $60.3 million in 2002 and $74.0 million in 2001. Interest rates approximated 4% for the first six months of 2002 compared to 6.4% in 2001.

Net Income

Net income is established after deduction of provisions for depletion and depreciation, site restoration and abandonment and income and other taxes. Net income for the second quarter of 2002 fell by 8% to $8.7 million compared to $9.5 million in the second quarter of 2001. For the six months to June 30, 2002 net income fell by 17% to $15.5 million compared to $18.7 million in 2001. On a per diluted share basis net income amounted to $0.30 for the second quarter of 2002 compared to $0.34 for the second quarter of 2001 and $0.24 for the first quarter of 2002. For the first six months of 2002 diluted net income per share amounted to $0.53 compared to $0.66 in 2001.

The provision for depletion and depreciation for the second quarter of 2002 increased by 29% over the provision for the equivalent quarter of 2001 and by 6% over the first quarter of 2002. Increases in depletion and depreciation correspond to production increases. On a Boe basis depletion and depreciation amounted to $5.93 for the second quarter of 2002: $5.74 for the second quarter of 2001: $6.06 for the first quarter of 2002: $6.02 for the first six months of 2002: and $5.76 for the first six months of 2001. Provisions for depletion and depreciation reflect Storm's low finding and on stream costs. The depletion and depreciation provision incorporates the results of the external reserve report by Paddock Lindstrom & Associates Ltd. dated June 1, 2002, prepared in connection with the Plan of Arrangement.

The provision for site restoration and abandonment for the second quarter of 2002 was 5% higher than the provision for the equivalent quarter of 2001 and 17% lower than the provision for the first quarter of 2002. For the comparable six month periods the provision in 2002 was 21% higher than the amount for 2001. On a Boe basis the site restoration and abandonment provision

amounted to $0.30 for the second quarter of 2002: $0.36 for the second quarter of 2001: $0.40 for the first quarter of 2002: $0.35 for the first six months of 2002: and $0.36 for the first six months of 2001.

The provision for income taxes fell by $390,000 or 6%, for the first quarter of 2002 compared to the equivalent quarter of 2001, the decline being attributable to lower pre tax income. For the first six months of 2002, the provision fell by 32% in comparison to the prior year. The effective tax rate for the second quarter of 2002 was 41.3%, the effective rate for the second quarter of 2001 being 40.5%.

Capital Expenditures

Capital expenditures for the quarter ended June 30, 2002 amounted to $3.4 million compared to $6.9 million for the equivalent period in 2001. No wells were drilled with costs largely being incurred on workovers, site access and facility upgrades. For the first six months of 2002 capital expenditures amounted to $30.4 million a reduction of 11% over the prior year amount of $34.1 million.

Liquidity and Capital Resources

From a bank borrowing base of $145 million, the Company has an arranged line of credit of $90 million of which $65.6 million had been drawn at June 30, 2002. Debt, net of working capital, fell to $56.0 million at June 30, 2002, compared to $67.7 million at June 30, 2001 and $66.0 million at December 31, 2001. Borrowing capacity available to the Company is substantial and will carry over to the entities emerging from the Plan of Arrangement.

Outlook

We are satisfied with our performance for the second quarter of 2002. High field netbacks, a reasonable product price environment and a disciplined approach to costs contributed to our financial results. However preparation for the reorganization of the Company did absorb management resources and much of what we did in the second quarter had to recognize that the Company, subject to shareholder approval, would in future be operating as two separate entities each with its own distinctive business plan. Approval of the Plan of Arrangement will result in each of the two new entities commissioning budgets and operating plans for the balance of 2002. These will be communicated to our shareholders and unit holders as they are finalized.

Conference Call

Management will review the Company's second quarter results in a conference call and webcast scheduled for 2:00pm Mountain Standard Time on Tuesday, August 13, 2002. The conference call telephone number is 1-888-881-4892 and the webcast will be available at www.newswire.ca/webcast/pages/StormEnergy20020813/

Sincerely,

| | |
|---|---|
| Matthew J. Brister, | Donald G. McLean, |
| President and CEO | Vice President, Finance and CFO |

Forward Looking Information

Certain information regarding Storm set forth in this quarterly report, including management's assessment of Storm's future plans and operations, contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond Storm's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of available qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Storm's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward looking statements and,

accordingly, no assurance can be given that any events anticipated by the forward looking statements will transpire or occur, or if any of them do, what benefits Storm can derive therefrom.

<<
Storm Energy Inc.
Consolidated Balance Sheets

| | June 30, 2002 | December 31, 2001 |
|---|---|---|
| | (unaudited) | |
| ASSETS | | |
| Current | | |
| Accounts receivable | 20,076,737 | 11,547,637 |
| Prepaid expenses | 998,386 | 1,327,909 |
| | 21,075,123 | 12,875,546 |
| Capital assets | 211,955,523 | 195,006,440 |
| | 233,030,646 | 207,881,986 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current | | |
| Accounts payable and accrued liabilities | 11,529,050 | 23,856,894 |
| Revolving bank credit facility | 65,516,065 | - |
| | 77,045,115 | 23,856,894 |
| Long term debt | - | 55,008,909 |
| Provision for site restoration and abandonment | 2,970,702 | 2,192,486 |
| Future income tax | 46,008,768 | 35,768,729 |
| Shareholders' equity | | |
| Share capital | 39,823,471 | 39,378,878 |
| Retained earnings | 67,182,590 | 51,676,090 |
| | 107,006,061 | 91,054,968 |
| | 233,030,646 | 207,881,986 |

Storm Energy Inc.
Consolidated Statements of Income and Retained Earnings

| | Three Months Ended, June 30, 2002 $ | Three Months Ended, June 30, 2001 $ | Six Months Ended, June 30, 2002 $ | Six Months Ended, June 30, 2001 $ |
|---|---|---|---|---|
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| Revenue | | | | |
| Production income | 35,877,196 | 37,893,962 | 64,301,167 | 77,328,125 |
| Royalties | (8,612,659) | (10,658,272) | (14,839,715) | (22,240,083) |
| Alberta royalty tax credit | 124,657 | 124,657 | 247,945 | 279,563 |
| Other income | 367,503 | 247,047 | 906,650 | 472,520 |
| | 27,756,697 | 27,607,394 | 50,616,047 | 55,840,125 |
| Expenses | | | | |
| Production | 3,884,554 | 4,094,644 | 7,348,382 | 7,711,384 |
| General and administrative | 1,122,247 | 572,074 | 1,497,417 | 858,062 |
| Interest on revolving bank credit facility | 579,522 | 1,093,052 | 1,192,164 | 2,356,435 |
| Depletion and depreciation | 6,913,254 | 5,365,359 | 13,423,106 | 10,331,794 |
| Provision for site restoration and abandonment | 351,761 | 336,310 | 778,627 | 646,053 |
| | 12,851,338 | 11,461,439 | 24,239,696 | 21,903,728 |
| Income before income and other taxes | 14,905,359 | 16,145,955 | 26,376,351 | 33,936,397 |
| Income and other taxes | | | | |
| Future income tax | 6,152,504 | 6,542,263 | 10,240,039 | 14,997,900 |
| Current and large corporations tax | 39,485 | 117,436 | 629,812 | 196,615 |
| | 6,191,989 | 6,659,699 | 10,869,851 | 15,194,515 |
| Net income for the period | 8,713,370 | 9,486,256 | 15,506,500 | 18,741,882 |
| Retained earnings, beginning of period | 58,469,220 | 28,789,960 | 51,676,090 | 19,735,338 |
| Purchase cost in excess of stated value of shares redeemed | - | - | - | (201,004) |
| Retained earnings, end of period | 67,182,590 | 38,276,216 | 67,182,590 | 38,276,216 |
| Net income per share | | | | |
| Basic | 0.31 | 0.34 | 0.56 | 0.68 |
| Diluted | 0.30 | 0.34 | 0.53 | 0.66 |

Storm Energy Inc.
Consolidated Statements of Cash Flows

| | Three Months Ended, June 30, 2002 $ | Three Months Ended, June 30, 2001 $ | Six Months Ended, June 30, 2002 $ | Six Months Ended, June 30, 2001 $ |
|---|---|---|---|---|
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| Operating activities | | | | |
| Net income for the period | 8,713,370 | 9,486,256 | 15,506,500 | 18,741,882 |
| Add non-cash items: | | | | |
| Depletion and depreciation | 6,913,254 | 5,365,359 | 13,423,106 | 10,331,794 |
| Provision for site restoration and abandonment | 351,761 | 336,310 | 778,627 | 646,053 |
| Future income tax | 6,152,504 | 6,542,263 | 10,240,039 | 14,997,900 |
| Cash flow from operations | 22,130,889 | 21,730,188 | 39,948,272 | 44,717,629 |
| Actual site restoration paid | (402) | - | (402) | - |
| Net change in non-cash working capital items | (10,985,905) | (12,728,645) | (12,845,224) | (4,442,677) |
| | 11,144,582 | 9,001,543 | 27,102,646 | 40,274,952 |
| Financing activities | | | | |
| Proceeds from exercise of stock options | 237,090 | 195,099 | 444,593 | 468,888 |
| Common shares repurchased | - | - | - | (266,428) |
| (Decrease) increase to long term debt / revolving bank credit facility | (413,285) | 4,482,969 | 10,507,156 | (2,852,359) |
| | (176,195) | 4,678,068 | 10,951,749 | (2,649,899) |
| Investing activities | | | | |
| Property and equipment additions and dispositions, net | (3,370,884) | (6,865,794) | (30,372,199) | (34,072,228) |
| Net change in non-cash working capital items | (7,597,503) | (6,813,817) | (7,682,196) | (3,552,825) |
| | (10,968,387) | (13,679,611) | (38,054,395) | (37,625,053) |
| Increase in cash during the period | - | - | - | - |
| Cash, beginning of period | - | - | - | - |

| | | | | |
|---|---|---|---|---|
| Cash, end of period | - | - | - | - |
| Cash flow from operations per share | | | | |
| Basic | 0.79 | 0.78 | 1.43 | 1.62 |
| Diluted | 0.76 | 0.75 | 1.38 | 1.56 |

>>
%SEDAR: 00004970E

-0- 08/13/2002

/For further information: Storm Energy Inc., Matthew J. Brister, President and CEO; Donald G. McLean, Vice President, Finance and CFO, Telephone: (403) 264-3959, FAX: (403) 266-6209; www.stormenergy.com/
(SME.)

CO: Storm Energy Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 11:38e 13-AUG-02

**STORM ENERGY INC.**
**NOTICE OF SPECIAL MEETING**

**to be held August 20, 2002**

**NOTICE IS HEREBY GIVEN** that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated July 16, 2002, a special meeting (the "Meeting") of the holders of common shares ("Common Shares") and the holders of options to purchase Common Shares ("Options") (collectively "Securityholders") of Storm Energy Inc. ("Storm") will be held at the Wildrose Room, Sheraton Suites, 255 Barclay Parade S.W., Calgary, Alberta on August 20, 2002, at 3:00 p.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated July 16, 2002 (the "Information Circular") to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the accompanying Information Circular;

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 44 of the Information Circular, to approve a stock option plan for Storm Energy Ltd., as more particularly described in the Information Circular;

(c) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 45 of the Information Circular, to approve a trust unit rights incentive plan for Focus Energy Trust, all as more particularly described in the accompanying Information Circular;

(d) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 46 of the Information Circular, to approve an executive bonus plan for FET Resources Ltd., all as more particularly described in the accompanying Information Circular; and

(e) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is July 8, 2002. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Common Shares or Options (collectively "Securities") issued by Storm after the record date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any of his Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. The terms of the Options provide that they are not transferable and no Options will expire prior to the Meeting.

Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Securities in accordance with the provisions of section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Securityholder's right to dissent is more particularly described in the accompanying Information Circular. **Failure to strictly comply with the requirements set forth in section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.**

**A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (GREEN for holders of Common Shares and WHITE for holders of Options) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Valiant Trust Company, at Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.**

Dated at the city of Calgary, in the Province of Alberta, this 16th day of July, 2002.

**BY ORDER OF THE BOARD OF DIRECTORS OF STORM ENERGY INC.**

(signed) "*Matthew J. Brister*"
Matthew J. Brister
President and Chief Executive Officer
Storm Energy Inc.

# STORM ENERGY INC.

**PROXY**
**FOR HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES**

**THIS PROXY IS SOLICITED BY**
**THE MANAGEMENT OF STORM ENERGY INC.**
**FOR THE SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS**
**TO BE HELD ON AUGUST 20, 2002.**

The undersigned optionholder of Storm Energy Inc. (the "Corporation") hereby appoints Matthew J. Brister of Calgary, Alberta, or failing him, Donald G. McLean of Calgary, Alberta, with full power of substitution, or instead of either of them, ______________________________, as proxyholder for and on behalf of the undersigned, to attend, act, and vote all of the options to purchase common shares (the "Options") of the Corporation which the undersigned may be entitled to vote at the special meeting of shareholders and optionholders of the Corporation (the "Meeting") to be held on August 20, 2002, and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. **An optionholder has the right to appoint a person to attend and act on his behalf at the Meeting other than any of the persons designated in this form of proxy.** This right may be exercised by inserting such other person's name in the blank space provided for that purpose above or by completing another proper form of proxy.

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the Meeting and at any adjournment thereof, the Options represented by this proxy as follows:

1. To vote **FOR** ☐ or **AGAINST** ☐ the special resolution, the full text of which is attached as Appendix A to the information circular and proxy statement dated July 16, 2002 (the "Information Circular"), to approve the arrangement under the provisions of Section 193 of the *Business Corporations Act* (Alberta), as described in the Information Circular.

2. To vote **FOR** ☐ or **AGAINST** ☐ the resolution approving the stock option plan of Storm Energy Ltd., as described in the Information Circular.

3. To vote **FOR** ☐ or **AGAINST** ☐ the resolution approving the unit rights incentive plan of Focus Energy Trust, as described in the Information Circular.

4. To vote **FOR** ☐ or **AGAINST** ☐ the resolution approving the executive bonus plan of FET Resources Ltd., as described in the Information Circular.

5. In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Special Meeting included within the Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof.

The Options represented by this proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for. **If no direction is given, the Options represented by this proxy will be voted "FOR" each of the above matters. If any other business or amendments or variations to the matters identified in the Notice of Special Meeting included within the Information Circular properly come before the Meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit.** The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and the Information Circular. **This proxy should be read in conjunction with the accompanying Information Circular.**

Dated __________________, 2002

______________________________
Signature

______________________________
Name (please print)

**PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND RETURN IT PROMPTLY.**

Notes:

1. In order for this proxy to be effective, this proxy must be executed by the holder of Options or attorney of such person authorized in writing or, if the holder of Options is a corporation, in its corporate name under its corporate seal by an officer or attorney thereof duly authorized and must be delivered to Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta T2P 0S2. A form of proxy must be received by Valiant Trust Company, at least 24 hours (excluding Saturday, Sunday and holidays) preceding the Meeting or any adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by the Corporation with the Information Circular.

2. The signature of the holder of Options should be exactly the same as the name in which such securities are registered.

3. Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of Options is a corporation, its corporate seal must be affixed and this proxy must be signed by an officer or attorney thereof duly authorized.

# STORM ENERGY INC.

**PROXY**
**FOR HOLDERS OF COMMON SHARES**

**THIS PROXY IS SOLICITED BY**
**THE MANAGEMENT OF STORM ENERGY INC.**
**FOR THE SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS**
**TO BE HELD ON AUGUST 20, 2002.**

The undersigned shareholder of Storm Energy Inc. (the "Corporation") hereby appoints Matthew J. Brister of Calgary, Alberta, or failing him, Donald G. McLean of Calgary, Alberta, with full power of substitution, or instead of either of them, ____________________, as proxyholder for and on behalf of the undersigned, to attend, act, and vote all of the common shares of the Corporation which the undersigned may be entitled to vote at the special meeting of shareholders and optionholders of the Corporation (the "Meeting") to be held on August 20, 2002, and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. **A shareholder has the right to appoint a person to attend and act on his behalf at the Meeting other than any of the persons designated in this form of proxy.** This right may be exercised by inserting such other person's name in the blank space provided for that purpose above or by completing another proper form of proxy.

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the Meeting and at any adjournment thereof, the common shares represented by this proxy as follows:

1. To vote **FOR** ☐ or **AGAINST** ☐ the special resolution, the full text of which is attached as Appendix A to the information circular and proxy statement dated July 16, 2002 (the "Information Circular"), to approve the arrangement under the provisions of Section 193 of the *Business Corporations Act* (Alberta), as described in the Information Circular.

2. To vote **FOR** ☐ or **AGAINST** ☐ the resolution approving the stock option plan of Storm Energy Ltd., as described in the Information Circular.

3. To vote **FOR** ☐ or **AGAINST** ☐ the resolution approving the unit rights incentive plan of Focus Energy Trust, as described in the Information Circular.

4. To vote **FOR** ☐ or **AGAINST** ☐ the resolution approving the executive bonus plan of FET Resources Ltd., as described in the Information Circular.

5. In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Special Meeting included within the Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof.

The common shares represented by this proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for. **If no direction is given, the common shares represented by this proxy will be voted "FOR" each of the above matters. If any other business or amendments or variations to the matters identified in the Notice of Special Meeting included within the Information Circular properly come before the Meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit.** The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and the Information Circular. **This proxy should be read in conjunction with the accompanying Information Circular.**

Dated ________________, 2002

____________________________
Signature

____________________________
Name (please print)

**PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND RETURN IT PROMPTLY.**

Notes:

1. In order for this proxy to be effective, this proxy must be executed by the holder of common shares or attorney of such person authorized in writing or, if the holder of common shares is a corporation, in its corporate name under its corporate seal by an officer or attorney thereof duly authorized and must be delivered to Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta T2P 0S2. A form of proxy must be received by Valiant Trust Company, at least 24 hours (excluding Saturday, Sunday and holidays) preceding the Meeting or any adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by the Corporation with the Information Circular.

2. The signature of the holder of common shares should be exactly the same as the name in which such securities are registered.

3. Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of common shares is a corporation, its corporate seal must be affixed and this proxy must be signed by an officer or attorney thereof duly authorized.

VALIANT
*Trust Company*

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

July 19, 2002

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

**Re: Storm Energy Inc.**
**Special Meeting of Shareholders**
**To Be Held on August 20, 2002**

In our capacity as the Agent for Storm Energy Inc., we are pleased to enclose herewith our Affidavit of Mailing with respect to the special meeting material which was mailed to the shareholders of Storm Energy Inc., on July 19, 2002.

Please note that we understand Storm has taken care of the optionholders mailing.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Storm Energy Inc.
Attn: Ms. Adeline Roth

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF **STORM ENERGY INC.** |
| OF | ) | ("CORPORATION"), SPECIAL MEETING OF SHAREHOLDERS |
| ALBERTA | ) | TO BE HELD **AUGUST 20, 2002.** |

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON JULY 19, 2002, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON JULY 8, 2002, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION;**

   **(a) a copy of the NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;**

   **(b) a copy of the INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;**

   **(c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;**

   **(d) a copy of the LETTER OF TRANSMITTAL AND ELECTION FORM marked EXHIBIT "D" and identified by me;**

   **(e) a RETURN ENVELOPE marked EXHIBIT "E" and identified by me;**

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **JULY 18, 2002 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL POLICY STATEMENT NO. 41 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 19TH DAY OF JULY 2002.

| | |
|---|---|
| "Jenny Hart" | "Cheryl Dahlager" |
| COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA | Cheryl Dahlager |

My commission expires on August 7, 2003.

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE OF ALBERTA | ) ) | IN THE MATTER OF STORM ENERGY INC. ("CORPORATION"), SPECIAL MEETING OF SHAREHOLDERS TO BE HELD AUGUST 20, 2002 |

I, ADELINE ROTH, OF THE CITY OF CALGARY, IN THE PROVINCE OF ALBERTA,

DO SOLEMNLY DECLARE THAT:

1. I AM AN EMPLOYEE OF STORM ENERGY INC. AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON JULY 19, 2002, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS WHO, ON JULY 8, 2002, WERE THE REGISTERED HOLDERS OF OPTIONS WHICH MAY BE EXERCISED AS COMMON SHARES OF THE CORPORATION OR TO BE PERSONALLY DELIVERED TO SUCH PERSONS.

    (a) a copy of the NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

    (b) a copy of the INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;

    (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me; and

    (d) a copy of the LETTER OF TRANSMITTAL AND ELECTION FORM marked EXHIBIT "D" and identified by me;

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY, IN THE PROVINCE OF ALBERTA, THIS 31st DAY OF JULY, 2002.

(signed)
Adeline Roth

(signed)
Gregory G. Turnbull
Barrister and Solicitor

COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA

STORM
ENERGY
INC.

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

to be held August 20, 2002

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S

BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

STORM ENERGY INC.

STORM ENERGY LTD.

FET RESOURCES LTD.

FOCUS ENERGY TRUST

and

STORM SECURITYHOLDERS

JULY 16, 2002

## TABLE OF CONTENTS

STORM
ENERGY
INC.

July 16, 2002

Dear Shareholders and Optionholders:

You are invited to attend a special meeting (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") and holders ("Optionholders") of options to acquire Common Shares ("Options") (collectively "Securityholders") of Storm Energy Inc. ("Storm") to be held at the Wildrose Room, Sheraton Suites, 255 Barclay Parade S.W., Calgary, Alberta on August 20, 2002 at 3:00 p.m. (Calgary time).

At the Meeting, you will be asked to consider, and, if thought advisable, approve a proposed plan of arrangement (the "Arrangement") involving Storm, Storm Energy Ltd. ("ExploreCo"), FET Resources Ltd. ("AcquisitionCo") and Focus Energy Trust (the "Trust"). The Arrangement will result, through a series of transactions, in Shareholders (other than non-resident or tax-exempt Shareholders) receiving, in exchange for each of their Common Shares, one common share of ExploreCo ("ExploreCo Shares"), presently a subsidiary of Storm, plus, at their election, either one trust unit ("Trust Unit") of the Trust or one exchangeable share ("Exchangeable Share") of AcquisitionCo. An aggregate maximum of 9,000,000 Exchangeable Shares will be issued pursuant to the Arrangement. No Exchangeable Shares will be issued to non-resident or tax-exempt Shareholders, who will receive, in exchange for each of their Common Shares, one ExploreCo Share and one Trust Unit.

Optionholders may choose to participate in the Arrangement by exercising their Options to receive Common Shares (including Options which would vest on a change of control) and receiving, in exchange therefor, ExploreCo Shares and Trust Units and/or Exchangeable Shares. Such exercise will be conditional upon the Arrangement being approved. As part of the Arrangement, all unexercised Options will be cancelled and the Optionholders thereof will be entitled to receive from Storm an amount in cash per Option equal to the difference between the exercise price of such Option and the weighted average trading price of the Common Shares.

Shareholders (other than non-resident or tax-exempt Shareholders) will be required to make an election whether to receive, in addition to the ExploreCo Shares, Trust Units, Exchangeable Shares or a combination of Trust Units and Exchangeable Shares. Shareholders who do not deposit with Valiant Trust Company (the "Depositary"), at the addresses noted in the Letter of Transmittal and Election Form, a duly completed Letter of Transmittal and Election Form, a copy of which is enclosed with this Information Circular, on or before 4:30 p.m. (Calgary time) on the last business day prior to the Meeting or any adjournment thereof and who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable Shares, will be deemed to have elected to receive, in addition to the ExploreCo Shares, only Trust Units. In certain circumstances where a Shareholder has acquired all or a portion of his or her Common Shares on the exercise of Options, such Shareholder may wish to make an alternate election in respect of all or a portion of such Common Shares from that provided for in the Letter of Transmittal and Election Form. This alternate election may be made in the Option Shareholder Letter of Transmittal and Election Form, a copy of which may be obtained from the Vice President, Finance of Storm upon request.

The purpose of the Arrangement is two-fold. Coincident with the Arrangement becoming effective, certain of Storm's existing assets, including all of Storm's exploration assets, will be transferred, directly or indirectly, to ExploreCo. Through ExploreCo, Shareholders will be able to continue to participate in a junior oil and gas exploration and development company focused on high levels of growth through reinvestment of cash flows. The existing directors and management of Storm will continue as the directors and management of ExploreCo. Through the Arrangement, the balance of Storm's assets, consisting primarily of mature, long life, low decline properties, will be owned indirectly by an income trust. Through the Trust, Shareholders will enjoy regular distributions of cash from the Trust on the cash flows produced by Storm's mature assets. The Trust will be managed by a new management team. The board of

directors of Storm believes that the conversion of Storm's mature assets to an income trust, with the potential for Shareholders to continue to enjoy significant capital appreciation through their shareholdings in ExploreCo, will maximize value for Shareholders and represents the best alternative to enhance the value of Storm and its assets over time.

The resolutions approving the Arrangement must be approved by 66⅔% of the votes cast by Shareholders and Optionholders, each voting separately as a class, voting in person or by proxy at the Meeting. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta.

TD Securities Inc. has provided the board of directors of Storm with its opinion that the Arrangement is fair, from a financial point of view, to Securityholders. **The board of directors, based upon its own investigations, including its consideration of the fairness opinion of TD Securities Inc., has unanimously concluded that the Arrangement is in the best interests of Storm and its Securityholders and recommends that Securityholders vote in favour of the Arrangement.**

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Storm, the Trust and ExploreCo. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the Meeting.

Yours very truly,

(signed) "*Matthew J. Brister*"
Matthew J. Brister
President and Chief Executive Officer

STORM ENERGY INC.
NOTICE OF SPECIAL MEETING

**to be held August 20, 2002**

**NOTICE IS HEREBY GIVEN** that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated July 16, 2002, a special meeting (the "Meeting") of the holders of common shares ("Common Shares") and the holders of options to purchase Common Shares ("Options") (collectively "Securityholders") of Storm Energy Inc. ("Storm") will be held at the Wildrose Room, Sheraton Suites, 255 Barclay Parade S.W., Calgary, Alberta on August 20, 2002, at 3:00 p.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated July 16, 2002 (the "Information Circular") to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the accompanying Information Circular;

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 44 of the Information Circular, to approve a stock option plan for Storm Energy Ltd., as more particularly described in the Information Circular;

(c) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 45 of the Information Circular, to approve a trust unit rights incentive plan for Focus Energy Trust, all as more particularly described in the accompanying Information Circular;

(d) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 46 of the Information Circular, to approve an executive bonus plan for FET Resources Ltd., all as more particularly described in the accompanying Information Circular; and

(e) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is July 8, 2002. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Common Shares or Options (collectively "Securities") issued by Storm after the record date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any of his Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. The terms of the Options provide that they are not transferable and no Options will expire prior to the Meeting.

Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Securities in accordance with the provisions of section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Securityholder's right to dissent is more particularly described in the accompanying Information Circular. **Failure to strictly comply with the requirements set forth in section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.**

**A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (GREEN for holders of Common Shares and WHITE for holders of Options) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Valiant Trust Company, at Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.**

Dated at the city of Calgary, in the Province of Alberta, this 16th day of July, 2002.

**BY ORDER OF THE BOARD OF DIRECTORS OF STORM ENERGY INC.**

(signed) "*Matthew J. Brister*"
Matthew J. Brister
President and Chief Executive Officer
Storm Energy Inc.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING STORM ENERGY INC., STORM ENERGY LTD., FET RESOURCES LTD., FOCUS ENERGY TRUST AND THE SECURITYHOLDERS OF STORM ENERGY INC.

## NOTICE OF PETITION

**NOTICE IS HEREBY GIVEN** that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Storm Energy Inc. ("Storm") with respect to a proposed arrangement (the "Arrangement") under section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Storm, Storm Energy Ltd. ("ExploreCo"), FET Resources Ltd. ("AcquisitionCo"), Focus Energy Trust (the "Trust"), and the holders of common shares ("Common Shares") and options to acquire Common Shares ("Options") of Storm (collectively, the "Securityholders") which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Storm dated July 16, 2002, accompanying this Notice of Petition. At the hearing of the Petition, Storm intends to seek:

(a) a declaration that the terms and conditions of the Arrangement are fair to Securityholders;

(b) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(c) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Arrangement; and

(d) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the *Securities Act of 1933*, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

**AND NOTICE IS FURTHER GIVEN** that the said Petition was directed to be heard before the Honourable Peter M. Clark at the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 21st day of August, 2002 at 9:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Securityholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. **Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Storm on or before noon on August 20, 2002, a notice of his or her intention to appear, including his or her address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court.** Service on Storm is to be effected by delivery to the solicitors for Storm at the address below. If any Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

**AND NOTICE IS FURTHER GIVEN** that no further notice of the Petition will be given by Storm and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

**AND NOTICE IS FURTHER GIVEN** that the Court, by Order dated July 16, 2002, has given directions as to the calling of a meeting of Securityholders for the purpose of such holders voting upon resolutions to approve the Arrangement and has directed that for registered holders of Common Shares of Storm the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Order, shall be applicable, and analogous rights of dissent shall apply to the holders of Options of Storm.

**AND NOTICE IS FURTHER GIVEN** that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for Storm upon written request delivered to such solicitors as follows:

McCarthy Tétrault LLP
Barristers & Solicitors
Suite 3300, 421 - 7th Avenue, S.W.
Calgary, Alberta, T2P 4K9

Attention: Richard F. McHardy

**DATED** at the city of Calgary, in the Province of Alberta, this 16[th] day of July, 2002.

**BY ORDER OF THE BOARD OF DIRECTORS OF STORM ENERGY INC.**

(signed) *"Matthew J. Brister"*
Matthew J. Brister
President and Chief Executive Officer
Storm Energy Inc.

# INFORMATION CIRCULAR

## Introduction

**This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Storm for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.**

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of July 16, 2002 unless otherwise specifically stated.

## Currency and Exchange Rates

All dollar references in the Information Circular are in Canadian dollars, unless otherwise indicated. On July 16, 2002, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.6516.

## Forward-looking Statements

This Information Circular contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisition, budgets, litigation, projected costs and plans and objectives of or involving Storm, ExploreCo, AmalgamationCo or the Trust. Securityholders can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts to be retained by AmalgamationCo for growth capital expenditures; the amount and timing of the payment of the distributions of the Trust; production rates; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Storm believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: risks inherent in the future prices for oil and natural gas, risks inherent in the United States to Canadian dollar exchange rates, risks inherent in the prices for services and government fiscal regimes and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular, including the information set forth under Appendix H, "*Information Concerning ExploreCo - Risk Factors*", Appendix I, "*Information Concerning the Trust - Risk Factors*", Appendix J, "*Information Concerning AmalgamationCo - Risk Factors*" and Appendix K, "*Information Concerning Storm Energy Inc. - Risk Factors*", identifies additional factors that could affect the operating results and performance of Storm, ExploreCo, AmalgamationCo and the Trust. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Storm undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

**Information for United States Securityholders**

The Trust Units, Exchangeable Shares and ExploreCo Shares to be issued under the Arrangement have not been registered under the United States *Securities Act* of 1933, as amended (the "1933 Act"), and are being issued in reliance on the exemption from registration set forth in section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the *Securities Exchange Act of 1934*, as amended (the "1934 Act"). The Trust Units, Exchangeable Shares and ExploreCo Shares will not be listed for trading on any United States stock exchange. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The unaudited pro forma financial statements of the Trust, the unaudited pro forma financial statements of ExploreCo and the audited historical financial statements of Storm included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the operations of Storm, ExploreCo, AcquisitionCo and the Trust contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

**Tax considerations applicable to United States Securityholders have not been included in this Information Circular. United States Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.**

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Storm, ExploreCo, AcquisitionCo and the Trust are organized or settled, as applicable, under the laws of Alberta, Canada, that their officers and the directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that a substantial portion of the assets of Storm, ExploreCo, AcquisitionCo and the Trust and such persons are located outside the United States.

**THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.**

## GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo**" means FET Resources Ltd., a wholly owned subsidiary of the Trust;

"**AEPEA**" means the *Alberta Environmental Protection and Enhancement Act*;

"**Affiliate**" or "**Associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**AmalgamationCo**" means FET Resources Ltd., the corporation resulting from the amalgamation of Storm and AcquisitionCo pursuant to the Arrangement;

"**Ancillary Rights**" means (i) the optional exchange rights granted to the Trustee for the use and benefit of the holders of Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Trust to exchange or purchase, as the case may be, or cause a Trust Subsidiary to exchange or purchase, Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event, or upon a Call Right being exercisable and the Trust and AmalgamationCo electing not to exercise such Call Right and (ii) the Special Voting Right;

"**Applicable Laws**" means applicable corporate and securities laws and rules of applicable stock exchanges;

"**Appraised Redemption Price**" means the price per Trust Unit equal to 90% of the fair market value of a Trust Unit as determined by AmalgamationCo for the purposes of effecting a redemption of Trust Units;

"**Arrangement**" means the proposed arrangement, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of July 16, 2002, among Storm, AcquisitionCo, the Trust and ExploreCo pursuant to which Storm, AcquisitionCo, the Trust and ExploreCo have proposed to implement the Arrangement, a copy of which is attached as Appendix C to this Information Circular, including any amendments thereto;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular to be voted upon by Shareholders and Optionholders at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

"**board of directors**" means the board of directors of Storm;

"**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively, as such terms are defined in the Exchangeable Share Provisions;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar, pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Closing**" means the completion of the transactions contemplated in the Arrangement Agreement;

"**Common Shares**" means Common Shares in the capital of Storm;

"**control**" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"**Conveyance Documents**" means all documents pursuant any part of the ExploreCo Conveyance will be effected;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Current Market Price of a Trust Unit**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the ten (10) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of AmalgamationCo for such purpose; provided, however, that if in the opinion of the board of directors of AmalgamationCo the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of AmalgamationCo, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding;

"**Depositary**" means Valiant Trust Company at its offices referred to in the Letter of Transmittal and Election Form;

"**Dissent Rights**" means the right of a Shareholder and an Optionholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

"**Dissenting Securityholders**" means registered holders of Securities who validly exercise the rights of dissent provided to them under section 191 of the ABCA and the Interim Order;

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units and Exchangeable Shares;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a business day, on the next business day thereafter);

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Election Deadline**" means 4:30 p.m.(Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

"**Eligible Institution**" means: (i) in Canada and the United States, a Canadian chartered bank, a trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States, or a member firm of the TSX, the Montreal Exchange, the TSX Venture Exchange, a national securities exchange in the United States or the National Association of Securities Dealers, Inc.; (ii) in the United Kingdom, a member of the London Stock Exchange or a national banking institution; (iii) in continental Europe, a commercial bank or trust company having an office or agency in continental Europe and a firm that is a member of the Paris Stock Exchange, the Frankfurt Stock Exchange, the Amsterdam Stock Exchange or the Brussels Stock Exchange; or (iv) a member of a recognized Medallion Program (STAMP), (SEMP) or (MSP);

"**Exchange Ratio**" means the exchange ratio used to determine the number of Trust Units a holder of Exchangeable Shares is entitled to receive upon an exchange of such shares, and at any time and in respect of each Exchangeable Share, shall initially be equal to one, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by: (i) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price of a Trust Unit on the first business day following the Distribution Record Date for such Distribution; and (ii) decreasing the Exchange Ratio on each record date for the payment of dividends to holders of Exchangeable Shares by AmalgamationCo, if any, by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven (7) business days prior to that dividend record date. The Exchange Ratio shall also be adjusted in the event of certain other reorganizations or distributions in respect of the Trust Units as necessary on an economic equivalency basis;

"**Exchangeable Shares**" means the Series A Exchangeable Shares in the capital of AcquisitionCo;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form attached as Appendix D to this Information Circular;

"**Executive Bonus Plan**" means the Executive Bonus Plan of AmalgamationCo to be approved at the Meeting, a copy of which is attached as Appendix N to this Information Circular;

"**Exercise Price Differential**" means, in respect of an Option, the amount by which the Option Weighted Average Trading Price exceeds the exercise price of such Option;

"**ExploreCo**" means Storm Energy Ltd., a corporation incorporated pursuant to the ABCA and presently a wholly-owned subsidiary of Storm;

"**ExploreCo Assets**" means the assets transferred, directly or indirectly, by Storm to ExploreCo coincident with the Arrangement becoming effective, which assets include, without limitation, certain oil and natural gas properties and related assets, all of the outstanding shares of Redearth, a portion of Storm's interest in the Redearth Net Profits Interest, employees of Storm, office furnishings and leasehold improvements;

"**ExploreCo Conveyance**" means all of the transactions between and among any of Storm, AcquisitionCo, ExploreCo and their respective direct or indirect Subsidiaries pursuant to which the ExploreCo Assets and related liabilities are conveyed, directly or indirectly, to ExploreCo;

"**ExploreCo Share Consideration**" means the consideration in the form of Series B Notes to be received pursuant to section 3.1 of the Plan and which will be subsequently exchanged for ExploreCo Shares pursuant to section 3.1 of the Plan;

"**ExploreCo Shares**" means the common shares in the capital of ExploreCo;

"**ExploreCo Stock Option Plan**" means the stock option plan of ExploreCo to be approved at the Meeting, a copy of which is attached as Appendix L to this Information Circular;

"**Fairness Opinion**" means the opinion of TD Securities Inc. dated July 16, 2002, a copy of which is attached as Appendix G to this Information Circular;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Holder**" means a registered holder of Securities immediately prior to the Effective Date or any person who surrenders to Valiant Trust Company certificates representing Securities duly endorsed for transfer to such person;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this information circular and proxy statement dated July 16, 2002, together with all appendices hereto, distributed by Storm in connection with the Meeting;

"**Insolvency Event**" means the institution by AmalgamationCo of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of AmalgamationCo to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by AmalgamationCo to contest in good faith any such proceedings commenced in respect of AmalgamationCo within fifteen (15) days of becoming aware thereof, or the consent by AmalgamationCo to the filing of any such petition or to the appointment of a receiver, or the making by AmalgamationCo of a general assignment for the benefit of creditors, or the admission in writing by AmalgamationCo of its inability to pay its debts generally as they become due, or AmalgamationCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to Section 6.6 of the Exchangeable Share Provisions;

"**Interim Order**" means the Amended Interim Order of the Court dated July 16, 2002 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Storm therefor, a copy of which order is attached as Appendix B to this Information Circular;

"**Letter of Transmittal and Election Form**" means the Letter of Transmittal and Election Form enclosed with this Information Circular pursuant to which a Shareholder is required to deliver certificates representing Common Shares, and may elect to receive on completion of the Arrangement, in addition to the ExploreCo Shares, Trust Units or Exchangeable Shares, or a combination thereof for its Common Shares;

"**Managed Entity**" means any corporation, trust or other entity directly or indirectly owned by the Trust or AmalgamationCo, and includes, without limitation, each of the Trust, AmalgamationCo and FET Gas Production Inc.;

"**Market Redemption Price**" means the price per Trust Unit equal to the lesser of (i) 90% of the "market price", as calculated under the Trust Indenture, of the Trust Units on the principal market on which the Trust Units are tendered to the Trust for redemption; and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption;

"**Meeting**" means the special meeting of Shareholders and Optionholders to be held on August 20, 2002 and any adjournment(s) thereof to consider and to vote on the Arrangement Resolution;

"**NAFTA**" means the North American Free Trade Agreement;

"**NEB**" means the National Energy Board;

"**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Notes**" means the unsecured, subordinate promissory notes issuable by AcquisitionCo under the Arrangement having substantially the terms summarized in Schedule A to Exhibit 1 to the Plan;

"**Notice of Meeting**" means the Notice of Special Meeting which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition by Storm to the Court for the Final Order which accompanies this Information Circular;

"**NPI Agreement**" means the net profits interest agreement to be entered into between AmalgamationCo and the Trust coincident with the Arrangement becoming effective;

"**Oil and Natural Gas Properties**" or "**properties**" means the working, royalty or other interests of Storm or AmalgamationCo, as the case may be, in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by Storm or AmalgamationCo, as the case may be, from time to time;

"**Option Common Shares**" means Common Shares held by a Shareholder who acquired such Common Shares on the exercise of an option in circumstances such that subsection 7(1.1) or (8) of the Tax Act applied and which the Option Shareholder has elected pursuant to the Option Shareholder Letter of Transmittal and Election Form to exchange as contemplated by section 3.1(e) of the Plan;

"**Option Ratio**" has the meaning ascribed thereto in the Plan;

"**Option Shareholder**" means a holder of Option Common Shares;

"**Option Shareholder Letter of Transmittal and Election Form**" means the letter of transmittal and election form available to Option Shareholders for making their election to receive, in addition to the ExploreCo Share Consideration, Trust Units or Exchangeable Shares or a combination thereof, in exchange for their Option Common Shares;

"**Option Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the TSX over the five (5) consecutive trading days ending on the trading day next preceding the date of the Meeting by (ii) the total number of Common Shares sold on such stock exchange during such period;

"**Optionholders**" means the holders of Options;

"**Options**" means, collectively, all outstanding options to purchase Common Shares pursuant to Storm's existing stock option plan or otherwise;

"**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders and the holder of the Special Voting Right by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders and the holder of the Special Voting Right present in person or represented by proxy at the meeting;

"**Paddock**" means Paddock Lindstrom & Associates Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

"**Paddock Report**" means the independent engineering evaluation of Storm's oil, NGL and natural gas interests prepared by Paddock dated February 12, 2002 and effective December 31, 2001;

"**Paddock ExploreCo Report**" means the independent engineering evaluation of certain oil, NGL and natural gas interests to be acquired by ExploreCo prepared by Paddock dated June 13, 2002 and effective June 1, 2002;

"**Paddock Trust Report**" means the independent engineering evaluation of certain oil, NGL and natural gas interests to be acquired by the Trust prepared by Paddock dated June 13, 2002 and effective June 1, 2002;

"**Partnership**" means the partnership among ExploreCo, Redearth and AmalgamationCo with respect to the Redearth Assets;

"**Partnership Agreement**" means the agreement among ExploreCo, Redearth and AmalgamationCo pursuant to which the Partnership will be formed;

"**Permitted Investments**" means (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan**" means the plan of arrangement attached as Exhibit 1 to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Properties**" means Canadian resources properties as defined in the Tax Act;

"**Pro Rata Share**" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when such a number is divided by the total number of all Trust Units that are issued and outstanding at that time;

"**Ratio**" has the meaning given to such word in the Plan;

"**Record Date**" means the close of business on July 8, 2002;

"**Redearth**" means Redearth Energy Inc., a wholly-owned subsidiary of Storm;

"**Redearth Assets**" means the oil and natural gas properties owned by Redearth in the Red Earth area of Alberta;

"**Redearth Net Profits Interest**" means the net profits interest payable by Redearth in respect of the Redearth Assets;

"**Redemption Notes**" means the promissory notes issuable by Trust under the Trust Indenture having terms and conditions substantially identical to those of the Notes as more particularly described in Appendix I to this Information Circular;

"**Registrar**" means the Registrar of Corporations duly appointed under the ABCA;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Securities**" means the Common Shares and the Options;

"**Securityholders**" means the Shareholders and Optionholders;

"**Series B Notes**" means the unsecured promissory notes issuable by AcquisitionCo under the Arrangement having substantially the terms summarized in Schedule B to Exhibit 1 to the Plan;

"**Shareholders**" means the holders of Common Shares;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Right who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Right;

"**Special Voting Right**" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Storm**" means Storm Energy Inc., a corporation amalgamated pursuant to the ABCA;

"**Subsequent Investment**" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"**Support Agreement**" means the support agreement to be entered into between the Trust and AcquisitionCo on the Effective Date substantially in the form attached as Appendix E to this Information Circular;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Tax Act**" means the *Income Tax Act* (Canada);

"**Tax-Exempt Shareholder**" means a holder of Common Shares that is exempt from tax under Part I of the ITA;

"**Technical Services Agreement**" means the agreement to be entered into on the Effective Date between ExploreCo and AmalgamationCo, pursuant to which ExploreCo will provide certain services to AmalgamationCo;

"**$000s**" means thousands of dollars;

"**Trust**" means Focus Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"**Trust Subsidiary**" means FET ExchangeCo Ltd., a wholly-owned subsidiary of the Trust;

"**Trust Indenture**" means the trust indenture dated as of July 15, 2002 between Valiant Trust Company and Storm;

"**Trust Unit**" or "**Unit**" means a unit of the Trust;

"**Trust Unit Consideration**" means the consideration in the form of Notes to be received on the election of a holder of Common Shares pursuant to section 3.1 of the Plan and which will be subsequently exchanged for Trust Units pursuant to section 3.1 of the Plan;

"**Trust Unitholders**" or "**Unitholders**" means holders from time to time of the Trust Units;

"**Trustee**" means Valiant Trust Company, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Unit Rights Incentive Plan**" means the Unit Rights Incentive Plan of the Trust to be approved at the Meeting, a copy of which is attached as Appendix M to this Information Circular;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**U.S. Person**" means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

"**U.S. Shareholder**" means any Shareholder who is, at the Effective Time, either in the United States or a U.S. Person;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date substantially in the form attached as Appendix F to this Information Circular;

"**Voting and Exchange Agreement Trustee**" means Valiant Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder;

"**Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the TSX over the five (5) consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Common Shares sold on such stock exchange during such period;

"**1933 Act**" means the United States Securities Act of 1933, as amended; and

"**1934 Act**" means the United States *Securities Exchange Act of 1934*, as amended.

**Conventions**

Certain terms used herein are defined in the "*Glossary*". Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

## Abbreviations

| Oil and Natural Gas Liquids | | Natural Gas | |
|---|---|---|---|
| Bbl | barrel | Mcf | thousand cubic feet |
| Bbls | barrels | Mmcf | million cubic feet |
| Mbbls | thousand barrels | Mcf/d | thousand cubic feet per day |
| Mmbbls | million barrels | Mmcf/d | million cubic feet per day |
| Mstb | 1,000 stock tank barrels | MMBTU | million British Thermal Units |
| Bbls/d | barrels per day | Bcf | billion cubic feet |
| NGLs | natural gas liquids | GJ | gigajoule |

## Other

| | |
|---|---|
| AECO | Alberta Energy Company's natural gas storage facility located at Suffield, Alberta |
| API | American Petroleum Institute |
| ° API | an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil |
| ARTC | Alberta Royalty Tax Credit |
| BOE | barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices) |
| BOE/D | barrel of oil equivalent per day |
| $m^3$ | cubic metres |
| MBOE | 1,000 barrels of oil equivalent |
| MMBOE | 1,000,000 barrels of oil equivalent |
| WTI | West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade |

## Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

| To Convert From | To | Multiply By |
|---|---|---|
| Mcf | Cubic metres | 28.174 |
| Cubic metres | Cubic feet | 35.494 |
| Bbls | Cubic metres | 0.159 |
| Cubic metres | Bbls oil | 6.290 |
| Feet | Metres | 0.305 |
| Metres | Feet | 3.281 |
| Miles | Kilometres | 1.609 |
| Kilometres | Miles | 0.621 |
| Acres | Hectares | 0.405 |
| Hectares | Acres | 2.471 |

## SUMMARY INFORMATION

*The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.*

### The Meeting

The Meeting will be held at the Wildrose Room, Sheraton Suites, 255 Barclay Parade S.W., Calgary, Alberta, on August 20, 2002, at 3:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be (i) to consider and vote upon the Arrangement, (ii) to approve the ExploreCo Stock Option Plan, (iii) to approve the Unit Rights Incentive Plan and (iv) to approve the Executive Bonus Plan. See "*The Arrangement*" and "*Other Matters to be Brought Before the Meeting*".

### The Arrangement

The purpose of the Arrangement is two-fold. Coincident with the Arrangement becoming effective, certain of Storm's existing assets, including all of Storm's exploration assets, will be transferred, directly or indirectly, to ExploreCo. Through ExploreCo, Shareholders will be able to continue to participate in a junior oil and gas exploration and development company focused on high levels of growth through reinvestment of cash flows. The existing directors and management of Storm will continue as the directors and management of ExploreCo. The balance of Storm's assets, consisting primarily of mature, long life, low decline properties, will be converted through the Arrangement into an income trust. Through the Trust, Shareholders will enjoy regular distributions of cash from the Trust on the cash flows produced by Storm's mature assets. The Trust will be managed by a new management team. The board of directors believes that the conversion of Storm's mature assets to an income trust, with the potential for Shareholders to continue to enjoy significant capital appreciation through their shareholdings in ExploreCo, will maximize value for Shareholders and represents the best alternative to enhance the value of Storm and its assets over time.

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Storm and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Storm other than the right to be paid the fair value of their Common Shares or Options;

(b) the ExploreCo Conveyance will be effected;

(c) each Common Share (other than an Option Common Share or Common Shares held by a Dissenting Securityholder) will be transferred to AcquisitionCo in exchange for:

  (i) one (1) Series B Note; and

  (ii) in accordance with the election or deemed election of the holder of such Common Share (other than a Non-Resident or Tax-Exempt Shareholder), one (1) Note or one (1) Exchangeable Share and, in the case of a Non-Resident or Tax-Exempt Shareholder, one (1) Note;

(d) each Note shall be transferred by the holder thereof to the Trust in exchange for one (1) Trust Unit;

(e) any Option Common Shares held by an Option Shareholder shall be dealt with in the following manner:

  (i) each Option Shareholder shall transfer to AcquisitionCo such number of Option Common Shares as is equal to the product of:

    (A) the Ratio; and

(B) the total number of Option Common Shares held by the Option Shareholder;

in exchange for such number of Series B Notes (rounded down to the nearest whole Series B Note) as is equal to the product of:

(C) the total number of Option Common Shares so transferred; and

(D) the reciprocal of the Ratio;

(ii) the remaining Option Common Shares held by an Option Shareholder after the operation of section (e)(i), above, shall be transferred to AcquisitionCo in exchange for, in accordance with the election or deemed election of such Option Shareholder:

(A) Trust Units issued and delivered by the Trust; or

(B) Exchangeable Shares issued and delivered by AcquisitionCo;

in each case on the basis of such number of Trust Units or Exchangeable Shares, as the case may be, (rounded down to the nearest whole Trust Unit or Exchangeable Share) as is equal to the product of:

(C) the total number of Option Common Shares so exchanged for Trust Units or Exchangeable Shares, as the case may be; and

(D) a fraction (the "Option Ratio"), the numerator of which is one (1) and the denominator of which is one (1) minus the Ratio;

(iii) AcquisitionCo shall, contemporaneously with the exchange of Option Common Shares pursuant to section (e)(ii), above, issue and deliver to the Trust such number of Notes as is equal to the number of Trust Units required to be delivered by the Trust pursuant to section (e)(ii) in consideration for the delivery of that number of Option Common Shares exchanged for Trust Units pursuant to section (e)(ii); and

(iv) the Trust shall, contemporaneously with the exchange of Option Common Shares pursuant to section (e)(ii), above, deliver to the Option Shareholder such number of Trust Units as is determined pursuant to section (e)(ii) in consideration for the issuance of the Notes by AcquisitionCo to the Trust pursuant to section (e)(iii);

(f) all unexercised Options (other than Options held by Dissenting Securityholders) will be cancelled and the Optionholders thereof shall be entitled to receive from Storm in respect of each such Option an amount in cash that is equal to the Exercise Price Differential of such Option;

(g) Storm and AcquisitionCo shall be amalgamated to form AmalgamationCo; and

(h) each Series B Note shall be redeemed by AmalgamationCo in exchange for one (1) ExploreCo Share.

**A maximum of 9,000,000 Exchangeable Shares will be issued pursuant to the Arrangement. No Exchangeable Shares will be issued to Non-Residents or Persons who are exempt from tax under Part I of the Tax Act.**

Following these exchanges, Shareholders will own all of the issued and outstanding common shares of ExploreCo and the Trust will own all of the issued and outstanding common shares of AmalgamationCo. Upon the completion of the Arrangement, an aggregate of approximately 29,962,758 ExploreCo Shares and 20,962,759 Trust Units will be issued and outstanding, assuming that no Securityholders exercise their right of dissent, that 9,000,000 Exchangeable Shares are issued pursuant to the Arrangement and that all of the outstanding Options are exercised prior to the Effective Date. See "*The Arrangement - Effect of the Arrangement*", Appendix H, "*Information Concerning ExploreCo*", Appendix I, "*Information Concerning the Trust*" and Appendix J, "*Information Concerning AmalgamationCo* ".

Upon completion of the Arrangement, the Trust will be the holder of all of the issued and outstanding Notes of AmalgamationCo.

Shareholders, other than Non-Resident or tax-exempt Shareholders, will be required to make an election whether to receive on completion of the Arrangement, in addition to the ExploreCo Shares, Trust Units, Exchangeable Shares or a combination of Trust Units and Exchangeable Shares. Only Canadian residents who are not exempt from tax under Part I of the Tax Act may elect to receive Exchangeable Shares. **Shareholders who do not deposit with the Depositary, at one of the addresses noted in the relevant form, a duly completed Letter of Transmittal and Election Form or Option Shareholder Letter of Transmittal and Election Form, as applicable, on or before 4:30 p.m. (Calgary time) on or before the last business day prior to the Meeting or any adjournment thereof or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form or Option Shareholder Letter of Transmittal and Election Form, as applicable, and the instructions therein in respect of the election to receive Exchangeable Shares, will be deemed to have elected to receive, in addition to the ExploreCo Share Consideration, only Trust Unit Consideration for their Common Shares. A copy of the Letter of Transmittal and Election Form is enclosed with this Information Circular. A copy of the Option Shareholder Letter of Transmittal and Election Form is available from the Vice President, Finance of Storm upon request.** See "*The Arrangement - Elections under the Arrangement - Exchangeable Share Election*".

As holders of Trust Units after the Arrangement, Unitholders will receive monthly distributions of the cash flow generated by AmalgamationCo and distributed to Unitholders through the Trust. The Trust will employ a strategy to provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders, ensure that Storm's existing assets are maintained at a level that ensures ongoing cash flow is sustained, and continue to expand the business of the Trust through the development of growth opportunities that will provide long-term stable cash flows and be accretive to the existing Unitholders. See Appendix H, "*Information Concerning ExploreCo - Risk Factors*", Appendix I, "*Information Concerning the Trust - Risk Factors*", Appendix J, "*Information Concerning AmalgamationCo - Risk Factors*" and Appendix K, "*Information Concerning Storm Energy Inc. - Risk Factors*". It is currently intended to finance acquisitions through bank financing and the issuance of additional Trust Units from treasury, maintaining prudent leverage.

The Trust will make cash distributions to holders of Trust Units from the interest income received from AmalgamationCo and from income generated under the NPI Agreement, net of administrative expenses. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes. See "*The Arrangement - Effect of the Arrangement*".

**Holders of Exchangeable Shares will not receive cash Distributions from the Trust. Rather, on each Distribution Payment Date, the number of Trust Units into which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the Distribution.**

**Background to and Reasons for the Arrangement**

The board of directors of Storm reviewed on an ongoing basis the viability of Storm's business plan and considered alternate strategies that could increase the value and likely return on the investment of all Shareholders. Periodically, expert insight was requested and received to provide a clearer view of the likely Shareholder response to or market view of a particular strategy. The strategy contemplated under the Arrangement was initially considered and selected for greater scrutiny, modeling and evaluation as a result of this pursuit of ongoing value maximization.

Storm has a stated objective of maintaining the business disciplines that have resulted in its success to date, namely: (i) maintain high levels of operatorship and working interest; (ii) generate its own investment concepts and opportunities; and (iii) focus its operations and assets both technically and geographically. The ability to effectively maintain these disciplines is dependent, in part, on the overall size of the entity as it relates to maintaining an aggressive reinvestment profile that is of the size and quality to be able to attract and retain investors as Storm grows. The recognition that this issue was one that Storm would need to address on a going forward basis, likely within three to five years, caused the board of directors to evaluate opportunities to address the concept of continued profitable growth at high rates, with greater size.

One concept that had been considered a number of times was the potential reorganization of Storm into two entities with mandates of returning the "harvest" value, not needed to fund future growth, being held by a trust and the continued growth available to the Shareholders through Storm, being delivered by a leaner exploration oriented vehicle. Given that the valuation of the ultimate potential of some of Storm's newer assets (particularly Tommy Lakes and Kotcho) which had progressed to the point where management could quantify that value, coupled with an

improvement in the market valuations of the component parts relative to the whole suggested there may be an increase in value realizable by the Shareholders on a reorganization, the board of directors agreed to investigate the concept of dividing Storm into two entities.

Early in the second quarter of 2002, the board of directors, in conjunction with Storm's management, undertook a comparison of the income trust conversion proposal to the other strategic alternatives that were also being reviewed. After an extensive review of, among other things, the current environment and trading levels of comparable income funds, Storm's business prospects, the suitability of Storm's assets for an income trust structure, and Storm's requirements for future equity capital to fund its growth, the board of directors concluded that the best alternative available for maximizing Shareholder value would be to divide Storm into an income trust and an exploration company. The board of directors was of the view that this structure would allow, among other things: (a) Shareholders to receive the income of Storm in a more tax-efficient manner; (b) a large portion of the taxable income of Storm to be distributed to the Unitholders of the income trust on a monthly basis in cash, thereby shifting the tax liability of Storm to Unitholders, who may enjoy a lower effective tax rate than Storm itself; and (c) Shareholders to continue to participate in a high-growth exploration company. The board of directors believe that the income trust structure will be beneficial to Shareholders, and will be particularly attractive to Shareholders who hold Trust Units in a registered retirement savings plan, a registered retirement income fund or in another form of tax-deferred plan.

The board of directors approved proceeding with the reorganization of Storm into an income trust and an exploration company, and an announcement to this effect was made by Storm on June 14, 2002.

The board of directors, in recommending the Arrangement, believes the Arrangement has the following advantages:

- It is expected that many Securityholders and future Unitholders are or will become "tax-exempt" financial institutions such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of distributions on a tax-deferred basis.

- It is anticipated that the tax effectiveness of the trust structure will facilitate business acquisitions and the expansion of Storm's business relative to Storm continuing as a corporate entity.

- Cash distributions to Unitholders are anticipated to provide an attractive return to Trust Unitholders without impairing the ability of ExploreCo to sustain its existing assets and finance capital expenditures and the expansion of the business of ExploreCo.

- It is anticipated that the combined value of distributions plus the market value of the Trust Units and the ExploreCo Shares will be greater than the combined value of dividends that could otherwise be paid on the Common Shares plus the market value of the Common Shares and that the reorganized structure will have greater access to capital to fund the growth of the business of ExploreCo and of the Trust.

- It is anticipated that the reorganized structure of Storm as an income trust and an exploration company will attract new investors and provide, in the aggregate, a more active and liquid market for the Trust Units and ExploreCo Shares than exists for Common Shares.

See "*The Arrangement - Background to and Reasons for the Arrangement*".

**Approval of Securityholders Required for the Arrangement**

Pursuant to the Interim Order, the majority required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Shareholders and Optionholders, each voting separately as a class, either in person or by proxy, at the Meeting. See "*Solicitation of Proxies and Voting at the Meeting - Procedure and Votes Required*".

**Fairness Opinion**

The board of directors retained TD Securities Inc. to address the fairness, from a financial point of view, of the Arrangement to Securityholders. In connection with this mandate, TD Securities Inc. has prepared the Fairness Opinion. The Fairness Opinion states that, in TD Securities Inc.'s opinion, as of July 16, 2002, the consideration to be received by Securityholders pursuant to the Arrangement is fair, from a financial point of view, to Securityholders.

The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "*The Arrangement - Fairness Opinion*" and Appendix G, "*Fairness Opinion of TD Securities Inc.*".

**Recommendation of the Board of Directors**

**The board of directors has unanimously concluded that the Arrangement, in its opinion, is in the best interests of Storm and the Securityholders and recommends that Securityholders vote in favour of the Arrangement Resolution.**

Each member of the board of directors intends to vote all Securities held by him in favour of the Arrangement Resolution.

Holders of an aggregate of 7,054,854 Common Shares and 862,500 Options (including all of the directors and officers of Storm) representing 25.3% of the outstanding Common Shares and 42.2% of the outstanding Options, respectively, have signed a letter agreement pursuant to which each has agreed to vote all of the Common Shares and Options beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

**Final Order**

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "*The Arrangement - Procedure for the Arrangement Becoming Effective*". An application for the Final Order approving the Arrangement is expected to be made on August 21, 2002 at 9:00 a.m. at the Court House, 611 - 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

**ExploreCo**

ExploreCo was incorporated under the ABCA for the purposes of participating in the Arrangement. ExploreCo is the corporate vehicle through which Shareholders will be able to continue to participate in a junior oil and gas exploration and development company focused on high levels of growth through reinvestment of cash flows. The ExploreCo Assets, which include all of Storm's exploration properties, will be transferred, directly or indirectly, to ExploreCo coincident with the completion of the Arrangement. ExploreCo will acquire employees of Storm as part of the ExploreCo Assets. No severance is being paid as a result of any transactions being carried out pursuant to the Arrangement.

The directors and officers of ExploreCo are, and will continue to be following the completion of the Arrangement, the current directors and officers of Storm. Following the completion of the Arrangement, all of the ExploreCo Shares will be owned by Shareholders. See Appendix H, "*Information Concerning ExploreCo*".

**AcquisitionCo**

AcquisitionCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the Exchangeable Shares, the Notes and the Series B Notes required to implement the Arrangement. The head and principal office of AcquisitionCo is located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7 and its registered office is located at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

The Trust owns all of the issued and outstanding common shares in the capital of AcquisitionCo. As part of the Arrangement, AcquisitionCo will amalgamate with Storm to form AmalgamationCo.

**AmalgamationCo**

AmalgamationCo will be the resulting corporation from the amalgamation of Storm and AcquisitionCo. After the Arrangement, the Trust will own all of the issued and outstanding common shares of AmalgamationCo and all of the Notes issued by AmalgamationCo pursuant to the Arrangement. AmalgamationCo will own, directly or indirectly, all of Storm's existing assets, other than the ExploreCo Assets, which will be transferred to ExploreCo coincident with the completion of the Arrangement. AmalgamationCo will be managed by a new management team. See Appendix J "*Information Concerning AmalgamationCo - Directors and Officers*" for information respecting the principal occupations and experience and qualifications of the directors and officers of AmalgamationCo.

**The Trust**

The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta pursuant to the Trust Indenture. The Trust was established for the purposes of investing in the securities of AcquisitionCo, AmalgamationCo or any other Subsidiary to fund the business of the Trust.

The Trust Unitholders will be the sole beneficiaries of the Trust.

The Trust will permit individual Trust Unitholders to participate in the cash flow from AmalgamationCo's business to the extent such cash flow is distributed by the Trustee. Each Trust Unit will entitle the holder thereof to receive monthly cash distributions.

Valiant Trust Company is the initial trustee of the Trust. The Trust will be managed by the management of AmalgamationCo. See Appendix I, "*Information Concerning the Trust*" and Appendix J, "*Information Concerning AmalgamationCo*".

**Redearth Partnership**

Coincident with the Arrangement becoming effective, ExploreCo, Redearth and AmalgamationCo will form a partnership (the "Partnership") to hold their joint assets in the Red Earth area of Alberta. AmalgamationCo and ExploreCo will contribute their portions of the Redearth Net Profits Interest to the Partnership in exchange for a forty (40%) percent interest in the Partnership and fifty-three (53%) percent interest in the Partnership, respectively, and Redearth will contribute the Redearth Assets to the Partnership in exchange for a seven (7%) percent interest in the Partnership. ExploreCo will act as the operator of the Partnership.

**Stock Exchange Listing Approvals**

The ExploreCo Shares, Trust Units and Exchangeable Shares to be issued in connection with the Arrangement have been conditionally approved for listing on the TSX subject to the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Listing will be subject to ExploreCo, Trust and AmalgamationCo, as the case may be, fulfilling all of the requirements of the TSX. See "*The Arrangement - Stock Exchange Listings*".

**Canadian Federal Income Tax Considerations**

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the Trust Units and ExploreCo Shares received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of the Common Shares and any reasonable costs of disposition. There is a limited opportunity for certain Shareholders to achieve partial or complete tax-deferred treatment by acquiring Exchangeable Shares and making a special election under section 85 of the Tax Act.

Holders of Trust Units who are resident in Canada will generally be required to include in their income the proportionate share of income of the Trust, to the extent the income is made payable to them. Any amount paid to holders of Trust Units in excess of their share of Trust income (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their Trust Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See "*Canadian Federal Income Tax Considerations*".

**Other Tax Considerations**

**This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Trust**

**Units and ExploreCo Shares after the Arrangement. Securityholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Trust Units and ExploreCo Shares.**

**Selected Pro Forma Financial and Operational Information for ExploreCo**

The following is a summary of selected financial and operational information for the oil and natural gas assets owned, directly and indirectly, by ExploreCo following the completion of the Arrangement, for the periods indicated. See Appendix H, "*Information Concerning ExploreCo*".

| | Three Months Ended March 31, 2002 | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|---|
| | (unaudited) | (audited) | (audited) | (audited) |
| Net oil and gas sales | $10,247,267 | $48,260,554 | $35,326,823 | $11,955,340 |
| Royalties, net of ARTC | (2,195,124) | (13,893,698) | (10,082,816) | (2,192,792) |
| Operating costs | (1,263,700) | (5,161,549) | (3,632,219) | (1,733,636) |
| Net operating revenue | $ 6,788,443 | $29,205,307 | $21,611,788 | $8,028,912 |

| | Three Months Ended March 31, 2002 | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Production | | | | |
| Crude oil and NGL (Bbls/d) | 3,384 | 3,223 | 2,159 | 1,133 |
| Natural gas (Mcf/d) | 1,380 | 1,957 | 305 | 64 |
| Oil equivalent (BOE/D @ 6:1) | 3,614 | 3,549 | 2,210 | 1,144 |

| | Gross[1] | Net[2] |
|---|---|---|
| **Average Daily Production** (as at June 1, 2002) [3] | | |
| Oil & NGL (Bbls/d) | 3,390 | |
| Natural gas (Mcf/d) | 890 | |
| Oil equivalent (BOE/D @ 10:1) | 3,479 | |
| Oil equivalent (BOE/D @ 6:1) | 3,538 | |
| **Proved Reserves** (as at June 1, 2002)[4] | | |
| Oil & NGL (Mbbls) | 6,047 | 5,117 |
| Natural gas (Mmcf) | 3,225 | 2,493 |
| Oil equivalent (MBOE @ 10:1) | 6,370 | 5,366 |
| Oil equivalent (MBOE @ 6:1) | 6,585 | 5,533 |
| **Proved and Risked Probable Reserves** (as at June 1, 2002)[4] | | |
| Oil & NGL (Mbbls) | 6,664 | 5,643 |
| Natural gas (Mmcf) | 3,543 | 2,739 |
| Oil equivalent (MBOE @ 10:1) | 7,018 | 5,917 |
| Oil equivalent (MBOE @ 6:1) | 7,255 | 6,100 |
| **Undeveloped Land Holdings** (acres) (as at June 1, 2002) | 307,158 | 245,973 |

Notes:

(1) "Gross" production refers to the total amount of production in which ExploreCo has an interest, directly or indirectly, before deduction of any royalties. "Gross" reserves are defined as the total remaining recoverable reserves owned by ExploreCo, directly or indirectly, before deduction of any royalties.

(2) "Net" reserves are defined as those reserves accruing to ExploreCo, directly or indirectly, after Crown and freehold royalties have been deducted.

(3) Average daily production for the oil and natural gas assets owned, directly and indirectly, by ExploreCo effective June 1, 2002.

(4) Reserve information taken from the Paddock ExploreCo Report is at June 1, 2002 based on escalated prices. Probable reserves have been reduced by 50% to account for the risk of recovery thereof.

**Selected Pro Forma Financial and Operational Information for AmalgamationCo**

The following is a summary of selected financial and operational information for the oil and natural gas assets owned, directly or indirectly, by AmalgamationCo following the completion of the Arrangement, for the periods indicated. See Appendix J, "*Information Concerning AmalgamationCo*".

| | Three Months Ended March 31, 2002 (unaudited) |
|---|---|
| Net oil and gas sales | $18,176,704 |
| Royalties, net of ARTC | (3,908,644) |
| Operating Costs | (2,200,128) |
| Facility income | 260,226 |
| Net operating revenue | $12,328,158 |
| | |
| Production | |
| Crude oil (Bbls/d) | 2,897 |
| NGL (Bbls/d) | 446 |
| Natural Gas (Mcf/d) | 29,127 |
| Oil equivalent (BOE/D @ 6:1) | 8,197 |
| | |
| Average Net Product Prices Received (including hedging) | |
| Crude oil and NGL ($/Bbl) | $33.54 |
| NGL ($/Bbl) | $22.47 |
| Natural Gas ($/Mcf) | $3.24 |

| | Gross[1] |
|---|---|
| **Average Daily Production** (as at June 1, 2002)[3] | |
| Oil & NGL (Bbls/d) | 3,265 |
| Natural gas (Mcf/d) | 34,675 |
| Oil equivalent (BOE/D @ 10:1) | 6,733 |
| Oil equivalent (BOE/D @ 6:1) | 9,044 |

| | Gross[1] | Net[2] |
|---|---|---|
| **Proved Reserves** (as at June 1, 2002)[4] | | |
| Oil & NGL (Mbbls) | 7,305 | 6,130 |
| Natural gas (Mmcf) | 113,976 | 86,553 |
| Oil equivalent (MBOE @ 10:1) | 18,703 | 14,785 |
| Oil equivalent (MBOE @ 6:1) | 26,301 | 20,556 |
| | | |
| **Proved and Risked Probable Reserves** (as at June 1, 2002)[4] | | |
| Oil & NGL (Mbbls) | 8,022 | 6,732 |
| Natural gas (Mmcf) | 129,348 | 98,202 |
| Oil equivalent (MBOE @ 10:1) | 20,957 | 16,552 |
| Oil equivalent (MBOE @ 6:1) | 29,580 | 23,099 |
| | | |
| **Undeveloped Land Holdings** (acres) (as at June 1, 2002) | 15,239 | 8,910 |

Notes:

(1) "Gross" production refers to the total amount of production in which AmalgamationCo has an interest, directly or indirectly, before deduction of any royalties. "Gross" reserves are defined as the total remaining recoverable reserves owned by AmalgamationCo, directly or indirectly, before deduction of any royalties.

(2) "Net" reserves are defined as those reserves accruing to AmalgamationCo after Crown, directly or indirectly, and freehold royalties have been deducted.

(3) Average daily production for the oil and natural gas assets owned, directly and indirectly, by AmalgamationCo effective June 1, 2002.

(4) Reserve information taken from the Paddock Trust Report is at June 1, 2002 based on escalated prices. Probable reserves have been reduced by 50% to account for the risk of recovery thereof.

**Pro Forma Distributable Cash**

The following is a summary of selected financial information for the oil and natural gas assets owned, directly or indirectly, by AmalgamationCo following the completion of the Arrangement, for the periods indicated. See Appendix J, "*Information Concerning AmalgamationCo*".

Management of the Trust and Storm have provided the following analysis to assist the Trust and Securityholders in analyzing the income of the Trust and the amounts of Distributable Cash that would be available to the Trust for distribution to Unitholders had the Trust been in existence for the three month period ended March 31, 2002. This analysis was prepared on the assumption that the Arrangement had been completed, that the Trust had retained approximately 75% of Storm's oil and natural gas producing properties and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Storm and the Trust have, based upon their review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amount shown below.

**The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.**

| | Pro Forma Three Months Ended March 31, 2002[2] (unaudited) |
|---|---|
| Cash from Operations | $10,473,844 |
| Add (deduct): | |
| Reclamation fund contributions | (192,000) |
| Capital expenditures | (18,473,468) |
| Funds drawn from debt and working capital | 16,930,000 |
| **Distributable Cash**[1] | $8,738,376 |
| Distributable Cash per Unit or Exchangeable Share for the period | $0.29 |
| Weighted average number of Total Trust Units | 29,943,475 |

Notes:

(1) Distributable cash available for distribution is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities.

(2) See Appendix J, "*Information Concerning AmalgamationCo*" for a more complete description of the assumptions and estimates associated with the pro forma information.

**Illustrative Distributable Cash**

The following tables illustrates a range of possible amounts of Distributable Cash relating to Units and Exchangeable Shares outstanding based on the foregoing cash flow illustrations for the quarter ended March 31, 2002. The ranges of possible amounts of Distributable Cash are based on varying field prices for oil and natural gas. For this analysis, the production volumes, royalty rates, other income, operating expenses, expenses associated with the Technical Services Agreement, general and administrative expenses, large corporation taxes, cash taxes, reclamation fund contributions, and capital expenditures have been held constant to the levels shown in the pro forma information for March 31, 2002. This analysis is also based on the assumption that AmalgamationCo will distribute its cash available for distribution, as it relates to the Units outstanding, to Trust in satisfaction of the interest owing under the Notes and, to the extent any remaining income is available, under the NPI Agreement. The representative range of Distributable Cash on a per security basis in the following tables is calculated by dividing the Distributable Cash by the weighted average number of 29,943,475 Trust Units outstanding (which number includes all Exchangeable Shares anticipated to be outstanding following the completion of the Arrangement).

**The tables, and the assumptions on which they are based, do not represent expected performance or results. The Distributable Cash for the quarter ended March 31, 2002 is on a pro forma basis only.**

**Illustrative Distributable Cash for the Quarter Ended March 31, 2002 ($000)**

| Oil Price | Natural Gas Field Price ($/mcf) | | | | | | |
|---|---|---|---|---|---|---|---|
| $Cdn/bbl | $2.00 | $2.50 | $3.00 | $3.50 | $4.00 | $4.50 | $5.00 |
| $30.00 | $5,643 | $6,586 | $7,528 | $8,471 | $9,413 | $10,356 | $11,298 |
| $32.50 | $6,237 | $7,179 | $8,122 | $9,064 | $10,007 | $10,949 | $11,892 |
| $35.00 | $6,830 | $7,773 | $8,715 | $9,658 | $10,601 | $11,543 | $12,486 |
| $37.50 | $7,424 | $8,367 | $9,309 | $10,252 | $11,194 | $12,137 | $13,079 |
| $40.00 | $8,018 | $8,960 | $9,903 | $10,845 | $11,788 | $12,730 | $13,673 |
| $42.50 | $8,611 | $9,554 | $10,496 | $11,439 | $12,382 | $13,324 | $14,267 |

**Illustrative Distributable Cash for the Quarter Ended March 31, 2002 (per trust unit)**

| Oil Price | Natural Gas Field Price ($/mcf) | | | | | | |
|---|---|---|---|---|---|---|---|
| $Cdn/bbl | $2.00 | $2.50 | $3.00 | $3.50 | $4.00 | $4.50 | $5.00 |
| $30.00 | $0.19 | $0.22 | $0.25 | $0.28 | $0.31 | $0.35 | $0.38 |
| $32.50 | $0.21 | $0.24 | $0.27 | $0.30 | $0.33 | $0.37 | $0.40 |
| $35.00 | $0.23 | $0.26 | $0.29 | $0.32 | $0.35 | $0.39 | $0.42 |
| $37.50 | $0.25 | $0.28 | $0.31 | $0.34 | $0.37 | $0.41 | $0.44 |
| $40.00 | $0.27 | $0.30 | $0.33 | $0.36 | $0.39 | $0.42 | $0.46 |
| $42.50 | $0.29 | $0.32 | $0.35 | $0.38 | $0.41 | $0.44 | $0.48 |

**The tables set out above illustrate the high degree of sensitivity of cash flows and the resulting return to investors to changes in oil and natural gas prices. The tables are simply an illustration to represent the variance on cash flows given particular oil and gas prices.**

**The range of information set forth above is a representative range of possible Distributable Cash and is provided for illustrative purposes only and should not be construed as a forecast or projection. No assurance can be given that the Distributable Cash shown in this analysis will ever be available or realized or that the assumptions of fact made are the most likely to occur. The production levels used in the foregoing tables are merely an arithmetic calculation based on the assumptions set forth above. There can be no assurance that the oil and natural gas prices set forth in the tables will be received for the production of the Trust. Actual production levels will be dependent on numerous factors and may not necessarily reflect the figures used in these tables. See Appendix J, "*Information Concerning AmalgamationCo - Illustrative Distributable Cash*".**

## THE ARRANGEMENT

### Background to and Reasons for the Arrangement

The board of directors reviewed on an ongoing basis the viability of Storm's business plan and considered alternate strategies that could increase the value and likely return on the investment of all Shareholders. Periodically, expert insight was requested and received to provide a clearer view of the likely Shareholder response to or market view of a particular strategy. The strategy contemplated under the Arrangement was initially considered and selected for greater scrutiny, modeling and evaluation as a result of this pursuit of ongoing value maximization.

Storm has a stated objective of maintaining the business disciplines that have resulted in its success to date, namely: (i) maintain high levels of operatorship and working interest; (ii) generate its own investment concepts and opportunities; and (iii) focus its operations and assets both technically and geographically. The ability to effectively maintain these disciplines is dependent in part on the overall size of the entity as it relates to maintaining an aggressive reinvestment profile that is of the size and quality to be able to attract and retain investors as Storm grows. The recognition that this issue was one that Storm would need to address on a go forward basis, likely within three to five years, caused the board of directors to evaluate opportunities to address the concept of continued profitable growth at high rates, with greater size, on an ongoing basis.

One concept that had been considered a number of times was the potential reorganization of Storm into two entities with mandates of returning the "harvest" value, not needed to fund future growth, being held by a trust and the continued growth available to the Shareholders through Storm, being delivered by a leaner exploration oriented vehicle. Given that the valuation of the ultimate potential of some of Storm's newer assets (particularly Tommy Lakes and Kotcho) which had progressed to the point where management could quantify that value, coupled with an improvement in the market valuations of the component parts relative to the whole suggested there may be an increase in value realizable by the Shareholders on a reorganization, the board of directors agreed to investigate the concept of dividing Storm into two entities.

Early in the second quarter of 2002, the board of directors, in conjunction with Storm's management, undertook a comparison of the income trust conversion proposal to the other strategic alternatives that were also being reviewed. After an extensive review of, among other things, the current environment and trading levels of comparable income funds, Storm's business prospects, the suitability of Storm's assets for an income trust structure, and Storm's requirements for future equity capital to fund its growth, the board of directors concluded that the best vehicle available for maximizing Shareholder value would be to divide Storm into an income trust and an exploration company. The board of directors was of the view that this structure would allow, among other things: (a) Shareholders to receive the income of Storm in a more tax-efficient manner; (b) a large portion of the taxable income of Storm to be distributed to the Unitholders of the income trust on a monthly basis in cash, thereby shifting the tax liability of Storm to Unitholders, who might enjoy a lower effective tax rate than Storm itself; and (c) Shareholders to continue to participate in a high-growth exploration company. The board of directors believe that the income trust structure will be beneficial to Shareholders, and will be particularly attractive to Shareholders who hold Trust Units in a registered retirement savings plan, a registered retirement income fund or in another form of tax-deferred plan.

The board of directors approved proceeding with the reorganization of Storm into an income trust and an exploration company, and an announcement to this effect was made by Storm on June 14, 2002.

The board of directors, in recommending the Arrangement, believes the Arrangement has the following advantages:

- It is expected that many Securityholders and future Unitholders are or will become "tax-exempt" financial institutions such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of distributions on a tax-deferred basis.

- It is anticipated that the tax effectiveness of the trust structure will facilitate business acquisitions and the expansion of Storm's business relative to Storm continuing as a corporate entity.
- Cash distributions to Unitholders are anticipated to provide an attractive return to Trust Unitholders without impairing the ability of ExploreCo to sustain its existing assets and finance capital expenditures and the expansion of the business of ExploreCo.
- It is anticipated that the combined value of distributions plus the market value of the Trust Units and the ExploreCo Shares will be greater than the combined value of dividends that could otherwise be paid on the Common Shares plus the market value of the Common Shares and that the reorganized structure of Storm will allow greater access to capital to fund the growth of the business of ExploreCo and of the Trust.
- It is anticipated that the reorganized structure of Storm as an income trust and an exploration company will attract new investors and provide, in the aggregate, a more active and liquid market for the Trust Units and ExploreCo Shares than exists for Common Shares.

**Effect of the Arrangement**

The Arrangement will result in Shareholders (excluding Dissenting Securityholders) ultimately receiving for their Common Shares held on the Effective Date (i) ExploreCo Shares and (ii) in the case of Shareholders other than Non-Resident and tax-exempt Shareholders, Trust Units or Exchangeable Shares, or a combination thereof, and in the case of Non-Resident or tax-exempt Shareholders, Trust Units.

On July 8, 2002 there were 27,917,758 Common Shares outstanding. In addition, 2,045,000 Common Shares are issuable pursuant to currently outstanding Options.

After giving effect to the Arrangement, the current Shareholders effectively will have exchanged their Common Shares for (i) ExploreCo Shares and (ii) Trust Units or Exchangeable Shares, or a combination thereof. In addition, Storm will have amalgamated with AcquisitionCo to form AmalgamationCo, all the common shares and Notes of which will be owned by the Trust. The Exchangeable Shares are intended to be, to the extent possible, the economic equivalent of Trust Units and will be exchangeable for Trust Units. The maximum number of Exchangeable Shares that will be issued pursuant to the Arrangement is 9,000,000. If Shareholders elect to receive an aggregate number of Exchangeable Shares exceeding 9,000,000, such Shareholders will receive on completion of the Arrangement, in addition to their ExploreCo Shares, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units. **Exchangeable Shares will not be issued to Non-Residents or persons exempt from tax under Part I of the Tax Act. Any such Shareholder who elects to receive Exchangeable Shares will be deemed to have elected to receive only Trust Units on completion of the Arrangement.** For details regarding the ExploreCo Shares, see Appendix H, "*Information Concerning ExploreCo*". For details regarding the Trust Units, see Appendix I, "*Information Concerning the Trust*". For details regarding the Exchangeable Shares, see Appendix J, "*Information Concerning AmalgamationCo*".

In connection with the Arrangement, all unexercised Options (other than Options held by Dissenting Securityholders) shall be cancelled and the Optionholders thereof shall be entitled to receive from Storm in respect of each such Option an amount in cash that is equal to the Exercise Price Differential of such Option.

As a result of a Shareholder's Common Shares being exchanged for ExploreCo Shares, Trust Units and/or Exchangeable Shares pursuant to the Arrangement, the nature of a Shareholder's investment will be changed. See Appendix H, "*Information Concerning ExploreCo*", Appendix I, "*Information Concerning the Trust*" and Appendix J, "*Information Concerning AmalgamationCo*". See also Appendix K, "*Information Concerning Storm - Risk Factors*".

ExploreCo, which will be managed by Storm's existing management team, will pursue the same aggressive growth strategy previously employed in Storm. Through their ownership of ExploreCo Shares, Shareholders will be able to continue to participate in a junior oil and gas exploration and development company focused on high levels of growth through reinvestment of cash flows.

The Trust will employ a strategy to provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders, ensure that Storm's existing assets (not including those assets transferred to ExploreCo coincident with the Arrangement becoming effective) are maintained to a level that ensures ongoing cash flow is sustained, and continue to expand the business through the development of growth

opportunities that will provide long-term stable cash flows and be accretive to Unitholders. The senior management of AmalgamationCo will manage the business of the Trust following the completion of the Arrangement. See Appendix J "*Information Concerning AmalgamationCo - Directors and Officers of AmalgamationCo*" for information concerning the principal occupations and experience and qualifications of such directors and officers.

It is currently intended that the Trust will make monthly cash distributions to Trust Unitholders from the interest income received from AmalgamationCo and from income received under the NPI Agreement, net of administrative expenses. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes.

The following diagram illustrates the organizational structure of the Trust and ExploreCo following the implementation of the Arrangement.



Trust Unitholders(1)
Cash Distributions
Exchangeable Shareholders
Trust
Public Shareholders
Cashflow(3)
Investment(4)
AmalgamationCo(2)
ExploreCo
Storm Gas Production Inc.(5)
Partnership
Redearth


Notes:

(1) Upon completion of the Arrangement, the holders of Trust Units will own 100% of the Trust.

(2) AmalgamationCo will be the resulting entity from the amalgamation of Storm and AcquisitionCo. The amalgamation will occur pursuant to the Arrangement on the Effective Date.

(3) Cash flow represents payments made by AmalgamationCo to the Trust in respect of interest payments on the Notes and income received by the Trust under the NPI Agreement. In addition to such amounts, prepayments in respect of principal on the Notes may be made from time to time by AmalgamationCo to the Trust before the maturity of the Notes.

(4) The Trust will invest funds raised through any subsequent issuance of Trust Units in additional securities of AmalgamationCo to enable AmalgamationCo to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from AmalgamationCo as well as any repayments of principal on the Notes in securities of AmalgamationCo to enable AmalgamationCo to make capital expenditures.

(5) The name of Storm Gas Production Inc. will be changed following the completion of the Arrangement.

For further information regarding ExploreCo, the Trust and AmalgamationCo, please refer to Appendix H, *"Information Concerning ExploreCo"*, Appendix I, *"Information Concerning the Trust"* and Appendix J, *"Information Concerning AmalgamationCo"*.

*Management Arrangements*

The Trust will not be managed by a third party manager. Following completion of the Arrangement, the Trust will be managed by the management of AmalgamationCo. The Trustee, on behalf of the Trust, will enter into an administration agreement pursuant to which AmalgamationCo will provide certain administrative services and facilities to the Trust. See also Appendix I *"Information Concerning the Trust - Management of the Trust"* and Appendix J, *"Information Concerning AmalgamationCo"*.

AmalgamationCo and ExploreCo will enter into a Technical Services Agreement, pursuant to which ExploreCo personnel will provide services in respect of the management, development, exploitation and operation of the assets acquired by the Trust or AmalgamationCo pursuant to the Plan of Arrangement. ExploreCo will also provide various administrative services, as well as access to geological and technical data relating to the assets. In consideration for such services, AmalgamationCo will pay to ExploreCo a fee of $350,000 per month. The Technical Services Agreement will commence on the Effective Date and expire, unless extended by the parties, on June 30, 2003.

**Details of the Arrangement**

**The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan set forth in Exhibit 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular.**

Storm, ExploreCo, AcquisitionCo and the Trust have entered into the Arrangement Agreement which provides for the implementation of the Arrangement pursuant to section 193 of the ABCA. The Arrangement will become effective on the date of filing of the Final Order and the Articles of Arrangement and related documents in the form prescribed by the ABCA with the Registrar. On the Effective Date, each of the events below shall occur and shall be deemed to occur in the following sequence without further act or formality:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Storm and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Storm other than the right to be paid the fair value of their Common Shares or Options;

(b) the ExploreCo Conveyance will be effected;

(c) each Common Share (other than an Option Common Share or Common Shares held by a Dissenting Securityholder) will be transferred to AcquisitionCo in exchange for:

(i) one (1) Series B Note; and

(ii) in accordance with the election or deemed election of the holder of such Common Share (other than a Non-Resident or Tax-Exempt Shareholder), one (1) Note or one (1) Exchangeable Share and, in the case of a Non-Resident or Tax-Exempt Shareholder, one (1) Note;

(d) each Note shall be transferred by the holder thereof to the Trust in exchange for one (1) Trust Unit;

(e) any Option Common Shares held by an Option Shareholder shall be dealt with in the following manner:

(i) each Option Shareholder shall transfer to AcquisitionCo such number of Option Common Shares as is equal to the product of:

(A) the Ratio; and

(B) the total number of Option Common Shares held by the Option Shareholder;

in exchange for such number of Series B Notes (rounded down to the nearest whole Series B Note) as is equal to the product of:

(C) the total number of Option Common Shares so transferred; and

(D) the reciprocal of the Ratio;

(ii) the remaining Option Common Shares held by an Option Shareholder after the operation of section (e)(i), above, shall be transferred to AcquisitionCo in exchange for, in accordance with the election or deemed election of such Option Shareholder:

(A) Trust Units issued and delivered by the Trust; or

(B) Exchangeable Shares issued and delivered by AcquisitionCo;

in each case on the basis of such number of Trust Units or Exchangeable Shares, as the case may be, (rounded down to the nearest whole Trust Unit or Exchangeable Share) as is equal to the product of:

(C) the total number of Option Common Shares so exchanged for Trust Units or Exchangeable Shares, as the case may be; and

(D) a fraction (the "Option Ratio"), the numerator of which is one (1) and the denominator of which is one (1) minus the Ratio;

(iii) AcquisitionCo shall, contemporaneously with the exchange of Option Common Shares pursuant to section (e)(ii), above, issue and deliver to the Trust such number of Notes as is equal to the number of Trust Units required to be delivered by the Trust pursuant to section (e)(ii) in consideration for the delivery of that number of Option Common Shares exchanged for Trust Units pursuant to section (e)(ii); and

(iv) the Trust shall, contemporaneously with the exchange of Option Common Shares pursuant to section (e)(ii), above, deliver to the Option Shareholder such number of Trust Units as is determined pursuant to section (e)(ii) in consideration for the issuance of the Notes by AcquisitionCo to the Trust pursuant to section (e)(iii);

(f) all unexercised Options (other than Options held by Dissenting Securityholders) will be cancelled and the Optionholders thereof shall be entitled to receive from Storm in respect of each such Option an amount in cash that is equal to the Exercise Price Differential of such Option;

(g) Storm and AcquisitionCo shall be amalgamated to form AmalgamationCo; and

(h) each Series B Note shall be redeemed by AmalgamationCo in exchange for one (1) ExploreCo Share.

The Exchangeable Shares are intended to be, to the greatest extent possible, the economic equivalent of Trust Units and will be exchangeable for Trust Units. A maximum of 9,000,000 Exchangeable Shares will be issued pursuant to the Arrangement. If Shareholders elect to receive an aggregate number of Exchangeable Shares exceeding 9,000,000, such Shareholders will receive on completion of the Arrangement, in addition to their ExploreCo Shares, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units. **Exchangeable Shares will not be issued to Non-Residents or Persons exempt from tax under Part I of the Tax Act. Any such Shareholder who elects to receive Exchangeable Shares will be deemed to have elected to receive Trust Units on completion of the Arrangement.**

For details respecting the terms of the Notes and the Exchangeable Shares, please refer to Appendix J, "*Information Concerning AmalgamationCo*" and for details respecting the terms of the Trust Units, please refer to Appendix I, "*Information Concerning the Trust*". For details respecting the terms of the ExploreCo Shares, please refer to Appendix H, "*Information Concerning ExploreCo*".

**Arrangement Agreement**

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Storm, ExploreCo, AcquisitionCo and the Trust and various conditions precedent, both mutual and with respect to each corporation and the Trust.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

**Procedure for the Arrangement Becoming Effective**

*Procedural Steps*

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Securityholders of Storm voting at the Meeting;

(b) the Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

**Approvals**

*Securityholder Approval*

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders and Optionholders, each voting separately as a class, who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

*Court Approvals*

*Interim Order*

On July 16, 2002 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

*Final Order*

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement and the Arrangement Agreement are approved by Securityholders at the Meeting in the manner required by the Interim Order, Storm will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for August 21, 2002 at 9:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard, at The Court House, 611 - 4th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Storm a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on August 20, 2002. Service of such notice shall be effected by service upon the solicitors for Storm: McCarthy Tétrault LLP, Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Richard F. McHardy. See "*Notice of Petition*".

The ExploreCo Shares and Trust Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are

approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Storm has been advised by its counsel, McCarthy Tétrault LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Storm, ExploreCo, AcquisitionCo or the Trust may determine not to proceed with the Arrangement.

*Conditions Precedent to the Arrangement*

The respective obligations of Storm, ExploreCo, AcquisitionCo and the Trust to complete the Arrangement are subject to a number of conditions which must be satisfied on or before the Effective Date. These conditions include:

(a) the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Shareholders and Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Final Order shall have been granted in form and substance satisfactory to Storm, ExploreCo, AcquisitionCo and the Trust acting reasonably not later than August 30, 2002 or such later date as the parties may agree;

(c) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Storm, ExploreCo, AcquisitionCo and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(d) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

(e) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated by the Arrangement Agreement shall have been completed or obtained including, without limitation, consents and approvals from Storm's principal lenders;

(f) there shall not, as of the Effective Date, be Securityholders that hold, in aggregate, in excess of 5% of all Securities that have validly exercised their rights of dissent under the ABCA and the Interim Order; and

(g) the approval of the TSX of the conditional listing of the ExploreCo Shares and the Trust Units to be issued pursuant to the Arrangement shall be obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

Upon the conditions being fulfilled or waived, Storm intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the board of directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A for the text of the Arrangement Resolution.

**Recommendation of the Board of Directors**

**The board of directors has unanimously concluded that the Arrangement, in its opinion, is in the best interests of Storm and the Securityholders and recommends that Securityholders vote in favour of the Arrangement Resolution.**

Each member of the board of directors intends to vote all Securities held by him in favour of the Arrangement Resolution.

Holders of an aggregate of 7,054,854 Common Shares and 862,500 Options (including all of the directors and officers of Storm) representing 25.3% of the outstanding Common Shares and 42.2% of the outstanding Options, respectively, have signed a letter agreement pursuant to which each has agreed to vote all of the Common Shares and Options beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

**Fairness Opinion**

The board of directors received an opinion dated July 16, 2002 from TD Securities Inc., its independent financial advisor, stating that, in the opinion of TD Securities Inc., as of July 16,2002, the consideration to be received by Securityholders pursuant to the Arrangement is fair, from a financial point of view, to Securityholders.

A copy of the Fairness Opinion is attached as Appendix G to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

The board of directors unanimously concurs with the views of TD Securities Inc. and such views were an important consideration in the board's decision to proceed with the Arrangement.

**Timing**

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Storm will apply for the Final Order approving the Arrangement. If the Final Order is obtained on August 21, 2002 in form and substance satisfactory to Storm, ExploreCo, AcquisitionCo and the Trust, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Storm expects the Effective Date will be on or about August 23, 2002. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Storm's objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on August 21, 2002.

**Exchangeable Share Election**

Shareholders (other than Non-Residents or Persons who are exempt from tax under Part I of the Tax Act) will be entitled to elect to receive, in addition to the ExploreCo Shares, either Trust Units or Exchangeable Shares or a combination thereof, in consideration for their Common Shares. For certain Shareholders, electing to receive Exchangeable Shares may, based on their particular circumstances, provide for certain tax efficiencies. Any person considering making such an election is urged to consult his or her own legal and tax advisors with respect to the consequences (tax or otherwise) and risks associated with such alternatives. **Non-Residents and tax-exempt Shareholders may receive only Trust Units and ExploreCo Shares for their Common Shares.**

**The maximum number of Exchangeable Shares available pursuant to the Arrangement is 9,000,000. In the event that Shareholders elect to receive an aggregate number of Exchangeable Shares in excess of 9,000,000, such Shareholders will receive, on completion of the Arrangement, in addition to their ExploreCo Shares, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units.**

Holders of Exchangeable Shares (other than holders that are U.S. persons or residents of other countries other than Canada) will be entitled to exchange their Exchangeable Shares at any time for Trust Units in accordance with the Exchange Ratio described below. The Exchangeable Shares will be automatically exchanged for Trust Units on the

tenth anniversary of the Effective Date. **In certain circumstances, AmalgamationCo has the right to require a redemption of the Exchangeable Shares prior to such tenth anniversary.** One Exchangeable Share is exchangeable initially for one Trust Unit, subject to adjustment in certain circumstances. On each Distribution Payment Date, the number of Trust Units into which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the distribution. **Holders of Exchangeable Shares will not receive cash distributions from the Trust or AmalgamationCo. Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders.** See Appendix J, "*Information Concerning AmalgamationCo - Exchangeable Shares*".

**Exployee Shareholders**

Certain Shareholders who hold Common Shares that were acquired in circumstances such that recognition of any employment related taxable benefit was deferred may elect to exchange such Common Shares in a manner that will permit the continued deferral of recognition of some or all of such taxable benefit. Such Shareholders should consult their own tax advisors.

**Procedure for Exchange of Shares**

*Shareholders*

Subject to the discussion in this Information Circular under the heading "*Option Shareholders*", on or before the Election Deadline, Shareholders must complete and return the enclosed Letter of Transmittal and Election Form, together with the certificate(s) representing their Common Shares, to the Depository at one of the offices specified in the Letter of Transmittal and Election Form in order to receive in addition to the ExploreCo Share Consideration, Trust Unit Consideration, Exchangeable Shares or a combination of Trust Unit Consideration and Exchangeable Shares for their Common Shares under the Arrangement. **Where no election is made, where the election is not properly made or where the Letter of Transmittal and Election Form or the certificate(s) representing the Common Shares are received after the Election Deadline, the depositing Shareholder will be deemed to have elected to receive, in addition to the ExploreCo Share Consideration, only Trust Unit Consideration for all of their Common Shares on completion of the Arrangement.**

*Option Shareholders*

Shareholders who fall within the definition of "Option Shareholders" are entitled to complete and return in respect of their Option Common Shares, on or before the Election Deadline, an Option Shareholder Letter of Transmittal and Election Form, together with the certificate(s) representing their Option Common Shares, to the Depository at one of the offices specified in the Option Shareholder Letter of Transmittal and Election Form in order to receive, in addition to the ExploreCo Share Consideration, Trust Units, Exchangeable Shares or a combination of Trust Units and Exchangeable Shares for their Option Common Shares under the Arrangement. **Where no election is made, where the election is not properly made or where the Option Shareholder Letter of Transmittal and Election Form or the certificate(s) representing the Option Common Shares are received after the Election Deadline, the depositing Shareholder will be deemed to have elected to receive, in addition to the ExploreCo Share Consideration, only Trust Unit Consideration for all of their Common Shares on completion of the Arrangement.** A copy of the Option Shareholder Letter of Transmittal and Election Form is available from the Vice President, Finance of Storm upon request.

*General*

Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Common Shares.

The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal and Election Form is at each Holder's risk. Storm recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on (i) the Letter of Transmittal and Election Form and (ii) certificates representing Common Shares must be guaranteed by an Eligible Institution, unless otherwise provided. In order to receive ExploreCo Shares and Trust Units after the Effective Date, Shareholders must submit their share certificate(s) to the Depositary.

**Non-Residents may receive only Trust Units and ExploreCo Shares for their Common Shares.**

**Canadian Federal Income Tax Considerations**

In the opinion of McCarthy Tétrault LLP, counsel for Storm ("Counsel"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to (i) Shareholders who hold Common Shares and any ExploreCo Shares, ExploreCo Share Consideration, Exchangeable Shares, Trust Units and Trust Unit Consideration acquired under the Arrangement as capital property for purposes of the Tax Act and at all material times deal at arm's length with, and are not affiliated with, Storm, AmalgamationCo or the Trust for purposes of the Tax Act and (ii) certain Optionholders described below. Generally, the Common Shares and any ExploreCo Shares, Series B Notes, Exchangeable Shares and Trust Units will be considered to be capital property of a Shareholder unless they are held in the course of carrying on a business or in connection with an adventure in the nature of trade. Certain Shareholders resident in Canada whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares treated as capital property. This summary is not applicable to a Shareholder that is a "financial institution", as defined in the Tax Act for purposes of the market-to-market rules, nor is it applicable to a Shareholder, an interest in which would be a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act and the regulations thereunder ("Tax Regulations") in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), Counsel's understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA") and certificates as to certain factual matters provided to Counsel by Storm.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement or the holding of Common Shares, ExploreCo Shares, Series B Notes, Exchangeable Shares or Trust Units and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action or changes in the administrative and assessing practices of the CCRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

**This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Shareholder or Optionholder. Consequently, Shareholders and Optionholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.**

*Residents of Canada*

*Exchange of Common Shares for ExploreCo Share Consideration and Trust Unit Consideration Pursuant to the Arrangement*

Where a Shareholder elects to receive Trust Units pursuant to the Arrangement in exchange for Common Shares, the Shareholder will receive ExploreCo Share Consideration and Trust Unit Consideration on the exchange of those Common Shares. The ExploreCo Share Consideration will subsequently be redeemed by the delivery of ExploreCo Shares. The Trust Unit Consideration will subsequently be exchanged for Trust Units. Such Shareholder will generally realize a capital gain (or capital loss) equal to the amount by which the fair market value of the ExploreCo Share Consideration and Trust Unit Consideration so received exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of such Common Shares immediately before the Effective Time and any reasonable costs of disposition. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" below. The cost to the Shareholder of the ExploreCo Share Consideration and Trust Unit Consideration so received will be equal to their respective fair market values at the time of receipt. Storm has advised Counsel that the ExploreCo Share Consideration will have a fair market value equal to the fair market value of the ExploreCo Shares and that the Trust Unit Consideration will have a fair market value equal to the fair market value of the Trust Units to be issued in exchange therefor.

No gain or loss should be realized by a Shareholder on the subsequent exchange of the ExploreCo Share Consideration for ExploreCo Shares and Trust Unit Consideration for Trust Units, and the cost to the Shareholder of the ExploreCo Shares and Trust Units so received will be equal to their respective fair market values at the time of receipt.

*Exchange of Common Shares for ExploreCo Share Consideration and Exchangeable Shares Pursuant to the Arrangement*

Where a Shareholder elects to receive Exchangeable Shares pursuant to the Arrangement in exchange for Common Shares, the Shareholder will receive ExploreCo Share Consideration and such Exchangeable Shares on the exchange of those Common Shares. Shareholders who receive Exchangeable Shares will generally be entitled to make a joint election with AmalgamationCo (on behalf of AcquisitionCo) under section 85 of the Tax Act in order to obtain a complete or partial tax-deferred "rollover" for the purposes of the Tax Act.

A Shareholder who exchanges Common Shares for consideration that includes Exchangeable Shares and who does not make such an election will realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value of the Exchangeable Shares, Ancillary Rights, ExploreCo Share Consideration and any Trust Unit Consideration received by the Shareholder on the exchange, net of any reasonable costs incurred by the Shareholder in connection with the exchange, exceeds (or is less than) the adjusted cost base to the Shareholder of such Common Shares immediately before the Effective Time. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any capital loss realized may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" below. The cost to the Shareholder of Exchangeable Shares, Ancillary Rights, ExploreCo Share Consideration and any Trust Unit Consideration received by the Shareholder on the exchange will be equal to their respective fair market values at the time of the exchange.

No gain or loss should be realized by a Shareholder on the subsequent exchange of the ExploreCo Share Consideration for ExploreCo Shares or the Trust Unit Consideration for Trust Units, and the cost to the Shareholder of the ExploreCo Shares and Trust Units so received will be equal to their respective fair market values at the time of receipt.

A Shareholder who exchanges Common Shares for Exchangeable Shares, Ancillary Rights and ExploreCo Share Consideration or for a combination of Exchangeable Shares, Ancillary Rights, ExploreCo Share Consideration and Trust Unit Consideration may make a joint election with AmalgamationCo (on behalf of AcquisitionCo) pursuant to subsection 85(1) of the Tax Act (or, in the case of a Shareholder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred "rollover" for the purposes of the Tax Act in respect of those Common Shares exchanged for Exchangeable Shares, Ancillary Rights and ExploreCo Share Consideration. The extent of such rollover will depend on the amount specified in that election (the "Elected Amount") and the adjusted cost base to the Shareholder of such Common Shares immediately before the Effective Time. Provided that the total of such adjusted cost base to the Shareholder of Common Shares and any reasonable costs of disposition equals or exceeds the fair market value of the Ancillary Rights and ExploreCo Share Consideration acquired by the Shareholder on the exchange for such Common Shares, the Shareholder may elect so as not to realize any capital gain on the exchange. In order to make an election, a Shareholder must provide to the Depositary on behalf of AmalgamationCo, two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Shareholder) no later than the 120th day after the Effective Date, duly completed with the details of the number of Common Shares transferred and the applicable Elected Amount for the purposes of the election. The election form will be signed by AmalgamationCo (on behalf of AcquisitionCo) and returned to the Shareholder for filing by the Shareholder with the CCRA (and with applicable provincial tax authorities). It is the sole responsibility of the Shareholder who wishes to take advantage of the tax deferral provided for by section 85 of the Tax Act to attend to the proper completion and filing of the forms required by the Tax Act in that regard.

For Canadian federal income tax purposes, the relevant tax election form is Form T2057, entitled "Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation", (or, if the Shareholder is a partnership, Form T2058, entitled "Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation"). A Shareholder intending to make such an election should so indicate on the Letter of Transmittal and Election Form accompanying this Information Circular in the space provided therein and a tax election package, consisting of the relevant federal tax election forms and a letter of instructions, will be sent to such Shareholder. Shareholders should consult their own tax advisors to determine whether any separate provincial election forms are required.

Where Common Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 on behalf of all members of the partnership. Such Form T2058 must be accompanied by a list containing the name, address and social insurance number or tax account number of each partner as well as the letter signed by each partner authorizing the designated partner to complete and file the form.

In general, where an election is made:

1. The Elected Amount may not be less than the fair market value of the Ancillary Rights, ExploreCo Share Consideration and any Trust Unit Consideration received by the Shareholder on the exchange.

2. The Elected Amount may not be less than the lesser of the adjusted cost base to the Shareholder of the Common Shares, determined immediately before the Effective Time, and the fair market value of the Common Shares at that time.

3. The Elected Amount may not exceed the fair market value of the Common Shares at the time of the exchange.

Where a Shareholder and AmalgamationCo (on behalf of AcquisitionCo) make a joint election, the tax treatment to the Shareholder generally will be as follows:

1. The Shareholder will be deemed to dispose of the Common Shares for proceeds of disposition equal to the Elected Amount.

2. If such deemed proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the exchange, do not exceed the adjusted cost base to the Shareholder of the Common Shares immediately before the Effective Time, the Shareholder will not realize any capital gain on the exchange.

3. If such deemed proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the exchange, exceed (or are less than) the adjusted cost base to the Shareholder of the Common Shares immediately before the Effective Time, the Shareholder generally will realize a capital gain (or capital loss) equal to the amount of such excess (or shortfall). In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" below.

4. The cost to the Shareholder of the Ancillary Rights, ExploreCo Share Consideration and any Trust Unit Consideration received on the exchange will be equal to the respective fair market values thereof at that time, and the cost to the Shareholder of the Exchangeable Shares received on the exchange will be equal to the amount, if any, by which the Elected Amount exceeds the fair market value of the Ancillary Rights, ExploreCo Share Consideration and any Trust Unit Consideration received by the Shareholder on the exchange.

5. No gain or loss should be realized by a Shareholder on the subsequent exchange of ExploreCo Share Consideration for ExploreCo Shares and Trust Unit Consideration for Trust Units, and the cost to a Shareholder of the ExploreCo Shares so received will be equal to their respective fair market values at the time of receipt.

**AmalgamationCo (on behalf of AcquisitionCo) will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only at the Elected Amount selected by the Shareholder. Neither AmalgamationCo nor the Depositary will be responsible for the proper completion or filing of any election. The Shareholder will be solely responsible for the proper completion and filing of the election and, if applicable, the payment of any late filing penalty. Under the Arrangement, AmalgamationCo will be required only to execute any election that has been completed and executed by a Shareholder and to forward such election by mail (within 60 days after the receipt thereof by the Depositary) to the Shareholder. With the exception of execution of the election by AmalgamationCo, compliance with the requirements for a valid election, including selection of the appropriate Elected Amount within the limitations of section 85 of the Tax Act and the provision of any documentation required under applicable provincial legislation, will be the sole responsibility of the Shareholder making the election. Accordingly, none of AmalgamationCo, AcquisitionCo or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by**

**anyone to properly complete any form of election or to properly file it within the time and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial legislation).**

In order for the CCRA to accept a tax election without a late filing penalty being paid by a Shareholder, the election must be received by the CCRA on or before the day that is the earliest of the days on or before which either AcquisitionCo or the Shareholder is required to file an income tax return for the taxation year in which the exchange occurs. AcquisitionCo's taxation year will end immediately before the amalgamation of AcquisitionCo and Storm under the Arrangement. Thus, the tax election will be due six months after the earlier of the Effective Date and such time as the Shareholder's tax return is due to be filed for the year in which the disposition occurs. **However, regardless of such deadline, the tax election forms of a Shareholder must be received by the Depositary no later than the 120th day after the Effective Date.**

**Any Shareholder who does not ensure that the Depositary has received a duly completed election no later than the 120th day after the Effective Date will not be able to benefit from the rollover provisions of section 85 of the Tax Act unless otherwise agreed to by AmalgamationCo (on behalf of AcquisitionCo). Accordingly, all Shareholders who wish to make a joint election with AmalgamationCo should give their immediate attention to this matter.**

**Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R2 issued by the CCRA for further information respecting the election. Shareholders wishing to make the election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and involves numerous technical requirements and issues.**

*Employee Shareholders*

Certain Shareholders who hold common Shares that were acquired in circumstances such that recognition of any employment related taxable benefit was deferred may elect to exchange such Common Shares in a manner that will permit the continued deferral of some or all of such taxable benefit. Such Shareholders should consult their own tax advisors.

*Taxation of Capital Gains and Capital Losses*

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Shareholder in a taxation year must be included in the income of the Shareholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Shareholder in a taxation year may be deducted from taxable capital gains realized by the Shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 $^{2}/_{3}$% on certain investment income, including taxable capital gains. Capital gains realized by a Shareholder who is an individual may give rise to a liability for alternative minimum tax.

*Taxation of Dividends on Exchangeable Shares and ExploreCo Shares*

In the case of a Shareholder who is an individual, dividends received or deemed to be received on the Exchangeable Shares or ExploreCo Shares will be included in computing the Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends received or deemed to be received on the Exchangeable Shares or ExploreCo Shares by a Shareholder that is a corporation will be included in computing the corporation's income and, except if the corporation is a "specified financial institution" as defined in the Tax Act, will normally be deductible in computing its taxable income.

Dividends received or deemed to be received on the Exchangeable Shares by a Shareholder that is a specified financial institution will not be deductible in computing its taxable income unless either (i) the specified financial institution did not acquire the Exchangeable Shares in the ordinary course of the business carried on by such institution or (ii) at the time of the receipt of the dividend by the specified financial institution, the Exchangeable Shares are listed on a

prescribed stock exchange in Canada and the specified financial institution, either alone or together with persons with whom it does not deal at arm's length, does not receive (and is not deemed to receive) dividends in respect of more than ten percent of the issued and outstanding Exchangeable Shares.

A Shareholder that is a "private corporation" as defined in the Tax Act or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act of 33 $^{1}/_{3}$% on dividends received or deemed to be received on the Exchangeable Shares or ExploreCo Shares to the extent that such dividends are deductible in computing the Shareholder's taxable income.

The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Tax Act. Dividends received or deemed to be received by holders of the Exchangeable Shares will not be subject to the 10% tax under Part IV.1 of the Tax Act.

*Exchange or Redemption of Exchangeable Shares*

On the exchange of an Exchangeable Share and related Ancillary Rights by a Shareholder thereof with the Trust for Trust Units, the Shareholder generally will realize a capital gain (or capital loss) to the extent that the fair market value at that time of the Trust Units received by the Shareholder on the exchange plus the amount, if any, of declared and unpaid dividends on the Exchangeable Shares paid to the Shareholder at the time (the "Dividend Amount") exceeds (or is less than) the aggregate of the adjusted cost base to the Shareholder of the Exchangeable Share and Ancillary Rights and any reasonable costs of disposition. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Exchangeable Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gain and Losses" above.

On the redemption (including a retraction) of an Exchangeable Share by AmalgamationCo, the Shareholder will be deemed to receive a dividend equal to the amount, if any, by which the fair market value at that time of the Trust Units received by the Shareholder from AmalgamationCo on the redemption (the "Redemption Proceeds") plus the Dividend Amount exceeds the paid-up capital of the Exchangeable Share at that time for the purposes of the Tax Act. The tax consequences arising from the deemed receipt of such dividend are discussed in the subheading "Taxation of Dividends on Exchangeable Shares and ExploreCo Shares" above. In the case of a Shareholder that is a corporation, it is possible in certain cases that any such deemed dividend may be recharacterized as proceeds of disposition of the Exchangeable Share.

On the redemption, the Shareholder will also be considered to have disposed of the Exchangeable Share and related Ancillary Rights for proceeds of disposition equal to the Redemption Proceeds less the amount of the deemed dividend arising on the redemption. The Shareholder generally will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the redemption, exceed (or are less than) the aggregate adjusted cost base to the Shareholder of the Exchangeable Share and Ancillary Rights. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Exchangeable Shares, including any dividend that is deemed to be received by the Shareholder on the redemption, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" above.

The cost to a Shareholder of Trust Units received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of such Trust Units at that time. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Shareholder as capital property to determine the adjusted cost base to the Shareholder of each Trust Unit.

*Ancillary Rights and Call Rights*

A Shareholder who has received Exchangeable Shares will be required to determine the fair market value of the Ancillary Rights and Call Rights on a reasonable basis for purposes of the Tax Act in computing:

(a) the proceeds of disposition of the Shareholder's Common Shares pursuant to the Arrangement;

(b) the Elected Amount in any election by the Shareholder under section 85 of the Tax Act;

(c) the cost to the Shareholder of the Exchangeable Shares and Ancillary Rights received by the Shareholder pursuant to the Arrangement; and

(d) the Shareholder's proceeds of disposition in respect of the grant of the Call Rights by the Shareholder.

Storm is of the view and has advised counsel that the Ancillary Rights and the Call Rights have nominal value. If that view is correct, a Shareholder's receipt or grant of such rights will not result in any material Canadian federal income tax consequences. However, such determinations of value are not binding on the CCRA, and Counsel can express no opinion on factual matters such as this.

If the CCRA were to successfully assert that the Ancillary Rights have more than nominal value, such greater value would be required to be taken into account in determining the proceeds of disposition of the Shareholder's Common Shares, the proceeds of disposition deemed to be received by the Shareholder in respect of the grant of the Call Rights by the Shareholder, the Elected Amount in any election under section 85 of the Tax Act and the adjusted cost base to the Shareholder of the Exchangeable Shares. If the CCRA successfully asserts that the Call Rights have more than nominal value, the Shareholder may realize a capital gain in respect of the granting of the Call Rights equal to the amount of such greater value. In such case, in general terms, the fair market value of the Call Rights (other than the portion thereof, if any, attributable to the grant of the Ancillary Rights) will be included in computing the adjusted cost base of the Exchangeable Shares to the Shareholder.

*Status of the Trust*

The Trust qualifies as a "unit trust" as defined in the Tax Act, and this summary assumes that the Trust will also qualify on the Effective Date, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust:

(a) the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or an interest in real property) that is capital property of the Trust, or any combination of these activities;

(b) the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units. In this regard, there must be at least 150 Unitholders, each of whom owns not less than one "block" of Trust Units having a fair market value of not less than $500. A "block" of Trust Units means 100 Trust Units if the fair market value of one Trust Unit is less than $25; and

(c) the Trust cannot reasonably be considered to have been established or maintained primarily for the benefit of non-residents of Canada under the Tax Act.

The Trust has certain restrictions on its activities and its powers and certain restrictions against non-resident Unitholders, such that it is reasonable to expect that these requirements will be satisfied. Storm has advised Counsel that the Trust intends to elect to be deemed to be a mutual fund trust from the time it was established. If the Trust were not to qualify as a mutual fund trust at any particular time, the income tax considerations would be materially different in certain respects from those described herein.

Provided that the Trust maintains its status as a mutual fund trust under the Tax Act, the Trust Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively "Exempt Plans"). Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans which would have adverse tax consequences to Exempt Plans and their annuitants or beneficiaries.

If the Trust ceases to qualify as a mutual fund trust, the Trust may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse tax consequences for certain Unitholders.

Storm has advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property held by the Trust. Accordingly, based on this advice, the Trust Units will not constitute foreign property as of the time of their issue for Exempt Plans (other than registered education savings plans) or other persons subject to the tax on foreign property under Part XI of the Tax Act, provided that the Trust is a mutual fund trust at such time. Registered education savings plans are not subject to the tax on foreign property under Part XI of the Tax Act.

*Taxation of the Trust*

The Trust is subject to tax in each taxation year on its income or loss for the year, computed as though it were a separate individual resident in Canada. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year (i) all interest on the Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year and (ii) all dividends received on the shares of AmalgamationCo unless appropriate designations are made by the Trust that will deem such dividends to have been received by Unitholders and not to have been received by the Trust.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units on a five-year, straight-line basis. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. Under the Trust Indenture, net income of the Trust for each year will be paid or made payable by way of cash distributions to the Unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of additional Trust Units ("Reinvested Trust Units"). Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability on net realized capital gains for such taxation year.

For purposes of the Tax Act, the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

*Taxation of Unitholders*

Income from Trust Units

The income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units.

Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains and taxable dividends from AmalgamationCo as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for

purposes of the Tax Act. Such dividends will be subject, inter alia, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net taxable capital gains may increase an individual Unitholder's liability for alternative minimum tax.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in a year will generally not be included in the Unitholder's income for the year. However, a Unitholder is required to reduce the adjusted cost base of the Trust Units held by such Unitholder by each amount payable to the Unitholder otherwise than as proceeds of disposition of Trust Units (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Cost of Trust Units

The cost to a Unitholder of a Trust Unit received under the Arrangement will be the fair market value thereof at the time of receipt. Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have an acquisition cost equal to the amount of such income, and this acquisition cost must be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property in order to determine the respective adjusted cost base of each Trust Unit.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition.

A redemption of Trust Units in consideration for cash or Redemption Notes or Notes distributed to the Unitholder in satisfaction of the Market Redemption Price, as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to the cash or the fair market value of the Redemption Notes or the adjusted cost base to the Trust of the Notes so distributed, as the case may be. Redeeming Unitholders will consequently realize a capital gain (or capital loss), depending upon whether the proceeds of disposition received exceed (or are exceeded by) the adjusted cost base of the Trust Units so redeemed. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

A capital gain (or capital loss) realized by a Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of the Unitholder will generally be treated as described above under the subheading "Taxation of Capital Gains and Capital Losses".

Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of $6\,^{2}/_{3}\%$ on certain investment income, including income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Trust Units.

A Note or Redemption Note received as a result of a redemption of Trust Units may not be a qualified investment for an Exempt Plan, which could give rise to adverse consequences to the Exempt Plan or the annuitant or beneficiary thereunder. Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise their right to redeem Trust Units.

The cost of any Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Note at the time of the distribution less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note (including interest that had accrued to the date of the acquisition of the Note by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note, an offsetting deduction will be available.

*Non-Residents of Canada*

This portion of the summary is applicable to a Shareholder who, for the purposes of the Tax Act, and at all relevant times is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Common Shares, ExploreCo Shares or Trust Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

A Non-Resident Holder will be subject to taxation in Canada in respect of a disposition of Common Shares, ExploreCo Shares or Trust Units only to the extent such securities constitute "taxable Canadian property" and the Non-Resident Holder is not afforded relief under an applicable tax treaty.

Common Shares and ExploreCo Shares will normally not be taxable Canadian property at a particular time provided that (i) such shares are listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of the corporation at any time during the 60-month period preceding the particular time and (ii) such shares are not otherwise deemed to be taxable Canadian property.

Trust Units will normally not be taxable Canadian property at a particular time provided that (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued Trust Units at any time during the 60-month period preceding the particular time; (ii) the Trust is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property.

A Non-Resident Holder of Common Shares that are not taxable Canadian property will not be subject to tax under the Tax Act on the exchange of the Common Shares for a combination of Trust Units and ExploreCo Shares. Provided the ExploreCo Shares and Trust Units are not taxable Canadian property to the Non-Resident Holder, the Non-Resident will not be subject to tax under the Tax Act on the disposition of them.

A Non-Resident Holder whose Common Shares constitute taxable Canadian property generally will realize a capital gain (or capital loss) on the exchange of Common Shares for a combination of Trust Units and ExploreCo Shares in the same manner as a Shareholder resident in Canada who exchanges Common Shares for such consideration, as described above under the heading "Residents of Canada". In the event that the ExploreCo Shares constitute taxable Canadian property to a Non-Resident Holder, the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Residents of Canada".

Where the Trust makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income (excluding capital gains) paid or credited by the Trust to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax convention.

Dividends paid or credited by ExploreCo to a Non-Resident holder will be subject to Canadian non-resident withholding tax at the rate of 25%, subject to reduction of such rate under an applicable income tax convention.

In the event that a Non-Resident Holder's Trust Units constitute taxable Canadian property, the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Residents of Canada". A Non-Resident Holder is required to file a Canadian income tax return if such Non-Resident Holder disposes of taxable Canadian property or realizes a capital gain on the disposition of any other capital property in connection with the Arrangement.

In certain cases where a Non-Resident Holder realizes a capital gain from the disposition of Common Shares, ExploreCo Shares or Trust Units that constitute taxable Canadian property to such Non-Resident Holder, it is possible that any such capital gain may be exempt from tax for the purposes of the Tax Act by virtue of the provisions of an income tax convention between Canada and the country of residence of the Non-Resident Holder. Conversely, the amount of any capital loss resulting from the disposition of Common Shares , ExploreCo Shares or Trust Units may not be deductible against capital gains of the Non-Resident Holder for the purposes of the Tax Act by virtue of the provisions of such income tax convention. In any event, Non-Resident Holders are advised to consult with their tax advisors in this regard.

**Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.**

*Dissenting Shareholders*

Both resident and Non-Resident Shareholders are permitted to dissent from the Arrangement. Under the Arrangement, a Dissenting Shareholder will be entitled to be paid by Storm the fair market value of the Common Shares held by such Shareholder determined as of the appropriate date. See "Right to Dissent". Such Shareholder may be deemed to have realized a dividend to the extent that the proceeds of disposition exceed the paid-up capital of the Common Shares and a capital gain (or capital loss) to the extent that the proceeds of disposition less the deemed dividend exceed (or are less than) the adjusted cost base of the Common Shares to the Shareholder immediately before payment of the fair market value of the Common Shares. In the case of a Dissenting Shareholder that is a corporation, the entire consideration received may be viewed as the proceeds of disposition of such Shareholder's Common Shares, with a resulting capital gain (or capital loss) computed as described above. See "*Taxation of Capital Gains and Capital Losses*" above. Any dividend deemed to be received by a Non-Resident Dissenting Shareholder will be subject to Canadian non-resident withholding tax as described above. Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting Shareholders should consult with their own tax advisors. The tax treatment of Dissenting Optionholders is as described below under the heading "*Optionholders*".

*Optionholders*

This portion of the summary is applicable to Optionholders who at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention; (i) are resident or deemed to be resident in Canada; (ii) are current or former employees, officers or directors of Storm; and (iii) received the options from Storm in respect of, in the course of, or by virtue of their positions as employees, officers or directors of Storm and who deal at arm's length with Storm ("Employment Optionholders").

On the exchange of an Option for cash, an Employment Optionholder will be deemed to receive a benefit equal to the amount of such cash, minus the amount if any paid by the Employment Optionholder to acquire the Option. The amount of such benefit is required to be included in the income of the Employment Optionholder for the year of the exchange. The Employment Optionholder should generally receive a deduction in computing taxable income equal to one-half of such employment benefit, provided that (i) the Common Shares that would have been issued under the terms of the Option would have been prescribed shares if issued at the time of the exchange; (ii) at the time that the agreement in respect of the issue of the Option was made, (A) the amount payable under the Option for the Common Shares was not less than the amount by which the fair market value of such shares at the time that the Option was granted exceeded any amount paid by Employment Optionholder to acquire the Option; and (B) the Employment Optionholder was dealing at arm's length with Storm and with any other person that did not deal at arm's length with Storm. There is uncertainty as to whether the prescribed share requirement referred to in (i) above would be met. Employment Optionholders are advised to consult their own tax advisors in light of their particular circumstances.

**Rights of Dissent**

The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Securityholder's Securities and is qualified in its entirety by the reference to the full text of the Interim Order which is attached to this Information Circular as Appendix B and the text of section 191 of the ABCA which is attached to this Information Circular as Appendix O. Pursuant to the Interim Order, dissenting Optionholders are given rights analogous to rights of dissenting Shareholders under the ABCA. A Securityholder who intends to exercise his right of dissent and appraisal should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Securityholder is entitled, in addition to any other rights he may have, to dissent and to be paid by Storm the fair value of the Securities held by him in respect of which he dissents, determined as of the close of business on the last business day before the Meeting. A Securityholder may dissent only with respect to all of the Securities held by him or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. **Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such securities is entitled to dissent. Accordingly, a beneficial owner of Securities desiring to exercise his right of dissent must make arrangements for the Securities beneficially owned by him to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received by Storm or, alternatively, make arrangements for the registered holder of his Securities to dissent on his behalf.**

**A Dissenting Securityholder must send to Storm a written objection to the Arrangement Resolution, which written objection must be received by Storm, Attention: Corporate Secretary, at the head office of Storm, Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7, before the Meeting or by the Chairman of the Meeting at the Meeting. No Securityholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.** An application may be made to the Court by Storm or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Securities. If such an application to the Court is made by either Storm or a Dissenting Securityholder, Storm must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay him an amount considered by the board of directors to be the fair value of the Securities held by such Dissenting Securityholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Storm is the applicant, or within 10 days after Storm is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Storm for the purchase of his Securities by Storm in the amount of Storm's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Storm and in favour of each of those Dissenting Securityholders, and fixing the time within which Storm must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder until the date of payment.

As part of the Arrangement, the Common Shares held by Dissenting Securityholders will be cancelled prior to the amalgamation of Storm and AcquisitionCo and such Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such Securityholder's Securities in the amount agreed to between Storm and the Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Securityholder may withdraw his dissent, or Storm may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

Storm shall not make a payment to a Dissenting Securityholder under section 191 if there are reasonable grounds for believing that Storm is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Storm would thereby be less than the aggregate of its liabilities. In such event, Storm shall notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Securities in which case the Dissenting Securityholder may, by written notice to Storm within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against Storm to be paid as soon as Storm is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to Securityholders of Storm.

All Securities held by Securityholders who exercise their right of dissent will, if the Holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Storm in exchange for such fair value as of the Effective Date. If such Securityholders ultimately are not so entitled to be paid the fair value therefor, such Securities will be changed into ExploreCo Shares and Trust Units and such Securityholders will be issued ExploreCo Shares and Trust Units on the same basis as all other Securityholders pursuant to the Arrangement.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligation of Storm, ExploreCo, AcquisitionCo and the Trust to complete the Arrangement, that there shall not, as of the Effective Date, be Holders of Securities that hold in excess of 5% of all Securities, that have validly exercised their rights of dissent under the ABCA and the Interim Order.

**Interests of Certain Persons in the Arrangement**

Directors and senior officers of Storm own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 7,917,354 (approximately 26.4%) Common Shares on a fully diluted basis.

The management of Storm understands that each of the directors and officers presently intends to vote the Securities owned or controlled by them in favour of the Arrangement Resolution proposed to be considered at the Meeting.

Holders of an aggregate of 7,054,854 Common Shares and 862,500 Options (including all of the directors and officers of Storm) representing 25.3% of the outstanding Common Shares and 42.2% of the outstanding Options, respectively, have signed a letter agreement pursuant to which each has agreed to vote all of the Common Shares and Options beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

Storm has retained CIBC World Markets Inc., FirstEnergy Capital Corp., J.F. Mackie & Company and TD Securities Inc. to be financial advisors to Storm and its board of directors with respect to the Arrangement. Each of these advisors has received and will receive fees from Storm for services rendered.

**Expenses of the Arrangement**

The estimated costs to be incurred by Storm relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to aggregate $2,000,000.

**Stock Exchange Listings**

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the ExploreCo Shares and the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date. In addition, the parties to the Arrangement Agreement have agreed to use reasonable commercial efforts to obtain the approval of the TSX to the listing of the Exchangeable Shares, subject to meeting the minimum listing requirements of the TSX including, without limitation, the requirements of the TSX in respect of the

distribution of the Exchangeable Shares. Such conditional approvals have been obtained from the TSX subject to the requirements of such exchange which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

**Securities Law Matters**

The ExploreCo Shares, Trust Units and Exchangeable Shares to be issued in exchange for Securities pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and ExploreCo Shares, the Trust Units and the Exchangeable Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

Applications will also be made so as to relieve AmalgamationCo from some of the continuous disclosure requirements normally associated with being a "reporting issuer" under applicable securities legislation.

The ExploreCo Shares, the ExploreCo Share Consideration, the Trust Units, the Trust Unit Consideration and the Exchangeable Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption from registration provided by section 3(a)(10) of the 1933 Act. ExploreCo Shares, Trust Units and Exchangeable Shares issued to a former Shareholder who is not an "affiliate" of Storm immediately before the Arrangement, and is not an "affiliate" of ExploreCo, AmalgamationCo or the Trust immediately after the Arrangement, may be resold in the United States without restriction under the 1933 Act. Former Shareholders who are affiliates of Storm prior to the Arrangement, or affiliates of ExploreCo, AmalgamationCo or the Trust after the Arrangement may not re-sell their ExploreCo Shares, Exchangeable Shares or Trust Units in the United States without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an "affiliate" of Storm, ExploreCo, AmalgamationCo or the Trust is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Storm, ExploreCo, AmalgamationCo or the Trust, as the case may be. Shareholders are urged to consult their legal advisors prior to disposing of ExploreCo Shares, Exchangeable Shares or Trust Units outside Canada to determine the extent of all applicable resale provisions.

**Legal Matters**

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by McCarthy Tétrault LLP, on behalf of Storm. As at July 16, 2002, the partners and associates of McCarthy Tétrault LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

## INFORMATION CONCERNING EXPLORECO

ExploreCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, and is the primary vehicle through which Shareholders will continue to be able to participate in a junior oil and gas exploration and development company focused on high levels of growth through reinvestment of cash flows. As part of the Arrangement, certain of the assets of Storm, including all of Storm's exploration assets, will be transferred into ExploreCo and the ExploreCo Shares will be distributed to Shareholders. The head and principal office of ExploreCo is located at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7 and its registered office is located at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

ExploreCo will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. The ExploreCo Shares to be issued in connection with the Arrangement have been conditionally approved for listing on the TSX subject to the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Listing will be subject to ExploreCo fulfilling all of the requirements of the TSX. See "*The Arrangement - Stock Exchange Listings*".

The directors and officers of ExploreCo are the current directors and officers of Storm. See Appendix H, "*Information Concerning ExploreCo - Directors and Officers*" for information respecting the principal occupations and experience and qualifications of such directors and officers.

Reference is made to Appendix H, " *Information Concerning ExploreCo*" for a detailed description of ExploreCo and its assets.

## INFORMATION CONCERNING THE TRUST

The Trust is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.

Trust Unitholders will be the sole beneficiaries of the Trust. Valiant Trust Company is the initial trustee of the Trust. The Trust will not be managed by a third party manager. Following the completion of the Arrangement, the Trust and AmalgamationCo will be managed by the management of AmalgamationCo.

The Trust will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. The Trust Units to be issued in connection with the Arrangement have been conditionally approved for listing on the TSX subject to the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Listing will be subject to the Trust fulfilling all of the requirements of the TSX. See "*The Arrangement - Stock Exchange Listings*".

Reference is made to Appendix I, "*Information Concerning the Trust*" for a description of the Trust and its securities.

## INFORMATION CONCERNING ACQUISITIONCO

AcquisitionCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the Exchangeable Shares and the Notes required for implementing the Arrangement. The head and principal office of AcquisitionCo is located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7 and its registered office is located at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

The Trust owns all of the issued and outstanding common shares in the capital of AcquisitionCo. As part of the Arrangement, AcquisitionCo will amalgamate with Storm to form AmalgamationCo. See Appendix J, "*Information Concerning AmalgamationCo - Directors and Officers*" for information respecting the principal occupations and experience and qualifications of the directors and officers of AcquisitionCo.

## INFORMATION CONCERNING AMALGAMATIONCO

AmalgamationCo will be the resultant corporation from the amalgamation of Storm and AcquisitionCo pursuant to the provisions of the ABCA.

The head and principal office of AmalgamationCo will be located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7 and its registered office will be located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9. AmalgamationCo will have a board of directors comprised of not more than nine nor less than three members. Initially, AmalgamationCo will have a board of directors comprised of five persons. See Appendix J, "*Information Concerning AmalgamationCo - Directors and Officers*" for information respecting the principal occupations and experience and qualifications of the initial directors and officers of AmalgamationCo. Trust Unitholders will be entitled to elect the board of directors of AmalgamationCo.

AmalgamationCo will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Application will be made to the securities regulatory authorities for exemptions from those reporting requirements. Instead of complying with those reporting requirements (which would include filing separate financial statements for AmalgamationCo), AmalgamationCo will provide holders of Exchangeable Shares with the documents filed by the Trust pursuant to the informational reporting requirements to which the Trust is subject under applicable Canadian securities laws. The Exchangeable Shares to be issued in connection with the Arrangement have been conditionally approved for listing on the TSX subject to the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

Reference is made to Appendix J, "*Information Concerning AmalgamationCo*" for a detailed description of AmalgamationCo and its assets.

## INFORMATION CONCERNING STORM

Storm is a corporation amalgamated and subsisting pursuant to the provisions of the ABCA. Storm is actively engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in the Provinces of Alberta and British Columbia. Storm is a reporting issuer or the equivalent thereof in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec and its Common Shares are listed and posted for trading on the TSX.

Storm's registered office is at 1000, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9, and its head and principal office at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.

Reference is made to Appendix K, "*Information Concerning Storm Energy Inc.*" for a detailed description of Storm and its assets.

## OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING

**Under the terms of the Interim Order, votes cast by Shareholders at the Meeting will be deemed to be votes by (i) holders of ExploreCo Shares at a meeting of the holders of ExploreCo Shares as it relates to the section "*Approval of the ExploreCo Stock Option Plan*", (ii) Trust Unitholders at a meeting of the Unitholders as it relates to the section "*Approval of the Trust Unit Rights Incentive Plan*" and (iii) Trust Unitholders at a meeting of the Unitholders as it relates to the section "*Approval of the AmalgamationCo Executive Bonus Plan*"**

### Approval of the ExploreCo Stock Option Plan

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the adoption by ExploreCo of a stock option plan (the "ExploreCo Stock Option Plan") which will authorize the ExploreCo board of directors to issue stock options to directors, officers, employees or other service providers of ExploreCo and its Subsidiaries. A copy of the ExploreCo Stock Option Plan is set out in Appendix L to this Information Circular. The proposed ExploreCo Stock Option Plan is substantially the same as Storm's existing stock option plan and is in accordance with the TSX's policies on listed company share incentive arrangements. Initially, the ExploreCo Stock Option Plan will authorize ExploreCo's board of directors to issue a total of 3,000,000 stock options to purchase common shares of ExploreCo. The number of ExploreCo Shares reserved from time to time for options may not be more than 10% of the aggregate number of then issued and outstanding ExploreCo Shares.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the adoption of the ExploreCo Stock Option Plan:

> "BE IT RESOLVED, as of the Effective Date, as an ordinary resolution of the shareholders of the Corporation that the ExploreCo Stock Option Plan, as more particularly described in Storm Energy Inc.'s Information Circular and Proxy Statement dated July 16, 2002, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the ExploreCo Stock Option Plan.

Holders of an aggregate of 7,054,854 Common Shares and 862,500 Options (including all of the directors and officers of Storm) representing 25.3% of the outstanding Common Shares and 42.2% of the outstanding Options, respectively, have signed a letter agreement pursuant to which each has agreed to vote all of the Common Shares and Options beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

### Approval of the Trust Unit Rights Incentive Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the adoption by the Trust of a trust unit rights incentive plan (the "Unit Rights Incentive Plan") which will authorize the Trust to grant rights ("Rights") to purchase Trust Units to directors, officers, consultants, employees or other service providers (collectively "Service Providers") of the Trust and any of its Subsidiaries, including AmalgamationCo.

Under the Unit Rights Incentive Plan, a maximum of 1,500,000 Trust Units will be set aside and reserved for the granting of Rights, subject to the approval of the TSX. Unless otherwise approved by the TSX and the Unitholders, the number of Trust Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Trust Units and including the number of Trust Units which may be issued on the exchange of the outstanding Exchangeable Shares, which may be converted into Trust Units (collectively, the "Total Units"). Rights to purchase Trust Units may be granted to Service Providers of the Trust and any of its Subsidiaries, including AmalgamationCo, from time to time by the board of directors of AmalgamationCo, at its sole discretion, provided that the aggregate number of Rights granted to any single holder of Rights shall not exceed 1% of the Total Units.

The term of a Right and vesting provisions may be exercised during a period (the "Exercise Period") not exceeding five (5) years from the date upon which the Right was granted (the "Grant Date"), and any Rights granted shall vest pursuant to vesting schedules determined by the board of directors of AmalgamationCo in its sole discretion. Subject to regulatory approval, the grant price ("Grant Price") per Right shall be equal to the weighted average of the per Unit closing price of Trust Units on the TSX on the five (5) trading days immediately preceding the Grant Date. The exercise price ("Exercise Price") per Right shall be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

The Unit Rights Incentive Plan will be administered by the board of directors of AmalgamationCo and may only be amended, modified or terminated by the board with the approval of the TSX. The board may establish a minimum Exercise Price and vary the vesting and expiry periods under the Unit Rights Incentive Plan provided that the Exercise Period shall not exceed five (5) years. Rights are exercisable only during the term of employment or service of a Service Provider and following any Service Provider's cessation of employment or service, the Service Provider will have a period of time in which to exercise the portions of any outstanding Rights which have vested in such holder of Right, and at the end of such period, any vested Rights which have not been exercised shall terminate and become null and void. In the event of any consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Units during any Exercise Period, the outstanding Rights and the Exercise Price shall be adjusted accordingly. In the event of a change in control, as defined in the Unit Rights Incentive Plan, of the Trust or AmalgamationCo, the vesting provisions shall be accelerated and all unexercised Rights may be exercised on the effective date of such change of control.

The Unit Rights Incentive Plan is subject to the approval of the TSX and no Rights which are granted prior to the receipt of such approval may be exercised until such approval has been received.

At the Meeting, the Securityholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the adoption of the Unit Rights Incentive Plan for AmalgamationCo:

> "BE IT RESOLVED, as of the Effective Date, as an ordinary resolution of the unitholders of the Trust that the Unit Rights Incentive Plan, as more particularly described in Storm Energy Inc.'s Information Circular and Proxy Statement dated July 16, 2002, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders voting in person or by proxy at the Meeting. In addition, pursuant to the requirements of the TSX, the foregoing resolution must be approved by a simple majority of the votes cast at the Meeting by Shareholders voting in person or by proxy other than the votes attaching to securities beneficially owned by insiders to whom Rights may be issued pursuant to the Unit Rights Incentive Plan and their associates. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the Unit Rights Incentive Plan.

Holders of an aggregate of 7,054,854 Common Shares and 862,500 Options (including all of the directors and officers of Storm) representing 25.3% of the outstanding Common Shares and 42.2% of the outstanding Options, respectively, have signed a letter agreement pursuant to which each has agreed to vote all of the Common Shares and Options beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

**Approval of the AmalgamationCo Executive Bonus Plan**

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the adoption of an executive bonus plan for AmalgamationCo (the "Executive Bonus Plan"). The principal purpose of the Executive Bonus Plan is to advance the interests of the Trust and its subsidiaries by providing for bonuses for key employees of AmalgamationCo and its subsidiaries who are designated as participants thereunder. The goal in implementing the Executive Bonus Plan is to attract and retain such key employees, make their compensation competitive with other opportunities, provide them with an incentive to strive to achieve the financial and business objectives of the Trust and the Managed Entities (including AmalgamationCo), and align their interests with those of the Unitholders by paying bonuses half in Trust Units and half in cash.

The Executive Bonus Plan will be administered by the Chief Executive Officer of AmalgamationCo, who will select the participants in the Executive Bonus Plan from among key employees of AmalgamationCo and its subsidiaries and will allocate participation points to each such participant. Under the Executive Bonus Plan, each participant is entitled to receive a monthly bonus equal to such participant's pro rata participation points multiplied by: (i) with respect to the first $2 million paid out in any calendar year pursuant to the Executive Bonus Plan, an amount equal to 2.5% of net production revenue for the Managed Entities (including the Trust and AmalgamationCo); and (ii) 2.0% of such net production revenue thereafter. The payment for any plan year shall be made 50% in cash and 50% in Trust Units. In the event of a change of control, AmalgamationCo shall terminate the Executive Bonus Plan and pay each participant a final bonus equal to the participant's pro rata participation points multiplied by the change of control payout amount (the lesser of 1.5 times the monthly bonus amount paid in each of the 12 months prior to the date of the change of control or an aggregate of $3 million). The Executive Bonus Plan will terminate on August 31, 2007, unless otherwise extended. A copy of the Executive Bonus Plan is set out in Appendix N to this Information Circular.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the adoption of the Executive Bonus Plan for AmalgamationCo:

> "BE IT RESOLVED, as of the Effective Date, as an ordinary resolution of Unitholders of the Trust that the Executive Bonus Plan, as more particularly described in Storm Energy Inc.'s Information Circular and Proxy Statement dated July 16, 2002, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the Executive Bonus Plan.

Holders of an aggregate of 7,054,854 Common Shares and 862,500 Options (including all of the directors and officers of Storm) representing 25.3% of the outstanding Common Shares and 42.2% of the outstanding Options, respectively, have signed a letter agreement pursuant to which each has agreed to vote all of the Common Shares and Options beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

## GENERAL PROXY MATTERS

**Solicitation of Proxies**

**This Information Circular is furnished in connection with the solicitation of proxies by the management of Storm to be used at the Meeting.** Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Storm who will be specifically remunerated therefor. All costs of the solicitation will be borne by Storm. Storm has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Securityholders and to solicit proxies in favour of the Arrangement Resolution. Storm may however do so, and if it does, it expects that the costs in respect of such services will not exceed $200,000, which amount would be paid by Storm.

**Appointment and Revocation of Proxies**

Accompanying this Information Circular are, in the case of Holders of Common Shares, a form of proxy printed on GREEN paper and in the case of Holders of Options, a form of proxy printed on WHITE paper for use at the Meeting.

The Persons named in the enclosed forms of proxy are directors or officers of Storm. **A Securityholder desiring to appoint a Person (who need not be a Securityholder) to represent such Securityholder at a Meeting other than the Persons designated in the accompanying forms of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2.** A form of proxy must be received by Valiant Trust Company at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant Trust Company on or before the last business day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The board of directors have fixed the record date for the Meeting as at the close of business on July 8, 2002. Securityholders of Storm of record as at the Record Date are entitled to receive notice of to attend and to vote at the Meeting, except to the extent a Holder of Common Shares transfers any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Holders of Common Shares entitled to vote, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

**Signature of Proxy**

The form of proxy must be executed by the Securityholder or his attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Storm).

**Voting of Proxies**

The Persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. **In the absence of such direction, such Securities will be voted FOR the approval of the Arrangement Resolution.**

**Exercise of Discretion of Proxy**

**The enclosed forms of proxy confer discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Storm knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.**

**Voting Securities and Principal Holders Thereof**

As at July 8, 2002, 27,917,758 Common Shares were issued and outstanding and Options to purchase 2,045,000 Common Shares were outstanding. For information respecting the principal holders of Common Shares please see Appendix K, "*Information Concerning Storm Energy Inc. - Principal Shareholders*".

**Procedure and Votes Required**

*Arrangement Resolution*

The Interim Order provides that each Holder of Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting. In addition, the Interim Order provides that each Holder of Securities issued by Storm after the Record Date and prior to the date of the Meeting will be entitled to receive notice

of and to vote at the Meeting. Each such Securityholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Pursuant to the Interim Order:

(a) each Shareholder will be entitled to one vote for each Common Share held and each Optionholder will be entitled to one vote for each Common Share obtainable upon the exercise of such Options;

(b) the majority required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Meeting by each of the Shareholders and Optionholders, voting separately as a class;

(c) the quorum at the Meeting of the Shareholders and Optionholders will, in each case, be two persons present in person or by proxy and holding or representing not less than 10% of the Securities entitled to be voted at such Meeting;

(d) if no quorum of both Shareholders and Optionholders is present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a business day and, if such day is a non-business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two, shall be a quorum for all purposes.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 16th day of July, 2002.

| "*Matthew J. Brister*" | "*Donald G. McLean*" |
|---|---|
| Matthew J. Brister<br>President and<br>Chief Executive Officer | Donald G. McLean<br>Vice-President Finance and<br>Chief Financial Officer |

APPENDIX A

ARRANGEMENT RESOLUTION

## ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. the Arrangement under section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Appendix C to the Information Circular and Proxy Statement dated July 16, 2002 accompanying the notice of this meeting (the "Information Circular") is hereby approved and authorized;

2. the Arrangement Agreement dated July 16, 2002 among Storm Energy Inc. ("Storm"), Storm Energy Ltd., FET Resources Ltd. and Focus Energy Trust, a copy of which is attached as Appendix C to the Information Circular accompanying the notice of this meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Storm may, without further notice to or approval of the holders of Common Shares or the holders of Options, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of Storm is hereby authorized, for and on behalf of Storm, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

APPENDIX B

INTERIM ORDER

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED;

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING STORM ENERGY INC., STORM ENERGY LTD., FET RESOURCES LTD., FOCUS ENERGY TRUST AND THE SECURITYHOLDERS OF STORM ENERGY INC.

| | | |
|---|---|---|
| BEFORE THE HONOURABLE<br>JUSTICE PETER M. CLARK<br>IN CHAMBERS | )<br>)<br>) | AT THE COURT HOUSE, AT CALGARY, ALBERTA, ON THE 16th DAY OF JULY, 2002. |

AMENDED INTERIM ORDER

UPON the Petition of Storm Energy Inc. ("Storm");

AND UPON reading the Petition and the Affidavit of Matthew J. Brister, filed;

AND UPON hearing counsel for Storm;

AND UPON noting the consent of counsel for Storm Energy Ltd. ("ExploreCo"), FET Resources Ltd. ("AcquisitionCo") and Focus Energy Trust (the "Trust");

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the "ABCA") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular and Proxy Statement of Storm (the "Information Circular"), which is attached as Exhibit "A" to the Affidavit of Matthew J. Brister sworn July 16, 2002 (the "Affidavit"); and

(b) all references to "Arrangement" used herein mean the arrangement as described in the Affidavit and in the form attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS ORDERED THAT:

**General**

1. Storm shall seek approval of the Arrangement by holders of its common shares ("Shareholders") and the holders of options to acquire its common shares ("Optionholders") (collectively the "Securityholders") in the manner set forth below.

**Shareholders and Optionholders' Meeting**

2. Storm shall call and conduct a meeting (the "Meeting") of the Shareholders and the Optionholders for the purpose of considering and voting on the resolution approving the Arrangement (the "Arrangement Resolution").

3. A quorum at the Meeting of the Shareholders and Optionholders shall in each case be two persons present in person, each being a Shareholder or Optionholder, as applicable, entitled to vote thereat or a duly appointed proxyholder for an absent Shareholder or Optionholder. In each case, these persons must hold or represent by proxy not less than ten percent (10%) of the outstanding Common Shares or Options, as applicable, entitled to vote at the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum of both Shareholders and Optionholders is not present, the Meeting shall be adjourned to the same day in the next week if a business day, and, if not a business day, to the next business day following one week after the day appointed for the Meeting, at the same time and place. If at such adjourned meeting a quorum is not present, the Optionholders and Shareholders, present, if at least two in each case, shall be a quorum for all purposes

4. Each Common Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the resolutions of the Shareholders. Each Option entitled the vote at the Meeting will entitle the holder to one vote at the Meeting in respect of the resolutions of the Optionholders. The board of directors of Storm have fixed a record date for the Meeting of July 8, 2002 (the "Record Date"). Only Securityholders whose names have been entered in the register of Common Shares or Options on the close of business on the Record Date and holders of Common Shares or Options issued by Storm after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, subject to section 137 of the ABCA with respect to transferees of Common Shares after the Record Date.

**Conduct of Meeting**

5. The Chairman of the Meeting shall be any officer or director of Storm.

6. The only persons entitled to attend and speak at the Meeting shall be, respectively, the Shareholders or their authorized representatives, the Optionholders or their authorized representatives, Storm's directors and officers and its auditors, and the Executive Director. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceeding taken at the Meeting.

7. The majority required to pass the Arrangement Resolution shall be, subject to further order of this Court, not less than two-thirds of the aggregate votes cast by the Shareholders and not less than two-thirds of the aggregate votes cast by the Optionholders in person or by proxy at the Meeting. The Optionholders and the Shareholders shall each vote separately as separate classes of Securityholders.

8. To be valid a proxy must be deposited with Storm in the manner described in the Information Circular.

**Dissent Rights**

9. The registered holders of Common Shares are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution. The registered holders of Options shall be accorded a right of dissent analogous to a right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

10. In order to exercise a right of dissent under subsection 191(5) of the ABCA, a written objection to the Arrangement Resolution must be received by Storm at or before the Meeting, or by the Chairman of the Meeting at the Meeting. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Securityholders.

11. Subject to further order of this Court, the rights available to the Shareholders and Optionholders under the ABCA and the Arrangement to dissent from such resolution shall constitute full and sufficient rights of dissent for the Shareholders and Optionholders with respect to the Arrangement Resolution.

12. Notice to the Shareholders and Optionholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Common Shares or Options shall be given by including information with respect to this right in the Information Circular to be sent to Shareholders and Optionholders in accordance with paragraph 13 of this Order.

**Notice**

13. An Information Circular, substantially as attached as Exhibit "A" to the Affidavit, shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Securityholders at the address for such holders recorded in the records of Storm. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

14. An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Meeting.

15. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Securityholders and the Executive Director of:

    (a) the Petition;

    (b) this Order;

    (c) the Notice of the Meeting; and

    (d) the notice of the application for the Order approving of the Arrangement on August 21, 2002;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Storm may consider fit.

**Final Application**

16. Subject to further Order of this Court and provided that the Securityholders have approved the Arrangement and the directors of Storm have not revoked that approval, Storm may proceed with an application for approval of the Arrangement and the Final Order on August 21, 2002 at 9:00 a.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Securityholders, Storm, ExploreCo, AcquisitionCo and the Trust will be bound by the Arrangement in accordance with its terms.

17. Any Securityholder or any other interested party (collectively, "Interested Party") desiring to appear and make submissions at the application for the Final Order on August 21, 2002 is required to file with this Court and serve, upon Storm, on or before noon on August 20, 2002, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Storm shall be effected by service upon the solicitors for Storm, McCarthy Tétrault LLP, Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Richard F. McHardy.

18. In the event that the application for the Final Order on August 21, 2002 is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 17 of this Order, shall have notice of the adjourned date.

**Leave to Vary Interim Order**

19. Storm is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"*Peter M. Clark*"

J.C.Q.B.A.

ENTERED at Calgary, Alberta,
July 16, 2002.

"*James McLaughlin*"

Clerk of the Court

APPENDIX C

ARRANGEMENT AGREEMENT

## ARRANGEMENT AGREEMENT

July 16, 2002

**AMONG:**

**STORM ENERGY INC.**, a corporation incorporated under the laws of Alberta ("**Storm**")

- and -

**STORM ENERGY LTD.**, a corporation incorporated under the laws of Alberta ("**ExploreCo**")

- and -

**FET RESOURCES LTD.**, a corporation incorporated under the laws of Alberta ("**AcquisitionCo**")

- and -

**VALIANT TRUST COMPANY**, a trust company incorporated under the laws of Alberta with offices in Calgary, Alberta as trustee for and on behalf of **FOCUS ENERGY TRUST**, a trust settled pursuant to the laws of Alberta (the "**Trust**")

**Recitals**

A. Storm wishes to propose an arrangement with ExploreCo, AcquisitionCo, and the Trust and with holders of securities of Storm in order to reorganize its affairs and therefore wishes to carry out certain transactions on the basis hereinafter set forth; and

B. Each of the parties to this Agreement has agreed to participate in the Arrangement.

**The parties agree as follows:**

### ARTICLE 1
### INTERPRETATION

**1.1 Definitions**

In this Agreement, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo Arrangement Resolution**" means the resolution of the AcquisitionCo common shareholders approving the Arrangement;

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**AcquisitionCo**" has the meaning ascribed thereto in the Plan of Arrangement;

"**AmalgamationCo**" means FET Resources Ltd., the corporation resulting from the amalgamation of Storm and AcquisitionCo pursuant to the Arrangement;

"**Arrangement**" means the arrangement pursuant to section 193 of the ABCA set forth in the Plan of Arrangement as supplemented, modified or amended;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Common Shares**" means the common shares in the capital of Storm and "**Common Shareholders**" means the holders from time to time of Common Shares;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Valiant Trust Company;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Exchangeable Shares**" means the Series A exchangeable shares in the capital of AcquisitionCo;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form set out in Exhibit 2 hereto;

"**ExploreCo**" means Storm Energy Ltd., a corporation incorporated under the laws of Alberta;

"**ExploreCo Arrangement Resolution**" means the resolution of ExploreCo common shareholders approving the Arrangement;

"**ExploreCo Shares**" means common shares in the capital of ExploreCo;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Information Circular**" means the information circular to be prepared by Storm and forwarded as part of the proxy solicitation materials to Common Shareholders and Optionholders in respect of the Meeting;

"**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**ITA**" means the *Income Tax Act* (Canada), as amended;

"**Meeting**" means the special meeting of holders of Common Shares and Options to be held to consider the Arrangement, and any adjournments thereof;

"**Non-Resident**" means (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

"**Notes**" means the unsecured, subordinated notes having the terms substantially as set forth in Schedule A to the Plan of Arrangement, to be issued by AcquisitionCo under the Arrangement in a principal amount per note to be determined as of the Effective Date being equal to the greater of: (i) $10; and (ii) the product of the Weighted Average Trading Price (as defined in the Plan of Arrangement) and a percentage to be determined by AcquisitionCo as at the Effective Date;

"**Options**" means the outstanding stock options, whether or not vested, to acquire Common Shares and "**Optionholders**" means the holders from time to time of Options;

"**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"**Plan of Arrangement**" means the plan of arrangement attached hereto as Exhibit 1;

"**Registrar**" means the Registrar appointed under section 263 of the ABCA;

"**Series B Notes**" means the unsecured promissory notes having substantially the terms summarized in Schedule B to the Plan of Arrangement issuable by AcquisitionCo under the Arrangement;

"**Storm**" means Storm Energy Inc., a corporation incorporated under the ABCA;

"**Storm Arrangement Resolution**" means the special resolution to approve the Arrangement to be presented to Common Shareholders and Optionholders at the Meeting;

"**subsidiary**" has the meaning ascribed to it in the ABCA;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date substantially in the form set out in Exhibit 3 hereto;

"**TSX**" means the Toronto Stock Exchange;

"**Trust**" means Focus Energy Trust, a trust duly settled under the laws of Alberta;

"**Trust Unit**" means a unit of the Trust issued by the Trust; and

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date substantially in the form set out in Exhibit 4 hereto.

**1.2 Currency**

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

**1.3 Interpretation Not Affected by Headings**

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

**1.4 Article References**

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

### 1.5 Incorporation of Schedules

The following schedules are incorporated into and form an integral part of this Agreement:

Exhibit 1 - Plan of Arrangement
Exhibit 2 - Exchangeable Share Provisions to be Included in the Articles of AcquisitionCo
Exhibit 3 - Support Agreement
Exhibit 4 - Voting and Exchange Trust Agreement

### 1.6 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

### 1.7 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

### 1.8 Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

### 1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

## ARTICLE 2
## COVENANTS

### 2.1 Covenants of Storm

Storm covenants and agrees that it will:

(a) take all actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court for the Interim Order;

(d) solicit proxies to be voted at the Meeting in favour of the Storm Arrangement Resolution and prepare, in consultation and cooperation with AcquisitionCo, ExploreCo, and the Trust, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Common Shareholders and Optionholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(e) convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(f) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to its properties and assets and those of its subsidiaries;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) subject to the approval of the Storm Arrangement Resolution by the Common Shareholders and by the Optionholders, each voting separately as a class, submit the Arrangement to the Court and apply, in conjunction with AcquisitionCo, ExploreCo and the Trust, for the Final Order;

(i) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(j) until the Effective Date, except pursuant to the exercise of outstanding Options in accordance with the terms thereof, not issue any additional Common Shares or other securities or allow any of its subsidiaries to issue any shares or securities;

(k) until the Effective Date, not issue or enter into, or allow any of its subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such subsidiaries;

(l) not, except in the ordinary course of business or as contemplated in connection with the Arrangement, merge into or with, or consolidate with, any other Person or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(m) until the Effective Date, except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement; and

(n) prior to the Effective Date, make application to list the ExploreCo Shares, the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) and the Exchangeable Shares on the TSX.

## 2.2 Covenants of ExploreCo

ExploreCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Storm in its application for the Interim Order;

(d) take all steps necessary to ensure that the ExploreCo Arrangement Resolution is passed;

(e) until the Effective Date, other than as contemplated herein or in the Information Circular, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Storm, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Storm, AcquisitionCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to ExploreCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA;

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo, the Trust or Storm or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known; and

(l) prior to the Effective Date, cooperate with Storm in making the application to list the ExploreCo Shares on the TSX.

**2.3 Covenants of AcquisitionCo**

AcquisitionCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Storm in its application for the Interim Order;

(d) take all steps necessary to ensure that the AcquisitionCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Storm, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Storm, ExploreCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to AcquisitionCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA;

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, ExploreCo, Storm or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known; and

(l) prior to the Effective Date, cooperate with Storm in making the application to list the Exchangeable Shares on the TSX.

## 2.4 Covenants of the Trust

The Trust covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Storm in its application for the Interim Order;

(d) until the Effective Date, not carry on any activity or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f) until the Effective Date, not disclose to any Person, other than officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo, ExploreCo or Storm or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(g) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing fund documents as the same exist at the date of this Agreement without the prior consent of Storm;

(h) prior to the Effective Date, cooperate with Storm in making the application to list the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) on the TSX; and

(i) reserve and authorize for issuance the Trust Units which are to be issued from time to time upon exchange of the Exchangeable Shares.

## 2.5 Additional Covenants

Each of the Trust and AcquisitionCo further covenants and agrees as follows:

(a) on the Effective Date, the Trust and AcquisitionCo shall execute and deliver the Support Agreement containing the terms and conditions set forth in Exhibit 3, together with such other terms and conditions as may be agreed to by the parties acting reasonably;

(b) on the Effective Date, the Trust and AcquisitionCo shall execute and deliver the Voting and Exchange Trust Agreement containing the terms and conditions set forth in Exhibit 4, together with such other terms and conditions as may be agreed to by the parties acting reasonably; and

(c) if a holder who (i) has exchanged Common Shares under the Arrangement; (ii) is not a Non-Resident; (iii) has received Exchangeable Shares in whole or in part under the Arrangement; and (iv) is not exempt from tax under Part I of the ITA; and who desires to make an income tax election, pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial income tax law), with respect to the transfer by the holder of Common Shares to AcquisitionCo provides two signed copies of the necessary election forms to AmalgamationCo within 120 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such elections, AmalamationCo (on behalf of AcquisitionCo) will execute and return to such former holders of Common Shares within 30 days after the receipt thereof by AmalgamationCo for filing with the Canada Customs and Revenue Agency (or the applicable provincial taxing authority) by such former holder. AmalgamationCo will not be responsible for the proper completion of any election form and, except for the obligation of AmalgamationCo to so sign and return duly completed election forms which are received by AmalgamationCo within 120 days of the Effective Date, AmalgamationCo will not be responsible for any taxes, interest or penalties resulting from the

failure by a former holder of Common Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, AmalgamationCo may choose to sign and return an election form received by it after the expiration of 120 days following the Effective Date, but AmalgamationCo will have no obligation to do so.

## ARTICLE 3
## REPRESENTATIONS AND WARRANTIES

### 3.1 Representations and Warranties of Storm

Storm represents and warrants to and in favour of ExploreCo, AcquisitionCo and the Trust as follows, and acknowledges that ExploreCo, AcquisitionCo and the Trust are relying upon such representations and warranties:

(a) Storm is a corporation duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Storm consists of an unlimited number of Common Shares and an unlimited number of First Preferred Shares, Second Preferred Shares and Third Preferred Shares, issuable in series, of which a total of 27,917,758 Common Shares are issued and outstanding as at the date of this Agreement; and all of such issued and outstanding Common Shares are fully paid and non-assessable;

(c) as at the date of this Agreement, up to a maximum of 2,045,000 Common Shares may be issued under the terms of the Options;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Storm;

(ii) except as previously disclosed in writing to AcquisitionCo or the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Storm is a party or by which it is bound and which is material to Storm or to which any material property of Storm is subject, or result in the creation of any encumbrance upon any of the assets of Storm under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Storm, the breach of which would have a material adverse effect on Storm;

(e) except as disclosed to AcquisitionCo and the Trust or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Storm, contemplated or threatened against or affecting Storm in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Storm, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Storm and its subsidiaries taken as a whole;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Storm and this Agreement constitutes a valid and binding obligation of Storm enforceable against it in accordance with its terms;

(g) Storm is under no obligation, contractual or otherwise, to issue any securities, except for securities to be issued pursuant to the exercise of Options or as disclosed in the Information Circular;

(h) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Storm and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof; and

(i) as of the date hereof, the Board of Directors of Storm has determined unanimously that:

  (i) the Arrangement is fair to the Common Shareholders and the Optionholders and is in the best interest of Storm; and

  (ii) the Board of Directors of Storm will recommend that Common Shareholders and Optionholders vote in favour of the Arrangement.

### 3.2 Representations and Warranties of ExploreCo

ExploreCo represents and warrants to and in favour of AcquisitionCo and the Trust as follows, and acknowledges that AcquisitionCo and the Trust are relying upon such representations and warranties:

(a) ExploreCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

  (i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of ExploreCo;

  (ii) except as previously disclosed in writing to AcquisitionCo and the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which ExploreCo is a party or by which it is bound and which is material to ExploreCo or to which any material property of ExploreCo is subject, or result in the creation of any encumbrance upon any of the assets of ExploreCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

  (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to ExploreCo, the breach of which would have a material adverse effect on ExploreCo;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of ExploreCo, contemplated or threatened against or affecting ExploreCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of ExploreCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of ExploreCo and this Agreement constitutes a valid and binding obligation of ExploreCo enforceable in accordance with its terms;

(e) ExploreCo is under no obligation, contractual or otherwise, to issue any ExploreCo Shares or other securities, except as required pursuant to this Agreement; and

(f) ExploreCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

**3.3 Representations and Warranties of AcquisitionCo**

AcquisitionCo represents and warrants to and in favour of Storm and ExploreCo as follows, and acknowledges that Storm and ExploreCo are relying upon such representations and warranties:

(a) AcquisitionCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of AcquisitionCo consists, or will consist as of the Effective Date, of an unlimited number of common shares and an unlimited number of Exchangeable Shares having the terms and conditions substantially as set forth in Exhibit 2, of which as at the date hereof only 100 common shares and are issued and outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of AcquisitionCo;

(ii) except as previously disclosed in writing to Storm and ExploreCo, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which AcquisitionCo is a party or by which it is bound and which is material to AcquisitionCo or to which any material property of AcquisitionCo is subject, or result in the creation of any encumbrance upon any of the assets of AcquisitionCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to AcquisitionCo, the breach of which would have a material adverse effect on AcquisitionCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of AcquisitionCo, contemplated or threatened against or affecting AcquisitionCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of AcquisitionCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of AcquisitionCo and this Agreement constitutes a valid and binding obligation of AcquisitionCo enforceable in accordance with its terms;

(f) AcquisitionCo is under no obligation, contractual or otherwise, to issue any AcquisitionCo shares or other securities, except as required pursuant to this Agreement; and

(g) AcquisitionCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

### 3.4 Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of Storm and ExploreCo as follows, and acknowledges that Storm and ExploreCo are relying upon such representations and warranties:

(a) the Trust is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

(ii) except as previously disclosed in writing to Storm or ExploreCo, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject, or result in the creation of any encumbrance upon any of the assets of the Trust under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Trust, the breach of which would have a material adverse effect on the Trust;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Trust, contemplated or threatened against or affecting the Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of the Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the Trust has no subsidiaries other than AcquisitionCo and the Trust owns all issued and outstanding shares of AcquisitionCo;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of trustees of the Trust and this Agreement constitutes a valid and binding obligation of the Trust enforceable in accordance with its terms;

(f) a total of one (1) Trust Unit is issued and outstanding and, except as contemplated by this Agreement, the Trust is under no obligation, contractual or otherwise, to issue any Trust Units or other securities; and

(g) the Trust has not carried on any activity since it was settled other than as provided for herein.

## ARTICLE 4
## CONDITIONS PRECEDENT

### 4.1 Mutual Conditions Precedent

The respective obligations of Storm, ExploreCo, AcquisitionCo and the Trust to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Interim Order shall have been granted in form and substance satisfactory to Storm, ExploreCo, AcquisitionCo and the Trust, acting reasonably, not later than July 19, 2002 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b) the Storm Arrangement Resolution shall have been approved by the requisite number of votes cast by the Common Shareholders and the Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Final Order shall have been granted in form and substance satisfactory to Storm, ExploreCo, AcquisitionCo and the Trust acting reasonably not later than August 30, 2002 or such later date as the parties hereto may agree;

(d) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Storm, ExploreCo, AcquisitionCo and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(e) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement;

(f) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, consents and approvals from Storm's principal lenders;

(g) there shall not, as of the Effective Date, be holders of Common Shares or holders of Options that hold, in aggregate, in excess of 5% of all Common Shares and Options, that have validly exercised their rights of dissent under the ABCA and the Interim Order; and

(h) the approval of the TSX of the listing of the Trust Units and ExploreCo Shares to be issued pursuant to the Arrangement shall be obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

### 4.2 Additional Conditions to Obligations of Storm and ExploreCo

In addition to the conditions contained in Section 4.1, the obligation of Storm and ExploreCo to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of AcquisitionCo and the Trust to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) the representations and warranties of AcquisitionCo and the Trust contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date; and

(c) the board of directors of Storm shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Common Shareholders and the Optionholders.

### 4.3 Additional Conditions to Obligations of AcquisitionCo and the Trust

In addition to the conditions contained in Section 4.1, the obligation of AcquisitionCo and the Trust to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by AcquisitionCo and the Trust without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Storm and ExploreCo to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Storm and ExploreCo contained in Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, final condition or business of ExploreCo or Storm or any of its subsidiaries from that reflected in the Information Circular.

## ARTICLE 5
## NOTICES

### 5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) Storm, addressed to:

Storm Energy Inc.
Suite 3300, 205 - 5th Avenue S.W.
Calgary, AB T2P 2V7

Attention: President

(b) ExploreCo, addressed to:

Storm Energy Ltd.
c/o Storm Energy Inc.
Suite 3300, 205 - 5th Avenue S.W.
Calgary, AB T2P 2V7

Attention: President

(c) AcquisitionCo, addressed to:

FET Resources Ltd.
Suite 3250, 205 - 5th Avenue S.W.
Calgary, AB T2P 2V7

Attention: President

(d) the Trust, addressed to:

Focus Energy Trust
Suite 3250, 205 - 5th Avenue S.W.
Calgary, AB T2P 2V7

Attention: Derek Evans

## ARTICLE 6
## AMENDMENT

### 6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment is brought to the attention of the Court before court approval of the Final Order.

### 6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) an agreement to terminate it is executed and delivered by all parties; and

(b) on August 31, 2002, if the Certificate is not issued on or before August 30, 2002, unless such dates are otherwise extended by agreement among all of the parties hereto.

### 6.3 Exclusivity

None of the covenants of Storm contained herein shall prevent the board of directors of Storm from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to its shareholders with respect thereto which in the judgement of the board of directors of Storm acting upon the written advice of outside counsel is required under applicable law.

## ARTICLE 7
## GENERAL

### 7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

### 7.2 No Assignment

No party may assign its rights or obligations under this Agreement.

### 7.3 Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

### 7.4 Survival of Representations and Warranties

The representations and warranties contained herein shall survive the performance by the parties of their respective obligations hereunder for a period of one year.

### 7.5 Severability

If anyone or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

**7.6 Time of Essence**

Time shall be of the essence.

**7.7 Liability of the Trust**

The parties hereto acknowledge that the trustee of the Trust (the "Trustee") is entering into this agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of July 15, 2002 as amended from time to time.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

**STORM ENERGY INC.**

Per: (signed) "*Mathew J. Brister*"

Per: (signed) "*Gregory G. Turnbull*"

**STORM ENERGY LTD.**

Per: (signed) "*Matthew J. Brister*"

Per: (signed) "*Gregory G. Turnbull*"

**FET RESOURCES LTD.**

Per: (signed) "*Derek Evans*"

Per: (signed) "*Matthew J. Brister*"

**VALIANT TRUST COMPANY as trustee for and on behalf of FOCUS ENERGY TRUST**

Per: (signed) "*Zinat H. Damji*"

Per: (signed) "*Cheryl Dahlager*"

## EXHIBIT 1

## PLAN OF ARRANGEMENT UNDER SECTION 193

## OF THE

## *BUSINESS CORPORATIONS ACT* (ALBERTA)

## ARTICLE 1
## INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means FET Resources Ltd., a corporation incorporated under the ABCA;

(c) "**Amalgamation**" means the amalgamation of Storm and AcquisitionCo pursuant to the provisions of the Arrangement;

(d) "**AmalgamationCo**" means FET Resources Ltd., the corporation resulting from the Amalgamation;

(e) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(f) "**Arrangement Agreement**" means the agreement dated July 16, 2002 among Storm, ExploreCo, AcquisitionCo and the Trust with respect to the Arrangement and all amendments thereto;

(g) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(h) "**Automatic Redemption Date**" has the meaning provided in the Exchangeable Share Provisions;

(i) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(j) "**Common Shares**" means the Common Shares in the capital of Storm;

(k) "**Court**" means the Court of Queen's Bench of Alberta;

(l) "**Depositary**" means Valiant Trust Company or such other trust company as may be designated by Storm;

(m) "**Dissenting Optionholders**" means registered holders of Options who validly exercise the rights of dissent provided to them under the Interim Order;

(n) "**Dissenting Securityholders**" means Dissenting Optionholders and Dissenting Shareholders, collectively;

(o) "**Dissenting Shareholders**" means registered holders of Common Shares who validly exercise the rights of dissent provided to them under the Interim Order;

(p) "**Effective Date**" means the date the Arrangement is effective under the ABCA;

(q) "**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(r) **"Election Deadline"** means 4:30 p.m. (local time at the place of deposit with the Depositary of the Letter of Transmittal and Election Form) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

(s) **"Exchangeable Shares"** means the Series A Exchangeable Shares in the capital of AcquisitionCo;

(t) **"Exchangeable Share Provisions"** means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

(u) **"Exercise Price Differential"** means, in respect of an Option, the amount by which the Option Weighted Average Trading Price exceeds the exercise price of such Option, multiplied by the number of Common Shares to which such Option relates;

(v) **"ExploreCo"** means Storm Energy Ltd., a corporation incorporated pursuant to the ABCA;

(w) **"ExploreCo Assets"** has the meaning given to such phrase in the Information Circular;

(x) **"ExploreCo Conveyance"** means all of the transactions between and among any of Storm, AcquisitionCo, ExploreCo and their respective direct or indirect subsidiaries pursuant to which the ExploreCo Assets and related liabilities are conveyed, directly or indirectly, to ExploreCo;

(y) **"ExploreCo Shares"** means common shares of ExploreCo;

(z) **"ExploreCo Share Consideration"** means the consideration in the form of Series B Notes to be received pursuant to section 3.1 and which will be subsequently exchanged for ExploreCo Shares pursuant to section 3.1;

(aa) **"Final Order"** means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(bb) **"Information Circular"** means the information circular to be prepared by Storm and forwarded as part of the proxy solicitation materials to holders of Common Shares and Options in respect of the Meeting;

(cc) **"Interim Order"** means the interim order of the Court made on July 16, 2002 under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(dd) **"ITA"** means the *Income Tax Act* (Canada), as amended;

(ee) **"Letter of Transmittal and Election Form"** means the letter of transmittal and election form accompanying the Information Circular sent to the holders of Common Shares for making their election to receive, in addition to the ExploreCo Share Consideration, the Trust Unit Consideration, Exchangeable Shares or a combination thereof, in exchange for their Common Shares;

(ff) **"Meeting"** means the special meeting of holders of Common Shares and Options to be held to consider the Arrangement, and any adjournment thereof;

(gg) **"Non-Resident"** means (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

(hh) **"Note Indenture"** means the note indenture to be made between AcquisitionCo and Valiant Trust Company governing the issuance of the Notes;

(ii) **"Note Trustee"** means Valiant Trust Company;

(jj) "**Notes**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A hereto, issuable by AcquisitionCo under the Arrangement as Trust Unit Consideration in a principal amount per note to be determined as of the Effective Date being equal to the greater of: (i) $10; and (ii) the product of the Weighted Average Trading Price and a percentage to be determined by AcquisitionCo as at the Effective Date;

(kk) "**Option Common Shares**" means Common Shares held by a Shareholder who acquired such Common Shares on the exercise of an option in circumstances such that subsection 7(1.1) or (8) of the ITA applied and which such Shareholder has elected pursuant to the Option Shareholder Letter of Transmittal and Election Form to exchange as contemplated by section 3.1(e) of the Plan;

(ll) "**Option Ratio**" has the meaning ascribed thereto in section 3.1(e)(ii)D;

(mm) "**Option Shareholder**" means a holder of Option Common Shares;

(nn) "**Option Shareholder Letter of Transmittal and Election Form**" means the letter of transmittal and election form available to Option Shareholders for making their election to receive, in addition to the ExploreCo Share Consideration, the Trust Units or Exchangeable Shares or a combination thereof, in exchange for their Option Common Shares;

(oo) "**Option Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the TSX over the five (5) consecutive trading day ending on the trading day next preceding the date of the Meeting by (ii) the total number of Common Shares sold on such stock exchange during such period;

(pp) "**Options**" means the outstanding stock options, whether or not vested, to acquire Common Shares and "**Optionholders**" means the holders from time to time of Options;

(qq) "**Ratio**" means a fraction, the numerator of which is the fair market value of an ExploreCo Share immediately following the Effective Date (as determined by ExploreCo) and the denominator of which is the Weighted Average Trading Price;

(rr) "**Registrar**" means the Registrar appointed under section 263 of the ABCA;

(ss) "**Series B Notes**" means the unsecured promissory notes having substantially the terms summarized in Schedule B hereto, issuable by AcquisitionCo under the Arrangement as ExploreCo Share Consideration;

(tt) "**Storm**" means Storm Energy Inc., a corporation incorporated pursuant to the ABCA;

(uu) "**Tax-Exempt Shareholder**" means a holder of Common Shares that is exempt from tax under Part I of the ITA;

(vv) "**Trust**" means Focus Energy Trust, a trust duly settled under the laws of Alberta;

(ww) "**Trust Indenture**" means the trust indenture pursuant to which the Trust was settled;

(xx) "**Trust Unit**" means a unit of the Trust issued by the Trust;

(yy) "**Trust Unit Consideration**" means the consideration in the form of Trust Units to be received on the election of a holder of Common Shares pursuant to section 3.1;

(zz) "**United States**" or "**U.S.**" means the United States as defined in Rule 902(l) of Regulation S under the *United States Securities Act* of 1933, as amended; and

(aaa) "**Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the Toronto Stock Exchange over the five (5) consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Common Shares sold on such stock exchange during such period.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.

Schedule A - Terms of Notes
Schedule B - Terms of Series B Notes

1.6 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.7 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

## ARTICLE 2
## ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Common Shares; (ii) the holders of Options; (iii) Storm; (iv) ExploreCo; (v) AcquisitionCo; and (vi) the Trust.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

## ARTICLE 3
## ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Storm and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Storm other than the right to be paid the fair value of their Common Shares or Options in accordance with Article 4.

(b) the ExploreCo Conveyance will be effected;

(c) subject to sections 3.1(e) and section 3.4, each issued and outstanding Common Share (other than an Option Common Share or Common Shares held by a Dissenting Securityholder) shall be transferred to AcquisitionCo in exchange for:

(i) ExploreCo Share Consideration on the basis of one (1) Series B Note for each Common Share held; and

(ii) in accordance with the election or deemed election of the holder of such Common Share (other than a Non-Resident or Tax-Exempt Shareholder):

A. Trust Unit Consideration on the basis of one (1) Note for each Common Share held; or

B. Exchangeable Shares on the basis of one (1) Exchangeable Share for each Common Share held;

and, in the case of a Non-Resident or Tax-Exempt Shareholder, Trust Unit Consideration only on the basis of one (1) Note for each Common Share held;

(d) each Note shall be transferred by the holder thereof to the Trust in exchange for Trust Units on the basis of one (1) Trust Unit for each Note held;

(e) notwithstanding section 3.1(c), the Option Common Shares held by an Option Shareholder shall be dealt with in the following manner:

(i) each Option Shareholder shall transfer to AcquisitionCo such number of Option Common Shares as is equal to the product of:

A. the Ratio; and

B. the total number of Option Common Shares held by the Option Shareholder;

in exchange for ExploreCo Share Consideration on the basis of such number of Series B Notes (rounded down to the nearest whole Series B Note) as is equal to the product of:

C. the total number of Option Common Shares so transferred; and

D. the reciprocal of the Ratio;

(ii) the remaining Option Common Shares held by an Option Shareholder after the operation of section 3.1(e)(i), shall be transferred to AcquisitionCo in exchange for, in accordance with the election or deemed election of such Option Shareholder:

A. Trust Units issued and delivered by the Trust; or

B. Exchangeable Shares issued and delivered by AcquisitionCo;

in each case on the basis of such number of Trust Units or Exchangeable Shares, as the case may be, (rounded down to the nearest whole Trust Unit or Exchangeable Share) as is equal to the product of:

C. the total number of Option Common Shares so exchanged for Trust Units or Exchangeable Shares, as the case may be; and

D. a fraction (the "**Option Ratio**"), the numerator of which is one (1) and the denominator of which is one (1) minus the Ratio;

(iii) AcquisitionCo shall, contemporaneously with the exchange of Option Common Shares pursuant to section 3.1(e)(ii), issue and deliver to the Trust such number of Notes as is equal to the number of Trust Units required to be delivered by the Trust pursuant to section 3.1(e)(ii) in consideration for the delivery of that number of Option Common Shares exchanged for Trust Units pursuant to section 3.1(e)(ii);

(iv) the Trust shall, contemporaneously with the exchange of Option Common Shares pursuant to section 3.1(e)(ii), deliver to the Option Shareholder such number of Trust Units as is determined pursuant to section 3.1(e)(ii) in consideration for the issuance of the Notes by AcquisitionCo to the Trust pursuant to section 3.1(e)(iii); and

(v) each of the steps set out in sections 3.1(e)(ii), 3.1(e)(iii) and 3.1(e)(iv) shall, notwithstanding anything else contained herein, be deemed to happen contemporaneously with each other;

(f) all unexercised Options (other than Options held by Dissenting Securityholders) will be cancelled and the Optionholders thereof shall be entitled to receive from Storm in respect of each such Option an amount in cash that is equal to the Exercise Price Differential of such Option;

(g) Storm and AcquisitionCo shall be amalgamated and continue as one corporation in accordance with the following:

(i) the Common Shares, all of which are owned by AcquisitionCo shall be cancelled without any repayment of capital;

(ii) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo, and the name of the amalgamated corporation shall be "FET Resources Ltd.";

(iii) no securities shall be issued by AcquisitionCo in connection with the Amalgamation and for greater certainty, the common shares, Series B Notes, Notes and Exchangeable Shares of AcquisitionCo shall survive and continue to be common shares, Series B Notes, Notes and Exchangeable Shares of AmalgamationCo without amendment;

(iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix) the Articles of Amalgamation of AcquisitionCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AcquisitionCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xi) the first directors of AmalgamationCo shall be the directors of AcquisitionCo;

(xii) the first officers of AmalgamationCo shall be the officers of AcquisitionCo; and

(xiii) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo; and

(h) each Series B Note shall be redeemed by AmalgamationCo in exchange for one (1) ExploreCo Share.

3.2 Subject to section 3.3, with respect to the election required to be made by a holder of Common Shares (not including Option Common Shares) pursuant to section 3.1(c)(ii):

(a) each such holder of Common Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Common Shares; and

(b) any such holder of Common Shares who:

(i) is a Non-Resident;

(ii) is a Tax-Exempt Shareholder; or

(iii) does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of subsection 3.2(a) and the Letter of Transmittal and Election Form or to elect to exchange Common Shares as contemplated by section 3.1(c)(ii);

shall be deemed to have elected to receive in addition to the ExploreCo Share Consideration, only Trust Unit Consideration for such holder's Common Shares on the basis set out in section 3.1(c)(ii).

3.3 With respect to the election referred to in the definition of "Option Common Shares":

(a) each Option Shareholder shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Option Shareholder Letter of Transmittal and Election Form indicating such Option Shareholder's election, together with certificates representing such holder's Option Common Shares; and

(b) any such holder of Option Common Shares who does not deposit with the Depositary a duly completed Option Shareholder Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of subsection 3.3(a) and the Option Shareholder Letter of Transmittal and Election Form or to elect to exchange Option Common Shares as contemplated by section 3.1(e)(ii) shall be deemed to have elected to receive in addition to the ExploreCo Share Consideration, only Trust Unit Consideration for such holder's Option Common Shares on the basis set out in section 3.1(c)(ii).

3.4 For greater certainty, with respect to any election required to be made by a holder of Common Shares:

(a) pursuant to section 3.1(c)(ii), such holder may elect to receive either Trust Unit Consideration or Exchangeable Shares or a combination thereof; or

(b) pursuant to section 3.1(e)(ii), such holder may elect to receive either Trust Units or Exchangeable Shares or a combination thereof;

in exchange for the aggregate number of Common Shares in respect of which such an election is made provided, however, each individual Common Share may only be exchanged for either Trust Units or Trust Unit Consideration, as the case may be, or Exchangeable Shares. In the event that the aggregate number of Exchangeable Shares that would, but for this section 3.4, be issued to holders of Common Shares pursuant to section 3.1 exceeds 9,000,000 Exchangeable Shares, then the number of Exchangeable Shares to be issued to any holder, subject to rounding, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such holder by a fraction, the numerator of which is 9,000,000 and the denominator of which is the aggregate number of Exchangeable Shares otherwise issuable to all holders; and a number of Trust Units will be issued to such holder as is necessary to ensure that the aggregate number of Exchangeable Shares and Trust Units issued for the Common Shares of such holder, as applicable, is equal to the number of such Common Shares.

3.5 With respect to each holder of Common Shares and Options (other than Dissenting Securityholders) at the Effective Time:

(a) upon the exchange of Common Shares for (1) ExploreCo Share Consideration and (2) Trust Unit Consideration, Exchangeable Shares or a combination thereof pursuant to section 3.1(c):

(i) such holder shall cease to be a holder of the Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Common Shares so exchanged and shall be added to the register of holders of Common Shares;

(iii) AcquisitionCo shall allot and issue to such holder the number of Series B Notes issuable to such holder on the basis set forth in section 3.1(c)(i), and the name of such holder shall be added to the register of holders of Series B Notes;

(iv) AcquisitionCo shall allot and issue to such holder the number of Notes and/or Exchangeable Shares issuable to such holder on the basis set forth in section 3.1(c)(ii) and the name of such holder shall be added to the register of holders of Notes and/or Exchangeable Shares, as applicable;

(b) upon the exchange of Notes for Trust Units pursuant to section 3.1(d):

(i) such holder shall cease to be a holder of Notes and the name of such holder shall be removed from the register of holders of Notes;

(ii) the Trust shall become the holder of the Notes so exchanged and shall be added to the register of holders of Notes; and

(iii) the Trust shall allot and issue to such holder the number of Trust Units issuable to such holder on the basis set forth in section 3.1(d) and the name of such holder shall be added to the register of holders of Trust Units;

(c) upon the exchange of Option Common Shares for Series B Notes pursuant to section 3.1(e)(i):

(i) such holder shall cease to be a holder of the Option Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Option Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Option Common Shares so exchanged and shall be added to the register of holders of Common Shares; and

(iii) AcquisitionCo shall allot and issue to such holder the number of Series B Notes issuable to such holder on the basis set forth in section 3.1(e)(i), and the name of such holder shall be added to the register of holders of Series B Notes;

(d) upon the exchange of Option Common Shares for Trust Units, Exchangeable Shares or a combination thereof pursuant to section 3.1(e)(ii):

(i) such holder shall cease to be a holder of the Option Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Option Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Option Common Shares so exchanged and shall be added to the register of holders of Common Shares;

(iii) the Trust shall allot and issue in the name of such holder the number of Trust Units issuable to such holder on the basis set forth in section 3.1(e)(ii), and the Trust shall deliver such Trust Units to the holder in accordance with section 3.1(e)(iv) and add the name of such holder to the register of Trust Units;

(iv) AcquisitionCo shall allot and issue to such holder the number of Exchangeable Shares issuable to such holder on the basis set forth in section 3.1(e)(ii), and the name of such holder shall be added to the register of holders of Exchangeable Shares; and

(v) AcquisitionCo shall allot and issue in the name of the Trust the number of Notes issuable to the Trust on the basis set forth in section 3.1(e)(iii) and the Trust shall be added to the register of holders of Notes;

(e) upon the cancellation of Options pursuant to section 3.1(f), each holder of such Options shall cease to be an Optionholder and the name of such holder shall be removed from the register of Optionholders; and

(f) upon the exchange of Series B Notes for ExploreCo Shares pursuant to section 3.1:

(i) each former holder of Series B Notes shall cease to be a holder of Series B Notes and the name of such former holder shall be removed from the register of holders of Series B Notes;

(ii) AmalgamationCo shall cease to be a holder of ExploreCo Shares and AmalgamationCo shall be removed from the register of holders of ExploreCo Shares;

(iii) each former holder of Series B Notes shall become the holder of the ExploreCo Shares issuable to such former holder on the basis set forth in section 3.1, and the name of such former holder shall be added to the register of holders of ExploreCo Shares; and

(iv) all of the Series B Notes shall be cancelled.

3.6 A holder who (i) has exchanged Common Shares under the Arrangement; (ii) is not a Non-Resident; (iii) has received Exchangeable Shares in whole or in part under the exchange; and (iv) is not a Tax-Exempt Shareholder; shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial income tax law) with respect to the transfer by the holder of Common Shares to AcquisitionCo by providing two signed copies of the necessary election forms to AmalgamationCo within 120 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Common Shares within 30 days after the receipt thereof by AmalgamationCo for filing with the Canada Customs and Revenue Agency (or the applicable provincial taxing authority). AmalgamationCo will not be responsible for the proper completion of any election form and, except for the obligation of AmalgamationCo to so sign and return election forms which are received by AmalgamationCo within 120 days of the Effective Date, AmalgamationCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Common Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, AmalgamationCo may choose to sign and return an election form received by it more than 120 days following the Effective Date, but AmalgamationCo will have no obligation to do so.

## ARTICLE 4
## DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Common Shares and each registered holder of Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder or a Dissenting Optionholder (collectively, a "Dissenting Securityholder") shall, at the Effective Time and prior to the amalgamation of Storm and AcquisitionCo on the Effective Date, cease to have any rights as a holder of Common Shares or Options, as the case may be, and shall only be entitled to be paid the fair value of the holder's Common Shares or Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Common Shares or Options, as applicable, shall be deemed to have transferred the holder's Common Shares or Options to Storm for cancellation at the Effective Time and prior to the amalgamation of Storm and AcquisitionCo on the Effective Date, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Common Shares or Options shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares or Options, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Common Shares and Options at the Meeting; but in no event shall Storm or AmalgamationCo be required to recognize such Dissenting Securityholder as Shareholders or Optionholders of Storm or AmalgamationCo after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

## ARTICLE 5
## OUTSTANDING CERTIFICATES AND FRACTIONAL NOTES

5.1 From and after the Effective Time, certificates formerly representing Common Shares acquired by AcquisitionCo under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to section 4.1, to receive the fair value of the Common Shares represented by such certificates.

5.2 From and after the Effective Time, the option agreements providing for the Options shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Optionholders, other than those Dissenting Optionholders deemed to have participated in the Arrangement pursuant to section 4.1, to receive the fair value of the Options represented by such option agreements.

5.3 The Trust and AmalgamationCo shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Common Shares acquired by AcquisitionCo under the Arrangement of a duly completed Letter of Transmittal and Election Form and the certificates representing such Common Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal and Election Form; or

(b) if requested by such holder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of ExploreCo Shares, Trust Units and/or Exchangeable Shares issued to such holder under the Arrangement.

5.4 AmalgamationCo shall, as soon as practicable following the Effective Time, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to an Optionholder at the address set forth in the records of Storm; or

(b) if requested by such Optionholder in writing, make available or cause to be made available at the offices of Storm for pickup by such Optionholder;

a cheque representing the payment required to be made to such Optionholder as determined in accordance with subsection 3.1(f).

5.5 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Common Shares that were exchanged pursuant to section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Trust, AcquisitionCo and ExploreCo and their respective transfer agents, which bond is in form and substance satisfactory to each of the Trust, AcquisitionCo and ExploreCo and their respective transfer agents, or shall otherwise indemnify the Trust, AcquisitionCo and ExploreCo and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.6 Only one global Note certificate representing the Notes shall be issued. Such certificate shall be issued to the Note Trustee in trust for the registered holders of the Notes, as determined under section 3.1. The Note Trustee shall then, on behalf of such holders, record the transfer of the Notes represented by such global Note certificate, without recourse, to the Trust pursuant to the Arrangement and receive certificates representing Trust Units for delivery to the persons entitled thereto, all in accordance with and as contemplated by this Plan of Arrangement.

5.7 All distributions made with respect to any Trust Units or Exchangeable Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

5.8 Any certificate formerly representing Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive the certificates representing (i) the ExploreCo Shares and (ii) the Trust Units and/or Exchangeable Shares (or if the Automatic Redemption Date has occurred, the resulting Trust Units) shall be deemed to be surrendered to, in the case of the ExploreCo Shares, to ExploreCo and, in the case of the Trust Units and/or Exchangeable Shares, to the Trust, together with all dividends, distributions or cash payments thereon held for such holder.

## ARTICLE 6
## AMENDMENTS

6.1 The Trust, Storm, ExploreCo and AcquisitionCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other parties, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to holders of Common Shares or Options, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Trust, Storm, ExploreCo or AcquisitionCo at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of the Trust, Storm, ExploreCo and AcquisitionCo.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by the Trust, provided that it concerns a matter which, in the reasonable opinion of the Trust, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Trust, or any former holder of Common Shares or Options.

## SCHEDULE A
## TERMS OF NOTES

**1. Issuance**

Under the Arrangement, AcquisitionCo shall create and issue the Notes on the Effective Date.

**2. Note Indenture**

The Notes are to be issued under the Note Indenture.

**3. Global Note Certificate and Transfer to the Trust**

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust and to former Shareholders. Notes issued to former holders of Common Shares are to be transferred by such holders to the Trust in exchange for Trust Units. Accordingly, the Note Indenture provides that initially only one global Note certificate will be issued which will represent all Notes issued under the Arrangement. The global Note certificate will be issued to the Note Trustee in trust for the Trust and such Shareholders. The Note Trustee shall then on behalf of such Shareholders record the transfer of the Notes represented by such certificate to the Trust pursuant to the Plan of Arrangement, without recourse to the Trust, and receive certificates representing Trust Units for delivery to such Shareholders, all as contemplated by the Plan of Arrangement. Upon receipt of the certificates representing the Trust Units, the Note Trustee shall provide a receipt and distribute such certificates to such Shareholders, in accordance with Article 5 of the Plan of Arrangement.

**4. Unsecured/Interest**

The Notes are unsecured and bear interest from the date of issue at 14% per annum. Interest is payable for each month during the term, on the 10th day of the month following such month, or the next business day if such day is not a business day. The first interest payment is due on October 10, 2002 for the period commencing on the Effective Date and ending on September 30, 2002. The Notes will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo, but subordinate to all secured debt.

**5. Maturity Payment**

December 1, 2032, subject to extension in the limited circumstances provided in Note Indenture.

**6. Subordination**

The Notes shall be subordinated as follows:

(a) no principal shall be repaid nor shall Notes be purchased or redeemed until the prior repayment in full of all "senior indebtedness", nor at any time when there is a default under any senior indebtedness. If there is no senior indebtedness default, principal may be repaid at maturity and, in the limited circumstances prescribed by the Note Indenture, amounts may be paid on account of principal by way of prepayment or redemption where the board of directors of AcquisitionCo believe AcquisitionCo is prevented by applicable law from paying dividends or making other distributions in respect of its common shares; and

(b) no interest shall be payable in respect of the Notes other than regularly scheduled interest at any time nor shall regularly scheduled interest be paid when any of the "senior indebtedness" is in default.

For these purposes, "senior indebtedness" means (a) all indebtedness, obligations and liabilities of AcquisitionCo in respect of borrowed money (including the deferred purchase price of property), other than (i) indebtedness evidenced by the Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Note Indenture, and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AcquisitionCo, other than indebtedness, obligations and liabilities represented by the Notes and, for greater certainty, "senior indebtedness" shall include all indebtedness for borrowed money which is outstanding as at the Effective Date.

**SCHEDULE B**

**TERMS OF SERIES B NOTES**

No. ●

**FET RESOURCES LTD.**

a corporation incorporated under the laws of the Province of Alberta

**PROMISSORY NOTE**

**FET RESOURCES LTD.** for value received hereby promises to pay to the registered holder hereof on demand, on presentation and surrender of this Note, the sum of

in lawful money of Canada, plus interest on any unpaid portion of said principal sum, which shall accrue at the rate of 6%, calculated semi-annually and not in advance. Such interest shall accrue on any judgment at the same rate.

This Note is one of the Series B Notes (hereinafter referred to as the "Notes") issued in connection with a Plan of Arrangement (the "Plan of Arrangement") of Storm Energy Inc. ("Storm") effective ●, 2002 (the "Effective Date") pursuant to which holders of common shares of Storm ("Common Shares") are entitled to receive, among other things, $● principal amount of Notes for each Common Share.

This Note will be exchanged for common shares of ExploreCo ("ExploreCo Shares") on the Effective Date on the basis of one (1) ExploreCo Share for each $● principal amount of Note.

Except pursuant to the Plan of Arrangement, this Note is non-transferrable.

IN WITNESS WHEREOF AcquisitionCo has caused this Note to be signed as of ●, 2002.

**FET RESOURCES LTD.**

Per: ______________________________

Per: ______________________________

## EXHIBIT 2

## EXCHANGEABLE SHARE PROVISIONS TO BE INCLUDED IN THE ARTICLES OF ACQUISITIONCO

[see Appendix D for the Exchangeable Share Provisions]

## EXHIBIT 3

## SUPPORT AGREEMENT

[see Appendix E for the form of Support Agreement]

## EXHIBIT 4

## VOTING AND EXCHANGE TRUST AGREEMENT

[see Appendix F for the form of Voting Trust and Exchange Agreement]

# APPENDIX D

# EXCHANGEABLE SHARE PROVISIONS

## SCHEDULE A

## TO THE ARTICLES OF INCORPORATION OF FET RESOURCES LTD. (the "Corporation")

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Exchangeable Shares, issuable in series.

### COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

#### Voting

Holders of Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation. Each Common Share shall entitle the holder thereof to one vote.

#### Dividends

Subject to the preferences accorded to holders of any shares of the Corporation ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive if, as and when declared by the Board of Directors, and exclusive of any other shares of the Corporation, such dividends as may be declared thereon by the Board of Directors from time to time. Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation, as applicable.

#### Liquidation, Dissolution or Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "**Liquidation**"), holders of Common Shares shall be entitled, subject to the preferences accorded to holders of any shares of the Corporation ranking senior to the Common Shares from time to time with respect to payment on a Liquidation, to share equally, share for share, in the remaining property of the Corporation.

### EXCHANGEABLE SHARES

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, as a class, shall be as follows:

#### Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the *Business Corporations Act* (Alberta) (the "**Act**"), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Liquidation, as defined below; the extent, if any, of further participation on a Liquidation; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

#### Liquidation

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "**Liquidation**"), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Liquidation, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Liquidation.

Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

SERIES A EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Series A Exchangeable Shares. The rights, privileges, restrictions and conditions attaching to the Series A Exchangeable Shares, as a series, shall be as follows:

**ARTICLE 1**
**INTERPRETATION**

1.1 For the purposes of the Series A Exchangeable Share provisions:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning given to that term in the Securities Act;

"**Automatic Redemption**" has the meaning given to that term in Section 7.1(a) of these share provisions;

"**Automatic Redemption Date**" means the date that is the tenth anniversary of the Effective Date, subject to extension to such other later date that the Board of Directors may determine in its sole discretion;

"**Board of Directors**" means the board of directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporation**" means FET Resources Ltd., a corporation incorporated under the Act, and includes any successor or continued corporation;

"**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the ten trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"**De Minimus Redemption**" has the meaning given to that term in Section 7.1(b) of these share provisions;

"**De Minimus Redemption Date**" has the meaning given to that term in Section 7.1(b) of these share provisions;

"**Distribution**" means a cash distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit, and for greater certainty does not include a distribution of additional Trust Units pursuant to Section 5.8 of the Trust Indenture;

"**Distribution Payment Date**" means a date on which a Distribution is paid, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the trustee under the Trust Indenture, except that December 31, shall in all cases be a Distribution Record Date;

"**Dividend Record Date**" means the date, if any, fixed by the Board of Directors as the date for determining holders of Exchangeable Shares entitled to receive payment of a dividend declared pursuant to Section 3.1 of these share provisions, and if no such date is so fixed, then "**Dividend Record Date**" shall be deemed to mean the date on which such dividend is paid to holders of Exchangeable Shares;

"**Effective Date**" has the meaning given to that term in the Plan of Arrangement;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall initially be equal to one, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by:

(a) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and

(b) decreasing the Exchange Ratio on each Dividend Record Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"**Exchangeable Shares**" mean the Series A Exchangeable Shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holders**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"**Liquidation Amount**" has the meaning given to that term in Section 5.1 of these share provisions;

"**Liquidation Call Right**" has the meaning ascribed thereto in Section 5.5 of these share provisions;

"**Liquidation Date**" has the meaning given to that term in Section 5.1 of these share provisions;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal

representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means the plan of arrangement contemplated in the Arrangement Agreement dated July 16, 2002 among the Corporation, Storm Energy Inc., Storm Energy Ltd. and the Trust;

"**Purchase Price**" has the meaning given to that term in Section 6.3 of these share provisions;

"**Redemption Call Right**" has the meaning given to that term in Section 7.6 of these share provisions;

"**Redemption Date**" means the Automatic Redemption Date or De Minimus Redemption Date, as the context requires;

"**Redemption Price**" has the meaning given to that term in Section 7.1(a) of these share provisions;

"**Retracted Shares**" has the meaning given to that term in Section 6.1(a) of these share provisions;

"**Retraction Call Right**" has the meaning given to that term in Section 6.1(b) of these share provisions;

"**Retraction Date**" means the date that is seven Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares; provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same date as such Distribution Payment Date; and further provided that the Corporation may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares;

"**Retraction Price**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Retraction Request**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Support Agreement**" means the agreement made among the Trust, the Trustee and the Corporation and dated as of the Effective Date;

"**TSX**" means the Toronto Stock Exchange;

"**Transfer Agent**" means Valiant Trust Company or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"**Trust**" means the Focus Energy Trust, a trust organized under the laws of Alberta;

"**Trust Subsidiary**" means FET ExchangeCo Ltd.;

"**Trust Indenture**" means the trust indenture relating to the Trust dated as of July 15, 2002 between Storm Energy Inc. and Valiant Trust Company, as such indenture may be amended from time to time;

"**Trust Units**" means the units of the Trust as constituted on the Effective Date;

"**Trustee**" means the trustee appointed to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Alberta and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**U.S. Person**" means a U.S. person as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933; and

"**Voting and Exchange Trust Agreement**" means the agreement made among the Trust, the Corporation and the Trustee and dated as of the Effective Date.

## ARTICLE 2
## RANKING OF SERIES A EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall, subject to the following, be entitled to the liquidation and dividend preferences attributed to the Exchangeable Shares as a class, as set out in the articles of the Corporation.

## ARTICLE 3
## DIVIDENDS

3.1 Holders of Exchangeable Shares will be entitled to receive if, as and when declared by the Board of Directors, and exclusive of any other shares of the Corporation, such cash dividends as may be declared thereon by the Board of Directors from time to time. Such cash dividends shall be paid out of money of the Corporation properly applicable to the payment of dividends. For greater certainty, holders of Exchangeable Shares shall not be entitled to receive any dividends paid by the distribution of assets, shares or property of the Corporation, other than cash.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any dividends declared on the Exchangeable Shares by the Board of Directors, and the sending of such a cheque to each holder of an Exchangeable Share shall satisfy the dividend represented thereby unless the cheque is not paid on presentation. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares by the Board of Directors shall be determined by the Board of the Directors in its sole discretion subject to applicable law.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares by the Board of Directors the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends.

## ARTICLE 4
## CERTAIN RESTRICTIONS

4.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividend on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) amend the articles or bylaws of the Corporation in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The restrictions in Sections 4.1(a), 4.1(b) and 4.1(c) above shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full. Nothing herein shall be interpreted to restrict the Corporation from issuing additional Common Shares or any series of Exchangeable Shares.

## ARTICLE 5
## DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "**Liquidation Date**") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "**Liquidation Amount**") equal to the product of the Current Market Price of a Trust Unit on the last Business Day prior to the Liquidation Date and the Exchange Ratio as at the Liquidation Date, which shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Liquidation Date, in accordance with Section 5.2 of these share provisions. Fractional Trust Units will not be delivered. Any amount payable in satisfaction of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

5.2 On or promptly after the Liquidation Date, and subject to the exercise by the Trust or Trust Subsidiary of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided.

5.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

5.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

5.5 The Trust and Trust Subsidiary shall each have the overriding right (the "**Liquidation Call Right**"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust, or any Subsidiary of the Trust) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of the Trust or Trust Subsidiary is exercising such right (in this Article 5, the "**LCR Exercising Party**") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Liquidation Date, in accordance with Section 5.7 of these share provisions. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. In the event of the exercise of the Liquidation Call Right, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

5.6 To exercise the Liquidation Call Right, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation will cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not the Trust or Trust Subsidiary has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Trust Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) in payment of the total Liquidation Amount less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than the Trust and any Subsidiary of the Trust) will be limited to receiving such holder's proportionate part of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation will cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither the Trust nor Trust Subsidiary exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 5.1 of these share provisions.

## ARTICLE 6
## RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

6.1 Subject to applicable law and Article 15 below, and provided neither the Trust nor Trust Subsidiary has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 6, to require the Corporation to redeem any or all of the

Exchangeable Shares registered in the name of such holder for an amount per share equal to the product of the Current Market Price of a Trust Unit on the last Business Day prior to the Retraction Date and the Exchange Ratio as at the Retraction Date (the "**Retraction Price**"), which shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Retraction Date, in accordance with Section 6.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. Fractional Trust Units will not be issued. Any amount payable in satisfaction of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. To effect such redemption, the holder shall present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "**Retraction Request**") in the form of Schedule I hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "**Retracted Shares**") redeemed by the Corporation; and

(b) acknowledging the overriding right (the "**Retraction Call Right**") of the Trust and Trust Subsidiary to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to the Trust and Trust Subsidiary in accordance with the Retraction Call Right on the terms and conditions set out in Section 6.3 below.

6.2 Subject to the exercise by the Trust or Trust Subsidiary of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 6.1 hereof of a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by the Trust or Trust Subsidiary pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

6.3 Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify the Trust and Trust Subsidiary thereof and shall provide to the Trust and Trust Subsidiary a copy of the Retraction Request. In order to exercise the Retraction Call Right, the Trust or Trust Subsidiary must notify the Corporation of its determination to do so (the "**Call Notice**") within two Business Days of notification to the Trust and Trust Subsidiary by the Corporation of the receipt by the Corporation of the Retraction Request. If neither the Trust nor Trust Subsidiary so notifies the Corporation within such two Business Day period and the holder has not indicated that the holder intends to exercise the Exchange Rights, the Corporation will notify the holder as soon as possible thereafter that neither the Trust nor Trust Subsidiary will exercise the Retraction Call Right. If the Trust or Trust Subsidiary delivers the Call Notice within such two Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to the Trust or Trust Subsidiary, as applicable (in this Article 6, the "**RCR Exercising Party**"), in accordance with the Retraction Call Right. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount (the "**Purchase Price**") per share equal to the Retraction Price, which shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Retraction Date, for each Retracted Share. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. To the extent that the RCR Exercising Party pays the Retraction Price in respect of the Retracted Shares, the Corporation shall

no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 6.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither the Trust nor Trust Subsidiary delivers a Call Notice within such two Business Day period (and the holder of the Retracted Shares has not in such circumstances exercised its Exchange Rights), and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6.

6.4 The Corporation, the Trust or Trust Subsidiary, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in Schedule I hereof or by notice to the holders of Exchangeable Shares, certificates representing the Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, the Trust or Trust Subsidiary, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the holder's proportionate part of the total Retraction Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price shall not be made as provided in Section 6.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by the Trust or Trust Subsidiary shall thereafter be considered and deemed for all purposes to be a holder of the Trust Units delivered to it.

6.6 Notwithstanding any other provision of this Article 6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither the Trust nor Trust Subsidiary shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to the nearest whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 6.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to require the Trust to purchase such Retracted Shares from such holder on the Retraction

Date or as soon as practicable thereafter on payment by the Trust to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

6.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to the Trust or Trust Subsidiary shall be deemed to have been revoked.

## ARTICLE 7
## REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

7.1 Subject to applicable law, and provided neither the Trust nor Trust Subsidiary has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the product of the Current Market Price of a Trust Unit on the last Business Day prior to that Redemption Date and the Exchange Ratio as at that Redemption Date (the "**Redemption Price**") (such redemption being an "**Automatic Redemption**"); and

(b) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by the Trust and its Subsidiaries, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (such redemption date being the "**De Minimus Redemption Date**" and, collectively with an Automatic Redemption Date, a "**Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (such redemption being a "**De Minimus Redemption**").

7.2 The Redemption Price shall be satisfied in full in all cases by the Corporation delivering or causing to be delivered that number of Trust Units equal to the Exchange Ratio as at the applicable Redemption Date, in accordance with Section 7.4 of these share provisions. Fractional Trust Units will not be issued. Any amount payable in satisfaction of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

7.3 In any case of a redemption of Exchangeable Shares under this Article 7, the Corporation shall, at least 45 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by the Trust or Trust Subsidiary under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right. The accidental failure or omission to give any notice of redemption under this Section 7.3 to less than 10% of the holders of Exchangeable Shares (other than the Trust and Trust Subsidiary) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

7.4 On or after the applicable Redemption Date and subject to the exercise by the Trust or Trust Subsidiary of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder at the address of

the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided.

7.5 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

7.6 Subject to Section 7.7, the Trust and Trust Subsidiary shall each have the overriding right (the "**Redemption Call Right**"), notwithstanding any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 7, to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust, Trust Subsidiary or any other Subsidiary of the Trust) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by whichever of the Trust or Trust Subsidiary is exercising such right (in this Article 7, the "**RCR Exercising Party**") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the applicable Redemption Date, in accordance with Section 7.8 of these share provisions. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. In the event of the exercise of the Redemption Call Right, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

7.7 Trust Subsidiary shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which the Trust has not exercised its Redemption Call Right. To exercise the Redemption Call Right, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right at least 45 days before the applicable Redemption Date. The Corporation will cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not either of the Trust or Trust Subsidiary has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party will on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, the number of Exchangeable Shares that were to have been redeemed pursuant to this Article 7 for a price per Exchangeable Share equal to the Redemption Price.

7.8 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Trust Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) in payment of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than the Trust and Trust Subsidiary) will be limited to receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation will cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither the Trust nor Trust Subsidiary exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 7.1 of these share provisions.

## ARTICLE 8
## PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of Common Shares or cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

## ARTICLE 9
## VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

## ARTICLE 10
## AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares beneficially owned by the Trust, any Trust Subsidiary or any affiliate of the Trust) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 10% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares beneficially owned by the Trust, any Trust subsidiary or any affiliate of the Trust) such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

## ARTICLE 11
## RECIPROCAL CHANGES, ETC. IN RESPECT OF TRUST UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Trust Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis as follows:

(a) the Trust will not:

(i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units, except as contemplated by Section 5.8 of the Trust Indenture; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units (A) units or securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units), (B) rights, options or warrants other than those referred to in subsection 11.1(a)(ii) above, (C) evidences of indebtedness of the Trust, or (D) assets of the Trust;

unless:

(iv) one or both of the Trust and the Corporation issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi) it has received the prior written approval of the Corporation and the approval of the holders of the Exchangeable Shares;

(b) the Trust will not:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(ii) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units, except as contemplated by Section 3.9 of the Trust Indenture; or

(iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless

(iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v) it has received the prior written approval of the Corporation and the approval of the holders of the Exchangeable Shares; and

(c) the Trust will ensure that the record date for any event referred to in Section 11.1(a) or 11.1(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by the Trust (with simultaneous notice thereof to be given by the Trust to the Corporation). The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

## ARTICLE 12
## ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1 The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, the Trust and Trust Subsidiary with all provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to the Corporation, the Trust and Trust Subsidiary, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreements.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreements for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreements as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreements which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

## ARTICLE 13
## LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the Voting Rights and the Exchange Rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of the Trust and Trust Subsidiary, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of the Trust and Trust Subsidiary as therein provided.

13.3 The Corporation, the Trust, Trust Subsidiary and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, the Trust, Trust Subsidiary or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation, the Trust, Trust Subsidiary and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, the Trust, Trust Subsidiary or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, the Trust, Trust Subsidiary or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

13.4 For greater certainty, any payments to holders of Exchangeable Shares shall be net of applicable taxes, if any, and the payor shall not be obliged to gross up or increase the amount of such payment which would otherwise be made to take into account such taxes. Any such taxes which have been withhold or deducted by the payor thereof shall be remitted to the applicable tax authority within the time required for such remittance.

## ARTICLE 14
## SPECIFIED AMOUNT

14.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) is $●. ***[Such amount to be determined shortly before the Effective Time.]***

## ARTICLE 15
## NON-RESIDENT HOLDERS

15.1 Notwithstanding anything contained herein, the obligation of the Corporation, the Trust or Trust Subsidiary to pay the Retraction Price, Liquidation Price or Redemption Price in respect of the Exchangeable Shares which are held by a U.S. Person or a resident of any other foreign country will be satisfied by delivering the Trust Units which would have been received by the affected holder to the Transfer Agent, who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

## ARTICLE 16
## NOTICES

16.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

16.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. The method of such presentation and surrender of certificates shall be at the sole risk of the holder.

16.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be, or intended to be, taken by the Corporation pursuant thereto.

## SCHEDULE I TO SERIES A EXCHANGEABLE SHARE PROVISIONS

## NOTICE OF RETRACTION

## AND EXERCISE OF EXCHANGE RIGHTS

To FET Resources Ltd. (the "**Corporation**"), Focus Energy Trust (the "**Trust**") and FET ExchangeCo Ltd. ("**Trust Subsidiary**")

This notice is given pursuant to Article 6 of the provisions (the "**Share Provisions**") attaching to the Series A Exchangeable Shares of the Corporation represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with Article 6 of the Share Provisions:

_____ all share(s) represented by this certificate; or

_____ share(s) only of the shares represented by this certificate.

NOTE: The Retraction Date shall be on the date provided in the Share Provisions.

The undersigned acknowledges the overriding Retraction Call Right of the Trust or Trust Subsidiary to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to the Trust and Trust Subsidiary in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 6.3 of the Share Provisions. This Retraction Request, and this offer to sell the Retracted Shares to the Trust and Trust Subsidiary, may be revoked and withdrawn by the undersigned only by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date. Unless the following box is checked, in the event that neither the Trust nor Trust Subsidiary exercises the Retraction Call Right, the undersigned hereby instructs the Trustee to exercise the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase from the undersigned the Exchangeable Shares referred to above:

☐ The Undersigned hereby elects to NOT exercise the Exchange Rights in the circumstances described above.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase on the Retraction Date the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to the Corporation, the Trust and Trust Subsidiary that the undersigned is (*circle one*):

(a) not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada); or

(b) a non-resident of Canada for the purposes of the *Income Tax Act* (Canada) and has delivered a certificate issued by the Canada Customs and Revenue Agency pursuant to section 116 of the *Income Tax Act* (Canada) having a "certificate limit" (as defined therein) of not less than the fair market value of the securities to be received by the undersigned in connection with this Notice (such certificate being herein called the "**Certificate**"), or if a Certificate has not been delivered, the undersigned has delivered to the Corporation sufficient funds to enable the Corporation, the Trust or Trust Subsidiary, as the case may be, to comply with section 116 of the *Income Tax Act* (Canada) and remit the required amount to the Receiver General of Canada and the undersigned acknowledges that any such amounts shall be treated for all purposes as having been paid to the undersigned.

The undersigned hereby represents and warrants to the Corporation, the Trust and Trust Subsidiary that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by the Corporation, the Trust or Trust Subsidiary, as the case may be, free and clear of all liens, claims and encumbrances.

| | | |
|---|---|---|
| _______________ | ______________________________ | ________________________________________ |
| (Date) | (Signature of Shareholder) | (Guarantee of Signature) |

_____ Please check if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date: ________________

Name of Person in Whose Name Securities or Cheque(s)
Are to be Registered, Issued or Delivered (please print): ________________________________

Street Address or P.O. Box: ________________________________

Signature of Shareholder: ________________________________

Social Insurance Number: ________________________________

City, Province and Postal Code: ________________________________

Signature Guaranteed by: ________________________________

NOTE: If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Corporation represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

# APPENDIX E

# SUPPORT AGREEMENT

# SUPPORT AGREEMENT

**MEMORANDUM OF AGREEMENT** made as of the ● day of August, 2002.

**AMONG:**

**FOCUS ENERGY TRUST**, a trust organized under the laws of Alberta (hereinafter referred to as the "**Trust**")

- and -

**FET RESOURCES LTD.**, a corporation incorporated under the laws of Alberta (hereinafter referred to as "**AcquisitionCo**")

**WHEREAS** in connection with an arrangement agreement (the "**Arrangement Agreement**") made as of July 16, 2002 between the Trust, Storm Energy Inc., Storm Energy Ltd. and AcquisitionCo, it was agreed that on the Effective Date (as defined in the Arrangement Agreement), the Trust and AcquisitionCo would enter into a support agreement containing the terms and conditions set forth in Exhibit 3 to the Arrangement Agreement together with such other terms and conditions as may be agreed by the parties acting reasonably;

**AND WHEREAS** under the Arrangement Agreement, it is contemplated that Exchangeable Shares may be issued by AcquisitionCo, having the attributes described in the Arrangement Agreement;

**AND WHEREAS** the parties hereto desire to make appropriate provision and to establish a procedure whereby the Trust will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered Trust Units in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

**NOW THEREFORE** in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

## ARTICLE 1
## DEFINITIONS AND INTERPRETATION

### 1.1 Defined Terms

In this Agreement, the term "Share Provisions" means the rights, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in Articles of AcquisitionCo. Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

### 1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

### 1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

### 1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

## ARTICLE 2
## COVENANTS OF TRUST AND ACQUISITIONCO

### 2.1 Covenants of the Trust Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, the Trust agrees that:

(a) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 5 of the Share Provisions;

(b) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 6 or Article 7 of the Share Provisions, as the case may be; and

(c) the Trust will not exercise any vote as a direct or indirect shareholder of AcquisitionCo to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

### 2.2 Notification of Certain Events

In order to assist the Trust to comply with its obligations hereunder, AcquisitionCo will give the Trust notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of (i) receipt by AcquisitionCo of notice of, and (ii) AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by AcquisitionCo of a Retraction Request;

(d) at least 45 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares; and

(f) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of

winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

### 2.3 Delivery of Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Trust Units to any holder of Exchangeable Shares, the Trust shall forthwith issue and deliver the requisite Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct. All such Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest. The Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued trust units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AcquisitionCo to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Share Provisions and under any other security or commitment pursuant to which the Trust may now or hereafter be required to issue Trust Units.

### 2.4 Qualification of Trust Units

The Trust and AcquisitionCo covenant that if any Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be issued and delivered hereunder (including for greater certainty, pursuant to the Share Provisions, the Liquidation Amount, the Liquidation Call Right, the Exchange Rights, the Automatic Exchange Right (as that term is defined in the Voting and Exchange Trust Agreement), the Retraction Call Right, the Redemption Price or the Redemption Call Right) require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "**Applicable Laws**") before such securities (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) may be delivered by the Trust or Trust Subsidiary to the initial holder thereof (other than AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian federal or provincial securities law), the Trust and Trust Subsidiary will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be and remain duly registered, qualified or approved. The Trust represents and warrants that it has in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of the Trust for the purposes of Canadian federal and provincial securities law). The Trust will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be delivered hereunder to be listed, quoted or posted for trading on The Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

### 2.5 Equivalence

(a) The Trust will not:

(i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units, except as contemplated by Section 5.8 of the Trust Indenture; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units (A) units or securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units), (B) rights, options or warrants other than those referred to in subsection 2.5(a)(ii) above, (C) evidences of indebtedness of the Trust or (D) assets of the Trust;

unless:

(iv) one or both of the Trust and AcquisitionCo issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi) such issuance or distribution is made in connection with a distribution reinvestment plan instituted for holders of Trust Units or a unitholder rights protection plan for holders of Trust Units approved by the board of directors of AcquisitionCo; or

(vii) it has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares.

(b) The Trust will not:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(ii) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units, except as contemplated by Section 3.9 of the Trust Indenture; or

(iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless:

(iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v) it has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares.

(c) The Trust will ensure that the record date for any event referred to in section 2.5(a) or 2.5(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by the Trust (with simultaneous notice thereof to be given by the Trust to AcquisitionCo).

**2.6 Tender Offers, Etc.**

In the event that a take-over bid or similar transaction with respect to Trust Units (a "**Bid**") is proposed by the Trust or is proposed to the Trust or the holders of Trust Units, and is recommended by the Trust, or is otherwise effected or to be effected with the consent or approval of the Trust, the Trust shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Trust Units, without discrimination, including, without limiting the generality of the foregoing, the Trust will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by the Trust or where the Trust is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any

such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

### 2.7 Ownership of Outstanding Shares

The Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, Trust Subsidiary or any of their respective affiliates, the Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo. Notwithstanding the foregoing, the Trust shall not be in violation of this Section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of the Trust.

### 2.8 Trust Not to Vote Exchangeable Shares

The Trust covenants and agrees that it will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by the Trust, Trust Subsidiary or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. The Trust further covenants and agrees that it will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

### 2.9 Due Performance

On and after the Effective Date, the Trust shall duly and timely perform all of its obligations provided for in connection with the Arrangement and the Articles of AcquisitionCo, including any obligations that may arise upon the exercise of the Trust's or Trust Subsidiary's rights under the Share Provisions.

## ARTICLE 3
## TRUST SUCCESSORS

### 3.1 Certain Requirements in Respect of Combination, etc.

The Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "**Trust Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

### 3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, Trust Successor and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust under this agreement in the name of the Trust or otherwise.

### 3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of the Trust with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this Article 3.

## ARTICLE 4
## GENERAL

### 4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than the Trust or any of its Subsidiaries or affiliates.

### 4.2 Changes in Capital of the Trust and AcquisitionCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.5 or 2.6 hereof, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

### 4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

### 4.4 Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by AcquisitionCo and the Trust and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

### 4.5 Ministerial Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of the Trust or both for the protection of the holders of the Exchangeable Shares provided that the Trustee of the Trust and its counsel and the Board of Directors of AcquisitionCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares; or

(b) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that Trustee of the Trust and its counsel and the Board of Directors of AcquisitionCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

### 4.6 Meeting to Consider Amendments

AcquisitionCo, at the request of the Trust shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

### 4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

### 4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

### 4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a) if to the Trust to:

3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: Derek Evans

(b) if to AcquisitionCo to:

3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: President

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

### 4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

### 4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

### 4.12 Attornment

Each of the Trust and AcquisitionCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or

proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

**4.13 Trustee**

AcquisitionCo acknowledges that Valiant Trust Company is entering into this agreement solely in its capacity as trustee of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Valiant Trust Company or any of the Trust Unitholders and that any recourse against the Trust or any Trust Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

**IN WITNESS WHEREOF** the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

**VALIANT TRUST COMPANY as trustee for and on behalf of FOCUS ENERGY TRUST**

Per: ______________________________

Per: ______________________________

**FET RESOURCES LTD.**

Per: ______________________________

Per: ______________________________

APPENDIX F

VOTING AND EXCHANGE TRUST AGREEMENT

VOTING AND EXCHANGE TRUST AGREEMENT

**MEMORANDUM OF AGREEMENT** made as of the ● day of August, 2002.

**AMONG:**

**FOCUS ENERGY TRUST**, a trust organized under the laws of Alberta (hereinafter referred to as the "**Trust**"),

- and -

**FET RESOURCES LTD.**, a corporation incorporated under the laws of Alberta (hereinafter referred to as "**AcquisitionCo**"),

- and -

**FET EXCHANGECO LTD.**, a corporation incorporated under the laws of Alberta (hereinafter referred to as "**Trust Subsidiary**"),

- and -

**VALIANT TRUST COMPANY**, a trust company incorporated under the laws of Alberta (hereinafter referred to as "**Trustee**"),

**WHEREAS** in connection with an arrangement agreement (the "**Arrangement Agreement**") made as of July 16, 2002 between the Trust, Storm Energy Inc., Storm Energy Ltd. and AcquisitionCo, it was agreed that on the Effective Date (as defined in the Arrangement Agreement), the Trust and AcquisitionCo would enter into a voting and exchange trust agreement containing the terms and conditions set forth in Exhibit 4 to the Arrangement Agreement together with such other terms and conditions as may be agreed by the parties acting reasonably; it is contemplated that AcquisitionCo will directly or indirectly acquire the issued and outstanding common shares of Storm Energy Inc.;

**AND WHEREAS** under the Arrangement Agreement, it is contemplated that exchangeable shares of AcquisitionCo ("**Exchangeable Shares**") may be issued by AcquisitionCo, having the attributes described in the Arrangement Agreement including certain exchange rights and voting rights to be created for the benefit of the holders of Exchangeable Shares from time to time;

**AND WHEREAS** these recitals are made by the Trust and AcquisitionCo but not by the Trustee;

**NOW THEREFORE** in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

## ARTICLE 1
## DEFINITIONS AND INTERPRETATION

### 1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

"**Act**" means the *Business Corporations Act* (Alberta), as amended.

"**Affiliate**" has the meaning given to that term in the Securities Act.

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Trust Unitholders are entitled to vote, consent or otherwise act, the product of (i) the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of all Exchangeable Shares issued and outstanding and held by Beneficiaries multiplied by (ii) the Equivalent Vote Amount.

"**Automatic Exchange Rights**" means the benefit of the obligation of the Trust or Trust Subsidiary to effect the automatic exchange of Exchangeable Shares for Trust Units pursuant to Section 5.12(c).

"**Beneficiary Votes**" has the meaning ascribed thereto in Section 4.2.

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than the Trust or any of its Subsidiaries.

"**Board of Directors**" means the Board of Directors of AcquisitionCo.

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada.

"**Call Rights**" has the meaning given to that term in the Share Provisions.

"**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the ten trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"**Effective Date**" has the meaning given to that term in the Share Provisions.

"**Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which holders of Trust Unitholders are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Trust Unit is entitled with respect to such matter, proposition or question.

"**Exchange Ratio**" has the meaning given to that term in the Share Provisions.

"**Exchange Rights**" has the meaning given to that term in Section 5.1.

"**Exchange Rights Trigger Event**" has the meaning given to that term in Section 5.1.

"**Exchangeable Shares**" means the Series A Exchangeable Shares in the capital of AcquisitionCo, having the rights, privileges, restrictions and conditions set out in the Share Provisions.

"**Indemnified Parties**" has the meaning given to that term in Section 8.1.

"**Insolvency Event**" means the institution by AcquisitionCo of any proceeding to be adjudicated to be bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by AcquisitionCo to contest in good faith any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any

such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6.6 of the Share Provisions.

"**Liquidation Event**" has the meaning given to that term in Section 5.12(b).

"**Liquidation Event Effective Date**" has the meaning given to that term in Section 5.12(c).

"**List**" has the meaning given to that term in Section 4.6.

"**Officer's Certificate**" means, with respect to Trust Subsidiary or AcquisitionCo, as the case may be, a certificate signed by any officer or director of Trust Subsidiary or AcquisitionCo, as the case may be.

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status.

"**Redemption Call Right**" has the meaning given to that term in the Share Provisions.

"**Retracted Shares**" has the meaning given to that term in Section 5.7.

"**Retraction Call Right**" has the meaning given to that term in the Share Provisions.

"**Securities Act**" means the *Securities Act* (Alberta), as amended.

"**Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the Articles of AcquisitionCo.

"**Special Voting Right**" means the special voting right of the Trust issued by the Trust to and deposited with the Trustee, which, commencing on the first day of the calendar month which immediately follows the Effective Date, entitles the Beneficiaries to a number of votes at meetings of Trust Unitholders equal to the Aggregate Equivalent Vote Amount.

"**Subsidiary**" has the meaning given to that term in the Share Provisions.

"**Support Agreement**" means that certain support agreement made as of even date herewith among the Trust and AcquisitionCo.

"**TSX**" means the Toronto Stock Exchange.

"**trust**" means the trust created by this Agreement.

"**Trust**" means Focus Energy Trust, a trust organized under the laws of Alberta.

"**Trust Estate**" means the Special Voting Right, any other securities, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

"**Trust Affiliates**" means Affiliates of the Trust.

"**Trust Consent**" has the meaning given to that term in Section 4.2.

"**Trust Meeting**" has the meaning given to that term in Section 4.2.

"**Trust Successor**" has the meaning given to that term in Section 10.1(a).

"**Trust Unitholders**" means holders of Trust Units.

"**Trust Units**" means the units of the Trust as constituted on the date hereof.

"**Trust Indenture**" has the meaning given to that term in the Share Provisions.

"**Trustee**" means Valiant Trust Company and, subject to the provisions of Article 9, includes any successor trustee.

### 1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

### 1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

### 1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

## ARTICLE 2
## PURPOSE OF AGREEMENT

### 2.1 Establishment of Trust

The purpose of this Agreement is to create the trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Right, the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

## ARTICLE 3
## SPECIAL VOTING RIGHT

### 3.1 Issue and Ownership of the Special Voting Right

The Trust has issued to and has deposited with the Trustee, the Special Voting Right to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. The Trust hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Right by the Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Right, provided that the Trustee shall:

(a) hold the Special Voting Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Right, and the Special Voting Right shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

### 3.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Special Voting Right with respect to the Exchangeable Shares held by a Beneficiary.

### 3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Right shall at all times be held in safe keeping by the Trustee.

## ARTICLE 4
## EXERCISE OF SPECIAL VOTING RIGHT

### 4.1 Special Voting Right

The Trustee, as the holder of record of the Special Voting Right, shall be entitled to all of the votes represented by the Special Voting Right, including the right to vote in person or by proxy the Special Voting Right on any matters, questions, proposals or propositions whatsoever that may properly come before the Trust Unitholders at a Trust Meeting or in connection with a Trust Consent. The Special Voting Right shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15:

(a) the Trustee shall exercise the Special Voting Right only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Trust Meeting is held or a Trust Consent is sought; and

(b) to the extent that no instructions are received from a Beneficiary with respect to the votes relating to the Special Voting Right to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such votes relating to the Special Voting Right.

### 4.2 Number of Votes

With respect to all meetings of Trust Unitholders at which holders of Trust Units are entitled to vote (a "**Trust Meeting**") and with respect to all written consents sought by the Trust from Trust Unitholders (a "**Trust Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise the number of votes comprised in the Special Voting Right that relate to each Exchangeable Share owned of record by such Beneficiary on the record date established by the Trust or by applicable law for such Trust Meeting or Trust Consent, as the case may be (the "**Beneficiary Votes**"), in respect of each matter, question, proposal or proposition to be voted on at such Trust Meeting or in connection with such Trust Consent.

### 4.3 Mailings to Unitholders

With respect to each Trust Meeting and Trust Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as the Trust utilizes in communications to Trust Unitholders, subject to applicable regulatory requirements, and provided such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries named in the List referred to in Section 4.6, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by the Trust to Trust Unitholders:

(a) a copy of such notice, together with any related materials, including, without limitation, any proxy or information statement, to be provided to Trust Unitholders;

(b) a statement of the current Exchange Ratio;

(c) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trust Meeting or Trust Consent or, pursuant to Section 4.7, to attend such Trust Meeting and to exercise personally the Beneficiary Votes thereat;

(d) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i) a proxy to such Beneficiary or designee thereof to exercise personally the Beneficiary Votes; or

(ii) a proxy to a designated agent or other representative of the Trust to exercise such Beneficiary Votes;

(e) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(f) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(g) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trust Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

The materials referred to above are to be provided by the Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Trust Meeting or Trust Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by the Trust or by applicable law for purposes of determining Trust Unitholders entitled to vote at such Trust Meeting or to give written consent in connection with such Trust Consent. The Trust will notify the Trustee of any decision with respect to the calling of any Trust Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

**4.4 Copies of Unitholder Information**

The Trust will deliver to the Trustee copies of all proxy materials (including notices of Trust Meetings, but excluding proxies to vote Trust Units), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to Trust Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Trust Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of the Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by the Trust) received by the Trustee from the Trust contemporaneously with the sending of such materials to Trust Unitholders. The Trustee will also make copies of all such material available for inspection by any Beneficiary at the Trustee's principal office in Calgary.

**4.5 Other Materials**

As soon as reasonably practicable after receipt by the Trust or any Trust Unitholder (if such receipt is known by the Trust) of any material sent or given by or on behalf of a third party to Trust Unitholders generally, including without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), the Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of the Trust, copies of all such materials received by the Trustee from the Trust. The Trustee will also make copies of all such material available for inspection by any Beneficiary at the Trustee's principal office in Calgary.

**4.6 List of Persons Entitled to Vote**

AcquisitionCo shall, (i) prior to each annual, general or special Trust Meeting or the seeking of any Trust Consent, and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "**List**") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified

by the Trustee in such request or, in the case of a List prepared in connection with a Trust Meeting or a Trust Consent, at the close of business on the record date established by the Trust or pursuant to applicable law for determining the Trust Unitholders entitled to receive notice of and/or to vote at such Trust Meeting or to give consent in connection with such Trust Consent. Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. The Trust agrees to give AcquisitionCo notice (with a copy to the Trustee) of the calling of any Trust Meeting or the seeking of any Trust Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AcquisitionCo to perform its obligations under this Section 4.6.

**4.7 Entitlement to Direct Votes**

Any Beneficiary named in a List prepared in connection with any Trust Meeting or Trust Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled, or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

**4.8 Voting by Trustee and Attendance of Trustee Representative at Meeting**

(a) In connection with each Trust Meeting and Trust Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b) The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for the Special Voting Right to attend each Trust Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting, or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

**4.9 Distribution of Written Materials**

Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as the Trust utilizes in communications to Trust Unitholders subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of AcquisitionCo. AcquisitionCo shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a) a current List; and

(b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

The materials referred to above are to be provided by the Trust to the Trustee, but shall be subject to review and comment by the Trustee.

### 4.10 Termination of Special Voting Right

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to the Trust, and such Beneficiary Votes and the Special Voting Right represented thereby shall cease immediately, upon the delivery by such holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless, in either case, the Trust shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 6 or Article 7 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AcquisitionCo pursuant to Article 5 of the Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by the Trust or Trust Subsidiary pursuant to the exercise by the Trust or Trust Subsidiary of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right, or upon the purchase of Exchangeable Shares from the holder thereof by AcquisitionCo pursuant to Article 5 of the Share Provisions.

## ARTICLE 5
## EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

### 5.1 Grant and Ownership of the Exchange Right

Each of the Trust and Trust Subsidiary hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "**Exchange Rights**"), upon the occurrence and during the continuance of:

  (i) an Insolvency Event; or

  (ii) circumstances in which the Trust and Trust Subsidiary may exercise any of the Call Rights, but elect not to exercise such Call Right;

  (any such occurrence being an "**Exchange Rights Trigger Event**") to require the Trust or Trust Subsidiary to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights;

all in accordance with the provisions of this Agreement. Each of the Trust and Trust Subsidiary hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by the Trust and Trust Subsidiary to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

### 5.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

**5.3 General Exercise of Exchange Rights**

The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

**5.4 Purchase Price**

The purchase price payable by the Trust or Trust Subsidiary, as applicable, for each Exchangeable Share to be purchased by the Trust or Trust Subsidiary, as applicable, under the Exchange Rights shall be an amount per share equal to the product of a Current Market Price of a Trust Unit on the last Business Day prior to the closing of the purchase and sale of such Exchangeable Share under the Exchange Rights and the Exchange Ratio as at such closing date. In connection with each exercise of the Exchange Rights, AcquisitionCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Trust or Trust Subsidiary, as applicable, issuing and delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Rights.

**5.5 Exercise Instructions**

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AcquisitionCo. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires the Trust to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AcquisitionCo and such additional documents and instruments as the Trustee, AcquisitionCo, the Trust and Trust Subsidiary may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by the Trust or Trust Subsidiary, as applicable free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued, and (iv) the names and addresses of the persons to whom such new certificates should be delivered and (b) payment (or evidence satisfactory to the Trustee, the Trust, Trust Subsidiary and AcquisitionCo of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by the Trust or Trust Subsidiary under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AcquisitionCo.

**5.6 Delivery of Trust Units; Effect of Exercise**

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires the Trust or Trust Subsidiary to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer, the Trustee shall notify the Trust and AcquisitionCo of its receipt of the same, which notice to the Trust and AcquisitionCo shall constitute exercise of the

Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and the Trust or Trust Subsidiary, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the number of Trust Units issuable in connection with the exercise of the Exchange Rights and the payment of the total purchase price therefor without interest (but less any amounts withheld pursuant to Section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, the Trust, Trust Subsidiary and AcquisitionCo of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to the Trust and AcquisitionCo of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to the Trust all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the holder's proportionate part of the total purchase price therefor, unless the requisite number of Trust Units is not allotted, issued and delivered by the Trust or Trust Subsidiary to the Trustee on the applicable payment date therefor, in which case the rights of the Beneficiary shall remain unaffected until such Trust Units are so allotted, issued and delivered, and the balance of the purchase price, if any, has been paid, by the Trust or Trust Subsidiary. Upon delivery by the Trust or Trust Subsidiary to the Trustee of such Trust Units, and the balance of the purchase price, if any, the Trustee shall deliver such Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units delivered to it pursuant to the Exchange Rights.

### 5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised the right under Article 6 of the Share Provisions to require AcquisitionCo to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "**Retracted Shares**") and is notified by AcquisitionCo pursuant to Section 6.6 of the Share Provisions that AcquisitionCo will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither the Trust nor Trust Subsidiary shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AcquisitionCo pursuant to Section 6.1 of the Share Provisions and provided further that the Trustee has received written notice of same from the Trust, Trust Subsidiary or AcquisitionCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AcquisitionCo is unable to redeem. In any such event, AcquisitionCo hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AcquisitionCo or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 6.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AcquisitionCo is not permitted to redeem and will require the Trust or Trust Subsidiary to purchase such shares in accordance with the provisions of this Article 5.

### 5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to the Trust or Trust Subsidiary pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary (a) shall pay (and none of the Trust, Trust Subsidiary, AcquisitionCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or (b) shall have evidenced to the satisfaction of the Trustee, the Trust, Trust Subsidiary and AcquisitionCo that such taxes, if any, have been paid.

### 5.9 Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of an Exchange Rights Trigger Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, the Trust, Trust Subsidiary or AcquisitionCo shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from the Trust, Trust Subsidiary or AcquisitionCo of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of the Trust (such funds to be received in advance), a notice of such Exchange Rights Trigger Event in the form provided by the Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

### 5.10 Qualification of Trust Units

The Trust covenants that if any Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian, federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of the Trust or Trust Subsidiary to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian provincial securities law), the Trust will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Trust Units to be and remain duly registered, qualified or approved. The Trust will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Trust Units have been listed and remain listed and are quoted or posted for trading at such time.

### 5.11 Trust Units

The Trust hereby represents, warrants and covenants that the Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. The Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.6 of the Support Agreement) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AcquisitionCo to meet its obligations hereunder, under the Support Agreement, under the Exchangeable Share Provisions and under any other security or commitment pursuant to the Offer with respect to which the Trust may now or hereafter be required to issue Trust Units.

### 5.12 Automatic Exchange on Liquidation of the Trust

(a) The Trust will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Trust or to effect any other distribution of assets of the Trust among its unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of (A) receipt by the Trust of notice of, and (B) the Trust otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among its unitholders for

the purpose of winding up its affairs, in each case where the Trust has failed to contest in good faith any such proceeding commenced in respect of the Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from the Trust of notice of any event (a "**Liquidation Event**") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by the Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Trust Units in the distribution of assets of the Trust in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the "**Liquidation Event Effective Date**") of a Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Trust Units. To effect such automatic exchange, the Trust or Trust Subsidiary shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share equal to the product of the Current Market Price of a Trust Unit on the fifth Business Day prior to the Liquidation Event Effective Date and the Exchange Ratio as at the fifth Business Day prior to the Liquidation Event Effective Date. AcquisitionCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Trust and Trust Subsidiary delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio as at the fifth Business Day prior to the Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Liquidation Event Effective Date: (i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Trust Units shall be deemed to have occurred; (ii) each Beneficiary shall be deemed to have transferred to the Trust or Trust Subsidiary, as determined by the Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate; (iii) any right of each such Beneficiary to receive declared and unpaid dividends from AcquisitionCo shall be deemed to be satisfied and discharged; (iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and (v) the Trust or Trust Subsidiary, as applicable shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Trust Units issuable upon the automatic exchange of Exchangeable Shares for Trust Units, without any interest and less any amounts withheld pursuant to Section 5.13. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with the Trust or Trust Subsidiary, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as the Trust and Trust Subsidiary may reasonably require, the Trust or Trust Subsidiary, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Trust Units of which the Beneficiary is the holder.

**5.13 Withholding Rights**

The Trust, Trust Subsidiary and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Trust Units such amounts as the Trust, Trust Subsidiary or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in

respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Trust, Trust Subsidiary and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Trust, Trust Subsidiary or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and the Trust, Trust Subsidiary or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

**5.14 No Fractional Entitlements**

Notwithstanding anything contained in this Agreement, including, without limitation, Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of, a Beneficiary) shall be entitled to, and the Trust and Trust Subsidiary will not deliver, fractions of Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Trust Unit, the Beneficiary (or the Trustee, on behalf of the Beneficiary) shall be entitled to receive that number of Trust Units that has been rounded down to the nearest whole number of Trust Units.

## ARTICLE 6
## CONCERNING THE TRUSTEE

**6.1 Powers and Duties of the Trustee**

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Right as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from the Trust as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of the Trust and AcquisitionCo under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement, except as otherwise provided by applicable law.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

**6.2 No Conflict of Interest**

The Trustee represents to the Trust and AcquisitionCo that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Article 6, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Article 6, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as Trustee hereunder,

**6.3 Dealings with Transfer Agents, Registrars, etc.**

The Trust and AcquisitionCo irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Trust Units; and

(b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of Trust Units, and any subsequent transfer agent of such securities, the certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

AcquisitionCo and the Trust irrevocably authorize their respective registrars and transfer agents to comply with all such requests. The Trust covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

**6.4 Books and Records**

The Trustee shall keep available for inspection by the Trust and AcquisitionCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Right, Exchange Right and the Automatic Exchange Rights. On or before January 15, 2003, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to the Trust and AcquisitionCo a brief report, dated as of the preceding December 31st, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance by the Trust of Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

### 6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded.

In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to the Trust and AcquisitionCo). If requested by the Trustee, the Trust and AcquisitionCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

### 6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Right pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Right pursuant to Article 4, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

### 6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Special Voting Right, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

### 6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions or reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such lists, mailing labels, notices, statutory declarations, certificates, opinions or reports or other papers or documents comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

### 6.9 Evidence and Authority to Trustee

The Trust and/or AcquisitionCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by the Trust and/or AcquisitionCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Special Voting Right or the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of the Trust, Trust Subsidiary and/or AcquisitionCo promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives the Trust and/or AcquisitionCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of the trustee of the Trust and/or AcquisitionCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Special Voting Right or the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of the Trust, Trust Subsidiary and/or AcquisitionCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the trustee of the Trust and/or a director, officer or employee of AcquisitionCo it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

### 6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by the Trust, Trust Subsidiary or AcquisitionCo or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

### 6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AcquisitionCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AcquisitionCo. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AcquisitionCo, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, bank or trust company for so depositing such moneys.

### 6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

### 6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Trust and/or AcquisitionCo or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

### 6.14 Authority to Carry on Business

The Trustee represents to the Trust and AcquisitionCo that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Special Voting Right, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

### 6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Special Voting Right, and any Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Special Voting Right, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Special Voting Right, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

**6.16 Acceptance of Trust**

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

## ARTICLE 7
## COMPENSATION

**7.1 Fees and Expenses of the Trustee**

The Trust and AcquisitionCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts, agents and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that the Trust and AcquisitionCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence or willful misconduct.

## ARTICLE 8
## INDEMNIFICATION AND LIMITATION OF LIABILITY

**8.1 Indemnification of the Trustee**

The Trust and AcquisitionCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the "**Indemnified Parties**") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by the Trust or AcquisitionCo pursuant hereto.

In no case shall the Trust or AcquisitionCo be liable under this indemnity for any claim against any of the Indemnified Parties unless the Trust and AcquisitionCo shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, the Trust and AcquisitionCo shall be entitled to participate at their own expense in the defence and, if the Trust and AcquisitionCo so elect at any time after receipt of such notice, any of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by the Trust or AcquisitionCo; or (ii) the named parties to any such suit include both the Trustee and the Trust or AcquisitionCo and the Trustee shall have been advised by counsel acceptable to the Trust or AcquisitionCo that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to the Trust or AcquisitionCo and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case the Trust and AcquisitionCo shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee and the termination of the Trust.

### 8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, willful misconduct or bad faith on the part of the Trustee.

## ARTICLE 9
## CHANGE OF TRUSTEE

### 9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the Trust and AcquisitionCo specifying the date on which it desires to resign, provided that such notice shall not be given less than sixty (60) days before such desired resignation date unless the Trust and AcquisitionCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the Trust and AcquisitionCo shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, the Trust and AcquisitionCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

### 9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than sixty (60) days' prior notice by written instrument executed by the Trust and AcquisitionCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee; provided that, in connection with such removal, provision is made for a replacement trustee similar to that contemplated in Section 9.1.

### 9.3 Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to the Trust and AcquisitionCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of the Trust and AcquisitionCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, the Trust, AcquisitionCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

### 9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, the Trust or AcquisitionCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If the Trust or AcquisitionCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Trust and AcquisitionCo.

## ARTICLE 10
## TRUST SUCCESSORS

### 10.1 Certain Requirements in Respect of Combination, etc.

The Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "**Trust Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Trust under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

### 10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trust Successor and AcquisitionCo shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust under this Agreement in the name of the Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of the trustee of the Trust or any officers of the trustee of the Trust on behalf of the trustee of the Trust may be done and performed with like force and effect by the directors or officers of such Trust Successor or of its trustee.

### 10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of the Trust with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this Article 10.

## ARTICLE 11
## AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

### 11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by the Trust, AcquisitionCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

### 11.2 Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of AcquisitionCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of AcquisitionCo and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Board of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to the Trust, AcquisitionCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of AcquisitionCo shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

**11.3 Meeting to Consider Amendments**

AcquisitionCo, at the request of the Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval of the Beneficiaries pursuant hereto.

Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all applicable laws.

**11.4 Changes in Capital of the Trust and AcquisitionCo**

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

**11.5 Execution of Supplemental Trust Agreements**

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AcquisitionCo (when authorized by a resolution of its Board of Directors), the Trust and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Trust Successors and the covenants of and obligations assumed by each such Trust Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Special Voting Right, the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to the Trust, Trust Subsidiary, AcquisitionCo, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

## ARTICLE 12
## TERMINATION

### 12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of the Trust and AcquisitionCo elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of Her Majesty Queen Elizabeth II of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

### 12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

## ARTICLE 13
## GENERAL

### 13.1 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

### 13.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

### 13.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to the Trust, at:

3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: Derek Evans

(b) if to the Trustee, at:

Suite 510, 550 - 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Attention: Manager, Corporate Trust Department

(c) if to AcquisitionCo, at:

3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: President

(d) if to Trust Subsidiary, at:

3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: President

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof.

**13.4 Notice to Beneficiaries**

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AcquisitionCo from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply, *mutatis mutandis*, to notices or documents as aforesaid sent to such Beneficiaries.

**13.5 Counterparts**

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

**13.6 Jurisdiction**

This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

**13.7 Attornment**

Each of the Trustee, the Trust and AcquisitionCo agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

**13.8 Performance by Subsidiary of the Trust**

Any provision in this Agreement providing for the delivery by the Trust of Trust Units or any other documents or instruments may, at the option of the Trust, be satisfied by delivery thereof by or on behalf of the Trust by a Trust Subsidiary, and in such case such delivery shall satisfy the obligations of the Trust and the rights of the Trust to acquire the corresponding Exchangeable Shares shall be deemed to have been transferred to such Trust Subsidiary.

**13.9 Trustee**

Without limiting the obligations of Valiant Trust Company as the Trustee under this Agreement, the parties hereto acknowledge that Valiant Trust Company is also party to this Agreement in its capacity as the trustee of the Trust and as such is entering into this Agreement solely in its capacity as trustee of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Valiant Trust Company or any of the Trust Unitholders and that any recourse against the Trust or any Trust Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

**IN WITNESS WHEREOF** the parties hereto have caused this Agreement to be duly executed as of the date first above written.

**VALIANT TRUST COMPANY as trustee for and on behalf of FOCUS ENERGY TRUST**

Per: ____________________________

Per: ____________________________

**FET RESOURCES LTD.**

Per: ____________________________

Per: ____________________________

**VALIANT TRUST COMPANY**

Per: ____________________________

Per: ____________________________

**FET EXCHANGECO LTD.**

Per: ____________________________

Per: ____________________________

APPENDIX G

FAIRNESS OPINION OF
TD SECURITIES INC.

**TD Securities**

**TD Securities Inc.**
Suite 800, Home Oil Tower
324 – 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

July 16, 2002

The Board of Directors
Storm Energy Inc.
1400, 255 - 5th Ave. S.W.
Calgary, Alberta
T2P 3G6

Members of the Board of Directors:

TD Securities Inc. ("TD Securities") understands that Storm Energy Inc. ("Storm") has proposed an arrangement (the "Arrangement") pursuant to which Storm will effectively be reorganized into two entities, a new mutual fund trust, Focus Energy Trust ("Trust") and a new growth oriented production company, Storm Energy Ltd. ("ExploreCo"). The Arrangement will result, through a series of transactions, in holders ("Shareholders") of common shares ("Common Shares") of Storm receiving one common share ("ExploreCo Share") of ExploreCo, plus at the election of each Shareholder (other than non-resident or tax-exempt Shareholders) either one trust unit ("Trust Unit") of the Trust or one exchangeable share ("Exchangeable Share") of FET Resources Ltd. ("AcquisitionCo") or a combination thereof, subject to an aggregate maximum of 9,000,000 Exchangeable Shares. In addition, all unexercised options to acquire Common Shares ("Options") will be cancelled and the holders ("Optionholders" and collectively, together with the Shareholders, "Securityholders") thereof shall receive from Storm in respect of each such Option, an amount in cash equal to the difference between the exercise price of such Option and the weighted average trading price of the Common Shares. The terms of, and conditions necessary to complete, the reorganization are to be set forth in the Storm management information circular to be dated July 16, 2002, (collectively, together with the related documents included therein, the "Circular"), to be mailed to all Securityholders.

Pursuant to the Arrangement:

(a) certain assets of Storm will be transferred to ExploreCo;

(b) each Common Share (other than those held by a dissenting Securityholder and those held by an Optionholder who makes the election set forth in (d) below in respect of Common Shares acquired on exercise of Options) will be exchanged with AcquisitionCo for:

 (i) one unsecured promissory note of AcquisitionCo ("Series B Note"), and

 (ii) in accordance with the election or deemed election of the holder of such Common Share (other than non-resident or tax-exempt Shareholders), one unsecured subordinated promissory note of AcquisitionCo ("Note") or one Exchangeable Share and, in the case of a non-resident or tax-exempt Shareholder, one Note;

(c) each Note will be transferred by the holder thereof to the Trust in exchange for one Trust Unit;

(d) in certain circumstances, an Optionholder who acquired Common Shares on exercise of Options will be entitled to make an election in respect of all or a portion of such Common Shares to permit the continued deferral of recognition of any employment related taxable benefit received in connection with such exercise;

(e) all unexercised Options (other than Options held by dissenting Securityholders) will be cancelled and the holders thereof will be entitled to receive from Storm in respect of each such Option an amount in cash that is equal to the difference between the exercise price of such Option and the weighted average trading price of the Common Shares;

(f) Storm and AcquisitionCo will be amalgamated and will continue under the name FET Resources Ltd. ("AmalgamationCo"); and

(g) each Series B Note will be transferred to AmalgamationCo in exchange for one ExploreCo Share.

Holders of Trust Units will, after the implementation of the Arrangement, participate in distributions from AmalgamationCo to the extent distributed by the Trust.

**ENGAGEMENT OF TD SECURITIES**

Storm retained TD Securities pursuant to an agreement dated June 12, 2002 (the "Engagement Agreement") to provide an opinion as to whether the consideration to be received by shareholders of Storm pursuant to the Arrangement is fair, from a financial point of view, to the shareholders of Storm (the "Fairness Opinion").

The Fairness Opinion is being provided to the Board of Directors of Storm (the "Board") under the terms of the Engagement Agreement. TD Securities was not engaged to prepare (and has not prepared) a formal valuation or appraisal of Storm or of any of its securities, assets or liabilities and the Fairness Opinion should not be construed as a formal valuation or appraisal. TD Securities was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement.

The Engagement Agreement provides for TD Securities to receive from Storm, for the services provided, an advisory fee, in respect of which a portion is contingent on the outcome of the Arrangement, as well as reimbursement of all reasonable out-of-pocket expenses. The fees received by TD Securities in connection with the Engagement Agreement are not material to TD Securities. Storm has agreed to indemnify TD Securities from and against certain liabilities arising out of the performance of professional services rendered to Storm by TD Securities and its personnel under the Engagement Agreement.

The Fairness Opinion is intended solely for the use of the Board with respect to the Arrangement, and, except for its inclusion in the Circular, may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person, or for any other purpose without TD Securities' prior written consent.

**CREDENTIALS OF TD SECURITIES**

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions.

The Fairness Opinion expressed herein is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

**RELATIONSHIP WITH INTERESTED PARTIES**

Neither TD Securities nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of Storm, or any of their respective associates or affiliates (collectively, the "Interested Parties"). Other than the services provided under the Engagement Agreement or as described herein, TD Securities has not been engaged to provide financial advisory services within the past two years. TD Bank may be a lender to Storm and/or other Interested Parties, and may provide other banking services to Storm and/or other Interested Parties from time to time in the ordinary course of business.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Storm, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Storm or other Interested Parties.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between TD Securities and Storm, or any other Interested Party with respect to any future business dealings. TD Securities may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and TD Bank may provide banking services to, the Trust, ExploreCo, Storm or any other Interested Party.

SCOPE OF REVIEW

In connection with the Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1. the Arrangement Agreement;

2. 2002 financial forecasts for the Trust and ExploreCo prepared by management of the Trust and ExploreCo;

3. a draft of the Circular dated July 16, 2002;

4. unaudited interim financial statements of Storm as at and for the three months ended March 31, 2002;

5. Storm's 2001 Annual Report, the audited financial statements of Storm as at and for the years ended December 31, 2001 and 2000 and prior year audited financial statements;

6. the Renewal Annual Information Form of Storm dated May 20, 2002;

7. two summary reserve engineering reports for Trust and ExploreCo, prepared by Paddock Lindstrom & Associates, both effective June 1, 2002;

8. certain non-public information regarding Storm, the Trust and ExploreCo, their business and prospects;

9. discussions with senior management of Storm with respect to, among other things, the past and future operations of Storm, Storm's competitive position in the market, the prospects of Trust and ExploreCo, pro-forma cash flows, the information referred to above and other issues deemed relevant;

10. discussions with Storm's legal counsel with respect to the structure of the Arrangement;

11. a certificate dated the date hereof, addressed to TD Securities provided by senior officers of Storm;

12. stock market trading information and other relevant public information including with respect to comparable Canadian oil and gas companies and income trusts; and

13. such other information, investigations, analysis and testing of assumptions as we considered necessary or appropriate in the circumstances.

A significant component of TD Securities' review consisted of discussions with management of Storm. However, no information of a material nature has been brought to the attention of TD Securities that has not been considered in the preparation of this Fairness Opinion.

ASSUMPTIONS AND LIMITATIONS

With the Board's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair representation of all data, advice, opinions and other information obtained by it from public sources or provided to it by Storm and its respective personnel and representatives, or otherwise (collectively the "Information"), including the certificate identified herein. The Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Subject to the exercise of professional judgment and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy or completeness of any such information.

Senior officers of Storm have represented to TD Securities in a certificate dated as of July 16, 2002 among other things, that

(i) Storm has no information or knowledge of any facts, public or otherwise, not contained in or referred to in the Information provided to TD Securities relating to Storm, the Trust, ExploreCo, any of their respective affiliates, their respective assets, liabilities, affairs, prospects or condition (financial or otherwise) or the Arrangement which would reasonably be expected to have an effect on the Fairness Opinion, including the assumptions used or the scope of the review undertaken;

(ii) the Information was, at the date the information was provided to TD Securities, and is complete, true and accurate in all material respects and did not and does not contain any untrue statement of a material fact in respect of Storm, the Trust, ExploreCo, any of their respective affiliates or the Arrangement and did not and does not omit to state a material fact in relation to Storm, the Trust, ExploreCo, any of their respective affiliates or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was provided to TD Securities;

(iii) there have been no valuations or appraisals relating to Storm or any of its affiliates or any of Storm's or its affiliates respective, securities, material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and in the possession or control of Storm which have not been provided to TD Securities or, in the case of any valuation or appraisal known to Storm which it does not have within its possession or control, notice of which has not been given to TD Securities;

(iv) no offers for or transactions involving at any one time, all or a material part of the properties and assets owned by or the securities of Storm or any of its affiliates have been made or occurred within the two years preceding the date hereof which have not been disclosed to TD Securities in connection with the Engagement;

(v) there is no plan or proposal for any, and since the dates on which the Information was provided to TD Securities there has been no, material change (as defined in the *Securities Act* (Alberta)) in the assets, liabilities, affairs, prospects or condition (financial or otherwise) of Storm or any of its affiliates which have not been disclosed to TD Securities; and

(vi) no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have an effect on the Fairness Opinion, including the assumptions used or the scope of the review undertaken.

In arriving at our Fairness Opinion, in addition to the facts and conclusions contained in the materials, information, documents, reports, representations and opinions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the arrangement, and we express no opinion on such procedures. We have with respect to all legal and tax matters relating to the Arrangement and the implementation thereof relied on advice of legal and tax counsel to Storm and express no view thereon. The Arrangement is subject to a number of conditions outside the control of Storm and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Opinion we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Circular.

In its analysis in connection with the preparation of the Fairness Opinion, TD Securities made numerous assumptions which TD Securities believes to be reasonable with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities or Storm.

The Fairness Opinion is rendered as of July 16, 2002, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Storm and its respective subsidiaries as they were reflected in the Information provided to TD Securities and as they were represented to TD Securities in its discussions with the senior management of Storm. Any changes therein may affect the Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting

portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Fairness Opinion. The Fairness Opinion has been provided solely for the use of the Board and is not intended to be, and does not constitute, a recommendation to purchase the Common Shares or construed as a recommendation to vote in favour of the Arrangement. TD Securities' conclusion as to the fairness of the consideration to be paid by Storm is based on its review of the Arrangement taken as a whole, rather than on any particular element of the Arrangement, and this Fairness Opinion should be read in its entirety.

FAIRNESS CONCLUSION

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of July 16, 2002, the consideration to be received by Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Securityholders.

Yours very truly,

signed (TD Securities Inc.)

TD SECURITIES INC.

# APPENDIX H

# INFORMATION CONCERNING EXPLÓRECO

## TABLE OF CONTENTS

## NOTICE TO READER

**As at the date hereof, ExploreCo has not carried on any active business. Pursuant to the Arrangement, ExploreCo will acquire the ExploreCo Assets from Storm coincident with the Arrangement becoming effective. The disclosure in this Appendix has been prepared assuming that the acquisition of the ExploreCo Assets is completed. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary to the Information Circular.**

## THE CORPORATION

ExploreCo was incorporated under the ABCA on July 10, 2002. ExploreCo has not carried on any active business since incorporation.

Following the completion of the Arrangement, ExploreCo will be engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the provinces of Alberta and British Columbia. Coincident with the Arrangement becoming effective, ExploreCo will acquire the ExploreCo Assets from Storm. ExploreCo will acquire the current employees of Storm as part of the ExploreCo Assets. No severance is being paid as a result of any transactions being carried out pursuant to the Arrangement. ExploreCo will assume all liabilities, including environmental liabilities, relating to the ExploreCo Assets. As part of the ExploreCo Assets, ExploreCo will also acquire all of the issued and outstanding securities of Redearth Energy Inc., a wholly owned subsidiary of Storm which was incorporated pursuant to the laws of the Province of Alberta. See "*General Development of the Business*" and "*Narrative Description of the Business - Significant Acquisitions and Dispositions*".

The ExploreCo Shares to be issued in connection with the Arrangement have been conditionally approved for listing on the TSX subject to the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Listing will be subject to ExploreCo fulfilling all of the requirements of the TSX.

The registered office of ExploreCo is located at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9 and its head office is located at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.

## GENERAL DEVELOPMENT OF THE BUSINESS

ExploreCo has not carried on any active business since incorporation. Upon the implementation of the Arrangement, Storm will transfer its interest in the ExploreCo Assets to ExploreCo. ExploreCo will assume all liabilities, including environmental liabilities, relating to the ExploreCo Assets. See "*Narrative Description of the Business - Description of Properties and Assets*".

Following the completion of the Arrangement, the shareholders of Storm will be the shareholders of ExploreCo and each such shareholder will hold one ExploreCo Share for each Common Share of Storm that such shareholder held prior to the Arrangement. For further information on the Arrangement, see the section of the Information Circular entitled "*The Arrangement*".

Following the completion of the Arrangement, ExploreCo will be a junior oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the provinces of Alberta and British Columbia.

## NARRATIVE DESCRIPTION OF THE BUSINESS

### Stated Business Objectives

The business plan of ExploreCo is to create sustainable and profitable per share growth in the oil and gas industry in western Canada. To accomplish this, ExploreCo will pursue an integrated growth strategy including focused acquisitions, together with development and exploration drilling within its initial geographic project areas in the Western Canadian Sedimentary Basin.

Initially, ExploreCo expects to focus on exploration and development drilling in its areas of interest in Alberta and British Columbia. Additionally, ExploreCo is pursuing strategic asset and corporate acquisitions of crude oil and natural gas properties where it views further exploitation, development and exploration opportunities exist.

ExploreCo intends to pursue the internal generation of exploration plays that have medium risk and multi-zone potential. ExploreCo intends to maintain a balance between exploration, exploitation and development drilling for oil and gas reserves, although management of ExploreCo will also consider asset and corporate acquisition opportunities that meet ExploreCo's business parameters. To achieve sustainable and profitable growth, management of ExploreCo believes in controlling the timing and costs of its projects wherever possible. Accordingly, ExploreCo seeks to become the operator of its properties to the greatest extent possible. Further, to minimize competition within its geographic areas of interest, ExploreCo will strive to maximize its working interest ownership in its properties where reasonably possible. While ExploreCo believes that it has the skills and resources necessary to achieve its objectives, participation in the exploration for and development of oil and natural gas has a number of inherent risks. See *"Risk Factors"*.

Management of ExploreCo has industry experience in producing areas in western Canada in addition to ExploreCo's initial geographic areas of interest and has the capability to expand the scope of ExploreCo's activities as opportunities arise.

In reviewing potential drilling or acquisition opportunities, ExploreCo will use the same methodology as employed by Storm, giving consideration to the following criteria:

(a) risk capital to secure or evaluate the opportunity;

(b) the potential return on the project, if successful;

(c) the likelihood of success; and

(d) risked return versus cost of capital;

In general, ExploreCo will pursue a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure in an attempt to generate sustainable high levels of growth.

**The board of directors of ExploreCo may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the Board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.**

**Description of Oil and Natural Gas Properties and Assets**

The following is a description of the oil and natural gas properties, plants, facilities and installations in which ExploreCo will have an interest following the completion of the Arrangement and that are material to ExploreCo's operations and exploration activities. The production numbers stated refer to ExploreCo's working interest share before deduction of Crown and freehold royalties. Reserve amounts are stated, before deduction of royalties, at June 1, 2002, based on escalating cost and price assumptions as evaluated in the Paddock ExploreCo Report. See *"Narrative Description of the Business - Petroleum and Natural Gas Reserves"*.

*Red Earth, Alberta*

ExploreCo's main oil producing properties and exploration and development activities are focussed in the Evi/Kitty, Loon and Ogston areas at Red Earth, which are located approximately 125 kilometres northeast of the Town of Peace River in north central Alberta. The exploration, exploitation and development prospects located on ExploreCo lands, crown lands and farm-in lands in these areas provide an inventory of good quality, high impact, light oil growth opportunities that are consistent with ExploreCo's corporate strategy of pursuing light, sweet, high netback oil reserves and production. **All assets in the Red Earth area, with the exception of the assets in the Ogston area, are held through the Partnership. ExploreCo, directly and through Redearth, holds an aggregate sixty (60%) interest in the Partnership. See *"The Partnership"*.**

ExploreCo has, directly and through the Partnership, an average working interest of 89% in 114,000 (102,000 net) acres of undeveloped land, 88 (44.4 net) producing oil wells, 31 (23.8 net) non-producing oil wells, one (0.6 net) non-producing gas well and three oil processing facilities in the Red Earth area. ExploreCo is the operator of all three oil processing facilities.

ExploreCo's share of production (including production received through its interest in the Partnership) from the Red Earth area is currently approximately 3,295 BOE/D and the Paddock ExploreCo Report indicates that ExploreCo's

interest consists, directly and indirectly, of 5,682 MBOE of total proven reserves and 6,241 MBOE of established reserves.

*Medicine River, Alberta*

The Medicine River area is located approximately 30 kilometres west of the City of Red Deer and consists of oil, natural gas liquids and natural gas production. Storm initially acquired its interest in the Medicine River area effective October 1, 1999.

ExploreCo holds an average working interest of 71% in 855 (608 net) acres of undeveloped land, 6 (5.7 net) producing oil wells and an operated oil processing facility in the area.

For the year ended December 31, 2001, Storm's production from the Medicine River area averaged 119 bbl/d of oil and NGL and 414 Mmcf/d of natural gas. The Medicine River property is currently producing approximately 161 BOE/D and the Paddock ExploreCo Report indicates that ExploreCo's interest consists of 592.6 MBOE of total proven reserves and 679.6 MBOE of established reserves.

*Redearth Energy Inc.*

ExploreCo owns all the issued and outstanding securities of Redearth. Redearth holds a seven (7%) percent interest in the Partnership.

*Other Assets*

ExploreCo also acquired an additional 192,303 acres (gross) of undeveloped land, seismic data and oil facilities from Storm.

**Petroleum and Natural Gas Reserves**

The following tables, based on the Paddock ExploreCo Report, summarize the oil, NGLs and natural gas reserves attributable to the ExploreCo Assets and the present value of future net revenue for such reserves using escalated and constant price assumptions and costs as indicated. No estimate of salvage and abandonment costs was included in the Paddock ExploreCo Report.

**All evaluations of future net production revenue set forth in the tables below are stated prior to the provision for income taxes, but after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments. It should not be assumed that the discounted future net production revenue estimated by the Paddock ExploreCo Report represents the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the Paddock ExploreCo Report. There is no assurance that the future price and cost assumptions used in the Paddock ExploreCo Report will prove accurate and variances could be material.**

| | Petroleum and Natural Gas Reserves | | | | | |
|---|---|---|---|---|---|---|
| | Oil (MStb) | | NGLs (MStb) | | Gas (MMcf) | |
| | Gross | Net | Gross | Net | Gross | Net |
| **Constant Pricing** | | | | | | |
| Proved Producing | 5,557 | 4,637 | 112 | 98 | 1,914 | 1,439 |
| Proved Non-Producing | 236 | 207 | 1 | 1 | 1,310 | 1,066 |
| Total Proved Developed | 5,793 | 4,844 | 113 | 99 | 3,224 | 2,505 |
| Total Proved Undeveloped | 140 | 118 | 0 | 0 | 1 | 0 |
| Total Proved | 5,933 | 4,962 | 113 | 99 | 3,225 | 2,505 |
| Probable | 1,212 | 1,022 | 22 | 18 | 636 | 494 |
| Total Proved Plus 50% Probable | 6,539 | 5,473 | 124 | 108 | 3,543 | 2,752 |
| **Escalated Pricing** | | | | | | |
| Proved Producing | 5,558 | 4,690 | 112 | 98 | 1,914 | 1,438 |
| Proved Non-Producing | 236 | 209 | 1 | 1 | 1,310 | 1,054 |
| Total Proved Developed | 5,794 | 4,899 | 113 | 99 | 3,224 | 2,492 |
| Total Proved Undeveloped | 140 | 119 | 0 | 0 | 1 | 1 |
| Total Proved | 5,934 | 5,018 | 113 | 99 | 3,225 | 2,493 |
| Probable | 1,212 | 1,034 | 22 | 18 | 636 | 491 |
| Total Proved Plus 50% Probable | 6,540 | 5,535 | 124 | 108 | 3,543 | 2,739 |

| | Present Value of Future Net Production Revenue ($M) | | | |
|---|---|---|---|---|
| | | Discounted at the rate of | | |
| | Undiscounted | 10% | 15% | 20% |
| **Constant Pricing** | | | | |
| Proved Producing | 118,753 | 81,416 | 71,274 | 63,766 |
| Proved Non-Producing | 7,305 | 4,514 | 3,724 | 3,145 |
| Total Proved Developed | 126,058 | 85,930 | 74,998 | 66,911 |
| Total Proved Undeveloped | 2,343 | 1,354 | 1,094 | 905 |
| Total Proved | 128,401 | 87,284 | 76,092 | 67,816 |
| Probable | 24,381 | 11,813 | 9,120 | 7,328 |
| Total Proved Plus 50% Probable | 140,592 | 93,191 | 80,652 | 71,481 |
| **Escalated Pricing** | | | | |
| Proved Producing | 114,940 | 77,908 | 68,098 | 60,893 |
| Proved Non-Producing | 7,156 | 4,376 | 3,593 | 3,024 |
| Total Proved Developed | 122,096 | 82,284 | 71,691 | 63,917 |
| Total Proved Undeveloped | 2,242 | 1,272 | 1,019 | 838 |
| Total Proved | 124,338 | 83,556 | 72,710 | 64,755 |
| Probable | 25,164 | 11,695 | 8,936 | 7,124 |
| Total Proved Plus 50% Probable | 136,920 | 89,404 | 77,178 | 68,318 |

Notes:

(1) "Gross" reserves are defined as the total remaining recoverable reserves owned, directly and indirectly, by ExploreCo before deduction of any royalties.

(2) "Net" reserves are defined as those accruing, directly and indirectly, to ExploreCo after Crown and freehold royalties have been deducted.

(3) "Proved" reserves are those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive

on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(4) "Proved Producing" reserves are those Proved reserves that are actually on production and could be recovered from existing wells or facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

(5) "Proved Non-Producing" reserves are those proved reserves that are not classified as producing.

(6) "Proved Undeveloped" reserves are those proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

(7) "Probable" reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery process which can be reasonably expected to be instituted in the future.

(8) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs. In the Paddock ExploreCo Report operating costs are assumed to escalate at 2% per annum. Crude oil and natural gas base case prices as forecast by Paddock effective June 1, 2002 are as follows:

| | | | Crude Oil | | | | Natural Gas |
|---|---|---|---|---|---|---|---|
| Year | Inflation | Exchange Rate | WTI Cushing Oklahoma[(a)] | Light Sweet at Edmonton[(b)] | Medium at Hardisty[(c)] | Heavy at Hardisty[(d)] | Alberta Plant Gate Spot |
| | % | $Cdn/$US | $US/Bbl | $Cdn/Bbl | $Cdn/Bbl | $Cdn/Bbl | $Cdn/MMBTU |
| 2002 | 2.0 | 0.630 | 23.00 | 35.49 | 26.49 | 21.99 | 4.32 |
| 2003 | 2.0 | 0.640 | 22.00 | 33.33 | 26.33 | 21.33 | 4.30 |
| 2004 | 2.0 | 0.650 | 22.00 | 32.78 | 26.78 | 22.78 | 4.28 |
| 2005 | 2.0 | 0.650 | 22.44 | 33.44 | 27.32 | 23.24 | 4.41 |
| 2006 | 2.0 | 0.650 | 22.89 | 34.11 | 27.87 | 23.71 | 4.50 |
| 2007 | 2.0 | 0.650 | 23.35 | 34.79 | 28.42 | 24.18 | 4.59 |
| 2008 | 2.0 | 0.650 | 23.81 | 35.49 | 28.99 | 24.66 | 4.68 |
| 2009 | 2.0 | 0.650 | 24.29 | 36.20 | 29.57 | 25.16 | 4.77 |
| 2010 | 2.0 | 0.650 | 24.78 | 36.92 | 30.16 | 25.66 | 4.87 |
| 2011 | 2.0 | 0.650 | 25.27 | 37.66 | 30.77 | 26.17 | 4.97 |
| 2012 | 2.0 | 0.650 | 25.78 | 38.41 | 31.38 | 26.70 | 5.07 |
| 2013 | 2.0 | 0.650 | 26.29 | 39.18 | 32.01 | 27.23 | 5.17 |
| 2014 | 2.0 | 0.650 | 26.82 | 39.96 | 32.65 | 27.77 | 5.27 |
| 2015 | 2.0 | 0.650 | 27.35 | 40.76 | 33.30 | 28.33 | 5.38 |
| 2016 | 2.0 | 0.650 | 27.90 | 41.58 | 33.97 | 28.90 | 5.48 |

Notes:

(a) WTI prices estimated above represent NYMEX 30 day futures prices.

(b) 40° API, 0.3% S.

(c) 25.6° API, 2.1% S.

(d) 12° API.

(e) All references to "$" are to $Cdn unless otherwise indicated

(9) Product prices used in the constant price evaluation were based on Paddock's constant price forecast, being Cdn. $35.49/Bbl for oil and $4.32/MMBTU for gas. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Paddock ExploreCo Report. Product prices were not escalated beyond 2002. In addition, operating and capital costs have not been increased on an inflationary basis.

(10) 91% of ExploreCo's total Proved reserves are currently on production.

(11) The Paddock ExploreCo Report estimates the future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on escalating costs from Proved and Probable Reserves to be an aggregate of $2,991,000, of which $1,981,000 is to be expended in 2002 and $700,000 is to be expended in 2003 (or based on constant costs: an aggregate of $2,943,000 of which $1,981,000 is to be expended in 2002 and $687,000 is to be expended in 2003).

(12) The extent and character and all factual data supplied by ExploreCo to Paddock were accepted by Paddock as represented. The crude oil and natural gas reserve calculations and any projections upon which the Paddock ExploreCo Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities, well abandonment and lease clean-up costs have not been included in the Paddock ExploreCo Report.

(13) Present value of future net production revenue numbers include ARTC. Eligibility for ARTC is subject to determination.

### Landholdings

Undeveloped lands of Storm as at June 1, 2002 have been allocated between AmalgamationCo and ExploreCo on the basis of: (i) in the case of AmalgamationCo, the association of the undeveloped lands with producing properties; and (ii) in the case of ExploreCo, the exploration potential of the undeveloped lands. The following table sets out ExploreCo's landholdings as at June 1, 2002.

| | Developed | | Undeveloped | | Total | |
|---|---|---|---|---|---|---|
| Area | Gross(1) | Net(2) | Gross(1) | Net(2) | Gross(1) | Net(2) |
| Alberta | 24,038 | 14,030 | 231,043 | 199,518 | 255,081 | 213,548 |
| British Columbia | 13,914 | 7,929 | 76,114 | 46,455 | 90,028 | 54,384 |
| Total | 37,952 | 21,959 | 307,158 | 245,973 | 345,110 | 267,932 |

Notes:

(1) "Gross" refers to the total acres in which ExploreCo has an interest, directly or through the Partnership.

(2) "Net" refers to the total acres in which ExploreCo has an interest, directly or through the Partnership, multiplied by the percentage working interest owned by ExploreCo or the Partnership, as the case may be, therein.

### Oil and Gas Wells

The following table sets forth, as at June 1, 2002, the number and status of wells forming part of the ExploreCo Assets which are producing or which ExploreCo considers to be capable of production:

| | Producing Wells | | | | Shut-in Wells(1) | | | |
|---|---|---|---|---|---|---|---|---|
| | Crude Oil | | Natural Gas | | Crude Oil | | Natural Gas | |
| Area | Gross(2) | Net(3) | Gross(2) | Net(3) | Gross(2) | Net(3) | Gross(2) | Net(3) |
| Alberta | 94 | 50.1 | 5 | 2.5 | 31 | 23.8 | 3 | 2.6 |
| British Columbia | - | - | - | - | - | - | 14 | 8.6 |
| Total | 94 | 50.1 | 5 | 2.5 | 31 | 23.8 | 17 | 11.2 |

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which ExploreCo has an interest are located no further than 10 kilometres from existing pipelines.

(2) "Gross" wells are the total number of wells in which ExploreCo has an interest, directly or through the Partnership.

(3) "Net" wells are the aggregate of the numbers obtained by multiplying each gross well by ExploreCo's (or the Partnership's, as the case may be) percentage working interest therein.

### Production History, Prices Received and Capital Expenditures

The following table sets forth certain historical information in respect of production, product prices received and expenditures in respect of the ExploreCo Assets for each of the last eight fiscal quarters.

| | Three Months Ended March 31, 2002 | Three Months Ended December 31, 2001 | Three Months Ended September 30, 2001 | Three Months Ended June 30, 2001 |
|---|---|---|---|---|
| Average Daily Volumes | | | | |
| Crude oil (Bbls/d) | 3,344 | 3,418 | 3,128 | 3,089 |
| Natural gas liquids (Bbls/d) | 40 | 20 | 18 | 15 |
| Natural gas (Mcf/d) | 1,380 | 1,511 | 2,195 | 2,845 |
| Total BOE (6:1) | 3,614 | 3,690 | 3,511 | 3,578 |
| Average Net Product Prices Received | | | | |
| Crude oil ($/Bbls) | 32.77 | 30.28 | 39.65 | 41.51 |
| Natural gas liquids ($/Bbls) | 15.34 | 21.77 | 28.11 | 45.16 |
| Natural gas ($/Mcf) | 2.66 | 2.92 | 2.85 | 5.81 |
| Total ($/BOE) (6:1) | 31.51 | 29.36 | 37.24 | 40.64 |
| Average Royalties Paid[1] | | | | |
| Crude oil ($/Bbls) | 6.75 | 8.30 | 10.42 | 12.38 |
| Natural gas liquids ($/Bbls) | 6.74 | 9.38 | 20.70 | 30.59 |
| Natural gas ($/Mcf) | 1.13 | 1.38 | 1.67 | 2.03 |
| Total ($/BOE) (6:1) | 6.75 | 8.30 | 10.43 | 12.43 |
| Average Operating Expenses[1][2] | | | | |
| Crude oil ($/Bbls) | 3.88 | 3.92 | 3.48 | 4.44 |
| Natural gas liquids ($/Bbls) | 3.88 | 4.44 | 6.92 | 10.97 |
| Natural gas ($/Mcf) | 0.65 | 0.65 | 0.56 | 0.73 |
| Total ($/BOE) (6:1) | 3.89 | 3.93 | 3.48 | 4.46 |
| Average Netback Received | | | | |
| Crude oil ($/Bbls) | 22.14 | 18.06 | 25.75 | 24.69 |
| Natural gas liquids ($/Bbls) | 4.72 | 7.95 | 0.49 | 3.60 |
| Natural gas ($/Mcf) | 0.88 | 0.90 | 0.62 | 3.05 |
| Total ($/BOE) (6:1) | 20.87 | 17.13 | 23.33 | 23.75 |

| | Three Months Ended March 31, 2001 | Three Months Ended December 31, 2000 | Three Months Ended September 30, 2000 | Three Months Ended June 30, 2000 |
|---|---|---|---|---|
| Average Daily Volumes | | | | |
| Crude oil (Bbls/d) | 3,182 | 2,243 | 2,553 | 2,014 |
| Natural gas liquids (Bbls/d) | 23 | 18 | 12 | 19 |
| Natural gas (Mcf/d) | 1,269 | 423 | 295 | 255 |
| Total BOE (6:1) | 3,416 | 2,331 | 2,615 | 2,076 |

| | Three Months Ended March 31, 2001 | Three Months Ended December 31, 2000 | Three Months Ended September 30, 2000 | Three Months Ended June 30, 2000 |
|---|---|---|---|---|
| Average Net Product Prices Received | | | | |
| Crude oil ($/Bbls) | 43.88 | 47.52 | 45.08 | 41.65 |
| Natural gas liquids ($/Bbls) | 44.90 | 42.06 | 38.51 | 34.53 |
| Natural gas ($/Mcf) | 3.36 | 7.88 | 5.33 | 4.21 |
| Total ($/BOE) (6:1) | 42.42 | 47.47 | 44.81 | 41.25 |
| Average Royalties Paid[1] | | | | |
| Crude oil ($/Bbls) | 11.89 | 13.39 | 13.40 | 12.06 |
| Natural gas liquids ($/Bbls) | 18.01 | 17.58 | 14.06 | 13.16 |
| Natural gas ($/Mcf) | 1.92 | 2.22 | 2.26 | 1.96 |
| Total ($/BOE) (6:1) | 11.91 | 13.41 | 13.41 | 12.04 |
| Average Operating Expenses[1][2] | | | | |
| Crude oil ($/Bbls) | 4.07 | 5.05 | 4.15 | 4.31 |
| Natural gas liquids ($/Bbls) | 6.16 | 6.64 | 4.36 | 4.70 |
| Natural gas ($/Mcf) | 0.66 | 0.84 | 0.70 | 0.70 |
| Total ($/BOE) (6:1) | 4.07 | 5.06 | 4.16 | 4.31 |
| Average Netback Received | | | | |
| Crude oil ($/Bbls) | 27.92 | 29.08 | 27.53 | 25.28 |
| Natural gas liquids ($/Bbls) | 20.73 | 17.84 | 20.09 | 16.67 |
| Natural gas ($/Mcf) | 0.78 | 4.82 | 2.37 | 1.55 |
| Total ($/BOE) (6:1) | 26.44 | 29.00 | 27.24 | 24.90 |

Notes:

(1) Average royalties paid, net of ARTC, and average operating expenses allocated to the individual products based on their proportionate production volumes.

(2) Operating Expenses include all costs relating to lifting, gathering, transporting and processing.

### Drilling Activity

The following table summarizes drilling results of Storm on the ExploreCo Assets for the years ended December 31, 2001 and 2000.

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Gross | Net | Gross | Net |
| Oil Wells | 33 | 11.4 | 19 | 10.2 |
| Natural Gas Wells | 2 | 2.0 | - | - |
| Dry Holes | 13 | 7.3 | 9 | 4.9 |
| Total | 48 | 20.7 | 28 | 15.1 |

Notes:

(1) Wells are classified according to the designation assigned to them for regulatory purposes. Wells in which oil or natural gas is found but not in sufficient quantities to be "capable of production" are classified as dry wells.

(2) "Gross" refers to the total number of wells in which ExploreCo has an interest.

(3) "Net" refers to the total number of wells in which ExploreCo has an interest, multiplied by the percentage working interest owned by ExploreCo therein.

**Marketing**

Although ExploreCo has no set policy, management of ExploreCo will use financial instruments to reduce corporate risk in certain situations. ExploreCo's strategy for crude oil production is to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. Currently, ExploreCo has no hedging commitments.

**Capital Expenditures**

The following table summarizes the capital expenditures incurred in respect of the ExploreCo Assets during the periods indicated.

| ($000s) (unaudited) | Three Months Ended March 31, 2002 | Year Ended December 31, 2001 |
|---|---|---|
| Property Acquisitions | - | - |
| Exploration | 5,842 | 24,464 |
| Development | 2,686 | 13,690 |
| Other | - | - |
| Total | 8,528 | 38,154 |

**Significant Acquisitions and Dispositions**

Coincident with the Arrangement becoming effective, Storm will transfer the ExploreCo Assets to ExploreCo. ExploreCo will also assume certain liabilities, including environmental liabilities, relating to the ExploreCo Assets.

As a result of this acquisition, ExploreCo acquired interests in operated oil properties and a minor gas property currently producing approximately 3,538 BOE/D. ExploreCo believes that there are a number of exploration and development locations on the properties. The Paddock ExploreCo Report indicates that the ExploreCo oil and natural gas assets consist of 6,585 MBOE of total proven reserves and 7,255 MBOE of established reserves.

The Statement of Revenues and Operating Expenses of the ExploreCo Assets for the three years ended December 31, 1999 through 2001 has been audited by Deloitte & Touche LLP. The statement is summarized in the following table.

**ExploreCo Assets**
**Schedule of Revenues and Expenses**

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Revenue | $48,260,554 | $35,326,823 | $11,955,340 |
| Royalties, net of ARTC | (13,893,698) | (10,082,816) | (2,192,792) |
| Operating expenditures | (5,161,549) | (3,632,219) | (1,733,636) |
| Excess of revenues over expenses | $29,205,307 | $21,611,788 | $8,028,912 |

**The Partnership**

Coincident with the Arrangement becoming effective, AmalgamationCo, ExploreCo and Redearth will enter into the Partnership Agreement for the purposes of forming the Partnership. ExploreCo will hold, directly and through Redearth, a sixty (60%) percent interest in the Partnership. The following is a summary description of the material provisions of the Partnership Agreement.

*Term of Partnership*

The Partnership shall continue from the effective date of its formation until terminated in the manner set out in the Partnership Agreement.

*Place of Business of the Partnership*

The Partnership shall have its office at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7 or at such other place or places which may from time to time be set by a resolution of the partners.

*Business of the Partnership*

The purposes of the Partnership shall be to carry on business of the exploration, development, production and sale of oil and natural gas and other minerals. The Partnership will have all necessary powers to enable it to accomplish its purposes.

*Management and Operation of the Partnership*

Pursuant to the terms of the Partnership Agreement, ExploreCo will be appointed as the manager (the "Manager") of the Partnership. The rights and obligations of the Manager are set out in the Partnership Agreement.

*Interests of partners in Partnership Assets*

Each of AmalgamationCo and ExploreCo will contribute its respective interest in the Redearth Net Profits Interest to the Partnership as its initial capital contribution. Redearth will contribute the Redearth Assets to the Partnership as its initial capital contribution. In consideration for such contributions, AmalgamationCo will receive a forty (40%) percent interest in the Partnership (a "Partnership Interest"), ExploreCo will receive a fifty-three (53%) percent Partnership Interest and Redearth will receive a seven (7%) percent Partnership Interest. Upon the completion of the initial capital contributions described above, the Redearth Net Profits Interest will terminate.

*Additional capital contributions*

In the event that additional funds are requested to be provided by the partners by way of additional capital contribution or loan as contemplated in the Partnership Agreement then, unless otherwise unanimously agreed by the partners, capital contributions may be made as follows. ExploreCo may contribute the portion of such additional funds which is equal to the greater of: (i) sixty (60%) percent of the amount of such additional funds; and (ii) the percentage of such additional funds as is equal to the sum of ExploreCo's Partnership Interest and Redearth's Partnership Interest. AmalgamationCo may contribute the amount of such additional funds which is equal to the lesser of: (i) forty (40%) percent of the amount of such additional funds; and (ii) the percentage of such additional funds as is equal to AmalgamationCo's Partnership Interest.

*Liability of Partners*

Under the terms of the Partnership Agreement, each of the partners shall, in respect of the others, be liable for the obligations, liabilities and losses of the Partnership in proportion to its Partnership Interest. No partner shall be liable for any obligations incurred by any other partner, whether incurred before or after the execution of the Partnership Agreement, except obligations incurred by or in connection with or on behalf of the Partnership pursuant to the terms of the Partnership Agreement. Each partner will agree to indemnify the Partnership and the other partners and to save the Partnership and the other partners harmless with respect to its share of all obligations and liabilities incurred by or in connection with or on behalf of the Partnership pursuant to the terms of the Partnership Agreement.

*Conflicts of Interests*

Each of the partners may have interests in oil and gas properties or carry on other business of any nature, including interests and business that compete with that of the Partnership, and no partner shall be required to account to the Partnership for profits earned from the holding of such interests and/or the carrying on of such business. In the event that the interests of a partner are in conflict with those of the Partnership, the partner shall make decisions acting in good faith and shall advise the Partnership in writing of the conflict; provided, however, that all decisions involving or affecting the Partnership assets will be made in the Partnership's best interest. In addition, each partner shall have the right to contract or otherwise deal with or for the sale or lease of property, the provision of management, administrative or executive services and other services, and to receive payments and fees from the Partnership in connection therewith as the Manager shall determine to be in the Partnership's best interest, provided that such payments or fees are no greater than the payments or fees that would be paid to persons with whom the Partnership deals with at arm's length (as that term is defined in and construed under the Tax Act).

*Withdrawal and Admission of New Partners*

The Partnership may, by unanimous agreement of the partners, permit a partner to withdraw from the Partnership or reduce its interest in the Partnership upon the Partnership making a capital distribution to such partner. A new partner may be admitted at any time with the consent of all of the existing partners, which consent is not to be unreasonably withheld, upon the acquisition of the Partnership Interest of an existing partner or otherwise.

*Termination or Dissolution of the Partnership*

The Partnership shall be dissolved and its affairs wound up upon the occurrence of any of the following: (i) a resolution of the partners to terminate the Partnership; (ii) the bankruptcy, insolvency, liquidation, dissolution or winding up (except as a consequence of merger or consolidation) of any partner or the occurrence of any other event which would permit a trustee or receiver to acquire control of the property or affairs of such partner, unless within ninety (90) days of the occurrence of any such event, the remaining partners determine to continue the Partnership in which case the Partnership shall not be dissolved; or (iii) the occurrence of any other event not referenced above which, under the laws of the Province of Alberta, causes the dissolution of an ordinary general partnership. Upon termination of the Partnership, the Partnership assets shall be sold, realized and collected and the proceeds used to pay and discharge all debts and liabilities of the Partnership and the expenses of and incidental to the dissolution of the Partnership.

*Obligations of ExploreCo*

ExploreCo will agree to furnish all personnel, equipment, materials and supervision necessary for performance of the services of the Manager.

*Compensation to the Manager*

In consideration of ExploreCo acting as Manager of the Partnership, ExploreCo shall be entitled to be compensated on a cost recovery basis. ExploreCo shall charge the Partnership for all direct and overhead costs incurred by it in regard to the management and operation services, and shall charge for various expenses in accordance with the terms of the Partnership Agreement.

**Technical Services Agreement**

AmalgamationCo and ExploreCo will enter into a Technical Services Agreement, pursuant to which ExploreCo personnel will provide services in respect of the management, development, exploitation and operation of the assets acquired by the Trust or AmalgamationCo pursuant to the Plan of Arrangement. ExploreCo will also provide various administrative services, as well as access to geological and technical data relating to the assets. In consideration for such services, AmalgamationCo will pay to ExploreCo a fee of $350,000 per month. The Technical Services Agreement will commence on the Effective Date and expire, unless extended by the parties, on June 30, 2003.

## SELECTED CONSOLIDATED INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

**General**

Included elsewhere herein are statements of revenues, operating expenses and capital expenditures relating to the ExploreCo Assets for the three years ended December 31, 2001, 2000 and 1999, together with Pro Forma Financial Statements for ExploreCo after giving effect to the acquisition of the ExploreCo Assets for the year ended December 31, 2001 and for the period ended March 31, 2002.

*The following discussion and analysis should be read in conjunction with the financial statements and the related notes contained elsewhere in this Information Circular.*

ExploreCo's activities relate to oil and gas exploration and development. ExploreCo follows the "full-cost" method of accounting for oil and gas operations whereby all exploration costs are capitalized until commencement of production. The costs are then amortized on a unit of production basis.

The following tables are a summary of selected financial information for the ExploreCo Assets for the periods indicated. The following information should be read in conjunction with the audited statement of revenues and operating expenses for the ExploreCo Assets for the three years ended December 31, 2001, 2000 and 1999.

| | Year Ended December 31 ($000s) | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Revenue (net of royalties) | 34,367 | 25,244 | 9,763 |
| Operating income for year (1) | 29,205 | 21,612 | 8,029 |

| | Three Months Ended ($000s) | | | |
|---|---|---|---|---|
| | Mar 31, 2001 | June 30, 2001 | Sept 30, 2001 | Dec 31, 2001 |
| Revenue (net of royalties) | 9,378 | 9,184 | 8,662 | 7,143 |
| Operating Income (1) | 8,127 | 7,732 | 7,539 | 5,807 |

| | Three Months Ended ($000s) | | | |
|---|---|---|---|---|
| | Mar 31, 2000 | June 30, 2000 | Sept 30, 2000 | Dec 31, 2000 |
| Revenue (net of royalties) | 4,870 | 5,518 | 7,553 | 7,303 |
| Operating income (1) | 4,138 | 4,706 | 6,553 | 6,217 |

Notes:

(1) Operating income for the period is before general and administrative expenses, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonment.

**Liquidity and Capital Resources**

*General*

ExploreCo's need for capital will be both short-term and long-term in nature. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of ExploreCo - debt, equity, internally generated cash and farmout arrangements.

ExploreCo's banker has indicated that ExploreCo will be eligible for a credit facility of $45 million. There are no principal repayments required. ExploreCo may use the available portion of the bank line for both short-term and long-term capital requirements. The credit line is reviewed at least annually.

In respect of debt financing, there is an active market for the debt financing of Canadian oil and gas companies. ExploreCo anticipates that it will make use of greater amounts of debt as its need and capacity for debt increases over time. It is expected that this will be the case particularly in respect of financing the acquisition of producing properties.

Crude oil and natural gas prices and exchange rates may change significantly due to factors not controllable by ExploreCo. The table below provides a summary of estimated sensitivities to price and exchange rate fluctuations for the balance of 2002 based on budgeted production levels and costs for the 2002 fiscal year.

| | Cash Flow from Operations per Share | Cash Flow from Operations |
|---|---|---|
| Change in crude oil price by Cdn. $1.00 per Bbl | 1.1¢ | $326,000 |
| Change in natural gas price by $0.10 per Mcf | 0.1¢ | $17,000 |
| Change in value of Canadian dollar compared to U.S. dollar by $0.01 | 1.7¢ | $516,000 |

All of ExploreCo's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. ExploreCo has no control over government intervention or taxation levels in the oil and gas industry.

The booked provision for abandonment and site restoration costs relating to the ExploreCo Assets was $1,857,241 as at March 31, 2002. ExploreCo intends to review future abandonment and site restoration costs annually. Provision is made for such costs on a unit-of-production basis and the charge is recorded as part of site restoration expense. The total estimated future abandonment and site restoration expense at December 31, 2001 was $4,232,500 and is currently $4,361,500.

ExploreCo intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. ExploreCo believes it is in substantial compliance, in all material respects, with current environmental legislation and regularly works with governmental environmental agencies to maintain this level of compliance.

Although ExploreCo has no set policy, management of ExploreCo will use financial instruments to reduce corporate risk in certain situations. ExploreCo's strategy for crude oil production is to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. Currently, ExploreCo has no hedging commitments.

*Trends*

There are a number of trends that appear to be developing, which may have both long and short-term effects on the industry.

The first trend is the volatility of commodity prices. It appears that natural gas prices have entered an era of extreme volatility. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of elasticity in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the reaction of OPEC to demand. OPEC's stated position is to hold the world price of oil between U.S.$22.00 - $28.00 per WTI Bbl and, if successful, will remove some of the volatility in the WTI price. This does not, however, affect a major oil trend developing in Canada. The trend in Canada involves increasing production of heavy oil that is priced at a differential to WTI. This differential is extremely wide presently but as the North American refineries are forced to accept more of the heavy crude there should be a narrowing of the differential. This will result in a trend that will see heavy crude priced at a differential that will only include the price of diluent to move the product from the delivery point to the refineries.

It appears that equity financings may become more difficult and selective. As a result, companies may have to work within existing cash flows and opportunities that can be internally generated. This may result in further industry consolidation, as companies have to focus on cost savings and operational controls in order to perform to market expectations.

A final trend appears to be the establishment of a number of start-up companies with experienced management teams that are available as a result of the industry consolidation over the past 30 months. This may result in greater competition for a number of the smaller corporate and property acquisitions that will be available.

## CAPITALIZATION

The following table sets forth the capitalization of ExploreCo as at July 15, 2002 and as at July 15, 2002 after giving effect to the Arrangement.

| | Authorized | Outstanding as at July 15, 2002 | Outstanding as at July 15, 2002 after giving effect to the Arrangement[(1)] |
|---|---|---|---|
| | | (audited) | (unaudited) |
| Revolving Credit Facility | | $ nil | $25,380,000 |
| Share Capital | | | |
| Common Shares | Unlimited | $100<br>(1 share) [(2)] | $68,689,000<br>(29,962,758 shares) |
| Preferred Shares | Unlimited | $ nil<br>(nil shares) | $ nil<br>(nil shares) |

Notes:

(1) Assumes the distribution of 29,962,758 ExploreCo Shares pursuant to the Arrangement.

(2) This share was issued to facilitate the initial organization of ExploreCo.

## DESCRIPTION OF SHARE CAPITAL

The authorized capital of ExploreCo consists of an unlimited number of ExploreCo Shares, and an unlimited number of First Preferred Shares, Second Preferred Shares and Third Preferred Shares, issuable in series, of which, as at the date of this Information Circular, one (1) ExploreCo Share and nil Preferred Shares were issued and outstanding. ExploreCo has also reserved a total of 3,000,000 ExploreCo Shares for issuance pursuant to the ExploreCo Stock Option Plan, subject to receipt of all necessary stock exchange and Securityholder approvals. The following is a summary of the rights, privileges, restrictions and conditions attaching to the ExploreCo Shares, First Preferred Shares, Second Preferred Shares and Third Preferred Shares of Storm.

**ExploreCo Shares**

ExploreCo is authorized to issue an unlimited number of ExploreCo Shares. The ExploreCo Shares rank junior to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares. Holders of ExploreCo Shares are entitled to one vote per share at meetings of shareholders of ExploreCo, to receive dividends if, as and when declared by the board of directors of ExploreCo and to receive pro rata the remaining property and assets of ExploreCo upon its dissolution or winding-up, subject to the rights of shares having priority over the ExploreCo Shares.

**Preferred Shares**

The First Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the board of directors of ExploreCo may from time to time determine. The First Preferred Shares shall rank senior to the Second Preferred Shares, the Third Preferred Shares and the ExploreCo Shares with respect to the payment of dividends or the distribution of assets or return of capital of Storm in the event of a dissolution, liquidation or winding up of ExploreCo. Holders of First Preferred Shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of ExploreCo. No First Preferred Shares are presently issued and outstanding.

The Second Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the board of directors of ExploreCo may from time to time determine. The Second Preferred Shares shall rank junior to the First Preferred Shares and senior to the Third Preferred Shares and the ExploreCo Shares with respect to the payment of dividends or the distribution of assets or return of capital of Storm in the event of a dissolution, liquidation or winding up of ExploreCo. Holders of Second Preferred Shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of ExploreCo. No Second Preferred Shares are presently issued and outstanding.

The Third Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the board of directors of ExploreCo may from time to time determine. The Third Preferred Shares shall rank junior to the First Preferred Shares and Second Preferred Shares and senior to the ExploreCo Shares with respect to the payment of dividends or the distribution of assets or return of capital of Storm in the event of a dissolution,

liquidation or winding up of ExploreCo. Holders of Third Preferred Shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of ExploreCo. No Third Preferred Shares are presently issued and outstanding.

## DIRECTORS AND OFFICERS

The name, municipality of residence, age and position held in ExploreCo of each of the directors and officers of ExploreCo are as follows:

| Name and Municipality of Residence | Age | Position Held |
|---|---|---|
| Matthew J. Brister[2]<br>Calgary, Alberta | 43 | President, Chief Executive Officer and Director |
| P. Grant Wierzba<br>Calgary, Alberta | 52 | Vice President, Operations, Chief Operating Officer and Director |
| Stuart G. Clark<br>Calgary, Alberta | 48 | Executive Director of ExploreCo |
| Donald G. McLean<br>Calgary, Alberta | 55 | Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary |
| Harry Ediger<br>Calgary, Alberta | 48 | Vice President, Land |
| Thomas N. Lindskog<br>Calgary, Alberta | 48 | Vice President, Exploration |
| Brian Lavergne<br>Calgary, Alberta | 36 | Vice President, Production |
| John Brussa[2]<br>Calgary, Alberta | 45 | Director |
| J. Keith Farries[1][2][3]<br>Calgary, Alberta | 71 | Director and Chairman of the Board |
| D. Keith MacDonald[1][3]<br>Calgary, Alberta | 45 | Director |
| Gregory G. Turnbull[1][3]<br>Calgary, Alberta | 47 | Director |

Notes:

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) Member of the reserves committee.

All of the directors and officers of ExploreCo have served in such capacities since its incorporation on July 10, 2002. The term of office of all directors will expire at the next annual meeting of ExploreCo, to be held in 2003.

Following the completion of the Arrangement, it is anticipated that the officers and directors, as a group, currently hold, directly or indirectly, or exercise control or direction over 7,917,354 ExploreCo Shares (assuming that all of the Options held by such directors and officers are exercised for Common Shares prior to the Arrangement becoming effective).

Each of Messrs. Brister, Wierzba, McLean, Ediger, Lindskog and Lavergne devotes his full time and attention to the business and affairs of ExploreCo. The remaining directors and officers of ExploreCo devote their time and attention

to the affairs of ExploreCo only as required. Profiles of ExploreCo's directors and officers and the particulars of their respective principal occupations during the last five years is set forth below.

**Matthew J. Brister, President, Chief Executive Officer and Director**

Mr. Brister has a Bachelor of Science in Geology from the University of Calgary and is a registered Professional Geologist in the Province of Alberta. Mr. Brister has been the President and Chief Executive Officer of ExploreCo since November, 1998. From May, 1987 to July, 1998, Mr. Brister was employed by Pinnacle Resources Ltd. ("Pinnacle") in positions of increasing responsibility and from January, 1994 to July, 1998 was President and Chief Executive Officer thereof. Pinnacle was a publicly traded oil and gas company listed on the TSX and the Montreal Exchange prior to its acquisition by Renaissance Energy Ltd. in July, 1998. Mr. Brister was a director of Pinnacle from May, 1989 to July, 1998. Mr. Brister has been a director of Saddle Resources Inc., a private oil and gas company, since January, 1996. In October, 1998, Saddle Resources Inc. completed a reverse take-over of Netalco Corporation, a publicly traded oil and gas company listed on the TSX Venture Exchange. Mr. Brister was appointed a director of Netalco in October, 1998. Mr. Brister was a director of Westrex Energy Corp., a publicly traded oil and gas company listed on The Alberta Stock Exchange, from March, 1992 to September, 1993.

**Stuart G. Clark, Executive Director**

Mr. Clark has a Bachelor of Commerce (Honours) from the University of Manitoba. Mr. Clark was the Vice President, Finance and Chief Financial Officer of Storm from November, 1998 to November 8, 2001 when he assumed the office of Executive Director. From January, 1986 to July, 1998, Mr. Clark was employed by Pinnacle in positions of increasing responsibility, the last being Executive Vice President and Chief Financial Officer thereof. Mr. Clark was a director of Pinnacle from January, 1986 to July, 1998 and a director of Quadron Resources Ltd., a publicly traded oil and gas company which was listed on the TSX prior to its acquisition by HCO Energy Ltd. in June, 1995, from April, 1989 to May, 1994. Mr. Clark was a director of Avid Oil and Gas Ltd., a publicly traded oil and gas company which was listed on the TSX and the TSX Venture Exchange prior to its acquisition by Husky Energy Ltd. in July, 2001.

**Donald G. McLean, Vice President, Finance, Chief Financial Officer and Corporate Secretary**

Mr. McLean joined Storm in September, 2001 and was appointed Chief Financial Officer in November, 2001 in succession to Mr. Stuart G. Clark, Executive Director of ExploreCo. Mr. McLean is a member of the Institute of Chartered Accountants of Alberta. Mr. McLean was a director of Pinnacle from 1991 to 1998. From 1991 to 2001, Mr. McLean was Chief Financial Officer and director of a number of public and private companies. From 1981 to 1991, Mr. McLean was a partner of Deloitte & Touche, an accounting firm. From 1994 to 2002 he was a director and officer of Enhance Systems Inc., a private consulting firm.

**P. Grant Wierzba, Vice President, Operations, Chief Operating Officer and Director**

Mr. Wierzba has a Bachelor of Science in Engineering from the University of Alberta and is a registered Professional Engineer in the Province of Alberta. Mr. Wierzba has been Vice President Operations and Chief Operating Officer of Storm since November, 1998. From March, 1996 to July, 1998, Mr. Wierzba was employed by Pinnacle in positions of increasing responsibility, the last being Senior Vice President and Chief Operating Officer thereof. From September, 1980 to February, 1996, Mr. Wierzba was employed by Renaissance Energy Ltd. in positions of increasing responsibility and at the time of his departure was Senior Vice President, Operations. Mr. Wierzba was a director of Pinnacle from March, 1996 to July, 1998.

**Harry Ediger, Vice President, Land**

Mr. Ediger has a Bachelor of Arts in Economics from the University of Western Ontario, a Bachelor of Commerce (Honours) from the University of Windsor and is a member of the Canadian Association of Petroleum Landmen. From August, 1987 to March, 1997, Mr. Ediger was employed by Cimarron Petroleum Ltd. in positions of increasing responsibility and from November, 1994 until March, 1997, held the position of Vice President, Land. Cimarron Petroleum Ltd. was a publicly traded oil and gas company which was listed on the TSX prior to its acquisition by Newport Petroleum Corporation in March, 1997. From April, 1997 to May, 1999, Mr. Ediger was a self-employed consultant. Since May, 1999, Mr. Ediger has been Vice President, Land of ExploreCo. Mr. Ediger was a co-founder of Moxie Petroleum Ltd., a publicly traded oil and gas company which was listed on the TSX Venture Exchange prior to its amalgamation with Richland Petroleum Corporation in December, 1999.

**Thomas N. Lindskog, Vice President, Exploration**

Mr. Lindskog has a Bachelor of Science in Geology from the University of Calgary, a Bachelor of Science in Zoology from the University of Michigan, is a registered Professional Geologist in the Province of Alberta and is a member of the Canadian Society of Petroleum Geologists. Mr. Lindskog has been the Vice President, Exploration of Storm since November, 1998. From October, 1989 to July, 1998, Mr. Lindskog was employed by Pinnacle in positions of increasing responsibility, the last being Vice President, Exploration.

**Brian Lavergne, Vice President, Production**

Mr. Lavergne has a Bachelor of Science in Mechanical Engineering from the University of Alberta (1989) and is a registered Professional Engineer in the Province of Alberta. Mr. Lavergne joined Storm in December, 1998 and is currently the Vice-President, Production of Storm. From February, 1994 to December, 1998, Mr. Lavergne was employed by Renaissance Energy Ltd. in positions of increasing responsibility including Exploration Manager and Operations District Manager.

**John A. Brussa, Director**

Mr. Brussa has been a partner of Burnet, Duckworth & Palmer LLP since 1987 and is presently the head of its Tax Department. Mr. Brussa received his Bachelor of Laws Degree from the University of Windsor in 1981 and currently serves as a director of a number of publicly listed resource corporations, a mutual fund trust, an investment dealer and several non-profit or charitable organizations.

**J. Keith Farries, Director and Chairman of the Board**

Mr. Farries is a Professional Engineer with over 40 years experience in the oil and gas industry. Mr. Farries served with Amoco Canada for 10 years (1955 - 1965) where he held positions of increasing responsibility including overseeing all engineering operations in Canada and Alaska. Mr. Farries is currently the President of Farries Engineering (1977) Ltd., a petroleum engineering consulting firm engaged in reservoir engineering, economic evaluations, oil and gas property management, and the design and supervision of drilling, completion and production operations. From June, 1997 to June, 1999, Mr. Farries was a director of Newquest Energy Inc., a publicly-traded oil and gas company which was listed on the TSX.

**D. Keith MacDonald, Director**

Mr. MacDonald has a Bachelor of Science (Honours) (Magna Cum Laude) in Geology from McMaster University, is a registered Professional Geologist in the Province of Alberta and is a member of the Canadian Society of Petroleum Geologists. Mr. MacDonald is currently the President of Monolith Oil Corp., a private company which is involved in oil and natural gas exploration and production. From September, 1997 to September, 2000, Mr. MacDonald was President of Stream Petroleum Inc., a consulting services company. Mr. MacDonald was the President and Chief Executive Officer of Storm from March, 1994 to August, 1997. From July, 1984 to February, 1994, Mr. MacDonald worked for Morrison Petroleums Ltd. where he held positions of increasing responsibility including Exploration Manager and Vice President, Exploration.

**Gregory G. Turnbull, Director**

Since July 1, 2002, Mr. Turnbull has been a partner with the legal firm of McCarthy Tétrault LLP. Prior thereto, from September, 2001 to June, 2002, Mr. Turnbull was a partner with the legal firm of Donahue LLP. Prior thereto, Mr. Turnbull was a partner of Gowling Lafleur Henderson LLP and its predecessor law firms for over ten years. During this time, Mr. Turnbull has been the Corporate Secretary or Assistant Corporate Secretary of the following public companies: Baytex Energy Ltd., Barrington Petroleum Ltd., Hawk Oil Inc., Kensington Energy Ltd., Lexxor Energy Inc., Newquest Energy Inc., Mannville Oil & Gas Ltd., Petrostar Petroleums Inc., Pinnacle Resources Ltd., Quadron Resources Ltd., Quintex Energy Ltd., ResoQuest Resources Ltd., Tri-Ex Oil & Gas Ltd., Trigas Exploration Ltd., Twin Energy Ltd. and Westward Energy Ltd. From March, 1994 to December, 1997, Mr. Turnbull was a director of Tri-Ex Oil & Gas Ltd., a publicly-traded oil and gas company which was listed on the TSX prior to its acquisition by Real Resources Inc. in December, 1997. Mr. Turnbull is a director of Heritage Oil Corporation, Seventh Energy Ltd., Spire Energy Ltd., and Storm, all publicly-traded oil and gas companies listed on the TSX and Crescent Point Energy Ltd., a publicly traded oil and gas company listed on the TSX Venture Exchange.

## PERSONNEL

As at the date of this Information Circular, ExploreCo had no employees. After giving effect to the Arrangement, ExploreCo will have approximately 27 employees at its office in Calgary and 23 employees at field offices.

## EXECUTIVE COMPENSATION

To date, ExploreCo has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by ExploreCo to its executive officers or directors and none will be paid until after the Arrangement is completed. Following the completion of the Arrangement, it is anticipated that the executive officers of ExploreCo will be paid salaries at a level that is comparable to other junior oil and gas companies of similar size and character.

As at the date hereof, there are no employment contracts in place between ExploreCo and any of the executive officers of ExploreCo and there are no provisions for compensation of executive officers of ExploreCo in the event of termination of employment or change of responsibilities following a change of control. The Board of Directors of ExploreCo will consider whether employment contracts should be entered into with each of the executive officers of ExploreCo following the completion of the Arrangement.

Initially, directors will not be paid any annual retainer fees and will not be paid for attendance at board or committee meetings; however, they will be entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire ExploreCo Shares pursuant to ExploreCo's stock option plan. See "*Options to Purchase Securities*".

## OPTIONS TO PURCHASE SECURITIES

The directors of ExploreCo may from time to time, at their discretion, grant to directors, officers, employees and consultants of ExploreCo, or any of its subsidiaries, in connection with their employment or position, options to purchase ExploreCo Shares. All options granted will be in compliance with the requirements of the TSX. The purchase price for any optioned ExploreCo Shares shall be fixed by the directors, subject to the limitations of the TSX. The options are non-assignable and non-transferrable.

The number of ExploreCo Shares reserved from time to time for options may not be more than 10% of the aggregate number of then issued and outstanding ExploreCo Shares. The maximum number of ExploreCo Shares reserved for issuance to any one individual may not exceed 5% of the issued and outstanding ExploreCo Shares.

It is the intention of the board of directors of ExploreCo that options to acquire up to an aggregate of 10% of the number of issued and outstanding ExploreCo Shares will be granted to directors, officers, employees and consultants of ExploreCo immediately following the Arrangement becoming effective.

## PROMOTERS

Matthew J. Brister may be considered to be the promoter of ExploreCo in that he took the initiative in founding and organizing ExploreCo. Following the completion of the Arrangement, Mr. Brister will hold, directly and indirectly, 2,414,935 ExploreCo Shares or approximately 8% of outstanding ExploreCo Shares.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of ExploreCo, or any of their associates, to ExploreCo, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by ExploreCo.

## PRINCIPAL SHAREHOLDERS

There are no shareholders who own, or are known by ExploreCo to own, of record or beneficially, either directly or indirectly, more than 10% of the issued and outstanding voting shares of ExploreCo.

## PRIOR SALES

On July 15, 2002, ExploreCo issued one ExploreCo Share to Storm at a price of $100.00 to facilitate its organization.

## DIVIDENDS

ExploreCo has not declared or paid any dividends since its incorporation and does not foresee the declaration or payment of dividends in the near future. Any decision to pay dividends on its shares will be made by the Board of Directors on the basis of ExploreCo's earnings, financial requirements and other conditions existing at such future time.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed above, none of the directors, officers or principal shareholders of ExploreCo and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects ExploreCo or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of ExploreCo will be subject in connection with the operations of ExploreCo. In particular, certain of the directors and officers of ExploreCo are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of ExploreCo or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of ExploreCo. See "*Directors and Officers of ExploreCo*". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

## MATERIAL CONTRACTS

The only material contracts entered into, or to be entered into coincident with the Arrangement, by ExploreCo since incorporation other than contracts in the ordinary course of business, are as follows:

1. the Arrangement Agreement (see the section of the Information Circular entitled "*The Arrangement*");
2. the Technical Services Agreement (see "*Technical Services Agreement*");
3. the Conveyance Documents to which ExploreCo is a party; and
4. the Partnership Agreement.

Copies of these agreements, when executed, may be inspected at the head office of ExploreCo at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, at the offices of McCarthy Tétrault LLP at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta T2P 4K9 and in Toronto at 4700 Toronto Dominion Bank Tower, Toronto, Ontario, M5K 1E6 or at the offices of the Alberta Securities Commission, during normal business hours from the date of this Information Circular until 30 days following the completion of the Arrangement.

## RISK FACTORS

**An investment in ExploreCo should be considered highly speculative due to the nature of ExploreCo's business and the present stage of its development. For a discussion of the risk factors associated with ExploreCo and the ownership of ExploreCo Shares, see Appendix K, "*Information Concerning Storm Energy Inc. - Risk Factors*", which risk factors are hereby incorporated, *mutatis mutandis*, by reference into this Appendix H. A prospective investor should consider carefully such risk factors. An investment in securities of ExploreCo should only be made by persons who can afford a significant or total loss of their investment.**

## INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see Appendix K,

"*Information Concerning Storm Energy Inc. - Industry Conditions*", which section is hereby incorporated, *mutatis mutandis*, by reference into this Appendix H.

## EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of ExploreCo by McCarthy Tétrault LLP. Except as disclosed herein, as of the date hereof, partners and associates of McCarthy Tétrault LLP hold none of the outstanding ExploreCo Shares.

## LEGAL PROCEEDINGS

ExploreCo has not commenced active operations as at the date of this Information Circular. There are no outstanding legal proceedings material to ExploreCo to which ExploreCo or any of the ExploreCo Assets are subject, nor are there any such proceedings known to be contemplated.

## AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of ExploreCo are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 - 2nd Street S.W., Calgary, Alberta, T2P 0S7.

Valiant Trust Company, at its principal offices in Calgary, Alberta and its co-agent, Equity Transfer Services Inc., in Toronto, Ontario is the registrar and transfer agent for the ExploreCo Shares.

SCHEDULE "A"

PRO FORMA FINANCIAL STATEMENTS

**COMPILATION REPORT**

To the Directors of
Storm Energy Ltd.:

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheets of Storm Energy Ltd. as at March 31, 2002 and December 31, 2001 and the pro forma consolidated statements of operations for the three months ended March 31, 2002 and the year ended December 31, 2001 which have been prepared for inclusion in the Information Circular dated July 16, 2002 relating to the Plan of Arrangement involving Storm Energy Inc., Storm Energy Ltd., FET Resources Ltd. and Focus Energy Trust. In our opinion, the pro forma consolidated balance sheets as at March 31, 2002 and December 31, 2001 and the pro forma consolidated statements of operations for the three months ended March 31, 2002 and the year ended December 31, 2001 have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

Calgary, Alberta
July 16, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

STORM ENERGY LTD.

**PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS**
**For the Three Months Ended March 31, 2002**
**(Unaudited)**

| | ExploreCo Assets (Note 1) | Pro forma Adjustments (Note 2) | | Pro forma ExploreCo |
|---|---|---|---|---|
| REVENUE | | | | |
| Production income | $10,247,267 | | | $10,247,267 |
| Royalties | (2,255,984) | | | (2,255,984) |
| Alberta royalty tax credit | 60,860 | | | 60,860 |
| Other income | - | 278,921 | 2(d) | 278,921 |
| | 8,052,143 | | | 8,331,064 |
| EXPENSES | | | | |
| Production | 1,263,700 | | | 1,263,700 |
| Technical services agreement | - | (1,050,000) | 2(e) | (1,050,000) |
| General and administrative | - | 375,170 | 2(e) | 375,170 |
| Interest on revolving bank credit facility | - | 214,421 | 2(c) | 214,421 |
| Depletion and depreciation | - | 1,776,616 | 2(f) | 1,776,616 |
| Provision for site restoration and abandonment | - | 234,866 | 2(g) | 234,866 |
| | 1,263,700 | | | 2,814,773 |
| **Income before income and other taxes** | 6,788,443 | | | 5,516,291 |
| **Income and other taxes** | | | | |
| Future income tax | - | 2,196,256 | 2(h) | 2,196,256 |
| Large corporations tax | - | 27,698 | 2(h) | 27,698 |
| | - | | | 2,223,954 |
| **Net income for the period** | $ 6,788,443 | | | $ 3,292,337 |
| **Weighted average number of shares** | | | 2(j) | 29,943,475 |
| **Net income per share** | | | | $0.11 |

*See accompanying notes*

STORM ENERGY LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001
(Unaudited)

| | ExploreCo Assets (Note 1) | Pro forma Adjustments (Note 2) | | Pro forma ExploreCo |
|---|---|---|---|---|
| **REVENUE** | | | | |
| Production income | $48,260,554 | - | | $48,260,554 |
| Royalties | (14,176,369) | - | | (14,176,369) |
| Alberta royalty tax credit | 282,671 | - | | 282,671 |
| Other income | - | 415,718 | 2(d) | 415,718 |
| | 34,366,856 | | | 34,782,574 |
| **EXPENSES** | | | | |
| Production | 5,161,549 | - | | 5,161,549 |
| Technical services agreement | - | (4,200,000) | 2(e) | (4,200,000) |
| General and administrative | - | 2,710,762 | 2(e) | 2,710,762 |
| Interest on revolving bank credit facility | - | 1,791,676 | 2(c) | 1,791,676 |
| Depletion and depreciation | - | 5,295,758 | 2(f) | 5,295,758 |
| Provision for site restoration and abandonment | - | 822,555 | 2(g) | 822,555 |
| | 5,161,549 | | | 11,582,300 |
| **Income before income and other taxes** | 29,205,307 | | | 23,200,274 |
| **Income and other taxes** | | | | |
| Future income tax | - | 9,627,418 | 2(h) | 9,627,418 |
| Large corporations tax | - | 99,312 | 2(h) | 99,312 |
| | - | | | 9,726,730 |
| **Net income for the year** | $29,205,307 | | | $13,473,544 |
| **Weighted average number of shares** | | | 2(j) | 29,506,955 |
| **Net income per share** | | | | $0.46 |

*See accompanying notes*

STORM ENERGY LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET
**As at March 31, 2002**
**(Unaudited)**

| | Storm Energy Ltd. | Pro forma Adjustments (Note 2) | | Pro forma Storm Energy Ltd. |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current** | | | | |
| Cash | $100 | | | $ 100 |
| Accounts Receivable | - | 4,135,128 | 2(b) | 4,135,128 |
| Prepaid expenses | - | 597,582 | 2(b) | 597,582 |
| | 100 | | | 4,732,810 |
| **Future tax asset** | - | 13,210,921 | 2(i) | 13,210,921 |
| **Capital assets** | - | 46,734,412 | 2(a) | 46,734,412 |
| | $100 | | | $64,678,143 |
| **LIABILITIES** | | | | |
| **Current** | | | | |
| Accounts payable and accrued liabilities | - | 5,904,370 | 2(b) | $ 5,904,370 |
| Revolving bank credit facility | - | 23,394,285 | 2(c) | 23,394,285 |
| | - | | | 29,298,655 |
| **Provision for site restoration** | - | 1,857,241 | 2(g) | 1,857,241 |
| **Shareholders' equity** | | | | |
| Share capital | 100 | 33,522,147 | 2(k) | 33,522,247 |
| | $100 | | | $64,678,143 |

*See accompanying notes*

STORM ENERGY LTD.

**PRO FORMA CONSOLIDATED BALANCE SHEET**
**As at December 31, 2001**
**(Unaudited)**

| | Storm Energy Ltd. | Pro forma Adjustments (Note 2) | | Pro forma Storm Energy Ltd. |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current** | | | | |
| Cash | $100 | | | $ 100 |
| Accounts Receivable | - | 2,889,092 | 2(b) | 2,889,092 |
| Prepaid expenses | - | 543,964 | 2(b) | 543,964 |
| | 100 | | | 3,433,156 |
| **Future income tax asset** | - | 14,722,633 | 2(i) | 14,722,633 |
| **Capital assets** | - | 43,035,904 | 2(a) | 43,035,904 |
| | $100 | | | $61,191,693 |
| **LIABILITIES** | | | | |
| **Current** | | | | |
| Accounts payable and accrued liabilities | - | 4,450,852 | 2(b) | $ 4,450,852 |
| **Long term debt** | - | 19,519,290 | 2(c) | 19,519,290 |
| **Provision for site restoration** | - | 1,639,328 | 2(g) | 1,639,328 |
| **Shareholders' equity** | | | | |
| Share capital | 100 | 35,582,123 | 2(k) | 35,582,223 |
| | $100 | | | $61,191,693 |

*See accompanying notes*

On behalf of the Board:

(signed) "*Gregory G. Turnbull*"

Director

(signed) "*Matthew J. Brister*"

Director

STORM ENERGY LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

## 1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheets as at March 31, 2002 and December 31, 2001 and the pro forma consolidated statements of operations for the three months ended March 31, 2002 and the year ended December 31, 2001 (the "Pro Forma Statements") have been prepared to reflect the proposed Plan of Arrangement to convert Storm Energy Inc. ("Storm") from a corporation focused on oil and natural gas exploration and production into two new entities: (i) Storm Energy Ltd. ("ExploreCo") a public corporation concentrating on the exploration and development of oil and natural gas reserves and (ii) Focus Energy Trust (the "Trust") a trust entity which will distribute a substantial portion of cash to its unitholders. FET Resources Ltd. ("AmalgamationCo"), a wholly-owned subsidiary of the Trust will hold a working interest in certain oil and gas properties of Storm.

The Pro Forma Statements include the accounts of ExploreCo, its wholly-owned subsidiary Redearth Energy Inc., and a proportionate interest in the Partnership.

The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheets give effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at the dates of the respective balance sheets and the pro forma consolidated statements of operations give effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at the beginning of each of the periods. The pro forma consolidated statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma statements are consistent with those used in the audited consolidated financial statements of Storm as at December 31, 2001 and for the year ended December 31, 2001 and the unaudited consolidated financial statements as at March 31, 2002 and for the three months ended March 31, 2002 ("Storm Historical Financial Statements"). The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the Storm Historical Financial Statements, the balance sheet of ExploreCo and the Statements of Revenues and Operating Expenses of the ExploreCo Assets included elsewhere in this Information Circular. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

## 2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Under the Plan of Arrangement, Storm will be acquired by AmalgamationCo, the consideration being shares in ExploreCo and units of Focus Energy Trust. As the former Storm shareholder group will own ExploreCo and Focus Energy Trust (including its wholly-owned subsidiary company AmalgamationCo), no adjustment to carrying values of the assets and liabilities of Storm is required to account for the transaction.

The Pro Forma Statements give effect to the following assumptions and adjustments:

a. Under the Plan of Arrangement, the properties held within the consolidated entity of Storm will be transferred such that ExploreCo will hold a 60% working interest in certain oil properties and a 100% interest in exploration properties and AmalgamationCo will hold a 40% working interest in certain oil properties and 100% working interest in certain gas properties in eastern British Columbia and certain gas properties in Alberta. The net book value of capital assets of Storm has been allocated to ExploreCo based on the portion of established oil and gas reserves allocated to ExploreCo as determined by independent reserve engineers.

b. Working capital has been allocated based on the amounts associated with the wholly-owned subsidiary and the relevant working interest in capital projects associated with the ExploreCo Assets.

c. As part of the Plan of Arrangement, the outstanding debt of Storm will be allocated between the two new entities in a 36/64 ratio between ExploreCo and FET Resources Ltd. New bank credit facilities will be arranged with Storm's financial institution for each of ExploreCo and AmalgamationCo. Accordingly, the

interest has been recalculated based on the allocated debt proportions adjusted for cash flow and capital expenditures during the period. To comply with a disclosure change introduced by the Canadian Institute of Chartered Accountants, the outstanding debt has been reclassified from a long-term obligation as at December 31, 2001, to a current liability as a March 31, 2002.

d. Other income relates to the facilities and properties of the ExploreCo Assets.

e. Under the Technical Services Agreement, ExploreCo will receive from AmalgamationCo in respect of the management, development, exploitation and operations of the properties being transferred to AmalgamationCo a technical services fee of $350,000 per month. This agreement will terminate on June 30, 2003. General and administrative costs incurred of $375,170 for the three months ended March 31, 2002 will be allocated to ExploreCo. General and administrative costs incurred of $2,710,762 for the year ended December 31, 2001 will also be allocated to ExploreCo.

f. Depletion and depreciation has been adjusted to reflect the application of the appropriate unit-of-production rate for the ExploreCo Assets based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers. Depreciation related to facilities has been calculated on a straight-line basis using the net book value of facilities transferred to ExploreCo.

g. The provision for site restoration and abandonment has been adjusted to reflect the application of the appropriate unit-of-production rate for the ExploreCo Assets. The provision for site restoration and abandonment on the pro forma consolidated balance sheets has been allocated based on the historical provisions related to the facilities and properties transferred to ExploreCo.

h. Future income tax has been calculated using the historical effective tax rate of Storm (March 31, 2002 - 39.8% and December 31, 2001 - 41.5%). Large corporations tax has been allocated to ExploreCo on a proportional basis.

i. Future tax asset arises as a result of ExploreCo having a greater tax basis associated with the ExploreCo Assets than the net book value associated with the assets.

j. The net income per share has been based on the following historical weighted average number of shares of Storm, which assumes the exercise of all outstanding options:

| | |
|---|---|
| December 31, 2001 | 29,506,955 |
| March 31, 2002 | 29,943,475 |

No new options are assumed to be issued during the period. The actual number of shares outstanding after the Plan of Arrangement will depend on the number of options that are exercised.

k. Share capital has been derived as the residual of the net book value of assets and liabilities transferred to ExploreCo.

SCHEDULE "B"

STATEMENT OF REVENUES AND OPERATING EXPENSES

**AUDITORS' REPORT**

To the Directors of
Storm Energy Inc.:

We have audited the accompanying Statement of Revenues and Operating Expenses of the ExploreCo Assets for each of the years in the three year period ended December 31, 2001. This financial information is the responsibility of the management of Storm Energy Inc. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this Statement of Revenues and Operating Expenses of the ExploreCo Assets presents fairly, in all material respects, the revenues and operating expenses of the assets to be transferred to ExploreCo pursuant to the Plan of Arrangement described in Note 1 for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
June 28, 2002 (except for Note 1
which is dated July 16, 2002)

(signed) Deloitte & Touche LLP
Chartered Accountants

STORM ENERGY INC.

**STATEMENT OF REVENUES AND OPERATING EXPENSES OF THE EXPLORECO ASSETS**
**For the Years Ended December 31, 2001, 2000 and 1999 and the**
**Three Month Periods Ended March 31, 2002 and 2001**

| | March 31, | | December 31, | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2001 | 2000 | 1999 |
| | $ | $ | $ | $ | $ |
| | (unaudited) | (unaudited) | | | |
| **REVENUE** | | | | | |
| Oil, natural gas and liquids sales | $10,247,267 | $13,038,943 | $48,260,554 | $35,326,823 | $11,955,340 |
| Royalties, net | 2,195,124 | 3,660,491 | 13,893,698 | 10,082,816 | 2,192,792 |
| | 8,052,143 | 9,378,452 | 34,366,856 | 25,244,007 | 9,762,548 |
| **OPERATING EXPENSES** | 1,263,700 | 1,251,841 | 5,161,549 | 3,632,219 | 1,733,636 |
| **EXCESS OF REVENUES OVER EXPENSES** | $ 6,788,443 | $ 8,126,611 | $29,205,307 | $21,611,788 | $ 8,028,912 |

STORM ENERGY INC.

NOTES TO THE STATEMENT OF REVENUES AND OPERATING EXPENSES OF THE EXPLORECO ASSETS
**For the Years Ended December 31, 2001, 2000 and 1999**
**and the Three Month Periods Ended March 31, 2002 and 2001**

## 1. BASIS OF PRESENTATION

Pursuant to the Plan of Arrangement among Storm Energy Inc. ("Storm"), Storm Energy Ltd. ("ExploreCo"), FET Resources Ltd. ("AcquisitionCo"), and Focus Energy Trust included as part of the Information Circular dated July 16, 2002 to be mailed to shareholders, Storm will transfer its interests in certain oil and natural gas properties to ExploreCo ("ExploreCo Assets") directly and indirectly through a partnership or a subsidiary company.

This statement has been derived from financial information provided by Storm and related only to the working interests in such properties which will be transferred to ExploreCo.

This statement includes only those revenues and operating expenses which are directly related to the properties being transferred to ExploreCo, and does not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonments.

## 2. SIGNIFICANT ACCOUNTING POLICIES

**Revenues**

Oil, natural gas and liquids sales are recorded when the commodities are sold.

**Royalties**

Royalties are net of Alberta royalty tax credit.

**Operating expenses**

Operating expenses include all costs related to the lifting, gathering, transporting and processing of oil and natural gas and related products.

SCHEDULE "C"

BALANCE SHEET AS AT JULY 15, 2002

**AUDITORS' REPORT**

To the Directors of
Storm Energy Ltd.:

We have audited the balance sheet of Storm Energy Ltd. as at July 15, 2002. This financial statement is the responsibility of the Storm Energy Ltd.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statement presents fairly, in all material respects, the financial position of Storm Energy Ltd. as at July 15, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
July 15, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

STORM ENERGY LTD.

BALANCE SHEET

| As at | July 15, 2002 |
| --- | --- |
| **ASSETS** | |
| **Current** | |
| Cash | $100 |
| | $100 |
| **SHAREHOLDER'S EQUITY** | |
| **Shareholder's equity** | |
| Share capital | $100 |
| | $100 |

*See accompanying notes*

On behalf of the Board:

(signed) "*Gregory G. Turnbull*"

Director

(signed) "*Matthew J. Brister*"

Director

STORM ENERGY LTD.

NOTES TO FINANCIAL STATEMENT

## 1. INCORPORATION AND FINANCIAL PRESENTATION

Storm Energy Ltd. ("ExploreCo") was incorporated pursuant to the *Business Corporations Act* (Alberta) on July 15, 2002. ExploreCo has not carried on active business since incorporation. The financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

## 2. SHARE CAPITAL

*a. Authorized*

An unlimited number of voting common shares and an unlimited number of preferred shares

*b. Issued*

| | Number of Shares | Consideration $ |
|---|---|---|
| **Common Shares** | | |
| Balance on incorporation | – | – |
| Issued upon initial organization on July 15, 2002 | 1 | 100 |
| **Balance as at July 15, 2002** | **1** | **100** |

## 3. SUBSEQUENT EVENT

Coincident with the Plan of Arrangement involving Storm Energy Inc. ("Storm"), ExploreCo, FET Resources Ltd. ("AcquisitionCo") and Focus Energy Trust, ExploreCo will acquire the ExploreCo Assets from Storm and will be engaged in the exploration for, and the acquisition, development and production of, oil, and natural gas reserves. ExploreCo will assume all liabilities, including environmental liabilities, relating to the ExploreCo Assets. As part of the ExploreCo Assets, ExploreCo will also acquire all of the issued and outstanding securities of Redearth Energy Inc., a wholly owned subsidiary of Storm. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by the end of August 2002.

# APPENDIX I

# INFORMATION CONCERNING THE TRUST

## TABLE OF CONTENTS

## THE TRUST

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7. The Trust was established to:

- investing in shares of AcquisitionCo and acquiring the Common Shares and the Notes pursuant to the Arrangement;
- acquiring the net profits interest under the NPI Agreement;
- acquiring or investing in other securities of AmalgamationCo and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- disposing of any part of the property of the Trust, including, without limitation, any securities of AmalgamationCo;
- temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other Permitted Investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and
- paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the interest received on the principal amount of Notes and under the NPI Agreement. The Trust expects to make monthly cash distributions to Trust Unitholders (commencing October 15, 2002, assuming the Effective Date is August 23, 2002 and assuming a Distribution Record Date of September 30, 2002) of the interest income earned from the Notes and the income earned under the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units. See "*Information Concerning the Trust - Cash Distributions*".

## TRUST UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "*Redemption Right*") and to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either AmalgamationCo or the Trust. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from AmalgamationCo and the ability of AmalgamationCo to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

**The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.**

## SPECIAL VOTING RIGHTS

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by AmalgamationCo or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Trust Unitholders as may be prescribed by the board of directors of AmalgamationCo in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to vote at meetings of the Trust Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who receives Exchangeable Shares pursuant to the Arrangement. See Appendix J, "*Information Concerning AmalgamationCo - AmalgamationCo Share Capital*".

## TRUST UNITHOLDER LIMITED LIABILITY

The Trust Indenture provides that no Trust Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Trust Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Trust Unitholder from or arising as a result of such Trust Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Trust Indenture, Trust Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Trust Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities, and all of the business operations currently carried on by Storm will be carried on by AmalgamationCo directly or indirectly.

The activities of the Trust and its wholly-owned subsidiary, AmalgamationCo, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of AmalgamationCo and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Trust Unitholders personally.

## ISSUANCE OF TRUST UNITS

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the board of directors of AmalgamationCo may determine. The Indenture also provides that AmalgamationCo may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as AmalgamationCo may determine.

## CASH DISTRIBUTIONS

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the Notes to make capital expenditures to develop the business of AmalgamationCo with a view to enhancing AmalgamationCo's cash flow from operations.

The initial cash distribution for the period from the Effective Date of the Arrangement to September 30, 2002 payable to Trust Unitholders of record on September 30, 2002 is expected to be made on or before October 15, 2002. It is expected that essentially all of the cash distributions to Trust Unitholders will be taxed as ordinary income.

Thereafter, it is expected that cash distributions will be made on the 15th day of each month to Trust Unitholders of record on the immediately preceding Distribution Record Date.

## REDEMPTION RIGHT

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Trust Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $250,000; provided that, the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (i) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount

equal to any such shortfall, which promissory notes, (herein referred to as "Redemption Notes") shall have terms and conditions substantially identical to those of the Notes.

If at the time Trust Units are tendered for redemption by a Trust Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which AmalgamationCo considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Trust Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by AmalgamationCo as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes or Redemption Notes which may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes or Redemption Notes. Notes or Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

## NON-RESIDENT TRUST UNITHOLDERS

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Trust Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions. If at any time the Trust, becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trust shall take such action as may be necessary to carry out the intentions evidenced herein. For the purposes of this Section, "Non-Residents" means non-residents of Canada within the meaning of the Tax Act.

## MEETINGS OF TRUST UNITHOLDERS

The Trust Indenture provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the directors of AmalgamationCo and the appointment of the auditors of the Trust.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders in accordance with the requirements of applicable laws.

## EXERCISE OF VOTING RIGHTS ATTACHED TO SHARES OF AMALGAMATIONCO

The Trust Indenture prohibits the Trustee from voting the shares of AmalgamationCo with respect to (i) the election of directors of AmalgamationCo, (ii) the appointment of auditors of AmalgamationCo or (iii) the approval of AmalgamationCo's financial statements, except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders. The Trustee is also prohibited from voting the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of AmalgamationCo, except in conjunction with an internal reorganization of the direct or indirect assets of AmalgamationCo as a result of which either AmalgamationCo or the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of AmalgamationCo with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving AmalgamationCo except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of AmalgamationCo to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of AmalgamationCo to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of AmalgamationCo's shares in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

## TRUSTEE

Valiant Trust Company is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Trust Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Trust Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Trust Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

## DELEGATION OF AUTHORITY, ADMINISTRATION AND TRUST GOVERNANCE

The board of directors of AmalgamationCo has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to AmalgamationCo responsibility for any and all matters relating to the following: (i) an Offering; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

## LIABILITY OF THE TRUSTEE

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of AmalgamationCo, or any other person to whom the Trustee has, with the consent of AmalgamationCo, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by AmalgamationCo to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, willful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

## AMENDMENTS TO THE TRUST INDENTURE

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Trust Unitholders, amend the Trust Indenture for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 13296) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for the interests of Trust Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby; and
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby.

## TAKE-OVER BID

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

## TERMINATION OF THE TRUST

The Trust Unitholders may vote to terminate the Trust at any meeting of the Trust Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than

20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Trust Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Trust Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Trust Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Trust Unitholders in accordance with their Pro Rata Share.

## REPORTING TO TRUST UNITHOLDERS

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Trust Unitholders and the unaudited interim financial statements of the Trust will be mailed to Trust Unitholders within the periods prescribed by securities legislation. The year end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

## CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at July 15, 2002 both before and after giving effect to the Arrangement.

| Designation | Authorized | As at July 15, 2002 before giving effect to the Arrangement(1) | As at July 15, 2002 after giving effect to the Arrangement(2) (3) |
|---|---|---|---|
| Revolving Credit Facility | | $nil | $45,120,000 |
| Exchangeable Shares | Unlimited | $nil<br>(nil shares) | $20,848,000<br>(9,000,000 shares) |
| Trust Units | Unlimited | $200<br>(1 Trust Unit) | $48,560,000<br>(20,962,759 Trust Units) |

Notes:

(1) The Trust was initially settled as of July 15, 2002.

(2) Assumes the issuance of 9,000,000 Exchangeable Shares pursuant to the Arrangement, which Exchangeable Shares are initially exchangeable into Trust Units on a one for one basis and thereafter exchangeable into Trust Units at the Exchange Ratio. The actual number of Trust Units outstanding after the Arrangement will depend upon the number of Exchangeable Shares which Securityholders elect to receive.

(3) Assumes that all of the existing Options are exercised for Common Shares.

## RISK FACTORS

**An investment in the Trust should be considered highly speculative due to the nature of the Trust's activities and the present stage of its development. The following is a summary of certain risk factors relating to the activities of the Trust and the ownership of Trust Units which prospective investors should carefully consider before making an investment decision relating to Trust Units or Exchangeable Shares. The risk factors listed below are in addition to the general risk factors set out in Appendix K, "*Information Concerning Storm Energy Inc. - Risk Factors*", which risk factors are incorporated, *mutatis mutandis*, by reference into this Appendix I. A prospective investor should consider carefully such all such risk factors. An investment in securities of the Trust should only be made by persons who can afford a significant or total loss of their investment.**

**Reserve Estimates**

The reserve and recovery information contained in the Paddock Trust Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by Paddock.

**Volatility of Oil and Natural Gas Prices**

The Trust's operational results and financial condition, will be dependent on the prices received by AmalgamationCo for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on AmalgamationCo's ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

**Changes in Legislation**

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

**Investment Eligibility**

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

**Operational Matters**

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to AmalgamationCo and possible liability to third parties. AmalgamationCo will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. AmalgamationCo may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of AmalgamationCo or its subsidiaries to certain properties. Such circumstances could impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

**Environmental Concerns**

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of AmalgamationCo or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on AmalgamationCo. Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

**Debt Service**

AmalgamationCo may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AmalgamationCo may impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by AmalgamationCo of its obligations under the Notes or the NPI Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over substantially all of the assets of AmalgamationCo. If AmalgamationCo becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of AmalgamationCo.

**Delay in Cash Distributions**

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to AmalgamationCo, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

**Taxation of AmalgamationCo**

AmalgamationCo is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. During the period that Exchangeable Shares issued by AmalgamationCo are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. AmalgamationCo intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resouce pools, undepreciated capital cost ("UCC") and non-capital losses carried forward from Storm, if any, plus resource pools and UCC created by capital expenditures of AmalgamationCo. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of AmalgamationCo, then cash taxes would be payable by AmalgamationCo. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against AmalgamationCo, it could materially adversely affect the amount of distributable cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholder in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

**Depletion of Reserves**

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. AmalgamationCo will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, AmalgamationCo's initial production levels and reserves will decline.

AmalgamationCo's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on AmalgamationCo's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, AmalgamationCo's reserves and production will decline over time as reserves are exploited.

**Net Asset Value**

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

**Residual Liabilities of Storm**

Pursuant to the Arrangement, AmalgamationCo will be the corporation resulting from the amalgamation of AcquisitionCo and Storm. As a result, AmalgamationCo will own, directly or indirectly, all of the assets of Storm other than the ExploreCo Assets, which will be transferred to ExploreCo coincident with the Arrangement becoming effective. Although ExploreCo will assume all of the liabilities of Storm relating to the ExploreCo Assets, as the successor entity to Storm AmalgamationCo will retain all other liabilities of Storm, including liabilities relating to corporate and income tax matters.

**Return of Capital**

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

**Nature of Trust Units**

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in AmalgamationCo. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in AmalgamationCo, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

**Unitholder Limited Liability**

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

## INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see Appendix K, "*Information Concerning Storm Energy Inc. - Industry Conditions*", which section is hereby incorporated, *mutatis mutandis*, by reference into this Appendix I.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 - 2nd Street S.W., Calgary, Alberta T2P 0S7.

Valiant Trust Company, at its principal office in Calgary, Alberta and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario is the transfer agent and registrar for the Trust Units.

# APPENDIX J

# INFORMATION CONCERNING AMALGAMATIONCO

## TABLE OF CONTENTS

Page

## NOTICE TO READER

**Pursuant to the Arrangement, AmalgamationCo will be the corporation resulting from the amalgamation of AcquisitionCo and Storm. As a result, AmalgamationCo will own, directly or indirectly, all of the assets of Storm other than the ExploreCo Assets, which will be transferred to ExploreCo coincident with the Arrangement becoming effective. Although ExploreCo will assume all of the liabilities of Storm relating to the ExploreCo Assets, as the successor entity to Storm AmalgamationCo will retain all other liabilities of Storm, including liabilities relating to corporate and income tax matters. The disclosure in this Appendix has been prepared assuming that the Arrangement has become effective.**

## THE CORPORATION

AmalgamationCo will be the continuing corporation resulting from the amalgamation of AcquisitionCo and Storm pursuant to the Plan of Arrangement. The Trust will be the sole shareholder of AmalgamationCo. AmalgamationCo will continue to carry on an oil and natural gas business similar to that carried on by Storm prior to the Arrangement becoming effective. AmalgamationCo will own, directly or indirectly, all of the assets owned by Storm, other than those assets transferred to ExploreCo coincident with the Arrangement becoming effective. For further information on the Plan of Arrangement, see the section of the Information Circular entitled "*The Arrangement*".

The Exchangeable Shares to be issued in connection with the Arrangement have been conditionally approved for listing on the TSX subject to the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Listing will be subject to AmalgamationCo fulfilling all of the requirements of the TSX.

The head office of AmalgamationCo will be located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7 and its registered office will be located at 1400, 350 - 7$^{th}$ Avenue S.W., Calgary, Alberta, T2P 3N9.

## GENERAL DEVELOPMENT OF THE BUSINESS

The oil and natural gas properties and related assets of AmalgamationCo consist of the assets of Storm, other than the ExploreCo Assets which will be transferred to ExploreCo coincident with the Arrangement becoming effective. Certain information relating to the oil and natural gas properties discussed in this Appendix is limited to the period of time during which Storm was the owner of such properties. Any information relating to periods prior to the effective date of such acquisitions is based upon publicly available information or the records of Storm. While Storm has no reason to believe that such information is not accurate, Storm can provide no assurance that such information is accurate.

## NARRATIVE DESCRIPTION OF THE BUSINESS

### Stated Business Objectives

Following the completion of the Plan of Arrangement, AmalgamationCo will be actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in the provinces of British Columbia and Alberta. The business plan of AmalgamationCo is to maximize returns to the Trust from AmalgamationCo's oil and natural gas properties and related assets. Where possible, AmalgamationCo will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, AmalgamationCo will rely on a number of factors, including: (i) the present value of the future revenue from such properties from the proved producing, total proved and established reserves, (ii) the amount of potential for additional reservoir development, (iii) whether sufficient infrastructure exists in the prospect to provide for increased activity, (iv) the cost of any potential development, (v) investments in properties that exhibit medium to long life reserves, and (vi) the ability of AmalgamationCo to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. **The board of directors of AmalgamationCo may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.**

**Description of Properties**

The following is a description of the oil and natural gas properties, plants, facilities and installations in which AmalgamationCo will have an interest following the completion of the Plan of Arrangement and that are material to AmalgamationCo's operations and exploration activities. The production numbers stated refer to AmalgamationCo's working interest share before deduction of Crown and freehold royalties. Reserve amounts are stated, before deduction of royalties, at June 1, 2002, based on escalating cost and price assumptions as evaluated in the Paddock Trust Report. See "*Narrative Description of the Business - Petroleum and Natural Gas Reserves*".

*Tommy Lakes, British Columbia*

AmalgamationCo's main natural gas producing area is located in the Tommy Lakes area of northeast British Columbia. Tommy Lakes is located approximately 130 kilometres south of Fort Nelson, British Columbia.

AmalgamationCo holds an average working interest of 52.9% in 38,722 (20,496 net) acres of developed land, 63 (34.6 net) producing natural gas wells and dehydration and natural gas processing facilities in Tommy Lakes. Storm initially acquired its interest in the Tommy Lakes area in November, 2000.

For the year ended December 31, 2001, Storm's production from the Tommy Lakes area averaged 9,906 Mcf/d of natural gas and 203 bbl/d of NGLs. This property is currently producing approximately 16,660 Mcf/d of natural gas and 360 bbls/d of NGLs. The Paddock Trust Report indicates that AmalgamationCo's interest in the Tommy Lakes property consists of 13,231 MBOE of total proven reserves and 14,908 MBOE of established reserves.

*Kotcho - Cabin, British Columbia*

AmalgamationCo's Kotcho - Cabin natural gas producing area is located approximately 80 kilometres northeast of Fort Nelson, British Columbia.

AmalgamationCo holds an average working interest of 75% in 4,759 (3,576 net) acres of developed land, three (2.1 net) producing natural gas wells and two dehydration facilities in the area. Storm initially acquired its interest in the Kotcho - Cabin area effective November, 1999.

For the year ended December 31, 2001, Storm's production from the Kotcho - Cabin area averaged 5,473 Mcf/d of natural gas. These properties are currently producing approximately 10,300 Mcf/d and the Paddock Trust Report indicates that AmalgamationCo's interest in these properties consists of 4,473 MBOE of total proven reserves and 5,224 MBOE of established reserves.

*Red Earth, Alberta*

AmalgamationCo's main oil producing properties and exploitation and development activities are focused in the Evi North, Evi West, Golden, Kitty, Loon, Ogston and Red Earth areas in the Red Earth project area, which is located approximately 125 kilometres northeast of the Town of Peace River in north central Alberta.

**All assets in these areas, except for Golden and Ogston, are held, indirectly, through the Partnership. AmalgamationCo has a forty (40%) percent interest in the Partnership. AmalgamationCo directly owns a 91.3% working interest in the Golden area and a 12.9% working interest at Ogston.**

AmalgamationCo has, directly and through the Partnership, an average working interest of 80.6% in 11,936 (9,630 net) acres of developed land, 111 (50.8 net) producing oil wells, 16 (8.5 net) non-producing oil well. In addition, AmalgamationCo will have access to ExploreCo facilities in the area for processing of its volumes of oil.

AmalgamationCo 's share of production (including production received through its interest in the Partnership) from the Red Earth area is currently approximately 2,784 BOE/D and the Paddock Trust Report indicates that AmalgamationCo's interest in these properties consists of 5,377 MBOE of total proven reserves and 5,842 MBOE of established reserves.

*Pouce Coupe, Alberta*

Located approximately 30 kilometres east of the Town of Dawson Creek, British Columbia, AmalgamationCo holds an average 46% working interest in 3,840 (1,760 net) acres of developed land, seven (3 net) producing natural gas

wells, two (1.3 net) non-producing natural gas wells and a gas compressor facility in the Pouce Coupe area of Alberta. The property currently produces natural gas from the Doig and Montney formations.

For the year ended December 31, 2001, Storm's production from the Pouce Coupe area averaged 2,958 Mcf/d of natural gas and 22 bbl/d of NGL. The Pouce Coupe property is currently producing approximately 443 BOE/D and the Paddock Trust Report indicates that AmalgamationCo's interest consists of 1,213 MBOE of total proven reserves and 1,467 MBOE of established reserves.

*Sylvan Lake, Alberta*

The Sylvan Lake area is located approximately 30 kilometres southwest of the City of Red Deer and consists of oil, natural gas and NGL production. Storm initially acquired its interest in the Sylvan Lake area effective October 1, 1999.

AmalgamationCo holds an average working interest of 36% in 6,420 (2,332 net) acres of developed land, nine (3.4 net) producing gas wells, two (1.75 net) producing oil wells and an operated oil treating facility in the Sylvan Lake area. AmalgamationCo is also the operator and 67% owner of a gas processing plant at Sylvan Lake which has the capacity to process 38 mmcf/d of natural gas and associated NGL and contributes third party processing income to AmalgamationCo.

For the year ended December 31, 2001, Storm's production from the Sylvan Lake area averaged 162 bbl/d of oil and NGL and 2,340 Mcf/d of natural gas. The Sylvan Lake property is currently producing approximately 478 BOE/D and the Paddock Trust Report indicates that AmalgamationCo's interest consists of 1,157 MBOE of total proven reserves and 1,264 MBOE of established reserves.

**The Partnership**

AmalgamationCo holds a forty (40%) percent interest in the Partnership. For a detailed description of the Partnership and the Redearth Assets, see Appendix H, "*Information Concerning ExploreCo*".

**Petroleum and Natural Gas Reserves**

The following tables, based on the Paddock Trust Report, summarize the oil, NGLs and natural gas reserves attributable to the oil and natural gas properties of AmalgamationCo and the present value of future net revenue for such reserves using escalated and constant price assumptions and costs as indicated. No estimate of salvage and abandonment costs was included in the Paddock Trust Report.

**All evaluations of future net production revenue set forth in the tables below are stated prior to the provision for income taxes, but after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments. It should not be assumed that the discounted future net production revenue estimated by the Paddock Trust Report represents the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the Paddock Trust Report. There is no assurance that the future price and cost assumptions used in the Paddock Trust Report will prove accurate and variances could be material.**

| | Petroleum and Natural Gas Reserves | | | | | |
|---|---|---|---|---|---|---|
| | Oil (Mstb) | | NGLs (Mstb) | | Gas (Mmcf) | |
| | Gross | Net | Gross | Net | Gross | Net |
| **Constant Pricing** | | | | | | |
| Proved Producing | 5,207 | 4,419 | 1,148 | 893 | 73,289 | 55,542 |
| Proved Non-Producing | 157 | 138 | 68 | 55 | 12,820 | 10,334 |
| Total Proved Developed | 5,364 | 4,557 | 1,216 | 948 | 86,109 | 65,876 |
| Total Proved Undeveloped | 151 | 119 | 573 | 459 | 27,867 | 20,822 |
| Total Proved | 5,515 | 4,676 | 1,789 | 1,407 | 113,976 | 86,698 |
| Probable | 1,003 | 849 | 432 | 343 | 30,743 | 23,327 |
| Total Proved Plus 50% Probable | 6,017 | 5,101 | 2,005 | 1,579 | 129,348 | 98,362 |
| **Escalated Pricing** | | | | | | |
| Proved Producing | 5,207 | 4,462 | 1,148 | 895 | 73,289 | 55,497 |
| Proved Non-Producing | 158 | 140 | 68 | 55 | 12,820 | 10,233 |
| Total Proved Developed | 5,365 | 4,602 | 1,216 | 950 | 86,109 | 65,730 |
| Total Proved Undeveloped | 151 | 120 | 573 | 458 | 27,867 | 20,823 |
| Total Proved | 5,516 | 4,722 | 1,789 | 1,408 | 113,976 | 86,553 |
| Probable | 1,002 | 859 | 432 | 343 | 30,743 | 23,298 |
| Total Proved Plus 50% Probable | 6,017 | 5,152 | 2,005 | 1,580 | 129,348 | 98,202 |

| | Present Value of Future Net Production Revenue ($M) | | | |
|---|---|---|---|---|
| | | Discounted at the rate of | | |
| | Undiscounted | 10% | 15% | 20% |
| **Constant Pricing** | | | | |
| Proved Producing | 318,538 | 212,464 | 183,951 | 163,075 |
| Proved Non-Producing | 31,527 | 18,128 | 14,623 | 12,113 |
| Total Proved Developed | 350,065 | 230,592 | 198,574 | 175,188 |
| Total Proved Undeveloped | 61,487 | 32,802 | 25,697 | 20,727 |
| Total Proved | 411,552 | 263,394 | 224,271 | 195,915 |
| Probable | 91,725 | 41,815 | 31,583 | 24,906 |
| Total Proved Plus 50% Probable | 457,415 | 284,302 | 240,063 | 208,368 |
| **Escalated Pricing** | | | | |
| Proved Producing | 316,807 | 208,109 | 179,653 | 159,004 |
| Proved Non-Producing | 31,992 | 17,941 | 14,368 | 11,833 |
| Total Proved Developed | 348,799 | 226,050 | 194,021 | 170,837 |
| Total Proved Undeveloped | 61,120 | 31,436 | 24,280 | 19,344 |
| Total Proved | 409,919 | 257,486 | 218,301 | 190,181 |
| Probable | 97,735 | 42,205 | 31,381 | 24,455 |
| Total Proved Plus 50% Probable | 458,787 | 278,589 | 233,992 | 202,409 |

Notes:

(1) "Gross" reserves are defined as the total remaining recoverable reserves owned, directly and indirectly, by AmalgamationCo before deduction of any royalties.

(2) "Net" reserves are defined as those accruing, directly and indirectly, to AmalgamationCo after Crown and freehold royalties have been deducted.

(3) "Proved" reserves are those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive

on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(4) "Proved Producing" reserves are those Proved reserves that are actually on production and could be recovered from existing wells or facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

(5) "Proved Non-Producing" reserves are those proved reserves that are not classified as producing.

(6) "Proved Undeveloped" reserves are those proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

(7) "Probable" reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery process which can be reasonably expected to be instituted in the future.

(8) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs. In the Paddock Trust Report operating costs are assumed to escalate at 2% per annum. Crude oil and natural gas base case prices as forecast by Paddock effective June 1, 2002 are as follows:

| | | | Crude Oil | | | | Natural Gas |
|---|---|---|---|---|---|---|---|
| Year | Inflation | Exchange Rate | WTI Cushing Oklahoma[a] | Light Sweet at Edmonton[b] | Medium at Hardisty[c] | Heavy at Hardisty[d] | Alberta Plant Gate Spot |
| | % | $Cdn/$US | $US/Bbl | $Cdn/Bbl | $Cdn/Bbl | $Cdn/Bbl | $Cdn/MMBTU |
| 2002 | 2.0 | 0.630 | 23.00 | 35.49 | 26.49 | 21.99 | 4.32 |
| 2003 | 2.0 | 0.640 | 22.00 | 33.33 | 26.33 | 21.33 | 4.30 |
| 2004 | 2.0 | 0.650 | 22.00 | 32.78 | 26.78 | 22.78 | 4.28 |
| 2005 | 2.0 | 0.650 | 22.44 | 33.44 | 27.32 | 23.24 | 4.41 |
| 2006 | 2.0 | 0.650 | 22.89 | 34.11 | 27.87 | 23.71 | 4.50 |
| 2007 | 2.0 | 0.650 | 23.35 | 34.79 | 28.42 | 24.18 | 4.59 |
| 2008 | 2.0 | 0.650 | 23.81 | 35.49 | 28.99 | 24.66 | 4.68 |
| 2009 | 2.0 | 0.650 | 24.29 | 36.20 | 29.57 | 25.16 | 4.77 |
| 2010 | 2.0 | 0.650 | 24.78 | 36.92 | 30.16 | 25.66 | 4.87 |
| 2011 | 2.0 | 0.650 | 25.27 | 37.66 | 30.77 | 26.17 | 4.97 |
| 2012 | 2.0 | 0.650 | 25.78 | 38.41 | 31.38 | 26.70 | 5.07 |
| 2013 | 2.0 | 0.650 | 26.29 | 39.18 | 32.01 | 27.23 | 5.17 |
| 2014 | 2.0 | 0.650 | 26.82 | 39.96 | 32.65 | 27.77 | 5.27 |
| 2015 | 2.0 | 0.650 | 27.35 | 40.76 | 33.30 | 28.33 | 5.38 |
| 2016 | 2.0 | 0.650 | 27.90 | 41.58 | 33.97 | 28.90 | 5.48 |

Notes:

(a) WTI prices estimated above represent NYMEX 30 day futures prices.

(b) 40° API, 0.3% S.

(c) 25.6° API, 2.1% S.

(d) 12° API.

(e) All references to "$" are to $Cdn unless otherwise indicated

(9) Product prices used in the constant price evaluation were based on Paddock's constant price forecast, being Cdn. $35.49/Bbl for oil and $4.32/MMBTU for natural gas. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Paddock Trust Report. Product prices were not escalated beyond 2002. In addition, operating and capital costs have not been increased on an inflationary basis.

(10) 71% of AmalgamationCo's total Proved reserves are currently on production.

(11) The Paddock Trust Report estimates the future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on escalating costs from Proved and Probable Reserves to be an aggregate of $45.5 million, of which $5.9 million is to be expended in 2002, $23.7 million is to be expended in 2003 and $15.9 million is to be expended in 2004 (or based on constant costs: an aggregate of $44.4 million of which $5.9 million is to be expended in 2002, $23.3 million is to be expended in 2003 and $15.2 million is to be expended in 2004).

(12) The extent and character and all factual data supplied by ExploreCo to Paddock were accepted by Paddock as represented. The crude oil and natural gas reserve calculations and any projections upon which the Paddock ExploreCo Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities, well abandonment and lease clean-up costs have not been included in the Paddock ExploreCo Report.

(13) Present value of future net production revenue numbers include ARTC. Eligibility for ARTC is subject to determination.

The extent and character and all factual data supplied to Paddock were accepted by Paddock as represented. The crude oil and natural gas reserve calculations and any projections upon which the Paddock Trust Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities, well abandonment and lease clean-up costs have not been included in the Paddock Trust Report.

### Landholdings

Undeveloped lands of Storm as at June 1, 2002 have been allocated between AmalgamationCo and ExploreCo on the basis of (i) in the case of AmalgamationCo, the association of the undeveloped lands with producing properties and *(ii) in the case of ExploreCo, the exploration potential of the undeveloped lands. The following table sets out* AmalgamationCo's landholdings as at June 1, 2002.

| | Developed | | Undeveloped | | Total | |
|---|---|---|---|---|---|---|
| Area | Gross(1) | Net(2) | Gross(1) | Net(2) | Gross(1) | Net(2) |
| Alberta | 22,836 | 12,603 | 1,107 | 1,107 | 23,943 | 13,710 |
| British Columbia | 43,481 | 25,831 | 14,132 | 7,803 | 57,613 | 33,634 |
| Total | 66,317 | 38,434 | 15,239 | 8,910 | 81,556 | 47,344 |

Notes:

(1) "Gross" refers to the total acres in which AmalgamationCo has an interest, directly or indirectly.

(2) "Net" refers to the total acres in which AmalgamationCo has an interest, directly or indirectly, multiplied by the percentage working interest owned by AmalgamationCo, directly or indirectly, therein.

### Oil and Gas Wells

The following table sets forth the number and status of wells in which AmalgamationCo had a working interest, directly or indirectly, as at June 1, 2002, which are producing or which AmalgamationCo considers to be capable of production:

| | Producing Wells | | | | Shut-in Wells(1) | | | |
|---|---|---|---|---|---|---|---|---|
| | Crude Oil | | Natural Gas | | Crude Oil | | Natural Gas | |
| Area | Gross(2) | Net(3) | Gross(2) | Net(3) | Gross(2) | Net(3) | Gross(2) | Net(3) |
| Alberta | 111 | 50.8 | 17 | 6.4 | 16 | 8.5 | 4 | 2.7 |
| British Columbia | - | - | 67 | 37.7 | - | - | 5 | 3.0 |
| Total | 111 | 50.8 | 84 | 44.1 | 16 | 8.5 | 9 | 5.7 |

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which AmalgamationCo has an interest are located no further than 10 kilometres from existing pipelines.

(2) "Gross" wells are the total number of wells in which AmalgamationCo has an interest, directly or through the Partnership.

(3) "Net" wells are the aggregate of the numbers obtained by multiplying each gross well by AmalgamationCo's (or the Partnership's, as the case may be) percentage working interest therein.

**Production History, Prices Received and Capital Expenditures**

The following table sets forth certain historical information in respect of production, product prices received and expenditures in respect of AmalgamationCo's oil and natural gas properties for each of the last eight fiscal quarters.

| | Three Months Ended March 31, 2002 | Three Months Ended December 31, 2001 | Three Months Ended September 30, 2001 | Three Months Ended June 30, 2001 |
|---|---|---|---|---|
| Average Daily Volumes | | | | |
| Crude oil (Bbls/d) | 2,897 | 2,986 | 2,799 | 2,730 |
| Natural gas liquids (Bbls/d) | 446 | 337 | 316 | 334 |
| Natural gas (Mcf/d) | 29,127 | 22,194 | 21,143 | 21,747 |
| Total BOE (6:1) | 8,197 | 7,022 | 6,639 | 6,688 |
| Average Net Product Prices Received | | | | |
| Crude oil ($/Bbls) | 32.47 | 29.81 | 39.24 | 41.01 |
| Natural gas liquids ($/Bbls) | 22.47 | 22.33 | 31.93 | 40.49 |
| Natural gas ($/Mcf) | 2.86 | 2.98 | 2.73 | 6.77 |
| Total ($/BOE) (6:1) | 22.85 | 23.16 | 26.75 | 40.78 |
| Average Royalties Paid[1] | | | | |
| Crude oil ($/Bbls) | 5.25 | 5.63 | 6.78 | 10.71 |
| Natural gas liquids ($/Bbls) | 5.84 | 4.64 | 7.15 | 10.68 |
| Natural gas ($/Mcf) | 0.88 | 0.93 | 1.13 | 1.77 |
| Total ($/BOE) (6:1) | 5.30 | 5.57 | 6.81 | 10.66 |
| Average Operating Expenses[1][2] | | | | |
| Crude oil ($/Bbls) | 2.95 | 3.63 | 3.14 | 4.36 |
| Natural gas liquids ($/Bbls) | 3.29 | 2.99 | 3.31 | 4.35 |
| Natural gas ($/Mcf) | 0.50 | 0.60 | 0.52 | 0.72 |
| Total ($/BOE) (6:1) | 2.98 | 3.59 | 3.15 | 4.34 |
| Average Netback Received | | | | |
| Crude oil ($/Bbls) | 24.27 | 20.55 | 29.32 | 25.94 |
| Natural gas liquids ($/Bbls) | 13.34 | 14.70 | 21.47 | 25.46 |
| Natural gas ($/Mcf) | 1.48 | 1.45 | 1.08 | 4.28 |
| Total ($/BOE) (6:1) | 14.57 | 14.00 | 16.79 | 25.78 |

| | Three Months Ended March 31, 2001 | Three Months Ended December 31, 2000 | Three Months Ended September 30, 2000 | Three Months Ended June 30, 2000 |
|---|---|---|---|---|
| Average Daily Volumes | | | | |
| Crude oil (Bbls/d) | 2,906 | 2,366 | 2,503 | 1,764 |
| Natural gas liquids (Bbls/d) | 306 | 319 | 204 | 134 |
| Natural gas (Mcf/d) | 17,592 | 14,123 | 7,400 | 8,102 |
| Total BOE (6:1) | 6,144 | 5,039 | 3,940 | 3,248 |
| Average Net Product Prices Received | | | | |
| Crude oil ($/Bbls) | 48.34 | 52.74 | 47.22 | 44.94 |
| Natural gas liquids ($/Bbls) | 47.70 | 47.74 | 44.28 | 42.23 |
| Natural gas ($/Mcf) | 10.26 | 11.46 | 4.51 | 3.35 |
| Total ($/BOE) (6:1) | 54.61 | 59.91 | 40.75 | 34.49 |
| Average Royalties Paid[1] | | | | |
| Crude oil ($/Bbls) | 13.96 | 15.57 | 11.49 | 9.73 |
| Natural gas liquids ($/Bbls) | 14.11 | 14.74 | 11.53 | 9.70 |
| Natural gas ($/Mcf) | 2.35 | 2.61 | 1.92 | 1.62 |
| Total ($/BOE) (6:1) | 14.05 | 15.55 | 11.49 | 9.73 |
| Average Operating Expenses[1][2] | | | | |
| Crude oil ($/Bbls) | 4.25 | 5.05 | 3.96 | 3.40 |
| Natural gas liquids ($/Bbls) | 4.30 | 4.78 | 3.98 | 3.39 |
| Natural gas ($/Mcf) | 0.72 | 0.85 | 0.66 | 0.57 |
| Total ($/BOE) (6:1) | 4.28 | 5.04 | 3.97 | 3.40 |
| Average Netback Received | | | | |
| Crude oil ($/Bbls) | 30.13 | 32.12 | 31.77 | 31.81 |
| Natural gas liquids ($/Bbls) | 29.29 | 28.22 | 28.77 | 29.14 |
| Natural gas ($/Mcf) | 7.19 | 8.00 | 1.93 | 1.16 |
| Total ($/BOE) (6:1) | 36.28 | 39.52 | 25.29 | 21.36 |

Notes:

(1) Average royalties paid, net of ARTC, and average operating expenses allocated to the individual products based on the proportionate product volumes.

(2) Operating Expenses include all costs relating to lifting, gathering, transporting and processing.

**Drilling Activity**

The following table summarizes Storm's drilling results on AmalgamationCo's oil and natural gas properties for the years ended December 31, 2001 and 2000.

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Gross | Net | Gross | Net |
| Oil Wells | 34.00 | 8.30 | 23.00 | 10.60 |
| Natural Gas Wells | 6.00 | 3.20 | 2.00 | 1.25 |
| Dry Holes | 14.00 | 5.40 | 7.00 | 2.90 |
| Total | 54.00 | 16.90 | 32.00 | 14.75 |

Notes:

(1) Wells are classified according to the designation assigned to them for regulatory purposes. Wells in which oil or natural gas is found but not in sufficient quantities to be "capable of production" are classified as dry wells.

(2) "Gross" refers to the total number of wells in which AmalgamationCo has an interest.

(3) "Net" refers to the total number of wells in which AmalgamationCo has an interest, multiplied by the percentage working interest owned by AmalgamationCo therein.

**Marketing**

AmalgamationCo will be party to certain financial instruments, such as crude oil and natural gas contracts and foreign currency forward contracts. AmalgamationCo enters into these contracts for hedging purposes only in order to protect its cash flow on future sales from the potential adverse impact of low oil and gas fluctuations in the U.S.-Canadian dollar exchange rate. The contracts reduce the fluctuations in sales revenues by establishing fixed prices or a trading range on a portion of its oil and gas sales.

Contracts outstanding in respect of hedging transactions which AmalgamationCo will assume are as follows:

| Exposure | Volume Hedged | Pricing | Term |
|---|---|---|---|
| Gas | 9,000 Gigajoules/d | Floor @ $2.75/GJ | Apr. 1, 2002 - Oct. 31, 2002 |
| | 12,755 Gigajoules/d | Cap @ $5.15/GJ | Nov. 1, 2002 - Mar. 31, 2003 |
| | 7,000 MMBtu/d | Floor @ $US 3.50/MMBtu<br>Cap @ $US 5.10/MMBtu | Nov. 1, 2001 - Oct. 31, 2002 |
| Oil | 1,000 Bbls/d | $37.63/Bbl | Jan. 1, 2002 - Dec. 31, 2002 |
| Foreign Exchange | | $US/$Cdn Exchange @ $1.4724 | $US 735,000/month<br>Nov. 1, 2001 - Oct. 31, 2002 |

**Capital Expenditures**

The following table summarizes the capital expenditures incurred in respect of AmalgamationCo's oil and natural gas properties during the periods indicated.

| ($000s) (unaudited) | Three Months Ended March 31, 2002 | Year Ended December 31, 2001 |
|---|---|---|
| Property Acquisitions | - | - |
| Exploration | 13,823 | 12,594 |
| Development | 4,650 | 15,003 |
| Other | - | - |
| Total | 18,473 | 27,597 |

**Liquidity and Capital Resources**

AmalgamationCo's need for capital will be both short-term and long-term in nature. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets. Short term capital will also be used from time to time to fund cash distributions and to maintain a reasonably even monthly cash distribution program to Unitholders. However, the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of AmalgamationCo, namely, debt, equity, internally generated cash and farmout arrangements.

AmalgamationCo's banker has indicated that AmalgamationCo will be eligible for a credit facility of $90 million. It is not expected that there will be stated repayment terms with this facility. There are no principal repayments required. AmalgamationCo may use the available portion of the bank line for both short-term and long-term capital requirements. The credit line is reviewed at least annually. AmalgamationCo anticipates that it may prudently use

increased amounts of debt as its need and capacity for debt increases over time. It is expected that this will be the case particularly in respect of financing the acquisition of producing properties.

In respect of equity financing, there is an active market for the financing of Canadian resource trusts. Any acquisition of producing properties will be financed primarily through the issuance of additional Trust Units.

Crude oil and natural gas prices may change significantly due to factors not controllable by AmalgamationCo. The table below provides a summary of estimated sensitivities to price fluctuations for pro forma production levels and expenses for the three months ended March 31, 2002.

| | Cash Available for Distributions Per Unit and Exchangeable Share | Cash Available for Distributions |
|---|---|---|
| Change in crude oil price by Cdn. $1.00 per Bbl | 0.8¢ | $237,000 |
| Change in natural gas price by Cdn. $0.10 per Mcf | 0.6¢ | $189,000 |

All of AmalgamationCo 's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. AmalgamationCo has no control over government intervention or taxation levels in the oil and gas industry.

Pursuant to the NPI Agreement, the Trust will establish a reclamation fund to fund the payment of environmental and final site restoration costs for the assets acquired through the Plan of Arrangement. The reclamation fund is funded by AmalgamationCo and owned by the Trust. Annual contributions, less current year site reclamation and abandonment costs, are such that currently estimated future environmental and reclamation obligations associated with the properties will be funded after 20 years. The contribution rate has been estimated at $0.26 per BOE of proven reserves, based on currently estimated future environmental and reclamation obligations, net of salvage, of $6.8 million.

AmalgamationCo intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. AmalgamationCo believes it is in substantial compliance, in all material respects, with current environmental legislation and regularly works with governmental environmental agencies to maintain this level of compliance.

Although AmalgamationCo has no set policy, management of AmalgamationCo will use financial instruments to reduce corporate risk in certain situations. AmalgamationCo's strategy for crude oil production is to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. Currently, AmalgamationCo has no hedging commitments.

**PRO FORMA DISTRIBUTABLE CASH**

The following is a summary of selected financial information for the oil and natural gas assets owned, directly or indirectly, by AmalgamationCo following the completion of the Arrangement, for the periods indicated.

Management of the Trust and Storm have provided the following analysis to assist the Trust and Securityholders in analyzing the income of the Trust and the amounts of Distributable Cash that would be available to the Trust for distribution to Unitholders had the Trust been in existence for the three month period ended March 31, 2002. This analysis was prepared on the assumption that the Arrangement had been completed, that the Trust had retained approximately 75% of Storm's oil and natural gas producing properties and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Storm and the Trust have, based upon their review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amount shown below.

**The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.**

| | Three Months Ended March 31, 2002 (unaudited) |
|---|---|
| Cash from Operations | $10,473,844 |
| Add (deduct): | |
| Reclamation fund contributions | (192,000) |
| Capital expenditures | (18,473,468) |
| Funds drawn from debt and working capital | 16,930,000 |
| **Distributable Cash** | $8,738,376 |
| Distributable Cash per Unit or Exchangeable Share for the period | $0.29 |
| Weighted average number of Total Trust Units | 29,943,475 |

Notes:

(1) Distributable cash available for distribution is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities.

## ILLUSTRATIVE DISTRIBUTABLE CASH

The following tables illustrates a range of possible amounts of Distributable Cash relating to Units and Exchangeable Shares outstanding based on the foregoing cash flow illustrations for the quarter ended March 31, 2002. The ranges of possible amounts of Distributable Cash as based on varying field prices for oil and natural gas. For this analysis, the production volumes, royalty rates, other income, operating expenses, expenses associated with the Technical Services Agreement, general and administrative expenses, large corporation taxes, cash taxes, reclamation fund contributions, and capital expenditures have been held constant to the levels shown in the pro forma information for March 31, 2002. This analysis is also based on the assumption that AmalgamationCo will distribute its cash available for distribution, as it relates to the Units outstanding, to Trust in satisfaction of the interest owing under the Notes and, to the extent any remaining income is available, under the NPI Agreement. The representative range of Distributable Cash on a per security basis in the following tables is calculated by dividing the Distributable Cash by the weighted average number of 29,943,475 Trust Units outstanding (which number includes all Exchangeable Shares anticipated to be outstanding following the completion of the Arrangement).

**The tables, and the assumptions on which they are based, do not represent expected performance or results. The Distributable Cash for the quarter ended March 31, 2002 is on a pro forma basis only.**

**Illustrative Distributable Cash for the Quarter Ended March 31, 2002 ($000)**

| Oil Price | Natural Gas Field Price ($/mcf) | | | | | | |
|---|---|---|---|---|---|---|---|
| $Cdn/bbl | $2.00 | $2.50 | $3.00 | $3.50 | $4.00 | $4.50 | $5.00 |
| $30.00 | $5,643 | $6,586 | $7,528 | $8,471 | $9,413 | $10,356 | $11,298 |
| $32.50 | $6,237 | $7,179 | $8,122 | $9,064 | $10,007 | $10,949 | $11,892 |
| $35.00 | $6,830 | $7,773 | $8,715 | $9,658 | $10,601 | $11,543 | $12,486 |
| $37.50 | $7,424 | $8,367 | $9,309 | $10,252 | $11,194 | $12,137 | $13,079 |
| $40.00 | $8,018 | $8,960 | $9,903 | $10,845 | $11,788 | $12,730 | $13,673 |
| $42.50 | $8,611 | $9,554 | $10,496 | $11,439 | $12,382 | $13,324 | $14,267 |

**Illustrative Distributable Cash for the Quarter Ended March 31, 2002 (per trust unit)**

| Oil Price $Cdn/bbl | Natural Gas Field Price ($/mcf) | | | | | | |
|---|---|---|---|---|---|---|---|
| | $2.00 | $2.50 | $3.00 | $3.50 | $4.00 | $4.50 | $5.00 |
| $30.00 | $0.19 | $0.22 | $0.25 | $0.28 | $0.31 | $0.35 | $0.38 |
| $32.50 | $0.21 | $0.24 | $0.27 | $0.30 | $0.33 | $0.37 | $0.40 |
| $35.00 | $0.23 | $0.26 | $0.29 | $0.32 | $0.35 | $0.39 | $0.42 |
| $37.50 | $0.25 | $0.28 | $0.31 | $0.34 | $0.37 | $0.41 | $0.44 |
| $40.00 | $0.27 | $0.30 | $0.33 | $0.36 | $0.39 | $0.42 | $0.46 |
| $42.50 | $0.29 | $0.32 | $0.35 | $0.38 | $0.41 | $0.44 | $0.48 |

**The tables set out above illustrate the high degree of sensitivity of cash flows and the resulting return to investors to changes in oil and natural gas prices. The tables are simply an illustration to represent the variance on cash flows given particular oil and gas prices.**

**The range of information set forth above is a representative range of possible Distributable Cash and is provided for illustrative purposes only and should not be construed as a forecast or projection. No assurance can be given that the Distributable Cash shown in this analysis will ever be available or realized or that the assumptions of fact made are the most likely to occur. The production levels used in the foregoing tables are merely an arithmetic calculation based on the assumptions set forth above. There can be no assurance that the oil and natural gas prices set forth in the tables will be received for the production of the Trust. Actual production levels will be dependent on numerous factors and may not necessarily reflect the figures used in these tables.**

## CAPITALIZATION

The following table sets forth the capitalization of AmalgamationCo as at July 15, 2002 and as at July 15, 2002 after giving effect to the Plan of Arrangement.

| | Authorized | Outstanding as at July 15, 2002[(1)] | Outstanding as at July 15, 2002 after giving effect to the Arrangement[(2)] |
|---|---|---|---|
| | | (unaudited) | (unaudited) |
| Revolving Credit Facility | | $nil | $45,120,000 |
| Notes | | $nil | $209,627,580[(3)] |
| Share Capital: | | | |
| Common Shares | Unlimited | $100<br>(1 share) | $48,560,000<br>(20,962,758 shares) |
| Exchangeable Shares | Unlimited | $ nil<br>(nil shares) | $20,848,000<br>(9,000,000 shares) |

Notes:

(1) Represents AcquisitionCo.

(2) Assumes the issuance of the maximum amount of 9,000,000 Exchangeable Shares pursuant to the Arrangement.

(3) Assumes a principal amount per Note of $10. The actual principal amount of each Note is an amount to be determined as of the Effective Date being equal to the greater of: (i) $10 and (ii) the product of the Weighted Average Trading Price and a percentage to be determined by AcquisistionCo as at the Effective Date.

## DESCRIPTION OF SHARE CAPITAL

Following the amalgamation, AmalgamationCo will be authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Series A Exchangeable Shares (the "Exchangeable Shares") will be authorized. Upon completion of the Arrangement, the Trust

will be the sole holder of the issued and outstanding common shares of AmalgamationCo. The Trust will also be the sole holder of the approximately $210 million principal amount of the Notes anticipated to be outstanding immediately following the completion of the Arrangement.

**Common Shares**

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of AmalgamationCo and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of AmalgamationCo and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of AmalgamationCo upon the liquidation, dissolution, bankruptcy or winding-up of AmalgamationCo or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

**Exchangeable Shares**

The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement. This summary is qualified in its entirety by reference to the full text of (i) the Exchangeable Share Provisions, (ii) the Support Agreement, and (iii) the Voting and Exchange Trust Agreement, which are attached as Appendix D, Appendix E and Appendix F to this Information Circular and which are incorporated herein by reference.

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units into which they are exchangeable from time to time. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units. **Holders of Exchangeable Shares will not receive cash distributions from the Trust or AmalgamationCo. Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders.**

*Ranking*

The Exchangeable Shares will rank rateably with shares of any other series of exchangeable shares of AmalgamationCo and prior to any common shares of AmalgamationCo and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of AmalgamationCo.

*Dividends*

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of AmalgamationCo. AmalgamationCo anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

*Certain Restrictions*

AmalgamationCo will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a) pay any dividend on the Common Shares or any other shares ranking junior to the Common Shares, other than stock dividends payable in Common Shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares of AmalgamationCo or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of AmalgamationCo ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) amend the articles or by-laws of AmalgamationCo in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

*Liquidation or Insolvency of AmalgamationCo*

In the event of the liquidation, dissolution or winding-up of AmalgamationCo or any other proposed distribution of the assets of AmalgamationCo among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from AmalgamationCo, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and Trust Subsidiary will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trust Subsidiary, as applicable. This right may be exercised by either the Trust or Trust Subsidiary.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Trust Subsidiary to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "*Voting and Exchange Trust Agreement - Optional Exchange Right*".

*Automatic Exchange Right on Liquidation of the Trust*

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Trust Subsidiary will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

- any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

- the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

*Retraction of Exchangeable Shares by Holders and Retraction Call Right*

Subject to the Retraction Call Right of the Trust and Trust Subsidiary described below, a holder of Exchangeable Shares will be entitled at any time to require AmalgamationCo to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number

of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to AmalgamationCo or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which AmalgamationCo or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by AmalgamationCo, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests AmalgamationCo to redeem the Exchangeable Shares, the Trust and Trust Subsidiary will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested AmalgamationCo to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, AmalgamationCo will immediately notify the Trust and Trust Subsidiary. The Trust or Trust Subsidiary must then advise AmalgamationCo within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Trust Subsidiary nor be redeemed by AmalgamationCo. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested AmalgamationCo to redeem will on the Retraction Date be purchased by the Trust or Trust Subsidiary or redeemed by AmalgamationCo, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or Trust Subsidiary to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Trust Subsidiary have exercised the Retraction Call Right. See "*Exchangeable Shares - Voting and Exchange Trust Agreement - Optional Exchange Right*".

The Retraction Call Right may be exercised by either the Trust or Trust Subsidiary. If, as a result of solvency provisions of applicable law, AmalgamationCo is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, AmalgamationCo will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by AmalgamationCo will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See "*Exchangeable Shares - Voting and Exchange Trust Agreement - Optional Exchange Right*".

*Redemption of Exchangeable Shares*

Subject to applicable law and the Redemption Call Right of the Trust and Trust Subsidiary, AmalgamationCo:

(a) will, on the tenth anniversary of the Effective Date, subject to extension of such date by the board of directors of AmalgamationCo (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units; and

(b) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

AmalgamationCo will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by AmalgamationCo.

The Trust and Trust Subsidiary will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by AmalgamationCo on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trust Subsidiary, as applicable. If either the Trust or Trust Subsidiary exercises the Redemption Call Right, then AmalgamationCo's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or Trust Subsidiary.

*Voting Rights*

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of AmalgamationCo or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "*Voting and Exchange Trust Agreement - Voting Rights*".

*Amendment and Approval*

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

*Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement*

Under the Exchangeable Share Provisions, AmalgamationCo will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and Trust Subsidiary with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

*Non-Resident and Tax-Exempt Holders*

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act. The obligation of AmalgamationCo, the Trust or Trust Subsidiary to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

## VOTING AND EXCHANGE TRUST AGREEMENT

*Voting Rights*

In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a Special Voting Right to Valiant Trust Company, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and Trust Subsidiary) of the Exchangeable Shares. The Special Voting Right will carry a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Right which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Trust Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Right, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Right will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trust Subsidiary and AmalgamationCo are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

*Optional Exchange Right*

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or Trust Subsidiary may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trust Subsidiary to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and Trust Subsidiary not to exercise a Call Right which is then exercisable by the Trust and Trust Subsidiary, AmalgamationCo, the Trust or Trust Subsidiary will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trust Subsidiary for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, AmalgamationCo is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trust Subsidiary will be required to purchase such shares from the holder in the manner set forth above.

## SUPPORT AGREEMENT

*The Trust Support Obligation*

Under the Support Agreement, the Trust will agree that:

(a) the Trust will take all actions and do all things necessary to ensure that AmalgamationCo is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of AmalgamationCo, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by AmalgamationCo; and

(b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of AmalgamationCo.

The Support Agreement will also provide that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust Units:

(a) additional Trust Units or securities convertible into Trust Units;

(b) rights, options or warrants for the purchase of Trust Units; or

(c) units or securities of the Trust other than Trust Units, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an equivalent distribution is made to holders of Exchangeable Shares, an equivalent change is made to the Exchangeable Shares, such issuance or distribution is made in connection with a distribution reinvestment plan instituted for holders of Trust Units or a unitholder rights protection plan approved for holders of Trust Units by the board of directors of AcquisitionCo or the approval of holders of Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units unless an equivalent change is made to the Exchangeable Shares or the approval of the holders of Exchangeable Shares has been obtained.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of AmalgamationCo, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of AmalgamationCo and the Trustee are of the opinion that such amendments are

not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

*Delivery of Trust Units*

The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

## NOTES

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Note Indenture") to be dated on or before the Effective Date and made between AcquisitionCo and Valiant Trust Company, as trustee (the "Note Trustee"), which will contain a complete statement of such attributes and characteristics. The Notes will be issued under the Note Indenture.

*Terms and Issue of Notes*

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust and to former Shareholders. Notes issued to former holders of Common Shares are to be transferred by such holders to the Trust in return for Trust Units. Accordingly, the Note Indenture provides that initially only one global Note certificate will be issued which will represent all Notes issued under the Arrangement. The global Note certificate will be issued to the Note Trustee in trust for the Trust and such Shareholders. The Note Trustee shall then on behalf of such Shareholders record the transfer of the Notes represented by such certificate to the Trust pursuant to the Plan of Arrangement, without recourse to the Trust, and receive certificates representing Trust Units for delivery to such Shareholders, all as contemplated by the Plan of Arrangement. Upon receipt of the certificates representing the Trust Units, the Note Trustee shall provide a receipt and distribute such certificates to such Shareholders, in accordance with Article 5 of the Plan of Arrangement.

The Notes will be unsecured and bear interest from the date of issue at 14% per annum. Interest will be payable for each month during the term on the 10th day of the month following such month. The first interest payment will be due on October 10, 2002 for the period commencing on the Effective Date and ending on September 30, 2002.

Although pursuant to the terms of the Note Indenture AmalgamationCo is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus, AmalgamationCo is not required to make any payment in respect of principal until December 1, 2032, subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Trust Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. Upon the Arrangement becoming effective, the Trust will be the holder of all of the issued and outstanding Notes.

*Ranking*

The Notes will be unsecured debt obligations of AmalgamationCo and will rank pari passu with all other unsecured indebtedness of AmalgamationCo, but subordinate to all secured debt.

*Events of Default*

The Note Indenture will provide that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if AmalgamationCo has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and AmalgamationCo has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to AmalgamationCo specifying such default and requiring AmalgamationCo to rectify the same; (vi) AmalgamationCo ceasing to carry on its business other than as contemplated in this Information Circular; and (vii) material default by AmalgamationCo under material agreements if property having a fair market value in excess of $5 million is liable to forfeiture or termination.

## NPI AGREEMENT

Coincident with the Arrangement becoming effective, AmalgamationCo and the Trust will enter into the NPI Agreement, pursuant to which AmalgamationCo will grant and set over to the Trust the right to receive certain payments (the "NPI") on petroleum and natural gas rights held by AmalgamationCo from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to AmalgamationCo, the Trust shall pay AmalgamationCo an amount (the "Deferred Purchase Price Obligation") equal to (a) the portion of acquisition costs ("Future Acquisition Costs") for petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by AmalgamationCo from time to time ("Property Interests") acquired after the date of the NPI Agreement which are attributable to "Canadian resource property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("Capital Expenditures") in respect of the Property Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by AmalgamationCo of such indebtedness. In addition, the Trust will pay over to AmalgamationCo, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by AmalgamationCo. AmalgamationCo shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust shall be entitled to a payment from AmalgamationCo for each month equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The Trust shall reimburse to AmalgamationCo ninety-nine (99%) percent of certain non-deductible crown royalties paid by AmalgamationCo in respect of the Property Interests, and AmalgamationCo shall be entitled to set off amounts reimbursable to it against NPI payments payable by AmalgamationCo to the Trust. AmalgamationCo may acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If AmalgamationCo wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the board of directors of AmalgamationCo shall approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by AmalgamationCo, such disposition must be approved by a special resolution of the Unitholders. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

## TECHNICAL SERVICES AGREEMENT

AmalgamationCo and ExploreCo will enter into a Technical Services Agreement, pursuant to which ExploreCo personnel will provide services in respect of the management, development, exploitation and operation of the assets

acquired by the Trust or AmalgamationCo pursuant to the Plan of Arrangement. ExploreCo will also provide various administrative services, as well as access to geological and technical data relating to the assets. In consideration for such services, AmalgamationCo will pay to ExploreCo a fee of $350,000 per month. The Technical Services Agreement will commence on the Effective Date and expire, unless extended by the parties, on June 30, 2003.

## DIRECTORS AND OFFICERS

The name, municipality of residence, age and position held in AmalgamationCo of each of the directors and officers of AmalgamationCo are as follows:

| Name and Municipality of Residence | Age | Position Held |
|---|---|---|
| Derek W. Evans<br>Calgary, Alberta | 46 | President, Chief Executive Officer and Director |
| William D. Ostlund<br>Calgary, Alberta | 45 | Vice President Finance and Chief Financial Officer |
| David W. Sakal<br>Calgary, Alberta | 41 | Vice President Operations |
| Matthew J. Brister (2)(3)<br>Calgary, Alberta | 43 | Director |
| John A. Brussa (1)(2)(4)<br>Calgary, Alberta | 45 | Director |
| Stuart G. Clark (1)<br>Calgary, Alberta | 48 | Director |
| Gerry A. Romanzin (1)(3)(4)<br>Calgary, Alberta | 44 | Director |

Notes:

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) Member of the reserves committee.

(4) Member of the corporate governance committee.

The term of office of all directors will expire at the next annual meeting of AmalgamationCo, to be held in 2003.

Mr. Evans, Mr. Ostlund and Mr. Sakal devote their full time and attention to the business and affairs of AmalgamationCo. The remaining directors of AmalgamationCo devote their time and attention to the affairs of AmalgamationCo only as required. Profiles of AmalgamationCo's directors and officers and other members of management and the particulars of their respective principal occupations during the last five years is set forth below.

**Derek W. Evans, President, Chief Executive Officer and Director**

Mr. Evans has a Bachelor of Science degree in Mining Engineering from Queen's University in Kingston, Ontario and is a registered Professional Engineer in the Province of Alberta. From May to December, 2001, Mr. Evans was the Vice President, Business Development for Storm. From 1987 to 2000, Mr. Evans was employed by Renaissance Energy Ltd. in positions of increasing responsibility and from July, 1998 to September, 2000 was Senior Vice President Operations thereof. Renaissance was a publicly traded senior oil and gas company listed on the TSX.

**William D. Ostlund, Vice President, Finance and Chief Financial Officer**

Mr. Ostlund has a Bachelor of Commerce degree from the University of Calgary and is a member of the Institute of Chartered Accountants of Alberta. Mr. Ostlund was the Vice President, Finance and Chief Financial Officer for Reserve Royalty Corporation from June, 1997 until it was acquired by PrimeWest Energy Trust in July, 2000. From June, 1995 to April, 1997, Mr. Ostlund was the co-founder of a private oil and gas company and a self-employed consultant. Mr. Ostlund was with Rising Resources Ltd. from January, 1994 to May, 1995 and was Vice President,

Finance, Chief Financial Officer and a director of that company when it was acquired by Gardner Exploration Ltd. in May, 1995. Both Reserve Royalty Corporation and Rising Resources Ltd. were publicly traded oil and gas companies listed on the TSX. From August, 2000 to May, 2002, Mr. Ostlund was a self-employed consultant. Mr. Ostlund has also served as an officer and director of other public oil and gas companies.

**David W. Sakal, Vice President, Operations**

Mr. Sakal obtained a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is a registered Professional Engineer in the Province of Alberta. From August, 2000 to February, 2001 he was the General Manager for the Husky Energy Inc. East Central Business Unit. Prior thereto, Mr. Sakal was with Renaissance Energy Ltd. in positions of increasing responsibility from June, 1985 to August, 2000. Mr. Sakal was the Operating Manager for the Central District of Renaissance Energy Inc. from July, 1998 until that company was acquired by Husky Energy Inc. in August, 2000.

**Matthew J. Brister, Director**

Mr. Brister has a Bachelor of Science in Geology from the University of Calgary and is a registered Professional Geologist in the Province of Alberta. Mr. Brister has been the President and Chief Executive Officer of Storm since November, 1998. From May, 1987 to July, 1998, Mr. Brister was employed by Pinnacle Resources Ltd. ("Pinnacle") in positions of increasing responsibility and from January, 1994 to July, 1998 was President and Chief Executive Officer thereof. Pinnacle was a publicly traded oil and gas company listed on the TSX and the Montreal Exchange prior to its acquisition by Renaissance Energy Ltd. in July, 1998. Mr. Brister was a director of Pinnacle from May, 1989 to July, 1998. Mr. Brister has been a director of Saddle Resources Inc., a private oil and gas company, since January, 1996. In October, 1998, Saddle Resources Inc. completed a reverse take-over of Netalco Corporation, a publicly traded oil and gas company listed on the TSX Venture Exchange. Mr. Brister was appointed a director of Netalco in October, 1998. Mr. Brister was a director of Westrex Energy Corp., a publicly traded oil and gas company listed on The Alberta Stock Exchange, from March, 1992 to September, 1993.

**John A. Brussa, Director**

Mr. Brussa has been a partner of Burnet, Duckworth & Palmer LLP since 1987 and is presently the head of its Tax Department. Mr. Brussa received his Bachelor of Laws Degree from the University of Windsor in 1981 and currently serves as a director of a number of publicly listed resource corporations, a mutual fund trust, an investment dealer and several non-profit or charitable organizations.

**Stuart G. Clark, Director**

Mr. Clark has a Bachelor of Commerce (Honours) from the University of Manitoba. Mr. Clark has been the Vice President, Finance and Chief Financial Officer of Storm from November, 1998 to November 8, 2001 when he assumed the office of Executive Director. From January, 1986 to July, 1998, Mr. Clark was employed by Pinnacle in positions of increasing responsibility, the last being Executive Vice President and Chief Financial Officer thereof. Mr. Clark was a director of Pinnacle from January, 1986 to July, 1998 and a director of Quadron Resources Ltd., a publicly traded oil and gas company which was listed on the TSX prior to its acquisition by HCO Energy Ltd. in June, 1995, from April, 1989 to May, 1994. Mr. Clark was a director of Avid Oil and Gas Ltd., a publicly traded oil and gas company which was listed on the TSX and the TSX Venture Exchange prior to its acquisition by Husky Energy Ltd. in July, 2001.

**Gerald A. Romanzin, Director**

Mr. Romanzin was the Executive Vice President of the TSX Venture Exchange from November, 1999 to April, 2002 where he was responsible for overseeing the Corporate Finance and regional operations. In addition, he assumed the role of Acting President of the TSX Venture Exchange from December, 2001 to April, 2002. Mr. Romanzin is a chartered accountant and was a financial analyst with the Alberta Securities Commission for four years prior to joining the Alberta Stock Exchange in 1987. Mr. Romanzin was the Executive Vice President of the Alberta Stock Exchange from June, 1995 to its change to the TSX Venture Exchange in November, 1999. Mr. Romanzin obtained a Bachelor of Commerce degree from the University of Calgary and is a member of the Institute of Chartered Accountants of Alberta.

## PERSONNEL

After giving effect to the Plan of Arrangement, AmalgamationCo will have three employees. Pursuant to the terms of the Technical Services Agreement, for the period commencing on the Effective Date and expiring on June 30, 2003, ExploreCo has agreed to provide a number of services to AmalgamationCo with respect to managing the assets of AmalgamationCo. ExploreCo will be paid $350,000 per month from AmalgamationCo during the term of this contract.

## EXECUTIVE COMPENSATION

Messrs. Evans, Ostlund and Sakal have been retained by Storm, as of June 1, 2002 to work on the creation and development of the Trust. Following the completion of the Plan of Arrangement, it is anticipated that the executive officers of AmalgamationCo will be paid salaries at a level that is comparable to other energy income trusts of similar size and character.

Following the completion of the Plan, AmalgamationCo will enter into employment agreements with the CEO and CFO. The contracts will provide for compensation to these executives for loss of office in the event of termination or change of control (as defined in those agreements) of AmalgamationCo. Such compensation will be the aggregate of 1.5 times the executive's current annual salary and benefits and 1.5 times the amount of the executive's annualized bonus based on the amount paid over the 12 month period preceding the termination or change of control.

Directors will be provided with cash compensation to a reasonable level. Directors, who are not also employees of AmalgamationCo, will be paid an annual retainer fee and a fee for attendance at board or committee meetings, and they will be entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. These amounts will be set by the Compensation Committee. Directors will also be granted rights to acquire Trust Units pursuant to the Trust's Unit Rights Incentive Plan. See "*Unit Rights Incentive Plan*".

## UNIT RIGHTS INCENTIVE PLAN

Assuming that all necessary regulatory and Securityholder approvals are received, the Trust will implement a trust unit rights incentive plan (the "Unit Rights Incentive Plan"). Under the Unit Rights Incentive Plan, a maximum of 1,500,000 Trust Units will be set aside and reserved for the granting of Rights, subject to the approval of the TSX. Unless otherwise approved by the TSX and the Unitholders, the number of Trust Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Trust Units and including the number of Trust Units which may be issued on the exchange of the outstanding Exchangeable Shares, which may be converted into Trust Units (collectively, the "Total Units"). Rights to purchase Trust Units may be granted to service providers to the Trust and any of its Subsidiaries, including AmalgamationCo, from time to time by the board of directors of AmalgamationCo, at its sole discretion, provided that the aggregate number of Rights granted to any single holder of Rights shall not exceed 1% of the Total Units.

The term of a Right and vesting provisions may be exercised during a period (the "Exercise Period") not exceeding five (5) years from the date upon which the Right was granted (the "Grant Date"), and any Rights granted shall vest pursuant to vesting schedules determined by the board of directors of AmalgamationCo in its sole discretion. Subject to regulatory approval, the grant price ("Grant Price") per Right shall be equal to the weighted average of the per Unit closing price of Trust Units on the TSX on the five (5) trading days immediately preceding the Grant Date. The exercise price ("Exercise Price") per Right shall be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. See the section of the Information Circular entitled "*Other Matters to be Brought Before the Meeting - Approval of Unit Rights Incentive Plan*" for a more complete description of the Unit Rights Incentive Plan and Appendix M "*Unit Rights Incentive Plan*" for a copy of the Unit Rights Incentive Plan.

As at the date hereof, no Rights to purchase Trust Units have been granted.

## EXECUTIVE BONUS PLAN

Following the completion of the Arrangement, the board of directors of AmalgamationCo will implement an executive bonus plan (the "Executive Bonus Plan"). The principal purpose of the Executive Bonus Plan is to advance the interests of the Trust and its subsidiaries by providing for bonuses for key employees of AmalgamationCo and its subsidiaries who are designated as participants thereunder. The goal in implementing the Executive Bonus Plan is to attract and retain such key employees, make their compensation competitive with other opportunities, provide them with an incentive to strive to achieve the financial and business objectives of the Trust and the Managed Entities (including AmalgamationCo), and align their interests with those of the Unitholders by paying bonuses half in Trust Units and half in cash.

The Executive Bonus Plan will be administered by the Chief Executive Officer of AmalgamationCo, who will select the participants in the Executive Bonus Plan from among key employees of AmalgamationCo and its subsidiaries and will allocate participation points to each such participant. Recommendations regarding the allocations made by the Chief Executive Officer will be reviewed by the board of directors. Under the Executive Bonus Plan, each participant is entitled to receive a monthly bonus equal to such participant's pro rata participation points multiplied by: (i) with respect to the first $2 million paid out in any calendar year pursuant to the Executive Bonus Plan, an amount equal to 2.5% of net production revenue for the Managed Entities (including the Trust and AmalgamationCo); and (ii) 2.0% of such net production revenue thereafter. The payment for any plan year shall be made 50% in cash and 50% in Trust Units. In the event of a change of control, AcquisitionCo shall terminate the Executive Bonus Plan and pay each participant a final bonus equal to the participant's pro rata participation points multiplied by the change of control payout amount (the lesser of 1.5 times the monthly bonus amount paid in each of the 12 months prior to the date of the change of control or an aggregate of $3 million). The Executive Bonus Plan will terminate on August 31, 2007, unless otherwise extended.

## INVESTMENT BY EXECUTIVE OFFICERS

In order to better align the interests of the officers with the interests of the holders of Trust Units and Exchangeable Shares, the three executive officers of AmalgamationCo have agreed to invest $1 million into Exchangeable Shares in connection with the Arrangement at a price, to be determined by the board of directors of Storm, based on net asset value. The net asset value for these purposes will be determined using the established reserves of AmalgamationCo using a 15% discount rate for future cash flows.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of AmalgamationCo, or any of their associates, to AmalgamationCo, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AmalgamationCo.

## DIVIDENDS

It is not anticipated that AmalgamationCo will declare or pay dividends in the near future. Any decision to pay dividends on its shares will be made by the board of directors of AmalgamationCo on the basis of AmalgamationCo's earnings, financial requirements and other conditions existing at such future time.

## PRINCIPAL SHAREHOLDERS

Following the implementation of the Arrangement, the Trust will own 100% of the outstanding voting securities of AmalgamationCo.

## MATERIAL CONTRACTS

Following the completion of the Arrangement, AmalgamationCo will be a party to all of the material contracts of each of AcquisitionCo and Storm. The following is a list of material contracts to which AmalgamationCo is, or will become, a party:

1. the Arrangement Agreement (see the section in the Information Circular entitled "*The Arrangement*");

2. the Support Agreement (see "*Description of Share Capital - Support Agreement*");

3. the Voting and Exchange Trust Agreement (see *Description of Share Capital - Voting and Exchange Trust Agreement*");

4. the NPI Agreement (see *Description of Share Capital - NPI Agreement*");

5. the Technical Services Agreement;

6. the Partnership Agreement; and

7. the Conveyance Documents to which either of Storm or AcquisitionCo is a party.

Copies of these agreements, when executed, may be inspected at the head office of AmalgamationCo at 3250, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7, at the offices of McCarthy Tétrault LLP, in Calgary at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta T2P 4K9 and in Toronto at 4700, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1E6 or at the offices of the Alberta Securities Commission, during normal business hours from the date of this Information Circular until 30 days following the completion of the Plan of Arrangement.

## RISK FACTORS

**For a discussion of the risk factors associated with AmalgamationCo and the ownership of Exchangeable Shares and Trust Units, see Appendix I, "*Information Concerning the Trust - Risk Factors*" and Appendix K, "*Information Concerning Storm Energy Inc. - Risk Factors*", which sections are hereby incorporated, *mutatis mutandis*, by reference into this Appendix H. A prospective investor should consider carefully all such risk factors. An investment in securities of AmalgamationCo should only be made by persons who can afford a significant or total loss of their investment.**

## INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see Appendix K, "*Information Concerning Storm Energy Inc. - Industry Conditions*", which section is hereby incorporated, *mutatis mutandis*, by reference into this Appendix J.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of the directors, officers or principal shareholders of AmalgamationCo and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects AmalgamationCo or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of AmalgamationCo will be subject in connection with the operations of AmalgamationCo. In particular, certain of the directors and officers of AmalgamationCo are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of AmalgamationCo and the Trust or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of AmalgamationCo and the Trust. See "*Directors and Officers of AmalgamationCo*". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

SCHEDULE A

PRO FORMA FINANCIAL STATEMENTS OF TRUST

**COMPILATION REPORT**

To the Trustee of
Focus Energy Trust:

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheets of Focus Energy Trust as at March 31, 2002 and December 31, 2001 and the pro forma consolidated statements of operations and the pro forma consolidated statements of distributable cash for the three months ended March 31, 2002 and the year ended December 31, 2001 which have been prepared for inclusion in the Information Circular dated July 16, 2002 relating to the Plan of Arrangement involving Storm Energy Inc.,ExploreCo, AcquisitionCo and Focus Energy Trust. In our opinion, the pro forma consolidated balance sheets as at March 31, 2002 and December 31, 2001 and the pro forma consolidated statements of operations and the pro forma consolidated statements of distributable cash for the three months ended March 31, 2002 and the year ended December 31, 2001 have been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.

Calgary, Alberta
July 16, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

FOCUS ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
**For the Three Months Ended March 31, 2002**
**(Unaudited)**

| | Storm Energy Inc. | ExploreCo Assets (Note 1) | Pro forma adjustments (Note 2) | | Pro forma Focus Energy Trust |
|---|---|---|---|---|---|
| **REVENUE** | | | | | |
| Production income | $28,423,971 | (10,247,267) | | | $18,176,704 |
| Royalties | (6,227,056) | 2,255,984 | | | (3,971,072) |
| Alberta royalty tax credit | 123,288 | (60,860) | | | 62,428 |
| Other income | 539,147 | | (278,921) | 2(d) | 260,226 |
| | 22,859,350 | | | | 14,528,286 |
| **EXPENSES** | | | | | |
| Production | 3,463,828 | (1,263,700) | | | 2,200,128 |
| Technical services agreement | - | | 1,050,000 | 2(e) | 1,050,000 |
| General and administrative | 375,170 | | (375,170) | 2(e) | - |
| Direct | - | | 169,000 | 2(e) | 169,000 |
| Executive bonus plan | - | | 308,000 | 2(f) | 308,000 |
| Interest on revolving bank credit facility | 612,642 | | (214,421) | 2(c) | 398,221 |
| Depletion and depreciation | 6,509,852 | | (1,776,616) | 2(g) | 4,733,236 |
| Provision for site restoration and abandonment | 426,866 | | (234,866) | 2(j) | 192,000 |
| | 11,388,358 | | | | 9,050,585 |
| **Income before income and other taxes** | 11,470,992 | | | | 5,477,701 |
| **Income and other taxes** | | | | | |
| Future income tax | 4,087,535 | | (1,906,643) | 2(i) | 2,180,892 |
| Large corporations tax | 110,791 | | (27,698) | 2(i) | 83,093 |
| Current tax | 479,536 | | (479,536) | 2(i) | - |
| | 4,677,862 | | | | 2,263,985 |
| **Net income for the period** | $ 6,793,130 | | | | $ 3,213,716 |
| **Weighted average number of Total Trust Units** | | | | 2(m) | 29,943,475 |
| **Net Income per Trust Unit** | | | | | $0.11 |

*See accompanying notes*

FOCUS ENERGY TRUST

## PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
**For the Year Ended December 31, 2001**
**(Unaudited)**

| | Storm Energy Inc. | ExploreCo Assets (Note 1) | Pro forma Adjustments (Note 2) | | Pro forma Focus Energy Trust |
|---|---|---|---|---|---|
| **REVENUE** | | | | | |
| Production income | $134,028,009 | (48,260,554) | | | $85,767,455 |
| Royalties | (36,477,467) | 14,176,369 | | | (22,301,098) |
| Alberta royalty tax credit | 572,626 | (282,671) | | | 289,955 |
| Other income | 1,332,345 | | (415,718) | 2(d) | 916,627 |
| | 99,455,513 | | | | 64,672,939 |
| **EXPENSES** | | | | | |
| Production | 14,412,026 | (5,161,549) | | | 9,250,477 |
| Technical services agreement | - | | 4,200,000 | 2(e) | 4,200,000 |
| General and administrative | 2,710,762 | | (2,710,762) | 2(e) | - |
| Direct | - | | 676,000 | 2(e) | 676,000 |
| Executive bonus plan | - | | 1,382,000 | 2(f) | 1,382,000 |
| Interest on revolving bank credit facility | 4,212,735 | | (1,791,676) | 2(c) | 2,421,059 |
| Depletion and depreciation | 21,022,066 | | (5,295,758) | 2(g) | 15,726,308 |
| Provision for site restoration and abandonment | 1,451,555 | | (822,555) | 2(j) | 629,000 |
| | 43,809,144 | | | | 34,284,844 |
| **Income before income and other taxes** | 55,646,369 | | | | 30,388,095 |
| **Income and other taxes** | | | | | |
| Future income tax | 23,091,202 | | (10,481,054) | 2(i) | 12,610,148 |
| Large corporations tax | 413,411 | | (99,312) | 2(i) | 314,099 |
| | 23,504,613 | | | | 12,924,247 |
| **Net income for the year** | $32,141,756 | | | | $17,463,848 |
| **Weighted average number of Total Trust Units** | | | | 2(m) | 29,506,955 |
| **Net income per Trust Unit** | | | | | $0.59 |

*See accompanying notes*

FOCUS ENERGY TRUST

**PRO FORMA CONSOLIDATED STATEMENT OF DISTRIBUTABLE CASH**
**For the Three Months Ended March 31, 2002**
**(Unaudited)**

| | Pro forma Focus Energy Trust |
|---|---|
| **Net income for the period** | $ 3,213,716 |
| Add (deduct): | |
| Depletion and depreciation | 4,733,236 |
| Provision for site restoration | 192,000 |
| Future income taxes | 2,180,892 |
| Non-cash administrative expenses (Note 2(f)) | 154,000 |
| **Cash from operations for the period** | 10,473,844 |
| Add (deduct): | |
| Reclamation fund contribution (Note 2(j)) | (192,000) |
| Capital expenditures (Note 2(l)) | (18,473,468) |
| Funds drawn from revolving credit facility and working capital (Note 2(k)) | 16,930,000 |
| **Distributable cash** | $ 8,738,376 |
| **Weighted average number of Total Trust Units** (Note 2(m)) | 29,943,475 |
| **Distributable cash per Trust Unit** (Note 2(o)) | $0.29 |

*See accompanying notes*

FOCUS ENERGY TRUST

**PRO FORMA CONSOLIDATED STATEMENT OF DISTRIBUTABLE CASH**
**For the Year Ended December 31, 2001**
**(Unaudited)**

| | Pro forma Focus Energy Trust |
|---|---|
| **Net income for the period** | $17,463,848 |
| Add (deduct): | |
| Depletion and depreciation | 15,726,308 |
| Provision for site restoration | 629,000 |
| Future income taxes | 12,610,148 |
| Non-cash administrative expenses (Note 2(f)) | 691,000 |
| **Cash from operations for the period** | 47,120,304 |
| Add (deduct): | |
| Reclamation fund contribution (Note 2(j)) | (629,000) |
| Capital expenditures (Note 2(l)) | (27,597,587) |
| Funds drawn from debt and working capital (Note 2(k)) | 20,644,000 |
| **Distributable cash** | $39,537,717 |
| **Weighted average number of Total Trust Units** (Note 2(m)) | 29,506,955 |
| **Distributable cash per Trust Unit** (Note 2(o)) | $1.34 |

*See accompanying notes*

FOCUS ENERGY TRUST

**PRO FORMA CONSOLIDATED BALANCE SHEET**
**As at March 31, 2002**
**(Unaudited)**

| | Focus Energy Trust | Storm Energy Inc. | Pro forma Adjustments (Note 2) | | Pro forma Focus Energy Trust |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current** | | | | | |
| Cash | $200 | | | | $ 200 |
| Accounts receivable | - | 27,964,809 | (4,135,128) | 2(b) | 23,829,681 |
| Prepaid expenses | - | 1,437,055 | (597,582) | 2(b) | 839,473 |
| | 200 | 29,401,864 | | | 24,669,354 |
| **Capital assets** | - | 215,497,892 | (46,734,412) | 2(a) | 168,763,480 |
| | $200 | 244,899,756 | | | $193,432,834 |
| **LIABILITIES** | | | | | |
| **Current** | | | | | |
| Accounts payable and accrued liabilities | $ - | 38,439,189 | (5,904,370) | 2(b) | $32,534,819 |
| Revolving credit facility | - | 65,929,350 | (23,394,285) | 2(c) | 42,535,065 |
| | - | 104,368,539 | | | 75,069,884 |
| **Provision for site restoration** | - | 2,619,352 | (1,857,241) | 2(h) | 762,111 |
| **Future income tax** | - | 39,856,264 | 13,210,921 | 2(i) | 53,067,185 |
| **Unitholders' equity** | | | | | |
| Unitholders' equity | 200 | 39,586,381 | 24,947,073 | 2(n) | 64,533,654 |
| Retained earnings | - | 58,469,220 | (58,469,220) | 2(n) | - |
| | $200 | 244,899,756 | | | $193,432,834 |

*See accompanying notes*

(signed) "*Derek Evans*"

Director

(signed) "*Matthew J. Brister*"

Director

FOCUS ENERGY TRUST

PRO FORMA CONSOLIDATED BALANCE SHEET
As at December 31, 2001
(Unaudited)

| | Focus Energy Trust | Storm Energy Inc. (Audited) | Pro forma Adjustments (Note 2) | | Pro forma Focus Energy Trust |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current** | | | | | |
| Cash | $200 | | | | $ 200 |
| Accounts receivable | - | 11,547,637 | (2,889,092) | 2(b) | 8,658,545 |
| Prepaid expenses | - | 1,327,909 | (543,964) | 2(b) | 783,945 |
| | 200 | 12,875,546 | | | 9,442,690 |
| **Capital assets** | - | 195,006,440 | (43,035,904) | 2(a) | 151,970,536 |
| | $200 | 207,881,986 | | | $161,413,226 |
| **LIABILITIES** | | | | | |
| **Current** | | | | | |
| Accounts payable and accrued liabilities | $ - | 23,856,894 | (4,450,852) | 2(b) | $ 19,406,042 |
| **Long term debt** | - | 55,008,909 | (19,519,290) | 2(c) | 35,489,619 |
| **Provision for site restoration** | - | 2,192,486 | (1,639,328) | 2(h) | 553,158 |
| **Future income tax** | - | 35,768,729 | 14,722,633 | 2(i) | 50,491,362 |
| **Unitholders' equity** | | | | | |
| Unitholders' equity | 200 | 39,378,878 | 16,093,967 | 2(n) | 55,473,045 |
| Retained earnings | - | 51,676,090 | (51,676,090) | 2(n) | - |
| | $200 | 207,881,986 | | | $161,413,226 |

*See accompanying notes*

## NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

### 1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheets as at March 31, 2002 and December 31, 2001 and the pro forma consolidated statements of operations and the pro forma consolidated statements of distributable cash for the three months ended March 31, 2002 and the year ended December 31, 2001 (the "Pro Forma Statements") have been prepared to reflect the proposed Plan of Arrangement to convert Storm Energy Inc. ("Storm") from a corporation focused on oil and natural gas exploration and production into two new entities: (i) Storm Energy Ltd. ("ExploreCo") a public corporation concentrating on the exploration and development of oil and natural gas reserves and (ii) Focus Energy Trust (the "Trust") a trust entity which will distribute a substantial portion of cash to its unitholders. FET Resources Ltd. ("AmalgamationCo"), a wholly-owned subsidiary of the Trust will hold a working interest in certain oil and gas properties of Storm.

The Pro Forma Statements include the accounts of the Trust, certain partnership interests and its wholly-owned subsidiary AmalgamationCo.

The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheets give effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at the end of the periods and the pro forma consolidated statements of operations and pro forma consolidated statements of distributable cash give effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at the beginning of the periods. The pro forma consolidated statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Distributable cash is not an earnings measurement recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash in other similar trust entities.

Accounting policies used in the preparation of the Pro Forma Statements are consistent with those used in the audited consolidated financial statements of Storm as at December 31, 2001 and for the year ended December 31, 2001 and the unaudited consolidated financial statements as at March 31, 2002 and for the three months ended March 31, 2002 ("Storm Historical Financial Statements"). The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the Storm Historical Financial Statements, the balance sheet of the Trust and the Statements of Revenues and Operating Expenses of the ExploreCo Assets included elsewhere in this Information Circular. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

### 2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Under the Plan of Arrangement, Storm will be acquired by AcquisitionCo, the consideration being shares in ExploreCo and units of Focus Energy Trust. As the former Storm shareholder group will own ExploreCo and the Trust (including its wholly-owned subsidiary company AmalgamationCo), no adjustment to carrying values of the assets and liabilities of Storm is required to account for the transaction.

The Pro Forma Statements give effect to the following assumptions and adjustments:

a. Under the Plan of Arrangement, the properties held within the consolidated entity of Storm will be transferred such that ExploreCo will hold a 60% working interest in certain oil properties and a 100% interest in exploration properties and AmalgamationCo will hold a 40% working interest in certain oil properties and 100% working interest in certain gas properties in eastern British Columbia and certain gas properties in Alberta. The net book value of capital assets of Storm has been allocated to AmalgamationCo based on the portion of established oil and gas reserves allocated to AmalgamationCo as determined by independent reserve engineers.

b. Working capital has been allocated based on the historical operations of Storm and adjusted for those balances associated with the ExploreCo Assets.

c. As part of the Plan of Arrangement, the outstanding debt of Storm will be allocated between the two new entities in a 36/64 ratio between ExploreCo and AmalgamationCo. New bank credit facilities will be arranged with Storm's financial institution for each ExploreCo and AmalgamationCo. Accordingly, the interest has been recalculated based on the allocated debt proportions adjusted for cash flow and capital expenditures during the period. To comply with a disclosure change introduced by the Canadian Institute of Chartered Accountants, the outstanding debt has been reclassified from a long-term obligation as at December 31, 2001, to a current liability as at March 31, 2002.

d. Other income relate to the facilities and properties allocated to AmalgamationCo.

e. Pursuant to the Technical Services Agreement, AmalgamationCo will pay to ExploreCo in respect of the management, development, exploitation and operations of the properties being transferred to AmalgamationCo a fee of $350,000 per month. The agreement will terminate on June 30, 2003. Direct general and administrative expenses include executive compensation for three officers of AmalgamationCo and other expenses of $50,000 per quarter relating to expenses of operating a separate public entity.

f. The Executive Bonus Plan provides for a payment of 2.5% of Net Production Revenue (as defined in the Plan) for the period. The amount is to be settled half in cash and half through the issuance of Trust Units.

g. Depletion and depreciation has been adjusted to reflect the application of the appropriate unit-of production rate for the full cost pool allocated to AmalgamationCo based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers. Depreciation related to facilities has been calculated on a straight-line basis using the net book values of facilities allocated to AmalgamationCo.

h. The provision for site restoration and abandonment on the pro forma consolidated balance sheets has been allocated based on the historical provisions related to the facilities and properties allocated to AmalgamationCo.

i. Future income tax has been calculated using the historical effective tax rate of Storm (March 31, 2001 - 39.8% and December 31, 2001 - 41.5%). The provision for current taxes would be eliminated under the new structure. Large corporations tax has been allocated on a proportionate basis.

The future tax liability on the pro forma consolidated balance sheets arises as a result of AmalgamationCo having a greater net book value of assets and liabilities than the associated tax basis.

j. Pursuant to the NPI Agreement, the Trust will establish a reclamation fund to fund the payment of environmental and final site restoration costs for the assets acquired through the Plan of Arrangement. The reclamation fund will be funded by AmalgamationCo and owned by the Trust. Annual contributions, less current year site reclamation and abandonment costs, are such that currently estimated future environmental and reclamation obligations associated with the properties will be funded after 20 years. The contribution rate has been estimated at $0.26 per boe of proven reserves, based on currently estimated future environmental and reclamation obligations, net of salvage, of $6.8 million.

k. The adjustment for funds drawn from debt and working capital reflects that the significant capital program on the properties during the period is included in the outstanding debt of Storm that is being allocated to AmalgamationCo as part of the Plan of Arrangement. Future capital expenditures of AmalgamationCo will be funded primarily from the reinvestment of approximately 15% of annual cash from operations, with debt providing additional funding. AmalgamationCo will have capital programs concentrated in the first quarter of the year due to many development properties having winter only access. In this situation, debt is used to finance a portion of the capital programs and will be reduced from cash flows generated in subsequent quarters.

l. Capital expenditures are based on historical capital expenditures of Storm incurred on facilities and properties to be owned by AmalgamationCo.

m. The net income and distributable cash per Total Trust Unit have been based on the following historical weighted average number of shares of Storm, which assumes the exercise of all outstanding options:

| | |
|---|---|
| December 31, 2001 | 29,506,955 |
| March 31, 2002 | 29,943,475 |

No new options are assumed to be issued during the period. The actual number of Total Trust Units outstanding after the Plan of Arrangement will depend on the number of options that are exercised and converted into Trust Units or Exchangeable Shares. In this regard, under the Plan of Arrangement Optionholders can elect as follows:

(a) exercise their options and receive Common Shares of Storm which will be exchanged for common shares in ExploreCo and Trust Units and/or Exchangeable Shares or;

(b) have their options purchased by Storm at a price equivalent to the "in the money" value of the option

Under (a) above exercise of the full amount of outstanding options at a representative weighted average trading price at the respective period ends would result in the receipt of option proceeds of $11,881,325 at March 31, 2002 and $8,609,088 at December 31, 2001. Under (b) above the purchase of the options at a representative weighted average trading price would result in aggregate amounts payable to Optionholders at the respective period ends of $17,444,588 at March 31, 2002 and $8,928,980 at December 31, 2001. None of these amounts are included in the consolidated pro forma balance sheets of Focus Energy Trust.

n. Unitholders' equity includes both Trust Units and Exchangeable Shares to be issued under the Plan of Arrangement.

o. Essentially all of the distributable amount received by unitholders will be taxed as ordinary income.

p. Costs related to the Plan of Arrangement have not been included in the accompanying Pro Forma Statements.

SCHEDULE B

BALANCE SHEET OF TRUST AS AT JULY 15, 2002

**AUDITORS' REPORT**

To the Trustee of
Focus Energy Trust:

We have audited the balance sheet of Focus Energy Trust as at July 15, 2002. This financial statement is the responsibility of the Focus Energy Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statement presents fairly, in all material respects, the financial position of Focus Energy Trust as at July 15, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
July 15, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

FOCUS ENERGY TRUST

BALANCE SHEET

| As at | July 15, 2002 |
| --- | --- |
| **ASSETS** | |
| **Current** | |
| Cash | $200 |
| | $200 |
| **UNITHOLDER'S EQUITY** | |
| **Unitholder's equity** | |
| Unitholder's equity | $200 |
| | $200 |

*See accompanying notes*

On behalf of the Board of AmalgamationCo:

(signed) "*Derek Evans*"

Director

(signed) "*Matthew J. Brister*"

Director

FOCUS ENERGY TRUST

NOTES TO FINANCIAL STATEMENT

## 1. FORMATION AND FINANCIAL PRESENTATION

Focus Energy Trust (the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated July 15, 2002. The Trust will be managed by FET Resources Ltd. ("AmalgamationCo"), a wholly-owned subsidiary of the Trust.

The financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

## 2. UNITHOLDERS' EQUITY

*a. Authorized*

An unlimited number of Trust Units

*b. Issued*

| | Number of Units | Consideration $ |
|---|---|---|
| **Trust Units** | | |
| Balance as at July 15, 2002 | – | – |
| Issued upon settlement | 1 | 200 |
| **Balance as at July 15, 2002** | **1** | **200** |

## 3. SUBSEQUENT EVENT

Coincident with the Plan of Arrangement involving Storm Energy Inc. ("Storm"), Storm Energy Ltd., AcquisitionCo and the Trust, Storm and AcquisitionCo will amalgamate to form AmalgamationCo, which will be a wholly-owned subsidiary of the Trust. The Trust will become the holder of all of the issued and outstanding Notes of AmalgamationCo and will make cash distributions to Unitholders from interest income or repayment of Notes received from AmalgamationCo and from income generated under the NPI Agreements. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by the end of August 2002.

APPENDIX K

INFORMATION CONCERNING STORM ENERGY INC.

## TABLE OF CONTENTS

## THE CORPORATION

Storm was incorporated as 600649 Alberta Inc. by a Certificate of Incorporation issued pursuant to the provisions of the ABCA on February 22, 1994. On March 24, 1994, Storm filed Articles of Amendment to change its name to Storm Energy Corporation ("SEC"). On August 7, 1996, SEC filed Articles of Amendment to remove certain private company provisions from the Articles, to reclassify the outstanding Class A Shares as Common Shares and to create a class of preferred shares.

On April 24, 1997, Dancap Resources Inc. ("Dancap"), a corporation incorporated by a Certificate of Incorporation issued pursuant to the provisions of the ABCA on April 8, 1994, made a take-over bid offer for all of the issued and outstanding securities of SEC on the basis of 2.13725 common shares of Dancap for each common share of SEC. As a result of the take-over bid offer and the subsequent implementation of the compulsory acquisition provisions of the ABCA, Dancap acquired 100% control of SEC. An aggregate of 52.2 million common shares of Dancap were issued in connection with the acquisition of SEC. Under this transaction, the former shareholders of SEC acquired control of Dancap resulting in a reverse take-over, whereby SEC was deemed to be the acquirer of Dancap for accounting purposes, with an effective date of June 1, 1997.

On September 19, 1997, Dancap filed Articles of Amendment to change its name to Storm Energy Inc. On October 31, 1997, Storm amalgamated with its two wholly-owned subsidiaries, SEC and Long Reef Resources Inc., and the amalgamated corporation was continued as Storm.

On March 19, 1999, Storm filed Articles of Amendment to consolidate its issued and outstanding Common Shares on a five-for-one basis effective as of the close of business on March 23, 1999.

As at December 31, 2001, Storm had three wholly-owned subsidiaries, 751334 Alberta Ltd., Chinook Energy Partners Inc. and Redearth Energy Inc., which were incorporated pursuant to the provisions of the ABCA. Storm incorporated a further wholly-owned subsidiary, Storm Gas Production Inc., on January 30, 2002 pursuant to the provisions of the ABCA.

Storm is a publicly traded oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in the Provinces of Alberta and British Columbia. Storm is a reporting issuer or the equivalent thereof in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec and its Common Shares are listed and posted for trading on the TSX.

## GENERAL DEVELOPMENT OF THE BUSINESS

Storm is engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in the Provinces of Alberta and British Columbia. Storm's growth has been fuelled by a selective combination of exploratory and development drilling along with property acquisitions which offer exploitation potential through additional drilling and/or facility optimization.

On October 18, 1998, Storm entered into an agreement (the "Share Purchase Agreement") with Matthew J. Brister, Stuart G. Clark, P. Grant Wierzba and Thomas N. Lindskog (the "investor group") to recapitalize Storm and restructure the management and the Board. Pursuant to the Share Purchase Agreement, the investor group agreed to recapitalize Storm by investing $6.3 million to acquire 28.636 million Common Shares at a price of $0.19 per share and 28.636 million warrants (the "Warrants") to acquire Common Shares at a price of $0.03 per Warrant. An aggregate of $2.8 million of this consideration was made through Storm's acquisition of 751334 Alberta Ltd., a private Alberta corporation owned by P. Grant Wierzba, and Chinook Energy Partners Inc., a private Alberta corporation owned by Matthew J. Brister. The assets of these private companies consisted solely of cash and marketable securities. The recapitalization closed on November 10, 1998. Since closing, Storm has disposed of all of the marketable securities for cash proceeds. Each Warrant was exercisable into one Common Share at a price of $0.25 per share until November 10, 2000. Each of such Warrants was exercised by November 10, 2000. After giving effect to the consolidation of the Common Shares on a five for one basis as referred to below, a total of 5,727,200 Common Shares were issued upon the exercise of the Warrants.

On November 10, 1998, all of the officers of Storm were terminated and Matthew J. Brister was appointed President and Chief Executive Officer, Stuart G. Clark was appointed Vice President, Finance and Chief Financial Officer, P. Grant Wierzba was appointed Vice President, Operations and Chief Operating Officer and Thomas N. Lindskog

was appointed Vice President, Exploration. In addition, Gordon Stollery, Abraham Strahl, Daniel Tessari and Robert Tessari resigned from the Board and Messrs. Brister, Clark, Wierzba and Gregory G. Turnbull were appointed to the Board.

On December 3, 1998, Storm completed a private placement of 12,000,000 special warrants at a price of $0.42 per special warrant raising total gross proceeds of $5,040,000. A total of 12,000,000 Common Shares were issued upon the exercise of the special warrants upon the qualification thereof pursuant to a final prospectus of Storm dated January 18, 1999.

The Common Shares were listed and posted for trading on the TSX on April 19, 1999.

Effective March 23, 1999, pursuant to an amendment to Storm's Articles, the issued and outstanding Common Shares of Storm were consolidated on a five-for-one basis.

Storm acquired, effective October 1, 1999, producing properties in the Evi, Sylvan Lake and Boyer areas in Alberta and a non-producing property at Petitot near the Alberta/British Columbia border for $20.5 million. As a result of the acquisition, Storm acquired approximately 4 mmcf/d of natural gas and 550 bbls/d of oil and natural gas liquids as well as a 61% operated interest in a 38 mmcf/d natural gas and liquids processing facility at Sylvan Lake.

In May 2000, Storm acquired two light oil producing properties in the Red Earth area of Alberta for $21.1 million. In November 2000, Storm acquired natural gas producing properties in the Tommy Lakes area of British Columbia for $30 million.

## NARRATIVE DESCRIPTION OF THE BUSINESS

### Stated Business Objectives

Storm's strategy involves the identification and exploitation of opportunities to develop oil and natural gas assets profitably and consistently in Western Canada. Storm uses a number of strategies to manage the operational and financial risks associated with this challenge including, a strong geographical and geological focus to its operations, the generation of its own prospects and operatorship of its assets wherever possible.

Storm will acquire assets in areas in which it is familiar provided that the acquired assets come at a price competitive with Storm's internal finding and development costs and are strategic to Storm's continued growth and expansion.

Management of Storm offsets an aggressive operating philosophy with a conservative financial strategy, funding Storm's capital expenditure program out of cash flow, available debt (within a defined multiple of cash flow) and the issuance of equity when the use of proceeds justifies the employment of new capital and is accretive to all shareholders.

### Description of Properties

*Red Earth, Alberta*

Storm's main oil producing properties and exploration and development activities are focussed in the Golden, Evi/Kitty and Loon areas at Red Earth, which is located approximately 125 kilometres northeast of the Town of Peace River in north central Alberta. The exploration, exploitation and development prospects located on Storm lands, crown lands and farm-in lands in these areas provide an inventory of good quality, high impact light oil growth opportunities that are consistent with Storm's corporate strategy of pursuing light, sweet, high netback oil reserves and production.

As at December 31, 2001, Storm had an average working interest of 89% in 114,000 (102,000 net) acres of undeveloped land, 102 (89.3 net) producing oil wells, one (one net) non-producing oil well and four oil processing facilities in this area. Storm is the operator of all four oil processing facilities.

During the year ended December 31, 2001, Storm drilled a total of 33 (27.9 net) wells in the Red Earth area, resulting in 22 (19 net) oil wells and 11 (8.3 net) dry and abandoned wells.

For the year ended December 31, 2001, Storm's production from the Red Earth area averaged 5,886 bbl/d of oil. Drilling success was spread across Ogston, Red Earth, Evi West, Evi North, and Golden. Of particular note was the development of a new Slave Point pool at Evi West, a three well Granite Wash/Slave Point Limestone pool at Evi North, and a Granite Wash discovery at Red Earth late in the year.

*Northeast British Columbia*

Northeast British Columbia has developed into Storm's major gas focus with producing projects at Tommy Lakes and Cabin/Kotcho. Cabin/Kotcho is located approximately 80 kilometres northeast of Fort Nelson, British Columbia and Tommy Lakes is approximately 130 kilometres south of Fort Nelson. Storm operates dehydration and natural gas processing facilities at both locations. Storm acquired its interest in the Cabin/Kotcho shut-in natural gas well effective October, 1999 and its interest in the Tommy Lakes natural gas producing property in November, 2000. British Columbia gas production averaged 2,716 mcf/d in 2000, increasing to 16,380 mcf/day in 2001 as a result of facility work at Tommy Lakes and new drilling at Cabin/Kotcho. An active program during the 2001/2002 winter involving 4 wells at Cabin/Kotcho and 13 wells plus 13 refracts at Tommy Lakes increased production to 31,500 mcf/d at the end of the first quarter of 2002.

As at December 31, 2001 at Cabin/Kotcho, Storm had an average 62% working interest in 18,947 (11,713 net) acres of undeveloped land, 3 (2.2 net) producing gas wells and operated dehydration facilities. At Tommy Lakes, Storm's December 31, 2001 year end undeveloped land holdings were 74,799 (42,874 net) acres. Storm has an average 54% working interest in 49 (26.7 net) producing natural gas wells and operates four natural gas processing facilities. At Tommy Lakes in 2001, Storm drilled 3 (1.54 net) wells resulting in 3 (1.54 net) gas wells. At Cabin/Kotcho in 2001, Storm drilled 3 (1.85 net) wells resulting in one (0.7 net) producing well averaging 3.5 mmcf/d net sales gas.

For the year ended December 31, 2001, Storm's production from the Cabin/Kotcho area averaged 6.5 mmcf/d and average production for the month of December, 2001 was 7.4 mmcf/d. At Tommy Lakes, average natural gas and NGL production for the year ended December 31, 2001 was 9.9 mmcf/d and 204 bbl/d of natural gas liquids, while average production for the month of December was 9.6 mmcf/d and 196 bbl/d of natural gas liquids. Storm expects to be very active in northeast British Columbia in 2002 with its exploitation and exploration program.

**Petroleum and Natural Gas Reserves**

Paddock conducted an evaluation of Storm's oil, NGL and natural gas reserves effective December 31, 2001. The tables below are a summary of the oil and natural gas reserves and the present worth of future net cash flows associated with such reserves of Storm as evaluated in the Paddock Report, based on constant and escalated price assumptions. The tables summarize the data contained in the Paddock Report and as a result may contain slightly different numbers than the Paddock Report due to rounding. **All future cash flows are stated prior to provision for income taxes and indirect costs and after deduction of royalties, estimated future capital expenditures and well abandonment costs. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Storm's oil and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.**

The Paddock Report is based on certain factual data supplied by Storm and Paddock's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to Storm's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by Storm to Paddock and accepted without any further investigation. Paddock accepted this data as presented and neither title searches nor field inspections were conducted.

## Oil and Natural Gas Reserves and Present Worth of Estimated Future Cash Flows[9]

| | Gross Reserves[1] | | | Net Reserves[1] | | | Present Worth Cash Flow Discounted at[4][5][6][7][8] | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Reserves Category[2][3] | Oil | Natural Gas Liquids | Natural Gas | Oil | Natural Gas Liquids | Natural Gas | 0% | 10% | 15% | 20% |
| | (mstb) | (mstb) | (mmcf) | (mstb) | (mstb) | (mmcf) | (thousands of dollars) | | | |
| **Escalated Prices** | | | | | | | | | | |
| Proved Producing | 10,987 | 1,144 | 62,262 | 9,155 | 908 | 48,083 | 375,693 | 250,462 | 216,673 | 191,914 |
| Proved Non-Producing | 507 | 30 | 7,615 | 457 | 25 | 6,262 | 25,324 | 14,093 | 11,176 | 9,122 |
| Proved Undeveloped | 290 | 380 | 17,206 | 240 | 315 | 13,466 | 49,088 | 23,653 | 18,405 | 14,902 |
| Total Proved | 11,784 | 1,554 | 87,083 | 9,852 | 1,248 | 67,811 | 450,105 | 288,208 | 246,254 | 215,938 |
| Probable Additional | 2,292 | 179 | 20,931 | 1,942 | 142 | 16,094 | 92,798 | 45,549 | 35,411 | 28,641 |
| Total Proved + Probable | 14,076 | 1,733 | 108,014 | 11,794 | 1,390 | 83,905 | 542,903 | 333,757 | 281,665 | 244,579 |
| 50% Reduction for Risk | (1,146) | (89) | (10,465) | (971) | (71) | (8,047) | (46,398) | (22,774) | (17,705) | (14,320) |
| Proved + Risked Probable | 12,930 | 1,644 | 97,549 | 10,823 | 1,319 | 75,858 | 496,505 | 310,983 | 263,960 | 230,259 |
| **Constant Prices** | | | | | | | | | | |
| Proved Producing | 10,984 | 1,144 | 62,260 | 9,237 | 912 | 48,159 | 314,302 | 217,735 | 190,446 | 170,075 |
| Proved Non-Producing | 509 | 30 | 7,615 | 461 | 25 | 6,478 | 20,494 | 11,589 | 9,220 | 7,535 |
| Proved Undeveloped | 291 | 380 | 17,207 | 242 | 315 | 13,466 | 36,366 | 18,512 | 14,507 | 11,757 |
| Total Proved | 11,784 | 1,554 | 87,082 | 9,940 | 1,252 | 68,103 | 371,162 | 247,836 | 214,173 | 189,367 |
| Probable Additional | 2,287 | 179 | 20,929 | 1,952 | 143 | 16,144 | 71,619 | 37,365 | 29,456 | 24,041 |
| Total Proved + Probable | 14,071 | 1,733 | 108,011 | 11,892 | 1,395 | 84,247 | 442,781 | 285,201 | 243,629 | 213,408 |
| 50% Reduction for Risk | (1,143) | (89) | (10,464) | (976) | (71) | (8,072) | (35,809) | (18,682) | (14,728) | (12,020) |
| Proved + Risked Probable | 12,928 | 1,644 | 97,547 | 10,916 | 1,324 | 76,175 | 406,972 | 266,519 | 228,901 | 201,388 |

Notes:

(1) "**Gross**" reserves are defined as the total remaining recoverable reserves owned by Storm before deduction of any royalties. "**Net**" reserves are defined as those accruing to Storm after all interests owned by others including crown and freehold royalties have been deducted.

(2) The reserve volumes and present worth values of the probable additional reserves in the Paddock Report have been reduced by 50% by Paddock to account for risk.

(3) "**Proved Reserves**" are defined as those reserves estimated as recoverable under current technology and existing economic conditions (anticipated economic conditions in the escalated price assumption case), from that portion of the reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. The proved reserves are subdivided into the following groups, depending on the status of their development.

(a) "**Proved Producing Reserves**" are defined as those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable of production but is shut-in because its deliverability is not required to meet contract commitments.

(b) "**Proved Non-Producing Reserves**" are defined as those reserves that are not currently producing either due to lack of facilities and/or markets.

(c) "**Proved Undeveloped Reserves**" are defined as those reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. Reserves on undrilled acreage shall be limited to those drilling units off-setting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

(d) "**Probable Additional Reserves**" are defined as those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(4) The Paddock Report makes certain assumptions regarding future increases in the prices of oil and gas and takes into account inflation with respect to future operating and capital costs. Prices were escalated at 2% per annum after 2016 and costs were escalated at 2% per annum from 2002.

The price of oil will be governed by supply and demand, and the degree to which the Organization of Petroleum Exporting Countries ("**OPEC**") is able to limit supply will be a major determinant in establishing oil prices for the next ten years. The oil price forecast has been based upon a supply forecast which falls in between a fully competitive market and a market controlled by an effective OPEC production quota system. The product prices used in the escalating price evaluations are as follows:

*Oil Prices*

| Year | WTI at Cushing | CDN/US Exchange Rate | WTI at Cushing | Edmonton Ref Oil Price | ARTC Rate |
|---|---|---|---|---|---|
| | ($US/bbl) | | ($/bbl) | ($/bbl) | % |
| 2002 | 21.00 | 0.63 | 33.33 | 32.31 | 25.00 |
| 2003 | 21.50 | 0.64 | 33.59 | 32.55 | 25.00 |
| 2004 | 21.93 | 0.65 | 33.74 | 32.68 | 25.00 |
| 2005 | 22.37 | 0.65 | 34.41 | 33.33 | 25.00 |
| 2006 | 22.82 | 0.65 | 35.10 | 34.00 | 25.00 |
| 2007 | 23.27 | 0.65 | 35.80 | 34.68 | 25.00 |
| 2008 | 23.74 | 0.65 | 36.52 | 35.37 | 25.00 |
| 2009 | 24.21 | 0.65 | 37.25 | 36.08 | 25.00 |
| 2010 | 24.70 | 0.65 | 37.99 | 36.80 | 25.00 |
| 2011 | 25.19 | 0.65 | 38.75 | 37.54 | 25.00 |
| 2012 | 25.69 | 0.65 | 39.53 | 38.29 | 25.00 |
| 2013 | 26.21 | 0.65 | 40.32 | 39.05 | 25.00 |
| 2014 | 26.73 | 0.65 | 41.13 | 39.83 | 25.00 |
| 2015 | 27.27 | 0.65 | 41.95 | 40.63 | 25.00 |
| 2016 | 27.81 | 0.65 | 42.79 | 41.44 | 25.00 |

*Natural Gas Prices*

| Year | TCGSL | AECO C ALBERTA | ALBERTA 1 YEAR FIRM | SUMAS SPOT |
|---|---|---|---|---|
| | ($/MMBTU) | ($/MMBTU) | ($/MMBTU) | ($/MMBTU) |
| 2002 | 3.26 | 3.76 | 3.61 | 4.27 |
| 2003 | 3.84 | 4.30 | 4.14 | 4.83 |
| 2004 | 4.08 | 4.43 | 4.28 | 4.93 |
| 2005 | 4.23 | 4.50 | 4.33 | 4.96 |
| 2006 | 4.39 | 4.56 | 4.39 | 4.98 |
| 2007 | 4.48 | 4.65 | 4.48 | 5.04 |
| 2008 | 4.57 | 4.74 | 4.57 | 5.10 |
| 2009 | 4.66 | 4.84 | 4.66 | 5.20 |
| 2010 | 4.75 | 4.93 | 4.75 | 5.31 |
| 2011 | 4.85 | 5.03 | 4.85 | 5.41 |
| 2012 | 4.94 | 5.13 | 4.94 | 5.52 |
| 2013 | 5.04 | 5.23 | 5.04 | 5.63 |
| 2014 | 5.14 | 5.34 | 5.14 | 5.75 |
| 2015 | 5.25 | 5.45 | 5.25 | 5.86 |
| 2016 | 5.35 | 5.55 | 5.35 | 5.98 |

*NGL Prices*

| Year | PROPANE | BUTANE | ETHANE | SULPHUR PLANTGATE |
|---|---|---|---|---|
| | ($/bbl) | ($/bbl) | ($/bbl) | ($/LT) |
| 2002 | 22.62 | 23.59 | 11.03 | 0.00 |
| 2003 | 21.16 | 22.14 | 12.87 | 5.00 |
| 2004 | 19.61 | 21.24 | 13.50 | 10.00 |
| 2005 | 20.00 | 21.67 | 13.89 | 15.00 |
| 2006 | 20.40 | 22.10 | 14.27 | 20.00 |
| 2007 | 20.81 | 22.54 | 14.55 | 20.40 |
| 2008 | 21.22 | 22.99 | 14.85 | 20.81 |
| 2009 | 21.65 | 23.45 | 15.14 | 21.22 |
| 2010 | 22.08 | 23.92 | 15.45 | 21.65 |
| 2011 | 22.52 | 24.40 | 15.75 | 22.08 |
| 2012 | 22.97 | 24.89 | 16.07 | 22.52 |
| 2013 | 23.43 | 25.38 | 16.39 | 22.97 |
| 2014 | 23.90 | 25.89 | 16.72 | 23.43 |
| 2015 | 24.38 | 26.41 | 17.05 | 23.90 |
| 2016 | 24.87 | 26.94 | 17.39 | 24.38 |

(5) Product prices in the constant price evaluations are as follows:

*Oil Prices*

| WTI AT Cushing | CDN/US Exchange Rate | WTI AT Cushing | Edmonton Ref Oil Price | ARTC Rate |
|---|---|---|---|---|
| ($US/bbl) | ($/bbl) | ($/bbl) | ($/bbl) | |
| 19.40 | 0.63 | 30.79 | 29.72 | 25% |

*Natural Gas Prices*

| ALBERTA AECO | TCGSL | Alberta 1 YEAR FIRM | SUMAS SPOT |
|---|---|---|---|
| ($/MMBTU) | ($/MMBTU) | ($/MMBTU) | ($/MMBTU) |
| 3.89 | 3.37 | 3.73 | 4.41 |

*NGL Prices*

| PROPANE | BUTANE | ETHANE | SULPHUR PLANTGATE |
|---|---|---|---|
| ($/bbl) | ($/bbl) | ($/bbl) | ($/LT) |
| 15.30 | 15.95 | 7.46 | 0.00 |

The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the effective date of the Paddock Report. In addition, operating and capital costs have not been increased on an inflationary basis and ARTC varies from a maximum of 75% of $2.0 million when the oil price is below $100 per m³ to a minimum of 25% of $2.0 million when the oil price is above $210 per m³.

(6) Paddock estimates the total capital costs net to Storm to achieve the estimated future net proved and probable production revenues set out in the Paddock Report, based on constant cost assumptions, to be $22.6 million, of which $15.2 million is estimated to be spent in 2002.

Storm anticipates that the capital costs will be financed through cash flow, equity and bank debt.

(7) Net production revenue is income derived from the sale of net reserves, less all capital costs, production taxes, and operating costs and before provision for income taxes and administrative overhead costs.

(8) The benefit from ARTC is included in the Paddock Report in accordance with the ARTC program currently in effect and is assumed to continue.

(9) Numbers may not add due to rounding.

**Reconciliation of Reserves**

During the year ended December 31, 2001, Storm's gross total proved plus probable reserves, based on escalating price and cost assumptions (unrisked), increased by 31% from 25,896 MBOE to 33,811 mboe.

The following table sets forth a reconciliation of Storm's gross total proved plus probable reserves (unrisked) as at December 31, 2001 based on escalating price and cost assumptions.

| | Petroleum and Natural Gas Reserves Reconciliation | | | | | |
|---|---|---|---|---|---|---|
| | Crude Oil & NGL (mstb) | | | Natural Gas (mmcf) | | |
| | Proved | Probable | Total | Proved | Probable | Total |
| December 31, 2000 | 11,768 | 2,293 | 14,061 | 60,476 | 10,533 | 71,009 |
| Additions during 2001 | 4,026 | 1,146 | 5,172 | 22,137 | 11,777 | 33,914 |
| Production | (2,336) | - | (2,336) | (8,263) | - | (8,263) |
| Revisions | (96) | (964) | (1,060) | 12,733 | (1,379) | 11,354 |
| Dispositions | (24) | (4) | (28) | - | - | - |
| December 31, 2001 | 13,338 | 2,471 | 15,809 | 87,083 | 20,931 | 108,014 |

**Landholdings**

Storm's total land holdings increased from 425,209 (308,946 net) acres as at December 31, 2000 to 478,567 (354,571 net) acres as at December 31, 2001. The following table sets out Storm's land holdings as at December 31, 2001.

| | Developed | | Undeveloped | | Total | |
|---|---|---|---|---|---|---|
| | Gross(1) | Net(2) | Gross(1) | Net(2) | Gross(1) | Net(2) |
| Red Earth, Alberta | 22,052 | 18,844 | 90,343 | 81,957 | 112,395 | 100,801 |
| Pouce Coupe, Alberta | 3,794 | 2,011 | 3,680 | 3,315 | 7,474 | 5,326 |
| Sylvan Lake and Medicine River, Alberta | 7,213 | 3,172 | 4,160 | 2,895 | 11,373 | 6,067 |
| Cabin, British Columbia | 3,643 | 3,186 | 15,655 | 10,255 | 19,298 | 13,441 |
| Tommy Lakes, British Columbia | 40,822 | 22,524 | 75,340 | 43,298 | 116,162 | 65,822 |
| Petitot, Alberta | - | - | 2,305 | 1,153 | 2,305 | 1,153 |
| Other | 5,971 | 4,668 | 142,915 | 113,125 | 148,896 | 117,793 |
| Total | 83,495 | 54,405 | 334,398 | 255,998 | 417,893 | 310,403 |

Notes:

(1) "Gross" means the total number of acres in which Storm has an interest.

(2) "Net" refers to the aggregate of the percentage interests of Storm in the gross acres.

Based on an independent land evaluation conducted by Seaton-Jordan & Associates Ltd. ("Seaton-Jordon") and summarized in a report dated January 11, 2002 and effective December 31, 2001 (the "Seaton-Jordon Report"), the value of Storm's net undeveloped land holdings at December 31, 2001 was $16.32 million. The Seaton-Jordan Report is based on certain factual data supplied by Storm and Seaton-Jordan's opinion of market value for the evaluated land.

**Oil and Gas Wells**

As at December 31, 2001, Storm owned an interest in 117 (101.9 net) oil wells, of which 110 (96.8 net) are producing. Of the 76 (42 net) natural gas wells capable of production in which Storm owns an interest as at December 31, 2001, 69 (37.3 net) are producing and 7.0 (4.7 net) are shut-in.

The following table summarizes Storm's interests as at December 31, 2001 in oil and natural gas wells which are producing or which Storm considers to be capable of production but are shut-in.

| | Producing Wells | | | | Non-Producing Wells | | | |
|---|---|---|---|---|---|---|---|---|
| | Oil | | Natural Gas | | Oil | | Natural Gas | |
| | Gross(1) | Net(2) | Gross(1) | Net(2) | Gross(1) | Net(2) | Gross(1) | Net(2) |
| Red Earth | 102.0 | 89.3 | - | - | 7.0 | 5.1 | 1.0 | 0.3 |
| Pouce Coupe | - | - | 6.0 | 3.0 | - | - | 2.0 | 1.3 |
| Sylvan Lake and Medicine River | 8.0 | 7.5 | 10.0 | 4.4 | - | - | - | - |
| Cabin and Louise | - | - | 3.0 | 2.2 | - | - | 1.0 | 0.7 |
| Tommy Lakes | - | - | 49.0 | 26.7 | - | - | 1.0 | 0.5 |
| Other | - | - | 1.0 | 1.0 | - | - | 2.0 | 2.0 |
| Total | 110.0 | 96.8 | 69.0 | 37.3 | 7.0 | 5.1 | 7.0 | 4.8 |

Notes:

(1) "Gross" refers to all wells in which Storm has either a working interest or a royalty interest.

(2) "Net" refers to the aggregate of the percentage working interests of Storm in the gross wells, before the deduction of royalties.

**Production History, Prices Received and Capital Expenditures**

The following table sets forth the average daily oil and natural gas production for the years ended December 31, 2001 and 2000.

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Oil and NGL (bbl/d) | Natural Gas (mcf/d) | Oil and NGL (bbl/d) | Natural Gas (mcf/d) |
| Red Earth | 5,886 | - | 3,962 | - |
| Pouce Coupe | 28 | 2,958 | 53 | 3,569 |
| Sylvan Lake/Medicine River | 282 | 2,754 | 232 | 2,760 |
| Cabin/Kotcho | - | 6,474 | - | 1,084 |
| Tommy Lakes | 204 | 9,906 | 36 | 1,632 |
| Other | - | 548 | 15 | 341 |
| Total | 6,400 | 22,640 | 4,298 | 9,386 |

The following table shows Storm's average sales volumes, average netbacks received and net oil and gas capital expenditures incurred for each of the last eight fiscal quarters and the years then ended:

*Average Daily Sales*

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2001 | June 30, 2001 | Sept 30, 2001 | Dec 31, 2001 | Total |
| Natural gas (mmcf/d) | 18.9 | 24.6 | 23.3 | 23.7 | 22.6 |
| Light/medium crude oil (bbl/d) | 6,088 | 5,819 | 5,927 | 6,397 | 6,058 |
| Heavy crude oil (bbl/d) | - | - | - | - | - |
| Total crude oil (bbl/d) | 6,088 | 5,819 | 5,927 | 6,397 | 6,058 |
| NGL (bbl/d) | 328 | 348 | 334 | 357 | 342 |
| Total liquids (bbl/d) | 6,416 | 6,167 | 6,261 | 6,754 | 6,400 |

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2000 | June 30, 2000 | Sept 30, 2000 | Dec 31, 2000 | Total |
| Natural gas (mmcf/d) | 6.9 | 8.4 | 7.7 | 14.5 | 9.4 |
| Light/medium crude oil (bbl/d) | 2,881 | 3,778 | 5,056 | 4,609 | 4,085 |
| Heavy crude oil (bbl/d) | - | - | - | - | - |
| Total crude oil (bbl/d) | 2,881 | 3,778 | 5,056 | 4,609 | 4,085 |
| NGL (bbl/d) | 143 | 153 | 217 | 337 | 213 |
| Total liquids (bbl/d) | 3,024 | 3,931 | 5,273 | 4,946 | 4,298 |

*Natural Gas Netbacks ($ per mcf)*

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2001 | June 30, 2001 | Sept 30, 2001 | Dec 31, 2001 | Total |
| Sales revenue | $11.04 | $6.66 | $2.74 | $2.97 | $5.57 |
| Hedging gain (loss) | (2.24) | (0.07) | 0.70 | 0.59 | (0.14) |
| Royalties | (2.71) | (1.71) | (0.57) | (0.59) | (1.32) |
| Operating costs | (0.64) | (0.71) | (0.36) | (0.48) | (0.55) |
| Netback | $5.45 | $4.17 | $2.51 | $2.49 | $3.56 |

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2000 | June 30, 2000 | Sept 30, 2000 | Dec 31, 2000 | Total |
| Sales revenue | $2.90 | $4.07 | $5.21 | $12.21 | $7.26 |
| Hedging loss | - | - | - | (2.02) | (0.79) |
| Royalties | (0.72) | (1.07) | (1.28) | (3.00) | (1.80) |
| Operating costs | (0.41) | (0.37) | (0.43) | (0.82) | (0.56) |
| Netback | $1.77 | $2.63 | $3.50 | $6.37 | $4.11 |

*Crude Oil and NGL Netbacks ($ per bbl)*

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2001 | June 30, 2001 | Sept 30, 2001 | Dec 31, 2001 | Total |
| Sales revenue | $42.42 | $41.24 | $39.04 | $29.68 | $37.91 |
| Hedging gain (loss) | - | - | (0.18) | 1.16 | 0.26 |
| Royalties | (11.84) | (11.94) | (10.95) | (8.24) | (10.69) |
| Operating costs | (4.37) | (4.45) | (3.96) | (4.17) | (4.24) |
| Netback | $26.21 | $24.85 | $23.95 | $18.43 | $23.24 |
| Crude oil prices | | | | | |
| Light/medium crude oil | $42.33 | $41.37 | $39.59 | $30.17 | $38.19 |
| Heavy crude oil | - | - | - | - | - |
| NGL prices | $43.97 | $39.10 | $29.31 | $20.83 | $33.04 |

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2000 | June 30, 2000 | Sept 30, 2000 | Dec 31, 2000 | Total |
| Sales revenue | $40.22 | $41.61 | $45.07 | $47.51 | $44.14 |
| Hedging loss | (1.80) | (1.55) | (1.98) | (2.48) | (2.00) |
| Royalties | (10.55) | (12.12) | (13.37) | (13.35) | (12.59) |
| Operating costs | (4.26) | (4.30) | (4.40) | (5.11) | (4.56) |
| Netback | $23.61 | $23.64 | $25.32 | $26.57 | $24.99 |
| Crude oil prices | | | | | |
| Light/medium crude oil | $40.59 | $41.90 | $45.30 | $47.76 | $44.39 |
| Heavy crude oil | - | - | - | - | - |
| NGL prices | $32.60 | $34.50 | $39.69 | $44.02 | $39.31 |

**Drilling Activity**

The following table summarizes Storm's drilling results for the years ended December 31, 2001 and 2000.

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Gross | Net | Gross | Net |
| Oil | 23.00 | 19.70 | 23.00 | 20.77 |
| Natural Gas | 8.00 | 5.19 | 2.00 | 1.25 |
| Dry & Abandoned | 16.00 | 12.71 | 11.00 | 7.80 |
| Total | 47.00 | 37.60 | 36.00 | 29.82 |

Notes:

(1) "Gross" wells means the number of wells in which Storm owns a working or royalty interest.

(2) "Net" wells means the aggregate of the percentage interests of Storm in the gross wells before the deduction of any royalty interests.

**Marketing**

Contracts outstanding in respect of hedging transactions are as follows:

| Exposure | Volume Hedged | Pricing | Term |
|---|---|---|---|
| Gas | 9,000 Gigajoules/d | Floor @ $2.75/GJ | Apr. 1, 2002 - Oct. 31, 2002 |
| | 12,755 Gigajoules/d | Cap @ $5.15/GJ | Nov. 1, 2002 - Mar. 31, 2003 |
| | 7,000 MMBtu/d | Floor @ $US 3.50/MMBtu | |
| | | Cap @ $US 5.10/MMBtu | Nov. 1, 2001 - Oct. 31, 2002 |
| Oil | 1,000 Bbls/d | $37.63/Bbl | Jan. 1, 2002 - Dec. 31, 2002 |
| Foreign Exchange | | $US/$Cdn Exchange @ $1.4724 | $US 735,000/month<br>Nov. 1, 2001 - Oct. 31, 2002 |

**Capital Expenditures**

The following table summarizes Storm's capital expenditures for the periods indicated (in millions of dollars).

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2001 | June 30, 2001 | Sept 30, 2001 | Dec 31, 2001 | Total |
| Exploration and land | $12.5 | $3.3 | $10.0 | $11.9 | $37.6 |
| Development | 15.8 | 3.6 | 2.5 | 6.6 | 28.6 |
| Property acquisitions, net of dispositions | (1.1) | - | 0.5 | - | (0.6) |
| Other | - | - | - | 0.1 | 0.1 |
| | $27.2 | $6.9 | $13.0 | $18.6 | $65.7 |

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | Mar 31, 2000 | June 30, 2000 | Sept 30, 2000 | Dec 31, 2000 | Total |
| Exploration and land | $6.0 | $7.2 | $6.3 | $15.2 | $34.8 |
| Development | 4.5 | 2.8 | 3.1 | 4.4 | 14.8 |
| Property acquisitions, net of dispositions | (2.2) | 20.4 | 4.7 | 28.1 | 51.0 |
| Other | 0.1 | 0.1 | 0.5 | 0.1 | 0.8 |
| | $8.4 | $30.5 | $14.6 | $47.8 | $101.4 |

**Significant Acquisitions and Dispositions**

Storm completed no significant property acquisitions during its fiscal year ended December 31, 2001.

## RECENT DEVELOPMENTS

On June 14, 2002, Storm announced that it had entered into an agreement (the "Arrangement Proposal") providing for a business combination pursuant to a Plan of Arrangement with ExploreCo, AcquisitionCo and the Trust. On July 16, 2002, Storm, ExploreCo, AcquisitionCo and the Trust entered into the Arrangement Agreement. The purpose of the Arrangement is to effect a reorganization that results in AcquisitionCo acquiring all of the Common Shares and each Shareholder (other than Non-Residents or tax-exempt Shareholders) receiving: (i) at the election of such Shareholder, either Trust Units or Exchangeable Shares, or a combination thereof; and (ii) ExploreCo Shares. Non-Resident and tax-exempt Shareholders may only receive Trust Units and ExploreCo Shares for their Common Shares.

The Board of Directors has determined that the Arrangement is in the best interests of Storm, is fair, from a financial point of view, to the Storm Shareholders and should be placed before the Storm Shareholders for their approval. The Board of Directors unanimously recommends that Storm Shareholders vote in favour of the Arrangement.

For additional information on the Arrangement, see the section of the Information Circular entitled "*The Arrangement*".

## SELECTED CONSOLIDATED INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

**Management's Discussion and Analysis**

Management's discussion and analysis ("MD&A") of financial condition and results of operations pertains to the three month periods ended March 31, 2002 and 2001 and to the three years ended December 31, 2001. It should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2002 and 2001 and the audited consolidated financial statements and MD&A for the years ended December 31, 2001, 2000 and 1999. All amounts are in '000 except as otherwise noted.

*Three months ended March 31, 2002 compared to the three months ended March 31, 2001*

*Summary*

Production volumes for the first quarter of 2002 increased by 24% on a 6:1 BOE basis over the equivalent quarter in 2001. Natural gas production increased by 62% and oil and natural gas liquids production increased by 5%. However production revenue decreased by 37% quarter over quarter, as a result of the retreat from the remarkably high commodity prices, particularly for natural gas, which prevailed in the first quarter of 2001. As an illustration the average price for natural gas in the first quarter of 2002, before hedging adjustments, was about 25% of the price received in the first quarter of the prior year. As a consequence of reduced product prices, cash flow and cash flow per diluted share were 22% and 23%, respectively, less in the first quarter of 2002 compared to the same quarter in 2001. Net income and net income per diluted share were also lower in 2002.

*Production Income*

Production income before hedging adjustments for the first quarter of 2002 amounted to $27.1 million, a decrease of 37% compared to the first quarter of 2001. Although volumes on a BOE basis increased by 24%, quarter on quarter product price declines more than eliminated any benefit resulting from increased production volumes. Average product prices realized in 2002 before the hedging adjustment were $31.85 for crude oil and liquids and $2.85 for natural gas: (comparable amounts for the first quarter of 2001 were $42.42 for crude oil and liquids and $11.04 for natural gas). Had pricing been comparable for both quarters production income would have been 17% higher in 2002. Gas prices realized by Storm in the first quarter of 2002 reflect the increasing contribution from British Columbia gas. Prices realized on such gas are net of processing charges, largely related to Cabin production, and to lower prices realized on gas sales at Sumas.

*Hedge Gain (Loss)*

Storm had one crude oil, one natural gas and one U.S. dollar hedge instrument in place during the first quarter of 2002. The oil hedge comprised the fixed price sale of approximately 15% of crude oil and liquids production and the hedge contributed $300,000. No oil hedges were in place during the first quarter of 2001. The gas collar for 7,000 mmBtu/day, contributed $1.0 million during the quarter, including a U.S. dollar foreign exchange component. In the first quarter of 2001, exceptionally high gas prices resulted in a hedging loss of $3.8 million from two collars then in place. Effective April 1, 2002 a second collar for 9,000 gigajoules/day was put in place.

*Other Income*

Other income consists primarily of processing revenue generated from the treatment and processing of third party oil and natural gas at Storm owned and operated treating and processing facilities.

*Cash Flow from Operations*

To arrive at cash flow from operations, net royalties, production costs, general and administrative charges and interest are deducted from production income. Cash flow from operations fell by 22% to $17.8 million in the first quarter of 2002 compared to $23.0 million in the first quarter of 2001. On a diluted share measurement, cash flow from operations fell to $0.62 in the first quarter of 2002, from $0.81 in the equivalent quarter in 2001.

Net royalties fluctuate with oil and gas prices; as a consequence net royalties as a percentage of production income before hedging adjustments fell to 23% in the first quarter of 2002 from 27% in the same quarter of 2001. The decreased percentage in the first quarter of 2002 reflects lower rates applicable to new wells.

Total production costs for the first quarter of 2002 were 4% lower than for the same period of 2001. On a BOE basis production costs approximated $3.25 in the first quarter of 2002 compared to $4.20 for the equivalent period in 2001, a decrease of 23%. Quarter on quarter cost reductions are attributable to increased operating efficiencies and to lower per BOE fixed costs at Storm owned processing facilities resulting from increased capacity utilization. Storm's power generating facilities at Red Earth, which were operational throughout the first quarter of 2002, also contributed.

**Field Netbacks ($)**
**Three Months Ended March 31**

| | Oil & NGLs (per Bbl) | | Gas (per Mcf) | | BOE 6:1 | |
|---|---|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** | **2002** | **2001** |
| Sales price | $31.85 | $42.42 | $2.85 | $11.04 | $25.50 | $50.25 |
| Hedge gain (loss) | 0.46 | - | 0.38 | (2.24) | 1.24 | (4.42) |
| Royalties, net | 6.67 | 11.84 | 0.75 | 2.71 | 5.74 | 13.28 |
| Production expenses | 3.98 | 4.37 | 0.38 | 0.64 | 3.26 | 4.20 |
| Field Netback | $21.67 | $26.21 | $2.10 | $5.45 | $17.74 | $28.35 |

General and administrative expenses, net of capital and operating recoveries, increased by 31% in the first quarter of 2002 compared to the same period in the prior year. The increase in general and administrative costs in the first quarter of 2002 is a result of higher insurance and accommodation costs and additions to Storm's exploration staff. On a BOE measurement general and administrative costs amounted to $0.35 in the first quarter of 2002, compared to $0.33 for the equivalent period in 2001. The first quarter of each calendar year is characterized by high levels of operating and capital recoveries; correspondingly, general and administrative costs will increase, both on an absolute and BOE basis, in subsequent quarters of 2002.

Interest paid in the first quarter of 2002 at $613,000 was 48% lower compared to the amount of $1,263,000 paid in the equivalent quarter of 2001. The reduction was due in part to reduced bank borrowings which averaged $60.5 million in the first quarter of 2002 compared to $68.1 million in the same quarter of 2001. However rate reductions were a more important contributor to the reduction in interest expense, with rates averaging 4.2% for the first quarter of 2002, compared to 8.2% in the same quarter of 2001.

*Net Income*

Net income is established after deduction of provisions for depletion and depreciation, site restoration and abandonment and income and other taxes. Storm's net income in the first quarter of 2002 fell by 27% to $6.8 million compared to $9.3 million in the first quarter of 2001. On a diluted share measurement, net income fell by 25% to $0.24 from $0.32.

The provision for depletion and depreciation for the first quarter of 2002 increased by 31% over the provision for the first quarter of 2001, the increase being attributable to increased production and to Storm's conservative approach to reserve recognition in interim periods. On a BOE equivalent basis the provision for 2002 increased by 6% to $6.12 compared to $5.77 in the same period of 2001. Storm's annual finding and on stream costs for proven reserves have consistently been in the $6.50 -$7.50 per BOE range and depletion and depreciation costs reflect this cost profile.

The provision for site restoration and abandonment in the first quarter of 2002 increased by 38% over the provision for the same quarter of 2001 due to higher abandonment costs associated with wells in north east British Columbia. On a BOE basis restoration and abandonment costs amounted to $0.40 in the first quarter of 2002 compared to $0.36 for the first quarter of 2001.

The provision for future income tax for the first quarter of 2002 was 47% lower than in the equivalent quarter of 2001 due to lower income. The effective tax rate for the first quarter of 2002 was 40% compared to 47% in the equivalent period of 2001. The reduction in the effective tax rate is largely attributable to lower Alberta provincial tax rates. Based on management's estimate of annual cash flow for 2002 and tax pools available to Storm, including tax pools to be generated from 2002 investment programs, Storm may have been subject to current income taxes . Accordingly a provision for current taxes in the amount of $479,000 was recorded in the first quarter of 2002. No provisions for current taxes were made in any prior quarter or year. Large Corporation's tax increased by 39% in the first quarter of 2002 compared to the same quarter of 2001.

*Capital Expenditures*

Capital expenditures for the first quarter of 2002 were largely the same as for the first quarter of 2001. Of this amount $19.8 million was incurred on land acquisition, seismic and drilling and recompletions compared to $12.5 million in the first quarter of 2001. Operations expenditures on workovers, gathering systems, equipping wells and facility

upgrades totalled $7.1 million in the first quarter of 2002 compared to $15.8 million for the same period in 2001. There were minor dispositions in the first quarter of 2001 totalling $1.1 million.

*Liquidity and Capital Resources*

Currently Storm's bank borrowing base is $145 million. At March 31, 2002, outstanding indebtedness comprised bank debt of $65.9 million plus a working capital deficiency of $9.0 million.

In common with many companies in the oil and gas industry, Storm's bank indebtedness is in the form of a revolving facility, renewable annually, in contrast to a term facility. In the absence of a formal repayment schedule, changes to accounting standards recently mandated by the Canadian Institute of Chartered Accountants require that a revolving facility be recorded as a current liability. There have been no changes to the terms and conditions of Storm's banking facility.

***Year ended December 31, 2001 compared to the year ended December 31, 2000***

*Summary*

After the considerable growth of Storm's asset base through acquisition in the prior year, 2001 was a year of consolidation with corporate focus being directed to exploiting newly acquired properties. Although a number of acquisition opportunities were examined, none satisfied Storm's acquisition criteria, particularly in the area of price. Nevertheless production volumes grew by 65% compared to 121% in 2000. The absolute increase was 3,428 Bbls per day, the largest such increase since present management was appointed in 1998. In addition gas is an increasingly large component of total production and in 2002 Storm anticipates that gas will represent 35% of BOE production per day. The first part of 2000 was characterized by high product prices, particularly for natural gas, and correspondingly high net backs and cash flow. It also saw the acquisition of many of Storm's competitors with the result that there are a limited number of companies comparable to Storm in terms of size, operational and financial quality, and depth of management. However the favourable product price environment was not sustainable and the erosion of product prices, which began well before the events of September 11, and the formal recognition of a North American recession, continued through the end of 2001.

*Production Income*

Production income increased by 51% in 2001 as a result of both volume increases throughout the year and higher product prices, particularly gas, for the first six months. Oil and liquids represented 66% of revenue before forward sale recognition and natural gas represented 34%. Volume increases resulted from the inclusion of a full year's production from acquisitions made in 2000 at Kitty, Golden and Evi in the Red Earth area of north central Alberta, and at Tommy Lakes in north eastern British Columbia. In addition vigorous exploitation programs at Red Earth and in north eastern British Columbia resulted in volume additions considerably in excess of declines.

| | 2001 | 2000 | %Change |
|---|---|---|---|
| **Revenues ($000)** | | | |
| Crude oil | 88,565 | 69,430 | 28 |
| Natural gas | 46,023 | 24,951 | 84 |
| Income (loss) from hedging | (560) | (5,852) | (90) |
| Total production income | 134,028 | 88,529 | 57 |
| **Volumes** | | | |
| Crude oil - Bbls/day | 6,400 | 4,298 | 49 |
| Natural gas - Mmcf/day | 22,640 | 9,386 | 141 |
| Total production - BOE/day 6:1 | 10,173 | 5,862 | 74 |

*Hedging Gains and Losses*

Included in production income are gains and losses from hedge contracts. Storm enters into such contracts when fluctuations in commodity prices or interest rates or foreign exchange volatility will result in capital programs being compromised or debt levels exceeding internal guidelines. Details of hedging income and losses are as follows:

| Production income - hedging gains and losses ($000) | 2001 | 2000 |
|---|---|---|
| Increase (decrease ) in oil revenues | 615 | (3,143) |
| Increase (decrease) in gas revenues | (1,175) | (2,709) |

Details of hedges outstanding during 2001 and 2000 are as follows:

| | Floor | Ceiling |
|---|---|---|
| **Natural gas and foreign exchange** | | |
| **November 1, 2000 - October 31, 2001** | | |
| 2,000 GJ/day at AECO | CDN$4.00 | CDN$7.25 |
| 7 Mmbtu at Sumas | US$4.00 | US$5.80 |
| Foreign currency - US$850,000 per month at CDN$0.6792 | | |
| **November 1, 2001 - October 31, 2002** | | |
| 7 Mmbtu at Sumas | US$3.50 | US$5.10 |
| Foreign currency - US$735,000 per month at CDN$0.6792 | | |

**Crude oil**

**August 1, 2001 - December 31, 2001**

1,000 Bbls/day at CDN$40.12

January 1, 2002 - December 31, 2002

1,000 Bbls/day at CDN$37.63

Subsequent to December 31, 2001 Storm entered into a financial collar contract for the period April 1, 2002 to October 31, 2002 which has a floor price of CDN$2.75 for 9,000 GJ/day at AECO. For the period November 1, 2002 to March 31, 2003 the collar has a ceiling pricing of CDN$5.15 in respect of 12,755 GJ/Day also at AECO. Storm's existing gas hedges and foreign currency contract were entered into to mitigate balance sheet risk with respect to financing of the Tommy Lakes property acquisition in November 2000. The additional hedge entered into in 2002 is designed to provide price support to gas production from Tommy Lakes being tied in during the first quarter of 2002.

*Royalties and Alberta Royalty Tax Credit*

Royalties, being Crown, freehold and overriding royalties, increased by 39% in 2001 over the prior year. Crown royalties are paid to provincial governments in Alberta and British Columbia; freehold royalties are paid to freehold leaseholders and overriding royalties are paid to joint venture partners. Higher royalties resulting from increased production were offset by a lower royalty rate, primarily attributable to lower gas prices in the latter half of the year. Alberta royalty tax credit is a reduction in Alberta provincial taxes based on Crown royalties paid in Alberta. It declined as a percentage of revenue as a consequence of Storm's increasing exposure to activity in British Columbia. Storm is eligible for the maximum Crown royalty coverage under the program of $2,000,000.

| | 2001 | 2000 | % Change |
|---|---|---|---|
| **Royalties** | | | |
| Oil | 25,367 | 19,998 | 27 |
| Gas | 11,111 | 6,284 | 77 |
| Total royalties | 36,478 | 26,282 | 39 |
| **Average royalty per sales unit** | | | |
| Oil - $per Bbl | 10.86 | 12.71 | (15) |
| Gas - $ per Mcf | 1.35 | 1.83 | (26) |
| Total - $ per BOE 6:1 | 9.83 | 12.25 | (20) |
| **Royalties as a percentage of production income** | | | |
| Oil - (%) | 29 | 30 | |
| Gas - (%) | 24 | 25 | |
| Total | 27 | 28 | |

*Other Revenue*

Other revenue represents income received by Storm for treating and processing third party oil and gas at Storm's production facilities. Such income amounted to $1,332,000 in 2001 and was 17% higher than the previous year.

*Production Expenses*

Production expenses increased 58% in 2001 compared to the prior year. The increase is due to gas related activity in British Columbia where production costs, including transportation, are higher. In addition higher costs for electrical power prevailed during the first part of the year. In December 2001 Storm began delivery of electrical power from two generators located at Red Earth. Approximately 2.2 megawatts of power are generated which is sold at spot prices. In addition Storm extracts approximately 70 Bbls/d of natural gas liquids which would otherwise be flared.

| | 2001 | 2000 | % Change |
|---|---|---|---|
| **Production expenses** | | | |
| Oil | 9,898 | 7,171 | 38 |
| Gas | 4,514 | 1,940 | 133 |
| Total production expenses | 14,412 | 9,111 | 58 |
| **Average production cost by commodity** | | | |
| Oil - $ per Bbl | 4.24 | 4.56 | (7) |
| Gas - $ per Mcf | 0.55 | 0.56 | (2) |
| Total production cost per BOE 6:1 | 3.88 | 4.25 | (8) |

*General and Administrative Costs*

Gross general and administrative costs increased by 40% in 2001 over the prior year. Increases were primarily due to expanded staff numbers and the part year impact of considerably increased insurance costs. Overhead recovery costs, which are charged to partners as a recovery of overhead on capital projects, are applied in reduction of gross general and administrative costs. The amount of such recoveries is determined by a standard formula and use of recoveries to reduce general and administrative costs also corresponds to industry practice. Recoveries amounted to $2,192,000 in 2001 and $1,623,000 in 2000. Storm does not capitalize any part of its general and administrative costs. Costs per BOE at 6:1 decreased to $0.73 in 2001 from $0.88 in 2000. The reduction reflects scale benefits as production levels increase and general operating efficiencies.

| General and administrative costs ($000) | 2001 | 2000 | % Change |
|---|---|---|---|
| Gross general and administrative costs | 4,903 | 3,499 | 40 |
| Overhead recoveries | (2,192) | (1,623) | 35 |
| Net general and administrative costs | 2,711 | 1,876 | 45 |
| Net general and administrative costs per BOE 6:1 | 0.73 | 0.88 | (17) |

*Interest on Long Term Debt*

Interest expense increased to $4,213,000 in 2001 from $3,288,000 reflecting higher outstanding long term debt in 2001. Interest rates on long term debt averaged 6% compared to 7.4% in 2000. No interest is capitalized.

| Interest on long term debt ($000) | 2001 | 2000 | % Change |
|---|---|---|---|
| Interest expense | 4,213 | 3,288 | 28 |
| Interest expense per BOE 6:1 | 1.13 | 1.54 | (26) |
| Average debt outstanding | 68,020 | 44,568 | 53 |
| Average interest rate | 6.2% | 7.4% | (16) |

*Depletion and Depreciation*

Depletion and depreciation charges for 2001 amounted to $21,022,000 compared to $12,961,000 for 2000. On a BOE at 6:1 basis depletion and depreciation amounted to $5.66 compared to $6.06 for 2000. The increase in the depletion and depreciation charge is attributable to increased production and to the inclusion of a full year depreciation charge on processing facilities constructed on Storm's gas properties in north eastern British Columbia late in 2000.

| Depletion and depreciation ($000) | 2001 | 2000 | % Change |
|---|---|---|---|
| Depletion and depreciation | 21,022 | 12,961 | 63 |
| Depletion and depreciation per BOE 6:1 | 5.66 | 6.06 | (7) |
| Depletion and depreciation rate | 12% | 9% | |

*Provision for Site Restoration and Abandonment*

Storm's provision for site restoration and abandonment for 2001 amounted to $1,452,000 compared to $663,000 for 2000. The charge per BOE at 6:1 amounted to $0.39 in 2001 compared to $0.31 for the prior year. The increase in the provision is attributable to the growing importance to Storm of its gas properties in north eastern British Columbia, where the remote location will result in higher abandonment costs.

| Provision for site restoration and abandonment ($000) | 2001 | 2000 | % Change |
|---|---|---|---|
| Site restoration and abandonment | 1,452 | 663 | 119 |
| Site restoration and abandonment per BOE 6:1 | 0.39 | 0.31 | 26 |

*Income and Other Taxes*

Future income taxes amounted to $23,091,000 compared to $17,036,000 for 2000 or 41.5% of pre tax income compared to 47.7%. The reduction in the effective tax rate is principally due to a reduction in the Alberta provincial tax rate. Large corporations tax is based on taxable capital with the increase resulting from Storm's capital expenditure program in 2001.

| Income and other taxes ($000) | 2001 | 2000 | % Change |
|---|---|---|---|
| Future income tax | 23,091 | 17,095 | 35 |
| Large corporations tax | 413 | 351 | 18 |
| Total income and other taxes | 23,504 | 17,446 | 35 |

Tax pools available to Storm amounted to $137,000,000 at December 31, 2001 as follows:

| Estimated tax pools ($000) | Amount | Rate of Claim |
|---|---|---|
| Canadian oil and gas property expense (COGPE) | 60,387 | 10% |
| Canadian exploration expense (CEE) | 515 | 100% |
| Canadian development expense (CDE) | 25,629 | 30% |
| Undepreciated capital cost (UCC) | 50,567 | 7% - 100% |
| Total | 137,098 | |

*Net Income*

Net income for the year amounted to $32,142,000 compared to the amount reported for 2000 of $18,339,000. Diluted per share amounts were $1.13 compared to $0.77.

| Year | Net income | Diluted per share |
|---|---|---|
| 2001 | 32,142 | 1.13 |
| 2000 | 18,339 | 0.77 |
| 1999 | 4,513 | 0.16 |

*Cash Flow*

Cash flow, measured as net income adjusted for non cash charges, grew by 59% to $77,707,000 in 2001 from $48,999,000 in 2000. Cash flow is the principal source of funding for Storm's capital programs. In 2001 capital expenditures amounted to 85% of cash flow, compared to 2000 where capital expenditures were more than double cash flow, primarily as a result of core area property acquisitions which totalled $51 million.

| Cash flow and cash flow per share | | |
|---|---|---|
| 2001 | 77,707 | 2.72 |
| 2000 | 48,999 | 2.05 |
| 1999 | 13,813 | 0.51 |

*Field and Cash Flow Netbacks*

The table below sets out Storm's operating results on a 6:1 BOE basis at a fields and cash flow level.

| | 2001 | 2000 | % Change |
|---|---|---|---|
| Field and cash flow netbacks ($/BOE) | | | |
| Field price | 36.25 | 44.11 | (18) |
| Hedging gain (loss) | (0.15) | (2.73) | (95) |
| Royalties | (9.82) | (12.28) | (7) |
| Alberta Royalty Tax Credit | 0.15 | 0.14 | (20) |
| Production expenses | (3.88) | (4.25) | (9) |
| Field netback | 22.55 | 24.99 | (10) |
| Other revenue | 0.36 | 0.53 | (32) |
| General and administrative | (0.73) | (0.88) | (17) |
| Interest | (1.13) | (1.54) | (26) |
| Income and other taxes | (0.11) | (0.19) | (42) |
| Cash flow net back | 20.94 | 22.91 | (8) |
| Depletion and depreciation | (5.66) | (6.06) | (7) |
| Site restoration and abandonment | (0.39) | (0.31) | 26 |
| Future income tax | (6.22) | (7.96) | (22) |
| Net income | 8.67 | 8.58 | 1 |

*Capital Expenditures*

Capital expenditures for 2001 totalled $67,160,000 before proceeds from minor dispositions of $1,409,000, compared to expenditures of $105,814,000 and dispositions of $4,462,000. Expenditures in 2000 included $51,300,000 in major property acquisitions. There were no similar major outlays in 2001. However field program costs in 2001 increased by 23% over the prior year amount. Capital expenditures in the final quarter 2001 amounted to $18,633,000, or 28% of the annual total, as a consequence of weather conditions in north eastern British Columbia favouring an early start to Storm's winter drilling program. As a consequence approximately $7.6 million scheduled to be spent in the first quarter of 2002 was spent in the final quarter of 2001.

| **Net Capital Expenditures ($000)** | **2001** | **2000** | **% Change** |
|---|---|---|---|
| Net capital expenditures | | | |
| Land | 4,672 | 2,880 | 62 |
| Seismic | 3,397 | 6,712 | (49) |
| Drilling and completion | 29,502 | 25,179 | 17 |
| Total exploration and development | 37,571 | 34,771 | 8 |
| Facilities, equipment and workovers | 27,306 | 14,813 | 84 |
| Acquisitions | 825 | 55,436 | (99) |
| Dispositions | (1,409) | (4,462) | (68) |
| Net operations | 64,293 | 100,558 | (36) |
| Field inventory | 1,292 | 547 | 136 |
| Administrative assets | 166 | 247 | (33) |
| Net capital expenditures | 65,751 | 101,352 | (35) |

*Total Debt*

Storm measures total debt as being the total of working capital deficiency and its revolving line of credit. Storm's working capital deficiency results from active operated field programs and high working interest positions, resulting in amounts due to suppliers under capital programs being included in accounts payable. At December 31, 2001 Storm had a revolving bank line of credit in the amount of $90,000,000 which bears interest at rates approximating the bank's prime rate. Storm's policy is to maintain debt levels not exceeding 1.5 times projected annualized cash flow.

| **Total Debt ($000)** | **2001** | **2000** | **% Change** |
|---|---|---|---|
| Working Capital Deficiency | 10,981 | 6,703 | 64 |
| Long Term Debt | 55,009 | 71,763 | (23) |
| Total Debt | 65,990 | 78,466 | (16) |
| Cash Flow | 77,707 | 48,999 | 59 |
| Debt to Cash Flow | 0.8:1 | 1.6:1 | |

*Net Asset Value*

Net asset value and net asset value per diluted share at December 31, 2001 increased by 30% and 29% respectively over the prior year. The increase is due to additions to reserves resulting from field exploration programs. Established reserves increased by 28%, offset by a reduction in reserve value to $12.78 per BOE from $13.82 per BOE at the end of 2000. This reduction is due to the lower pricing regime used in the 2001 year end independent reserve valuation compared to pricing used in the prior year's report. The increase in Storm's undeveloped acreage and reduced debt also contributed to increased asset values.

| Year end asset value per diluted share ($000, except per share amounts) | 2001 | 2000 | % Change |
|---|---|---|---|
| Present value of established reserves discounted at 10% | 310,983 | 269,355 | 15 |
| Undeveloped acreage | 16,318 | 10,891 | 50 |
| Long term debt | (55,009) | (71,763) | (23) |
| Working capital deficiency | (10,981) | (6,703) | 64 |
| Proceeds on exercise of stock options/warrants | 8,609 | 5,435 | 58 |
| Total asset value | 269,920 | 207,215 | 30 |
| Diluted shares outstanding at year end | 29,662 | 29,277 | 1 |
| Net asset value per diluted share | $9.10 | $7.08 | 29 |

*Liquidity and Capital*

At December 31, 2001 Storm's current bank line amounted to $90 million providing considerable financial resources available to pursue exploration or acquisition opportunities. Within working capital, receivables and payables are settled in accordance with normal industry standards.

***Year ended December 31, 2000 compared to the year ended December 31, 1999***

In 2000, Storm experienced substantial growth in all the key per share performance measures by which junior oil and gas producers are judged. A combination of stronger commodity prices, but more importantly, a more than doubling of BOE production volumes, drove per share results for cash flow, net income, net asset value and common share market value up by 254%, 900%, 206% and 147%, respectively.

During 2000, Storm completed the following transactions, which helped to strengthen Storm's production and reserve base or enhance its financial resources from which to grow:

- May 1, Storm acquired 900 Bbls/d of light oil production from fields at Kitty, Evi and Golden in Storm's Red Earth core light oil operating area. Total costs of the acquisitions were $21.1 million and Storm's operating line of credit was increased from $50 million to $60 million to accommodate financing of this transaction.

- November 1, Storm acquired 11 Mmcfe/d of natural gas and natural gas liquids production at Tommy Lakes, south of Fort Nelson in northeast British Columbia. Total acquisition costs were $30.2 million and Storm's operating line of credit was further increased from $60 million to $80 million to accommodate financing of this transaction.

- November 10, All proceeds totalling $7.2 million from the exercise of common share purchase warrants held mainly by senior management of Storm were received by Storm. Senior management and directors' ownership of Storm common shares on a fully diluted basis stood at approximately 37% at year-end 2000.

- Storm purchased 118,900 shares at an average price of $5.63 per share for a total cost of $669,407 under its normal course issue bid, which expired December 16, 2000. Subsequently, this bid was renewed for another year until December 19, 2001 and purchases under the renewed bid to the date of this report have totalled 173,100 shares at an average price of $5.70 for a total cost of $986,670.

*Production Income*

Oil and gas sales increased by $69.7 million to $94.3 million in 2000, from $24.6 million in 1999. Successful producing property acquisitions and new production added by Storm's exploration program, combined with increases in commodity prices, all contributed to the increase in oil and gas sales. Production volumes increased by 121%, comprised of a 117% and 142% growth in oil and gas volumes, respectively, over the previous year. Commodity prices also positively affected production income as the price received for oil production improved 56% from $28.28 to $44.14 per Bbl. Storm also realized a stronger gas price in 2000, which increased by 144% from $2.97 to $7.26 per Mcf.

| Production Income Summary ($000, except per unit amounts) | Year ended December 31 2000 | 1999 | % Change |
|---|---|---|---|
| Oil | 69,430 | 20,430 | 240 |
| Gas | 24,951 | 4,213 | 492 |
| Total | 94,381 | 24,643 | 283 |
| Production | | | |
| Oil - Bbls/d | 4,298 | 1,979 | 117 |
| Gas - Mcf/d | 9,386 | 3,885 | 142 |
| Total - BOE/d 6:1 | 5,862 | 2,627 | 123 |
| Average selling price | | | |
| Oil - $/Bbl | 44.14 | 28.28 | 56 |
| Gas - $/Mcf | 7.26 | 2.97 | 144 |
| Total - $/BOE 6:1 | 43.99 | 25.70 | 71 |

*Hedging Gains and Losses*

Effective January 1, 2000, Storm entered into a collar contract to hedge 1,000 Bbls/d at a floor price of $27.65 and a ceiling price of $36.30 per Bbl for 2000. Storm hedges when commodity price, interest rate or exchange rate volatility is judged to put at risk Storm's capital expenditure program or internal borrowing guidelines. In late 1999, Storm incurred a higher level of debt to finance the purchase of the Evi, Sylvan Lake, Boyer and Petitot properties. The one-year collar associated with this purchase ensured that a portion of the 2000 oil production received a minimum of US$19.00 WTI per Bbl. Crude oil prices significantly below US$19.00 WTI could have resulted in a debt level exceeding Storm's 1.5 times debt to current year's cash flow guideline, prior to the receipt of approximately $7.2 million of warrant proceeds by November 2000. Hedges outstanding as at December 31, 2000 are as follows:

| Natural Gas and Foreign Exchange | Floor | Ceiling |
|---|---|---|
| **November 1, 2000 - October 31, 2001** | | |
| Natural Gas - 2,000 GJ/D at AECO | CDN$4.00 | CDN$7.25 |
| 7 Mmbtu/d at Sumas | US$4.00 | US$5.80 |
| Foreign Exchange - US$850,000 per month at CDN$0.6738 | | |
| **November 1, 2001 - October 31, 2002** | | |
| Natural Gas - 7 Mmbtu/d at Sumas | US$3.50 | US$5.10 |
| Foreign Exchange - US$735,000 per month at CDN$0.6792 | | |

Both the natural gas and the foreign exchange hedges that were outstanding at year-end December 31, 2000 were contracted to minimize balance sheet risk from the increased debt Storm incurred to finance the Tommy Lakes natural gas and natural gas liquids producing property purchase in November 2000.

Oil and gas revenues decreased $3.1 million and $2.7 million, respectively, as a result of Storm's hedging activities for 2000. These amounts are included in production income. No hedging instruments were in place in 1999.

*Royalties and Alberta Royalty Tax Credit*

Royalties of $26.3 million in 2000 increased 384%, up from $5.4 million in the previous year. Royalties represented 28% of oil and gas sales in 2000, versus 22% in 1999. The increase in royalties was the result of higher Crown royalty rates due to increased commodity prices for oil and gas.

| Royalties ($000, except per unit amounts) | 2000 | 1999 | % Change |
|---|---|---|---|
| Oil | 19,998 | 4,444 | 350 |
| Gas | 6,284 | 990 | 535 |
| Total | 26,282 | 5,434 | 384 |
| | | | |
| Average royalty per sales unit ($) | | | |
| Oil - Bbls/d | 12.71 | 6.15 | 107 |
| Gas - Mcf/d | 1.83 | 0.70 | 161 |
| Total - BOE/d | 12.24 | 5.67 | 118 |
| | | | |
| Royalties as a percentage of production income | | | |
| Oil - $/Bbl | 29 | 22 | - |
| Gas - $/Mcf | 25 | 24 | - |
| Total | 28 | 22 | - |

Increases in commodity prices resulted in a lower rate of claim under the ARTC program and caused a lower entitlement for 2000 than the previous year.

*Other Revenue*

Storm generates revenue from the treating and processing of third party volumes at its production facilities. In 2000, Storm recorded $1.1 million of other income related to treating and processing. No such income was recorded in 1999.

*Expenses*

*Production Expenses*

Production expenses, on a BOE basis, increased 7% from $3.97 in 1999 to $4.75 in the current year. The increase is attributed to higher fuel and utilities costs and plant turnaround and maintenance costs incurred at Storm's facilities in 2000.

| Production Expenses ($000, except per unit amounts) | 2000 | 1999 | % Change |
|---|---|---|---|
| Oil | 7,171 | 3,058 | 134 |
| Gas | 1,940 | 748 | 159 |
| Total | 9,111 | 3,806 | 139 |
| | | | |
| Average cost per unit ($) | | | |
| Oil - Bbls/d | 4.56 | 4.23 | 8 |
| Gas - Mcf/d | 0.56 | 0.53 | 6 |
| Total production cost per BOE 6:1 | 4.25 | 3.97 | 7 |

*General and Administrative Expenses*

Net general and administrative expenses were up by 19% in 2000 compared to 1999. Gross general and administrative expenses increased in 2000, primarily due to the addition of new employees in the year. The increase to gross general and administrative expense in 2000 was offset by the increase in overhead recoveries attributed to Storm's recovery of overhead on capital expenditures. In 1999, Storm capitalized $258,000 of its general and administrative expenses directly related to exploration activity. Storm did not capitalize any general and administrative expenses in 2000 and will not do so in any future years.

| General and Administrative Costs ($000) | 2000 | 1999 | % Change |
|---|---|---|---|
| Gross G&A expenses | 3,499 | 2,361 | 48 |
| Overhead recoveries | (1,623) | (783) | 107 |
| Net G&A expenses | 1,876 | 1,578 | 19 |
| Net general and administrative costs per BOE 6:1 ($) | 0.87 | 1.65 | (47) |

*Interest on Long Term Debt*

Interest expense increased to $3.3 million in 2000 from $1 million in 1999 given the higher level of average debt outstanding during the year and the increase in interest rates in 2000. The average interest rate in 2000 was 7.4%, versus 6.4% in the previous year.

| Interest on Long Term Debt ($000) | 2000 | 1999 | % Change |
|---|---|---|---|
| Interest expense | 3,288 | 1,020 | 222 |
| Interest expense per BOE 6:1 ($) | 1.53 | 1.06 | 44 |
| Average debt outstanding | 44,568 | 12,954 | 244 |
| Average interest rate (%) | 7.4 | 6.4 | - |

*Depletion and Depreciation Expenses*

Depletion and depreciation expenses for 2000 were $13.0 million and $6.04 per BOE, versus $6.2 million and $6.44 per BOE in 1999.

| Depletion and Depreciation Summary ($000) | 2000 | 1999 | % Change |
|---|---|---|---|
| Depletion and depreciation | 12,961 | 6,175 | 110 |
| Depletion and depreciation per BOE 6:1 ($) | 6.04 | 6.44 | (6) |
| Depletion and depreciation rate (%) | 9 | 10 | - |

*Provision for Site Restoration and Abandonment*

Storm's provision for site restoration and abandonment increased from $0.05 per BOE, in 1999, to $0.35 per BOE in 2000 due to the higher expected cleanup costs associated with the eventual abandonment and site restoration of Storm's remote northeast British Columbia gas well sites and associated facilities at Tommy Lakes, Cabin, Kotcho and Louise.

| Provision for Site Restoration and Abandonment ($000) | 2000 | 1999 | % Change |
|---|---|---|---|
| Site restoration and abandonment | 663 | 43 | 1,442 |
| Site restoration and abandonment per BOE 6:1 ($) | 0.31 | 0.04 | 675 |

*Future Income Tax Expense*

Effective January 1, 2000, Storm adopted the liability method of tax allocation with respect to accounting for income taxes. The new method was applied retroactively with restatement of prior period financial statements. Storm recorded a future income tax asset at December 31, 1999 of $4.4 million related to the recognition of available tax loss carry forwards and unutilized tax pool balances in excess of the amount reported for financial reporting. Storm recorded a future income tax expense of $17.1 million and corresponding future income tax liability of $12.7 million in 2000 attributed to the excess of amounts recorded for financial reporting versus available tax basis of its assets and liabilities. Storm's future income tax expense is calculated based on an effective rate of approximately 48% versus the statutory combined federal and provincial income tax rate of approximately 45%.

Tax assets available to Storm amounted to $119,000,000 as follows:

| Estimated Tax Pools ($000) | Tax Pools | Rate of Claim |
|---|---|---|
| Canadian oil and gas property expenses (COGPE) | 63,984 | 10% |
| Canadian exploration expenses (CEE) | - | 100% |
| Canadian development expenses (CDE) | 16,079 | 30% |
| Undepreciated capital costs (UCC) | 38,714 | 7% to 100% |
| Total | 118,777 | |

*Net Income*

Net income for the year was $18.3 million or $0.77 per diluted share. Net income for 1999 was restated to $4.5 million, or $0.16 per diluted share, due to the adoption of the new recommendations with respect to accounting for income taxes.

*Cash Flow*

Storm's cash flow, measured as net income adjusted for non cash charges, increased 255% in 2000 to $48,999 million from $13,812 million in the previous year due to higher commodity prices and higher production volumes. Cash flow per diluted share increased similarly by 310% to $2.05 in 2000, from $0.50 the previous year, as there was only a minimal increase in the weighted average fully diluted number of shares in Storm at year-end.

*Field and Cash Flow Netbacks*

The following table represents Storm's comparative 2000 and 1999 netbacks per 6:1 BOE on a field and cash flow level.

| Field and Cash Flow Netbacks ($) | 2000 | 1999 | % Change |
|---|---|---|---|
| Field price | 44.11 | 25.70 | 72 |
| Hedge gain (loss) | (2.73) | - | - |
| Royalties | (12.28) | (5.67) | 117 |
| Alberta Royalty Tax Credit | 0.14 | 0.86 | (84) |
| Operating expenses | (4.25) | (3.97) | 7 |
| Field netback | 24.99 | 16.92 | 48 |
| Other revenue | 0.53 | 0.26 | 104 |
| General and administrative | (0.88) | (1.65) | (47) |
| Interest | (1.54) | (1.06 | 45 |
| Income and other taxes | (0.19) | (0.08) | 137 |
| Cash flow netback | 22.91 | 14.39 | 59 |
| Depletion and depreciation | (6.06) | (6.44) | (6) |
| Site restoration and abandonment | (0.31) | (0.04) | 675 |
| Future income tax | (7.96) | (3.21)(1) | 148 |
| Net income | 8.58 | 4.70(1) | 83 |

Note:

(1) Restated.

*Capital Expenditures*

Storm's 2000 capital expenditures totalled $105.8 million and were $101.3 million on a net basis, after deducting $4.5 million of asset dispositions. Over one-half of the capital expenditures related to Storm's acquisition of properties in the Golden, Evi and Kitty areas at Red Earth in normal central Alberta and the Tommy Lakes area of northeastern British Columbia. Storm spent an additional $1.4 million on the repurchase and cancellation of its Common Shares during the year.

| Net Capital Expenditures ($000) | 2000 | 1999 | % Change |
|---|---|---|---|
| Land | 2,880 | 1,223 | 135 |
| Seismic | 6,712 | 825 | 714 |
| Drill and completion | 25,179 | 9,197 | 174 |
| Total exploration and development | 34,771 | 11,245 | 209 |
| Facilities, exploration and workovers | 14,813 | 3,791 | 281 |
| Acquisitions | 55,436 | 23,829 | 133 |
| Dispositions | (4,462) | (2,659) | 68 |
| Net operations | 100,558 | 36,206 | 178 |
| Field inventory | 547 | 67 | 716 |
| Administrative assets | 247 | 188 | 31 |
| Capitalized G&A | - | 258 | (100) |
| Net capital expenditures | 101,352 | 36,719 | 176 |

*Total Debt*

At December 31, 2000, Storm had a revolving term credit facility available up to $80 million with a Canadian bank. Under the facility, loan advances bear interest at the bank's prime rate.

| Total Debt ($000) | 2000 | 1999 | % Change |
|---|---|---|---|
| Working capital deficiency | 6,703 | (313) | |
| Long term debt | 71,763 | 32,313 | 122 |
| Total debt | 78,466 | 32,000 | 145 |
| Cash flow | 48,999 | 13,813 | 255 |
| Debt to cash flow | 1.6:1 | 2.3:1 | - |

*Net Asset Value*

Storm's net asset value and net asset value per diluted share increased by 211% and 206%, respectively, during 2000. The two main contributors to these values were Storm's significant reserve additions during the year and the value attributed to those reserves. Storm's established reserves increased by 157% over the year, however, the value of those reserves were also up by 25% from 904% per 6:1 BOE at year end 1999 to $11.28 per BOE at year end 2000. The higher valuation per established BOE primarily reflects the reality of higher commodity prices and therefore a higher price forecast used in the 2000 year end independent reserve valuation compared to Storm's 1999 year end independent reserve report. Storm's increased undeveloped acreage and its higher value per net acre also contributed to a higher total net asset value and net asset value per fully diluted share. Offsetting these gains was an increased level of total debt, which rose by 145% on a net basis from the previous year.

| Estimated Year End Net Asset Value Per Fully Diluted Share ($000) | 2000 | 1999 | % Change |
|---|---|---|---|
| Present value of reserves (discounted at 10%) | 269,355 | 85,684 | 214 |
| Undeveloped acreage | 10,891 | 3,451 | 216 |
| Long term debt | (71,763) | (32,314) | 122 |
| Working capital surplus (deficit) | (6,703) | 314 | (2,235) |
| Exercise of warrants/stock options | 5,435 | 9,464 | (43) |
| Total | 207,215 | 66,579 | 211 |
| Fully diluted shares at December 31 (000's) | 23,869 | 28,764 | 2 |
| Net asset value per fully diluted share ($) | 8.68 | 2.31 | 206 |

*Liquidity and Capital*

At December 31, 2000 Storm's current bank line amounted to $80 million providing considerable financial resources available to pursue exploration or acquisition opportunities. Within working capital, receivables and payables are settled in accordance with normal industry standards. During 2000 Storm raised $7,159,000 upon the conversion of special warrants.

### Summary of Operating Results

The following table sets forth selected financial information of Storm for the four years ended December 31, 2001.

| | Year Ended December 31 | | | |
|---|---|---|---|---|
| | 2001 | 2000(1) | 1999(1) | 1998 |
| ($000, except per share amounts) | | | | |
| Revenue before royalties | 134,588 | 94,381 | 24,643 | 13,022 |
| Cash flow from operations | 77,707 | 48,999 | 13,813 | 4,613 |
| Basic cash flow per share(2) | 2.81 | 2.08 | 0.64 | 0.33 |
| Diluted cash flow per share(3)(7) | 2.72 | 2.05 | 0.51 | 0.31 |
| Net income (loss) for year(4)(5) | 32,142 | 18,339 | 4,513 | (4,989) |
| Basic income (loss) per share(2)(5) | 1.16 | 0.78 | 0.21 | (0.35) |
| Diluted income (loss) per share(3)(5)(6)(7) | 1.13 | 0.77 | 0.16 | (0.35) |
| Total assets(5) | 207,882 | 173,955 | 72,975 | 38,925 |
| Long term debt | 55,009 | 71,763 | 32,314 | 9,600 |

Notes:

(1) The financial results from year to year were affected by various acquisitions of oil and gas assets by Storm. See "Business of Storm".

(2) Calculated using the weighted average number of Common Shares outstanding.

(3) Assumes exercise of employee and other stock options and all other convertible securities in accordance with the treasury stock method.

(4) The net loss in 1998 resulted from a ceiling test writedown which reduced the carrying value of Storm's petroleum and natural gas properties by $11.2 million during the nine month period ended September 30, 1998.

(5) Restated due to the adoption of the liability method of income tax allocation on January 1, 2000.

(6) Fully diluted income (loss) per share was anti-dilutive in 1998.

(7) Restated due to the adoption of the treasury stock method to determine the dilutive effect of stock options, effective January 1, 2001.

### Quarterly Information

The following table sets forth selected financial information of Storm for each financial quarter of Storm during the years ended December 31, 2001 and December 31, 2000.

| | | Three Months Ended | | | |
|---|---|---|---|---|---|
| ($thousands except for per share amounts) | | Mar 31, 2001 | June 30, 2001 | Sept 30, 2001 | Dec 31, 2001 |
| Production income | | 43,233 | 38,049 | 28,379 | 24,927 |
| Cash Flow from Operations | | 22,987 | 21,730 | 17,752 | 15,238 |
| Per share | - basic | 0.84 | 0.78 | 0.64 | 0.55 |
| | - diluted | 0.81 | 0.75 | 0.62 | 0.55 |
| Net Income | | 9,256 | 9,486 | 6,130 | 7,270 |
| Per share | - basic | 0.34 | 0.34 | 0.22 | 0.26 |
| | - diluted | 0.32 | 0.34 | 0.21 | 0.26 |

| ($thousands except for per share amounts) | Three Months Ended Mar 31, 2000 | June 30, 2000 | Sept 30, 2000 | Dec 31, 2000 |
|---|---|---|---|---|
| Production Income | 12,890 | 17,984 | 25,552 | 37,954 |
| Cash Flow from Operations | 7,133 | 9,418 | 13,605 | 18,843 |
| Per share - basic | 0.33 | 0.42 | 0.60 | 0.70 |
| - diluted | 0.27 | 0.36 | 0.57 | 0.69 |
| Net Income | 2,350 | 3,536 | 5,158 | 7,295 |
| Per share - basic | 0.11 | 0.16 | 0.23 | 0.27 |
| - diluted | 0.09 | 0.14 | 0.22 | 0.27 |

## CAPITALIZATION

The following table sets forth the capitalization of Storm as at December 31, 2001 and as at March 31, 2002. This table should be read in conjunction with the audited consolidated financial statements contained in the Annual Report and with the unaudited consolidated interim financial statements contained in the Interim Report, together with the notes thereto.

| | Authorized | Outstanding as at December 31, 2001 (audited) | Outstanding as at March 31, 2002 (unaudited) |
|---|---|---|---|
| Debt | | | |
| Revolving bank credit facility (1) | $90,000,000 | $55,008,909 | $65,929,350 |
| Share Capital: | | | |
| Common Shares | Unlimited | $39,378,878 (27,782,008 shares) | $39,586,381 (27,844,508 shares) |
| Preferred Shares | Unlimited | $ nil (nil shares) | $ nil (nil shares) |

Note:

(1) Storm's bank borrowing base at March 31, 2002 amounted to $145,000,000.

## DESCRIPTION OF SHARE CAPITAL

The authorized capital of Storm consists of an unlimited number of Common Shares, and an unlimited number of First Preferred Shares, Second Preferred Shares and Third Preferred Shares, issuable in series, of which, as at June 30, 2002, 27,917,758 Common Shares and nil Preferred Shares were issued and outstanding. Storm has also reserved a total of 2,045,000 Common Shares for issuance pursuant to outstanding stock options. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, First Preferred Shares, Second Preferred Shares and Third Preferred Shares of Storm.

### Common Shares

Storm is authorized to issue an unlimited number of Common Shares. The Common Shares rank junior to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Storm, to receive dividends if, as and when declared by the Board and to receive pro rata the remaining property and assets of Storm upon its dissolution or winding-up, subject to the rights of shares having priority over the Common Shares.

### Preferred Shares

The First Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the Board may from time to time determine. The First Preferred Shares shall rank senior to the Second Preferred Shares, the Third Preferred Shares and the Common Shares with respect to the payment of dividends or the distribution of assets or return of capital of Storm in the event of a dissolution, liquidation or winding up of Storm.

Holders of First Preferred Shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of Storm. No First Preferred Shares are presently issued and outstanding.

The Second Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the Board may from time to time determine. The Second Preferred Shares shall rank junior to the First Preferred Shares and senior to the Third Preferred Shares and the Common Shares with respect to the payment of dividends or the distribution of assets or return of capital of Storm in the event of a dissolution, liquidation or winding up of Storm. Holders of Second Preferred Shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of Storm. No Second Preferred Shares are presently issued and outstanding.

The Third Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the Board may from time to time determine. The Third Preferred Shares shall rank junior to the First Preferred Shares and Second Preferred Shares and senior to the Common Shares with respect to the payment of dividends or the distribution of assets or return of capital of Storm in the event of a dissolution, liquidation or winding up of Storm. Holders of Third Preferred Shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of Storm. No Third Preferred Shares are presently issued and outstanding.

## DIRECTORS AND OFFICERS

The name, municipality of residence and principal occupation of the directors and senior officers of Storm are as follows:

| Name and Municipality of Residence | Positions Held | Principal Occupation |
|---|---|---|
| Matthew J. Brister[2]<br>Calgary, Alberta | President, Chief Executive Officer and Director | President of Storm |
| P. Grant Wierzba<br>Calgary, Alberta | Vice President, Operations, Chief Operating Officer and Director | Vice President, Operations of Storm |
| Stuart G. Clark<br>Calgary, Alberta | Executive Director and Director | Executive Director of Storm |
| Donald G. McLean<br>Calgary, Alberta | Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary | Vice President, Finance and Administration of Storm |
| Harry Ediger<br>Calgary, Alberta | Vice President, Land | Vice President, Land of Storm |
| Thomas N. Lindskog<br>Bragg Creek, Alberta | Vice President, Exploration | Vice President, Exploration of Storm |
| Brian Lavergne<br>Calgary, Alberta | Vice President, Production | Vice President, Production of Storm |
| John A. Brussa[2]<br>Calgary, Alberta | Director | Barrister & Solicitor<br>Burnet, Duckworth & Palmer LLP<br>Barristers and Solicitors |
| J. Keith Farries[1][2]<br>Calgary, Alberta | Director and Chairman of the Board | President of Farries Engineering (1977) Ltd. |
| D. Keith MacDonald[1]<br>Calgary, Alberta | Director | President of Monolith Oil Corp. |
| Gregory G. Turnbull[1]<br>Calgary, Alberta | Director | Barrister & Solicitor<br>McCarthy Tétrault LLP<br>Barristers and Solicitors |

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) The following individuals were either first elected or appointed directors of Storm on the following dates: Messrs. Brister, Clark, Wierzba and Turnbull (November 10, 1998), Mr. Brussa (June 11, 1997), Mr. MacDonald (March 24, 1994) and Mr. Farries (September 19, 1997).

(4) All of the directors were re-elected at the annual and special meeting of holders of Common Shares held on May 15, 2002. The directors will hold office until the next annual meeting of holders of Common Shares or until their successor is duly elected or appointed, unless their office is earlier vacated in accordance with Storm's By-laws.

The background of each of the directors and officers of Storm and their principal occupations for the past five years are as follows:

**Matthew J. Brister, President, Chief Executive Officer and Director**

Mr. Brister has a Bachelor of Science in Geology from the University of Calgary and is a registered Professional Geologist in the Province of Alberta. Mr. Brister has been the President and Chief Executive Officer of Storm since November, 1998. From May, 1987 to July, 1998, Mr. Brister was employed by Pinnacle Resources Ltd. ("Pinnacle") in positions of increasing responsibility and from January, 1994 to July, 1998 was President and Chief Executive Officer thereof. Pinnacle was a publicly traded oil and gas company listed on the TSX and the Montreal Exchange prior to its acquisition by Renaissance Energy Ltd. in July, 1998. Mr. Brister was a director of Pinnacle from May, 1989 to July, 1998. Mr. Brister has been a director of Saddle Resources Inc., a private oil and gas company, since January, 1996. In October, 1998, Saddle Resources Inc. completed a reverse take-over of Netalco Corporation, a publicly traded oil and gas company listed on the TSX Venture Exchange. Mr. Brister was appointed a director of Netalco in October, 1998. Mr. Brister was a director of Westrex Energy Corp., a publicly traded oil and gas company listed on The Alberta Stock Exchange, from March, 1992 to September, 1993.

**Stuart G. Clark, Executive Director, Corporate Secretary and Director**

Mr. Clark has a Bachelor of Commerce (Honours) from the University of Manitoba. Mr. Clark was Vice President, Finance and Chief Financial Officer of Storm from November, 1998 to November 8, 2001 when he assumed the office of Executive Director. From January, 1986 to July, 1998, Mr. Clark was employed by Pinnacle in positions of increasing responsibility, the last being Executive Vice President and Chief Financial Officer thereof. Mr. Clark was a director of Pinnacle from January, 1986 to July, 1998 and a director of Quadron Resources Ltd., a publicly traded oil and gas company which was listed on the TSX prior to its acquisition by HCO Energy Ltd. in June, 1995, from April, 1989 to May, 1994. Mr. Clark was a director of Avid Oil and Gas Ltd., a publicly traded oil and gas company which was listed on the TSX and the TSX Venture Exchange prior to its acquisition by Husky Energy Ltd. in July, 2001.

**Donald G. McLean, Vice President, Finance, Chief Financial Officer**

Mr. McLean joined Storm in September, 2001 and was appointed Chief Financial Officer in November, 2001 in succession to Mr. Stuart G. Clark, Executive Director of Storm. Mr. McLean is a member of the Institute of Chartered Accountants of Alberta. Mr. McLean was a director of Pinnacle Resources Ltd. from 1991 to 1998. From 1991 to 2001, Mr. McLean was Chief Financial Officer and director of a number of public and private companies. From 1981 to 1991, Mr. McLean was a partner of Deloitte & Touche, an accounting firm. From 1994 to 2002, he was a director and officer of Enhance Systems Inc., a private consulting firm.

**P. Grant Wierzba, Vice President, Operations, Chief Operating Officer and Director**

Mr. Wierzba has a Bachelor of Science in Engineering from the University of Alberta and is a registered Professional Engineer in the Province of Alberta. Mr. Wierzba has been Vice President Operations and Chief Operating Officer of Storm since November, 1998. From March, 1996 to July, 1998, Mr. Wierzba was employed by Pinnacle in positions of increasing responsibility, the last being Senior Vice President and Chief Operating Officer thereof. From September, 1980 to February, 1996, Mr. Wierzba was employed by Renaissance Energy Ltd. in positions of increasing responsibility and at the time of his departure was Senior Vice President, Operations. Mr. Wierzba was a director of Pinnacle from March, 1996 to July, 1998.

**Harry Ediger, Vice President, Land**

Mr. Ediger has a Bachelor of Arts in Economics from the University of Western Ontario, a Bachelor of Commerce (Honours) from the University of Windsor and is a member of the Canadian Association of Petroleum Landmen. From August, 1987 to March, 1997, Mr. Ediger was employed by Cimarron Petroleum Ltd. in positions of increasing responsibility and from November, 1994 until March, 1997, held the position of Vice President, Land. Cimarron Petroleum Ltd. was a publicly traded oil and gas company which was listed on the TSX prior to its acquisition by Newport Petroleum Corporation in March, 1997. From April, 1997 to May, 1999, Mr. Ediger was a self-employed consultant. Since May, 1999, Mr. Ediger has been Vice President, Land of Storm. Mr. Ediger was a co-founder of Moxie Petroleum Ltd., a publicly traded oil and gas company which was listed on the TSX Venture Exchange prior to its plan of arrangement with Richland Petroleum Corporation in December, 1999.

**Thomas N. Lindskog, Vice President, Exploration**

Mr. Lindskog has a Bachelor of Science in Geology from the University of Calgary, a Bachelor of Science in Zoology from the University of Michigan, is a registered Professional Geologist in the Province of Alberta and is a member of the Canadian Society of Petroleum Geologists. Mr. Lindskog has been the Vice President, Exploration of Storm since November, 1998. From October, 1989 to July, 1998, Mr. Lindskog was employed by Pinnacle in positions of increasing responsibility, the last being Vice President, Exploration.

**Brian Lavergne, Vice President, Production**

Mr. Lavergne has a Bachelor of Science in Mechanical Engineering from the University of Alberta (1989) and is a registered Professional Engineer in the Province of Alberta. From February, 1994 to December, 1998, Mr. Lavergne was employed by Renaissance Energy Ltd. in positions of increasing responsibility including Exploration Manager and Operations District Manager.

**John A. Brussa, Director**

Mr. Brussa has been a partner of Burnet, Duckworth & Palmer LLP since 1987 and is presently the head of its Tax Department. Mr. Brussa received his Bachelor of Laws Degree from the University of Windsor in 1981 and currently serves as a director of a number of publicly listed resource corporations, a mutual fund trust, an investment dealer and several non-profit or charitable organizations.

**J. Keith Farries, Director and Chairman of the Board**

Mr. Farries is a Professional Engineer with over 40 years experience in the oil and gas industry. Mr. Farries served with Amoco Canada for 10 years (1955 - 1965) where he held positions of increasing responsibility including overseeing all engineering operations in Canada and Alaska. Mr. Farries is currently the President of Farries Engineering (1977) Ltd., a petroleum engineering consulting firm engaged in reservoir engineering, economic evaluations, oil and gas property management, and the design and supervision of drilling, completion and production operations. From June, 1997 to June, 1999, Mr. Farries was a director of Newquest Energy Inc., a publicly-traded oil and gas company which was listed on the TSX.

**D. Keith MacDonald, Director**

Mr. MacDonald has a Bachelor of Science (Honours) (Magna Cum Laude) in Geology from McMaster University, is a registered Professional Geologist in the Province of Alberta and is a member of the Canadian Society of Petroleum Geologists. Mr. MacDonald is currently the President of Monolith Oil Corp., a private company which is involved in oil and natural gas exploration and production. From September, 1997 to September, 2000, Mr. MacDonald was President of Stream Petroleum Inc., a consulting services company. Mr. MacDonald was the President and Chief Executive Officer of Storm from March, 1994 to August, 1997. From July, 1984 to February, 1994, Mr. MacDonald worked for Morrison Petroleums Ltd. where he held positions of increasing responsibility including Exploration Manager and Vice President, Exploration.

**Gregory G. Turnbull, Director**

Since July, 2002, Mr. Turnbull has been a partner with the legal firm of McCarthy Tétrault LLP. Prior thereto, from September, 2001 to July, 2002, Mr. Turnbull was a partner of the legal firm Donahue LLP. Prior thereto, Mr. Turnbull

was a partner of Gowling Lafleur Henderson LLP and its predecessor law firms for over ten years. During this time, Mr. Turnbull has been the Corporate Secretary or Assistant Corporate Secretary of the following public companies: Baytex Energy Ltd., Barrington Petroleum Ltd., Hawk Oil Inc., Kensington Energy Ltd., Lexxor Energy Inc., Newquest Energy Inc., Mannville Oil & Gas Ltd., Petrostar Petroleums Inc., Pinnacle Resources Ltd., Quadron Resources Ltd., Quintex Energy Ltd., ResoQuest Resources Ltd., Tri-Ex Oil & Gas Ltd., Trigas Exploration Ltd., Twin Energy Ltd. and Westward Energy Ltd. From March, 1994 to June 2002, Mr. Turnbull was a director of Spire Energy Ltd., a publicly-traded oil and gas company which was listed on the TSX prior to its acquisition by Quintana Minerals Resources Corp. Mr. Turnbull is a director of Heritage Oil Corporation and Seventh Energy Ltd., both publicly-traded oil and gas companies listed on the TSX and Crescent Point Energy Ltd., a publicly-traded oil and gas company listed on the TSX Venture Exchange.

As at June 1, 2002, the directors and senior officers of Storm, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 7,054,854 Common Shares constituting approximately 25.3% of the issued and outstanding Common Shares.

## PERSONNEL

As at June 1, 2002, Storm had 32 employees and consultants at its head office in Calgary, Alberta, and 23 field employees operating Storm's oil and natural gas facilities at Red Earth, Northeast British Columbia and at certain minor properties.

## EXECUTIVE COMPENSATION

**Summary of Executive Compensation**

The following table provides a summary of compensation earned during each of the three fiscal years ended December 31, 1999, 2000 and 2001 by Storm's Chief Executive Officer and for the four most highly compensated executive officers of Storm other than the Chief Executive Officer (the "named executive officers"). In addition to the named executive officers, Storm had five non-executive employees who earned excess of $100,000 per annum in the fiscal period ended December 31, 2001. Except as disclosed below, no executive officer of Storm received in excess of $100,000 per annum by way of salary and bonuses during any of the three fiscal year periods ended December 31, 1999, 2000 and 2001.

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options/ SARs Granted (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | All Other Compensation ($) |
| Matthew J. Brister | 2001 | 120,000 | 21,000 | - | - | - | - | - |
| President and Chief | 2000 | 111,000 | 20,000 | - | - | - | - | - |
| Executive Officer | 1999 | 90,000 | 22,000 | - | - | - | - | - |
| P. Grant Wierzba | 2001 | 120,000 | 12,000 | - | - | - | - | - |
| Vice President, | 2000 | 111,000 | 20,000 | - | - | - | - | - |
| Operations and Chief Operating Officer | 1999 | 90,000 | 22,000 | - | - | - | - | - |
| Harry Ediger | 2001 | 112,000 | 15,000 | - | - | - | - | - |
| Vice President, Land | 2000 | 105,000 | 15,000 | - | 25,000 | - | - | - |
| | 1999(2) | 54,577 | 15,000 | - | 150,000 | - | - | - |
| Brian Lavergne | 2001 | 135,000 | 21,000 | - | 25,000 | - | - | - |
| Vice President, | 2000 | 120,000 | 20,000 | - | 180,000 | - | - | - |
| Production | 1999 | 90,000 | 50,000 | - | 50,000 | - | - | - |
| Thomas N. Lindskog | 2001 | 117,000 | 21,000 | - | - | - | - | - |
| Vice President, | 2000 | 108,000 | 21,000 | - | 25,000 | - | - | - |
| Exploration | 1999 | 90,000 | 20,000 | - | 75,000 | - | - | - |

Notes:

(1) The commencement date for the payment of this salary was May 25, 1999.

(2) Perquisites and other personal benefits do not exceed 10% of the total of the annual salary and bonus for any of the named executive officers.

### Composition of the Compensation Committee

The Compensation Committee of the Board (the "**Committee**") exercises general responsibility regarding overall employee and executive officer compensation. It determines the total compensation of the Chief Executive Officer, subject to Board approval. The Committee meets with the Chief Executive Officer to review all other salaries and compensation items, but direct approval of these salaries and compensation items is approved by the Board annually in the overall general and administrative expense budget.

During 2001, the Committee was composed of three members: Matthew J. Brister, J. Keith Farries and John A Brussa. Messrs. Farries and Brussa are independent directors and are ineligible to participate in any of Storm's executive office compensation programs, other than Storm's stock option plan. Mr. Brister is the President and Chief Executive Officer of Storm.

### Report To The Shareholders On Executive Compensation

The purposes of Storm's executive compensation policy is to attract and retain individuals of high calibre to serve as officers of Storm, to motivate their performance in order to achieve Storm's strategic objectives and to align the interests of executive officers with the long-term interests of the Shareholders. These objectives are to ensure that Storm continues to grow on an absolute basis as well as to grow cash flow and earnings per share. Storm's primary compensation policy is to pay for performance and, accordingly, the performance of Storm and of the Chief Executive Officer as an individual are both examined by the Committee. Some of the factors looked at in detail by the Committee in assessing the performance of the Chief Executive Officer are as follows: (a) operating costs and the change in operating costs per barrel of oil equivalent ("BOE"); (b) finding and on stream costs (both current year and longer averages); (c) overall oil and gas reserve changes, looking at both proven and probable reserves; (d) earnings per share changes; (e) cash flow per share changes; and (f) Storm's performance relative to its stated goals and objectives and the performance of its industry peer group.

The Committee does not set specific performance objectives in assessing the performance of the Chief Executive Officer, rather the Committee uses its experience and judgment in determining an overall compensation package for the Chief Executive Officer.

Executive officer compensation consists of essentially three components: (a) base salary; (b) bonuses; and (c) stock options. Each of these executive officer compensation arrangements is briefly described as follows.

*Base Salaries*

Storm intends to pay base salaries that are competitive with those of comparable companies in the oil and gas industry. The Committee plans to compare the base salary of the Chief Executive Officer of Storm with that of chief executive officers at peer surveyed companies in the oil and gas industry and expects to set the Chief Executive Officer's pay level at the industry average for such position while attempting to adjust for Storm's size, at the start of the year. Factors looked at in assessing peer companies will include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees and daily production levels on a BOE basis.

*Bonuses*

The Committee's philosophy with respect to executive officer bonuses is to bring overall executive officer cash compensation (i.e., salary and bonus) to a level at or above that of the average total cash compensation of peer surveyed companies during the year in question. The Committee reviews the factors mentioned above relative to peer companies in order to determine whether a bonus is in fact warranted. The amount of the bonus paid will not be set in relation to any formula or specific criteria but is the result of a subjective determination of Storm's performance and is approved by the Board based upon the recommendations of the Committee. The Committee is of the view that establishing strict predetermined quantitative performance criteria prior to the payment of bonuses to the Chief Executive Officer does not recognize progress made towards Storm's long-term goals.

***Long-Term Incentive Compensation***

*Stock Option Program*

Storm's primary long-term incentive compensation program is its stock option plan. Officers and senior managers and other employees (including consultants) comprising 39 of Storm's 48 employees participated in the stock option plan as of December 31, 2001. Awards are granted at varying levels consistent with the individual's level of responsibility within Storm. All awards, except those for the three management directors, are proposed by the Chief Executive Officer and approved by the Board. No stock options were awarded to the three management directors in 2001 and at present there are no stock options outstanding to the three management directors.

Stock options are granted for a five year term and vest 25% annually during the first four years. There is a further one year period from the date of full vesting for the options to be exercised. As of March 15, 2002, there are currently 2,110,500 Common Shares subject to unexercised stock option agreements under the stock option plan.

*Employee Stock Savings Plan ("ESSP")*

In June, 2000, the Board approved an ESSP which provides for employee contributions to be enhanced by corporate contributions. The purpose of the ESSP is to provide all full-time employees with an opportunity to participate in the ownership and growth of Storm through a salary based and corporate-assisted purchase of Common Shares in the market. Employee contributions are based on a percentage of annual base salary up to a maximum of 8%. Storm matches employee contributions on a 1.5 to 1 basis. As at December 31, 2001, 37 of the 39 employees eligible to participate in the ESSP were contributing to the ESSP. Contributions vest over a one year period. The ESSP purchased an aggregate of 59,891 Common Shares in 2001.

Presented by the Compensation Committee:

John A. Brussa
J. Keith Farries
Matthew J. Brister

**Stock Options**

*Option Grants During the Year Ended December 31, 2001*

The following table sets forth individual grants of stock options made to the named executive officers during the fiscal period ended December 31, 2001. Storm has no plan for any of its employees involving stock appreciation rights.

| Name | Securities Under Options Granted (#) | % of Total Options Granted in Financial Year | Exercise or Base Price ($/Share) | Market Value of Securities Underlying Options on the Date of Grant ($/Share) | Expiration Date |
|---|---|---|---|---|---|
| Brian Lavergne | 25,000 | 5% | 9.22 | 9.40 | December 21, 2006 |

*Option Exercises and Year-End Option Values*

The following table provides information concerning (i) options exercised by any named executive officer during the financial year ended December 31, 2001; and (ii) the number and the value at December 31, 2001 of unexercised options held by the named executive officers. In the table, "exercisable" options are those for which the vesting period or conditions, if any, have been met, and "in the money" options are those where the exercise price was less than the market price of the Common Shares of Storm at the close of business on December 31, 2001.

| | Options Exercised | | Unexercised Options | | Value of Unexercised In-the-money Options(1) | |
|---|---|---|---|---|---|---|
| Name | Securities Acquired | Aggregate Value ($) | Exercisable | Not Exercisable | ($) Exercisable | ($) Not Exercisable |
| Harry Ediger | - | - | 81,250 | 93,750 | 581,125 | 633,375 |
| Brian Lavergne | 175,000 | 1,106,750 | 45,000 | 235,000 | 261,100 | 1,310,050 |
| Thomas N. Lindskog | - | - | 43,750 | 56,250 | 305,875 | 358,125 |

Note:

(1) The closing price for Storm's Common Shares on the TSX on the last trading day in December, 2001 was $9.50.

**Retirement Plans**

Storm has no retirement plans, pension plans or other forms of retirement compensation for its employees.

**Employment Contracts and Termination of Employment**

Storm has a written employment contract with Mr. Donald G. McLean, Storm's Vice-President, Finance, Chief Financial Officer and Secretary which provides that if Mr. McLean's employment is terminated without just cause, he is entitled to a 12 month severance payment.

Except as disclosed above, Storm has no management or employment contracts with its officers or any contract with its officers that provides for compensation in the event of termination of employment or a change in employment responsibilities.

**Compensation of Directors**

Directors receive an annual retainer of $2,000 payable quarterly, subject to attendance at the quarterly board meetings. Directors are also entitled to be compensated for their out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors' meeting. Finally, the non-management directors are entitled to participate in Storm's stock option plan. Management directors are not paid (or reimbursed for expenses) for their attendance at meetings of the Board. During the year ended December 31, 2001, no options were granted to the current directors of Storm (not including options granted to former directors who were named executive officers). No compensation by way of annual retainer or meeting fees was paid to directors for acting in such capacity in the year ended December 31, 2001.

Mr. Brussa is a lawyer with the law firm of Burnet, Duckworth & Palmer LLP, which from time to time receives fees for the provision of legal services to Storm. Mr. Turnbull is a lawyer with the law firm of McCarthy Tétrault LLP, which from time to time receives fees for the provision of legal services to Storm.

**Directors' and Officers' Liability Insurance**

Storm has in place a corporate liability insurance policy for its directors and officers through ACE-INA. The coverage is for $10 million and provides coverage to October 31, 2002. The annual premium for the policy was $20,000.

**Performance Graph**

The following graph compares the yearly change in the cumulative total Shareholder return over the last five years of a $100 investment in Storm's Common Shares with the cumulative total return of the TSX 300 Composite Total Return Index and the TSX Oil & Gas Producers Total Return Index, assuming the reinvestment of dividends, where applicable, for the comparable period.


CUMULATIVE VALUE OF A $100 INVESTMENT
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
Storm
TSE Oil & Gas Producers
TSE 300

| Index | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 |
|---|---|---|---|---|---|---|
| Storm | 100 | 125 | 86 | 96 | 237 | 388 |
| TSX Oil & Gas Producers | 100 | 90 | 62 | 76 | 112 | 116 |
| TSX 300 | 100 | 115 | 113 | 149 | 160 | 140 |

## OPTIONS TO PURCHASE SECURITIES

Pursuant to Storm's stock option plan (the "Plan"), options to purchase Common Shares are granted by the Board to directors, officers, employees and consultants of Storm at an exercise price fixed by the directors, subject to the limitations of any stock exchange on which the Common Shares are listed. Stock options must be exercised within a period of ten years from the date of the granting of the stock options and vest as determined by the Board. The Options are non-assignable and non-transferable.

The maximum number of stock options that may be reserved for any one optionee under the Plan must be no greater than 5% of the issued and outstanding Common Shares (on a non-diluted basis). Furthermore, the aggregate number of Common Shares reserved for issuance pursuant to stock options granted to "insiders" (as defined by the TSX Company Manual) may not exceed 10% of the outstanding Common Shares (on a non-diluted basis), the issuance of Common Shares to "insiders" pursuant to the Plan and other share compensation arrangements within a one year

period may not exceed 10% of the outstanding Common Shares (on a non-diluted basis) and the issuance of Common Shares to any one "insider" and such insider's associates pursuant to the Plan and other share compensation arrangements within a one year period may not exceed 5% of the outstanding Common Shares (on a non-diluted basis). The aforementioned limits of Common Shares reserved for issuance may be formulated on a diluted basis with the consent of the TSX.

As at July 16, 2002, options on 2,045,000 Common Shares (7.3% of the issued and outstanding Common Shares) have been granted to directors, officers and employees of Storm at an exercise prices of between $1.75 and $13.50. The options vest as to one-quarter on each of the first, second, third and fourth anniversaries of the date of the grant.

## PROMOTERS

Messrs. Matthew Brister, Stuart Clark and Grant Wierzba may be considered to be the promoters of Storm in that they took the initiative in substantially reorganizing Storm. Messrs. Brister, Clark and Wierzba hold, directly and indirectly, 6,105,292 Common Shares or approximately 21.9% of the outstanding Common Shares.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Storm, or any of their associates, to Storm, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Storm.

## PRINCIPAL SHAREHOLDERS

There are no shareholders who own, or are known by Storm to own, of record or beneficially, either directly or indirectly, more than 10% of the issued and outstanding voting shares of Storm.

## PRIOR SALES

In the twelve months prior to the date hereof, Storm has issued an aggregate of 279,500 Common Shares for gross aggregate proceeds of $779,023 on the exercise of outstanding stock options.

## PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

The Common Shares have been listed and posted for trading under the trading symbol "SME" on the TSX since April 19, 1999. The Common Shares were listed and posted for trading on the TSX Venture Exchange from October 1, 1997 to January, 2000, when they were voluntarily delisted from such exchange. The following table sets forth the reported high and low sale prices (which are not necessarily the closing prices) and the trading volumes (rounded to the nearest 100) for the Common Shares on the TSX and the TSX Venture Exchange, as the case may be, for the periods indicated as reported by sources Storm believes to be reliable. All trading data after the second quarter of 1999 reflects trading on the TSX only. Trading for all of 1998 and the first quarter of 1999 reflects trading on the Alberta Stock Exchange, now the TSX Venture Exchange. The trading prices and volumes for periods prior to March 23, 1999 have been adjusted to give effect to the five for one share consolidation that was effective March 23, 1999.

| Period | Price Range ($) High | Low | Trading Volume |
|---|---|---|---|
| **1998** | | | |
| First Quarter | 3.25 | 2.50 | 271,300 |
| Second Quarter | 3.25 | 1.30 | 152,800 |
| Third Quarter | 1.75 | 1.00 | 187,600 |
| Fourth Quarter | 2.85 | 1.00 | 1,422,500 |
| **1999** | | | |
| First Quarter | 2.40 | 1.40 | 1,526,900 |
| Second Quarter | 2.50 | 1.55 | 3,456,900 |
| Third Quarter | 3.00 | 1.95 | 4,983,700 |
| Fourth Quarter | 3.00 | 1.85 | 4,517,600 |
| **2000** | | | |
| First Quarter | 3.50 | 2.35 | 4,569,200 |
| Second Quarter | 6.20 | 3.15 | 3,345,500 |
| Third Quarter | 6.15 | 5.05 | 3,310,400 |
| Fourth Quarter | 5.95 | 5.00 | 1,362,700 |
| **2001** | | | |
| First Quarter | 9.00 | 5.70 | 5,548,300 |
| Second Quarter | 12.00 | 8.35 | 5,564,500 |
| Third Quarter | 9.85 | 7.55 | 1,529,300 |
| Fourth Quarter | 10.75 | 7.60 | 5,067,700 |
| **2002** | | | |
| First Quarter | 14.25 | 9.35 | 5,976,700 |
| April | 15.19 | 13.00 | 1,627,305 |
| May | 14.45 | 12.75 | 1,470,536 |
| June | 15.49 | 12.12 | 3,515,853 |
| July (1-12) | 14.40 | 13.91 | 364,037 |

On December 31, 2001, the closing price of the Common Shares on the TSX was $9.50. On July 15, 2002, the closing price of the Common Shares on the TSX was $13.93.

## NORMAL COURSE ISSUER BID

On December 15, 2000, Storm implemented a normal course issuer bid to purchase in the period to December 19, 2001 up to 5% of its issued and outstanding Common Shares. A total of 292,000 Common Shares for a total cash consideration of $1,661,365 were purchased under this arrangement. The normal course issuer bid was renewed for the period ending December 19, 2002.

## DIVIDENDS

Storm has not declared or paid any dividends on its Common Shares since its incorporation. Any decision to pay dividends on the Common Shares will be made by the Board on the basis of Storm's earnings, financial requirements and other conditions existing at such future time.

In the fiscal year ended March 31, 1996, SEC, a predecessor company of Storm, paid dividends of $229,000 on its Class D Shares ($500 per share) to officers and employees in lieu of salaries.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed above, none of the directors, officers or principal shareholders of Storm and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Storm or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of Storm will be subject in connection with the operations of Storm. In particular, certain of the directors and officers of Storm are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition

with those of Storm or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Storm. See "*Directors and Officers of Storm*". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

## MATERIAL CONTRACTS

The only presently material contract entered into by Storm in the last twenty-four months other than contracts in the ordinary course of business is the Arrangement Agreement.

Copies of the Arrangement Agreement may be inspected at the head office of Storm at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, at the offices of McCarthy Tétrault LLP, in Calgary at Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta T2P 4K9 and in Toronto at 4700, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1E6 or at the offices of the Alberta Securities Commission, during normal business hours from the date of this Information Circular until 30 days following the completion of the Plan of Arrangement.

## RISK FACTORS

An investment in Storm should be considered speculative due to the nature of Storm's involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas and due to its current stage of development.

**Exploration, Development and Production Risks**

An investment in the Common Shares should be considered highly speculative due to the nature of Storm's involvement in the exploration, development and production of oil and natural gas and its present stage of development.

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Storm will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Storm depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Storm will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Storm may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of the these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

**Insurance**

Storm's involvement in the exploration for and development of oil and gas properties may result in Storm becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Storm has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Storm may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Storm. The occurrence of a significant event that Storm is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Storm's financial position, results of operations or prospects.

**Prices, Markets and Marketing of Crude Oil and Natural Gas**

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Storm. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Storm's oil and gas reserves. Storm might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Storm's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Storm are in part determined by the borrowing base of Storm. A sustained material decline in prices from historical average prices could limit Storm's borrowing base, therefore reducing the bank credit available to Storm, and could require that a portion of any existing bank debt of Storm be repaid.

In addition to establishing markets for its oil and natural gas, Storm must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Storm will be affected by numerous factors beyond its control. Storm will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Storm. The ability of Storm to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Storm will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Storm has limited direct experience in the marketing of oil and natural gas.

**Substantial Capital Requirements; Liquidity**

Storm anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Storm's revenues or reserves decline, Storm may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Storm. Moreover, future activities may require Storm to alter its capitalization significantly. The inability of Storm to access sufficient capital for its operations could have a material adverse effect on Storm's financial condition, results of operations or prospects.

**Competition**

Storm actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than Storm. Storm's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Storm's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Storm.

Certain of Storm's customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect Storm's ability to sell or supply oil or gas to these customers in the future. Storm's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

**Environmental Risks**

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Storm to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Storm's financial condition, results of operations or prospects.

**Reserve Replacement**

Storm's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Storm successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Storm may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Storm's reserves will depend not only on Storm's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Storm's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

**Reliance on Operators and Key Employees**

To the extent Storm is not the operator of its oil and gas properties, Storm will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Storm will be largely dependent upon the performance of its management and key employees. Storm does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Storm.

**Corporate Matters**

To date, Storm has not paid any dividends on its outstanding Common Shares and does not anticipate the payment of any dividends on its Common Shares for the foreseeable future. Certain of the directors and officers of Storm are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Storm and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the ABCA.

**Permits and Licenses**

The operations of Storm may require licenses and permits from various governmental authorities. There can be no assurance that the issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

**Additional Funding Requirements**

Storm's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Storm may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Storm to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Storm's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Storm's ability to expend the necessary capital to replace its reserves or to maintain its production. If Storm's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Storm.

**Issuance of Debt**

From time to time Storm may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Storm's debt levels above industry standards. Neither Storm's articles nor its by-laws limit the amount of indebtedness that Storm may incur. The level of Storm's indebtedness from time to time could impair Storm's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

## INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. All current legislation is a matter of public record and Storm is unable to predict what additional legislation or amendments may be enacted.

**Canadian Government Regulation**

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of Storm in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Storm is unable to predict what additional legislation or amendments may be enacted.

**Pricing and Marketing - Oil**

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding 1 year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the NEB. Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

**Pricing and Marketing - Natural Gas**

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 $m^3$/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

### The North American Free Trade Agreement

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

### Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 $m^3$ exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and gas production against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate varies between 75%, at prices for oil below $100 per $m^3$, and 25%, at prices above $210 per $m^3$. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program.

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and at prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by Storm to the provincial governments. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives have the effect of increasing the net income of Storm.

**Land Tenure**

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

**Canadian Environmental Regulation**

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties.

In Alberta, environmental compliance has been governed by the AEPEA since September 1, 1993. In addition to replacing a variety of older statutes which related to environmental matters, AEPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

## EXPERTS

Certain legal matters in connection with the Plan of Arrangement will be passed upon on behalf of Storm by McCarthy Tétrault LLP. Except as disclosed herein, as of the date hereof, partners and associates of McCarthy Tétrault LLP hold less than 1% of the outstanding Common Shares of Storm.

## LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Storm to which Storm is subject, nor are there any such proceedings known to be contemplated.

## AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Storm are Deloitte & Touche LLP, 3000, 700 - 2nd Street S.W., Calgary, Alberta, T2P 0S7.

Valiant Trust Company, at its principal offices in Calgary, is the registrar and transfer agent for the Common Shares.

# SCHEDULE A

# FINANCIAL STATEMENTS

**AUDITORS' REPORT**

To the Directors of
Storm Energy Inc.:

We have audited the consolidated balance sheets of Storm Energy Inc. as at December 31, 2001 and 2000 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 15, 2002
(except for Note 11 which is
dated June 14, 2002)

(signed) Deloitte & Touche LLP
Chartered Accountants

STORM ENERGY INC.

CONSOLIDATED BALANCE SHEETS

| As at | (unaudited) March 31, 2002 | December 31, 2001 | December 31, 2000 |
|---|---|---|---|
| **ASSETS** | | | |
| **Current** | | | |
| Accounts receivable | **27,964,809** | 11,547,637 | 21,845,874 |
| Prepaid expenses | **1,437,055** | 1,327,909 | 1,831,522 |
| | **29,401,864** | 12,875,546 | 23,677,396 |
| **Capital assets** *[notes 2 & 3]* | **215,497,892** | 195,006,440 | 150,277,213 |
| | **244,899,756** | 207,881,986 | 173,954,609 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| **Current** | | | |
| Accounts payable and accrued liabilities | **38,439,189** | 23,856,894 | 30,380,452 |
| Revolving bank credit facility *[note 4]* | **65,929,350** | - | - |
| | **104,368,539** | 23,856,894 | 30,380,452 |
| **Long term debt** *[note 4]* | **-** | 55,008,909 | 71,762,735 |
| **Provision for site restoration and abandonment** | **2,619,352** | 2,192,486 | 744,933 |
| **Future income tax** *[note 6]* | **39,856,264** | 35,768,729 | 12,677,527 |
| Shareholders' equity | | | |
| Share capital *[note 5]* | **39,586,381** | 39,378,878 | 38,653,624 |
| Retained earnings | **58,469,220** | 51,676,090 | 19,735,338 |
| | **98,055,601** | 91,054,968 | 58,388,962 |
| | **244,899,756** | 207,881,986 | 173,954,609 |

*See accompanying notes*

On behalf of the Board:

*"Gregory G. Turnbull"*
Director

*"Mathew J. Bristerl"*
Director

STORM ENERGY INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

| | (unaudited) (3 months) March 31, 2002 | (unaudited) (3 months) March 31, 2001 | Year ended December 31, 2001 | Year ended December 31, 2000 | Year ended December 31, 1999 |
|---|---|---|---|---|---|
| **Revenue** | | | | | |
| Production income | **28,423,971** | 39,434,163 | 134,028,009 | 88,528,815 | 24,642,797 |
| Royalties | **(6,227,056)** | (11,581,811) | (36,477,467) | (26,282,050) | (5,434,269) |
| Alberta royalty tax credit | **123,288** | 154,906 | 572,626 | 296,173 | 827,348 |
| Other income | **539,147** | 225,473 | 1,332,345 | 1,140,854 | 248,775 |
| | **22,859,350** | 28,232,731 | 99,455,513 | 63,683,792 | 20,284,651 |
| **Expenses** | | | | | |
| Production | **3,463,828** | 3,616,740 | 14,412,026 | 9,111,334 | 3,805,624 |
| General and administrative | **375,170** | 285,988 | 2,710,762 | 1,875,585 | 1,577,767 |
| Interest on revolving credit facility | **612,642** | 1,263,383 | 4,212,735 | 3,287,990 | 1,020,462 |
| Depletion and depreciation *[note 2]* | **6,509,852** | 4,966,435 | 21,022,066 | 12,961,244 | 6,175,024 |
| Provision for site restoration and abandonment | **426,866** | 309,743 | 1,451,555 | 662,801 | 43,192 |
| | **11,388,358** | 10,442,289 | 43,809,144 | 27,898,954 | 12,622,069 |
| **Income before income and other taxes** | **11,470,992** | 17,790,442 | 55,646,369 | 35,784,838 | 7,662,582 |
| **Income and other taxes** *[note 6]* | | | | | |
| Future income tax | **4,087,535** | 8,455,637 | 23,091,202 | 17,036,077 | 3,082,025 |
| Current and large corporations tax | **590,327** | 79,179 | 413,411 | 410,061 | 67,800 |
| | **4,677,862** | 8,534,816 | 23,504,613 | 17,446,138 | 3,149,825 |
| **Net income for the period** | **6,793,130** | 9,255,626 | 32,141,756 | 18,338,700 | 4,512,757 |
| **Retained earnings, beginning of period, before restatement** | **51,676,090** | 19,735,338 | 19,735,338 | (3,235,899) | (9,261,841) |
| **Adjustment for change in accounting policy** *[note 6]* | **-** | - | - | 5,681,176 | 7,194,361 |
| **Purchase cost in excess of stated value of shares redeemed** *[note 5]* | **-** | (201,004) | (201,004) | (1,048,639) | - |
| **Retained earnings, end of period** | **58,469,220** | 28,789,960 | 51,676,090 | 19,735,338 | 2,445,277 |
| **Net income per share** *[note7]* | | | | | |
| Basic | **0.24** | 0.34 | 1.16 | 0.78 | 0.21 |
| Diluted | **0.24** | 0.32 | 1.13 | 0.77 | 0.16 |

*See accompanying notes*

STORM ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | (unaudited) (3 months) March 31, 2002 | (unaudited) (3 months) March 31, 2001 | Year ended December 31, 2001 | Year ended December 31, 2000 | Year ended December 31, 1999 |
|---|---|---|---|---|---|
| **Operating activities** | | | | | |
| Net income for the period | **6,793,130** | 9,255,626 | 32,141,756 | 18,338,700 | 4,512,757 |
| Add non-cash items: | | | | | |
| Depletion and depreciation | **6,509,852** | 4,966,435 | 21,022,066 | 12,961,244 | 6,175,024 |
| Provision for site restoration and abandonment | **426,866** | 309,743 | 1,451,555 | 662,801 | 43,192 |
| Future income tax | **4,087,535** | 8,455,637 | 23,091,202 | 17,036,077 | 3,082,025 |
| Cash flow from operations | **17,817,383** | 22,987,441 | 77,706,579 | 48,998,822 | 13,812,998 |
| Site restoration paid | **-** | - | (3,996) | (8,201) | (78,741) |
| Net change in non-cash working capital items *[note 8]* | **(1,859,319)** | 8,285,968 | 1,775,205 | 394,971 | (196,448) |
| | **15,958,064** | 31,273,409 | 79,477,788 | 49,385,592 | 13,537,809 |
| **Financing activities** | | | | | |
| Proceeds from exercise of stock options | **207,503** | 273,789 | 790,678 | 131,928 | 169,608 |
| Proceeds from exercise of warrants | **-** | - | - | 7,159,000 | - |
| Common shares repurchased *[note 5]* | **-** | (266,428) | (266,428) | (1,394,937) | - |
| Share conversion costs | **-** | - | - | - | (34,646) |
| Increase (decrease) to long term debt/revolving credit facility | **10,920,441** | (7,335,328) | (16,753,826) | 39,448,808 | 22,713,927 |
| | **11,127,944** | (7,327,967) | (16,229,576) | 45,344,799 | 22,848,889 |
| **Investing activities** | | | | | |
| Capital asset additions | **(27,001,315)** | (27,206,434) | (67,159,963) | (105,814,157) | (39,378,356) |
| Capital asset dispositions | **-** | - | 1,408,664 | 4,462,140 | 2,659,086 |
| Net change in non-cash working capital items *[note 8]* | **(84,693)** | 3,260,992 | 2,503,087 | 6,621,626 | 308,238 |
| | **(27,086,008)** | (23,945,442) | (63,248,212) | (94,730,391) | (36,411,032) |
| **Increase (decrease) in cash during the period** | **-** | - | - | - | (24,334) |
| Cash, beginning of period | **-** | - | - | - | 24,334 |
| **Cash, end of period** | **-** | - | - | - | - |
| **Cash flow from operations per share** ***[note 7]*** | | | | | |
| Basic | **0.64** | 0.84 | 2.81 | 2.08 | 0.64 |
| Diluted | **0.62** | 0.81 | 2.72 | 2.05 | 0.51 |

*See accompanying notes*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Storm Energy Inc. ("the Company") and its subsidiary and have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the statements and the accompanying notes. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

**Share Consolidation**

On March 23, 1999, each five common shares were exchanged for one common share of the Company. All historical information relating to net income per share, cash flow from operations per share, the number of shares and share price have been restated to reflect this share consolidation.

**Capital Assets**

*a. Petroleum and Natural Gas Properties and Equipment*

The Company follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs associated with the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in a Canadian cost centre. Such costs include lease acquisition, drilling, geological and geophysical equipment costs and overhead expenses related to exploration and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proved reserves are attributable to the properties.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of production equipment is provided using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. Production and reserves of natural gas are converted to equivalent barrels of crude oil based on the relative energy content of each product. Processing facilities are depreciated on a straight-line basis over the estimated useful life of the facility.

The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties, plus provision for future development costs of proved undeveloped reserves.

The net carrying value of the Company's petroleum and natural gas properties is limited to an ultimate recoverable amount ("ceiling test"). This amount is the aggregate of estimated future net revenues from proved reserves and the costs of unproved properties, net of impairment allowances, less future estimated production costs, general and administrative costs, financing costs, future removal and site restoration costs and income taxes. Future net revenues are estimated using prices and costs without escalation or discounting, and the income tax and Alberta Royalty Tax Credit legislation in effect at the end of the period.

*b. Office Furniture and Equipment*

Office furniture and equipment are recorded at cost and are depreciated on the declining balance basis using rates varying from 7% to 100%.

*c.* *Leasehold Improvements*

Leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the lease term, including one renewal period.

*d.* *Provision for Site Restoration and Abandonment*

Provisions for future site restoration and abandonment are made over the life of the Company's oil and gas properties using a unit-of-production basis. The estimate includes the cost of equipment removal and environmental clean up in accordance with current cost, anticipated methods, existing legislation and industry practice. Actual expenditures are charged against the provision as incurred.

**Joint Operations**

Certain of the Company's exploration and production activities are conducted jointly with others through unincorporated joint ventures. The accounts of the Company reflect its proportionate interest in such activities.

**Income Taxes**

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities. Future income tax liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

**Measurement Uncertainty**

The amounts recorded for depletion and depreciation of capital assets, the provision for site restoration and abandonment costs and amounts used for ceiling test calculations are based on estimates of reserves and future costs. The Company's reserve estimates are reviewed annually by an independent engineering firm. These estimates of reserves and related future cash flows, are subject to measurement uncertainty and the impact on the financial statements of changes in such estimates in future periods could be material.

**Financial Instruments**

The Company periodically utilizes financial instruments and commodity contracts to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. These contracts are used as hedges against product price changes and are not used for speculative purposes. Payments and receipts on these contracts are recognized in sales revenues at the time of sale of the related production.

Short term financial instruments, being accounts receivable and accounts payable, approximate their carrying values. The fair value of long term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

**Stock Based Compensation**

The Company has a stock based compensation plan as described in Note 5. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees or directors with respect to the exercise of stock options is credited to share capital. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to disclosure for stock-based compensation. The effect of this application has been disclosed in Note 5 to the consolidated financial statements.

**Per Share Amounts**

Net income and cash flow from operations per share are calculated using the weighted average number of shares outstanding during the period. Diluted net income and cash flow from operations per share are calculated using the treasury stock method to determine the dilutive effect of stock options. The treasury stock method assumes that the proceeds received from the exercise of "in the money" stock options are used to repurchase common shares at the average market rate during the period.

## 2. CAPITAL ASSETS

| | March 31, 2002 | | December 31, 2001 | | December 31, 2000 | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depletion and Depreciation | Cost | Accumulated Depletion and Depreciation | Cost | Accumulated Depletion and Depreciation |
| Petroleum and natural gas properties and equipment | 283,766,260 | 68,648,488 | 256,800,518 | 62,170,779 | 191,215,100 | 41,281,386 |
| Office furniture and equipment | 783,175 | 444,530 | 747,606 | 417,717 | 613,877 | 298,273 |
| Leasehold improvements | 120,672 | 79,197 | 120,672 | 73,860 | 88,522 | 60,627 |
| | 284,670,107 | 69,172,215 | 257,668,796 | 62,662,356 | 191,917,499 | 41,640,286 |
| Net book value | 215,497,892 | | 195,006,440 | | 150,277,213 | |

Undeveloped property costs for the three months ended March 31, 2002 of $5,576,612 (three months ended March 31, 2001 - $3,966,688, year ended December 31, 2001 - $6,607,000, 2000 - $3,967,000, 1999 - $1,422,880) were excluded from the depletion base.

A ceiling test calculation as at December 31, 2001 indicated that the ultimate recoverable amount from proved reserved exceeded the net carrying value of the Company's petroleum and natural gas properties. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value. The prices used in the ceiling test were based on year end prices at December 31, 2001 being $28.61 per barrel of crude oil, $3.70 per mcf for gas and $17.48 per barrel for natural gas liquids.

As at March 31, 2002, the Company's share of the estimated future site restoration and abandonment costs to be accrued over the life of the remaining proved reserves was $13,139,265 (December 31, 2001 - $10,147,000, 2000 - $8,150,265).

## 3. BUSINESS ACQUISITIONS

Included in capital asset additions are the following major acquisitions:

### a. *Acquisition of Interest in Red Earth Properties*

Effective May 1, 2000, the Company acquired certain petroleum and natural gas properties in the Red Earth area of north central Alberta for a purchase price of $21.0 million. The acquisition of these properties was funded utilizing the Company's credit facility.

### b. *Acquisition of Tommy Lakes Property*

Effective November 1, 2000, the Company acquired certain petroleum and natural gas properties in the Tommy Lakes area of north east British Columbia for a purchase price of $30.0 million. The acquisition of these properties was funded utilizing the Company's credit facility.

### c. *Acquisition of Pouce Coupe Property*

Effective March 1, 1999, the Company acquired certain petroleum and natural gas properties in the Pouce Coupe area Alberta for a purchase price of $2.5 million. The acquisition of these properties was funded utilizing the Company's credit facility.

*d.* *Acquisition of Evi, Sylvan Lake, Boyer and Petitot Properties*

Effective October 1, 1999, the Company acquired certain petroleum and natural gas properties in the Evi, Sylvan Lake and Boyer areas of Alberta and Petitot area of British Columbia for a purchase price of $20.5 million. The acquisition of these properties was funded utilizing the Company's credit facility.

## 4. LONG TERM DEBT

The Company has a revolving term credit facility with a major Canadian financial institution, which, effective January 1, 2002, and in accordance with recent standards set by the Canadian Institute of Chartered Accountants, has been classified as a current liability, without restatement of prior periods. At March 31, 2002, the Company has $90 million (December 31, 2001 - $90 million and 2000 - $80 million) available under this facility. Under the facility, loan advances bear interest, payable monthly, at the bank's prime rate. A floating charge demand debenture in the amount of $150,000,000 covering all of the assets of the Company and a general security agreement have been pledged as collateral. The average interest rate on the amount drawn during the three month period ending March 31, 2002 was 4.2% (three months ending March 31, 2001 - 8.2%, year ending December 31, 2001 - 6.2%, 2000 - 7.4% and 1999 - 6.4%).

## 5. SHARE CAPITAL

*a.* *Authorized*

An unlimited number of voting common shares
An unlimited number of preferred shares

*b.* *Issued*

| | Number of Shares | Consideration $ |
|---|---|---|
| **Common Shares** | | |
| Balance as at December 31, 1998 | 19,063,690 | 25,882,340 |
| Issued upon exercise of stock options | 262,562 | 169,609 |
| Issued upon conversion of special warrants | 2,400,000 | 4,817,151 |
| Share issuance costs, net of taxes | - | (19,188) |
| Issued upon rounding of fractional entitlements | 12 | - |
| Balance as at December 31, 1999 | 21,726,264 | 30,849,912 |
| Issued upon exercise of stock options | 262,470 | 131,928 |
| Issued upon exercise of warrants | 5,727,200 | 8,018,080 |
| Purchased by normal course issuer bid | (245,600) | (346,296) |
| Balance as at December 31, 2000 | 27,470,334 | 38,653,624 |
| Issued upon exercise of stock options | 358,074 | 790,678 |
| Purchased by normal course issuer bid | (46,400) | (65,424) |
| Balance as at December 31, 2001 | 27,782,008 | 39,378,878 |
| Issued upon exercise of stock options | 62500 | 207,503 |
| **Balance as at March 31, 2002** | **27,844,508** | **39,586,381** |

*c.* *Stock Based Compensation Plan*

The Company has a stock option plan under which it may grant, at the Company's discretion, stock options to its directors, officers and employees for the purchase of common shares. Under the plan, 2,794,125 (2000 -2,767,225) shares are reserved for issuance. The exercise price of each option equals the weighted average price of the five days prior to the date of grant and an option's maximum term is five years. The options vest in equal annual amounts over four years commencing the first anniversary of the date of grant.

A summary of the status of the Company's stock option plan as of March 31, 2002, and December 31, 2001 and 2000, and changes during the periods ending on those dates is presented below:

| | March 31, 2002 | | December 31, 2001 | | December 31, 2000 | |
|---|---|---|---|---|---|---|
| | Shares (000's) | Weighted-Average Exercise Price ($) | Shares (000's) | Weighted-Average Exercise Price ($) | Shares (000's) | Weighted-Average Exercise Price ($) |
| Outstanding at beginning of period | **1,880** | **4.52** | 1,807 | 3.01 | 1,310 | 1.76 |
| Granted | **350** | **10.45** | 995 | 8.91 | 759 | 4.29 |
| Exercised | **(63)** | **3.32** | (358) | 2.21 | (262) | 0.50 |
| Cancelled | **(50)** | **3.58** | (564) | 8.60 | - | - |
| Outstanding at end | **2,117** | **5.55** | 1,880 | 4.52 | 1,807 | 3.01 |

The following table summarizes information about stock options outstanding at March 31, 2002:

| Range of exercise prices ($) | Number Outstanding at 03/31/02 | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price ($) | Number Exercisable at 03/31/02 | Weighted-Average Exercise Price ($) | Weighted-Average Remaining Contractual Life |
|---|---|---|---|---|---|---|
| 1.55 - 2.04 | 235,500 | 2.37 years | 1.96 | 106,250 | 1.93 | 2.32 years |
| 2.10 - 2.77 | 587,750 | 2.20 years | 2.28 | 274,250 | 2.25 | 2.15 years |
| 3.08 - 5.82 | 469,000 | 3.54 years | 4.98 | 115,250 | 4.82 | 3.49 years |
| 6.05 - 11.73 | 825,000 | 4.734 years | 9.39 | 1,250 | 6.05 | 3.79 years |
| **1.55 -11.73** | **2,117,250** | **3.50 years** | **5.55** | **497,000** | **2.79** | **2.51 years** |

*The following table summarizes information about stock options outstanding at December 31, 2001:*

| Range of exercise prices ($) | Number Outstanding at 12/31/01 | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price ($) | Number Exercisable at 12/31/01 | Weighted-Average Exercise Price ($) | Weighted-Average Remaining Contractual Life |
|---|---|---|---|---|---|---|
| 1.55 - 2.04 | 255,000 | 2.61 years | 1.96 | 97,500 | 1.98 | 2.62 years |
| 2.10 - 2.77 | 598,750 | 2.44 years | 2.27 | 242,000 | 2.17 | 2.27 years |
| 3.08 - 5.82 | 551,000 | 3.73 years | 4.83 | 120,500 | 4.98 | 3.78 years |
| 6.05 - 9.49 | 475,000 | 4.84 years | 8.61 | - | - | - |
| **1.55 - 9.49** | **1,879,750** | **3.45 years** | **4.52** | **460,000** | **2.87** | **2.74 years** |

The Company accounts for its stock-based compensation plan using the intrinsic-value method whereby no costs have been recognized in the financial statements for stock options granted to employees and directors. Effective January 1, 2002, under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company's net earnings per share would approximate the following pro forma amounts (the pro forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002):

| *($000's, except per share)* | **March 31, 2002** |
|---|---|
| Compensation costs | **123** |
| Net earnings: | |
| As reported | **6,793** |
| Pro forma | **6,722** |
| Net earnings per common share | |
| Basic | |
| As reported | **0.24** |
| Pro forma | **0.24** |
| Diluted | |
| As reported | **0.24** |
| Pro forma | **0.23** |

The fair value of each option granted on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

| | **March 31, 2002** |
|---|---|
| Risk free interest rate (%) | **4.88** |
| Expected lives (years) | **5.00** |
| Expected volatility (%) | **56.77** |
| Dividend per share | **0.00** |

*d.* *Normal Course Issuer Bid*

Effective December 12, 2001, the Company renewed its normal course issuer bid process for a period of one year beginning December 20, 2001. The normal course issuer bid enables the Company to purchase up to 5% of its issued and outstanding common shares, or a total of 1,386,000 (2000 - 1,350,000) common shares. During 2001, the Company purchased a total of 46,400 (2000 - 245,600) common shares for a total cash consideration of $266,428 (2000 - $1,394,937). As the consideration paid was in excess of the stated value of the shares, the amount of the excess totalling $201,004 (2000 - $1,048,639) was charged to retained earnings. As at March 31, 2002, no common shares had been purchased under the renewed normal course issuer bid.

## 6. FUTURE INCOME TAXES

Effective January 1, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax basis of assets and liabilities. Previously, the deferral method was used, based on the differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively with restatement of prior period financial statements.

The cumulative effect of the adoption of the new policy was to increase future income tax asset and retained earnings by $5,681,176 at December 31, 2000, and $7,194,361 at December 31, 1999.

Had the previous deferred income tax method been followed, net income for the year ended December 31, 2000, would have been increased by $1,132,429 (December 31, 1999 - $1,513,185).

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to income for the period before income taxes. The differences are as follows:

| | March 31, 2002 | March 31, 2001 | December 31, 2001 | December 31, 2000 | December 31, 1999 |
|---|---|---|---|---|---|
| Statutory combined federal and provincial income tax rate | **42.62%** | 44.62% | 42.62% | 44.62% | 44.62% |
| Expected income taxes | **4,888,937** | 7,938,095 | 23,716,482 | 15,967,195 | 3,419,044 |
| Add (deduct) the income tax effect of: | | | | | |
| Non-deductible crown charges | **575,766** | 4,470,166 | 12,605,642 | 9,794,633 | 1,911,055 |
| Resource allowance | **(736,070)** | (2,648,469) | (11,757,854) | (8,608,575) | (1,883,230) |
| Alberta royalty tax credit | **(52,545)** | (69,119) | (244,053) | (132,152) | (369,163) |
| Resource allowance rate reduction | **(703,027)** | (1,100,180) | (407,854) | - | - |
| Reduction in provincial tax rate | **-** | - | (615,102) | - | - |
| Other | **114,474** | (134,856) | (206,059) | 14,976 | 4,319 |
| | **4,087,535** | 8,455,637 | 23,091,202 | 17,036,077 | 3,082,025 |
| Current and large corporations tax | **590,327** | 79,179 | 413,411 | 410,061 | 67,800 |
| | **4,677,862** | 8,534,816 | 23,504,613 | 17,446,138 | 3,149,825 |

The components of the future tax liability are as follows:

| | March 31, 2002 | December 31, 2001 | December 31, 2000 |
|---|---|---|---|
| Property and equipment | **(40,819,899)** | (36,858,847) | (13,009,916) |
| Provision for site restoration and abandonment | **1,116,368** | 934,438 | 332,389 |
| Other | **152,733** | 155,680 | - |
| Net future income tax asset (liability) | **(39,856,264)** | (35,768,729) | (12,677,527) |

## 7. PER SHARE AMOUNTS

Effective January 1, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the computation, presentation and disclosure of net income and cash flow from operations per share. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

Prior year diluted net income per share and cash flow from operations per share have been restated for this change.

| | March 31, 2002 | March 31, 2001 | December 31, 2001 | December 31, 2000 | December 31, 1999 |
|---|---|---|---|---|---|
| **Basic** | | | | | |
| Net income per share | **0.24** | 0.34 | 1.16 | 0.78 | 0.21 |
| Cash flow from operations per share | **0.64** | 0.84 | 2.81 | 2.08 | 0.64 |
| Weighted average number of shares outstanding (000's) | **27,826** | 27,517 | 27,627 | 23,576 | 21,510 |
| **Diluted** | | | | | |
| Net income per share | **0.24** | 0.32 | 1.13 | 0.77 | 0.16 |
| Cash flow from operations per share | **0.62** | 0.81 | 2.72 | 2.05 | 0.51 |
| Weighted average number of shares outstanding (000's) | **28,901** | 28,541 | 28,559 | 23,869 | 27,554 |

If the imputed earnings method had been used, the reported amounts would have been:

| | March 31, 2002 | March 31, 2001 | December 31, 2001 | December 31, 2000 | December 31, 1999 |
|---|---|---|---|---|---|
| **Diluted** | | | | | |
| Net income per share | **0.24** | 0.32 | 1.10 | 0.68 | 0.17 |
| Cash flow from operations per share | **0.64** | 0.79 | 2.66 | 1.77 | 0.50 |
| Weighted average number of shares outstanding (000's) | **27,845** | 29,269 | 29,200 | 29,063 | 28,548 |

The number of shares used to calculate diluted net income and cash flow from operations per share for the three months ended March 31, 2001 included the weighted average number of shares outstanding of 27,826,225 (three months ended March 31, 2001 - 27,517,245, year ended December 31, 2001 - 27,627,205, 2000 - 23,575,535, 1999 - 21,510,292) plus 1,075,026 (three months ended March 31, 2001 - 1,023,282, year ended December 31, 2001 - 932,244, 2000 - 293,783, 1999 - 316,219) shares related to the dilutive effect of stock options.

The diluted net income and cash flow from operations per share discussed above for the year ended December 31, 2001, did not include 82,738 (2000 - 84,494, 1999 - 68,000) of stock options, both on a weighted average basis, because the respective exercise prices exceeded the average market price of the common shares and the effect would be anti-dilutive.

## 8. CASH FLOW INFORMATION

| | March 31, 2002 | March 31, 2001 | December 31, 2001 | December 31, 2000 | December 31, 1999 |
|---|---|---|---|---|---|
| Accounts receivable | **(16,417,172)** | 3,280,535 | 10,298,237 | (15,854,583) | (2,255,528) |
| Prepaid expenses | **(109,146)** | 448,467 | 503,613 | (1,093,100) | (666,264) |
| Accounts payable and accrued liabilities | **14,582,306** | 7,817,958 | (6,523,558) | 23,964,280 | 3,033,582 |
| Change in non-cash working capital | **(1,944,012)** | 11,546,960 | 4,278,292 | 7,016,597 | 111,790 |
| These changes relate to the following activities: | | | | | |
| Operating activities | **(1,859,319)** | 8,285,968 | 1,775,205 | 394,971 | (196,448) |
| Investing activities | **(84,693)** | 3,260,992 | 2,503,087 | 6,621,626 | 308,238 |
| | **(1,944,012)** | 11,546,960 | 4,278,292 | 7,016,597 | 111,790 |
| Interest paid | **612,642** | 1,263,383 | 4,212,735 | 3,287,990 | 1,020,462 |
| Income taxes paid | **-** | - | - | - | - |

## 9. FINANCIAL INSTRUMENTS

The Company is party to certain financial instruments, such as crude oil and natural gas contracts and foreign currency forward contracts. The Company enters into these contracts for hedging purposes only in order to protect its cash flow on future sales from the potential adverse impact of low oil and gas prices and fluctuations in the U.S.-Canadian dollar exchange rate. The contracts reduce the fluctuations in sales revenues by establishing fixed prices or a trading range on a portion of its oil and gas sales. The Company's production income for the three months ended March 31, 2002 was increased by $1,316,000 (three months ended March 31, 2001 - ($3,799,000), year ended December 31, 2001 - ($560,000), 2000 - ($5,852,000), 1999 - nil) from hedging activities.

Based on the exchange rate in effect at December 31, 2001, the Company would have recognized a loss of $955,500 (2000 - loss of $768,250) on the foreign exchange contract.

At March 31, 2002 and December 31, 2001, contracts outstanding in respect of hedging transactions were as follows:

| Exposure | Volume Hedged | Pricing | Term |
|---|---|---|---|
| Gas | 9,000 Gigajoules/d | Floor @ $2.75/GJ | Apr 1, 2002 - Oct 31, 2002 |
| | 12,755 Gigajoules/d | Cap @ $5.15/GJ | Nov 1, 2002 - Mar 31, 2003 |
| | 7,000 MMBtu/d | Floor @ $US 3.50/MMBtu | |
| | | Cap @ $US 5.10/MMBtu | Nov 1, 2001 - Oct 31, 2002 |
| Oil | 1,000 Bbls/d | $37.63/Bbl | Jan 1, 2002 - Dec 31, 2002 |
| Foreign Exchange | $US/$Cdn Exchange | $US 735,000/month @ $1.4724 | Nov 1, 2001 - Oct 31, 2002 |

## 10. COMMITMENTS

At December 31, 2002, the Company was committed to lease payments in respect of office premises as follows:

| | |
|---|---|
| 2002 | $1,044,000 |
| 2003 | $ 844,000 |
| 2004 | $ 387,000 |
| 2005 | $ 372,000 |

## 11. SUBSEQUENT EVENT - CORPORATE REORGANIZATION

On June 14, 2002, the Company announced that it will proceed with a corporate reorganization that will result in the Company dividing its operations into two publicly listed entities. The larger entity will become an income trust with a primary focus on the management of stable long life reserves, and capable of a high level of cash distribution to unitholders. The second entity will be focused on the exploration for, development and production of oil and gas reserves. The reorganization is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by the end of August 2002.

APPENDIX L

EXPLORECO STOCK OPTION PLAN

## EXPLORECO STOCK OPTION PLAN

**1. Purpose of the Plan**

The purpose of the Plan is to provide certain directors, officers, consultants and employees of the Corporation and its Subsidiaries with an opportunity to purchase Common Shares and to benefit from the appreciation thereof. This will provide an increased incentive for these directors, officers, consultants and employees to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation and its Subsidiaries to attract and retain individuals of exceptional skill.

**2. Defined Terms**

Where used herein, the following terms shall have the following meanings, respectively:

"**Board**" means the board of directors of the Corporation;

"**Common Shares**" means the Common Shares of the Corporation or, in the event of an adjustment contemplated by Article 6 hereof, such other shares to which a Participant may be entitled upon the exercise of an Option as a result of such adjustment;

"**Corporation**" means Storm Energy Ltd., and includes any successor corporation thereof;

"**Exchange**" means The Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

"**Market Price per Share**" at any date shall be the weighted average closing price of the Common Shares on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board) for the five trading days ending immediately prior to the date on which the Option is granted. In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Market Price per Share shall be determined by the Board in its sole discretion;

"**Option**" means an option to purchase Common Shares granted by the Board to certain directors, officers, consultants and employees of the Corporation and its Subsidiaries, subject to the provisions contained herein;

"**Option Price**" means the price per share at which Common Shares may be purchased under the Option, as the same may be adjusted in accordance with Articles 4 and 6 hereof;

"**Participants**" means certain directors, officers, consultants and employees of the Corporation or its Subsidiaries to whom Options are granted and which Options or a portion thereof remain unexercised;

"**Plan**" means the Stock Option Plan of the Corporation, as the same may be amended or varied from time to time; and

"**Subsidiaries**" means any corporation that is a subsidiary of the Corporation, as such term is defined under subsection 2(4) of the *Business Corporations Act* (Alberta), as such provision is from time to time amended, varied or re-enacted.

**3. Administration of the Plan**

3.1 The Plan shall be administered by the Board. The Corporation shall effect the grant of Options under the Plan, in accordance with determinations made by the Board pursuant to the provisions of the Plan as to:

(a) the directors, officers, consultants and employees of the Corporation and its Subsidiaries to whom Options will be granted; and

(b) the number of Common Shares which shall be the subject of each Option; by the execution and delivery of instruments in writing in the form approved by the Board.

3.2 The Board may, from time to time, adopt such rules and regulations for administering the Plan as it may deem proper and in the best interests of the Corporation. The Board may, subject to applicable law, pass a resolution delegating its powers hereunder to administer the Plan to a committee of the Board or the President of the Corporation, provided that if a delegation is made to the President of the Corporation, he shall not have the authority to grant Options to himself.

**4. Granting of Option**

4.1 The Board from time to time shall grant Options to certain directors, officers, consultants and employees of the Corporation or its Subsidiaries. The grant of Options will be subject to the conditions contained herein and may be subject to additional conditions determined by the Board from time to time.

4.2 The aggregate number of Common Shares reserved for issuance under the Plan must not exceed 3,000,000 Common Shares (on a non-diluted basis). The Common Shares in respect of which Options are not exercised shall be available for subsequent options. No fractional shares may be purchased or issued hereunder.

4.3 Any grant of Options under the Plan shall be subject to the following restrictions:

(a) the aggregate number of Common Shares reserved for issuance pursuant to Options granted to any one person may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

(b) the aggregate number of Common Shares reserved for issuance pursuant to Options granted to "insiders" (as defined in The Toronto Stock Exchange Company Manual) may not exceed 10% of the outstanding Common Shares (on a non-diluted basis);

(c) the issuance of Common Shares to "insiders" pursuant to the Plan and other share compensation arrangements within a one year period may not exceed 10% of the outstanding Common Shares (on a non-diluted basis);

(d) the issuance of Common Shares to any one "insider" and such insider's associates pursuant to the Plan and other share compensation arrangements within a one year period may not exceed 5% of the outstanding Common Shares (on a non-diluted basis); and

(e) the aggregate number of Common Shares reserved for issuance pursuant to Options granted to directors who are not executive officers or employees may not exceed 200,000 Common Shares.

The aforementioned limits of Common Shares reserved for issuance may be formulated on a diluted basis with the consent of the Exchange.

4.4 The Option Price shall be fixed by the Board but under no circumstances shall any Option Price at the time of the grant be lower than the Market Price per Share.

4.5 An Option must be exercised within a period of five years from the date of the granting of the Option. The vesting period or periods within this five year period during which an Option or a portion thereof may be exercised by a Participant shall be determined by the Board.

**5. Exercise of Option**

Subject to the provisions of the Plan and the terms of the granting of the Option, an Option or a portion thereof may be exercised from time to time by delivery to the Corporation's principal office in Calgary, Alberta of a notice in writing signed by the Participant or the Participant's legal personal representative and addressed to the Corporation. This notice shall state the intention of the Participant or the Participant's legal personal representative to exercise the said Option or a portion thereof, the number of Common Shares in respect of which the Option is then being exercised and must be accompanied by payment in full of the Option Price for the Common Shares which are the subject of the exercise.

## 6. Adjustments in Shares

6.1 Appropriate adjustments in the number of Common Shares subject to the Plan and, as regards Options granted or to be granted, in the number of Common Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the authorized or issued capital of the Corporation, which changes occur subsequent to the approval of the Plan by the Board.

6.2 Options granted to Participants hereunder are non-assignable unless the prior written consent of the Corporation and the Exchange has been obtained and, except in the case of the death of a Participant (which is provided for in section 8), are exercisable only by the Participant to whom the Options have been granted.

## 7. Decisions of the Board

All decisions and interpretations of the Board respecting the Plan or Options granted thereunder shall be conclusive and binding on the Corporation and the Participants and their respective legal personal representatives and on all directors, officers, consultants and employees eligible under the provisions of the Plan to participate therein.

## 8. Termination of Employment/Death

8.1 In the event of the resignation or retirement of a Participant, or the termination of the employment of a Participant, whether with or without cause or reasonable notice, prior to the expiry time of an Option, such Option shall cease and terminate on the thirtieth (30th) day following the effective date of such resignation, retirement or termination or the expiry time of such Option, whichever occurs first, and shall be of no further force or effect whatsoever as to the Common Shares in respect of which an Option has not previously been exercised. Notwithstanding the foregoing, in the event of termination for cause such Option shall cease and terminate on the seventh (7th) day following the date of said termination and shall be of no further force or effect whatsoever as to the Common Shares in respect of which an Option has not previously been exercised.

8.2 In the event of the death of a Participant on or prior to the expiry time of an Option, such Option may be exercised as to such of the Common Shares in respect of which such Option has not previously been exercised (and as the Participant would have been entitled to purchase), by the legal personal representatives of the Participant at any time up to and including (but not after) a date six (6) months following the date of death of the Participant or the expiry time of such Option, whichever occurs first.

8.3 The Plan does not confer upon a Participant any right with respect to continuation of employment by the Corporation or any of its Subsidiaries, nor does it interfere in any way with the right of the Participant or the Corporation to terminate the Participant's employment at any time.

8.4 Options shall not be affected by any change of employment of the Participant where the Participant continues to be employed by the Corporation or any of its Subsidiaries.

## 9. Change of Control

9.1 Options may provide that, in the event of the sale by the Corporation of all or substantially all of the property and assets of the Corporation as an entirety (an "Asset Sale") prior to the expiry time of an Option, such Option may be exercised, as to all or any of the Common Shares in respect of which such Option has not previously been exercised (including in respect of the right to purchase Common Shares not otherwise vested at such time) by the Participant (the "Sale Acceleration Right"). The Sale Acceleration Right shall commence on the day following the closing of the Asset Sale and end on the earlier of the expiry time of the option and the thirtieth (30th) day following the closing of the Asset Sale. Notwithstanding the foregoing, the Sale Acceleration Right may be extended for such longer period as the Board may resolve.

9.2 Options may provide that, whenever the Corporation's shareholders receive a "take-over bid", as defined in the *Securities Act*, R.S.A. 2000, c. S-4, as amended, or any successor legislation thereto, pursuant to which the "offeror" would as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding Common Shares of the Corporation (a "Control Bid"), such Option may be exercised as to all or any of the Common Shares in respect of which such Option has not previously been exercised (including in

respect of Common Shares not otherwise vested at such time) by the Participant (the "Bid Acceleration Right"). The Bid Acceleration Right shall commence on the date of the earlier of the expiry time of the option and the take-over bid and end on the tenth (10th) day following the expiry date of the Control Bid. Notwithstanding the foregoing, the Bid Acceleration Right may be extended for such longer period as the Board may resolve.

**10. Amendment or Discontinuance of Plan**

The Board may amend or discontinue the Plan at any time without the consent of the Participants provided that such amendment shall not alter or impair any Option previously granted under the Plan except as permitted by the provisions of Article 6 hereof and that such amendment or discontinuance has been approved by the Exchange.

**11. Government Regulation**

The Corporation's obligation to issue and deliver Common Shares under any Option is subject to:

(a) the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and

(c) the receipt from the Participant of such representations, warranties, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any stock exchange on which such Common Shares are then listed.

**12. Participants' Rights**

A Participant shall not have any rights as a shareholder of the Corporation until the issuance of a certificate for Common Shares upon the exercise of an Option or a portion thereof, and then only with respect to the Common Shares represented by such certificate or certificates.

**13. Approvals**

13.1 The Plan shall be subject to:

(a) the approval of the shareholders of the Corporation to be given by a resolution at a meeting of the Shareholders of the Corporation; and

(b) acceptance by the Exchange.

13.2 Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

**PLAN HISTORY**

| | |
|---|---|
| July 9, 2002 | Approved by the Board of Directors |
| August 20, 2002 | Approved by the Shareholders |

## APPENDIX M

## TRUST UNIT RIGHTS INCENTIVE PLAN

## TRUST UNIT RIGHTS INCENTIVE PLAN

This document sets out the terms and conditions of the Unit Rights Incentive Plan (the "**Plan**") of the Focus Energy Trust ("**the Trust**") adopted and approved by the board of directors (the "**Board**") of FET Resources Ltd. (the "Corporation") and the unitholders of the Trust effective as of **[the Effective Date]**, 2002.

1. The purpose of the Plan is to provide certain directors, officers, consultants, employees and other service providers, as applicable (all of which are hereinafter called "**Service Providers**"), of Trust and any of its subsidiaries, including the Corporation, with an opportunity to acquire rights ("**Rights**") to acquire units ("**Units**") of the Trust as designated from time to time by the Board of the Corporation. This will provide an increased incentive for these Service Providers to contribute to the future success and prosperity of the Trust, thus enhancing the value of the Units for the benefit of all the unitholders of Trust.

2. The Plan shall come into effect on **[the Effective Date]**, 2002, subject to the approval thereof by the Toronto Stock Exchange (the "**TSX**").

3. Under the Plan, 1,500,000 Units of the Trust will be set aside and reserved for the granting of Rights, subject to the approval of the TSX. Unless otherwise approved by the TSX and the unitholders of the Trust, the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares, which may be converted into Units (collectively, the "**Total Units**").

4. Rights shall be granted by the Board from time to time, at its sole discretion, to Service Providers, provided that the aggregate number of Rights granted to any single holder of Rights shall not exceed 1% of the Total Units. No Service Provider shall have any rights to be granted Rights hereunder, except as may be specifically granted by the Board.

5. Rights granted under the Plan may not be assigned or transferred by a holder thereof.

6. The Plan is subject to the approval of the TSX and no Rights which may be granted prior to the receipt of such approval may be exercised until such approval has been received.

7. Subject to the restrictions on exercise set out in paragraph 6 above and paragraphs 11, 12 and 15 below, Rights granted under the Plan may be exercised during a period (the "**Exercise Period**") not exceeding five (5) years from the date upon which the Rights were granted (the "**Grant Date**"), pursuant to vesting schedules determined by the Board in its sole discretion.

   At the expiration of the Exercise Period any Rights which have not been exercised shall expire and become null and void.

8. The grant price ("**Grant Price**") per Right granted hereunder shall be equal to the weighted average of the per Unit closing price of Units of the Trust traded through the facilities of the TSX on the five (5) trading days immediately preceding the Grant Date.

9. The exercise price ("**Exercise Price**") per Right granted hereunder shall be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the Trust after the Grant Date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test has been met, then the entire amount of the distribution is deducted from the Grant Price. For greater certainty, where a Grant Date falls other than on the first day of a calendar month, the per Unit amount of the distribution deducted from the Grant Price for that calendar month shall be pro-rated from the Grant Date to the end of such calendar month.

10. The Plan shall be administered by the Board. The Plan may be amended, modified or terminated by the Board with the approval of the TSX. The Board may establish a minimum Exercise Price and vary the vesting and expiry periods under the Plan provided that the duration of the Rights shall not exceed five years.

11. Upon any holder of Rights ceasing to be a Service Provider for any reason whatsoever, other than the death or disability of such holder of Rights, during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and such holder of Rights shall have until the earlier of:

(a) thirty (30) days from the date such holder of Rights ceased to be a Service Provider; or

(b) the end of the Exercise Period,

to exercise the portions of any outstanding Rights which have vested in such holder of Right pursuant to paragraph 7 above, and at the expiration of such thirty day period, any vested Rights which have not been so exercised shall terminate and become null and void; provided that upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all vested Rights which have not been exercised shall immediately terminate and become null and void.

12. Upon the death of any individual holder of Rights during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder of Rights shall have until the earlier of:

(a) six (6) months from the date of the death of such holder of Rights; or

(b) the end of the Exercise Period,

to exercise those outstanding Rights which had vested in such holder of Rights pursuant to paragraph 7 above as at the date of death, and at the expiration of such six month period, any vested Rights which have not been exercised shall terminate and become null and void.

13. Rights granted hereunder shall be exercisable by a holder of Rights by delivering written notice in the form attached as Schedule "A" hereto to the Trust specifying the number of Rights being exercised, accompanied by payment in full of the Exercise Price for the number of Rights for which such exercise is made. The calculation of the Exercise Price shall be ratified and confirmed by the Chief Financial Officer of the Corporation. (In the event of the exercise of Rights by the Chief Financial Officer, the calculation of the Exercise Price shall be ratified and confirmed by the Chief Executive Officer). Upon receipt of such notice made in accordance with the terms and conditions of the Plan, the Trust shall cause to be issued, and deliver to such holder of Rights, a certificate representing the Units for which such Rights have been exercised.

14. In the event, during any Exercise Period of any Rights granted hereunder, of any consolidation, subdivision, re-division or change of the Units of the Trust into a greater or lesser number of Units, then such outstanding Rights shall be deemed to be amended to be for such greater or lesser number of Units as would have resulted if the Units represented by such Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price shall be deemed to be adjusted on a pro rata basis.

15. The vesting provisions set out in paragraph 7 above shall be accelerated and all unexercised Rights may be exercised upon the effective date of a change of control of the Trust or the Corporation. For the purposes hereof, a "change of control" shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control of the Trust or the Corporation:

(a) a successful "take-over bid" as defined in the *Securities Act*, R.S.A. 2000, c. S-4, as amended, or any successor legislation thereto, pursuant to which the "offeror" would as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding Total Units of the Trust or common shares of the Corporation;

(b) the issuance to or acquisition by any person, or group of persons acting in concert, of Units of the Trust which in the aggregate total 50% or more of the then issued and outstanding Total Units of the Trust;

(c) a change in the ownership of the Corporation the effect of which is that a sufficient number of voting shares of the Corporation taken on a fully diluted basis, necessary to elect a majority of directors to

the Board of the Corporation are not beneficially held or under the direction or control of the Trust; and

(d) the sale of all or substantially all of the assets of the Corporation; and

(e) the termination of the Trust.

16. The granting of Rights hereunder to any holder of Rights shall not obligate such holder of Rights to exercise such Rights or any portion thereof.

**FOCUS ENERGY TRUST**

Per: ______________________________

Per: ______________________________

## SCHEDULE "A"

## NOTICE OF EXERCISE OF UNIT RIGHTS

To: Focus Energy Trust (the "Trust")

The undersigned holder of Rights hereby gives notice of intention to exercise Rights to purchase ____________ Units of the Trust granted on ________________________________, 20___, at the following Exercise Price:

Grant Price ($________.___)

Exercise Price ($________.___)

Payment in full of the aggregate Exercise Price for the total number of Rights being exercised is enclosed.

| | |
|---|---|
| ______________________________<br>Date | ______________________________<br>Signature of Holder of Rights |
| | ______________________________<br>Name (please print) |
| | ______________________________<br>Address |
| | ______________________________ |
| | ______________________________ |
| Please have my Unit certificate sent to me at: | _______ above address |
| | _______ c/o 3250, 205 - 5th Avenue S.W.<br>Calgary, Alberta<br>T2P 2V7 |

# APPENDIX N
# AMALGAMATIONCO EXECUTIVE BONUS PLAN

## AMALGAMATIONCO EXECUTIVE BONUS PLAN

### 1. Purpose of the Plan

The holders of units of Focus Energy Trust (the "Trust") and the Board of Directors of FET Resources Ltd. (the "Corporation") have approved this executive bonus plan (the "Plan") to advance the interests of the Trust and the Managed Entities, as defined below, by providing for bonuses for key employees of the Corporation and its subsidiaries who are selected to participate in the Plan in the manner hereinafter provided, so as to attract and retain such individuals, make their compensation competitive with other opportunities and provide them with an incentive to strive to achieve the Trust's and the Managed Entities financial and other business objectives and align their interests with the unitholders' interests by paying bonuses half in trust units of the Trust and half in cash.

### 2. Definitions

In this Plan the following terms shall have the following meanings:

"**ARTC**" means Alberta Royalty Tax Credit;

"**board of directors**" means the board of directors of the Corporation;

"**Business Day**" means a day other than a Saturday, Sunday or statutory holiday in the Province of Alberta;

"**CEO**" means the chief executive officer of the Corporation;

"**Change of Control**" shall mean the occurrence of any of:

(a) the purchase or acquisition of Trust Units of the Trust and/or securities ("**Convertible Securities**") convertible into Trust Units of the Trust or carrying the right to acquire Trust Units of the Trust as a result of which a person, group of persons or persons acting jointly or in concert, or persons associated or affiliated within the meaning of the *Business Corporations Act* (Alberta) with any such person, group of persons or any of such persons acting jointly or in concert (collectively the "**Holders**") beneficially own or exercise control or direction over Trust Units of the Trust and/or Convertible Securities such that, assuming only the conversion of the Convertible Securities beneficially owned by the Holders thereof to cast more than fifty (50%) percent of the votes attached to all Trust Units of the Trust;

(b) approval by the unitholders of the Trust of:

(i) an amalgamation, arrangement, merger or other consolidation or combination of the Trust with another trust, corporation or other entity pursuant to which the unitholders of the trust, corporation or other entity immediately thereafter do not own shares of the successor or continuing corporation which would entitle them to cast more than fifty (50%) percent of the votes attaching to all of the trust units or shares in the capital of the successor or continuing trust, corporation or other entity which may be cast to elect directors of that trust, corporation or other entity to manage the trust;

(ii) a liquidation, dissolution or winding-up of the Trust or the Corporation; or

(iii) the sale, lease or other disposition of all or substantially all of the assets of the Trust or the Corporation;

"**Change of Control Payout Amount**" means the lesser of: (a) 1.5 times the Monthly Bonus Amount paid in each of the 12 months prior to the date of the Change of Control; or (b) $3.0 million;

"**Corporation**" means FET Resources Ltd.;

"**Managed Entity**" means any corporation, trust or other entity directly or indirectly owned by the Trust or the Corporation, and includes, without limitation, each of the Trust, the Corporation and Storm Gas Production Inc.;

**"Monthly Bonus Amount"** shall be an amount equal to 2.5% of Net Production Revenue calculated as at the end of each calendar month for each calendar month commencing on **[the Effective Date]** provided that when the aggregate Monthly Bonus Amount paid out pursuant to this Plan exceeds $2 million in any calendar year, the percentage amount referred to above shall be reduced from 2.5% to 2%;

**"Net Production Revenue"** means in respect of any period for which Net Production Revenue is calculated (a) the amount received or receivable by any Managed Entity (without duplication) in respect of the sale of its interest in all Petroleum Substances collected from the Properties and any facility revenue received in such period other than the proceeds of the sale of the Properties including ARTC; less: (b) expenditures paid or payable by or on behalf of any Managed Entity (without duplication) in respect of operating the Properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom and all other amounts paid to third parties which are calculated with reference to production from the Properties including, without limitation, gross overriding royalties, lessors' royalties, Crown royalties and other Crown charges;

**"Participant"** means any person who is an employee of the Corporation or its subsidiaries and is selected by the CEO to participate in the Plan and assigned Participation Points in accordance with Section 4 of the Plan;

**"Participation Points"** means the points expressed in whole numbers assigned to a Participant in accordance with Section 4 of the Plan;

**"person"** means an individual, corporation, partnership, trustee or any unincorporated organization;

**"Petroleum Substances"** means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

**"Plan"** means the FET Resources Ltd. — Executive Bonus Plan, as amended from time to time;

**"Properties"** means the working, royalty or other interests of any Managed Entity in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by any Managed Entity from time to time;

**"Redearth Assets"** means the oil and natural gas assets owned by Redearth in the Red Earth area of Alberta;

**"Sharing Ratio"** means, with respect to any Participant, the fraction calculated in accordance with the following formula:

$$= \frac{A}{B}$$

where,

A = the Participation Points assigned to the Participant in accordance with Section 4 of this Plan outstanding on the last day of the month for which the calculation is being made.

B = Total Participation Points.

**"Total Participation Points"** means the total number of Participation Points assigned to all Participants in accordance with Section 4 of this Plan calculated on the last day of the month for which the calculation is being made;

**"Trust"** means the Trust, the open-end investment trust formed pursuant to the Trust Indenture, and designated therein **"Focus Energy Trust"**, or such other name as the Trust may be designated or constituted from time to time;

**"Trust Indenture"** means the Trust Indenture dated as of July 15, 2002 between Storm Energy Inc. and the Trustee, as amended from time to time;

**"Trust Units"** means the trust units of the Trust issued in accordance with the Trust Indenture; and

**"Trustee"** means Valiant Trust Company, a trust company incorporated under the laws of Alberta, or its successor or successors for the time being as Trustee under the Trust Indenture.

**3. Administration**

The Plan shall be administered by the CEO. The CEO shall be entitled to the full benefits of the indemnification provisions set forth in the Trust Indenture and the by-laws of the Corporation.

**4. Eligibility**

Participants in the Plan may be selected by the CEO from time to time from among the key employees of the Corporation and its subsidiaries. At the time of selection of a Participant to participate in the Plan or from time to time thereafter, the CEO may allocate a whole number of Participation Points to a Participant. For the purpose of the Plan such Participation Points shall be deemed to be assigned effective at the beginning of the month following the date at which the CEO assigns such Participation Points. The CEO will advise and review the allocations with the board of directors. A Participant whose employment is terminated shall not be entitled to the payment of a bonus under the Plan for any amount accruing after the end of the month in which such employment is terminated except, as the CEO may otherwise determine in his sole discretion. For the purpose of determining the date of termination of employment pursuant to the Plan such employment will be deemed to be terminated upon the date at which the Participant resigns or the Participant's employment is terminated by the Corporation without regard to any period for which the Participant may be entitled to notice under any employment agreement or otherwise at law. Notwithstanding the foregoing, the CEO, in his discretion, may also award to, or continue, in whole or in part, Participation Points of a Participant whose employment terminates due to disability, death or other circumstances of cessation of employment as determined appropriate by the board of directors.

**5. Bonuses**

Each Participant shall be entitled to receive a bonus equal to the Participant's Sharing Ratio multiplied by the Monthly Bonus Amount for each calendar month or portion thereof while such Participant is eligible to continue participation in the Plan in accordance with Section 4.

**6. Payment**

(a) Subject to subsections 6(b), (d) and (e) payment of bonuses shall be made 50% in cash and 50% in Trust Units as soon as reasonably practicable after the end of each calendar month.

(b) An aggregate of 900,000 Trust Units shall be reserved pursuant to the Plan for issuance from treasury by the Trust. The Committee may, subject to approval of the board of directors of the Corporation and the Toronto Stock Exchange or such other exchange on which the Trust Units are listed and all other necessary regulatory approvals, increase the maximum number of Trust Units issuable pursuant to the Plan.

(c) For the purpose of calculating the number of Trust Units issuable under any bonus payment such Trust Units shall be priced at the five day weighted average trading price of such Trust Units as quoted by the Toronto Stock Exchange or, if the Trust Units are not listed on the Toronto Stock Exchange, such other stock exchange as the Trust Units are listed, calculated for the last five trading days of the month for which the bonus relates and which at least one board lot of Trust Units traded. In the event that the Trust Units are not listed, the Trust Units shall be issued at the fair market value of the Trust Units as determined by the board of directors.

(d) No fractional Trust Units shall be issued and in the event that a fractional Trust Unit would otherwise be issued, the Corporation shall pay a cash amount equal to the fraction of a Trust Unit which would otherwise be issued multiplied by the price of the Trust Units determined in accordance with subsection 6(c).

(e) In the event that the Trust is unable to issue Trust Units pursuant to this Plan for any reason whatsoever the bonuses payable in accordance with Section 5 shall be paid in cash.

## 7. Participant's Interests

A Participant's interest in any bonus awards hereunder shall at all times be reflected on the Corporation's books as a general unsecured and unfunded obligation to the Corporation subject to the terms and conditions of the Plan. The Plan shall not give any person any right or security interest in any asset of the Corporation or any fund in which any deferred payment is deemed invested. None of the Corporation, the board of directors or the CEO shall be responsible for the adequacy of the general assets of the Corporation to discharge the payment of its obligations hereunder nor shall the Corporation be required to reserve or set aside funds therefor.

## 8. Non-Alienation of Benefits: Beneficiary Designation

All rights and benefits under the Plan are personal to the Participant and neither the Plan nor any right or interest of a Participant or any other person arising under the Plan is subject to voluntary or involuntary alienation, sale, transfer, or assignment without the CEO's consent, which may be withheld in its discretion. Subject to the foregoing, the Corporation shall establish such procedures as it deems necessary for a Participant to designate one or more beneficiaries to whom any bonus payment the CEO determines to make and any deferred amounts would be payable in the event of the Participant's death. Absent such a designation, payment shall be made to the Participant's estate.

## 9. Withholding for Taxes

Notwithstanding any other provisions of this Plan, the Corporation may withhold from any payment made by it under the Plan such amount or amounts as may be required for purposes of complying with the tax withholding or other provisions of the *Income Tax Act* (Canada) or any other federal or provincial tax or other legislation.

## 10. No Employment Rights

Nothing contained in the Plan shall confer upon any Participant any right to be continued in the employ of the Corporation or any of its subsidiaries or interfere in any way with the right of the Corporation or any of its subsidiaries to terminate a Participant's employment at any time.

## 11. CEO or Board of Director Determinations Final

Each determination provided for in the Plan shall be made by the CEO or the board of directors, as the case may be, under such procedures as may from time to time be prescribed by the CEO or the board of directors and shall be made in the sole discretion of the CEO or the board of directors, as the case may be. All such determination shall be conclusive on all parties.

## 12. Amendment

The CEO with the approval of the board of directors may amend the Plan from time to time. No such amendment shall adversely affect any Participants' rights under this Plan without the prior consent of the Participants affected.

## 13. Termination

The Corporation's board of directors may terminate the Plan by treating such termination as a Change of Control and paying to the Participants the amounts specified in Section 14 of the Plan.

## 14. Change of Control

In the event of a Change of Control, the Corporation shall terminate the Plan and pay to each Participant a final bonus amount equal to the Participant's Sharing Ratio multiplied by the Change of Control Payout Amount. Upon the payment of such amount to each Participant under the Plan the Plan shall terminate and the Participant shall have no further rights under the Plan.

## 15. Successors

The Plan is binding on and will inure to the benefit of any successor to the Corporation.

## 16. Term

The Plan shall terminate on August 31, 2007, unless extended by the CEO and the board of directors subject to approval of the Toronto Stock Exchange or such other exchange on which the Trust Units are listed and all other necessary regulatory approvals.

## 17. Governing Law

The Plan shall be construed in accordance with the laws of the Province of Alberta.

APPENDIX O

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

## SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to Sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to:

(a) amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) amend its articles under Section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate with another corporation, otherwise than under Section 184 or 187;

(d) be continued under the laws of another jurisdiction under Section 189; or

(e) sell, lease or exchange all or substantially all its property under Section 190.

(2) A holder of shares of any class or series of shares entitled to vote under Section 176, other than Section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2):

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2):

(a) by the corporation; or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5);

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder:

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall:

(a) be made on the same terms; and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder:

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for:

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation;

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents; and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order:

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs:

(a) the shareholder may withdraw his dissent; or

(b) the corporation may rescind the resolution;

(c) and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after:

(a) the pronouncement of an order under subsection (13); or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares;

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporations but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.